Form 20-F
period 2003-06-30
COMMONWEALTH BANK OF AUSTRALIA
filed 2003-11-24
CIK 8565

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark one)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 0-29152

Commonwealth Bank of Australia

A.C.N. 123 123 124
(Exact name of Registrant as Specified in its Charter)

Commonwealth of Australia
(Jurisdiction of Incorporation or Organization)

48 Martin Place
Sydney, New South Wales 1155
Commonwealth of Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Commonwealth Bank of Australia Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2003).

Commonwealth Bank of Australia Ordinary Shares: 1,253,581,363 fully paid shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

This report includes the disclosure requirements for both Australia and the United States Securities and Exchange Commission (‘SEC’)

Commonwealth Bank of Australia
ACN 123 123 124

Form 20-F Cross Reference Index
Highlights
Financial Review
Banking Analysis
Funds Management Analysis
Life Insurance Analysis
Shareholder Investment Returns
Life Company Valuations
Group Operating Expenses
Other Group Items
Integrated Risk Management
Off-Balance Sheet Arrangements
Critical Accounting Policies and Estimates
Description of Business (continued)
Chairman’s Statement
Corporate Governance
Directors’ Details
Five Year Financial Summary (Australian GAAP)
Financial Statements
Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Notes to the financial statements
Independent audit report to the members of Commonwealth Bank of Australia
Shareholding Information
Additional Information (continued)
Signatures
Exhibits
International Representation
EX-4.4: LETTER OF OFFER
EX-8: LIST OF CONTROLLED ENTITIES
EX-12: CEO AND CFO CERTIFICATIONS
EX-13: CEO AND CFO CERTIFICATIONS
EX-14: CONSENT OF ERNST & YOUNG

Form 20-F Cross Reference Index	4
Highlights	5
Financial Review	13
Banking Analysis	18
Funds Management Analysis	28
Life Insurance Analysis	32
Shareholder Investment Returns	34
Life Company Valuations	37
Group Operating Expenses	39
Other Group Items	41
Integrated Risk Management	42
Off-Balance Sheet Arrangements	46
Critical Accounting Policies and Estimates	49
Description of Business	51
Chairman’s Statement	56
Corporate Governance	58
Director’s Details	64
Five Year Financial Summary (Australian GAAP)	70
Financial Statements
Statements of Financial Performance	73
Statements of Financial Position	74
Statements of Changes in Shareholders’ Equity	75
Statements of Cash Flow	76
Notes to the Financial Statements	77
Independent Audit Report	203
Shareholding Information	204
Additional Information	212
Signatures	215
Exhibits	216
International Representation	217

Form 20-F Cross Reference Index

Form 20-F Cross Reference Index (for purpose of filing with US Securities and Exchange Commission)

Page
Financial Information Definitions		4-5
Currency of Presentation Exchange Rates and Certain Definitions		13,208
Part I
Item 1	Identity of Directors, Senior Management and Advisers (1)
Item 2	Offer Statistics and Expected Timetable (1)
Item 3	Key Information	13-17, 42-45, 70-71
Item 4	Information on the Company	18-41, 51-55, 147-150, 158, 173-174, 216
Item 5	Operating and Financial Review and Prospects	6-12, 18-48
Item 6	Directors, Senior Management and Employees	14, 41, 53-54, 58, 60-62, 66, 133-139, 178-183, 203, 206-207,
Item 7	Major Shareholders and Related Party Transactions	176-178, 203-204
Item 8	Financial Information	68,72-202
Item 9	The Offer And Listing	203,205
Item 10	Additional Information	5,209-211
Item 11	Quantitative and Qualitative Disclosures about Market Risk	161-170
Item 12	Description of Securities Other Than Equity Securities (1)
Part II
Item 13	Defaults, Dividends and Delinquencies (2)
Item 14	Material Modification to the Rights of Security Holders and use of Proceeds (3)
Item 15	Controls and Procedures	63
Item 16A	Audit Committee Financial Expert (1)
Item 16B	Code of Ethics (1)
Item 16C	Principal Accountant Fees and Services (1)
Item 16D	Exemptions from the Listing Standards for Audit Committee (1)
Part III
Item 17	Financial Statements (4)
Item 18	Financial Statements	73-76, 188-201
Item 19	Exhibits	205
Signatures		214
Consolidated Statements of Income for years ended 30 June 2003, 2002 and 2001		73
Consolidated Balance Sheets as at 30 June 2003 and 2002		74
Consolidated Statements of Changes in Shareholders’ Equity for years ended 30 June 2003, 2002 and 2001		75
Consolidated Statements of Cash Flows for years ended 30 June 2003, 2002 and 2001		76
Notes to the Accounts		77-201
Report of Independent Auditors		202

(1)	Not required in this annual report.

(2)	Item 13 (A) and (B) None.

(3)	Item 14 (A) and (B) none, (C) not applicable and (D) no changes.

(4)	Not applicable as Item 18 complied with.

Special Note Regarding Forward-Looking Statements

     Certain statements under the captions ‘Operating and Financial Review and Prospects’, ‘Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments’, ‘Disclosures about Fair Value of Instruments’ and elsewhere in this Report constitute ‘forward-looking statements’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements including economic forecasts and assumptions and business and financial projections involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include demographic changes, changes in competitive conditions in Australia, New Zealand, Asia, the United States or United Kingdom, changes in the regulatory structure of the banking and life insurance industries in Australia, New Zealand or Asia, changes in political, social, credit and economic conditions in Australia or New Zealand, legislative proposals for reform of the banking and life insurance industries in Australia, and various other factors beyond the Group’s control. Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on such forward-looking statements.

     Details on significant risk factors applicable to the Group are detailed on pages 15-6.

Documents on Display

     Documents referred to in this report are available for inspection. Please contact the Company Secretary, Level 2, 48 Martin Place, Sydney NSW Australia 1155 for further information

Financial Information Definitions

     In addition to discussing the Australian GAAP financial information in this annual report, certain “non-GAAP financial measures” (as defined in Regulation G under the US Securities and Exchange Commission (the “SEC”)) of the financial performance and results of the Group are included. These non-GAAP financial measures are not calculated in accordance with either Australian GAAP or US GAAP and are described below. This annual report contains certain reconciliations of these non-GAAP financial measures to our financial results prepared in accordance with Australian GAAP.

Financial Information Definitions

     In this annual report, the Bank presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with Australian GAAP, and on a “cash basis”. “Cash basis” is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift. “Cash basis” net profit after tax represents profit derived from business operating income and operating expenses after tax. The only items excluded from the net profit after tax are goodwill amortisation and appraisal value (reduction)/uplift. Management believes “cash basis” is a meaningful measure of the Group’s operating performance as it excludes certain non-cash expenses and provides the basis for the determination of the Bank’s dividends. The goodwill amortisation is an annual accounting charge to profit, with amortisation principally over a 20-year period. The appraisal value reduction or uplift is a movement in the value of the fund management and life insurance businesses which in part is driven by external economic factors and markets, such as world equity markets and interest rates.

     The Bank also presents its earnings per share on a statutory basis and on a cash basis. Earnings per share on a statutory basis are affected by the impact of changes in the appraisal value of our funds management and life insurance businesses. “Earnings per share (cash basis)” is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift, divided by the weighted average of the Bank’s ordinary shares outstanding over the relevant period. This measure shows the “cash basis” net profit after tax, as described above, per share.

     “Strategic initiatives and ESAP expenses” refers to costs associated with the strategic initiatives as outlined in the Bank’s annual report for the year ended 30 June 2002 as well as additional share-based compensation (“Employee Share Acquisition Plan” or “ESAP”) following changes to the Bank’s remuneration structures and policy. These costs principally relate to restructuring expenses. “Operating expenses — strategic initiatives and ESAP” plus “operating expenses — comparable businesses” is equal to the Australian GAAP measure “operating expenses”. Management believes it is meaningful to highlight these items in an analysis of our results due to the significance of these expenses and to show financial performance over different financial years on a comparable basis.

     Throughout the report underlying measures exclude shareholder investment returns and significant operating expenses, being strategic initiatives and the cost of ESAP.

     “Underlying profit” refers to profit after tax, cash basis, before significant operating expenses and shareholder investment returns. Shareholder investment returns are returns on shareholder funds in our life insurance business, which have been excluded from underlying profit due to their volatility. “Underlying profit” is referred to across all our businesses. The underlying profit is the result of our core operating performance. Management believes it is meaningful to highlight the underlying profit in order to show performance over different financial years on a comparable basis, in particular excluding the volatility of equity markets and restructuring expenses. Management performance is assessed on this basis.

     “Underlying” productivity ratios which

•	Exclude strategic initiatives and ESAP expenses.

•	Exclude shareholder investment returns from funds management and life insurance income.

•	Exclude policyholder tax from the funds management income and life insurance income lines.

     In providing “underlying” productivity ratios, comparatives for the prior period have also been adjusted. “Underlying” productivity ratios have been presented to provide what management believes to be a more relevant presentation of our productivity ratios. Management believes that these adjustments enable comparison of our productivity ratios from period to period to be more meaningful as it reflects what management believes to be our core operating performance.

Highlights

     (Except where otherwise stated, all figures relate to the Financial Year ended 30 June 2003 and comparatives for the profit and loss are to the Financial Year ended 30 June 2002 and 30 June 2001. ‘$’ and ‘A$’ refer to Australian dollars, while ‘US$’ refers to US dollars. Reference to ‘Group’ means all banking, life insurance and funds management operations of the Commonwealth Bank Group. Reference to ‘Bank’ means the banking operations only of the Group.

	Financial Year Ended

	30/06/03	30/06/02	30/06/01
Key Performance Indicators	$M	$M	$M

Profitability
Underlying Segment Profit after Income Tax(1):
Banking	2,401	2,067	1,793
Funds Management	228	360	292
Life Insurance	58	41	54

Underlying Profit after Income Tax(1)	2,687	2,468	2,139
Shareholder investment returns (after tax)	73	33	123
Operating expenses - strategic initiatives and ESAP (after tax)(1)	(181)	—	—

Net Profit after Income Tax (“cash basis”)(1)	2,579	2,501	2,262

Goodwill amortisation	(322)	(323)	(338)
Appraisal value (reduction) / uplift	(245)	477	474

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	2,398

Banking
Net interest margin (%)	2.67	2.76	2.78
Average interest earning assets	188,270	170,634	160,607
Average interest bearing liabilities	174,737	157,105	145,978
Funds Management
Funds under management	94,207	102,838	101,481
Life Insurance
Inforce premiums	880	810	712
Shareholder Investment Returns (before Tax)	91	47	186
Operating Expenses
Comparable business(1)	5,292	5,201	5,170
Strategic initiatives and ESAP(1)	259	—	—

Total operating expenses	5,551	5,201	5,170

Productivity Ratios
Banking expenses to income (%)	54.8	54.1	57.7
Underlying Banking expenses to income (%)(1)	52.0	54.1	57.7
Funds Management expenses to average funds under management (%)	0.89	0.73	0.81
Underlying Funds Management expenses to average funds under management (%)(1)	0.85	0.73	0.81
Life Insurance expenses to average inforce premiums (%)	57.3	68.8	68.1
Shareholder Measures
EPS - statutory basis - basic (cents)	157.4	209.6	189.6
EPS - cash basis - basic (cents)	202.6	197.3	178.8
EPS - statutory basis - diluted (cents)	157.3	209.3	189.3
EPS - cash basis - diluted (cents)	202.5	197.0	178.6
Dividend per share (cents)	154	150	136
Capital Adequacy
Tier 1 (%)	6.96	6.78	6.51
Total (%)	9.73	9.80	9.16
Full-time Staff Equivalent (FTE’s)	35,845	37,245	37,460

[1]	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

Highlights (continued)

Financial Year 2003 vs Financial Year 2002

Financial Performance and Business Review

     The Commonwealth Bank recorded a net profit after income tax of $2,012 million, or 24% below the prior year, after deducting goodwill amortisation of $322 million and a net reduction in appraisal value of $245 million. The appraisal value movement is discussed within the “Life Company Valuations” section.

     The net profit after tax (cash basis) for the year ended 30 June 2003 is $2,579 million, an increase of $78 million or 3% on the prior year.

     This result was achieved inclusive of $259 million of significant expenses related to strategic initiatives of $214 million and $45 million of expense relating to two years allocations of shares issued to employees under the employee share program.

     This result reflects a strong banking performance primarily driven by the Australian and New Zealand retail banking operations. The housing market has primarily driven the banking performance, with balance growth at over 17% for the year. The New Zealand performance reflects strong industry conditions combined with growth in market shares for retail, business and rural lending (Source: Reserve Bank of New Zealand).

     Results for Institutional and Business Banking were subdued, primarily reflecting the difficult industry conditions. The weakened demand for credit in the institutional segment and conditions in global markets resulted in flat earnings outcomes.

     In Funds Management, falling equity markets globally have reduced funds under management and depressed volumes of inflows, particularly in the first half of the year.

     The underlying profit performance of the Life Insurance business includes a write down of an investment asset within Australia. Excluding this the results of all regions, particularly Asia, were favourable. The Life Insurance result also benefited from a rebound in equity markets in the second half of the year.

     Underlying operating expenses have increased by 2% over the year, primarily driven by increased volumes, the set up of the new Premium Financial Services Division together with increased regulatory expenses associated with the Funds Management business.

     The growth in banking income combined with the benefit of strategic initiatives undertaken resulted in an underlying banking productivity improvement of 4% for the year. The underlying banking expense to income ratio is 52.0% compared with 54.1% in 2002.

     The credit quality of the portfolio has improved with bad debt charge as a percentage of risk weighted assets decreasing from 0.32% at June 2002 to 0.21% at June 2003. This reflects an absence of significant corporate defaults compared with the prior year. The home lending portfolio continues to show low levels of delinquency and write-offs relative to historical trends.

2002/03 Restructuring Initiatives

     During the year the Bank implemented a number of significant strategic initiatives with the aim of improving service levels and productivity.

     The initiatives undertaken during the year included:

•	Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing.

•	Empowerment of front line retail sales staff with information and decision-making capabilities to better meet customer needs.

•	Redesign of system and relationship management processes in the business and corporate segments.

•	Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

     The gross expense of these initiatives in the current year, combined with the current year estimated benefits and expected annualised future benefits are set out in the table below:

				Annual
Pre Tax $M	Expenses	Benefits	Net Expense	Benefit

Full year to 30 June 2003	214	69	145	165

     The gross expense for the year of $214 million is lower than the previously reported expectation of $227 million. Initiatives were achieved at a lower expense. The value of future expected benefits exceeds that previously reported. For details of these strategic initiatives expenses refer to Note 2 of the Financial Statements.

     As reported in the June 2002 profit announcement, it was anticipated that the above initiatives would result in a net reduction in the Bank’s staff numbers of 1,000. This comprised a reduction of 1,500 from the retail and business-banking initiatives partly offset by the creation of customer facing positions in the premium division. Net staff numbers have reduced by 1,400 over the year. This comprised a reduction of 1,740 in back office positions partly offset by the creation of 340 customer-facing positions.

Bank Strategy

     The CBA vision is to excel in customer service. To achieve this we are progressing our strategy to provide a consistently good range of services to meet the integrated financial needs of our customers. Implementation is centred on five key themes.

•	Engage our people to provide consistently good service for customers through our proprietary distribution network.

•	Implement a service and sales based management culture.

•	Deepen customer relationships through needs based bundling.

•	Simplify our processes and systems to improve service and productivity.

•	Optimise the business mix.

     There will be a strong focus on listening to our customers and supporting our people to deliver customer service results with improved tools and processes as well as more closely aligning our people and systems to our service aspirations.

Transformation Program

     Transformation Program

     On 19 September 2003, the Group launched its ‘Which new Bank’ customer service vision. This vision is based on what its customers have said they want from the Bank: “Know me, give me what I want and do it reliably”. To achieve this vision, a 3-year major cultural transformation program is planned, aiming to empower, motivate and skill people and simplify processes. It is aimed to improve customer service response times by 20% to 50%.

     In implementing its ‘Which new Bank’ transformation over the next three years, the Group will redirect its usual project spend of $600 million and outlay an additional $620 million in the key areas of staff training and skilling,

Highlights (continued)

systems and process simplification, and technology. It will also invest a further $260 million over this period in the branch network. The service transformation will be supported by increased investment of over $200 million in training and developing the Group’s staff over the next three years, doubling the Group’s normal spend.

     It is expected that the superior customer service resulting from the transformation program will deliver compound annual earnings per share growth over 10% over the three year period and productivity improvements of 4% to 6% per annum, subject to current trading conditions being maintained. The net impact over the three years is expected to be positive and the profits in subsequent years greater than they would have been. The Board regards the expenditure incurred on this program to be in the nature of an investment in the future of the Group. There will be additional charges against profit in the Financial Year 2004, but the Bank will add back the non-recurring charges, expected to be around $500 million after tax, in considering the amount to be distributed as dividends to shareholders.

     As a consequence of process simplification, work redesign and removing unnecessary work, the Group’s domestic workforce is expected to reduce by approximately 3,700 between July 2003 and June 2006. Around 25% of this reduction had already happened as at 19 September 2003.

Financial Year 2002 vs Financial Year 2001

     For the Financial Year ended 30 June 2002, the Commonwealth Bank Group recorded a net profit after income tax of $2,655 million, up 11% on Financial Year 2001.

     The net profit from ordinary activities (‘cash basis’) for the Financial Year ended 30 June 2002 after tax, and before goodwill amortisation and appraisal value uplift is $2,501 million. This is an increase of $239 million or 11% from $2,262 million in Financial Year ended 30 June 2001.

     The Group’s banking businesses achieved a strong result with net profit after tax increasing to $2,067 million, from $1,793 million for Financial Year 2001, reflecting:

•	Net interest income of $4,710 million for Financial Year 2002 compared with $4,474 million for Financial Year 2001.

•	Other banking operating income of $2,552 million for Financial Year 2002 compared to $2,381 million for Financial Year 2001.

Full details on the performance of the banking sector is provided in the Banking Business Analysis section of this report.

     The contribution to profit after tax from the Group’s funds management businesses for Financial Year 2002 increased 14% from $323 million in Financial Year 2001 to $368 million. Included in the results were shareholder investment returns after tax, which decreased from $32 million in Financial Year 2002 to $8 million in Financial Year 2001. Excluding shareholder investment returns, segment profit increased 23% from $292 million in Financial Year 2001 to $360 million in Financial Year 2002.

     The result was characterised by growth in segment operating income of 8.4% to $1,213 million in Financial Year 2002, partly offset by a 3% increase in expenses to $761 million due to costs associated with increased volumes, development costs associated with funds launched during the year and costs associated with the continuing development of the UK funds management operation.

     Funds under management increased by approximately 1 percent to $103 billion over the Financial Year 2001. Funds under management were impacted by poor investment returns, the loss of a few large institutional mandates in Australia and the run off of a discontinued asset management contract in the UK.

     The contribution to profit after tax from life insurance businesses decreased by 55% from $145 million in Financial Year 2001 to $66 million in Financial Year 2002. A large part of this decrease was due to the decrease in shareholder investment returns, which decreased 73% from $91 million in Financial Year 2001 to $25 million in Financial Year 2002 due to poor equity markets and transfer of certain strategic investments. Excluding shareholder investment returns, segment profit decreased 24% from $54 million to $41 million. This was largely due to the increase in operating expenses that increased by $38 million or 8% from Financial Year 2001 to Financial Year 2002.

Highlights (continued)

Profit Summary

	Full Year Ended

	30/06/03	30/06/02	30/06/01
	$M	$M	$M

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	2,398
Net Profit after Income Tax (“cash basis”) (3)	2,579	2,501	2,262

Income
Interest income	11,528	10,455	11,900
Interest expense	6,502	5,745	7,426

Net Interest Income	5,026	4,710	4,474
Other banking operating income	2,697	2,552	2,381

Total Banking Income	7,723	7,262	6,855

Funds management income (1)	1,042	1,147	1,268
Life insurance income (1)	634	659	701

Total Income	9,399	9,068	8,824

Expenses
Operating expenses - comparable business (3)	5,292	5,201	5,170
Operating expenses - strategic initiatives and ESAP (2) (3)	259	—	—

Total Expenses	5,551	5,201	5,170

Charge for bad and doubtful debts	305	449	385
Net profit before income tax, outside equity interests, goodwill amortisation and appraisal value (reduction)/uplift	3,543	3,418	3,269
Income tax expense (1)	958	916	993

Net profit after income tax, outside equity interests, goodwill amortisation and appraisal value (reduction)/uplift	2,585	2,502	2,276
Outside equity interests	(6)	(1)	(14)

Net Profit after Income Tax (“cash basis”) (3)	2,579	2,501	2,262
Appraisal value (reduction)/uplift	(245)	477	474
Goodwill amortisation	(322)	(323)	(338)

Net Profit after Income Tax (“statutory basis”) (3)	2,012	2,655	2,398

Contributions to Profit (after income tax)
Banking	2,401	2,067	1,793
Funds Management	228	360	292
Life Insurance	58	41	54

Underlying Profit after Income Tax (3)	2,687	2,468	2,139
Shareholder Investment Returns (after tax) (3)	73	33	123
Operating Expenses - strategic initiatives and ESAP (after tax) (2) (3)	(181)	—	—

Net Profit after Income Tax (“cash basis”) (3)	2,579	2,501	2,262
Goodwill amortisation	(322)	(323)	(338)
Appraisal value (reduction)/uplift	(245)	477	474

Net Profit after Income Tax (“statutory basis”) (3)	2,012	2,655	2,398

(1)	Included within funds management and life insurance income and income tax expense is a $58 million tax credit relating to policyholder losses (30 June 2002: $36 million tax credit). These amounts were offsetting and therefore the impact on the net profit after tax is nil.

(2)	For details refer to Note 2 of the Financial Statements.

(3)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

Highlights (continued)

	30/06/03	30/06/02	30/06/01
Balance Sheet Summary	$M	$M	$M

Total assets	265,110	249,648	230,411
Total liabilities	242,958	228,592	210,563

Shareholders’ equity	22,152	21,056	19,848

Assets held and Funds under Management
On Balance Sheet
Banking assets	229,289	211,130	191,333
Life insurance funds under management	22,800	25,355	24,527
Other life insurance and internal funds management assets	13,021	13,163	14,551

	265,110	249,648	230,411

Off Balance Sheet
Funds under management	71,407	77,483	76,954

	336,517	327,131	307,365

	Full Year Ended

Shareholder Summary	30/06/03	30/06/02	30/06/01

Dividends per share - fully franked (cents)	154	150	136
Dividend cover - cash (times) (1)	1.3	1.3	1.3
Earnings per share (cents) (1)
Statutory - basic	157.4	209.6	189.6
Statutory - fully diluted	157.3	209.3	189.3
Cash basis - basic	202.6	197.3	178.8
Cash basis - fully diluted	202.5	197.0	178.6
Dividend payout ratio (%)(1)
Statutory	97.7	71.7	71.2
Cash basis	75.9	76.2	75.5
Weighted average number of shares (basic) (number)	1,253	1,250	1,260
Weighted average number of shares (fully diluted) (number)	1,254	1,252	1,262

	Full Year Ended

Productivity and Efficiency	30/06/03	30/06/02	30/06/01

Banking
Expense to income (%)	54.8	54.1	57.7
Underlying expense to income (%)(1)	52.0	54.1	57.7
Funds Management
Expense to average funds under management (%)	0.89	0.73	0.81
Underlying expenses to average funds under management (%)(1)	0.85	0.73	0.81
Life Insurance
Expense to average inforce premiums (%)	57.3	68.8	68.1
Staff expense/total operating income (%)	26.1	26.4	26.7
Total operating income per FTE ($)	262,212	243,469	235,558
Full time staff equivalent (FTE’s)	35,845	37,245	37,460

(1)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

Highlights (continued)

Strategic Initiatives and ESAP and Shareholder
Investment Returns

	Full Year Ended

	Before Tax	After Tax	Before Tax	After Tax	Before Tax	After Tax
	30/06/03	30/06/03	30/06/02	30/06/02	30/06/01	30/06/01
Underlying measures exclude the following items:	$M	$M	$M	$M	$M	$M

Banking
Strategic initiatives	(176)	(124)	—	—	—	—
ESAP	(41)	(28)	—	—	—	—
Funds Management
Strategic initiatives	(38)	(26)	—	—	—	—
ESAP	(4)	(3)	—	—	—	—
Investment returns	13	9	12	8	48	32
Life Insurance
Investment returns	78	64	35	25	138	91

Total
Strategic initiatives	(214)	(150)	—	—	—	—
ESAP	(45)	(31)	—	—	—	—
Investment returns	91	73	47	33	186	123

The current year estimated benefits from strategic initiatives of $69 million were reflected in “operating expenses – comparable businesses”.

Throughout the report underlying measures exclude shareholder investment returns and significant operating expenses, being strategic initiatives and the cost of ESAP.

Other Items

Dividends

     The total dividend for the year is 154c, an increase of 4 cents or 3% on the prior year. The statutory dividend payout ratio for Financial Year 2003 is 97.7% compared to 71.7% for Financial Year 2002.

     The dividend payout ratio for the year is 75.9% on a cash basis, consistent with the prior year payout ratio of 76.2%. The Bank purchased on market the shares needed to satisfy shareholder participation in the Dividend Re-investment Plan (DRP) in respect of the interim dividend for 2002/03. In respect of the final dividend for 2002/03, the Bank issued shares to satisfy the DRP.

     The dividend payment for the second half of the year is 85 cents per share. This dividend payment is fully franked and was paid on 8 October 2003 to owners of ordinary shares at the close of business on 29 August 2003 (record date). Shares purchased on or after 25 August 2003 (ex-dividend date) did not qualify for the dividend.

     The Directors determined the dividends to be paid based on Cash Profit Per Share, having regard to the following:

•	Rate of business growth;

•	Capital adequacy;

•	Investment requirements;

•	The cyclical nature of life insurance investment returns and expectations of long term investment returns; and

•	A range of other factors.

     Subject to these factors, the Bank intends to continue to maintain a high payout ratio relative to its peers.

Capital Management

     The Bank believes it maintains a strong capital position relative to the nature of its businesses. The Bank believes this is recognised in its credit ratings. The Bank’s credit ratings remained unchanged during the fiscal year.

	Long-	Short-
	term	term	Affirmed

Fitch Ratings	AA	F1+	Feb 03
Moody’s Investor Services	Aa3	P-1	Oct 01
Standard and Poor’s	AA-	A-1+	Dec 02

     A security rating is not a recommendation to buy, sell or hold securities. It may be subject to withdrawal or revision at any time by the assigning or rating organization and each rating should be evaluated independently of any other rating.

     The risk weighted capital ratios of the Bank are detailed below.

	30/06/03	30/06/02
Risk Weighted Capital Ratios	%	%

Tier one	6.96	6.78
Tier two	4.21	4.28
Less deductions	(1.44)	(1.26)

Total capital	9.73	9.80

     Tier 1 capital is one of the key measures the Bank uses to manage capital. The increase in the tier one ratio from 30 June 2002 can be attributed to:

•	An increase of $652 million principally due to retained earnings and the issue of NZD200 million (AUD181 million) of preference shares by ASB Bank (included in outside equity interest on the balance sheet).

•	An increase in risk weighted assets from $141 billion to $147 billion. Housing loans secured by residential mortgages, which attract a concessionary risk weighting of 50%, increased by $14.4 billion.

     As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give credit for the risk diversification benefits provided by these businesses.

Highlights (continued)

     In August 2003, the Bank raised USD550 million (AUD 824 million) of perpetual non call 12 year Tier 1 hybrid capital which would have increased Tier 1 capital at 30 June 2003 from 6.96% to 7.52%. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The transaction was an opportunistic response to favourable credit markets in the United States.

Market Shares

     The table below sets out the estimated market share holding for the current and prior year along key product lines.

     We remain a leader in most product lines and believe we have generally increased our shares, however there has been a reduction in home loans, and business lending and Australian retail funds management market shares.

     The acceleration of our strategic initiatives relating to customer service will be key in improving these positions.

Line of Business	30/06/03		30/06/02

Banking
Retail Deposits(9)	24.8	%(1)	24.7%
Credit Cards(10)	22.9	%(1)	22.8%
Home Loans(11)	19.5	%(3)	19.9	%(5)
New Zealand Lending(12)	20.4	%(2)	19.6%
New Zealand Deposits(12)	16.3	%(2)	15.5%
Merchant Acquiring(13)	33.9	%(2)	34.5%
Transaction Services(14)	22.7	%(4)(7)	21.8%
Business Lending(13)	14.3	%(6)	15.2%
Asset Finance(15)	15.1	%(8)	16.5%

Funds Management
Australia Retail(16)	14.8%		15.5%
New Zealand(17)	14.0	%(3)	13.0%
Australia Property(18)	6.3%		5.2%

Life Insurance
New Zealand(19)	28.3	%(2)	26.2%
Australia(16)	15.0	%(3)	14.9%
Hong Kong(20)	2.5%		2.1%

(1)	as at May 2003

(2)	as at April 2003

(3)	as at March 2003

(4)	as at Feb 2003

(5)	as at March 2002 Previously reported 20.1%, which was revised by Australian Prudential Regulation Authority (APRA) to 19.9%

(6)	Adjusted to reflect changes in APRA data series

(7)	Mid corporate segment

(8)	Business written by CBFC only

(9)	Source: Reserve Bank of Australia (RBA)

(10)	Source: RBA Credit Card Balances

(11)	Source: APRA Residentially Secured All Lenders

(12)	Source: Reserve Bank of New Zealand

(13)	Source: APRA/RBA

(14)	Source: East & Partners

(15)	Source: Australian Equipment Lessors Association (AELA)

(16)	Source: Plan for Life

(17)	Source: Fund Source Research

(18)	Source: UBS Warburg’s monthly Listed Property Trust report

(19)	Source: ISI Statistics

(20)	Source: HK Insurance Association

Financial Review

Year ended 30 June
2003	2003	2002	2001	2000	1999

(A$ millions, except where indicated)
Selected Consolidated Income Statement Data	US$M (3)
Australian GAAP
Interest income	7,739	11,528	10,455	11,900	8,842	7,745
Interest expense	(4,365)	(6,502)	(5,745)	(7,426)	(5,123)	(4,218)

Net Interest income	3,374	5,026	4,710	4,474	3,719	3,527
Charge for bad and doubtful debts	(205)	(305)	(449)	(385)	(196)	(247)
Non interest income (1)	2,936	4,373	4,835	4,824	2,512	1,997
Operating expenses (incl. Goodwill)	(3,943)	(5,873)	(5,524)	(5,508)	(3,464)	(3,117)
Appraisal value reduction (1)	(164)	(245)	—	—	—

Operating profit before income tax and abnormal items	1,998	2,976	3,572	3,405	2,571	2,160
Income tax expense attributable to operating profit before abnormal items	(643)	(958)	(916)	(993)	(820)	(714)

Operating profit after income tax and before abnormal items	1,355	2,018	2,656	2,412	1,751	1,446
Abnormal (expense)/income before income tax	—	—	—	—	967	—
Abnormal income tax (expense)/credit	—	—	—	—	20	—

Operating profit after income tax	1,355	2,018	2,656	2,412	2,738	1,446
Outside equity interest	(4)	(6)	(1)	(14)	(38)	(24)

Net income	1,351	2,012	2,655	2,398	2,700	1,422

Dividends declared ($)	716	1,066	1,913	1,720	1,431	1,063
Weighted average number of shares (basic)	1,253	m	1,250	m	1,260	m	927	m	927	m
Earnings per share, basic before abnormal items (cents)	105.7	157.4	209.6	189.6	184.8	153.4
Earnings per share, basic after abnormal items (cents)	105.7	157.4	209.6	189.6	291.2	153.4
Earnings per share, fully diluted before abnormal items (cents)	105.6	157.3	209.3	189.3	184.4	153.1
Earnings per share, fully diluted after abnormal items (cents)	105.6	157.3	209.3	189.3	290.7	153.1
Dividends per share (cents)	103	154	150	136	130	115
Dividends payout ratio (%) (2)	97.7	71.7	71.2	83.5	74.7
Adjusted for US GAAP
Operating profit after income tax	2,014	3,000	1,682	1,586	1,502	1,494
Earnings per share after abnormal items (cents) - basic	158.3	235.7	131.5	125.2	162.0	161.2
Earnings per share after abnormal items (cents) - diluted	158.2	235.6	131.3	125.0	161.7	160.9

(1)	Appraisal value adjustment relating to life insurance business for Financial Year 2003 was a reduction and has been disclosed as an expense, For Financial Year 2002 ($477 million), 2001 ($474 million) and 2000 ($92 million), appraisal value adjustments were uplifts have been included in non interest income.

(2)	Dividends per share divided by earnings per share (before abnormal items).

(3)	US$ translated from A$ at period end rates (see table below for rates).

Exchange Rates

     For each of the Bank’s Financial Years indicated, the period end and average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customer purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) are set out below, together with the high and low rates for the previous six months.

	Year Ended 30 June
	2003	2002	2001	2000	1999

	(expressed in US dollars per $1.00)
Period End	0.6713	0.5628	0.5100	0.5971	0.6611
Average Rate	0.5847	0.5236	0.5372	0.6284	0.6273

The Noon Buying Rate on 14 November 2003 was US$0.7179 = $1.00.

	October	September	August	July	June	May

	(expressed in US dollars per $1.00)
High	0.6908	0.6810	0.6593	0.6823	0.6729	0.6585
Low	0.6814	0.6395	0.6390	0.6454	0.6564	0.6298

Financial Review (continued)

	Year ended 30 June
	2003	2003	2002	2001	2000	1999

	(A$ millions, except where indicated)
Consolidated Balance Sheet Data	US$M (5)
(at year end)
Australian GAAP
Assets
Cash and liquid assets	3,742	5,575	6,044	3,709	2,575	1,814
Receivables due from other financial institutions	4,743	7,066	7,728	4,622	5,154	1,206
Trading securities	7,005	10,435	8,389	6,909	7,347	4,708
Investment securities	7,408	11,036	10,766	9,705	9,149	7,187
Loans, advances and other receivables	107,641	160,347	147,074	136,059	132,263	101,837
Bank acceptances of customers	8,859	13,197	12,517	12,075	11,107	9,672
Life insurance investment assets	18,686	27,835	30,109	31,213	27,036	—
Deposits with regulatory authorities	15	23	89	61	46	953
Property, plant and equipment	551	821	862	919	1,073	1,001
Investments in associates	193	287	313	400	403	281
Intangible Assets	3,376	5,029	5,391	5,716	5,935	491
Other assets	15,748	23,459	20,366	19,023	16,171	8,946

Total Assets	177,967	265,110	249,648	230,411	218,259	138,096

Liabilities
Deposits and other public borrowings	94,636	140,974	132,800	117,355	112,594	93,428
Payable due to other financial institutions	5,060	7,538	7,864	6,903	4,633	3,249
Bank acceptances	8,859	13,197	12,517	12,075	11,107	9,672
Provision for dividend	8	12	1,040	779	708	472
Income tax liability	588	876	1,276	1,355	1,823	1,410
Other provisions	550	819	834	1,007	1,554	805
Life insurance policy liabilities	16,018	23,861	25,917	27,029	25,282	—
Debt issues	13,848	20,629	23,575	24,484	25,275	10,763
Bills payable and other liabilities	12,773	19,027	17,342	13,872	11,549	8,507

	152,340	226,933	223,165	204,859	194,525	128,306

Loan capital (1)	4,045	6,025	5,427	5,704	5,299	2,828

Total liabilities and loan capital	156,385	232,958	228,592	210,563	199,824	131,134

Total Shareholders’ Equity (2)	21,582	32,152	21,056	19,848	18,435	6,962

Adjusted for US GAAP
Total Assets	177,483	264,387	247,563	235,401	221,220	149,054
Shareholders’ equity (3)	11,607	17,291	16,299	16,236	16,022	7,659
Consolidated Operating Data (number) (at year end)
Full time staff equivalent (4)		35,845	37,245	37,460	39,631	30,914
Branches/service centres (Australia)		1,014	1,020	1,161	1,387	1,162
Agencies (Australia)		3,893	3,936	3,927	4,081	3,934

(1)	Represents interest bearing liabilities qualifying as regulatory capital.

(2)	Including minority interests (see Note 30 for details).

(3)	Exclusive of minority interests.

(4)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies. Prior period staff numbers have to restated to reflect this

(5)	US$ translated from A$ at period end rates (see table on Page 13 for rates).

Financial Review (continued)

	Year ended 30 June
	2003	2003	2002	2001	2000	1999

	(A$ millions, except where indicated)
Consolidated Ratios and Operating Data	US$M (6)
Australian GAAP
Profitability
Net Interest Margin (%) (1)		2.67	2.76	2.78	2.88	3.09
Interest Spread (%) (2)		2.40	2.47	2.32	2.47	2.69
Return on average shareholders’ equity (3)
before abnormal items (%)		10.73	14.67	13.50	22.06	20.54
after abnormal items (%)		10.73	14.67	13.50	34.78	20.54
Return on average total assets (3)
before abnormal items (%)		0.78	1.11	1.07	1.08	1.06
after abnormal items (%)		0.78	1.11	1.07	1.70	1.06
Productivity
Total operating income per full time (equivalent) employee ($)	176,023	262,212	262,856	252,400	211,842	190,720
Staff expense/total operating income (%) (4)		26.1	26.4	26.7	27.8	29.0
Total operating expenses excluding goodwill amortisation/total operating income (%) (4)		59.1	57.4	58.6	55.5	55.6
Ratio of earnings to fixed charges		1.3	1.6	1.5	1.7	1.5
Capital Adequacy (at year end)
Risk weighted assets	98,552	146,808	141,049	138,383	128,484	99,556
Tier 1 capital	6,856	10,213	9,561	9,015	9,618	7,021
Tier 2 capital	4,147	6,177	6,040	5,784	6,097	3,109
Total capital (5)	9,583	14,276	13,820	12,680	12,518	9,342
Tier 1 capital/risk weighted assets (%)		6.96	6.78	6.51	7.49	7.05
Tier 2 capital/risk weighted assets (%)		4.21	4.28	4.18	4.75	3.12
Total capital/risk weighted assets (%)		9.72	9.80	9.16	9.75	9.38
Average shareholders’ equity/average total assets (%)		8.39	8.51	8.06	4.81	5.14
Adjusted for US GAAP
Net income as a percentage of year end:
Total assets		1.13	0.68	0.67	0.68	1.00
Shareholders’ equity		17.35	10.32	9.77	9.37	19.51
Dividends as a percentage of net income		35.52	116.36	92.21	95.27	71.15
Shareholders’ equity as a percentage of total assets		6.54	6.58	6.89	7.24	5.14
Ratio of earnings to fixed charges		1.4	1.4	1.4	1.5	1.5

(1)	Net interest income divided by average interest earning assets for the year.

(2)	Difference between the average interest rate earned and the average interest rate paid on funds.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity.

(4)	Total operating income represents net interest income before deducting charges for bad and doubtful debts plus non interest income.

(5)	Represents Tier 1 capital and Tier 2 capital less deductions under statutory guidelines imposed by the Reserve Bank of Australia. Refer note 31 of the financial statements for further details.

(6)	US$ translated from A$ at period end rates (see table on Page 13 for rates).

Financial Review (continued)

	Year ended 30 June
	2003	2003	2002	2001	2000	1999

	(A$ millions, except where indicated)
Consolidated Ratios and Operating Data	US$M (7)
Australian GAAP
Asset Quality Data (1)
Non accrual loans (2)	446	665	943	647	1,001	574
Total impaired assets (net of interest reserved) (3)	429	639	884	649	1,004	589
Specific provisions for impairment (4)	138	205	270	234	432	275
General provisions for impairment	889	1,325	1,356	1,399	1,358	1,081
Net impaired assets (net of interest reserved)	291	434	614	415	572	314
Total provisions for impairment/average credit risk (%) (5)		0.7	0.8	0.8	1.0	0.9
Charge for bad and doubtful debts/average credit risk (%) (5)		0.1	0.2	0.2	0.1	0.2
Gross impaired assets/credit risk(%) (6)		0.3	0.4	0.3	0.5	0.4
Net impaired assets/total shareholders’ equity (%)		2.0	2.9	2.1	3.1	4.5
General provision for impairment/risk weighted assets (%)		0.9	1.0	1.0	1.1	1.1

(1)	All impaired asset balances and ratios are net of interest reserved.

(2)	Non accrual facilities comprise any credit risk exposure where a specific provision for impairment has been raised, or is maintained on a cash basis because of significant deterioration in the financial position of the borrower, or where loss of principal or interest is anticipated.

(3)	Total impaired assets comprise non accrual loans, restructured loans, Other Real Estate Owned (OREO) assets and Other Assets Acquired Through Security Enforcement (OAATSE).

(4)	Specific provisions for impairment include provisions raised against off balance sheet credit risk.

(5)	Average credit risk is based on gross credit risk less unearned income. Averages are based on current and previous year end balances.

(6)	Gross credit risk less unearned income.

(7)	US$ translated from A$ at period end rates (see table on Page 13 for rates).

Segment Performance

     Performance summaries for the major segments of the Group (Banking, Funds Management and Life Insurance) for Financial Years 2001, 2002 and 2003 are detailed in Note 33 to the Financial Statements.

Risk Factors

     This section describes the principal risk factors that could affect the Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the Integrated Risk Management section of this report as detailed on pages 42 to 45. The Integrated Risk Management section provides details on how the Group manages its risks in respect of credit, market, operational, life insurance, and derivatives exposures.

     The major areas of exposure below could materially affect the Group’s business, its revenues, operating income, net income, net assets, liquidity and capital resources.

A downturn in the Australian and New Zealand economies could adversely impact our results

     As a financial group whose core businesses are banking, life insurance and funds management, the performance of the Group is dependent on the state of the Australian economy, customer confidence and prevailing market rates. The results of the Group in recent years have benefited from historically high rates of growth of the Australian economy, low unemployment and historically low rates of inflation. We can give no assurances as to the likely future states of the Australian and New Zealand economies, which can be influenced by many factors outside of our control.

     A material downturn in the Australian and New Zealand economies could adversely impact future results and could potentially result in an increase in the amount overdue on individual loans. Recessive economic cycles also have a negative influence on liquidity levels, credit defaults of corporations and other borrowers and return on assets. Our banking business is affected by market conditions in that there may be less demand for loan products or certain customers may face financial difficulty. In particular, a significant decrease in the Australian and New Zealand housing market or property valuations could adversely affect our home mortgage portfolio. Furthermore, continued weaknesses in global securities markets could result in a decline in our revenues from our funds management and insurance business.

     We are subject to extensive regulation, which could impact our results

     The Group’s banking and insurance activities are subject to extensive regulation, mainly relating to liquidity levels, solvency, provisioning, and insurance policy terms and conditions. Our business and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian government.

     The requirement to maintain certain levels of Tier 1 and Tier 2 eligible capital determines the level of lending activity, or, alternatively, requires the issue of additional equity capital or subordinated debt, which are additional sources of funds to the Group. Any change in regulation, including changes to increase the requirements for capital adequacy could have an adverse impact on the Group’s results of operations.

     The Group continues to assess the impact on its business operations of the Basel Committee’s proposed New Capital Accord. Further details on the proposed New Capital Accord are contained in Capital Adequacy – New Capital Accord on page 141 of this report.

     Market risks, interest rate and currency risk could adversely impact our results

     The Group is subject to the risks typical of banking, insurance and funds management activities, such as interest rate fluctuations, exchange rate variations and capital and equity market volatility. Many of these risks are outside the control of the Group. The results of our banking and insurance operations are affected by our management of interest rate sensitivity. Activity in the

Financial Review (continued)

securities markets generally also affects our banking, funds management and insurance business. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices or the value of real estate assets. For a description of these specific risks, see Note 39 to the Financial Statements.

     Liquidity and funding risks, operational risk and life insurance risk could adversely impact our results

     The Group is subject to liquidity and funding risks, operational risk and life insurance risks. These risks are described in detail on under ‘Integrated Risk Management’ commencing on pages 44-45.

     We face intense competition, which could adversely impact our results

     The Group faces intense competition in all of its principal areas of operation and geographical markets, principally in Australia and New Zealand. Competition in the banking and funds management markets has, however, had the most significant effect on the Group’s results and operations. Further details on the competition faced by the Group are detailed in ‘Competition’ on page 53 of this report.

Banking Analysis

	Full Year Ended

	30/06/03	30/06/02	30/06/01
Key Performance Indicators	$M	$M	$M

Profitability
Underlying Profit after Income Tax(1)	2,401	2,067	1,793
Operating expenses - strategic initiatives and ESAP (after tax)	(152)	—	—

Segment Net Profit after Income Tax	2,249	2,067	1,793

Segment Operating Income
Net interest income ($m)	5,026	4,710	4,474
Net interest margin (%)	2.67	2.76	2.78
Other operating banking income ($m)	2,697	2,552	2,381
Total banking income ($m)	7,723	7,262	6,855
Other operating banking income/Total banking income (%)	34.92	35.14	34.70
Segment Operating Expenses
Comparable businesses ($m)	4,014	3,929	3,958
Strategic initiatives and ESAP ($m) (1)	217	—	—

Total operating expenses	4,231	3,921	3,958

Segment Productivity and Other Measures
Expense to income (%)	54.8	54.1	57.7
Expense to income - underlying (%)(1)	52.0	54.1	57.7
Effective corporate tax rate (%)	29.4	28.3	28.2
Balance Sheet
Lending assets ($m)	175,074	161,216	149,776
Average interest earning assets ($m)	188,270	170,634	160,607
Average interest bearing liabilities ($m)	174,737	157,105	145,978
Asset Quality
Charge for bad and doubtful debts ($m)	305	449	385
Risk weighted assets ($m)	146,808	141,049	138,383
Net impaired assets ($m)	434	614	415
General provision/Risk weighted assets (%)	0.90	0.96	1.01
Total provisions/Gross impaired assets (net of interest reserved) (%)	239.4	183.9	251.6
Bad debt expense/Risk weighted assets (%)	0.21	0.32	0.28

(1)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

Financial Performance and Business Review

     Banking operations produced a very strong result in Financial Year 2003. The segment net profit after income tax contribution increased from Financial Year 2002 by $182 million or 9% to $2,249 million.

     Excluding strategic initiatives and ESAP expenses, the growth in underlying profit after income tax was 16% or $334 million. This was achieved through strong balance growth, fee initiatives and an improvement in asset quality.

     Underlying operating expenses remained relatively flat, increasing by $85 million or 2%, which includes increased volume and the expense of establishing the new premium financial services division.

     The contribution from the Group’s Banking business increased 15% in Financial Year 2002 to $2,067 million from $1,793 million in Financial Year 2001, driven by strong cost control while maintaining income growth. Net interest earnings increased by 5% to $4,710 million in Financial Year 2002 from $4,474 in Financial Year 2001, and other banking income increased by 7% to $2,552 million in Financial Year 2002 from $2,381 million in Financial Year 2001. Average interest earning assets increased by 6% compared to Financial Year 2001 to $171 billion in Financial Year 2002. Expenses were $29 million below Financial Year 2001.

Retail

     Performance for Financial Year 2003 was driven by a combination of strong revenue growth and expense efficiencies flowing from process simplification. The buoyant housing market and increased volumes of credit card transactions drove the strong retail revenue and balance performance for the year.

     Several key initiatives were implemented during Financial Year 2003 designed to improve customer service and efficiency outcomes. These included:

•	Development of the premium financial services distribution model. This added new expenses to

Banking Analysis (continued)

the Bank, primarily funded by the benefits from other strategic initiatives. The premium distribution model is team-based and involves providing clients with access to a team of advisers, all of whom were aware of the clients’ relationships with the Bank and equipped to satisfy the customers’ financial needs utilising the full range of wealth management services. This has been specifically developed to facilitate superior client experience and over 195,000 banking clients were now being serviced through this model.

•	The introduction of a new telling system, improving service and efficiency levels across the branch network.

•	A new home loan system introduced for branch and mobile lenders, with automatic linkages to back-office processing areas for significant improvement in customer service and efficiency levels.

•	The acquisition of the Australian retail brokerage operations of TD Waterhouse Investor Services, a subsidiary of Toronto-Dominion Bank, Canada. This business has been integrated into CommSec which in aggregate now has over one million Equities Trading Accounts.

•	Refinement of the credit card loyalty program, Commonwealth Awards, enhancing many of its features for customers. Fee structures for all credit cards were reviewed and changes implemented effective January 2003.

     During Financial Year 2003 the Reserve Bank proposed substantial reforms to credit card schemes in Australia. The impact of these changes combined with an expected slowing of the housing market are expected to reduce the opportunities for market driven revenue growth going forward.

     The specific focus in the forthcoming years is expected to be on:

•	Enhancing the premium service experience for our clients by enhancing systems and further investment in the training of our people.

•	Re-designing and refurbishing the branch network to better service customer needs.

•	Streamlining and simplifying processes and procedures to ensure every interaction with customers is as efficient as possible – from simple over-the-counter deposits and withdrawals to the establishment of a new home loan.

•	Continuing to upgrade key systems, including ATMs and NetBank, to further improve service delivery.

•	Simplifying products and better aligning these to the needs of our customers.

•	Creating an environment where our people were continually encouraged, supported, empowered and motivated to perform at their best.

Asia Pacific

     Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji and Indonesia. ASB in New Zealand represents the majority of the Asia Pacific Banking business.

     The New Zealand economy grew strongly throughout Financial Year 2003. Interest rates were increased modestly, which attracted international investors and resulted in a stronger NZ currency. As a result, lending and funding growth rates contributed to good balance sheet growth.

     During Financial Year 2003, ASB continued to make progress in its core business objectives of quality growth, best service, best team, best processes and best distribution. Key achievements during the year were:

•	Lending growth at well above market rates (Source: Reserve Bank of New Zealand) in the retail, commercial and rural sectors. The successful spring and summer lending campaigns, strong customer service emphasis and the success of the ‘One Team’ referral program were key factors contributing to this achievement;

•	Recognition for leading customer service in the Banking sector. For the fifth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey.

•	The focus on process efficiencies has led to many operational improvements, which also improved service levels and lowered expenses to serve, an example being the approval of housing loans within an hour of application; and

•	A focus on the development of distribution capability led to the launch of ‘financial markets online’, which provides business and institutional customers with the ability to purchase foreign exchange on-line, replacing the telephone ordering service.

Banking operations in Fiji and Indonesia performed well with modest profit growth for the year.

Institutional & Business

     The business climate was subdued over Financial Year 2003 and as a result, market competition has intensified.

     In light of the business environment the focus for the year was on the continued delivery of innovative solutions and transforming the business for future growth.

     During the Financial Year 2003, a new client-servicing model, based on client need was implemented. This involved segmentation of the client base into Institutional, Corporate and Business Banking groups, with distinct Regional segments within business banking established to meet the needs of clients based outside the metropolitan areas. In conjunction with the new segmentation, simplified technology platforms and streamlined credit processes for all client segments were rolled out. These measures are designed to enable a more responsive service to clients, improved productivity and increase the focus on generating new business, while preserving the overall risk profile of the Bank.

     Supporting the client-servicing model, a range of new or expanded products were launched during the year. These include specialised leasing and infrastructure financing products, environmental, agricultural and precious metal offerings. We were the first bank in Australia to launch the “Verified by Visa” and “MasterCard SecureCode” online security programs designed to make Internet transactions safer for both clients and merchants.

     Central to the success of the business over Financial Year 2004 will be the continued transformation of product offerings, services, processes and systems and the ongoing promotion of a high performance culture, intended to enable our people to excel in client service.

Banking Analysis (continued)

Profit Summary

	Full Year Ended

	30/06/03	30/06/02	30/06/01
	$M	$M	$M

Net interest income	5,026	4,710	4,474
Other operating income	2,697	2,552	2,381

Total Segment Operating Income	7,723	7,262	6,855
Operating expenses - comparable businesses	4,014	3,929	3,958
Operating expenses - strategic initiatives and ESAP (1)	217	—	—

Total Segment Operating Expenses	4,231	3,929	2,897
Charge for bad and doubtful debts	305	449	385

Segment Net Profit before Income Tax	3,187	2,884	2,572
Income tax expense	938	816	705
Outside equity interests	—	1	14

Segment Net Profit after Income Tax	2,249	2,067	1,793

(1)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms

Net Interest Income

     The following table sets forth the Group’s net interest income for Financial Years 2001, 2002 and 2003.

	Full Year Ended

	30/06/03	30/06/02	30/06/01
Net Interest Income	$M	$M	$M

Interest Income
Loans	10,084	9,231	10,246
Other financial institutions	233	165	280
Cash and liquid assets	137	142	110
Trading securities	454	359	548
Investment securities	579	517	655
Dividends on redeemable preference shares	41	41	54
Other	—	—	7

Total interest income	11,528	10,455	11,900

Interest Expense
Deposits	4,732	4,256	5,063
Other financial institutions	198	193	328
Debt issues	1,352	1,064	1,661
Loan capital	220	232	374

Total interest expense	6,502	5,745	7,426

Net interest income	5,026	4,710	4,474

     Net Interest Income for the Financial Year 2003 increased by 7% or $316 million from $4,710 million in Financial Year 2002 to $5,026 million in Financial Year 2003.

     The increase in net interest income is due to a 10% or $18 billion increase in average interest earning assets between 30 June 2002 and 30 June 2003. This has been partially offset by a reduction in the average net interest margin of 9 basis points from 2.76% for Financial Year 2002 to 2.67% for Financial Year 2003.

     Net interest income for Financial Year 2002 increased by $236 million from $4,474 million in Financial Year 2001 to $4,710 million.

     The increase in net interest income was due to a $10 billion increase in average interest earning assets between 30 June 2001 and 30 June 2002. The increase was offset partially by a drop in the average net interest margin from 2.78% for Financial Year 2001 to 2.76% for Financial Year 2002.

Banking Analysis (continued)

     The following table sets forth the effect on the Group’s net interest income for Financial Year 2002 and Financial Year 2003.

	Financial Year 2003	Financial Year 2002
	vs Financial Year 2002	vs Financial Year 2001
Increase/Decrease	$M	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	479	278
Due to changes in interest margin	(163)	(42)

Change in net interest income	316	236

     The growth in average interest earning assets reflects an increase of $13 billion in lending assets and $2 billion in investment and trading securities as at 30 June 2003. The continued strong housing market in Australia and New Zealand during Financial Year 2003 has primarily driven the lending asset growth, while the opportunity to obtain overseas funding has driven the growth in investment and trading securities as the funding acquired more than exceeded lending asset growth. The growth in average lending assets contributed an additional $479 million volume benefit in net interest income.

     Average interest earning assets grew from $160,607 million at 30 June 2001 to $170,634 million at 30 June 2002 (refer Note 4 to the Financial Statements). The growth in average interest earning assets of $10 billion during the year was driven primarily by strong growth in home lending. While this growth was in line with Financial Year 2001, the lower average rates for the 2002 Financial Year resulted in a lower volume impact on net interest income of $278 million compared to $334 million last year.

     The change in net interest income due to changes in the net interest margin was negative $42 million in Financial Year 2002 reflecting the decrease in net interest margin of 2 basis points applied to the average balances for the period.

Group Average Interest Margins and Spreads

     Average interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

     Average interest margin represents net interest income as a percentage of average interest earning assets.

     The calculations of margins and spreads for Australia and Overseas include an allowance for transfer of offshore funding used to finance onshore lending. The lower overseas margins and spreads reflect the effect of the wholesale funding nature of that business.

	Year Ended 30 June
	2003	2002	2001
	%	%	%

Australia
Average interest spread (1)	2.68	2.75	2.56
Benefit of interest free liabilities, provisions and equity (2)	0.20	0.25	0.43

Average net interest margin (3)	2.88	3.00	2.99

Overseas
Average interest spread (1)	1.22	1.16	1.06
Benefit of interest free liabilities, provisions and equity (2)	0.49	0.43	0.55

Average net interest margin (3)	1.71	1.59	1.61

Group
Average interest spread (1)	2.40	2.47	2.32
Benefit of interest free liabilities, provisions and equity (2)	0.27	0.29	0.46

Average net interest margin (3)	2.67	2.76	2.78

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by interest free liabilities and shareholders’ equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the period.

(4)	The reduction of this free funding benefit reflects the lower interest rates.

Banking Analysis (continued)

     The reduction in the average net interest margin from 2.76% for Financial Year 2002 to 2.67% for Financial Year 2003 has had a negative effect on interest income of $163 million. The decline in margin can be attributed as follows:

•	A benefit of two basis points from the movement in Australian official rates in June 2002, which was fully reflected in the current year and New Zealand cash rate increases. This was offset by:

•	The global environment of low overseas interest rates, combined with favourable Australian dollar exchange rates created opportunities for acquiring overseas funding through Debt Issues. The funding acquired more than exceeded the lending asset growth. The excess funding was deposited in high quality liquid assets, reducing the Bank’s net interest margin by eight basis points.

•	Further penetration of the home lending broker market and strong competition across all lending products reduced the bank margin by one basis point.

•	The higher mix of home lending assets and trading and investment securities, lower yielding products, as a percentage of the total portfolio reduced the margin by one basis point.

•	Institutional and business deposits combined with the growth in Debt Issues has increased the proportion of funding from wholesale funding sources compared with retail funding, thus reducing the margin by one basis point.

     The Group average net interest margin for Financial Year 2002 decreased by 2 basis points from 2.78% in Financial Year 2001 to 2.76% in Financial Year 2002.

     This was a positive outcome given that the cash rate was reduced three times during the first half of the year by a total of 75 basis points and then increased twice by a total of 50 basis points during the second half as a tightening of monetary policy was implemented. Combined with this, there was pressure on margins from increased competition, particularly through the third party mortgage broker market.

     These reductions were almost entirely offset by the positive impact from the availability of higher levels of retail deposits which provide a relatively low cost source of funding. Retail deposits grew $5.6 billion or 10% to $64 billion over the 2002 Financial Year.

Other Banking Operating Income

     The following table sets forth the Group’s other banking operating income for Financial Years 2003, 2002 and 2001.

	Year Ended 30 June

	2003	2002	2001
	$M	$M	$M

Lending fees	652	618	602
Commission and other fees	1,423	1,242	1,173
Trading income	502	489	426
Dividends	4	5	14
Net (loss)/gain on investments and loans	(9)	78	56
Net profit on sale of property, plant and equipment	22	12	25
General insurance premium income	116	119	107
Less general insurance claims	(75)	(66)	(57)
Other	62	55	35

Total Other Banking Operating Income	2,697	2,552	2,381

Other Banking Operating Income

30 June 2003 – 30 June 2002 (up 6%)
30 June 2002 – 30 June 2001 (up 7%)

     Other banking operating income has increased by $145 million or 6% on the prior year, increasing from $2,552 million for 2002 to $2,697 million for 2003. Included within other banking operating income is non-interest income earned on transaction accounts for the Bank’s personal, business and corporate customers.

     Other banking operating income increased by 7% or $171 million from $2,381 million in Financial Year 2001 to $2,552 million in Financial Year 2002.

     The principal reasons for the increases are set out below:

Lending Fees

30 June 2003 – 30 June 2002 (up 6%)
30 June 2002 – 30 June 2001 (up 3%)

     Growth in lending fees of $34 million or 6% during Financial Year 2003 reflects a growth in bank acceptance fees combined with growth in home lending establishment and service fees. The growth in home lending fees was partly offset by an increase in up-front 3rd party broker commissions. Trailing commissions were netted against net interest income. This channel accounted for 19% of new home lending fundings during Financial Year 2003, up from 12% in the prior financial year.

     Lending fees increased by 3% or $16 million to $618 million, during Financial Year 2002 mainly due to increased activity in the home lending market offset by the continuation of a number of discount linked establishment fee offers during the year and the fees earned in relation to Corporate Finance activity.

     The Group has also increased its use of third party mortgage brokers during the Financial Year 2002 with commissions paid being netted off lending fees. The entry fee discounts and use of brokers are part of the Group’s strategy to build lending balances to improve future earnings potential.

Commission and Other Fees

30 June 2003 – 30 June 2002 (up 15%)
30 June 2002 – 30 June 2001 (up 6%)

     Growth in commissions and other fees of 15% or $181 million during Financial Year 2003, was primarily driven by new fee structures on retail transaction and

Banking Analysis (continued)

savings accounts introduced in the prior financial year. This initiative reflected a simplified fee structure for customers and a more stable income structure for the Bank, which were less dependent on interest income and transactional volumes. The result also includes strong growth in credit card transactions, reflecting market growth combined with successful campaigns targeted at specific customer segments.

     Commissions and other fees increased by 6%, or $69 million to $1,242 million for Financial Year 2002.

     Growth in commission and other fees for Financial Year 2002 was driven by increased transaction activity, particularly within credit cards. In relation to the credit card business there has been a 28% increase in the value of merchants’ sales and a 25% increase in the value of credit cardholder sales during Financial Year 2002.

     Commission and fee revenue was also positively impacted by a number of changes, which were made to the fee structure during the second half of the Financial Year 2002.

Trading Income

30 June 2003 – 30 June 2002 (up 3%)
30 June 2002 – 30 June 2001 (up 15%)

     Trading income moderately increased by $13 million or 3% for Financial Year 2003. The reduced currency volatility and weaker credit market adversely impacted this business particularly in the first half of Financial Year 2003. Reduced currency volatility meant less opportunities to take advantage of fluctuations.

     The Group’s Financial Markets operations contributed $489 million of trading income in Financial Year 2002, representing strong growth of 15% over Financial Year 2001. Financial Markets trading books benefited from the increased client activity generated by the volatility in global markets throughout the year.

Dividends

30 June 2003 – 30 June 2002 (down 20%)
30 June 2002 – 30 June 2001 (down 64%)

     Dividend income represents dividends earned on the Group’s strategic investments. Some of these investments were sold during the Financial Year 2002.

Net Gain on Investments and Loans

30 June 2003 – 30 June 2002 (down 11%)
30 June 2002 – 30 June 2001 (up 39%)

     Loss for the Financial Year 2003 included a provision against a strategic investment.

     Gains during Financial Year 2002 included the profit on sale of certain strategic investments totalling $53 million.

Net Profit on Sale of Property Plant and Equipment

30 June 2003 – 30 June 2002 (up 83%)
30 June 2002 – 30 June 2001 (down 52%)

     The net profit on sale of property, plant and equipment increased by $10 million in Financial Year 2003, primarily due to the sale of several properties.

     The Financial Year 2002 includes the gain on sale of properties in Melbourne and Brisbane central business districts during October 2001 as a continuation of the Group’s sale and leaseback strategy.

General Insurance Income (net of claims)

30 June 2003 – 30 June 2002 (down 23%)
30 June 2002 – 30 June 2001 (up 6%)

     General Insurance premium income less claims has decreased in Financial Year 2003 due to increased claims resulting from the Canberra bushfires during the financial year.

     The increase in Financial Year 2002 was a slight one from $50 million to $53 million.

Banking Analysis (continued)

Operating Expenses – Comparable Business

     Expenses from comparable businesses have increased by 2% or $85 million from $3,929 million during Financial Year 2002 to $4,231 million for Financial Year 2003. Expenses in Financial Year 2003 reflect:

•	The benefits from strategic initiatives implemented during the year, offset by:

•	Expenses associated with the development of the Premium Business model.

•	Volume related increases in credit cards and home lending.

•	Increased software amortisation charges following the implementation of the Bank’s new financial and HR systems.

•	Increased expenses on New Zealand operations as a result of the appreciation of its currency relative to the Australian dollar.

•	Enterprise Bargaining Agreement (EBA) increases have been met through other expense efficiencies.

Operating Expenses – strategic initiatives and ESAP

     Significant operating expenses within the banking business were $217 million for Financial Year 2003. This includes the expense of ESAP of $41 million and strategic initiatives of $176 million.

     The key banking initiatives were the re-organisation within the retail banking and the redesign of system and relationship management processes in the business banking and corporate banking segments.

Productivity Efficiency

     The banking expense to income ratio has worsened by 1.3% during Financial Year 2003 from 54.1% for the year ended 30 June 2002 to 54.8% for the year ended 30 June 2003. This is largely due to the strategic initiatives and ESAP expenses. Excluding this, the ratio improved by 4% from 54.1% for the Financial Year 2002 to 52.0% for the Financial Year 2003. This reflects strong revenue growth generated primarily through housing and fee initiatives combined with the benefits of the strategic initiatives and overall productivity improvements.

     The expense to income ratio improved during Financial Year 2002 from 57.7% for the year ended 30 June 2001 to 54.1% for the year ended 30 June 2002.

Bad and Doubtful Debts

     The total charge for bad and doubtful debts for the year ended 30 June 2003 was $305 million, a decrease of $144 million from $449 million in Financial Year 2002, due to the higher than average bad and doubtful debts expense in Financial Year 2002, as explained in the following paragraph and the change the Group’s lending portfolio.

     Total charge for bad and doubtful debts for Financial Year 2002 was $449 million, which was $64 million (17%) higher than the charge in Financial Year 2001. This increase was primarily related to a small number of large corporate and commercial lending exposures that became impaired during the first half of Financial Year 2002 and which have been provisioned for potential loss. As previously disclosed to the market, these included Pasminco (net exposure $347 million) and Enron (net exposure $100 million) in the first half of Financial Year 2002. Bad debt expense in the second half was $159 million, down from $290 million in the first half with a reduction in corporate defaults in the second half and an improvement in credit quality.

Taxation Expense

     The corporate tax charge was $938 million for Financial Year 2003, an increase of 15% or $122 million on Financial Year 2002. The primary cause of the increased tax charge has been increased profits. The effective rate of taxation for the current year is 29.4%, an increase from 28.3% in the prior year. This reflects the utilisation of capital losses in the prior year, which did not recur in Financial Year 2003.

     The corporate tax charge was $816 million for Financial Year 2002, an increase of 16% or $111 million on Financial Year 2001. This was largely due to the increase in net profit before tax, with effective rate of taxation remaining consistent (Financial Year 2002: 28.3%, Financial Year 2001: 28.2%).

Banking Analysis (continued)

Major Balance Sheet Items

	30/06/03	30/06/02
Major Balance Sheet Items (gross of impairment) - by Product	$M	$M

Gross housing	106,683	92,886
Securitisation	(6,480)	(7,047)

Housing (net of securitisation)	100,203	85,839
Personal (1)	12,369	11,551
Business and Corporate (1)	49,305	51,309
Bank acceptances	13,197	12,517

Total Lending Assets	175,074	161,216

Trading & Investment Securities	21,471	19,155
Deposits and Other Public Borrowings	140,974	132,800
Debt Issues	30,629	23,575

(1)	Balances have been restated in 2002 due to reclassification of some products from Business and Corporate to Personal.

	30/06/03	30/06/02
Major Balance Sheet Items (gross of impairment) - by Business	$M	$M

Retail:
Lending assets	100,134	87,531
Deposits	68,702	65,835

Total	168,836	153,366

Asia Pacific:
Lending assets	19,880	16,951
Trading & investment securities	2,953	2,126
Debt issues	2,570	2,405
Deposits	17,168	13,916

Total	42,571	35,397

Institutional and Business:
Lending assets	55,060	56,735
Trading & investment securities	18,518	17,029
Debt issues	28,059	21,170
Deposits	55,104	53,049

Total	156,741	147,983

At 30 June 2003

Banking Analysis (continued)

Retail

Lending Assets

     Retail banking lending assets were $100 billion at 30 June 2003, an increase of $12 billion or 14% over 30 June 2002. Lending assets comprises Australian Home Lending and Personal Lending.

Housing

     Home loan outstandings have increased by 16% from 30 June 2002 to 30 June 2003. This reflects strong performance in proprietary networks and the Bank’s growing share of the 3rd party broker market. This growth was primarily achieved in line with market demand as a result of the low interest rate environment and increased demand for investment home loans influenced by the volatile equity markets. This was combined with customer service and retention initiatives undertaken during Financial Year 2003.

     The Bank maintained its position as Australia’s leading home loan provider, however market share is estimated to have declined from 19.9% at 31 March 2002 to 19.5% at 31 March 2003 (Source: APRA Residentially Secured All Lenders). The Bank has increased its share of the 3rd party broker market to an estimated 15% at March 2003 compared with an estimated 12% at March 2002 (Source: APRA).

Personal Lending

     Personal lending includes Personal loans, Credit Cards and Margin Loans.

     The Bank’s estimated market share of personal credit cards increased from 22.8% at 30 June 2002 to 22.9% at 31 May 2003 (Source: RBA Credit Card Balances).

     Margin lending balances have increased by approximately 10% from 30 June 2002 to 30 June 2003, as a result of effective sales targeting through the premium business.

     Personal loan balances declined marginally over Financial Year 2003 although the second half performance was stronger. The market for traditional personal lending products remains under pressure from alternative financing options such as credit cards and home loan redraw facilities.

Retail Deposits

     Retail deposit balances at 30 June 2003 were $68.7 billion, an increase of $2.9 billion over 30 June 2002. This growth was driven by increased demand for cash management products and is reflective of weak equity markets and new compliance requirements on the sale of cash management trusts. This has been partly offset by a slight reduction in transaction account balances.

     The Bank is the largest acceptor of retail deposits in Australia with an estimated market share of 24.8% at 31 May 2003 compared with 24.7% at June 2002 (Source: RBA)

     As at 30 June 2002, the Group’s retail deposit base in Australia stood at approximately $64.2 billion, a 10% increase from 30 June 2001. The flow of funds into retail deposits was initially associated with the events of September 11, 2001 and continued in the second half with customer uncertainty associated with volatile equity markets. A corresponding impact was seen in the managed funds business.

Asia Pacific

Lending Assets

     Lending volumes growth was high during Financial Year 2003, primarily driven by the New Zealand business. Within this business the growth in housing lending was 18%, rural lending grew an 24%, business-lending growth was an 19%, and total advances increased by 12%. This compared with the estimated annual market growth rate of 9.1% as measured by Private Sector Credit (Residents only) (Source: Reserve Bank of New Zealand).

     Record growth in ASB’s home loan approvals was the result of its significant presence in the more rapidly growing Auckland market, Spring and Summer marketing campaigns, together with positive market dynamics including favourable economic conditions, stable interest rates, and high immigration levels. ASB’s share of the retail lending market nationwide increased to an estimated 20.4% by 30 April 2003 (30 June 2002: an estimated 19.6%) and its share of the rural lending market reached an estimated 12.9% by 30 April 2003 (30 June 2002: an estimated 12.5%) (Source: Reserve Bank of New Zealand).

Deposits

     ASB’s total deposit growth was an estimated 13% at 30 June 3003 compared with an estimated market growth of 8.2% (Source: Reserve Bank of New Zealand). The majority of ASB’s deposits were sourced from term investments, with safety and security of capital being the primary drivers.

Institutional and Business

Lending Assets

     Lending assets of $55.1 billion at 30 June 2003 have declined by 3% from $56.7 billion at 30 June 2002. This is primarily due to lower foreign currency lending balances, reflecting activity as well as the strengthening of the Australian dollar relative to other currencies. Domestic lending balances were flat over the year; however this included the effect of syndication in the current year of bridge finance advanced shortly prior to 30 June 2002, as well as continued credit portfolio management, in particular with respect to large exposures. The Bank’s market share of Domestic Business Lending was estimated at 14.3% at June 2003 compared with 15.2% at June 2002 (Source: RBA).

Trading and Investment Securities

     Trading and investment securities have increased 9% over Financial Year 2003. This is primarily due to short-term treasury deposits arising as a result of funding operations.

Debt Issues

     Debt Issues were $28 billion at 30 June 2003, an increase of $7 billion compared to 30 June 2002 with the Bank taking advantage of the low interest rate environment and accessible funding markets offshore. This provides the Bank with greater liquidity to fund future lending asset growth.

Deposits

     Deposits were $55 billion at 30 June 2003, an increase of $2 billion or 4% compared to 30 June 2002. This is due to growth in business and corporate deposits, as a result of strong growth in business cheque accounts and cash deposit accounts, through market share growth in transaction services.

Banking Analysis (continued)

	30/06/03	30/06/02	30/06/01
Provisions for Impairment	$M	$M	$M

General provisions	1,325	1,356	1,399
Specific provisions	205	270	234

Total Provisions	1,530	1,626	1,633

Total provisions for impairment/gross impaired assets net of interest reserved (%)	239.4	183.9	251.62
Specific provisions for impairment/gross impaired assets net of interest reserved (%)	32.08	30.54	36.06
General provisions/risk weighted assets (%)	0.90	0.96	1.01
Bad debt expense/risk weighted assets (%)	0.21	0.32	0.28

     Total provisions for impairment for the Bank at 30 June 2003 were $1,530 million, down 5.9% from 30 June 2002. This level of provisioning is considered adequate by the Bank to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

     Specific provisions for impairment have decreased 24.1% from $270 million at 30 June 2002 to $205 million at 30 June 2003, primarily as a result of lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

     The general provisions for impairment have reduced to $1,325 million at 30 June 2003 from $1,356 million at 30 June 2002, a decrease of 2.3%. The general provision as a percentage of Risk Weighted Assets reduced to 0.90% from 0.96%. This level is consistent with that of other major Australian banks. The general provision as a percentage of risk weighted assets has declined over the last 3 years reflecting the fact that the major growth in credit has been in home loans which generally have lower credit risk than other portfolios. Gross impaired assets less interest reserved decreased 27.7% from $884 million to $639 million over the year. This has been primarily due to lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

     Total provisions for impairment for the Group at 30 June 2002 were $1,626 million, down 0.4% from 30 June 2001.

     Specific provisions for impairment increased 15.4% from $234 million at 30 June 2001 to $270 million at 30 June 2002, primarily as a result of increased provisioning to cover a small number of large corporate and commercial lending exposures that became impaired during the first half of the year, (most notably two large corporate defaults).

     The general provisions for impairment have reduced to $1,356 million at 30 June 2002 from $1,399 million at 30 June 2001, a decrease of 3.1%. The general provision as a percentage of Risk Weighted Assets reduced marginally to 0.96% from 1.01%. Gross impaired assets less interest reserved increased 36% from $649 million to $884 million at 30 June 2002. This has been primarily due to additions to gross impaired assets (including interest reserved) for the year of $1,069 million (of which 42% relates to two large corporate defaults.

Funds Management Analysis

	Full Year Ended

	30/06/03	30/06/02	30/06/01
Key Performance Indicators	$M	$M	$M

Profitability
Underlying Profit after Income Tax (1)	228	360	291
Shareholder investment returns (after tax)	9	8	32
Operating expenses - strategic initiatives and ESAP (after tax) (1)	(29)	—	—

Segment Net Profit after Income Tax	208	368	323

Segment Operating Income
Operating income	1,104	1,213	1,118
Operating income to average funds under management (%)	1.16	1.17	1.18
Segment Operating Expenses
Comparable business	807	761	739
Strategic initiatives and ESAP	42	—	—

Total segment operating expenses	849	761	739

Funds Under Management
Funds under management - average	95,333	104,027	94,832
Funds under management - spot	94,207	102,838	101,481
Net flows	(3,725)	4,776	8,990
Productivity and Other Measures
Expenses to average funds under management - actual (%)	0.89	0.73	0.81
Expenses to average funds under management - underlying (%)(1)	0.85	0.73	0.81
Effective corporate tax rate (%)	20	21	20

(1)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms

Financial Performance and Business Review

Performance Highlights

     The results for the funds management business were impacted by market conditions, with segment net profit after income tax contribution of $208 million after tax for the Financial Year 2003, a decrease of 43% on Financial Year 2002.

     Excluding the expenses from restructure initiatives and shareholder investment returns the underlying profit is $228 million a 37% decrease on the prior year. This primarily reflects the effect of depressed equity markets for most of the year on funds under management, lower fund flows and the impact of increased compliance and regulatory expenses.

     The funds management business contributed $368 million in net profit after tax to Group’s results for Financial Year 2002, up $45 million or 13.7% from Financial Year 2001’s net profit after tax of $323 million.

Business Review

     The Financial Year 2003 was characterised by declining world equity markets; changing customer preferences for managed investment products and reforms to the regulatory environment. The uncertainty for consumers created by the third straight year of negative equity returns and the effects of other world events such as the war on terrorism placed pressure on net fund flows for the industry as a whole. The negative returns on equity markets also impacted on the existing funds under management and associated fee revenue.

     In addition to these external influences the changes in management in the earlier part of the year and the resultant downgrading of ratings on certain Colonial First State funds by some research houses contributed to the adverse fund flow of the business. The scheduled withdrawal of funds by Winterthur in the UK and the sale of the UK private clients business had a structural impact on the business.

     Against this background increased emphasis was placed on customer retention and improving product and distribution offerings. The key initiatives included:

•	First Choice product, which was launched in May 2002, performed strongly, achieving $3.2 billion in funds by 30 June 2003. The business retained more than 60% of these funds to manage internally.

•	In September 2002, the respective unit holders approved the merger of Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Funds (CPA) and Gandel Retail Trust (GAN). The merger resulted in CPA and GAN creating two leading sector specific listed property trusts and the addition of $2.2 billion in FUM. These businesses have now been integrated and further strengthen the Bank’s position as a leading property fund manager.

•	The establishment of a strategic alliance with 452 Capital, giving exposure to the growing boutique segment of the funds management industry.

•	Extension of the First Choice product offering into the business superannuation market with the launch of “First Choice Employer Super”.

•	Rationalising our position in the UK market with the sale of the Stewart Ivory Private Client business giving a clearer focus on our core funds management business in the UK.

•	The investment team in the UK continues to deliver solid investment results against benchmark, and fund flows in the second half of the year increased substantially.

     The key strategic initiatives implemented during the year were focused on process and system simplification and eliminating duplication. The key initiatives included:

Funds Management Analysis (continued)

•	Successful integration of the Commonwealth Investment Management business with Colonial First State Investments, achieved with minimal loss of FUM.

•	Rationalisation of the on-sale product range. In particular the Colonial First State product suite has largely been adopted as the on-sale product suite, with most of the older products from other entities being closed to new business.

•	Commencement of a migration product within the closed products, aimed at reducing the number of products and systems.

•	The continued migration of closed products into First State products and onto the First State platform.

•	The sale of the Bank’s custody business to National Australia Bank.

     Going forward, the funds management business is positioned for future growth through its:

•	Strong market position and scale across all segments of the value chain with the number one market share of retail funds under management at 14.8% at 30 June 2003, a decrease from 15.5% at June 2002 (Source: Plan for Life).

•	Broad and diversified distribution, including further sales growth opportunities through the retail branch and premium distribution channels.

•	A strong brand in both the investor and adviser market places through Colonial First State.

New Products

     During Financial Year 2002, a number of new investment products were launched. These include a new masterfund (FirstChoice), a range of nil entry products, a global geared share fund and a multi-managed hedge fund. In the Property business, the Group has recently launched an Opportunistic Fund to complement its existing product set and meet the needs of its wholesale customer base. Internationally a number of new products have been launched including a UK equities mid-cap fund, a lifetime fund and an innovative Global Opportunities fund. The rollout of new products is a key part of the strategy to diversify the product offerings available to customers.

Restructure

     In December 2001, it was announced that the Group’s two funds management businesses, Colonial First State and Commonwealth Investment Management, would be combined. The integration of these businesses brought together two strong fund managers with funds under management in excess of $100 billion. This integration has facilitated efficiency improvements through combining systems and back office processing.

Profit Summary

	Full Year Ended

	30/06/03	30/06/02	30/06/01
	$M	$M	$M

Funds Management
Operating income - external	1,091	1,200	1,105
Operating income - internal	13	13	13

Total Segment Operating Income	1,104	1,213	1,118
Shareholder investment returns	13	12	48
Policyholder tax benefits	(62)	(65)	51

Funds Management Income	1,055	1,160	1,217
Operating expenses - comparable business (1)	807	761	739
Operating expenses - strategic initiatives and ESAP(1)	42	—	—

Total Operating Expenses	849	761	739

Segment Net Profit before Income Tax	206	399	478

Policyholder tax benefits	(62)	(65)	51
Corporate tax expense	54	96	104
Outside equity interests	6	—	—

Segment Net Profit after Income Tax	208	368	323

(1)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms

Operating Income

     Operating income for the Financial Year 2003 was $1,104 million, a $109 million or 9% decrease on Financial Year 2002. Despite market conditions and significant changes in the product mix, the operating income to average funds under management ratio was stable at 1.16%.

     The key driver of the reduction in operating income has been the decline in funds under management, which has been adversely affected by the decline in equity markets.

     Funds management income for the Financial Year 2002 was $1,160 million, a $57 million or 5% decrease on Financial Year 2001. Operating income to average funds under management ratio remained stable at 1.17% (compared to 1.18% in Financial Year 2001).

Shareholder Investment Returns

     Shareholder investment returns of $13 million for Financial Year 2003 were consistent with Financial Year 2002. However, shareholder investment returns for Financial Year 2002 of $12 million was a decrease of $36 million or 75% from Financial Year 2001.

Operating Expenses – Comparable Businesses

     Expenses for the Financial Year 2003 were $807 million, a $46 million or 6% increase on Financial Year 2002. This reflects:

Funds Management Analysis (continued)

•	An increase in expenses associated with ASB’s funds management business whose share of retail managed fund inflows remained consistently in the top three of all fund managers in New Zealand.

•	Increased expenses in Australia, incurred in complying with new regulatory changes, increased compliance expenses on legacy business and underlying staff expense increases. This was partly offset by lower commissions as a result of lower volumes of inflows.

     Expenses for Financial Year 2002 were $761 million, an increase of $22 million or 3% on Financial Year 2001.

Operating Expenses – Strategic initiatives and ESAP

     Significant expenses include the expenses of strategic initiatives and ESAP. The strategic initiatives undertaken during Financial Year 2003 were write down as a consequence of the sale of the Bank’s custody business, integration of the Commonwealth and Colonial First State Funds Management business and commencement of a migration and rationalisation program for closed products.

Productivity Efficiency

Expenses as a percentage of average FUM increased over the year, reflecting the fall in funds and an increase in expenses.

Taxation

     The corporate taxation charge for the year is $54 million a reduction of 44% on the prior year. This reduction is in line with the reduction in profits with the effective tax rate stable at 20%. The effective tax rate in the funds management business is below the standard tax rate of 30% primarily as a result of transitional concessions on business written within life insurance legal entities. The transitional concessions expire on 30 June 2005.

Funds Under Management

	Full Year Ended 30 June 2003

	Opening					Other	Closing
	Balance			Investment	Acquisitions &	Movements	Balance
	30/06/02	Inflows	Outflows	Income	Disposals	& Transfers(1)	30/06/03
	$M	$M	$M	$M	$M	$M	$M

First Choice	561	3,206	(578)	22	—	—	3,211
Cash management trusts	5,634	1,121	(1,970)	178	—	—	4,963
Retail	51,089	11,052	(12,630)	(562)	2,158	(638)	50,469
Wholesale	45,554	12,580	(16,506)	(501)	(5,000)	(563)	35,564

Total FUM	102,838	27,959	(31,684)	(863)	(2,842)	(1,201)	94,207

	Full Year Ended 30 June 2002

	Opening					Other	Closing
	Balance			Investment	Acquisitions &	Movements	Balance
	30/06/01	Inflows	Outflows	Income	Disposals	& Transfers(1)	30/06/02
	$M	$M	$M	$M	$M	$M	$M

First Choice	—	561	—	—	—	—	561
Cash management trusts	6,172	5,637	(6,464)	289	—	—	5,634
Retail	51,902	14,509	(12,407)	(1,720)	—	(1,195)	51,089
Wholesale	43,407	15,121	(12,181)	(1,557)	—	764	45,554

Total FUM	101,481	35,828	(31,052)	(2,988)	—	(431)	102,838

(1)	Includes foreign exchange gains and losses from translation of UK Funds Management business

Funds Under Management

     Funds under management were $94 billion at 30 June 2003, a decline of $8 billion or 8% from 30 June 2002. This result is comprised of net outflows of $4 billion, investment return losses of $1 billion and net disposals of $3 billion. The majority of these movements occurred in the first half of the year.

     Funds under management at 30 June 2002 grew only $1.4 billion or 1% from 30 June 2001. Much of this resulted from investment returns, which were negative $3.0 billion in Financial Year 2002. In terms of net inflows on total FUM, the Group achieved $4.8 billion in Financial Year 2002.

First Choice

     First Choice Funds have increased from to $3.2 billion as at 30 June 2003. This product was launched in

Funds Management Analysis (continued)

May 2002 and enhanced during the year with the launch of the First Choice Corporate super product. The performance has been positive, with the business retaining over 60% of these funds to manage internally.

Cash Management Trusts

     Funds in the Cash Management Trust were $5 billion as at 30 June 2003, a decrease of 12% or $0.6 billion on 30 June 2002. The reduction in funds invested in the cash management trust was more than offset by the flow of funds into the banking retail deposit product and largely reflected the higher rates available on the banking products as well as new, more onerous compliance requirements on the sale of cash management trusts.

     Funds in Cash Management Trust as at 30 June 2002 were $5.6 billion, a decrease of $0.6 billion on 30 June 2001, due to net outflow of funds

Retail

     Retail funds under management were $50 billion as at 30 June 2003, a decrease of 1.2% over 30 June 2002. This result includes $2.2 billion acquired as part of the Gandel transaction.

     The net flows from other retail products were impacted by some substitution of sales from these products into First Choice, the combined impact was a funds inflow of $1 billion.

     The other primary cause of the outflows has been customer sentiment regarding investment markets, and a slowing of inflows and increased redemptions on equity based products. Consistent with this change in sentiment the business has also seen a shift from international and Australian equity products to more defensive investments such as property and fixed interest.

     Retail funds under management were $51 billion as at 30 June 2002, a decrease of 1.6% over 30 June 2001. The market exhibited seen a drop off in retail inflows initially due to the events of September 11, 2001 and subsequently in response to the investment market volatility, particularly during the last quarter of the Financial Year 2002. This also resulted in a greater preference for deposit style products where fixed returns were provided. The growth in retail deposits of the Group by 10% during the year was partially due to this change in customer behaviour.

     The Group’s estimated market share of net retail inflows was down in the March 2002 quarter mainly due to the outflows of the cash management trust product. This was offset by the growth in retail deposits discussed previously.

Wholesale

     Wholesale funds under management were $35 billion as at 30 June 2003, a decrease of $10 billion from 30 June 2002. Included within this decline was an outflow of $3.5 billion following the previous sale of the UK life business to Winterthur and $1.5 billion in relation to the sale by First State UK of its private client business. The underlying reduction of $5 billion includes $0.5 billion of investment losses as a result of market volatility and $4 billion in net outflows. The net out flows occurred primarily in the Australian business as a result of lost equity mandates following the departure of personnel in the first half of Financial Year 2003. Consistent with the trend in retail products, there was also a slowing of inflows and increased redemptions of equity products generally, which was exacerbated by some downgrades in researcher ratings of the Colonial First State Australian equity funds.

     Wholesale funds under management were $45.5 billion as at 30 June 2002, an increase of $2 billion from 30 June 2001.This was in spite of the Group losing wholesale mandates of approximately $1 billion in Australia following the announcement of the departure of a high profile investment manager. In addition, the UK business saw the withdrawal of a further $2 billion of wholesale FUM due to the run down of an asset management contract.

			Increase/
Funds Under Management	30/06/03	30/06/02	(Decrease)
Geographical Segment	$M	$M	%

Australia	78,359	81,670	(4)
United Kingdom	6,908	12,089	(43)
New Zealand	6,063	5,690	7
Asia	2,877	3,389	(15)

Total	94,207	102,838	(8)

Life Insurance Analysis

	Full Year Ended

	30/06/03	30/06/02	30/06/01(1)
Key Performance Indicators	$M	$M	$M

Profitability
Underlying Profit after Income Tax (2)	58	41	55
Shareholder investment returns (after tax)	64	25	91

Segment Net Profit after Income Tax	122	66	146

Regional Segment Net Profit after Income Tax
Australia	71	84
New Zealand	46	28
Asia	5	(46)
Operating Income
Operating income	634	659
Operating Expenses
Comparable business	484	524
Annual Inforce Premiums
Australia	575	527
New Zealand	221	187
Asia	84	96
Productivity and Other Measures
Expenses to average inforce premiums (%)	57.3	68.8
Effective corporate tax rate (%)	16	38

(1)	Some of the information is not available for Financial Year 2001, as the Life Insurance Business was not managed from the same perspective as it was in Financial Year 2002 and Financial Year 2003.

(2)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

Financial Performance and Business Review

Performance Highlights

     The Life Insurance net profit after income tax increased by $56 million in Financial Year 2003 or 85% over Financial Year 2002 to $122 million. Excluding investment returns the underlying operating performance was $58 million, a $17 million or 41% improvement on Financial Year 2002. The improvement in underlying performance reflected a turnaround in the Asian business and strong profit growth in New Zealand, partly offset by a write down of an asset in the Australian Business.

     The Life Insurance net profit after income tax decreased by $80 million or 55% from $146 million in Financial Year 2001 to $66 million Financial Year 2002. This was largely due to decrease in Shareholder investment returns pre-tax, which fell $103 million from $138 million in Financial Year 2001 to $35 million in Financial Year 2002.

     An analysis by geographical segment is not available for Financial Year 2001 as the Life Insurance business was not managed by geographical segment during that period.

Business Review

Australia

     The Australian business grew strongly (9% increase in inforce premiums) in a difficult market to become Australia’s largest writer of Life risk premium with an estimated 15.0% market share (Source: Plan for Life).

     Growth was achieved through product innovation, diversifying distribution and focusing on customer service.

     During Financial Year 2003 CommInsure introduced some innovative new benefits and options on personal risk products, with several firsts in the market such as cash back, accidental death top ups and loyalty benefits.

     In addition, diversification of new business sales has been achieved by an increase in the business volumes being written through the network channel and also from increased telemarketing capacity.

     Initiatives in improving customer service and productivity implemented during the Financial Year 2003 were:

•	Assistance to customers in completing disability income tax statements.

•	Development of a new front end delivery system for use in the retail network.

•	Introduction of continuation of insurance cover when loans were paid out or refinanced.

     The business was impacted by a failure of a large investment that resulted in a $30 million loss.

New Zealand

     The life insurance operations in New Zealand trade predominantly under the Sovereign brand.

     Sovereign maintained its market leadership position with an estimated market share of in-force business premium income increasing to 28.3% at April 2003 compared with 26.2% at April 2002 (source: ISI). This was achieved through product re-pricing, above market persistency rates and the continued roll out of Sovereign’s distribution model.

     The major focus during Financial Year 2003 was streamlining and improving customer service, a review of key business processes and legacy systems, the creation of ASB Group Investments providing synergies between Sovereign and ASB’s investment business and Phase 1 of a product rationalisation and simplification program.

Life Insurance Analysis (continued)

Asia

     Asia covers our life insurance and pension administration operations in Hong Kong, and our life businesses in China, Vietnam, Indonesia and Fiji. During the year the Philippines life insurance operation was divested.

     North Asian economies faced difficult market conditions during Financial Year 2003 due to the impact of the SARS crisis. The life industry across the region also suffered from volatility in international equity markets.

     Notwithstanding these conditions, the Asian business improved its results, primarily as a result of the following key initiatives:

•	The Hong Kong pension administration business (Commserve Financial) became Hong Kong’s largest third party pension fund administrator following the insourcing of additional third party pension administration business. This provides the business with a stronger income stream.

•	Expense control initiatives in the Hong Kong operations, and

•	Disposal of the loss making Philippines business.

Profit Summary

	Full Year Ended

Summary of Financial Performance	30/06/03	30/06/02	30/06/01
(excluding appraisal value (reduction)/uplift)	$M	$M	$M

Life Insurance
Operating income	552	595	584
Shareholder investment returns	78	35	138
Policyholder tax	4	29	43

Total Life Insurance Income	634	659	765
Operating expenses - comparable business external	471	511	473
Operating expenses - comparable business internal	13	13	13

Segment Net Profit before Income Tax	150	135	279
Income tax expense attributable to:
Policyholder	4	29	43
Corporate	24	40	90

Segment Net Profit after Income Tax	122	66	146

Operating Income

     Operating Income was $552 million for Financial Year 2003, a decrease of 7% or $43 million on Financial Year 2002. This is primarily due to a significant write down of an individual asset in the Australian annuity fund of $30 million combined with a reduction in income in Asia following the sale of the Philippine business. Underlying performance has been positive across all regions.

     Operating Income for Financial Year 2002 increased marginally by 2% or $11 million on Financial Year 2001. In Financial Year 2003, the basis of segment reporting for funds management and life insurance changed to reflect changes in management reporting. Comparative numbers included in this report have been restated to reflect the change. However, as result, comparison of Financial Year 2001 to Financial Year 2002 is not meaningful as those results were not analysed on the current basis by management.

Shareholder Investment Returns

     Shareholder investment returns were $78 million for Financial Year 2003, an increase of $43 million or 123% on Financial Year 2002. This reflected the rebound in global equity markets in the second half of the financial year.

     Shareholder investment returns for Financial Year 2002 decreased $103 million or 75% from $138 million in Financial Year 2001. This is largely due to global downturn in equity markets and transfer of certain strategic investments.

Operating Expenses

     Operating expenses were $484 million in Financial Year 2003, a decline of $40 million on Financial Year 2002. This primarily reflected the sale of the Philippine business in Asia, a reduction in operating expenses in Hong Kong as a result of expense control initiatives, and a reduction in business start up expenses.

     For Financial Year 2002, operating expenses increased by $38 million or 8% from Financial Year 2001.

Corporate Taxation

     The corporate tax expense was $24 million in Financial Year 2003, a reduction from Financial Year 2002 of $16 million. The effective tax rate in the prior year reflected losses in the Asian business. There was no tax benefit booked in respect of these losses, as it was not considered to be virtually certain that the losses would be recovered. The current year result reflects a small profit from the Asian business.

     Corporate tax expense for Financial Year 2002 was $50 million lower than Financial Year 2001. This was largely driven by the decrease in profit before tax as effective tax rates remained consistent between periods.

Policyholder Taxation

     The policyholder tax has decreased over the last three years from $43 million for Financial Year 2001 to $29 million for Financial Year 2002 and to $4 million for Financial Year 2003. This trend reflects the capital return on investments, which have declined over the last three years due to downturn in global markets.

Life Insurance Analysis (continued)

	Full Year Ended

	30/06/03	30/06/02	30/06/01
Sources of Profit from Life Insurance Activities	$M	$M	$M

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	104	94	122
Experience variations	(38)	(43)	(58)
New business losses / reversal of capitalised losses	(8)	(10)	(6)

Operating margins	58	41	58
After tax shareholder investment returns	64	25	88

Segment Operating (Loss)/Profit after Income Tax	122	66	146

     Experience variations for the Financial Year 2003 were $38 million. This comprised negative experience of $48 million for the first half of the year, partly offset by favourable experience of $10 million in the second half of the year. The following experiences contributed to the first half results:

•	Write down on an investment within the Australian business of $30 million.

•	Worse than long term plan persistency within the Asian and New Zealand business.

•	Start up expenses in the Asian Business, being primarily China, Vietnam and the Pension Retirement business in Hong Kong.

     The second half favourable experiences reflect:

•	Reduction in start up expenses in Asia, following cost control initiatives and the sale of the Philippines business, partly offset by

•	Worse than long term plan persistency within the Asian and New Zealand business.

     The Financial Year 2002 experience variations of $43 million included:

•	Adverse claims experience in the New Zealand business.

•	Although continuing to improve, worse than long term plan persistency within the Asian Business.

•	Start up expenses in Asia.

     The magnitude of the Asian persistency and start up expenses reduced in the current year, contributing to the improved Asian result.

Geographical Analysis of Business Performance

	Full Year Ended

	Australia		New Zealand		Asia		Total
	30/06/03	30/06/02	30/06/03	30/06/02	30/06/03	30/06/02	30/06/03	30/06/02	30/06/01
Underlying Profit after Income Tax(1)	$M	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	36	66	31	25	(9)	(50)	58	41	55
Investment earnings on assets in excess of policyholder liabilities	35	18	15	3	14	4	64	25	91

Segment Net Profit after Income Tax	71	84	46	28	5	(46)	122	66	146

(1)	Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

Australia

     The Australian result for the Financial Year 2003 was a net profit after income tax of $71 million, a reduction of $13 million or 15% on Financial Year 2002.

     Operating margins were $36 million for Financial Year 2003, a reduction of $30 million on the prior year, reflecting the write off of a significant asset in the first half of Financial Year 2003.

New Zealand

     The profit contribution of the New Zealand business was $46 million, a 64% increase on Financial Year 2002.

     The operating margin was $31 million, a 24% increase on the prior financial year. Adverse morbidity and disability claims and investment losses on annuity business impacted the prior period result. The current period result reflected favourable foreign exchange benefit and claims experience as a result of improved claims management, partly offset by higher than planned lapses. The lapse rate was however, below that experienced in the industry.

Asia

     The Asian result for the Financial Year 2003 was $5 million net profit after income tax compared with a loss of $46 million in Financial Year 2002.

     Operating margins were a loss of $9 million compared with a prior year loss of $50 million. The improvement reflected the following:

•	Stronger income stream as a result of the development of the pension fund administration business.

•	New business losses, primarily in the Philippines, adversely impacted the prior year result.

•	The current period result reflects improved expense control, particularly in maintenance expenses, and improved persistency compared with the prior year.

Life Insurance Analysis (continued)

	Full Year Ended 30 June 2003

	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/02	Business	Lapses	Movements	30/06/03
Annual Inforce Premiums	$M	$M	$M	$M	$M

Personal	581	128	(78)	(6)	625
Group	229	59	(30)	(3)	255

Total	810	187	(108)	(9)	880

Australia	527	128	(80)	—	575
New Zealand	187	43	(16)	7	221
Asia	96	16	(12)	(16)	84

Total	810	187	(108)	(9)	880

	Full Year Ended 30 June 2002

	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/01	Business	Lapses	Movements	30/06/02
Annual Inforce Premiums	$M	$M	$M	$M	$M

Personal	525	137	(81)	—	581
Group	189	62	(22)	—	229

Total	714	199	(103)	—	810

Australia	463	124	(60)	—	527
New Zealand	161	52	(26)	—	187
Asia	90	23	(17)	—	96

Total	714	199	(103)	—	810

     The information above on Annual Inforce Premiums is not available for Financial Year 2001, as the Life Insurance Business was not managed from the same perspective as it was in Financial Year 2002 and Financial Year 2003.

     Annual inforce premiums increased by $70 million in Financial Year 2003 or 9% on the prior financial year. This reflected an improvement in the lapse rate from 14.4% in the prior financial year to 13.3% in the current year.

     The Bank’s Australian market share of inforce premiums was estimated at 15.0% at March 2003, an increase from an estimated 14.9% at June 02 (Source: Plan for Life).

     Sovereign’s market share of inforce premiums was an estimated 28.3% at April 2003, compared with an estimated 26.2% at June 2002. Market share of new business was stable at an estimated 27.0% (Source ISI).

Shareholder Investment Returns

	Full Year Ended

	30/06/03	30/06/02	30/06/01
Shareholder Investment Returns	$M	$M	$M

Funds Management Business	13	12	48
Life Insurance Business	78	35	138

Shareholder Investment Returns before Tax	91	47	186
Taxation	18	14	63

Shareholder Investment Returns after Tax	73	33	123

	Australia	New Zealand	Asia	Total
	30/06/03	30/06/03	30/06/03	30/06/03
Shareholder Investments Asset Mix (%)%		%	%	%

Local equities	27	1	17	22
International equities	7	12	—	6
Property	15	3	—	10
Other (1)	—	10	29	7

Subtotal	49	26	46	45
Fixed interest	11	19	54	20
Cash	40	55	—	35

Subtotal	51	74	54	55

Total	100	100	100	100

	Australia	New Zealand	Asia	Total
	30/06/03	30/06/03	30/06/03	30/06/03
Shareholder Investments Asset Mix ($M)	$M	$M	$M	$M

Local equities	561	5	89	655
International equities	141	45	1	187
Property	302	11	—	313
Other (1)	—	38	236	274

Subtotal	1,004	99	326	1,429
Fixed interest	235	72	283	590
Cash	778	209	—	987

Subtotal	1,013	281	283	1,577

Total	2,017	380	609	3,006

(1)	Asia other primarily includes the excess of carrying value over net tangible assets

Life Company Valuations

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses. These were Directors’ valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.

     In determining the carrying value, Directors have taken account of a number of market based factors which result in the adoption of a valuation that is $450 million lower at 30 June 2003 ($780 million lower at 31 December 2002; $748 million lower at 30 June 2002) than that determined by Trowbridge Deloitte. The Directors have considered the potential impacts to the appraisal value from continued volatility and uncertainty within world equity markets and the subdued levels of industry funds flows.

     Some of the above key factors allowed for within the Directors valuation at 31 December 2002, to reflect current market conditions, have now been incorporated into the Trowbridge Deloitte valuation at 30 June 2003. This has led to a reduction in the difference between the Directors valuation and the Trowbridge Deloitte valuation of $330 million.

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 30 June 2003	$M	$M	$M	$M	$M

Shareholders net tangible assets	754	1,264	380	608	3,006
Value of inforce business	1,123	245	191	4	1,563

Embedded Value	1,877	1,509	571	612	4,569
Value of future new business	3,596	79	278	24	3,977

Carrying Value	5,473	1,588	849	636	8,546

(Decrease)/Increase in Carrying Value since 30 June 2002	(110)	178	61	(163)	(34)

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement Since 30 June 2002	$M	$M	$M	$M	$M

Profits	208	71	46	5	330
Capital movements (2)	154	98	1	36	289
Dividends paid	(196)	(111)	—	—	(307)
Disposals/Acquisitions of business(3)	(110)	—	—	(20)	(130)
FX Movements	(4)	(3)	(1)	(92)	(100)

Change in Shareholders NTA	52	55	46	(71)	82
Acquired excess	129	—	—	—	129
Appraisal value (decrease)/uplift	(291)	123	15	(92)	(245)

(Decrease)/Increase to 30 June 2003	(110)	178	61	(163)	(34)

(1)	The Asian life businesses were not held in the market value environment and were carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight-line basis over 20 years.

(2)	Includes capital injections and movements in intergroup loans.

(3)	Represents the purchase of management rights in CFS Retail Property Trust, the acquisition of Avanteos, investment in a Chinese funds management joint venture, disposal of some Colonial First State UK business and disposal of the Philippines life insurance business.

Life Company Valuations (continued)

Change in valuations

     The valuations adopted have resulted in a total value reduction of $34 million since 30 June 2002. This comprised a reduction in carrying value of $222 million in the period 30 June 2002 to 31 December 2002, partly offset by an increase in value of $188 million in the period 31 December 2002 to 30 June 2003.

     The main components of the reduction of $34 million between 30 June 2002 and 30 June 2003 comprised:

•	A $82 million increase in net tangible assets as shown above.

•	Acquired excess of $129 million primarily in relation to the merger of the Colonial First State Property Trust.

•	Group (CFT) with the Commonwealth Property Office Fund (CPA) and Gandel Retail Trust (GAN) (“the property trust merger”).

•	Appraisal value reduction of $245 million.

     The capital movements in the current period primarily include an injection of capital into the funds management business in relation to the property trust merger.

     The appraisal value reduction for the year of $245 million reflects:

•	Uncertainty and low returns in world equity markets and their effect on industry flows.

•	The performance of the business during the year.

Group Operating Expenses

     The following tables sets out the Group’s operating expenses for Financial Years 2003, 2002 and 2001.

	2003	2002	2001
	$M	$M	$M

Staff Expenses
Salaries and wages	2,106	2,016	2,043
Superannuation contributions	13	11	12
Provisions for employee entitlements	11	44	39
Payroll tax	107	92	99
Fringe benefits tax	26	32	48
Other staff expenses	120	132	116

Recurrent expenses	2,383	2,327	2,357
Restructuring	155	—	—

Total Staff Expenses	2,538	2,327	2,357

Share Based Compensation	119	63	3

Occupancy and Equipment Expenses
Operating lease rentals	354	324	329
Depreciation
Buildings	24	26	29
Leasehold improvements	51	47	45
Equipment	53	55	76
Repairs and maintenance	58	56	60
Other	69	70	65

Recurrent expenses	609	578	604
Restructuring	3	—	—

Total Occupancy and Equipment Expenses	612	578	604

Information Technology Services
Projects and development	195	189	191
Data processing	255	275	256
Desktop	161	155	145
Communications	171	175	171
Software amortisation	78	44	25

Recurrent expenses	860	838	788
Restructuring	30	—	—

Total Information Technology Services	890	838	788

Other Expenses
Postage	109	111	108
Stationery	118	104	104
Fees and commissions	551	609	524
Advertising, marketing and loyalty	276	256	252
Other	312	315	430

Recurrent expenses	1,366	1,395	1,418
Restructuring	26	—	—

Total Other Expenses	1,392	1,395	1,418

Total Operating Expenses before goodwill amortisation	5,551	5,201	5,170

Appraisal value (reduction)/uplift	(245)	477	474
Goodwill amortisation	(322)	(323)	(338)

Profit from ordinary activities before income tax	2,976	3,572	3,405

Strategic initiatives and ESAP expenses comprise:
Restructuring expenses – as above	214	—	—
Employee compensation (ESAP) – Note 1(a)	45	—	—

	259

Group Operating Expenses (continued)

     The Group’s operating expenses were $5,551 million for Financial Year 2003, an increase of $350 million or 7% in Financial Year 2002, $259 million of the increase is attributable to significant costs with $214 million related to strategic initiatives and another $45 million is due to the cost of two years of shares issued to employees under the employee share programme (ESAP). For details on ESAP, refer to Note 1(a) of the Financial Statements. Excluding these significant costs, underlying costs were $5,292 million, which is $91 million or 1.7% higher than the prior financial year.

     This increase in Financial Year 2003 is mainly relating to:

•	Increase in total staff expenses of $56 million. This was caused by an increase in the level of salaries and wages as provided for in the Enterprise Bargaining Agreement (EBA). The increase was partially offset by decrease in staff numbers and lower expense for provisions for employee entitlements.

•	Increase in operating lease rentals of $30 million, largely due to the sale and leaseback programme, under which the Group sold some properties in Financial Year 2002 and 2003 and leased them back, and additional space required for new businesses set up.

•	Increase in software amortisation of $34 million due to higher levels of capitalised software.

•	Decrease in fees and commissions of $58 million as a result of lower volumes in the life and funds management business.

     The Group’s operating expenses were $5,201 million for Financial Year 2002 an increase of $31 million on Financial Year 2001. The outcome was the result of a reduction in the banking expenses offset by volume related increases in funds management and increased life insurance expenses.

     The movement in expenses within these businesses, primarily relates to:

•	In Financial Year 2002, additional synergies of $205 million were achieved compared to Financial Year 2001.

•	Costs increased by $134 million in Financial Year 2002 due to increased volumes within the banking business, primarily within home lending where balance growth was double that of Financial Year 2001, together with transaction volumes relating to credit cards which increase processing and loyalty program costs.

•	A 4% wage increase in Financial Year 2002 as the result of the finalisation of an enterprise bargaining agreement in the second half of Financial Year 2001 which, net of reduction in staff numbers, added $30 million to the costs for Financial Year 2002.

•	Life insurance expenses increased during Financial Year 2002.

•	Costs in the funds management business in Financial Year 2002 increased by $22 million due to increased sales and processing volumes in Australia, together with marketing and infrastructure costs relating to the establishment of two new funds during Financial Year 2002.

Other Group Items

Staff Numbers

     The table below details the Group’s staff numbers as at 30 June 2003, 2002 and 2001. Staff number reductions relate to the finalisation of the Colonial integration offset by a net increase in other staff movements reflecting business growth.

Staff Numbers as at 30 June	2003	2002	2001

Full time staff equivalent	35,845	37,245	37,460

Australia	29,608	31,489	31,337
New Zealand	4,144	3,932	3,872
Other Overseas	2,093	1,824	2,251

	35,845	37,245	37,460

     Full time equivalent staff have been weighted for the lower costs per employee of staff on extended leave, for example, maternity leave, unpaid sick leave or career break. Comparatives have been similarly adjusted.

	Year Ended 30 June

	2003	2002	2001
Income Tax Expense	$M	$M	$M

Banking	938	816	705
Funds Management - Corporate	54	96	104
Life Insurance - Corporate	24	40	90

Corporate tax	1,016	952	899
Policyholder	(58)	(36)	94

Total Income Tax Expense	958	916	993

Effective tax rate
Banking	29%	28%	28%
Funds Management - Corporate	20%	21%	20%
Life Insurance - Corporate	16%	38%	38%

     The income tax expense for Financial Year 2003 increased 5% from $916 million for Financial Year 2002 to $958 million. The tax expense consists of corporate tax of $1,016 million and policyholder tax of $58 million credit.

     The banking effective tax rate is marginally higher at 29% in Financial Year 2003 compared to 28% in Financial Year 2002, mainly due to higher recognition of capital losses in Financial Year 2002.

     Policyholder tax decreased $22 million from Financial Year 2002 to Financial Year 2003, in line with the increased capital losses made in the life insurance and funds management businesses.

     The income tax expense for Financial Year 2002 decreased 8% from $993 million for Financial Year 2001 to $916 million. The tax expense in Financial Year 2002 consists of corporate tax of $952 million and policyholder tax of a $36 million credit.

     The banking effective tax rate is the same as in Financial Year 2001. This reflected the lower corporate tax rate of 30% for Financial Year 2002 against 34% for Financial Year 2001, the utilisation of overseas tax losses during Financial Year 2001 which did not occur to the same extent in Financial Year 2002, lower dividend rebates and non allowable losses for offshore expenses.

     Policyholder tax decreased $130 million from Financial Year 2001 to Financial Year 2002. As mentioned earlier, this reflects the higher capital losses made in the life insurance and funds management businesses.

Integrated Risk Management

Risk Management

     The integrated risk management framework identifies, assesses, manages and reports risks and risk adjusted returns on a consistent and reliable basis.

     Independent review is carried out through the audit role.

     The Group’s risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic equity required.

     “Economic equity” is defined as the potential risk of loss of one year’s earnings, measured at a standard consistent with an AA credit rating.

     Economic equity is derived from underlying exposures to credit, market, operational and life insurance risks in the banking, life insurance and funds management businesses of the Group. In the banking business, economic equity is a measure of the potential risk of loss of cash earnings. In the life insurance and funds management businesses, economic equity is a measure of the potential risk of loss of the fair value of the business.

     The composition of economic equity of the Group during the financial year ended 30 June 2003 was 53% credit risk, 13% market risk, 33% operational risk and 1% insurance risk.

     The component measures of economic equity for the banking, life insurance and funds management businesses were as follows:

•	Banking; 76% credit risk, 4% market risk and 20% operational risk.

•	Life insurance; 41% market risk, 53% operational risk, 3% credit risk and 3% insurance risk.

•	Funds Management; 10% market risk and 90% operational risk.

     The following sections describe the integrated risk management framework components.

Credit Risk

     Credit risk is the potential for loss arising from failure of a debtor or counterparty to meet their contractual obligations.

     Credit risk arises in the banking business from lending activities, the provision of guarantees including letters of credit and commitments to lend, investment in bonds and notes and financial markets transactions and other associated activities. In the life insurance business credit risk arises from investment in bonds and notes, loans and from reliance on reinsurance. The funds management business does not generally involve credit risk from a shareholder perspective.

     The measurement of credit risk is based on an internal credit risk rating system, and utilises analytical tools to calculate expected and unexpected loss for the credit portfolio.

     The Group uses a diversified portfolio approach for the management of credit risk (refer also Note 14) comprised of the following:

•	A system of industry limits and targets for exposures by industry;

•	A process for considering the risk associated with correlations between large exposures;

•	A large credit exposure policy for aggregate exposures to individual commercial and industrial client groups tiered by credit risk rating and loan duration; and

•	A system of country limits for geographic exposures.

     These policies assist in the diversification of the credit portfolio.

     The credit portfolio is managed in two distinct segments:

•	Statistically Managed Segment

Comprises exposures that are generally less than $250,000 and is dominated by the housing loan portfolio. Other products in this segment are credit cards, personal loans and some leasing business. Credit facilities are approved using scoring and check sheet techniques.

•	Risk Rated Segment

Comprises all other credit exposures. Management is based on the internal credit risk rating system, which makes an assessment of the potential for default for each exposure and the amount of loss if default should occur.

     Allowance for expected credit loss in the banking business commences when an exposure first arises. The expected loss is re-assessed on a regular basis and provisioning adjusted accordingly.

     A centralised exposure management system records all significant credit exposures of the Group. Customers, industry, geographic and other significant groupings of exposure are regularly monitored.

     A centralised portfolio model is used to assess risk and return on an overall portfolio basis and for segments of the portfolio. The model also assists in determining economic equity and general provision requirements, and credit portfolio stress testing.

Market Risk

     Market risk is the potential for change in the value of on and off balance sheet positions caused by a change in the value, volatility or relationship between market rates and prices.

     Market risk arises from the mismatch between assets and liabilities in both the banking and insurance businesses and from controlled trading undertaken in pursuit of profit. The Group is exposed to diverse financial instruments including interest rates, foreign currencies, equities and commodities and transacts in both physical and derivative instruments.

     A discussion and analysis of the Group’s market risk is contained in Note 39 to the financial statements. Information on trading securities is further contained in Note 10 of the financial statements. Note 2 of the financial statements contains financial markets trading income contribution to the Group.

     In the trading book of the banking business, market risk is measured by a value-at-risk (VaR) model. This model uses the distribution of historical changes in market prices to assess the potential for future losses. The VaR model takes into account correlations between risks and the potential for movements in one portfolio to offset movements in another. Actual results are backtested to check the validity of the VaR model.

     In addition, because the VaR model cannot encompass all possible outcomes, tests covering a variety of stress scenarios are regularly performed to simulate the effect of extreme market conditions.

Integrated Risk Management (continued)

     The following table provides a summary of VaR by product. This is one element of the total integrated risk model used by the Group. Refer Note 39 to the financial statements for further details.

	Average VaR	Average VaR	Average VaR	Average VaR
	During	During	During	During
	June 2003	December 2002	June 2002	December 2001
	Half Year	Half Year	Half Year	Half Year
	$M	$M	$M	$M

Group (excluding ASB Bank)
Interest rate risk	3.43	3.37	3.23	2.60
Exchange rate risk	1.31	1.47	2.07	1.54
Implied volatility risk	0.62	0.59	0.59	0.48
Equities risk	0.73	0.32	0.42	0.47
Commodities risk	0.32	0.35	0.31	0.48
Prepayment risk	0.38	0.30	0.21	0.32
ASB Bank	0.15	0.19	0.17	0.14
Diversification benefit	(2.32)	(2.14)	(2.39)	(2.45)

Total	4.62	4.45	4.61	3.58

     Trading income for 30 June 2003 increased by 2.7% over 30 June 2002 without a significant increase in the VaR during the period.

     In the non-traded book of the banking business, a range of techniques is adopted to measure market risk. These include simulation of the effects of market price changes on assets and liabilities for business activities where there are no direct measures of the effects of market prices on those activities.

     Liquidity risk is the risk that assets cannot be liquidated in time to meet maturing obligations. Limits are set to ensure that holdings of liquid assets do not fall below prudent levels. The liquid assets held are assets that are eligible for repurchase by the Reserve Bank of Australia (over and above those required to meet the Real Time Gross Settlement obligations), certificates of deposits and bills of exchange accepted by other banks and overnight interbank loans. More detailed comments on the Bank’s liquidity and funding risks are provided in Note 39.

     Market risk in the life insurance business arises from mismatches between assets and liabilities. Guaranteed returns are offered on some classes of policy. These liabilities may not be capable of being easily hedged through matching assets. In addition, market risk may arise from adverse movements in market prices affecting fee income on investment-linked policies and from the returns obtained from investing the shareholders’ capital held in each life company.

     Wherever possible, the Bank segregates policyholder funds from shareholder funds and sets investment mandates that are appropriate for each. The investment mandates for assets in policyholder funds attempt to match asset characteristics with the nature of policy obligations. The ability to match asset characteristics with policy obligations may be constrained by a number of factors including regulatory constraints, the lack of suitable investments as well as by the nature of the policy liabilities themselves.

     A large proportion of the policyholder assets is held for investment linked policies where the policyholder takes the risk of falls in the market value of the assets. However, as the Bank earns fees on investment linked policies that are based on the amount of assets invested, it may receive lower fees should markets fall. Asset allocation for investment linked policies is decided by the policyholder.

A smaller proportion of policyholder assets is held to support policies where life companies have guaranteed either the principal invested or the investment return (‘guaranteed policies’). Investment mandates for these classes of policies emphasise investment in lower volatility assets such as cash and fixed interest. The Bank no longer sells guaranteed policies in Australia or New Zealand but they continue to be sold in Asia. The Australian and New Zealand books of in force business contain guaranteed policies sold in the past and on which it continues to collect premiums.

     Thus, it is likely to be several years before the Australian and New Zealand inforce book of guaranteed policies will decline significantly as the policy payments on maturing policies continues to be offset by the premium income on the remaining policies. Some guaranteed policies were sold on the basis of profits being shared between policyholders and shareholders. Profits are allocated to policyholders by the declaration of ‘bonuses’. Bonuses may be declared annually (‘annual bonuses’) or upon maturity of the policy (‘terminal bonuses’). Once declared, annual bonuses form part of the guaranteed sum assured.

     Shareholders’ funds in the life insurance business are on average invested 50% in income assets (cash and fixed interest) and 50% in growth assets (shares and property), although the asset mix varies from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the shareholder at undue risk.

     Market risk in the funds management business is the risk that an adverse movement in market prices will result in a reduction of that element of fee income related to earnings performance.

     Liquidity risk is not a significant issue in life insurance companies. The life insurance companies in the Bank hold substantial investments in highly liquid assets such as listed shares, government bonds and bank deposits and continue to receive substantial premium income. Furthermore, processing time for claims and redemptions enables each company to forecast and manage its liquidity needs with a high degree of accuracy.

Integrated Risk Management (continued)

Liquidity and Funding

     Liquidity risk

     Balance sheet liquidity risk is the risk of being unable to meet financial obligations as they fall due. The Group manages liquidity risk separately for its domestic Australian Dollar (AUD) obligations and for its foreign currency obligations. In both domestic and foreign currency operations, liquidity policies are in place to manage liquidity both in a day to day sense, and also under crisis assumptions.

     Under current APRA Prudential Standards, each bank is required to develop a liquidity management strategy that is appropriate for itself, based on its size and the nature of its operations. The prime objective is to ensure that each bank has sufficient liquidity to meet its financial obligations even under a liquidity crisis scenario.

     The Bank has developed a liquidity policy, relevant to its own circumstances and this has formally been approved by APRA. The objectives of the Bank’s funding and liquidity policies are to:

•	Ensure all financial obligations are met when due;

•	Provide adequate protection at lowest cost; and

•	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements, without over-reliance on any particular market segment.

     The Bank’s policy framework differentiates normal operational liquidity management (corresponding to the ‘going concern’ scenario in APRA’s Prudential Statement APS 210 on Liquidity) from a crisis event. Three types of crisis are dealt with i.e., systemic, founded and unfounded. The policy sets out the controls and cash flow assumptions appropriate in all cases. The key elements of the liquidity policy cover:

•	Detailed daily forecasts out to 3 months including mismatch limits;

•	Development of reliable funding sources;

•	The holding of a stock of high quality liquid assets i.e., assets held that are available for repurchase by the RBA (over and above those required to meet Real Time Gross Settlement (RTGS) obligations), AUD CDs/Bills of other banks and AUD overnight interbank loans; and

•	The use of standby lines of funding.

     Subsidiaries are also included in the Group’s liquidity policy framework.

     Foreign currency liquidity risk is managed by ensuring that a positive cumulative cash flow exists for the next 7 days’ operations. This means that should a crisis situation arise, the Bank would not need to access new funding from wholesale markets for at least one week. There is also a cap on the maximum level of cumulative negative cash flows at day 28. A stock of liquid assets is included in this protective measure.

     Funding risk

     Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The Bank has a policy of funding diversification. The funding policy augments the Bank’s liquidity policy with its aim to assure the Bank has a stable diversified funding base without over-reliance on any one market sector.

     Domestically, the Bank continues to obtain the majority of its AUD funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has risen from 66% in June 2002 to 67% in June 2003 due to the growth of “at call” savings. The relative size of the Bank’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Bank’s retail network and the Bank’s large share (approximately 49%) of pensioner deeming accounts.

     The cost of funds for Financial Year 2003, calculated as a percentage of interest exposure to average interest bearing liabilities, was 3.6% on a group basis compared with 3.6% on a group basis for Financial Year 2002.

     The Bank obtains a significant proportion of its funding for the domestic balance sheet from wholesale sources – approximately 22.7%, excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.

Operational and Strategic Business Risk

     The Group’s operational and strategic business risk management framework supports the achievement of the Group’s financial and business goals.

     Operational Risk is defined as the risk of economic gain or loss resulting from:

•	Inadequate or failed internal processes and methodologies,

•	People,

•	Systems, or from

•	External events.

     Strategic Business Risk is defined as the risk of economic gain or loss resulting from changes in the business environment caused by the following factors:

•	Economic,

•	Competitive,

•	Social trends, or

•	Regulatory.

     Business owners throughout the Group are responsible for the identification, assessment and treatment of these risks. These business owners are supported by the Group’s framework consisting of a governance structure, a suite of risk mitigating policies, a measurement methodology and skilled operational risk professionals embedded throughout the Group.

     The Bank’s operational risk measurement methodology provides the basis for the expert assessment of individual risk exposures and the calculation of operational risk economic equity.

     Economic capital for the banking business is calculated using a quantitative-based expert assessment of individual operational risk scenarios. For the life insurance and funds management businesses economic capital is calculated using worst-case scenarios that impact upon business risk factors such as pricing, margins and business volumes.

     The Group continues to benchmark and monitor its insurance risk transfer program for efficiency and effectiveness. This is primarily achieved through a methodology to optimise total shareholder returns in determining the most appropriate blend of insurance risk transfer and economic capital.

Insurance Risk

     There are two risk types that are considered to be unique to life insurance businesses. These are the risks that the incidence of mortality (death) and morbidity (illness and injury) claims are higher than assumed when pricing life insurance policies, or is greater than best estimate assumptions used to determine the fair value of the business.

Integrated Risk Management (continued)

     Insurance risk may arise through reassessment of the incidence of claims, the trend of future claims and the effect of unforeseen diseases or epidemics. In addition, in the case of morbidity, the time to recovery may be longer than assumed. Insurance risk is controlled by ensuring underwriting standards adequately identify potential risk, retaining the right to amend premiums on risk policies where appropriate and through the use of reinsurance. The experience of the Group’s life insurance business and those of the industry as a whole are reviewed annually.

Derivatives

     Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. The Bank enters into derivatives transactions including swaps, forward rate agreements, futures, options and combinations of these instruments. The sale of derivatives to customers as risk management products and their use for trading purposes is integral to the Group’s financial markets activities. Derivatives are also used to manage the Group’s own exposure to market risk. The Bank participates in both exchange traded and OTC derivatives markets.

     Exchange traded derivatives:

     Exchange traded derivatives are executed through a registered exchange, for example the Sydney Futures Exchange and the Australian Stock Exchange. The contracts have standardised terms and require lodgment of initial and variation margins in cash or other collateral at the Exchange, which guarantees ultimate settlement.

     OTC traded derivatives:

     The Bank buys and sells financial instruments that are traded ‘over-the-counter’, rather than on recognised exchanges. The terms and conditions of these transactions are negotiated between the parties, although the majority conform to accepted market conventions. Industry standard documentation is used, most commonly in the form of a master agreement supported by individual transaction confirmations. The documentation protects the Group’s interests should the counterparty default, and provides the ability to net outstanding balances in jurisdictions where the relevant law allows.

     The Group’s exposure to derivatives is disclosed in Note 39 Market Risk.

Business Continuity Management

     Business Continuity Management (BCM) within the Group involves the development, maintenance and testing of advance action plans to respond to defined risk events. This ensures that business processes continue with minimal adverse impact on customers, staff, products, services and brands.

     BCM constitutes an essential component of the Group’s risk management process by providing a controlled response to potential operational risks that could have a significant impact on the Group’s critical processes and revenue streams. It includes both cost-effective responses to mitigate the impact of risk events or disasters and crisis management plans to respond to crisis events.

     Each division in the Group has developed, tested and maintained Business Continuity Plans. A comprehensive BCM education program has been implemented to embed BCM methodologies and capability throughout the Group.

Cross-Border Outstandings by Industry Category

     Cross-border outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk. Outstandings include loans, acceptances and other monetary assets denominated in other than the counterparties’ local currency. Local currency activities with local residents by foreign branches and controlled entities of the Bank are excluded.

     At 30 June 2001, 2002 and 2003 cross-border outstandings of the Group by industry category (where outstanding individual countries exceed 1% of the Group’s total assets) was nil.

     At 30 June 2003 there were no countries with cross border outstandings greater than 0.75% of the Group’s total assets. As at 30 June 2002 the United Kingdom totaled $2.3 billion (2001: $1.8 billion), which was the only country that had outstandings greater than 0.75% of the Group’s total assets at that time.

Off-Balance Sheet Arrangements

     The Group is a full service financial institution that offers a range of on balance sheet and off balance sheet arrangements and commitments to customers in the normal course of business. In addition, the Group has a number of other arrangements that form part of its day to day business operations. Such activities include traditional off balance sheet credit risk related instruments, commitments under capital and operating leases, long term debt issues, provision of liquidity facilities to securitisation programs and other contractual arrangements. These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Group policy, exposure to any of these transactions is not carried at a level that would have a material effect on the financial condition of the Group. The impact on the Statement of Financial Performance from these off balance sheet arrangements is not material. There are no significant differences between Australian and US GAAP arising out of off balance sheet arrangements.

Consolidated Entities

     The Group is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Under Australian GAAP these entities are consolidated in the financial statements if they meet the criteria of control. The definition of control depends upon substance rather than form and, accordingly, determination of the existence of control involves management judgement. The Group has no off balance sheet financing entities that it is considered to control.

Credit Risk Related Instruments

     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. These are transacted on a commercial basis to attract fees in line with market prices for similar arrangements, with terms and conditions having due regard to the nature of the transaction and the risks involved. They are not sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The only material commitment is the $58,310 million commitment to provide credit, of which $52,738 million is committed within the next year. The commitment to provide cash under these instruments is managed within the Group’s liquidity and funding policies under current APRA Prudential Standards.

     The Group has a funding policy that augments its liquidity policy to assure the Group has a stable diversified funding base without over-reliance on any one funding source. The objectives of the liquidity and funding policies are to:

•	Ensure all financial obligations are met when due;

•	Provide adequate protection, even under crisis scenarios, at lowest cost; and

•	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.

     Details of contingent liabilities and off balance sheet business are set out in Contingent Liabilities Note 38(excluding Derivatives – Note 39). The following table outlines the Group’s credit risk related instruments:

	Face Value		Credit Equivalent
	2003	2002	2003	2002
	$M	$M	$M	$M

Credit risk related instruments
Guarantees	2,075	1,806	2,075	1,806
Standby letters of credit	380	464	380	464
Bill endorsements	589	1,073	589	1,073
Documentary letters of credit	110	134	22	27
Performance related contingents	882	1,023	441	511
Commitments to provide credit	58,310	47,652	10,519	13,012
Other commitments	2,720	1,168	1,081	1,095

Total credit risk related instruments	65,066	53,320	15,107	17,988

     Guarantees represent unconditional undertakings by the Group to support the obligations of its customers to third parties.

     Standby letters of credit are undertakings by the Group to pay against production of documents an obligation in the event of a default by a customer.

     Bill endorsements relate to bills of exchange that have been endorsed by the Group and represent liabilities in the event of default by the acceptor and the drawer of the bill.

     Documentary letters of credit represent an undertaking to pay or accept drafts drawn by an overseas supplier of goods in the event of payment default by a customer.

     Performance related contingents involve undertakings by the Group to pay third parties if a customer fails to fulfil a contractual non-monetary obligation.

     Commitments to provide credit include all obligations on the part of the Group to provide credit facilities.

     Other commitments include the Group’s obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities.

     The transactions are categorised and credit equivalents calculated under APRA guidelines for the risk based measurement of capital adequacy. The credit equivalent amounts are a measure of the potential loss to the Group in the event of possible non performance by a counterparty.

     Where the potential loss depends on the performance of a counterparty, the Group utilises the same credit policies and assessment criteria for off balance sheet business as it does for on balance sheet business and if it is deemed necessary, collateral is obtained based on management’s credit evaluation of the counterparty. If a probable loss is identified, suitable provisions are raised.

     The maximum potential amount of future payments that may be required for Guarantees as defined in FIN 45,

Off-Balance Sheet Arrangements (continued)

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others is set out by term below:

					As at 30 June 2003
						Carrying
	Less than 1 year	1 to 3 year	3 to 5 years	over 5 years	Total	Value
	$M	$M	$M	$M	$M	$M
Guarantees	1,945	24	—	106	2,075	2.9
Standby letters of Credit	202	—	136	42	380	0.5
Bill endorsements	589	—	—	—	589	0.8
Documentary letters of credit	110	—	—	—	110	0.2
Performance related contingents	875	7	—	—	882	1.2

Total	3,721	31	136	148	4,036	5.6

Securitisation of Assets

     The Group conducts a Loan Securitisation program through which it packages loans and issues securities to investors. The Group has a policy of funding diversification and assets are securitised to provide greater diversification of the Group’s funding sources. The Group is not over-reliant on funding from any one market sector (refer Market Risk – Note 39). In addition, the Group’s capital management benefits from reduced risk under APRA Prudential capital adequacy guidelines.

     The Group securitises mortgage loans to a special purpose entity (SPE). The SPE is a separate bankruptcy remote entity that operates under master series agreements. The SPE operates through segregated series and the securities issued in different series may have different credit ratings. The primary source of repayment of the securities issued is the cash flow from the pools of assets. Investors in the securities issued have no recourse to the general assets of the Group. Under Australian GAAP these loans are removed from the Group’s Statement of Financial Position. For US GAAP the conditions to allow securitised loans to be removed from the Statement of Financial Position include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets. The Group meets the requirements of US GAAP not to consolidate the SPE.

     The outstanding balance of securitised loans at 30 June 2003 was $6,480 million. No credit losses were incurred by the Group in relation to these securitised loans during the Financial Year 2003. The credit risk in respect of these loans is fully covered through mortgage insurance.

     Interest rate swaps and liquidity facilities are provided at arms length to the program by the Group in accordance with APRA Prudential Guidelines. These liquidity facilities are disclosed within Contingent Liabilities as commitments to provide credit (2003: $272 million). Interest rate swaps are disclosed within the Market Risk note (2003: $6,881 million). These commitments are very minor in the totality of the Group’s business.

     For its services to the program, the Group receives fees such as loan servicing and program management fees on an arms length basis. Fee income is recognised in income on an accruals basis in relation to the period in which the costs of providing these services are incurred. The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met. The value of securitisation fee and residual income is not a material component of the Group’s fee income.

Cashflows paid to CBA from the SPE in Financial Years 2003 and 2002 were:

	2003	2002
	$M	$M

Servicing fee	17	16
Management fee	2	2
Excess servicing fee	30	11
Proceeds from sale of mortgage loans	1,664	2,512
Interest rate swaps	35	57

Total cash receipts	1,748	2,598

Asset Backed Finance Programs

     The Group is an active participant in the asset backed financing market where it helps assist customers’ financing needs through providing customer access to the capital markets through issuer special purpose entities under master series agreements. The issuers are separate bankruptcy remote entities in the business of acquiring approved investments and / or entering into hedge transactions or other agreements by issuing debt securities. The issuers operate through segregated series and the debt issues of different series may have different credit ratings. The primary source of repayment of the debt issues is the cash flow from the pools of assets. Investors in the debt issues have no recourse to the general assets of the Group.

     The issuers are not owned or controlled by the Group and have independent directors. Under Australian GAAP the assets and liabilities or the issuers are not consolidated into the Group’s Statement of Financial Position. For US GAAP, the issuers are a type of variable interest entity as defined by FASB Interpretation No 46, “ Consolidation of Variable Interest Entities”. The Group has created an entity after 31 January 2003 that is a variable interest entity under FIN 46. Under the provisions of FIN 46, the variable interest entity is deemed to be controlled by the Group. Assets of $245m and liabilities of $245m have been consolidated into the Group’s accounts for US GAAP. The net income of the variable interest entity is not significant and has no material impact on the Group.

     Under the management deeds, the issuers have appointed the manager, subject to certain limitations, to manage on the issuer’s behalf the performance of the issuer’s obligations and the exercise of the issuers’ rights under the transaction documents. The issuers have appointed a wholly owned subsidiary of the Group as manager. The liability of the manager is limited to fraud or a negligent or wilful default by the manager of its obligations under the management deed.

Off-Balance Sheet Arrangements (continued)

     As manager of the program, the Group provides deal origination services, asset portfolio monitoring, treasury and financial administration services for the issuers. Assets acquired by the issuers are appropriately diversified and credit enhanced to support its debt issuances. The Group does not service these assets and does not transfer its own assets to the issuers. The Group receives management fees at arms length for its services to the issuer.

     In certain instances the Group provides deal specific credit enhancements as an arms length financial arrangement for the issuers in the form of liquidity facilities and derivatives. The following tables summarises the total amount of the Group’s arrangements to the program:

Group Arrangements with Issuers

	2003	2002
	$M	$M

Management fee paid to the Group	1	1
Liquidity facilities utilised by Issuers	6	94
Derivatives face value provided to Issuers	644	378

Contractual and Commercial Commitments

     At the end of Financial Year 2003 the Group has commitments for capital expenditure (see Note 36) and lease commitments (see Note 37). These commitments are minor in the totality of the Group’s commitments.

     The Group also has various monetary contractual liabilities, such as deposits and other public borrowings, payables to other financial institutions, bank acceptances, life liabilities, debt issues and loan-capital, and other monetary liabilities. Refer to note 32 to the Financial Statements for the maturity distribution of these monetary contractual liabilities. Details of the Group’s contractual obligations are set out in the following table:

Contractual Obligations

				Payments due by period
		Less than 1			More than
	Total	year	1 – 3 years	3 – 5 years	5 years
	$M	$M	$M	$ M	$M

Debt issues	30,629	17,255	6,797	3,629	2,948
Deposits and other borrowing	140,974	134,858	3,283	1,678	1,155
Loan capital	6,025	504	376	1,123	4,022
Credit risk related instruments	65,066	57,669	4,138	2,357	902
Commitments for Capital Expenditure Not Provided for in the Accounts	48	48	—	—	—
Lease Commitments – Property, Plant and Equipment	1,011	264	344	243	160

     Leases entered into by the Group are for the purpose of accommodating the Group’s business needs. Leases may be over retail, commercial, industrial and residential premises and reflect the needs of the occupying business and market conditions. All leases are negotiated with external professional property resources acting for the Group.

     Rental payments are determined in terms of relevant lease requirements – usually reflecting market rentals as described by standard valuation practice.

Indemnities under UK Sale Agreement

     The Group has contingent liabilities that relate to indemnities given under an agreement for the sale of Colonial Life (UK) Ltd and Colonial Pension Fund Ltd to the Winterthur Group.

     These indemnities cover potential claims that could arise from mis-selling activities in the UK for pension products and mortgage endowment products. Under the sales agreement the liabilities are shared between Winterthur and the Group on a pre-determined basis.

Long Term Contracts

     In 1997, the Bank entered into a ten year contract with an associated entity, EDS (Australia) Pty Ltd, relating to the provision of information technology services. In 2000, the Bank entered into a telecommunications services agreement with TCNZ Australia Pty Ltd for five years. The exact amounts of these contracts is unable to be reliably determined as they are dependent upon business volumes over the period of the contracts.

Liquidity support

     In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing Stream (Clearing Stream 1) and the Bulk Electronic Clearing Stream (Clearing Stream 2) of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of a failure to settle by a member institution.

Service agreements

     The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other executives of the Company and its controlled entities at 30 June 2003 was $10.6 million (2002: $11.4 million).

Transactions in Own Shares

The Group has in place the following employee share plans:

•	Commonwealth Bank Employee Share Acquisition Plan;

•	Commonwealth Bank Equity Participation Plan;

•	Commonwealth Bank Equity Reward Plan; and

•	Commonwealth Bank Non-Executive Directors Share Plan.

     The plans provide staff and directors with potential to receive shares or options over shares in the Group. Full details of these plans are set out in Note 29 Share Capital. The impact of these plans has no material impact on the Group’s Statement of Financial Performance.

Critical Accounting Policies and Estimates

     The Notes to the Financial Statements contain a summary of the Group’s significant accounting policies. Certain of these policies are considered to be more important in the determination of the Group’s financial position, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by a Committee of the Board.

     These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and market valuations of life insurance controlled entities. An explanation of these policies and the related judgements and estimates involved is set out below.

     Provisions for Impairment

     Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses.

     Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.

     Specific Provisions

     Specific provisions are maintained where full recovery of principal is considered doubtful.

     Specific provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken.

     Specific provisions (in bulk) are also made against each statistically managed segment to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against emerging credit risks identified in specific segments in the credit risk rated managed portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.

     Specific provisions are provided for from the general provision.

     All facilities subject to a specific provision for impairment are classified as non-accrual, as set out in Note 15.

     General Provision

     The general provision represents management’s estimates of non-identifiable probable losses and latent risks inherent in the overall portfolio of loans and other credit transactions.

     The evaluation process is subject to a series of estimates and judgements.

     In the Credit Risk Rated Managed segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.

     In the Statistically Managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered.

     In addition management considers overall indicators of portfolio performance, quality and economic conditions.

     Changes in these estimates could have a direct impact on the level of provision determined.

     The amount required to bring the general provision to the level assessed is taken to profit and loss as set out in Note 13.

     Life Insurance Policyholder Liabilities

     Life Insurance policy liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.

     All policyholder liabilities are recognised in the Statement of Financial Position and are measured at net present values or, if not materially different, on an accumulation basis after allowing for acquisition expenses. They are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.

     The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:

•	Business assumptions including:

-	amount, timing and duration of claims/policy payments;

-	policy lapse rates; and

-	acquisition and long term maintenance expense levels;

•	Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and

•	Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.

     The determination of assumptions relies on making judgements on variances from long-term assumptions. Where experience differs from long term assumptions:

•	Recent results may be a statistical aberration; or

•	There may be a commencement of a new paradigm requiring a change in long term assumptions.

     The Group’s actuaries arrive at conclusions regarding the statistical analysis using their experience and judgement.

     Additional information on the accounting policy is set out in Note 1 (jj) Life Insurance Business, and Note 34 Life Insurance Business details the key actuarial assumptions.

     Market Valuation of Life Insurance Controlled Entities

     Interests in controlled entities held by the life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at market value.

     On consolidation the investment in controlled entities is eliminated and the excess of market value of controlled entities over their underlying net assets is separately recognised in Other Assets (Note 21) on the balance sheet as ‘Excess of Net Market Value over Net Tangible Assets of Life Insurance Controlled Entities’. This amount is assessed periodically as part of the valuation of investments with changes in value taken to profit. This excess does not require amortisation in the financial statements.

     Appraisal valuations are used to assist the directors in setting the market value. There are several key economic and business assumptions involved in the appraisal valuations, the selection of which involves actuarial judgement.

     Economic assumptions are the long term view on key economic drivers and comprise investment earnings rates, risk discount rates and inflation. The economic assumptions are reviewed as a suite to take account of the correlation between the movements in each factor.

Critical Accounting Policies and Estimates (continued)

     Business assumptions relate to the performance of the Group’s businesses, both stand alone and relative to the market. These assumptions are only altered when there is a long-term change in views, which is supported by clearly discernible trends. The assumption setting process is similar to that used for Margin on Services policyholder liabilities. The major business assumptions for life businesses are:

•	Sales/new business

•	Claims

•	Persistency

•	Expenses

     The major business assumptions for funds management businesses are:

•	Sales/new business

•	Margins/business mix

•	Redemptions

•	Cost to income ratio

     Details of the key assumptions used in the valuations are set out in Note 34 Life Insurance Business.

International Accounting Standards

     The Financial Reporting Council has announced a decision to support the adoption by Australia of International Accounting Standards (IAS) by 1 January 2005. The Bank will be required to adopt these standards for the financial year commencing 1 July 2005. The major new IAS standards that are expected to most impact the Bank are in the areas of financial instruments, goodwill, pension accounting and insurance contracts. A project has been established to identify all issues associated with these accounting standard changes. It is too early in the process to estimate the full financial effect of these new accounting requirements.

Significant US GAAP adjustments

     For US GAAP reporting purposes a number of adjustments are required (see note 49) to reconcile Australian GAAP reported net profit, shareholders’ equity and total assets to US GAAP reported information. The most significant of these are;

•	Life insurance – the methodology used for estimating policy holder liabilities, for deferring costs and valuing controlled entities is markedly different under US GAAP compared to Australian GAAP (results in a $245 million increase in net income for Financial Year 2003, $618 million reduction for Financial Year 2002 and $727 million reduction for Financial Year 2001);

•	Derivatives – Australian GAAP requires derivative hedges of non trading assets and liabilities to be brought to account on an accruals basis, whereas US GAAP requires the fair value of all derivatives to be on the balance sheet (results in an increase of $636 million in net income for Financial Year 2003, $300 million reduction for Financial Year 2002 and a $149 million reduction for Financial Year 2001);

•	Pensions – Australian GAAP requires pension expenses for defined benefit pension plans to be accounted for on an incurred basis, whereas US GAAP requires an accrual basis (results in a $6 million decrease in net income for Financial Year 2003, $21 million increase for Financial Year 2002 and a $142 million increase for Financial Year 2001).

•	Goodwill amortisation - Australian GAAP requires goodwill to be amortised over its useful life up to a maximum of 20 years. Effective 1 July 2002, goodwill is not amortised under US GAAP but is reviewed for impairment every period end. The goodwill amortisation expense reversed was $322 million for Financial Year 2003.

Description of Business (continued)

Overview

     Commonwealth Bank of Australia provides a comprehensive range of banking, financial, insurance and funds management services in Australia, New Zealand, throughout Asia and in the United Kingdom. These services include general banking, finance company activities, life and risk business insurance and investment and funds management. The Bank is Australia’s largest bank in terms of housing loans and retail deposits. At 30 June 2003, the Group had total consolidated assets of over $265 billion and loans outstanding of $160 billion. The Group’s net profit after tax was $2,012 million for Financial Year 2003.

     The Commonwealth Bank of Australia became the successor in law to the State Bank of New South Wales (known as Colonial State Bank) and to all the assets and liabilities of State Bank of New South Wales effective on 4 June 2001 pursuant to legislation.

     The address of the Bank’s principal executive office is 48 Martin Place, Sydney, New South Wales, 1155, Australia and its telephone number is (612) 9378 2000.

     The Group is managed within three primary business segments, being banking, funds management and life insurance.

Transformation Program

     On 19 September 2003, the Group launched its ‘Which new Bank’ customer service vision. This vision is based on what its customers have said they want from the Bank. Over the next three years, a major cultural transformation program is planned, aiming to empower, motivate and skill people and simplify processes. For more details refer to Pages 7 and 8.

Banking

     The Group’s banking operations contributed approximately 87% of its total net profit after tax and before amortisation of goodwill and appraisal value reduction for Financial Year 2003 and represented approximately 86% of the Group’s total assets at 30 June 2003. The Group’s banking operations consist primarily of the operations of the Bank and ASB Bank.

Funds Management

     The Group’s funds management operations consist primarily of the Colonial First State Group (acquired as part of the Colonial Limited acquisition in June 2000). The Commonwealth Funds Management business was merged into the Colonial First State Group during the Financial Year 2003. For Financial Year 2003 the funds management operations contributed $208 million (8% of the Group) in net profit after tax and before amortisation of goodwill and appraisal value reduction. As at 30 June 2003 the funds management operations held $94 billion in assets under management.

Life Insurance

     The Group’s life insurance operations consist primarily of Commonwealth Life Limited, Colonial Mutual Life Assurance (CMLA), ASB Life Limited and operations in the Asian region. The Asian operations include both 100% owned subsidiaries and joint venture operations. The life insurance operations of the Group contributed 5% ($122 million) of the Group’s net profit after tax and before amortisation of goodwill and appraisal value reduction for Financial Year 2003. As at 30 June 2003 the life insurance assets totalled $16 billion and represented 6% of total Group assets.

     Each of these businesses is described more fully within the preceding Banking, Funds Management and Life Insurance Business Analysis Sections.

     The Group’s return on average assets has declined from 1.1% in Financial Year 2002 to 0.8% in Financial Year 2003, mainly due to the appraisal value reduction of $245 million (Financial Year 2002: appraisal value uplift of $477 million). The Group has remained capitalised at over 9% of total risk weighted assets for the last five years, which is above the Australian Prudential Regulation Authority (‘APRA’) regulatory requirement of 8%.

     The Group’s net interest margin has contracted from 3.09% for Financial Year 1999 to 2.67% for Financial Year 2003. Refer Group Interest Margins and Spreads for further analysis on the net interest margin.

     Staff productivity (total operating income per full time equivalent employee) has increased by 47% between Financial Year 1999 and Financial Year 2003. Total operating expenses versus total operating income rose from 55.6% in Financial Year 1999 to 59.1% in Financial Year 2003.

     The operations of the core business functions of the Group post restructure announced in December 2001 are carried out by Retail Banking Services, Premium Financial Services, Institutional and Business Services, Investment and Insurance Services and International Financial Services. Other functions of the Group that support these core business functions include; Finance and Risk Management, Group Strategic Development and Human Resources.

Retail Banking Services

     Retail Banking Services is one of the Bank’s four business divisions and has a significant role in delivering on the Bank’s key focus area of customised service specifically focusing on meeting the financial needs of personal and small business customers seeking accessible and affordable banking.

     Retail Banking Services assumes the responsibility for most of the Bank’s extensive financial services distribution network in Australia. The network includes the largest number of branches and agencies, proprietary ATMs and EFTPOS terminals as well as an expanding array of telephone and direct/online services. The distribution network provides services to customers embracing the full range of financial products and services such as savings and cheque accounts, demand and term deposits, credit card services, personal loans and housing loans as well as superannuation, investment and life insurance products.

     The Retail Banking Services Division operates through an Australia wide network of over 1,000 branches, over 3,100 ATMs and over 125,000 EFTPOS terminals. The Bank’s branch and service centre network is complemented by over 3,800 agencies (primarily Australia Post offices) offering a more limited range of banking services.

Premium Financial Services

     Premium Financial Services provides customised products and services for clients with more complex financial needs. Premium Financial Services encompasses the following areas; Private Client Services, Premium Banking and Investment Services, Premium Direct Services and Product Management and Engineering.

Institutional and Business Services

     Institutional & Business Services is a new Division of the Commonwealth Bank. The division was formed in December 2001 when the Bank’s Institutional Banking and Business Banking areas merged. Using a relationship model, Institutional and Business Services manages the Bank’s relationships and delivers financial solutions to business, corporate and institutional banking clients. It also designs and manufactures business products.

     The products offered by Institutional and Business Services facilitate the linking of providers and users of capital and assist clients in achieving predictable business outcomes. Services include financial markets, securities

Description of Business (continued)

underwriting, trading and distribution, corporate finance, equities, payments and transaction services, investment management and custody. Commonwealth Securities, known as ComSec, the Group’s direct wealth management and stockbroking business is part of the Premium Financial Services.

     Using its international network, the Group provides financial markets products on a 24 hour basis to clients in major financial centres around the world. These include the structuring and delivery of foreign exchange, money market and short term securities trading, fixed interest trading, commodity hedging, futures and derivatives thereon.

Investment and Insurance Services

     Investment and Insurance Services is responsible for the manufacture and administration of all non-banking products in Australia, and the manufacture of all non-Australian investment products. The Group is also responsible for the strategic and operational support for all distribution of investment and insurance products, and for the management of all CBA property requirements.

     Retail and wholesale investment products are offered through Colonial First State operations in Australia, New Zealand, the UK and in Asia. The product offerings cover all major asset classes including international and Australian equities, fixed interest, cash, private equity and property.

     During Financial Year 2001, the Group’s wholesale property funds management business was amalgamated with the property funds management group within Colonial First State Investments to form Colonial First State Property Group

     Colonial First State Property Group incorporates the former Commonwealth Property and is a highly skilled property investment and corporate real estate services group. Its focus is on improving returns to external investors and corporate owners of real estate by offering a range of wholesale/retail, listed/unlisted investment vehicles.

     The Bank operates a large retail based network extending throughout Australia and, as a result, it has a substantial holding of freehold land and buildings. These premises had a carrying value at 30 June 2003 of $443 million (2002: $518 million, 2001: $580 million, as established by the Directors based on an annual revaluation of the portfolio). It is established at or below the independent market valuation amount.

     Insurance products offered by CommInsure include traditional life insurance products, annuities, investment products and general insurance.

International Financial Services

     International Financial Services comprises ASB Group and Colonial’s insurance, retirement savings and banking operations in New Zealand, the United Kingdom, Asia and the Fiji Islands. In Asia, the Group operates wholly owned subsidiaries in Hong Kong and joint ventures with major local partners in Indonesia, China and Vietnam.

     Within New Zealand, the ASB group incorporates ASB Bank and Sovereign Limited. Sovereign Limited, now incorporating the former Colonial Life business in New Zealand, distributes retail funds under management and life insurance products. ASB Securities, a subsidiary of ASB Group, provides online share trading, discount telephone broking, client advisory services and fixed interest investment.

Financial and Risk Management

     Financial and Risk Management provides professional services and support to other divisions in the Group as well as to external parties. Value is added through policy formulation, strategic support and specialist advice on financial, risk and capital management as well as managing investor relations.

History and Ownership

     The origins of the Bank lie in the former Commonwealth Bank of Australia which was established in 1911 by Act of Parliament to conduct commercial and savings banking businesses. Its functions were later expanded to encompass those of a central bank. Subsequent legislative amendment in 1959 created a separate Reserve Bank of Australia to take over the central bank functions.

     In December 1990, the Commonwealth Bank’s Restructuring Act 1990 was passed, which provided for:

•	the conversion of the Bank into a public company with a share capital, governed by its Memorandum and Articles of Association but subject to certain overriding provisions of the Banking Act – this conversion occurred on 17 April 1991;

•	the Bank to become the successor in law of the State Bank of Victoria (SBV) – this occurred on 1 January 1991; and

•	the issue of shares in the Bank to the public.

     An offer of just under 30% of the issued voting shares in the Bank was made to members of the Australian public and staff of the Bank in July 1991. This was done to strengthen the Bank’s capital base following its acquisition of SBV and to provide a sound foundation for further development of the Bank’s business.

     In October 1993, the Commonwealth Government sold a portion of its shareholding in the Bank, thereby reducing its shareholding to 50.4% of the total number of issued voting shares.

     In June 1996, the Commonwealth Government made a public offer of its remaining 50.4% shareholding in the Bank. The offer was fully subscribed. In conjunction with this offer, the Bank, pursuant to a buy-back Agreement between the Bank and the Commonwealth of Australia, agreed to buy-back 100 million shares in the Bank from the Commonwealth. The public offer and buy-back were completed on 22 July 1996.

     In connection with the public offer of the Commonwealth’s shares in 1996, transitional arrangements were implemented which provided that:

•	all demand and term deposits were to be guaranteed by the Commonwealth government for a period of three years from 19 July 1996, when the Commonwealth of Australia ceased to hold more than 50% of the total voting shares in the Bank, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and

•	all other amounts payable under a contract that was entered into before, and was outstanding at 19 July 1996, were to be guaranteed by the Commonwealth Government until their maturity.

     Under the terms of an agreement reached between the Commonwealth and the Bank, the Bank reports to the Commonwealth annually on the level and maturity profile of outstanding liabilities which are subject to the Commonwealth’s guarantees.

     The agreement also includes an undertaking from the Bank that it will not seek to extend the maturity profile of its deposit liabilities beyond that required in the normal course of business during the three years following the effective time. The liabilities of the Bank’s subsidiary Commonwealth Development Bank Limited will continue to remain guaranteed by the Commonwealth. For full details of all guarantee arrangements refer Note 26 to the Financial Statements.

     In June 2000, the Group acquired 100% of the share capital of Colonial Limited, a life insurance, banking and funds management group. Colonial had operations in Australia, New Zealand, the United Kingdom and throughout Asia and the Pacific. The Group purchased ASB Bank

Description of Business (continued)

Community Trust’s remaining 25% interest in the ASB Group in New Zealand in August 2000

Competition - Australia

     The Australian banking market is highly transparent and competitive. The banks, life companies and non-bank financial institutions compete for customer deposits, the provision of lending, funds management, life insurance and other financial services.

     In all there were 45 banking groups operating in Australia at 30 June 2003. Banks in Australia can be divided into the following categories: Australian owned banks, foreign bank subsidiaries and branches of foreign owned banks.

     Among the Australian owned banks (of which there are 13) the four largest (CBA, NAB, Westpac and ANZ) are typically referred to as Australia’s major banks. Each of the major banks offers a full range of financial products and services through branch networks across Australia.

     Of the other Australian owned banks, there are 5 regional banks. Each of these had their origins as a building society and their operations were initially largely state based. While the smaller of the regional banks have typically limited their activities to servicing customers in a particular state or region, they are now targeting interstate customers and expanding their operations across state borders. Their growth in mortgage lending has been facilitated by the proliferation of non-bank mortgage originators and brokers. The larger regional banks now operate in several states, if not nationally. Over recent years the regional banking sector has undergone substantial consolidation with several of these institutions amalgamating with other regional banks or being acquired by major banks.

     There are 12 foreign owned banks operating in Australia through a locally incorporated subsidiary. An additional 20 banks conduct operations through a foreign bank branch. While many foreign banks operating in Australia initially focussed their activities on the provision of banking services to the Australian clients of their overseas parent bank, most have now diversified their operations, offering local clients a broad range of financial products and services. Foreign bank branches in Australia are not able to offer retail deposit and transaction accounts to customers. Five foreign banks are represented in Australia by both a locally incorporated subsidiary and a branch.

     Non-bank financial intermediaries such as building societies and credit unions compete strongly in the areas of accepting deposits and residential mortgage lending, mainly for owner-occupied housing. These state-based institutions are also making headway in achieving multi-state coverage, partly encouraged by a more accommodating regulatory environment.

     A further development over recent years has been the establishment of local single branch banks collectively referred to as ‘community banks’. Under this model, the local community effectively purchases, from a regional bank, the right to operate a franchise of the bank but within the auspices of the regional bank’s banking authority. The presence of community banks has added another dimension to the competitive dynamics of the market.

     In addition, international fund managers and global investment banks are also increasing their presence in Australia.

     Changes in the financial needs of consumers, deregulation, and technology developments have also changed the mode of competition. In particular, the development of electronic delivery channels and the reduced reliance on a physical network facilitate the entry of new players from related industries, such as retailers, telecommunication companies and utilities. Technological change has provided opportunities for new entrants with differing combinations of expertise and has enabled the unbundling of the value chain.

     Another significant factor in disintermediation in Australia has been the substantial growth in funds under management, especially within the superannuation (pension funds) industry. Future growth will be underpinned by the Australian Government’s continued encouragement of long-term saving through superannuation, a mandatory superannuation guarantee levy on employers and by means of taxation concessions. This growth potential continues to attract new entrants to this market.

     The pool of capital represented by funds under management provides an alternative source of capital to bank finance for borrowers. The corporate bond market in Australia has benefited from the growth in funds under management with many of the major Australian corporates directly accessing capital markets in Australia and around the world. The Bank, in competition with numerous domestic and foreign banks, is actively involved as an originator of corporate debt in the capital markets, especially in the Euro-AUD and Euro-NZD sector, and in the creation of new financing structures including as arranger and underwriter in major infrastructure projects undertaken by the corporate sector.

Competition - New Zealand

     Like Australia, the New Zealand banking system is characterised by strong competition. The Group’s activities in New Zealand are conducted through ASB Group. Banks in New Zealand are free to compete in almost any area of financial activity. As in Australia, there is strong competition with non-bank financial institutions in the areas of funds management and the provision of insurance.

     New Zealand banking activities are led by five financial services groups, all owned by UK or Australian-based banks operating through nationwide branch networks.

     The Group’s major competitors in New Zealand are ANZ, Bank of New Zealand (a wholly-owned subsidiary of NAB), National Bank of New Zealand (a wholly-owned subsidiary of Lloyds Bank plc) and Westpac Trust (a wholly-owned subsidiary of Westpac). In addition, there are several financial institutions operating largely in the wholesale banking sector including Deutsche Bank and AMP (Australia’s largest insurance group).

     Through its wholly owned subsidiary Sovereign Group, ASB Group also competes in the New Zealand insurance and investment market, where Royal Sun Alliance and Tower Corporation are major competitors.

     Following the acquisition of Colonial Ltd in June 2000, the Group’s retail operations were extended into the United Kingdom, numerous Asian markets and the Fiji Islands; in these markets, the Bank competes directly with established providers.

Employees

     The Group currently employs approximately 35,800 employees on a full-time basis. June 2000 saw the addition of approximately 8,500 full-time equivalent staff as a result of the Colonial acquisition. Allowing for this, between 30 June 1998 and 30 June 2003 employee numbers have decreased by approximately 3,600 measured on a full-time equivalent basis.

     2002 Enterprise Bargaining Agreements (EBAs).

     The Bank’s five 2002 EBAs with the Financial Services Union (FSU) certified in May 2002 continue covering award staff in RBS, Direct Banking and Business Units falling under the scope of the Core EBA. All EBAs will expire on 2 April 2004.

     Some of the key EBA items for 2003 include:

•	4%pa outcome with super choice. The 2002 EBAs provided for a 4% increase in salaries in 2003. Staff elected for the option of a 4% increase entirely as salary, or 3% as salary and an additional 1% as a credit to their superannuation account.

Description of Business (continued)

•	Pay increase July 2003. The increase in 2003 was paid on or about 1 July. A lump sum based on the 4% salary increase was also paid to cover the 6-week period between 1 July and 17 May 2003 – the date when the second increase was originally to be paid.

•	The Bank and the FSU accept the principle of annual salary adjustment on 1 July of each year for Award employees in future EBAs.

•	The new EBAs will continue to offer, where appropriate, an Australian Workplace Agreement (AWA), or other forms of individual contract as an alternative to the new EBA. Overall, the number of AWAs signed as of 30 June 2003 is in excess of 7000.

     In addition to the above, the Bank’s 1,160 executive staff and over 2,270 specialists are on contract arrangements.

     Job Evaluation - CBA Award Variation and Unregistered Job Evaluation Agreement:

     In June-July 2002 by consent with the FSU the CBA Employee Award 1999 was varied to insert award descriptors at each of the 11 grades to provide greater clarity in the sense of how employees are actually evaluated or positioned into that classification structure. Sitting alongside the Award the FSU and CBA negotiated an unregistered agreement, which documents various consultation and process matters agreed between the Bank and the FSU, which relate to sizing and positioning of Award graded roles.

     Leadership:

     The Group is committed to the ongoing application of our leadership model and principles. The Effective leadership program continues to be provided to the leaders of the organisation with the curriculum expanded to further support the various systems that have been implemented.

     The Bank-wide workplace survey, conducted annually, is used to monitor and measure our leadership performance over time. The survey allows us to benchmark our results both externally and internally. The survey was conducted in May 2003 and achieved a response rate of 82%. The result for the Group this year was at the 74th percentile of Gallup’s international database, up from the 69th percentile, last year.

Financial System Regulation

     Australia has by international standards a high quality system of financial regulation. Following a comprehensive inquiry into the Australian financial system (the ‘Wallis Inquiry’), the Australian Government introduced a new framework for regulating the financial system. The previous framework, which applied regulations according to the type of institution being regulated, resulted in similar products being regulated differently. The new functional approach regulates products consistently regardless of the particular type of institutions providing them.

     Since July 1998, the new regulatory arrangements have comprised four separate agencies: The Reserve Bank of Australia, the Australian Prudential Regulation Authority, the Australian Securities and Investments Commission and the Australian Competition and Consumer Commission. Each of these agencies has system wide responsibilities for the different objectives of government oversight of the financial system. A description of these agencies and their general responsibilities and functions is set out below.

     Reserve Bank of Australia (RBA) - is responsible for monetary policy, financial system stability and regulation of the payments system.

     Australian Prudential Regulation Authority (APRA) – has comprehensive powers to regulate prudentially banks and other deposit-taking institutions, insurance companies and superannuation (pension funds). Unless an institution is authorised under the Banking Act 1959 or exempted by APRA, it is prohibited from engaging in the general business of deposit-taking.

     Australian Securities and Investments Commission (ASIC) – has responsibility for market conduct, consumer protection and corporate regulation functions across the financial system including for investment, insurance and superannuation products and the providers of these products.

     Australian Competition and Consumer Commission (ACCC) – has responsibility for competition policy and consumer protection across all sectors of the economy.

     Consistent with its functional approach to regulation, the Wallis Inquiry proposed a single licensing regime for financial sales, advice and dealings in relation to financial products, consistent and comparable financial product disclosure and a single authorisation procedure for financial exchanges and clearing and settlement facilities. The Financial Services Reform Act 2001 enacted these proposals and when it comes into force in March 2004 should facilitate innovation and promote business while at the same time ensuring adequate levels of consumer protection and market integrity.

     The Government is expected to pass into law this year a package of proposals (known as CLERP 9) dealing with audit regulation and corporate disclosure designed to ensure Australia has an effective regulatory and disclosure framework that provides the structures and incentives for a fully informed market.

Supervisory Arrangements

     The Bank is an authorised deposit-taking institution under the Banking Act and is subject to prudential regulation by APRA as a bank.

     In carrying out its prudential responsibilities, APRA closely monitors the operations of banks to ensure that they operate within the prudential framework it has laid down and that they follow sound management practices.

     APRA currently supervises banks by a system of off-site examination. It closely monitors the operations of banks through the collection of regular statistical returns and regular prudential consultations with each bank’s management. APRA also conducts a program of specialised on-site visits to assess the adequacy of individual banks’ systems for identifying, measuring and controlling risks associated with the conduct of these activities.

     In addition, APRA has established arrangements under which each bank’s external auditor reports to APRA regarding observance of prudential standards and other supervisory requirements.

     The prudential framework applied by APRA is embodied in a series of prudential standards including:

     Capital Adequacy

     Under APRA capital adequacy guidelines, Australian banks are required to maintain a ratio of capital (comprising Tier 1 and Tier 2 capital components) to risk weighted assets of at least 8%, of which at least half must be Tier 1 capital. These guidelines are generally consistent with those agreed upon by the Basel Committee on Banking Supervision. From 1 July 2003, a new Level 3 capital requirement (prescribed by APRA) is being introduced for conglomerate groups. For information on the capital position of the Bank, see Note 31 Capital Adequacy.

     Funding and Liquidity

     APRA exercises liquidity control by requiring each bank to develop a liquidity management strategy that is appropriate for itself. Each policy is formally approved by APRA. A key element of the Group’s liquidity policy is the holding of a stock of high quality liquid assets to meet day to day fluctuations in liquidity. The liquid assets held are assets that are available for repurchase by the RBA (over and above those required to meet the Real Time Gross Settlement (RTGS) obligations, AUD CDs/Bills of other banks and AUD overnight interbank loans). More detailed comments on the Group’s liquidity and funding risks are provided in Note 39.

Description of Business (continued)

     Large Credit Exposures

     APRA requires banks to ensure that, other than in exceptional circumstances, individual credit exposures to non-bank, non-government clients do not exceed 25% of the capital base (prior to 1/7/03 the limit was 30%). Exposure to authorised deposit taking institutions (ADIs) is not to exceed 50% of the capital base. Prior notification must be given to APRA if a bank intends to exceed these limits. For information on the Bank’s large exposures refer to Note 14 to the Financial Statements.

     Ownership and Control

     In pursuit of transparency and risk minimisation, the Financial Sector (Shareholding) Act 1998 embodies the principle that regulated financial institutions should maintain widespread ownership. The Act applies a common 15% shareholding limit for authorised deposit taking institutions, insurance companies and their holding companies. The Treasurer has the power to approve acquisitions exceeding 15% where this is in the national interest, taking into account advice from the Australian Competition and Consumer Commission in relation to competition considerations and APRA on prudential matters. The Treasurer may also delegate approval powers to APRA where one financial institution seeks to acquire another.

     The Government’s present policy is that mergers among the four major banks will not be permitted until the Government is satisfied that competition from new and established participants in the financial industry, particularly in respect of small business lending, has increased sufficiently.

     Proposals for foreign acquisition of Australian banks are subject to approval by the Treasurer under the Foreign Acquisitions and Takeovers Act 1975.

     Banks’ Association With Non-Banks

     There are formal guidelines (including maximum exposure limits applicable from 1/7/03) that control investments and dealings with subsidiaries and associates. A bank’s equity associations with other institutions should normally be in the field of finance. APRA has expressed an unwillingness to allow subsidiaries of a bank to exceed a size which would endanger the stability of the parent. No bank can enter into any agreements or arrangements for the sale or disposal of its business, or effect a reconstruction or carry on business in partnership with another bank, without the consent of the Commonwealth Treasurer.

     Supervision of Non-Bank Group Entities

     The life insurance company and general insurance company subsidiaries of the group also come within the supervisory purview of APRA.

     APRA’s prudential supervision of both life insurance and general insurance companies is exercised through the setting of minimum standards for solvency and financial strength to ensure obligations to policyholders can be met.

     General insurance companies are subject to prudential standards covering capital adequacy, liability valuation, risk management and reinsurance arrangements.

     The financial condition of life insurance companies is monitored through regular financial reporting, lodgment of audited accounts and supervisory inspections. Compliance with APRA regulation for general insurance companies is monitored through regular returns and lodgment of an audited annual return.

     New Zealand Supervision

     In New Zealand, our operations are supervised by the Reserve Bank of New Zealand. The framework of supervision includes monitoring financial performance, large exposures, individual country exposures and capital adequacy. Like Australia, the Reserve Bank of New Zealand capital adequacy guidelines are generally in line with the Basle Committee on Banking Regulation and Supervisory Practices.

     United States Supervision

     Our New York branch is licensed and supervised as a federal branch by the Office of the Comptroller of the Currency, or the Comptroller. In general, such a branch can exercise the same rights and privileges, and is subject to the same restrictions, as would apply to a US national bank at the same location. As a foreign bank in the United States, however, our New York branch may not take domestic retail deposits and its deposits are not insured by the Federal Deposit Insurance Corporation.

     The Comptroller can examine and supervise the activities of the Bank at its New York branch. Such examination authority may include annual assessments on the operations of the Bank to fund Comptroller’s operations. In addition, the Bank is required to maintain certain liquid assets on deposit and pledged to the Comptroller based on the amount of branch assets of the Bank in New York. Furthermore, the Bank is subject to supervisory guidance based on examinations at its New York branch and the examiners’ assessment of risk management, operational controls, compliance and asset quality of the Bank’s New York branch. The Bank may also be subject to prudential guidance regarding the amount of US deposited funds it may repatriate to Australia for funding of the entirety of the Bank.

     Under the International Banking Act of 1978, or IBA, all the operations of the Bank in the United States are also subject to supervision and regulation as a bank holding company by the Board of Governors of the Federal Reserve System, or Federal Reserve. Under the IBA, the Bank may not open any branch, agency or representative office in the United States, or acquire more than 5% of the voting stock of any United States bank or bank holding company, without the prior approval of Federal Reserve. In addition, it would be required to obtain the prior approval of the Federal Reserve to engage in non-banking activities in the United States or to acquire more than 5% of the voting stock of any company that is engaged in non-banking activities in the United States. With certain exceptions, the Federal Reserve can only approve applications involving activities it had previously determined, by regulation or order, are so closely related to banking as to be properly incident thereto.

Transaction Taxes

     Financial Institutions Duty (‘FID’) was abolished on 1 July 2001, with an estimated saving of $205 million per year, passed on to customers as reduced fees. The Group saves approximately $8 million per year on FID on its own income. State and Territory debits taxes are scheduled to be abolished from 1 July 2005. NSW has unilaterally abolished debits tax from 1 January 2002. Debits taxes are passed on to customers as fees.

Legal Proceedings

     Neither the Commonwealth Bank nor any of its controlled entities is engaged in any litigation or claim which is likely to have a materially adverse effect on the business, financial condition or operating results of the Group. Where a material loss is probable an appropriate provision has been made.

Chairman’s Statement

     Set forth below is the Chairman’s Statement on the overview of the business as taken from the Bank’s Annual Report to shareholders.

     The 2003 financial year was characterised by continuing global uncertainty, but this was offset for us by the continuing strong performance of the Australian economy. A buoyant housing sector combined with modest business growth helped to produce very satisfactory results in the banking business. Global and domestic equity markets displayed a high degree of volatility and negative returns for most of the period, which made for quite difficult trading conditions in the insurance and funds management part of our business. During the year, the Bank also responded to its rural customers to help them manage their finances during one of the worst droughts in Australia’s history.

     These external conditions highlight the importance to the Bank of a strong franchise, backed by a diversified business portfolio and supported by strong systems of corporate governance, which I described at some length in last year’s report.

     The Commonwealth Bank’s statutory net profit after tax for the year ended 30 June 2003 was $2,012 million, a decrease of 24% on the prior financial year. Net profit from ordinary activities (‘cash basis’) was $2,579 million, an increase of 3% on the prior financial year, after charging against the profit restructuring costs of $214 million and $45 million representing the cost for two years of grants of shares to employees under the employee share plan. The difference between statutory and cash profit comprises two non-cash items; the amortisation of goodwill and an adjustment to the appraisal value of the life and funds management businesses.

     Growth in cash profit was driven by a strong performance from the banking business and an improved performance from the life insurance business, partly offset by a reduction in the funds management result for the year. Total operating expenses for comparable businesses remained relatively stable compared with the prior year. For more information on the Company’s financial performance, please refer to the Financial Highlights on pages 6 to 12 and Business Analysis on pages 18 to 35.

     A final dividend of 85 cents per share fully franked will be paid on 8 October, 2003 bringing the total dividend for the year to 154 cent’s per share. For the past eleven years, the Bank has increased each interim and final dividend above those paid in the preceding year. The Company’s ability to increase the dividend on each occasion confirms the maintenance of the underlying momentum of the operations of the business.

     Earlier this year I wrote to shareholders in the light of some misinformation circulating in the media about the Bank’s acquisition of Colonial Limited and the nature of the payment to a former executive. Although conditions in the wealth management industry have been difficult over the last couple of years because of the correction in share prices and the volatility in stock markets, your Board continues to believe that this acquisition was the correct strategy for the Bank to have adopted.

     Because of demographic factors and the greater reliance of the community on superannuation and retirement savings, your Board believes that the wealth management business will grow at a faster rate than conventional banking business in the years ahead. It was this factor that contributed to the decision to grow this part of the Bank’s business more quickly by adding Colonial’s wealth management business to that which had already been developed by the Bank. The Commonwealth Bank has a distribution system within the financial services system second to none and on which we are confident we can build our business in wealth management in concert with the other financial services we provide.

     Colonial was acquired by the Bank issuing shares to a value of $9.12 billion in 2000. The value ascribed to the wealth management businesses was $4.47 billion and the remaining $4.65 billion represented the rest of Colonial’s entities, the principal one being Colonial State Bank. Colonial’s banking businesses, comprising the bank and the banking service subsidiaries, were integrated successfully into the Commonwealth Bank’s banking business. The expected synergy benefits of $450 million per annum, which were mostly banking related, were fully realised and in a shorter time frame than projected, making this a very satisfactory transaction for the Commonwealth Bank and its shareholders.

     The value of our wealth management businesses have also increased in value since we acquired Colonial Limited. At the date of acquisition these businesses were valued in the accounts at $6.736 billion, comprising $4.472 billion for the acquired businesses, $1.978 billion for our existing wealth management subsidiaries in Australia and $286 million for the ASB Sovereign business in New Zealand. The value of these businesses in the accounts at 30 June 2003 was $8.546 billion. The increase in value of $1.810 billion comprises retained profits in the business, changes to Assessed Value through acquisitions and divestments and changes in net tangible assets since 30 June 2000 of $772 million and a net increase in Assessed Value taken to profit of $1.038 billion since that date.

     The current accounting standards require the Bank, with the advice of competent actuaries, to make an assessment of the value of the wealth management business based on assumptions of future activity and to bring this into the profit statement at each half year. In the period from 30 June 2000 to 30 June 2002 there was an uplift in this valuation of $1.283 billion. In the first half of the financial year on which we are reporting there was a reduction in the valuation of $426 million and an increase of $181 million in the second half of the year making a net reduction in the year of $245 million. The net result is that this represents an increase of $1.038 billion since we trebled our investment in wealth management by the acquisition of Colonial.

     The Assessed Value declined in the past year in a period when many portfolios have fallen in value, largely as a result of the correction that occurred in world stock markets, and when members of superannuation funds have experienced adverse outcomes in relation to their savings. It is not totally surprising that wealth management businesses would share a similar experience. But the Bank is in this business for the long term because of the demographic factors which are likely to cause wealth management businesses to grow strongly in the period ahead. We recognise that there are other factors that will continue to cause volatility in share markets and to see returns reflect this volatility. Overall, however, we expect the net result to be positive.

Chairman’s Statement (continued)

Involvement in this part of the financial services industry is considered by your Board to be an area where we can confidently create value for you, our shareholder.

Outlook

     Although reasonably resilient, the Australian economy remains dependent on recovery in the United States. While there have been some positive signs, there are potential significant financial imbalances arising from the US current account and fiscal deficits.

     The Australian financial services industry remains highly competitive, operating in an environment of reducing margins with the likelihood of slowing credit growth. Notwithstanding this, the longer-term outlook for the banking, insurance and wealth management sectors is for continuing growth.

     Customers will need more convenient and informed access to financial services, through wealth management advice, products to respond to the aging of the population and personalised banking services for payments, savings and investments. The Board and management of the Bank have been focussing on how the Bank needs to respond in this environment.

     Having acquired Colonial and added significant value, the Bank is extremely well positioned to meet the challenges ahead and to benefit from scale, breadth of services, and the strength of its proprietary distribution system. However, there needs to be a major transformational change to deliver the outstanding service levels, with enhanced staff engagement and simple and efficient processes required to be more competitive.

     The Bank believes that it has relatively more to gain from such a change and announced on 19 September 2003, details of the strategies, proposed investments, expected outcomes and implementation milestones of a program to achieve these goals.

     The Board is committed to achieving sustainable growth in all the Bank’s businesses and in growing sustainable and reliable returns for all shareholders, and to this end, the Bank intends to maintain its high dividend payout ratio relative to its peers.

     The Bank’s outlook statement was further articulated by the Chairman, Mr John Ralph, at the Bank’s Annual General Meeting held on 31 October 2003 as follows:

     “The result for the first quarter already reflects the initiatives we implemented last year to improve the Bank’s future performance. Credit growth has been strong, particularly in the housing sector. This, together with deposit growth, which is well above expectations, will drive continuing good performance in banking. In wealth management, investment returns have continued to be strong and both insurance premium income and total funds under management have increased over the quarter. As a consequence, the first quarter’s performance has been good.

     If current market conditions continue for the remainder of this half year, growth in underlying cash earnings could be sufficient to offset transformation costs incurred in the half year.

     At this stage, there appears to be sufficient momentum in the economy to support solid underlying earnings growth for the full year, although the rate of growth may moderate in the second half.”

     The Bank will add back the non-recurring transformation charges, in considering the amount to be distributed as dividends to shareholders. Consequently, we expect to be able to continue the uninterrupted pattern of increased dividends that we have been able to deliver since privatisation.

Corporate Governance

Board of Directors

Charter

     The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:

•	The corporate governance of the Bank, including the establishment of Committees;

•	Oversight of the business and affairs of the Bank by:

–	establishing, with management, the strategies and financial objectives;

–	approving major corporate initiatives;

–	establishing appropriate systems of risk management; and

–	monitoring the performance of management;

•	Communicating with shareholders and the community, results of, and developments in, the operations of the Bank;

•	Appointment of the Chief Executive Officer; and

•	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.

     There is in place a comprehensive set of management delegations to allow management to carry on the business of the Bank.

Composition

     There are currently 12 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors report.

     Membership of the Board and Committees is set out below:

COMMITTEE MEMBERSHIP

DIRECTOR	BOARD MEMBERSHIP		Nominations	Remuneration	Audit	Risk

J T Ralph, AC	Non-executive, Independent	Chairman	Chairman	Chairman		Chairman

J M Schubert	Non-executive, Independent	Deputy Chairman	Member		Chairman

D V Murray	Executive	Chief Executive Officer				Member

N R Adler, AO	Non-executive, Independent				Member

R J Clairs, AO	Non-executive, Independent			Member

A B Daniels, OAM	Non-executive, Independent			Member

C R Galbraith, AM	Non-executive, Independent					Member

S C Kay	Non-executive, Independent					Member

W G Kent, AO	Non-executive, Independent					Member

F D Ryan	Non-executive, Independent				Member

F J Swan	Non-executive, Independent		Member			Member

B K Ward	Non-executive, Independent				Member

     Ms S C Kay was appointed as a non-executive Director on 5 March 2003. In accordance with the Bank’s Constitution and the ASX Listing Rules, she will stand for election at the Annual General Meeting to be held on 31 October 2003.

     The Constitution of the Bank specifies that –

•	The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;

•	The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board have determined that for the time being, the number of directors shall be 12; and

•	At each Annual General Meeting one-third of Directors (other than the chief executive officer) shall retire from office and may stand for re-election.

     The Board have established a policy that, with a phasing in provision for existing Directors, the term of directors’ appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years). Directors do not stand for re-election after attaining the age of 70.

Corporate Governance (continued)

Independence

     The Board regularly assesses the independence of each Director. For this purpose an independent Director is a non-executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of unfettered and independent judgment.

     In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank’s policies.

     Each Director may from time to time have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out in the Directors’ Report and on the Bank’s website. Full details of related party dealings are set out in Note 44 to the Company’s accounts as required by law.

     All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board have taken into account (in addition to the matters set out above):

•	The specific disclosures made by each Director as referred to above;

•	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;

•	That no Director is, or has been associated directly with, a substantial shareholder of the Bank;

•	That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;

•	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and

•	That no non-executive Director personally carries on any role for the Bank otherwise than as a Director of the Bank.

     The Bank does not consider that term of service on the Board is a factor affecting a Director’s ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board have established a policy limiting Directors’ tenures to ensure that skill sets remain appropriate in a dynamic industry.

Education

     Directors participate in an induction programme upon appointment and in a refresher programme on a regular basis. The Board have established a programme of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank’s operations.

Review

     The Board have in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every 2 years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review includes an assessment of the performance of each Director.

     After consideration of the results of the performance assessment, the Board will determine its endorsement of the Directors to stand for re-election at the next Annual General Meeting.

     The non-executive Directors meet at least annually, without management, in a forum intended to allow for an open discussion on Board and management performance. This is in addition to the consideration of the Chief Executive Officer’s performance and remuneration which is conducted by the Board in the absence of the Chief Executive Officer.

     The Chairman meets annually with the senior executive team to discuss with them the Board’s performance and level of involvement from their perspective.

Selection of Directors

     The Nominations Committee have developed a set of criteria for director appointments which have been adopted by the Board. The criteria set the objective of the Board as being as effective, and preferably more effective than the best boards in the comparable peer group. These criteria, which are reviewed annually, ensure that any new appointee is able to contribute to the ongoing effectiveness of the Board, have the ability to exercise sound business judgment, to think strategically and have demonstrated leadership experience, high levels of professional skill and appropriate personal qualities.

     The Committee regularly reviews the skill base and experience of existing Directors to enable identification of attributes required in new Directors.

     An executive search firm is engaged to identify potential candidates based on the identified criteria.

     Candidates for appointment as Directors are considered by the Nominations Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of shareholders.

     On appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment.

Policies

     Board policies relevant to the composition and functions of Directors include:

•	The Board will consist of a majority of independent non-executive Directors and the membership of the Nominations, Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors.

•	The Chairman will be an independent non-executive Director who should also chair the Nominations, Remuneration and Risk Committees. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman.

•	The Board will generally meet monthly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board

Corporate Governance (continued)

meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually.

•	The Board have an agreed policy on the circumstances in which Directors are entitled to obtain access to company documents and information and to meet with management.

•	The Bank have in place a procedure whereby, after appropriate consultation, directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as directors. The policy of the Bank provides that any such advice is made available to all Directors.

Ethical Standards

     Conflicts of Interest

     In accordance with the Constitution and the Corporations Act 2001, Directors disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001 any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter.

     Share Trading

     The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.

     The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. These periods include between 3 and 30 days after the announcement of half yearly and final results and from 3 days after release of the annual report until 30 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.

     In addition, Bank policy prohibits:

•	For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and

•	For executives, any trading (including hedging) in positions prior to vesting of shares or options.

Remuneration Arrangements

     Remuneration Committee

     The Board have established a Remuneration Committee to:

•	Consider changes in remuneration policy likely to have a material impact on the Group;

•	Consider senior executive appointments;

•	Determine remuneration for senior management; and

•	Be informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Group.

     The policy of the Board is that the Committee shall consist entirely of independent non-executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

     The Committee have an established work plan which allows it to review all major human resource policies, strategies and outcomes.

     Director Remuneration

     The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided between the directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. The latest determination was at the Annual General Meeting held on 28 October 1999 when shareholders approved an aggregate remuneration of $1,500,000 per year. The Nominations Committee reviews the fees payable to non-executive Directors. Details of individual Directors’ remuneration are set out in Note 45. Directors’ fees do not incorporate any bonus or incentive element.

     In August 2000, the Board approved the introduction of the Non-Executive Directors’ Share Plan which requires the acquisition of shares by non-executive Directors at market price through the mandatory application of 20% of their annual fees. Details of this Plan were set out in the Notice of Meeting to the 2000 Annual General Meeting.

     In July 2002, the Board discontinued the retirement scheme which provided for benefits to be paid to non-executive Directors. The terms of this scheme, which were approved by shareholders at the 1997 Annual General Meeting, allowed for a benefit on a pro rata basis to a maximum of four years’ total emoluments after 12 years’ service. The entitlements of the non-executive Directors at the time of discontinuance will not be affected but no new members after that time will be admitted to the scheme.

     Chief Executive Officer Remuneration

     The remuneration of Mr Murray (Chief Executive Officer) is fixed by the Board, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001, with remuneration subject to review, from time to time, by the Board.

     Executive Remuneration

     The Group’s Policy in respect of executives is that:

•	Remuneration will be competitively set so that the Group can attract, motivate and retain high calibre local and international executive staff;

•	Remuneration will incorporate, to a significant degree, variable pay for performance elements, both short term and long term focused as appropriate, which will:

–	reward executives for Group, business unit and individual performance against appropriate benchmarks and targets;

–	align the interests of executives with those of shareholders;

–	link executive reward with the strategic goals and performance of the Group; and

–	ensure total remuneration is competitive by market standards.

•	Remuneration will be reviewed annually by the Remuneration Committee through a process that considers Group, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices;

Corporate Governance (continued)

•	Remuneration systems will complement and reinforce the Group’s leadership and succession planning systems; and

•	Remuneration and terms and conditions of employment will be specified in an individual contract of employment and signed by the executive and the Bank. The relationship of remuneration, potential short term incentive and long term incentive payments is established for each level of executive management by the Remuneration Committee. For managers within the Bank potential incentive payments as a proportion of total potential remuneration increases with level in the organisation. The structure for some specialists differs from that which applies generally to executive management.

     Incentive payments for executives, including the Chief Executive Officer, are related to performance. Short term incentives actually paid depend on the extent to which operating targets set at the beginning of the financial year are achieved. Half of the short term incentive earned is paid in cash and the balance in two instalments at yearly intervals in shares. These instalments are only paid if the Executive is still in the employ of the Bank on the relevant dates.

     Vesting of options and shares allocated under the long term incentive plan is directly related to shareholder value, measured by Total Shareholder Return over a minimum 3 year period, which requires the return to be equal to or higher than the average return of peer institutions for vesting to occur.

     As approved by the shareholders at the 2000 Annual General Meeting, vesting of options and restricted shares allocated to executives is dependent on the Bank meeting the performance hurdles in the plan.

     The Bank has restructured its long-term executive incentive plan, effective from the beginning of the 2003 financial year. Previously half the value of long term incentive benefits under the shareholder approved Bank’s Equity Reward Plan were paid in options, valued on the Black-Scholes method, and the other half in Performance shares valued at market price at the date of allocation. These options and shares only vest to the executive provided the prescribed performance hurdles are met. From the beginning of the 2003 financial year options have been eliminated from the remuneration package of executives and the total value of the long term incentives allocated under the Equity Reward Plan from that date is in the form of Reward shares.

     A further change introduced is that whereas previously allocated options and shares vested upon the average Total Shareholder Return of peer institutions being exceeded, a sliding scale has been introduced so that 50% of allocated shares vest if the Bank’s TSR is equal to the average return, 75% vest at the 67th percentile in the index and 100% when the return exceeds the 75th percentile, ie. when the Bank’s return is in the top quartile.

     Options and shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met or they lapse.

     Currently, restricted shares purchased on market to satisfy incentives earned by executives are charged against profit and loss as are incentives paid in cash and in deferred shares. As from the beginning of the 2003 financial year, total remuneration, which includes the full cost of the plan and also the distribution of shares to employees under the ESAP, have been expensed against profits.

     Details of the remuneration paid to the Chief Executive Officer and the five highest paid other members of the senior executive team who were officers of the Bank at 30 June 2003 are set out in Note 46.

Audit Arrangements

     Audit Committee

     The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:

•	The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee.

•	At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management.

•	The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor.

•	The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management.

•	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board.

•	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Blue Ribbon Committee of the SEC of the USA. In carrying out these functions, the Committee:

•	Reviews the financial statements and reports of the Group;

•	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;

•	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and

•	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.

     In addition, the Committee ratifies the Group’s operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee. A range of insurance policies maintained by the Group mitigates some operational risks.

Corporate Governance (continued)

     The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:

•	The financial statements and their conformity with accounting standards, other mandatory reporting requirements and statutory requirements; and

•	The quality of the accounting policies applied and any other significant judgments made.

     The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.

     Non-Audit Services

     The Board have in place policies and procedures governing the nature of non-audit services which can and cannot be undertaken by the Bank’s Auditors for the Bank or its subsidiaries. These policies and procedures incorporate approval by the Audit Committee of all non-audit services. The objective of this policy is to avoid prejudicing the independence of the Auditors and to prevent their developing undue reliance on revenue from the Bank.

     The policy ensures that the Auditor does not:

•	Assume the role of management;

•	Become an advocate for their client; or

•	Audit their own professional expertise.

     Under the policy, the Auditor shall not provide the following services:

•	Bookkeeping or services relating to accounting records;

•	Appraisal or valuation and fairness opinions;

•	Advice on deal structuring and related documentation

•	Tax planning and strategic advice;

•	Actuarial advisory services;

•	Executive recruitment or extensive human resource functions;

•	Acting as a broker-dealer, promoter or underwriter; or

•	Provision of legal services.

     For non-audit services that are not expressly prohibited, the following Audit Committee approval processes apply:

•	Pre-approved - the Audit Committee have pre-approved certain types of services that do not impair Auditor independence up to a limit of $250,000 per engagement; and

•	Specific approval - all other services, including pre-approved services exceeding $250,000, require specific formal approval by the Audit Committee, or a member thereof under delegation, before the Auditor may be engaged.

     Non-audit services are defined as any service provided by the external Auditor under engagement with the Bank outside the scope of the external audit. The scope of the external audit is outlined in the Bank’s annual audit engagement letter.

     The Bank currently requires that the partner managing the audit for the external Auditor be changed within a period of five years.

     Auditor

     Ernst & Young was appointed as the Auditor of the Bank at the 1996 Annual General Meeting and continues in that office.

     The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive in consultation with the Audit Committee.

Risk Management

     Risk Committee

     The Risk Committee oversees credit and market risks assumed by the Bank in the course of carrying on its business.

     The Committee considers the Group’s credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group’s risk/return expectations. In addition, the Committee reviews the Group’s credit portfolios and recommendations by management for provisioning for bad and doubtful debts.

     The Committee approves risk management policies and procedures for market, funding and liquidity risks incurred or likely to be incurred in the Group’s business. The Committee reviews progress in implementing management procedures and identifying new areas of exposure relating to market, funding and liquidity risk.

     Framework

     The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.

     A full description of the functions of the framework and the nature of the risks is set out in the section of the Annual Report entitled Integrated Risk Management and in Notes 14 and 39 to the Financial Statements.

Nominations Committee

     The Nominations Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non executive directors and that the Chairman of the Bank shall be Chairman of the Committee. The Chief Executive Officer attends the meeting by invitation.

     In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.

Continuous Disclosure

     The Corporations Act 2001 and the ASX Listing Rules require that a company disclose to the market matters which could be expected to have a material effect on the price or value of the company’s securities. Management processes are in place throughout the Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX have confirmed its release to the market.

Corporate Governance (continued)

Ethical Policies

     Values Statement

     The Bank demands the highest standards of honesty and loyalty from all its people and strong governance within the Bank.

     Our values statement – “trust, honesty and integrity” - reflects this standard.

     Statement of Professional Practice

     The Bank have adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees including:

•	To act properly and efficiently in pursuing the objectives of the Bank;

•	To avoid situations which may give rise to a conflict of interests;

•	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;

•	To maintain confidentiality in the affairs of the Bank and its customers; and

•	To be absolutely honest in all professional activities.

     These standards are regularly communicated to staff. In addition, the Bank have established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.

Our People

     The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining the best staff and consequently, being in a position to provide good service to our customers.

     There are various policies and systems in place to enable achievement of these goals, including :

•	Fair Treatment Review systems;

•	Equal Employment Opportunity policy;

•	Occupational Health and Safety Systems;

•	Recruitment and selection policies;

•	Performance feedback and review processes;

•	Career assessment and succession planning;

•	Employee Share Plan; and

•	Supporting Professional Development.

Behaviour Issues

     The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous if they wish for reporting of these matters.

     The policy has been extended to include reporting of auditing and accounting issues which will be reported directly to the Chief Compliance Officer. The Chief Compliance Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.

Governance Philosophy

     The Board have consistently placed great importance on the governance of the Bank, which it believes is vital to the well-being of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risk-taking activities which are the basis of its business.

US Sarbanes-Oxley Act

     On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (the “SOX Act”), was enacted. By its terms, this Act applies to the Group because it has certain securities registered with the US Securities and Exchange Commission (“SEC”) under the US Securities Exchange Act of 1934 (the “Exchange Act”).

     Under the Exchange Act, the Bank files periodic reports with the SEC, including an annual report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC have adopted rules requiring that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the annual report on Form 20-F.

     The SOX Act also prohibits an issuer from extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of the Group, unless one of the limited exceptions is available. Loans maintained by the Group before 30 July 2002 are exempt so long as there is no material modification to any term of the extension of credit or any renewal of the extension of credit.

     The Group will also be required to disclose in its annual report on Form 20-F for the 2004 financial year, whether it has adopted a written code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

     Evaluation of disclosure controls and procedures

     Based on their evaluation as of the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures referred to in paragraph 4(c) of their certifications included as Exhibit 12 to this annual financial report (the Certifications) were effective.

     Changes in internal control over financial reporting

     During the period covered by this report, we have not made any change to our internal control over financial reporting (as referred to in paragraph 4(d) of the Certifications) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Directors’ Details

     The names of the Directors holding office during the financial year and until the date of this report are set out below together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.

John T Ralph, AC, Chairman

Mr Ralph has been a member of the Board since 1985 and Chairman since 1999. He is also Chairman of the Risk, Remuneration and Nominations Committees. He is a Fellow of the Australian Society of Certified Practising Accountants and has over fifty years’ experience in the mining and finance industries.

Deputy Chairman: Telstra Corporation Limited.

Other Interests: Melbourne Business School (Board of Management), Australian Foundation for Science (Chairman), Australian Institute of Company Directors (Fellow), Australian Institute of Management (Fellow), Academy of Technological Science and Engineering (Fellow) and member of the Council of Xavier College, Melbourne.

Mr Ralph is a resident of Victoria. Age 70.

John M Schubert, Deputy Chairman

Dr Schubert has been a member of the Board since 1991 and is Chairman of the Audit Committee and a member of the Nominations Committee. He holds a Bachelor Degree and PhD in Chemical Engineering and has experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited.

Chairman: Worley Limited Advisory Board and G2 Therapies Limited.

Director: BHP Billiton Limited, BHP Billiton plc, Qantas Airways Limited and Australian Graduate School of Management Ltd.

Other Interests: Business Council of Australia (President), Academy of Technological Science and Engineering (Fellow), Salvation Army Territorial Headquarters & Sydney Advisory Board (Member). He is also a Director of the Great Barrier Reef Research Foundation and a Director and a Member of the AGSM Consulting Ltd.

Dr Schubert is a resident of New South Wales. Age 60.

David V Murray, Managing Director and Chief Executive Officer

Mr Murray has been a member of the Board and Chief Executive Officer since June 1992. He holds a Bachelor of Business, Master of Business Administration, an honorary Phd from Macquarie University and has thirty seven years’ experience in banking. Mr Murray is a member of the Risk Committee.

Director: Tara Anglican School for Girls Foundation Limited.

Other Interests: International Monetary Conference (Member), Asian Bankers’ Association (Member), Australian Bankers’ Association (Member), Asian Pacific Bankers’ Club (Member), Business Council of Australia (Member), General Motors Australian Advisory Council (Member), and the Financial Sector Advisory Council (Member).

Mr Murray is a resident of New South Wales. Age 54.

N R (Ross) Adler, AO

Mr Adler has been a member of the Board since 1990 and is a member of the Audit Committee. He holds a Bachelor of Commerce and a Master of Business Administration. He has experience in various commercial enterprises, more recently in the oil and gas and chemical trading industries.

Chairman: Austrade and Amtrade International Pty Ltd.

Director: Australian Institute of Commercialisation Ltd, AWL Enterprises Pty Ltd and Liberal Club Ltd.

Member: Advisory Council of Equity and Advisory Limited.

Other Interests: Adelaide Festival (Chairman), University of Adelaide (Council Member and Chairman of the Finance Committee) and Vice President and Executive Member of the Australian Japan Business Co-operation Committee.

Mr Adler is a resident of South Australia. Age 58.

Reg J Clairs, AO

Mr Clairs has been a member of the Board since 1 March 1999 and is a member of the Remuneration Committee. As the former Chief Executive Officer of Woolworths Limited, he had thirty three years’ experience in retailing, branding and customer service.

Chairman: Agri Chain Solutions Ltd.

Director: David Jones Ltd, and National Australia Day Council.

Other Interests: Member of the Institute of Company Directors.

Mr Clairs is a resident of Queensland. Age 65

A B (Tony) Daniels, OAM

Mr Daniels has been a member of the Board since March 2000 and is a member of the Remuneration Committee. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. He has also worked with government in superannuation, competition policy and export facilitation.

Director: Australian Gas Light Company, Orica Limited, and O’Connell St Associates.

Directors’ Details (continued)

Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Daniels is a resident of New South Wales. Age 68.

Colin R Galbraith, AM

Mr Galbraith has been a member of the Board since June 2000. He was previously a Director of Colonial Limited, appointed 1996. He is a partner of Allens Arthur Robinson, Lawyers.

Chairman: BHP Billiton Community Trust.

Director: GasNet Australia Group and OneSteel Limited.

Other Interests: Secretary of Council of Legal Education in Victoria, Deputy Chairman of the Corporate Council of CARE Australia and a Trustee of the Royal Melbourne Hospital Neuroscience Foundation.

Mr Galbraith is a resident of Victoria. Age 55.

Warwick G Kent, AO

Mr Kent has been a member of the Board since June 2000 and is a member of the Risk Committee. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.

Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.

Director: Perpetual Trustees Australia Limited.

Other Interests: Trustee of the Walter and Eliza Hall Trust and Fellow of the Australian Institute of Company Directors, Australian Society of CPAs, Australian Institute of Bankers and the Chartered Institute of Company Secretaries.

Mr Kent is a resident of Western Australia. Age 67.

Fergus D Ryan

Mr Ryan has been a member of the Board since March 2000 and is a member of the Audit Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. He was the Strategic Investment Co-ordinator and Major Projects Facilitator for the Federal Government from 1999 – 2002.

Director: Australian Foundation Investment Company Limited and Clayton Utz.

Other Interests: Member of the Prime Minister’s Community Business Partnership, a Member of the Council of the National Library of Australia, a Counsellor of the Committee for Melbourne and Patron of the Pacific Institute.

Mr Ryan is a resident of Victoria. Age 60.

Frank J Swan

Mr Swan has been a member of the Board since July 1997 and is a member of the Risk and Nomination Committees. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.

Chairman: Foster’s Group Limited and Centacare Catholic Family Services.

Director: National Foods Limited.

Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Swan is a resident of Victoria. Age 62.

Barbara K Ward

Ms Ward has been a member of the Board since 1994 and is a member of the Audit Committee. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.

Chairperson: Country Energy.

Director: Rail Infrastructure Corporation, Allens Arthur Robinson and Lion Nathan Limited.

Other Interests: Sydney Opera House Trust (Trustee) and Australia Day Council of New South Wales (Member). Ms Ward is a resident of New South Wales. Age 49.

S Carolyn H Kay

Ms Kay joined the Board this year and is a member of the Risk Committee. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance having been an executive at Morgan Stanley in London and Melbourne for 10 years. Prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.

Director: Mayne Group, Treasury Corporation of Victoria and Deputy Chair Victorian Funds Management Corporation.

Other Interests: Australian Institute of Company Directors, Morgan Stanley (Advisor).

Ms Kay is resident in Victoria. Age 42.

Directors’ Details (continued)

Directors’ Meetings

     The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank during the financial year were:

	DIRECTORS’ MEETINGS
DIRECTOR	No. of Meetings Held*	No. of Meetings Attended

J T Ralph	11	11
J M Schubert	11	11
D V Murray	11	11
N R Adler	11	11
R J Clairs	11	9
A B Daniels	11	11
C R Galbraith	11	11
W G Kent	11	11
F D Ryan	11	11
F J Swan	11	11
B K Ward	11	11
S C Kay	4	4

*     The number of meetings held during the time the Director held office during the year.

	COMMITTEE MEETINGS
	Risk Committee		Audit Committee		Remuneration Committee
	No. of	No. of	No. of	No. of	No. of	No. of
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
	Held *	Attended	Held *	Attended	Held *	Attended

J T Ralph	6	6			5	5
J M Schubert			8	7
D V Murray	6	6			5	5
N R Adler			8	8
R J Clairs					5	5
A B Daniels					5	5
C R Galbraith	6	6
W G Kent	6	6
F D Ryan			8	8
F J Swan	6	5
B K Ward			8	8
S C Kay**	2	2

	NOMINATIONS COMMITTEE
	No. of Meetings Held	No. of Meetings Attended

J T Ralph	2	2
J M Schubert	2	2
D V Murray	2	2
F J Swan	2	2

*	The number of meetings held during the time the Director was a member of the relevant committee.

**	Ms Kay was appointed to the Risk Committee on 5 March 2003

Directors’ Details (continued)

Principal Activities

     The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:

     Banking

     The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts and demand and term deposits. The Group has leading domestic market shares in home loans, personal loans, retail deposits and discount stockbroking and is one of Australia’s largest issuers of credit cards. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products.

     The Institutional Banking operations focus on the top 1,000 corporations, government entities and other major institutions operating in Australasia. Corporate customers have access to financial markets services, securities underwriting, trading and distribution, corporate finance, equities, payments and transaction services, investment management and custody.

     The Group also has full service banking operations in New Zealand and Fiji.

     Funds Management

     The Group is Australia’s largest fund manager and largest retail funds manager in terms of its total value of funds under management. The Group’s funds management business is managed as part of the Investment and Insurance Services division. These businesses manage a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.

     The Group also has funds management businesses in New Zealand, UK and Asia.

     Life Insurance

     The Group provides term insurance, disability insurance, annuities, master trusts and investment products.

     The Group is Australia’s third largest insurer based on life insurance assets held, and is Australia’s largest manager in retail superannuation, allocated pensions and annuities by funds under management.

     Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.

     There have been no significant changes in the nature of the principal activities of the Group during the financial year.

Consolidated Profit

     Consolidated operating profit after tax and outside equity interests for the financial year ended 30 June 2003 was $2,012 million (2002: $2,655 million).

     The net operating profit for the year ended 30 June 2003 after tax, and before goodwill amortisation and appraisal value reduction was $2,579 million. This is an increase of $78 million or 3% over the year ended 30 June 2002 and was after expensing $214 million in respect of restructuring initiatives and after expensing $45 million in respect of the allocation of shares to employees under the ESAP scheme for both 2002 and 2003 against the 2003 profit. Excluding these, for a like for like comparison the ‘cash basis’ profit grew by 9% over the previous year.

     The principal contributing factors to this increase were a growth in net interest income reflecting strong housing loan growth together with growth in commissions, and a decrease in charge for bad and doubtful debts, whilst underlying operating expenses have increased by 2% over the year, primarily due to the set up of the new premium division in banking. Funds management income fell which reflects the effect of depressed equity markets for most of the year.

Dividends

     The Directors have declared a fully franked (at 30%) final dividend of 85 cents per share amounting to $1,066 million. The dividend will be payable on 8 October 2003 to shareholders on the register at 5pm on 29 August 2003. Dividends paid since the end of the previous financial year:

•	As provided for in last year’s report, a fully franked final dividend of 82 cents per share amounting to $1,027 million was paid on 8 October 2002. The payment comprised cash disbursements of $832 million with $195 million being reinvested by participants through the Dividend Reinvestment Plan; and

•	In respect of the current year, a fully franked interim dividend of 69 cents per share amounting to $865 million was paid on 28 March 2003. The payment comprised cash disbursements of $699 million with $166 million being reinvested by participants through the Dividend Reinvestment Plan.

•	Additionally, quarterly dividends totalling $36 million for the year were paid on the PERLS preference shares and $4 million on the ASB Capital preference shares.

Review of Operations

     An analysis of operations for the financial year is set out in the Financial Highlights on pages 6 to 12 and Business Analysis on pages 18 to 35.

Changes in State of Affairs

     During the year the Bank implemented a number of significant strategic initiatives which aimed at improving future productivity and service levels.

     The initiatives undertaken during the year included:

•	Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing.

•	Empowerment of front line retail sales staff with information and decision-making capabilities to better meet customer needs.

•	Redesign system and relationship management processes in the small to medium sized business segments.

•	Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

     The related cost of these strategic initiatives were incurred during the current year.

     There were no other significant changes in the state of affairs of the Group during the financial year.

Directors’ Details (continued)

Events Subsequent to Balance Date

     Corporate Restructure

     The Group is in the process of a corporate restructure of the legal entities involved in the Funds Management and Life Insurance operations within Australia. The corporate restructure involves:

•	Transferring the Life Insurance business of Commonwealth Life Limited to The Colonial Mutual Life Assurance Society Limited (on 1 July 2003);

•	Transferring the former Commonwealth Life Insurance and Funds Management companies into the Colonial sub-group of companies (during July and August 2003); and

•	Simplifying the corporate structure within the Colonial sub-group of companies (ongoing, to be substantially completed by December 2003). The restructure will:

•	Align the corporate structure and the management structure; and

•	Simplify the corporate structure, increasing transparency for investors, regulators and creditors.

     There is no material effect on the regulatory capital position of the Bank, or of any of the life insurance companies, the general insurance company or the funds management companies arising directly from the corporate restructure.

     Issue of Trust Preferred Securities

     On 6 August 2003 a wholly owned entity of the Bank issued USD550 million (AUD824 million) of trust preferred securities, subject to a limited guarantee by the Bank, in the US capital markets. These securities are perpetual in nature and offer a non-cumulative fixed rate distribution of 5.805%p.a., payable semi-annually. Distributions will be paid if determined by Directors, or a committee of the Board, to be payable. If a distribution is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares or shares ranking equally with these securities, including Commonwealth Bank PERLS, until two consecutive semi-annual dividends are paid. The securities which qualify as Tier 1 capital for the Bank may be redeemed by the Bank, subject to the approval of APRA, on 30 June 2015. If the securities are not redeemed on 30 June 2015, the holders of the securities may request their securities be exchanged for an equivalent value of ordinary shares of the Bank. In certain circumstances, and at any time at the Bank’s discretion, the trust preferred securities may be redeemed for American Depository Shares (ADSs) representing preference shares of the Bank. Where there has been no earlier redemption, the trust preferred securities will be mandatorily redeemed for ADSs on 30 June 2053.

     The issue of trust preferred securities provided a cost-effective opportunity to supplement the Bank’s Tier 1 Capital and broaden its investor base.

     The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

     Transformation Program

     On 19 September 2003, the Group announced its ‘Which new Bank’ customer service vision. This vision is based on what customers have said they want from the Bank: “Know me, give me what I want and do it reliably”. To achieve this vision, a 3-year major cultural transformation program is planned, aiming to empower, motivate and skill people and simplify processes. For more details on the transformation program, please see Pages 7 to 8.

     Capitalisation of Computer Software

     As part of the Transformation Program launched on 19 September 2003, the Group announced that it has tightened the criteria for capitalisation of computer software costs within the respective accounting policy. This will result in $215 million of the net amortised computer software costs of $248 million at 30 June 2003 being expensed during Financial Year 2004.

Future Developments and Results

     Major developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chairman’s Statement on page 57. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.

Environmental Regulation

     The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.

Directors’ Shareholdings

     Particulars of shares in the Commonwealth Bank or in a related body corporate are set out in a separate section at the end of the financial report titled ‘Shareholding Information’ which is to be regarded as contained in this report.

Options

     An Executive Option Plan was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, shareholders approved the establishment of the Equity Reward Plan. On 31 October 2001, 31 January 2002 and 15 April 2002 a total of 3,007,000 options were granted by the Bank to 81 executives under this Plan. During the financial year and for the period to the date of this report 972,500 shares were allotted by the Bank consequent to the exercise of options granted under the Executive Option Plan. Full details of the Plan are disclosed in Note 29 to the financial statements.

     The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

     For details of the options granted to a director, refer to the separate section at the end of the financial report titled ‘Shareholding Information’ which is to be regarded as contained in this report.

Directors’ Interests in Contracts

     A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.

Directors’ and Officers’ Indemnity

     Article 19 of the Commonwealth Bank’s Constitution provides: “To the extent permitted by law, the company indemnifies every director, officer and employee of the

Directors’ Details (continued)

company against any liability incurred by that person (a) in his or her capacity as a director, officer or employee of the company and (b) to a person other than the company or a related body corporate of the company. The company indemnifies every director, officer and employee of the company against any liability for costs and expenses incurred by the person in his or her capacity as a director, officer or employee of the company (a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted or (b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001, provided that the director, officer or employee has obtained the company’s prior written approval (which shall not be unreasonably withheld) to incur the costs and expenses in relation to the proceedings”.

     An indemnity for employees, who are not directors, secretaries or executive officers, is not expressly restricted in any way by the Corporations Act 2001.

     The Directors, as named on pages 64 to 65 of this report, and the Secretaries of the Commonwealth Bank, being J D Hatton (Secretary) and H J Broekhuijse (Assistant Company Secretary) are indemnified under Article 19 as are all the executive officers of the Commonwealth Bank.

     Deeds of Indemnity have been executed by Commonwealth Bank in terms of Article 19 above in favour of each Director.

Directors’ and Officers’ Insurance

     The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Directors’ and other Officers’ Emoluments

     Details of the Bank’s remuneration policy in respect of the Directors and executives is set out under ‘Remuneration Arrangements’ within the ‘Corporate Governance’ section of this report.

     Details on emoluments paid to each director are detailed in Note 45 of the Financial Report. Details on emoluments paid to the executive director and the other five most highest paid executive officers of the Bank and the Group are disclosed in Note 46 of the Financial Report.

Five Year Financial Summary (Australian GAAP)

	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M

Financial Performance
Net interest income	5,026	4,710	4,474	3,719	3,527
Other operating income	4,373	4,358	4,350	2,420	1,997

Total operating income	9,399	9,068	8,824	6,139	5,524
Charge for bad and doubtful debts	305	449	385	196	247
Total operating expenses	5,551	5,201	5,170	3,407	3,070

Operating profit before goodwill amortisation, appraisal value uplift, abnormal items and income tax expense	3,543	3,418	3,269	2,536	2,207
Income tax expense	(958)	(916)	(993)	(820)	(714)
Outside equity interests	(6)	(1)	(14)	(38)	(24)

Net Profit after Tax (“cash basis”)	2,579	2,501	2,262	1,678	1,469
Abnormal items	—	—	—	967	—
Income tax credit on abnormal items	—	—	—	20	—
Appraisal value (reduction)/uplift	(245)	477	474	92	—
Goodwill amortisation	(322)	(323)	(338)	(57)	(47)

Operating profit after income tax attributable to members of the Bank	2,012	2,655	2,398	2,700	1,422

Contributions to profit (after tax)
Banking	2,249	2,067	1,793	1,513	1,342
Funds management	208	368	323	36	24
Life insurance	122	66	146	129	103

Profit on operations (“cash basis”)	2,579	2,501	2,262	1,678	1,469
Goodwill amortisation	(322)	(323)	(338)	(57)	(47)
Appraisal value (reduction)/uplift	(245)	477	474	92	—
Abnormal income after tax	—	—	—	987	—

Operating profit after income tax	2,012	2,655	2,398	2,700	1,422

Financial Position
Loans, advances and other receivables	160,347	147,074	136,059	132,263	101,837
Total assets	265,110	249,648	230,411	218,259	138,096
Deposits and other public borrowings	140,974	132,800	117,355	112,594	93,428
Total liabilities	242,958	228,592	210,563	199,824	131,134
Shareholders’ equity	20,024	19,030	18,393	17,472	6,735
Net tangible assets	14,995	13,639	12,677	11,942	6,471
Risk weighted assets	146,808	141,049	138,383	128,484	99,556
Average interest earning assets	188,270	170,634	160,607	129,163	114,271
Average interest bearing liabilities	174,737	157,105	145,978	117,075	103,130
Assets (on balance sheet)
Australia	221,248	208,673	196,918	187,452	115,510
New Zealand	27,567	24,579	20,208	16,661	13,046
Other	16,295	16,396	13,285	14,146	9,540

Total Assets	265,110	249,648	230,411	218,259	138,096

Five Year Financial Summary (Australian GAAP) (continued)

	2003	2002	2001	2000	1999

Shareholder Summary
Dividends per share (cents) - fully franked	154	150	136	130	115
Dividend cover (times) - statutory	0.9	1.4	1.4	1.2	1.3
Dividend cover (times) - cash	1.3	1.3	1.3	1.6	1.3
Earnings per share (cents)
Basic
before abnormal items	157.4	209.6	189.6	184.8	153.4
after abnormal items	157.4	209.6	189.6	291.2	153.4
cash basis (4)	202.6	197.3	178.8	181.0	158.5
Fully Diluted
before abnormal items	157.3	209.3	189.3	184.4	153.1
after abnormal items	157.3	209.3	189.3	290.7	153.1
cash basis (4)	202.5	197.0	178.6	180.6	158.1
Dividend payout ratio (%) (1)
before abnormal items	97.7	71.7	71.2	83.5	74.7
after abnormal items	97.7	71.7	71.2	53.0	74.7
cash basis (4)	75.9	76.2	75.5	85.3	72.4
Net tangible assets per share ($)	12.0	10.9	10.2	9.2	6.8
Weighted average number of shares (basic)	1,253m	1,250m	1,260m	927m	927m
Weighted average number of shares (fully diluted)	1,254m	1,252m	1,262m	929m	929m
Number of shareholders	746,073	722,612	709,647	788,791	404,728
Share prices for the year ($)
Trading high	32.75	34.94	34.15	27.95	28.76
Trading low	23.05	24.75	26.18	22.54	18.00
End (closing price)	29.55	32.93	34.15	27.69	24.05
Performance Ratios (%)
Return on average shareholders’ equity (2) (5)
before abnormal items	10.7	14.7	13.5	22.1	20.5
after abnormal items	10.7	14.7	13.5	34.8	20.5
cash basis	13.3	13.1	12.0
Return on average total assets (2)
before abnormal items	0.8	1.1	1.1	1.1	1.1
after abnormal items	0.8	1.1	1.1	1.7	1.1
cash basis	1.0	1.0	1.0
Capital adequacy - Tier 1	6.96	6.78	6.51	7.49	7.05
Capital adequacy - Tier 2	4.21	4.28	4.18	4.75	3.12
Deductions	(1.44)	(1.26)	(1.53)	(2.49)	(0.79)
Capital adequacy - Total	9.73	9.80	9.16	9.75	9.38
Net interest margin	2.67	2.76	2.78	2.88	3.09
Other Information (numbers)
Full time staff equivalent(6)	35,845	37,245	37,460	39,631	30,914
Branches/service centres (Australia)	1,014	1,020	1,066	1,441	1,162
Agencies (Australia)	3,893	3,936	3,928	4,020	3,934
ATMs (Proprietary)	3,116	3,049	2,931	3,092	2,602
EFTPOS terminals	125,959	126,613	122,074	116,064	90,152
EzyBanking	760	730	659	603	n/a
Productivity
Total Operating Income per full-time (equivalent) employee($)(6)	262,212	243,469	235,558	198,479	178,689
Staff Expense/Total Operating Income (%)	26.1	26.4	26.7	27.8	29.0
Total Operating Expenses (3) /Total Operating Income (%)	59.1	57.4	58.6	57.2	55.6

(1)	Dividends paid divided by earnings. The comparative ratios have been amended to the same basis as the current year. Previously this ratio was calculated as Dividend per share divided by Earnings per share.

(2)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity/average total assets.

(3)	Total Operating Expenses excluding goodwill amortisation and charge for bad and doubtful debts. Note the different business mix following the Colonial acquisition impacts comparison with prior years.

(4)	‘Cash earnings’ for the purpose of these financial statements is defined as net profit after tax and before abnormal items, goodwill amortisation and life insurance and funds management appraisal value uplift.. Refer to the “Financial Information Definitions” section on Pages 4 and 5 for definition of terms.

(5)	2003 shareholders’ equity includes retained earnings before provision for final dividend of $1,066 million. Prior periods’ return on average shareholders’ equity – cash basis have been restated to exclude the provision for final dividend.

(6)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies. Prior period staff numbers have to restated to reflect this.

Financial Statements

Statements of Financial Performance	70
Statements of Financial Position	71
Statements of Changes in Shareholders’ Equity	72
Statements of Cash Flows	73
Notes to the Financial Statements	74
1. Summary of Significant Accounting Policies	74
2. Operating Profit	83
3. Revenue from Ordinary Activities	84
4. Average Balances and Related Interest	85
5. Income Tax Expense	89
6. Dividends	91
7. Earnings Per Share	92
8. Cash and Liquid Assets	92
9. Receivables from Other Financial Institutions	92
10. Trading Securities	93
11. Investment Securities	94
12. Loans, Advances and Other Receivables	97
13. Provisions for Impairment	100
14. Credit Risk Management	104
15. Asset Quality	111
16. Life Insurance Investment Assets	116
17. Deposits with Regulatory Authorities	116
18. Shares in and Loans to Controlled Entities	116
19. Property, Plant and Equipment	117
20. Intangible Assets	118
21. Other Assets	119
22. Deposits and Other Public Borrowings	120
23. Payables to Other Financial Institutions	121
24. Income Tax Liability	121
25. Other Provisions	122
26. Debt Issues	123
27. Bills Payable and Other Liabilities	125
28. Loan Capital	126
29. Share Capital	128
30. Outside Equity Interests	134
31. Capital Adequacy	135
32. Maturity Analysis of Monetary Assets and Liabilities	139
33. Financial Reporting by Segments	141
34. Life Insurance Business	145
35. Remuneration of Auditors	151
36. Commitments for Capital Expenditures Not Provided for in the Accounts	152
37. Lease Commitments - Property, Plant and Equipment	152
38. Contingent Liabilities	153
39. Market Risk	155
40. Superannuation Commitments	165
41. Controlled Entities	167
42. Investments in Associated Entities and Joint Ventures	169
43. Standby Arrangements and Unused Credit Facilities	169
44. Related Party Disclosures	170
45. Remuneration of Directors	172
46. Remuneration of Executives	174
47. Statement of Cash Flow	178
48. Disclosures about Fair Value of Financial Instruments	180
49. Differences between Australian and United States Accounting Principles	182
Independent Audit Report	197
Shareholding Information	198
Additional Information	207
Signatures	210
Exhibits	211
Certificates	212
International Representation	214

Statements of Financial Performance
For the year ended 30 June 2003

				GROUP		BANK
		2003	2002	2001	2003	2002
	Note	$M	$M	$M	$M	$M

Interest income	2	11,528	10,455	11,900	9,477	8,670
Interest expense	2	6,502	5,745	7,426	5,336	4,707

Net interest income		5,026	4,710	4,474	4,141	3,963
Other income:
Revenue from sale of assets		128	718	185	67	914
Written down value of assets sold		(106)	(628)	(104)	(52)	(608)
Other		2,675	2,462	2,300	3,339	3,634

Net banking operating income		7,723	7,262	6,855	7,495	7,903
Funds management income including premiums	3	1,125	1,083	1,079	—	—
Investment revenue		8	(393)	1,145	—	—
Claims and policyholder liability expense		(91)	457	(1,020)	—	—

Net funds management operating income		1,042	1,147	1,204	—	—
Premiums and related revenue		1,011	866	695	—	—
Investment revenue		620	293	553	—	—
Claims and policyholder liability expense		(997)	(500)	(483)	—	—

Life insurance margin on services operating income		634	659	765	—	—
Net funds management and life insurance operating income before appraisal value (reduction)/uplift		1,676	1,806	1,969	—	—

Total net operating income before appraisal value (reduction)/uplift		9,399	9,068	8,824	7,495	7,903
Charge for bad and doubtful debts	2,13	305	449	385	266	405
Operating expenses:
Comparable business		5,292	5,201	5,170	3,977	3,982
Strategic initiatives and ESAP	2	259	—	—	259	—

	2	5,551	5,201	5,170	4,236	3,982

Appraisal value (reduction)/uplift	34	(245)	477	474	—	—
Goodwill amortisation		(322)	(323)	(338)	(186)	(186)

Profit from ordinary activities before income tax		2,976	3,572	3,405	2,807	3,330
Income tax expense	5	958	916	993	708	665

Profit from ordinary activities after income tax		2,018	2,656	2,412	2,099	2,665
Outside equity interests in net profit		(6)	(1)	(14)	—	—

Net profit attributable to members of the Bank		2,012	2,655	2,398	2,099	2,665
Foreign currency translation adjustment		(129)	(146)	98	(7)	(16)
Revaluation of properties		3	(1)	5

Total valuation adjustments		(126)	(147)	103	(7)	(16)

Total changes in equity other than those resulting from transactions with owners as owners		1,886	2,508	2,501	2,092	2,649

		Cents per share

Earnings per share based on net profit distributable to members of the Bank:
Basic	7	157.4	209.6	189.6
Fully Diluted		157.3	209.3	189.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares		154	150	136
Preference shares (issued 6 April 2001)		1,019	970	261

	$M	$M	$M

Net Profit after Income Tax comprises
Net Profit after Income Tax (“cash basis”)	2,579	2,501	2,262
Less Appraisal value (reduction)/uplift	(245)	477	474
Less Goodwill amortisation	(322)	(323)	(338)

Net Profit after Income Tax (“statutory basis”)	2,012	2,655	2,398

Statements of Financial Position
As at 30 June 2003

			GROUP		BANK
		2003	2002	2003	2002
	Note	$M	$M	$M	$M

Assets
Cash and liquid assets	8	5,575	6,044	5,356	5,673
Receivables due from other financial institutions	9	7,066	7,728	5,436	5,694
Trading securities	10	10,435	8,389	8,072	6,703
Investment securities	11	11,036	10,766	6,831	7,560
Loans, advances and other receivables	12	160,347	147,074	131,537	120,781
Bank acceptances of customers		13,197	12,517	13,521	13,162
Life insurance investment assets	16	27,835	30,109	—	—
Deposits with regulatory authorities	17	23	89	2	54
Shares in and loans to controlled entities	18	—	—	23,559	21,869
Property, plant and equipment	19	821	862	608	641
Investment in associates	42	287	313	252	252
Intangible assets	20	5,029	5,391	2,708	2,965
Other assets	21	23,459	20,366	16,748	13,408

Total Assets		265,110	249,648	214,630	198,762

Liabilities
Deposits and other public borrowings	22	140,974	132,800	122,946	116,898
Payables due to other financial institutions	23	7,538	7,864	7,504	7,884
Bank acceptances		13,197	12,517	13,521	13,162
Due to controlled entities		—	—	11,308	8,591
Provision for dividend	6	12	1,040	12	1,040
Income tax liability	24	876	1,276	527	654
Other provisions	25	819	834	684	691
Life insurance policyholder liabilities	34	23,861	25,917	—	—
Debt issues	26	30,629	23,575	16,684	11,753
Bills payable and other liabilities	27	19,027	17,342	17,456	15,905

		236,933	223,165	190,642	176,578
Loan Capital	28	6,025	5,427	5,937	5,337

Total Liabilities		242,958	228,592	196,579	181,915

Net Assets		22,152	21,056	18,051	16,847

Shareholders’ Equity
Share capital
Ordinary share capital	29	12,678	12,665	12,678	12,665
Preference share capital	29	687	687	687	687
Reserves		3,850	4,226	2,095	2,093
Retained profits		2,809	1,452	2,591	1,402

Shareholders’ Equity Attributable to Members of the Bank		20,024	19,030	18,051	16,847

Outside equity interests:
Controlled entities	30	304	9	—	—
Life insurance statutory funds and other funds	30	1,824	2,017	—	—

Total outside equity interests		2,128	2,026	—	—

Total Shareholders’ Equity		22,152	21,056	18,051	16,847

Statements of Changes in Shareholders’ Equity
For the year ended 30 June 2003

				GROUP		BANK
		2003	2002	2001	2003	2002
	Note	$M	$M	$M	$M	$M

Ordinary Share Capital	29
Opening balance		12,665	12,455	12,521	12,665	12,455
Buy back		—	—	(275)	—	—
Buy back for dividend reinvestment plan		(361)	(158)	(140)	(361)	(158)
Dividend reinvestment plan		361	329	313	361	329
Employee share ownership schemes		13	39	40	13	39
Issue costs		—	—	(4)	—	—

Closing balance		12,678	12,665	12,455	12,678	12,665

Preference Share Capital	29
Opening balance		687	687	—	687	687
Issue of shares		—	—	700	—	—
Issue costs		—	—	(13)	—	—

Closing balance		687	687	687	687	687

Retained profits
Opening balance		1,452	1,160	1,686	1,402	650
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)		1,027	—	—	1,027	—
Buy back		—	—	(449)	—	—
Transfers from reserves		250	250	125	—	—
Operating profit attributable to members of the Bank		2,012	2,655	2,398	2,099	2,665

Total available for appropriation		4,741	4,065	3,760	4,528	3,315
Transfers to reserves		—	(700)	(880)	(9)	—
Interim dividend - cash component		(699)	(693)	(642)	(699)	(852)
Interim dividend - dividend reinvestment plan		(166)	(159)	—	(166)	—
Interim dividend - appropriated to dividend reinvestment plan reserve		—	—	(131)	—	—
Provision for final dividend - cash component		—	(1,027)	(765)	—	(1,027)
Final dividend - appropriated to dividend reinvestment plan reserve		—	—	(168)	—	—
Payment of final dividend (2002) - cash component		(832)	—	—	(832)	—
Payment of final dividend (2002) - dividend reinvestment plan		(195)	—	—	(195)	—
Other dividends		(40)	(34)	(14)	(36)	(34)

Closing balance		2,809	1,452	1,160	2,591	1,402

Reserves
General Reserve
Opening balance		3,998	3,548	2,793	570	570
Appropriation from profits		—	700	880	—	—
Transfer to retained profits		(247)	(250)	(125)	—	—

Closing balance		3,751	3,998	3,548	570	570

Capital Reserve
Opening balance		289	289	289	1,531	1,531

Closing balance		289	289	289	1,531	1,531

Asset Revaluation Reserve
Opening balance		4	5	—	—	—
Revaluation of investments and properties		3	(1)	5	—	—

Closing balance		7	4	5	—	—

Dividend Reinvestment Plan Reserve
Opening balance		—	168	200	—	168
Conversion to ordinary share capital and cash dividend		—	(168)	(331)	—	(168)
Appropriation from profits		—	—	299	—	—

Closing balance		—	—	168	—	—

Foreign Currency Translation Reserve
Opening balance		(65)	81	(17)	(8)	9
Currency translation adjustments		(129)	(146)	98	(7)	(17)
Transfer to retained profits		(3)	—	—	9	—

Closing balance		(197)	(65)	81	(6)	(8)

Total Reserves		3,850	4,226	4,091	2,095	2,093

Shareholders’ Equity Attributable to Members of the Bank		20,024	19,030	18,393	18,051	16,847

Statements of Cash Flows
For the year ended 30 June 2003

					GROUP		BANK
			2003	2002	2001	2003	2002
	Note		$M	$M	$M	$M	$M

Cash Flows From Operating Activities
Interest received			11,452	10,683	12,059	9,204	8,839
Dividends received			4	5	14	579	972
Interest paid			(6,455)	(5,805)	(7,704)	(5,248)	(4,812)
Other operating income received			3,135	3,706	2,800	2,668	3,087
Expenses paid			(5,438)	(5,366)	(5,583)	(4,233)	(4,113)
Income taxes paid			(1,258)	(926)	(1,252)	(838)	(376)
Net decrease (increase) in trading securities			(2,484)	(1,159)	(262)	(1,814)	(1,353)
Life insurance:
Investment income			644	870	900	—	—
Premiums received			4,130	5,689	6,286	—	—
Policy payments			(5,855)	(5,704)	(5,423)	—	—

Net Cash provided by / (used in) operating activities	47	(c)	(2,125)	1,993	1,835	318	2,244

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights			(173)	(57)	(414)	—	(50)
Proceeds from disposal of entities and businesses			33	314	—	—	242
Net movement in investment securities:
Purchases			(18,055)	(23,488)	(19,676)	(15,761)	(20,593)
Proceeds from sale			23	295	28	31	594
Proceeds at or close to maturity			17,719	22,192	19,654	16,449	19,590
Withdrawal (lodgement) of deposits with regulatory authorities			66	(28)	15	52	(50)
Net increase in loans, advances and other receivables			(13,577)	(11,702)	(4,181)	(11,022)	(8,790)
Net amounts paid to controlled entities			—	—	—	1,027	(5,026)
Proceeds from sale of property, plant and equipment			72	109	157	64	78
Purchase of property, plant and equipment			(143)	(164)	(132)	(103)	(106)
Net decrease (increase) in receivables due from other financial institutions not at call			513	(855)	(184)	731	(691)
Net decrease (increase) in securities purchased under agreements to resell			50	(1,376)	(891)	(298)	(1,377)
Net decrease (increase) in other assets			301	(241)	1,504	125	(312)
Life insurance:
Purchases of investment securities			(13,091)	(13,926)	(21,229)	—	—
Proceeds from sale/maturity of investment securities			14,628	14,618	20,556	—	—

Net Cash used in Investing Activities			(11,634)	(14,309)	(4,793)	(8,705)	(16,491)

Cash Flows from Financing Activities
Buy back of shares			—	—	(724)	—	—
Proceeds from issue of shares (net of costs)			13	39	723	13	39
Proceeds from issue of preference shares to outside equity interests			182	—	—	—	—
Net increase (decrease) in deposits and other borrowings			5,129	15,135	5,246	3,004	13,112
Net movement in debt issues			7,054	(967)	(2,099)	4,931	1,022
Dividends paid (including DRP buyback of shares)			(1,933)	(1,661)	(1,368)	(1,929)	(1,661)
Net movements in other liabilities			(926)	1,809	(1,010)	(1,024)	2,110
Net increase (decrease) in payables due to other financial institutions not at call			(796)	211	1,396	(869)	645
Net increase (decrease) in securities sold under agreements to repurchase			3,046	310	(485)	3,045	311
Issue of loan capital			901	—	—	600	—
Other			19	(100)	(69)	(15)	(3)

Net Cash provided by Financing Activities			12,689	14,776	1,610	7,755	15,575

Net Increase (Decrease) in Cash and Cash Equivalents			(1,070)	2,460	(1,348)	(631)	1,328
Cash and Cash Equivalents at beginning of period			2,498	38	1,386	908	(420)

Cash and Cash Equivalents at End of Period	47	(a)	1,428	2,498	38	277	908

     It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies

(a) Bases of accounting

     In this financial report Commonwealth Bank of Australia is referred to as the ‘Bank’ or ‘Company’, and the ‘Group’ or the ‘Consolidated Entity’ consists of the Bank and its controlled entities. The financial report is a general purpose financial report which complies with the requirements of the Banking Act, Corporations Act 2001, applicable Accounting Standards and other mandatory reporting requirements so far as the requirements are considered appropriate to a banking corporation.

     The Statements of Cash Flows has been prepared in accordance with the International Accounting Standard IAS 7: Cash Flow Statements.

     The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates although it is not anticipated that such differences would be material.

     Unless otherwise indicated, all amounts are shown in $ million and are expressed in Australian currency.

     Change in accounting policies

     The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for the dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

     The Group adopted the revised accounting standard AASB 1012: Foreign Currency Translation from 1 July 2002. There were no material changes to the related calculations.

     The Group adopted the revised accounting standard AASB 1028: Employee Benefits from 1 July 2002. All employee benefit liabilities expected to be settled more than 12 months after the reporting date were previously subject to actuarial review. As a result there were no material changes to the related liabilities on the adoption of the revised standard.

     Share Based Compensation

     In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (ESAP) and include the full cost as an expense against profits. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million is a one off expense in the current year. In addition, current year ESAP expense accrued for the 2003 financial year is $20 million and this has also been charged against the current year’s profit. Similarly, the Executive Reward Plan has been restructured effective from 1 July 2002, whereby incentives allocated will be in the form of Reward shares and not options. This resulted in an increased expense for the year of $5 million. Other share based compensation expense for the year was $69 million. This was incurred and charged against profit on a consistent basis with prior periods.

(b) Historical cost

     The financial statements of the Bank and the consolidated financial statements have been prepared in accordance with the historical cost convention and, except for AASB 1038: Life Insurance Business requirements and where indicated, do not reflect current valuations of non monetary assets. Domestic bills discounted which are included in loans, advances and other receivables and held by the Company and securities and derivatives held for trading purposes have been marked to market. The carrying amounts of all non current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date.

     If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present value unless otherwise stated.

(c) Consolidation

     The consolidated financial statements include the financial statements of the Bank and all entities where it is determined that there is a capacity to control as defined in AASB 1024: Consolidated Accounts. All balances and transactions between Group entities have been eliminated on consolidation.

     The Commonwealth Bank of Australia became the successor in law to State Bank of New South Wales (known as Colonial State Bank) effective on 4 June 2001 pursuant to legislation. On that date State Bank of New South Wales ceased to have a separate legal existence and all its assets and liabilities became assets and liabilities of the parent entity Commonwealth Bank of Australia. This succession in law has no effect on the consolidated Group. One outcome of this process is that the carrying amount of the Bank’s investment in Colonial Group was reduced to reflect the net tangible assets and goodwill ($2,742 million, refer Note 20) now within Commonwealth Bank of Australia. There is no effect on the amount of goodwill in the consolidated financial statements.

(d) Investments in associated companies

     Associated companies are defined as those entities over which the Group has significant influence but there is no capacity to control. Details of material associated companies are shown in Note 42 to the Financial Statements.

     Investments in associates are carried at cost plus the Group’s share of post-acquisition profit or loss. The Group’s share of profit or loss of associates is included in the profit from ordinary activities.

(e) Foreign currency translations

     All foreign currency monetary assets and liabilities are revalued at spot rates of exchange prevailing at balance date. Foreign currency forward, futures, swaps and option positions are valued at the appropriate market rates applying at balance date. Unrealised gains and losses arising from these revaluations and gains and losses arising from foreign exchange dealings are included in the results.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

     The foreign currency assets and liabilities of overseas branches and overseas controlled entities are converted to Australian currency at 30 June 2003 in accordance with the current rate method. Profit and loss items for overseas branches and overseas controlled entities are converted to Australian dollars progressively throughout the year at the spot exchange rate at the date of the transaction.

     Translation differences arising from conversion of opening balances of shareholders’ funds of overseas controlled entities at year end exchange rates are excluded from profit and loss and reflected in a Foreign Currency Translation Reserve. The Group maintains a substantially matched position in assets and liabilities in foreign currencies and the level of net foreign currency exposure does not have a material effect on its financial condition.

(f) Roundings

     The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100.

(g) Financial instruments

     The Group is a full service financial institution that offers an extensive range of on balance sheet and off balance sheet financial instruments.

     For each class of financial instrument listed below, except for restructured facilities referred to in Note 1(m), financial instruments are transacted on a commercial basis to derive an interest yield/cost with terms and conditions having due regard to the nature of the transaction and the risks involved.

(h) Cash and liquid assets

     Cash and liquid assets includes cash at branches, cash at bankers and money at short call.

     They are brought to account at the face value or the gross value of the outstanding balance where appropriate.

     Interest is taken to profit when earned.

(i) Receivables due from other financial institutions

     Receivables from other financial institutions includes loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross value of the outstanding balance. Interest is taken to profit when earned.

(j) Trading securities

     Trading securities are short and long term public, bank and other debt securities and equities that are acquired and held for trading purposes. They are brought to account at net fair value based on quoted market prices, broker or dealer price quotations. Realised gains and losses on disposal and unrealised fair value adjustments are reflected in ‘Other Income’. Interest on trading securities is reported in net interest earnings. Trading securities are recorded on a trade date basis.

(k) Investment securities

     Investment securities are securities purchased with the intent of being held to maturity.

     Investment securities are short and long term public, bank and other securities and include bonds, bills of exchange, commercial paper, certificates of deposit and equities. These securities are recorded at cost or amortised cost. Premiums and discounts are amortised through profit and loss each year from the date of purchase so that securities attain their redemption values by maturity date. Interest is reflected in profit when earned. Dividends on equities are brought to account in profit on declaration date. Any profits or losses arising from disposal prior to maturity are taken to profit in the period in which they are realised. The cost of securities sold is calculated on a specific identification basis. Unrealised losses related to permanent diminution in the value of investment securities are recognised in profit and the recorded values of those securities adjusted accordingly.

     Investment securities are recorded on a trade date basis. The relationship between book and net fair values of investment securities is shown in Note 11.

(l) Repurchase agreements

     Securities sold under agreements to repurchase are retained within the investment or trading portfolios and accounted for accordingly. Liability accounts are used to record the obligation to repurchase and are disclosed as deposits and other public borrowings. Securities held under reverse repurchase agreements are recorded as liquid assets.

(m) Loans, advances and other receivables

     Loans, advances and other receivables include overdrafts, home, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference shares and leverage leases. They are carried at the recoverable amount represented by the gross value of the outstanding balance adjusted for provisions for bad and doubtful debts, interest reserved and unearned tax remissions on leveraged leases. Interest and yield related fees are reflected in profit when earned. Yield related fees received in advance are deferred, included as part of the carrying value of the loan and amortised to profit as ‘Interest Income’ over the term of the loan. Note 1 (n) provides additional information with respect to leasing and leveraged leasing.

     Non Accrual Facilities

     Non accrual facilities (primarily loans) are recorded on a cash basis for recognition of income. Upon classification as non accrual, all interest charged in the current financial period is reversed from profit and reserved if it has not been received in cash.

     If necessary, a specific provision for impairment is recognised so that the carrying amount of the facility does not exceed the expected future cash flows. In subsequent periods, interest in arrears/due on non accrual facilities is taken to profit and loss when a cash payment is received/realised and the amount is not designated as a principal payment. Non accrual facilities are restored to an accrual basis when all principal and interest payments are current and full collection is probable.

     Restructured Facilities

     When facilities (primarily loans) have the original contractual terms modified, the accounts become classified as restructured. Such accounts will have interest accrued to profit as long as the facility is performing on the modified basis in accordance with the restructured terms. If performance is not maintained, or collection of interest and/or principal is no longer probable, the account will be returned to the non accrual classification. Facilities are generally kept as non accrual until they are returned to performing basis.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

     Assets Acquired Through Securities Enforcement (AATSE)

     Assets acquired in satisfaction of facilities in default (primarily loans) are recorded at net market value at the date of acquisition. Any difference between the carrying amount of the facility and the net market value of the assets acquired is represented as a specific provision for diminution of value or written off. AATSE are further classified as Other Real Estate Owned (OREO) or Other Assets Acquired Through Security Enforcement (OAATSE). Such assets are classified in the appropriate asset classifications in the balance sheet.

     Bad Debts

     Bad debts are written off in the period in which they are recognised. Bad debts previously specifically provided for are written off against the related specific provisions, while bad debts not provided for are written off through the general provision. Any subsequent cash recovery is credited to the general provision.

(n) Leasing and leveraged leasing

     Finance leases are accounted for using the finance method and are included in loans, advances and other receivables. Income, determined on an actuarial basis, is taken to account over the term of the lease in relation to the outstanding investment balance.

     The finance method also applies to leveraged leases but with income being brought to account at the rate which yields a constant rate of return on the outstanding investment balance over the life of the transaction so as to reflect the underlying assets, liabilities, revenue and expenses that flow from the arrangements. Where a change occurs in the estimated lease cash flows or available tax benefits at any stage during the term of the lease, the total lease profit is recalculated for the entire lease term and apportioned over the remaining lease term.

     In accordance with amendments to AASB 1008: Leases, all leveraged leases with a lease term beginning from 1 July 1999 are accounted for as finance leases with income brought to account progressively over the lease term.

     Leveraged lease receivables are recorded under loans, advances and other receivables at amounts that reflect the equity participation in the lease. The debt provider in the transaction has no recourse other than to the unremitted lease rentals and the equipment under lease.

     Operating lease rental revenue and expense is recognised in the profit in equal periodic amounts over the effective lease term.

(o) Provisions for impairment

     Provisions for credit losses are maintained at an amount adequate to cover anticipated credit related losses. Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.

     Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. A specific provision is also established against each statistically managed portfolio in the statistically managed segment to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated managed segment for exposures aggregating to less than $250,000 and 90 days past due or more, and against emerging credit risks identified in specific segments in the credit risk rated managed portfolio. These provisions are funded primarily by reference to historical ratios of write offs to balances in default.

     General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

     The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. The balance of provisions for impairment and movements therein are set out in Note 13.

     All facilities subject to a specific provision are classified as non accrual and interest is only taken to profit when received in cash.

(p) Bank acceptances of customers

     The exposure arising from the acceptance of bills of exchange that are sold into the market is brought to account as a liability. An asset of equal value is raised to reflect the offsetting claim against the drawer of the bill. Bank acceptances generate fee income that is taken to profit when earned.

(q) Deposits with regulatory authorities

     In several countries in which the Group operates, the law requires that the Group lodge regulatory deposits with the local central bank at a rate of interest below that generally prevailing in that market. The amount of the deposit and the interest rate receivable are calculated in accordance with the requirements of the local central bank. Interest is taken to profit when earned.

(r) Shares in and loans to controlled entities

     These investments are recorded at the lower of cost or recoverable amount.

(s) Property, plant and equipment

     At year end, independent market valuations, reflecting current use, were obtained for all individual property holdings (other than leasehold improvements). Directors adopt a valuation based on this independent advice. Adjustments arising from revaluation are reflected in Asset Revaluation Reserve, except to the extent the adjustment reverses a revaluation previously recognised in profit and loss. For the current year the revaluation had minimal effect on the level of the reserve. The potential effect of any capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount.

     Depreciation on owned buildings is based on the assessed useful life of each building. The book value of buildings demolished as part of the redevelopment of a site is written off in the financial year in which the buildings are demolished. Leasehold improvements are capitalised and depreciated over the unexpired term of the current lease.

     Equipment is shown at cost less depreciation calculated principally on a category basis at rates applicable to each category’s useful life. Depreciation is

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

calculated using the straight line method. It is treated as an operating expense and charged to profit. The amounts charged for the year are shown in Note 2. Profit or loss on sale of property is treated as operating income or expense. Realised amounts in Asset Revaluation Reserve are transferred to Capital Reserve.

     The useful lives of major depreciable assets are as follows:

Buildings
- Shell	Maximum 30 years
- Integral plant and equipment
- carpets	10 years
- all other (air-conditioning, lifts)	20 years
- Non integral plant and equipment
- fixtures and fittings	10 years
Leasehold improvements	Lesser of unexpired lease
term or lives as above
Equipment
- Security surveillance systems	10 years
- Furniture	8 years
- Office machinery	5 years
- EFTPOS machines	3 years

     The Bank has outsourced the majority of its information processing and does not own any material amounts of computer or communications equipment.

(t) Goodwill

     Goodwill, representing the excess of purchase consideration plus incidental expenses over the fair value of the identifiable net assets at the time of acquisition of an entity, is capitalised and brought to account in the balance sheet.

     The goodwill so determined is amortised on a straight line basis over the period of expected benefit but not exceeding 20 years. Purchased goodwill resulting from the acquisition of the Colonial Group in June 2000 is set out in Note 20. Purchased goodwill arising from the merger with the State Bank of Victoria in 1991 is being amortised over 20 years. Purchased goodwill arising from the acquisition of the 25% minority interest in ASB Group in New Zealand in August 2000 is being amortised over 20 years. The periods of goodwill amortisation are subject to review annually by the Directors.

(u) Other assets

     Other assets include all other financial assets and includes interest, fees, market revaluation of trading derivatives and other unrealised income receivable and securities sold not delivered. These assets are recorded at the cash value to be realised when settled.

     Capitalisation of Computer Software Costs

     In accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, the Group carries net unamortised capitalised computer software costs of $248 million as at 30 June 2003 (2002: $209 million).

     Such costs are amortised over the assessed useful life of the projects, up to a maximum of 10 years. The usual period of amortisation is 21/2 years, except for a small number of longer term projects. Software maintenance costs continue to be expensed as incurred.

(v) Deposits and other public borrowings

     Deposits and other public borrowings includes certificates of deposits, term deposits, savings deposits, cheque and other demand deposits, debentures and other funds raised publicly by borrowing corporations. They are brought to account at the gross value of the outstanding balance. Interest is charged to profit when incurred.

(w) Payables due to other financial institutions

     Payables due to other financial institutions includes deposits, vostro balances and settlement account balances due to other banks. They are brought to account at the gross value of the outstanding balance. Interest is charged to profit when incurred.

(x) Income taxes

     The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is disclosed as a future income tax benefit or a provision for deferred income tax. Amounts are offset where the tax payable and realisable benefit are expected to occur in the same financial period. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being utilised (Notes 5 and 21).

     At the date of this report, the Directors of the Bank have not made a decision whether or not to be treated as a single entity for Australian income tax purposes, under the tax consolidation system. For further details, refer to Note 5.

(y) Provisions for employee entitlements

     The provision for long service leave is subject to actuarial review and is maintained at a level that accords with actuarial advice.

     The provision for annual leave represents the outstanding liability as at balance date. Actual payments made during the year are included in Salaries and Wages.

     The provision for other employee entitlements represents liabilities for staff housing loan benefits, a subsidy to a registered health fund with respect to retired employees and current employees, and employee incentives under employee share plans and bonus schemes.

     The level of these provisions has been determined in accordance with the requirements of AASB 1028: Accounting for Employee Entitlements.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

(z) Provisions for restructuring

     Provisions for restructuring are brought to account where there is a detailed formal plan for restructure and a demonstrated commitment to that plan.

     Provision for Restructuring (2000)

     In June 2000 the Group acquired a 100% interest in the Colonial Limited Group of companies. This resulted in consequent restructuring requirements within Commonwealth Bank’s existing business. The provision for restructuring covers the integration of the Colonial operations into the existing Group and rationalisation of existing processing and administrative functions. The principal costs associated with this programme were in the area of redundancy, property and systems. Refer Note 20 for further details on the Colonial acquisition.

     Restructuring Costs (2000)

     The integration of Colonial into the Group’s structure resulted in an expense for restructuring of $106 million ($86 million after tax) being charged to the Bank’s result in the year ending 30 June 2000.

(aa) Provision for self insurance

     The provision for self insurance covers certain non lending losses and non transferred insurance risks. Actuarial reviews are carried out at regular intervals with provisioning effected in accordance with actuarial advice.

(bb) Debt issues

     Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes which are recorded at cost or amortised cost. Premiums, discounts and associated issue expenses are amortised through profit and loss each year from the date of issue so that securities attain their redemption values by maturity date.

     Interest is charged against profit as incurred. Any profits or losses arising from redemption prior to maturity are taken to profit in the period in which they are realised.

     Further details of the Group’s debt issues are shown in Note 26.

(cc) Bills payable and other liabilities

     Bills payable and other liabilities includes all other financial liabilities and includes interest, fees, market revaluation of trading derivatives and other unrealised expenses payable and securities purchased not delivered.

     These liabilities are recorded at the cash value to be realised when settled.

(dd) Loan capital

     Loan capital is debt issued by the Group with terms and conditions, such as being undated or subordinated, which qualify the debt issue for inclusion as capital under APRA. Loan capital debt issues are recorded at cost or amortised cost.

     Premiums, discounts and associated issue expenses are amortised through profit each year from the date of issue so that securities attain their redemption values by maturity date. Interest is reflected in profit as incurred. Any profits or losses arising from redemption prior to maturity are taken to profit in the period in which they are realised.

     Further details of the Group’s loan capital debt issues are shown in Note 28.

(ee)  Shareholders’ equity

     Ordinary share capital is the amount of paid up capital from the issue of ordinary shares.

     Preference Share Capital is the amount of paid up capital from the issue of preference shares.

     General reserve is derived from revenue profits and is available for dividend except for undistributable profits in respect of the Group’s life insurance businesses of $2,905 million, including the appraisal value uplift (2002:$3,150 million and 2001:$2,699 million).

     Capital reserve is derived from capital profits and is available for dividend.

     Dividend reinvestment plan reserve is appropriated from revenue profits when the Bank is expecting to satisfy the dividend reinvestment by the issue of new shares. The amount of the reserve represents the estimate of the minimum expected amount that will be reinvested in the Bank’s dividend reinvestment plan. The allotment of shares under the plan is subsequently applied against the reserve. This accounting treatment reflects the probability that a fairly stable proportion of the Bank’s final dividend will be reinvested in equity via the dividend reinvestment plan. No entry is passed to this reserve when the Bank has determined to satisfy the dividend reinvestment by an on market purchase of existing shares.

     Further details of share capital, outside equity interests and reserves are shown in Notes 29, 30 and Statements of Changes in Shareholders’ Equity.

(ff) Derivative financial instruments

     The Group enters into a significant volume of derivative financial instruments that include foreign exchange contracts, forward rate agreements, futures, options and interest rate, currency, equity and credit swaps. Derivative financial instruments are used as part of the Group’s trading activities and to hedge certain assets and liabilities.

     Derivative financial instruments held or issued for trading purposes

     Traded derivative financial instruments are recorded at net fair value based on quoted market prices, broker or dealer price quotations. A positive revaluation amount of a contract is reported as an asset and a negative revaluation amount of a contract as a liability. Changes in net fair value are reflected in profit immediately they occur.

     Derivative financial instruments held or issued for purposes other than trading

     The principal objective in holding or issuing derivative financial instruments for purposes other than trading is to manage balance sheet interest rate, exchange rate and credit risk associated with certain assets and liabilities such as loans, investment securities, deposits and debt issues. To be effective as hedges, the derivatives are identified and allocated against the underlying hedged item or class of items and generally modify the interest rate, exchange rate or credit characteristics of the hedged asset or liability. Such derivative financial instruments are purchased with the intent of being held to maturity. Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

     Swaps

     Interest rate swap receipts and payments are accrued to profit as interest of the hedged item or class of items being hedged over the term for which the swap is effective as a hedge of that designated item. Premiums or discounts to market interest rates that are received or made in advance are deferred and amortised to profit over the term for which the swap is effective as a hedge of the underlying hedged item or class of items.

     Similarly with cross currency swaps, interest rate receipts and payments are brought to account on the same basis outlined in the previous paragraph. In addition, the initial principal flows are reported net and revalued to market at the current market exchange rate. Revaluation gains and losses are taken to profit against revaluation losses and gains of the underlying hedged item or class of items.

     Credit default swaps are utilised to manage credit risk in the asset portfolio. Premiums are accrued to profit and loss as interest of the hedged item or class of items being hedged over the term for which the instrument is effective as a hedge. Any principal cash flow on default is brought to account on the same basis as the designated item being hedged. Credit default swaps held at balance date are immaterial.

     Equity swaps are utilised to manage the risk associated with both the capital investment in equities and the related yield. These swaps enable the income stream to be reflected in profit and loss when earned. Any capital gain or loss at maturity of the swap is brought to account on the same basis as the underlying equity being hedged.

     Forward rate agreements and futures

     Realised gains and losses on forward rate agreements and futures contracts are deferred and included as part of the carrying value of the hedged item or class of items being hedged. The cash flow is amortised to profit as interest of the hedged item or class of items being hedged over the term for which the instrument is effective as a hedge.

     Options

     Where options are utilised in the management of balance sheet risk, premiums on options and any realised gains and losses on exercise are deferred and included as part of the carrying value of the hedged item or class of items being hedged. The cash flows are amortised to profit as interest of the hedged item or class of items being hedged over the term for which the instrument is effective as a hedge.

     Early termination

     Where a derivative instrument hedge is terminated prior to its ‘maturity date’, realised gains and losses are deferred and included as part of the carrying value of the hedged item or class of items being hedged.

     The cash flows are amortised to profit as interest of the hedged item or class of items being hedged over the period for which the hedge would have been effective. Where the underlying hedged item or class of items being hedged ceases to exist, the derivative instrument hedge is terminated and realised and unamortised gains or losses taken to profit and loss.

     Further information on derivative financial instruments is shown in Note 39.

(gg)  Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued

     These financial instruments generally relate to credit risk and attract fees in line with market prices for similar arrangements. They are not sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. They are recorded as contingent liabilities at their face value. Further information is shown in Note 38.

(hh) Revenue recognition

     Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and commissions.

     Interest income

     Interest income is reflected in profit when earned on an accrual basis. Further information is included in Notes 1(k) Investment securities, 1(m) Loans, advances and other receivables and 1(n) Leasing and leveraged leasing.

     Lending fees

     Material non refundable front end loan fees that are yield related and do not represent cost recovery, are taken to profit over the period of the loan. Associated costs incurred in these lending transactions are deferred and netted against yield related loan fees. Where non refundable front end loan fees are received that represent cost recovery or charges for services not directly related to the yield on a loan, they are taken to income in the period in which they are received. Where fees are received on an ongoing basis and represent the recoupment of the costs of maintaining and administering existing loans, these fees are taken to income on an accrual basis.

     Commission and other fees

     When commission charges and fees relate to specific transactions or events, they are recognised as income in the period in which they are received. However, when they are charged for services provided over a period, they are taken to income on an accrual basis.

     Other income

     Trading income is brought to account when earned based on changes in net fair value of financial instruments and recorded from trade date. Further information is included in Notes 1(e) Foreign currency translations, 1(j) Trading securities and 1 (ff) Derivative financial instruments. Life insurance business income recognition is explained in Note 1(ii) below.

(ii) Life Insurance Business

     The Group’s life insurance business is accounted for in accordance with the requirements of Accounting Standard AASB 1038: Life Insurance Business, which is summarised below:

(i)	All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policyholders or to shareholders.

(ii)	All assets are measured at net market values.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

(iii)	All liabilities are measured at net present values. Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Other Liabilities are measured at net present value at reporting date.

(iv)	Any life insurers within the Group that are parent entities recognise and disclose any excess or deficiency of the net market values of interests in subsidiaries over the net assets of those subsidiaries as an item in the financial report of the life insurer economic entity.

(v)	Premiums and claims are separated on a product basis into their revenue, expense and change in liability components unless the separation is not practicable or the components cannot be reliably measured.

(vi)	Returns on all investments controlled by a life insurer entity in the Group are recognised as revenues.

(vii)	Participating benefits vested in relation to the financial year, other than transfers from unvested policyholder benefits liabilities, are recognised as expenses.

(viii)	Reinsurance contracts entered into are recognised on a gross basis.

     The Group conducts life insurance business through Commonwealth Insurance Holdings Limited (CIHL), Commonwealth Life Limited (CLL) and The Colonial Mutual Life Assurance Society Limited (CMLA) in Australia, ASB Life Assurance Limited (ASB Life), Sovereign Assurance Company, Metropolitan Life Assurance Company of NZ Limited and Colonial Holding Company No2 (NZ) Limited in New Zealand and several subsidiaries and joint ventures throughout Asia. CIHL, CMLA and ASB Life are the top tier life insurance companies within the life insurance corporate structure and they value their interests at market in their controlled entities at each reporting date. Refer Note 1(pp) for details of corporate restructure after 30 June 2003.

     Accounting policies and disclosures specific to life insurance business are required under AASB 1038. These are provided in this note and Notes 16, 21 and 34.

     Premiums and Claims

(i)	Investment linked business

Premiums received, which are in the nature of investment deposits, have the fee portion of the premium recognised as revenue and the deposit portion recognised as an increase in policy liabilities. Premiums with no due date are recognised on a cash received basis. Fees earned by the Shareholder for managing the funds invested are recognised as revenue. Claims under investment linked businesses represent withdrawals of investment deposits and are recognised as a reduction in policy liabilities.

(ii)	Non-investment linked business

Premiums received for providing services and bearing risks are recognised as revenue. Premiums with a regular due date are recognised as revenue on an accruals basis. Non-investment linked claims are recognised as an expense when a liability has been established.

     Market Value Accounting

     All assets are valued at net market value (NMV) and all liabilities at net present value at balance date. Consistent with the principles of market value accounting, movements in the net market value of assets and net present value of liabilities during the period are immediately recognised in profit.

     Life Insurance Investment Assets

     Investments are measured at net market values at balance date. Listed securities are valued at the price ruling at balance date. Where no quoted market exists, the Directors adopt various methods determined by internal and external valuers. In these cases the values are deemed equivalent to net market value. Details of particular methods adopted are as follows:

•	Valuation of the investment in the life insurance controlled entities is based on the appraisal value. The appraisal value comprises the present value of future profits from in force business, the estimated value of profits from future business and the shareholders interest in the net worth of the life insurance Statutory and Shareholder Funds.

•	Non life insurance controlled entities are valued using a discounted cash flow method applied to anticipated future income streams, allowing for assumptions about future sales growth, redemptions, expenses, investment returns and fee margins. This method allows the values so calculated to be expressed in the form of appraisal values, consistent with those calculated for the life insurance controlled entities. Valuation of the investment in the non life insurance controlled entities is then based on these calculated appraisal values as at reporting date.

•	Properties are valued annually by qualified independent valuers.

     Excess of Net Market Value over Net Assets of Controlled Entities

     Interests in controlled entities held by the life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at market value.

     On consolidation the investment in controlled entities is eliminated and the excess of market value of controlled entities over their underlying net assets is separately recognised in Other Assets (Note 21) on the balance sheet as ‘Excess of Net Market Value over Net Tangible Assets of Life Insurance Controlled Entities’. This amount is assessed periodically as part of the valuation of investments with changes in value taken to profit. This excess does not require amortisation in the financial statements.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

     Life Insurance Policy Liabilities and Margin on Services Profit

     Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way that allows for the systematic release of planned profit margins as services are provided to policyowners and the revenues relating to those services are received. Selected profit carriers including premiums and anticipated annuity payments are used to determine profit recognition.

     Profit

     Life insurance business operating under this profit recognition methodology can be analysed as follows:

(i)	Emergence of planned profit margins:

In setting premium rates, life insurers will include planned margins of revenues over expenses. When the life insurer has performed the services necessary to establish a valid claim to those margins and has received the revenues relating to those services, the planned margins are recognised in profit. Where actual experience replicates planned margin assumptions, the planned profit margin will be released over the life of the policy.

(ii)	Difference between actual and planned experience:

Experience profits/(losses) are realised where actual experience differs from the expected performance used to determine planned margins. Circumstances giving rise to experience profits/(losses) include experience variations in claims, expenses, mortality, discontinuance and investment returns. For example, an experience profit will emerge when the expenses of maintaining all in force business in a year are lower than those allowed for in the planned margin.

(iii)	Loss recognition on groups of related products or reversals of previously recognised losses:

Where future expenses for a group of related products exceeds future revenues, the anticipated loss is recognised immediately. If unprofitable business becomes profitable, previously recognised losses are reversed immediately.

(iv)	Investment earnings on assets in excess of policy liabilities:

Investment assets are held in excess of those required to meet policy liabilities. Investment earnings are directly influenced by market conditions and as such this component of profit will vary from year to year.

     Participating Policies

     Policy liabilities attributable to participating policies include the value of future planned shareholder profit margins and an allowance for future supportable bonuses. The value of supportable bonuses and planned shareholder profit margins account for all profit on participating policies based on best estimate assumptions.

     Under Margin on Services profit recognition methodology, the value of supportable bonuses and the shareholder profit margin relating to a reporting year will emerge as planned profits in that year.

     Policy Acquisition Costs

     Policy acquisition costs include the fixed and variable costs of acquiring new business. These costs are effectively deferred through the determination of policy liabilities at the balance date to the extent that they are deemed recoverable from premium or policy charges. Deferred acquisition costs are effectively amortised over the life of the policy.

(jj) Loan Securitisation

     The Group conducts a loan securitisation program through which it packages and sells loans as securities to investors. For its services to the program, the Group receives fees such as loan servicing, program management and trustee fees on an arms length basis. Fee income is recognised in income on an accruals basis in relation to the period in which the costs of providing these services are incurred.

     Interest rate swaps and liquidity facilities are provided at arms length to the program by the Group in accordance with APRA Prudential Guidelines.

     The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met.

     Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins, future cash flows cannot be reliably measured. Therefore, no asset/liability or gain/loss on sale of the loans has been recognised. The residual income is recognised in Other Income when receivable. Interest rates swaps are recognised in income on an accruals basis.

(kk) Fiduciary activities

     The Bank and designated controlled entities act as Trustee and/or Manager and/or Custodian for a number of Wholesale, Superannuation and Investment Funds, Trusts and Approved Deposit Funds. Further details are shown in Note 38.

     The assets and liabilities of these Trusts and Funds are not included in the consolidated financial statements as the Bank does not have direct or indirect control of the Trusts and Funds as defined by AASB 1024. Commissions and fees earned in respect of the activities are included in the profit of the Group and the designated controlled entity.

(ll) Superannuation plans

     The Group sponsors a range of superannuation plans for its employees. The assets and liabilities of these plans are not included in the consolidated financial statements.

     The superannuation contributions expense principally represents the annual funding, determined after having regard to actuarial advice, to provide for future obligations of defined benefit plans. Contributions to all superannuation plans are made in accordance with the rules of the plans.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

(mm) Comparative figures

     Where necessary, comparative figures have been adjusted to conform with changes in presentation in these financial statements.

     Statement of Financial Performance and Segment Reporting

     A part of the business previously reported under the Life Insurance segment namely Commonwealth and Colonial Products and part of the ASB business, is now reported under the funds management segment. Management believes that this classification more appropriately represents the industry segments in which the Commonwealth Bank operates. Prior period numbers have been reclassified accordingly.

     Share Based Compensation

     Share based compensation has been included as a new line item of expense within the Statement of Financial Performance and Note 2 Operating Profit which has resulted in the reclassification of part of the salaries and wages expense in prior periods. Refer Note 1(a) for further details.

(nn) Definitions

     ‘Overseas’ represents amounts booked in branches and controlled entities outside Australia.

     ‘Borrowing Corporation’ as defined by Section 9 of the Corporations Act 2001 is CBFC Limited, Colonial Finance Limited and their controlled entities.

     ‘Net Fair Value’ represents the fair or market value adjusted for transaction costs.

     ‘Cash Basis’ is defined as net profit after tax and outside equity interest before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift.

(oo)  Policy Changes (2001)

     The Group adopted the requirements at AASB 1038: Life Insurance Business for the first time from 1 July 1999, refer note 1 (ii). From 1 July 2000 outside equity interests in managed investment funds controlled by the life insurance statutory funds have been brought to account. As a result life insurance investment assets and outside equity interests increased by $1,458 million at 30 June 2001 ($588 million at 30 June 2000). This change had no impact on operating profit after tax attributable to the Bank. Comparative figures were restated.

     The Group elected to apply revised accounting standard AASB 1005: Segment Reporting from 1 July 2000, prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001, refer Note 33.

     The Group elected to apply revised accounting standard AASB 1041: Revaluation of Non-Current Assets from 1 July 2000, prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001, refer Note 19.

(pp) Subsequent events

     Corporate Restructure

     The Group is in the process of a corporate restructure of the legal entities involved in the Funds Management and Life Insurance operations within Australia. The corporate restructure involves:

•	Transferring the Life Insurance business of Commonwealth Life Limited to The Colonial Mutual Life Assurance Society Limited (on 1 July 2003);

•	Transferring the former Commonwealth Life Insurance and Funds Management companies into the Colonial sub-group of companies (during July and August 2003); and

•	Simplifying the corporate structure within the Colonial sub-group of companies (ongoing, to be substantially completed by December 2003). The restructure will:

•	Align the corporate structure and the management structure; and

•	Simplify the corporate structure, increasing transparency for investors, regulators and creditors.

     There is no material effect on the regulatory capital position of the Bank, or of any of the life insurance companies, the general insurance company or the funds management companies arising directly from the restructure.

     Issue of Trust Preferred Securities

     On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD550m (AUD824m) of trust preferred securities into the US capital markets. The securities will qualify as Tier 1 capital of the Bank. Refer to Note 29 for further details.

     Transformation Program

     On 19 September 2003, the Group announced its ‘Which new Bank’ customer service vision. This vision is based on what customers have said they want from the Bank: “Know me, give me what I want and do it reliably”. To achieve this vision, a 3-year major cultural transformation program is planned, aiming to empower, motivate and skill people and simplify processes.

     Capitalisation of Computer Software

     As part of the Transformation Program launched on 19 September 2003, the Group announced that it has tightened the criteria for capitalisation of computer software costs within the respective accounting policy. This will result in $215 million of the net amortised computer software costs of $248 million at 30 June 2003 being expensed during Financial Year 2004.

Notes to the financial statements

NOTE 2 Operating Profit

Profit from ordinary activities before income tax has been determined as follows:

			GROUP		BANK
	2003	2002	2001	2003	2002
	$M	$M	$M	$M	$M

Interest Income
Loans	10,084	9,231	10,253	8,077	7,533
Other financial institutions	233	165	280	70	95
Cash and liquid assets	137	142	110	135	137
Trading securities	454	359	548	362	276
Investment securities	579	517	655	256	255
Dividends on redeemable preference shares	41	41	54	—	(6)
Controlled entities	—	—	—	577	380

Total Interest Income	11,528	10,455	11,900	9,477	8,670

Interest Expense
Deposits	4,732	4,256	5,063	3,795	3,409
Other financial institutions	198	193	328	197	205
Debt issues	1,352	1,064	1,661	889	601
Controlled entities	—	—	—	243	265
Loan capital	220	232	374	212	227

Total Interest Expense	6,502	5,745	7,426	5,336	4,707

Net Interest Income	5,026	4,710	4,474	4,141	3,963

Other Operating Income
Lending fees	652	618	602	599	580
Commission and other fees	1,423	1,242	1,173	1,157	1,309
Trading income
Foreign exchange earnings	200	243	222	175	216
Trading securities	190	113	140	162	92
Other financial instruments (incl derivatives)	112	133	64	112	133
Dividends - controlled entities	—	—	—	577	969
- other	4	5	14	2	3
Net gain (loss) on investments and loans	(9)	78	56	(9)	295
Net profit on sale of property, plant and equipment	22	12	25	13	11
Funds management income	1,042	1,147	1,204	—	—
Life insurance income	634	659	765	—	—
General insurance premium income	116	119	107	—	—
Less general insurance claims paid	(75)	(66)	(57)	—	—
Other	62	55	35	566	332

Total Other Operating Income	4,373	4,358	4,350	3,354	3,940

Total Net Operating Income before appraisal value (reduction)/uplift	9,399	9,068	8,824	7,495	7,903

Charge for Bad and Doubtful Debts (Note 13)
General provisions	305	449	385	266	405

Total Charge for Bad and Doubtful Debts	305	449	385	266	405

Notes to the financial statements

NOTE 2 Operating Profit

			GROUP		BANK
	2003	2002	2001	2003	2002
	$M	$M	$M	$M	$M

Staff Expenses
Salaries and wages	2,106	2,016	2,043	1,694	1,697
Superannuation contributions	13	11	12	(3)	2
Provisions for employee entitlements	11	44	39	5	42
Payroll tax	107	92	99	95	83
Fringe benefits tax	26	32	48	24	30
Other staff expenses	120	132	116	78	43

Recurrent expenses	2,383	2,327	2,357	1,893	1,897
Restructuring	155	—	—	155	—

Total Staff Expenses	2,538	2,327	2,357	2,048	1,897

Share Based Compensation	119	63	3	118	62

Occupancy and Equipment Expenses
Operating lease rentals	354	324	329	289	295
Depreciation
Buildings	24	26	29	20	23
Leasehold improvements	51	47	45	41	37
Equipment	53	55	76	22	26
Repairs and maintenance	58	56	60	49	51
Other	69	70	65	52	26

Recurrent expenses	609	578	604	473	458
Restructuring	3	—	—	3	—

Total Occupancy and Equipment Expenses	612	578	604	476	458

Information Technology Services
Projects and development	195	189	191	166	167
Data processing	255	275	256	227	256
Desktop	161	155	145	159	154
Communications	171	175	171	144	148
Software amortisation	78	44	25	71	38

Recurrent expenses	860	838	788	767	763
Restructuring	30	—	—	30	—

Total Information Technology Services	890	838	788	797	763

Other Expenses
Postage	109	111	108	96	95
Stationery	118	104	104	90	86
Fees and commissions	551	609	524	210	279
Advertising, marketing and loyalty	276	256	252	221	203
Other	312	315	430	154	139

Recurrent expenses	1,366	1,395	1,418	771	802
Restructuring	26	—	—	26	—

Total Other Expenses	1,392	1,395	1,418	797	802

Total Operating Expenses before goodwill amortisation	5,551	5,201	5,170	4,236	3,982

Appraisal value (reduction)/uplift	(245)	477	474	—	—
Goodwill amortisation	(322)	(323)	(338)	(186)	(186)

Profit from ordinary activities before income tax	2,976	3,572	3,405	2,807	3,330

Strategic initiatives and ESAP expenses comprise:
Restructuring expenses – as above	214	—	—	214	—
Employee compensation (ESAP) – Note 1(a)	45	—	—	45	—

	259			259

Notes to the financial statements

NOTE 3 Revenue from Ordinary Activities

			GROUP		BANK
	2003	2002	2001	2003	2002
	$M	$M	$M	$M	$M

Banking
Interest income	11,528	10,455	11,900	9,477	8,670
Fees and commissions	2,075	1,860	1,775	1,756	1,889
Trading income	502	489	426	449	441
Dividends	4	5	14	579	972
Proceeds from sale of property, plant and equipment	72	109	157	65	78
Proceeds from sale of investments and loans	56	609	28	2	836
Other income	94	108	85	566	334

	14,331	13,635	14,385	12,894	13,220

Funds Management and Life Insurance
Funds management income including premiums	1,125	1,083	1079	—	—
Life insurance premiums and related income	1,011	866	695	—	—
Investment income	628	(100)	1,698	—	—

	2,764	1,849	3,472	—	—

Appraisal value uplift(1)
- recurrent basis	—	330	474	—	—
- corporate restructure of funds management business	—	147	—	—	—

	—	477	474	—	—

Total revenue from ordinary activities	17,095	15,961	18,331	12,894	13,220

There were no sources of revenue from non-operating activities.

(1)	Appraisal value reduction of $ 245 million for year ended 30 June 2003.

Notes to the financial statements

NOTE 4 Average Balances and Related Interest

     The table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rates for each of 2001, 2002 and 2003. Averages used are predominantly daily averages. The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted in the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

	2003			2002			2001
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Full Year Ended	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Earning Assets and Interest Income
Cash and liquid assets
Australia	3,293	133	4.0	4,290	138	3.2	2,428	107	4.4
Overseas	813	4	0.5	285	4	1.4	273	3	1.1
Receivables due from other financial institutions
Australia	2,446	79	3.2	1,822	69	3.8	2,658	159	6.0
Overseas	3,734	154	4.1	2,663	96	3.6	1,595	121	7.6
Deposits with regulatory authorities
Australia	—	—	n/a	—	—	n/a	—	—	n/a
Overseas	56	—	n/a	174	—	n/a	29	—	n/a
Trading securities
Australia	7,360	326	4.4	5,138	248	4.8	5,616	387	6.9
Overseas	3,395	128	3.8	2,698	111	4.1	2,587	161	6.2
Investment securities
Australia	4,240	261	6.2	3,774	211	5.6	3,244	242	7.5
Overseas	8,062	318	3.9	7,339	306	4.2	6,268	413	6.6
Loans, advances and other receivables
Australia	131,746	8,496	6.4	123,006	7,984	6.5	118,917	8,983	7.6
Overseas	23,125	1,629	7.0	19,445	1,288	6.6	16,992	1,317	7.8
Other interest earning assets	—	—	n/a	—	—	n/a	—	7	n/a
Intragroup loans
Australia	—	—	n/a	—	—	n/a	—	—	n/a
Overseas	3,604	31	0.9	3,232	65	2.0	3,198	191	6.0

Average interest earning assets and interest income including intragroup	191,874	11,559	6.0	173,866	10,520	6.1	163,805	12,091	7.4
Intragroup eliminations	(3,604)	(31)	0.9	(3,232)	(65)	2.0	(3,198)	(191)	6.0

Total average interest earning assets and interest income	188,270	11,528	6.1	170,634	10,455	6.1	160,607	11,900	7.4

Average Non-Interest Earning Assets
Bank acceptances
Australia	13,144			11,965			12,074
Overseas	53			66			109
Life insurance investment assets
Australia	26,333			26,853			26,580
Overseas	4,070			4,129			3,062
Property, plant and equipment
Australia	627			681			1,024
Overseas	197			203			240
Other assets
Australia	24,046			23,617			21,676
Overseas	3,303			3,411			1,835
Provisions for impairment
Australia	(1,497)			(1,546)			(1,493)
Overseas	(150)			(143)			(84)

Total average non-interest earning assets	70,126			69,236			65,023

Total Average Assets	258,396			239,870			225,630

Percentage of total average assets applicable to overseas operations	19.5%			18.1%			16.0%

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

Average Liabilities and Interest Expense

	2003			2002			2001
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Full Year Ended	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Bearing Liabilities and Loan Capital and Interest Expense
Time deposits
Australia	45,674	1,956	4.3	41,283	1,901	4.6	42,226	2,519	6.0
Overseas	14,255	876	6.1	12,479	761	6.1	9,882	711	7.2
Savings deposits
Australia	32,780	492	1.5	32,078	412	1.3	27,835	603	2.2
Overseas	2,788	100	3.6	2,444	82	3.4	2,027	83	4.1
Other demand deposits
Australia	34,043	1,230	3.6	29,517	1,037	3.5	23,813	1,064	4.5
Overseas	2,906	78	2.7	2,386	63	2.6	1,911	62	3.2
Payables due to other financial institutions
Australia	1,752	34	1.9	2,043	65	3.2	1,271	65	5.1
Overseas	6,712	164	2.4	5,320	128	2.4	4,238	263	6.2
Debt issues
Australia	17,651	1,047	5.9	14,578	800	5.5	17,130	1,099	6.4
Overseas	10,738	305	2.8	9,398	264	2.8	9,965	562	5.6
Loan capital
Australia	5,234	212	4.1	5,491	227	4.1	5,564	367	6.6
Overseas	204	8	3.9	88	5	5.7	116	7	6.0
Other interest bearing liabilities	—	—	n/a	—	—	n/a	—	21	n/a
Intragroup borrowings
Australia	3,604	31	0.9	3,232	65	2.0	3,198	191	6.0
Overseas	—	—	n/a	—	—	n/a	—	—	n/a

Average interest bearing liabilities and loan capital and interest expense including intragroup	178,341	6,533	3.7	160,337	5,810	3.6	149,176	7,617	5.1
Intragroup eliminations	(3,604)	(31)	0.9	(3,232)	(65)	2.0	(3,198)	(191)	6.0

Total average interest bearing liabilities and loan capital and interest expense	174,737	6,502	3.7	157,105	5,745	3.7	145,978	7,426	5.1

Non-Interest Bearing Liabilities
Deposits not bearing interest
Australia	4,784			5,424			6,034
Overseas	871			705			608
Liability on acceptances
Australia	13,146			11,965			12,077
Overseas	53			66			109
Life insurance policy liabilities
Australia	20,828			23,092			23,584
Overseas	3,596			3,457			2,617
Other liabilities
Australia	16,034			14,628			13,536
Overseas	2,739			3,026			2,890

Total average non-interest bearing liabilities	62,051			62,363			61,455

Total average liabilities and loan capital	236,788			219,468			207,433
Shareholders’ equity	21,608			20,402			18,197

Total average liabilities, loan capital and shareholders’ equity	258,396			239,870			225,630

Percentage of total average liabilities applicable to overseas operations	18.9%			17.9%			16.6%

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

	30/06/03 vs 30/06/02			30/06/02 vs 30/06/01
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(36)	31	(5)	71	(40)	31
Overseas	5	(5)	—	—	1	1
Receivables due from other financial institutions				—	—	—
Australia	22	(12)	10	(41)	(49)	(90)
Overseas	41	17	58	60	(85)	(25)
Trading securities				—	—	—
Australia	103	(25)	78	(28)	(111)	(139)
Overseas	27	(10)	17	6	(56)	(50)
Investment securities				—	—	—
Australia	27	23	50	35	(66)	(31)
Overseas	29	(17)	12	58	(165)	(107)
Loans, advances and other receivables				—	—	—
Australia	565	(53)	512	287	(1,286)	(999)
Overseas	251	90	341	176	(205)	(29)
Other interest earning assets	—	—	—	—	(7)	(7)
Intragroup loans				—	—	—
Australia	—	—	—	—	—	—
Overseas	5	(39)	(34)	1	(127)	(126)

Change in interest income including intragroup	1,056	(17)	1,039	656	(2,227)	(1,571)
Intragroup eliminations	(5)	39	34	(1)	127	126

Change in interest income	1,080	(7)	1,073	679	(2,124)	(1,445)

Interest Bearing Liabilities and Loan Capital
Time deposits
Australia	195	(140)	55	(50)	(568)	(618)
Overseas	108	7	115	171	(136)	35
Savings deposits
Australia	10	70	80	73	(264)	(191)
Overseas	12	6	18	16	(17)	(1)
Other demand deposits
Australia	161	32	193	228	(255)	(27)
Overseas	14	1	15	14	(13)	1
Payables due to other financial institutions
Australia	(7)	(24)	(31)	32	(32)	—
Overseas	34	2	36	47	(182)	(135)
Debt issues
Australia	175	72	247	(152)	(147)	(299)
Overseas	38	3	41	(24)	(274)	(298)
Loan capital
Australia	(11)	(4)	(15)	(4)	(136)	(140)
Overseas	6	(3)	3	(2)	—	(2)
Other interest bearing liabilities	—	—	—	—	(6)	(6)
Intragroup borrowings
Australia	5	(39)	(34)	1	(127)	(126)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	666	57	723	503	(2,310)	(1,807)
Intragroup eliminations	(5)	39	34	(1)	127	126

Change in interest expense	650	107	757	486	(2,167)	(1,681)

Change in net interest income	479	(163)	316	278	(42)	236

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

Changes in Net Interest Income: Volume and Rate Analysis

     The preceding table shows the movement in interest income and expense due to changes in volume and changes in interest rates. Volume variances reflect the change in interest from the prior period due to movement in the average balance. Rate variance reflects the change in interest from the prior year due to changes in interest rates.

     Volume and rate variance for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

			GROUP
	2003	2002	2001
	$M	$M	$M

Net interest income	5,026	4,710	4,474
Average interest earning assets	188,270	170,634	160,607

Interest Margins and Spreads

     Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

     Interest margin represents net interest income as a percentage of average interest earning assets. The calculations for Australia and Overseas include intragroup cross border loans/borrowings and associated interest.

	2003	2002	2001
	%	%	%

Australia
Interest Spread (1)	2.68	2.75	2.56
Benefit of net free liabilities, provisions and equity (2)	0.20	0.25	0.43

Australia Interest Margin (3)	2.88	3.00	2.99

Overseas
Interest Spread (1)	1.22	1.16	1.06
Benefit of net free liabilities, provisions and equity (2)	0.50	0.43	0.55

Overseas Interest Margin (3)	1.72	1.59	1.61

Group
Interest Spread (1)	2.40	2.47	2.32
Benefit of net free liabilities, provisions and equity (2)	0.27	0.29	0.46

Group Interest Margin (3)	2.67	2.76	2.78

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by net interest free liabilities and shareholders’ equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the period.

Notes to the financial statements

NOTE 5 Income Tax Expense

     Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on operating profit.

			GROUP		BANK
	2003	2002	2001	2003	2002
	$M	$M	$M	$M	$M

Operating profit from ordinary activities before income tax
Banking	3,187	2,884	2,512	2,993	3,516
Funds Management	206	399	478	—	—
Life insurance	150	135	279	—	—
Appraisal value (reduction)/uplift	(245)	477	474	—	—
Goodwill amortisation	(322)	(323)	(338)	(186)	(186)

	2,976	3,572	3,405	2,807	3,330

Prima facie income tax at 30% (30 June 2001: 34%)
Banking	956	866	853	898	1,055
Funds Management	62	120	163	—	—
Life insurance	45	40	95	—	—
Appraisal value (reduction)/uplift	(73)	143	161	—	—
Goodwill amortisation	(97)	(97)	(114)	(56)	(56)

	893	1,072	1,158	842	999

Add (or deduct) permanent differences expressed on a tax effect basis:
Current Period
Tax rate change	—	—	3	—	—
Specific provisions for offshore bad and doubtful debts not tax effected	13	(3)	8	8	(7)
Taxation rebates (net of accruals)	(36)	(24)	(35)	(146)	(308)
Tax adjustment referable to policyholder income	(66)	(25)	62	—	—
Non assessable income - life insurance surplus	(18)	(25)	(43)	—	—
Change in excess of net market value over net assets of life insurance controlled entities	73	(143)	(161)	—	—
Non deductible goodwill amortisation	97	97	115	56	56
Non assessable capital gains	—	—	(38)	—	(68)
Tax losses recognised	(18)	(35)	(65)	—	(35)
Employee share acquisition plan	—	(8)	(8)	—	(8)
Other	20	17	26	(52)	36

	65	(149)	(136)	(134)	(334)

Prior Periods
Other	—	(7)	(29)	—	—

Total income tax Expense	958	916	993	708	665

Income tax attributable to operating profit
Banking	938	816	705	708	665
Funds management	54	96	104	—	—
Life insurance	24	40	90	—	—

Corporate tax	1,016	952	899	708	665
Policyholder tax	(58)	(36)	94	—	—

Total Income Tax Expense	958	916	993	708	665

Income tax expense comprises:
Current taxation provision	917	1,385	820	625	814
Deferred income (benefit)/tax provision	(24)	(408)	193	42	(129)
Future income tax benefit	45	(86)	(35)	35	(28)
Notional tax expense - leveraged leases	22	12	11	6	5
Other	(2)	13	4	—	3

Total Income Tax Expense	958	916	993	708	665

The components of income tax expense consist of the following:
Current Australia	853	1,239	765	610	811
Overseas	112	146	55	15	3

	965	1,385	820	625	814

Deferred Australia	(1)	(403)	168	83	(149)
Overseas	(6)	(66)	5	—	—

	(7)	(469)	173	83	(149)

Notes to the financial statements

NOTE 5 Income Tax Expense continued

			GROUP		BANK
	2003	2002	2001	2003	2002
	$ M	$M	$M	$M	$M

The significant temporary differences are as follows:
Deferred income tax assets arising from:
Provisions not tax deductible until expense incurred	353	337	488	242	257
Other	172	288	206	70	52

Future income tax benefits (Note 21)	525	625	694	312	309

Deferred income tax liabilities arising from:
Leveraged leasing	302	240	328	116	34
Lease financing	96	100	149	2	23
Other	16	240	625	44	95

Total deferred income tax liabilities (Note 24)	414	580	1,102	162	152

Future income tax benefits attributable to tax losses carried forward as an asset	36	124	—	—	—

Future income tax benefits not taken to account
Valuation allowance
Opening balance	168	146	173	132	121
Prior year adjustments	(34)	(8)	(2)	(71)	(10)
Benefits now taken to account	(18)	(27)	(65)	(17)	(27)
Benefits arising during the year not recognised	26	57	40	18	48

Closing balance (Note 21)	142	168	146	62	132

Tax Consolidation

     Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. At the date of this report, the directors of Commonwealth Bank of Australia have not made a decision whether or not to elect to be taxed as a single entity. In the event that the tax consolidation system is implemented, Commonwealth Bank of Australia has agreed to reimburse their wholly-owned subsidiaries which form part of the consolidated tax group for the net deferred tax assets that remain at implementation date. Alternatively where there exists a net tax liability, wholly-owned subsidiaries will compensate Commonwealth Bank of Australia. In future years, should the Bank enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group. Tax balances for the consolidated tax group will be recorded in the financial statements of the Commonwealth Bank of Australia.

Notes to the financial statements

NOTE 6 Dividends

	GROUP			BANK
	2003	2002	2001	2003	2002
	$M	$M	$M	$M	$M

Ordinary Shares
Interim ordinary dividend (fully franked) (2003: 69 cents, 2002: 68 cents, 2001: 61 cents)
Provision for interim ordinary dividend - cash component only	699	693	642	699	852
Provision for interim ordinary dividend - dividend reinvestment plan	166	159		166
Declared final ordinary dividend (fully franked) (2003: nil provided, 2002: 82 cents, 2001: 75 cents)
Provision for final ordinary dividend - cash component only	—	832	765	—	1,027
Provision for final ordinary dividend - dividend reinvestment plan		195		—
Other provision	—	—	5	—	—
Preference Shares
Preference dividends paid (fully franked) (2003: 1,019 cents, 2002: 970 cents, 2001: 261 cents)	28	26	—	28	26
Provision for preference dividend	8	8	9	8	8

Dividends provided for or paid	901	1,913	1,421	901	1,913

Appropriations to Dividend Reinvestment Plan Reserve
Interim ordinary dividend	—	—	131	—	—
Final ordinary dividend	—	—	168	—	—

Dividends appropriated to Dividend Reinvestment Plan Reserve	—	—	299	—	—

Total Dividends Provided for, Reserved or Paid	901	1,913	1,720	901	1,913

Other provision carried	4	5	—	4	5
Dividends proposed and not recognised as a liability (fully franked) (2003: 85 cents, 2002: nil)	1,066	—	—	1,066	—

Dividend Franking Account

     After fully franking the final dividend to be paid for the year ended 30 June 2003 the amount of credits available as at 30 June 2003 to frank dividends for subsequent financial years is $417 million. This figure is based on the combined franking accounts of the Bank at 30 June 2003, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2003, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2003 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2003.

Dividend History

	Cents	Half-year	Full Year	Full Year	DRP	DRP
Half Year Ended	Per	Payout	Payout	Payout Ratio	Price	Participation
	Share	Ratio (1)	Ratio (1)	Cash Basis (2)	$	Rate (3)

31 December 2000	61	68.2%	—	—	30.82	18.6%
30 June 2001	75	74.0%	71.2%	75.5%	28.79	18.4%
31 December 2001	68	71.8%	—	—	31.96	18.7%
30 June 2002	82	71.6%	71.7%	76.2%	31.92	19.0%
31 December 2002	69	143.2%	—	—	24.75	19.2%
30 June 2003	85	77.7%	97.7%	75.9%	28.03	18.9%

(1)	Dividend Payout Ratio: dividends divided by earnings after abnormals.

(2)	Payout ratio based on net profit after tax before goodwill amortisation and appraisal value uplift.

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

Notes to the financial statements

NOTE 7 Earnings Per Share

			GROUP
	2003	2002	2001
	c	c	c

Earnings Per Ordinary Share
- Basic	157.4	209.6	189.6
- Fully diluted	157.3	209.3	189.3

	$ M	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit from ordinary activities after income tax	2,018	2,656	2,412
Less: Preference share dividends	(40)	(34)	(9)
Less: Outside equity interests	(6)	(1)	(14)

Earnings used in calculation of earnings per share	1,972	2,621	2,389

	Number of Shares
	2003	2002	2001
	M	M	M

Weighted average number of ordinary shares used in the calculation of basic earnings per share	1,253	1,250	1,260
Effect of dilutive securities - share options	1	2	2

Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	1,254	1,252	1,262

NOTE 8 Cash and Liquid Assets

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia
Notes, coins and cash at bankers	1,426	1,888	1,330	1,873
Money at short call	14	74	—	—
Securities purchased under agreements to resell	2,900	3,194	2,900	3,194
Bills receivable and remittances in transit	217	270	218	296

Total Australia	4,557	5,426	4,448	5,363

Overseas
Notes, coins and cash at bankers	65	168	2	—
Money at short call	377	100	14	10
Bills receivable and remittances in transit	33	50	—	—
Agreements to resell	543	300	892	300

Total Overseas	1,018	618	908	310

Total Cash and Liquid Assets	5,575	6,044	5,356	5,673

NOTE 9 Receivables from Other Financial Institutions

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia	3,324	4,333	3,287	4,504
Overseas	3,742	3,395	2,149	1,190

Total Receivables from Other Financial Institutions	7,066	7,728	5,436	5,694

Notes to the financial statements

NOTE 10 Trading Securities

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia
Listed:
Australian public securities
Commonwealth and states	551	72	551	72
Local and semi-government	755	182	755	182
Treasury notes	—	6	—	6
Bills of exchange	947	1,535	947	1,595
Other securities	679	67	675	987
Unlisted:
Local and semi-government	—	10	—	10
Commercial paper	397	163	505	163
Certificates of deposit	2,141	1,883	2,142	1,883
Medium term notes	851	1,644	851	609
Other securities	13	2	13	2

Total Australia	6,334	5,564	6,439	5,509

Overseas
Listed:
Government securities	698	150	87	20
Eurobonds	938	780	938	780
Bills of exchange	1,136	1,122	—	—
Other securities	603	348	608	361
Unlisted:
Government securities	—	18	—	10
Commercial paper	726	401	—	18
Certificates of deposit	—	5	—	5
Other securities	—	1		—

Total Overseas	4,101	2,825	1,633	1,194

Total Trading Securities	10,435	8,389	8,072	6,703

Notes to the financial statements

NOTE 11 Investment Securities

			GROUP		BANK
	2003	2002	2001	2003	2002
	$M	$M	$M	$M	$M

Australia
Listed:
Australian public securities
Commonwealth and states	1,915	1,969	1,919	1,915	1,969
Other securities and equity investments	439	456	354	433	448
Unlisted:
Australian public securities
Local and semi-government	80	80	—	—	—
Bills of exchange	—	18	85	—	—
Medium term notes	942	968	976	57	115
Other securities and equity investments	965	578	2	58	57

Total Australia	4,341	4,069	3,336	2,463	2,589

Overseas
Listed:
Government securities	484	804	252	463	804
Treasury notes	5		—	—	—
Certificates of deposit	14			—
Eurobonds	993	1,045	1,118	796	1,045
Medium term notes	239			239
Floating rate notes	324	377	—	111	44
Other securities	1,392	787	666	631	191
Unlisted:
Government securities	98	113	116	—	5
Treasury notes	—	—	6	—	—
Certificates of deposit	1,343	1,379	1,417	1,343	1,379
Eurobonds	230	212	212	230	212
Medium term notes	583	114	174	117	114
Commercial paper	—	—	29	—	—
Floating rate notes	900	784	1,422	438	798
Other securities and equity investments	90	1,082	957	—	379

Total Overseas	6,695	6,697	6,369	4,368	4,971

Total Investment Securities	11,036	10,766	9,705	6,831	7,560

Notes to the financial statements

NOTE 11 Investment Securities continued

			GROUP
		Market Value at 30 June
	2003	2002	2001
	$M	$M	$M

Australia
Australian public securities
Commonwealth and states	2,118	2,109	1,926
Bills of exchange	—	18	85
Medium term notes	935	973	982
Other securities and equity investment	1,400	1,042	463

Total Australia	4,453	4,142	3,456

Overseas
Government securities	593	928	379
Treasury notes	5	—	6
Certificates of deposit	1,357	1,379	1,416
Eurobonds	1,260	1,263	1,343
Medium term notes	816	114	172
Floating rate notes	1,215	1,158	1,422
Other securities and equity investments	1,488	1,867	1,627

Total Overseas	6,734	6,709	6,365

Total Investment Securities	11,187	10,851	9,821

Net Unrealised Surplus/(Deficit)	151	85	116

Gross Unrealised Gains and Losses of Group

     The following table sets out the gross unrealised gains and losses of the Group’s investment securities.

			At 30 June 2003				At 30 June 2002
	Amortised	Gross	Unrealised	Fair	Amortised	Gross	Unrealised	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
	$M	$M	$M	$M	$M	$M	$M	$M

Australia
Australian public securities
Commonwealth and states	1,995	123	—	2,118	2,049	71	11	2,109
Bills of exchange	—	—	—	—	18	—	—	18
Medium term notes	942	4	11	935	968	5	—	973
Other securities and equity investments (1)	1,404	—	4	1,400	1,034	12	4	1,042

Total Australia	4,341	127	15	4,453	4,069	88	15	4,142

Overseas
Government securities	582	11	—	593	917	13	2	928
Treasury notes	5	—	—	5	—	—	—	—
Certificates of deposit	1,357	—	—	1,357	1,379	—	—	1,379
Eurobonds	1,223	56	19	1,260	1,257	30	24	1,263
Medium term notes	822	12	18	816	114	—	—	114
Floating rate notes	1,224	—	9	1,215	1,161	—	3	1,158
Other securities and equity investments	1,482	6	—	1,488	1,869	9	11	1,867

Total Overseas	6,695	85	46	6,734	6,697	52	40	6,709

Total Investment Securities	11,036	212	61	11,187	10,766	140	55	10,851

     Investment securities are carried at cost or amortised cost and are purchased with the intent of being held to maturity. The investment portfolio is managed in the context of the full balance sheet of the Group.

(1)	Equity derivatives are in place to hedge equity market risk in respect of structured equity products for customers. There are $4 million of net deferred gains on these contracts (2002: $12 million net deferred losses) which offset the above unrealised losses and these are disclosed within Note 39. At the end of the financial year $1 million of net deferred losses (2002: $98 million of deferred losses) are included in the amortised cost value.

Notes to the financial statements

NOTE 11 Investment Securities continued

Maturity Distribution and Average Yield

     The following table analyses the maturities and weighted average yields of the Group’s holdings of investment securities.

									GROUP
							Maturity Period at 30 June 2003

	1 to 12 months		1 to 5 years		5 to 10 years		10 years or more		Total
	$M	%	$M	%	$M	%	$M	%	$M

Australia
Australian public securities
Commonwealth and states	206	6.07	1,332	6.01	457	5.29	—	—	1,995
Bank bills	—	—	—	—	—	—	—	—
Medium term notes	495	7.00	447	6.48	—	—	—	—	942
Other securities, commercial paper and equity investments	397	4.73	988	5.22	19	5.66	—	—	1,404

Total Australia	1,098		2,767		476		—		4,341

Overseas
Government securities	287	5.61	231	3.10	64	1.27	—	—	582
Treasury notes	—	—	5	3.10	—	—	—	—	5
Certificates of deposit	1,343	1.99	14	1.99	—	—	—	—	1,357
Eurobonds	84	6.62	995	6.43	77	5.56	67	2.65	1,223
Medium term notes	37	7.28	785	5.08	—	—	—	—	822
Floating rate notes	103	1.33	665	1.17	439	4.83	17	2.66	1,224
Other securities, commercial paper and equity investments	421	2.92	945	4.19	37	6.32	79	5.04	1,482

Total Overseas	2,275		3,640		617		163		6,695

Total Investment Securities	3,373		6,407		1,093		163		11,036

Maturities at Fair Value	3,379		6,516		1,135		157		11,187

Additional Disclosure

     Proceeds at or close to maturity of investment securities were $17,719 million (2002: $22,192 million; 2001: $19,697 million).

     Proceeds from sale of investment securities were $23 million (2002: $295 million; 2001: $28 million).

     Realised capital gains were $7 million and realised capital losses were $5 million (2002: realised capital gains $86 million and realised capital losses $14 million; 2001: realised capital gains $3 million and realised capital losses $1 million).

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia
Overdrafts	2,452	2,513	2,452	2,513
Housing loans	87,592	75,394	87,149	75,123
Credit card outstandings	5,227	4,552	5,227	4,552
Lease financing	3,988	4,094	1,543	2,044
Bills discounted	2,303	1,753	2,303	1,753
Term loans	36,742	38,544	31,115	32,556
Equity participation in leveraged leases	1,276	1,331	446	409
Other lending	604	968	618	900

Total Australia	140,184	129,149	130,853	119,850

Overseas
Overdrafts	2,005	1,691	—	—
Housing loans	12,611	10,444	51	49
Credit card outstandings	296	274	—	—
Lease financing	197	256	80	110
Term loans	7,444	7,494	2,098	2,525
Redeemable preference share financing	511	695	—	—
Other Lending	13	43	—	—

Total Overseas	23,077	20,897	2,229	2,684

Gross Loans, Advances and Other Receivables	163,261	150,046	133,082	122,534

Less:
Provisions for impairment (Note 13)
General provision	(1,325)	(1,356)	(1,152)	(1,190)
Specific provision against loans and advances	(205)	(270)	(157)	(231)
Unearned income
Term loans	(618)	(631)	(12)	(29)
Lease financing	(549)	(426)	(157)	(210)
Leveraged leases	(143)	(162)	(39)	(28)
Interest reserved	(26)	(59)	(25)	(55)
Unearned tax remissions on leveraged leases	(48)	(68)	(3)	(10)

	(2,914)	(2,972)	(1,545)	(1,753)

Net Loans Advances and Other Receivables	160,347	147,074	131,537	120,781

Lease Receivables, Net of Unearned Income (included above)
Current	1,402	1,408	743	711
Non current	2,234	2,516	724	1,233

	3,636	3,924	1,467	1,944

Leasing Arrangements

     Retail Financial Services provides vehicle and equipment lease finance to a broad range of industries including transport, service, earthmoving, construction, manufacturing and mining. Most lease finance arrangements are for terms of between 3 and 5 years and rentals are generally payable monthly in advance. Institutional Banking provides leasing services and hire purchase to corporate clients for a range of equipment. They also arrange off-balance sheet finance for large scale long life plant and equipment across different tax jurisdictions.

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables continued

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Finance Leases
Minimum lease payments receivable:
No later than one year	1,385	1,598	826	790
Later than one year but not later than five years	2,082	2,530	686	1,213
Later than five years	718	222	111	151

Lease Financing	4,185	4,350	1,623	2,154

Leverage Leases
Minimum lease payments receivable:
No later than one year	304	225	59	87
Later than one year but not later than five years	575	483	203	169
Later than five years	397	623	184	153

Equity Participation in Leveraged Leases	1,276	1,331	446	409

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables continued

Maturity Distribution of Loans

     The following table sets forth the contractual maturity distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) at 30 June 2003.

	GROUP
	Maturity Period at 30 June 2003

		Maturing
	Maturing	Between	Maturing
	One Year	One & Five	After Five
	or Less	Years	Years	Total
	$M	$M	$M	$M

Australia
Government and public authorities	517	348	640	1,505
Agriculture, forestry and fishing	1,105	1,346	1,226	3,677
Financial, investment and insurance	1,230	533	261	2,024
Real estate
Mortgage (1)	3,447	14,163	69,982	87,592
Construction (2)	703	732	266	1,701
Personal	5,388	6,303	281	11,972
Lease financing	1,467	2,620	1,177	5,264
Other commercial and industrial	17,493	5,860	3,096	26,449

Total Australia	31,350	31,905	76,929	140,184

Overseas
Government and public authorities	75	79	68	222
Agriculture, forestry and fishing	500	897	881	2,278
Financial, investment and insurance	1,162	1,175	873	3,210
Real estate
Mortgage (1)	2,947	3,249	6,415	12,611
Construction (2)	36	89	84	209
Personal	555	305	531	1,391
Lease financing	116	81	—	197
Other commercial and industrial	2,364	456	139	2,959

Total Overseas	7,755	6,331	8,991	23,077

Gross Loans, Advances and Other Receivables	39,105	38,236	85,920	163,261

Interest Rate Sensitivity of Lending
Australia	21,771	23,941	74,296	120,008
Overseas	5,862	1,611	2,450	9,923

Total Variable Interest Rates	27,633	25,552	76,746	129,931

Australia	9,579	7,984	2,633	20,196
Overseas	1,893	4,700	6,541	13,134

Total Fixed Interest Rates	11,472	12,684	9,174	33,330
Gross Loans, Advances and Other Receivables	39,105	38,236	85,920	163,261

(1)	Principally owner occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than 5 years.

(2)	Financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment

					GROUP		BANK
	2003	2002	2001	2000	1999	2003	2002
	$M	$M	$M	$M	$M	$M	$M

General Provisions
Opening balance	1,356	1,399	1,358	1,081	1,076	1,190	1,240
Charge against profit	305	449	385	196	247	266	405
Acquired provisions, including fair value adjustments	—	—	51	214	—	—	—
Transfer to specific provisions	(350)	(495)	(411)	(140)	(239)	(322)	(457)
Bad debts recovered	74	56	88	54	51	—	44
Adjustments for exchange rate fluctuations and other items	(9)	1	(29)	(3)	(7)	(3)	—

	1,376	1,410	1,442	1,402	1,128	1,194	1,232
Bad debts written off	(51)	(54)	(43)	(44)	(47)	(42)	(42)

Closing balance	1,325	1,356	1,399	1,358	1,081	(1,152)	1,190

Specific Provisions
Opening balance	270	234	432	275	279	231	190
Charge against profit
Acquired provisions, including fair value adjustments	—	—	6	219	—	—	—
Transfer from general provision for
New and increased provisioning	416	546	495	236	284	382	496
Less write-back of provisions no longer required	(66)	(51)	(84)	(96)	(45)	(60)	(39)

Net transfer	350	495	411	140	239	322	457
Adjustments for exchange rate fluctuations and other items	(11)	(11)	(17)	5	(8)	(17)	(12)

	609	718	832	639	510	536	635
Bad debts written off	(404)	(448)	(598)	(207)	(235)	(379)	(404)

Closing balance	205	270	234	432	275	157	231

Total Provisions for Impairment	1,530	1,626	1,633	1,790	1,356	1,309	1,421

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	205	270	233	431	275	157	231
Provisions for diminution	—	—	1	1	—	—	—

Total	205	270	234	432	275	157	231

	%	%	%	%	%	%	%

Provision Ratios
Specific provisions for impairment as % of gross impaired assets net of interest reserved	32.08	30.54	36.06	43.03	46.69	24.84	30.72
Total provisions for impairment as % of gross impaired assets net of interest reserved	239.44	183.94	251.62	178.29	230.22	207.25	188.96
General provisions as % of risk weighted assets	0.90	0.96	1.01	1.06	1.09	0.84	0.91

	$M	$M	$M	$M	$M	$M	$M

Charges to profit and loss for bad and doubtful debts comprise:
General provisions	305	449	385	196	247	266	405
Specific provisions	—	—	—	—	—	—	—

Total Charge for Bad and Doubtful Debts	305	449	385	196	247	266	405

Ratio of net charge-offs during the period to average gross loans, advances and other receivables outstanding during the period	0.19%	0.31%	0.28%	0.16%	0.25%	0.21%	0.34%

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Total charge for bad and doubtful debts	305	449	266	405

The charge is required for:
Specific Provisioning
New and increased provisioning	416	546	382	496
Less provisions no longer required	(66)	(51)	(60)	(39)

Net specific provisioning	350	495	322	457
Provided from general provision	(350)	(495)	(322)	(457)

Charge to profit and loss	—	—	—	—

General Provisioning
Direct write-offs	51	51	42	42
Recoveries of amounts previously written off	(74)	(56)	(63)	(44)
Movement in general provision	(22)	(41)	(35)	(50)
Funding of specific provisions	350	495	322	457

Charge to profit and loss	305	449	266	405

Total Charge for Bad and Doubtful Debts	305	449	266	405

Specific Provisions for Impairment by Industry Category

     The following table sets forth the Group’s specific provisions for impairment by industry category and the percentage of loans in each category to total loans as at 30 June 1999, 2000, 2001, 2002 and 2003.

	GROUP
	At 30 June
	2003		2002		2001		2000		1999
	$M	%	$M	%	$M	%	$M	%	$M	%

Australia
Government and public authorities	—	1	—	2	—	1	—	1	—	2
Agriculture, forestry and fishing	3	2	10	3	8	3	35	3	15	4
Financial, investment and insurance	2	1	26	1	24	3	23	4	23	4
Real estate
Mortgage (1)	6	54	6	50	4	47	8	47	4	44
Construction (2)	—	1	4	1	6	2	6	2	35	2
Personal	36	7	35	8	28	8	17	9	15	10
Lease financing	4	3	6	4	7	8	6	5	4	3
Other commercial and industrial	112	16	134	18	77	19	110	17	82	19

Total Australia	163	86	221	86	154	88	205	88	178	87

Overseas
Government and public authorities	10	—	11	—	15	—	13	—	—	—
Agriculture, forestry and fishing	1	1	—	1	—	1	—	1	—	1
Financial, investment and insurance	—	2	12	2	4	2	1	2	—	1
Real estate
Mortgage (1)	7	8	3	7	7	6	3	5	3	7
Construction (2)	—	—	—	—	—	—	—	—	—	—
Personal	4	1	3	—	3	—	69	1	2	1
Lease financing	—	—	—	—	—	—	—	—	—	—
Other commercial and industrial	20	2	20	3	51	3	141	2	92	3

Total Overseas	42	14	49	14	80	12	227	12	97	13

Total Specific Provisions	205	100	270	100	234	100	432	100	275	100

General Provisions	1,325		270		1,399		1,358		1,081

Total Allowance for Loan Losses	1,530		1,356		1,633		1,790		1,356

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

Bad Debts Written Off by Industry Category

     The following table sets forth the Group’s bad debts written-off and bad debts recovered for financial years ended 30 June 1999, 2000, 2001, 2002 and 2003.

	GROUP
	Year Ended 30 June
	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M

Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	4	6	10	6	7
Financial, investment and insurance	26	6	1	2	4
Real estate
Mortgage (1)	8	11	10	8	9
Construction (2)	—	4	14	24	7
Personal	209	177	142	104	94
Lease financing	11	18	16	11	11
Other commercial and industrial	171	178	301	90	71

Total Australia	429	400	494	245	203

Overseas
Government and public authorities	—	1	—	—	—
Agriculture, forestry and fishing	—	—	—	—	—
Financial, investment and insurance	16	58	6	—	—
Real estate
Mortgage (1)	2	2	1	1	1
Construction (2)	—	—	—	—	14
Personal	7	6	38	4	—
Lease financing	—	—	—	—	3
Other commercial and industrial	1	35	102	1	61

Total Overseas	26	102	147	6	79

Gross Bad Debts Written Off	455	502	641	251	282

Bad Debts Recovered
Australia	57	49	59	46	48
Overseas	17	7	29	8	3

Bad Debts Recovered	74	56	88	54	51

Net Bad Debts Written Off	381	446	553	197	231

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

Bad Debts Recovered by Industry Category

     The following table sets forth the Group’s bad debts recovered by industry category for financial years ended 30 June 1999, 2000, 2001, 2002 and 2003.

	GROUP
	Year Ended 30 June
	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M

Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	1	1	—	2	2
Financial, investment and insurance	4	—	9	1	2
Real estate
Mortgage (1)	—	1	1	1	—
Construction (2)	—	—	1	2	1
Personal	38	30	30	28	27
Lease financing	2	—	1	2	2
Other commercial and industrial	12	17	17	10	14

Total Australia	57	49	59	46	48

Overseas
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	—	—	—	—	—
Financial, investment and insurance	1	1	—	2	—
Real estate
Mortgage (1)	—	—	—	—	—
Construction (2)	—	3	1	1	—
Personal	4	—	3	3	3
Lease financing	—	—	—	—	—
Other commercial and industrial	12	3	25	2	—

Total Overseas	17	7	29	8	3

Total Bad Debts Recovered	74	56	88	54	51

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management

     The Group has clearly defined credit policies for the approval and management of credit risk. Credit underwriting standards, which incorporate income/repayment capacity, acceptable terms and security and loan documentation tests exist for all major lending areas.

     The Group relies, in the first instance, on the assessed integrity and ability of the debtor or counterparty to meet its contracted financial obligations for repayment. Collateral security, in the form of real property or a floating charge is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while short term revolving consumer credit is generally unsecured.

     The credit risk portfolio is divided into two segments, statistically managed and credit risk rated.

     Statistically managed exposures generally comprise facilities of less than $250,000 for housing loan, credit card, personal loan and some leasing products. These exposures are generally not individually reviewed unless arrears occur. The portfolios are reviewed by the business Credit Support and Monitoring unit with an overview by the Risk Asset Review unit.

     Facilities in the statistically managed segment become classified for remedial management by centralised units based on arrears status. Impaired assets in this segment are those ‘classified’ facilities that are not well secured and past due 180 days or more. Most of these facilities are written off immediately on becoming past due 180 days or more.

     Credit risk rated exposures generally comprise business and corporate exposures, including bank and government exposures. Each exposure is assigned an internal risk rating that is based on an assessment of the risk of default and the risk of loss in the event of default. Credit risk rated exposures are generally required to be reviewed at least annually, unless they are small transactions that are managed on a behavioural basis after their initial rating at origination. The risk rated segment is subject to inspection by the Risk Asset Review unit, which is independent of the business units and which reports quarterly on its findings to the Board Risk Committee.

     Most risk rated portfolios are reviewed on a random basis, usually within a period of twenty four months, by the Risk Asset Review unit. High risk portfolios are reviewed more frequently. Credit processes, including compliance with policy and underwriting standards, and application of risk ratings, are examined, and reported where cases of non-compliance are observed.

     Facilities in the credit risk rated segment become classified for remedial management by centralised units based on assessment in the risk rating system. These facilities are generally those classified as troublesome (which equate to the APRA classifications of special mention and substandard) and impaired assets. Impaired assets in this segment are those facilities where a specific provision for impairment has been raised, the facility is maintained on a cash basis, a loss of principal or interest is anticipated, facilities have been restructured or other assets have been accepted in satisfaction of an outstanding debt. Loans are generally classified as non-accrual when receivership, insolvency or bankruptcy occurs. Provisions for impairment are raised for an amount equal to the difference between the exposure and the estimated realisable market value of the security net of estimated realisation costs.

     A centralised exposure management system records all significant credit risks borne by the Group.

     The Risk Committee of the Board operates under a charter of the Board in terms of which the Committee oversees the Group’s credit management policies and practices. The Committee usually meets every two months, and more often if required.

     The Group uses a portfolio approach to the management of its credit risk. A key element is a well diversified portfolio. The Group is using various portfolio management tools, including a centralised portfolio model that assesses risk and return on an overall portfolio and segmented basis, to assist in diversifying the credit portfolio. The Group is involved in credit derivative transactions, has purchased various assets in the market, and has carried out various asset securitisations and a Collateralised Loan Obligation issue.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Total Gross Credit Risk by Industry

     The following table sets out the Group’s total gross credit risk by industry as at 30 June 1999, 2000, 2001, 2002 and 2003. The industry profile of the loans, advances and other receivables content for the five financial years to 30 June 2003 is shown on page 109.

	GROUP
	At 30 June
	2003	2002	2001	2000	1999
Industry	$ M	$M	$M	$M	$M

Australia
Government and public authorities	5,810	5,955	6,012	6,195	6,162
Agriculture, forestry and fishing	5,100	5,480	6,308	6,141	5,303
Financial, investment and insurance	19,867	20,926	22,490	20,908	15,430
Real Estate
Mortgage	91,956	85,032	73,800	63,696	49,150
Construction	2,722	3,837	4,547	4,205	3,830
Personal	12,327	11,718	10,979	12,911	10,688
Lease financing	5,264	5,425	6,628	6,937	3,100
Other commercial and industrial	51,469	43,531	42,893	47,297	34,955

Total Australia	194,515	181,904	173,657	168,290	128,618

Overseas
Government and public authorities	1,709	1,390	385	1,152	493
Agriculture, forestry and fishing	2,278	1,863	1,564	1,017	833
Financial, investment and insurance	14,828	14,192	11,897	8,008	5,631
Real estate
Mortgage (2)	13,428	10,735	8,085	7,268	7,152
Construction (3)	210	185	198	152	579
Personal	1,391	343	449	1,487	542
Lease financing	197	256	146	217	191
Other commercial and industrial	9,080	10,173	10,359	10,300	7,945

Total Overseas	43,121	39,137	33,083	29,601	23,366

Total Gross Credit Risk	237,636	221,041	206,740	197,891	151,984
Less unearned income	(1,310)	(1,219)	(1,343)	(1,465)	(1,169)

Total Credit Risk	236,326	219,822	205,397	196,426	150,815

Charge for Bad and Doubtful Debts	305	449	385	196	247
Loss Rate (1)	0.13%	0.20%	0.19%	0.11%	0.16%

(1)	The loss rate is the charge as a percentage of the credit risk.

(2)	Principally owner occupied housing.

(3)	Primarily financing real estate and land development projects.

          The Group has a good quality and well diversified credit portfolio in Australia, with 47.3% of the exposure in mortgage loans and a further 10.2% in finance, investment and insurance (primarily banks). 18.1% of exposure is overseas, of which 31.1% is in mortgage loans. Overall over 63% of individually rated exposures in the commercial portfolio (including government and finance) are of investment grade or equivalent quality.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

     The following table sets out the Group’s credit risk by industry and asset class at 30 June 2003.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
	Securities	Securities	Receivables	of Customers	Liabilities	Derivatives	Total
Industry	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	1,703	1,995	1,505	2	494	111	5,810
Agriculture, forestry and fishing	—	—	3,677	1,281	74	68	5,100
Financial, investment and insurance	3,089	—	2,024	699	1,766	8,964	16,542
Real estate
Mortgage(1)	—	—	87,592	—	4,364 (3)	—	91,956
Construction(2)	—	—	1,701	387	420	214	2,722
Personal	—	—	11,972	263	90	2	12,327
Lease financing	—	—	5,264	—	—	—	5,264
Other commercial and industrial	1,542	2,346	26,449	10,490	4,499	6,143	51,469

Total Australia	6,334	4,341	140,184	13,122	11,707	15,502	191,190

Overseas
Government and public authorities	698	582	222	—	148	36	1,686
Agriculture, forestry and fishing	—	—	2,278	—	—	—	2,278
Financial, investment and insurance	1,135	3,143	3,210	62	1,773	1,764	11,087
Real estate
Mortgage (1)	—	—	12,611	—	817	—	13,428
Construction (2)	—	—	209	—	—	1	210
Personal	—	—	1,391	—	—	—	1,391
Lease financing	—	—	197	—	—	—	197
Other commercial and industrial	2,268	2,970	2,959	13	662	208	9,080

Total Overseas	4,101	6,695	23,077	75	3,400	2,009	39,357

Gross Balances	10,435	11,036	163,261	13,197	15,107	17,511	230,547

Other Risk Concentrations
Receivables due from other financial institutions							7,066
Deposits with regulatory authorities							23

Total Gross Credit Risk							237,636

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	A review of policy occurred in the year ended 30 June 2003. Amounts available for redraw now attract a credit equivalent factor of 0% (100% in 2002). Under this policy the 2002 credit equivalent balance would be reduced by $4,542 million.

          Risk concentrations for contingent liabilities and derivatives are based on the credit equivalent balance in Note 38, Contingent Liabilities and Note 39, Market Risk respectively.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

     The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2002.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
Industry	Securities	Securities	Receivables	of Customers	Liabilities	Derivatives	Total
	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	270	2,049	2,466	359	353	458	5,955
Agriculture, forestry and fishing	—	—	3,893	1,346	76	165	5,480
Financial, investment and insurance	3,418	474	1,435	2,875	2,622	5,769	16,593
Real estate
Mortgage	—	—	75,394	131	9,507	—	85,032
Construction	—	—	2,182	1,203	193	259	3,837
Personal	—	—	11,488	162	41	27	11,718
Lease financing	—	—	5,425	—	—	—	5,425
Other commercial and industrial	1,876	1,546	26,866	6,373	2,869	4,001	43,531

Total Australia	5,564	4,069	129,149	12,449	15,661	10,679	177,571

Overseas
Government and public authorities	168	917	204	—	11	1	1,301
Agriculture, forestry and fishing	—	—	1,863	—	—	—	1,863
Financial, investment and insurance	1,127	2,540	3,035	68	1,364	2,663	10,797
Real estate
Mortgage (1)	—	—	10,444	—	291	—	10,735
Construction (2)	—	—	185	—	—	—	185
Personal	—	—	337	—	6	—	343
Lease financing	—	—	256	—	—	—	256
Other Commercial and Industrial	1,530	3,240	4,573	—	655	175	10,173

Total Overseas	2,825	6,697	20,897	68	2,327	2,839	35,653

Gross balances	8,389	10,766	150,046	12,517	17,988	13,518	213,224

Other risk concentrations
Receivables due from other financial institutions							7,728
Deposits with regulatory authorities							89

Total Gross Credit Risk							221,041

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Impaired Assets by Industry and Status

     The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2003.

	Total	Impaired	Provisions for			Net
	Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	5,810	—	—	—	—	—
Agriculture, forestry and fishing	5,100	19	3	4	(1)	3
Financial, investment and insurance	16,542	6	2	26	(4)	22
Real estate
Mortgage (1)	91,956	—	6	8	—	8
Construction (2)	2,722	5	—	—	—	—
Personal	12,327	11	36	209	(38)	171
Lease financing	5,264	12	4	11	(2)	9
Other commercial and industrial	51,469	492	112	171	(12)	159

Total Australia	191,190	545	163	429	(57)	372

Overseas
Government and public authorities	1,686	46	10	—	—	—
Agriculture, forestry and fishing	2,278	—	1	—	—	—
Financial, investment and insurance	11,087	5	—	16	(1)	15
Real estate
Mortgage (1)	13,428	—	7	2	—	2
Construction (2)	210	—	—	—	—	—
Personal	1,391	1	4	7	(4)	3
Lease financing	197	—	—	—	—	—
Other commercial and industrial	9,080	68	20	1	(12)	(11)

Total Overseas	39,357	120	42	26	(17)	9

Gross Balances	230,547	665	205	455	(74)	381

Receivables due from other financial institutions	7,066
Deposits with regulatory authorities	23

Total Gross Credit Risk	237,636

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

     The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2002.

	Total	Impaired	Provisions for			Net
	Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	5,955	—	—	—	—	—
Agriculture, forestry and fishing	5,480	40	10	6	(1)	5
Financial, investment and insurance	16,593	53	26	6	—	6
Real estate
Mortgage (1)	85,032	—	6	11	(1)	10
Construction (2)	3,837	16	4	4	—	4
Personal	11,718	21	35	177	(30)	147
Lease financing	5,425	19	6	18	—	18
Other commercial and industrial	43,531	583	134	178	(17)	161

Total Australia	177,571	732	221	400	(49)	351

Overseas
Government and public authorities	1,301	55	11	1	—	1
Agriculture, forestry and fishing	1,863	—	—	—	—	—
Financial, investment and insurance	10,797	43	12	58	(1)	57
Real estate
Mortgage (1)	10,735	—	3	2	—	2
Construction (2)	185	—	—	—	(3)	(3)
Personal	343	1	3	6	—	6
Lease financing	256	—	—	—	—	—
Other commercial and industrial	10,173	112	20	35	(3)	32

Total Overseas	35,653	211	49	102	(7)	95

Gross Balances	213,224	943	270	502	(56)	446

Receivables due from other financial institutions	7,728
Deposits with regulatory authorities	89

Total Gross Credit Risk	221,041

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Large Exposures

     Concentration of exposure to any debtor or counterparty group is controlled by a large credit exposure policy. All exposures outside the policy are approved by the Board Risk Committee.

     The following table shows the aggregate number of the Group’s counterparty group exposures (including direct and contingent exposure) which individually were greater than 5% of the Group’s capital resources (Tier 1 and Tier 2 capital):

	2003	2002	2001	2000	1999
	Number	Number	Number	Number	Number

10% to less than 15% of Group’s capital resources	—	—	—	—	1
5% to less than 10% of Group’s capital resources	—	1	2	1	7

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Credit Portfolio Receivables by Industry

     The following table sets out the distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) by industry at 30 June 1999, 2000, 2001, 2002 and 2003.

	At 30 June
	2003	2002	2001	2000	1999
Industry	$M	$M	$M	$M	$M

Australia
Government and public authorities	1,505	2,466	1,655	1,681	1,727
Agriculture, forestry and fishing	3,677	3,893	4,734	4,686	4,203
Financial, investment and insurance	2,024	1,435	4,670	5,167	4,048
Real estate
Mortgage (1)	87,592	75,394	65,466	63,471	45,495
Construction (2)	1,701	2,182	2,548	2,627	2,105
Personal	11,972	11,488	10,576	11,759	10,144
Lease financing	5,264	5,425	6,628	6,937	3,100
Other commercial and industrial	26,449	26,866	25,782	23,603	20,253

Total Australia	140,184	129,149	122,059	119,931	91,075

Overseas
Government and public authorities	222	204	165	204	157
Agriculture, forestry and fishing	2,278	1,863	1,258	996	833
Financial, investment and insurance	3,210	3,035	2,824	2,278	1,507
Real estate
Mortgage (1)	12,611	10,444	8,045	7,266	7,151
Construction (2)	209	185	177	152	427
Personal	1,391	337	440	1,470	539
Lease financing	197	256	146	217	191
Other commercial and industrial	2,959	4,573	4,081	3,254	2,686

Total Overseas	23,077	20,897	17,136	15,837	13,491

Gross Loans, Advances and Other Receivables	163,261	150,046	139,195	135,768	104,566

Provisions for bad and doubtful debts, unearned income, interest reserved and unearned tax remissions on leverage leases	(2,914)	(2,972)	(3,136)	(3,504)	(2,729)

Net Loans, Advances and Other Receivables	160,347	147,074	136,059	132,264	101,837

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 15 Asset Quality

Impaired Assets

     The Group adopted the Australian disclosure requirements for impaired assets contained in AASB 1032: Specific Disclosures by Financial Institutions with Effect from Financial Year 1997.

     There are three classifications of impaired assets:

(a)	Non accruals, comprising:

•	Any credit risk facility against which a specific provision for impairment has been raised;

•	Any credit risk facility maintained on a cash basis because of significant deterioration in the financial position of the borrower; and

•	Any credit risk facility where loss of principal or interest is anticipated.

     All interest charged in the relevant financial period that has not been received in cash is reversed from profit and loss when facilities become classified as non accrual. Interest on these facilities is then only taken to profit if received in cash.

(b)	Restructured Facilities, comprising:

•	Credit risk facilities on which the original contractual terms have been modified due to financial difficulties of the borrower. Interest on these facilities is taken to profit and loss. Failure to comply fully with the modified terms will result in immediate reclassification to non accrual.

(c)	Assets Acquired Through Security Enforcement (AATSE), comprising:

•	Other Real Estate Owned (OREO), comprising real estate where the Group has assumed ownership or foreclosed in settlement of a debt; and

•	Other Assets Acquired Through Security Enforcement (OAATSE), comprising assets other than real estate where the Group has assumed ownership or foreclosed in settlement of a debt.

	GROUP
	2003	2002	2001
	%	%	%

Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0.44	0.63	0.47
Net impaired assets as % of:
Risk weighted assets	0.30	0.44	0.30
Total shareholders’ equity	1.96	2.92	2.09

Accounting by Creditors for Impairment of Loans

	GROUP
	Year Ended 30 June
	2003	2002	2001
(US GAAP Definitions)	$M	$M	$M

Impaired Loans (non accrual)	651	920	699
Impaired loans with allowance for credit losses	530	673	514
Allowance for credit losses	159	225	203

Impaired loans with no allowance for credit loss	121	247	185
Average investment in impaired loans	786	810	911
Income recognised on impaired loans	30	30	51

Notes to the financial statements

NOTE 15 Asset Quality continued

Impaired Assets

     The following table sets forth the Group’s impaired assets as at 30 June 1999, 2000, 2001, 2002 and 2003.

	GROUP
	At 30 June
	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M

Australia
Non-accrual loans:
Gross balances	545	732	518	722	495
Less interest reserved	(25)	(54)	(63)	(128)	(66)

Gross Balance (Net of Interest Reserved)	520	678	455	594	429
Less provisions for impairment	(163)	(221)	(154)	(205)	(178)

Net Non-accrual Loans	357	457	301	389	251

Restructured loans:
Gross balances	—	—	1	1	1
Less interest reserved	—	—	—	—	—

Gross Balance (Net of Interest Reserved)	—	—	1	1	1
Less specific provisions	—	—	—	—	—

Net restructured loans	—	—	1	1	1

Assets Acquired Through Security Enforcement (AATSE):
Gross balances	—	—	—	1	—
Less provisions for impairment	—	—	—	—	—

Net AATSE	—	—	—	1	—

Net Australian Impaired Assets	357	457	302	391	252

Overseas
Non-accrual loans:
Gross balances	120	211	197	410	147
Less interest reserved	(1)	(5)	(5)	(3)	(2)

Gross Balance (Net of Interest Reserved)	119	206	192	407	145
Less provisions for impairment	(42)	(49)	(79)	(226)	(97)

Net Non-accrual Loans	77	157	113	181	48

Restructured loans:
Gross balances	—	—	—	—	—
Less interest reserved	—	—	—	—	—

Gross balance (net of interest reserved)	—	—	—	—	—
Less specific provisions	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—

Asset Acquired Through Security Enforcement (AATSE)	—	—	1	1	14
Gross balances
Less provisions for impairment	—	—	(1)	(1)	—

Net AATSE	—	—	—	—	14

Net overseas impaired assets	77	157	113	181	62

Total Net Impaired Assets	434	614	415	572	314

Notes to the financial statements

NOTE 15 Asset Quality continued

Movement in Impaired Asset Balances

     The following table provides an analysis of the movement in the gross impaired asset balances for financial years 1999, 2000, 2001, 2002 and 2003.

	GROUP
	Year Ended 30 June
	2003	2002	2001	2000	1999
Gross Impaired Assets	$M	$M	$M	$M	$M

Gross impaired assets at period beginning	943	717	1,135	657	926
New and increased	617	1,069	707	414	415
Balances written off	(456)	(481)	(666)	(226)	(280)
Returned to performing or repaid	(439)	(362)	(459)	(194)	(404)

	665	943	717	651	657
Colonial impaired assets	—	—	—	484	—

Gross Impaired Assets at Period End	665	943	717	1,135	657

	GROUP
	At 30 June
	2003	2002	2001	2000	1999
Loans Accruing But Past Due 90 Days or More	$M	$M	$M	$M	$M

Housing loans	157	176	218	211	182
Other loans	91	73	90	64	23

Total	248	249	308	275	205

	GROUP
	Year Ended 30 June
	2003	2002	2001	2000(1)	1999
Interest income Forgone on Impaired Assets	$M	$M	$M	$M	$M

Australia non accrual facilities	15	21	8	4	17
Overseas non accrual facilities	3	7	8	5	10

Total	18	28	16	9	27

	GROUP
	Year Ended 30 June
	2003	2002	2001	2000(1)	1999
Interest Taken to Profit on Impaired Assets	$M	$M	$M	$M	$M

Australia
Non accrual facilities	26	27	37	45	33
Restructured facilities	—	—	—	—	—
Overseas
Non accrual facilities	4	3	14	6	—
Other real estate owned	—	—	—	—	—

Total	30	30	51	51	33

(1)	Excluding Colonial

Notes to the financial statements

NOTE 15 Asset Quality continued

Impaired Assets

	GROUP			GROUP
	Australia	Overseas	Total	Australia	Overseas	Total
	2003	2003	2003	2002	2002	2002
	$M	$M	$M	$M	$M	$M

Non Accrual Loans
With provisions	431	113	544	572	124	696
Without provisions	114	7	121	160	87	247

Gross Balances	545	120	665	732	211	943
Less interest reserved	(25)	(1)	(26)	(54)	(5)	(59)

Net Balances	520	119	639	678	206	884
Less provisions for impairment	(163)	(42)	(205)	(221)	(49)	(270)

Net Non Accrual Loans	357	77	434	457	157	614

Restructured Loans
Gross balances	—	—	—	—	—	—
Less interest reserved	—	—	—	—	—	—

Net balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—	—

Other Real Estate Owned (OREO)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OREO	—	—	—	—	—	—

Other Assets Acquired Through Security Enforcement (OAATSE)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OAATSE	—	—	—	—	—	—

Total Impaired Assets
Gross Balances	545	120	665	732	211	943
Less interest reserved	(25)	(1)	(26)	(54)	(5)	(59)

Net Balances	520	119	639	678	206	884
Less provisions for impairment	(163)	(42)	(205)	(221)	(49)	(270)

Net Impaired Assets	357	77	434	457	157	614

Non Accrual Loans by Size of Loan
Less than $1 million	158	1	159	170	2	172
$1 million to $10 million	138	6	144	193	16	209
Greater than $10 million	249	113	362	369	193	562

Total	545	120	665	732	211	943

Accruing Loans 90 days past due or more (1)	227	21	248	235	14	249

(1)	These are loans that are well secured and not classified as impaired assets but which are in arrears 90 days or more. Interest on these loans continues to be taken to profit.

Notes to the financial statements

NOTE 15 Asset Quality continued

Colonial State Bank

Indemnified Loan Book

     Pursuant to the Sale Agreement between Colonial and the New South Wales Government, Colonial State Bank’s loan book as at 31 December 1994 and any further loan losses (including interest) arising are indemnified by the NSW Government. This indemnity is to the extent of 90% of the losses after an initial $60 million (which was provided for by Colonial State Bank as at 31 December 1994). All loans (other than impaired loans) were covered for a period of three years from 31 December 1994 and for the duration of the loan in the case of impaired loans so classified as at 31 December 1997. The sale agreement also allows for loans to be withdrawn from the indemnity provided the withdrawal is approved by Colonial State Bank and the NSW Government and the due processes are followed.

     Pursuant to the sale agreement, the costs of funding and managing non-performing loans that are covered by the loan indemnities are reimbursed by the NSW Government on a quarterly basis.

Selected Regional Exposures

Asia

     Over 61% of total exposures relate to financial institutions. Exposures to Indonesia, Thailand and Korea represent approximately 17% of the Group’s Asian credit risk.

     The Group’s credit risk exposure to Asian countries as at 30 June 2003 is set out below. The exposures exclude Group equity investments.

Asian Exposures

						GROUP
	CUSTOMER TYPE					2003	2002
		Corporate/		Project		Total	Total
	Finance	Multinational	Government	Finance(2)	APL/NZPL	Exposure(1)	Exposure
Country	$M	$M	$M	$M	$M	$M	$M

China	129	36	—	—	—	165	162
Hong Kong	1,364	314	—	—	200	1,878	1,558

	1,493	350	—	—	200	2,043	1,720
Japan	572	132	50	—	5	759	785
Malaysia	16	20	74	—	1	111	150
Singapore	321	87	52	—	38	498	612
Taiwan	22	—	—	—	—	22	4
Other	1	1	—	—	—	2	4

	932	240	176	—	44	1,392	1,555
Indonesia	7	7	46	64	13	137	230
South Korea	120	41	316	—	—	477	534
Thailand	2	71	18	—	—	91	110

	129	119	380	64	13	705	874

Total	2,554	709	556	64	257	4,140	4,149

Other Regional Exposures

						GROUP
	CUSTOMER TYPE					2003	2002
		Corporate/		Project		Total	Total
	Finance	Multinational	Government	Finance(2)	APL/NZPL	Exposure(1)	Exposure
Region	$M	$M	$M	$M	$M	$M	$M

Eastern Europe	—	—	—	—	—	—	1
Latin America	—	—	—	—	—	—	—
Middle East	50	6	—	—	—	56	116

(1)	Total Exposure - The maximum of the limit or balance utilised for committed facilities, whichever is highest, and the balance utilised for uncommitted facilities. For derivative facilities, balances are reported on a ‘mark to market plus potential exposure basis.

(2)	Project Finance - Long term lending for large scale projects (such as mining, infrastructure) where repayment is primarily reliant on the cash flow from the project.

Notes to the financial statements

NOTE 16 Life Insurance Investment Assets

	GROUP
	2003	2002
	$M	$M

Equity Security Investments
Direct	3,559	3,913
Indirect	8,476	8,542

	12,035	12,455

Debt Security Investments
Direct	3,574	4,042
Indirect	8,529	10,204

	12,103	14,246

Property Investments
Direct	80	283
Indirect	2,151	2,141

	2,231	2,424

Other Assets	1,466	984

Total Life Insurance Investment Assets	27,835	30,109

     Direct investments refer to investments that are directly with the issuer of the investment. Indirect investments refer to investments that are held through unit trusts or similar investment vehicles. Prior year classifications between direct and indirect have been restated to conform with the basis of current year disclosure.

Disclosure on Asset Restriction

     Investments held in the statutory funds can only be used within the restrictions imposed under the Life Insurance Act 1995.

     The main restrictions are that assets in a fund can only be used to meet the liabilities and expense of the fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met.

     Participating policyholders can receive a distribution when solvency requirements are met, whilst shareholders can only receive a distribution when the higher level of capital adequacy requirements are met.

     These investment assets held in the statutory funds are not available for use by the Commonwealth Bank’s operating businesses.

NOTE 17 Deposits with Regulatory Authorities

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Central banks overseas	23	89	2	54

Total Deposits with Regulatory Authorities	23	89	2	54

NOTE 18 Shares in and Loans to Controlled Entities

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Shares in controlled entities	—	—	11,772	10,545
Loans to controlled entities	—	—	11,787	11,324

Total Shares in and Loans to Controlled Entities	—	—	23,559	21,869

Notes to the financial statements

NOTE 19 Property, Plant and Equipment

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

(a) Land and Buildings
Land
At 30 June 2003 valuation	141	—	129	—
At 30 June 2002 valuation	—	160	—	149

Closing Balance	141	160	129	149

Buildings
At 30 June 2003 valuation	302	—	233	—
At 30 June 2002 valuation	—	358	—	276

Closing Balance	302	358	233	276

Total Land and Buildings	443	518	362	425

These valuations were established by the Directors and are lower than valuations prepared by independent valuers. This valuation process is conducted on an annual basis.
(b) Leasehold Improvements
At cost	579	531	458	436
Provision for depreciation	(351)	(326)	(283)	(278)

Closing Balance	228	205	175	158

(c) Equipment
At cost	557	580	279	318
Provision for depreciation	(407)	(441)	(208)	(260)

Closing Balance	150	139	71	58

Total Property, Plant and Equipment	821	862	608	641

	GROUP		BANK
	2003	2002	2003	2002
Reconciliation	$M	$M	$M	$M

Reconciliation of the carrying amount of property, plant and equipment at the beginning and end of the 2003 and 2002 financial years.
Land
Opening balance	160	191	149	179
Disposals	(19)	(30)	(20)	(30)
Net revaluations	—	(1)	—	—

Closing balance	141	160	129	149

Buildings
Opening balance	358	389	276	312
Acquisitions	1	29	1	19
Disposals	(33)	(34)	(24)	(32)
Depreciation	(24)	(26)	(20)	(23)

Closing balance	302	358	233	276

Leasehold Improvements
Opening balance	205	169	158	137
Acquisitions	78	84	62	62
Disposals	(4)	(6)	(4)	(4)
Transfers	—	5	—	—
Depreciation	(51)	(47)	(41)	(37)

Closing balance	228	205	175	158

Equipment
Opening balance	139	170	58	60
Acquisitions	64	51	35	25
Disposals	—	(27)	—	(1)
Depreciation	(53)	(55)	(22)	(26)

Closing balance	150	139	71	58

Notes to the financial statements

NOTE 20 Intangible Assets

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Purchased goodwill - Colonial	5,591	5,662	2,671	2,742
Purchased goodwill - other	1,155	1,125	835	835
Realisation of life insurance synergy benefits	(332)	(332)	—	—
Accumulated amortisation	(1,385)	(1,064)	(798)	(612)

Total Intangibles	5,029	5,391	2,708	2,965

Acquisition of TD Waterhouse

     On 1 May 2003, the Group acquired a 100% interest in TD Waterhouse Australian stockbroking operations.
     Consideration of $27 million cash was paid for net liabilities of $3 million resulting in goodwill recognised on acquisition of $30 million. The goodwill will be amortised over a period of 10 years, representing the assessed life of the ongoing business.

Commonwealth Bank Foundation

     On 31 December 2002, under the trust deed of the Colonial Foundation Trust, the Group became entitled to half of the assets of the Transitional Fund of the Colonial Foundation Trust. A net amount of $71 million has been recognised as an investment in the Commonwealth Bank Foundation, with goodwill paid on the Colonial merger being reduced also by $71 million. There is no effect on profit for the year. The Commonwealth Bank Foundation has been established to encourage developments in education.

Segment Allocation of Goodwill

     In recognition of the disclosure requirements of US SFAS 141: Business Combinations and the proposals of Australian ED 109 Intangible Assets, the Group’s carrying amount of goodwill at 30 June 2003 is disclosed for each segment of business.

Segment	$M

Banking(1)	4,681
Funds Management(2)	270
Life Insurance(2)	78

Total	5,029

(1)	The allocation to banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2)	The allocation to funds management and life insurance principally relates to the goodwill on acquisition of Colonial.

     Additional to the Colonial goodwill acquired, $2,548 million in excess of net market value over net assets of life insurance controlled entities was booked at acquisition of the Colonial funds management and life insurance businesses in June 2000.

Notes to the financial statements

NOTE 21 Other Assets

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Accrued interest receivable	1,023	945	1,239	966
Shares in other companies	145	69	50	40
Accrued fees/reimbursements receivable	492	398	268	411
Securities sold not delivered	727	1,138	500	961
Future income tax benefits	525	625	312	309
Excess of net market value over net assets of life insurance controlled entities	5,540	5,656	—	—
Excess related to outside equity interests (1)	111	—	—	—
Unrealised gains on trading derivatives (Note 39)	13,907	10,336	13,908	10,196
Other	989	1,199	471	525

Total Other Assets	23,459	20,366	16,748	13,408

(1)	This is an outside equity interest in a funds management business acquired during the year, and is not included in the revaluation in Note 34 Life Insurance Business.

Excess of net market value over net assets of controlled entities of the life insurance businesses:

	GROUP
	At 30 June 2003

			Excess of
	Market	Net	Market Value
	Value	Assets	Over Net Assets
	$M	$M	$M

Commonwealth and Colonial entities	7,697	2,626	5,071
ASB entities	849	380	469

	8,546	3,006	5,540

	GROUP
	At 30 June 2002

			Excess of
	Market	Net	Market Value
	Value	Assets	Over Net Assets
	$M	$M	$M

Commonwealth and Colonial entities	7,833	2,623	5,210
ASB entities	747	301	446

	8,580	2,924	5,656

     Excess of Net Market Value Over Net Tangible Assets of Life Insurance Controlled Entities.

     An internal group restructuring of Colonial’s life and funds management businesses was completed in June 2000, whereby all these businesses, except for some Asian businesses, were transferred to The Colonial Mutual Life Assurance Society Limited (CMLA), a life insurance controlled entity. These life and funds management businesses are valued at market value by CMLA. Consistent with the principles of market value accounting, as specified by AASB 1038: Life Insurance Business, the above resulting excess of net market value over net tangible assets of life insurance controlled entities is not amortised. The CFS Property funds management business was transferred under CMLA in June 2002.

     Potential future income tax benefits of the Company arising from tax losses and timing differences in offshore centres have not been recognised as assets because recovery is not virtually certain. These benefits, which could amount to $142 million (2002: $168 million), will only be obtained if:

•	The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

•	The Company continues to comply with the conditions for deductibility imposed by tax legislation; and

•	No changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Notes to the financial statements

NOTE 22 Deposits and Other Public Borrowings

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia
Certificates of deposit	11,228	15,832	11,228	15,832
Term deposits	32,398	28,991	30,448	26,708
On demand and short term deposits	68,507	63,844	68,932	64,038
Deposits not bearing interest	5,001	6,072	5,031	6,169
Securities sold under agreements to repurchase and short sales	3,231	757	3,232	753

Total Australia	120,365	115,496	118,871	113,500

Overseas
Certificates of deposit	2,900	2,258	1,130	904
Term deposits	10,326	9,035	2,295	2,455
On demand and short term deposits	5,871	5,185	59	16
Deposits not bearing interest	921	806	7	5
Securities sold under agreements to repurchase and short sales	591	20	584	18

Total Overseas	20,609	17,304	4,075	3,398

Total Deposits and Other Public Borrowings	140,974	132,800	122,946	116,898

Maturity Distribution of Certificates of Deposit and Time Deposits

     The following table sets forth the maturity distribution of the Group’s certificates of deposits and time deposits as at 30 June 2003.

	GROUP
	At 30 June 2003

			Maturing
	Maturing	Maturing	Between	Maturing
	Three	Between	Six &	After
	Months or	Three & Six	Twelve	Twelve
	Less	Months	Months	Months	Total
	$M	$M	$M	$M	$M

Australia
Certificates of deposit(1)	5,907	1,869	723	2,729	11,228
Time deposits	20,447	6,028	3,570	2,353	32,398

Total Australia	26,354	7,897	4,293	5,082	43,626

Overseas
Certificates of deposit(1)	1,957	818	123	2	2,900
Time deposits	7,807	1,373	627	519	10,326

Total Overseas	9,764	2,191	750	521	13,226

Total Certificates of Deposit and Time Deposits	36,118	10,088	5,043	5,603	56,852

(1)	All certificates of deposit issued by the Bank are for amounts greater than $100,000.

Notes to the financial statements

NOTE 23 Payables to Other Financial Institutions

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia	2,527	3,153	2,527	3,255
Overseas	5,011	4,711	4,977	4,629

Total Payables to Other Financial Institutions	7,538	7,864	7,504	7,884

NOTE 24 Income Tax Liability

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Australia
Provision for income tax	433	695	355	490
Provision for deferred income tax	414	540	162	152

Total Australia	847	1,235	517	642

Overseas
Provision for income tax	29	1	10	12
Provision for deferred income tax	—	40	—	—

Total Overseas	29	41	10	12

Total Income Tax Liability	876	1,276	527	654

Notes to the financial statements

NOTE 25 Other Provisions

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Long service leave	300	302	294	299
Annual leave	143	163	127	149
Other employee entitlements	117	139	116	139
Restructuring costs	30	35	29	21
General insurance claims	66	63	—	—
Self insurance/non lending losses	56	55	55	53
Other	107	77	63	30

Total Other Provisions	819	834	684	691

	GROUP	BANK
	2003	2003
	$M	$M

Restructuring costs:
Opening balance	35	21
Additional provision	20	20
Amounts utilised during the year	(25)	(12)

Closing Balance	30	29

General insurance claims:
Opening balance	63	—
Additional provision	75	—
Amounts utilised during the year	(72)	—

Closing Balance	66	—

Self insurance/non lending losses:
Opening balance	55	53
Additional provision	11	12
Amounts utilised during the year	(10)	(10)

Closing Balance	56	55

Other:
Opening balance	77	30
Additional provision	51	39
Amounts utilised during the year	(18)	(6)
Foreign exchange translation adjustment	(3)	—

Closing Balance	107	63

Notes to the financial statements

NOTE 26 Debt Issues

		GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Short term debt issues	17,255	14,718	6,577	4,127
Long term debt issues	13,374	8,857	10,107	7,626

Total Debt Issues	30,629	23,575	16,684	11,753

Short Term Debt Issues
AUD bill reliquification	—	72	—	72
AUD promissory notes	1,643	1,533	—	—
AUD bank bills	777	1,217	—	—
US commercial paper	6,163	6,082	—	—
Euro commercial paper	5,738	2,651	3,842	1,041
Long term debt issues with less than one year to maturity	2,934	3,163	2,735	3,014

Total short term debt issues	17,255	14,718	6,577	4,127

Long Term Debt Issues
USD medium term notes	4,517	3,659	4,517	3,426
AUD medium term notes	3,510	1,601	2,307	1,168
JPY medium term notes	414	900	414	529
GBP medium term notes	1,799	14	—	14
Other currencies medium term notes	2,752	1,389	2,682	1,389
Offshore loans (all JPY)	187	680	187	680
Eurobonds	195	614	—	420

Total Long Term Debt Issues	13,374	8,857	10,107	7,626

Maturity Distribution of Debt Issues
Less than 3 months	13,348	10,340	3,994	1,453
3 months to 12 months	3,907	4,378	2,696	2,674
Between 1 and 5 years	10,426	8,149	7,958	7,112
Greater than 5 years	2,948	708	2,036	514

Total Debt Issues	30,629	23,575	16,684	11,753

     The Bank has a Euro Medium Term Note programme under which it may issue notes (Euro MTN’s) up to an aggregate amount of USD 10 billion. Notes issued under the programme are both fixed and variable rate. Interest rate risk associated with the notes is incorporated within the Bank’s interest rate risk framework.

     Subsequent to 30 June 2003, the Bank has issued:

•	USD medium term notes: 3 months to 12 months – USD5 million (AUD8 million); between 1 and 5 years USD45 million (AUD67 million); greater than 5 years – USD990 million (AUD1,483 million)

•	HKD medium term notes: between 1 and 5 years – HKD650 million (AUD125 million)

•	JPY medium term notes: greater than 5 years – JPY4.3 billion (AUD54 million)

     Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the base currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.

     Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swap or other hedge arrangements have been entered into.

Notes to the financial statements

NOTE 26 Debt Issues continued

Short Term Borrowings

     The following table analyses the Group’s short term borrowings for the financial years ended 30 June 2001, 2002 and 2003.

			GROUP
		Year Ended 30 June
	2003	2002	2001

	(A$ millions, except where indicated)
US Commercial Paper
Outstanding at period end(1)	6,163	6,082	6,111
Maximum amount outstanding at any month end(2)	8,973	7,158	7,850
Approximate average amount outstanding(2)	5,890	6,173	6,571
Approximate weighted average rate on:
Average amount outstanding	1.4%	2.3%	5.6%
Outstanding at period end	1.2%	1.8%	4.0%
Euro Commercial Paper
Outstanding at period end(1)	5,738	2,651	4,200
Maximum amount outstanding at any month end(2)	5,990	3,805	5,579
Approximate average amount outstanding(2)	3,132	2,883	4,533
Approximate weighted average rate on:
Average amount outstanding	1.3%	1.2%	4.3%
Outstanding at period end	1.1%	0.9%	2.3%
Bill Reliquification(3)
Outstanding at period end(1)	—	72	639
Maximum amount outstanding at any month end(2)	250	564	2,180
Approximate average amount outstanding(2)	23	268	1,097
Approximate weighted-average rate on:
Average amount outstanding	4.9%	4.8%	6.0%
Outstanding at period end	—	5.0%	5.0%
Other Commercial Paper
Outstanding at period end(1)	2,420	2,750	3,829
Maximum amount outstanding at any month end(2)	3,066	3,455	5,117
Approximate average amount outstanding(2)	2,476	2,912	3,637
Approximate weighted average rate on:
Average amount outstanding	3.7%	4.5%	5.7%
Outstanding at period end	3.9%	5.3%	5.0%

(1)	The amount outstanding at period end is reported on a book value basis (amortised cost).

(2)	The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any difference between face value and book value would not be material given the short term nature of the borrowings.

(3)	Commercial bills sold under non recourse arrangements.

Exchange Rates Utilised

As at		30 June 2003	30 June 2002
AUD1.00 =	USD	0.6677	0.5639
	GBP	0.4043	0.3694
	JPY	80.036	67.450
	NZD	1.145	1.155
	HKD	5.207	4.399
	DEM	1.143	1.116
	CHF	0.9037	0.840
	IDR	5,528	4,919
	THB	28.051	23.437
	FJD	1.250	1.188
	PHP	35.737	28.456
	EUR	0.5842	0.5706

Notes to the financial statements

NOTE 26 Debt Issues continued

Guarantee Arrangements
Commonwealth Bank of Australia

     The due payment of all monies payable by the Bank was guaranteed by the Commonwealth of Australia under section 117 of the Commonwealth Bank’s Act 1959 (as amended) at 30 June 1996. This guarantee has been progressively phased out following the sale of the Commonwealth of Australia’s shareholding in the Bank on 19 July 1996.

     The transitional arrangements for phasing out the Commonwealth of Australia’s guarantee are contained in the Commonwealth Bank Sale Act 1995.

     In relation to the Commonwealth of Australia’s guarantee of the Bank’s liabilities, transitional arrangements provided that:

•	All demand deposits and term deposits were guaranteed for a period of three years from 19 July 1996, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and

•	All other amounts payable under a contract that was entered into, or under an instrument executed, issued, endorsed or accepted by the Bank at 19 July 1996 will be guaranteed until their maturity.

     Accordingly, demand deposits are no longer guaranteed. Term deposits outstanding at 19 July 1999 remain guaranteed until maturity. The run-off of the Government guarantee has no effect on the Bank’s access to deposit markets.

Commonwealth Development Bank

     On 24 July 1996, the Commonwealth of Australia sold its 8.1% shareholding in the Commonwealth Development Bank Limited (CDBL) to the Bank for $12.5 million.

     Under the arrangements relating to the purchase by the Bank of the Commonwealth of Australia’s shareholding in the CDBL:

•	All lending assets as at 30 June 1996 have been quarantined in CDBL, consistent with the charter terms on which they were written;

•	The CDBL’s liabilities continue to remain guaranteed by the Commonwealth; and

•	CDBL ceased to write new business or incur additional liabilities from 1 July 1996. From that date, new business that would have previously been written by CDBL is being written by the rural arm of the Bank.

     The due payment of all monies payable by CDBL is guaranteed by the Commonwealth of Australia under Section 117 of the Commonwealth Banks Act 1959 (as amended). This guarantee will continue to be provided by the Commonwealth whilst quarantined assets are held. The value of the liabilities under the guarantee will diminish as quarantined assets reach maturity and are repaid.

State Bank of NSW (known as Colonial State Bank)

     The enabling legislation for the sale of the State Bank of New South Wales Limited (SBNSW), the State Bank (Privatisation) Act 1994 – Section 12 and the State Bank (Corporatisation) Act 1989 – Section 12 (as amended), provides in general terms for a guarantee by the NSW Government in respect of all funding liabilities and off balance sheet products (other than demand deposits) incurred or issued prior to 31 December 1997 by SBNSW until maturity and a guarantee for demand deposits accepted by SBNSW up to 31 December 1997. Other obligations incurred before 31 December 1994 are also guaranteed to their maturity. On 4 June 2001 Commonwealth Bank of Australia became the successor in law to SBNSW pursuant to the Financial Sector Transfers of Business Act 1999. The NSW Government guarantee of the liabilities and products as described above continues unchanged by the succession.

NOTE 27 Bills Payable and Other Liabilities

		GROUP		BANK
	2003	2002	2003	2002
	$ M	$ M	$ M	$ M

Bills payable	993	892	874	857
Accrued interest payable	991	944	842	754
Accrued fees and other items payable	740	734	567	640
Securities purchased not delivered	699	1,548	479	1,385
Unrealised losses on trading derivatives (Note 39)	13,528	10,226	13,502	10,062
Other liabilities	2,076	2,998	1,192	2,207

Total Bills Payable and Other Liabilities	19,027	17,342	17,456	15,905

Notes to the financial statements

NOTE 28 Loan Capital

						GROUP			BANK
		Currency		2003	2002	2001	2003	2002	2001
		Amount (M)		$M	$M	$M	$M	$M	$M

Tier 1 Capital
Exchangeable	FRNs	USD300	(1)	59	70	78	59	70	78
Exchangeable	FRNs	USD400	(2)	142	168	187	142	168	187
Undated	FRNs	USD100	(3)	150	177	197	150	177	197

				351	415	462	351	415	462

Tier 2 Capital
Extendible	FRNs	AUD25	(4)	25	25	25	25	25	25
Extendible	FRNs	AUD275	(4)	275	275	275	275	275	275
Subordinated	MTNs	AUD185	(5)	185	186	185	185	186	185
Subordinated	FRNs	AUD115	(5)	115	115	115	115	115	115
Subordinated	FRNs	AUD25	(6)	25	25	25	25	25	25
Subordinated	MTNs	AUD200	(7)	199	199	200	199	199	200
Subordinated	FRNs	AUD50	(7)	50	50	50	50	50	50
Subordinated	Notes	USD300	(8)	549	532	591	549	532	591
Subordinated	FRNs	USD450	(8)	672	795	882	672	795	882
Subordinated	EMTNs	JPY20,000	(9)	248	293	326	248	293	325
Subordinated	EMTNs	USD200	(10)	313	313	314	313	313	314
Subordinated	EMTNs	USD75	(11)	115	115	115	115	115	115
Subordinated	EMTNs	USD100	(12)	152	152	152	152	152	152
Subordinated	EMTNs	USD400	(13)	501	501	501	501	501	501
Subordinated	EMTNs	GBP200	(14)	408	408	408	408	408	408
Subordinated	EMTNs	JPY30,000	(15)	444	525	582	444	525	582
Subordinated	Loan	NZD100	(16)	88	90	79	—	—	—
Subordinated	FRNs	AUD210	(17)	210	210	210	210	210	210
Subordinated	FRNs	AUD38	(18)	38	38	38	38	38	38
Subordinated	Notes	AUD130	(19)	130	130	130	130	130	130
Subordinated	Other	AUD35	(20)	35	35	39	35	35	39
Subordinated	Notes	USD350	(21)	524	—	—	524	—	—
Subordinated	EMTN	GBP150	(22)	373	—	—	373	—	—

				5,674	5,012	5,242	5,586	4,922	5,162

Total Loan Capital				6,025	5,427	5,704	5,937	5,337	5,624

     Where a foreign currency hedge is in place to utilise a loan capital issue in a currency other than that of its original issue, the AUD equivalent value is shown net of the hedge.

(1)	USD 300 million undated Floating Rate Notes (FRNs) issued 11 July 1988 exchangeable into dated FRNs.

Outstanding notes at 30 June 2003 were:
Due July 2003	:	USD1.5 million
Due July 2004	:	USD0.5 million
Due July 2006	:	USD32.5 million
undated	:	USD5 million

(2)	USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs.

Outstanding notes at 30 June 2003 were:
Due February 2005	:	USD64 million
Due February 2006	:	USD24 million
Due February 2008	:	USD7 million

(3)	USD 100 million undated capital notes issued on 15 October 1986.

The Bank has entered into separate agreements with the Commonwealth of Australia relating to each of the above issues (the ‘Agreements’) which qualify the issues as Tier 1 capital.

The agreements provide that, upon the occurrence of certain events listed below, the Bank may issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the relevant note issue or issues plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price of such shares will be determined by reference to the prevailing market price for the Bank’s shares.

Notes to the financial statements

NOTE 28 Loan Capital continued

Any one or more of the following events may trigger the issue of shares to the Commonwealth of Australia or a rights issue:

•	A relevant event of default (discussed below) occurs in respect of a note issue and the Trustee of the relevant notes gives notice to the Bank that the notes are immediately due and payable;

•	The most recent audited annual financial statements of the Group show a loss (as defined in the Agreements);

•	The Bank does not declare a dividend in respect of its ordinary shares;

•	The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem a note issue; or

•	In respect of Undated FRNs which have been exchanged to Dated FRNs, the Dated FRNs mature. Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the relevant notes will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.

The relevant events of default differ depending on the relevant Agreement. In summary, they cover events such as failure of the Bank to meet its monetary obligation in respect of the relevant notes; the insolvency of the Bank; any law being passed to dissolve the Bank or the Bank ceasing to carry on general banking business in Australia; and the Commonwealth of Australia ceasing to guarantee the relevant notes. In relation to Dated FRN’s which have matured to date, the Bank and the Commonwealth agreed to amend the relevant Agreement to reflect that the Commonwealth of Australia was not called upon to subscribe for fully paid ordinary shares up to an amount equal to the principal value of the maturing FRNs.

(4)	AUD300 million extendible floating rate stock issued December 1989:

due December 2004 : AUD25 million

due December 2009 : AUD275 million

The Bank has entered into a separate agreement with the Commonwealth of Australia relating to the above issue (the ‘Agreement’) which qualifies the issue as Tier 2 capital. For capital adequacy purposes Tier 2 debt based capital is reduced each year by 20% of the original amount during the last 5 years to maturity.

The agreement provides for the Bank to issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the note issue plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price will be determined by reference to the prevailing market price for the Bank’s shares.

Any one or more of the following events will trigger the issue of shares to the Commonwealth of Australia or a rights issue:

•	A relevant event of default occurs in respect of the note issue and, where applicable, the Trustee of the notes gives notice of such to the Bank; or

•	The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem such issue.

Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the issue will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.

(5)	AUD300 million subordinated notes, issued February 1999; due February 2009, split into $185 million fixed rate notes and $115 million floating rate notes.

(6)	AUD25 million subordinated FRN, issued April 1999, due April 2029.

(7)	AUD250 million subordinated FRN, issued November 1999, due November 2009; split into $200 million fixed rate notes and $50 million floating rate notes.

(8)	USD750 million subordinated notes, issued June 2000, due June 2010; split into USD 300 million fixed rate notes and USD 450 million floating rate notes.

(9)	JPY20 billion perpetual subordinated Euro MTN, issued February 1999.

(10)	USD200 million subordinated EMTN, issued November 1999, due November 2009.

(11)	USD75 million subordinated EMTN, issued January 2000, due January 2010.

(12)	USD100 million subordinated EMTN, issued January 2000, due January 2010.

(13)	USD400 million subordinated Euro MTN issued June 1996; due July 2006.

(14)	GBP200 million subordinated Euro MTN issued March 1996; due December 2006.

(15)	JPY30 billion subordinated Euro MTN issued October 1995; due October 2015.

(16)	NZD100 million subordinated matures 15 December 2009. With a coupon rate of 8.30% until 15 December 2004, after which the rate will be reset against the three month bank bill benchmark rate. The subordinated debt is callable on 15 December 2004.

(17)	AUD210 million Euro FRN issued 3 September 1996, maturing 10 September 2004.

(18)	AUD38 million FRN issued 15 December 1997, maturing 15 December 2004.

(19)	AUD130 million subordinated notes comprised as follows: AUD10 million fixed rate notes issued 12 December 1995, maturing 12 December 2005. AUD 110 million floating rate notes issued 12 December 1995, maturing 12 December 2005. AUD5 million fixed rate notes issued 17 December 1996, maturing 12 December 2005. AUD5 million floating rate notes issued 17 December 1996, maturing 12 December 2005.

(20)	Comprises 12 subordinated notes and FRN issues. The face value amounts are less than $10 million each and are all in Australian Dollars. The maturity ranges from October 2003 to October 2009.

(21)	USD350 million subordinated fixed rate note, issued June 2003, due June 2018.

(22)	GBP150 million subordinated EMTN, issued June 2003, due December 2023.

Notes to the financial statements

NOTE 29 Share Capital

		BANK
	2003	2002
Issued and Paid Up Ordinary Capital	$M	$M

Ordinary Share Capital
Opening balance	12,665	12,455
Dividend reinvestment plan (DRP): 2000/2001 final dividend	—	171
Buy back for DRP: 2001/2002 interim dividend	—	(158)
DRP: 2001/2002 interim dividend	—	158
Buy back for DRP: 2001/02 final dividend	(195)	—
DRP 2001/2002 final dividend	195	—
Buy back for DRP: 2002/2003 interim dividend	(166)	—
DRP 2002/2003 interim dividend	166	—
Exercise of executive options	13	39

Closing Balance	12,678	12,665

Shares on Issue	Number	Number

Opening balance	1,252,921,363	1,244,015,455
DRP issues:
2001 final dividend fully paid ordinary shares at $28.79	—	5,954,040
Buy back for 2001/2002 interim dividend	—	(4,951,275)
2001/2002 interim dividend fully paid ordinary shares at $31.96	—	4,951,275
Buy back for DRP: 2001/2002 final dividend	(6,111,510)	—
2001/2002 final dividend paid shares at $31.92	6,111,510	—
Buy back for 2002/2003 interim dividend	(6,753,320)	—
2002/2003 interim dividend fully paid ordinary shares at $24.75	6,753,320	—
Exercise under executive option plan	660,000	2,052,500
Employee share acquisition plan issues	—	899,368

Closing Balance	1,253,581,363	1,252,921,363

Terms and Conditions of Ordinary Share Capital

     Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company

		BANK
	2003	2002
Preference Share Capital	$M	$M

Issued and paid up PERLS capital	687	687

	Number	Number

PERLS on issue	3,500,000	3,500,000

     Commonwealth Bank PERLS (‘PERLS’) are perpetual preference shares that offer a quarterly, floating rate dividend. PERLS represent a less expensive form of equity funding than ordinary shares and increase the diversity and flexibility of the Bank’s capital base.

     A holder of PERLS on the relevant record date is entitled to receive on each relevant dividend payment date, if determined by the Directors to be payable, a dividend. If a dividend is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares until four consecutive dividends are paid on the PERLS. Holders of Commonwealth Bank PERLS will rank ahead of holders of ordinary shares in a winding up to the extent of the issue price of the Commonwealth Bank PERLS. PERLS are listed and traded on the Australian Stock Exchange.

     Holders of PERLS are entitled to vote at a general meeting of the issuer in limited circumstances.

Notes to the financial statements

NOTE 29 Share Capital continued

Subsequent Event

     On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD550 million (AUD824 million) of trust preferred securities, subject to a limited guarantee by the Bank, in the US capital markets. These securities are perpetual in nature and offer a non-cumulative fixed rate distribution of 5.805%p.a., payable semi annually. Distributions will be paid if determined by Directors, or a committee of the Board, to be payable. If a distribution is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares or shares ranking equally with these securities, including Commonwealth Bank PERLS, until two consecutive semi annual dividends are paid. The securities may be redeemed by the Bank, subject to the approval of APRA, on 30 June 2015 and qualify as Tier 1 capital for the Bank. If the securities are not redeemed on 30 June 2015, the holders of the securities may request their securities be exchanged for an equivalent value of ordinary shares of the Bank. In certain circumstances, and at any time at the Bank’s discretion, the trust preferred securities may be redeemed for American Depositary Shares (ADSs) representing preference shares of the Bank. Where there has been no earlier redemption, the trust preferred securities will be mandatorily redeemed for ADS’s on 30 June 2053.

     The issue of trust preferred securities provided a cost effective opportunity to supplement the Bank’s Tier 1 capital and broaden its investor base.

Employee Share Plans

     The Bank has in place the following employee share plans:

•	Commonwealth Bank Employee Share Acquisition Plan (ESAP);

•	Commonwealth Bank Equity Participation Plan (EPP);

•	Commonwealth Bank Equity Reward Plan (ERP); and

•	Commonwealth Bank Non-Executive Directors Share Plan (NEDSP).

     The ESAP and ERP were each approved by shareholders at the Annual General Meeting (AGM) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the meeting to ensure shareholders were fully informed. Shareholders were also informed at the AGM on 26 October 2000 that the Executive Option Plan (EOP) would be discontinued.

Employee Share Acquisition Plan (ESAP)

     The ESAP provides employees of the Group with up to $1,000 worth of free shares per annum subject to a performance target being met. The performance target is growth in annual profit of the greater of 5% or consumer price index plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.

     Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under ESAP.

     Effective from 1 July 2002, shares granted under ESAP offers have been expensed against the Profit and Loss account. In the current year, 832,458 shares were granted to eligible employees and $25 million was expensed against the Profit and Loss account to reflect the cost of the 2002 grant.

     The Bank has determined to allocate each eligible employee shares up to a value of $800 in respect of the 2003 grant. As a result, an amount of $20 million has been accrued in respect of the year ended 30 June 2003. The shares will be purchased on-market at the then market price.

Notes to the financial statements

     Details of issues under ESAP are:

		Ordinary
		Shares	Bonus Ordinary	No. of	Shares issued to	Issue
Offer	Issue Date	Issued(1)	Shares Issued(2)	Participants	Each Participant	Price(3)

1996	2 Jan 1997	27,755	2,275,910	27,755	83	$12.04
	18 Mar 1997	13	1,066	13	83	$12.04

1997	11 Dec 1997	3,025	1,637,273	28,281	58	$17.16
	3 Feb 1998	—	232	4	58	$17.16

1999	24 Sep 1999	—	1,053,199	24,493	43	$23.12

2000	13 Oct 2000	—	872,620	24,932	35	$27.78
	20 Dec 2000	—	805	23	35	$27.78

2001	31 Oct 2001	—	893,554	26,281	34	$28.95

	3 Dec 2001	—	3,876	114	34	$28.95
	31 Jan 2002	—	1,938	57	34	$28.95

     Details of shares purchased under ESAP are:

		Ordinary
		Shares	No. of	Shares Allocated to	Allocation
Offer	Purchase Date	Purchased	Participants	Each Participant	Price(4)

2002	31 Oct 2002	830,874	25,178	33	$29.71
	22 Jan 2003	1,584	48	33	$29.71

(1)	For the 1996 and 1997 Offers, new employee shareholders were granted one ordinary share with the remainder of shares issued as Bonus Ordinary Shares. For Offers in 1999, 2000 and 2001 both new and existing shareholders were granted Bonus Ordinary Shares.

(2)	For the 1996 & 1997 Offers the bonus shares were fully paid up as issued shares utilising the Share Premium Reserve. With the removal of the Share Premium Reserve the bonus shares were issued from the Share Capital Account.

(3)	The Issue Price x Shares issued to each Participant effectively represents about $1,000 of free shares.

(4)	The Allocation Price for the offer is equal to the market value which is determined by calculating the weighted average of the prices at which the shares were traded on the ASX during the 5 trading day period up to and including the grant date. The Allocation Price x Shares issued to each participant effectively represents about $1,000 of free shares.

Notes to the financial statements

NOTE 29 Share Capital continued

Equity Participation Plan (EPP)

     The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual bonus to be applied in the acquisition of shares. The Plan also facilitates the mandatory sacrifice of annual performance bonuses.

     All shares acquired by employees under this Plan are purchased on-market at the current market price. Details of share purchases for the EPP so far are as follows:

Purchase Date	Number of Participants	Number of Shares Purchased	Average Purchase Price

1 Oct 2001	19	2,073	$27.40

31 Oct 2001	5	187	$29.35
31 Oct 2001	1,640	1,564,314	$30.00
31 Oct 2001	47	31,752	$30.13

2 Jan 2002	65	8,504	$30.05

3 Apr 2002	67	7,963	$31.43

28 Jun 2002	107	14,384	$33.15

2 Oct 2002	63	6,751	$30.51

8 Oct 2002	5	2,726	$29.44

31 Oct 2002	2,164	1,955,758	$28.22

30 Dec 2002	68	11,421	$27.21

31 Mar 2003	2	463	$25.91
31 Mar 2003	95	12,187	$25.90

30 Jun 2003	76	10,854	$29.92

     Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares granted under the voluntary component of the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the voluntary component of the EPP.

     Under the mandatory component of the EPP, fully paid ordinary shares are purchased and held in Trust until such time as the vesting conditions have been met. Vesting of shares is subject to participants remaining employees of the Group until the vesting date (generally a period of one and two years after the bonus award period).

     Each participant on behalf of whom shares are held by the Trustee have a right to receive dividends. Once the shares vest, dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

     Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.

     The movement in shares granted under the mandatory component of the EPP has been as follows:

From 1 July 2001 to 30 June 2002
Details of Movements	Number of Shares

Shares held under the plan at the beginning of year	—
Shares Allocated during year	1,578,469
Shares Vested during year	57,645
Shares Forfeited during year	42,401

Shares Held Under the Plan at End of Year	1,478,423

From 1 July 2002 to 30 June 2003
Details of Movements	Number of Shares

Shares held under the plan at the beginning of year	1,478,423
Shares Allocated during year	1,968,197
Shares Vested during year	836,437
Shares Forfeited during year	112,999

Shares Held Under the Plan at End of Year	2,497,184

Notes to the financial statements

NOTE 29 Share Capital continued

     Shares granted under both the voluntary and mandatory components of the EPP have been expensed against the profit and loss account. In the current year, $66 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.

Equity Reward Plan (ERP)

     The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.

     Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/02, no options have been issued under the ERP. In 2002/03 reward shares only were issued under this plan.

     The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (TSR) with the Bank’s TSR performance being measured against a comparator group of companies.

     The prescribed performance hurdle for options and reward shares issued prior to 2002/03 was:

•	The Bank’s TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX’s ‘Banks and Finance Accumulation Index’ excluding the Bank) was widened in 2001/02 to better reflect the Bank’s business since the acquisition of Colonial.

•	If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within 5 years from the grant date.

     A further change was introduced in relation to reward shares granted from 2002/03 onwards.

     A tiered vesting scale was introduced so that 50% of the allocated shares vest if the Bank’s TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile.

     Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

     Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

     Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed against the Profit and Loss Account over a three year period, reflecting the minimum vesting period. In the current year, $8 million has been expensed to the profit and loss account reflecting the cost of reward shares purchased and allocated under the plan.

     Executive options issued up to September 2001 are not currently recorded as an expense by the Group. If the options issued in 2001/02 were expensed to the profit and loss account, the amount recorded by the Group would have been $6.0 million, based on 2,994,500 options being issued with a fair value of $2.01 and 12,500 options with a fair value of $1.53. (The fair value is determined using the Black-Scholes option pricing model and includes a 50% discount for probability of options not being exercised).

     Details of options issued and shares acquired under ERP as well as movements in the options and shares are as follows -

Options

Year of	Commencement	Issue	Options	Options		Exercise		Exercise
Grant	Date	Date	Issued	Outstanding(1)	Participants	Price		Period

2000	13 Sep 2000	7 Feb 2001	577,500	427,500	23	$26.97	(2)	14 Sep 2003 to
								13 Sep 2010(3)
	13 Sep 2000	31 Oct 2001	12,500	—	1	$26.97	(2)	14 Sep 2003 to
								13 Sep 2010(3)
2001	3 Sep 2001	31 Oct 2001	2,882,000	2,223,900	79	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011(4)
	3 Sep 2001	31 Jan 2002	12,500	12,500	1	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011(4)
	3 Sep 2001	15 Apr 2002	100,000	100,000	1	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011(4)

(1)	Options outstanding as at the date of the report.

(2)	Will be adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

(3)	Performance hurdle must be satisfied between 14 September 2003 and 13 September 2005, otherwise options will lapse.

(4)	Performance hurdle must be satisfied between 4 September 2004 and 3 September 2006, otherwise options will lapse.

Notes to the financial statements

NOTE 29 Share Capital continued

Details of Movements	2000	2001
From 1 July 2001 to 30 June 2002	Grant	Grant

Total options held by participants at the start of year	560,000	—
Total options granted during year	12,500	2,994,500
Total options exercised during year	—	—
Total options lapsed during year	—	131,400

Total options outstanding at the end of year	572,500	2,863,100

Details of Movements	2000	2001
From 1 July 2002 to 30 June 2003	Grant	Grant

Total options held by participants at the start of year	572,500	2,863,100
Total options granted during year	—	—
Total options exercised during year	—	—
Total options lapsed during year	145,000	526,700

Total options outstanding at the end of year	427,500	2,336,400

Total options granted from 30 June 2003 to date of this report	—	—
Total options exercised from 30 June 2003 to date of this report	—	—
Total options lapsed from 30 June 2003 to date of this report	—	—

Total options outstanding as at the date of this report	427,500	2,336,400

Shares

							Average
Year of	Purchase	Shares	Shares				Purchase
Grant	Date	Purchased	Allocated		Participants	Vesting Period	Price

2000	20 Feb 2001	361,100	361,100		61	14 Sept 2003 to 13 Sept 2005(3)	$29.72
	31 Oct 2001	2,000	2,000		1	14 Sept 2003 to 13 Sept 2005(3)	$29.25
2001	31 Oct 2001	652,100	661,500	(1)	241	4 Sept 2004 to 3 Sept 2006(3)	$29.25
2002	22 Nov 2002	357,500	545,500	(2)	195	2 Sept 2005 to 1 Sept 2007(3)	$28.26

(1)	In October 2001, 11,400 reward shares were re-allocated to participants receiving the 2001 grant as a result of reward shares forfeited from previous ERP grant.

(2)	In November 2002, 188,000 reward shares were re-allocated to participants receiving the 2002 grant as a result of reward shares forfeited from previous grants. The total number of reward shares allocated in 2002 represents fifty percent of the maximum entitlement that participants may receive. It is intended that reward shares required to meet obligations under ERP will be acquired by the trust on-market during the three years prior to the first measurement point of the performance hurdle.

(3)	Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.

Details of Movements	2000	2001
From 1 July 2001 to 30 June 2002	Grant	Grant

Total reward shares held by participants at the start of year	361,100	—
Total reward shares granted during year	2,000	676,500
Total reward shares vested during year	—	—
Total reward shares lapsed during year	25,800	37,700

Total reward shares outstanding at the end of year	337,300	638,800

Details of Movements	2000	2001	2002
From 1 July 2002 to 30 June 2003	Grant	Grant	Grant

Total reward shares held by participants at the start of year	337,300	638,800	—
Total reward shares granted during year	—	—	552,000
Total reward shares vested during year	—	—	—
Total reward shares lapsed during year	120,200	120,300	36,700

Total reward shares outstanding at the end of year	217,100	518,500	515,300

Notes to the financial statements

NOTE 29 Share Capital continued

     During the vesting period, reward shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee, have a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

Executive Option Plan (EOP)

     As previously notified to shareholders, this plan was discontinued in 2000/01.

     Under the EOP, the Bank granted options to purchase ordinary shares to those key executives who, being able by virtue of their responsibility, experience and skill to influence the generation of shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-executive directors were not eligible to participate in the Plan.

     Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Bank achieving a prescribed performance hurdle.

     The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (ERP) grants prior to 2002/03.

     If the performance hurdle is not reached within that 3 years (4 years for the second tranche of options granted to the chief executive officer on 24 August 1999), the options may nevertheless be exercisable only where the hurdle is subsequently reached within 5 years (6 years for the second tranche of options granted to the chief executive officer on 24 August 1999) from the grant date.

     The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.

     Details of issues made under EOP as well as movements for 2001/02 and 2002/03 are as follows:

Commencement	Issue	Options	Options		Exercise		Exercise
Date	Date	Issued	Outstanding	Participants	Price(1)		Period

12 Nov 1996	16 Dec 1996	2,100,000	—	25	$11.85		13 Nov 1999 to
							12 Nov 2001
3 Nov 1997	11 Dec 1997	2,875,000	—	27	$15.53	(2)	4 Nov 2000 to
							3 Nov 2002
25 Aug 1998	30 Sep 1998	3,275,000	387,500	32	$19.58	(2)	26 Aug 2001 to
							25 Aug 2003
24 Aug 1999	24 Sep 1999	3,855,000	3,221,000	38	$23.84	(3)	25 Aug 2002 to
							24 Aug 2009
13 Sep 2000	13 Oct 2000	2,002,500	1,336,200	50	$26.97	(3)	14 Sep 2003 to
							13 Sep 2010

(1)	Market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.

(2)	Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Will be adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

Details of Movements	1996	1997	1998	1999	2000
From 1 July 2001 to 30 June 2002	Grant	Grant	Grant	Grant	Grant

Total options held by participants at the start of year	50,000	125,000	2,975,000	3,700,000	1,952,500
Total options granted during year	—	—	—	—	—
Total options exercised during year	50,000	75,000	1,927,500	—	—
Total options lapsed during year	—	—	—	175,000	260,800

Total options outstanding at the end of year	—	50,000	1,047,500	3,525,000	1,691,700

Details of Movements	1997	1998	1999	2000
From 1 July 2002 to 30 June 2003	Grant	Grant	Grant	Grant

Total options held by participants at the start of year	50,000	1,047,500	3,525,000	1,691,700
Total options granted during year	—	—	—	—
Total options exercised during year	—	660,000	—	—
Total options lapsed during year	50,000	—	304,000	355,500

Total options outstanding at the end of year	—	387,500	3,221,000	1,336,200

Total options granted from 30 June 2003 to date of this report	—	—	—	—
Total options exercised from 30 June 2003 to date of this	—	150,000	—	—
Total options lapsed from 30 June 2003 to date of this report	—	75,000	—	—

Total options outstanding as at the date of this report	—	162,500	3,221,000	1,336,200

Notes to the financial statements

NOTE 29 Share Capital continued

     Summary of shares issued during the period 1 July 2002 to the date of the report as a result of options being exercised are:

Option	Shares	Price paid	Total
Issue Date	Issued	per Share	Consideration Paid

30 Sep 1998	810,000	$19.58	$15,859,800

     No amount is unpaid in respect of the shares issued upon exercise of the options during the above period.

     Under the Bank’s EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Bank or of a related body corporate as a result of holding the option except that if there is a pro rata issue of shares to the Bank’s shareholders by way of bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment) an option holder is entitled to receive additional shares upon exercise of the options being the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.

     Non-Executive Directors Share Plan (NEDSP)

     The NEDSP provides for the acquisition of shares by non-executive directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. Shares acquired under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the NEDSP.

     Shares are purchased on-market at the current market price and details of shares purchased under NEDSP so far are:

	Total Fees		Shares	Average
Quarter Ending	Sacrificed	Participants	Purchased	Purchase Price

31/12/2000	$63,518	11	1,989	$31.93
31/03/2001	$65,918	11	2,359	$27.94
30/06/2001	$61,331	10	1,820	$33.45
30/09/2001	$62,005	10	2,454	$25.44
31/12/2001	$62,005	10	2,091	$29.65
31/03/2002	$62,005	10	1,950	$31.83
30/06/2002	$61,332	10	1,848	$33.15
30/09/2002	$66,959	10	2,196	$30.51
31/12/2002	$68,307	10	2,510	$27.21
31/03/2003	$68,671	11	2,653	$25.90
30/06/2003	$73,797	11	2,464	$29.92

     No trading restrictions were lifted on shares during the period 1 July 2002 to the date of this report.

     For the current year, $339,924 was expensed to Profit and Loss account reflecting shares purchased and allocated under the NEDSP.

Share Buyback

     During the financial year ending 30 June 2001, the Bank’s shareholders equity was reduced by $723 million pursuant to the buyback of 25.9 million shares.

     In March 2001 the Bank made an off market buyback of $700 million of ordinary shares. The price per share paid by the Bank for the buyback shares was $27.84 calculated in accordance with the buyback offer. In accordance with an agreement reached with the Australian Taxation Office $10 per share of the consideration for each share bought back was charged to paid up capital ($251 million).

     The balance of $17.84 per share was deemed to be a fully franked dividend and charged to retained profits ($449 million). This buyback coincided with the new issue of preference shares as detailed previously. The balance of the equity reduction occurred by way of an on market buyback.

Notes to the financial statements

NOTE 30 Outside Equity Interests

		GROUP
	2003	2002
	$M	$M

Controlled Entities:
Share capital(1)	300	7
Reserves	—	—
Retained profits	4	2
Life insurance statutory funds and other funds	1,824	2,017

Total Outside Equity Interests	2,128	2,026

(1)	ASB Perpetual Preference Shares $182 million

     On 10 December 2002, ASB Capital Limited, a New Zealand subsidiary, issued NZD200 million (AUD182 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.

     Gandel Listed Property Trusts - $111 millon

     In July 2002 Colonial First State Property Retail Pty Ltd was incorporated and in August 2002, the Colonial First State Property Retail Trust (CFSPRT) was established. Both of these entities are owned 60% by the CBA Group and 40% by outside equity interests. On 30 September 2002, unitholders of the Colonial First State Property Trust Group (CFT), the Commonwealth Property Office Fund (CPA) and the Gandel Retail Trust (GAN) approved a proposal which saw CPA acquire the industrial/office assets of CFT and GAN acquire the retail assets of CFT. GAN changed its name to the CFS Gandel Retail Trust and CFSPRT became the delegated manager of this trust along with the retail component of a wholesale property trust.

Notes to the financial statements

NOTE 31 Capital Adequacy

     Commonwealth Bank of Australia (“the Bank”) is subject to regulation by the Australian Prudential Regulation Authority (APRA) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord. These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with on and off balance sheet assets, weighted for risk. Regulatory capital requirements are measured for the Bank (known from 1 July 2003 as “Level 1”) and for the Bank and its banking subsidiaries (known from 1 July 2003 as “Level 2”). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.

     Regulatory capital is divided into Tier 1 capital and Tier 2 capital. Certain deductions are made from the sum of Tier 1 and Tier 2 capital to arrive at the capital base. Tier 1 capital consists of shareholders equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier 2 capital consists of the general provision for credit losses and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses and any holdings of capital instruments issued by other banks are deducted from the sum of Tier 1 and Tier 2 capital to arrive at the capital base.

     The standard method of measuring risk requires one of a number of risk weights to be applied to each category of assets on the balance sheet and to categories of off-balance sheet obligations. The standard risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are not consistent with loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.

     The regulatory capital ratios of the Group are shown on page 11 together with an analysis of the movement in the capital ratios.

New Capital Accord

     The Basel Committee on Banking Supervision (“the Basel Committee”) issued its latest draft proposals for changes to the calculation of capital adequacy for banks, (“the New Capital Accord”) in April 2003. The goal of the Basel Committee is to finalise the New Capital Accord by 31 December 2003 and to implement it by 31 December 2006. There is a number of aspects of the New Capital Accord that are yet to be resolved.

     The objective of the New Capital Accord is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.

     The New Capital Accord is based on three “pillars”. Pillar 1 covers the capital requirements for banks, pillar 2 covers the supervisory review process and pillar 3 relates to market disclosure. There are three approaches to credit risk under the New Capital Accord, being standardised and two internal risk-based (IRB) approaches. The Standardised Approach is a modified version of the current approach but with risk weights aligned with the credit ratings of borrowers and counterparties. Under the IRB approaches, banks such as Commonwealth Bank that use internal models to calculate and allocate the amount of capital required for credit risk, may be able to use components of their own calculations to determine the amount of regulatory capital required for credit risk. Under the Foundation IRB Approach, the regulator will in most cases, provide the parameters. Under the Advanced IRB Approach, substantially all of the parameters will be those used by the bank in its internal models. Commonwealth Bank is targeting the Advanced IRB approach.

     The New Capital Accord will introduce a capital requirement for operational risk. As with credit risk, there will be three approaches. The Basic Indicator Approach, the Standardised Approach and the Advanced Measurement Approach. The Bank is targeting the Advanced Measurement Approach .

     The current capital requirements for market risk are not expected to change significantly under the New Capital Accord.

     The Basel Committee has initiated a number of quantitative impact studies (QIS) to gauge the effect of the proposed changes. These studies show that Australian banks adopting the Advanced IRB Approach will see an overall reduction in the amount of regulatory capital required, even allowing for the new capital requirement for operational risk. However, under Pillar 2, there is scope for the regulator to require capital to be held for other risks such as interest rate risk in the banking book, business and strategic risk and credit concentration risk.

     The rules for deduction of the investment in life insurance and funds management companies from regulatory capital will change under the New Capital Accord. The portion of the investment represented by what APRA regards as intangible assets, such as self-generated value of business in force and value of future new business will continue to be deducted from Tier 1 capital. The portion of the investment represented by net tangible assets will be deducted 50% from Tier 1 and 50% from Tier 2 capital (instead of 100% from total regulatory capital as at present).

     Overall, there are still too many uncertainties regarding the New Capital Accord to provide reliable information on the regulatory position of the Group under the new rules.

Conglomerate Groups

     APRA has advised that a third level of capital adequacy will apply from 1 July 2003 for conglomerate groups (“Level 3”). APRA defines a conglomerate group as a group of companies containing one or more Australian incorporated Authorised Deposit-taking Institutions (“ADIs”). The Bank is an ADI and the Commonwealth Bank Group falls within APRA’s definition of a conglomerate group. Each conglomerate group will be required to hold capital that corresponds to the corporate structure of that conglomerate and the calculation will have regard to all group members and the capacity to move surplus capital from one group entity to another. The regulatory capital requirements for each conglomerate group will be specific to that group. Therefore, it may not be possible to compare the regulatory position of the Commonwealth Bank Group with that of other conglomerate groups.

     The proposals indicate that the use of internal capital estimation and allocation models may be permitted.

Notes to the financial statements

NOTE 31 Capital Adequacy continued

However, APRA is not yet able to specify their requirements for internal models, nor when they will complete their review of the Bank’s models. Whilst the Bank considers that it is strongly capitalised (as evidenced by its credit ratings), no assurance can be given that our models will meet APRA’s requirements or that the Group meets the Level 3 capital requirements.

Dividends

     Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from retained earnings without APRA’s prior approval. The Group has adopted the new accounting standard AASB 1044, which has resulted in a change in the accounting for dividend provisions. Under APRA guidelines, the expected dividend must be deducted from Tier 1 capital.

Regulatory Capital Requirements for Other ADIs In The Group

     ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (RBNZ). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2003 ASB Bank Limited Group had a Tier 1 ratio of 8.12% and a Total Capital ratio of 10.26%.

Regulatory Capital Requirements for Life Insurance and Funds Management Business

     The Group’s life insurance businesses in Australia are also regulated by APRA. The Life Insurance Act has established a framework for the regulatory capital requirements for life insurance companies. These requirements are based on tests aimed at ensuring each statutory fund in each life insurance company has sufficient assets to meet policy and other liabilities under a range of adverse circumstances. There are two tiers to the regulatory capital requirements – ’solvency’ and ‘capital adequacy’. The solvency test is made assuming each fund is closed to new business. Failure to meet the solvency test may result in the appointment of a judicial manager by APRA. The capital adequacy test assumes each fund remains open to new business and the reasonable expectations of policyholders are met. Failure to meet the capital adequacy test means capital or retained profits may not be transferred from the statutory funds and may result in closer regulatory monitoring by APRA. The capital adequacy test is always equal to or greater than the solvency test. At 30 June 2003, all statutory funds of the Group’s life insurance companies in Australia met the capital adequacy test. At 30 June 2003, for Australian life insurance companies, the excess over capital adequacy within statutory funds amounted to $266 million in aggregate.

     During 2002/03, the Group owned three life insurance companies in Australia: Commonwealth Insurance Holdings Limited (“CIHL”), Commonwealth Life Limited (“CLL”) and The Colonial Mutual Life Assurance Society Limited (“CMLA”). The life insurance business of CLL was amalgamated into CMLA on 1 July 2003 using the provisions of part 9 of the Life Insurance Act.

     There are no regulatory capital requirements for life insurance companies in New Zealand. However the Group determines capital requirements on a basis similar to the requirements in Australia.

     The life insurance business in Hong Kong is regulated by the Insurance Authority of Hong Kong. The minimum regulatory requirement comprises a solvency test defined in local regulations and ordinances.

     Funds managers in Australia are subject to regulation by The Australian Securities and Investment Commission (ASIC) through their role in supervising responsible entities. The regulatory capital requirements vary for responsible entities depending on the type of Australian Financial Services or Dealers’ Licence held but a maximum requirement of $5 million of net tangible assets applies.

     APRA supervises approved trustees of superannuation funds and requires them to also maintain net tangible assets of at least $5 million. These requirements are not cumulative where an entity is both an approved trustee for superannuation purposes and responsible entity.

     Across the total Group, life and funds management companies held $766 million in excess of regulatory capital requirements at 30 June 2003 in aggregate.

Notes to the financial statements

NOTE 31 Capital Adequacy continued

		GROUP
	2003	2002
	Actual	Actual
Risk Weighted Capital Ratios	%	%

Tier One	6.96	6.78
Tier Two	4.21	4.28
Less Deductions	(1.44)	(1.26)

Total	9.73	9.80

		GROUP
	2003	2002
Regulatory Capital	$M	$M

Tier One Capital
Shareholders’ equity	22,152	21,056
Eligible loan capital	351	415

Total Shareholders’ Equity and Loan Capital	22,503	21,471

Add back foreign currency translation reserve related to non-consolidated subsidiaries	147	90
Less asset revaluation reserve	(7)	(4)
Less goodwill	(5,029)	(5,391)
Less expected dividend	(1,066)	—
Less intangible component of investment in non-consolidated subsidiaries	(4,388)	(4,588)
Less outside equity interest in entities controlled by non-consolidated subsidiaries	(123)	—
Less outside equity interest in life insurance statutory funds	(1,824)	(2,017)

Total Tier One Capital	10,213	9,561

Tier Two Capital
Asset revaluation reserve	7	4
General provision for bad and doubtful debts(1)	1,321	1,351
FITB related to general provision	(391)	(392)
Upper Tier two note and bond issues	250	297
Lower Tier two note and bond issues	4,990	4,934
Less lower Tier two adjustment to 50% of tier one capital	—	(154)

Total Tier Two Capital	6,177	6,040

Tier One and Tier Two Capital	16,390	15,601
Less Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier one)	(2,072)	(1,741)
Less other deductions	(42)	(40)

Capital Base	14,276	13,820

(1) Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

Notes to the financial statements

NOTE 31 Capital Adequacy continued

				GROUP
				Risk-Weighted
	Face Value		Risk	Balance
	2003	2002	Weights	2003	2002
Risk-Weighted Assets	$M	$M	%	$M	$M

On Balance Sheet Assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	23,832	22,315	0%	—	—
Claims on OECD banks and local governments	12,427	13,401	20%	2,485	2,680
Advances secured by residential property(1)	103,987	86,378	50%	51,993	43,189
All other assets	74,472	77,474	100%	74,472	77,474

Total On Balance Sheet Assets - Credit Risk(2)(3)	214,718	199,568		128,950	123,343

					GROUP
				Credit	Risk-Weighted
	Face Value			Equivalent	Balance
	2003	2002	2003	2002	2003	2002
	$M	$M	$M	$M	$M	$M

Off-balance Sheet Exposures (4)
Direct credit substitutes	3,746	4,042	3,746	4,042	3,238	3,597
Trade and performance related items	992	1,157	463	538	435	507
Commitments (5)	58,674	48,040	10,882	13,400	7,832	8,491
Foreign exchange, interest rate and other market related transactions	603,726	583,752	17,475	12,993	5,028	3,921

Total Off Balance Sheet Exposures - Credit Risk (6)	667,138	636,991	32,566	30,973	16,533	16,516

Total risk-weighted assets - credit risk					145,483	139,859
Risk-weighted assets - market risk					1,325	1,190

Total Risk-Weighted Assets					146,808	141,049

(1)	For loans secured by residential property approved after 5 September 1994, a risk weight of 100% applied where the loan to valuation ratio is in excess of 80%. Effective from 28 August 1998, a risk weight of 50% applies to these loans if they are totally insured by an acceptable lender’s mortgage insurer. Loans that are risk weighted at 100% are reported under ‘All other assets’.

(2)	The difference between total on balance sheet assets and the Group’s balance sheet reflects the alternative treatment of some assets and provisions as prescribed in APRA’s capital adequacy guidelines; principally goodwill, general provision for bad and doubtful debts, and investments in life insurance and fund management business.

(3)	Total on balance sheet assets exclude debt and equity securities in the trading book and all on balance sheet positions in commodities, as they are included in the calculation of notional market risk weighted assets.

(4)	Off-balance sheet exposures for 2002 have been restated to be consistent with 2003, in accordance with APRA’s classification of certain items for capital adequacy reporting purposes.

(5)	The reduction in the risk weighting of commitments was achieved by improved classification of assets by risk weight, principally through the identification of additional eligible security and by more accurate classification of counterparties.

(6)	Off balance sheet exposures secured by the residential property account for $10.4 billion of off balance sheet credit equivalent assets ($5.2 billion of off balance sheet risk weighted assets).

Notes to the financial statements

NOTE 32 Maturity Analysis of Monetary Assets and Liabilities

     The maturity distribution of monetary assets and liabilities is based on contractual terms. The majority of the longer term monetary assets are variable rate products, with actual maturities shorter than the contractual terms. Therefore this information is not relied upon by the Bank in the management of its interest rate risk in Note 31.

	GROUP
	Maturity Period At 30 June 2003
			0 to 3	3 to 12	1 to 5	Over	Not
	At Call	Overdrafts	months	months	years	5 years	specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	1,033	—	4,542	—	—	—	—	5,575
Receivables due from other financial institutions	1,256	—	5,054	756	—	—	—	7,066
Trading securities (1)	—	—	10,435	—	—	—	—	10,435
Investment securities	—	—	1,339	2,034	6,407	1,256	—	11,036
Loans, advances and other receivables (2)	1,515	4,457	14,128	18,094	37,167	86,311	(1,325)	160,347
Bank acceptances of customers	—	—	13,197	—	—	—	—	13,197
Life assets	4,109	—	1,857	473	3,142	2,950	15,304	27,835
Other monetary assets	582	—	15,616	7	5	—	631	16,841

Total Monetary Assets	8,495	4,457	66,168	21,364	46,721	90,517	14,610	252,332

Liabilities
Deposits and other public borrowings (3)	81,385	—	38,334	15,138	4,962	1,155	—	140,974
Payables due to other financial institutions	1,438	—	5,724	376	—	—	—	7,538
Bank acceptances	—	—	13,197	—	—	—	—	13,197
Life Liabilities	—	—	—	—	—	—	23,861	23,861
Debt issues and loan capital	—	—	13,352	3,911	12,005	6,970	416	36,654
Other monetary liabilities	1	—	17,043	24	—	—	284	17,352

Total Monetary Liabilities	82,824	—	87,650	19,449	16,967	8,125	24,561	239,576

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within 3 months.

(2)	$87 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial ‘core’ deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 39.

     During the financial year, significant growth in variable rate, long-term loans occurred. This has been funded principally by at call variable rate retail deposits.

Notes to the financial statements

NOTE 32 Maturity Analysis of Monetary Assets and Liabilities continued

	GROUP
	Maturity Period At 30 June 2002
			0 to 3	3 to 12	1 to 5	Over	Not
	At Call	Overdrafts	months	Months	years	5 years	specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	2,266	—	3,778	—	—	—	—	6,044
Receivables due from other financial institutions	2,182	—	5,216	319	11	—	—	7,728
Trading securities (1)	—	—	8,389	—	—	—	—	8,389
Investment securities	—	—	2,883	105	5,424	2,354	—	10,766
Loans, advances and other receivables (2)	1,730	4,204	14,918	14,475	40,031	73,072	(1,356)	147,074
Bank acceptances of customers	—	—	11,201	1,316	—	—	—	12,517
Life assets	4,490	—	1,601	772	4,332	3,413	15,501	30,109
Other monetary assets	2	—	11,976	25	—	—	598	12,601

Total Monetary Assets	10,670	4,204	59,962	17,012	49,798	78,839	14,743	235,228

Liabilities
Deposits and other public borrowings (3)	75,368	—	32,778	16,959	6,231	1,451	13	132,800
Payables due to other financial institutions	1,726	—	5,671	405	12	50	—	7,864
Bank acceptances	—	—	11,201	1,316	—	—	—	12,517
Life Liabilities	—	—	—	—	—	—	25,917	25,917
Debt issues and loan capital	—	—	10,340	4,378	9,768	4,020	496	29,002
Other monetary liabilities	4	—	16,594	—	—	—	256	16,854

Total Monetary Liabilities	77,098	—	76,584	23,058	16,011	5,521	26,682	224,954

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within three months.

(2)	$75 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial ‘core’ deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 39.

     During the financial year, significant growth in variable rate, long-term loans occurred. This has been funded principally by at call variable rate retail deposits.

Notes to the financial statements

NOTE 33 Financial Reporting by Segments

	GROUP
	Year Ended 30 June 2003
Primary Segment		Funds	Life
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	11,528	—	—	11,528
Premium and related revenue	—	—	1,011	1,011
Other income	2,803	1,133	620	4,556

Total Revenue	14,331	1,133	1,631	17,095

Interest expense	6,502	—	—	6,502
Segment result before tax, goodwill amortisation and appraisal value (reduction)/uplift	3,187	206	150	3,543
Income tax expense	(938)	8	(28)	(958)

Segment result after tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,249	214	122	2,585
Outside equity interest	—	(6)	—	(6)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,249	208	122	2,579
Goodwill amortisation (1)				(322)
Appraisal value (reduction)/uplift (1)				(245)

Net Profit Attributable to Shareholders of the Bank	2,249	208	122	2,012

Non-Cash Expenses
Goodwill amortisation				322
Charge for bad and doubtful debts	305	—	—	305
Depreciation	109	8	11	128
Appraisal value reduction				245
Other	112	1	—	113
Financial Position
Total assets	229,289	19,622	16,199	265,110
Acquisition of property, plant and equipment, Intangibles and other non-current assets	98	16	6	120
Associate investments	214	12	61	287
Total liabilities	216,939	17,044	8,975	242,958

(1)	These are Group items and accordingly are not allocated to the business segments, which is consistent with management reporting.

Notes to the financial statements

NOTE 33 Financial Reporting by Segments continued

	GROUP
	Year Ended 30 June 2002
		Funds	Life
	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	10,455	—	—	10,455
Premium and related revenue	—	—	866	866
Other income	3,180	690	293	4,163
Appraisal value uplift				477

Total Revenue	13,635	690	1,159	15,961

Interest Expense	5,745	—	—	5,745
Segment result before tax, goodwill amortisation and appraisal value uplift	2,884	399	135	3,418
Income tax expense	(816)	(31)	(69)	(916)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	2,068	368	66	2,502
Outside equity interest	(1)	—	—	(1)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,067	368	66	2,501
Goodwill amortisation				(323)
Appraisal value uplift				477

Net Profit Attributable to Shareholders of the Bank	2,067	368	66	2,655

Non-Cash Expenses
Goodwill amortisation				323
Charge for bad and doubtful debts	449	—	—	449
Depreciation	109	7	12	128
Other	87	2	1	90
Financial Position
Total assets	211,130	20,531	17,987	249,648
Acquisition of property, plant and equipment, intangibles and other non-current assets	147	17	—	164
Associate investments	235	30	48	313
Total liabilities	200,885	18,123	9,584	228,592

Notes to the financial statements

NOTE 33 Financial Reporting by Segments continued

		GROUP
		Year Ended 30 June 2001
		Funds	Life
	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	11,900	—	—	11,900
Premium and related revenue	—	—	695	695
Other income	2,485	2,224	553	5,262
Appraisal value uplift	—	—	—	474

Total Revenue	14,385	2,224	1,248	18,331

Interest Expense	7,426	—	—	7,426
Segment result before tax, goodwill amortisation and appraisal value uplift	2,512	478	279	3,269
Income tax expense	(705)	(155)	(133)	(993)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	1,807	323	146	2,276
Outside equity interest	(14)	—	—	(14)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	1,793	323	146	2,262
Goodwill amortisation				(338)
Appraisal value uplift				474

Net profit attributable to shareholders of the Bank	1,793	323	146	2,398

Non Cash Expenses
Goodwill amortisation				338
Charge for bad and doubtful debts	385	—	—	385
Depreciation	108	5	37	150
Other	28	4	5	37
Financial Position
Total assets	191,333	20,830	18,248	230,411
Acquisition of property, plant and equipment, intangibles and other non-current assets	129	3	—	391 (1)
Associate investments	249	57	94	400
Total liabilities	179,733	20,165	10,665	210,563

(1)	Includes intangible assets of $259 million on acquisition of 25 % interest in ASB Group.

Notes to the financial statements

NOTE 33 Financial Reporting by Segments continued

	2003		2002		2001
Secondary Segment	$M	%	$M	%	$M	%

GEOGRAPHICAL SEGMENTS
Revenue
Australia	13,934	81.6	12,651	79.3	15,265	83.3
New Zealand	2,025	11.8	1,591	10.0	1,499	8.2
Other Countries*	1,136	6.6	1,719	10.7	1,567	8.5

	17,095	100.0	15,961	100.0	18,331	100.0

Net profit attributable to shareholders of the Bank
Australia	1,385	68.8	2,569	96.8	2,228	92.9
New Zealand	539	26.8	178	6.7	159	6.6
Other Countries*	88	4.4	(92)	(3.5)	11	0.5

	2,012	100.0	2,655	100.0	2,398	100.0

Assets
Australia	221,248	83.5	208,673	83.6	196,918	85.5
New Zealand	27,567	10.4	24,579	9.8	20,208	8.8
Other Countries*	16,295	6.1	16,396	6.6	13,285	5.7

	265,110	100.0	249,648	100.0	230,411	100.0

Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets
Australia	98	81.7	134	81.7	360	92.1
New Zealand	6	5.0	26	15.9	29	7.4
Other Countries*	16	13.3	4	2.4	2	0.5

	120	100.0	164	100.0	391	100.0

*	Other Countries are:

United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Philippines, Fiji, Indonesia, China and Vietnam.

The geographical segments represent the location in which the transaction was booked.

Notes to the financial statements

NOTE 34 Life Insurance Business

     The following information, in accordance with AASB 1038, is provided to disclose the statutory life insurance business transactions contained in the Group financial statements and the underlying methods and assumptions used in their calculation. Also refer Notes 1 (ii) and 21. The life insurance segment result is prepared on a business segment basis, refer Note 33.

	GROUP
	2003	2002
Summarised Statement of Financial Performance	$M	$M

Premium and related revenue	1,326	1,332
Outward reinsurance premiums expense	(200)	(192)
Claims expense	(471)	(447)
Reinsurance recoveries	132	89
Investment revenue (excluding investments in subsidiaries)
Equity securities	(680)	(1,057)
Debt securities	894	878
Property	374	184
Other	46	(105)
Life insurance policy liabilities expense	(546)	315

Margin on services operating income	875	997
Change in excess of net market values over net assets of life insurance controlled entities	(245)	477

Life Insurance operating income	630	1,474
Administration expense	(697)	(757)

Operating profit before income tax	(67)	717
Income tax attributable to operating profit	45	(22)

Operating profit (loss) after income tax	(22)	695

Sources of life insurance operating profit
The Margin on Services operating profit (loss) after income tax is represented by:
Emergence of planned profit margins	228	234
Difference between actual and planned experience	(67)	(37)
Movement in excess of net market value over net assets of controlled entities	(245)	477
Reversal of previously recognised losses or loss recognition on groups of related products	(11)	(9)
Investment earnings on assets in excess of policyholder liabilities	73	33
Other	—	(3)

Operating profit (loss) after income tax	(22)	695

Life insurance premiums received and receivable	4,158	5,734
Life insurance claims paid and payable	5,843	5,755

Notes to the financial statements

NOTE 34 Life Insurance Business continued

Carrying Values of Life Insurance and Funds Management Business

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors’ valuations based on appraisal values using a range of economic and business assumptions determined by management which are reviewed by independent actuaries Trowbridge Deloitte.

		Life Insurance
	Funds
	Management(5)	Australia(6)	New Zealand	Asia(1)	Total
Analysis of Movement since 30 June 2002	$M	$M	$M	$M	$M

Profits	208	71	46	5	330
Net Capital Movements(2)	154	98	1	36	289
Dividends paid	(196)	(111)	—	—	(307)
Disposals/acquisitions of Business(3)	(110)	—	—	(20)	(130)
Foreign Exchange Movements	(4)	(3)	(1)	(92)	(100)

Change in Shareholders’ net tangible assets	52	55	46	(71)	82
Acquired excess(4)	129	—	—	—	129
Underlying Appraisal Value (Reduction)/ Uplift	(291)	123	15	(92)	(245)

(Decrease)/Increase to 30 June 2003	(110)	178	61	(163)	(34)

Shareholders’ Net Tangible Assets
30 June 2002 balance	702	1,209	334	679	2,924
Profits	208	71	46	5	330
Net capital movements	(42)	(13)	1	36	(18)
Disposals/acquisitions of Business(3)	(110)	—	—	(20)	(130)
Foreign Exchange Movements	(4)	(3)	(1)	(92)	(100)

30 June 2003 balance	754	1,264	380	608	3,006

Value in Force Business
30 June 2002 balance	1,221	178	179	40	1,618
Acquisitions of business(4)	84	—	—	—	84
(Reduction)/Uplift	(182)	67	12	(36)	(139)

30 June 2003 balance	1,123	245	191	4	1,563

Value Future New Business
30 June 2002 balance	3,660	23	275	80	4,038
Acquisitions of business(4)	45	—	—	—	45
(Reduction)/Uplift	(109)	56	3	(56)	(106)

30 June 2003 balance	3,596	79	278	24	3,977

Carrying Value at 30 June 2003
Shareholders’ net tangible assets	754	1,264	380	608	3,006
Value in force business	1,123	245	191	4	1,563

Embedded value	1,877	1,509	571	612	4,569
Value future new business	3,596	79	278	24	3,977

Carrying Value	5,473	1,588	849	636	8,546

(1)	The Asian life businesses are not held in the market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years.

(2)	Includes capital injections and movements in intergroup loans.

(3)	Represents the purchase of management rights in CFS Retail Property Trust, the acquisition of Avanteos, investment in a Chinese funds management joint venture, disposal of some Colonial First State UK business and disposal of the Philippines life insurance business.

(4)	Represents the value of acquired management rights of CFS Retail Property Trust, the acquisition of Avanteos and investment in a Chinese funds management joint venture.

(5)	“Managed Products” business was reported at 30 June 2002 as “Funds Management” and “Life Insurance – Australia – Investment” business. These businesses have been combined.

(6)	“Life Insurance - Australia” business was reported at 30 June 2002 as “Life Insurance - Australia - Risk” business. This business includes risk, traditional, investment account and annuity business.

Notes to the financial statements

NOTE 34 Life Insurance Business continued

     The following table reconciles the carrying values of the life and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in Note 31.

Reconciliation of the components of the carrying value to the value of investments in non-consolidated subsidiaries

	2003	2002
	$M	$M

Intangible component of investment in non-consolidated subsidiaries deducted from Tier 1 capital comprises:
Value future new business	3,977	4,038
Value of self-generated in force business	411	550

	4,388	4,588

Investment in non-consolidated subsidiaries deducted from Total Capital comprises:
Shareholders’ net tangible assets in life and funds management businesses	3,006	2,924
Capital in other non-consolidated subsidiaries	286	122
Value of acquired in force business(1)	1,152	1,068
Less non-recourse debt	(2,372)	(2,373)

	2,072	1,741

(1)	The increase in the value of acquired in force business principally relates to the acquisition of management rights of CFS Retail Property Trust.

Key Assumptions Used in Appraisal Values

     The following key assumptions have been used by in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
As at 30 June 2003	Multiplier	%	%

Life insurance entities
Australia	8	10.8	70
New Zealand	8	10.9	—
Asia
- Hong Kong	8	11.5	—
- Other	various	various	—
Funds management entities
Australia	n/a	11.9	70

		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
As at 30 June 2002	Multiplier	%	%

Life insurance entities
Australia	9	11.5	70
New Zealand	8	12.0	—
Asia
- Hong Kong	10	HKD13.0	—
		USD12.0
- Other	various	various	—
Funds management entities
Australia	n/a	13.0	70

     The movement in the risk discount rate is based on the change in the underlying risk free rate using a capital asset pricing model framework. This framework utilises the local 10-year government bond yield as the proxy for the risk free rate.

     The movement in risk discount rates have been accompanied by broadly equivalent movements in assumed future investment returns.

Notes to the financial statements

NOTE 34 Life Insurance Business continued

Policy Liabilities

     Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance businesses.

	2003	2002
Components of policy liabilities:	$M	$M

Future policy benefits(1)	27,426	29,164
Future bonuses	1,188	1,493
Future expenses	1,637	2,259
Future profit margins	1,420	1,343
Future charges for acquisition expenses	(916)	(1,085)
Balance of future premiums	(6,956)	(7,330)
Provisions for bonuses not allocated to participating policyholders	62	73

Total policy liabilities	23,861	25,917

(1)	Including bonuses credited to policyholders in prior years.

Taxation

     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

     On 1 July 2000 a new tax regime for life insurance companies commenced in Australia. The primary effect of this regime is to tax profits that had previously not been subject to taxation. Allowance has been made in the appraisal values and policy liabilities of the life insurance businesses for the impact of the new tax requirements.

Actuarial Methods and Assumptions

     Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 – Valuation Standard (‘AS1.03’) issued by the Life Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups, are as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses / dividends or expected claim payments
Investment account	Projection	Bonuses or asset charges
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Bonuses or annuity payment
Group
Investment account	Projection	Bonuses or asset charges
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Claims
	Accumulation	Premiums (implied)
Income stream risk	Projection	Expected claim payments

Notes to the financial statements

NOTE 34 Life Insurance Business continued

     The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

     The ‘Accumulation Method’ measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs are offset against this liability.

     Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial Assumptions

     Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions are also used in the determination of appraisal values.

Discount Rates

     These are the rates used to discount further cash flows to determine their net present value in the policy liabilities. The discount rates are determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates, asset mix and reflect the new tax regime for Australian business.

Discount Rates
	June 2003	June 2002
Class of Business	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	5.44 – 6.19	6.21-6.96
Traditional – superannuation business (after tax)	6.65 – 7.58	7.58-8.52
Annuity business (after tax)	5.46 – 6.67	6.49-7.86
Term life insurance – ordinary business (after tax)	3.16 – 3.85	3.89-4.55
Term life insurance – superannuation business (after tax)	3.16 – 3.85	3.89-4.55
Disability business (before tax)	5.50	6.50
Investment linked – ordinary business (after tax)	4.88 – 5.68	5.89-6.45
Investment linked – superannuation business (after tax)	6.33 – 6.84	7.51-7.96
Investment linked – exempt (after tax)	7.20 – 8.27	8.52-9.13
Investment account – ordinary business (after tax)	3.67	4.41
Investment account – superannuation business (after tax)	4.46	5.36

Bonuses

     The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

     The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and are assumed to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one off expenses. For participating business, expenses continue on the previous charging basis.

     For other operations maintenance expense assumptions are based on an analysis of experience over the past year taking into account future business plans. ‘One-off’ expenses are excluded.

Investment management expenses

     Investment management expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

     The inflation assumption is consistent with the investment earning assumptions. There have been no significant changes to these assumptions.

Benefit indexation

     The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

     The taxation basis and rates assumed vary by territory and product type. For the Australian business it reflects the new regime for life insurance companies effective 1 July 2000.

Voluntary discontinuance

     Discontinuance rates are based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

     Current surrender value bases are assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

     Unit prices are assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and Morbidity

     Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.

Notes to the financial statements

NOTE 34 Life Insurance Business continued

Solvency

Australian Life Insurers

     Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 ‘Solvency Standard’ (‘AS2.03’) prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

     Overseas life insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules.

     Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

     Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Bank.

Disaggregated Information

     Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds.

Notes to the financial statements

NOTE 35 Remuneration of Auditors

	GROUP		BANK
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000

Amounts paid or due and payable for audit services to:
Ernst & Young	6,634	5,197	2,555	1,909
Other Auditors	137	100	—	—

	6,771	5,297	2,555	1,909
Amounts paid or due and payable for non-audit services to Ernst & Young:
Audit related services	752	666	571	660
Taxation services	325	435	170	103
All other services
Corporate finance services	628	578	528	155
Staff assistance services	1,263	1,551	827	1,551
Other services	321	921	122	685

	3,289	4,151	2,218	3,154

Total Remuneration of Auditors	10,060	9,448	4,773	5,063

     The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and level of fees are compatible with maintaining auditors’ independence.

     Fees for audit services includes fees associated with statutory audit services, review of the Group’s half year financial statements, audit of the Group’s US Form 20-F, services in relation to statutory and regulatory requirements, and other services that only the external auditor can provide such as comfort letters on debt issues.

     Audit related services fees principally include accounting and regulatory consultations, due diligence in connection with acquisitions and disposals and investigations and verification of internal control systems, and financial or regulatory information.

     Taxation fees include income tax and GST compliance and related advice, and tax technology and related training.

     All other fees principally include transaction support services related to potential and actual acquisition and disposition transactions, research and investigation of potential suppliers and provision of personnel to assist alleviate short term non-management resource or skill needs in areas not subject to audit.

     Effective 27 May 2002, the majority of partners of the former Australian accounting practice Andersen became partners of Ernst & Young. A small number of these partners had loans with the Group on normal commercial terms. By virtue of Australian Securities and Investments Commission (ASIC) Class Order 02/0606 dated 24 May 2002 as amended, Ernst & Young were relieved from compliance with sections 324(1) and 324(2) of the Corporations Act 2001 until 13 December 2002. During its currency this Class Order required:

•	The Bank to notify ASIC within 30 days of any event of default or enforcement action taken in respect of these loans;

•	The Bank to notify ASIC within 7 days of the signing of the Auditors’ Report whether, in the opinion of the Audit Committee, the Class Order has been complied with;

•	Ernst & Young not assign any of these partners to the audit of the Bank or any controlled entity; and Ernst & Young to notify ASIC within 7 days of the signing of the Auditors’ Report whether the audit has been influenced by these loans.

     Ernst & Young were fully compliant with sections 324(1) and 324(2) of the Corporations Act 2001 prior to expiry of the Class Order on 13 December 2002.

Notes to the financial statements

NOTE 36 Commitments for Capital Expenditure Not Provided for in the Accounts

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Not later than one year	48	42	23	26
Later than one year but not later than two years	—	—	—	—
Later than two years but not later than five years	—	—	—	—
Later than five years	—	—	—	—

Total Commitments for Capital Expenditure Not Provided for in the Accounts	48	42	23	26

NOTE 37 Lease Commitments - Property, Plant and Equipment

	GROUP		BANK
	2003	2002	2003	2002
	$M	$M	$M	$M

Commitments in respect of non cancellable operating lease agreements due -
Not later than one year	264	274	228	220
Later than one year but not later than five years	587	642	503	508
Later than five years	160	200	104	124

Total Lease Commitments - Property, Plant and Equipment	1,011	1,116	835	852

Group’s share of lease commitments of associated entities -
Not later than one year	27	11
Later than one year but not later than five years	51	26
Later than five years	1	2

Total Lease Commitments - Property, Plant and Equipment	79	39

Lease Arrangements

     Leases entered into by the Group are for the purpose of accommodating the business needs. Leases may be over retail, commercial, industrial and residential premises and reflect the needs of the occupying business and market conditions. All leases are negotiated using either internal or external professional property resources acting for the Group.

     Rental payments are determined in terms of relevant lease requirements – usually reflecting market rentals.

     The Group as lessee has no purchase options over premises occupied.

     There are no restrictions imposed on the Group’s lease of space other than those forming part of the negotiated lease arrangements for each specific premise.

Notes to the financial statements

NOTE 38 Contingent Liabilities

     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit.

     These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Bank policy, exposure to any of these transactions is not carried at a level that would have a material adverse effect on the financial condition of the Bank and its controlled entities.

     Details of contingent liabilities and off balance sheet business (excluding Derivatives – Note 39) are:

		GROUP
	Face Value		Credit Equivalent
	2003	2002	2003	2002
	$M	$M	$M	$M

Credit risk related instruments
Guarantees	2,075	1,806	2,075	1,806
Standby letters of credit	380	464	380	464
Bill endorsements	589	1,073	589	1,073
Documentary letters of credit	110	134	22	27
Performance related contingents	882	1,023	441	511
Commitments to provide credit	58,310	47,652	10,519	13,012
Other commitments	2,720	1,168	1,081	1,095

Total credit risk related instruments	65,066	53,320	15,107	17,988

     Guarantees represent unconditional undertakings by the Group to support the obligations of its customers to third parties.

     Standby letters of credit are undertakings by the Group to pay, against production of documents, an obligation in the event of a default by a customer.

     Bill endorsements relate to bills of exchange that have been endorsed by the Group and represent liabilities in the event of default by the acceptor and the drawer of the bill.

     Documentary letters of credit represent an undertaking to pay or accept drafts drawn by an overseas supplier of goods against production of documents in the event of payment default by a customer.

     Performance related contingents involve undertakings by the Group to pay third parties if a customer fails to fulfil a contractual non-monetary obligation.

     Commitments to provide credit include all obligations on the part of the Group to provide credit facilities.

     Other commitments include the Group’s obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities.

     The transactions are categorised and credit equivalents calculated under APRA guidelines for the risk based measurement of capital adequacy. The credit equivalent amounts are a measure of the potential loss to the Group in the event of non performance by counterparty.

     The credit equivalent exposure from direct credit substitutes (guarantees, standby letters of credit and bill endorsements) is the face value of the transaction, whereas the credit equivalent exposure to documentary letters of credit and performance related contingents is 20% and 50% respectively of the face value. The exposure to commitments to provide credit is calculated by applying given credit conversion factors to the face value to reflect the duration, the nature and the certainty of the contractual undertaking to provide the facility.

     Where the potential loss depends on the performance of a counterparty, the Group utilises the same credit policies and assessment criteria for off balance sheet business as it does for on balance sheet business and if it is deemed necessary, collateral is obtained based on management’s credit evaluation of the counterparty. If a probable loss is identified, suitable provisions are raised.

     Contingent Assets

     The credit risk related contingent liabilities of $65,066 million (2002: $53,320 million) detailed above also represent contingent assets of the Group. Such commitments to provide credit may in the normal course convert to loans and other assets of the Group.

Litigation

     Neither the Commonwealth Bank nor any of its controlled entities is engaged in any litigation or claim which is likely to have a materially adverse effect on the business, financial condition or operating results of the Commonwealth Bank or any of its controlled entities. Where some loss is probable an appropriate provision has been made.

Notes to the financial statements

NOTE 38 Contingent Liabilities continued

Indemnities under UK Sale Agreement

     The Group has contingent liabilities that relate to indemnities given under an agreement for the sale of Colonial Life (UK) Ltd and Colonial Pension Fund Ltd to the Winterthur Group.

     These indemnities cover potential claims that could arise from prior period mis-selling activities in the UK for pension and mortgage endowment products. Under the sales agreement the liabilities are shared between Winterthur and the Group on a pre-determined basis.

Fiduciary Activities

     The Group and its associated entities conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager for numerous investment funds and trusts, including superannuation and approved deposit funds, wholesale and retail trusts. The amounts of funds concerned that are not reported in the Group’s balance sheet are as follows:

	2003	2002
	$M	$M

Funds under management
Australia	59,318	60,234
United Kingdom	6,908	12,088
New Zealand	3,812	3,402
Asia	1,369	1,759

	71,407	77,483

Funds under trusteeship
Australia	28,223	21,785

Funds under custody and investment administration
Australia(1)	57,777	79,162

(1)	The Group has agreed to novate a significant portion of this business after year end.

     As an obligation arises under each type of duty the amount of funds has been included where that duty arises. This may lead to the same funds being shown more than once where Group companies are engaged to act in more than one capacity (e.g. as trustee and fund manager).

     Certain entities within the Group act as responsible entity or trustee of various managed schemes (‘schemes’), wholesale and retail trusts (‘trusts’). Liabilities are incurred by these entities in their capacity as responsible entity or trustee. Rights of indemnity are held against the schemes and trusts whose assets exceeded their liabilities at 30 June 2003. Where entities within the Group act as manager of unit trusts, obligations exist under the relevant Trust Deeds, whereby upon request from a unit holder, the manager has an obligation to repurchase units from the trust or to arrange for the relevant trustee to redeem units from the assets of those trusts. It is considered unlikely that these entities will need to repurchase units from their own funds.

     The Commonwealth Bank of Australia does not guarantee the performance or obligations of its subsidiaries.

Long Term Contracts

     In 1997, the Bank entered into a ten year contract with an associated entity, EDS (Australia) Pty Ltd, relating to the provision of information technology services. In 2000, the Bank entered into a telecommunications services agreement with TCNZ Australia Pty Ltd for five years. The exact amounts of these contracts are unable to be reliably determined as they are dependent upon business volumes over the period of the contracts.

Liquidity support

     In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing Stream (Clearing Stream 1) and the Bulk Electronic Clearing Stream (Clearing Stream 2) of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of a failure to settle by a member institution.

Service agreements

     The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other executives of the Company and its controlled entities at 30 June 2003 was $10.6 million (2002: $11.4 million).

Notes to the financial statements

NOTE 39 Market Risk

     The Bank in its daily operations is exposed to a number of market risks. A market risk is the risk of an event in the financial markets that results in a loss of earnings to or a loss of value of the Group, e.g. an adverse interest rate movement.

     Under the authority of the Board of Directors, the Risk Committee of the Board ensures that all the market risk exposure is consistent with the business strategy and within risk tolerance of the Group. Regular market risk reports are tabled before the Risk Committee of the Board.

     Within the Group, market risk is greatest in the balance sheets of the banking and insurance businesses. Market risk also arises in the course of its intermediation activities in financial services and in financial markets trading.

Market risk in the balance sheets

     The Risk Committee of the Board recommends for Board approval, all balance sheet market risk policies and limits. Implementation of the policy is through the Group Asset and Liability Committee, with operational management delegated to the Group Executives of the associated business units.

     For bank balance sheets, market risk includes liquidity risk, funding risk, interest rate risk and foreign exchange risk. On life and general insurance balance sheets, market risk is part of the principal means by which long term liabilities are managed. In this sense and in contrast to banking, market risk is structural for these businesses.

     Liquidity risk

     Balance sheet liquidity risk is the risk of being unable to meet financial obligations as they fall due. The Group manages liquidity requirements by currency and by geographical location of its operations. Subsidiaries are also included in the Group’s liquidity policy framework. Liquidity policies are in place to manage liquidity in a day-to-day sense, and also under crisis assumptions.

     Under current APRA Prudential Standards, each bank is required to develop a liquidity management strategy that is appropriate for itself, based on its size and nature of operations. The objectives of the Group’s funding and liquidity policies are to:

•	Ensure all financial obligations are met when due;

•	Provide adequate protection, even under crisis scenarios, at lowest cost; and

•	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.

     Funding risk

     Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The Group has a policy of funding diversification. The funding policy augments the Group’s liquidity policy with its aim to assure the Group has a stable diversified funding base without over-reliance on any one market sector.

     Domestically, the Group continues to obtain the majority of its AUD funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has risen from 66% in June 2002 to 67% in June 2003 due to the growth of “at call” savings. The relative size of the Group’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Group’s extensive retail network and the Group’s large share (approximately 49%) of pensioner deeming accounts.

     The cost of funds for Financial Year 2003, calculated as a percentage of interest exposure to average interest bearing liabilities, was 3.6% on a group basis consistent with the 3.6% on a group basis for Financial Year 2002.

     The Group obtains a significant proportion of its funding for the domestic balance sheet from wholesale sources – approximately 22.7%, excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.

Notes to the financial statements

NOTE 39 Market Risk continued

     A funding diversification policy is particularly important in offshore markets where the absence of any ‘natural’ offshore funding base means the Group is principally reliant on money market and capital market sources for funding. The Group has imposed internal prudential limits on the relative mix of offshore sources of funds.

     The following table outlines the range of financial instruments used by the Group to raise deposits and borrowings, both within Australia and overseas. Funds are raised from well-diversified sources and there are no material concentrations in these categories.

Market Risk

	GROUP
	2003	2002
	$M	$M

Australia
Cheque accounts	22,341	22,921
Savings accounts	32,411	32,935
Term deposits	32,398	28,991
Cash management accounts	18,756	14,330
Debt issues	19,577	14,880
Bank acceptances	13,122	12,449
Certificates of deposit	11,228	15,832
Life insurance policy liabilities	20,443	22,662
Loan capital	5,937	5,336
Securities sold under agreements to repurchase	3,231	753
Other	2,527	2,888

Total Australia	181,971	173,977

Overseas
Deposits and Interbank	25,621	22,014
Commercial paper	258	5,682
Life insurance policy liabilities	3,418	3,255
Other debt issues	10,794	3,013
Loan capital	88	91
Bank acceptances and other	75	68

Total Overseas	40,254	34,123

Total Funding Sources	222,225	208,100

Provisions and other liabilities	20,734	20,492

Total Liabilities	242,959	228,592

Notes to the financial statements

NOTE 39 Market Risk continued

     Interest rate risk (Banking)

     Interest rate risk in the bank balance sheet arises from the potential for a change in interest rates to have an adverse affect on the net interest earnings, in the current reporting period and in future years. Interest rate risk arises from the structure and characteristics of the Bank’s assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The objective is to manage the interest rate risk to achieve stable and sustainable net interest earnings in the long term.

     The Bank measures and manages balance sheet interest rate risk from two perspectives:

(a)	Next 12 months earnings

     The risk to the net interest earnings over the next 12 months for a change in interest rates is measured on a monthly basis. Risk is measured assuming an immediate 1% parallel movement in interest rates across the whole yield curve as well as other interest rate scenarios with variations in size and timing of interest rate movements. Potential variations in net interest earnings are measured using a simulation model that takes into account the projected change in balance sheet asset and liability levels and mix. Assets and liabilities with pricing directly based on market rates are repriced based on the full extent of the rate shock that is applied. Risk on the other assets and liabilities (those priced at the discretion of the Bank) is measured by taking into account both the manner the products have repriced in the past as well as the expected change in price based on the current competitive market environment.

     The figures in the table represent the potential change to net interest earnings during the year (expressed as a percentage of expected net interest earnings in the next 12 months) based on a 1% parallel rate shock and the expected change in price of assets and liabilities held for the purposes other than trading.

(expressed as a % of expected	2003	2002
next 12 months’ earnings)%		%

Average monthly exposure	1.3	1.3
High month exposure	2.1	1.8
Low month exposure	0.4	0.7

(b)	Economic value

     Some of the Bank’s assets and liabilities have interest rate risk that is not fully captured within a measure of risk to the next 12 months earnings. To measure this longer-term sensitivity, the Bank utilises an economic value-at-risk (VaR) analysis. This analysis measures the potential change in the net present value of cash flows of assets and liabilities. Cash flows for fixed rate products are included on a contractual basis, after adjustment for forecast prepayment activities. Cash flows for products repriced at the discretion of the Bank are based on the expected repricing characteristics of those products.

     The total cash flows are revalued under a range of possible interest rate scenarios using the VaR methodology. The interest rate scenarios are based on actual interest rate movements that have occurred over 1 year and 5 year historical observation periods. The measured VaR exposure is an estimate to a 97.5% confidence level (one-tail) of the potential loss that could occur if the balance sheet positions were to be held unchanged for a one month holding period. For example, VaR exposure for $1 million means that in 97.5 cases out of 100, the expected net present value will not decrease by more than $1 million given the historical movement in interest rates.

     The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of all existing assets and liabilities held for purposes other then trading.

	2003	2002
	$M	$M

Exposure as at 30 June	34	16
Average monthly exposure	24	29
High month exposure	64	59
Low month exposure	4	9

     A stress-test framework for interest rate risk augments the two risk management perspectives outlined above. The results of the stress tests are used to refine policy and limits where appropriate and are reported to the Group Asset and Liability Committee.

     The following table represents the Bank’s contractual interest rate sensitivity for repricing mismatches as at 30 June 2003 and corresponding weighted average effective interest rates. The net mismatch represents the net value of assets, liabilities and off balance sheet instruments that may be repriced in the time periods shown. All assets and liabilities are shown according to contractual repricing dates. Options are shown in the mismatch report using the delta equivalents of the option face values.

Notes to the financial statements

NOTE 39 Market Risk continued

Interest Rate Risk Sensitivity

	Repricing Period at 30 June 2003

	Balance
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12
	Total	month	months	months	months
	$M	$M	$M	$M	$M

Australia
Assets
Cash and liquid assets	4,557	3,667	—	—	—
Receivables due from other financial institutions	3,325	1,266	1,070	753	36
Trading securities	6,334	6,334	—	—	—
Investment securities	4,341	82	521	36	499
Loans, advances and other receivables	137,424	80,485	7,167	8,482	14,772
Bank acceptances of customers	13,122	—	—	—	—
Life insurance investment assets	24,185	5,344	444	71	305
Deposits with regulatory authorities	—	—	—	—	—
Property, plant and equipment	628	—	—	—	—
Intangible assets	4,552	—	—	—	—
Other assets	21,966	—	—	—	—

Total Assets	220,434	97,178	9,202	9,342	15,612

Liabilities
Deposits and other public borrowings	120,365	82,397	15,572	7,910	4,286
Payables due to other financial institutions	2,527	1,486	892	132	17
Bank acceptances	13,122	—	—	—	—
Provision for dividend	12	—	—	—	—
Income tax liability	850	—	—	—	—
Other provisions	777	—	—	—	—
Life insurance policy liabilities	20,443	—	—	—	—
Debt issues	19,576	4,452	6,378	1,458	1,152
Bills payable and other liabilities	16,867	—	—	—	—
Loan Capital	5,937	734	2,050	15	—

Total Liabilities	200,476	89,069	24,892	9,515	5,455

Shareholders’ Equity
Share capital	19,910	—	—	—	—
Outside equity interests	1,936	—	—	—	—

Total Shareholders’ Equity	21,846	—	—	—	—

Off Balance Sheet Items
Swaps	(2)	(21,935)	8,186	623	39
FRAs	(2)	—	—	—	—
Futures	(2)	—	—	—	—

Net Mismatch	(2)	(13,826)	(7,504)	450	10,196
Cumulative Mismatch	(2)	(13,826)	(21,330)	(20,880)	(10,684)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Repricing Period at 30 June 2003

			Not	Weighted
	1 to 5	over 5	Interest	Average
	years	years	Bearing	Rate
	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	—	—	890	3.55
Receivables due from other financial institutions	—	—	200	1.41
Trading securities	—	—	—	4.64
Investment securities	2,720	467	16	5.38
Loans, advances and other receivables	25,336	2,370	(1,188)	6.32
Bank acceptances of customers	—	—	13,122	—
Life insurance investment assets	2,178	2,240	13,603	4.04
Deposits with regulatory authorities	—	—	—	—
Property, plant and equipment	—	—	628	—
Intangible assets	—	—	4,552	—
Other assets	—	—	21,966	—

Total Assets	30,234	5,077	53,789	4.79

Liabilities
Deposits and other public borrowings	4,246	861	5,093	2.97
Payables due to other financial institutions	—	—	—	1.54
Bank acceptances	—	—	13,122	—
Provision for dividend	—	—	12	—
Income tax liability	—	—	850	—
Other provisions	—	—	777	—
Life insurance policy liabilities	—	—	20,443 (3)	—
Debt issues	4,949	1,187	—	5.50
Bills payable and other liabilities	—	—	16,867	—
Loan Capital	1,320	1,818	—	3.31

Total Liabilities	10,515	3,866	57,164	2.44

Shareholders’ Equity
Share capital	—	—	19,910
Outside equity interests	—	—	1,936

Total Shareholders’ Equity	—	—	21,846

Off Balance Sheet Items
Swaps	7,673	5,414	—	(1)
FRAs	—	—	—	(1)
Futures	—	—	—	(1)

Net Mismatch	27,392	6,625	(25,221)	(1)
Cumulative Mismatch	16,708	23,333	(1,888)	(1)

(1)	No rate applicable

(2)	No balance sheet amount applicable.

(3)	Technically, the life insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

Notes to the financial statements

NOTE 39 Market Risk continued

	Repricing Period at 30 June 2003

	Balance
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12
	Total	month	months	months	months
	$M	$M	$M	$M	$M

Overseas
Assets
Cash and liquid assets	1,018	868	53	1	—
Receivables due from other financial institutions	3,741	1,424	2,145	79	—
Trading securities	4,101	495	1,519	448	237
Investment securities	6,695	626	1,816	1,252	458
Loans, advances and other receivables	22,923	9,155	1,972	2,390	3,687
Bank acceptances of customers	75	—	—	—	—
Life insurance investment assets	3,650	117	43	24	73
Deposits with regulatory authorities	23	8	—	—	—
Property, plant and equipment	193	—	—	—	—
Intangible assets	477	—	—	—	—
Other assets	1,780	—	—	—	—

Total Assets	44,676	12,693	7,548	4,194	4,455

Liabilities
Deposits and other public borrowings	20,609	11,472	4,299	2,193	749
Payables due to other financial institutions	5,011	4,021	763	159	68
Bank acceptances	75	—	—	—	—
Provision for dividend	—	—	—	—	—
Income tax liability	26	—	—	—	—
Other provisions	42	—	—	—	—
Life insurance policy liabilities	3,418	—	—	—	—
Debt issues	11,053	1,050	7,987	331	76
Bills payable and other liabilities	2,160	—	—	—	—
Loan Capital	88	—	88	—	—

Total Liabilities	42,482	16,543	13,137	2,683	893

Shareholders’ Equity
Share capital	114	—	—	—	—
Outside equity interests	192	—	—	—	—

Total Shareholders’ Equity	306	—	—	—	—

Off Balance Sheet Items
Swaps	(2)	579	4,065	405	(2,495)
Options	(2)	368	(562)	392	(445)
FRAs	(2)	514	101	(550)	(109)
Futures	(2)	(1,827)	(3,260)	(305)	(1,016)

Net Mismatch	(2)	(4,216)	(5,245)	1,453	(503)
Cumulative Mismatch	(2)	(4,216)	(9,461)	(8,008)	(8,511)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Repricing Period at 30 June 2003

				Not Weighted
	1 to 5	over 5	Interest	Average
	years	years	Bearing	Rate
	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	—	—	96	1.75
Receivables due from other financial institutions	84	—	9	4.32
Trading securities	1,064	308	30	4.31
Investment securities	2,146	397	—	6.26
Loans, advances and other receivables	5,273	483	(37)	7.36
Bank acceptances of customers	—	—	75	—
Life insurance investment assets	966	710	1,717	2.54
Deposits with regulatory authorities	—	—	15	2.06
Property, plant and equipment	—	—	193	—
Intangible assets	—	—	477	—
Other assets	—	—	1,780	—

Total Assets	9,533	1,898	4,355	5.72

Liabilities
Deposits and other public borrowings	861	149	886	4.53
Payables due to other financial institutions	—	—	—	3.12
Bank acceptances	—	—	75	—
Provision for dividend	—	—	—	—
Income tax liability	—	—	26	—
Other provisions	—	—	42	—
Life insurance policy liabilities	—	—	3,418	—
Debt issues	1,470	139	—	2.01
Bills payable and other liabilities	—	—	2,160	—
Loan Capital	—	—	—	8.13

Total Liabilities	2,331	288	6,607	3.11

Shareholders’ Equity
Share capital	—	—	114
Outside equity interests	—	—	192

Total Shareholders’ Equity	—	—	306

Off Balance Sheet Items
Swaps	(2,349)	(205)	—	(1)
Options	247	—	—	(1)
FRAs	44	—	—	(1)
Futures	4,991	1,417	—	(1)

Net Mismatch	10,135	2,822	(2,558)	(1)
Cumulative Mismatch	1,624	4,446	1,888	(1)

(1)	No rate applicable.

(2)	No balance sheet amount applicable.

     As noted above the cumulative mismatch reflects contractual repricing periods. The balance sheet is managed based on assessments of expected pricing behaviour having regard to historical trends and competitive positioning.

     The Group has a significant portfolio of loans with fixed interest rates maturing in the one to five years repricing period. Funding is principally raised from retail deposits with at call variable interest rates. The interest rate risk exposure is managed in accordance with the principles outlined above in this note.

Notes to the financial statements

NOTE 39 Market Risk continued

	Repricing Period at 30 June 2002

	Balance
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12
	Total	month	months	months	months
	$M	$M	$M	$M	$M

Australia
Assets
Cash and liquid assets	5,426	4,105	—	—	—
Receivables due from other financial institutions	4,333	3,491	547	295	—
Trading securities	5,865	5,865	—	—	—
Investment securities	4,069	202	353	110	60
Loans, advances and other receivables	126,330	64,273	11,551	8,980	15,289
Bank acceptances of customers	12,449	—	—	—	—
Life insurance investment assets	26,102	5,174	539	407	218
Deposits with regulatory authorities	—	—	—	—	—
Property, plant and equipment	656	—	—	—	—
Goodwill	4,866	—	—	—	—
Other assets	18,577	—	—	—	—

Total Assets	208,673	83,110	12,990	9,792	15,567

Liabilities
Deposits and other public borrowings	115,497	77,414	10,110	9,114	3,880
Payables due to other financial institutions	3,153	1,965	1,105	20	1
Bank acceptances	12,449	—	—	—	—
Provision for dividend	1,040	—	—	—	—
Income tax liability	1,235	—	—	—	—
Other provisions	787	—	—	—	—
Life insurance policy liabilities	22,363	—	—	—	—
Debt issues	14,820	2,134	2,920	545	2,404
Bills payable and other liabilities	14,508	—	—	—	—
Loan Capital	5,337	227	1,872	543	—

Total Liabilities	191,189	81,740	16,007	10,222	6,285

Shareholders’ Equity
Share capital	12,659	—	—	—	—
Outside equity interests	2,009	—	—	—	—

Total Shareholders’ Equity	14,668	—	—	—	—

Off Balance Sheet Items
Swaps	(2)	(13,383)	(3,048)	3,877	2,420
FRAs	(2)	—	—	—	—
Futures	(2)	—	—	—	—

Net Mismatch	(2)	(12,013)	(6,065)	3,447	11,702
Cumulative Mismatch	(2)	(12,013)	(18,078)	(14,631)	(2,929)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Repricing Period at 30 June 2002

			Not	Weighted
	1 to 5	over 5	Interest	Average
	years	years	Bearing	Rate
	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	—	—	1,321	2.61
Receivables due from other financial institutions	—	—	—	2.46
Trading securities	—	—	—	3.61
Investment securities	2,288	1,042	14	6.26
Loans, advances and other receivables	25,366	2,175	(1,304)	6.82
Bank acceptances of customers	—	—	12,449	—
Life insurance investment assets	3,390	2,790	13,584	5.82
Deposits with regulatory authorities	—	—	—	—
Property, plant and equipment	—	—	656	—
Goodwill	—	—	4,866	—
Other assets	—	—	18,577	—

Total Assets	31,044	6,007	50,163	6.38

Liabilities
Deposits and other public borrowings	7,458	1,495	6,026	2.61
Payables due to other financial institutions	12	50	—	2.40
Bank acceptances	—	—	12,449	—
Provision for dividend	—	—	1,040	—
Income tax liability	—	—	1,235	—
Other provisions	—	—	787	—
Life insurance policy liabilities	—	—	22,363 (3)	—
Debt issues	6,469	348	—	4.67
Bills payable and other liabilities	—	—	14,508	—
Loan Capital	927	1,768	—	4.18

Total Liabilities	14,866	3,661	58,408	2.89

Shareholders’ Equity
Share capital	—	—	12,659
Outside equity interests	—	—	2,009

Total Shareholders’ Equity	—	—	14,668

Off Balance Sheet Items
Swaps	8,246	1,888	—	(1)
FRAs	—	—	—	(1)
Futures	—	—	—	(1)

Net Mismatch	24,424	4,234	(22,913)	(1)
Cumulative Mismatch	21,495	25,729	2,816	(1)

(1)	No rate applicable.

(2)	No balance sheet amount applicable.

(3)	Technically, the life insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

Notes to the financial statements

NOTE 39 Market Risk continued

     As noted above the cumulative mismatch reflects contractual repricing periods. The balance sheet is managed based on assessments of expected pricing behaviour having regard to historical trends and competitive positioning.

     The Group has a significant portfolio of loans with fixed interest rates maturing in the one to five years repricing period. Funding is principally raised from retail deposits with at call variable interest rates. The interest rate risk exposure is managed in accordance with the principles outlined above in this note.

	Repricing Period at 30 June 2002

	Balance
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12
	Total	month	months	months	months
	$M	$M	$M	$M	$M

Overseas
Assets
Cash and liquid assets	618	506	—	—	—
Receivables due from other financial institutions	3,395	2,033	107	310	58
Trading securities	2,524	489	1,372	185	80
Investment securities	6,697	851	1,562	1,057	142
Loans, advances and other receivables	20,744	8,481	2,095	1,548	3,461
Bank acceptances of customers	68	—	—	—	—
Life insurance investment assets	4,007	778	—	31	128
Deposits with regulatory authorities	89	—	—	—	—
Property, plant and equipment	206	—	—	—	—
Goodwill	525	—	—	—	—
Other assets	2,102	—	—	—	—

Total Assets	40,975	13,138	5,136	3,131	3,869

Liabilities
Deposits and other public borrowings	17,303	10,034	3,536	1,688	827
Payables due to other financial institutions	4,711	3,821	756	53	81
Bank acceptances	68	—	—	—	—
Provision for dividend	—	—	—	—	—
Income tax liability	41	—	—	—	—
Other provisions	47	—	—	—	—
Life insurance policy liabilities	3,554	—	—	—	—
Debt issues	8,755	284	6,583	913	371
Bills payable and other liabilities	2,834	—	—	—	—
Loan Capital	90	—	—	—	—

Total Liabilities	37,403	14,139	10,875	2,654	1,279

Shareholders’ Equity
Share capital	6,371	—	—	—	—
Outside equity interests	17	—	—	—	—

Total Shareholders’ Equity	6,388	—	—	—	—

Off Balance Sheet Items
Options	(2)	1,252	3,930	1,325	(1,590)
Swaps	(2)	—	271	—	—
FRAs	(2)	(437)	(653)	805	285
Futures	(2)	—	300	(213)	90

Net Mismatch	(2)	(186)	(1,891)	2,394	1,375
Cumulative Mismatch	(2)	(186)	(2,077)	317	1,692

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Repricing Period at 30 June 2002

			Not	Weighted
	1 to 5	over 5	Interest	Average
	years	years	Bearing	Rate
	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	—	—	112	2.38
Receivables due from other financial institutions	520	303	64	5.97
Trading securities	153	168	77	5.12
Investment securities	2,370	715	—	4.36
Loans, advances and other receivables	4,748	463	(52)	6.95
Bank acceptances of customers	—	—	68	—
Life insurance investment assets	457	451	2,162	2.76
Deposits with regulatory authorities	—	—	89	—
Property, plant and equipment	—	—	206	—
Goodwill	—	—	525	—
Other assets	—	—	2,102	—

Total Assets	8,248	2,100	5,353	5.95

Liabilities
Deposits and other public borrowings	413	—	805	4.24
Payables due to other financial institutions	—	—	—	2.80
Bank acceptances	—	—	68	—
Provision for dividend	—	—	—	—
Income tax liability	—	—	41	—
Other provisions	—	—	47
Life insurance policy liabilities	—	—	3,554	—
Debt issues	221	344	39	3.70
Bills payable and other liabilities	—	—	2,834	—
Loan Capital	90	—	—	7.87

Total Liabilities	724	344	7,388	3.87

Shareholders’ Equity
Share capital	—	—	6,371	—
Outside equity interests	—	—	17	—

Total Shareholders’ Equity	—	—	6,388	—

Off Balance Sheet Items
Options	(4,390)	(527)	—	(1)
Swaps	(271)	—	—	(1)
FRAs	—	—	—	(1)
Futures	(177)	—	—	(1)

Net Mismatch	2,686	1,229	(8,423)	(1)
Cumulative Mismatch	4,378	5,607	(2,816)	(1)

(1)	No rate applicable.

(2)	No balance sheet amount applicable.

Notes to the financial statements

NOTE 39 Market Risk continued

As at 30 June	Exchange Rate		Interest Rate
	Related Contracts		Related Contracts		Total

	2003	2002	2003	2002	2003	2002
	$M	$M	$M	$M	$M	$M

Within 6 months	2	(258)	(11)	123	(9)	(135)
Within 6 months - 1 year	(3)	(25)	6	2	3	(23)
Within 1-2 years	1	(199)	17	(38)	18	(237)
Within 2-5 years	189	94	13	(47)	202	47
After 5 years	(8)	123	143	(157)	135	(34)

Net deferred gain (loss)	181	(265)	168	(117)	349	(382)

     Foreign exchange risk

     Foreign exchange risk is the risk to earnings and value caused by a change in foreign exchange rates. The Bank hedges all balance sheet foreign exchange risks except for long term investments in offshore subsidiaries.

     Net deferred gains and losses

     Net deferred unrealised gains and losses arising from derivative hedging contracts entered into in order to manage risk arising from assets, liabilities, commitments of anticipated future transactions, together with the expected term of deferral are shown below.

     Net deferred gains and losses are only in respect of derivatives and must be considered in the context of the total interest rate and foreign exchange rate risk of the balance sheet. The deferred gains and losses on both derivatives and on balance sheet assets and liabilities are included in the economic VaR measure outline above.

     Additionally, there is $4 million of net deferred gains on derivatives (2002: $12 million net deferred losses) used to hedge equity risk on investments disclosed within Note 11.

Market risk in financial services

     Market risk in the life insurance business arises from mismatches between assets and liabilities guaranteed returns offered on some classes of policy (which may not be capable of being hedged through matching assets), adverse movements in market prices affecting fee income on investment-linked policies and from returns obtained from investing the shareholders capital held in each life company. Shareholders funds in the life insurance business are on average invested 50% in income assets (cash and fixed interest) and 50% in growth assets (shares and property) with the asset mix varying from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the shareholder at undue risk.

     Market risk in the fund management business is the risk of an adverse movement in market prices, which leads to a reduction in the amount of funds under management and a consequent reduction of fee income.

Market Risk in Financial Markets Trading

     The Group’s policy is that exposure to market risk from trading activities is managed by Institutional and Business Services. The Group trades and distributes financial markets products and provides risk management services to clients on a global basis.

     The objectives of the Group’s financial markets activities are to:

•	Provide risk management products and services to customers;

•	Manage the Group’s own market risks; and

•	Conduct controlled trading in pursuit of profit, leveraging off the Bank’s market presence and expertise.

     The Group maintains access to markets by quoting bid and offer prices with other market makers and carries an inventory of treasury and capital market instruments, including a broad range of securities and derivatives.

     In foreign exchange, the Group is a participant in all major currencies and is a major participant in the Australian dollar market, providing services for central banks, institutional, corporate and retail customers. Positions are also taken in the interest rate, debt, equity and commodity markets based on views of future market movements. Trading securities are further detailed in Note 10 of the financial statements.

     Income is earned from spreads achieved through market making and from taking market risk. All trading positions are valued and taken to profit and loss on a mark to market basis. Trading profits also take account of interest, dividends and funding costs relating to trading activities. Market liquidity risk is controlled by concentrating trading activity in highly liquid markets.

     Note 2 of the financial statements details Financial Markets Trading Income contribution of $502 million (2002: $489 million) to the income of the Group. The contribution is significant and provides important diversification benefits to the Group.

Residual Value Risk on Operating Leases

     The Bank provides operating leases to customers on equipment such as motor vehicles, computers and industrial equipment. Residual value risk is the risk that the amount recouped by selling the equipment at lease expiry will be less than the residual value of the lease. In managing this risk the Bank utilises industry experts to ensure that the residual value of equipment is prudently estimated at the start of the lease and the Bank realises the maximum value of the equipment at lease expiry.

Notes to the financial statements

NOTE 39 Market Risk continued

Derivative contracts

     The following table details the Group’s outstanding derivative contracts as at the end of the year.

     Each derivative type is split between those held for ‘Trading’ purposes and those for ‘Other than Trading’ purposes. Derivatives classified as ‘Other than Trading’ are transactions entered into in order to manage the risks arising from non-traded assets, liabilities and commitments in Australia and offshore centres.

     The ‘Face Value’ is the notional or contractual amount of the derivatives. This amount is not necessarily exchanged and predominantly acts as reference value upon which interest payments and net settlements can be calculated and on which revaluation is based.

     The ‘Credit Equivalent’ is calculated using a standard APRA formula and is disclosed for each product class. This amount is a measure of the on balance sheet loan equivalent of the derivative contracts, which includes a specified percentage of the face value of each contract plus the market value of all contracts with an unrealised gain at balance date. The Credit Equivalent does not take into account any benefits of netting exposures to individual counterparties.

     The accounting policy for derivative financial instruments is set out in Note 1(ff).

				GROUP
		Face Value	Credit Equivalent
	2003	2002	2003	2002
	$ M	$M	$M	$M

Derivatives
Exchange rate related contracts
Forwards
Trading	147,998	132,200	4,201	4,435
Other than trading	5,329	5,146	291	124

Total Forwards	153,327	137,346	4,492	4,559

Swaps
Trading	47,821	44,084	3,787	3,061
Other than trading	19,737	14,612	1,569	953

Total Swaps	67,558	58,696	5,356	4,014

Futures
Trading	—	293	—	—
Other than trading	—	—	—	—

Total Futures	—	293	—	—

Options purchased and sold
Trading	35,310	77,641	1,234	1,334
Other than trading	1,121	277	27	5

Total Options purchased and sold	36,431	77,918	1,261	1,339

Total exchange rate related contracts	257,316	274,253	11,109	9,912

Interest rate related contracts
Forwards
Trading	33,398	31,055	4	6
Other than trading	2,292	8,983	37	2

Total Forwards	35,690	40,038	41	8

Swaps
Trading	126,312	128,983	3,737	2,150
Other than trading	129,086	118,880	2,342	1,372

Total Swaps	255,398	247,863	6,079	3,522

Futures
Trading	31,409	79,173	18	—
Other than trading	—	1,563	—	—

Total Futures	31,409	80,736	18	—

Options purchased and sold
Trading	14,028	18,241	152	76
Other than trading	5,602	—	28	—

Total Options purchased and sold	19,630	18,241	180	76

Total interest rate related contracts	342,127	386,878	6,318	3,606

Equity risk related contracts
Swaps
Other than trading	355	278	29	—
Options	—	—	—	—
Trading	247	—	55	—

Total equity risk related contracts	602	278	84	—

Total derivatives exposures	600,045	661,409	17,511	13,518

Notes to the financial statements

NOTE 39 Market Risk continued

     The fair or market value of trading derivative contracts, disaggregated into gross unrealised gains and gross unrealised losses, are shown below. In line with the Group’s accounting policy, these unrealised gains and losses are recognised immediately in profit and loss, and together with net realised gains on trading derivatives and realised and unrealised gains and losses on trading securities are reported within trading income under foreign exchange earnings or other financial instruments (refer Note 2). In aggregate, derivatives trading was profitable for the Group during the year.

	Fair Value		Average Fair Value
	2003	2002	2003	2002
	$ M	$ M	$ M	$ M

Exchange rate related contracts
Forward contracts:
Gross unrealised gains	4,753	3,590	3,198	2,996
Gross unrealised losses	(4,922)	(3,451)	(3,245)	(2,197)

	(169)	139	(47)	799

Swaps:
Gross unrealised gains	3,599	2,765	2,996	2,619
Gross unrealised losses	(2,390)	(2,288)	(2,078)	(2,408)

	1,209	477	918	211

Futures:
Gross unrealised gains	2	—	—	—
Gross unrealised losses	—	—	—	—

	2	—	—	—

Options purchased and sold:
Gross unrealised gains	832	826	783	564
Gross unrealised losses	(1,138)	(903)	(920)	(517)

	(306)	(77)	(137)	47

Net Unrealised Gains on Exchange Rate Related contracts	736	539	734	1,057

Interest rate related contracts
Forward contracts:
Gross unrealised gains	4	9	7	14
Gross unrealised losses	(4)	(8)	(7)	(13)

	—	1	—	1

Swaps:
Gross unrealised gains	4,444	3,049	4,301	3,408
Gross unrealised losses	(4,911)	(3,468)	(4,799)	(3,891)

	(467)	(419)	(498)	(483)

Futures:
Gross unrealised gains	15	24	33	28
Gross unrealised losses	(18)	(35)	(23)	(35)

	(3)	(11)	10	(7)

Options purchased and sold:
Gross unrealised gains	258	73	223	92
Gross unrealised losses	(145)	(73)	(146)	(75)

	113	—	77	17

Net Unrealised Losses on Interest Rate Related contracts	(357)	(429)	(411)	(473)

Net Unrealised Gains on Trading Derivative Contracts	379	110	323	584

     In accordance with the accounting policy set out in Note 1(ff) the above trading derivative contract revaluations have been presented on a gross basis on the balance sheet.

Unrealised gains on trading derivatives (Note 21)	13,907	10,336
Unrealised losses on trading derivatives (Note 27)	13,528	10,226

Net unrealised gains on trading derivatives	379	110

Notes to the financial statements

NOTE 40 Superannuation Commitments

     The Group sponsors a range of superannuation plans for its employees worldwide. Details of major defined benefit plans with assets in excess of $10 million are:

Date of Last Actuarial
Name of Plan	Type	Form of Benefit	Review of the Fund

Officers’ Superannuation Fund (OSF)	Defined Benefits and Accumulation	Indexed pensions and lump sums	30 June 2000

The Colonial Group Staff Superannuation Scheme (CGSSS)	Defined Benefits and Accumulation	Indexed pensions and lump sums	30 June 2001

Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS)	Defined Benefits and Accumulation	Indexed pensions and lump sums	1 May 2002

Colonial UK Staff Pension Scheme (CUKSPS)	Defined Benefits	Indexed pensions and lump sums	5 April 2002

Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS)	Defined Benefits	Indexed pensions and lump sums	1 September 2001

Financial Details of Defined Benefits Plans

     Prior to the financial year ending 30 June 2003, the Bank prepared the following disclosures using values extracted from financial statements and actuarial assessments of each plan which have been prepared in accordance with relevant accounting and actuarial standards and practices. To maintain consistency in values, the Bank updates these values after each actuarial assessment of the fund (when the present value of accrued benefits would be calculated).

     In view of market volatility, commencing with the financial year ending 30 June 2003, the Bank will update the following values annually using most recently available information (including values obtained from unaudited fund financial statements).

	(1)	(1)	(2)	(2)	(3)
	OSF	CGSSS	CBA (UK)	CUKSPS	SI&CRBS	Total
			SBS
	$M	$M	$M	$M	$M	$M

Net Market Value of Assets(4)	4,748	351	81	243	23	5,446

Present Value of Accrued Benefits(5)	3,650	260	63	288	40	4,301

Difference between Net Market of Assets and Present Value of Accrued Benefits	1,098	91	18	(45)	(17)	1,145

Difference as a percentage of plan assets	23%	26%	22%	(19%)	(74%)	21%

Value of Vested Benefits(5)	3,650	252	56	253	29	4,240

(1)	The values for the OSF and CGSSS were the fund actuary’s estimates as at 31 March 2003.

(2)	The values for the CBA(UK)SBS and CUKSPS were the fund actuary’s estimates as at 31 May 2003.

(3)	The values for the SI&CRBS were the fund actuary’s estimates as at 30 June 2003.

(4)	These values have been extracted from the latest available fund financial statements (which are unaudited).

(5)	The Present Value of Accrued Benefits and Value of Vested Benefits for the OSF and CGSSS have been calculated in accordance with the Australian Accounting Standards AAS 25. For CBA(UK)SBS, CUKSPS and SI&CRBS, the Present Value of Accrued Benefits and Value of Vested Benefits have been calculated in accordance with relevant UK actuarial standards and practices.

Contributions

     For the plans listed in the above table, entities of the Group contribute to the respective plans in accordance with the Trust Deeds following the receipt of actuarial advice.

     With the exception of contributions corresponding to salary sacrifice benefits, the Bank ceased contributions to the OSF from 8 July 1994. Further, the Bank ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997.

     An actuarial assessment of the OSF, as at 30 June 2000 was completed during the year ended 30 June 2001. In line with the actuarial advice contained in the assessment, the Bank does not intend to make contributions to the OSF until after consideration of the next actuarial assessment of the OSF as at 30 June 2003.

     No employer contributions were made to the CGSSS during the year and the Bank does not intend to make contributions to the CGSSS until after consideration of the next actuarial assessment of CGSSS. Further, contributions ceased to CGSSS relating to salary sacrifice benefits from 1 July 1999.

Notes to the financial statements

NOTE 40 Superannuation Commitments continued

     The Bank has been making contributions to the CUKSPS and SI&CRBS following receipt of the actuarial assessments of these funds.

     Events Subsequent to Balance Date

     On 31 July 2003, the Colonial UK Staff Pension Scheme (CUKSPS) and Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS) were terminated and each plan’s assets, liabilities, member contributions and benefit arrangements transferred to the Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS).

     Since 31 July 2003, the Bank has continued to make its contributions in respect of former members of CUKSPS and SI&CRBS.

     An actuarial review of the merged fund is currently in progress and the Bank will amend its contributions to the merged fund in accordance with the Trust Deed following consideration of the results of this actuarial review.

Notes to the financial statements

NOTE 41 Controlled Entities

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

AUSTRALIA
(a) Banking
Commonwealth Bank of Australia		Australia
Controlled Entities:
Commonwealth Development Bank of Australia Limited		Australia
CBA Investments Limited		Australia
CBA Specialised Financing Limited		Australia
Share Investments Pty Limited		Australia
CBA Investments (No.2) Pty Limited		Australia
CBA International Finance Pty Limited		Australia
CBCL Australia Limited		Australia
CBFC Limited		Australia
Collateral Leasing Pty Limited		Australia
Commonwealth Securities Limited		Australia
Homepath Pty Limited		Australia
Chullora Equity Investments (No.2) Pty Limited *		Australia
Chullora Equity Investments (No.3) Pty Limited *		Australia
Commonwealth Insurance Limited		Australia
Commonwealth Investments Pty Limited *		Australia
Commonwealth Property Limited		Australia
Infravest (No. 2) Limited		Australia
Commonwealth Fleet Lease Pty Limited		Australia
Retail Investor Pty Limited		Australia
Sparad (no. 24) Pty Limited		Australia
Colonial Employee Share Plan Limited		Australia
Colonial Finance Limited		Australia
Colonial Financial Services Pty Limited		Australia
CST Securitisation Management Limited		Australia
Emerald Holding Company Limited		Australia
TD Waterhouse Holdings (Aust) Pty Limited **		Australia

(b) Life Insurance and Funds Management
Commonwealth Custodial Services Limited		Australia
Commonwealth Insurance Holdings Limited		Australia
Commonwealth Life Limited		Australia
CLL Investments Limited		Australia
CIF (Hazelwood) Pty Limited		Australia
Commonwealth Investment Services Limited Group
Commonwealth Investment Services Limited		Australia
Commonwealth Managed Investments Limited		Australia
CISL (Hazelwood) Pty Limited		Australia
Commonwealth Funds Management Limited Group
Commonwealth Funds Management Limited		Australia
CFM (ADF) Limited		Australia
CFML Nominees Pty Limited		Australia
CMG Asia Pty Limited		Australia
CMG First State Investment Managers (Asia) Limited		Australia
Colonial AFS Services Pty Limited		Australia
Colonial Financial Corporation Limited		Australia
Colonial First State Group Limited		Australia
Avanteos Pty Limited **		Australia
Colonial First State Property Limited		Australia
Colonial First Statutory Funds Management Limited		Australia
CFS Managed Property Limited		Australia
Colonial Holding Company Pty Limited		Australia
Colonial Holding Company (No.2) Pty Limited		Australia
Colonial Financial Management Limited		Australia
Colonial Insurance Services Pty Limited		Australia
Colonial International Holdings Pty Limited		Australia
Colonial Investments Holding Pty Limited		Australia
Colonial Investment Services Limited		Australia
Colonial LGA Holdings Limited		Australia
Colonial Mutual Funds Limited		Australia
The Colonial Mutual Life Assurance Society Limited		Australia

Notes to the financial statements

NOTE 41 Controlled Entities continued

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

(b) Life Insurance and Funds Management continued
Colonial Mutual Superannuation Pty Limited		Australia
Colonial PCA Holdings Pty Limited		Australia
Colonial PCA Services Limited		Australia
Colonial Portfolio Services Limited		Australia
Colonial Services Pty Limited		Australia
Jacques Martin Pty Limited		Australia

NEW ZEALAND
(a) Banking
ASB Group Limited		New Zealand
ASB Holdings Limited		New Zealand
ASB Bank Limited		New Zealand
ASB Finance Limited		New Zealand
ASB Management Services Limited		New Zealand
ASB Properties Limited		New Zealand
ASB Superannuation Nominees Limited		New Zealand
CBA Funding (NZ) Limited		New Zealand
(b) Life Insurance and Funds Management
ASB Group Limited		New Zealand
ASB Life Limited		New Zealand
Sovereign Limited		New Zealand
Colonial First State Investment Managers (NZ) Limited		New Zealand
Colonial First State Investments (NZ) Limited		New Zealand
ASB Group (Life) Limited		New Zealand
Kiwi Income Properties Limited		New Zealand
Kiwi Property Management Limited		New Zealand
Sovereign Life NZ Limited		New Zealand
Sovereign Services Corporation New Zealand Limited		New Zealand

OTHER OVERSEAS
(a) Banking
CBA Asia Limited		Singapore
CBA (Europe) Finance Limited		United Kingdom
CBA (Delaware) Finance Incorporated		USA
CTB Australia Limited		Hong Kong
Senator House Investments (UK) Limited (1)		United Kingdom
Commonwealth Securities (Japan) Pty Limited		Japan
SBV Asia Limited		Hong Kong
National Bank of Fiji Limited	51	Fiji
PT Bank Commonwealth		Indonesia
(b) Life Insurance and Funds Management
CMG Asia Life Holdings Limited		Bermuda
CMG Asia Limited		Bermuda
CMG Asia Pensions and Retirements Limited		Hong Kong
CMG First State Investments (Hong Kong) Limited		Hong Kong
CMG First State Singapore Limited		Singapore
Colonial Fiji Life Limited		Fiji
Colonial First State International Assets Limited		United Kingdom
Colonial First State Investments (Fiji) Limited		Fiji
Colonial First State Investment Managers (UK) Limited		United Kingdom
Colonial Healthcare (Fiji) Limited		Fiji
Colonial Services (Fiji) Limited		Fiji
Colonial First State UK Holdings Limited		United Kingdom
Waterloo & Victoria Limited		Cayman Islands

        Non-operating and minor operating controlled entities and investment vehicles holding policyholder assets are excluded from the above list.

(1) Wholly owned subsidiary of CBA International Finance Pty Limited.

* Small proprietory companies not requiring audit.

** Companies purchased during the year.

Notes to the financial statements

NOTE 42 Investments in Associated Entities and Joint Ventures

			Extent of
	GROUP		Ownership
	2003	2002	Interest		Balance
	$M	$M	%	Principal Activities	Date

EDS (Australia) Pty Limited	225	238	35	Information Technology Services	31 December
Computer Fleet Management	—	1	50	Desktop IT Lease Management	30 June
Cyberlynx Procurement Services	—	—	30	Procurement Services	30 June
PT Astra CMG Life	12	10	50	Life insurance - Indonesia	31 December
Allday Enterprises Ltd	1	—	30	Financial Services	31 December
China Life CMG Life Assurance Company Limited	36	36	49	Life insurance - China	31 December
Bao Minh CMG Life Insurance Company	12	7	50	Life insurance - Vietnam	31 December
CMG Mahon (China) Investment Management Limited	—	—	50	Direct investment in China	30 June
Mahon and Associates Limited	—	—	50	Investment Management	30 June
CMG CH China Funds Management Limited	1	1	50	Investment Management	31 March
Avanteos Pty Ltd(1)	—	20	100	Technology and Development	31 December
Colonial First State Private Ltd	—	—	50	Investment Management	30 June

Total	287	313

(1)	Ownership interest increased from 50% as at 30 June 2002 to 100% on 3 March 2003.

     The Group also holds investments in the Colonial First State Property Trust Group and Colonial Mastertrust Wholesale equity funds (including the Fixed Interest, Australian Share, International Share, Property Securities, Capital Stable, Balanced and Diversified Growth funds) through controlled life insurance entities, which are not accounted for under the equity accounting method.

     Instead, the market values for these investments are calculated at balance date and are brought to account at this value in compliance with the requirements of AASB 1038: Life Insurance Business. These investments are classified as property or equity investments and are not material components of these asset categories.

		GROUP
	2003	2002
	$M	$M

Share of associates’ profits (losses) after notional goodwill amortisation
Operating profits (losses) before income tax	1	(2)
Income tax expense	—	1

Operating profits (losses) after income tax	1	(1)

Carrying amount of investments in associated entities
Opening balance	313	400
New investments	6	8
Disposals / transfers	(21)	(85)
Writedown value of investments	(9)	(9)
Fair value adjustments	(3)	—
Share of associates’ profits (losses)	1	(1)

Closing Balance	287	313

NOTE 43 Standby Arrangements and Unused Credit Facilities
(of controlled entities that are borrowing corporations)

				GROUP
		2003		2002
		$M		$M
	Available	Unused	Available	Unused

Financing arrangements accessible
Bank overdraft	72	23	51	19
Revolving credit	—	—	—	—
Other	—	—	—	—

	72	23	51	19

Notes to the financial statements

NOTE 44 Related Party Disclosures

     Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, under an ASIC Order No. 98/110 dated 10 July 1998, from making disclosures of any loan made, guaranteed or secured by a bank to related parties (other than directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business and either on an arm’s length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity (if any). The exemption does not cover transactions that relate to the supply of goods and services to a bank, other than financial assets or services.

     The Class Order does not apply to a loan or financial instrument transaction which any director of the relevant entity should reasonably be aware that if not disclosed would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

     A condition of the Class Order is that the Bank must lodge a statutory declaration, signed by two directors, with the Australian Securities and Investments Commission accompanying the annual report. The declaration provides confirmation that the bank has systems of internal control and procedures to provide assurance that any financial instrument transactions of a bank which are not entered into on an arm’s length basis are drawn to the attention of the Directors so that they may be disclosed.

Directors

     The name of each person holding the position of Director of the Commonwealth Bank during the financial year is:

J T Ralph, AC	(Chairman)
J M Schubert	(Deputy Chairman)
D V Murray	(Managing Director)
N R Adler, AO
R J Clairs, AO
A B Daniels, OAM
C R Galbraith, AM
S C Kay
W G Kent, AO
F D Ryan
F J Swan
B K Ward

     Details of remuneration received or due and receivable by Directors are set out in Note 45.

Loans to Directors

     Loans are made to Directors in the ordinary course of business of the Bank and on an arm’s length basis. Loans to Executive Directors have been made on normal commercial terms and conditions.

     Under the Australian Securities and Investments Commission Class Order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

•	The Bank to its Directors;

•	Banks which are controlled entities to their Directors; and

•	Non bank controlled entities to Directors (and their related parties) of those entities.

     The aggregate amount of such loans outstanding at 30 June 2003 was:

•	$50,000 to Directors of the Bank (Mr F D Ryan) (2002: $50,000); and

•	$3,348,236 to Directors of related entities (2002: $2,735,036).

     The aggregate amount of such loans received and repayments made was:

	Loans Received		Repayments Made
	2003	2002	2003	2002
	$	$	$	$

Directors of the CBA
Normal terms and conditions	—	—	—	—

Directors of related entities
Normal terms and conditions(1)	1,691,375	1,055,843	431,123	601,331

(1)	Directors: G J Judd, G H Burrett, J M R Syme, C Seddon, M Hunter, R G Wilkie, C B Millett, S Swanson, M D Widjaja, S Vuetaki, C Kamea, M Naiyaga, J Wong and A V Villamor.

Notes to the financial statements

NOTE 44 Related Party Disclosures continued

Shares of Directors

The aggregate number of shares acquired by, disposed of and held by Directors and their director related entities in the Commonwealth Bank during the financial year ended 30 June 2003, were:

	Held			Held
	30 June 2002	Shares Acquired	Shares Disposed Of	30 June 2003
Director	Ordinary	Ordinary	Ordinary	Ordinary

J T Ralph	14,789	6,550		21,339
J M Schubert	12,602	1,826		14,428
D V Murray	66,638	514,308	(350,000)	230,946
N R Adler	7,825	811		8,636
R J Clairs	11,153	774		11,927
A B Daniels	13,718	1,417		15,135
C R Galbraith	5,462	1,117		6,579
S C Kay	—	2,184		2,184
W G Kent	8,822	886		9,708
F D Ryan	5,160	775		5,935
F J Swan	3,051	987		4,038
B K Ward	3,175	884		4,059

     All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan (or in the case of Mr D V Murray the Equity Reward Plan or the previous Executive Option Plan). Mr D V Murray exercised 500,000 options during the year, leaving his total holdings of options at 1,250,000 under the Equity Reward Plan and the previous Executive Option Plan. (No further options will be granted under the Equity Reward Plan. The Executive Option Plan was discontinued in 2000.) Mr D V Murray was also awarded rights to 55,000 shares under the Equity Reward Plan during the year. He has a total holding of 97,000 shares under the Equity Reward Plan. Shares awarded under the Equity Reward Plan are registered in the name of the Trustee. The transfer of legal title to Mr D V Murray is subject to vesting conditions and is conditional on the Bank achieving a prescribed performance hurdle over a minimum three year period. For further details on the Non-Executive Directors’ Share Plan, Equity Reward Plan and the previous Executive Option Plan refer Note 29.

     In addition, Mr Ralph holds 100,000 units in Commonwealth Property Trust and 495,294 units in Colonial First State Hedge Fund. Both holdings are held beneficially. Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

Other Transactions of Directors and Other Related Parties

     Financial Instrument Transactions

     Financial instrument transactions (other than loans and shares disclosed above) of Directors of the Bank and other banks that are controlled entities occur in the ordinary course of business of the banks on an arm’s length basis.

     Under the Australian Securities and Investments Commission Class Order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a Director of the entity concerned.

     All such financial instrument transactions that have occurred between the banks and their Directors have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.

     Transactions other than Financial Instrument

     Transactions of Banks

     All other transactions with Directors, director related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by non bank controlled entities. Mr Ralph’s and Mr Daniels’ interests in investment funds managed by Colonial First State are detailed above. Additionally, Mr C R Galbraith is a partner in the law firm, Allens Arthur Robinson, which acted for the Bank in the provision of legal services during the financial year. The fees for these services were $3,795,665.

     All other such transactions that have occurred with Directors, director related entities and other related parties have been trivial or domestic and were principally in the nature of lodgement or withdrawal of deposit, unit funds and superannuation monies.

Notes to the financial statements

NOTE 44 Related Party Disclosures continued

Controlled Entities

     Transactions with related parties in the Group are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally arise out of the provision of banking services, the acceptance of funds on deposit, the granting of loans and other associated financial activities.

     Support services are provided by the Bank such as provision of premises and/or equipment, availability of transfer payment and accounting facilities through data processing etc, and are transfer charged to the respective user entity at commercial rates.

Refer to Note 41 for details of controlled entities.

     The Bank’s aggregate investment in and loans to controlled entities are disclosed in Note 18.

     Amounts due to controlled entities are disclosed in the balance sheet of the Bank.

     Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2.

     All transactions between Group entities are eliminated on consolidation.

NOTE 45 Remuneration of Directors

     Total amount received or due and receivable by non-executive Directors of the Company for the year ended 30 June 2003 was:

					Total
	Base Fee/Pay	Committee Fee	Salary Sacrifice(2)	Superannuation(1)	Remuneration
	$	$	$	$	$

Non-Executive Directors
Mr J T Ralph, AC	216,000	32,000	62,000	5,626 *	315,626
Dr J M Schubert	108,000	20,000	32,000	11,520	171,520
Mr N R Adler, AO	72,000	16,000	22,000	7,920	117,920
Mr R J Clairs, AO	72,000	12,000	21,000	7,560	112,560
Mr A B Daniels, OAM	72,000	12,000	21,000	7,560	112,560
Mr C R Galbraith, AM	72,000	20,000	23,000	8,280	123,280
Ms S C Kay**	25,863	6,465	8,082	2,910	43,320
Mr W G Kent, AO	72,000	20,000	23,000	8,280	123,280
Mr F D Ryan	72,000	16,000	22,000	7,920	117,920
Mr F J Swan	72,000	20,000	23,000	8,280	123,280
Ms B K Ward	72,000	16,000	22,000	7,920	117,920

Executive Director

Mr D V Murray (refer Note 46)

* Mr.J T Ralph turned 70 during the 2002/03 financial year. The Bank’s SG obligations generally cease after a person attains age 70.

** Ms.S C Kay was appointed a Director on 5 March 2003.

(1)	The Bank is currently not contributing to the Officers’ Superannuation Fund. A notional cost of superannuation has been determined on an individual basis for certain of the Directors. Other Directors have superannuation contributions made to other funds.

(2)	Under the Non-Executive Directors Share Plan detailed in the Explanatory Memorandum to the Notice of Meeting for the 2000 Annual General Meeting, Non-Executive Directors are required to receive 20% of their remuneration in shares. This was implemented from the second quarter of the financial year. Also refer Note 29 for further details.

Notes to financial statements

NOTE 45 Remuneration of Directors continued

Directors’ Retirement Allowance Scheme

     The Board has discontinued the retirement scheme which provided for benefits to be paid to non-executive directors. The terms of this scheme, which were approved by shareholders at the 1997 Annual General Meeting, allowed for a benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. The entitlements of the non-executive directors in office at the time of discontinuance will not be affected and are shown below. No new members will be admitted to the scheme from that time.

	Increase in accrued		Entitlement as at
	benefit in year		30 June 2003
	$		$

Non-Executive Directors
Mr J T Ralph, AC	127,635		1,160,000
Dr J M Schubert	102,537		577,260
Mr N R Adler, AO	34,867		395,342
Mr R J Clairs, AO	44,194		145,800
Mr A B Daniels, OAM	103,796	(1)	103,796
Mr C R Galbraith, AM	104,132	(1)	104,132
Mr W G Kent, AO	104,132	(1)	104,132
Mr F D Ryan	109,074	(1)	109,074
Mr F J Swan	46,924		213,657
Ms B K Ward	53,672		301,389
Ms S C Kay(2)	—		—

(1)	First year of entitlement accumulated for three years service

(2)	Appointed as a Director after closure of scheme

		BANK
	2003	2002
	$	$

Total amount received or due and receivable by executive and non executive Directors (includes accumulated benefits due to Directors who retired during the year)	3,998,811	8,308,940

     The number of executive and non-executive Directors whose remuneration fell within these bands was:

Remuneration (Dollars)	Number	Number
$40,001 - $49,000	1	—
$100,001 - $110,000	—	5
$110,001 - $120,000	5	3
$120,001 - $130,000	3	—
$150,001 - $160,000	—	1
$170,001 - $180,000	1	—
$290,001 - $300,000	—	1
$310,001 - $320,000	1	—
$2,510,001 - $2,520,000	1	—
$6,990,001 - $7,000,000	—	1

	12	11

		GROUP
	2003	2002
	$	$

Total amount received or due and receivable by executive and non executive Directors of the Bank and controlled entities	10,133,461	15,804,263

Notes to financial statements

NOTE 46 Remuneration of Executives

     The following table shows remuneration for the executive director and five highest paid other members of the senior executive team reporting directly to the Chief Executive Officer, who were officers of the Bank and the Group in the year ended 30 June 2003.

     The table does not include individuals who are not direct reports to the Chief Executive Officer, but whose incentive based remuneration in any given year is in excess of that received by a member of the senior executive team.

Senior Executive Team

		Bonus in respect of
		this year (2)

			Vested in		Other
	Base Pay	Paid in	CBA	Superannuation	Compensation	Total
	(1)	Cash	Shares	(3)	(4)	Remuneration
Name & Position	$	$	$	$	$	$

D V Murray
Chief Executive Officer	1,625,000	375,000	375,000	131,625	13,000	2,519,625
S I Grimshaw
Group Executive, Investment & Insurance Services	815,616	262,500	262,500	58,724	313,000	1,712,340
M A Katz
Group Executive, Premium Financial Services	870,000	240,000	240,000	67,500	13,000	1,430,500
M J Ullmer
Group Executive, Institutional & Business Services	820,000	217,500	217,500	132,300	13,000	1,400,300
G L Mackrell
Group Executive, International Financial Services	540,000	185,000	185,000	66,802	13,000	989,802
A R Cosenza
Group Executive, Office of CEO	560,000	160,000	160,000	40,320	13,000	933,320
Retired Executive
P L Polson
Group Executive, Investment & Insurance Services(5)	240,411	—	—	63,519	1,204,795	1,508,725
(1)	Base pay reflects amounts paid in the year ending 30 June 2003 and is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles.

(2)	Bonuses paid are for the year ending 30 June 2003. The Group has a vesting (deferral) arrangement for most executives. 50% of the bonus payment is paid in cash and the remaining 50% is deferred and vested in the Bank’s shares. Half of the shares will vest after one year (in 2004) and half will vest after two years (in 2005). Generally shares are only received if the executive is still in the employ of the Bank on the relevant dates.

(3)	The Bank is currently not contributing to the Officers’ Superannuation Fund or to the Colonial Group Staff Superannuation Scheme – refer Note 40. However, the notional cost of superannuation has been determined on an individual basis for each executive.

(4)	Other compensation includes, where applicable, car parking (including FBT), accommodation (including FBT), commencement payments, retirement allowances, contractual and other payments.

(5)	Retired 26 October 2002.

Notes to the financial statements

NOTE 46 Remuneration of Executives continued

     The following table shows the number of shares granted as well as the amortisation of unvested shares and options for the year ending 30 June 2003:

		Amortisation for the year ended
	Number of Shares	30 June 2003 of unvested shares and
	granted during	options allocated in fiscal years 2001, 2002
	the year ended	and 2003
	30 June 2003(1)	Option Grants(1)	Share Grants(1)
Name & Position	No.	$	$

D V Murray
Chief Executive Officer	110,000	412,347	667,973
S I Grimshaw
Group Executive, Investment & Insurance Services	39,000	65,189	232,565
M A Katz
Group Executive, Premium Financial Services	48,000	174,527	383,601
M J Ullmer
Group Executive, Institutional & Business Services	48,000	168,324	383,601
G L Mackrell
Group Executive, International Financial Services	29,500	89,830	220,910
A R Cozenza
Group Executive, Office of CEO	29,500	85,792	220,161
Retired Executive
P L Polson
Group Executive, Investment & Insurance Services(2)	—	59,526	78,698

(1)	Since 2002/03, shares only have been allocated under the Equity Reward Plan. Shares are purchased on-market at the current market price and the cost of the shares acquired is expensed against the Profit & Loss account over a 3 year period. No consideration is payable by the executive for the grant of shares and the vesting of the executive’s legal title to the executive is conditional on the Bank achieving the prescribed performance hurdle.

Option Grants previously awarded under the Equity Reward Plan were a right to subscribe for ordinary shares at an exercise price which was the Market Value (defined as the weighted average of the prices at which the Bank’s ordinary shares were traded on the ASX during the one week period before the Commencement Date) plus a premium representing the time value component of the value of options (based on the actual differences between the dividend and bond yields at the date of the vesting of the right to exercise the options). No options have been granted since 2001/02.

The prescribed performance hurdle for Options and Shares issued prior to 2002/03 was –

•	the Bank’s Total Shareholder Return (growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of Total Shareholder Return achieved by a comparator group of companies, excluding the Bank.

•	if the performance hurdle is not reached within that three years, the Options and Shares may nevertheless be exercisable or vest as appropriate only where the hurdle is subsequently reached within five years from the Commencement Date. If the performance hurdle is not met within this period the Options will lapse and entitlement to Shares will be forfeited.

In relation to Reward Shares granted from 2002/03 onwards, a tiered vesting scale was introduced so that 50% of allocated shares vest if the Bank’s Total Shareholder Return is equal to the median return of the comparator group, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile with a linear relationship between the percentiles.

Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.
Options and Shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met or they lapse.

The amortisation of Options and Shares disclosed above is calculated as follows –

Options – Calculated using the ‘fair value’ of all outstanding (i.e. currently unexercisable) Options granted in fiscal years 2001 and 2002 (plus second tranche of Options granted to the CEO in fiscal year 2000). The ‘fair value’ (as previously disclosed for US GAAP purposes) is derived using a Black-Scholes valuation discounted by 50% for the probability of not meeting the performance hurdle. The annualised equivalent of the ‘fair value’ in respect of each grant has been apportioned on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months (49 months in respect of the second tranche of Options granted to the CEO in fiscal year 2000). The first tranche of Options granted to the CEO in fiscal year 2000 as well as to other executives have not yet become exercisable but have passed the first possible vesting date and are not included in the values calculated.

Shares – Calculated using the market value at the Commencement Date of all outstanding (i.e. currently unvested) entitlements to Shares granted in fiscal years 2001, 2002 & 2003 discounted by 50% for the probability of not meeting the performance hurdle. The annualised equivalent of the ‘fair value’ in respect of each grant has been apportioned on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months.

For further details on the Equity Reward Plan, refer Note 29.

(2)	Retired 26 October 2002.

Notes to the financial statements

NOTE 46 Remuneration of Executives continued

     The following table shows the number of executives whose remuneration (excluding Long Term Incentive entitlements) fell within the stated bands:

			GROUP			BANK
	2003		2002	2003		2002
Remuneration (Dollars)	Number		Number	Number		Number

$160,000 - $169,999	1	*	—	1	*	—
$250,000 - $259,999	2	*	—	2	*	—
$310,000 - $319,999	—		1	—		1
$330,000 - $339,999	1		1	1		1
$390,000 - $399,999	—		1	—		1
$400,000 - $409,999	1		—	1		—
$420,000 - $429,999	1	*	—	1	*	—
$430,000 - $439,999	—		1	—		1
$460,000 - $469,999	1		—	1		—
$470,000 - $479,999	1	*	1	1	*	1
$490,000 - $499,999	—		1	—		1
$530,000 - $539,999	—		1	—		1
$560,000 - $569,999	—		1	—		1
$570,000 - $579,999	2		—	2		—
$610,000 - $619,999	1		1	1		1
$650,000 - $659,999	—		1	—		1
$710,000 - $719,999	—		1	—		1
$740,000 - $749,999	1		—	1		—
$760,000 - $769,999	—		1	—		1
$780,000 - $789,999	—		1	—		1
$790,000 - $799,999	—		1	—		1
$810,000 - $819,999	—		1	—		1
$820,000 - $829,999	4		—	4		—
$870,000 - $879,999	—		1	—		1
$880,000 - $889,999	—		1	—		1
$930,000 - $939,999	2		—	2		—
$980,000 - $989,999	1		—	1		—
$1,100,000 - $1,109,999	1		—	1		—
$1,110,000 - $1,119,999	1		1	1		1
$1,200,000 - $1,209,999	—		2	—		2
$1,220,000 - $1,229,999	1		—	1		—
$1,260,000 - $1,269,999	—		1	—		1
$1,370,000 - $1,379,999	—		1	—		1
$1,380,000 - $1,389,999	—		1	—		1
$1,400,000 - $1,409,999	1		—	1		—
$1,430,000 - $1,439,999	1		—	1		—
$1,500,000 - $1,509,999	1	*	—	1	*	—
$1,640,000 - $1,649,999	1		—	1		—
$1,650,000 - $1,659,999	—		1	—		1
$1,710,000 - $1,719,999	1		—	1		—
$1,760,000 - $1,769,999	—		1	—		1
$1,960,000 - $1,969,999	—		1	—		1
$2,500,000 - $2,509,999	1		—	1		—
$3,590,000 - $3,599,999	—		1	—		1
$6,210,000 - $6,219,999(1)	1	*	—	1	*	—
$6,990,000 - $6,999,999	—		1	—		1

Total number of executives	29		28	29		28

Notes to the financial statements

NOTE 46 Remuneration of Executives continued

		GROUP		BANK
	2003	2002	2003	2002
	$	$	$	$

Total amount received or due and receivable by executives (includes accumulated benefits due to executives who retired, resigned or were retrenched during the year)	31,306,809	33,973,600	31,306,809	33,973,600

(1)	Includes a payment of $3.39m to a former Colonial First State Executive for an incentive payment in respect of the year ended 30 June 2002. This amount was not included in the equivalent table for the year ended 30 June 2002 as the payment was not finalised until after the signing of the June 2002 Financial Statement. This amount has now been included in the above bands for the current year. Additionally, the executive received a $26.54m payment from a provision raised at the acquisition of Colonial for liabilities relating to the conditions in the contract with that company.

*	Includes termination payments to 7 retired, resigned, or retrenched executives during the 2002/2003 financial year.

In addition to remuneration shown above, contractual payments have been made or accrued as a consequence of contracts acquired with the Colonial acquisition.

An executive is a person who is directly accountable and responsible to the Chief Executive Officer, or is a Group employee responsible for the strategic direction and management of major businesses or risk portfolios.

Remuneration is based on amounts paid and accrued in respect of the financial year.

The Group’s Policy in respect of remuneration of executives is outlined in Corporate Governance on page 60.

Notes to the financial statements

NOTE 47 Statements of Cash Flow

		GROUP		BANK
2003	2002	2001	2003	2002
$M	$M	$M	$M	$M

Note (a) Reconciliation of Cash

     For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

Notes, coins and cash at bankers	1,492	2,056	1,048	1,332	1,873
Other short term liquid assets	641	495	544	232	306
Receivables due from other financial institutions - at call	2,528	2,709	458	1,943	1,470
Payables due to other financial institutions - at call	(3,233)	(2,762)	(2,012)	(3,230)	(2,741)

Cash and Cash Equivalents at end of year	1,428	2,498	38	277	908

Note (b) Cash Flows Presented on a Net Basis

     Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:

•	Customer deposits to and withdrawals from deposit

•	Accounts, borrowings and repayments on loans, advances and other receivables;

•	Sales and purchases of trading securities; and

•	Proceeds from and repayment of short term debt issues.

			GROUP		BANK
Note (c) Reconciliation of Operating Profit After	2003	2002	2001	2003	2002
Income Tax to Net Cash Provided by Operating Activities	$M	$M	$M	$M	$M

Net profit after income tax	2,018	2,656	2,412	2,099	2,665
Decrease/(increase) in interest receivable	(78)	210	159	(273)	152
Increase/(decrease) in interest payable	62	(60)	(278)	103	(146)
Net (increase)/decrease in trading securities	(2,484)	(1,159)	(262)	(1,814)	(1,353)
Net (gain)/loss on sale of investment securities	9	(78)	(56)	9	(295)
(Gain)/loss on sale of property plant and equipment	(22)	(12)	(25)	(13)	(11)
Charge for bad and doubtful debts	305	449	385	266	405
Depreciation and amortisation	450	451	488	269	272
(Decrease)/increase in other provisions	(15)	(120)	(692)	(7)	(146)
Increase/(decrease) in income taxes payable	(234)	443	(371)	(137)	465
(Decrease)/increase in deferred income taxes payable	(166)	(522)	(97)	10	(225)
(Increase)/decrease in future income tax benefits	100	69	209	(3)	49
(Increase)/decrease in accrued fees/reimbursements receivable	(94)	(17)	(194)	143	(11)
(Decrease)/increase in accrued fees and other items payable	6	(162)	136	(73)	(72)
Amortisation of premium on investment securities	6	18	24	6	17
Unrealised gain on revaluation of trading securities	(269)	723	(186)	(246)	723
Change in excess of net market value over net assets of life insurance controlled entities	245	(477)	(474)	—	—
Change in policy liabilities	(2,056)	(1,112)	—	—	—
Other assets	—	—	400	—	—
Other	92	693	257	(21)	(245)

Net Cash Provided by / (used in) Operating Activities	(2,125)	1,993	1,835	318	2,244

Note (d) Non Cash Financing and Investing Activities

     Shares issued under the Dividend Reinvestment Plan for 2001 were $313 million (2000: $253 million) and shares issued under the Employee Share Plans for 2002 were $39 million (2001: $40 million; 2000: $24 million). Acquisition of entity by means of an equity issue nil (2000: $9,274 million).

Notes to the financial statements

NOTE 47 Statements of Cash Flow continued

Note (e) Acquisition of Controlled Entities

	2003	2002	2001
	$M	$M	$M

Consideration
Cash paid on acquisitions	71	56	418
Transaction costs	—	1	—
Pre-acquisition dividend received	2	—	—

	73	57	418

Fair value of net tangible assets acquired
Cash & liquid assets	29	—	4
Receivables from other financial institutions	—	—	26
Trading securities	—	—	501
Loans, advances and other receivables	—	—	2,812
Life insurance investment assets	—	—	76
Property, plant and equipment	—	—	42
Other assets	29	—	109
Deposits and public borrowings	—	—	(2,108)
Payables due to other financial institutions	—	—	(601)
Other provisions	(8)	—	(3)
Life insurance policy liabilities	—	—	(75)
Debt issues	—	—	(599)
Bills payable and other liabilities	(33)	—	(64)
Outside equity interest	—	—	(12)

	17	—	108
Excess market value over net assets of life insurance subsidiary	26	57	51
Goodwill	30	—	259

	73	57	418

Outflow (inflows) of cash on acquisitions
Cash payments	71	56	418
Transaction costs	—	1	—
Less cash and cash equivalents acquired	(29)	—	(4)

	42	57	414

Note (f) Disposal of Controlled Entities

	2003	2002	2001
	$M	$M	$M

Disposal proceeds
Cash receipt on disposal	33	—	—

	33	—	—

Fair value of net tangible assets disposed
Net book value of assets disposed	65	—	—
Loss on sale	(32)	—	—

	33	—	—

Inflow of cash from disposal
Cash proceeds	33	—	—

	33	—	—

Note (g) Financing Facilities

     Standby funding lines are immaterial.

Notes to the financial statements

NOTE 48 Disclosures about Fair Value of Financial Instruments

     These amounts represent estimates of net fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

     While the estimated net fair value amounts are designed to represent estimates at which these instruments could be exchanged in a current transaction between willing parties, many of the Group’s financial instruments lack an available trading market as characterised by willing parties engaging in an exchange transaction. In addition, it is the Bank’s intent to hold most of its financial instruments to maturity and therefore it is not probable that the net fair values shown would be realised in a current transaction.

     The estimated net fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers (credit card intangibles) are not reflected. The value of these items is significant.

     Because of the wide range of valuation techniques and the numerous estimates that must be made, it may be difficult to make reasonable comparisons of the Bank’s net fair value information with that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated net fair value disclosures and to realise that because of these uncertainties, the aggregate net fair value amount should in no way be construed as representative of the underlying value of the Commonwealth Bank of Australia.

		2003		2002
	Carrying	Net Fair	Carrying	Net Fair
	Value	Value	Value	Value
	$ M	$ M	$ M	$ M

Assets
Cash and liquid assets	5,575	5,575	6,044	6,044
Receivables due from other financial institutions	7,066	7,066	7,728	7,728
Trading securities	10,435	10,435	8,389	8,389
Investment securities	11,036	11,187	10,766	10,851
Loans, advances and other receivables	160,347	160,441	147,074	148,378
Bank acceptances of customers	13,197	13,197	12,517	12,517
Life insurance investment assets	27,835	27,835	30,109	30,109
Deposit accounts with regulatory authorities	23	23	89	89
Other assets	23,094	23,094	19,961	19,751
Liabilities
Deposits and other public borrowings	140,974	141,186	132,800	132,879
Payables due to other financial institutions	7,538	7,538	7,864	7,864
Bank acceptances	13,197	13,197	12,517	12,517
Life insurance policy liabilities	23,862	23,862	25,917	25,917
Debt issues	30,629	30,356	23,575	24,462
Bills payable and other liabilities	18,822	18,819	17,184	17,203
Loan Capital	6,025	6,350	5,427	5,632
Asset and liability hedges - unrealised gains/(losses)	—	353	—	(394)
(Refer Note 39)

     The net fair value estimates were determined by the following methodologies and assumptions:

Liquid assets and bank acceptances of customers

     The carrying values of cash and liquid assets, receivables due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Securities

     Trading securities are carried at net market/net fair value and investment securities have their net fair value determined based on quoted market prices, broker or dealer price quotations.

Loans, advances and other receivables

     The carrying value of loans, advances and other receivables is net of general and specific provisions for doubtful debts and interest/fees reserved.

     For variable rate loans, excluding impaired loans, the carrying amount is a reasonable estimate of net fair value. The net fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e. the net present value of the portfolio future principal and interest cash flows), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio plus an add-on of the average credit margin of the existing portfolio, where appropriate.

Notes to the financial statements

NOTE 48 Disclosures about Fair Value of Financial Instruments continued

     The net fair value of impaired loans was calculated by discounting expected cash flows using a rate that includes a premium for the uncertainty of the flows.

     For shares in companies, the estimated net fair values are based on quoted market prices.

Life Insurance Investment Assets & Policy Liabilities

     Life insurance investment assets are carried at net fair value. Life insurance policy liabilities are measured on a net present value basis. This treatment is in accordance with accounting standard AASB 1038: Life Insurance Business.

Statutory deposits with central banks

     In several other countries in which the Group operates, the law requires that the Group lodge regulatory deposits with the local central bank at a rate of interest below that generally prevailing in that market. The net fair value is assumed to be equal to the carrying value as the Group is only able to continue as a going concern with the maintenance of these deposits.

All other financial assets

     Included in this category are fees receivable, unrealised income, investments in associates of $287 million (2002: $313 million), and excess of net market value over net assets of life insurance controlled entities of $5,540 million (2002: $5,656 million), where the carrying amount is considered to be a reasonable estimate of net fair value.

     Other financial assets are net of goodwill, future income tax benefits and prepayments/unamortised payments, as these do not constitute a financial instrument.

Deposits and other public borrowings

     The net fair value of non interest bearing, call and variable rate deposits, and fixed rate deposits repricing within six months, is the carrying value as at 30 June. Discounted cash flow models based upon deposit type and its related maturity, were used to calculate the net fair value of other term deposits.

Short term liabilities

     The carrying value of payables due to other financial institutions and bank acceptances approximate their net fair value as they are short term in nature and reprice frequently.

Debt issues and loan capital

     The net fair values of debt issues and loan capital were calculated based on quoted market prices as at 30 June.

     For those debt issues where quoted market prices were not available, discounted cash flow and option pricing models were used, utilising a yield curve appropriate to the expected remaining maturity of the instrument.

All other financial liabilities

     This category includes interest payable and unrealised expenses payable for which the carrying amount is considered to be a reasonable estimate of net fair value. For liabilities that are long term, net fair values have been estimated using the rates currently offered for similar liabilities with remaining maturities.

     Other provisions including provision for dividend, income tax liability and unamortised receipts are not considered financial instruments.

Asset and liability hedges

     Net fair value of asset and liability hedges is based on quoted market prices, broker or dealer price quotations.

Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued

     The net fair value of these items was not calculated as estimated fair values are not readily ascertainable. These financial instruments generally relate to credit risk and attract fees in line with market prices for similar arrangements. They are not presently sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The net fair value may be represented by the present value of fees expected to be received, less associated costs. The overall level of fees involved is not material.

Other off-balance sheet financial instruments

     The net fair value of trading and investment derivative contracts (foreign exchange contracts, currency swaps, exchange rate futures, currency options, forward rate agreements, interest rate swaps, interest rate futures, interest rate options), were obtained from quoted market prices, discounted cash flow models or option pricing models as appropriate.

     The fair value of these instruments is disclosed in Note 39.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles

     The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles in Australia (‘Australian GAAP’, refer Note 1), which differ in some respects from Generally Accepted Accounting Principles in the United States (‘US GAAP’).

     The following are significant adjustments between net profit, shareholders’ equity and consolidated balance sheets disclosed in these financial statements and which would be reported in accordance with US GAAP.

			2003	2002	2001
	Footnote		$ M	$ M	$ M

Consolidated Statements of Profit and Loss
Net profit reported under Australian GAAP			2,012	2,655	2,398
Employee share compensation	(c	)	25	(30)	(32)
Pension expense adjustment *	(i	)	(6)	21	142
Life insurance market valuation of controlled entities	(k	)	245	(477)	(474)
Goodwill amortisation	(l	)	—	(33)	(33)
Reversal of goodwill amortisaton	(l	)	322	—	—
Amortisation of identifiable intangible assets *	(t	)	(13)	(13)	(13)
Movement in value of business acquired *	(m	)	(202)	(98)	(172)
Movement in policyholder liabilities	(r	)	42	59	95
Movement in deferred tax relating to policyholder liabilities	(a	)	(12)	(8)	(20)
Reversal of unrealised gains and depreciation on life insurance property investments *	(o	)	(20)	(24)	(52)
Movement in deferred acquisition costs *	(s	)	(29)	(70)	(104)
Transitional adjustments on adoption of SFAS 133 *	(v	)	—	—	(171)
Marked to market of derivative instruments (under SFAS 133) *	(v	)	636	(300)	22

Net income according to US GAAP			3,000	1,682	1,586

Other Comprehensive Income
Foreign currency translation reserve *	(q	)	(92)	(102)	68
Pension plan *	(q	)	68	19	13
Unrealised holding gains on available for sale securities *	(f	)	59	95	7
Reclassification adjustment for gains included in net income	(f	)	(1)	(50)	(1)

	(q	)	58	45	6

Total other comprehensive income (loss)			34	(38)	87

Total comprehensive income according to US GAAP			3,034	1,644	1,673

Basic earnings per share on net income according to US GAAP (cents)			235.7	131.5	125.2
Fully diluted earnings per share on net income according to US GAAP (cents)			235.6	131.3	125.0
Shareholders’ Equity
Shareholders’ equity reported under Australian GAAP, excluding outside equity interests			20,024	19,030	18,393
Tax effect of foreign currency translation reserve	(a	)	60	20	(24)
Provision for final cash dividend	(d	)	—	1,027	765
Unrealised net gain on available for sale securities *	(f	)	109	51	6
Prepaid pension cost	(i	)	970	1,006	975
Tax effect of prepaid pension cost	(i	)	(282)	(275)	(283)
Life insurance market valuation of controlled entities	(k	)	(2,303)	(2,548)	(2,071)
Amortisation of identifiable intangible assets	(l	)	(38)	(26)	(13)
Goodwill amortisation to 30 June 2002	(l	)	(78)	(78)	(45)
Reversal of goodwill amortisation	(l	)	322	—	—
Movement in value of business acquired *	(m	)	(484)	(281)	(183)
Movement in deferred acquisition costs *	(s	)	(231)	(202)	(132)
Equity issued for Colonial acquisition	(t	)	(1,026)	(1,026)	(1,026)
Reversal of unrealised gain and accumulated depreciation on life insurance property investments *	(o	)	(96)	(76)	(52)
Movement in policyholder liabilities	(r	)	196	154	95
Movement in deferred tax relating to policyholder liabilities	(r	)	(40)	(28)	(20)
Transitional adjustments on adoption of SFAS 133 *	(v	)	—	—	(171)
Marked to market of derivative instruments (under SFAS 133) *	(v	)	187	(449)	22

Shareholders’ equity according to US GAAP			17,290	16,299	16,236

* Reconciliation items which are net of tax. The effective tax rate for 2003 and 2002 is 30% and 2001 is 34%.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

			2003	2002	2001
	Footnote		$M	$M	$M

Consolidated Balance Sheets
Total assets reported under Australian GAAP			265,110	249,648	230,411
Deferred tax assets related to differences in life insurance policyholder liabilities	(a	)	115	130	138
Unrealised net gain (loss) on available for sale securities	(f	)	155	73	9
Prepaid pension cost	(i	)	1,213	1,249	1,218
Excess of net market value over net assets of life insurance controlled entities	(k	)	(5,540)	(5,656)	(5,136)
Goodwill, net of amortisation	(l	)	808	286	289
Value of business acquired, net of amortisation	(m	)	2,005	2,249	2,449
Life insurance policy deferred acquisition costs, net of amortisation	(s	)	750	691	559
Other identifiable intangible assets recognised, net of amortisation	(l	)	122	111	130
Unrealised gain and accumulated depreciation on life insurance property investments	(o	)	(96)	(27)	(53)
Securitised assets	(u	)	—	—	6,378
Marked to market of derivative instruments (under SFAS 133)	(v	)	(481)	(1,179)	(879)
Reclassification between reinsurance receivable and policyholder liabilities			(19)	(12)	(22)
Consolidation of variable interest entity	(y	)	245	—	—

Total assets according to US GAAP			264,387	247,563	235,491

(a)	Income Tax

Deferred Income Tax Assets and Liabilities

     Australian GAAP follows the liability method of tax-effect accounting. The tax-effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is disclosed as a future income tax benefit (FITB) or a provision for deferred income tax. Amounts are offset where the tax payable and the realisable benefit are expected to occur in the same period. Permanent differences are differences between taxable income and pre-tax accounting profit where the related income or expense items will never be included in either taxable income or pre-tax accounting profit.

     The Group has applied SFAS 109: Accounting for Income Taxes in the preparation of its US GAAP information.

     The differences between the effect of applying the provisions of SFAS 109 and the accounting policy adopted in the Australian Financial Statements are as follows:

•	Under Australian GAAP the criterion for recognition of timing differences is assurance beyond any reasonable doubt and for tax losses ‘virtual certainty’. The recognition criterion under US GAAP is that the tax benefit is probable.

•	Australian GAAP requires that an announcement of the Government’s intention to change the rate of company income tax in advance of periods in which the change will occur is adequate evidence for the deferred tax balances to be restated. This treatment is not permitted under SFAS 109: Accounting for Income Taxes which requires that the deferred tax liabilities and assets be adjusted in the Financial Year in which a change in the tax rate is enacted.

Policyholder Liabilities

     From 1 July 2000, the basis for taxation of income on most life insurance products changes from ‘Income minus Expenditure’ to ‘Profit’ (which includes movements in policyholder liabilities). As tax deductible policyholder liabilities under Australian tax legislation are lower than US GAAP policyholder liabilities, a deferred tax asset to recognise this timing difference is created. Financial Year 2003 $115 million (2002: $130 million; 2001: $138 million).

Foreign Currency Translation Reserve

     For US GAAP purposes, the tax effect of the foreign currency translation reserve is booked as a deferred tax asset. For Financial Year 2003, this represented a $60 million increase to shareholders’ equity (2002: $20 million increase; 2001: $24 million decrease).

Investment Securities

     Income from tax exempt securities does not exceed $500,000.

     Tax related to unrealised gains / losses on investment securities sales is $47 million (2002: $22 million; 2001: $1 million).

(b)	Pension Plans

     In accordance with Australian GAAP, contributions to company sponsored defined benefit pension plans are expensed as incurred. Other than by way of a note to the financial statements, any surplus or deficit is not reflected in the consolidated accounts.

     US GAAP pension expense, for defined benefit pension plans, is determined using defined methodology that is based on concepts of accrual accounting. This methodology, which requires several types of actuarial measurements, results in net amounts of expense and the related plan surplus or deficiency being recorded in the financial statements of the sponsor systematically over the working lives of the employees covered by the plan. As a result US GAAP reconciliation adjustments are required. The disclosure requirements of SFAS 87: Employers Accounting for Pensions and SFAS 132: Employers Disclosures about Pensions and Other Postretirement Benefits have been included at footnote (i) within this note.

     The Group adopted SFAS 87 later than the effective date specified in the accounting standard. To introduce the information required under SFAS 87 as from the effective date was not feasible. Accordingly an allocation of the pension obligation/asset has been taken directly to equity based on the number of years elapsed between the effective date and the date of adoption by the Group. The adoption date for the purposes of the US GAAP reconciliation information is 1 July 1994 and the remaining amortisation period at the adoption date was ten years.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

(c)	Employee Share Compensation

     In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (ESAP) and include the full cost as an expense against profits for Australian GAAP reporting. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million is a one off expense in the current year. In addition, current year ESAP expense accrued for the 2003 financial year is $20 million and this has also been charged against the current year’s profit. Similarly, the Executive Reward Plan has been restructured effective from 1 July 2002, whereby incentives allocated will be in the form of Reward shares and not options. This resulted in an increased expense for the year of $5 million. Other share based compensation expense for the year was $69 million. This was incurred and charged against profit on a consistent basis with prior periods.

     In prior periods, in the Consolidated Statements of Changes in Shareholders’ Equity the Employee Share Acquisition Plan (ESAP) share issue is shown as a reduction to shareholder reserves under Australian GAAP. Under US GAAP, SFAS 123: Accounting for Stock Based Compensation, this employee share scheme would be considered as part of employee compensation and charged to profit and loss (2002 : $26 million; 2001 : $28 million). The grants of shares are in respect of the Group’s performance for prior years. The $25 million charged against current year profit for 2002 financial year for ESAP is reversed out of current year profit for US GAAP.

     Also under US GAAP, the fair value of the options issued under the Executive Option Plan and Equity Reward Plan is included as part of employee compensation and charged to profit and loss.

     Effective 1 July 2002, options are no longer issued under the Equity Reward Plan. For 2002 a US GAAP adjustment of $4 million (2001: $4 million) has been included.

     The fair value of the options issued to date have been determined using the Black Scholes option pricing model with the assumptions outlined in the table below.

Black-Scholes Option Pricing Model Assumptions

	Fair	Expected	Risk Free	Dividend	Expected Life of	Probability for
Option Issue Date	Value	Volatility	Interest Rate	Rate	Options	Performance Hurdle

16 December 1996	$0.45¢	17.5%	6.94%	8.18%	39 months	50%
11 December 1997	$0.89¢	19.1%	5.88%	5.96%	39 months	50%
30 September 1998	$1.05¢	19.4%	4.79%	5.99%	39 months	50%
24 September 1999	$1.53¢	20.0%	5.82%	4.82%	37 months	50%
13 October 2000	$1.53¢	17.9%	6.00%	4.41%	37 months	50%
31 October 2001	$2.01¢	20.8%	5.24%	4.61%	37 months	50%

     The following table outlines movements in executive options in the year ending 30 June 2003 (with a comparison to movements in the years ending 30 June 2002 and 30 June 2001) and shows the number of options outstanding at date of issue.

		Weighted		Weighted		Weighted
		Average		Average		Average
Movement in Executive Options		Exercise		Exercise		Exercise
during the year	2003	Price*	2002	Price*	2001	Price*

Options Outstanding at the start of the year	9,749,800	$25.91	9,362,500	$23.08	9,460,000	$20.07
Options Granted during the year	0	0	3,007,000	$30.11	2,580,000	$26.97
Options Forfeited during the year	1,381,200	$27.07	567,200	$26.73	242,500	$22.12
Options Exercised during the year	660,000	$19.58	2,052,500	$19.24	2,435,000	$15.31

Options Outstanding at the end of the year	7,708,600	$26.25	9,749,800	$25.91	9,362,500	$23.08

*	The exercise price for options granted since 1997 will be/have been adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of vesting).

Outstanding Options at 30 June 2002	Number	Exercise Price	Expiry Date

December 1998 Options	387,500	$19.58	25 Aug 2003
September 1999 Options	3,221,000	$23.84	24 Aug 2009
September 2000 Options	1,763,700	$26.97	13 Sept 2010
October 2001 Options	2,336,400	$30.12	3 Sept 2011

     The weighted average exercise price for options outstanding at 30 June 2003 was $26.25.

     The weighted average remaining contractual life of these options is 6 years and 9 months.

     The other disclosure requirements of SFAS 123: Accounting for Stock-Based Compensation in respect of the employee share plans are included in Note 29.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

(d)	Provisions

     The Australian accounting standard, AASB 1044: Provisions, Contingent Liabilities and Contingent Assets came into effect 1 July 2002. For the current year, provisions, principally disclosed in Note 25 comply in all material respects with US GAAP. For comparative periods, provisions comply in all material respects with US GAAP, with the exception of the provision for the final cash dividend for ordinary shares (Note 6), which is not formally declared until the meeting of directors shortly after the balance date. Under US GAAP, dividends are recorded as liabilities only if formally declared prior to balance date. This difference in treatment has been amended in the US GAAP reconciliation of shareholders’ equity.

     The provision for restructuring costs at 30 June 2003 totals $30 million (2002: $35 million; 2001: $204 million) (refer Note 25). As at 30 June 2003, none of the provision for restructuring related to the Colonial Limited acquisition in June 2000 (2002: $35 million; 2001: $201 million).

     The Colonial restructuring costs covered the integrating of the Colonial operations into the existing Group and the rationalisation of existing delivery channels, processing and administrative functions. The total costs of restructuring were estimated at $545 million. These costs were in the areas of staff redundancies $158 million, occupancy $96 million, information technology $161 million and other costs $130 million.

     Restructuring and integration of Colonial into the Group commenced in Financial Year 2001. As at 30 June 2001 $344 million in costs had been incurred. These costs included redundancy and other staff payments of $100 million, occupancy costs of $45 million, information technology costs of $95 million and other staff costs of $24 million.

     As at 30 June 2001, other provisions included the pre-existing Colonial provisions ($68 million at 30 June 2000) related to acquisitions by Colonial Limited. These provisions included the rationalisation of processes and premises and systems migration involved with the acquisition of Trust Bank, Legal and General and Prudential.

     A provision for restructuring of $200 million was booked by the Commonwealth Bank Group in the Financial Year ending 30 June 1998. This provision was utilised as follows: 1998: $78 million; 1999: $65 million; 2000: $40 million and 2001: $17 million.

     The accounting policy adopted by the Group for restructuring provisions is detailed in Note 1 (aa).

(e)	Life Insurance Controlled Entities

     For US GAAP all debt and equity security assets have been categorised as Trading Securities. All related investments are brought to account at market values.

(f)	Available For-Sale Securities under US GAAP

     Under Australian GAAP, only two categories of securities prevail, namely Investment and Trading Securities. Investment securities are purchased by the Bank with the intent to ‘hold to maturity’.

     Trading securities are purchased and held for the short term, primarily with the intention of making profits from anticipated movements in market rates.

     All Investment Securities have been reclassified as Available-for-Sale securities for the purposes of US GAAP disclosure. Any capital gain or loss realised on sale is taken to profit and loss at that time. The cost of available-for-sale securities sold is calculated on a specific identification basis.

     Under US GAAP, these securities are revalued to market and the difference between carrying value and market value is taken to comprehensive income and shareholders’ equity.

     For Financial Year 2003 the adjustment to other Comprehensive Income and shareholders’ equity is $109 million (net of taxation) (2002: $51 million; 2001:$6 million). This adjustment represents the unrealised gain on investment securities net of derivatives of $155 million less taxation of $47 million.

     The disclosure requirements of SFAS 115: Accounting for Certain Investments in Debt and Equity Securities in respect of available-for-sale securities have been included within Note 11.

(g)	Net Profit

     Under US GAAP the concept of ‘operating profit’ is not recognised. Net profit under Australian GAAP is operating profit after tax and after deducting outside equity interests.

     In performing the US GAAP profit reconciliation, the net profit reported using Australian GAAP is after deducting goodwill amortisation and including life insurance market valuation movement in controlled entities. Refer paragraph (k) for further details.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

(h)	Consolidated Balance Sheet

     The following reconciliations are of significant adjustments to Australian GAAP balance sheet categories disclosed in these accounts and which would be reported in accordance with US GAAP:

			2003	2002	2001
	Footnote		$M	$M	$M

Assets
Loans, advances and other receivables under Australian GAAP			160,347	147,074	136,059
Securitisation Assets	(u	)	—	—	6,353
Marked to market revaluation of derivative instruments (under SFAS133)	(v	)	(13)	(35)	29

According to US GAAP			160,334	147,039	142,441

Available for sale securities under Australian GAAP			—	—	—
Reclassification from investment securities	(f	)	11,036	10,766	9,705
Restatement of available for sale securities to fair value	(f	)	155	73	9
Consolidation of variable interest entity	(y	)	245	—	—

According to US GAAP			11,436	10,839	9,714

Investment securities under Australian GAAP			11,036	10,766	9,705
Reclassification to available for sale securities	(f	)	(11,036)	(10,766)	(9,705)

According to US GAAP			—	—	—

Trading securities under Australian GAAP			10,435	8,389	6,909
Reclassification from life insurance investment assets			10,184	10,699	10,502

According to US GAAP			20,619	19,088	17,411

Life insurance investment assets under Australian GAAP			27,835	30,109	31,213
Reclassification to trading securities			(10,184)	(10,699)	(10,502)
Reclassification to real estate investment assets	(o	)	(383)	(411)	(732)
Unrealised gains and depreciation adjustment	(o	)	(96)	(27)	(53)
Reclassification of separate account business to other assets	(r	)	(17,172)	(18,972)	(19,926)

According to US GAAP			—	—	—

Real estate investments under Australian GAAP			—	—	—
Reclassification from life insurance investment assets	(o	)	383	483	732

According to US GAAP			383	483	732

Intangible Assets under Australia GAAP			5,029	5,391	5,716
Identifiable intangible asset amortisation	(l	)	(45)	(26)	(13)
Goodwill amortisation to 30 June 2002	(l	)	(78)	(78)	(45)
Reversal of goodwill amortisation for 2003	(l	)	322	—	—
Adjustment to equity issued on Colonial acquisition	(t	)	(1,026)	(1,026)	(1,026)
Adjustment to policyholder liability differences	(t	)	593	593	593
Reclassification to Value of Business Acquired	(l	)	(2,786)	(2,786)	(2,786)
Deferred tax liability on value of business acquired	(l	)	1,256	1,256	1,256
Pension fund surplus acquired	(i	)	(243)	(243)	(243)
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	(158)	(158)	(158)
Deferred tax liability on pension fund surplus acquired	(i	)	82	82	82
Reclassification of excess of net market value of net tangible assets of life insurance controlled entities at acquisition from other assets to goodwill	(l	)	2,905	2,776	2,733

According to US GAAP			5,851	5,781	6,109

Value of Business Acquired, under Australian GAAP			—	—	—
Reclassification from Goodwill	(l	)	2,786	2,786	2,786
Value of Business Acquired amortisation (net of imputed interest)	(m	)	(781)	(537)	(337)

According to US GAAP			2,005	2,249	2,449

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

			2003	2002	2001
	Footnote		$M	$M	$M

Assets (continued)
Other assets under Australian GAAP			23,459	20,366	19,023
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	115	130	138
Life insurance market valuation of controlled entities	(k	)	(2,635)	(2,880)	(2,403)
Reclassification of excess of net market value of net tangible assets of life insurance controlled entities at acquisition from other assets to goodwill	(l	)	(2,905)	(2,776)	(2,733)
Prepaid pension cost	(i	)	1,213	1,249	1,218
Reclassification from life insurance investment assets to separate account business	(r	)	17,172	18,972	19,926
Life insurance policy deferred acquisition costs, net of amortisation	(s	)	750	691	559
Securitisation assets	(u	)	—	—	25
Reclassification between reinsurance receivable and policyholder liabilities			19	(12)	(22)
Marked to market revaluation of derivative instruments (under SFAS 133)	(v	)	(468)	(1,336)	(972)
Deferred tax asset on marked to market revaluation of derivative instruments (under SFAS 133)	(v	)	—	128	64

According to US GAAP			36,720	34,532	34,823

Liabilities
Deposits and other public borrowings under Australian GAAP			140,974	132,800	117,355
Securitisation Liabilities	(u	)	—	—	6,353
Marked to market revaluation of derivative instruments (SFAS 133)	(v	)	10	2	27

According to US GAAP			140,984	132,802	123,735

Income tax liability under Australian GAAP			876	1,276	1,355
Tax effect of foreign currency translation reserve	(a	)	(60)	(20)	24
Deferred tax liability on unrealised gain on available for sale securities	(f	)	47	23	3
Reclassification from life insurance policyholder liabilities	(r	)	197	157	160
Deferred tax liability on pension income	(i	)	364	375	365
Deferred tax liability on value of business acquired	(m	)	959	1,008	1,102
Tax effect of other amortisation			30	40	40
Deferred tax liability on marked to market revaluation of derivative instruments (SFAS 133)	(v	)	81	—	—

According to US GAAP			2,494	2,859	3,049

Provision for dividend under Australian GAAP			12	1,040	779
Reversal of provision for final cash dividend	(d	)	—	(1,027)	(765)

According to US GAAP			12	13	14

Bills payable and other liabilities under Australian GAAP			19,027	17,342	13,872
Reclassification from life insurance policyholder liabilities to separate account business	(r	)	16,497	18,396	19,445
Securitisation Liabilities	(u	)	—	—	25
Marked to market revaluation of derivative instruments (under SFAS 133)	(v	)	(954)	(874)	(933)

According to US GAAP			34,570	34,864	32,409

Life insurance policyholder liabilities under Australian GAAP			23,861	25,917	27,029
Adjustment to policyholder liability differences in acquisition	(r	)	593	593	593
Reclassification to income tax liability	(r	)	(197)	(157)	(160)
Reclassification to Other Assets of life insurance policy deferred acquisition costs	(s	)	785	691	554
Reclassification of separate account business to other liabilities	(r	)	(16,497)	(18,396)	(19,445)
Reclassification between reinsurance receivable and policyholder liabilities			19	(12)	(22)
Movement in policyholder liabilities			(62)	120	42

According to US GAAP			8,502	8,756	8,591

Debt issues under Australian GAAP			30,629	23,575	24,484
Marked to market revaluation of derivative instruments (SFAS 133)	(v	)	77	49	61
Consolidation of variable interest entity	(y	)	245	—	—

According to US GAAP			30,951	23,624	24,545

Loan Capital under Australian GAAP			6,025	5,427	5,704
Marked to market revaluation of derivative instruments (SFAS 133)	(v	)	118	93	115

According to US GAAP			6,143	5,520	5,819

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

i)	Details of Pension Expense and Reconciliation of Funded Status of Pension Plans

     The Group sponsors a range of superannuation (pension) plans for its employees world-wide.

     The Group’s accounting policy for superannuation expense, under Australian GAAP reporting, is set out in Note 1 (mm) of the financial statements. The superannuation expense principally represents the annual funding, determined after having regard to actuarial advice, to provide for future obligations of defined benefit plans. Other details of the Bank’s major superannuation plans are set out in Note 40 of the financial statements.

     For US GAAP purposes, the Bank adopted the disclosure requirement of SFAS 87 “Employers’ Accounting for Pensions” for the major defined benefit fund, the Officers’ Superannuation Fund (OSF), commencing 1 July 1994. For the financial year ending 30 June 1999, the Bank revised its disclosures in accordance with SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits’

     During the 2000/2001 financial year, the Group provided members of the defined benefit divisions of the OSF with an opportunity to voluntarily move their superannuation to the accumulation division. This transfer offer represented both a curtailment and settlement of part of the Group’s defined benefit obligations in the OSF. The Group recognised a gain of $143 million on settlement.

     The Colonial UK life insurance business was sold in June 2000 to Winterthur which resulted in a significant portion of the members of the CUKSPS transferred out of this plan. A curtailment of liabilities occurred during the 2000/2001 financial year which resulted in the Group recognising a gain of $7 million on curtailment in that financial year. Furthermore, during the 2000/2001 financial year, the Group paid special termination benefits of $5 million arising from the termination of employment arising from the sale of the Colonial UK life insurance business. A transfer of the membership, assets, liabilities and contributions of the employees of the Colonial UK life insurance business from the CUKSPS to the Winterthur fund took place on around 31 March 2002. As a result of this transfer, the Group recognised a gain of $6 million on settlement during the 2001/2002 financial year.

     On 31 July 2003, the Colonial UK Staff Pension Scheme (CUKSPS) and Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS) were closed and each plan’s assets, liabilities, member contributions and benefit arrangements transferred to the Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS). Prior to 30 June 2003, the Bank has only included the values of CUKSPS in its US GAAP reconciliation and the other UK pension funds (CBA(UK)SBS) and SI&CRBS) were deemed to be immaterial for US GAAP reconciliation purposes. In view of the merger of the CUKSPS and SI&CRBS with the CBA (UK)SBS, the Bank has included in the Prepayment of pension costs the deficits of the CBA(UK)SBS and SI&CRBS as at 30 June 2003. Commencing with the 2003/2004 financial year, the Bank will include the merged fund in its US GAAP reconciliation.

     For the financial years ended 30 June 2001 and 30 June 2002, the Bank adopted 31 March as the measurement date for plan assets and obligations. Effective from the financial year ended 30 June 2003, the Bank has adopted 30 June as the measurement date for plan assets and liabilities. This to align the reporting of the Bank’s pension plan assets and obligations under SFAS 87 “Employers’ Accounting for Pensions” with that required under International Accounting Standard IAS 19 “Employee Benefits”

     The value of the OSF’s equity holding in the Group as at 30 June 2003 was $106 million (2002: $110 million, 2001: $108 million). Amounts on deposit with the Bank at 30 June 2003 totalled $110 million (2002: $23 million, 2001: $62 million). Other security holdings with the Group at 30 June 2003 were $12 million (2002: $66 million, 2001: $77 million).

     The value of the Colonial Group Staff Superannuation Scheme’s (CBSSS) equity holding in the Group as at 30 June 2003 was $6 million (2002: $14 million, 2001: $19 million). Amounts on deposit with the Group at 30 June 2003 totalled $3 million (2002: $8 million, 2001: $2 million). There are no other securities holding with the Group as at 30 June 2003.

     The Group provides insurance cover to CGSSS in respect of its death, total and permanent disablement and temporary disablement benefits. As at 30 June 2003, the amounts of cover were $591 million of lump sum death and total permanent disablement benefits (2002: $602 million, 2001: $570 million) and $85 million per annum of temporary disablement benefits (2002, $84 million per annum, 2001: $87 million per annum).

     The following table displays the elements of the net pension expense and the change in benefit obligations and fair value of assets for each Financial Year as well as the funded status as at 31 March 2001, 31 March 2002 and 30 June 2003 for the Group’s superannuation (pension) plans. The assumptions used in the calculations were a discount rate of 6.00% (2002: 7.00%, 2001: 7.00%), compensation increase rate of 4.25% pa (2002: 4.25% pa, 2001: 4.25% pa) and return on assets of 6.75% pa (2002: 6.75% pa, 2001: 6.75%)

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

	2003	2002	2001
	A$M	A$M	A$M

Service cost	(52)	(57)	(75)
Interest cost	(222)	(230)	(299)
Expected return on assets	308	333	422
Amortisation of transitional obligation assets	52	52	63
Recognised net gain (loss)	—	—	12
Employer financed benefits within Accumulation Division	(97)	(79)	(66)
Settlements and Curtailment Effects	—	6	150
Cost of Special Termination Benefits	—	—	(5)

Net periodic pension (cost) income	(11)	25	202
Expensed employer contribution	(3)	(5)	(1)

	(8)	30	203
Less tax effect	2	(9)	(61)

Pension Expense Adjustment - see US GAAP Reconciliation	(6)	21	142

Change in benefit obligation:
Benefit obligation at beginning of year	3,298	3,386	4,081
Service Cost	52	57	75
Member Contributions	19	20	29
Interest Cost	222	230	299
Merger of CUKPS and SI&CRBS with CBA(UK) SBS	126	—	—
Actuarial (Gains) Loss	345	16	228
Benefits Paid	(386)	(370)	(452)
Curtailment and Settlement Effects	—	(35)	(888)
Foreign Currency Exchange Rate Movements	(20)	(6)	14

Benefit obligation at end of year	3,656	3,298	3,386
Change in fair value of assets
Fair value of assets at beginning of year	(4,730)	(5,074)	(6,053)
Actual return on assets	22	(111)	(448)
Merger of CUKPS and SI&CRBS with CBA(UK) SBS	(101)	—	—
Total contributions	(22)	(26)	(30)
Benefits and Expenses Paid	386	370	452
Employer financed benefits within Accumulation Division	97	80	57
Curtailment and Settlement Effects	—	25	962
Foreign Currency Exchange Rate Movements	20	6	(14)

Fair value of assets at end of year	(4,328)	(4,730)	(5,074)

Funded status at measurement date:	(672)	(1,432)	(1,688)

Assets not recognised:
transitional obligation assets	52	104	156
unrecognised net gains (loss)	(593)	79	314
Employer contribution from measurement date to balance date	—	—	—

Net Amount Recognised	(1,213)	(1,249)	(1,218)
Comprising of:
Prepaid Pension Cost (1)	(1,213)	(1,249)	(1,218)
Accrued benefit liability	—	—	—
Additional minimum liability	81	27	19
Intangible Asset	—	—	—
Accumulated Other Comprehensive (Income) Loss	(81)	(27)	(19)

Net Amount Recognised	(1,213)	(1,249)	(1,218)

(1) The prepaid pension costs of $1,213 million include net assets on the Colonial acquisition of $243 million. As the $243 million is adjusted against goodwill (refer Note t), the net increase in shareholders equity for US GAAP is $970 million ( 2002: $1,006 million; 2001:$ 975 million).

     As at 30 June 2003, the Accumulated Benefits Obligation of the CBA(UK) SBS (assuming the merger had occurred on that date) exceeded the fair value of assets. The Group has recognised an additional minimum liability of $81 million and accumulated other comprehensive income of $81 million (refer to Note 49(q) for the reporting of Comprehensive Income).

     Additionally, a deferred tax liability has been taken up for US GAAP reconciliation purposes in respect of the above Net Amount Recognised.

Events Subsequent to Balance Date

     On 3 October 2003, the CGSSS was closed and the plan’s assets, liabilities, member contributions and benefit arrangements transferred to the OSF.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

(j)	Employee Benefits – Post Retirement Benefits Other Than Pensions

     Australian GAAP Compliance

     Effective 1 July 1994 the Bank adopted the Australian Accounting Standard AASB 1028: “Accounting for Employee Entitlements” with respect to the liabilities arising from its post retirement benefits other than pensions. AASB 1028: “Accounting for Employee Entitlements” specifies that employee post retirement benefit liabilities are calculated as the present value of the estimated future cash flows due to the services of employees provided up to the reporting date.

     The adequacy of the full provision for employee post retirement benefits liabilities in the financial statements is determined in accordance with the requirements of AASB 1028 after considering that employee post retirement benefits carry limited risks and after obtaining actuarial advice.

     Revised accounting standard, AASB 1028: “Employee Benefits” was adopted by the Group, with effect from 1 July 2002. As noted in Note 1, there were no material changes to employees benefit liabilities on the adoption of the revised standard.

     US GAAP Compliance

     Prior to the adoption of AASB 1028 the Bank accounted for its obligation for employee entitlements substantially in accordance with SFAS 43 “Accounting for Compensated Absences”. There are no US GAAP adjustments or further disclosures under SFAS 106 “Employers’ Accounting for Post Retirement Benefits Other than Pensions” and SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

(k)	Life Insurance Market Valuation of Controlled Entities

     As set out in Note 1 (ii) under the requirements of AASB 1038: Life Insurance Business for controlled entities of life insurance, companies are required to be valued at net market value. AASB 1038 requires the differences between the net market value of the controlled entities and the underlying net assets to be recognised as the ‘excess of net market value over net assets of life insurance controlled entities (‘the excess’) in the consolidated financial report.

     This method of accounting is not permitted under US GAAP, resulting in an increase of net income by $245 million (2002: $477 million reduction; 2001: $474 million reduction), reduction of shareholders equity by $2,303 million (2002: $2,548 million; 2001: $2,071 million) and a reduction of other assets by $2,635 million (2002: $2,880 million; 2001: $2,403 million).

(l)  Intangible Assets

     Colonial Limited was acquired on 13 June 2000 (refer Note 20 and 49(t) for further details). Differences exist between the method of calculation of the cost of acquisition under Australian and US GAAP. Refer Note 49(t) for further details. Under Australian GAAP goodwill on acquisition was determined by the difference between the cost of acquisition and the fair value of net assets acquired, including the excess of net market value over net assets of life insurance controlled entities.

     Under US GAAP goodwill on acquisition is determined as the difference between the cost of acquisition and the fair value of net tangible and intangible assets acquired. Also the excess of net market value over net assets of life insurance controlled entities is accounted for as goodwill. Goodwill is amortised over a 20 year period on a straight line basis for Australian GAAP. Goodwill amortisation for US GAAP ceased from 1 July 2002. Instead, the carrying value of goodwill is subject to review for impairment every period end. For the Financial Year 2003, no adjustment for impairment was considered necessary.

     Identifiable intangible assets acquired include Value of Business Acquired ($2,786 million) less associated deferred tax liability ($1,256 million) (refer Note 49 (m)), the Colonial State Bank Core Deposits ($149 million) and TD Waterhouse customer list ($30 million). The Core Deposits are being amortised on a straight line basis over 8 years and the customer list over 10 years. As the TD Waterhouse customer list was acquired on 1 May 2003, amortisation for the Financial Year 2003 was not material.

     Upon acquisition of the Gandel listed property trusts in Financial Year 2003, an asset was brought to account being “excess” market value over net assets of life insurance subsidiary of $224 million which under US GAAP is accounted for as goodwill. Upon acquisition of Sovereign Limited in 1998 an asset was brought to account being ‘excess’ market value over net assets of life insurance subsidiary of $155 million which under US GAAP is accounted for as goodwill.

     The Group’s carrying amount of goodwill under US GAAP at 30 June 2003 is disclosed for each reportable segment:

2003
Segment	$M
Banking	4,361
Funds management	1,258
Life Insurance	218

5,837

(m)	Value of Business Acquired (‘VOBA’)

     Under Australian GAAP for non-life insurance holding companies, the difference between the purchase price on acquisition and the net assets acquired represents goodwill. No separately identified intangible asset is recognised for the Value of Business Acquired (‘VOBA’).

     However, for life insurance companies, investments in subsidiaries are valued at net market value as described in Note 1 (jj). No amortisation is required on the excess of this net market value over the net assets of the underlying controlled entities.

     For US GAAP, prior to the assignment of the excess of purchase price over net assets acquired to goodwill, the identifiable intangible asset VOBA is recognised in the acquired entity. VOBA represents the estimated fair value of the acquired life insurance business in force and represents the portion of acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

     VOBA is amortised over the lives of the acquired business in force in a manner consistent with amortisation of deferred policy costs for life insurance contracts and in a manner expected for funds management contracts (see Note 49 (s)). An analysis of the Colonial VOBA asset is presented below:

	2003	2002
	$M	$M

Opening Balance, 1 July	1,249	1,347
Imputed interest	122	193
Amortisation	(267)	(384)
Impairment	(110)	—
Sale of Philippines	(10)	—
Movement in deferred tax liability on value of business acquired	56	93

Closing Net Balance, 30 June	1,040	1,249

     The net movement in VOBA for the year to 30 June 2003 is $132 million, excluding the $77 million (110 million gross of tax) write-off of VOBA due to recoverability issues. For all Australian life business the imputed rates of interest are related to the underlying investment earnings rate and range from 1.9% to 8.7% dependent upon the nature of the business. Given that imputed interest rates are dependent upon actual investment performance they are expected to be volatile. The imputed interest rates for all other business range from 6.0% to 9.0%.

     The amortisation rate for the investment-linked life business also depends upon actual investment performance and is therefore expected to be volatile.

     The VOBA balance is estimated to be run-off at a rate ranging from 7.5% to 15.0% per year.

     Recoverability Test

     The amount of VOBA written-off in the period was determined by comparing the carrying value of VOBA at 30 June 2003 after allowing for imputed interest and amortisation, to a end of period recoverable amount valuation.

(n)	Property and Other Non-Current Asset Revaluations

     Each year a review of non-current assets is performed to assess the recoverable amount of non-current assets. The ‘recoverable amount test’ is in accordance with the Australian accounting standard which requires future cash flows associated with non-current assets to be discounted at a rate which reflects the risk involved. With respect to the determination of the fair value of non-current assets and the recognition of losses from impairments, the requirements under Australian accounting standards and the requirements of SFAS 144: Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of are essentially the same.

     Australian GAAP allows non-current assets including property, plant and equipment to be revalued upwards direct to an asset revaluation reserve. Assets with a carrying amount greater than their recoverable amount may be revalued to their recoverable amount. Impairments to asset values, where there is an amount in the revaluation reserve relating to the relevant asset class, are taken to reduce the revaluation reserve. Impairments to asset values otherwise must be recorded in the profit and loss. Any subsequent upward reversing revaluations to the same asset class are recorded as revenue in the profit and loss. With the exception of land, all revalued assets are depreciated over their assessed useful lives.

     Upward revaluations of property, plant and equipment are not allowed under US GAAP, except as part of accounting for business combinations under the Purchase Method. US GAAP requires impairments of non-current assets to be recorded in the profit and loss account. Once such impairments have been recorded, subsequent recoveries to the income statement are not allowed.

     A discounted cash flow methodology was used in arriving at the valuation at which the Group’s property is carried. An asset revaluation adjustment of $3 million was necessary in 2003, a write down of $1 million in June 2002 and no adjustment in 2001. At 30 June 2003, the asset revaluation reserve shows a balance of $7 million (2002: $4 million; 2001: $5 million).

     Any US GAAP adjustment of revalued assets to an historical cost basis would not be material in the income statement, shareholders’ equity or carrying value of the property assets.

(o)	Properties Held by Insurance Companies

     Under Australian GAAP, properties held by insurance companies are held in the statement of financial position at net market value, that is market value less expected cost of disposal. Investment properties are valued annually by an independent valuer with changes in the value taken directly to investment income in the profit and loss statement. No depreciation is charged on investment properties. The insurance companies do not hold property other than as an investment.

     Under US GAAP, such property is recorded at historical cost in the balance sheet and depreciated over its useful life – except for land which is not depreciated. Properties backing separate account business are recorded at market value.

     For Financial Year 2003, the restatement under US GAAP results in a $20 million reduction in Net Income, and $96 million reduction in assets.

(p)	Impairment of Assets

     SFAS 114: Accounting by Creditors for Impairment of a Loan as amended by SFAS 118: Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. No adjustment is required in the US GAAP reconciliation as the estimated fair value of the impaired loans is not materially different from the carrying value as at 30 June 2003.

(q)	Comprehensive Income

     SFAS 130: Reporting Comprehensive Income is applicable to the Financial Year ending 30 June 1999. The Statement requires the classification of items of other comprehensive income by their nature and the display of other comprehensive income separately from retained earnings and shareholders equity.

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

Accumulated Other Comprehensive Income Balances

	2003	2002	2001
	$M	$M	$M

Foreign currency translation reserve
Balance at beginning of Financial Year	(45)	57	(11)
Foreign currency translation adjustment net of tax expense	(92)	(102)	68

Balance at end of Financial Year	(137)	(45)	57

Available for Sale securities
Balance at beginning of Financial Year	51	6	—
Change in fair value of available for sale securities	58	45	6

Balance at end of Financial Year	109	51	6

Pension Plans
Balance at beginning of Financial Year	32	13	—
Adjustment to net assets in UK Pension Plan - net of tax expense	68	19	13

Balance at end of Financial Year	100	32	13

Total Other Comprehensive Income	72	38	76

(r)	Life Insurance

     Australian GAAP establishes standards and principles applicable to Australian life insurance companies, including a methodology for calculating policy liabilities known as Margin On Services (‘MoS’).

     Under MoS, Policy Liabilities are based on best estimate assumptions which are reviewed at each valuation date. Policy Liabilities are made up of two components, the Best Estimate Liabilities and Future Profit Margins.

     Best Estimate Liabilities represent the present value of future payments to policyholders and related expenses less the present value of future gross premiums.

     Future Profit Margins represent the present value of estimated profits. The profit margins are determined from outset of the contract and updated with changes in best estimate assumptions. The profit margins are expressed as a percentage of “profit carriers”, where profit carriers are indicative of the underlying nature of the services provided to policyholders. Profit margins are recognised in earnings based on the profit margin percentage and the amount of the specific profit carrier (e.g. claims paid, premiums, policy charges etc.)

     If during the process of valuing the policy liabilities, it is found that future profits are negative (i.e. the policy is in a loss position), then:

(i)	the profit margin is set to zero; and

(ii)	all future losses are recognised immediately.

     If expectations change in the future, it is possible to reverse capitalised losses and re-establish profit margins. This is explained in more detail in Note 1 (jj).

     US GAAP applies two standards (a third, SFAS 120, is not relevant) to policies written by the Group’s life insurance companies:

(i)	SFAS 60: Accounting and Reporting by Insurance Enterprises applies to products such as traditional whole of life, certain endowment contracts, life contingent annuity contracts, term insurance, disability income protection and group life.

     Under SFAS 60, policy liabilities, which represent the present value of future benefits to be paid to or on behalf of policy owners and related expenses less the present value of future net premiums, shall be estimated using methods that include assumptions, such as estimates of expected investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts are made.

     These assumptions are ‘locked-in’ at inception for all future valuations – except in specific circumstances such as loss recognition.

     The assumptions used for SFAS 60 are based on a best estimate of expected long-term experience together with provisions for adverse deviation (‘PADs’).

     The policyholder liability and the amount of deferred acquisition costs are regularly tested using best estimate assumptions to assess recoverability which could result in the writedown of deferred acquisition costs or an increase in the policyholder liabilities.

(ii)	SFAS 97: Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments covers investment contracts and universal life policies, such as unit-linked and investment account policies.

Under SFAS 97, the liability is set equal to:

(a)	the account balance that accrues to the benefit of the policyholder at the date of the financial statements; and

(b)	any unearned revenue liability;

     Assumptions are generally updated at each valuation and do not include any PADs.

     The company operates separate account business. Such accounts represent assets and liabilities that are maintained by the company for purposes of funding superannuation (pension) funds and other investment type activities. The accounts represent policyholder directed funds that are separately administered. The assets and the liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the company. The policyholder generally assumes the

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

investment risk and investment income accrue directly to the policyholders and, therefore, are not included in the company’s statement of financial performance. The company receives a fee for investment management, certain administrative expenses, and mortality and expense risks assumed. Fee revenue from these products is recognised when due.

     Investments in separate accounts supporting unit-linked contracts are reported at market value. Separate account liabilities represent the policyholders’ claim to the related assets and are carried at the policyholder’s account balance. Separate account assets and liabilities are reported as summary totals in the statement of financial position. Such totals are disclosed in Notes 16 and 34.

     For Financial Year 2003 the US GAAP adjustment resulted in an increase (net of taxation) of $30 million in Net Income (2002: $51 million; 2001: $75 million).

(s)	Deferred Acquisition Costs (‘DAC’) – Expenses of Acquiring Life Insurance, Investment and Related Contracts

     Under Australian GAAP, acquisition costs relate to the fixed and variable costs incurred in acquiring specific insurance policies, and include commissions and similar distribution costs and costs of accepting, issuing and initially recording policies.

     Under Australian GAAP, acquisition costs are:

(i)	deferrable; and

(ii)	systematically amortised as part of the calculation of the policy liability

     This is recognised as reductions in the Australian GAAP policyholder liabilities rather than as explicit assets. Movements in the DAC assets are not reported separately in the statement of financial performance; rather, they are reported as a component of the movement in policyholder liabilities under Australian GAAP.

     The definition of acquisition costs is wider under Australian GAAP than under US GAAP. Under US GAAP only those costs that vary with, and are primarily related to, the production of new and renewal business (acquisition costs), are capitalised.

     Under US GAAP, these DAC assets are amortised to expense in proportion to different measures, depending on the type of policy.

     For policies accounted for under SFAS 60, these costs are amortised in proportion to premium revenue recognised. Amortisation assumptions relating to DAC assets for SFAS 60 policyholder liabilities, are ‘locked-in’ for all future valuations – except in specific circumstances such as loss recognition.

     For policies accounted for under SFAS 97 these costs are amortised at a rate based on the present value of estimated gross profits expected to be realised over the life of the contracts. The DAC asset and related amortisation is updated at every reporting date, based upon the gross profits recognised and expectations of future gross profits. DAC assets are written off to the extent it is determined that future income is insufficient to cover future expenses (including the amortisation of the existing DAC).

     Under US GAAP, amortisation of the DAC assets are reported separately from changes in policyholder liabilities in the statement of financial performance.

     DAC is reported as an asset in the statement of financial position rather than offset against policyholder liabilities under US GAAP. However, no DAC was recorded upon the initial purchase of Colonial Limited.

     The net adjustment of DAC to Net Income is comprised of:

	2003	2002

	$M	$M

Difference in deferral of new business acquisition expenses	(59)	(105)
Difference in amortisation of acquisition expenses	21	10
Tax effect of differences in acquisition expense treatment	9	25

	(29)	(70)

     Movement in DAC balance during Financial Years 2003 and 2002:

	2003	2002
	$M	$M

Opening Balance, 1 July	691	559
Acquisition costs for the year	137	162
Amortisation of DAC/Imputed interest	(66)	(30)
Sale of Philippines	(12)	—

Net movement	59	132

Closing Balance, 30 June	750	691

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

(t)	Colonial Acquisition

Purchase GAAP accounting has been applied in the acquisition of Colonial

2001
$M

Cost of acquisition under Australian GAAP (Note 1A)	9,120
Less 351,409,450 new Commonwealth Bank shares @ $26.39 (1)	(9,274)
Add 351,409,450 shares @ $23.47 (2)	8,248

Revised cost of acquisition under US GAAP	8,094

Fair Value of net tangible assets acquired:
Net tangible assets under Australian GAAP	910
Pension fund surplus	243
Differences in life insurance policyholder liabilities	(559)
Differences in deferred taxes	76

Net tangible assets under US GAAP	670

Intangible Assets on acquisition under US GAAP	7,424

Intangible assets acquired on Colonial Acquisition:
Identifiable intangible assets (3)	1,917
Goodwill (unidentifiable intangible assets) (4)	5,507

7,424

(1)	Price calculated under Australian GAAP based on the weighted average share price on the acquisition date, 13 June 2000.

(2)	Under US GAAP price calculated as weighted average closing price for the two days either side of the announcement date (10 March 2000). Non trading days were excluded from the calculation. Value of equity issued for Colonial acquisition under US GAAP accounting is reduced by $1,026 million.

(3)	Includes Colonial State Bank Core Deposits ($149 million) which is to be amortised on a straightline basis over 8 years and Value of Business Acquired (VOBA) net of associated deferred tax liability $1,530 million (refer Note 49 (m) for amortisation details). The carrying value of the core deposits at 30 June 2003 is $92 million, net of amortisation.

(4)	Goodwill on acquisition under US GAAP includes the excess of net market value over net assets of life insurance controlled entities. Goodwill is amortised on a straight line basis over 20 years.

(u)	Securitisation of Assets

     During the Financial Years 2001, 2002 and 2003, the Group securitised mortgage loans to a special purpose entity (SPE). Under Australian GAAP these loans are removed from the Statement of Financial Position. For US GAAP the conditions to allow securitised loans to be removed from the Statement of Financial Position include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets. For Financial Year 2001 it was deemed that call options over the transferred loans constituted more than a trivial interest and accordingly, these loans were included in the Group’s Statement of Financial Position and a corresponding liability raised. There was no material impact on the profit of the Group attributable to these loans.

     From Financial Year 2002 it was determined that, based on experience, the call options do not convey a more than trivial benefit to the Group and accordingly these loans, and the corresponding liability, remain removed from the Statement of Financial Position for US GAAP reporting. There is no material impact on profit from this change in estimation. Note 1 (jj), Loan Securitisation, outlines the accounting treatment of the QSPE, both for Australia and US GAAP reporting as required by SFAS 140. In Financial Year 2003 loans totaling $1,664 million were securitised (2002: $2,512 million; 2001: $5,199 million). The outstanding loan balance on the securitisations from Financial Years 2003, 2002 and 2001 is $6,582 million.

     The outstanding balance of securitised loans at 30 June 2003 was $6,478 million (2002: $7,047). No credit losses were incurred by the Group in relation to these securitised loans during the Financial Year 2003. The credit risk in respect of these loans is fully covered through mortgage insurance.

     Cashflows paid to CBA from the QSPE in Financial Year 2003 were:

	2003	2002
	$M	$M

Servicing fee	17	16
Management fee	2	2
Excess servicing fee	30	11
Proceeds from sale of mortgage loans	1,664	2,512
Interest rate swaps	35	57

Total cash receipts	1,748	2,598

(v)	Derivative Instruments and Hedging Activities

     SFAS 133: Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 and subsequently, SFAS 138: Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133 was issued in June 2000. These statements were applicable to the Group from 1 July 2000. The statements require all derivatives to be recorded on the balance sheet at their fair value. The treatment of the change in the fair value of derivatives is recorded in Net Income or Other Comprehensive Income depending on the classification of the derivative transaction. Note 39, Market Risk outlines the Group’s market risk policy specifying the purpose of derivative activity and the risks being hedged. Note 1 (ff), Summary of Significant Accounting Policies, outlines the accounting recognition of derivatives under Australian GAAP.

     Under US GAAP, derivative hedges of debt issues and available for sale securities of the Group, that are highly effective, qualify for hedge accounting and have been classified as fair value hedges. The change in the fair value of the derivative hedge offsets the change in the fair value of the debt issue or available for sale security being hedged. The gain or loss on the derivative and the offsetting loss or gain in the fair value of the debt issue or available for sale security being hedged, are recognised

Notes to the financial statements

NOTE 49 Differences between Australian and United States Accounting Principles continued

immediately in Net Income in the same accounting period for US GAAP purposes. The change in fair value of the derivative hedge is recognised as an asset or liability in Other Assets or Other Liabilities respectively. The change in the fair value of the debt issue or available for sale security being hedged is recognised as part of the carrying value of debt issues or available for sale securities. The risk characteristics of debt issues and available for sale securities are perfectly matched under the hedge, and effectiveness is evaluated on a retrospective and prospective basis. There is no ineffectiveness in these hedges.

     Certain of the Group’s derivative instruments that are classified as hedges under Australian GAAP do not meet the required specific hedge criteria set out in SFAS 133 and have been measured at their fair value for US GAAP purposes. Changes in fair value of these derivatives have been recognised in Net Income, and as assets or liabilities in Other Assets or Other Liabilities respectively. The Group does not have any cash flow hedges.

     All other derivatives of the Group are held for trading purposes and are recorded at their fair value with changes in their fair value recognised immediately in Net Income.

     SFAS 133 and 138 have been fully applied for the Financial Year ending 30 June 2003, 2002 and 2001. The financial impact of the statements increased Net Income after tax by $638 million (2002: decrease of $300 million; 2001:decrease of $149 million), primarily due to the fall in global rates during the period. Balance sheet derivatives and underlying assets and liabilities decreased by $481 million (2002: $1,179 million; 2001:$879 million) and $668 million (2002: $730 million; 2001:$730 million) respectively. The 2002 comparatives have been adjusted to reflect reclassification of assets and liabilities consistent with the current year result. There is no effect on net income.

     For Australian GAAP reporting, the Group will continue to apply hedge accounting principles as adopted for the year ended 30 June 2003.

(w)	Collateral on Transfer of Assets

     The Group conducts collateral arrangements with counterparties covering a range of specified transactions. Collateral arrangements are activated upon predetermined thresholds being exceeded. A range of specified assets may be received or provided as collateral.

     As at 30 June 2003 securities with a fair value of $561 million were received as collateral (2002: $956; 2001: $145 million). Of this amount, $258 million may be sold or repledged. From the $258 million received, securities to the value of $176 million were repledged as collateral.

     In addition, securities to the value of $1,637 million were provided as collateral as at 30 June 2003 (2002: $274 million; 2001:$nil).

(x)  Credit Risk Related Instruments

     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These have been disclosed in Note 38 of the accounts as off balance sheet items. Under US GAAP, newly issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, effective 1 January 2003, requires that the fair value of these liabilities be recognised in the financial statements. Under Australian GAAP, there is no requirement to recognise these liabilities in the financial statements. However, the Bank’s policy is to recognise the fair value of these liabilities (30 June 2003: $5.6 million) and as such, no adjustment is required.

(y)	Variable Interest Entities

     During the financial year, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). The interpretation created the Variable Interest Entity (VIE) concept and defined a VIE to include an entity which has an insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support form other parties. Where the entity is a VIE, the Interpretation’s variable interests consolidation model must be applied. A VIE would be consolidated where the parent is expected to receive a majority of the expected residual returns or to absorb a majority of the VIE’s expected losses

     The Group has created an entity after 31 January 2003 that is a variable interest entity under FIN 46. Under the provisions of FIN 46, the variable interest entity is deemed to be controlled by the Group. Assets of $245m and liabilities of $245m have been consolidated into the Group’s accounts for US GAAP. The net income of the variable interest entity is not significant and has no material impact on the Group.

(z)	Newly Issued Statements of the Financial Accounting Standards Board

     In June 2001, the FASB issued Statements of Financial Accounting Standard ‘Goodwill and Other Intangible Assets’. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortised but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortised over their useful lives. The Group applied the new accounting rules in the Financial Year beginning 1 July 2002. For Australian GAAP reporting goodwill will continue to be amortised on a straight line basis over a period not exceeding 20 years. For further details, refer Note 49 (l).

     There were no other SFASs issued in Financial Year 2003, which would have a material impact on the Bank.

(aa)	Newly Issued Australian Standards

     The Australian Accounting Standards Board (AASB) has revised AASB 1020: Income Tax. This revised standard is not applicable to the Financial Year ending 30 June 2003. The Group does not believe this standard would materially impact the financial position and results of operation if it was applicable at 30 June 2003. This standard is applicable to Financial Years commencing on or after 1 January 2005.

     For details on newly issued Australian Standards applied for the first time in Financial Year 2003, refer Note 1(a).

     International Accounting Standards

     The Financial Reporting Council has announced a decision to support the adoption by Australia of International Accounting Standards (IAS) by 1 January 2005. The Bank will be required to adopt these standards for the financial year commencing 1 July 2005. The major new IAS standards that are expected to most impact the Bank are in the areas of financial instruments, goodwill, pension accounting and insurance contracts.

Independent audit report to the members of Commonwealth Bank of Australia

Scope

     The financial report and directors’ responsibility

     The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Commonwealth Bank of Australia and the consolidated Group, for the year ended 30 June 2003. The consolidated Group comprises both the Bank and the entities it controlled during that year.

     The directors of the Bank are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Bank and the Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

     Audit approach

     We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Bank. Our audit was conducted in accordance with Australian and United States Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

     We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Bank’s and the Group’s financial position, and of their performance as represented by the results of their operations and cash flows.

     We formed our audit opinion on the basis of these procedures, which included:

•	Examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	Assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

     While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

     We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Bank.

Independence

     We are independent of the Bank, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

     In our opinion, the financial report of Commonwealth Bank of Australia is in accordance with:

     (a)  the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Bank’s and the Group’s at 30 June 2003 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

     (b)  other mandatory financial reporting requirements in Australia.

     Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States. The application of the United States principles would have affected the determination of consolidated net income for each of the years in the three year period ended 30 June 2003 and the determination of consolidated financial position as at 30 June 2003, 2002 and 2001 to the extent summarised in Note 49 to the financial report.

Ernst & Young	S J Ferguson
Sydney	Partner

Date : 20 August 2003 except for Note 1(pp) and 49 as to which the date is 20 November 2003.

Shareholding Information

Top 20 Holders of Fully Paid Ordinary Shares as at 19 August 2003

Rank	Name of Holder	Number of Shares	%

1	JP Morgan Nominees Australia Ltd	125,476,803	10.01
2	National Nominees Limited	83,086,262	6.63
3	Westpac Custodian Nominees Ltd	79,115,602	6.31
4	Citicorp Nominees Pty Limited	55,570,707	4.43
5	RBC Global Services Australia Nominees Pty Limited	38,330,704	3.06
6	Commonwealth Custodial Services Limited	20,041,919	1.60
7	AMP Life Limited	17,871,153	1.43
8	ANZ Nominees Limited	16,032,155	1.28
9	Queensland Investment Corporation	13,308,399	1.06
10	Cogent Nominees Pty Limited	11,837,661	0.94
11	HSBC Custody Nominees (Australia) Limited	7,390,996	0.59
12	Westpac Financial Services Ltd	5,932,044	0.47
13	Invia Custodian Pty Limited	4,832,697	0.39
14	Bond Street Custodians Limited	4,523,108	0.36
15	CSS Board & PSS Board	4,470,337	0.36
16	Australian Foundation Investment Company Limited	4,195,245	0.33
17	Government Superannuation Office	3,624,656	0.29
18	Gladiator Custodian Pty Ltd	3,582,953	0.29
19	UBS Warburg Private Clients Nominees Pty Ltd	3,410,467	0.27
20	NRMA Nominees Pty Limited	3,176,111	0.25

     The twenty largest shareholders hold 505,809,979 shares which is equal to 40.35% of the total shares on issue.

Stock Exchange Listing

     The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.

     Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market buyback of its shares.

Directors Shareholdings as at 20 August 2003

	Shares	Options

J T Ralph, AC	21,339
J M Schubert	14,428
D V Murray	230,946	1,250,000
N R Adler, AO	8,636
R J Clairs, AO	11,927
A B Daniels, OAM	15,135
C R Galbraith, AM	6,579
S C Kay	2,184
W G Kent,AO	9,708
F D Ryan	5,935
F J Swan	4,038
B K Ward	4,059

     Mr Murray has a total holding of 97,000 shares under the Equity Reward Plan, registered in the name of the Trustee.

     In addition, Mr Ralph beneficially holds 100,000 units in Commonwealth Property Trust and 495,294 units in Colonial First State Hedge Fund and Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

Guidelines for Dealings by Directors in Shares

     The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company and family trust. The guidelines provide that, in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities.

Shareholding Information (Continued)

Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 19 August 2003

	Number of	Percentage	Number of	Percentage Issued
Range	Shareholders	Shareholders	Shares	Capital

1-1,000	578,272	77.76%	192,877,335	15.36%
1,001-5,000	146,784	19.74%	295,759,711	23.55%
5,001-10,000	12,888	1.73%	89,215,343	7.10%
10,001-100,000	5,450	0.73%	107,083,627	8.53%
100,001-Over	265	0.04%	571,111,021	45.47%

Total	743,659	100%	1,256,047,037	100%

Less than marketable parcel of $500	14,461		95,327

Voting Rights

     Under the Bank’s Constitution, each voting member present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:

•	on a show of hands – to one vote; and

•	on a poll – to one vote for each share held or represented.

     If a member is present in person, any proxy or attorney of that member is not entitled to vote.

     If more than one official representative or attorney is present for a member:

•	none of them is entitled to vote on a show of hands; and

•	on a poll only one official representative may exercise the member’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member’s voting rights, not exceeding in aggregate 100%.

     If a member appoints two proxies and both are present at the meeting and the appointment does not specify the proportion or number of the member’s votes each proxy may exercise:

•	neither proxy shall be entitled to vote on a show of hands; and

•	on a poll each proxy may exercise one half of the member’s votes.

Trust Preferred Securities

     On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD550 million (AUD824 million) of Trust Preferred Securities, subject to a limited guarantee by the Bank, in the US capital markets. At 19 August 2003, there were 550,000,000 Trust Preferred Securities outstanding held by 32 investors. No investor held more than 20% of the issue.

Major Shareholder

     The Bank is not directly or indirectly owned or controlled by another corporation or any foreign government. At 30 June 2002 there is no person who is known to the Bank to be the beneficial owner of more than 5% of the Bank’s Ordinary Shares. There has been no change in this position over the previous three Financial Years. There are no arrangements known to the Bank, the operation of which may at the date of this report result in a change in control of the Company.

     Historically, the Commonwealth of Australia had a special relationship with the Bank. The Bank was originally a statutory corporation of the Commonwealth under the Commonwealth Banks Act 1959. In April 1991, following amendments to the Commonwealth Banks Act, the Bank was converted into a public company with its shares wholly owned by the Commonwealth. The Bank was then governed under its constitution as well as the Commonwealth Banks Act. In September 1991 following a public share offer, the Commonwealth permitted the Bank to issue further share capital so that the Commonwealth shareholding was reduced to a minimum of 70% of the Bank’s issued share capital. In 1993 the Commonwealth sold a further tranche of approximately 20% of the Bank’s issued share capital but was required to maintain a minimum of 50.1% of the total of the voting rights of ordinary shares in the Bank. In May 1995 the Commonwealth announced its intention to sell the Commonwealth’s remaining shareholding of approximately 50.4% of the Bank’s issued share capital. Further amendments were made to the Commonwealth Banks Act in December 1995. As part of the sale process, which was substantially completed in July 1996, the non-Government shareholders agreed on 14 May 1996 to permit the Bank to buy-back (and then cancel) from the Commonwealth approximately $1 billion of its ordinary shares held by the Commonwealth.

     The sale of the remainder of the Commonwealth’s shareholding included the global offering of approximately 399.1 million of the Bank’s ordinary shares in the form of “Installment Receipts”.

     An Installment Receipt evidenced full beneficial ownership in an ordinary share in the Bank. The final price for the global offering was set by the Commonwealth at $10.45 per share which was payable in 2 installments of $6.00 and $4.45, with the first installment being payable on application in July 1996 and the final installment by 14 November 1997.

     The Bank’s Ordinary Shares are listed on the Australian Stock Exchange. In addition, the Bank established in 1996 a Rule 144A American Depositary Receipt program (‘Restricted ADR Program’) in the United States in relation to Ordinary Shares purchased in the Rule 144A Offering in the United States conducted as part of the global offering of the Commonwealth’s remaining shareholding in 1996. American Depositary Shares (‘ADSs’) issued pursuant to the Restricted ADR Program each represent the right to receive three Ordinary Shares.

Shareholding Information (Continued)

The Offer and Listing

     The Bank’s Ordinary Shares are listed on the ASX. Trading of the Ordinary Shares on the ASX commenced on 9 September 1991.

     The table below sets forth, for the financial periods indicated, high and low closing prices and average daily trading volumes for the Ordinary Shares as reported by the ASX.

			Average Daily Trading Volume
Period	High Closing Price	Low Closing Price	(Number of Shares)

Ordinary Shares
1998	19.49	14.70	1,726,916
1999	28.69	18.50	1,731,082
2000	27.95	22.54	2,136,170
2001	34.15	26.25	2,892,307
2002
First Quarter	32.61	25.14	3,612,184
Second Quarter	31.15	26.94	3,014,238
Third Quarter	33.64	29.53	4,232,675
Fourth Quarter	34.76	31.20	3,407,272
2003
First Quarter	32.36	29.10	4,122,417
Second Quarter	30.50	26.56	3,899,890
Third Quarter	27.84	23.20	4,338,295
April	27.86	26.22	3,536,270
May	28.24	26.50	3,288,587
June	30.52	28.60	4,038,486
July	30.16	29.11	3,298,552
August	29.94	28.05	3,823,780
September	28.96	27.48	3,811,268
October	28.45	27.30	2,787,930

     On 17 November 2003, the last sale price of the Ordinary Shares as reported on the ASX was $27.58 per Share. The Bank’s total market capitalisation was $34,780 million as at that date.

     The Bank maintains a restricted Rule 144A American Depositary Receipt (‘ADR’) program in the United States evidencing American Depository Shares (‘ADSs’), representing ordinary shares, for which The Bank of New York acts as depositary bank. The ratio of Ordinary Shares per ‘ADS’ is 3:1. Because the ADSs are not publicly listed or traded it is not possible to provide accurate market price information with respect to the ADSs.

     On 30 June 2003, there were 701 shareholders with declared addresses in the United States holding 420,053 Ordinary Shares and 1 holder (a nominee company) of ADRs within the United States holding 195,557 ADRs representing 586,671 ordinary shares. In addition, there are a number of United States shareholders who hold beneficial ownership in Ordinary Shares through nominee companies located outside the United States.

Top 20 Holders of Preferred Exchangeable Resettable Listed Shares (PERLS) as at 19 August 2003

Rank	Name of Holder	Number of Shares	%

1	Commonwealth Custodial Services Limited	286,180	8.18
2	Westpac Custodian Nominees Ltd	104,460	2.98
3	RBC Global Services Australia Nominees Pty Limited	61,036	1.74
4	Invia Custodian Pty Limited	57,275	1.64
5	ANZ Executors & Trustee Company Limited	44,187	1.26
6	Tower Trust Limited	32,763	0.94
7	UBS Warburg Private Clients Nominees Pty Ltd	29,530	0.84
8	JP Morgan Nominees Australia Ltd	25,344	0.72
9	Boxall Marine Pty Ltd	25,000	0.71
10	Questor Financial Services Limited	24,319	0.69
11	Bond Street Custodians Limited	24,169	0.69
12	AMP Life Limited	23,316	0.67
13	Brencorp No 11 Pty Limited	15,756	0.45
14	Livingstone Investments (NSW) Pty Limited	15,000	0.43
15	Ms Thelma Joan Martin-Weber	12,500	0.36
16	Perpetual Trustee Co Ltd (Hunter)	12,014	0.34
17	Albert Investments Pty Limited	10,000	0.29
18	Felden Pty Ltd	10,000	0.29
19	Mr Edward Furnival Griffin + Ms Deborah Ann Griffin	10,000	0.29
20	Marbear Holdings Pty Limited	10,000	0.29
21	Mrs Fay Cleo Martin-Weber	10,000	0.29
22	Professional Indemnity Insurance Company of Australia Pty Ltd	10,000	0.29
23	Swinburne University of Technology	10,000	0.29

Shareholding Information (Continued)

     The twenty three largest PERLS shareholders hold 862,849 shares which is equal to 24.66% of the total shares on issue. Twenty three PERLS shareholders are disclosed in the above table due to a number of shareholders having the same number of PERLS.

Stock Exchange Listing

     Commonwealth Bank PERLS are listed on the Australian Stock Exchange under the trade symbol CBAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank (pref).

Range of Shares (PERLS): 19 August 2003

	Number of	Percentage		Percentage Issued
Range	Shareholders	Shareholders	Number of Shares	Capital

1-1,000	20,555	98.65%	2,119,134	60.55
1,001-5,000	244	1.17%	487,683	13.93
5,001-10,000	22	0.11%	174,329	4.98
10,001-100,000	13	0.06%	328,214	9.38
100,001-Over	2	0.01%	390,640	11.16

Total	20,836	100%	3,500,000	100.00

Less than marketable parcel of $500	4		5

Voting Rights

     The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.

     The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:

•	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;

•	On a proposal to reduce the Bank’s share capital;

•	On a resolution to approve the terms of a buy-back agreement;

•	On a proposal that affects rights attached to Commonwealth Bank PERLS;

•	On a proposal to wind up the Bank;

•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;

•	During the winding up of the Bank; or

•	As otherwise required under the Listing Rules from time to time,

in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each Commonwealth Bank PERLS as those conferred on ordinary shareholders in respect of each ordinary share.

     At a general meeting of the Bank, holders are entitled:

•	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and

•	On a poll, to one vote for each Commonwealth Bank PERLS.

Directors and Senior Management

     The business of the Bank is managed by a Board of Directors presently consisting of 12 Directors who, except for the Chief Executive Officer, are elected on a rotating basis. At each annual general meeting of the Bank’s shareholders, one-third of the Directors, excluding the Chief Executive Officer, retire and are eligible for re-election. The Board of Directors oversees the Bank’s operation both directly and through its committees.

     The members of the Board of Directors and executives who are members of the Senior Executive Committee as at 30 June 2003 are as follows:

Board of Directors

Name	Age	Position	Director Since

J T Ralph, AC	70	Chairman	1985
J M Schubert	60	Deputy Chairman	1991
D V Murray	54	Chief Executive Officer	1992
N R Adler, AO	58	Director	1990
R J Clairs, AO	65	Director	1999
A B Daniels OAM	68	Director	2000
C R Galbraith, AM	55	Director	2000
W G Kent, AO	67	Director	2000
F D Ryan	60	Director	2000
F J Swan	62	Director	1997
B K Ward	49	Director	1994
S C Kay	42	Director	2003

Shareholding Information (Continued)

Senior Management

The Senior Management of the Bank detailed below are the Group Executives of each of the Bank’s divisions.

Adrian Cosenza

Adrian Cosenza joined the Group in 1981 and was appointed as Group Executive, Group Strategic Development, Office of the CEO in December 2001. Mr Cosenza’s previous roles in the Group included Head of European Banking, General Manager, Personal Customers and General Manager Financing Products and various senior roles in Retail Banking.

With over 20 years experience in the Commonwealth Bank, Mr Cosenza has also been involved in capital markets, corporate finance, acquisitions, business systems, distribution, product development, marketing, strategy, policy and retail service delivery.

He holds an MBA (with Honours) from the Institute of Management Development Lausanne, Switzerland, Master of Commerce (Finance and Treasury) and Bachelor of Commerce from the University of New South Wales. Age 42.

Les Cupper

Les Cupper joined the Commonwealth Bank in 1996. He heads the Bank’s Group Human Resources responsible for the Group’s human resource policies and systems. Prior to joining the Bank, Mr Cupper held a number of senior human resource and line management roles with CRA Ltd for 12 years.

Previous to these roles, Mr Cupper held academic appointments in universities in Australia, the UK and USA. He has an Honours degree in Economics and Politics and a Masters in Economics (Industrial Law) and Graduate Diploma in Education from Monash University. Age 54.

Michael Katz

Michael Katz assumed responsibility for the creation of a new Premium Financial Services’ business within the Commonwealth Bank Group in early 2002. This business is focussed on delivering premium products with a premium service to premium clients. Prior to this role, Mr Katz was Head of Institutional Banking for eight years from 1993 to 2001. Prior to joining the Bank Mr Katz held positions with Morgan Stanley, Citicorp in Geneva, Switzerland and worked as a faculty associate at the International Management Institute in Geneva.

He holds a B.Com (Hons) from the University of New South Wales. Age 51.

Garry Mackrell

Appointed to the Head of International Financial Services in September 2001.

Mr Mackrell joined the Group in 1973. Prior to this appointment he has held senior positions within the Group including Head of the CEO Office and Group Planning and Development, Chief Manager Treasury Management, Deputy Regional Manager, Americas and Head of Financial Markets Distribution, Institutional Banking.

Mr Mackrell has a Bachelor of Science, a Bachelor of Economics (Hons) and a Master of Commerce degree. Age 54.

Stuart Grimshaw

Group Executive, Investment & Insurance Services. Mr Grimshaw joined the Group in February 2002 as Group Executive, Financial & Risk Management.

Prior to joining the Group Mr Grimshaw was formally Chief Executive Officer, Great Britain for the National Australia Bank and responsible for National’s Yorkshire and Clydesdale Banks. He joined National in 1991 where he held senior credit, relationship, commercial and corporate banking roles, including an 18 month secondment to Morgan Stanley International Inc, New York. He commenced his career in banking and finance as a graduate trainee with ANZ Banking Group in 1983.

He has a Bachelor of Commerce & Administration from Victoria University (N.Z.) and a Masters of Business Administration from Melbourne University. He also completed the PMD Course at Harvard University. Age 42.

Michael Ullmer

Group Executive, Institutional and Business Services. Mr Ullmer joined the Group as CFO in 1997 and was appointed to his current position in March 2002.

He has significant experience in banking and financial services. Prior to joining the Group he was with Coopers & Lybrand as Chairman of its Australasian Financial Services Group and its Asian Banking Group. Prior to that Mr Ullmer had similar roles with KPMG.

He holds an honours degree in Mathematics from the University of Sussex, UK, and is a Chartered Accountant. Age 52.

Hugh Harley

Appointed Group Executive, Retail Banking Services in October 2002. Mr Harley joined the Bank in 1987 as an economist following completion of university studies. Subsequently he worked in a wide range of senior roles in Business Banking, Group Human Resources and Australian Financial Services where he was General Manager, Personal & Business customers. In February 2002 he was appointed Executive General Manager, Retail Sales and Service which involved leadership of the Bank’s national branch network and direct service operations. He is Chairman of the Commonwealth Bank Staff Community Fund.

Mr Harley holds a Bachelor of Economics (honours) and a Bachelor of Laws (honours) from the University of Sydney and a Master of Philosophy in Economics from Cambridge University (UK). Age 41.

Michael Cameron

Group Executive, Financial and Risk Management. Mr Cameron joined the Group in November 2002.

Prior to his appointment to his current role on 1 April 2003, Mr Cameron was the Executive General Manager, Group Finance.

Previously Mr Cameron was Chief Operating Officer, Wealth Management Division, National Australia Bank. Mr Cameron has had a distinguished career of over a decade with Lend Lease and MLC and has also worked at Barclays Bank and TNT Australia. He is a Fellow member of the Australian Institute of Chartered Accountants, a Fellow member of CPA Australia, and a Fellow member of the Institute of Company Directors.

Mr Cameron holds a Bachelor of Business Degree. Age 42.

Loans to Senior Management

Loans are made to the Senior Management in the ordinary course of business of the Group and on normal commercial terms and conditions.

The Bank believes that its loans to Senior Management do not involve more than normal risk of collectibility or present other unfavourable features.

Shareholding Information (Continued)

Compensation

     The aggregate compensation paid by the Bank during Financial Year 2003 to all directors and senior executive officers as a group (24 persons) was $16.1 million.

     Australian executive officers are members of the Officers’ Superannuation Fund (OSF) or the Colonial Group Staff Superannuation Scheme (CGSSS). The OSF and CGSSS provide both defined benefit and accumulation style superannuation benefits. Executive officers who joined the Group on or after 1 July 1993 and who are members of the OSF are provided with accumulation style superannuation benefits. Executive officers who joined the Group on or after 1 July 1997 and who are members of the CGSSS are provided with accumulation style superannuation benefits.

     The Group provides salary sacrifice superannuation benefits for selected employees, including executive officers. Salary sacrifice superannuation benefits accrued during Financial Year 2003 in respect of executive officers have been included in the above aggregate compensation.

     With the exception of contributions relating to salary sacrifice benefits the Group ceased contributions to the OSF from 8 July 1994. Further, the Group ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997.

     No employer contributions were made to the CGSSS during Financial Year 2003 and the Group does not intend to make contributions to the CGSSS until after consideration of the next actuarial assessment of CGSSS. Further, contributions ceased to CGSSS relating to salary sacrifice benefits from 1 July 1999.

     Under Australian legislation for Financial Year 2003, the Group was required to provide minimum superannuation benefits for non-executive directors under age 70 equal to 9% of their cash remuneration. Benefits funded by the Group during Financial Year 2003 to meet this requirement amounted to $83,775.

     The Group also provides defined benefits to non-executive directors in connection with their departure from office after three years of service in accordance with an arrangement approved by shareholders. This retirement allowance has now been closed to new appointees.

     The Bank’s executive officers, (including the Chief Executive Officer), may be eligible to participate in the Equity Reward Plan (ERP) and the Equity Participation Plan (EPP). Executives who participate in the ERP or EPP are excluded from participating in the Employee Share Acquisition Plan (ESAP). Refer Employee Share Plans – Note 29 to the Financial Statements.

     The Bank’s Constitution provides that the directors who are not also executive officers shall be paid an ordinary remuneration which may not in aggregate exceed the maximum aggregate amount fixed by the Bank in general meeting from time to time. At the annual general meeting of the Bank held in October 1999 the shareholders set a maximum amount of $1,500,000 per year, to be divisible among the non-executive directors as the directors may determine.

Currency of Presentation and Certain Definitions

     The Bank publishes its consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘$’ or ‘A$’ are to Australian dollars. Merely for the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$ 0.6713 = $1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on 30 June 2003.

Exchange Rates

     For each of the Commonwealth Bank’s Financial Years, the high, low, average and year end Noon Buying Rates, see ‘Selected Financial and Operating Data’ on page 13.

     Fluctuations in the exchange rate between the Australian dollar and the US dollar may affect the Bank’s earnings, the book value of its assets and its shareholders’ equity as expressed in US dollars, and consequently may affect the market price for the Shares. In addition, fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar price of the Bank’s Ordinary Shares on the ASX and, as a result, are likely to affect the market price of the Shares. Such fluctuations will also affect the conversion into US dollars of cash dividends, if any, paid in Australian dollars.

Certain Definitions

     The Bank’s Financial Year ends on 30 June. As used throughout this Annual Report, the Financial Year ended 30 June 2003 is referred to as Financial Year 2003, and other Financial Years are referred to in a corresponding manner.

     ‘Financial Statements’ means the Group’s audited consolidated Statement of Financial Position as of 30 June 2002 and 2003 and consolidated statements of financial performance, cash flows and changes in shareholders’ equity for each of the three years in the period ended 30 June 2003, together with accompanying notes, which are included elsewhere in this Annual Report.

‘ACCC’ means Australian Competition and Consumer Commission.

‘APRA’ means the Australian Prudential Regulation Authority.

‘ASB Bank’ means the ASB Bank Limited, incorporated in New Zealand.

‘ASX’ means the Australian Stock Exchange Limited.

‘Australian GAAP’ means Australian generally accepted accounting principles.

‘Bank’, ‘CBA’ or ‘Company’ means the Commonwealth Bank of Australia (A.C.N. 123 123 124), a banking corporation incorporated in Australia.

‘Banking Act’ means the Australian Banking Act 1959, as amended.

‘CDBL’ means the Commonwealth Development Bank of Australia Limited.

‘Commonwealth’ means the Commonwealth of Australia and its Territories.

‘EFTPOS’ means Electronic Funds Transfer at Point of Sale.

‘Group’ or ‘Consolidated Entity’ means the Commonwealth Bank of Australia and its controlled entities.

‘Ordinary Shares’ or ‘Shares’ means the ordinary shares of the Bank.

‘Reserve Bank’ or ‘RBA’ means the Reserve Bank of Australia.

‘US GAAP’ means United States generally accepted accounting principles.

Shareholding Information (continued)

Certain discrepancies between totals and sums of components in tables contained herein exist due to rounding.

Exchange Controls Affecting Security Holders

     Generally, at the present time, remittances of any dividends, interest or other payments by the Bank to non-resident holders of the Bank’s securities in the United States are not restricted by Australian exchange controls.

     Australian foreign exchange controls are implemented from time to time against proscribed countries, entities and persons. Certain transactions relating to supporters of the former government of the Federal Republic of Yugoslavia and ministers/ senior officials of the Government of Zimbabwe are currently prohibited without the specific, prior approval of the Reserve Bank of Australia.

     Additionally, the Department of Foreign Affairs and Trade has responsibility for the administration of restrictions relating to the following

•	Terrorists and their sponsors

     In terms of Part 4 of the Charter of the United Nations Act 1945, and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, anybody holding financial or other assets of persons or entities listed as terrorists by the Minister for Foreign Affairs in the Commonwealth Gazette is prohibited from using or dealing with those assets. It is also a criminal offence to make assets available to such persons or entities.

•	The former Iraqi regime

     The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 impose a freeze on the financial resources of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime, and their immediate families, and provide for such resources to be transferred to Iraq and used in that country’s reconstruction and rehabilitation.

Taxation

     This section describes the material Australian and United States federal income tax consequences of owning Ordinary Shares or ADSs representing ordinary shares. It applies to you only if you hold your Ordinary Shares or ADSs as capital assets for tax purposes. For purposes of this discussion, a ‘US Holder’ is any beneficial owner holding Ordinary Shares or ADSs as a capital asset that is (i) a citizen or resident of the United States, (ii) a corporation created or organised in the United States or under the law of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

     The taxation discussion set forth below does not purport to be a complete technical analysis or listing of all potential Australian or United States tax effects to US Holders.

     This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organisation,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Commonwealth Bank of Australia,

•	a person holding Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

     Prospective investors are urged to consult their own tax advisors regarding the United States and Australian tax consequences of owning and disposing of Ordinary Shares or ADSs.

Australian Taxation

     Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws in force as at the date of this Annual Report, and are subject to any changes in Australian law, and in any double taxation convention between the United States and Australia occurring after that date.

     Under Australian law non-residents may be subject to withholding tax in respect of dividends received from shares in Australian companies depending upon the extent to which dividends are ‘franked’. Also, in limited circumstances (as discussed below) such non-resident shareholders may be subject to Australian income tax in respect of gains made on disposal of shares in Australian companies.

     The Australia/United States double tax agreement (the ‘Treaty’) was entered into on 6 August 1982 and represents a convention between the Government of Australia and the Government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income. The agreement applies to residents of one or both of Australia and the United States of America. A Protocol amending the Treaty has been negotiated and ratified by both countries. The changes take effect progressively from 1 July 2003. Among other things, the Protocol reduces withholding taxes. For the purposes of this summary, references to the “Old Treaty” are references to the Treaty before the Protocol took effect, and references to the “New Treaty” are references to the Treaty as amended by the Protocol.

     Under Australia’s dividend imputation system dividends are ‘franked’ dividends to the extent that they are paid out of income on which Australian income tax has been paid. Where an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax credit that can be offset against the Australian income tax payable by the shareholder. Any excess credit is refundable. The amount of the credit is dependent upon the extent to which the dividend is franked. The extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked. Dividends paid to non-resident shareholders are exempt from dividend withholding tax to the extent the dividend is franked. Under the Old Treaty the unfranked portion of the dividend was subject to 15% dividend withholding tax. Under the New Treaty the unfranked portion of the dividend is still generally subject to 15% dividend withholding tax. However, under the New Treaty the withholding tax on the unfranked portion of dividends paid after 30 June 2003 by an Australian resident company to a beneficially entitled

Shareholding Information (continued)

company resident in the US who has at least a 10% voting interest in the paying company will be limited to 5%.

     Subject to two exceptions, a non-resident disposing of shares in Australian public companies will be free from tax in Australia. The exceptions are as follows:

•	Shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case any profit on disposal would be assessable to ordinary income tax. Losses would constitute allowable deductions.

•	Shares held in public companies where such shares represent (or in the past five years have represented) a holding of 10% or more in the issued share capital of the company. In such a case capital gains tax would apply, but not otherwise.

     Capital gains tax in Australia is payable on gains over the period in which the shares have been held, i.e. the difference between the disposal price and the original cost. For individual shareholders, in respect of assets acquired before 11:45am AEST 21 September 1999 and held for at least 12 months prior to sale, there is an election to pay tax at normal rates on the net capital gain with indexation frozen at 30 September 1999 or pay tax at normal rates on 50 per cent of the actual net capital gain without indexation (the ‘CGT discount’). If an individual makes a net capital gain on an asset which was acquired after 11:45am AEST 21 September 1999 and held for 12 months, then only the CGT discount method applies.

     A corporation will pay tax on the total gain without indexation or discount. Normal rates of income tax apply to gains so calculated. Capital losses are available as deductions, but only as an offset against other capital gains.

United States Taxation

     This section is based on the Internal Revenue Code of 1986, as amended (the ‘Code’), its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the United States-Australian Tax Treaty. These laws are subject to change, possibly on a retroactive basis.

     Taxation of Dividends

     Under the United States federal income tax laws, if you are a US holder, the gross amount of any dividend paid by the Commonwealth Bank of Australia out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Ordinary Shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Ordinary Shares or ADSs generally will be qualified dividend income.

     You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US Holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against your United States federal income tax liability. [Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.]

     Dividends will be income from sources outside the United States, but generally will be ‘passive income’ or ‘financial services income’ which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Taxation of Capital Gains

     If you are a US Holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your Ordinary Shares or ADSs. Capital gain of a non-corporate U.S. Holder that is recognised on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     PFIC Considerations

     Commonwealth Bank of Australia does not believe that it will be treated as a passive foreign investment company (a ‘PFIC’) for United States federal income tax purposes, and this discussion so assumes, but this is a factual determination that is made annually and thus may be subject to change. If the Commonwealth Bank of Australia were to be treated as a PFIC, a US holder of Ordinary Shares or ADSs would be subject to certain adverse tax consequences.

Additional Information (continued)

Item 10 – Additional Information

Share Capital

Constitution

     The Company’s corporate organisation and conduct is governed by its Constitution (the Constitution), which was last amended on 26 October 2000.

1	Company Objects and Purposes

     The Company is registered as a public company limited by shares under the Australian Corporations Act 2001 (the Corporations Act) with Australian Company Number 123 123 124.

     The current Constitution was last amended by shareholders at the annual general meeting held on 26 October 2000. The Constitution does not specify the objects and purposes of the Company. Pursuant to section 124 of the Corporations Act, the Company has the legal capacity and powers of an individual person.

2	Directors Powers and Qualifications

(a)	Unless permitted by the Corporations Act, no director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a material personal interest (article 11.9(e)). Subject to the ASX Listing Rules, this prohibition does not apply if the directors pass a resolution stating they are satisfied that the interest should not disqualify the director from considering or voting on the matter (article 11.9(f)).. If a quorum of directors is not available to consider such a resolution then, subject to the Corporations Act, the prohibition can be relaxed or suspended by an ordinary resolution passed in a general meeting (section 195(4)).

(b)	Subject to the ASX Listing Rules, the directors remuneration is paid by way of fees in such proportion and manner as they determine, provided that the aggregate remuneration paid to directors must not exceed the amount approved from time to time in a general meeting. The directors may approve payment of special remuneration where a director, other than the managing director or an executive director, performs extra services or makes any special exertions for any business or purposes of the Company. In addition, the directors may also be paid an allowance for travelling and other expenses properly incurred by them in attending and returning from meetings or otherwise in connection with the exercise of their powers and the discharge of their duties or the business of the Company (article 11.7).

(c)	The directors may, from time to time, at their discretion, exercise all the powers of the Company to borrow or raise money or charge any property or business of the Company and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person (article 12.1(b)). Subject to the Corporations Act, this article could be changed by a special resolution in which the support of 75% of those shareholders entitled to vote is required (section 136).

(d)	The Constitution does not contain any age limit requirement for the retirement of directors. Similarily, effective from 11 April 2003, the Corporations Act does not contain any such requirement. The policy of the board of directors of the Company is that a director cannot stand for re-election after attaining the age of 70.

(e)	A director does not need to own shares in the Company as a qualification for office (article 11.3(b)).

3	Rights, Preferences and Restrictions Attaching to Each Class of Shares

     The Company has two classes of shares – ordinary shares and preference shares.

(a)	(i)	The rights attached to ordinary shares include the right to dividends in the event that the directors declare them. The directors may determine that a dividend is payable, and fix the amount and the time for payment (article 16.1(a)). All dividends declared but unclaimed may be invested by the directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys (article 16.4(e)).

	(ii)	Subject to the Constitution, the ordinary shareholders have the right to vote in person, by representative, attorney or proxy in a general meeting. On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll, each shareholder has one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up on the shares has to the total issue price of the shares at the date the poll is taken. For the purpose of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and the date determined by the directors under regulation 7.11.37 of the Australian Corporations Regulations 2001. One third of current directors (other than the managing director) must retire at each annual general meeting and may be re-elected by ordinary resolution and in accordance with the Constitution (articles 11.1(c) and 11.2(b)).

(b)	The rights attached to the Company’s preference shares are referred to in a prospectus dated 26 February 2001 for the issue of 3.5 million preference shares at an issue price of AUD200 each, payable in full on application. Preference shareholders are entitled to a dividend to be paid in priority to dividends on ordinary shares. In certain limited circumstances, dividends may not be payable. The preference shares are perpetual and exchangeable into ordinary shares in certain circumstances. They are resettable on certain dates. The Company may not issue shares ranking in priority to these shares without prior approval of the holders of preference shares. There is no right to vote at general meetings except in limited circumstances specified in the terms and conditions as set out in the prospectus. The Trust Preferred Securities issued on 6 August 2003, as described on page 204, are exchangeable in certain circumstances for preference shares of the Company that will rank equally with the preference shares described above.

(c)	Dividends are only payable out of the profits of the Company (article 16.2, Corporations Act section 254T).

(d)	In the event of a winding up, ordinary shares rank equally in the division of any surplus. The preference shares rank in priority to ordinary shares for payment

Additional Information (continued)

of dividends and for a return of capital on a winding up of the Company. If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may determine how the division is to be carried out between the members or different classes of members (article 20).

(e)	Shareholders cannot redeem ordinary shares. Preference shares may be redeemable by the Company in accordance with the terms of issue determined by the directors (article 3.2.6).

(f)	The directors may establish a sinking fund for the purpose of repurchasing, redeeming or beneficially acquiring preference shares having rights to non-cumulative dividends and, to the extent (if any) specified in the terms of issue, to additional dividends in connection with the conversion of a preference share into an ordinary share or to additional dividends in circumstances where a dividend contemplated by the terms of issue has not been paid in full on the preference shares (article 3.2.3 (d)).

(g)	The holders of fully paid ordinary shares have no further liability to the Company in respect of those shares. Subject to the terms of issue, the holders of partly paid shares are liable to the Company once a call is made for the payment of the unpaid amount (article 4.1).

(h)	There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of such shareholder owning a substantial number of shares, except pursuant to Article 5.4.4(g) where a takeover is announced.

4	Alteration of rights of shareholders

     The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three - quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (article 2.4(a)).

5	Meetings

     The directors or any director to the extent permitted by the Corporations Act may whenever they think fit convene a general meeting (article 9.2(a)). The rights of members to requisition or to convene a general meeting of the Company are as set out in the Corporations Act (article 9.2(b)).

     Subject to the Corporations Act and the ASX Listing Rules, notices of general meetings convened by the directors may be given in a manner determined by the directors (article 17).

     At least 28 days’ notice must be given of a general meeting (section 249HA of the Corporations Act).

     Subject to the Constitution, all shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or proxy (who need not be a shareholder of the Company in their own right).

     A quorum for a general meeting is 5 voting members personally present (article 10.2).

     If a general meeting is convened upon the requisition of members and a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved. If the meeting is convened in any other way and a quorum is not present within half an hour, the meeting shall stand adjourned to such day as the directors determine and, if no determination is made, to the same day in the next week at the same time and place and if at the adjourned meeting a quorum is not present within half an hour from the time appointed, the voting members present shall constitute a quorum (article 10.3).

6	Limitations on the Right to Own Securities

(a)	The Constitution does not impose limitations on the right to own securities except those provisions relating to minimum holdings (known as unmarketable parcels). The Constitution also provides that the directors may decline to register any transfer of shares where this is permitted by the ASX Listing Rules (article 7.3(a)). Relevantly, the ASX Listing Rules allow the company to decline to register a transfer if the transfer may breach an Australian law and the ASX has agreed in writing to the non-registration. The directors might also exercise their discretion to refuse to allot shares to a person where the allotment may breach an Australian law. Relevant Australian legislation which impacts on the right to own securities is described below.

(b)	Unmarketable Parcel Rationalisation Scheme The Constitution contains a scheme whereby the Company can sell the shares of members who hold an unmarketable of parcel shares in the Company as determined by the ASX Listing Rules. The scheme sets out notice requirements that the Company must comply with prior to selling any shares (article 5.4).

(c)	Legislation
The Australian Financial Sector (Shareholdings) Act 1998 restricts ownership by people (together with their associates) of an Australian bank to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

Section 50 of the Australian Trade Practices Act 1974 prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorised by the Australian Competition and Consumer Commission.

The rights of non-resident or foreign shareholders to hold the Company’s securities are subject to the Australian Foreign Acquisitions and Takeovers Act 1975. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in an Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person (including associates) or 40% or more held by 2 or more foreign persons (including associates) is deemed to constitute a controlling interest.

7	Takeover Limitations

Not applicable.

8	Disclosure of Share Ownership

     The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to the Company. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on

Additional Information (continued)

persons who (together with their associates) acquire or cease to hold a substantial holding (5% or more of the total number of votes attached to voting shares) or change their substantial holding in the Company. The disclosure must be given to the Company and the ASX within the prescribed time.

     The Company may at any time direct a member within 2 business days of receiving the direction to provide the Company with the name and address of every person who has a relevant interest in any of the shares held by the member, including full details of that interest and of the circumstances that gave rise to that interest. On receiving particulars of a person holding an interest in any shares of the Company (other than as registered holder), the Company may direct that person to provide the Company with full details of that person’s interest and of the circumstances that gave rise to that interest (Corporations Act Part 6C.2).

9	Changes in Share Capital

     The Company may reduce its share capital (article 2.2) or buy back shares (article 2.3(a)) in accordance with the Australian Corporations Act.

Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorised, in the City of Sydney, Commonwealth of Australia.

COMMONWEALTH BANK OF AUSTRALIA (Registrant)

By /s/ Michael Cameron

Name: Michael Cameron
Title: Chief Financial Officer

Date: 20 November 2003

Exhibits

Item 19 Index to Exhibits

1.	Constitution as amended as of 26 October 2000[1].

4.1	Employment Agreement between Commonwealth Bank of Australia and Stuart Ian Grimshaw, dated as of 1 February 2002[2].

4.2	Employment Agreement between Commonwealth Bank of Australia and Peter Leith Polson, dated as of 1 January 2002[3].

4.3	Equity Reward Plan Rules, Exercise and Vesting Conditions, Taxation Information Sheet – Options and Taxation Information Sheet – Shares[4].

4.4	Letter of offer to Stuart Ian Grimshaw dated 13 March 2003 and Remuneration Schedule dated 3 April 2003.

8.	List of controlled entities.

12	Chief Executive Officer and Chief Financial Officer certifications.

13	Chief Executive Officer and Chief Financial Officer certifications.

14.	Consent of Ernst & Young.

Copies of any instrument relating to long-term debt of the Commonwealth Bank of Australia that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total combined assets of the Commonwealth Bank of Australia will be furnished to the SEC upon request.

[1] Incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2001 (File No. 0-29152) filed on 15 November 2001.

[2]Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-29152) filed on 18 October 2002.

[3]Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-29152) filed on 18 October 2002.

[4]Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-219152) filed on 18 October 2002.

International Representation

Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 1155
Telephone: (612) 9378 2000

New Zealand
ASB Bank Limited
Level 28 ASB Bank Centre
135 Albert Street, Auckland
Telephone: (649) 377 8930
Facsimile: (649) 358 3511
Managing Director
H Burrett

Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (649) 487 9000
Facsimile: (649) 486 1913
Managing Director
S Swanson

Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (679) 3214 400
Facsimile: (679) 3303 448
Managing Director
M Walsh

China
CBA Representative Office
2909 China World Towers 1
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Chief Representative
Y T Au

CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
China
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
Chief Representative
Y T Au

China Life – CMG Asia Life
Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
C Lee

Hong Kong
15th Floor, Chater House
8 Connaught Place,
Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2845 9194
Regional General Manager Asia
SRJ Holden

CMG Asia Regional Office
12th Floor CMG Asia Tower
The Gateway, 15 Canton Road
Kowloon
Tsimshatsui
Telephone: (852) 2861 4006
Facsimile: (852) 2520 1119
Regional Managing Director
P Fancke

First State Investments (Hong Kong) Limited
Level 6 Three Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Chief Executive Officer, First State International
T Waring

Indonesia
PT Bank Commonwealth
Ground Flr, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (6221) 5296 1222
Facsimile: (6221) 5296 2293
President Director
S Brewis-Weston

PT Astra CMG Life
11/F Sentra Mulia
Jl. H.R. Rasuna Said, Kav X-6 No 8
Jakarta 12940
Telephone: (6221) 250 0385
Facsimile: (6221) 250 0389
President Director
G Coates

Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (813) 5400 7280
Facsimile: (813) 5400 7288
General Manager
L Xia

Singapore
CBA Branch Office
3 Temasek Avenue #20-01
Centennial Tower
Singapore 039190
Telephone: (65) 6349 7000
Facsimile: (65) 6224 5812
General Manager
R Buchan

First State Investments
(Singapore)
3 Temasek Avenue
#20-01 Centennial Tower
Singapore 039190
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Chief Executive Officer,
Singapore
L Mann

Vietnam
CBA Representative Office
Suite 202-203A
The Central Building
31 Hai Ba Trung, Hanoi
Telephone: (84 4) 826 9899
Facsimile: (84 4) 824 3961
Chief Representative
SRJ Holden

Bao Minh CMG Life Insurance Co Ltd
Level 3, Saigon Riverside Office Center
2A-4A Ton Duc Thang
District 1, Ho Chi Minh City
Telephone: (84 4) 829 1919
Facsimile: (84 4) 829 3131
General Director
R Carkeet

Americas

United States of America
CBA Branch Office
Level 17, 599 Lexington Avenue
New York NY 10022
Telephone: (1 212) 848 9200
Facsimile: (1 212) 336 7725
Executive Vice President, Head of North America
R Day

Europe

United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
A de Torguat

First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
Chief Executive Officer, First State International
T Waring

Edinburgh
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44) 131 473 2200
Facsimile: (44) 131 473 2222
Chief Executive Officer, First State International
T Waring