Form 20-F
period 2004-06-30
COMMONWEALTH BANK OF AUSTRALIA
filed 2004-12-01
CIK 8565

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark one)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number: 001-02419

Commonwealth Bank of Australia

A.B.N. 48 123 123 124
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

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2004).

Commonwealth Bank of Australia Ordinary Shares: 1,264,006,062 fully paid shares

     Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No  [  ]
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [  ]     Item 18  [X]

This report includes the disclosure requirements for both Australia and the United States Securities and Exchange Commission (‘SEC’)

Commonwealth Bank of Australia
ABN 48 123 123 124

Form 20-F Cross Reference Index

Form 20-F Cross Reference Index (for purpose of filing with US Securities and Exchange Commission)

		Page
Financial Information Definitions		5
Currency of Presentation Exchange Rates and Certain Definitions		10,211
Part I
Item 1	Identity of Directors, Senior Management and Advisers (1)
Item 2	Offer Statistics and Expected Timetable (1)
Item 3	Key Information	10-14, 38-41, 69-70
Item 4	Information on the Company	15-32, 48-52, 144-147, 154, 169-171, 219
Item 5	Operating and Financial Review and Prospects	6-9 15-45
Item 6	Directors, Senior Management and Employees	11, 37, 50-51, 55, 57-58, 63, 132-137, 173-182, 204, 208-210
Item 7	Major Shareholders and Related Party Transactions	173-183, 204-205
Item 8	Financial Information	64, 71-202
Item 9	The Offer And Listing	204, 206
Item 10	Additional Information	5, 214-216
Item 11	Quantitative and Qualitative Disclosures about Market Risk	157-167
Item 12	Description of Securities Other Than Equity Securities (1)
Part II
Item 13	Defaults, Dividends and Delinquencies (2)
Item 14	Material Modification to the Rights of Security Holders and use of Proceeds (3)
Item 15	Controls and Procedures	60
Item 16A	Audit Committee Financial Expert	58
Item 16B	Code of Ethics	59
Item 16C	Principal Accountant Fees and Services	154
Item 16D	Exemptions from the Listing Standards for Audit Committee (1)
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers(1)
Part III
Item 17	Financial Statements (4)
Item 18	Financial Statements	72-75, 188-202
Item 19	Exhibits	218
Signatures		217
Consolidated Statements of Income for years ended 30 June 2004, 2003 and 2002		72
Consolidated Balance Sheets as at 30 June 2004 and 2003		73
Consolidated Statements of Changes in Shareholders’ Equity for years ended 30 June 2004, 2003 and 2002		74
Consolidated Statements of Cash Flows for years ended 30 June 2004, 2003 and 2002		75
Notes to the Accounts		76-202
Report of Independent Auditors		203

(1)	Not required in this annual report.

(2)	Item 13 (A) and (B) None.

(3)	Item 14 (A) and (B) none, (C) not applicable and (D) no changes.

(4)	Not applicable as Item 18 complied with.

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

     Details on significant risk factors applicable to the Group are detailed on pages 13-14.

Documents on Display

     Documents referred to in this report are available for inspection. Please contact the Company Secretary, Level 2, 48 Martin Place, Sydney NSW Australia 1155 for further information. In addition, the Group files reports and other information with the SEC. You can read and copy these reports and other information at the SEC Public Reference Room at 450 Fifth Street, North West, Washington DC 20549 or at the SEC website at www.sec.gov through EDGAR. You can telephone the SEC at 1-800-SEC-330 for further information on the Public Reference Room.

Financial Information Definitions

Financial Information Definitions

     In addition to discussing the Australian GAAP financial information in this annual report, certain “non-GAAP financial measures” (as defined in Regulation G under the US Securities and Exchange Commission (the “SEC”)) of the financial performance and results of the Group are included. These non-GAAP financial measures are not calculated in accordance with either Australian GAAP or US GAAP and are described below. This annual report contains reconciliations of these non-GAAP financial measures to our financial results prepared in accordance with Australian GAAP. In this annual report, the Bank presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with Australian GAAP, and on a “cash basis”. “Cash basis” is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value uplift/(reduction). “Cash basis” net profit after tax represents profit derived from business operating income and operating expenses after tax. The only items excluded from the net profit after tax are goodwill amortisation and appraisal value uplift/(reduction). The goodwill amortisation is an annual accounting charge to profit, with amortisation principally over a 20-year period. The appraisal value reduction or uplift is a movement in the value of the funds management and life insurance businesses which in part is driven by external economic factors and markets, such as world equity markets and interest rates. Management believes “cash basis” is a meaningful measure of the Bank’s performance and provides the basis for the determination of the Bank’s dividends. Also for the financial year ended 30 June 2004, the Bank has added back the non-recurring ‘Which new Bank’ costs in considering the amount to be distributed as dividends to shareholders.

     The Bank also presents its earnings per share on a statutory basis and on a cash basis. Earnings per share on a statutory basis are affected by the impact of changes in the appraisal value of our funds management and life insurance businesses. “Earnings per share (cash basis)” is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value uplift/(reduction), net of dividends paid on preference shares and other equity instruments, divided by the weighted average of the Bank’s ordinary shares outstanding over the relevant period. This measure shows the “cash basis” net profit after tax, as described above, per share.

     The Bank also presents its dividend payout ratio on a statutory and cash basis. The dividend payout ratio is calculated by dividing the dividends paid on ordinary shares by the Net profit after tax (“statutory basis”), net of dividends on preference shares. The dividend payout ratio (“cash basis”) is calculated by dividing the dividends paid on ordinary shares by the net profit after tax (“cash basis”), net of dividends on preference shares. Similarly, the Bank presents “Dividend cover – statutory”, which is net profit attributable to members of the bank after preference share dividends divided by dividends on ordinary shares for the financial year, and “Dividend cover – cash”, which is net profit attributable to members of the bank (“cash basis”) after preference share dividends divided by dividends on ordinary shares for the financial year. These ratios are provided on both a statutory and cash basis since net profit after tax, the primary component of these ratios, is also presented on a statutory and cash basis, for the reasons described above.

     “Operating Expenses – Initiatives including Which new Bank” refers to incremental expenses associated with these initiatives. Prior period numbers refer to the strategic initiatives as outlined in the Bank’s annual report for the year ended 30 June 2003 and June 2002 Employee Share Acquisition Plan costs paid in October 2002 following changes to the Bank’s remuneration structures and policy. These incremental costs principally relate to restructuring expenses. “Operating expenses – Initiatives including Which new Bank” plus “Other operating expenses” is equal to the Australian GAAP measure “operating expenses”. Management believes it is meaningful to highlight these items in an analysis of our results.

     The Bank presents an Adjusted Common Equity ratio (the “ACE ratio”). The ACE ratio is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating and is calculated in accordance with Standard & Poor’s methodology. The ACE ratio has been provided in response to an increased focus by equity analysts on this measure and to permit comparability by investors with other financial institutions.

Highlights

     (Except where otherwise stated, all figures relate to the Financial Year ended 30 June 2004 and comparatives for the profit and loss are to the Financial Year ended 30 June 2003 and 30 June 2002. ‘$’ and ‘A$’ refer to Australian dollars, while ‘US$’ refers to US dollars. Reference to ‘Group’ means all banking, insurance and funds management operations of the Commonwealth Bank Group. Reference to ‘Bank’ means the banking operations only of the Group.)

Financial Year 2004 vs Financial Year 2003

Financial Performance and Business Review

     The Group’s net profit after tax (“statutory basis”) for the year ended 30 June 2004 was $2,572 million, an increase of 28% on the prior year’s result of $2,012 million. The current year’s result included an appraisal value uplift of $201 million, compared with a reduction in the appraisal value of controlled entities of $245 million for the previous year. The appraisal value movement is discussed within the “Life Company Valuations” section.

     Factors contributing to the growth in operating performance included:

•	Continued strong home lending growth domestically and in New Zealand were the major contributors to the growth in lending asset balances, which increased 18% to $206 billion;

•	Improved performance in Funds Management following positive investor sentiment in the market and higher assets under administration;

•	Significantly stronger general and life Insurance results;

•	A favourable credit environment, with very low levels of corporate and personal defaults;

•	Initial benefits arising from the Which new Bank program, offset by

•	Some margin compression, in line with the industry, with net interest margin down 14 basis points to 2.53%.

     In addition, buoyant domestic and global equity markets led to investment returns on shareholders’ funds in Funds Management and Insurance increasing to $152 million (after tax) against $73 million in the prior year.

     The net profit after tax (“cash basis”) for the year was $2,695 million, an increase of 5% over the prior year. This result was achieved after absorbing $535 million (after tax) of incremental expenses in relation to the Which new Bank program.

Which new Bank Program

     The Group has made excellent progress in the Which new Bank program announced to the market in September 2003, meeting all critical project milestones set for the year. Net benefits realised in 2004 of $237 million exceeded the projection to the market of $200 million.

     Investment spend of $634 million for the twelve months was below the target of $660 million, however, total impact on 2004 profitability was slightly higher due mainly to lower levels of capitalisation.

     Focus during the 2005 financial year is expected to be on the execution of several major IT projects, as well as a significant cultural transformation of the domestic operations. Following the successful pilot of the Group’s new integrated customer service system, CommSee, in Tasmania, the roll out will commence progressively across the network as further development of the system is completed.

     Overall, the program remains on track to deliver a total annual net benefit of an estimated $900 million by 2006 and beyond, with a total investment of an estimated $1,480 million over the three years. More detail is included on page 9.

Dividends

     The total dividend for the year was another record at 183 cents per share, an increase of 29 cents or 18.8% on the prior year, and the dividend payout ratio (“statutory basis”) for the year is 93.5%. The board of directors of the Bank determined the dividend after adding back the expenses related to the Which new Bank program which, although charged against profit, is regarded as an investment.

     The dividend payment for the second half of the year was 104 cents per share (85 cents per share in the previous year). This dividend payment is fully franked and was paid on 24 September 2004 to owners of ordinary shares at the close of business on 20 August 2004 (record date). Shares were quoted ex-dividend on 16 August 2004.

     During the year, the Bank issued $201 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2002/03 and $188 million in respect of the interim dividend for 2003/04. The Bank expects to issue around $250 million of shares in respect of the DRP for the final dividend for 2003/04.

Financial Year 2003 vs Financial Year 2002

     The Group recorded a net profit after tax in Financial Year 2003 of $2,012 million, or 24% below the prior year, after deducting goodwill amortisation of $322 million and a net reduction in appraisal value of $245 million.

     The net profit after tax (“cash basis”) for the year ended 30 June 2003 was $2,579 million, an increase of $78 million or 3% on the prior year.

     This result was achieved inclusive of $239 million of significant expenses related to strategic initiatives of $214 million and $25 million of expense relating to two years allocations of shares issued to employees under the employee share program.

     This result reflected a strong banking performance primarily driven by the Australian and New Zealand retail banking operations. The housing market primarily drove the banking performance, with balance growth at over 17% for the year. This was partially offset by a decrease in Net Interest Margin. The New Zealand performance reflected strong industry conditions combined with growth in market shares for retail, business and rural lending (Source: Reserve Bank of New Zealand).

     Results for Institutional and Business Banking were subdued, primarily reflecting the difficult industry conditions. The weakened demand for credit in the institutional segment and conditions in global markets resulted in flat earnings outcomes.

     In Funds Management, falling equity markets globally reduced funds under management and depressed volumes of inflows, particularly in the first half of the year.

     The profit performance of the Insurance business included a write down of an investment asset within Australia. Excluding this the results of all regions, particularly Asia, were favourable. The Insurance result also benefited from a rebound in equity markets in the second half of the year.

     Total operating expenses increased by 2% over the year, primarily driven by increased volumes, the set up of the new Premium Financial Services Division together with increased regulatory expenses associated with the Funds Management business.

Highlights (continued)

     The credit quality of the portfolio improved with bad debt charge as a percentage of risk weighted assets decreasing from 0.32% at June 2002 to 0.21% at June 2003. This reflected an absence of significant corporate defaults compared with the prior year. The home lending portfolio continues to show low levels of delinquency and write-offs relative to historical trends.

	Full Year Ended
	30/06/04	30/06/03	30/06/02
	$M	$M	$M
Contributions to Profit (after income tax)
Banking	2,176	2,234	2,067
Funds Management	268	216	368
Insurance	251	129	66

Net Profit after Income Tax (“cash basis”)	2,695	2,579	2,501
Appraisal value uplift/(reduction)	201	(245)	477
Goodwill amortisation	(324)	(322)	(323)

Net Profit after Income Tax (“statutory basis”)	2,572	2,012	2,655

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Shareholder Summary
Dividends per share - fully franked (cents)	183	154	150
Dividend cover - statutory (times)	1.1	0.9	1.4
Dividend cover - cash (times) (1)	1.1	1.3	1.3
Earnings per share (cents)
Statutory - basic	196.9	157.4	209.6
Statutory - fully diluted	196.8	157.3	209.3
Cash basis - basic (2)	206.6	202.6	197.3
Cash basis - fully diluted (3)	206.5	202.5	197.0
Dividend payout ratio (%)
Statutory	93.5	97.7	71.7
Cash basis (4)	89.1	75.9	76.2
Weighted average number of shares - basic (number)	1,256	1,253	1,250
Weighted average number of shares - fully diluted (number)	1,257	1,254	1,252

(1)	Net profit attributable to members of the bank (“cash basis”) after preference share dividends divided by dividends on ordinary shares for the financial year.

(2)	Net profit attributable to members of the bank after preference share dividends divided by dividends on ordinary shares for the financial year.

(3)	Calculated by excluding appraisal value uplift and goodwill amortisation from earnings used to calculate Earnings per share - statutory – fully diluted and dividing the result by the weighted average number of shares – fully diluted

(4)	Dividends paid on ordinary shares divided by earnings excluding appraisal value uplift and goodwill amortisation, net of dividends on preference shares.

Important Dates for Shareholders

24 September 2004	Full Year Dividend Payment
5 November 2004	Annual General Meeting
9 February 2005	2005 Interim Results Announcement

Highlights (continued)

	Full Year Ended
	30/06/04	30/06/03	30/06/02
	$M	$M	$M
Net Profit after Income Tax (“statutory basis”)	2,572	2,012	2,655
Net Profit after Income Tax (“cash basis”)	2,695	2,579	2,501

Net Interest Income	5,410	5,026	4,710
Other banking income	2,846	2,627	2,552
Funds management income	1,158	1,115	1,200
Insurance income	678	598	595

Total Operating Income	10,092	9,366	9,057
Shareholder investment returns	196	91	47
Policyholder tax benefit/(expense)	203	(58)	(36)

Total Income	10,491	9,399	9,079
Initiatives including Which new Bank (1)	749	239	—
Other operating expenses	5,500	5,312	5,201

Total Operating Expenses	6,249	5,551	5,201
Charge for bad and doubtful debts	276	305	449

Net Profit Before Income Tax	3,966	3,543	3,418
Policyholder tax expense/(benefits)	203	(58)	(36)
Corporate tax expense	1,059	1,016	952
Outside equity interests	9	6	1

Net Profit after Income Tax (“cash basis”)	2,695	2,579	2,501
Appraisal value uplift/(reduction)	201	(245)	477
Goodwill amortisation	(324)	(322)	(323)

Net Profit after Income Tax (“statutory basis”)	2,572	2,012	2,655

(1)	June 2004 results reflect the Which new Bank program, while prior year includes strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Key Performance Indicators	$M	$M	$M
Banking
Net interest margin (%)	2.53	2.67	2.76
Average interest earning assets	214,187	188,270	170,634
Average interest bearing liabilities	197,532	174,737	157,105
Funds Management
Funds under administration	109,883	98,566	106,927
Insurance
Inforce premiums	1,167	1,076	810
Capital Adequacy
Tier 1 (%)	7.43	6.96	6.78
Total (%)	10.25	9.73	9.80
Adjusted common equity (1)	4.75	—	—

(1) Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology. As the Bank did not disclose this ratio for the previous year, no comparatives are published.

Capital Management

     The Group believes that it maintains a strong capital position. This is recognised in its credit ratings which again remained unchanged during the year.

Credit Ratings	Long Term	Short Term	Affirmed
Fitch Ratings	AA	F1+	Feb 04
Moody’s Investor Services	Aa3	P-1	Dec 03
Standards & Poor’s	AA-	A-1+	Apr 04

     Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

     Additional information regarding the Group’s capital management initiatives are disclosed in Note 31 to the Financial Statements.

Highlights (continued)

	30/06/04	30/06/03	30/06/02
Balance Sheet Summary	$M	$M	$M
Total assets	305,995	265,110	249,648
Total liabilities	281,110	242,958	228,592

Shareholders’ equity	24,885	22,152	21,056

Assets held and Funds under administration
On Balance Sheet
Banking assets	265,062	229,289	211,130
Insurance Funds under administration	22,952	22,144	22,355
Other insurance and internal funds management assets	17,981	13,677	13,163

	305,995	265,110	249,648

Off Balance Sheet Funds under administration	86,931	76,422	83,457

	392,926	341,532	333,105

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Productivity and Efficiency(1)			$M
Banking
Expense to income (%)	59.2	54.7	54.1
Funds Management
Expense to average funds under administration (%)(2)	0.80	0.87	0.73
Insurance
Expense to average inforce premiums (%)(2)	47.3	50.4	68.8
Total operating income per FTE ($)	278,047	261,292	243,469
Full time staff equivalent (FTE’s) - Australia	28,814	29,608	31,489
Full time staff equivalent (FTE’s) - International	7,060	6,237	5,756
	35,874	35,845	37,245
Full time staff equivalent (FTE’s) - Which new Bank(3)	422	—	—
Full time staff equivalent (FTE’s)	36,296	35,845	37,245

(1)	Productivity changes shown as an annualised percentage change.

(2)	Ratios for Financial Year 2003 and 2002 have not been restated for the segment definition changes in Financial Year 2004. The effect of restatement is not material.

(3)	Full time staff equivalents working on the Which new Bank program

	Full Year	Market
	30/06/04	Commitment
Which new Bank Program	$M	$M
Program expenses incurred	634	660
Provision for future costs	208	210
Investment capitalised	(112)	(180)

Gross Which new Bank expense	730	690
Normal project spend	(200)	(200)
Expensing of previously capitalised software	219	215

Incremental Which new Bank expense - before tax	749	705

Incremental Which new Bank expense - after tax	535	500

	Full Year Ended 30 June 2004
	Revenue	Costs	Total
Which new Bank Benefits	$M	$M	$M
Gross benefits	152	145	297
Additional operating expenses	(60)	—	(60)

Net benefits	92	145	237

     The impact on current year expenses is the net of $145 million cost benefits, less the impact of additional operating expenses of $60 million, totalling $85 million.

Financial Review

	Year ended 30 June
	2004	2004	2003	2002	2001	2000
	(A$ millions, except where indicated)
Selected Consolidated Income Statement Data	US$M (3)
Australian GAAP
Interest income	9,237	13,287	11,528	10,455	11,900	8,842
Interest expense	(5,476)	(7,877)	(6,502)	(5,745)	(7,426)	(5,123)
Net Interest income	3,761	5,410	5,026	4,710	4,474	3,719
Charge for bad and doubtful debts	(192)	(276)	(305)	(449)	(385)	(196)
Non interest income	3,672	5,282	4,373	4,835	4,824	2,512
Operating expenses (incl. Goodwill)	(4,570)	(6,573)	(5,873)	(5,524)	(5,508)	(3,464)
Appraisal value reduction (1)	—	—	(245)	—	—	—
Operating profit before income tax and abnormal items	2,672	3,843	2,976	3,572	3,405	2,571
Income tax expense attributable to operating profit before abnormal items	(877)	(1,262)	(958)	(916)	(993)	(820)
Operating profit after income tax and before abnormal items	1,794	2,581	2,018	2,656	2,412	1,751
Abnormal (expense)/income before income tax (4)	—	—	—	—	—	967
Abnormal income tax (expense)/credit	—	—	—	—	—	20
Operating profit after income tax	1,794	2,581	2,018	2,656	2,412	2,738
Outside equity interest	(6)	(9)	(6)	(1)	(14)	(38)
Net income	1,788	2,572	2,012	2,655	2,398	2,700
Dividends declared ($)	914	1,315	1,066	1,913	1,720	1,431
Weighted average number of shares (basic)	1,256m	1,256m	1,253m	1,250m	1,260m	927m
Earnings per share, basic before abnormal items (cents)	136.9	196.9	157.4	209.6	189.6	184.8
Earnings per share, basic after abnormal items (cents)	136.9	196.9	157.4	209.6	189.6	291.2
Earnings per share, fully diluted before abnormal items (cents)	136.8	196.8	157.3	209.3	189.3	184.4
Earnings per share, fully diluted after abnormal items (cents)	136.8	196.8	157.3	209.3	189.3	290.7
Dividends per share (cents)	127	183	154	150	136	130
Dividends payout ratio (%) (2)		93.5	97.7	71.7	71.2	83.5
Adjusted for US GAAP
Operating profit after income tax	1,420	2,043	3,000	1,682	1,586	1,502
Earnings per share after abnormal items (cents) - basic	110.1	158.3	235.7	131.5	125.2	162.0
Earnings per share after abnormal items (cents) - diluted	110.0	158.2	235.6	131.3	125.0	161.7

(1)	Appraisal value adjustment relating to life insurance business for Financial Year 2003 was a reduction and has been disclosed as an expense. For Financial Year 2004 ($201 million), 2002 ($477 million), 2001 ($474 million) and 2000 ($92 million), appraisal value adjustments were uplifts have been included in non interest income.

(2)	Dividends per share divided by earnings per share (before abnormal items for the Financial Year 2000).

(3)	US$ translated from A$ at period end rates (see table below for rates).

(4)	Relates to restructuring costs, net market valuation of funds management businesses and change of valuation bases of Commonwealth Life insurance business

Exchange Rates

     For each of the Group’s Financial Years indicated, the period end and average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) are set out below, together with the high and low rates for the previous six months.

	Year Ended 30 June
	2004	2003	2002	2001	2000
		(expressed in US dollars per $1.00)
Period End	0.6952	0.6713	0.5628	0.5100	0.5971
Average Rate	0.7142	0.5847	0.5236	0.5372	0.6284

The Noon Buying Rate on 10 November 2004 was US$0.7592 = $1.00.

	October	September	August	July	June	May
	(expressed in US dollars per $1.00)
High	0.7478	0.7244	0.7245	0.7334	0.7067	0.7337
Low	0.7207	0.6880	0.7001	0.6980	0.6840	0.6866

Financial Review (continued)

	Year ended 30 June
	2004	2004	2003	2002	2001	2000
	(A$ millions, except where indicated)
Consolidated Balance Sheet Data	US$M (5)
(at year end)
Australian GAAP
Assets
Cash and liquid assets	4,486	6,453	5,575	6,044	3,709	2,575
Receivables due from other financial institutions	5,818	8,369	7,066	7,728	4,622	5,154
Trading securities	10,356	14,896	10,435	8,389	6,909	7,347
Investment securities	7,958	11,447	11,036	10,766	9,705	9,149
Loans, advances and other receivables	131,665	189,391	160,347	147,074	136,059	132,263
Bank acceptances of customers	10,441	15,019	13,197	12,517	12,075	11,107
Insurance investment assets	20,120	28,942	27,835	30,109	31,213	27,036
Deposits with regulatory authorities	26	38	23	89	61	46
Property, plant and equipment	837	1,204	821	862	919	1,073
Investments in associates	166	239	287	313	400	403
Intangible Assets	3,271	4,705	5,029	5,391	5,716	5,935
Other assets	17,583	25,292	23,459	20,366	19,023	16,171

Total Assets	212,728	305,995	265,110	249,648	230,411	218,259

Liabilities
Deposits and other public borrowings	113,441	163,177	140,974	132,800	117,355	112,594
Payable due to other financial institutions	4,617	6,641	7,538	7,864	6,903	4,633
Bank acceptances	10,441	15,019	13,197	12,517	12,075	11,107
Provision for dividend	10	14	12	1,040	779	708
Income tax liability	564	811	876	1,276	1,355	1,823
Other provisions	693	997	819	834	1,007	1,554
Insurance policy liabilities	17,128	24,638	23,861	25,917	27,029	25,282
Debt issues	30,618	44,042	30,629	23,575	24,484	25,275
Bills payable and other liabilities	13,306	19,140	19,027	17,342	13,872	11,549

	190,818	274,479	236,933	223,165	204,859	194,525

Loan capital (1)	4,610	6,631	6,025	5,427	5,704	5,299

Total liabilities and loan capital	195,428	281,110	222,958	228,592	210,563	199,824

Total Shareholders’ Equity (2)	17,300	24,885	22,152	21,056	19,848	18,435

Adjusted for US GAAP
Total Assets	210,950	303,437	264,387	247,563	235,401	221,220
Shareholders’ equity (3)	12,169	17,504	17,291	16,299	16,236	16,022
Consolidated Operating Data
(number) (at year end)
Full time staff equivalent (4)		36,296	35,845	37,245	37,460	39,631
Branches/service centres (Australia)		1,012	1,014	1,020	1,161	1,387
Agencies (Australia)		3,866	3,893	3,936	3,927	4,081

(1)	Represents interest bearing liabilities qualifying as regulatory capital.

(2)	Including minority interests (see Note 30 for details).

(3)	Exclusive of minority interests.

(4)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.

(5)	US$ translated from A$ at period end rates (see table on Page 10 for rates).

Financial Review (continued)

	Year ended 30 June
	2004	2004	2003	2002	2001	2000
	(A$ millions, except where indicated)
Consolidated Ratios and Operating Data	US$M (6)
Australian GAAP
Profitability
Net Interest Margin (%) (1)		2.53	2.67	2.76	2.78	2.88
Interest Spread (%) (2)		2.22	2.40	2.47	2.32	2.47
Return on average shareholders’ equity (3)
before abnormal items (%)		13.00	10.73	14.67	13.50	22.06
after abnormal items (%)		13.00	10.73	14.67	13.50	34.78
Return on average total assets (3)
before abnormal items (%)		0.90	0.78	1.11	1.07	1.08
after abnormal items (%)		0.90	0.78	1.11	1.07	1.70
Productivity Total operating income per full time (equivalent) employee ($)	193,298	278,047	262,212	262,856	252,400	211,842
Staff expense/total operating income (%) (4)		24.3	26.1	26.4	26.7	27.8
Total operating expenses excluding goodwill amortisation/total operating income (%) (4)		59.6	59.1	57.4	58.6	55.5
Ratio of earnings to fixed charges		1.3	1.3	1.6	1.5	1.7
Capital Adequacy (at year end)
Risk weighted assets	117,712	169,321	146,808	141,049	138,383	128,484
Tier 1 capital	8,751	12,588	10,213	9,561	9,015	9,618
Tier 2 capital	4,629	6,658	6,177	6,040	5,784	6,097
Total capital (5)	12,065	17,355	14,276	13,820	12,680	12,518
Tier 1 capital/risk weighted assets (%)		7.43	6.96	6.78	6.51	7.49
Tier 2 capital/risk weighted assets (%)		3.93	4.21	4.28	4.18	4.75
Total capital/risk weighted assets (%)		10.25	9.73	9.80	9.16	9.75
Average shareholders’ equity/average total assets (%)		8.24	8.39	8.51	8.06	4.81
Adjusted for US GAAP
Net income as a percentage of year end:
Total assets		0.67	1.13	0.68	0.67	0.68
Shareholders’ equity		11.67	17.35	10.32	9.77	9.37
Dividends as a percentage of net income		64.37	35.52	116.36	92.21	95.27
Shareholders’ equity as a percentage of total assets		5.77	6.54	6.58	6.89	7.24
Ratio of earnings to fixed charges		1.2	1.4	1.4	1.4	1.5

(1)	Net interest income divided by average interest earning assets for the year.

(2)	Difference between the average interest rate earned and the average interest rate paid on funds.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity and average total assets respectively.

(4)	Total operating income represents net interest income before deducting charges for bad and doubtful debts plus non interest income.

(5)	Represents Tier 1 capital and Tier 2 capital less deductions under statutory guidelines imposed by the Reserve Bank of Australia. Refer note 31 of the financial statements for further details.

(6)	US$ translated from A$ at period end rates (see table on Page 10 for rates).

Financial Review (continued)

	Year ended 30 June
	2004	2004	2003	2002	2001	2000
	(A$ millions, except where indicated)
Consolidated Ratios and Operating Data	US$M (7)
Australian GAAP
Asset Quality Data (1)
Non accrual loans (2)	252	363	665	943	647	1,001
Total impaired assets (net of interest reserved) (3)	236	340	639	884	649	1,004
Specific provisions for impairment (4)	99	143	205	270	234	432
General provisions for impairment	968	1,393	1,325	1,356	1,399	1,358
Net impaired assets (net of interest reserved)	137	197	434	614	415	572
Total provisions for impairment/average credit risk (%) (5)		0.6	0.7	0.8	0.8	1.0
Charge for bad and doubtful debts/average credit risk (%) (5)		0.1	0.1	0.2	0.2	0.1
Gross impaired assets/credit risk(%) (6)		0.1	0.3	0.4	0.3	0.5
Net impaired assets/total shareholders’ equity (%)		0.8	2.0	2.9	2.1	3.1
General provision for impairment/risk weighted assets (%)		0.8	0.9	1.0	1.0	1.1

(1)	All impaired asset balances and ratios are net of interest reserved.

(2)	Non accrual facilities comprise any credit risk exposure where a specific provision for impairment has been raised, or is maintained on a cash basis because of significant deterioration in the financial position of the borrower, or where loss of principal or interest is anticipated.

(3)	Total impaired assets comprise non accrual loans, restructured loans, Other Real Estate Owned (OREO) assets and Other Assets Acquired Through Security Enforcement (OAATSE).

(4)	Specific provisions for impairment include provisions raised against off balance sheet credit risk.

(5)	Average credit risk is based on gross credit risk less unearned income. Averages are based on current and previous year end balances.

(6)	Gross credit risk less unearned income.

(7)	US$ translated from A$ at period end rates (see table on Page 10 for rates).

Segment Performance

     Performance summaries for the major segments of the Group (Banking, Funds Management and Insurance) for Financial Years 2002, 2003 and 2004 are detailed in Note 33 to the Financial Statements.

Risk Factors

     This section describes the principal risk factors that could affect the Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the Integrated Risk Management section of this report as detailed on pages 38 to 41. The Integrated Risk Management section provides details on how the Group manages its risks in respect of credit, market, operational, life insurance, and derivatives exposures.

     The major areas of exposure below could materially affect the Group’s business, its revenues, operating income, net income, net assets, liquidity and capital resources.

A downturn in the Australian and New Zealand economies could adversely impact our results

     As a financial group whose core businesses are banking, insurance and funds management, the performance of the Group is dependent on the state of the Australian economy, customer confidence and prevailing market rates. The results of the Group in recent years have benefited from historically high rates of growth of the Australian economy, low unemployment and historically low rates of inflation. We can give no assurances as to the likely future states of the Australian and New Zealand economies, which can be influenced by many factors outside of our control.

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

     In June 2004, the Basel Committee on Banking Supervision (“Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. Further details on are contained in Capital Adequacy – Regulatory Changes on page 138-139 of this report.

Market risks, interest rate and currency risk could adversely impact our results

     The Group is subject to the risks typical of banking, insurance and funds management activities, such as interest rate fluctuations, exchange rate variations and capital and equity market volatility. Many of these risks are outside the control of the Group. The results of our banking and insurance operations are affected by our management of interest rate sensitivity. Activity in the securities markets generally also affects our banking, funds management and insurance business. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices or the value of real estate assets. For a description of these specific risks, see Note 39 to the Financial Statements.

Liquidity and funding risks, operational risk and life insurance risk could adversely impact our results

     The Group is subject to liquidity and funding risks, operational risk and life insurance risks. These risks are described in detail on under ‘Integrated Risk Management’ commencing on page 40.

Financial Review (continued)

We face intense competition, which could adversely impact our results

     The Group faces intense competition in all of its principal areas of operation and geographical markets, principally in Australia and New Zealand. Competition in the banking and funds management markets has, however, had the most significant effect on the Group’s results and operations. Further details on the competition faced by the Group are detailed in ‘Competition’ on pages 49-50 of this report.

Banking Analysis

Financial Performance and Business Review

     For the Financial Year 2004, net profit after tax (“statutory basis”) declined $60 million or 3% to $1,874 million, mainly due to Which new Bank initiatives costs of $698 million before tax (Financial Year 2003: $201 million) and $499 million after tax (Financial Year 2003: $142 million). Excluding this, the banking operations posted a strong result of $2,373 million for the year. This result was driven by strong growth in home loan and other personal lending, an improved credit environment and increased volumes.

     Banking operations produced a very strong result in Financial Year 2003. The net profit after income tax (“statutory basis”) increased from Financial Year 2002 by $168 million or 10% to $1,934 million.

     Excluding strategic initiatives and Employee Share Acquisition Plan (ESAP) expenses, the growth in profit after income tax was 15% or $309 million. This was achieved through strong balance growth, fee initiatives and an improvement in asset quality.

     There was some margin compression, in line with the industry, with net interest margin down 14 basis points to 2.53%.

     Other operating expenses remained relatively flat, increasing by $53 million or 1%, which includes increased volume and the expense of establishing the new premium financial services division.

Australian Retail

     During Financial Year 2004, the strong performance of the retail banking operations was driven by continued growth in the residential housing market, improved growth in other personal lending and solid deposit growth. Performance highlights for the year to June included:

•	Home lending growth of 20%, underpinned by record sales volumes in both proprietary and broker channels.

•	Strong performance in other personal lending, assisted by enhancements to the Personal Loan product and the launch of a new “Platinum” credit card in March 2004.

•	Improved arrears levels across the retail lending portfolios, notwithstanding strong volume growth.

•	Strong gains in underlying productivity levels, supported by efficiency improvements in operations processing areas and branch operations.

•	Continued growth in online channels, with the Bank’s NetBank service recognised during the year as the number one Internet Banking site in Australia (source: Australian NetGuide magazine May 2004).

     Significant progress has been made in the Which new Bank service transformation program designed to ensure a better service outcome for our customers. The major initiatives undertaken across the retail bank during the year included:

•	Changes to our home loan process, which make applying for a new loan or changing details on an existing loan much simpler and easier. Through system and process improvements, the great majority of home loan applications through retail proprietary channels are now either conditionally approved on the spot or within one business day. Around 70% of maintenance transactions (such as amending loan repayments on existing loans) can now be completed immediately in the branch or over the telephone, compared with up to 10 days previously.

•	The commencement of our “Breakaway” Service and Sales program across our 1,000-strong retail branch network, encompassing a number of changes to improve frontline customer service, including new service-focused performance measures for all frontline staff, dedicated service and sales coaching and changes to staff roles designed to ensure a greater proportion of time is spent on servicing customers. Early signs of significant improvements in service and sales outcomes are being experienced as this has been rolled out.

•	The refurbishment of 125 branches to a modern layout more conducive to effective customer service. A further 200 to 250 branches are targeted for refurbishment over the next two years.

•	A continued emphasis on reducing customer waiting times, with some branches showing up to a 50% improvement.

•	The implementation of world class processing techniques in our back-office processing areas, delivering both significant efficiency benefits and improved turnaround times for our customers.

     Performance for Financial Year 2003 was driven by a combination of strong revenue growth and expense efficiencies flowing from process simplification. The buoyant housing market and increased volumes of credit card transactions drove the strong retail revenue and balance performance for the year.

     Several key initiatives were implemented during Financial Year 2003 designed to improve customer service and efficiency outcomes. These included:

•	Development of the premium financial services distribution model. This added new expenses to the Bank, primarily funded by the benefits from other strategic initiatives. The premium distribution model is team-based and involves providing clients with access to a team of advisers, all of whom were aware of the clients’ relationships with the Bank and equipped to satisfy the customers’ financial needs utilising the full range of wealth management services. This has been specifically developed to facilitate superior client experience and resulted in over 195,000 banking clients being serviced through this model.

•	The introduction of a new telling system, improving service and efficiency levels across the branch network.

•	A new home loan system introduced for branch and mobile lenders, with automatic linkages to back-office processing areas for significant improvement in customer service and efficiency levels.

•	The acquisition of the Australian retail brokerage operations of TD Waterhouse Investor Services, a subsidiary of Toronto-Dominion Bank, Canada. This business has been integrated into CommSec which in aggregate now has over one million Equities Trading Accounts.

•	Refinement of the credit card loyalty program, Commonwealth Awards, enhancing many of its features for customers. Fee structures for all credit cards were reviewed and changes implemented effective January 2003.

Asia Pacific

     Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji, and Indonesia. ASB Bank in New Zealand represents the majority of the Asia Pacific Banking business.

     During the Financial Year 2004, ASB Bank achieved strong growth across the loan portfolio, particularly in housing credit.

Performance highlights were:

•	Lending growth at well above market rates in the retail, commercial and rural sectors continued throughout the year. Home loan market share increased to 22.2% from 20.6% in June 2003 (Source: Reserve Bank of NZ).

•	Leading customer service in the Banking sector. For the sixth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the fifth consecutive year, ASB was rated the top business bank on the same criteria.

Banking Analysis (continued)

•	A focus on technology innovation has led to the ASB website being judged the best Finance website for the second consecutive year by Net Guide Web Awards.

•	The continued focus on process efficiencies has delivered an end-to-end credit card approval process which is faster, at a lower cost, and with improved service delivery.

     The banking operations in Indonesia and Fiji continued to achieve strong balance sheet growth.

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

Premium, Business, Corporate & Institutional

     The strong domestic economy and strict credit discipline have led to continued good credit quality in Financial Year 2004. The market has been characterised by a drive to gain market share via aggressive pricing and competitive terms and conditions. Within this competitive environment we have increased market share in some segments whilst maintaining share for the others. Major achievements during the year have been:

•	Growing market share in the business lending market (source: RBA) with strong performance in the institutional and corporate segments.

•	Gained traction in the Transaction Banking segments through some major client wins. Market share in both the top 500 and commercial segments continued to increase (source: East & Partners).

•	Strong growth in Asset Finance market share (source: AELA).

•	Ranked second in Asia Pacific for project finance deals (source: Thomson).

•	Maintained number one position in capital markets in Australia (source: Bloomberg, IFR, INSTO).

•	Acted as joint advisor on the acquisition of the Loy Yang A power station. This was a landmark transaction in the energy sector and is the largest secondary market trade sale in the Australian infrastructure sector.

     As discussed below, In Financial Year 2003, the client base was segmented into Institutional, Corporate and Business Banking groups. In Financial Year 2004, the Premium Financial Services and Institutional & Business Services business units merged on 18 May 2004 to more effectively meet the many common needs of premium and business customers. This newly formed business unit, Premium Business Services is intended to enhance our ability to deepen relationships and in doing so, better identify high quality and relevant ideas for our customers.

     Other initiatives undertaken during the year to strengthen the business have been:

•	Completion of the redesign program to deliver better customer alignment and simplified processes.

•	Development of the CommSee application to further enhance customer service capabilities.

•	Continued focus on Customer Service Centres for day to day servicing to support the relationships with our clients.

     The business climate was subdued over Financial Year 2003 and as a result, market competition intensified.

     In light of the business environment the focus for the year was on the continued delivery of innovative solutions and transforming the business for future growth.

     During the Financial Year 2003, a new client-servicing model, based on client need was implemented. This involved segmentation of the client base into Institutional, Corporate and Business Banking groups, with distinct regional segments within business banking established to meet the needs of clients based outside the metropolitan areas. In conjunction with the new segmentation, simplified technology platforms and streamlined credit processes for all client segments were rolled out. These measures were designed to enable a more responsive service to clients, improved productivity and increase the focus on generating new business, while preserving the overall risk profile of the Bank.

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

Banking Analysis (continued)

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Key Performance Indicators	$M	$M	$M
Net interest income	5,410	5,026	4,710
Other operating income	2,846	2,627	2,552

Total Operating Income	8,256	7,653	7,262
Initiatives including Which new Bank (1)	698	201	—
Other operating expenses	4,191	3,982	3,929

Total Operating Expenses	4,889	4,183	3,929
Charge for bad and doubtful debts	276	305	449

Net Profit before Income Tax	3,091	3,165	2,884
Income tax expense	914	931	816
Outside equity interests	1	—	1

Net Profit after Income Tax (“cash basis”)	2,176	2,234	2,067
Goodwill amortisation	(302)	(300)	(301)

Net Profit after Income Tax (“statutory basis”)	1,874	1,934	1,766

Productivity and other measures
Expense to income (%)	59.2	54.7	54.1
Effective corporate tax rate (%)	29.6	29.4	28.3
Balance Sheet
Lending assets ($m)	205,945	175,074	161,216
Average interest earning assets ($m)	214,187	188,270	170,634
Average interest bearing liabilities ($m)	197,532	174,737	157,105
Asset Quality
Risk weighted assets ($m)	169,321	146,808	141,049
Net impaired assets ($m)	197	434	614
General provision/Risk weighted assets (%)	0.82	0.90	0.96
Total provisions/Gross impaired assets (net of interest reserved) (%)	451.8	239.4	183.9
Bad debt expense/Risk weighted assets (%)	0.16	0.21	0.32

(1)	June 2004 results reflect the Which new Bank program, while prior year results include strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

Net Interest Income

     Net interest income increased by 8% to $5,410 million for the Financial Year 2004. This increase was achieved through an increase of 14% in average interest earning assets to $214 billion, offset by a 14 basis point reduction in the net interest margin to 2.53%.

     Net Interest Income for the Financial Year 2003 increased by 7% or $316 million from $4,710 million in Financial Year 2002 to $5,026 million in Financial Year 2003.

     The increase in net interest income was due to a 10% or $18 billion increase in average interest earning assets between 30 June 2002 and 30 June 2003. This was partially offset by a reduction in the average net interest margin of 9 basis points from 2.76% for Financial Year 2002 to 2.67% for Financial Year 2003.

Volume

     The increase in average interest earning assets for the Financial Year 2004 represents an increase of $21 billion in lending assets and $5 billion in non-lending interest earning assets. The increase in average interest earning assets contributed $673 million to growth in net interest income.

     The largest contributor to the increase in average interest earning assets continued to be the strong residential lending market in Australia and New Zealand, with average loan balances increasing by 20% since 30 June 2003 to $111.4 billion (net of securitisation) at 30 June 2004, accounting for over 85% of the total increase in average lending assets.

     The growth in average interest earning assets in Financial Year 2003 reflects an increase of $13 billion in lending assets and $2 billion in investment and trading securities as at 30 June 2003. The continued strong housing market in Australia and New Zealand during Financial Year 2003 has primarily driven the lending asset growth, while the opportunity to obtain overseas funding has driven the growth in investment and trading securities as the funding acquired more than exceeded lending asset growth. The growth in average lending assets contributed an additional $479 million volume benefit in net interest income.

Margin

     The reduction of 14 basis points in the average Net Interest Margin (NIM) from 2.67% for the year to 30 June

Banking Analysis (continued)

2003 to 2.53% reduced net interest income by $289 million. Factors impacting the margin reduction include:

•	Non lending interest earning assets: Non lending interest earning assets increased by $4.7 billion during the year largely as a result of increased liquidity requirements due to balance sheet growth and increased market making activities in Global Markets. This reduced the NIM by six basis points.

•	Funding Mix: The strong growth in home loans outpaced growth in retail deposits, resulting in a higher reliance on wholesale funding. The impact was to reduce NIM by four basis points.

•	Asset Mix: The continued strong growth in home loan balances compared with other lending reduced margins by three basis points.

•	Competition: Represents the net impact of pricing changes on asset and liability products. Spreads on housing loans have tightened, offset by improved spreads on deposit products. The net impact of competition is a one basis point reduction in the NIM.

     The reduction in the average net interest margin from 2.76% for Financial Year 2002 to 2.67% for Financial Year 2003 had a negative effect on interest income of $163 million in Financial Year 2003. The decline in margin can be attributed as follows:

•	A benefit of two basis points from the movement in Australian official rates in June 2002, which was fully reflected in the Financial Year 2003 and New Zealand cash rate increases. This was offset by:

•	The global environment of low overseas interest rates, combined with favourable Australian dollar exchange rates created opportunities for acquiring overseas funding through debt issues. The funding acquired more than exceeded the lending asset growth. The excess funding was deposited in high quality liquid assets, reducing the Bank’s net interest margin by eight basis points.

•	Further penetration of the home lending broker market and strong competition across all lending products reduced the bank margin by one basis point.

•	The higher mix of home lending assets and trading and investment securities, lower yielding products, as a percentage of the total portfolio reduced the margin by one basis point.

•	Institutional and business deposits combined with the growth in debt issues has increased the proportion of funding from wholesale funding sources compared with retail funding, thus reducing the margin by one basis point.

Other Banking Operating Income

     In the Financial Year 2004, other banking operating income increased by 8% to $2,846 million for the year compared with $2,627 million for the previous year. This includes non-interest income earned on transaction accounts for the Bank’s personal, business and corporate customers.

     Factors impacting other banking operating income were:

•	Fees and commissions increased by 8% to $1,503 million driven by increased volumes. CommSec experienced record trading levels during the year resulting in an increase in commissions of 72%. The acquisition and integration of TD Waterhouse effective 1 May 2003 also contributed to this increase. Spending on credit cards by customers increased by 17% during the year though this was partially offset by the impact of RBA interchange regulations. Included in fees and commissions are personal transaction fees, which are less than 5% of the Bank’s total income.

•	Lending fees increased by 11% to $724 million. Growth in retail lending fees was the result of the increased activity in home lending, margin lending and overdraft line fees, which was partly offset by increased mortgage broker volumes and valuation fees. Institutional and Business fees increased, reflecting an improvement in market conditions.

•	Trading income was in line with last year at $499 million.

•	Other banking income increased by $41 million to $120 million. The current year includes the profit on sale of the Fleet Lease business of $43 million and Bank of Queensland shares of $28 million partially offset by equity accounted losses of an associate entity principally related to a change in its accounting policy ($32 million).

     In Financial Year 2003, other banking operating income increased by $75 million or 3% on the prior year, increasing from $2,552 million for 2002 to $2,627 million for 2003. Included within other banking operating income is non-interest income earned on transaction accounts for the Bank’s personal, business and corporate customers.

     The income for General Insurance (previously reported in Other Banking Income) has been reallocated to the Insurance segment and Financial Year 2003 numbers and ratios have been restated. This reduced other banking operating income by $47 million for the year ended 30 June 2003 and $59 million for the year ended 30 June 2004, with a similar increase in the Insurance total operating income. Financial Year 2002 numbers have not been restated. General Insurance income for the Financial Year 2002 was $53 million.

     The income from the Bank’s financial planners was reallocated to Funds Management, reducing other banking operating income by $24 million for the year ended 30 June 2003 and $15 million for the year ended 30 June 2004. Financial Year 2002 numbers have not been restated. Any impact is not likely to be material.

Other Operating Expenses

     Other operating expenses increased by 5% to $4,191 million for the Financial Year 2004. The increase was due to:

•	Salary increases of 4% awarded under the Enterprise Bargaining Agreement (EBA).

•	The full year effect of establishing the Premium Financial Services business which supported the strong growth in other banking operating income.

•	Increases in volume related expenses including credit card loyalty.

•	Operational (non-lending) losses incurred in retail banking and institutional banking.

     These increases were partly offset by initial Which new Bank savings.

     Expenses from comparable businesses had increased by 1% or $53 million, from $3,929 million during Financial Year 2002 to $3,982 million for Financial Year 2003. Expenses in Financial Year 2003 reflected:

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

     The Banking expense to income ratio for Financial Year 2004 was 59.2% compared to 54.7% in Financial Year 2003. This was largely due to Which new Bank expenses. Excluding the effects of these expenses, efficiency continued to improve from 52.0% for the Financial Year 2003 to 50.8% for the Financial Year 2004, a productivity improvement of 2.3%.

Banking Analysis (continued)

     The expense to income ratio for Financial Year 2003 of 54.7% was slightly worse than Financial Year 2002’s ratio of 54.1%. This is largely due to the initiative expenses of $201 million in Financial Year 2003.

     It is expected that productivity gains will accelerate over the remaining two years of the Which new Bank program as further cost initiatives are implemented, and the full year benefits realised.

Which new Bank Program

     The key strategic activities carried out in the current year included service process improvements and branch refurbishments in Retail Banking Services, as well as the continued implementation of the IBS redesign program and process improvements.

     We estimate that net benefits realised within the Banking operations during the year ended 30 June 2004 totalled $214 million pre tax. These benefits are split between estimated ongoing cost savings of $124 million and estimated revenue benefits of $90 million, and were realised across the following areas:

•	Redesign of business and corporate banking and associated supporting functions.

•	Several initiatives in the retail banking and premium financial segments.

•	General procurement and IT&T savings.

Bad and Doubtful Debts

     The total charge for bad and doubtful debts of $276 million in the Financial Year 2004 was low compared with the prior two years ($305 million for the year ended 30 June 2003 and $449 million for the year ended 30 June 2002).

     The low interest rates continued to contribute to a good credit environment, with personal and corporate arrears and default levels at low levels.

     The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets net of interest reserved of 451.8% (30 June 2003: 239.4%; 30 June 2002: 183.9%) and a general provision as a percentage of risk weighted assets of 0.82% at 30 June 2004, compared with 0.90% at 30 June 2003 and 0.96% at 30 June 2002.

Taxation Expense

     The corporate tax charge of $914 million in Financial Year 2004 is in line with the Financial Year 2003 and reflects the effect of the incremental Which new Bank program expenses. The effective tax rate increased by 20 basis points to 29.6%.

     The corporate tax charge was $931 million for Financial Year 2003, an increase of 14% or $115 million on Financial Year 2002. The primary cause of the increased tax charge has been increased profits. The increase in effective rate of taxation from 28.3% in Financial Year 2002 to 29.4% in Financial Year 2003 reflects the utilisation of capital losses in the prior year, which did not recur in Financial Year 2003.

Banking Analysis (continued)

Assets & Liabilities

Retail

Lending Assets

     Australian retail banking lending assets increased by 19% to $118 billion. Lending assets comprise Australian Home Lending and Personal Lending.

Home Lending

     Home loan balances net of securitisation increased by 20% since 30 June 2003 to $105 billion. The increase in home loans was the major factor contributing to the increase in total lending assets during the year. This reflects continued strong demand in both owner occupied and investment loans. Market share as at 31 May 2004 was an estimated 19.3%, compared with an estimated 19.5% as at March 2003 as reported at June 2003 (source: APRA/ABS). The Bank’s market share as at June 2003 was an estimated 19.3% (source: APRA/ABS).

     Despite a decrease in markets share from 19.5% in Financial Year 2003 to 19.3% in Financial Year 2004, the Bank maintained its position as Australia’s leading home loan provider and has increased its share of broker originated loans which now account for 16% of the total Australian book compared with 11% at June 2003, while 26% of new home loans funded were originated by third party brokers.

Personal Lending

     Personal lending includes Personal Loans, Credit Cards and Margin Loans. Balances increased by 10% over the year to $13.2 billion reflecting growth in Credit Card balances and margin lending.

Retail Deposits

     Retail deposits showed good growth, with total balances increasing by over $3 billion to $72.4 billion. Competition has intensified within the market as the improved investment market performance has started to attract customers back to equity based products. The sale of Commonwealth Custodial Services Limited during the year negatively impacted the Bank’s deposit market share by an estimated 24 basis points.

	30/06/04	30/06/03
Major Balance Sheet Items (gross of impairment)	$M	$M
Lending assets - Home Lending	104,883	87,592
Lending assets - Personal Lending	13,160	11,989
Deposits	72,360	68,702

Market Share	30/06/04		30/06/03(1)
Home Loans(3)	19.3	%(2)	19.5%
Retail deposits(4)	23.6%		24.2%
Credit cards(4)	22.7	%(2)	22.8%

(1)	As reported in the Dec-2003 Profit Announcement

(2)	As at May 2004

(3)	Source: APRA / ABS

(4)	Source: Reserve Bank of Australia

Asia Pacific

Lending Assets

     The New Zealand lending volumes were very strong during the Financial Year 2004 across all sectors, particularly in housing and business lending. Credit demand was strong and housing activity remained buoyant.

     ASB Bank achieved Personal lending growth of 27%, Rural lending growth of 22% and Business/Commercial lending growth of 23% in Financial Year 2004. Total operations loans and advances growth was 26.5%. This compared with the annual market growth of 11.7% as measured by Private Sector Credit (Residents only) for Financial Year 2004.

     ASB Bank’s share of the home lending market continued to grow, with market share increasing to an estimated 22.2% from an estimated 20.6% (source: Reserve Bank of New Zealand). Focused marketing activity and ASB Bank’s award winning service and sales performance underpinned this result.

Deposits

     Retail funding within ASB Bank increased 15% to $14.2 billion.

Banking Analysis (continued)

	30/06/04	30/06/03
Major Balance Sheet Items (gross of impairment)	$M	$M
Lending assets - Home Lending	16,967	12,611
Lending assets - Other	10,018	7,269
Trading & investment securities	2,459	2,953
Debt issues	5,500	2,281
Deposits	19,176	17,168

Market Share	30/06/04	30/06/03(1)
NZ Lending for housing (2)	22.2%	20.6%
NZ Retail Deposits(2)	17.5%	16.4%

(1)	As reported in the December 2003 Profit Announcement

(2)	Source: Reserve Bank of NZ

Institutional and Business and Group Treasury

Lending Assets

     Institutional and Business Lending assets have increased $5.8 billion or 11% over the Financial Year 2004 to $60.9 billion. This growth reflected good transaction activity in Institutional Banking, a stronger performance in Corporate Banking and steady growth in Business Banking. Market share as at May 2004 has increased to an estimated 14.2% compared with 30 June 2003 of an estimated 14.0% (source: APRA).

Trading and Investment Securities

     Trading and investment securities increased by $5.4 billion to $23.9 billion at 30 June 2004. This increase is primarily due to increased liquidity requirements arising from liability growth.

Debt Issues

     Debt issues were $38.5 billion at 30 June 2004, an increase of $10 billion. The increase reflects offshore funding raised on favourable terms to fund the growth in the Bank’s assets.

Deposits

     Deposits were $71.6 billion, an increase of $16.5 billion. This primarily reflects an increase in business deposit market share as well as increased use of wholesale funding to fund the growth in the Bank’s assets.

	30/06/04	30/06/03
Major Balance Sheet Items (gross of impairment)	$M	$M
Lending assets	60,918	55,060
Trading & investment securities	23,884	18,518
Debt issues	38,542	28,347
Deposits	71,641	55,104

Market Share	30/06/04		30/06/03(1)
Transaction Services (Commercial)(3)	24.4	%(2)	22.7%
Transaction Services (Corporate)(4)	20.9	%(2)	18.1%
Business Lending(5)	14.2	%(2)	14.0%
Asset Finance(6)	16.0%		15.1%

(1)	As reported in the Dec-2003 Profit Announcement

(2)	as at May 2004

(3)	Source: East & Partners. Survey respondents included companies with $20 million to $340 million turnover.

(4)	Source: East & Partners. Survey respondents are companies with turnover greater than $340 million

(5)	Source: APRA / RBA

(6)	Source: AELA (Aust Equip Lessors Assoc)

Banking Analysis (continued)

Total Banking

	30/06/04	30/06/03
Major Balance Sheet Items (gross of impairment) - by Product	$M	$M
Gross housing	129,455	106,683
Securitisation	(7,605)	(6,480)

Housing (net of securitisation)	121,850	100,203
Personal	13,208	12,369
Institutional and Business	55,869	49,305
Bank acceptances	15,019	13,197

Total Lending Assets	205,946	175,074

Trading & Investment Securities	26,343	21,471
Deposits and Other Public Borrowings	163,177	140,974
Debt Issues	44,042	30,629

Australian Home Loan Balances by Product Type at 30 June 2004
Investment 35%
Line of Credit 8%
Owner Occupied 57%

Lending Assets
$ millions
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
175,074
13,197
49,305
12,369
100,203
205,946
15,019
55,869
13,208
121,850
Jun-03
Jun-04
Housing
Personal
Institutional and Business
Bank Acceptances

Australian Home Loan balances by Loan Type at 30 June 2004
Fixed Rate 21%
Variable Rate 62%
Honeymoon (1) 17%

Origination of Home Loans funded for the year (Australia only)
Third Party Broker 26%
Proprietary 74%

(1)

(1) Honeymoon refers to loans with special rates at the beginning of the term of the loan.

Banking Analysis (continued)

	30/06/04	30/06/03	30/06/02
Provisions for Impairment	$M	$M	$M
General provisions	1,393	1,325	1,356
Specific provisions	143	205	270

Total Provisions	1,536	1,530	1,626

Total provisions for impairment as a % of gross impaired assets net of interest reserved	451.8	239.4	183.9
Specific provisions for impairment as a % of gross impaired assets net of interest reserved	42.1	32.1	30.54
General provisions as a % of risk weighted assets	0.82	0.90	0.96
Bad debt expense as a % of risk weighted assets	0.16	0.21	0.32

     Total provisions for impairment for the Bank at 30 June 2004 were $1,536 million. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

     Specific provisions for impairment have decreased by 30% to $143 million at 30 June 2004, primarily as a result of significant reductions in the level of impaired assets (Gross Impaired Assets net of interest reserved have reduced by $299 million from June 2003, a reduction of 47%).

     The general provision for impairment has increased to $1,393 million at 30 June 2004, an increase of 5% since June 2003. The general provision as a percentage of Risk Weighted Assets reduced to 0.82% from 0.90% in the year. This level is generally consistent with that of other major Australian banks. The general provision as a percentage of risk weighted assets has declined over the last three years reflecting:

• Major growth in credit has been in home loans which have a lower credit risk than other portfolios;

• Continuing strong asset quality in the business book; and

• The reduction in gross impaired assets to the lowest level in the past decade.

     Total provisions for impairment for the Bank at 30 June 2003 were $1,530 million, down 5.9% from 30 June 2002. This level of provisioning was considered adequate by the Bank to cover any bad debt write offs from the lending portfolio having regard to the outlook at 30 June 2003.

     Specific provisions for impairment decreased 24.1% from $270 million at 30 June 2002 to $205 million at 30 June 2003, primarily as a result of lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

     The general provisions for impairment were reduced to $1,325 million at 30 June 2003 from $1,356 million at 30 June 2002, a decrease of 2.3%. The general provision as a percentage of Risk Weighted Assets reduced to 0.90% from 0.96%. This level was consistent with that of other major Australian banks. As with Financial Year 2004, the decline in the general provision as a percentage of risk weighted assets reflected the fact that the major growth in credit has been in home loans which generally have lower credit risk than other portfolios. Gross impaired assets less interest reserved decreased 27.7% from $884 million to $639 million over the Financial Year 2003. As with Financial Year 2004, this was primarily due to lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

Funds Management Analysis

Financial Performance and Business Review

Performance Highlights

     Net profit after tax (“statutory basis”) increased during the Financial Year 2004 to $156 million from a loss of $93 million in the previous year. This was largely due to the appraisal value reduction which decreased by $196 million to $95 million in Financial Year 2004. Excluding the effect of appraisal value reduction, net profit after tax increased by $53 million. This result was achieved on increased revenues of 4% while in a competitive environment the business focused on tight cost control which resulted in a 4% reduction in non-volume related expenses. Appraisal values are discussed on page 34.

     Funds under administration (FUA) ended the Financial Year 2004 at $110 billion, which is up 11% on Financial Year 2003 levels, assisted by stronger domestic and international investment markets together with good inflows to the FirstChoice product in Australia and wholesale mandates in the United Kingdom.

     Net profit after tax (“statutory basis”) for the Financial Year 2003 decreased from $731 million in Financial Year 2002 to a loss of $93 million. The main reasons were:

•	Appraisal value was a reduction of $291 million in Financial Year 2003 compared to an uplift of $381 million in Financial Year 2002.

•	Expenses from new initiatives in Financial Year 2003 of $38 million.

•	Effect of depressed equity markets for most of the Financial Year 2003 on funds under management, lower fund flows and the impact of increased compliance and regulatory expenses.

Business Review — 2004

     During the Financial Year 2004 there was a recovery of investment markets and an associated improvement in investor confidence. These conditions resulted in a recovery in flows into the retail funds sector after two years of relatively poor market returns.

     The emerging preference of retail investors for platform products resulted in the more traditional retail products being in net outflow for the year. In the platform sector, the Bank was well positioned with the FirstChoice product increasing its FUA to over $7 billion. This resulted in the FirstChoice product being the industry leader in platform net flows during the year (Source: Plan for Life: March 2004).

     International net flows were very strong, particularly in the United Kingdom, with FUA increasing by 32.5% over the year.

     During the Financial Year 2004, volume related costs increased in line with increase in revenue. Non-volume related expenses decreased $26 million due to focus on costs during the Financial Year 2004. This was achieved despite the business continuing to incur significant additional costs in respect of regulatory and compliance matters.

Which new Bank Program

     The Funds Management business is a key contributor to the Group’s Which new Bank transformation program. The majority of the Funds Management initiatives undertaken during the Financial Year 2004 centred on developing the platform offerings and investing in our adviser network.

     There was also a continuation of the system simplification program within the legacy product business which has and is expected to result in significant cost savings. These initiatives are expected to substantially improve our capacity to serve our customers and position the business to meet the changing preferences of investors. Key highlights of the initiatives during the year were:

•	A continuation of the product migration strategy away from older style closed products. The number of product systems supporting legacy products has been reduced from 17 to 11, and is targeted to reach five by December 2005.

•	Launch of the improved FirstChoice mastertrust platform, with additional services and reporting for financial planners.

•	A restructure of back office services to reduce costs and provide simpler processes.

•	A strategic review of our UK operations which resulted in a more targeted product range and a reduction in the cost base of this business.

Business Review — 2003

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

     Against this background increased emphasis was placed on customer retention and improving product and distribution offerings. The key initiatives included:

•	First Choice product, which was launched in May 2002, performed strongly, achieving $3.2 billion in funds by 30 June 2003. The business retained more than 60% of these funds to manage internally.

•	In September 2002, the respective unit holders approved the merger of Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Funds (CPA) and Gandel Retail Trust (GAN). The merger resulted in CPA and GAN creating two leading sector specific listed property trusts and the addition of $2.2 billion in FUM. These businesses have now been integrated and further strengthen the Bank’s position as a leading property fund manager.

•	The establishment of a strategic alliance with 452 Capital, giving exposure to the growing boutique segment of the funds management industry.

•	Extension of the First Choice product offering into the business superannuation market with the launch of “First Choice Employer Super”.

•	Rationalising our position in the UK market with the sale of the Stewart Ivory Private Client business giving a clearer focus on our core funds management business in the UK.

•	The investment team in the UK continued to deliver solid investment results against benchmark, and fund flows in the second half of the year increased substantially.

     The key strategic initiatives implemented during the Financial Year 2003 were focused on process and system simplification and eliminating duplication. The key initiatives included:

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

Funds Management Analysis (continued)

•	The continued migration of closed products into First State products and onto the First State platform.

•	The sale of the Bank’s custody business to National Australia Bank.

Investment Performance

     The absolute returns of most of the funds were strong during Financial Year 2004 reflecting the recovery of investment markets. On a relative basis 70% of funds out-performed their benchmark during the year. The flagship Australian Equity and Global Equity funds, however, were below benchmark on a one year comparative performance which negatively impacted fund flows.

Operating Income

     Operating income increased by 4% to $1,172 million for the Financial Year 2004. This was achieved despite the negative impact from the appreciation of the Australian Dollar and the reduction of income following the sale of the Group’s custody business.

     The revenue increase was supported by an 11% increase in FUA balances from $99 billion in 2003 to $110 billion. Average funds under administration for the year were $105.5 billion, which is 6% higher than in the prior year. FUA margins were very resilient to difficult market conditions, with the income to average FUA ratio decreasing by three basis points to 1.11% over the year.

     Operating income for the Financial Year 2003 was $1,128 million, an $85 million or 7% decrease on Financial Year 2002. Despite unfavourable market conditions and significant changes in the product mix, the operating income to average funds under management ratio was stable at 1.14%.

     The key driver of the reduction in operating income during the Financial Year 2003 was the decline in funds under administration, which was adversely affected by the decline in equity markets.

Shareholder Investment Returns

     Shareholder investment returns attributable to the Funds Management business of $26 million in Financial Year 2004 were double the prior year figure of $13 million reflecting the strong investment markets during the year. Shareholder investment returns of $13 million for Financial Year 2003 were consistent with Financial Year 2002.

Operating Expenses

Operating expenses consist of two components:

•	Ongoing operating costs; and

•	Volume related costs which vary in relation to the level of business and revenue.

     Operating costs were $26 million lower in Financial Year 2004 than in the prior year, reducing from $666 million to $640 million. The reduction was due to:

•	The exit from non-core products in the UK business;

•	Rationalisation of back office processes;

•	Rationalisation of legacy systems; and

•	Favourable exchange rate movements.

     Volume related expenses were $8 million higher than in the prior year, an increase of 5% which was in line with revenue growth.

     Operating expenses for the Financial Year 2003 were $862 million, a $101 million or 13% increase on Financial Year 2002. This reflects:

•	An increase in expenses associated with ASB’s funds management business whose share of retail managed fund inflows remained consistently in the top three of all fund managers in New Zealand.

•	Increased expenses in Australia, incurred in complying with new regulatory changes, increased compliance expenses on legacy business and staff expense increases. This was partly offset by lower commissions as a result of lower volumes of inflows.

•	Expenses relating to strategic initiatives, including the one-off cost relating to sale of the custody business of $38 million.

Productivity Efficiency

     Operating expenses as a percentage of average funds under administration of 0.80% were down seven basis points compared with Financial Year 2003, a productivity improvement of 8%.

Which new Bank Program

     Costs of $37 million relating to Which new Bank initiatives include the expenses of continued rationalisation of systems, development of FirstChoice mastertrust platform, with a new version launched in May 2004 and redundancies resulting from the strategic review of the UK operations. The prior year also includes the one-off cost relating to the sale of the custody business.

Taxation

     The corporate tax charge for the Financial Year 2004 was $79 million, an effective tax rate of 22% compared with 20% last year. The low effective tax rate in this business is largely due to transitional tax relief on investment style funds management products within life insurance legal entities. The benefits derived from this relief are being phased out over a five year period ending in 2005.

     The corporate taxation charge for the Financial Year 2003 is $57 million a reduction of 41% on the prior year. This reduction is in line with the reduction in profits with the effective tax rate stable at 20%.

Funds Management Analysis (continued)

Profit Summary

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Key Performance Indicators	$M	$M	$M
Funds Management
Operating income - external	1,158	1,115	1,200
Operating income - internal	14	13	13

Total Operating Income	1,172	1,128	1,213
Shareholder investment returns	26	13	12
Policyholder tax expense/(benefits)	149	(62)	(65)

Funds Management Income	1,347	1,079	1,160
Volume based expenses	166	158	146
Other operating expenses	640	666	615

Operating expenses	806	824	761
Initiatives including Which new Bank (1)	37	38	—

Total Operating Expenses	843	862	761

Net Profit before Income Tax	504	217	399

Policyholder tax expense/(benefits)	149	(62)	(65)
Corporate tax expense	79	57	96
Outside equity interests	8	6	—

Net Profit after Income Tax (“cash basis”)	268	216	368
Goodwill amortisation	(17)	(18)	(18)
Appraisal value (reduction)/uplift	(95)	(291)	381

Net Profit after Income Tax (“statutory basis”)	156	(93)	731

(1)	June 2004 results reflect the Which new Bank program, while prior year results include strategic initiatives undertaken including the one off cost relating to the sale of the custody business.

Funds Under Administration
Funds under administration - average	105,458	99,280
Net flows	846	(686)
Productivity and Other Measures
Operating income to average funds under administration (%)	1.11	1.14
Expenses to average funds under administration - actual (%)	0.80	0.87
Effective corporate tax rate (%)	22.3	20.4	21

Funds Management Analysis (continued)

Funds under Administration

Definition

     Funds under administration include all funds sourced by platforms such as FirstChoice and Avanteos, including the assets which are externally managed. This represents a change from the funds under management disclosed in previous years.

     The change has been made as platform sales represent the largest growth area in the retail funds industry and to exclude these funds would present an incomplete view of the business performance.

     The Group monitors the leading market share position under both definitions. Comparative numbers have been restated.

     Funds under administration for FirstChoice and Avanteos have been represented together for the first time. Comparative numbers including inflows, outflows and investment income have been restated.

Highlights

     Funds under administration increased by 11% to $110 billion at 30 June 2004. The primary drivers of FUA growth were the strong investment markets which added $10 billion; the positive net flows in the FirstChoice product, and the international business.

     Offsetting this was the net outflow of the other retail products due to:

•	Run-off of legacy products;

•	Reduced support for the Australian equity funds; and

•	Industry trend towards platform products.

     Average funds under administration of $105.5 billion for the year ended 30 June 2004 was 6% higher than the prior year.

     Funds under administration were $99 billion at 30 June 2003, a decline of $7.2 billion or 7% from 30 June 2002. This result is comprised of net outflows of $0.7 billion, investment return losses of $2.5 billion, net disposals of $2.8 billion and foreign exchange movements of $1.2 billion. The majority of these movements occurred in the first half of the year.

FirstChoice and Avanteos

     FirstChoice achieved $7 billion funds under administration during the Financial Year 2004, an increase of 119% over the prior year. This follows the pattern of Financial Year 2003 when First Choice grew by $3 billion. Net flows of $3 billion during the year placed the product at the top of the industry in Australia for platform flows (source: Plan for Life March 04). The relaunch of FirstChoice in May 2004 resulted in record net flows into the product in June. The product was first launched in May 2002.

     A provider of wholesale wrap products, the Avanteos business, which was acquired during 2003, experienced strong inflows during the year with FUA approaching $2 billion at the end of the Financial Year 2004.

Other Retail (including Legacy Products)

     Other Retail has two major components, being the closed legacy products and the traditional CFS retail products.

     Other CFS retail funds under administration have continued to struggle to attract and retain customers as investors move away from traditional single entity managers to flexible mastertrust and wrap platforms, like FirstChoice.

     The net outflow position of the legacy products results from the business decision to close most of these products to new clients. There remains a substantial inforce business in the legacy products and retention measures to minimise outflows from these products have been implemented.

     Other retail funds remained steady reflecting investment returns for the year of positive $3.9 billion, offset by net outflows of $3.9 billion.

     Other retail funds under management were $38 billion as at 30 June 2003, a decrease of 10% over 30 June 2002.

     The net flows from other retail products were impacted by some substitution of sales from these products into First Choice, the combined impact of which was a funds inflow of $1 billion.

     The other primary cause of the outflows has been customer sentiment regarding investment markets, and a slowing of inflows and increased redemptions on equity based products. Consistent with this change in sentiment the business has also seen a shift from international and Australian equity products to more defensive investments such as property and fixed interest.

Wholesale

     Wholesale funds under administration have risen 6% to $27 billion during the Financial Year 2004. Investment returns were $2.7 billion for the year partly offset by $1.1 billion in net outflows. The net outflows on the wholesale business was largely attributable to Australian equity funds. Other asset classes showed good inflows.

     Wholesale funds under management were $25 billion as at 30 June 2003, a decrease of $4 billion from 30 June 2002. The reduction of $4 billion includes $0.5 billion of investment losses as a result of market volatility and $3.2 billion in net outflows. The net out flows occurred primarily in the Australian business as a result of lost equity mandates following the departure of personnel in the first half of Financial Year 2003. Consistent with the trend in retail products, there was also a slowing of inflows and increased redemptions of equity products generally, which was exacerbated by some downgrades in researcher ratings of the Colonial First State Australian equity funds.

Property

     Property funds under administration comprise both listed and unlisted (wholesale) funds. Total property funds under administration grew by $0.8 billion or 7% in Financial Year 2004, benefiting from both asset revaluations and acquisitions of new properties.

Internationally Sourced

     International funds net inflows were $2.4 billion for the Financial Year 2004 due to some large mandate wins into the Global Emerging Markets product. Combined with good investment returns, this resulted in a 32.5% increase in international FUA over the year.

     Net outflows in international funds were $5 billion in Financial Year 2003. Included within this was an outflow of $3.5 billion following the previous sale of the UK life business to Winterthur and $1.5 billion in relation to the sale by First State UK of its private client business.

Funds Management Analysis (continued)

	Year Ended 30 June 2004
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	30/06/03	Inflows	Outflows	Income	Disposals	Movements (1)	30/06/04
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M
FirstChoice & Avanteos	4,192	5,431	(1,370)	757	—	—	9,010
Cash Management	4,963	3,178	(3,930)	203	—	—	4,414
Other Retail	37,749	4,893	(8,820)	3,916	—	—	37,738
Wholesale	25,485	12,322	(13,453)	2,666	—	—	27,020
Property	11,790	2,023	(2,079)	890	—	—	12,624

Domestically Sourced	84,179	27,847	(29,652)	8,432	—	—	90,806

Internationally Sourced	14,387	7,769	(5,118)	1,592	(255)	702	19,077

Total - Funds Under Administration	98,566	35,616	(34,770)	10,024	(255)	702	109,883

	Year Ended 30 June 2003
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	30/06/02	Inflows	Outflows	Income	Disposals	Movements(1)	30/06/03
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M
FirstChoice & Avanteos	568	4,221	(614)	17	—	—	4,192
Cash Management	5,634	1,121	(1,970)	178	—	—	4,963
Other Retail	41,953	11,356	(13,867)	(1,693)	—	—	37,749
Wholesale	29,240	10,126	(13,329)	(552)	—	—	25,485
Property	8,895	963	(183)	(43)	2,158	—	11,790

Domestically Sourced	86,290	27,787	(29,963)	(2,093)	2,158	—	84,179

Internationally Sourced	19,522	4,603	(3,113)	(424)	(5,000)	(1,201)	14,387

Total - Funds Under Administration	105,812	32,390	(33,076)	(2,517)	(2,842)	(1,201)	98,566

(1)	Includes foreign exchange gains and losses from translation of internationally sourced business.

Market Share	30/06/04		30/06/03
Australian Retail – administrator view(2)	14.4%	(1)	14.5%
New Zealand(3)	14.4%	(1)	14.5%
Australian Property(4)	5.5%		n/a

(1)	as at March 2004

(2)	Source: Plan for Life. The administrator view considers market share from the perspective of the company, which administers the product, and also includes badged products distributed by separate entities.

(3)	Source: Fund Source Research

(4)	Source: UBS Warburg

Insurance Analysis

Financial Performance and Business Review

Performance Highlights

     Net profit after tax (“statutory basis”) increased $371 million to $542 million in Financial Year 2004. This was partly due to the increase in appraisal value uplift from $46 million in Financial Year 2003 to $296 million in Financial Year 2004. Excluding the effect of appraisal value uplifts, profit after tax for the Insurance business for the year was up 98% over the prior year. This result was achieved with a 13% increase in operating income due to improved underwriting and favourable claims experience. Non volume related expenses were maintained at last year’s levels driven by improved efficiency.

     The Insurance net profit after income tax increased by $13 million in Financial Year 2003 over Financial Year 2002 to $171 million. This includes two offsetting impacts – the non-inclusion of general insurance income of $53 million in Financial Year 2002 and the decrease in appraisal value uplift by $50 million from $96 million in Financial Year 2002 to $46 million in Financial Year 2003. The improvement in underlying performance reflected a turnaround in the Asian business and strong profit growth in New Zealand, partly offset by a write down of an asset in the Australian Business.

Business and Financial Review

Australia

     The profit growth in Financial Year 2004 in the Australian business was achieved from strong underwriting performance in both the general and life risk insurance categories. This was driven largely by robust claims management, favourable claims experience and improved profitability in the annuities market.

     Non volume related management expenses were maintained at last year’s levels at the same time as providing enhanced customer service levels. This was achieved through significant business process re-engineering delivering enhanced productivity and efficiency in the business.

Key drivers of the current year’s result were:

•	Premium growth with Life Risk Premiums up 8%.

•	Strong investment returns.

•	Improved margins in the annuity market as a result of a return to more rational competitive pricing behaviour.

•	Robust claims management activity driving enhanced claims expense outcomes despite some large weather related claims in the general insurance segment early in the year.

     The group maintained its number one market share of risk premiums with an estimated 14.8% share of the market (Source: Plan for Life).

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

New Zealand

     The life insurance operations in New Zealand operate predominantly under the Sovereign brand.

     The market for risk products was subdued during Financial Year 2004. However, Sovereign increased market share in new business from 27% to 28% and maintained its market leadership position with 28.2% of the inforce premium market (source: ISI Statistics). The business continued to expand sales through aligned channels such as ASB Bank while maintaining the levels of support from traditional independent financial advisers.

     During the year the business fundamentals were further improved through product repricing, tighter underwriting standards and continued rationalisation of products and systems.

     The New Zealand business generated $55 million profit after tax. This represents a 20% increase on last year’s result of $46 million.

     Sovereign maintained its market leadership position during Financial Year 2003 with an estimated market share of in-force business premium income increasing to 28.3% at April 2003 compared with 26.2% at April 2002 (source: ISI Statistics). This was achieved through product re-pricing, above market persistency rates and the continued roll out of Sovereign’s distribution model.

Asia

     Asia includes life insurance and pension administration operations in Hong Kong, together with life businesses in China, Vietnam, Indonesia and Fiji. Hong Kong represents our largest operation in the region. During the Financial Year 2003, the Philippines life insurance operation was divested.

     The Asian business continued to improve. Key initiatives during the year included:

•	Improved risk profile of Hong Kong business following amendments to investment mix, product repricing and product mix;

•	Significant reductions in expense levels for the Hong Kong operations; and

•	Development of new distribution capabilities.

     The Asian business produced $3 million in operating margins compared with a loss of $9 million for the prior year. The favourable result for the current year was driven by:

•	Improved investment markets;

•	Increased sales across all markets;

•	Expense containment; and

•	Improved persistency.

     The result was impacted by a $16 million write off of capitalised pre-licence start-up costs in China which was reflected in Australian shareholder investment returns.

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

Operating Income

     Operating income of $678 million for Financial Year 2004 was 13% higher than in the prior year. Operating income in the prior year included a write-down of an asset in the Australian annuity fund of $30 million. Taking this item into account, operating income was up 8% on the prior year. This was mainly attributable to growth in inforce

Insurance Analysis (continued)

premiums, positive experience on claims and an increase in general insurance income.

     Operating Income was $598 million for Financial Year 2003, a decrease of $3 million on Financial Year 2002. This is primarily due to the non-inclusion of general insurance income of $53 million in Financial Year 2002 (included in Banking) offset by a $30 million asset write-down referred to above, combined with a reduction in income in Asia following the sale of the Philippine business. Underlying performance has been positive across all regions.

Shareholder Investment Returns

     Shareholder investment returns attributable to the insurance business of $170 million for the Financial Year 2004 represent an increase of $92 million on the prior year, reflecting the rebound in domestic and overseas equity

     Shareholder investment returns were $78 million for Financial Year 2003, an increase of $43 million or 123% on Financial Year 2002. This reflected the rebound in global equity markets in the second half of the financial year.

Operating Expenses

     Operating expenses of $517 million decreased by $2 million for Financial Year 2004 compared with the prior year, due to a drop in volume related costs in the Asian business. Non volume related costs were in line with the prior year, with Enterprise Bargaining Agreement (EBA) related increases in staff costs, and increased compliance and regulatory related costs being offset by savings achieved by tight cost control and from process reengineering in the back-office.

     The expense to average inforce premium ratio of 47.3% represents a 6% productivity improvement over the year.

     Operating expenses were $519 million in Financial Year 2003, a decline of $5 million on Financial Year 2002. The sale of the Philippine business in Asia, a reduction in operating expenses in Hong Kong as a result of expense control initiatives, and a reduction in business start up expense contributed to this decrease.

Corporate Taxation

     The corporate tax charge for the Financial Year 2004 was $66 million, an effective tax rate of 20.8% compared with 17.8% last year. The low effective tax rate in this business is largely due to transitional tax relief on certain products within life insurance legal entities. The benefits derived from this relief are being phased out over a five year period ending in 2005.

     The corporate tax expense of $28 million in Financial Year 2003 was a reduction from Financial Year 2002 tax expense of $40 million. The effective tax rate in the Financial Year 2002 reflected losses in the Asian business. There was no tax benefit booked in respect of these losses, as it was not considered to be virtually certain that the losses would be recovered. The Financial Year 2003 result reflects a small profit from the Asian business.

Insurance Analysis (continued)

Profit Summary

	Full Year Ended
Summary Financial Performance	30/06/04	30/06/03	30/06/02
(excluding appraisal value (reduction)/uplift)	$M	$M	$M
Insurance
Life Insurance Operating Income	618	551	595
General Insurance Operating Income(1)	60	47	—

Total Operating Income	678	598	595
Shareholder investment returns	170	78	35
Policyholder tax	54	4	29

Total Insurance Income	902	680	659
Volume based expenses	224	228	234
Other operating expenses - external	279	278	285
Other operating expenses - internal	14	13	13

Operating expenses	517	519	524
Initiatives including Which new Bank(2)	14	—	—

Total operating expenses	531	519	524

Net Profit before Income Tax	371	161	135

Income tax expense attributable to:
Policyholder	54	4	29
Corporate	66	28	40

Net Profit after Income Tax (“cash basis”)	251	129	66
Goodwill amortisation	(5)	(4)	(4)
Appraisal value uplift	296	46	96

Net Profit after Income Tax (“statutory basis”)	542	171	158

Productivity and Other Measures
Expenses to average inforce premiums (actual %)	47.3	50.4	68.8
Effective corporate tax rate (%)	20.8	17.8	38

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Sources of Profit from Insurance Activities	$M	$M	$M
The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	107	104	94
Experience variations	—	(42)	(43)
Other	(8)	(8)	(10)
General insurance operating margin	19	11	—

Operating margins	118	65	41
After tax shareholder investment returns	133	64	25

Net profit after Income Tax (“cash basis”)	251	129	66

Geographical Analysis of Business Performance

	Full Year Ended
	Australia			New Zealand			Asia			Total
Net Profit after Income Tax	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Operating margins	78	43	66	37	31	25	3	(9)	(50)	118	65	41
Investment earnings on assets in excess of policyholder liabilities	101	35	18	18	15	3	14	14	4	133	64	25

Net Profit after Income Tax	179	78	84	55	46	28	17	5	(46)	251	129	66

(1)	General Insurance income of $53 million not reclassified from Banking for Financial Year 2002.

(2)	June 2004 result reflects the Which new Bank program.

Insurance Analysis (continued)

Inforce Premiums

	Full Year Ended 30 June 2004
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/03	Business	Lapses	Movements(1)	30/06/04
Annual Inforce Premiums	$M	$M	$M	$M	$M
General Insurance	196	46	(50)	—	192
Personal Life	626	156	(85)	6	703
Group Life	254	53	(34)	(1)	272

Total	1,076	255	(169)	5	1,167

Australia	771	177	(133)	—	815
New Zealand	221	42	(16)	11	258
Asia	84	36	(20)	(6)	94

Total	1,076	255	(169)	5	1,167

(1)	Consists mainly of foreign exchange movements.

	Full Year Ended 30 June 2003
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/02	Business	Lapses	Movements(2)	30/06/03
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M
General Insurance	172	51	(27)	—	196
Personal Life	580	129	(78)	(5)	626
Group Life	229	58	(30)	(3)	254

Total	981	238	(135)	(8)	1,076

Australia	698	180	(107)	—	771
New Zealand	187	43	(16)	7	221
Asia	96	15	(12)	(15)	84

Total	981	238	(135)	(8)	1,076

(1)	Life Insurance results for both New Zealand and Asia include savings products. Savings products are disclosed within Funds Management for the Australian business. Inforce premium relates to risk business only.

(2)	Consists mainly of foreign exchange movements.

     Annual inforce premiums increased by $91 million or 8% to $1,167 million for the year ended 30 June 2004. General Insurance lapses include $19 million of rebadged premiums which ceased to be attributable to the CBA business due to a Financial Services Reform Act 2001 (“FSRA”) related business restructuring.

     The Australian business maintained its leading market share of inforce premiums despite a reduction from an estimated 15.3% at 30 June 2003 to and estimated 14.8% at 31 March 2004 (Source: Plan for Life). Sovereign maintained its leading position in New Zealand with a market share of an estimated 28.2%, slightly down from an estimated 28.3% at 30 June 2003 (Source: ISI Statistics).

Market Share – Annual Inforce Premiums	30/06/04		30/06/03(1)
New Zealand(4)	28.2	%(2)	28.3%
Australia (Total Risk)(5)	14.8	%(3)	15.3%
Australia (Individual Risk)(5)	12.8	%(3)	13.0%
Hong Kong(6)	2.5	%(3)	2.8%

(1)	As reported in the December 2003 Profit Announcement

(2)	as at May 2004

(3)	as at March 2004

(4)	Source: ISI Statistics

(5)	Source: Plan for Life

(6)	Source: HK Insurance Assoc

Shareholder Investment Returns

	Full Year Ended
	30/06/04	30/06/03	30/06/02
Shareholder Investment Returns	$M	$M	$M
Funds Management Business	26	13	12
Insurance Business	170	78	35

Shareholder Investment Returns before Tax	196	91	47
Taxation	44	18	14

Shareholder Investment Returns after Tax	152	73	33

At 30 June 2004	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix (%)%		%	%	%
Local equities	10	1	4	7
International equities	4	6	6	5
Property	22	4	—	14
Other(1)	—	3	4	1

Sub-total	36	14	14	27
Fixed interest	39	38	61	44
Cash	25	35	7	23
Other	—	13	18	6

Sub-total	64	86	86	73

Total	100	100	100	100

At 30 June 2004	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix ($M)	$M	$M	$M	$M
Local equities	166	3	25	194
International equities	64	26	38	128
Property	357	17	—	374
Other(1)	—	14	21	35

Sub-total	587	60	84	731
Fixed interest	644	156	364	1,164
Cash	415	147	42	604
Other	—	52	110	162

Sub-total	1,059	355	516	1,930

Total	1,646	415	600	2,661

(1)	Other assets include the excess of carrying value over net tangible assets.

     Domestic and international investment markets rebounded strongly over the Financial Year 2004, with the benchmark S&P/ASX200 price index increasing by 16.7% and the MSCI World index by 21.8%. All other asset classes (fixed interest, property and cash) posted positive returns.

Life Company Valuations

     The following table sets out the components of the carrying values of the Group’s life insurance and funds management businesses. These are Directors’ valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.

     In determining the carrying value, Directors have taken account of certain market based factors which result in the adoption of a more conservative valuation that is $450 million lower at 30 June 2004 ($450 million lower at 30 June 2003) than that determined by Trowbridge Deloitte. The key consideration by Directors in determining their value is the continued uncertainty of investment markets and industry funds flows.

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 30 June 2004	$M	$M	$M	$M	$M
Shareholders net tangible assets	515	1,131	415	600	2,661
Value of inforce business	1,850	295	286	—	2,431

Embedded Value	2,365	1,426	701	600	5,092
Value of future new business	2,774	235	277	24	3,310

Carrying Value	5,139	1,661	978	624	8,402

Increase/(Decrease) in Carrying Value since 30 June 2003	(334)	73	129	(12)	(144)

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement Since 30 June 2003	$M	$M	$M	$M	$M
Profits	268	180	54	17	519
Capital movements(2)	(27)	108	(29)	—	52
Dividends paid	(470)	(421)	(9)	—	(900)
FX Movements	(10)	—	19	(25)	(16)

Change in Shareholders NTA	(239)	(133)	35	(8)	(345)
Appraisal value uplift/(reduction)	(95)	206	94	(4)	201

Increase/(Decrease) to 30 June 2004	(334)	73	129	(12)	(144)

(1)	The Asian life businesses are not held in a market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess, which effectively represents goodwill, is being amortised on a straight line basis over 20 years subject to impairment.

(2)	Includes capital injections, transfers and movements in intergroup loans.

Change in Valuations

     The valuations adopted have resulted in a total negative change in value of $144 million since 30 June 2003. The main components comprised:

•	A $345 million decrease in net tangible assets partially reflecting improved capital efficiency.

•	An appraisal value uplift of $201 million, reflecting projected sales levels, higher retention rates and improved equity markets and their effect on industry flows.

Group Operating Expenses

     The following table sets out the Group’s operating expenses for Financial Years 2004, 2003 and 2002.

			GROUP
	2004	2003	2002
	$M	$M	$M
Staff Expenses
Salaries and wages	2,152	2,106	2,016
Superannuation contributions	8	13	11
Provisions for employee entitlements	41	11	44
Payroll tax	115	107	92
Fringe benefits tax	32	26	32
Other staff expenses	100	120	132

Comparable business	2,448	2,383	2327
Initiatives including Which new Bank	273	155	—

Total Staff Expenses (excluding share based compensation)	2,721	2,538	2,327

Share Based Compensation
Comparable business	105	94	63
Initiatives including Which new Bank	—	25	—

Total Share Based Compensation	105	119	63

Occupancy and Equipment Expenses
Operating lease rentals	340	354	324
Depreciation
Buildings	21	24	26
Leasehold improvements	55	51	47
Equipment	50	53	55
Repairs and maintenance	68	58	56
Other	47	69	70

Comparable business	581	609	578
Initiatives including Which new Bank	20	3	—

Total Occupancy and Equipment Expenses	601	612	578

Information Technology Services
Projects and development	281	194	189
Data processing	238	255	275
Desktop	159	178	169
Communications	205	171	175
Software amortisation	11	78	44
Information technology equipment depreciation	1	1	—

Comparable business	895	877	852
Initiatives including Which new Bank	292	30	—

Total Information Technology Services	1,187	907	852

Other Expenses
Postage	112	109	111
Stationery	114	118	104
Fees and commissions	598	551	609
Advertising, marketing and loyalty	311	259	242
Other	336	312	315

Comparable business	1,471	1,349	1,381
Initiatives including Which new Bank	164	26	—

Total Other Expenses	1,635	1,375	1,381

Comparable business	5,500	5,312	5,201
Initiatives including Which new Bank	749	239	—

Total Operating Expenses before goodwill amortisation	6,249	5,551	5,201

Appraisal value uplift/(reduction)	201	(245)	477
Goodwill amortisation	(324)	(322)	(323)

Profit from ordinary activities before income tax	3,843	2,976	3,572

Group Operating Expenses (continued)

     The Group’s operating expenses were $6,249 million in Financial Year 2004, an increase of $698 million or 13%. The key reasons for this were:

•	Increase in Initiatives including Which new Bank costs by $510 million to $749 million. Details of the program are on page 6; and

•	Increase in staff costs by $65 million or 3% due to an increase in level of salaries and wages as provided for in the Enterprise Bargaining Agreement (EBA).

     The Group’s operating expenses were $5,551 million for Financial Year 2003, an increase of $350 million or 7% from Financial Year 2002. $239 million of the increase is attributable to significant costs of $214 million related to strategic initiatives and another $25 million is due to the cost of two years of shares issued to employees under the employee share programme (ESAP). For details on ESAP, refer to Note 29 of the Financial Statements. Excluding these significant costs, costs were $5,312 million, which is $111 million or 2% higher than the prior financial year.

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

Other Group Items

Staff Numbers

     The table below details the Group’s staff numbers as at 30 June 2004, 2003 and 2002.

Staff Numbers as at 30 June	2004	2003	2002
Australia	29,236	29,608	31,489
New Zealand	4,630	4,144	3,932
Other Overseas	2,430	2,093	1,824

Full time staff equivalent	36,296	35,845	37,245

     Full time equivalent staff have been weighted for the lower costs per employee of staff on extended leave, for example, maternity leave, unpaid sick leave or career break.

	Year Ended 30 June
	2004	2003	2002
Income Tax Expense	$M	$M	$M
Banking	914	931	816
Funds Management - Corporate	79	57	96
Insurance - Corporate	66	28	40
Corporate tax	1,059	1,016	952
Policyholder	203	(58)	(36)
Total Income Tax Expense	1,262	958	916
Effective tax rate
Banking	30%	29%	28%
Funds Management - Corporate	22%	20%	21%
Insurance - Corporate	21%	18%	38%

     Income tax increased by $304 million or 32% in Financial Year 2004. The main reason for this is the increase in policyholder tax of $261 million to $203 million, as a result of improved investment earnings. Segment tax expense and rates are discussed in the Banking, Funds Management and Insurance analysis sections.

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

     Policyholder tax decreased $22 million from Financial Year 2002 to Financial Year 2003, in line with the increased capital losses made in the insurance and funds management businesses.

Integrated Risk Management

Risk Management

     The integrated risk management framework identifies, assesses, manages and reports risks and risk adjusted returns on a consistent and reliable basis.

     Independent review is carried out through the audit role.

     The Group’s risk profile is measured by the difference between capital available to absorb loss and risk as assessed by target equity required.

     “Target equity” is defined as the potential risk of loss of one year’s earnings, measured at a standard consistent with an AA credit rating.

     Target equity is derived from underlying exposures to credit, market, operational and life insurance risks in the banking, insurance and funds management businesses of the Group. In the banking business, economic equity is a measure of the potential risk of loss of cash earnings. In the insurance and funds management businesses, target equity is a measure of the potential risk of loss of the fair value of the business.

     The composition of economic equity of the Group during the financial year ended 30 June 2004 was 54% credit risk, 11% market risk, 34% operational risk and 1% insurance risk.

     The component measures of economic equity for the banking, insurance and funds management businesses were as follows:

•	Banking: 73% credit risk, 4% market risk and 23% operational risk;

•	Insurance: 40% market risk, 50% operational risk, 6% credit risk and 4% insurance risk; and

•	Funds Management: 11% market risk and 89% operational risk.

     The following sections describe the integrated risk management framework components.

Credit Risk

     Credit risk is the potential of loss arising from failure of a debtor or counterparty to meet their contractual obligations.

     Credit risk arises in the banking business from lending activities, the provision of guarantees including letters of credit and commitments to lend, investment in bonds and notes, financial markets transactions and other associated activities. In the insurance business credit risk arises from investment in bonds and notes, loans, and from reliance on reinsurance. The funds management business does not generally involve credit risk from a shareholder perspective.

     The measurement of credit risk is based on an internal credit risk rating system, and utilises analytical tools to calculate expected and unexpected loss for the credit portfolio.

     The Group uses a diversified portfolio approach for the management of credit risk (refer to Note 14) comprised of the following:

•	A system of industry limits and targets for exposures by industry;

•	A process for considering the risk associated with correlations between large exposures;

•	A large credit exposure policy for aggregate exposures to individual, commercial and industrial client groups tiered by credit risk rating and loan duration; and

•	A system of country limits for geographic exposures.

     These policies assist in the diversification of the credit portfolio.

     The credit portfolio is managed in two distinct segments:

•	Statistically Managed Segment

Comprises exposures that are generally less than $250,000 and is dominated by the housing loan portfolio. Other products in this segment are credit cards, personal loans and some leasing business. Credit facilities are approved using scoring and check sheet techniques.

-	Risk Rated Segment

Comprises all other credit exposures. Management is based on the internal credit risk rating system, which makes an assessment of the potential for default for each exposure and the amount of loss if default should occur.

     Provision for expected credit loss in the banking business commences when an exposure first arises. The expected loss is re-assessed on a regular basis and provisioning adjusted accordingly.

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

Off Balance Sheet Arrangements

     The Group is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Under Australian GAAP these entities are consolidated in the financial statements if they meet the criteria of control. The definition of control depends upon substance rather than form, and accordingly, determination of the existence of control involves management judgment. The Group has no off balance sheet financing entities that it is considered to control.

     As detailed in Note 1 (jj), the Group conducts a Loan Securitisation program through which it packages and sells loans as securities to investors. Liquidity facilities are provided at arm’s length to the program by the Group in accordance with the Australian Prudential Regulation Authority (“APRA”) Prudential Guidelines. These liquidity facilities are disclosed within Contingent Liabilities as commitments to provide credit.

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

     A discussion and analysis of the Group’s market risk is contained in Note 39 to the financial statements. Information on trading securities is further contained in Note 10 to the financial statements. Note 2 to the financial statements contains financial markets trading income contribution to the Group.

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

Integrated Risk Management (continued)

     The following table provides a summary of VaR by product. This is one element of the total integrated risk model used by the Group. Refer to Note 39 to the financial statements for further details.

	Average VaR	Average VaR	Average VaR	Average VaR
	During	During	During	During
	June 2004	December 2003	June 2003	December 2002
VaR Expressed based	Half Year	Half Year	Half Year	Half Year
on 97.5% confidence	$M	$M	$M	$M
Group
Interest rate risk	2.88	3.02	3.43	3.37
Exchange rate risk	1.09	1.24	1.31	1.47
Implied volatility risk	0.84	0.92	0.62	0.59
Equities risk	0.70	0.56	0.73	0.32
Commodities risk	0.37	0.33	0.32	0.35
Prepayment risk	0.58	0.36	0.38	0.30
ASB Bank	0.14	0.20	0.15	0.19
Diversification benefit	(2.49)	(2.51)	(2.32)	(2.14)

	4.11	4.12	4.62	4.45
Credit Spread(1)	4.92	—	—	—

Total	9.03	4.12	4.62	4.45

	Average VaR	Average VaR	Average VaR	Average VaR
	During	During	During	During
	June 2004	December 2003	June 2003	December 2002
VaR Expressed based	Half Year	Half Year	Half Year	Half Year
on 99.0% confidence	$M	$M	$M	$M
Group
Interest rate risk	3.69	3.99	4.31	4.45
Exchange rate risk	1.28	1.50	1.64	1.75
Implied volatility risk	1.04	1.26	0.79	0.71
Equities risk	0.98	0.70	0.93	0.39
Commodities risk	0.45	0.40	0.41	0.42
Prepayment risk	0.58	0.36	0.38	0.30
ASB Bank	0.19	0.25	0.20	0.24
Diversification benefit	(3.21)	(3.26)	(3.02)	(2.70)

	5.00	5.20	5.64	5.57
Credit Spread(1)	5.84	—	—	—

Total	10.84	5.20	5.64	5.57

(1)	At 30 June 2004 the value at risk of the movement of credit spreads has been added to the VaR model. This had previously been captured in the “Specific Risk” allocation capital charge. Inclusion of a separate risk class reflects growth in this particular market segment and increasing availability of data on which to model.

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

     Wherever possible, the Group segregates policyholder’s funds from shareholder’s funds and sets investment mandates that are appropriate for each. The investment mandates for assets in policyholder’s funds attempt to match asset characteristics with the nature of policy obligations. The ability to match asset characteristics with policy obligations may be constrained by a number of factors including regulatory constraints, the lack of suitable investments as well as by the nature of the policy liabilities themselves.

     A large proportion of policyholder’s assets is held for investment linked policies where the policyholder takes the risk of falls in the market value of the assets. However, as the Group earns fees on investment linked policies that are based on the amount of assets invested, it may receive lower fees should markets fall. Asset allocation for investment linked policies is at the discretion of the policyholder.

     A smaller proportion of policyholder’s assets is held to support policies where life companies have guaranteed either the principal invested or the investment return (‘guaranteed policies’). Investment mandates for these classes of policies emphasise investment in lower volatility assets such as cash and fixed interest. The Group no longer sells guaranteed policies in Australia or New Zealand but they continue to be sold in Asia. The Australian and New Zealand books of inforce business contain guaranteed policies sold in the past and on which it continues to collect premiums.

     Thus, it is likely to be several years before the Australian and New Zealand inforce book of guaranteed policies will decline significantly as the policy payments on maturing policies continues to be offset by the premium

Integrated Risk Management (continued)

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

     The current investment mandate for shareholders’ funds reflects a decision taken during this year to reduce the overall exposure of shareholders’ fund to growth assets. As at 30 June 2004, shareholders’ funds in the life insurance business are invested 73% in income assets (cash and fixed interest) and 27% in growth assets (shares and property), although the asset mix varies from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the policyholder at undue risk.

     Market risk in the funds management business is the risk that an adverse movement in market prices will result in a reduction of that element of fee income related to earnings performance.

     Liquidity risk is not a significant issue in life insurance companies. The life insurance companies in the Group hold substantial investments in highly liquid assets such as listed shares, government bonds and bank deposits and continue to receive substantial premium income. Furthermore, processing time for claims and redemptions enables each company to forecast and manage its liquidity needs with a high degree of accuracy.

Liquidity and Funding

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

     Domestically, the Group continues to obtain the majority of its AUD funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has fallen from 67% in June 2003 to 60% in June 2004 due to the growth of “at call” savings. The relative size of the Group’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Group’s extensive retail network and the Group’s large share of pensioner deeming accounts.

     The cost of funds for Financial Year 2004, calculated as a percentage of interest exposure to average interest bearing liabilities, was 4.0% on a group basis compared with the 3.7% on a group basis for Financial Year 2003.

     The Group obtains a significant proportion of its funding for the domestic balance sheet from wholesale sources – approximately 29.7% (2003: 22.7%), excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.

Derivatives

     Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. The Group enters into derivatives transactions including swaps, forward rate agreements, futures, options and combinations of these instruments. The sale of derivatives to customers as risk management products and their use for trading purposes is integral to the Group’s financial markets activities. Derivatives are also used to manage the Group’s own exposure to market risk. The Group participates in both exchange traded and Over the Counter (“OTC”) derivatives markets.

     Exchange traded derivatives

     Exchange traded derivatives are executed through a registered exchange, for example the Sydney Futures Exchange and the Australian Stock Exchange. The contracts have standardised terms and require lodgment of initial and variation margins in cash or other collateral at the Exchange, which guarantees ultimate settlement.

     OTC traded derivatives

     The Group buys and sells financial instruments that are traded ‘over-the-counter’, rather than on recognised exchanges. The terms and conditions of these transactions are negotiated between the parties, although the majority conform to accepted market conventions. Industry standard documentation is used, most commonly in the form of a master agreement supported by individual transaction confirmations. The documentation protects the Group’s interests should the counterparty default, and provides the ability to net outstanding balances in jurisdictions where the relevant law allows.

     The Group’s exposure to derivatives is disclosed in Note 39 Market Risk.

Operational and Strategic Business Risk

     The Group’s operational and strategic business risk management framework supports the achievement of the Group’s financial and business goals.

     Operational Risk is defined as the risk of economic gain or loss resulting from:

Inadequate or failed internal processes and methodologies;

-	People;

-	Systems; or

-	External events.

     Strategic Business Risk is defined as the risk of economic gain or loss resulting from changes in the business environment caused by the following factors:

-	Economic;

-	Competitive;

-	Social trends; or

-	Regulatory.

     In each of the businesses, management is responsible for the identification, assessment and treatment of these risks. These business managers are supported by the Group’s framework consisting of a governance structure, a suite of risk mitigating policies, a measurement methodology and skilled operational risk employed throughout the Group.

     The Group’s operational risk measurement methodology provides the basis for the expert assessment of individual risk exposures and the calculation of operational risk economic equity.

     Target equity for the banking business is calculated by aggregating individual risk measures which are based on expert assessment. For the insurance and funds management businesses target equity is calculated using worst-case scenarios that impact upon business risk factors such as pricing, margins and business volumes.

     The Group continues to benchmark and monitor its insurance risk transfer program for efficiency and effectiveness. This is primarily achieved through a methodology to optimise total shareholder returns in

Integrated Risk Management (continued)

determining the most appropriate blend of insurance risk transfer and economic capital.

Business Continuity Management

     Business Continuity Management (“BCM”) within the Group involves the development, maintenance and testing of advance action plans to respond to defined risk events. This ensures that business processes continue with minimal adverse impact on customers, staff, products, services and brands.

     BCM constitutes an essential component of the Group’s risk management process by providing a controlled response to potential operational risks that could have a significant impact on the Group’s critical processes and revenue streams. It includes both cost-effective responses to mitigate the impact of risk events or disasters and crisis management plans to respond to crisis events.

     A comprehensive BCM program including plan development, testing and education has been rolled out across all business units to embed BCM methodologies and capability throughout the Group.

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

Cross Border Outstandings

     Cross-border outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk. Outstandings include loans, acceptances and other monetary assets denominated in other than the counterparties’ local currency. Local currency activities with local residents by foreign branches and controlled entities of the Bank are excluded.

     At 30 June 2002, 2003 and 2004 cross-border outstandings of the Group by industry category, where outstanding individual countries exceed 1% of the Group’s total assets, was nil.

     At 30 June 2004, Germany totaling $2.7 billion and the United States of America totaling $2.4 billion both exceeded 0.75% of the Group’s total assets. At 30 June 2003 there were no countries with cross border outstandings greater than 0.75% of the Group’s total assets.

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

Consolidated Entities

     The Group is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Under Australian GAAP these entities are consolidated in the financial statements if they meet the criteria of control. The definition of control depends upon substance rather than form and, accordingly, determination of the existence of control involves management judgement. The Group has no off balance sheet financing entities that it is considered to control under Australian GAAP. Under US GAAP, the criteria for consolidation differ from Australian GAAP. See section on Asset Backed-Finance Programs below for further details.

Asset Backed Finance Programs

     The Group is an active participant in the asset backed financing market where it assists customers’ financing needs through providing customer access to the capital markets through issuer special purpose entities under master series agreements. The issuers are separate bankruptcy remote entities in the business of acquiring approved investments and/or entering into hedge transactions or other agreements by issuing debt securities. The issuers operate through segregated series and the debt issues of different series may have different credit ratings. The primary source of repayment of the debt issues is the cash flow from the pools of assets. Investors in the debt issues have no recourse to the general assets of the Group.

     The issuers are not owned or controlled by the Group and have independent directors. Under Australian GAAP the assets and liabilities or the issuers are not consolidated into the Group’s Statement of Financial Position. For US GAAP, the issuers are a type of variable interest entity as defined by FASB Interpretation No 46, “Consolidation of Variable Interest Entities”. Under the provisions of FIN 46, the variable interest entity is deemed to be controlled by the Group, if the Group has most of the risks and/or benefits. As a result of the application of the standard, a number of entities are consolidated by the Group, resulting in an increase in assets of $531 million and liabilities of $531 million for US GAAP.

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

In certain instances the Group provides deal specific credit enhancements as an arms length financial arrangement for the issuers in the form of liquidity facilities and derivatives. The following tables summarises the total amount of the Group’s arrangements to the program:

Group Arrangements with Issuers

	2004	2003	2002
	$M	$M	$M
Management fee paid to the Group	3	1	1
Liquidity facilities utilised by Issuers	—	6	94
Derivatives face value provided to Issuers	839	644	378

Credit Risk Related Instruments

     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. These are transacted on a commercial basis to attract fees in line with market prices for similar arrangements, with terms and conditions having due regard to the nature of the transaction and the risks involved. They are not sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The only material commitment is the $64,651 million commitment to provide credit, of which $57,655 million is committed within the next year. The commitment to provide cash under these instruments is managed within the Group’s liquidity and funding policies under current APRA Prudential Standards.

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

     Details of contingent liabilities and off balance sheet business are set out in Note 38 Contingent Liabilities, except for Derivatives, which is set out in Note 39 Market Risk. The table on the following page outlines the Group’s credit risk related instruments:

Off-Balance Sheet Arrangements (continued)

	Face Value		Credit Equivalent
	2004	2003	2004	2003
	$M	$M	$M	$M
Credit risk related instruments
Guarantees	2,230	2,075	2,230	2,075
Standby letters of credit	362	380	362	380
Bill endorsements	308	589	308	589
Documentary letters of credit	171	110	34	22
Performance related contingents	898	882	449	441
Commitments to provide credit	64,651	58,310	12,329	10,519
Other commitments	7,158	2,720	1,156	1,081

Total credit risk related instruments	75,778	65,066	16,868	15,107

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

     The maximum potential amount of future payments that may be required for Guarantees as defined in FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others is set out by term below:

					As at 30 June 2004
	Less than 1 year	1 to 3 year	3 to 5 years	over 5 years	Total	Carrying
						Value
	$M	$ M	$M	$M	$M	$M
Guarantees	2,124	1		105	2,230	3.6
Standby letters of Credit	228	75	11	48	362	0.6
Bill endorsements	308				308	0.5
Documentary letters of credit	171				171	0.3
Performance related contingents	897			1	898	1.4

Total	3,728	76	11	154	3,969	6.4

					As at 30 June 2003
	Less than 1 year	1 to 3 year	3 to 5 years	over 5 years	Total	Carrying
						Value
	$M	$M	$M	$M	$M	$M
Guarantees	1,945	24	—	106	2,075	2.9
Standby letters of Credit	202	—	136	42	380	0.5
Bill endorsements	589	—	—	—	589	0.8
Documentary letters of credit	110	—	—	—	110	0.2
Performance related contingents	875	7	—	—	882	1.2

Total	3,721	31	136	148	4,036	5.6

Securitisation of Assets

     The Group conducts a Loan Securitisation program through which it packages loans and issues securities to investors. The Group has a policy of funding diversification and assets are securitised to provide greater diversification of the Group’s funding sources. The Group is not over-reliant on funding from any one

Off-Balance Sheet Arrangements(continued)

market sector (refer Market Risk – Note 39). In addition, the Group’s capital management benefits from reduced risk under APRA Prudential capital adequacy guidelines.

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

     The outstanding balance of securitised loans at 30 June 2004 was $7,605 million (2003: $6,480, 2002: $7,047). No credit losses were incurred by the Group in relation to these securitised loans during the Financial Year 2004. The credit risk in respect of these loans is fully covered through mortgage insurance

     Interest rate swaps and liquidity facilities are provided at arms length to the program by the Group in accordance with APRA Prudential Guidelines. These liquidity facilities are disclosed within Contingent Liabilities as commitments to provide credit (2004:$292 million; 2003: $272 million). Interest rate swaps (2004: $10,577 million; 2003: $6,881 million) are disclosed within the Market Risk note. These commitments are very minor in the totality of the Group’s business.

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

     Cashflows paid to CBA from the SPE in Financial Years 2004, 2003 and 2002 were:

	2004	2003	2002
	$M	$M	$M
Servicing fee	15	17	16
Management fee	2	2	2
Excess servicing fee	36	30	11
Proceeds from sale of mortgage loans	3,436	1,664	2,512
Interest rate swaps	27	35	57

Total cash receipts	3,516	1,748	2,598

Contractual and Commercial Commitments

     At the end of Financial Year 2004 the Group has commitments for capital expenditure (see Note 36) and lease commitments (see Note 37). These commitments are minor in the totality of the Group’s commitments.

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

Contractual Obligations

	As at 30 June 2004
					Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	$M	$M	$M	$M	$M
On balance sheet
Debt issues	44,043	20,401	12,130	5,413	6,099
Deposits and other borrowing	163,177	158,745	2,556	1,038	838
Loan capital	6,631	458	1,073	547	4,553

Total on balance sheet	213,851	179,604	15,759	6,998	11,490

Off balance sheet
Credit risk related instruments	75,778	62,450	5,313	6,392	1,623
Commitments for Capital Expenditure Not Provided for in the Accounts	46	44	2	—	—
Lease Commitments – Property, Plant and Equipment	1,148	295	268	378	207

Total off balance sheet	76,972	62,789	5,583	6,770	1,830

Off-Balance Sheet Arrangements(continued)

	As at 30 June 2003
					Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	$M	$M	$M	$M	$M
On balance sheet
Debt issues	30,629	17,255	6,797	3,629	2,948
Deposits and other borrowing	140,974	134,858	3,283	1,678	1,155
Loan capital	6,025	504	376	1,123	4,022

Total on balance sheet	177,628	152,617	10,456	6,430	8,125

Off balance sheet
Credit risk related instruments	65,066	57,669	4,138	2,357	902
Commitments for Capital Expenditure Not Provided for in the Accounts	48	48	—	—	—
Lease Commitments – Property, Plant and Equipment	1,011	264	344	243	160

Total off balance sheet	66,125	57,981	4,482	2,600	1,062

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

Liquidity support

     In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing System (“Clearing Stream 1”) and the Bulk Electronic Clearing System (“Clearing Stream 2”) and the High Value Clearing System (“Clearing Stream 4”, only if operating in ‘bypass mode’) of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of a failure to settle by a member institution.

Service agreements

     The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other executives of the Company and its controlled entities at 30 June 2004 was $8 million (2003: $10.6 million).

Transactions in Own Shares

     The Group has in place the following employee share plans:

•	Commonwealth Bank Employee Share Acquisition Plan;

•	Commonwealth Bank Equity Participation Plan;

•	Commonwealth Bank Equity Reward Plan; and

•	Commonwealth Bank Non-Executive Directors Share Plan.

     The plans provide staff and directors with potential to receive shares or options over shares in the Group. Full details of these plans are set out in Note 29 Share Capital. The impact of these plans have no material impact on the Group’s Statement of Financial Performance.

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

     Life Insurance Policyholder Liabilities

     Life insurance policyholder liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.

     All policyholder liabilities are recognised in the Statement of Financial Position and are measured at net present values or, if not materially different, on an accumulation basis after allowing for acquisition expenses. They are calculated in accordance with the principles of Margin on Services (“MoS”) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.

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

     The determination of assumptions relies on making judgements on variances from long-term assumptions. Where experience differs from long term assumptions:

-	Recent results may be a statistical aberration; or

-	There may be a commencement of a new paradigm requiring a change in long term assumptions.

     The Group’s actuaries arrive at conclusions regarding the statistical analysis using their experience and judgement.

     Additional information on the accounting policy is set out in Note 1(ii) Life Insurance Business, and Note 34 Life Insurance Business details the key actuarial assumptions.

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

     Business assumptions relate to the performance of the Group’s businesses, both stand alone and relative to the market. These assumptions are only altered when there is a long-term change in views, which is supported by clearly discernible trends. The assumption setting process is similar to that used for Margin on Services policyholder liabilities. The major business assumptions for life businesses are:

-	Sales/new business;

-	Claims;

-	Persistency; and

-	Expenses.

     The major business assumptions for funds management businesses are:

-	Sales/new business;

-	Margins/business mix;

-	Redemptions; and

-	Cost to income ratio.

Critical Accounting Policies and Estimates (continued)

Details of the key assumptions used in the valuations are set out in Note 34 Life Insurance Business.

Provision for Which new Bank costs

On 19 September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation program and involves the Group in additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the period to 30 June 2004 such expenses have totaled $749 million and principally comprise redundancies, expensing of previously capitalised software of $219 million, process improvements and branch refurbishment.

The Group is required to book a provision for restructuring costs to the extent that it has announced a plan or started implementing a plan, and has no realistic alternative but to proceed with the restructuring.

There is a level of management judgement involved in estimating the planned costs involved and the level of commitment to the plan, such that it is judged that the plan will proceed to completion.

On this basis a provision for ‘Which new Bank’ costs of $208 million was outstanding at 30 June 2004, which is included in the expenses referred to above.

The cost estimates for the provision were determined by the businesses concerned taking into account the details of the planned initiatives and their timing. Other provisions for restructuring established in the past have proved to be appropriately estimated at the time. The provision established in June 2000 when the Group acquired the Colonial Limited Group of companies to cover the integration of the Colonial operations into the existing Group is described in Note 1(z) of the financial statements for the year ended 30 June 2003. This provision for restructuring was estimated at $400 million at 30 June 2000. This initial estimate was subsequently revised up to $545 million in the year ended 30 June 2001. The revision to costs of restructure principally related to additional staff redundancy payments and information technology contract termination costs.

The current Which new Bank transformation initiative is a three year program that is estimated to cost $1,480 million over the 2004 to 2006 period. It is expected that additional provisions for ‘Which new Bank’ costs will be established over this period as the provisioning criteria in the accounting standard are met.

Significant US GAAP adjustments

     For US GAAP reporting purposes a number of adjustments are required (see note 48) to reconcile Australian GAAP reported net profit, shareholders’ equity and total assets to US GAAP reported information. The most significant of these are;

•	Life insurance – the methodology used for estimating policy holder liabilities, for deferring costs and valuing controlled entities is markedly different under US GAAP compared to Australian GAAP (results in a $270 decrease in net income for Financial Year 2004, $24 million increase for Financial Year 2003, and $618 million reduction for Financial Year 2002.);

•	Derivatives – Australian GAAP requires derivative hedges of non trading assets and liabilities to be brought to account on an accruals basis, whereas US GAAP requires the fair value of all derivatives to be on the balance sheet (results in a decrease of $736 million in net income for Financial Year 2004, $636 million increase in net income for Financial Year 2003 and $300 million reduction for Financial Year 2002);

•	Pensions – Australian GAAP requires pension expenses for defined benefit pension plans to be accounted for on an incurred basis, whereas US GAAP requires an accrual basis (results in a $13 million decrease in net income for Financial Year 2004, $6 million decrease for Financial Year 2003 and $21 million increase for Financial Year 2002).

•	Goodwill amortisation – Australian GAAP requires goodwill to be amortised over its useful life up to a maximum of 20 years. Effective 1 July 2002, goodwill is not amortised under US GAAP but is reviewed for impairment every period end. The goodwill amortisation expense reversed was $324 million for Financial Year 2004 and $322 million for Financial Year 2003.

•	Fin 46 Variable Interest Entities: US GAAP requires the consolidation of variable interest entities if the conditions outlined in the FIN 46 are met. For the year ended 30 June 2004, this resulted in an increase in assets of $531 million, increase in liabilities of $2,104 million, a decrease in shareholders’ equity of $1,573 million and a decrease in income of $55 million.

Description of Business Environment

Overview

     Commonwealth Bank of Australia provides a comprehensive range of banking, financial, insurance and funds management services in Australia, New Zealand, throughout Asia and in the United Kingdom. These services include general banking, finance company activities, life and risk business insurance and investment and funds management. The Bank is Australia’s largest bank in terms of housing loans and retail deposits. At 30 June 2004, the Group had total consolidated assets of over $306 billion and loans outstanding of $189 billion. The Group’s net profit after tax was $2,572 million for Financial Year 2004.

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

     The Group’s return on average assets has increased from 0.8% in Financial Year 2003 to 0.9% in Financial Year 2004, mainly due to the appraisal value uplift of $201 million in Financial Year 2004 compared to $245 million reduction in Financial Year 2003. The Group has remained capitalised at over 9% of total risk weighted assets for the last five years, which is above the Australian Prudential Regulation Authority (‘APRA’) regulatory requirement of 8%.

     The Group’s net interest margin has contracted from 2.88% for Financial Year 2000 to 2.53% for Financial Year 2004. Refer Group Interest Margins and Spreads for further analysis on the net interest margin.

     Staff productivity (total operating income per full time equivalent employee) has increased by 40% between Financial Year 2000 and Financial Year 2004. Total operating expenses versus total operating income rose from 57.2% in Financial Year 2000 to 59.6% in Financial Year 2004.

     The Group is managed within three primary business segments, being banking, funds management and life insurance.

Banking

     The Group’s banking operations contributed approximately 73% of its total net profit after tax for Financial Year 2004 and represented approximately 87% of the Group’s total assets at 30 June 2004. The Group’s banking operations consist primarily of the operations of the Bank and ASB Bank.

Funds Management

     The Group’s funds management operations consist primarily of the Colonial First State Group (acquired as part of the Colonial Limited acquisition in June 2000). The Commonwealth Funds Management business was merged into the Colonial First State Group during the Financial Year 2003. For Financial Year 2004 the funds management operations contributed $156 million (6% of the Group) in net profit after tax. As at 30 June 2004 the funds management operations held $110 billion in assets under administration.

Insurance

     The Group’s insurance operations consist primarily of Commonwealth Life Limited, Colonial Mutual Life Assurance (CMLA), ASB Life Limited, operations in the Asian region and Commonwealth Insurance Limited. The Asian operations include both 100% owned subsidiaries and joint venture operations. The insurance operations of the Group contributed 21% ($542 million) of the Group’s net profit after tax for Financial Year 2004. As at 30 June 2004 the insurance assets totaled $21 billion and represented 7% of total Group assets.

     Each of these businesses is described more fully within the preceding Banking, Funds Management and Insurance Business Analysis Sections.

     The operations of the core business functions are carried out by four customer-facing business units. They are International Financial Services, Investment and Insurance Services, Premium Business Services and Retail Banking Services. Other functions of the Group that support these core business functions include; Finance and Risk Management, Group Strategic Development, Group Technology and Human Resources.

International Financial Services (IFS)

     International Financial Services provides banking, insurance and investment product distribution services to corporate, business and retail customers in the Asia Pacific region. Our banking and insurance products are offered through a wide range of access points including branch networks, agents, financial planners, the telephone and internet.

     IFS comprises ASB Bank and Sovereign insurance in New Zealand, Colonial National Bank, Colonial Life and First State in Fiji, life, pension administration and financial planning operations branded CMG Asia, CommServe and AMTD in Hong Kong, PT Bank Commonwealth providing retail banking in Indonesia, representative offices in China and three life insurance joint ventures in Shanghai, Vietnam and Indonesia.

     The international arm serves a wide range of customers, many of whom have strong links to Australia. ASB Bank has over 1 million customers, who can access services through over 100 branches, over 300 ATMs and over 15,000 EFTPOS terminals. ASB Bank also has more than 250,000 online customers.

Investment and Insurance Services (IIS)

     Investment and Insurance Services is responsible for the manufacturing and sales of investment and insurance products and services.

     IIS also provides strategic and operational support for all distribution of investment and insurance products, and for the management of all Commonwealth Bank property requirements. Additionally, IIS operates funds management businesses in Hong Kong, Singapore and the UK.

     IIS has distribution strength across the Third Party Independent Financial Advisers channel (IFA), Bank planners and insurance consultants and advisers within our dealership groups.

Premium Business Services (PBS)

     Premium Business Services manages the Bank’s Premium Individual, Institutional, Corporate and Business client relationships.

     PBS provides customised products and services for clients with more complex financial needs, designs and produces business products for distribution across the Bank, and undertakes financial markets activities in foreign exchange, debt, and derivatives.

     Premium Individual clients

     PBS services clients with a household income greater than $120,000 or footings greater than $250,000.

     Client relationships are serviced by a team-based distribution model, which gives clients access to a team of advisers who are all aware of the clients’ relationships with the Bank and can satisfy their financial needs through the full range of wealth management services.

     PBS’s integrated broking and banking platform gives clients access to:

-	borrowing and deposit services

-	direct and indirect investment

-	debt and equity products

-	transactional banking and full advisory services

     Australia’s most popular broker, CommSec is part of PBS. CommSec currently manages more than 1.1 million accounts. Through the CommSec website, clients can

Description of Business Environment (continued)

place, buy and sell orders, monitor their portfolio, research the market and search for companies that match their goals.

     PBS developed a unique customer management system, which provides Relationship Managers access to all client data, accurate contact management records, client risk profiles, and details of product and marketing initiatives in a single view. An enhanced version of the system, known as CommSee, has been piloted in Tasmania and will be implemented across the Bank.

     Institutional, Corporate and Business clients

     PBS is responsible for managing the Bank’s relationships with institutional, corporate and business clients, who access our services through over 1,000 branches, 42 Business Banking Centres and 18 Corporate Banking sites in Australia.

     In regional Australia, PBS provides services through more than 100 sites, with 700 frontline people empowered to make decisions about loan applications.

     Overseas, PBS has offices in Auckland, London, New York, Hong Kong, Singapore and Tokyo.

Retail Banking Services (RBS)

     Retail Banking Services delivers customised service, focusing on meeting the financial needs of retail customers seeking accessible and affordable banking. Our end-to-end business brings together teams in branches, call centres, area offices, third party banking, retail operations and support office.

     We are Australia’s most accessible bank, and provide service to customers across a wide range of outlets.

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

     In June 2000, the Group acquired 100% of the share capital of Colonial Limited, a life insurance, banking and funds management group. Colonial had operations in Australia, New Zealand, the United Kingdom and throughout Asia and the Pacific. The Group purchased ASB Bank Community Trust’s remaining 25% interest in the ASB Group in New Zealand in August 2000

Competition — Australia

     The Australian banking market is highly transparent and competitive. The banks, life companies and non-bank financial institutions compete for customer deposits, the provision of lending, funds management, life insurance and other financial services.

     In all there were 51 banking groups operating in Australia at 30 June 2004. Banks in Australia can be divided into the following categories: Australian owned banks, foreign bank subsidiaries and branches of foreign owned banks.

     Among the Australian owned banks (of which there are 14) the four largest (Commonwealth Bank of Australia, National Australia Bank, Westpac and ANZ) are typically referred to as Australia’s major banks. Each of the major banks offers a full range of financial products and services through branch networks across Australia.

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

     There are 13 foreign owned banks operating in Australia through a locally incorporated subsidiary. An additional 24 banks conduct operations through a foreign bank branch. While many foreign banks operating in Australia initially focused their activities on the provision of banking services to the Australian clients of their overseas parent bank, most have now diversified their

Description of Business Environment (continued)

operations, offering local clients a broad range of financial products and services. Foreign bank branches in Australia are not able to offer retail deposit and transaction accounts to customers. Five foreign banks are represented in Australia by both a locally incorporated subsidiary and a branch.

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

Competition – New Zealand

     Like Australia, the New Zealand banking system is characterised by strong competition. The Group’s activities in New Zealand are conducted through ASB Group. Banks in New Zealand are free to compete in almost any area of financial activity. As in Australia, there is strong competition with non-bank financial institutions in the areas of funds management and the provision of insurance.

     New Zealand banking activities are led by four financial services groups, all owned by Australian-based banks operating through nationwide branch networks.

     The Group’s major competitors in New Zealand are ANZ and the National Bank of New Zealand (both wholly- owned subsidiaries of the ANZ Group), Bank of New Zealand (a wholly-owned subsidiary of NAB), and Westpac. In addition, there are several financial institutions operating largely in the wholesale banking sector including Deutsche Bank and ABN Amro.

     Through its wholly owned subsidiaries, Sovereign Group and ASB Group Investments, ASB Group also competes in the New Zealand insurance and investment market, where Asteron (part of the Promina Group) and AXA are major competitors.

     Following the acquisition of Colonial Ltd in June 2000, the Group’s retail operations were extended into the United Kingdom, several Asian markets and the Fiji Islands; in these markets, the Bank competes directly with established providers.

Employees

     The Group currently employs approximately 36,300 employees on a full-time basis. June 2000 saw the addition of approximately 8,500 full-time equivalent staff as a result of the Colonial acquisition. Allowing for this, between 30 June 1999 and 30 June 2004 employee numbers have decreased by approximately 3,118 measured on a full-time equivalent basis.

     2004 Enterprise Bargaining Agreements (EBAs).

     A number of the Bank’s EBAs expired on 2 April 2004. On 17 February 2004 the Bank outlined its proposal for the new EBAs in an Executive Letter. On 12 March 2004 the Bank received the Finance Sector Unions (FSU’s) Log of Claims.

     The Bank’s EBA objectives are as follows:

•	The EBA framework must support the broader change strategies of the Which new Bank transformation, ie. the EBA outcome must help us give excellent customer service, engage our people, and simplify our processes.

•	Provide staff with real (above CPI) wage increases. All EBA covered staff have now received a 4% pay increase effective 1 July 2004. It is proposed that a further 4% increase in base pay from 1 July 2005.

•	Providing staff with more choice and flexibility around work/life balance, through:

- Being able to purchase additional leave to meet personal or family needs; and

- The ability for staff who qualify for long service leave to take this in more flexible ways.

     Overall, the Bank has sought to have constructive negotiation with a fair and quick outcome to benefit our employees, our customers and shareholders. Therefore, the existing agreements will continue to operate until they are replaced.

     The EBAs continue to offer, where appropriate, an Australian Workplace Agreement (AWA), or other forms of individual contract as an alternative to the EBA.

     People Strategy

     Our people strategy is to deliver excellence in customer service through ‘Engaged people who are empowered, motivated and skilled to deliver’. During the year, we have completed a number of activities that realise our people engagement strategy.

     A performance management system provides staff and their managers with an opportunity to engage in regular conversations about job performance. During the year the Bank’s system was reviewed to more closely align it with the Bank’s business objectives. Performance will be measured against business outcomes as well as our People Principles – clear and decisive, empowered and accountable, learn and grow, trust and team spirit, discipline and excellence, and challenge and innovate. In other words, what is achieved and how it is achieved will be relevant to performance assessment. The changes in the system go to the heart of the connection between excellence in customer service and an individual’s own performance. The relationship between performance and recognition and reward has also been strengthened.

     Retaining and managing talented individuals plays a key role in contributing to employee engagement and excellence in customer service. Talent management systems have been enhanced. The role of the Manager one Removed (MoR) has been simplified while talent reviews have broadened to enrich the assessment of potential high performers. Significantly, these new

Description of Business Environment (continued)

approaches have already informed decisions to extend and expand certain roles and choices about who should fill them.

     The Bank’s leadership program is being comprehensively redesigned around the Bank’s People Principles. The redesigned program will be implemented during the second quarter of Financial Year 2005.

     As a committed Equal Employment Opportunity (“EEO”) employer, the Bank has focused on enhancing the quality and accessibility of its EEO resources. The information manuals available to staff to help them balance their work and personal commitments have been reviewed and are being simplified. The Bank’s EEO intranet sites have also been reviewed and a new site will be launched early next year.

     The Fair Treatment Review system provides staff with the opportunity to raise issues they feel affect them unfairly. The system has been enhanced by introducing a specialist EEO investigations stream and simplifying the system.

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

     Reserve Bank of Australia (“RBA”) – is responsible for monetary policy, financial system stability and regulation of the payments system.

     Australian Prudential Regulation Authority (“APRA”) – has comprehensive powers to regulate prudentially banks and other deposit-taking institutions, insurance companies and superannuation (pension funds). Unless an institution is authorised under the Banking Act 1959 or exempted by APRA, it is prohibited from engaging in the general business of deposit-taking.

     Australian Securities and Investments Commission (“ASIC”) – has responsibility for market conduct, consumer protection and corporate regulation functions across the financial system including for investment, insurance and superannuation products and the providers of these products.

     Australian Competition and Consumer Commission (“ACCC”) – has responsibility for competition policy and consumer protection across all sectors of the economy.

     Consistent with its functional approach to regulation, the Wallis Inquiry proposed a single licensing regime for financial sales, advice and dealings in relation to financial products, consistent and comparable financial product disclosure and a single authorisation procedure for financial exchanges and clearing and settlement facilities. The Financial Services Reform Act 2001 enacting these proposals came into force in March 2004. It is intended to facilitate innovation and promote business while at the same time ensuring adequate levels of consumer protection and market integrity.

     The Government passed into law in June 2004 a package of proposals (known as CLERP 9) dealing with audit regulation and corporate disclosure designed to ensure Australia has an effective regulatory and disclosure framework that provides the structures and incentives for a fully informed market.

Supervisory Arrangements

     The Bank is an authorised deposit-taking institution under the Banking Act and is subject to prudential regulation by APRA as a bank.

     In carrying out its prudential responsibilities, APRA closely monitors the operations of banks to ensure that they operate within the prudential framework it has laid down, and that they follow sound management practices.

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

     The prudential framework applied by APRA is embodied in a series of prudential standards including:

(i)	Capital Adequacy

     Under APRA capital adequacy guidelines, Australian banks are required to maintain a ratio of capital (comprising Tier One and Tier Two capital components) to risk weighted assets of at least 8%, of which at least half must be Tier One capital. Regulatory capital requirements are measured for the Bank (“Level 1”) and for the Bank together with its banking subsidiaries (“Level 2”). APRA capital requirements are generally consistent with those agreed upon by the Basel Committee on Banking Supervision. APRA has advised that a third level of capital adequacy (“Level 3”) for conglomerate groups will be implemented to coincide with Basel 2. For information on the capital position of the Bank, see Note 31 to the Financial Statements, Capital Adequacy.

(ii)	Funding and Liquidity

     APRA exercises liquidity control by requiring each bank to develop a liquidity management strategy that is appropriate for itself. Each policy is formally approved by APRA. A key element of the Group’s liquidity policy is the holding of a stock of high quality liquid assets to meet day to day fluctuations in liquidity. The liquid assets held are assets that are available for repurchase by the RBA (over and above those required to meet the Real Time Gross Settlement (“RTGS”) obligations, A$ Certificates of Deposits/Bills of other banks and A$ overnight interbank loans). More detailed comments on the Group’s liquidity and funding risks are provided in Note 39 to the Financial Statements.

(iii)	Large Credit Exposures

     APRA requires banks to ensure that, other than in exceptional circumstances, individual credit exposures to non-bank, non-government clients do not exceed 25% of the capital base (prior to 1 July 2003 the limit was 30%). Exposure to authorised deposit taking institutions (“ADIs”) is not to exceed 50% of the capital base. Prior consultation must be held with APRA if a bank intends to exceed set thresholds. For information on the Bank’s large exposures refer to Note 14 to the Financial Statements.

(iv)	Ownership and Control

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

Description of Business Environment (continued)

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

     Proposals for foreign acquisition of Australian banks are subject to approval by the Treasurer under the Foreign Acquisitions and Takeovers Act 1975.

(v)	Banks’ Association With Non-Banks

     There are formal guidelines (including maximum exposure limits applicable from 1 July 2003) that control investments and dealings with subsidiaries and associates. A bank’s equity associations with other institutions should normally be in the field of finance. APRA has expressed an unwillingness to allow subsidiaries of a bank to exceed a size which would endanger the stability of the parent. No bank can enter into any agreements or arrangements for the sale or disposal of its business, or effect a reconstruction or carry on business in partnership with another bank, without the consent of the Commonwealth Treasurer.

(vi)	Supervision of Non-Bank Group Entities

     The Australian life insurance company and general insurance company subsidiaries of the group also come within the supervisory purview of APRA.

     APRA’s prudential supervision of both life insurance and general insurance companies is exercised through the setting of minimum standards for solvency and financial strength to ensure obligations to policyholders can be met.

     General insurance companies are subject to prudential standards covering capital adequacy, liability valuation, risk management and reinsurance arrangements.

     The financial condition of life insurance companies is monitored through regular financial reporting, lodgment of audited accounts and supervisory inspections. Compliance with APRA regulation for general insurance companies is monitored through regular returns, lodgment of an audited annual return, and auditor certification covering prudential matters.

(vii)	New Zealand Supervision

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

(viii)	United States Supervision

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

Chairman’s Statement

     Set forth below is the Chairman’s Statement on the overview of the business as taken from the Bank’s Annual Report to shareholders and the Chairman’s Address at the 2004 Annual General Meeting held on 5 November 2004.

     The Group experienced another strong year with the Australian economy continuing to perform well. Housing lending remained buoyant for most of the year with early signs of some slowing towards the end of the year. Very low levels of corporate and personal defaults were experienced in a favourable credit environment. Investment markets recovered which led to an improvement in the performance of the funds management and insurance businesses as well as contributing to an increase in the assessed value of the funds management business.

     The Group embarked on the three year Which new Bank program during the year, the successful execution of which is critical to the long term success of the Group. So it is pleasing to be able to report that very good progress was made in the first year of the program in the achievement against the milestones set for the program.

Results

     The Group’s statutory net profit after tax for the year ended 30 June 2004 was $2,572 million, an increase of 28% over that earned in the prior financial year. Net profit from ordinary activities (“cash basis”) was $2,695 million, an increase of 5% over that earned in the prior year. This increase was achieved after expensing $749 million ($535 million after tax) on the Which new Bank program.

     The banking result was driven by the continued good performance of the Australian and New Zealand lending operations, partly offset by an anticipated contraction in the net interest margin. In funds management, recovery in funds flows was underpinned by strong international flows and the continued growth of FirstChoice, while for the insurance business, performance improved across all regions.

     Loan asset quality strengthened during the year, reflecting the Bank’s ongoing, disciplined approach to risk management. Productivity improvement was evident across all businesses, particularly insurance and funds management.

     For more information on the company’s financial performance, please refer to the Highlights beginning on page 6.

Dividends and Capital Position

     At last year’s Annual General Meeting I informed shareholders that, although we would be charging the costs of the Which new Bank program against profit, we regarded that expenditure as being in the nature of an investment in the future of the Group. I said that, for this reason, we would add back the after-tax cost of the program to the profit in determining the dividends for the year. This we did, and determined the total dividend out of the year’s profit would be $1.83 per share which represented 73.9% of the adjusted result and a 19% increase on the dividend for the prior year.

     The dividend of $1.83 per share continues the uninterrupted growth in the dividend rate since the Bank was privatised and listed as a public company twelve years ago. The final dividend of $1.04 per share, fully franked, will be paid on 24 September 2004

     The Group’s capital position remained strong throughout the year, sitting comfortably above the Group’s target ranges and in conformance with the requirements of regulators. During the year, the Group undertook a number of capital management initiatives that were well received by shareholders and which provide capital flexibility for the future. These included the issuance of hybrid capital and PERLS II, a $532 million share buyback, a $467 million share purchase plan, and a share sale facility for small shareholdings. These initiatives were in addition to the issue of new shares to the value of $389 million under the Dividend Reinvestment Plan during the year.

Which new Bank

     As foreshadowed in last year’s annual report, the Which new Bank program was announced to the market in September 2003. Which new Bank is a three-year strategic program aimed at supporting the Group’s vision to excel in customer service. The aim of the program is to provide better service to customers by engaged people using improved systems and simpler processes. The focus is very much on the training and motivating of people within the Group and giving them the authority and accountability to be able to deliver excellence in service. They can only do this if they have the systems and processes that allow them to do it. Customers are beginning to notice differences and these differences will become more pronounced as the Which new Bank program is implemented.

     During the year, the Board has actively participated in activities that facilitate a better understanding of the prerequisites for strategic transformation. In September 2003, the Bank’s Directors spent five days touring the Bank’s branches, processing centres and call centres in Australia and New Zealand, gaining first hand experience of the Bank’s systems and processes. In May 2004, the Board was pleased to conduct its monthly Board meeting in Townsville, the Bank’s first regional branch in Australia. The Board will continue to be active in gaining first-hand knowledge of the operations of the Bank and its service standards throughout the duration of the program and beyond.

Outlook

     The Global economy has improved noticeably, with an expectation of monetary tightening across the major economies in the near term.

     The Australian economy continues to perform well although growth in domestic spending has slowed as the construction sector loses some momentum.

     Consumer confidence is high while job security concerns are low and personal incomes are rising. Businesses should continue to benefit from sustained capital spending. High levels of spending on infrastructure are underway. The consequences of the housing slowdown remain a key domestic issue, although the effects so far have been muted.

     Subject to market conditions being maintained, the Group is targeting:

•	Growth in cash Earnings Per Share (“EPS”) exceeding 10% compound annual growth rate (“CAGR”) over the three year period to 30 June 2006, which is expected to be ahead of industry growth;

•	Improvement in productivity between 4-6% CAGR over this period; and

•	Growth in profitable market share across major product lines.

     Having regard to the factors considered in determining the dividend as set out on page 132, and subject to no significant change in the Group’s strategy and operating environment, the ratio of dividends per share to “cash” earnings is expected to be maintained at around the current level (that is, the ratio with Which new Bank costs added back). The Group expects that the impact of expenses related to Which new Bank will be significantly lower going forward, and benefits will continue to increase. Accordingly, cash earnings should be significantly higher and we expect to increase the dividend per share each year.

     The Bank’s outlook statement was further articulated by the former Chairman, Mr JT Ralph, at the Bank’s Annual General Meeting held on 5 November 2004 as follows:

     “In launching Which new Bank we said that, subject to market conditions continuing over the three years of Which new Bank, the Bank would target a compound

Chairman’s Statement (continued)

annual growth rate in cash earnings per share exceeding 10% per annum, 4-6% compound annual productivity improvement, profitable market share growth across major product lines and increases in the dividend per share each year. Since that time, we have kept our investment spend within the planned expenditure and achieved benefits in excess of plan.

     In the first four months of trading, home lending has continued to grow solidly, but not at the very high rate we witnessed up until December 2003. In the business segment, we are still seeing reasonable growth. We continue to see contraction of margins and the conditions for market trading continue to be quite difficult, with very little volatility in financial markets.

     Credit quality remains strong, with personal and corporate defaults at very low levels. The insurance and fund management businesses have made good progress and investment markets have performed above expectations.

     Looking forward we see no change in the highly competitive environment for financial services. While continuing difficult market trading conditions and regulatory costs will have implications for the Bank’s target cost to income ratio, we still anticipate achieving the targets for Which new Bank. As stated at the time of the full year profit announcement, for the 2005 financial year, the impact of expenses related to Which new Bank will be significantly lower going forward and benefits will continue to increase. Accordingly, cash earnings should be significantly higher and the Bank expects to increase the dividend per share in each year of the program.”

Board Changes

     This Annual General Meeting marked my retirement as Chairman and as a Director of the Bank. Mr Ross Adler also retired from the Board at that meeting. Mr Adler has been a committed and consistent valuable contributor to the deliberations of the Board since his appointment in 1990. He has served on the Audit, Remuneration and Risk Committees of the Board at various times and has always been a diligent member of those committees.

     There have been many changes in the Bank and in the financial services industry since I joined the Board in 1985 and since I became chairman in 1999. Early during my term on the Board the Bank was privatised and became a publicly listed company. There were other significant structural changes along the way, including the merger with the State Bank of Victoria and the acquisition of ASB Bank and Colonial Limited, all of which contributed to the strengthening of the competitive positioning of the Bank. During this time there has been considerable innovation as the Bank has diversified into new lines of wealth management businesses and led the introduction of banking technologies, such as telephone and internet banking and internet broking, with CommSec now servicing the greatest number of broking transactions in the market.

     Currently, the Group is engaged in the most important change since its privatisation, with the Which new Bank program. The execution of this program is vital for the long term success of the Group and it is pleasing, therefore, that such good progress has been made to date. It is an important underpinning of the Board’s commitment to achieving strong growth in all of the Group’s businesses and in growing sustainable and reliable returns for shareholders.

     I have been privileged to serve on your Board and as Chairman for the last five years. I am confident that the Board is well positioned for the future under the capable chairmanship of John Schubert who will be succeeding me. I would like to take the opportunity to thank shareholders, customers and staff for their continued support of the Group.

Corporate Governance

Board of Directors

Charter

     The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:

-	The corporate governance of the Bank, including the establishment of Committees;

-	Oversight of the business and affairs of the Bank by:

–	establishing, with management, the strategies and financial objectives;

–	approving major corporate initiatives;

–	establishing appropriate systems of risk management; and

–	monitoring the performance of management;

-	Communicating with shareholders and the community, results of, and developments in, the operations of the Bank;

-	Appointment of the Chief Executive Officer; and

-	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.

     There is in place a comprehensive set of management delegations to allow management to carry on the business of the Bank.

Composition

     There are currently 10 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors’ report.

     Membership of the Board and Committees is set out below:

DIRECTOR	BOARD MEMBERSHIP		COMMITTEE MEMBERSHIP
			Nominations	Remuneration	Audit	Risk
J T Ralph, AC (1)	Non-executive, Independent	Chairman	Chairman	Chairman		Chairman
J M Schubert (2)	Non-executive, Independent	Deputy Chairman	Member		Chairman	Member
D V Murray	Executive	Chief Executive Officer				Member
N R Adler, AO (1)	Non-executive, Independent				Member	Member
R J Clairs, AO	Non-executive, Independent			Member		Member
A B Daniels, OAM	Non-executive, Independent			Member		Member
C R Galbraith, AM	Non-executive, Independent					Member
S C Kay	Non-executive, Independent					Member
W G Kent, AO	Non-executive, Independent					Member
F D Ryan	Non-executive, Independent				Member	Member
F J Swan	Non-executive, Independent Non-executive,		Member			Member
B K Ward	Independent				Member	Member

(1)	Retired 5 November 2004

(2)	Appointed Chairman to the Board 5 November 2004

     The Constitution of the Bank specifies that:

-	The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;

-	The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board has determined that upon the retirement of Mr Ralph and Mr Adler at the 2004 Annual General Meeting, the number of directors shall be 10; and

-	At each Annual General Meeting one-third of Directors (other than the Chief Executive Officer) shall retire from office and may stand for re-election.

     The Board has established a policy that, with a phasing in provision for existing Directors, the term of directors’ appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years). Directors do not stand for re-election after attaining the age of 70.

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

     Each Director may from time to time have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out in the Directors’ Report and on the Bank’s website. Full details of related party dealings are set out in notes to the Company’s accounts as required by law.

     All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

-	The specific disclosures made by each Director as referred to above;

Corporate Governance (continued)

-	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;

-	That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;

-	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and

-	That no non-executive Director personally carries on any role for the Bank otherwise than as a Director of the Bank.

     The Bank does not consider that term of service on the Board is a factor affecting a Director’s ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board has established a policy limiting Directors’ tenures to ensure that skill sets remain appropriate in a dynamic industry.

Education

     Directors participate in an induction programme upon appointment and in a refresher program on a regular basis. The Board has established a program of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank’s operations.

Review

     The Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every two years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review includes an assessment of the performance of each Director.

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

     The Chairman meets at least annually with members of the senior executive team to discuss with them the Board’s performance and level of involvement from their perspective.

Selection of Directors

     The Nominations Committee has developed a set of criteria for director appointments which have been adopted by the Board. The criteria set the objective of the Board as being as effective, and preferably more effective than the best boards in the comparable peer group. These criteria, which are reviewed annually, ensure that any new appointee is able to contribute to the ongoing effectiveness of the Board, have the ability to exercise sound business judgment, to think strategically and have demonstrated leadership experience, high levels of professional skill and appropriate personal qualities.

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

-	That no Director is, or has been associated directly with, a substantial shareholder of the Bank;

     The Bank has adopted a policy whereby, on appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment.

Policies

     Board policies relevant to the composition and functions of Directors include:

-	The Board will consist of a majority of independent non-executive Directors and the membership of the Nominations, Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors;

-	The Chairman will be an independent non-executive Director. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman;

-	The Board will generally meet monthly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist in involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually;

-	The Board has an agreed policy on the basis on which Directors are entitled to obtain access to company documents and information and to meet with management; and

-	The Bank has in place a procedure whereby, after appropriate consultation, Directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as Directors. The policy of the Bank provides that any such advice is generally made available to all Directors.

Ethical Standards

     Conflicts of Interest

     In accordance with the Constitution and the Corporations Act 2001, Directors are required to disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001 any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter. In addition, any director who has a conflict of interest in connection with any matter being considered by the Board or a Committee does not receive a copy of any paper dealing with the matter.

     Share Trading

     The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.

     The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price-sensitive information, Directors are only permitted to deal within certain periods. These periods include between three and 30 days after the announcement of half yearly and final results and from three days after release of the annual report until 30 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.

     In addition, Bank policy prohibits:

Corporate Governance (continued)

-	For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and

Remuneration Arrangements

     Remuneration Committee

     The Board has established a Remuneration Committee to:

-	Consider changes in remuneration policy likely to have a material impact on the Group;

-	Consider senior executive appointments;

-	Determine remuneration for senior management; and

-	Be informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Group.

     The policy of the Board is that the Committee shall consist entirely of independent non-executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

     The Committee has an established work plan which allows it to review all major human resource policies, strategies and outcomes.

     Non-Executive Directors’ Remuneration

     The Constitution and the Australian Stock Exchange (“ASX”) Listing Rules specify that the aggregate fees of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided among the Directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. The latest determination was at the Annual General Meeting held on 28 October 1999 when shareholders approved aggregate fees of $1,500,000 per year. The Nominations Committee reviews the fees payable to non-executive Directors. Details of individual Directors’ remuneration are set out in Note 44 to the Financial Statements. Directors’ fees do not incorporate any bonus or incentive element.

     In August 2000, the Board approved the introduction of the Non-Executive Directors’ Share Plan which requires the acquisition of shares by non-executive Directors at market price through the mandatory application of 20% of their annual fees. Details of this Plan were set out in the Notice of Meeting for the 2000 Annual General Meeting.

     The Non-Executive Directors’ Retirement Allowance Scheme which provides for retirement benefits to be paid to non-executive Directors was approved by shareholders at the 1997 Annual General Meeting. The terms of this scheme allowed for a benefit on a pro-rata basis to a maximum of four years total emoluments after 12 years service. In July 2002, the Board closed the scheme to any newly appointed directors. The entitlement of the non-executive Directors at the time were not affected and continued to accrue further benefits.

     Chief Executive Officer Remuneration

     The remuneration of Mr Murray (Chief Executive Officer) is fixed by the Board, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001, with remuneration subject to review, from time to time, by the Board, and are consistent with those applying to other executives of the Bank.

     Executive Remuneration

     The Bank’s remuneration systems complement and reinforce its leadership and succession planning systems.

     The Bank’s remuneration framework aims to reward executives with a mix of remuneration appropriate to their level in the organisation and incorporates a significant weighting towards variable (“at risk”) pay linked to performance, both short term and long term. This focus aims to:

-	For executives, any trading (including hedging) in positions prior to vesting of shares or options.

-	reward executives for bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks;

-	align the interests of executives with those of shareholders;

-	link executive reward with the strategic goals and performance of the Bank; and

-	ensure total remuneration is competitive by market standards.

     Remuneration and terms and conditions of employment are specified in an individual contract of employment with each executive which is signed by the executive and the Bank. Remuneration of the Bank’s executives consists of three key elements:

-	Fixed Remuneration;

-	Short Term Incentive (“STI”); and

-	Long Term Incentive (“LTI”).

     The relationship of fixed remuneration and variable pay (potential short term and long term incentives) is established for each level of executive management by the Remuneration Committee.

     Fixed remuneration is reviewed annually by the Remuneration Committee through a process that considers bankwide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. The Committee has access to external advice independent of management.

     Actual STI payments for executives depend on the extent to which operating targets set at the beginning of the financial year are met.

     These targets consist of a number of Key Result Areas (“KRAs”) covering both financial and non-financial measures of performance. Included are measures such as contribution to net profit after tax (“NPAT”), customer service, risk management, product management, and leadership/team contribution.

     STI Payments to executives are usually delivered in two components

-	Fifty percent made as an immediate cash payment; and

-	Fifty percent deferred in the form of shares in the Bank.

     The shares acquired vest in two equal instalments after one and two years respectively. Dividends on the shares are not paid to the executive unless and until the shares vest. Generally, the executive will need to be an employee of the Bank at the relevant vesting date to receive the shares.

     LTI grants to executives are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan (“ERP”).

     No value accrues to the executive unless the Bank’s Total Shareholder Return (“TSR”) at least meets the median of a peer comparator group of companies. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group.

     The percentage of shares vesting in the executive will be based on a sliding scale where 50% of allocated shares vest if the Bank’s TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the return exceeds the 75th percentile, ie. when the Bank’s return is in the top quartile.

     Where the rating is below the median return on the third anniversary of grant, the shares can still vest if the rating reaches the median prior to the fifth anniversary, but the maximum vesting will be 50%.

     Purchase of Shares on the Market

     Currently, Reward Shares purchased on market to satisfy incentives earned by executives under the ERP are charged against profit and loss as are incentives paid in cash and in deferred shares under the Equity Participation Plan (“EPP”). As from the beginning of the 2003 financial

Corporate Governance (continued)

year, total remuneration, which includes the full cost of the ERP and EPP and also the distribution of shares to employees under the ESAP, have been expensed against profits.

     Further Information

     Further detail of remuneration arrangements for Directors and executives of the Bank is outlined in the Directors’ Report. Individual remuneration details of Directors and Specified Executives are set out in Note 44 to the Financial Statements.

Audit Arrangements

     Audit Committee

     The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:

–	The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee;

–	At least twice a year the Audit Committee meets with the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management;

–	The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor;

–	The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management;

–	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board; and

–	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Blue Ribbon Committee of the New York Stock Exchange and the National Association of Securities Dealers of the USA.

–	In carrying out these functions, the Committee:

–	Reviews the financial statements and reports of the Group;

–	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;

–	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and

–	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.

     The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:

–	The financial statements and their conformity with accounting standards, other mandatory reporting and statutory requirements; and

–	The quality of the accounting policies applied and any other significant judgments made.

     The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.

     The Board has determined that Fergus Ryan is an “audit committee financial expert” within the meaning of that term as described in the SEC rules. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members. He is not an auditor, does not perform “field work” and is not a full time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert.

     The Audit Committee is responsible for oversight of management in the preparation of the Bank’s financial statements and financial disclosures. The Audit Committee relies on the information provided by management and the external auditor. The Audit Committee does not have the duty to plan or conduct audits to determine whether the Bank’s financial statements and disclosures are complete and accurate.

     Non-Audit Services

     The Board has in place an External Auditor Services Policy which only permits the Independent Auditor to carry out audit services and audit related services which are an extension of the audit services and certain other services pre-approved by the Audit Committee. All other non-audit services are prohibited. The objective of this policy is to avoid prejudicing the independence of the Auditors.

     The policy also ensures that the Auditors do not, among other things:

–	Assume the role of management or act as an employee;

–	Become an advocate for the Bank;

–	Audit their own work;

–	Create a mutual or conflicting interest between the Auditor and the Bank;

–	Seek contingency fees; nor

–	Have a direct financial or business interest or a material indirect financial or business interest in the Bank or any of its affiliates, or an employment relationship with the Bank or any of its affiliates.

     Under the policy, the Auditor shall not provide the following services:

•	Bookkeeping or services relating to accounting records or financial statements of the Bank;

•	Financial information systems design and implementation;

•	Appraisal or valuation services and fairness opinions;

•	Actuarial services;

•	Internal audit outsourcing services;

•	Management functions, including acting as an employee;

•	Human resources;

•	Broker-dealer, investment adviser or investment banking services;

•	Legal services; or

•	Expert services unrelated to the audit.

     In general terms, the permitted services are:

•	Audit services to the Bank or an affiliate, covered by an engagement letter approved by the Audit Committee, financial and statutory audits of affiliates and services connected with the lodgement of statements or documents with ASX, ASIC, APRA, SEC or other regulatory or supervisory bodies;

•	Services reasonably related to the performance of the audit services;

•	Agreed upon procedures or comfort letters provided by the Auditor to third parties in connection with the Bank’s financing or related activities; and

•	Other services pre-approved by the Audit Committee.

     Auditor

     Ernst & Young was appointed as the Auditor of the Bank at the 1996 Annual General Meeting and continues in that office.

Corporate Governance (continued)

     The audit partner from Ernst & Young attends the Annual General Meetings of the Bank and is available to respond to shareholder audit related questions.

     The Bank currently requires that the partner managing the audit for the external Auditor be changed within a period of five years.

     The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive only after consultation with the Audit Committee.

     The U.S. Securities and Exchange Commission (“SEC”) has requested that the Bank produce documents and information relating to all services provided by the Bank’s external auditors, Ernst & Young, since July 1, 2000, that may impact on the independence of the external auditors under U.S. rules. The Bank understands that the SEC has made similar requests to certain other Australian companies registered with the SEC and their accounting firms.

     The Bank has produced the documents and information requested, which include information regarding a number of engagements in each fiscal year involving the “secondment” of Ernst & Young personnel to entities in the Commonwealth Bank Group, including the internal audit department, and non-management assistance in relation to portions of the financial statements.

     In addition, Ernst & Young has reported to the Bank’s Audit Committee and to the SEC that, during the past three fiscal years, certain Ernst & Young professionals maintained deposit accounts or had other financial relationships with the Commonwealth Bank Group that are prohibited by the SEC’s auditor independence rules. Ernst & Young has advised that the deposit accounts and other financial relationships were generally small in size and that they have been terminated or rectified. Ernst & Young has also reported to the Bank’s Audit Committee regarding (i) certain small non-consolidated trusts managed by a subsidiary of the Bank in Fiji, where three Ernst & Young partners in Fiji owned a company that was appointed as trustee of the trusts prior to the Bank’s acquisition of the manager, and (ii) certain non-operating indirect subsidiaries of the Bank in the United Kingdom, where the Ernst & Young firm in Edinburgh was appointed as liquidator of those subsidiaries. Those activities may also be impermissible under the SEC rules.

     If the SEC determines that the above matters or any other services provided by Ernst & Young to the Commonwealth Bank Group did not comply with applicable rules, the SEC may impose or negotiate a broad range of possible sanctions. Examples of sanctions imposed on audit firms or other companies for breaches of the SEC’s rules have included fines, the entry of cease-and-desist orders or injunctions, or a requirement to engage a different accounting firm to perform procedures and report on aspects of the relevant accounts or financial statements that may have been impacted by auditor independence concerns. Although the Bank cannot predict the nature of any future action by the SEC, based on information currently available to the Bank, the Bank does not believe the outcome of the SEC’s ongoing inquiry will have a material adverse financial effect on the Commonwealth Bank Group.

Risk Management

     Risk Committee

     The Risk Committee oversees credit, market, and operational risks assumed by the Bank in the course of carrying on its business.

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

Nominations Committee

     The Nominations Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non executive directors. The Chief Executive Officer attends the meeting by invitation.

     In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.

Continuous Disclosure

     The Corporations Act 2001 and the ASX Listing Rules require that a company discloses to the market matters which could be expected to have a material effect on the price or value of the company’s securities. The Bank’s “Guidelines for Communication between the Bank and Shareholders” sets out the processes to ensure that shareholders and the market are provided with full and timely information about the Bank’s activities in compliance with continuous disclosure requirements. Management procedures are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.

Ethical Policies

     Values Statement

     The Bank demands the highest standards of honesty and loyalty from all its people and strong governance within the Bank.

     Our values statement – “trust, honesty and integrity” — reflects this standard.

     Statement of Professional Practice

     The Bank has adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees and directors including:

-	To act properly and efficiently in pursuing the objectives of the Bank;

-	To avoid situations which may give rise to a conflict of interest;

-	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;

Corporate Governance (continued)

-	To maintain confidentiality in the affairs of the Bank and its customers; and

–	To be absolutely honest in all professional activities.

     These standards are regularly communicated to staff. In addition, the Bank has established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.

     Code of Ethics

     The Bank has also adopted a Code of Ethics for Senior Financial Officials. The Code applies to the Chief Executive Officer, Chief Financial Officer and Executive General Manager, Group Finance. The Bank has adopted the Code to promote honest and ethical conduct; to promote full, fair, accurate, timely and understandable disclosure; to promote compliance with applicable laws; and to deter any wrongdoing.

     The Code of Ethics for Senior Financial Officials is attached as an exhibit to this annual report on Form 20-F and can be found on the Bank’s website at http://shareholders.commbank.com.au

Our People

     The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining high quality staff and consequently, being in a position to provide good service to our customers.

     There are various policies and systems in place to enable achievement of these goals, including:

-	Fair Treatment Review systems;

-	Equal Employment Opportunity policy;

-	Occupational Health and Safety Systems;

-	Recruitment and selection policies;

-	Performance feedback and review processes;

-	Career assessment and succession planning;

-	Employee share plan; and

-	Supporting Professional Development.

Behaviour Issues

     The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous, if they wish for reporting of these matters.

     The policy has been extended to include reporting of auditing and accounting issues, which will be reported to the Chief Compliance Officer by the Chief Security Officer, who administers the reporting and investigation system. The Chief Security Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.

Governance Philosophy

     The Board has consistently placed great importance on the governance of the Bank, which it believes is vital to the well-being of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risk-taking activities which are the basis of its business. The Guidelines and the practices of the Bank comply with all the current best practice recommendations set by the ASX Corporate Governance Council.

US Sarbanes-Oxley Act

     On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (“SOX Act”), was enacted. By its terms, this Act applies to the Group because it has certain securities registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”).

     Under the Exchange Act, the Bank files periodic reports with the SEC, including an annual report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC has adopted rules requiring that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the annual report on Form 20-F.

     The SOX Act prohibits an issuer from extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan, to or for any director or executive officer of the Group, unless an exception is available. Loans maintained by the Group before 30 July 2002 are exempt so long as there is no material modification to any term of the extension of credit or any renewal of the extension of credit. Ordinary course lending that is considered “consumer credit” is in certain circumstances also exempt. Furthermore, in April 2004, the SEC adopted a rule exempting from the prohibition loans made by foreign banks meeting certain requirements. All loans to directors and executive officers of the Bank:

(1) were made in the ordinary course of business;

(2) were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons; and

(3) did not involve more than the normal risk of collectability or present other unfavorable features.

     Evaluation of disclosure controls and procedures

     Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group’s management, have evaluated the effectiveness of the Group’s disclosure controls and procedures as of 30 June 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that the Group’s disclosure controls and procedures are effective.

     Changes in internal control over financial reporting

     No changes in our internal controls over financial reporting occurred during the year ended 30 June 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Material changes in our internal controls over financial reporting are expected to occur from 1 July 2005 with the transition to International Financial Reporting Standards, refer to Note 1 (pp) to the Financial Statements.

Company Secretaries

     The details of the Bank’s company secretaries, including their experience and qualifications are set out below.

     John Hatton has been Company Secretary of the Commonwealth Bank since 1994.

     From 1985-1994, he was a solicitor with the Bank’s Legal Department.

     He has a law degree from Sydney University and was admitted as a solicitor in New South Wales. He is a Fellow of the Chartered Secretaries Australia and a Member of the Australian Institute of Company Directors.

     Henry Broekhuijse was appointed a Company Secretary to the Bank in August 2001.

     He joined the Commonwealth Bank Legal Department in January 1979 and has approximately 25 years experience as an in-house lawyer.

     He has a BA from Sydney University and an LLB from the University of New South Wales. He is a Member of the Law Society of NSW; Australian Corporate Lawyers Association; City of Sydney Law Society; and the Risk Management Association – Australia.

Directors’ Details

     Set forth below is the Directors’ Report, as taken from the Bank’s Annual Report to shareholders.

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

Deputy Chairman: Telstra Corporation Limited.

Other Interests: Melbourne Business School (Board of Management), Australian Foundation for Science (Chairman), Australian Farm Institute (Chairman), Australian Institute of Company Directors (Fellow), Australian Institute of Management (Fellow), Australian Academy of Science (Fellow), Australian Academy of Technological Science and Engineering (Fellow), Scouts Australia Victorian Branch (President) and St Vincent’s Institute Foundation (Patron).

Mr Ralph is a resident of Victoria. Age 71.

Mr Ralph retired from the Board on 5 November 2004.

John M Schubert, Deputy Chairman

Dr Schubert has been a member of the Board since 1991 and is Chairman of the Audit Committee and a member of the Risk and Nominations Committees. He holds a Bachelor’s Degree and PhD in Chemical Engineering and has experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.

Chairman: Worley Group Limited and G2 Therapies Limited.

Director: BHP Billiton Limited, BHP Billiton plc, and Qantas Airways Limited.

Other Interests: Academy of Technological Science (Fellow), Great Barrier Reef Research Foundation (Deputy Chairman), AGSM Advisory Board (Member), and Business Council of Australia (Member).

Dr Schubert is a resident of New South Wales. Age 61.

Dr Schubert was appointed Chairman on 5 November 2004.

David V Murray, Managing Director and Chief Executive Officer

Mr Murray has been a member of the Board and Chief Executive Officer since June 1992. He holds a Bachelor of Business, Master of Business Administration, an honorary PhD from Macquarie University and has thirty-seven years’ experience in banking. Mr Murray is a member of the Risk Committee.

Director: Tara Anglican School for Girls Foundation Limited.

Other Interests: International Monetary Conference (Member), Asian Bankers’ Association (Member), Australian Bankers’ Association (Member), Asia Pacific Bankers’ Club (Member), Business Council of Australia (Member), and the Financial Sector Advisory Council (Member).

Mr Murray is a resident of New South Wales. Age 55.

N R (Ross) Adler, AO

Mr Adler has been a member of the Board since 1990 and is a member of the Audit and Risk Committees. He holds a Bachelor of Commerce and a Master of Business Administration. He has experience in various commercial enterprises, more recently in the oil and gas and chemical trading industries. He is the former Managing Director and Chief Executive Officer of Santos Limited.

Chairman: Austrade and Amtrade International Pty Ltd.

Director: Australian Institute of Commercialisation Ltd and AWL Enterprises Pty Ltd.

Other Interests: Adelaide Festival (Chairman), University of Adelaide (Council Member and Chairman of the Finance Committee) and Executive Member of the Australian Japan Business Co-operation Committee.

Mr Adler is a resident of South Australia. Age 59.

Mr Adler retired from the Board on 5 November 2004.

Reg J Clairs, AO

Mr Clairs has been a member of the Board since March 1999 and is a member of the Remuneration and Risk Committees. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years’ experience in retailing, branding and customer service.

Director: David Jones Ltd and The Cellnet Group.

Deputy Chairman: National Australia Day Council.

Other Interests: Institute of Company Directors (Member).

Mr Clairs is a resident of Queensland. Age 66.

A B (Tony) Daniels, OAM

Mr Daniels has been a member of the Board since March 2000 and is a member of the Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. He has also worked with government in superannuation, competition policy and export facilitation.

Director: Australian Gas Light Company and O’Connell St Associates.

Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Daniels is a resident of New South Wales. Age 69.

Colin R Galbraith, AM

Mr Galbraith has been a member of the Board since June 2000 and is a member of the Risk Committee. He was previously a Director of Colonial Limited, appointed 1996. He is a partner of Allens Arthur Robinson, Lawyers.

Chairman: BHP Billiton Community Trust.

Director: GasNet Australia (Group) and OneSteel Limited.

Directors’ Details (continued)

Other Interests: Council of Legal Education in Victoria (Honorary Secretary), CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee).

Mr Galbraith is a resident of Victoria. Age 56.

S Carolyn H Kay

Ms Kay has been a member of the Board since March 2003 and is also a member of the Risk Committee. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.

Director: Mayne Group Limited and Deputy Chair Victorian Funds Management Corporation.

Other Interests: Australian Institute of Company Directors (Fellow).

Ms Kay is resident in Victoria. Age 42.

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

Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.

Director: Perpetual Trustees Australia Limited Group.

Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Australian Institute of Bankers (Fellow) and the Chartered Institute of Company Secretaries (Fellow).

Mr Kent is a resident of Western Australia. Age 68.

Fergus D Ryan

Mr Ryan has been a member of the Board since March 2000 and is a member of the Audit and Risk Committees. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. Until November 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.

Member: Prime Minister’s Community Business Partnership and Council of the National Library of Australia.

Director: Australian Foundation Investment Company Limited and Clayton UTZ.

Other Interests: Committee for Melbourne (Patron), Pacific Institute (Counsellor) and Special Committee for Mature Age Workers (Chairman).

Mr Ryan is a resident of Victoria. Age 61.

Frank J Swan

Mr Swan has been a member of the Board since July 1997 and is a member of the Risk and Nominations Committees. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.

Chairman: Foster’s Group Limited and Centacare Catholic Family Services.

Director: National Foods Limited.

Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Swan is a resident of Victoria. Age 63.

Barbara K Ward

Ms Ward has been a member of the Board since 1994 and is a member of the Audit and Risk Committees. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.

Chairperson: Country Energy.

Director: Lion Nathan Limited, Allens Arthur Robinson, Multiplex Limited and Multiplex Funds Management Limited.

Other Interests: Sydney Opera House Trust (Trustee), Australia Day Council of New South Wales (Member) and Australian Institute of Company Directors (Member).

Ms Ward is a resident of New South Wales. Age 50.

Directors’ Details (continued)

Directors’ Meetings

     The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank during the financial year were:

DIRECTOR	DIRECTORS’ MEETINGS
	No. of Meetings Held(1)	No. of Meetings Attended
J T Ralph	11	11
J M Schubert	11	11
D V Murray	11	11
N R Adler	11	11
R J Clairs	11	11
A B Daniels	11	11
C R Galbraith	11	11
S C Kay	11	11
W G Kent	11	11
F D Ryan	11	10
F J Swan	11	9
B K Ward	11	9

(1)	The number of meetings held during the time the Director held office during the year.

DIRECTOR	COMMITTEE MEETINGS
	Risk Committee		Audit Committee		Remuneration Committee
	No. of	No. of	No. of	No. of	No. of	No. of
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
	Held(1)	Attended	Held(1)	Attended	Held(1)	Attended
J T Ralph	8	8			8	8
J M Schubert(2)	4	4	7	7
D V Murray	8	8
N R Adler(2)	4	3	7	7
R J Clairs(2)	4	4			8	8
A B Daniels(2)	4	4			8	8
C R Galbraith	8	8
S C Kay	8	8
W G Kent	8	8
F D Ryan(2)	4	4	7	7
F J Swan	8	7
B K Ward(2)	4	3	7	7

DIRECTOR	NOMINATIONS COMMITTEE
	No. of Meetings Held(1)	No. of Meetings Attended
J T Ralph	2	2
J M Schubert	2	2
D V Murray	2	2
F J Swan	2	2

(1)	The number of meetings held during the time the Director was a member of the relevant committee.

(2)	Directors appointed to Risk Committee in April 2004.

Principal Activities

     The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:

(i)	Banking

     The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group has leading domestic market shares in home loans, personal loans, retail deposits and discount stockbroking, and is one of Australia’s largest issuers of credit cards. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products. For our corporate and institutional clients, we offer a broad range of structured finance, equities and advisory solutions, financial markets and equity markets solutions, transactions banking, and merchant acquiring. The Group also has full service banking operations in New Zealand and Fiji. The Group has wholesale banking operations in London, New York, Hong Kong, Singapore and Tokyo.

(ii)	Funds Management

     The Group is Australia’s largest funds manager and largest retail funds manager in terms of its total value of funds under administration. The Group’s funds management business is managed as part of the Investment and Insurance Services division. This business manages a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.

     The Group also has funds management businesses in New Zealand, UK and Asia.

(iii)	Insurance

     The Group provides term insurance, disability insurance, annuities, master trusts, investment products and household general insurance.

Directors’ Details (continued)

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

Consolidated Profit

     Consolidated operating profit after tax and outside equity interests for the financial year ended 30 June 2004 was $2,572 million (2003: $2,012 million).

     The principal contributing factors to this profit increase were a growth in net interest income reflecting continued strong housing loan growth together with growth in commissions, and a decrease in charge for bad and doubtful debts. Operating expenses, excluding Which new Bank expenses have increased by 4% over the year, primarily due to salary increases and increases in volume related expenses. Funds management and insurance income rose, which reflects the effect of rising equity markets for most of the year and improved underwriting and claims management.

     On 19 September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation program and involves the Group in additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the period to 30 June 2004 such expenses and provisions have totalled $749 million and principally comprise redundancies, expensing of previously capitalised software of $219 million, process improvements and branch refurbishment. The outstanding provision for Which new Bank costs at 30 June 2004 is $208 million.

Dividends

     The Directors have declared a fully franked (at 30%) final dividend of 104 cents per share amounting to $1,315 million. The dividend will be payable on 24 September 2004 to shareholders on the register at 5pm on 20 August 2004. Dividends paid since the end of the previous financial year:

•	As declared in last year’s report, a fully franked final dividend of 85 cents per share amounting to $1,066 million was paid on 8 October 2003. The payment comprised cash disbursements of $865 million with $201 million being reinvested by participants through the Dividend Reinvestment Plan; and

•	In respect of the current year, a fully franked interim dividend of 79 cents per share amounting to $996 million was paid on 30 March 2004. The payment comprised cash disbursements of $808 million with $188 million being reinvested by participants through the Dividend Reinvestment Plan.

•	Additionally, quarterly dividends totalling $37 million for the year were paid on the PERLS preference shares; $15 million on the PERLS II (for distributions in March 2004 and June 2004); $40 million on the Trust Preferred Securities; and $9 million on the ASB Capital preference shares.

Review of Operations

     An analysis of operations for the financial year is set out in the Highlights on pages 6 to 9 and business analysis on pages 15 to 37.

Changes in State of Affairs

     During the year, the Group made significant progress in implementing a number of strategic initiatives under the Which new Bank program launched in September 2003.

     The program is designed to ensure a better service outcome for the Group’s customers.

     The major initiatives undertaken during the year included:

•	Changes to the home loan process, which make applying for a new loan much simpler and easier;

•	The refurbishment of 125 branches to a modern layout conducive to effective customer service;

•	A continued emphasis on reducing customer waiting times and changes to frontline customer service roles designed to ensure a greater proportion of staff time is spent serving customers; and

•	A restructure of funds management back office services to reduce costs and provide simpler processes.

     In May 2004 the Bank announced the merger of its Premium Financial Services and Institutional and Business Services divisions to form Premium Business Services. This merger did not result in any significant change in the nature of the business activities.

     There were no other significant changes in the state of affairs of the Group during the financial year.

Events Subsequent to Balance Date

     The Directors are not aware of any matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Future Developments and Results

     Major developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chairman’s Statement on page 53. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.

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

Options

     An Executive Option Plan (“EOP”) was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002. A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdles for the August 1999 and September 2000 EOP grants were met. During the financial year and for the period to the date of this report 1,837,600 shares were allotted by the Bank consequent to the exercise of options granted under the Executive Option Plan and Equity Reward Plan. Full details of the Plan are disclosed in Note 29 to the financial statements. No options have been allocated since the beginning of the 2001/02 financial year.

     The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

Directors’ Details (continued)

     For details of the options previously granted to the Chief Executive Officer, being a director, refer to Note 44 to the Financial Statements.

Directors’ Interests in Contracts

     A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.

Directors’ and Officers’ Indemnity

     Article 19 of the Commonwealth Bank’s Constitution provides: “To the extent permitted by law, the company indemnifies every director, officer and employee of the company against any liability incurred by that person (a) in his or her capacity as a director, officer or employee of the company and (b) to a person other than the company or a related body corporate of the company. The company indemnifies every director, officer and employee of the company against any liability for costs and expenses incurred by the person in his or her capacity as a director, officer or employee of the company (a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted or (b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001, provided that the director, officer or employee has obtained the company’s prior written approval (which shall not be unreasonably withheld) to incur the costs and expenses in relation to the proceedings”.

     An indemnity for employees, who are not directors, secretaries or executive officers, is not expressly restricted in any way by the Corporations Act 2001.

     The Directors, as named on pages 61 to 62 of this report, and the Secretaries of the Commonwealth Bank, being J D Hatton and H J Broekhuijse are indemnified under Article 19 as are all the executive officers of the Commonwealth Bank.

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

Remuneration

     This report outlines the remuneration arrangements for Directors and executives of the Bank. In compiling this report, the Bank has taken into account the requirements of the Government’s Corporate Law and Economic Reform Program (“CLERP 9”) which is to take effect for reporting periods commencing from 1 July 2004. Whilst the Bank is not required to report under the new CLERP 9 framework for the year ended 30 June 2004, the Bank believes that this report will assist in meeting the intent of these reforms and will ensure that these requirements are met for future reporting periods.

     Remuneration Committee

     The Bank’s remuneration arrangements are overseen by the Remuneration Committee of the Board. The Committee considers changes in remuneration policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Bank.

     The Committee also considers senior appointments and remuneration arrangements for senior management. The remuneration arrangements for the CEO and his direct reports are approved by the full Board.

     The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

     The Committee engages an external consultant to advise it directly in relation to the remuneration of executives.

     Non-Executive Director Remuneration

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

     Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors accumulate a retirement benefit on a pro-rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrues until the Director has served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of then existing Non-Executive Directors. After that time new Directors are not entitled to participate in the scheme. As part of a proposed arrangement relating to remuneration, the Board will be seeking shareholder approval at the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach will result in remuneration arrangements being expressed in a more transparent manner which does not include retirement benefits (other than compulsory superannuation).

     Remuneration Principles and Structure

     The Bank’s remuneration systems complement and reinforce its leadership and succession planning systems.

     The Bank’s remuneration framework aims to reward executives with a mix of remuneration appropriate to their level in the organisation and incorporates a significant weighting towards variable (‘at risk’) pay linked to performance, both short term and long term. This focus aims to:

•	Reward executives for bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks;

•	Align the interests of executives with those of shareholders;

•	Link executive reward with the strategic goals and performance of the Bank; and

•	Ensure total remuneration is competitive by market standards.

     In determining appropriate levels of executive remuneration, the Remuneration Committee engaged an external consultant to provide independent advice both in

Directors’ Details (continued)

the form of a written report detailing market levels of remuneration for comparable executive roles as well as the participation of the independent consultant in the meeting from which the Committee makes its recommendations to the Board.

     Remuneration and terms and conditions of employment are specified in an individual contract of employment with each executive which is signed by the executive and the Bank. Remuneration of the Bank’s executives consists of three key elements:

•	Fixed Remuneration;

•	Short Term Incentive (“STI”); and

•	Long Term Incentive (“LTI”).

     The relationship of fixed remuneration and variable pay (potential short term and long term incentives) is established for each level of executive management by the Remuneration Committee.

     Currently, the variable component of remuneration is in the general range of around 35% to 80% of an executive’s total potential remuneration depending on their level in the organisation. As a result of the review with the external consultant of developments in the market, and benchmarking against peer organisations, the distribution of total potential remuneration for executives is being modified in the current year so as to increase the percentage for the STI component and decrease the percentage for the LTI component. For senior executives, including the CEO, the maximum STI potential available will generally be an amount equal to fixed remuneration.

     The structure for some specialists differs from that which applies generally to executive management. With specialists, a greater proportion of the variable component of remuneration may be in short term rather than long term incentives but the overall mix of remuneration is still heavily weighted towards ‘at risk’ pay.

     Fixed Remuneration

     Fixed remuneration is competitively set so that the Bank can attract, motivate and retain high calibre local and international executive staff.

     Fixed remuneration is reviewed annually by the Remuneration Committee through a process that considers bankwide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

     Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation.

     Variable Pay – Short Term Incentive (“STI”)

     Actual STI payments for executives depend on the extent to which operating targets set at the beginning of the financial year are met.

     These targets consist of a number of Key Result Areas (“KRAs”) covering both financial and non-financial measures of performance. Included are measures such as contribution to net profit after tax, customer service, risk management, product management, and leadership/team contribution.

     Depending on the executive’s level within the organisation, any actual STI payments received are based on a combination of bankwide, business unit and individual performance.

     On an annual basis, after consideration of performance against KRAs, an overall performance rating for the Bank and each individual business unit is approved by the Remuneration Committee. Individual performance is assessed by the executive’s manager based on the Bank’s performance management system.

     Executives who are not meeting the expectations of their role will generally not receive a payment.

     The aggregate of annual STI payments available for executives across the Bank is subject to the approval of the Remuneration Committee. In the case of the Chief Executive Officer and his senior direct reports, individual payments are subject to the approval of the Board.

     STI payments to executives are usually delivered in two components:

•	Fifty percent made as an immediate cash payment; and

•	Fifty percent deferred in the form of shares in the Bank.

     Shares are acquired under the mandatory component of the Bank’s Equity Participation Plan, more details of which may be found in Note 29 to the Financial Statements. The shares acquired vest in two equal instalments of one and two years respectively. Dividends on the shares are not paid to the executive unless and until the shares vest. Generally, the executive will need to be an employee of the Bank at the relevant vesting date to receive the shares.

     Variable Pay – Long Term Incentive (“LTI”)

     LTI grants to executives are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan (“ERP”).

     LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the Bank’s performance against the relevant hurdle. Participation is thus restricted to executives who, in a reporting sense, are no more than three levels removed from the Chief Executive Officer.

     The quantum of grants made to each executive depends on their level within the organisation and has regard to the desired mix between fixed remuneration, short term and long term incentive as well as the performance and potential of the individual executive.

     No value will accrue to the executive unless the Bank’s Total Shareholder Return (“TSR”) at least meets the median of a peer comparator group of companies. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group. The table over the page provides a summary of the ERP grants that were in operation during the 2003/04 year.

Directors’ Details (continued)

	2000 Grant	2001 Grant	2002 Grant	2003 Grant
Commencement Date	13 Sep 2000	3 Sep 2001	2 Sep 2002	1 Sep 2003
First Possible Vesting Date	14 Sep 2003	4 Sep 2004	3 Sep 2005	2 Sep 2006
Final Possible Vesting Date	13 Sep 2005	3 Sep 2006	2 Sep 2007	1 Sep 2008

Performance Hurdle	TSR vs Peer Group. If the performance hurdle is not reached after three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within five years from the commencement date.	TSR vs Peer Group. Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Vesting Scale	< Weighted Average of Peers = 0% > Weighted Average of Peers = 100%	< 50th percentile = NIL 50th – 67th percentile = 50% - 75% 68th – 75th percentile = 76% - 100%

Status as at 30 June 2004	Vested on 31 Mar 04	Not yet vested	Not yet vested	Not yet vested

Peer Group	•	Adelaide Bank
	•	Australia & New Zealand Banking Group
(GIO and BankWest were	•	AMP
included prior to 19/01/00	•	AXA
and 26/08/03 respectively)	•	Bank of Queensland
	•	Bendigo Bank
	•	IAG
	•	Macquarie Bank
	•	National Australia Bank
	•	St George
	•	Suncorp-Metway
	•	QBE Insurance
	•	Westpac Banking Corporation

     The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and reward for executives.

     In assessing whether the performance hurdles for each grant have been met, the Bank receives independent data from Standard & Poors which provides both the Bank’s TSR growth from the commencement of each grant and that of the peer group (excluding the Bank). The Bank’s performance against the hurdle is then determined as follows:

•	For grants prior to 2002, the TSR of each company in the peer group is weighted by market capitalisation to form an index against which the Bank’s TSR is compared; and

•	For grants in 2002 and 2003, each company in the peer group and the Bank is ranked in order of TSR growth from the commencement of each grant. The Bank’s percentile ranking is determined by aggregating the weighting within the peer group (based on market capitalisation) of each company ranked below the Bank.

     The peer group chosen for comparison reflects the Bank’s current business mix.

     Further details of the ERP may be found in Note 29 to the Financial Statements.

     Severance Arrangements

     The Bank’s executive contracts generally provide for severance payments of up to six months in the case of retrenchment. The contracts generally provide for a four week notice period.

     On exit from the Bank, executives are entitled to receive their statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits.

     Executives who leave the Bank during a given performance year (i.e. 1 July to 30 June) will generally not receive an STI payment for that year except in the circumstances of retrenchment, retirement or death. In those circumstances a pro-rated payment may be made based on the length of service during the performance year.

     Deferred shares from previous STI grants are usually forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement and death any unvested shares will generally vest immediately.

     LTI grants are generally forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement or death the executive or their estate may, at Board discretion, retain a pro-rated grant of long term incentives. Vesting of any long term incentives retained by the executive will still be subject to the performance hurdle relevant to that grant.

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

     Mr Murray’s remuneration arrangements are in line with other executives except in relation to the need to seek shareholder approval of LTI grants.

     At the 2004 Annual General Meeting (“AGM”), the Board will be seeking the approval of shareholders for a

Directors’ Details (continued)

maximum of 250,000 shares to be allocated to Mr Murray under the ERP in two tranches prior to the 2006 AGM. Mr Murray was granted 110,000 shares in 2002 and 90,000 shares in 2003 from the 200,000 shares approved at the 2001 AGM. At the 2001 AGM, shareholders also approved 1,000,000 options to be granted to Mr Murray. In line with the Bank’s decision to cease granting options to executives in 2002 none of the 1,000,000 options approved by shareholders were allocated and it is not intended to allocate these options.

     The severance arrangements in Mr Murray’s contract, other than for misconduct, provide for a notice period of six months and a pro-rata payment of the average of the previous three years short term incentive payment, payable in the event of termination by the Bank, after 1 May but before 30 June each year. In such circumstances, Mr Murray may exercise all vested options and obtain vested shares (including those that vest within two years from the Termination Date) within a period of three years from the Termination Date.

     Individual Remuneration details for Directors and Specified Executives

     The CLERP 9 reforms mentioned earlier in this report require that individual remuneration details of Directors and Specified Executives be included in this report. These requirements duplicate those of Accounting Standard AASB 1046 which requires these same details to be set out in the notes to the accounts. To avoid duplication, individual remuneration details of Directors and Specified Executives are set out in Note 44 to the financial statements.

Incorporation of Additional Material

     This report incorporates the Financial Highlights, Business Analysis, Corporate Governance and Shareholding Information sections of this Annual Report.

Roundings

     The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).

     Signed in accordance with a resolution of the Directors.

Five Year Financial Summary (Australian GAAP)

	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Financial Performance
Net interest income	5,410	5,026	4,710	4,474	3,719
Other operating income	5,081	4,373	4,358	4,350	2,420

Total operating income	10,491	9,399	9,068	8,824	6,139
Charge for bad and doubtful debts	276	305	449	385	196
Operating expenses:
Comparable business	5,500	5,312	5,201	5,170	3,407
Initiatives including Which New Bank	749	239	—	—	—

	6,249	5,551	5,201	5,170	3,407
Operating profit before goodwill amortisation, appraisal value uplift, abnormal items and income tax expense	3,966	3,543	3,418	3,269	2,536
Income tax expense	(1,262)	(958)	(916)	(993)	(820)
Outside equity interests	(9)	(6)	(1)	(14)	(38)

Net profit after tax (“cash basis”)	2,695	2,579	2,501	2,262	1,678
Abnormal items	—	—	—	—	967
Income tax credit on abnormal items	—	—	—	—	20
Appraisal value uplift/(reduction)	201	(245)	477	474	92
Goodwill amortisation	(324)	(322)	(323)	(338)	(57)

Operating profit after income tax attributable to members of the Bank	2,572	2,012	2,655	2,398	2,700

Contributions to profit (after tax)
Banking	2,176	2,234	2,067	1,793	1,513
Funds management	268	216	368	323	36
Insurance	251	129	66	146	129

Profit on operations (“cash basis”)	2,695	2,579	2,501	2,262	1,678
Goodwill amortisation	(324)	(322)	(323)	(338)	(57)
Appraisal value uplift/(reduction)	201	(245)	477	474	92
Abnormal income/(expense) after tax	—	—	—	—	987

Operating profit after income tax	2,572	2,012	2,655	2,398	2,700

Financial Position
Loans, advances and other receivables	189,391	160,347	147,074	136,059	132,263
Total assets	305,995	265,110	249,648	230,411	218,259
Deposits and other public borrowings	163,177	140,974	132,800	117,355	112,594
Total liabilities	281,110	242,958	228,592	210,563	199,824
Shareholders’ equity	22,405	20,024	19,030	18,393	17,472
Net tangible assets	17,700	14,995	13,639	12,677	11,942
Risk weighted assets	169,321	146,808	141,049	138,383	128,484
Average interest earning assets	214,187	188,270	170,634	160,607	129,163
Average interest bearing liabilities	197,532	174,737	157,105	145,978	117,075
Assets (on balance sheet)
Australia	252,652	221,248	208,673	196,918	187,452
New Zealand	35,059	27,567	24,579	20,208	16,661
Other	18,284	16,295	16,396	13,285	14,146

Total Assets	305,995	265,110	249,648	230,411	218,259

Five Year Financial Summary (Australian GAAP) continued

	2004	2003	2002	2001	2000
Shareholder Summary
Dividends per share (cents) — fully franked	183	154	150	136	130
Dividend cover (times) — statutory	1.1	0.9	1.4	1.4	1.2
Dividend cover (times) — cash	1.1	1.3	1.3	1.3	1.6
Earnings per share (cents)
Basic
before abnormal items	196.9	157.4	209.6	189.6	184.8
after abnormal items	196.9	157.4	209.6	189.6	291.2
cash basis(1)	206.6	202.6	197.3	178.8	181.0
Fully Diluted
before abnormal items	196.8	157.3	209.3	189.3	184.4
after abnormal items	196.8	157.3	209.3	189.3	290.7
cash basis(1)	206.5	202.5	197.0	178.6	180.6
Dividend payout ratio (%)(2)
before abnormal items	93.5	97.7	71.7	71.2	83.5
after abnormal items	93.5	97.7	71.7	71.2	53.0
cash basis(1)	89.1	75.9	76.2	75.5	85.3
Net tangible assets per share ($)	12.2	11.4	10.3	9.6	9.2
Weighted average number of shares (basic) (m)	1,256	1,253	1,250	1,260	927
Weighted average number of shares (fully diluted)(m)	1,257	1,254	1,252	1,262	929
Number of shareholders	714,901	746,073	722,612	709,647	788,791
Share prices for the year ($)
Trading high	33.54	32.75	34.94	34.15	27.95
Trading low	27.00	23.05	24.75	26.18	22.54
End (closing price)	32.58	29.55	32.93	34.15	27.69
Performance Ratios (%)
Return on average shareholders’ equity(3)(4)
before abnormal items	13.0	10.7	14.7	13.5	22.1
after abnormal items	13.0	10.7	14.7	13.5	34.8
cash basis	13.2	13.3	13.1	12.0	19.1
Return on average total assets(3)
before abnormal items	0.9	0.8	1.1	1.1	1.1
after abnormal items	0.9	0.8	1.1	1.1	1.7
cash basis	0.9	1.0	1.0	1.0	0.9
Capital adequacy — Tier 1	7.43	6.96	6.78	6.51	7.49
Capital adequacy — Tier 2	3.93	4.21	4.28	4.18	4.75
Deductions	(1.11)	(1.44)	(1.26)	(1.53)	(2.49)
Capital adequacy – Total	10.25	9.73	9.80	9.16	9.75
Net interest margin	2.53	2.67	2.76	2.78	2.88
Other Information (numbers)
Full time staff equivalent(5)	36,296	35,845	37,245	37,460	39,631
Branches/service centres (Australia)	1,012	1,014	1,020	1,066	1,441
Agencies (Australia)	3,866	3,893	3,936	3,928	4,020
ATMs (Proprietary)	3,109	3,116	3,049	2,931	3,092
EFTPOS terminals	126,049	129,959	126,613	122,074	116,064
EzyBanking	815	760	730	659	603
Productivity
Total Operating Income per full-time (equivalent) employee ($)	278,047	262,212	262,856	235,558	198,479
Staff Expense/Total Operating Income (%)	24.3	26.1	26.4	26.7	27.8
Total Operating Expenses(6)/Total Operating Income (%)	59.6	59.1	57.4	58.6	57.2

(1)	‘Cash earnings’ for the purpose of these financial statements is defined as net profit after tax and before abnormal items, goodwill amortisation and life insurance and funds management appraisal value uplift.

(2)	Dividends paid divided by earnings.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity/average total assets.

(4)	2004 and 2003 shareholders’ equity includes retained earnings before provision for final dividend of $ 1,315 million and $1,066 million respectively. Prior periods’ return on average shareholders’ equity – cash basis have been restated to exclude the provision for final dividend.

(5)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.

(6)	Total Operating Expenses excluding goodwill amortisation and charge for bad and doubtful debts. Note the different business mix following the Colonial acquisition impacts comparison with prior years.

Financial Statements

Statements of Financial Performance		53
Statements of Financial Position		54
Statements of Changes in Shareholders’ Equity		55
Statements of Cash Flows		56
Notes to the Financial Statements		57
1.	Summary of Significant Accounting Policies	57
2.	Operating Profit	65
3.	Revenue from Ordinary Activities	67
4.	Average Balances and Related Interest	68
5.	Income Tax Expense	72
6.	Dividends	74
7.	Earnings Per Share	75
8.	Cash and Liquid Assets	75
9.	Receivables from Other Financial Institutions	75
10.	Trading Securities	76
11.	Investment Securities	77
12.	Loans, Advances and Other Receivables	80
13.	Provisions for Impairment	83
14.	Credit Risk Management	87
15.	Asset Quality	94
16.	Insurance Investment Assets	99
17.	Deposits with Regulatory Authorities	99
18.	Shares in and Loans to Controlled Entities	99
19.	Property, Plant and Equipment	100
20.	Intangible Assets	102
21.	Other Assets	103
22.	Deposits and Other Public Borrowings	104
23.	Payables to Other Financial Institutions	105
24.	Income Tax Liability	105
25.	Other Provisions	106
26.	Debt Issues	107
27.	Bills Payable and Other Liabilities	109
28.	Loan Capital	110
29.	Share Capital	112
30.	Outside Equity Interests	118
31.	Capital Adequacy	119
32.	Maturity Analysis of Monetary Assets and Liabilities	123
33.	Financial Reporting by Segments	125
34.	Life Insurance Business	129
35.	Remuneration of Auditors	135
36.	Commitments for Capital Expenditures Not Provided for in the Accounts	135
37.	Lease Commitments - Property, Plant and Equipment	135
38.	Contingent Liabilities and Assets	136
39.	Market Risk	138
40.	Superannuation Commitments	149
41.	Controlled Entities	150
42.	Investments in Associated Entities and Joint Ventures	153
43.	Standby Arrangements and Unused Credit Facilities	153
44.	Director and Executive Disclosures	154
45.	Related Party Disclosures	164
46.	Statement of Cash Flow	165
47.	Disclosures about Fair Value of Financial Instruments	167
Directors’ Declaration		169
Independent Audit Report		170
Shareholding Information		171
International Representation		175

Statements of Financial Performance
for the year ended 30 June 2004

				GROUP		BANK
		2004	2003	2002	2004	2003
	Note	$M	$M	$M	$M	$M
Interest income	2	13,287	11,528	10,455	11,053	9,477
Interest expense	2	7,877	6,502	5,745	6,649	5,336

Net interest income		5,410	5,026	4,710	4,404	4,141
Other income:
Revenue from sale of assets		943	128	718	1,398	67
Written down value of assets sold		(874)	(106)	(628)	(1,823)	(52)
Other		2,777	2,605	2,462	3,737	3,339

Net banking operating income		8,256	7,653	7,262	7,716	7,495
Funds management fee income including premiums	3	1,175	1,149	1,083	—	—
Investment revenue	3	1,967	8	(393)	—	—
Claims and policyholder liability expense		(1,809)	(91)	457	—	—

Net funds management operating income		1,333	1,066	1,147	—	—
Premiums and related revenue	3	1,012	1,131	866	—	—
Investment revenue	3	840	620	293	—	—
Claims and policyholder liability expense		(950)	(1,071)	(500)	—	—

Insurance margin on services operating income		902	680	659	—	—

Total net operating income before appraisal value uplift/(reduction)		10,491	9,399	9,068	7,716	7,495
Charge for bad and doubtful debts	2,13	276	305	449	263	266
Operating expenses:
Comparable business	2	5,500	5,312	5,201	4,226	3,997
Initiatives including Which new Bank(1)	2	749	239	—	725	239

	2	6,249	5,551	5,201	4,951	4,236

Appraisal value uplift/(reduction)	34	201	(245)	477	—	—
Goodwill amortisation		(324)	(322)	(323)	(186)	(186)

Profit from ordinary activities before income tax		3,843	2,976	3,572	2,316	2,807
Income tax expense	5	1,262	958	916	669	708

Profit from ordinary activities after income tax		2,581	2,018	2,656	1,647	2,099
Outside equity interests in net profit		(9)	(6)	(1)	—	—

Net profit attributable to members of the Bank		2,572	2,012	2,655	1,647	2,099

Foreign currency translation adjustment		(8)	(129)	(146)	10	(7)
Revaluation of properties		54	3	(1)	43	—

Total valuation adjustments		46	(126)	(147)	53	(7)

Total changes in equity other than those resulting from transactions with owners as owners		2,618	1,886	2,508	1,700	2,092

		Cents per share
Earnings per share based on net profit distributable to members of the Bank:
Basic	7	196.9	157.4	209.6
Fully diluted	7	196.8	157.3	209.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	6	183	154	150
Preference shares (issued 6 April 2001)	6	1,065	1,019	970
Other equity instruments (issued 6 August 2003)		7,306	—	—
Other equity instruments (issued 6 January 2004)		402	—	—

(1)	June 2004 results reflects the Which new Bank program, while prior year includes strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

Statements of Financial Position
as at 30 June 2004

			GROUP		BANK
		2004	2003	2004	2003
	Note	$M	$M	$M	$M
Assets
Cash and liquid assets	8	6,453	5,575	6,485	5,356
Receivables due from other financial institutions	9	8,369	7,066	7,068	5,436
Trading securities	10	14,896	10,435	12,877	8,072
Investment securities	11	11,447	11,036	6,626	6,831
Loans, advances and other receivables	12	189,391	160,347	154,139	131,537
Bank acceptances of customers		15,019	13,197	15,160	13,521
Insurance investment assets	16	28,942	27,835	—	—
Deposits with regulatory authorities	17	38	23	4	2
Shares in and loans to controlled entities	18	—	—	23,677	23,559
Property, plant and equipment	19	1,204	821	722	608
Investment in associates	42	239	287	220	252
Intangible assets	20	4,705	5,029	2,522	2,708
Other assets	21	25,292	23,459	18,849	16,748

Total Assets		305,995	265,110	248,349	214,630

Liabilities
Deposits and other public borrowings	22	163,177	140,974	142,469	122,946
Payables due to other financial institutions	23	6,641	7,538	6,611	7,504
Bank acceptances		15,019	13,197	15,160	13,521
Due to controlled entities		—	—	14,176	11,308
Provision for dividend	6	14	12	13	12
Income tax liability	24	811	876	690	527
Other provisions	25	997	819	819	684
Insurance policyholder liabilities	34	24,638	23,861	—	—
Debt issues	26	44,042	30,629	24,449	16,684
Bills payable and other liabilities	27	19,140	19,027	17,888	17,456

		274,479	236,933	222,275	190,642
Loan Capital	28	6,631	6,025	7,338	5,937

Total Liabilities		281,110	242,958	229,613	196,579

Net Assets		24,885	22,152	18,736	18,051

Shareholders’ Equity
Share capital:
Ordinary share capital	29	13,359	12,678	13,359	12,678
Preference share capital	29	687	687	687	687
Other equity instruments	29	1,573	—	737	—
Reserves		3,946	3,850	2,148	2,095
Retained profits		2,840	2,809	1,805	2,591

Shareholders’ equity attributable to members of the Bank		22,405	20,024	18,736	18,051

Outside equity interests:
Controlled entities	30	304	304	—	—
Insurance statutory funds and other funds	30	2,176	1,824	—	—

Total outside equity interests		2,480	2,128	—	—

Total Shareholders’ Equity		24,885	22,152	18,736	18,051

Statements of Changes in Shareholders’ Equity
for the year ended 30 June 2004

				GROUP		BANK
		2004	2003	2002	2004	2003
	Note	$M	$M	$M	$M	$M
Ordinary Share Capital	29
Opening balance		12,678	12,665	12,455	12,678	12,665
Buy back		(213)	—	—	(213)	—
Buy back for dividend reinvestment plan		—	(361)	(158)	—	(361)
Dividend reinvestment plan		389	361	329	389	361
Employee share ownership schemes		38	13	39	38	13
Share purchase plan		467	—	—	467	—

Closing balance		13,359	12,678	12,665	13,359	12,678

Preference Share Capital	29
Opening balance		687	687	687	687	687

Closing balance		687	687	687	687	687

Other Equity Instruments	29
Opening balance		—	—	—	—	—
Issue of instruments		1,573	—	—	737	—

Closing balance		1,573	—	—	737	—

Retained profits
Opening balance		2,809	1,452	1,160	2,591	1,402
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)		—	1,027	—	—	1,027
Share buy back		(319)	—	—	(319)	—
Transfers from reserves		142	250	250	—	—
Operating profit attributable to members of Bank		2,572	2,012	2,655	1,647	2,099

Total available for appropriation		5,204	4,741	4,065	3,919	4,528
Transfers to reserves		(201)	—	(700)	—	(9)
Interim dividend — cash component		(808)	(699)	(693)	(808)	(699)
Interim dividend — dividend reinvestment plan		(188)	(166)	(159)	(188)	(166)
Provision for final dividend — cash component		—	—	(1,027)	—	—
Payment of final dividend — cash component		(865)	(832)	—	(865)	(832)
Payment of final dividend — dividend reinvestment plan		(201)	(195)	—	(201)	(195)
Other dividends		(101)	(40)	(34)	(52)	(36)

Closing balance		2,840	2,809	1,452	1,805	2,591

Reserves
General Reserve
Opening balance		3,751	3,998	3,548	570	570
Appropriation from profits		201	—	700	—	—
Transfer to retained profits		(142)	(247)	(250)	—	—

Closing balance		3,810	3,751	3,998	570	570

Capital Reserve
Opening balance		289	289	289	1,531	1,531
Reversal of revaluation deficit on sale of property		(9)	—	—	—	—

Closing balance		280	289	289	1,531	1,531

Asset Revaluation Reserve
Opening balance		7	4	5	—	—
Revaluation of investments and properties		54	3	(1)	43	—

Closing balance		61	7	4	43	—

Dividend Reinvestment Plan Reserve
Opening balance		—	—	168	—	—
Conversion to ordinary share capital and cash dividend		—	—	(168)	—	—

Closing balance		—	—	—	—	—

Foreign Currency Translation Reserve
Opening balance		(197)	(65)	81	(6)	(8)
Currency translation adjustments		(8)	(129)	(146)	10	(7)
Transfer to retained profits		—	(3)	—	—	9

Closing balance		(205)	(197)	(65)	4	(6)

Total Reserves		3,946	3,850	4,226	2,148	2,095

Shareholders’ Equity Attributable to Members of the Bank		22,405	20,024	19,030	18,736	18,051

Statements of Cash Flows
for the year ended 30 June 2004

					GROUP		BANK
			2004	2003	2002	2004	2003
	Note		$M	$M	$M	$M	$M
Cash Flows From Operating Activities
Interest received			13,101	11,452	10,683	11,045	9,204
Dividends received			6	4	5	798	579
Interest paid			(7,543)	(6,455)	(5,805)	(6,351)	(5,248)
Other operating income received			3,410	3,135	3,706	2,375	2,668
Expenses paid			(5,529)	(5,438)	(5,366)	(4,459)	(4,233)
Income taxes paid			(1,366)	(1,258)	(926)	(886)	(838)
Net increase in trading securities			(4,324)	(2,484)	(1,159)	(4,672)	(1,814)
Life insurance:
Investment income			841	644	870	—	—
Premiums received(1)			3,562	4,130	5,689	—	—
Policy payments(1)			(4,529)	(5,855)	(5,704)	—	—

Net Cash provided by/(used in) Operating Activities	46	(c)	(2,371)	(2,125)	1,993	(2,150)	318

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights			—	(173)	(57)	—	—
Proceeds from disposal of entities and businesses	46	(f)	63	33	314	885	—
Disposal of shares in other companies			114	—	—	114	—
Net movement in investment securities:
Purchases			(25,587)	(18,055)	(23,488)	(15,157)	(15,761)
Proceeds from sale			697	23	295	390	31
Proceeds at or close to maturity			24,407	17,719	22,192	14,904	16,449
Withdrawal (lodgement) of deposits with regulatory authorities			(15)	66	(28)	(2)	52
Net increase in loans, advances and other receivables			(29,328)	(13,577)	(11,702)	(22,873)	(11,022)
Net amounts paid to controlled entities			—	—	—	1,412	1,027
Proceeds from sale of property, plant and equipment			69	72	109	7	64
Purchase of property, plant and equipment			(536)	(143)	(164)	(175)	(103)
Net decrease/(increase) in receivables due from other financial institutions not at call			292	513	(855)	(344)	731
Net decrease/(increase) in securities purchased under agreements to resell			(1,023)	50	(1,376)	(1,039)	(298)
Net decrease/(increase) in other assets			(1,461)	301	(241)	(1,537)	125
Life insurance:
Purchases of investment securities			(20,286)	(13,091)	(13,926)	—	—
Proceeds from sale/maturity of investment securities			21,500	14,628	14,618	—	—

Net Cash used in Investing Activities			(31,094)	(11,634)	(14,309)	(23,415)	(8,705)

Cash Flows from Financing Activities
Buy back of shares			(532)	—	—	(532)	—
Proceeds from issue of shares (net of costs)			505	13	39	505	13
Proceeds from issue of preference shares to outside equity interests			—	182	—	—	—
Proceeds from issue of other equity instruments (net of costs)			1,573	—	—	737	—
Net increase in deposits and other borrowings			21,997	5,129	15,135	19,254	3,004
Net movement in debt issues			13,413	7,054	(967)	7,765	4,931
Dividends paid (including DRP)			(1,774)	(1,933)	(1,661)	(1,726)	(1,929)
Net movements in other liabilities			(242)	(926)	1,809	113	(1,024)
Net increase/(decrease) in payables due to other financial institutions not at call			(929)	(796)	211	(909)	(869)
Net increase in securities sold under agreements to repurchase			206	3,046	310	269	3,045
Issue of loan capital			985	901	—	1,784	600
Redemptions of loan capital			(317)	—	—	(317)	—
Other			(2)	19	(100)	(16)	(15)

Net Cash provided by Financing Activities			34,883	12,689	14,776	26,927	7,756

Net Increase/(Decrease) in Cash and Cash Equivalents			1,418	(1,070)	2,460	1,362	(631)
Cash and Cash Equivalents at beginning of period			1,428	2,498	38	277	908

Cash and Cash Equivalents at End of Period	46	(a)	2,846	1,428	2,498	1,639	277

(1)	These were gross premiums and policy payments before splitting between policyholders and shareholders.

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

     The accounting polices applied are consistent with those of the previous year, except that the criteria for capitalised information technology software was amended, refer below.

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

     Software Capitalisation

     The criteria for information technology software capitalisation has been amended, such that only computer software projects costing $10 million or more are being capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business.

     This change has been applied retrospectively and has resulted in the expensing of $219 million of previously capitalised software at 1 July 2003.

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

     The foreign currency assets and liabilities of overseas branches and overseas controlled entities are converted to Australian currency at 30 June 2004 in accordance with the current rate method. Profit and loss items for overseas branches and overseas controlled entities are converted to Australian dollars progressively throughout the year at the spot exchange rate at the date of the transaction.

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

(f) Roundings

     The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).

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

(m) Loans, advances and other receivables

     Loans, advances and other receivables include overdrafts, home, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference shares and leverage leases. They are carried at the recoverable amount represented by the gross value of the outstanding balance adjusted for provisions for bad and doubtful debts, interest reserved and unearned tax remissions on leveraged leases. Interest and yield related fees are reflected in profit when earned. Yield related fees received in advance are deferred, included as part of the carrying value of the loan and amortised to profit as ‘Interest Income’ over the term of the loan. Note 1(n) provides additional information with respect to leasing and leveraged leasing.

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

     Restructured Facilities

     When facilities (primarily loans) have the original contractual terms modified, the accounts become classified as restructured. Such accounts will have interest accrued to profit as long as the facility is performing on the modified basis in accordance with the restructured terms. If performance is not maintained, or collection of interest and/or principal is no longer probable, the account will be returned to the non accrual classification. Facilities are generally kept as non accrual until they are returned to a performing basis.

     Assets Acquired Through Securities Enforcement (“AATSE”)

     Assets acquired in satisfaction of facilities in default (primarily loans) are recorded at net market value at the date of acquisition. Any difference between the carrying amount of the facility and the net market value of the assets acquired is represented as a specific provision for diminution of value or written off. AATSE are further classified as Other Real Estate Owned (“OREO”) or Other Assets Acquired Through Security Enforcement (“OAATSE”). Such assets are classified in the appropriate asset classifications in the balance sheet.

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

     Equipment and assets held for lease is shown at cost less depreciation calculated principally on a category basis at rates applicable to each category’s useful life. Depreciation is calculated using the straight line method. It is treated as an operating expense and charged to profit. The amounts charged for the year are shown in Note 2. Profit or loss on sale of property is treated as operating income or expense. Realised amounts in Asset Revaluation Reserve are transferred to Capital Reserve.

     Investment property carried at lower of cost and recoverable amount is not depreciated in accordance with the depreciation guidance in AASB1021: Depreciation.

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

     The goodwill so determined is amortised on a straight line basis over the period of expected benefit but not exceeding 20 years. Purchased goodwill resulting from the acquisition of the Colonial Group in June 2000, the merger with the State Bank of Victoria in 1991 and from the acquisition of the 25% minority interest in ASB Group in New Zealand in August 2000 is each being amortised over 20 years. The periods of goodwill amortisation are subject to review annually by the Directors.

(u) Other assets

     Other assets include all other financial assets and includes interest, fees, market revaluation of trading derivatives and other unrealised income receivable and securities sold not delivered. These assets are recorded at the cash value to be realised when settled.

     Capitalisation of Computer Software Costs

     In accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, the Group carries net unamortised capitalised computer software costs of $107 million as at 30 June 2004 (2003: $248 million). The criteria for capitalised computer software costs was amended, effective 1 July 2003, refer to Note 1 (a).

     Such costs are amortised over the assessed useful life of the projects. An amortisation period of 21/2 years is adopted for most software developments. Software maintenance costs continue to be expensed as incurred.

(v) Deposits and other public borrowings

     Deposits and other public borrowings includes certificates of deposits, term deposits, savings deposits, cheque and other demand deposits, debentures and other funds raised publicly by borrowing corporations. They are brought to account at the gross value of the outstanding balance. Interest is charged to profit when incurred..

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

     The Commonwealth Bank of Australia has elected to be taxed as a single entity under the tax consolidation system with effect from 1 July 2002. The Bank has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime. For further details, refer to Note 5.

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

     Provision for ‘Which new Bank’ costs

     On 19 September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation programme and involves the Bank in additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the period to 30 June 2004 such expenses have totalled $749 million and principally comprise redundancies, expensing of previously capitalised software of $219 million, process improvements and branch refurbishment. The outstanding provision for ‘Which new Bank’ costs at 30 June 2004 is $208 million.

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

(dd) Loan capital

     Loan capital is debt issued by the Group with terms and conditions, such as being undated or subordinated, which qualify the debt issue for inclusion as capital under APRA guidelines. Loan capital debt issues are recorded at cost or amortised cost.

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

     Preference Share Capital and Other Equity Instruments is the amount of paid up capital from the issue of preference shares and other equity instruments respectively.

     General reserve is derived from revenue profits and is available for dividend except for undistributable profits in respect of the Group’s life insurance businesses of $3,106 million, including the appraisal value uplift (2003: $2,905 million and 2002: $3,150 million).

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

     Derivative financial instruments held or issued for trading purposes

     Traded derivative financial instruments are recorded at net fair value based on quoted market prices, broker or dealer price quotations. A positive revaluation amount of a

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

contract is reported as an asset and a negative revaluation amount of a contract as a liability. Changes in net fair value are reflected in profit immediately as they occur.

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

     Other income

     Trading income is brought to account when earned based on changes in net fair value of financial instruments and recorded from trade date. Further information is included in Notes 1(e) Foreign currency translations, 1(j) Trading securities and 1(ff) Derivative financial instruments. Life insurance business income recognition is explained in Note 1(ii) below.

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

     The Group conducts life insurance business through Commonwealth Insurance Holdings Limited (CIHL), Colonial Mutual Life Assurance Society Limited (CMLA) in Australia, Sovereign Assurance Company Limited in New Zealand, and several subsidiaries and joint ventures throughout Asia. CIHL is the top tier life insurance company within the life insurance corporate structure and values its interests at market in its controlled entities at each reporting date.

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

Premiums received for providing services and bearing risks are recognised as revenue. Premiums with a regular due date are recognised as revenue on an accruals basis. Non-investment linked claims are recognised as an expense when a liability has been established

     Market Value Accounting

     All assets are valued at net market value (“NMV”) and all liabilities at net present value at balance date. Consistent with the principles of market value accounting, movements in the net market value of assets and net present value of liabilities during the period are immediately recognised in profit.

     Life Insurance Investment Assets

     Investments are measured at net market values at balance date. Listed securities are valued at the price ruling at balance date. Where no quoted market exists, the Directors adopt various methods determined by internal and external valuers. In these cases the values are deemed equivalent to net market value. Details of particular methods adopted are as follows:

-	Valuation of the investment in the life insurance controlled entities is based on the appraisal value. The appraisal value comprises the present value of future profits from in force business, the estimated value of profits from future business and the shareholders interest in the net worth of the life insurance Statutory and Shareholder Funds.

-	Non life insurance controlled entities are valued using a discounted cash flow method applied to anticipated future income streams, allowing for assumptions about future sales growth, redemptions, expenses, investment returns and fee margins. This method allows the values so calculated to be expressed in the form of appraisal values, consistent with those calculated for the life insurance controlled entities. Valuation of the investment in the non life insurance controlled entities is then based on these calculated appraisal values as at reporting date.

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

     Life Insurance Policy Liabilities and Margin on Services Profit

     Policy liabilities are calculated in accordance with the principles of Margin on Services (“MoS”) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way that allows for the systematic release of planned profit margins as services are provided to policyowners and the revenues relating to those services are received. Selected profit carriers including premiums and anticipated annuity payments are used to determine profit recognition.

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

(kk) Fiduciary activities

     The Bank and designated controlled entities act as Responsible Entity, Trustee and/or Manager for a number of Wholesale, Superannuation and Investment Funds, Trusts and Approved Deposit Funds. Further details are shown in Note 38.

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

     ‘Cash Basis’ is defined as net profit after tax and outside equity interest before goodwill amortisation and funds management and life insurance appraisal value uplift/(reduction).

     (oo) Policy changes (2003)

     The consolidated entity, adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, from 1 July 2002 which resulted in a change in the accounting for the dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend is only recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised at year end. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

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

     Share Based Compensation

     In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (“ESAP”) and include the full cost as an expense against profits. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million was a one off expense in the 2003 financial year. In addition, 2003 year ESAP expense accrued for the 2003 financial year was $20 million. Similarly, the Executive Reward Plan was restructured effective from 1 July 2002, whereby incentives allocated were in the form of Reward shares and not options. This resulted in an increased expense for the 2003 year of $5 million. Other share based compensation expense for the 2003 year was $69 million. This was incurred and charged against profit on a consistent basis with prior periods.

Notes to the financial statements

(pp) International Financial Reporting Standards (IFRS)Transition Management

     The Bank is well progressed in the process of ensuring that it will comply with the Australian equivalent of International Financial Reporting Standards (“IFRS”) by June 2005. This is in line with the conversion timetable as set out by the Financial Reporting Council of Australia.

     The Bank completed its review of the IFRS and their impact during the planning stage of the project. Conversion issues were then identified and methodologies designed to resolve these issues.

     The Bank is now progressing to the implementation of these changes and will complete this process prior to 30 June 2005.

     The Bank has not finalised the financial impact of the change to IFRS.

Key Accounting Issues

     The following key areas of difference between current accounting practice and the treatment under IFRS have been identified:

(i) Hedge Accounting

     Under IFRS all derivative financial instruments, including those used for balance sheet hedging purposes, are to be recognised on-balance sheet and measured at fair value. Hedge accounting can be applied, subject to certain rules, for fair value hedges, cash flow hedges, and hedges of investments in foreign operations. The Bank has formulated a strategy based on the use of both cash flow and fair value hedging. Cash flow hedges are expected to be the predominant form of hedging applied by the Bank.

     It is expected that these new rules around accounting for hedge instruments will introduce significant volatility within equity reserves, and the potential for some minor volatility within the statement of financial performance.

(ii) Employee Benefits

     With the introduction of IFRS, the net surpluses or deficits that arise within defined benefit superannuation plans must be recognised in the statement of financial position. The annual movements in those surpluses or deficits must be recorded in the statement of financial performance.

     The Bank currently sponsors two defined benefit plans. Actuarial valuations of these plans are carried out periodically, and a large surplus currently exists on a net basis. On transition to IFRS, the comparative period beginning 1 July 2004 will record an opening Retained Earnings adjustment reflecting the value of this surplus. For subsequent periods, the profit is likely to be affected by significant volatility as the value of the surplus fluctuates. Given the potential significance of this item we expect to show it as a separate line item in the statement of financial performance.

(iii) Provisions for Loan Impairment

     In line with market practice, the Bank’s current general provisioning for impaired loans is designed to take account of our expectations of probable future losses and latent risks inherent in the credit portfolio. Under IFRS the Bank must raise collective provisions in respect of only those losses for which there is ‘objective evidence’ of impairment as at each balance date. The methodology to calculate this provision is still being developed.

     As a result of this change, there may be a reduction in the amount of the Bank’s general provisioning for impaired loans.

     The practice of recording specific provisions for loan impairment will continue under IFRS, however, such provisions must be based on the discounted values of estimated future cash flows. The discount unwinds during the period between the initial recognition of the provision and the eventual recovery of the written down amount, resulting in the recording of interest in the statement of financial performance, within interest income.

(iv) Consolidation of Special Purpose Vehicles

     IFRS requires the consolidation of certain special purpose vehicles that are not consolidated under the current accounting standards.

     Vehicles related to the securitisation of Bank assets, and certain other customer asset securitisation vehicles, may be consolidated under IFRS. This would result in a gross up of the assets and liabilities recorded within the statement of financial position.

     There is not expected to be any profit impact arising from consolidation of these vehicles.

(v) Classification of Hybrid Financial Instruments

     The Bank currently has on issue two types of hybrid financial instruments: Perpetual Exchangeable Resettable Listed Securities (“PERLS I and II”); and Trust Preferred Securities (“TPS”). Refer to Note 29 for details. These instruments are currently classified as equity instruments.

     Under IFRS these instruments will be reclassified as debt within the statement of financial position and dividends paid will be shown as interest expense.

(vi) Revenue and Expense Recognition

     Under IFRS, the Bank will change the way it currently recognises certain revenue and expense items. Any fee income integral to the yield of an originated financial instrument, net of any direct incremental costs, must be capitalised and deferred over the expected life of the instrument. This is not expected to have a material impact on net profit within the statement of financial performance, however, some re-classifications of revenue between fee income and interest income will occur.

(vii) Accounting for Life Insurance Business

     On transition to IFRS, the asset representing the excess of the net market value over net assets of the Bank’s life insurance controlled entities can no longer be recognised in full. As a result, the Bank will, on the adoption of the IFRS, cease to recognise any movement in the appraisal value in the statement of financial performance. The write off of the internally generated component will ultimately be reflected against the General Reserve; and the acquired component will be reclassified as Goodwill within the statement of financial position and subjected to an annual impairment test.

(viii) Accounting for Goodwill

     On transition to IFRS, Goodwill will no longer be amortised, but instead, is subject to an annual assessment for impairment to ensure that the carrying value of Goodwill is not greater than the recoverable amount. As a result, the statement of financial performance will no longer include an expense item reflecting the annual Goodwill amortisation.

(ix) Taxation

     A “balance sheet” approach to tax effect accounting is followed under IFRS replacing the current “statement of financial performance” approach. This approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is likely there will be some increases in levels of deferred tax assets and liabilities.

(x) Statement of Financial Position

     The following new material line items are expected to appear within the statement of financial position.

-	‘Derivative assets’ line item, being the fair value of the Bank’s hedging derivative financial instruments portfolio which have a positive market value; and a ‘Derivative liabilities’ line item, being the fair value of the Bank’s hedging derivative financial instruments portfolio which have a negative market value.

-	An ‘Available-for-sale assets’ line item, being the fair value of those investment securities and other financial assets categorised as available-for-sale.

-	A ‘Retirement benefit surplus’ asset line item, being the defined benefit plan surplus.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies continued

-	An ‘Investment contract liabilities’ line item, being the fair value of the policyholder liabilities associated with those investment style contracts, which can no longer be classified as insurance contracts.

-	A ‘Cash Flow Hedge Reserve’, being the hedge reserve associated with cash flow hedge accounting.

-	An ‘Available-for-Sale Securities Revaluation Reserve’ being the reserve associated with the unrealised fair value gains and losses on investment securities and other financial assets categorised as available-for-sale.

Regulatory Capital Treatment

     Several of the above accounting issues affect the assets and equity items currently included in the calculation of the Bank’s regulatory capital. Current accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. The Bank anticipates that APRA will review the measurement rules in its Prudential Standards in response to the IFRS changes, however, it is unclear whether capital measurement will be fully immunised from the IFRS changes.

NOTE 2 Operating Profit

Profit from ordinary activities before income tax has been determined as follows:

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Interest Income
Loans	11,675	10,126	9,231	9,504	8,077
Other financial institutions	182	191	165	90	70
Cash and liquid assets	198	150	142	214	135
Trading securities	600	454	359	486	362
Investment securities	607	566	517	229	256
Dividends on redeemable preference shares	25	41	41	3	—
Controlled entities	—	—	—	527	577

Total Interest Income	13,287	11,528	10,455	11,053	9,477

Interest Expense
Deposits	5,949	4,732	4,256	4,833	3,795
Other financial institutions	160	198	193	159	197
Debt issues	1,506	1,352	1,064	1,081	889
Controlled entities	—	—	—	282	243
Loan capital	262	220	232	294	212

Total Interest Expense	7,877	6,502	5,745	6,649	5,336

Net Interest Income	5,410	5,026	4,710	4,404	4,141

Other Operating Income
Lending fees	724	652	618	702	599
Commission and other fees	1,503	1,394	1,242	1,256	1,157
Trading income
Foreign exchange earnings	228	200	243	203	175
Trading securities	165	190	113	128	162
Other financial instruments (incl derivatives)	106	112	133	106	112
Dividends - controlled entities	—	—	—	794	577
- other	6	4	5	4	2
Net gain/(loss) on investments and loans	80	(9)	78	(416)	(9)
Net (loss)/profit on sale of property, plant and equipment	(11)	22	12	(10)	13
Funds management income	1,333	1,066	1,147	—	—
Insurance income	902	680	712	—	—
Other(1)	45	62	55	545	566

Total Other Operating Income	5,081	4,373	4,358	3,312	3,354

Total Net Operating Income before appraisal value uplift/(reduction)	10,491	9,399	9,068	7,716	7,495

Charge for Bad and Doubtful Debts (Note 13)
General provisions	276	305	449	263	266

Total Charge for Bad and Doubtful Debts	276	305	449	263	266

(1)	Includes an equity accounted loss of $32 million for the year ended 30 June 2004. Principally relates to a change in revenue recognition accounting policy by the associate entity.

Notes to the financial statements

NOTE 2 Operating Profit continued

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Staff Expenses
Salaries and wages	2,152	2,106	2,016	1,683	1,694
Superannuation contributions	8	13	11	(14)	(3)
Provisions for employee entitlements	41	11	44	34	5
Payroll tax	115	107	92	101	95
Fringe benefits tax	32	26	32	28	24
Other staff expenses	100	120	132	46	78

Comparable business	2,448	2,383	2327	1,878	1,893
Initiatives including Which new Bank	273	155	—	267	155

Total Staff Expenses (excluding share based compensation)	2,721	2,538	2,327	2,145	2,048

Share Based Compensation
Comparable business	105	94	63	104	93
Initiatives including Which new Bank	—	25	—	—	25

Total Share Based Compensation	105	119	63	104	118

Occupancy and Equipment Expenses
Operating lease rentals	340	354	324	280	289
Depreciation
Buildings	21	24	26	18	20
Leasehold improvements	55	51	47	45	41
Equipment	50	53	55	22	22
Repairs and maintenance	68	58	56	61	49
Other	47	69	70	28	52

Comparable business	581	609	578	454	473
Initiatives including Which new Bank	20	3	—	20	3

Total Occupancy and Equipment Expenses	601	612	578	474	476

Information Technology Services
Projects and development	281	194	189	247	165
Data processing	238	255	275	214	227
Desktop	159	178	169	157	176
Communications	205	171	175	178	144
Software amortisation	11	78	44	2	71
Information technology equipment-depreciation	1	1	—	1	1

Comparable business	895	877	852	799	784
Initiatives including Which new Bank	292	30	—	274	30

Total Information Technology Services	1,187	907	852	1,073	814

Other Expenses
Postage	112	109	111	98	96
Stationery	114	118	104	88	90
Fees and commissions	598	551	609	369	210
Advertising, marketing and loyalty	311	259	242	260	204
Other	336	312	315	176	154

Comparable business	1,471	1,349	1,381	991	754
Initiatives including Which new Bank	164	26	—	164	26

Total Other Expenses	1,635	1,375	1,381	1,155	780

Comparable business	5,500	5,312	5,201	4,226	3,997
Initiatives including Which New Bank	749	239	—	725	239

Total Operating Expenses before goodwill amortisation	6,249	5,551	5,201	4,951	4,236

Appraisal value uplift/(reduction)	201	(245)	477	—	—
Goodwill amortisation	(324)	(322)	(323)	(186)	(186)

Profit from ordinary activities before income tax	3,843	2,976	3,572	2,316	2,807

Notes to the financial statements

NOTE 3 Revenue from Ordinary Activities

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Banking
Interest income	13,287	11,528	10,455	11,053	9,477
Fee and commissions	2,227	2,046	1,860	1,958	1,756
Trading income	499	502	489	437	449
Dividends	6	4	5	798	579
Proceeds from sale of property, plant and equipment	69	72	109	9	65
Proceeds from sale of investments and loans	874	56	609	1,398	2
Other income	45	53	108	535	555

	17,007	14,261	13,635	16,188	12,883

Funds Management and Insurance
Funds management income including premiums	1,175	1,149	1,083	—	—
Insurance premium and related income	1,012	1,131	866	—	—
Investment income	2,807	628	(100)	—	—

	4,994	2,908	1,849	—	—

Appraisal value uplift(1)	201	—	477	—	—

Total revenue from ordinary activities	22,202	17,169	15,961	16,188	12,883

There were no sources of revenue from non-operating activities.

(1)	Appraisal value reduction of $ 245 million for year ended 30 June 2003.

Notes to the financial statements

NOTE 4 Average Balances and Related Interest

     The table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rates for each of the years ending 30 June 2002, 30 June 2003 and 30 June 2004. Averages used are predominantly daily averages.

     The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted in the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

Full Year Ended

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Average Interest Earning Asset and Income Expense
Cash and liquid assets
Australia	4,027	181	4.5	3,293	133	4.0	4,290	138	3.2
Overseas	868	17	2.0	813	17	2.1	285	4	1.4
Receivables due from other financial institutions
Australia	3,382	32	0.9	2,446	37	1.5	3,231	69	2.1
Overseas	3,776	150	4.0	3,734	154	4.1	2,663	96	3.6
Deposits with regulatory authorities
Australia	—	—	—	—	—	—	—	—	—
Overseas	62	—	—	56	—	—	174	—	—
Trading securities
Australia	9,682	444	4.6	7,360	326	4.4	5,138	248	4.8
Overseas	3,445	156	4.5	3,395	128	3.8	2,698	111	4.1
Investment securities
Australia	4,411	298	6.8	4,240	261	6.2	3,774	211	5.6
Overseas	8,440	310	3.7	8,062	305	3.8	7,339	306	4.2
Loans, advances and other receivables
Australia	149,487	9,927	6.6	131,746	8,538	6.5	121,597	7,984	6.6
Overseas	26,607	1,772	6.7	23,125	1,629	7.0	19,445	1,288	6.6
Other interest earning assets	—	—	—	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—	—	—	—
Overseas	4,102	17	0.4	3,604	31	0.9	3,232	65	2.0

Average interest earning assets and interest income including intragroup	218,289	13,304	6.1	191,874	11,559	6.0	173,866	10,520	6.1
Intragroup eliminations	(4,102)	(17)	0.4	(3,604)	(31)	0.9	(3,232)	(65)	2.0

Total average interest earning assets and interest income	214,187	13,287	6.2	188,270	11,528	6.1	170,634	10,455	6.1

Average Non-Interest Earning Assets
Bank acceptances
Australia	13,877			13,144			11,965
Overseas	1			53			66
Insurance investment assets
Australia	24,430			26,333			26,853
Overseas	4,120			4,070			4,129
Property, plant and equipment
Australia	792			627			681
Overseas	161			197			203
Other assets
Australia	29,452			24,046			23,617
Overseas	2,264			3,303			3,411
Provisions for impairment
Australia	(1,411)			(1,497)			(1,546)
Overseas	(150)			(150)			(143)

Total average non-interest earning assets	73,536			70,126			69,236

Total average assets	287,723			258,396			239,870

Percentage of total average assets applicable to overseas operations	18.7%			19.5%			18.1%

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

Average Liabilities and Interest Expense
Full Year Ended

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Average Interest Bearing Liabilities and Loan Capital and Interest Expense
Time deposits
Australia	57,186	2,683	4.7	45,674	1,956	4.3	41,283	1,901	4.6
Overseas	15,963	1,062	6.7	14,255	876	6.1	12,479	761	6.1
Savings deposits
Australia	31,178	514	1.6	32,780	492	1.5	32,078	412	1.3
Overseas	3,028	105	3.5	2,788	100	3.6	2,444	82	3.4
Other demand deposits
Australia	39,044	1,499	3.8	34,043	1,230	3.6	29,517	1,037	3.5
Overseas	3,432	86	2.5	2,906	78	2.7	2,386	63	2.6
Payables due to other financial institutions
Australia	1,916	35	1.8	1,752	34	1.9	2,043	65	3.2
Overseas	5,042	125	2.5	6,712	164	2.4	5,320	128	2.4
Debt issues
Australia	21,885	1,292	5.9	17,651	1,047	5.9	14,578	800	5.5
Overseas	12,855	213	1.7	10,738	305	2.8	9,398	264	2.8
Loan capital
Australia	5,793	255	4.4	5,234	212	4.1	5,491	227	4.1
Overseas	210	8	3.8	204	8	3.9	88	5	5.7
Other interest bearing liabilities	—	—	—	—	—	—	—	—	—
Intragroup borrowings
Australia	4,102	17	0.4	3,604	31	0.9	3,232	65	2.0
Overseas	—	—	—	—	—	—	—	—	—

Average interest bearing liabilities and loan capital and interest expense including intragroup	201,634	7,894	3.9	178,341	6,533	3.7	160,337	5,810	3.6
Intragroup eliminations	(4,102)	(17)	0.4	(3,604)	(31)	0.9	(3,232)	(65)	2.0

Total average interest bearing liabilities and loan capital and interest expense	197,532	7,877	4.0	174,737	6,502	3.7	157,105	5,745	3.7

Non-Interest Bearing Liabilities
Deposits not bearing interest
Australia	5,112			4,784			5,424
Overseas	1,059			871			705
Liability on bank acceptances
Australia	13,877			13,146			11,965
Overseas	1			53			66
Insurance policy liabilities
Australia	20,658			20,828			23,092
Overseas	3,548			3,596			3,457
Other liabilities
Australia	20,655			16,034			14,628
Overseas	3,131			2,739			3,026

Total average non-interest bearing liabilities	68,041			62,051			62,363

Total average liabilities and loan capital	265,573			236,788			219,468
Shareholders’ equity	22,150			21,608			20,402

Total average liabilities, loan capital and shareholders’ equity	287,723			258,396			239,870

Percentage of total average liabilities applicable to overseas operations	18.2%			18.9%			17.9%

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

	30/06/04 vs 30/06/03			30/06/03 vs 30/06/02
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M
Interest Earning Assets
Cash and liquid assets
Australia	31	17	48	(36)	31	(5)
Overseas	1	(1)	—	5	(5)	—
Receivables due from other financial institutions
Australia	12	(17)	(5)	22	(12)	10
Overseas	2	(6)	(4)	41	17	58
Trading securities
Australia	105	13	118	103	(25)	78
Overseas	2	26	28	27	(10)	17
Investment securities
Australia	11	26	37	27	23	50
Overseas	14	(9)	5	29	(17)	12
Loans, advances and other receivables
Australia	1,164	225	1,389	565	(53)	512
Overseas	239	(96)	143	251	90	341
Other interest earning assets	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	3	(17)	(14)	5	(39)	(34)

Change in interest income including intragroup	1,615	130	1,745	1,056	(17)	1,039
Intragroup eliminations	(3)	17	14	(5)	39	34

Change in interest income	1,597	162	1,759	1,080	(7)	1,073

Interest Bearing Liabilities and Loan Capital
Time Deposits
Australia	517	210	727	195	(140)	55
Overseas	109	77	186	108	7	115
Savings Deposits
Australia	(25)	47	22	10	70	80
Overseas	8	(3)	5	12	6	18
Other demand deposits
Australia	186	83	269	161	32	193
Overseas	14	(6)	8	14	1	15
Payables due to other financial institutions
Australia	3	(2)	1	(7)	(24)	(31)
Overseas	(41)	2	(39)	34	2	36
Debt Issues
Australia	251	(6)	245	175	72	247
Overseas	48	(140)	(92)	38	3	41
Loan Capital
Australia	24	19	43	(11)	(4)	(15)
Overseas	—	—	—	6	(3)	3
Other interest bearing liabilities	—	—	—	—	—	—
Intragroup borrowings
Australia	3	(17)	(14)	5	(39)	(34)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	877	484	1,361	666	57	723
Intragroup eliminations	(3)	17	14	(5)	39	34

Change in interest expense	879	496	1,375	650	107	757

Change in net interest income	673	(289)	384	479	(163)	316

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

			GROUP
	2004	2003	2002
	$M	$M	$M
Net interest income	5,410	5,026	4,710
Average interest earning assets	214,187	188,270	170,634

Interest Margins and Spreads

     Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

     Interest margin represents net interest income as a percentage of average interest earning assets. The calculations for Australia and Overseas include intragroup cross border loans/borrowings and associated interest.

	2004	2003	2002
	%	%	%
Australia
Interest Spread (1)	2.46	2.68	2.75
Benefit of net free liabilities, provisions and equity (2)	0.22	0.20	0.25

Net Interest Margin (3)	2.68	2.88	3.00

Overseas
Interest Spread (1)	1.18	1.22	1.16
Benefit of net free liabilities, provisions and equity (2)	0.56	0.49	0.43

Net Interest Margin (3)	1.74	1.71	1.59

Group
Interest Spread (1)	2.22	2.40	2.47
Benefit of net free liabilities, provisions and equity (2)	0.31	0.27	0.29

Net Interest Margin (3)	2.53	2.67	2.76

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by net interest free liabilities and shareholders’ equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.

Notes to the financial statements

NOTE 5 Income Tax Expense

     Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on operating profit.

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Operating profit from ordinary activities before income tax
Banking	3,091	3,165	2,884	2,502	2,993
Funds Management	504	217	399	—	—
Insurance	371	161	135	—	—
Appraisal value uplift/(reduction)	201	(245)	477	—	—
Goodwill amortisation	(324)	(322)	(323)	(186)	(186)

	3,843	2,976	3,572	2,316	2,807

Prima facie income tax at 30%
Banking	927	950	866	751	898
Funds Management	151	65	120	—	—
Insurance	111	48	40	—	—
Appraisal value uplift/(reduction)	60	(73)	143	—	—
Goodwill amortisation	(97)	(97)	(97)	(56)	(56)

	1,152	893	1,072	695	842

Add/(deduct) permanent differences expressed on a tax effect basis:
Current Period
Specific provisions for offshore bad and doubtful debts not tax effected	3	13	(3)	(2)	8
Taxation offsets (net of accruals)	(47)	(36)	(24)	(224)	(146)
Tax adjustment referable to policy holder income	142	(41)	(25)	—	—
Non assessable income - life insurance surplus	(30)	(18)	(25)	—	—
Change in excess of net market value over net assets of life insurance controlled entities	(60)	73	(143)	—	—
Non deductible goodwill amortisation	97	97	97	56	56
Non deductible intergroup losses	—	—	—	136	—
Tax losses recognised	—	(18)	(35)	1	—
Employee share acquisition plan	—	—	(8)	—	—
Other	17	(5)	17	5	(52)

	122	65	(149)	(28)	(134)

Prior Periods
Other	(12)	—	(7)	2	—

Total Income Tax Expense	1,262	958	916	669	708

Income tax attributable to profit from ordinary activities
Banking	914	931	816	669	708
Funds management	79	57	96	—	—
Insurance	66	28	40	—	—

Corporate tax	1,059	1,016	952	669	708
Policyholder tax	203	(58)	(36)	—	—

Total Income Tax expense	1,262	958	916	669	708

Income tax expense comprises:
Current taxation provision	1,128	917	1,385	639	625
Deferred income (benefit)/tax provision	138	(24)	(408)	(32)	42
Future income tax benefit	(24)	45	(86)	57	35
Notional tax expense — leveraged leases	23	22	12	5	6
Other	(3)	(2)	13	—	—

Total Income Tax Expense	1,262	958	916	669	708

The components of income tax expense consist of the following:
Current
Australia	977	853	1,239	633	610
Overseas	156	112	146	12	15

	1,133	965	1,385	645	625

Deferred
Australia	99	(1)	(403)	20	83
Overseas	30	(6)	(66)	4	—

	129	(7)	(469)	24	83

Notes to the financial statements

NOTE 5 Income Tax Expense continued

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
The significant temporary differences are as follows:
Deferred income tax assets arising from:
Provisions not tax deductible until expense incurred	369	353	337	274	242
Other	195	172	288	149	70

Future income tax benefits (Note 21)	564	525	625	423	312

Intergroup deferred tax receivable (Note 21)	—	—	—	317	—

Deferred income tax liabilities arising from:
Leveraged leasing	232	302	240	232	116
Lease financing	100	96	100	100	2
Other	52	16	240	—	44

Total deferred income tax liabilities (Note 24)	384	414	580	332	162

Intergroup deferred tax payable (Note 27)	—	—	—	153	—

Future income tax benefits attributable to tax losses carried forward as an asset	5	36	124	—	—

Future income tax benefits not taken to account Valuation allowance
Opening balance	142	168	146	62	132
Prior year adjustments	(6)	(34)	(8)	(3)	(71)
Benefits now taken to account	(6)	(18)	(27)	(5)	(17)
Benefits arising during the year not recognised	40	26	57	40	18

Closing balance (Note 21)	170	142	168	94	62

Tax Consolidation

     Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. The Commonwealth Bank of Australia has elected to be taxed as a single entity with effect from 1 July 2002. The Bank has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime. Members of the tax consolidation group have entered into a tax sharing arrangement which provides for the allocation of income tax liabilities between the entities should the head entity, Commonwealth Bank of Australia, default on its tax payment obligations.

     The Commonwealth Bank of Australia has also entered into a tax funding agreement with the members of the tax consolidation group. The tax funding agreement is effective from 1 July 2002. The agreement is aimed at achieving an allocation of the Group’s income tax liability to subsidiaries within the tax consolidated group as if they were operating on a stand-alone basis. The subsidiaries party to the agreement will reimburse the Commonwealth Bank of Australia for an amount calculated as if they were taxed on a stand-alone basis. Similarly, the Commonwealth Bank of Australia will reimburse subsidiaries for losses when they are utilised to reduce the group tax payable.

     Calculations at 30 June 2004 have been based on legislation enacted to that date. Legislation in respect of leasing and leasing partnerships has not yet been finalised. Based on the enacted legislation, these calculations have resulted in a tax credit adjustment of $37 million to the consolidated tax expense for the year ended 30 June 2004. The tax benefit principally arises from the generation of capital losses which have been offset against capital gains arising during the year. This tax benefit has been partially offset by non tax effected capital writedowns.

ASB Bank

     The ASB Bank is being audited by the Inland Revenue Department as part of the normal Inland Revenue Department procedures, with a particular focus on structured finance transactions. No tax assessments have been issued.

Notes to the financial statements

NOTE 6 Dividends

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Ordinary Shares
Interim ordinary dividend (fully franked) (2004: 79 cents, 2003: 69 cents, 2002: 68 cents)
Interim ordinary dividend paid - cash component only	808	699	693	808	699
Interim ordinary dividend paid - dividend reinvestment plan	188	166	159	188	166
Declared final ordinary dividend (fully franked) (2004: nil provided, 2003: nil provided, 2002: 82 cents)
Provision for final ordinary dividend - cash component only	—	—	832	—	—
Provision for final ordinary dividend - dividend reinvestment plan	—	—	195	—	—
Preference Shares
Preference dividends paid (fully franked) (2004: 1,065 cents, 2003: 1,019 cents, 2002: 970 cents)	28	28	26	28	28
Provision for preference dividend	9	8	8	9	8
Other Equity Instruments
Dividends paid	55	—	—	15	—
Dividends to outside equity interests	8	4	—	—	—

Total Dividends Provided or Paid	1,096	905	1,913	1,048	901

Other provision carried	5	4	5	4	4
Dividends proposed and not recognised as a liability (fully franked) (2004: 104 cents, 2003: 85 cents, 2002: nil)(1)	1,315	1,066	—	1,315	1,066

(1)	The 2003 final dividend was satisfied by cash disbursements of $865 million and the issue of $201 million of ordinary shares through the dividend reinvestment plan. The 2004 final dividend is expected to be satisfied by cash disbursements of $1,065 million and the estimated issue of $250 million of ordinary shares through the dividend reinvestment plan.

Dividend Franking Account

     After fully franking the final dividend to be paid for the year ended 30 June 2004 the amount of credits available as at 30 June 2004 to frank dividends for subsequent financial years is $75 million (2003: $417 million). This figure is based on the combined franking accounts of the Bank at 30 June 2004, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2004, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2004 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2004.

Dividend History

	Cents	Half-year	Full Year	Full Year	DRP	DRP
	Per	Payout	Payout	Payout Ratio	Price	Participation
Half Year Ended	Share	Ratio (1)	Ratio (1)	Cash Basis (2)	$	Rate (3)
31 December 2001	68	71.8%	—	—	32	18.7%
30 June 2002	82	71.6%	71.7%	76.2%	31.9	19.0%
31 December 2002	69	143.2%	—	—	24.8	19.2%
30 June 2003	85	77.7%	97.7%	75.9%	28	18.9%
31 December 2003	79	82.7%	—	—	31.6	18.8%
30 June 2004	104	103.8%	93.5%	89.1%	—	—

(1)	Dividend Payout Ratio: dividends divided by earnings.

(2)	Payout ratio based on net profit after tax before goodwill amortisation and appraisal value uplift/(reduction).

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

Notes to the financial statements

NOTE 7 Earnings Per Share

			GROUP
	2004	2003	2002
	c	c	c
Earnings Per Ordinary Share
- Basic	196.9	157.4	209.6
- Fully diluted	196.8	157.3	209.3

	$M	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit from ordinary activities after income tax	2,581	2,018	2,656
Less: Preference share dividends	(37)	(36)	(34)
Less: Other equity instrument dividends	(55)	—	—
Less: Dividends to outside equity interests	(8)	(4)	—
Less: Outside equity interests	(9)	(6)	(1)

Earnings used in calculation of earnings per share	2,472	1,972	2,621

	Number of Shares
	2004	2003	2002
	M	M	M
Weighted average number of ordinary shares used in the calculation of basic earnings per share	1,256	1,253	1,250
Effect of dilutive securities - share options	1	1	2

Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	1,257	1,254	1,252

NOTE 8 Cash and Liquid Assets

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia
Notes, coins and cash at bankers	1,488	1,426	1,423	1,330
Money at short call	3	14	—	—
Securities purchased under agreements to resell	4,091	2,900	4,091	2,900
Bills receivable and remittances in transit	158	217	156	218

Total Australia	5,740	4,557	5,670	4,448

Overseas
Notes, coins and cash at bankers	60	65	—	2
Money at short call	261	377	77	14
Bills receivable and remittances in transit	18	33	—	—
Securities purchased under agreements to resell	374	543	738	892

Total Overseas	713	1,018	815	908

Total Cash and Liquid Assets	6,453	5,575	6,485	5,356

NOTE 9 Receivables from Other Financial Institutions

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia	4,914	3,324	4,910	3,287
Overseas	3,455	3,742	2,158	2,149

Total Receivables from Other Financial Institutions	8,369	7,066	7,068	5,436

Notes to the financial statements

NOTE 10 Trading Securities

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia
Listed:
Australian Public Securities
Commonwealth and States	621	551	621	551
Local and semi-government	1,114	755	1,114	755
Bills of exchange	1,576	947	1,576	947
Commercial paper	885	397	889	505
Certificates of deposit	5,088	2,141	5,088	2,142
Medium term notes	1,410	745	1,410	745
Other securities	273	679	267	675
Unlisted:
Medium term notes	268	106	268	106
Other securities	75	13	—	13

Total Australia	11,310	6,334	11,233	6,439

Overseas
Listed:
Government securities	826	698	284	87
Eurobonds	524	938	524	938
Bills of exchange	772	785	—	—
Floating rate notes	836	603	836	608
Commercial paper	403	726	—	—
Unlisted:
Commercial paper	17	—	—	—
Other securities	208	351	—	—

Total Overseas	3,586	4,101	1,644	1,633

Total Trading Securities	14,896	10,435	12,877	8,072

Notes to the financial statements

NOTE 11 Investment Securities

			GROUP		BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Australia
Listed:
Australian Public Securities
Commonwealth and States	2,209	1,915	1,969	2,209	1,915
Bills of exchange	30	—	18	—	—
Other securities and equity investments	444	439	456	433	433
Unlisted:
Australian Public Securities
Local and semi-government	80	80	80	—	—
Medium term notes	448	942	968	58	57
Other securities and equity investments	611	965	578	69	58

Total Australia	3,822	4,341	4,069	2,769	2,463

Overseas
Listed:
Government securities	758	484	804	715	463
Treasury notes	—	5	—	—	—
Certificates of deposit	1,242	1,357	1,379	1,228	1,343
Eurobonds	792	993	1,045	655	796
Medium term notes	425	239	—	142	239
Floating rate notes	732	324	377	121	111
Other securities	1,121	1,392	787	279	631
Unlisted:
Government securities	137	98	113	—	—
Eurobonds	155	230	212	155	230
Medium term notes	1,200	583	114	189	117
Floating rate notes	709	900	784	273	438
Other securities and equity investments	354	90	1,082	100	—

Total Overseas	7,625	6,695	6,697	3,857	4,368

Total Investment Securities	11,447	11,036	10,766	6,626	6,831

Notes to the financial statements

NOTE 11 Investment Securities continued

			GROUP
		Market Value at 30 June
	2004	2003	2002
	$M	$M	$M
Australia
Australian Public Securities
Commonwealth and States	2,328	2,118	2,109
Bills of exchange	30	—	18
Medium term notes	449	935	973
Other securities and equity investments	1,034	1,400	1,042

Total Australia	3,841	4,453	4,142

Overseas
Government securities	897	593	928
Treasury notes	—	5	—
Certificates of deposit	1,223	1,357	1,379
Eurobonds	983	1,260	1,263
Medium term notes	1,622	816	114
Floating rate notes	1,442	1,215	1,158
Other securities and equity investments	1,482	1,488	1,867

Total Overseas	7,649	6,734	6,709

Total Investment Securities	11,490	11,187	10,851

Net Unrealised Surplus	43	151	85

Gross Unrealised Gains and Losses of Group

     The following table sets out the gross unrealised gains and losses of the Group’s investment securities.

			At 30 June 2004				At 30 June 2003
	Amortised	Gross	Unrealised	Fair	Amortised	Gross	Unrealised	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
	$M	$M	$M	$M	$M	$M	$M	$M
Australia
Australian Public Securities
Commonwealth and States	2,289	46	7	2,328	1,995	123	—	2,118
Bills of exchange	30	—	—	30	—	—	—	—
Medium term notes	448	1	—	449	942	4	11	935
Other securities and equity investments (1)	1,055	11	32	1,034	1,404	—	4	1,400

Total Australia	3,822	58	39	3,841	4,341	127	15	4,453

Overseas
Government securities	895	3	1	897	582	11	—	593
Treasury notes	—	—	—	—	5	—	—	5
Certificates of deposit (2)	1,242	—	19	1,223	1,357	—	—	1,357
Eurobonds	947	36	—	983	1,223	56	19	1,260
Medium term notes	1,625	—	3	1,622	822	12	18	816
Floating rate notes	1,441	1	—	1,442	1,224	—	9	1,215
Other securities and equity investments	1,475	7	—	1,482	1,482	6	—	1,488

Total Overseas	7,625	47	23	7,649	6,695	85	46	6,734

Total Investment Securities	11,447	105	62	11,490	11,036	212	61	11,187

     Investment securities are carried at cost or amortised cost and are purchased with the intent of being held to maturity. The investment portfolio is managed in the context of the full balance sheet of the Group.

(1)	Equity derivatives are in place to hedge equity market risk in respect of structured equity products for customers. There are $31 million of net deferred gains on these contracts (2003: $4 million net deferred gains) which offset the above unrealised losses and these are disclosed within Note 39. At the end of the financial year there were no net deferred gains or losses (2003: $1 million of deferred losses) included in the amortised cost value. The net fair value of the equity investments relating to the $32 million loss is $309 million.

(2)	Unrealised losses relate to the whole of the net fair value disclosed above. The loss is temporary as it is caused by movements in interest rates and will reverse on maturity.

Notes to the financial statements

NOTE 11 Investment Securities continued

Maturity Distribution and Average Yield

     The following table analyses the maturities and weighted average yields of the Group’s holdings of investment securities.

									GROUP
	Maturity Period at 30 June 2004
	1 to 12 months		1 to 5 years		5 to 10 years		10 years or more		Total
	$M	%	$M	%	$M	%	$M	%	$M
Australia
Australian Public Securities Commonwealth and States	204	6.09	1,303	5.97	717	6.41	65	6.14	2,289
Bills of exchange	30	5.30	—	—	—	—	—	—	30
Medium term notes	425	7.40	23	9.19	—	—	—	—	448
Other securities, commercial paper and equity investments	334	5.03	721	5.61	—	—	—	—	1,055

Total Australia	993		2,047		717		65		3,822

Overseas
Government securities	633	3.06	196	2.23	66	1.33	—	—	895
Certificates of deposit	1,228	2.16	14	0.74	—	—	—	—	1,242
Eurobonds	190	6.02	695	5.76	62	5.50	—	—	947
Medium term notes	92	5.72	942	3.82	591	4.21	—	—	1,625
Floating rate notes	446	4.16	722	3.88	232	4.00	41	1.02	1,441
Other securities, commercial paper and equity investments	16	4.26	529	4.68	930	5.81	—	—	1,475

Total Overseas	2,605		3,098		1,881		41		7,625

Total Investment Securities	3,598		5,145		2,598		106		11,447

Maturities at Fair Value	3,587		5,200		2,597		106		11,490

Additional Disclosure

     Proceeds at or close to maturity of investment securities were $24,407 million (2003: $17,719 million; 2002: $22,192 million).

     Proceeds from sale of investment securities were $697 million (2003: $23 million; 2002: $295 million).

     Realised capital gains were $6 million and realised capital losses were $4 million (2003: realised capital gains $7 million and realised capital losses $5 million; 2002: realised capital gains $86 million and realised capital losses $14 million).

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia
Overdrafts	2,423	2,452	2,423	2,452
Housing loans	104,883	87,592	101,717	87,149
Credit card outstandings	5,890	5,227	5,890	5,227
Lease financing	3,843	3,988	1,279	1,543
Bills discounted	3,454	2,303	3,454	2,303
Term loans	39,708	36,742	36,943	31,115
Reedemable preference share financing	37	—	37	—
Equity participation in leveraged leases	1,120	1,276	433	446
Other lending	420	604	587	618

Total Australia	161,778	140,184	152,763	130,853

Overseas
Overdrafts	2,481	2,005	—	—
Housing loans	16,967	12,611	46	51
Credit card outstandings	358	296	—	—
Lease financing	175	197	81	80
Term loans	10,314	7,444	3,222	2,098
Redeemable preference share financing	262	511	—	—
Other lending	60	13	—	—

Total Overseas	30,617	23,077	3,349	2,229

Gross Loans, Advances and Other Receivables	192,395	163,261	156,112	133,082

Less
Provisions for impairment (Note 13)
General provision	(1,393)	(1,325)	(1,242)	(1,152)
Specific provision against loans and advances	(143)	(205)	(121)	(157)
Unearned income
Term loans	(758)	(618)	(412)	(12)
Lease financing	(541)	(549)	(151)	(157)
Leveraged leases	(111)	(143)	(21)	(39)
Interest reserved	(23)	(26)	(23)	(25)
Unearned tax remissions on leveraged leases	(35)	(48)	(3)	(3)

	(3,004)	(2,914)	(1,973)	(1,545)

Net Loans, Advances and Other Receivables	189,391	160,347	154,139	131,537

Lease receivables, net of unearned income
(included above)
Current	1,072	1,402	592	743
Non current	2,405	2,234	617	724

	3,477	3,636	1,209	1,467

Leasing Arrangements

     Retail Banking Services provides vehicle and equipment lease finance to a broad range of industries including transport, service, earthmoving, construction, manufacturing and mining. Most lease finance arrangements are for terms of between three and five years and rentals are generally payable monthly in advance. Premium Business Services provides leasing services and hire purchase to corporate clients for a range of equipment. They also arrange off-balance sheet finance for large scale long life plant and equipment across different tax jurisdictions.

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables continued

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Finance Leases
Minimum lease payments receivable:
No later than one year	1,189	1,385	640	826
Later than one year but not later than five years	1,861	2,082	570	686
Later than five years	968	718	150	111

Lease financing	4,018	4,185	1,360	1,623

Leverage Leases
Minimum lease payments receivable:
No later than one year	421	304	217	59
Later than one year but not later than five years	546	575	97	203
Later than five years	153	397	119	184

Equity Participation in Leveraged Leases	1,120	1,276	433	446

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables continued

Maturity Distribution of Loans

     The following table sets forth the contractual maturity distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) at 30 June 2004.

				GROUP
	Maturity Period at 30 June 2004
		Maturing
	Maturing	Between	Maturing
	One Year	One & Five	After Five
	or Less	Years	Years	Total
	$M	$M	$M	$M
Australia
Government and public authorities	241	339	552	1,132
Agriculture, forestry and fishing	1,451	1,595	879	3,925
Financial, investment and insurance	2,754	468	471	3,693
Real estate
Mortgage (1)	14,417	13,411	77,055	104,883
Construction (2)	1,688	686	252	2,626
Personal	5,029	5,139	47	10,215
Lease financing	1,564	2,299	1,100	4,963
Other commercial and industrial	19,987	7,375	2,979	30,341

Total Australia	47,131	31,312	83,335	161,778

Overseas
Government and public authorities	69	78	35	182
Agriculture, forestry and fishing	619	1,292	1,366	3,277
Financial, investment and insurance	2,211	1,816	1,830	5,857
Real estate
Mortgage (1)	2,268	5,220	9,479	16,967
Construction (2)	98	81	78	257
Personal	375	39	1	415
Lease financing	66	109	—	175
Other commercial and industrial	2,001	1,012	474	3,487

Total Overseas	7,707	9,647	13,263	30,617

Gross Loans, Advances and Other Receivables	54,838	40,959	96,598	192,395

Interest Rate Sensitivity of Lending
Australia	32,398	17,523	53,767	103,688
Overseas	3,558	2,827	3,935	10,320

Total Variable Interest Rates	35,956	20,350	57,702	114,008

Australia	14,733	13,789	29,568	58,090
Overseas	4,149	6,820	9,328	20,297

Total Fixed Interest Rates	18,882	20,609	38,896	78,387

Gross Loans, Advances and Other Receivables	54,838	40,959	96,598	192,395

(1)	Principally owner occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than five years.

(2)	Financing real estate and land development projects.

Notes to the financial statements
 NOTE 13 Provisions For Impairment

					GROUP		BANK
	2004	2003	2002	2001	2000	2004	2003
	$M	$M	$M	$M	$M	$M	$M
General Provisions
Opening balance	1,325	1,356	1,399	1,358	1,081	1,152	1,190
Charge against profit	276	305	449	385	196	263	266
Acquired provisions, including fair value adjustments	—	—	—	51	214	—	—
Transfer to specific provisions	(202)	(350)	(495)	(411)	(140)	(189)	(322)
Bad debts recovered	79	74	56	88	54	66	63
Adjustments for exchange rate fluctuations and other items	2	(9)	1	(29)	(3)	19	(3)

	1,480	1,376	1,410	1,442	1,402	1,311	1,194
Bad debts written off	(87)	(51)	(54)	(43)	(44)	(69)	(42)

Closing balance	1,393	1,325	1,356	1,399	1,358	1,242	1,152

Specific Provisions
Opening balance	205	270	234	432	275	157	231
Charge against profit	—	—	—	—	—	—	—
Acquired provisions, including fair value adjustments	—	—	—	6	219	—	—
Transfer from general provision for
New and increased provisioning	264	416	546	495	236	243	382
Less write-back of provisions no longer required	(62)	(66)	(51)	(84)	(96)	(54)	(60)

Net transfer	202	350	495	411	140	189	322
Adjustments for exchange rate fluctuations and other items	3	(11)	(11)	(17)	5	2	(17)

	410	609	718	832	639	348	536
Bad debts written off	(267)	(404)	(448)	(598)	(207)	(227)	(379)

Closing balance	143	205	270	234	432	121	157

Total Provisions for Impairment	1,536	1,530	1,626	1,633	1,790	1,363	1,309

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	143	205	270	233	431	121	157
Provisions for diminution	—	—	—	1	1	—	—

Total	143	205	270	234	432	121	157

	%	%	%	%	%	%	%

Provision Ratios
Specific provisions for impairment as % of gross impaired assets net of interest reserved	42.06	32.08	30.54	36.06	43.03	36.00	24.84
Total provisions for impairment as % of gross impaired assets net of interest reserved	451.76	239.44	183.94	251.62	178.29	403.55	207.25
General provisions as % of risk weighted assets	0.82	0.90	0.96	1.01	1.06	0.79	0.84

	$M	$M	$M	$M	$M	$M	$M
Charge to profit and loss for bad and doubtful debts comprises:
General provisions	276	305	449	385	196	263	266
Specific provisions	—	—	—	—	—	—	—

Total Charge for Bad and Doubtful Debts	276	305	449	385	196	263	266

Ratio of net charge-offs during the period to average gross loans, advances and other receivables outstanding during the period	0.16%	0.19%	0.31%	0.28%	0.16%	0.18%	0.21%

Notes to the financial statements
 NOTE 13 Provisions For Impairment continued

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Total charge for bad and doubtful debts	276	305	263	266

The charge is required for:
Specific Provisioning
New and increased provisioning	264	416	243	382
Less provisions no longer required	(62)	(66)	(54)	(60)

Net specific provisioning	202	350	189	322
Provided from general provision	(202)	(350)	(189)	(322)

Charge to profit and loss	—	—	—	—

General Provisioning
Direct write-offs	87	51	69	42
Recoveries of amounts previously written off	(79)	(74)	(66)	(63)
Movement in general provision	66	(22)	71	(35)
Funding of specific provisions	202	350	189	322

Charge to profit and loss	276	305	263	266

Total Charge for Bad and Doubtful Debts	276	305	263	266

Specific Provisions for Impairment by Industry Category

     The following table sets forth the Group’s specific provisions for impairment by industry category and the percentage of loans in each category to total loans as at 30 June 2000, 2001, 2002, 2003 and 2004.

									GROUP
									At 30 June
	2004		2003		2002		2001		2000
	$M	%	$M	%	$M	%	$M	%	$M	%
Australia
Government and public authorities	—	1	—	1	—	2	—	1	—	1
Agriculture, forestry and fishing	2	2	3	2	10	3	8	3	35	3
Financial, investment and insurance	1	2	2	1	26	1	24	3	23	4
Real estate		—
Mortgage (1)	6	54	6	54	6	50	4	47	8	47
Construction (2)	4	2	—	1	4	1	6	2	6	2
Personal	38	5	36	7	35	8	28	8	17	9
Lease financing	3	3	4	3	6	4	7	8	6	5
Other commercial and industrial	74	15	112	16	134	18	77	19	110	17

Total Australia	128	84	163	86	221	86	154	88	205	88

Overseas
Government and public authorities	—	—	10	—	11	—	15	—	13	—
Agriculture, forestry and fishing	—	2	1	1	—	1	—	1	—	1
Financial, investment and insurance	—	3	—	2	12	2	4	2	1	2
Real estate
Mortgage (1)	6	9	7	8	3	7	7	6	3	5
Construction (2)	—	—	—	—	—	—	—	—	—	—
Personal	8	—	4	1	3	—	3	—	69	1
Lease financing	—	—	—	—	—	—	—	—	—	—
Other commercial and industrial	1	2	20	2	20	3	51	3	141	2

Total Overseas	15	16	42	14	49	14	80	12	227	12

Total Specific Provisions	143	100	205	100	270	100	234	100	432	100

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

Bad Debts Written Off by Industry Category

     The following table sets forth the Group’s bad debts written-off and bad debts recovered for financial years ended 30 June 2000, 2001, 2002, 2003 and 2004.

					GROUP
				Year Ended 30 June
	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Bad Debts Written Off
Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	2	4	6	10	6
Financial, investment and insurance	6	26	6	1	2
Real estate
Mortgage (1)	5	8	11	10	8
Construction (2)	1	—	4	14	24
Personal	228	209	177	142	104
Lease financing	8	11	18	16	11
Other commercial and industrial	75	171	178	301	90

Total Australia	325	429	400	494	245

Overseas
Government and public authorities	6	—	1	—	—
Agriculture, forestry and fishing	—	—	—	—	—
Financial, investment and insurance	1	16	58	6	—
Real estate
Mortgage (1)	1	2	2	1	1
Construction (2)	—	—	—	—	—
Personal	7	7	6	38	4
Lease financing	—	—	—	—	—
Other commercial and industrial	14	1	35	102	1

Total Overseas	29	26	102	147	6

Gross Bad Debts Written Off	354	455	502	641	251

Bad Debts Recovered
Australia	73	57	49	59	46
Overseas	6	17	7	29	8

Bad Debts Recovered	79	74	56	88	54

Net Bad Debts Written Off	275	381	446	553	197

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

Bad Debts Recovered by Industry Category

     The following table sets forth the Group’s bad debts recovered by industry category for financial years ended 30 June 2000, 2001, 2002, 2003 and 2004.

					GROUP
				Year Ended 30 June
	2004	2003	2002	2001	2000
	$ M	$ M	$ M	$ M	$ M
Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	5	1	1	—	2
Financial, investment and insurance	1	4	—	9	1
Real estate
Mortgage(1)	1	—	1	1	1
Construction(2)	—	—	—	1	2
Personal	50	38	30	30	28
Lease financing	3	2	—	1	2
Other commercial and industrial	13	12	17	17	10

Total Australia	73	57	49	59	46

Overseas
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	—	—	—	—	—
Financial, investment and insurance	1	1	1	—	2
Real estate
Mortgage (1)	—	—	—	—	—
Construction (2)	—	—	3	1	1
Personal	4	4	—	3	3
Lease financing	—	—	—	—	—
Other commercial and industrial	1	12	3	25	2

Total Overseas	6	17	7	29	8

Bad Debts Recovered	79	74	56	88	54

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

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

     Statistically managed exposures generally comprise facilities of less than $250,000 for housing loan, credit card, personal loan and some leasing products. These exposures are generally not individually reviewed unless arrears occur. The portfolios are reviewed by the business unit with an overview by the Risk Asset Review unit.

     Facilities in the statistically managed segment become classified for remedial management by centralised units based on arrears status. Impaired assets in this segment are those ‘classified’ facilities that are not well secured and past due 180 days or more. Most of these facilities are written off immediately on becoming past due 180 days or more.

     Credit risk rated exposures generally comprise business and corporate exposures, including bank and government exposures. Each exposure is assigned an internal risk rating that is based on an assessment of the risk of default and the risk of loss in the event of default. Credit risk rated exposures are generally required to be reviewed annually, unless they are small transactions that are managed on a behavioural basis after their initial rating at origination. The risk rated segment is subject to inspection by the Risk Asset Review unit, which is independent of the business units and which reports quarterly on its findings to the Board Risk Committee.

     Most risk rated portfolios are reviewed on a random basis, usually within a period of twenty four months, by the Risk Asset Review unit. High risk portfolios are reviewed more frequently. Credit processes, including compliance with policy and underwriting standards, and application of risk ratings, are examined, and reported where cases of non-compliance are observed.

     Facilities in the credit risk rated segment become classified for remedial management by centralised units based on assessment in the risk rating system. These facilities are generally those classified as troublesome (which equate to the APRA classifications of special mention and substandard) and impaired assets. Impaired assets in this segment are those facilities where a specific provision for impairment has been raised, the facility is maintained on a cash basis, a loss of principal or interest is anticipated, facilities have been restructured or other assets have been accepted in satisfaction of an outstanding debt. Loans are generally classified as non-accrual when receivership, insolvency or bankruptcy occurs. Provisions for impairment are raised for an amount equal to the difference between the exposure and the estimated amount ultimately recoverable from the borrower.

     A centralised exposure management system records all significant credit risks borne by the Group.

     The Risk Committee of the Board operates under a charter of the Board in terms of which the Committee oversees the Group’s credit management policies and practices. The Committee usually meets every two months, and more often if required.

     The Group uses a portfolio approach to the management of its credit risk. A key element is a well diversified portfolio. The Group uses various portfolio management tools, including a centralised portfolio model that assesses risk and return on an overall portfolio and segmented basis, to assist in diversifying the credit portfolio. The Group is involved in credit derivative transactions, has purchased various assets in the market, and has carried out various asset securitisations and a Collateralised Loan Obligation issue.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Total Gross Credit Risk by Industry

     The following table sets out the Group’s total gross credit risk by industry as at 30 June 2000, 2001, 2002, 2003 and 2004. The industry profile of the loans, advances and other receivables content for the five financial years to 30 June 2004 is shown on page 112.

					GROUP
					At 30 June
	2004	2003	2002	2001	2000
Industry	$M	$M	$M	$M	$M
Australia
Government and public authorities	5,672	5,810	5,955	6,012	6,195
Agriculture, forestry and fishing	5,616	5,100	5,480	6,308	6,141
Financial, investment and insurance	26,301	19,867	20,926	22,490	20,908
Real estate
Mortgage (1)	110,209	91,956	85,032	73,800	63,696
Construction(2)	3,619	2,722	3,837	4,547	4,205
Personal	10,665	12,327	11,718	10,979	12,911
Lease financing	4,963	5,264	5,425	6,628	6,937
Other commercial and industrial	59,711	51,469	43,531	42,893	47,297

Total Australia	226,756	194,515	181,904	173,657	168,290

Overseas
Government and public authorities	2,307	1,709	1,390	385	1,152
Agriculture, forestry and fishing	3,277	2,278	1,863	1,564	1,017
Financial, investment and insurance	22,098	14,828	14,192	11,897	8,008
Real estate
Mortgage (1)	17,722	13,428	10,735	8,085	7,268
Construction (2)	258	210	185	198	152
Personal	420	1,391	343	449	1,487
Lease financing	175	197	256	146	217
Other commercial and industrial	5,894	9,080	10,173	10,359	10,300

Total Overseas	52,151	43,121	39,137	33,083	29,601

Total Gross Credit Risk	278,907	237,636	221,041	206,740	197,891
Less Unearned Income	(1,410)	(1,310)	(1,219)	(1,343)	(1,465)

Total Credit Risk	277,497	236,326	219,822	205,397	196,426

Charge for Bad and Doubtful Debts	276	305	449	385	196
Loss Rate (3)	0.10%	0.13%	0.20%	0.19%	0.11%

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	The loss rate is the charge as a percentage of the credit risk.

     The Group has a good quality and well diversified credit portfolio in Australia, with 48.7% of the exposure in mortgage loans and a further 11.6% in finance, investment and insurance (primarily banks). 18.7% of exposure is overseas, of which 34.0% is in mortgage loans. Overall over 67% of individually risk rated exposures in the commercial portfolio (including government and finance) are of investment grade or equivalent quality.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

     The following table sets out the Group’s credit risk by industry and asset class at 30 June 2004.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
	Securities	Securities	Receivables	of Customers	Liabilities	Derivatives	Total
Industry	$M	$M	$M	$M	$M	$M	$M
Australia
Government and public authorities	1,735	2,289	1,132	11	437	68	5,672
Agriculture, forestry and fishing	—	—	3,925	1,517	65	109	5,616
Financial, investment and insurance	6,664	—	3,693	684	1,186	9,160	21,387
Real estate							—
Mortgage (1)	—	—	104,883	—	5,326	—	110,209
Construction (2)	—	—	2,626	302	642	49	3,619
Personal	—	—	10,215	333	116	1	10,665
Lease financing	—	—	4,963	—	—	—	4,963
Other commercial and industrial	2,911	1,533	30,341	12,172	5,956	6,798	59,711

Total Australia	11,310	3,822	161,778	15,019	13,728	16,185	221,842

Overseas
Government and public authorities	1,050	902	182	—	98	37	2,269
Agriculture, forestry and fishing	—	—	3,277	—	—	—	3,277
Financial, investment and insurance	2,058	5,592	5,857	—	1,733	3,403	18,643
Real estate	—	—	—	—	—	—	—
Mortgage (1)	—	—	16,967	—	755	—	17,722
Construction (2)	—	—	257	—	1	—	258
Personal	—	—	415	—	2	3	420
Lease financing	—	—	175	—	—	—	175
Other commercial and industrial	478	1,131	3,487	—	551	247	5,894

Total Overseas	3,586	7,625	30,617	—	3,140	3,690	48,658

Gross Balances	14,896	11,447	192,395	15,019	16,868	19,875	270,500

Other Risk Concentrations Receivables due from other financial institutions							8,369
Deposits with regulatory authorities							38

Total Gross Credit Risk							278,907

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

     Risk concentrations for contingent liabilities and derivatives are based on the credit equivalent balance in Note 38, Contingent Liabilities and Assets and Note 39, Market Risk respectively.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

     The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2003.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
	Securities	Securities	Receivables	of Customers	Liabilities	Derivatives	Total
Industry	$M	$M	$M	$M	$M	$M	$M
Australia
Government and public authorities	1,703	1,995	1,505	2	494	111	5,810
Agriculture, forestry and fishing	—	—	3,677	1,281	74	68	5,100
Financial, investment and insurance	3,089	—	2,024	699	1,766	8,964	16,542
Real estate
Mortgage (1)	—	—	87,592	—	4,364	—	91,956
Construction (2)	—	—	1,701	387	420	214	2,722
Personal	—	—	11,972	263	90	2	12,327
Lease financing	—	—	5,264	—	—	—	5,264
Other commercial and industrial	1,542	2,346	26,449	10,490	4,499	6,143	51,469

Total Australia	6,334	4,341	140,184	13,122	11,707	15,502	191,190

Overseas
Government and public authorities	698	582	222	—	148	36	1,686
Agriculture, forestry and fishing	—	—	2,278	—	—	—	2,278
Financial, investment and insurance	1,135	3,143	3,210	62	1,773	1,764	11,087
Real estate
Mortgage (1)	—	—	12,611	—	817	—	13,428
Construction (2)	—	—	209	—	—	1	210
Personal	—	—	1,391	—	—	—	1,391
Lease financing	—	—	197	—	—	—	197
Other commercial and industrial	2,268	2,970	2,959	13	662	208	9,080

Total Overseas	4,101	6,695	23,077	75	3,400	2,009	39,357

Gross Balances	10,435	11,036	163,261	13,197	15,107	17,511	230,547

Other Risk Concentrations
Receivables due from other financial institutions							7,066
Deposits with regulatory authorities							23

Total Gross Credit Risk							237,636

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Impaired Assets by Industry and Status

     The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2004.

	Total	Impaired	Provisions for			Net
	Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M
Australia
Government and public authorities	5,672	—	—	—	—	—
Agriculture, forestry and fishing	5,616	19	2	2	(5)	(3)
Financial, investment and insurance	21,387	6	1	6	(1)	5
Real estate
Mortgage (1)	110,209	—	6	5	(1)	4
Construction (2)	3,619	15	4	1	—	1
Personal	10,665	6	38	228	(50)	178
Lease financing	4,963	5	3	8	(3)	5
Other commercial and industrial	59,711	294	74	75	(13)	62

Total Australia	221,842	345	128	325	(73)	252

Overseas
Government and public authorities	2,269	—	—	6	—	6
Agriculture, forestry and fishing	3,277	—	—	—	—	—
Financial, investment and insurance	18,643	5	—	1	(1)	—
Real estate
Mortgage (1)	17,722	11	6	1	—	1
Construction (2)	258	—	—	—	—	—
Personal	420	1	8	7	(4)	3
Lease financing	175	—	—	—	—	—
Other commercial and industrial	5,894	1	1	14	(1)	13

Total Overseas	48,658	18	15	29	(6)	23

Gross Balances	270,500	363	143	354	(79)	275

Receivables due from other financial institutions	8,369
Deposits with regulatory authorities	38

Total Gross Credit Risk	278,907

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

     The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2003.

	Total	Impaired	Provisions for			Net
	Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M
Australia
Government and public authorities	5,810	—	—	—	—	—
Agriculture, forestry and fishing	5,100	19	3	4	(1)	3
Financial, investment and insurance	16,542	6	2	26	(4)	22
Real estate
Mortgage (1)	91,956	—	6	8	—	8
Construction (2)	2,722	5	—	—	—	—
Personal	12,327	11	36	209	(38)	171
Lease financing	5,264	12	4	11	(2)	9
Other commercial and industrial	51,469	492	112	171	(12)	159

Total Australia	191,190	545	163	429	(57)	372

Overseas
Government and public authorities	1,686	46	10	—	—	—
Agriculture, forestry and fishing	2,278	—	1	—	—	—
Financial, investment and insurance	11,087	5	—	16	(1)	15
Real estate
Mortgage (1)	13,428	—	7	2	—	2
Construction(2)	210	—	—	—	—	—
Personal	1,391	1	4	7	(4)	3
Lease financing	197	—	—	—	—	—
Other commercial and industrial	9,080	68	20	1	(12)	(11)

Total Overseas	39,357	120	42	26	(17)	9

Gross Balances	230,547	665	205	455	(74)	381

Receivables due from other financial Institutions	7,066
Deposits with regulatory authorities	23

Total Gross Credit Risk	237,636

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Large Exposures

     Concentration of exposure to any debtor or counterparty group is controlled by a large credit exposure policy. All exposures outside the policy are approved by the Board Risk Committee.

     The following table shows the aggregate number of the Bank’s counterparty Corporate and Industrial exposures (including direct and contingent exposure) which individually were greater than 5% of the Group’s capital resources (Tier One and Tier Two capital):

	2004	2003	2002	2001	2000
	Number	Number	Number	Number	Number
10% to less than 15% of Group’s capital resources	—	—	—	—	—
5% to less than 10% of Group’s capital resources	1	—	1	2	1

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Credit Portfolio Receivables by Industry

     The following table sets out the distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) by industry at 30 June 2000, 2001, 2002, 2003 and 2004.

					At 30 June
	2004	2003	2002	2001	2000
Industry	$M	$M	$M	$M	$M
Australia
Government and public authorities	1,132	1,505	2,466	1,655	1,681
Agriculture, forestry and fishing	3,925	3,677	3,893	4,734	4,686
Financial, investment and insurance	3,693	2,024	1,435	4,670	5,167
Real estate
Mortgage (1)	104,883	87,592	75,394	65,466	63,471
Construction (2)	2,626	1,701	2,182	2,548	2,627
Personal	10,215	11,972	11,488	10,576	11,759
Lease financing	4,963	5,264	5,425	6,628	6,937
Other commercial and industrial	30,341	26,449	26,866	25,782	23,603

Total Australia	161,778	140,184	129,149	122,059	119,931

Overseas
Government and public authorities	182	222	204	165	204
Agriculture, forestry and fishing	3,277	2,278	1,863	1,258	996
Financial, investment and insurance	5,857	3,210	3,035	2,824	2,278
Real estate
Mortgage (1)	16,967	12,611	10,444	8,045	7,266
Construction (2)	257	209	185	177	152
Personal	415	1,391	337	440	1,470
Lease financing	175	197	256	146	217
Other commercial and industrial	3,487	2,959	4,573	4,081	3,254

Total Overseas	30,617	23,077	20,897	17,136	15,837

Gross Loans, Advances and Other Receivables	192,395	163,261	150,046	139,195	135,768

Provisions for bad and doubtful debts, unearned income, interest reserved and unearned tax remissions on leverage leases	(3,004)	(2,914)	(2,972)	(3,136)	(3,504)

Net Loans, Advances and Other Receivables	189,391	160,347	147,074	136,059	132,264

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 15 Asset Quality

Impaired Assets

     The Group follows the Australian disclosure requirements for impaired assets contained in AASB 1032: Specific Disclosures by Financial Institutions.

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

(b)	Restructured Facilities, comprising:

•	Credit risk facilities on which the original contractual terms have been modified due to financial difficulties of the borrower. Interest on these facilities is taken to profit and loss. Failure to comply fully with the modified terms will result in immediate reclassification to non accrual.

(c)	Assets Acquired Through Security Enforcement (AATSE), comprising:

•	Other Real Estate Owned (OREO), comprising real estate where the Group has assumed ownership or foreclosed in settlement of a debt; and

•	Other Assets Acquired Through Security Enforcement (OAATSE), comprising assets other than real estate where the Group has assumed ownership or foreclosed in settlement of a debt.

			GROUP
	2004	2003	2002
	%	%	%
Impaired Asset Ratios
Gross impaired assets net of interest reserved as percentage of risk weighted assets	0.20	0.44	0.63
Net impaired assets as percentage of:
Risk weighted assets	0.12	0.30	0.44
Total shareholders’ equity	0.79	1.96	2.92

Accounting by Creditors for Impairment of Loans

			GROUP
(US GAAP Definitions)		Year Ended 30 June
	2004	2003	2002
	$M	$M	$M
Impaired Loans (non accrual)	346	651	920
Impaired Loans with allowance for credit losses	194	530	673
- allowance for credit losses	94	159	225
Impaired Loans with no allowance for credit loss	152	121	247
Average investment in Impaired Loans	499	786	810
Income recognised on Impaired Loans	14	30	30

Notes to the financial statements

NOTE 15 Asset Quality continued

Impaired Assets

     The following table sets forth the Group’s impaired assets as at 30 June 2000, 2001, 2002, 2003 and 2004.

					GROUP
					At 30 June
	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Australia
Non-accrual loans:
Gross balances	345	545	732	518	722
Less interest reserved	(23)	(25)	(54)	(63)	(128)

Gross balance (net of interest reserved)	322	520	678	455	594
Less provisions for impairment	(128)	(163)	(221)	(154)	(205)

Net Non-Accrual Loans	194	357	457	301	389

Restructured loans:
Gross balances	—	—	—	1	1
Less interest reserved	—	—	—	—	—

Gross balance (net of interest reserved)	—	—	—	1	1
Less specific provisions	—	—	—	—	—

Net Restructured Loans	—	—	—	1	1

Assets Acquired Through Security Enforcement (AATSE):
Gross balances	—	—	—	—	1
Less provisions for impairment	—	—	—	—	—

Net AATSE	—	—	—	—	1

Net Australian Impaired Assets	194	357	457	302	391

Overseas
Non-accrual loans:
Gross balances	18	120	211	197	410
Less interest reserved	—	(1)	(5)	(5)	(3)

Gross balance (net of interest reserved)	18	119	206	192	407
Less provisions for impairment	(15)	(42)	(49)	(79)	(226)

Net Non-Accrual Loans	3	77	157	113	181

Restructured loans:
Gross balances	—	—	—	—	—
Less interest reserved	—	—	—	—	—

Gross balance (net of interest reserved)	—	—	—	—	—
Less specific provisions	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—

Asset Acquired Through Security Enforcement (AATSE):
Gross balances	—	—	—	1	1
Less provisions for impairment	—	—	—	(1)	(1)

Net AATSE	—	—	—	—	—

Net overseas impaired assets	3	77	157	113	181

Total Net Impaired Assets	197	434	614	415	572

Notes to the financial statements

NOTE 15 Asset Quality continued

Movement in Impaired Asset Balances

     The following table provides an analysis of the movement in the gross impaired asset balances for financial years 2000, 2001, 2002, 2003 and 2004.

					GROUP
				Year Ended 30 June
	2004	2003	2002	2001	2000
Gross Impaired Assets	$M	$M	$M	$M	$M
Gross impaired assets at period beginning	665	943	717	1,135	657
New and increased	532	617	1,069	707	414
Balances written off	(278)	(456)	(481)	(666)	(226)
Returned to performing or repaid	(556)	(439)	(362)	(459)	(194)

	363	665	943	717	651
Colonial impaired assets	—	—	—	—	484

Gross Impaired Assets at Period End	363	665	943	717	1,135

					GROUP
					At 30 June
	2004	2003	2002	2001	2000
Loans Accruing But Past Due 90 Days or More	$M	$M	$M	$M	$M
Accruing loans past due 90 days or more
Housing loans	168	157	176	218	211
Other loans	78	91	73	90	64

Total	246	248	249	308	275

					GROUP
				Year Ended 30 June
	2004	2003	2002	2001	2000(1)
Net Interest Foregone on Impaired Assets	$M	$M	$M	$M	$M
Interest income forgone
Australia non accrual facilities	10	15	21	8	4
Overseas non accrual facilities	—	3	7	8	5

Total	10	18	28	16	9

					GROUP
				Year Ended 30 June
	2004	2003	2002	2001	2000(1)
Interest Taken to Profit on Impaired Assets	$M	$M	$M	$M	$M
Australia
Non accrual facilities	11	26	27	37	45
Restructured facilities	—	—	—	—	—
Overseas
Non accrual facilities	3	4	3	14	6
OREO	—	—	—	—	—

Total Interest Taken to Profit	14	30	30	51	51

(1)	Excluding Colonial

Notes to the financial statements

NOTE 15 Asset Quality continued

Impaired Assets

			GROUP			GROUP
	Australia	Overseas	Total	Australia	Overseas	Total
	2004	2004	2004	2003	2003	2003
	$M	$M	$M	$M	$M	$M
Non Accrual Loans
With provisions	193	13	206	431	113	544
Without provisions	152	5	157	114	7	121

Gross Balances	345	18	363	545	120	665
Less interest reserved	(23)	—	(23)	(25)	(1)	(26)

Net Balances	322	18	340	520	119	639
Less provisions for impairment	(128)	(15)	(143)	(163)	(42)	(205)

Net Non Accrual Loans	194	3	197	357	77	434

Restructured Loans
Gross balances	—	—	—	—	—	—
Less interest reserved	—	—	—	—	—	—

Net balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—	—

Other Real Estate Owned (OREO)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OREO	—	—	—	—	—	—

Other Assets Acquired Through Security Enforcement (OAATSE)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OAATSE	—	—	—	—	—	—

Total Impaired Assets
Gross balances	345	18	363	545	120	665
Less interest reserved	(23)	—	(23)	(25)	(1)	(26)

Net balances	322	18	340	520	119	639
Less provisions for impairment	(128)	(15)	(143)	(163)	(42)	(205)

Net Impaired Assets	194	3	197	357	77	434

Non Accrual Loans by Size of Loan
Less than $1 million	108	13	121	158	1	159
$1 million to $10 million	114	5	119	138	6	144
Greater than $10 million	123	—	123	249	113	362

Total	345	18	363	545	120	665

Accruing Loans 90 days past due or more(1)	224	22	246	227	21	248

(1)	These are loans that are well secured and not classified as impaired assets but which are in arrears 90 days or more. Interest on these loans continues to be taken to profit.

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

Selected Regional Exposures

Asia

     Over 66% of total exposures relate to financial institutions. Exposures to Indonesia, Thailand and Korea represent approximately 25% of the Group’s Asian credit risk.

     The Group’s credit risk exposure to Asian countries as at 30 June 2004 is set out below. The exposures exclude Group equity investments.

Asian Exposures							GROUP
			CUSTOMER TYPE			2004	2003
Country		Corporate/		Project		Total	Total
	Finance	Multinational	Government	Finance(1)	APL/NZPL	Exposure(2)	Exposure
	$M	$M	$M	$M	$M	$M	$M
China	171	5	—	—	1	177	165
Hong Kong	803	462	—	—	227	1,492	1,878

	974	467	—	—	228	1,669	2,043
Japan	411	94	35	—	6	546	759
Malaysia	100	240	40	—	—	380	111
Singapore	592	244	7	—	37	880	498
Phillipines	641	—	—	—	—	641	—
Taiwan	313	1	—	—	—	314	22
Other	1	2	—	—	—	3	2

	2,058	581	82	—	43	2,764	1,392
Indonesia	17	16	171	32	10	246	137
South Korea	636	85	264	—	—	985	477
Thailand	199	4	17	—	—	220	91

	852	105	452	32	10	1,451	705

Total	3,884	1,153	534	32	281	5,884	4,140

Other Regional Exposures

							GROUP
			CUSTOMER TYPE			2004	2003
Region		Corporate/		Project	APL/NZPL	Total	Total
	Finance	Multinational		Government	Finance(1)	Exposure(2)	Exposure
	$M	$M	$M	$M	$M	$M	$M
Eastern Europe	—	1	—	—	—	1	—

Latin America	—	—	—	—	—	—	—

Middle East	65	8	—	—	—	73	56

(1)	Project Finance - Long term lending for large scale projects (such as mining and infrastructure) where repayment is primarily reliant on the cash flow from the project.

(2)	Total Exposure - The maximum of the limit or balance utilised for committed facilities, whichever is highest, and the balance utilised for uncommitted facilities. For derivative facilities, balances are reported on a ‘mark to market plus potential exposure basis.

Notes to the financial statements

NOTE 16 Insurance Investment Assets

		GROUP
	2004	2003
	$M	$M
Equity Security Investments
Direct	4,433	3,559
Indirect	8,025	8,408

	12,458	11,967

Debt Security Investments
Direct	3,518	3,574
Indirect	7,710	8,273

	11,228	11,847

Property Investments
Direct	80	80
Indirect	2,330	2,151

	2,410	2,231

Other Assets	2,846	1,790

Total Insurance Investment Assets	28,942	27,835

     Direct investments refer to investments that are directly with the issuer of the investment. Indirect investments refer to investments that are held through unit trusts or similar investment vehicles. Disclosure on Asset Restriction

     Investments held in the Australian statutory funds can only be used within the restrictions imposed under the Life Insurance Act 1995.

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

     These investment assets held in the statutory funds are not available for use by the Commonwealth Bank’s operating businesses.

NOTE 17 Deposits with Regulatory Authorities

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Central Banks Overseas	38	23	4	2

Total Deposits with Regulatory Authorities	38	23	4	2

NOTE 18 Shares in and Loans to Controlled Entities

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Shares in controlled entities	—	—	12,156	11,772
Loans to controlled entities	—	—	11,521	11,787

Total Shares in and Loans to Controlled Entities	—	—	23,677	23,559

Notes to the financial statements

NOTE 19 Property, Plant and Equipment

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
(a) Land and Buildings
Land
At 30 June 2004 valuation	160	—	148	—
At 30 June 2003 valuation	—	141	—	129

Closing balance	160	141	148	129

Buildings
At 30 June 2004 valuation	253	—	231	—
At 30 June 2003 valuation	—	302	—	233

Closing balance	253	302	231	233

Total Land and Buildings	413	443	379	362

These valuations were established by the Directors and are lower than valuations prepared by independent valuers. This valuation process is conducted on an annual basis.

(b) Leasehold Improvements
At cost	657	579	545	458
Provision for depreciation	(376)	(351)	(310)	(283)

Closing balance	281	228	235	175

(c) Equipment
At cost	639	557	333	279
Provision for depreciation	(448)	(407)	(225)	(208)

Closing balance	191	150	108	71

(d) Assets Under Lease
At cost	67	—	—	—
Provision for depreciation	—	—	—	—

Closing balance	67	—	—	—

(e) Investment Property(1)
At cost	252	—	—	—

Total Property, Plant and Equipment	1,204	821	722	608

(1) This investment represents a 50% interest in a long term freehold lease over property.

Notes to the financial statements

NOTE 19 Property, Plant and Equipment continued

		GROUP		BANK
	2004	2003	2004	2003
Reconciliation	$M	$M	$M	$M
Reconciliation of the carrying amount of property, plant and equipment at the beginning and end of the 2004 and 2003 financial years.

Land
Opening balance	141	160	129	149
Disposals	(8)	(19)	(3)	(20)
Net revaluations	27	—	22	—

Closing balance	160	141	148	129

Buildings
Opening balance	302	358	233	276
Acquisitions	2	1	—	1
Disposals	(57)	(33)	(5)	(24)
Revaluation	27	—	21	—
Depreciation	(21)	(24)	(18)	(20)

Closing balance	253	302	231	233

Leasehold Improvements
Opening balance	228	205	175	158
Acquisitions	119	78	117	62
Disposals	(11)	(4)	(12)	(4)
Depreciation	(55)	(51)	(45)	(41)

Closing balance	281	228	235	175

Equipment
Opening balance	150	139	71	58
Acquisitions	96	64	58	35
Disposals	(4)	—	—	—
Depreciation	(51)	(53)	(21)	(22)

Closing balance	191	150	108	71

Assets Under Lease
Opening balance	—	—	—	—
Acquisitions	67	—	—	—
Depreciation	—	—	—	—

Closing balance	67	—	—	—

Investment Property
Opening balance	—	—	—	—
Acquisitions	252	—	—	—

Closing balance	252	—	—	—

Notes to the financial statements

NOTE 20 Intangible Assets

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Purchased goodwill - Colonial	5,591	5,591	2,671	2,671
Purchased goodwill - Other	1,155	1,155	835	835
Realisation of life insurance synergy benefits	(332)	(332)	—	—
Accumulated amortisation	(1,709)	(1,385)	(984)	(798)

Total Intangibles	4,705	5,029	2,522	2,708

Segment Allocation of Goodwill

     In recognition of the disclosure requirements of US SFAS 141: Business Combinations and the Australian Accounting Standard AASB 138: Intangible Assets (effective 1 July 2005), the Group’s carrying amount of goodwill at 30 June 2004 is disclosed for each segment of business.

	2004	2003
Segment	$M	$M
Banking(1)	4,379	4,681
Funds Management(2)	253	270
Insurance(2)	73	78

Total	4,705	5,029

(1) The allocation to banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2) The allocation to funds management and insurance principally relates to the goodwill on acquisition of Colonial.

     Additional to the Colonial goodwill acquired, $2,548 million in excess of net market value over net assets of life insurance controlled entities was booked at acquisition of the Colonial funds management and life insurance businesses in June 2000.

Notes to the financial statements

NOTE 21 Other Assets

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Accrued interest receivable	1,208	1,023	1,247	1,239
Shares in other companies	223	145	80	50
Accrued fees/reimbursements receivable	600	492	602	268
Securities sold not delivered	1,540	727	1,347	500
Future income tax benefits	564	525	423	312
Excess of net market value over net assets of life insurance controlled entities	5,741	5,540	—	—
Excess related to outside equity interests(1)	111	111	—	—
Unrealised gains on trading derivatives (Note 39)	12,827	13,907	12,798	13,908
Intergroup current tax receivable	—	—	104	—
Intergroup deferred tax receivable	—	—	317	—
Other(2)	2,478	989	1,931	471

Total Other Assets	25,292	23,459	18,849	16,748

(1) This is an outside equity interest in a funds management business acquired during 2003, and is not included in the revaluation in Note 34 Life Insurance Business.

(2) Increase primarily relates to increased volume and exchange rate increments receivable on forward foreign exchange balance sheet hedging contracts of $1,160 million.

Potential future income tax benefits of the Company arising from:

•	Capital losses arising under the tax consolidations system; and

•	Tax loses and timing differences in offshore centres, have not been recognised as assets because recovery is not virtually certain.

These benefits could amount to:

•	$34 million in tax consolidation potential benefits; and

•	$136 million (2003: $142 million) in offshore centres.

These potential tax benefits will only be obtained if:

•	The Company derives future capital gains and assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;

•	The Company continues to comply with the conditions for claiming capital losses and deductions imposed by tax legislation; and

•	No changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Excess of net market value over net assets of controlled entities of the life insurance businesses:

			GROUP
			At 30 June 2004
			Excess of
	Market	Net	Market Value
	Value	Assets	Over Net Assets
	$M	$M	$M
Commonwealth and Colonial entities	7,424	2,246	5,178
ASB entities	978	415	563

	8,402	2,661	5,741

			GROUP
			At 30 June 2003
			Excess of
	Market	Net	Market Value
	Value	Assets	Over Net Assets
	$M	$M	$M
Commonwealth and Colonial entities	7,697	2,626	5,071
ASB entities	849	380	469

	8,546	3,006	5,540

Notes to the financial statements

NOTE 22 Deposits and Other Public Borrowings

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia
Certificates of deposit	20,516	11,228	20,516	11,228
Term deposits	38,530	32,398	36,714	30,992
On demand and short term deposits	71,115	68,507	71,289	68,932
Deposits not bearing interest	5,407	5,001	5,431	5,031
Securities sold under agreements to repurchase and short sales	3,585	3,231	3,648	2,688

Total Australia	139,153	120,365	137,598	118,871

Overseas
Certificates of deposit	3,716	2,900	1,906	1,130
Term deposits	11,724	10,326	2,448	2,295
On demand and short term deposits	6,852	5,871	73	59
Deposits not bearing interest	1,174	921	11	7
Securities sold under agreements to repurchase and short sales	558	591	433	584

Total Overseas	24,024	20,609	4,871	4,075

Total Deposits and Other Public Borrowings	163,177	140,974	142,469	122,946

Maturity Distribution of Certificates of Deposit and Time Deposits

     The following table sets forth the maturity distribution of the Group’s certificates of deposit and time deposits as at 30 June 2004.

					GROUP At 30 June 2004
			Maturing
	Maturing	Maturing	Between	Maturing
	Three	Between	Six &	After
	Months or	Three & Six	Twelve	Twelve
	Less	Months	Months	Months	Total
	$M	$M	$M	$M	$M
Australia
Certificates of deposit (1)	16,874	1,222	293	2,127	20,516
Time deposits	20,777	12,890	3,087	1,776	38,530

Total Australia	37,651	14,112	3,380	3,903	59,046

Overseas
Certificates of deposit (1)	2,728	711	276	1	3,716
Time deposits	8,484	1,894	818	528	11,724

Total Overseas	11,212	2,605	1,094	529	15,440

Total Certificates of Deposit and Time Deposits	48,863	16,717	4,474	4,432	74,486

(1) All certificates of deposit issued by the Bank are for amounts greater than $100,000.

Notes to the financial statements

NOTE 23 Payables to Other Financial Institutions

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia	2,383	2,527	2,383	2,527
Overseas	4,258	5,011	4,228	4,977

Total Payables to Other Financial Institutions	6,641	7,538	6,611	7,504

NOTE 24 Income Tax Liability

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Australia
Provision for income tax	402	433	352	355
Provision for deferred income tax	355	414	332	162

Total Australia	757	847	684	517

Overseas
Provision for income tax	25	29	6	10
Provision for deferred income tax	29	—	—	—

Total Overseas	54	29	6	10

Total Income Tax Liability	811	876	690	527

Notes to the financial statements

NOTE 25 Other Provisions

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Provision for:
Long service leave	300	300	293	294
Annual leave	130	143	112	127
Other employee entitlements	98	117	98	116
Which new Bank costs	208	—	208	—
Restructuring costs	—	30	—	29
General insurance claims	79	66	—	—
Self insurance/non lending losses	60	56	59	55
Other	122	107	49	63

Total Other Provisions	997	819	819	684

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Which new Bank costs:
Opening balance	—	—	—	—
Additional provision	208	—	208	—
Amounts utilised during the year	—	—	—	—

Closing balance	208	—	208	—

Restructuring costs:
Opening balance	30	35	29	21
Additional provision	—	20	—	20
Amounts utilised during the year	(30)	(25)	(29)	(12)

Closing balance	—	30	—	29

General insurance claims:
Opening balance	66	63	—	—
Additional provision	44	75	—	—
Amounts utilised during the year	(31)	(72)	—	—

Closing balance	79	66	—	—

Self insurance/non lending losses:
Opening balance	56	55	55	53
Additional provision	13	11	13	12
Amounts utilised during the year	(9)	(10)	(9)	(10)

Closing balance	60	56	59	55

Other:
Opening balance	107	77	63	30
Additional provision	70	51	6	39
Amounts utilised during the year	(54)	(18)	(20)	(6)
Foreign exchange translation adjustment	(1)	(3)	—	—

Closing balance	122	107	49	63

Notes to the financial statements

NOTE 26 Debt Issues

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Short term debt issues	20,401	17,255	6,127	6,577
Long term debt issues	23,641	13,374	18,322	10,107

Total Debt Issues	44,042	30,629	24,449	16,684

Short Term Debt Issues
AUD Promissory Notes	1,450	1,643	—	—
AUD Bank Bills	490	777	—	—
US Commercial Paper	9,381	6,163	—	—
Euro Commercial Paper	3,638	5,738	2,498	3,842
Long Term Debt Issues with less than One Year to Maturity	5,442	2,934	3,629	2,735

Total Short Term Debt Issues	20,401	17,255	6,127	6,577

Long Term Debt Issues
USD Medium Term Notes	8,790	4,517	8,146	4,517
AUD Medium Term Notes	4,453	3,510	2,813	2,307
JPY Medium Term Notes	734	414	520	414
GBP Medium Term Notes	3,837	1,799	1,981	—
Other Currencies Medium Term Notes	5,583	2,752	4,822	2,682
Offshore Loans (all JPY)	40	187	40	187
Eurobonds	204	195	—	—

Total Long Term Debt Issues	23,641	13,374	18,322	10,107

Maturity Distribution of Debt Issues
Less than 3 months	6,949	13,348	1,925	3,994
3 months to 12 months	13,452	3,907	4,202	2,696
Between 1 and 5 years	17,542	10,426	12,224	7,958
Greater than 5 years	6,099	2,948	6,098	2,036

Total Debt Issues	44,042	30,629	24,449	16,684

     The Bank has a Euro Medium Term Note programme under which it may issue notes (“EMTNs”) up to an aggregate amount of USD25 billion. Notes issued under the programme are both fixed and variable rates. Interest rate risk associated with the notes is incorporated within the Bank’s interest rate risk framework.

Subsequent to 30 June 2004, the Bank has issued:

•	USD medium term notes: 3 months to less than 12 months – USD26 million (AUD38 million); between 1 and 5 years – USD964 million (AUD1,379 million); greater than 5 years – USD468 million (AUD669 million);

•	CHF medium term notes: between 1 and 5 years – CHF250million (AUD287 million);

•	EUR medium term notes: 3 months to less than 12 months – EUR6.7 million (AUD11.5 million); between 1 and 5 years – EUR356 million (AUD613 million); greater than 5 years – EUR2.5 million (AUD4.3 million);

•	JPY medium term notes: Greater than 5 years – JPY1.2 billion (AUD15.3 million);

•	CAD medium term notes: between 1 and 5 years – CAD400 million (AUD431 million); and

•	HKD medium terms notes: Greater than 5 years – HKD202 million (AUD307 million).

     Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the base currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.

     Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swap or other hedge arrangements have been entered into.

Notes to the financial statements

NOTE 26 Debt Issues continued

Short Term Borrowings

     The following table analyses the Group’s short term borrowings for the financial years ended 30 June 2002, 2003 and 2004.

			GROUP
		Year Ended 30 June
	2004	2003	2002
	(AUD Millions, except where indicated)
US Commercial Paper
Outstanding at period end(1)	9,381	6,163	6,082
Maximum amount outstanding at any month end (2)	11,983	8,973	7,158
Approximate average amount outstanding (2)	8,161	5,890	6,173
Approximate weighted average rate on:
Average amount outstanding	1.1%	1.4%	2.3%
Outstanding at period end	1.2%	1.2%	1.8%
Euro Commercial Paper
Outstanding at period end (1)	3,638	5,738	2,651
Maximum amount outstanding at any month end (2)	6,402	5,990	3,805
Approximate average amount outstanding (2)	4,798	3,132	2,883
Approximate weighted average rate on:
Average amount outstanding	1.0%	1.3%	1.2%
Outstanding at period end	1.2%	1.1%	0.9%
Bill Reliquification (3)
Outstanding at period end (1)	—	—	72
Maximum amount outstanding at any month end (2)	—	250	564
Approximate average amount outstanding (2)	—	23	268
Approximate weighted average rate on:
Average amount outstanding	—	4.9%	4.8%
Outstanding at period end	—	—	5.0%
Other Commercial Paper
Outstanding at period end (1)	1,940	2,420	2,750
Maximum amount outstanding at any month end (2)	3,216	3,066	3,455
Approximate average amount outstanding (2)	2,675	2,476	2,912
Approximate weighted average rate on:
Average amount outstanding	5.2%	3.7%	4.5%
Outstanding at period end	5.6%	3.9%	5.3%

(1) The amount outstanding at period end is reported on a book value basis (amortised cost).

(2) The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any difference between face value and book value would not be material given the short term nature of the borrowings.

(3) Commercial bills sold under non recourse arrangements.

Exchange Rates Utilised

As at		30 June 2004	30 June 2003
AUD 1.00 =	USD	0.6894	0.6677
	GBP	0.3823	0.4043
	JPY	74.914	80.036
	NZD	1.097	1.145
	HKD	5.378	5.207
	DEM	1.116	1.143
	CHF	0.8720	0.9037
	IDR	6,487	5,528
	THB	28.229	28.051
	FJD	1.239	1.250
	PHP	38.731	35.737
	EUR	0.5706	0.5842

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

NOTE 27 Bills Payable and Other Liabilities

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Bills payable	980	993	950	874
Accrued interest payable	1,325	991	1,140	842
Accrued fees and other items payable	1,151	740	829	567
Securities purchased not delivered	1,649	699	1,458	479
Unrealised losses on trading derivatives (Note 39)	12,188	13,528	12,156	13,502
Intergroup deferred tax payable	—	—	153	—
Other liabilities	1,847	2,076	1,202	1,192

Total Bills Payable and Other Liabilities	19,140	19,027	17,888	17,456

Notes to the financial statements

NOTE 28 Loan Capital

				GROUP					BANK
		Currency		2004	2003	2002	2004	2003	2002
		Amount (M)	Footnotes	$M	$M	$M	$M	$M	$M
Tier 1 Capital
Exchangeable	FRN	USD38	(1)	55	59	70	55	59	70
Exchangeable	FRN	USD95	(2)	138	142	168	138	142	168
Undated	FRN	USD100	(3)	145	150	177	145	150	177
Undated	TPS	USD550	(4)	—	—	—	799	—	—

				338	351	415	1,137	351	415

Tier 2 Capital
Extendible	FRN	AUD25	(5)	25	25	25	25	25	25
Extendible	FRN	AUD275	(5)	275	275	275	275	275	275
Subordinated	MTN	AUD185	(6)	—	185	186	—	185	186
Subordinated	FRN	AUD115	(6)	—	115	115	—	115	115
Subordinated	FRN	AUD25	(7)	25	25	25	25	25	25
Subordinated	MTN	AUD200	(8)	200	199	199	200	199	199
Subordinated	FRN	AUD50	(8)	50	50	50	50	50	50
Subordinated	Notes	USD300	(9)	549	549	532	549	549	532
Subordinated	FRN	USD450	(9)	650	672	795	650	672	795
Subordinated	EMTN	JPY20,000	(10)	240	248	293	240	248	293
Subordinated	EMTN	USD200	(11)	313	313	313	313	313	313
Subordinated	EMTN	USD75	(12)	115	115	115	115	115	115
Subordinated	EMTN	USD100	(13)	152	152	152	152	152	152
Subordinated	EMTN	USD400	(14)	501	501	501	501	501	501
Subordinated	EMTN	GBP200	(15)	408	408	408	408	408	408
Subordinated	EMTN	JPY30,000	(16)	429	444	525	429	444	525
Subordinated	Loan	NZD100	(17)	92	88	90	—	—	—
Subordinated	FRN	AUD210	(18)	210	210	210	210	210	210
Subordinated	FRN	AUD38	(19)	38	38	38	38	38	38
Subordinated	Notes	AUD130	(20)	130	130	130	130	130	130
Subordinated	Other	AUD21	(21)	21	35	35	21	35	35
Subordinated	Notes	USD350	(22)	512	524	—	512	524	—
Subordinated	EMTN	GBP150	(23)	373	373	—	373	373	—
Subordinated	MTN	AUD300	(24)	300	—	—	300	—	—
Subordinated	FRN	AUD200	(24)	200	—	—	200	—	—
Subordinated	EMTN	JPY 10,000	(25)	127	—	—	127	—	—
Subordinated	EMTN	USD250	(26)	358	—	—	358	—	—

				6,293	5,674	5,012	6,201	5,586	4,922

Total Loan Capital				6,631	6,025	5,427	7,338	5,937	5,337

     Where a foreign currency hedge is in place to utilise a loan capital issue in a currency other than that of its original issue, the AUD equivalent value is shown net of the hedge.

(1)	USD 300 million undated Floating Rate Notes (“FRNs”) issued 11 July 1988 exchangeable into dated FRNs.

Outstanding notes at 30 June 2004 were:
Due July 2004	:	USD0.5 million
Due July 2006	:	USD32.5 million
Undated	:	USD5 million

(2)	USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs.

Outstanding notes at 30 June 2004 were:
Due February 2005	:	USD64 million
Due February 2006	:	USD24 million
Due February 2008	:	USD7 million

(3)	USD 100 million undated capital notes issued on 15 October 1986.

The Bank has entered into separate agreements with the Commonwealth of Australia relating to each of the above issues (the ‘Agreements’) which qualify the issues as Tier One capital.

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

The relevant events of default differ depending on the relevant Agreement. In summary, they cover events such as failure of the Bank to meet its monetary obligation in respect of the relevant notes; the insolvency of the Bank; any law being passed to dissolve the Bank or the Bank ceasing to carry on general banking business in Australia; and the Commonwealth of Australia ceasing to guarantee the relevant notes. In relation to Dated FRNs which have matured to date, the Bank and the Commonwealth agreed to amend the relevant Agreement to reflect that the Commonwealth of Australia was not called upon to subscribe for fully paid ordinary shares up to an amount equal to the principal value of the maturing FRNs.

(4)	USD550 million undated Trust Preferred Securities (TPS) issued on 6 August 2003.

(5)	AUD300 million extendible floating rate note issued December 1989:

Due December 2004 : AUD25 million

Due December 2009 : AUD275 million

The Bank has entered into a separate agreement with the Commonwealth of Australia relating to the above issue (the ‘Agreement’) which qualifies the issue as Tier Two capital. For capital adequacy purposes Tier Two debt based capital is reduced each year by 20% of the original amount during the last 5 years to maturity.

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

Any one or more of the following events will trigger the issue of shares to the Commonwealth of Australia or a rights issue:

•	A relevant event of default occurs in respect of the note issue and, where applicable, the Trustee of the notes gives notice of such to the Bank;

•	The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem such issue; or

•	Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the issue will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.

(6)	AUD300 million subordinated notes, issued February 1999; due February 2009, split into AUD185 million fixed rate notes and AUD115 million floating rate notes. Called and redeemed February 2004.

(7)	AUD25 million subordinated FRN, issued April 1999, due April 2029.

(8)	AUD250 million subordinated notes, issued November 1999, due November 2009; split into AUD200 million fixed rate notes and AUD50 million floating rate notes.

(9)	USD750 million subordinated notes, issued June 2000, due June 2010; split into USD300 million fixed rate notes and USD450 million floating rate notes.

(10)	JPY20 billion perpetual subordinated EMTN, issued February 1999.

(11)	USD200 million subordinated EMTN, issued November 1999, due November 2009.

(12)	USD75 million subordinated EMTN, issued January 2000, due January 2010.

(13)	USD100 million subordinated EMTN, issued January 2000, due January 2010.

(14)	USD400 million subordinated EMTN issued June 1996 due July 2006.

(15)	GBP200 million subordinated EMTN issued March 1996 due December 2006.

(16)	JPY30 billion subordinated EMTN issued October 1995 due October 2015.

(17)	NZD100 million subordinated loan matures 15 December 2009.

(18)	AUD210 million Euro FRN issued September 1996, maturing September 2004.

(19)	AUD38 million FRN issued December 1997, maturing December 2004.

(20)	AUD130 million subordinated notes comprised as follows: AUD10 million fixed rate notes issued 12 December 1995, maturing 12 December 2005. AUD110 million floating rate notes issued 12 December 1995, maturing 12 December 2005. AUD5 million fixed rate notes issued 17 December 1996, maturing 12 December 2005. AUD5 million floating rate notes issued 17 December 1996, maturing 12 December 2005.

(21)	Comprises 8 subordinated notes and FRN issues. The face value amounts are less than $10 million each and are all in Australian Dollars. The maturities range from August 2009 to October 2009.

(22)	USD350 million subordinated fixed rate note, issued June 2003, due June 2018.

(23)	GBP150 million subordinated EMTN, issued June 2003, due December 2023.

(24)	AUD500 million subordinated notes, issued February 2004, due February 2014; split into AUD300 million fixed rate notes and AUD200 million floating rate notes.

(25)	JPY10 billion subordinated EMTN, issued May 2004, due May 2034.

(26)	USD250 million subordinated EMTN issued June 2004, due August 2014.

Subsequent to 30 June 2004, the Bank has issued:

USD250 million increase to the subordinated EMTN issued June 2004, due August 2014.

Notes to the financial statements

NOTE 29 Share Capital

	2004	BANK 2003
Issued and Paid Up Ordinary Capital	$M	$M
Ordinary Share Capital
Opening balance	12,678	12,665
Dividend Reinvestment Plan: 2002/2003 Final Dividend	201	—
Dividend Reinvestment Plan: 2003/2004 Interim Dividend	188	—
Share buy back	(213)	—
Share purchase plan	467	—
Buy Back for DRP: 2001/02 Final Dividend	—	(195)
DRP2001/2002 Final Dividend	—	195
Buy Back for DRP: 2002/2003 Interim Dividend	—	(166)
DRP2002/2003 Interim Dividend	—	166
Exercise of Executive Options	38	13

Closing balance	13,359	12,678

Shares on Issue	Number	Number

Opening balance	1,253,581,363	1,252,921,363
Dividend reinvestment plan issues:
2002/2003 Final Dividend fully paid ordinary shares at $28.03	7,165,289	—
2003/2004 Interim Dividend fully paid ordinary shares at $31.61	5,916,319	—
Share buy back	(19,360,759)
Share purchase plan shares issued at $31.36	14,891,250
Buy Back for DRP: 2001/2002 Final Dividend	—	(6,111,510)
2001/2002 Final Dividend fully paid shares at $31.92	—	6,111,510
Buyback for 2002/2003 Interim Dividend	—	(6,753,320)
2002/2003 Interim Dividend fully paid ordinary shares at $24.75	—	6,753,320
Exercise under Executive Option Plan	1,812,600	660,000

Closing balance	1,264,006,062	1,253,581,363

Terms and Conditions of Ordinary Share Capital

     Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held. A shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate it may also authorise a representative.

Preference Share Capital	BANK
	2004	2003
PERLS	$M	$M
PERLS Capital issued and paid up	687	687

	Number	Number

	3,500,000	3,500,000

     Commonwealth Bank PERLS (“PERLS”) are perpetual preference shares that offer a quarterly, floating rate dividend. PERLS represent a less expensive form of equity funding than ordinary shares and increase the diversity and flexibility of the Bank’s capital base.

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

     Holders of PERLS are entitled to vote at a general meeting of the issuer in limited circumstances.

	GROUP		BANK
	2004	2003	2004	2003
Other Equity Instruments	$M	$M	$M	$M
Other equity instruments issued and paid up	1,573	—	737	—

	Number	Number	Number	Number

	4,300,000	—	550,000	—

Notes to the financial statements

NOTE 29 Share Capital continued

Issue of other equity instruments

Trust Preferred Securities

     On 6 August 2003 a wholly owned entity of the Bank issued USD550 million (AUD832 million) of perpetual non call 12 year trust preferred securities into the US Capital Markets. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The securities qualify as Tier One capital of the Bank.

PERLS II

     On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”). These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The securities qualify as Tier One capital of the Bank.

Share Buy-back

     On 29 March 2004 the Bank announced the successful completion of its off-market share buy-back. A total of 19,360,759 shares were bought back at $27.50 per share, for a total cost of $532.4 million. An amount of $11 per share of the consideration for each share bought back was charged to paid up capital (total $213.0 million). The balance of $16.50 per share was deemed to be a fully franked dividend for tax purposes and charged to retained profits (total $319.4 million).

     In accordance with the draft ATO Class Ruling CR2004/65, the “market value” of the shares bought back for tax purposes is $30.42 (“Tax Value”). For capital gains tax purposes an Australian resident individual or complying superannuation entity shareholder participating in the buy-back will be deemed to have disposed of each share bought back for deemed capital proceeds of $11.00 plus the amount by which the Tax Value exceeds the buy-back price. The Tax Value exceeds the buy-back price by $2.92 ($30.42 — $27.50). Accordingly, for capital gains tax purposes, the deemed disposal price for each share sold into the buy-back is $13.92 ($11.00 + $2.92).

Share Purchase Plan

     The Bank introduced a Share Purchase Plan (SPP) during the year. On 25 June 2004 a total of 14,891,250 shares were issued at $31.36 per share, for a total of $467 million, in respect of the SPP.

Dividends

     The Directors have declared a fully franked (at 30%) final dividend of 104 cents per share amounting to $1,315 million. The dividend will be payable on 24 September 2004 to shareholders on the register at 5pm on 20 August 2004.

     Dividends per share are based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:

•	Current and expected rates of business growth and the mix of business;

•	Capital needs to support economic, regulatory and credit ratings requirements;

•	The rate of return on assets; and

•	Investments and/or divestments to support business development.

     Dividends paid since the end of the previous financial year:

•	As declared in last year’s Annual Report, a fully franked final dividend of 85 cents per share amounting to $1,066 million was paid on 8 October 2003. The payment comprised cash disbursements of $865 million with $201 million being reinvested by participants through the Dividend Reinvestment Plan; and

•	In respect of the current year, a fully franked interim dividend of 79 cents per share amounting to $996 million was paid on 30 March 2004. The payment comprised cash disbursements of $808 million with $188 million being reinvested by participants through the Dividend Reinvestment Plan.

•	Additionally, quarterly dividends totaling $37 million for the year were paid on the PERLS preference shares; $15 million on the PERLS II (for distributions in March 2004 and June 2004); $40 million on the Trust Preferred Securities, and; $9 million on the ASB Capital preference shares.

Dividend Reinvestment Plan

     The Bank expects to issue around $250 million of shares in respect of the DRP for the final dividend for 2003/04.

     The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.

Record Date

     The register closes for determination of dividend entitlement and for participation in the dividend reinvestment plan at 5:00pm on 20 August 2004 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1235.

Ex Dividend Date

     The ex dividend date is 16 August 2004.

Employee Share Plans

     The Bank has in place the following employee share plans:

•	Commonwealth Bank Employee Share Acquisition Plan (“ESAP”);

•	Commonwealth Bank Equity Participation Plan (“EPP”);

•	Commonwealth Bank Equity Reward Plan (“ERP”); and

•	Commonwealth Bank Non-Executive Directors Share Plan (“NEDSP”).

     The ESAP and ERP were each approved by shareholders at the Annual General Meeting (“AGM”) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the meeting to ensure shareholders were fully informed.

     Employee Share Acquisition Plan (“ESAP”)

     The ESAP was introduced in 1996 and provides employees with up to $1,000 worth of free shares per annum subject to a performance target being met. The performance target is growth in annual profit of the greater of 5% or consumer price index plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.

     Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the ESAP receive full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares granted.

     Effective from 1 July 2002, shares granted under ESAP offers have been expensed against the profit and loss account. In the current year, 683,617 shares were granted to eligible employees in respect of the 2003 grant.

     The Bank has determined to allocate each eligible employee shares up to a value of $1,000 in respect of the 2004 grant. As a result, an amount of $24 million has been accrued in respect of the year ended 30 June 2004. The shares will be purchased on-market at the then market price.

Notes to the financial statements

NOTE 29 Share Capital continued

From 1 July 2000 to 30 June 2002, details of issues under ESAP were:

	Bonus Ordinary	No. of	Shares issued to	Issue
Issue Date	Shares Issued(1)	Participants	Each Participant	Price(2)
13 Oct 2000	872,620	24,932	35	$27.78
20 Dec 2000	805	23	35	$27.78
31 Oct 2001	893,554	26,281	34	$28.95
3 Dec 2001	3,876	114	34	$28.95
31 Jan 2002	1,938	57	34	$28.95

From 1 July 2002, details of shares purchased under ESAP are as follows:

Purchase	Ordinary Shares	No. of	Shares Allocated to	Allocation
Date	Purchased	Participants	Each Participant	Price(3)
31 Oct 2002	830,874	25,178	33	$29.71
22 Jan 2003	1,584	48	33	$29.71
31 Oct 2003	683,617	23,573	29	$27.53

(1)	For Offers in 2000 and 2001 both new and existing shareholders were granted Bonus Ordinary Shares issued from the Share Capital Account.

(2)	The Issue Price x Shares issued to each Participant effectively represents about $1,000 of free shares.

(3)	The Allocation Price for the offer is equal to the market value which is determined by calculating the weighted average of the prices at which the shares were traded on the ASX during the 5 trading day period up to and including the grant date. The Allocation Price x Shares issued to each participant effectively represents about $1,000 of free shares for the 2002 Offer and $800 of free shares for the 2003 Offer.

Equity Participation Plan (“EPP”)

     The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (STIs) to be applied in the acquisition of shares. The Plan also facilitates the mandatory sacrifice of STI payments.

     All shares acquired by employees under this Plan are purchased on-market at the current market price. A total number of 5,812,425 shares have been acquired under the EPP since the plan commenced in 2001.

Details of purchases under the EPP from 1 July 2003 to 30 June 2004 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price
30 Sept 2003	62	8,175	$27.89
31 Oct 2003	2,453	2,147,975	$27.62
31 Dec 2003	73	9,915	$29.46
31 Mar 2004	63	7,527	$33.32
30 Jun 2004	71	9,496	$32.72

     Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.

     Under the mandatory component of the EPP, fully paid ordinary shares are purchased and held in Trust until such time as the vesting conditions have been met. The vesting condition attached to the shares specifies that participants must remain employees of the Bank until the vesting date (generally a period of one and two years after the STI award period).

     Each participant of the mandatory component of the EPP for whom shares are held by the Trustee on their behalf, has a right to receive dividends. Once the shares vest, dividends which have accrued during the vesting period are paid to participants. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

     Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.

The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	July 02 - June 03	July 03 - June 04
Shares held under the plan at the beginning of year	1,478,423	2,497,184
Shares allocated during year	1,968,197	2,121,075
Shares vested during year	(836,437)	(1,715,807)
Shares forfeited during year	(112,999)	(112,099)

Shares held under the plan at end of year	2,497,184	2,790,353

     Shares acquired under both the voluntary and mandatory components of the EPP have been expensed against the profit and loss account. In the current year, $67 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.

Notes to the financial statements

NOTE 29 Share Capital continued

Equity Reward Plan (“ERP”)

     The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.

     Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/02, no options have been issued under the ERP. From 2002/03, Reward Shares have only been issued under this plan.

     The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (“TSR”) with the Bank’s TSR performance being measured against a comparator group of companies.

     The prescribed performance hurdle for options and Reward Shares issued prior to 2002/03 was:

•	The Bank’s TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX’s ‘Banks and Finance Accumulation Index’ excluding the Bank) was widened in 2001/02 to better reflect the Bank’s business mix; and

•	If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within 5 years from the grant date.

     For Reward Shares granted from 2002/03 onwards, a tiered vesting scale was introduced so that 50% of the allocated shares vest if the Bank’s TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile.

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

     Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed against the profit and loss account over a three year period, reflecting the minimum vesting period. In the current year, $8 million has been expensed to the profit and loss account reflecting the cost of Reward Shares purchased and allocated under the plan.

     Executive options issued up to September 2001 have not been recorded as an expense by the Group.

Details of options issued and shares acquired under ERP as well as movements in the options and shares are as follows:

Options

Year of	Commencement	Issue	Options	Options		Exercise		Exercise
Grant	Date	Date	Issued	Outstanding(1)	Participants	Price		Period
2000	13 Sep 2000	7 Feb 01	577,500	402,500	16	$26.97	(2)	14 Sep 2003 to 13 Sep 2010(4)
	13 Sep 2000	31 Oct 01	12,500	—	1	$26.97	(2)	14 Sep 2003 to 13 Sep 2010(4)
2001	3 Sep 2001	31 Oct 01	2,882,000	2,122,700	61	$30.12	(3)	4 Sep 2004 to 3 Sep 2011(5)
	3 Sep 2001	31 Jan 02	12,500	12,500	1	$30.12	(3)	4 Sep 2004 to 3 Sep 2011(5)
	3 Sep 2001	15 Apr 02	100,000	100,000	1	$30.12	(3)	4 Sep 2004 to 3 Sep 2011(5)

(1)	Options outstanding as at the date of the report.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Will be subject to adjustment by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

(4)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(5)	Performance hurdle must be satisfied between 4 September 2004 and 3 September 2006, otherwise options will lapse.

Options - Details of Movements	July 02 - June 03		July 03 - June 04
Year of Grant	2000	2001	2000	2001
Total options:
Held by participants at the start of year	572,500	2,863,100	427,500	2,336,400
Granted during year	—	—	—	—
Exercised during year	—	—	—	—
Lapsed during year	145,000	526,700	—	101,200

Outstanding at the end of year	427,500	2,336,400	427,500	2,235,200

Granted from 30 June to date of report	—	—	—	—
Exercised from 30 June to date of report	—	—	25,000	—
Lapsed from 30 June to date of report	—	—	—	—

Outstanding as at the date of report	427,500	2,336,400	402,500	2,235,200

Notes to the financial statements

NOTE 29 Share Capital continued

Reward Shares

							Average
Year of	Purchase	Shares	Shares				Purchase
Grant	Date	Purchased	Allocated		Participants	Vesting Period	Price
2000	20 Feb 2001	361,100	361,100		61	14 Sept 2003 to 13 Sept 2005(4)	$29.72
	31 Oct 2001	2,000	2,000		1	14 Sept 2003 to 13 Sept 2005(4)	$29.25
2001	31 Oct 2001	652,100	661,500	(1)	241	4 Sept 2004 to 3 Sept 2006(5)	$29.25
2002	22 Nov 2002	357,500	545,500	(2)	195	3 Sept 2005 to 2 Sept 2007(5)	$28.26
2003	12 Nov 2003	285,531	595,600	(3)	255	2 Sept 2006 to 1 Sept 2008(5)	$28.33

(1)	In October 2001, 11,400 reward shares were re-allocated to participants receiving the 2001 grant as a result of reward shares forfeited from previous ERP grant.

(2)	In November 2002, 188,000 reward shares were re-allocated to participants receiving the 2002 grant as a result of shares forfeited from previous grants.

(3)	In November 2003, 310,069 reward shares were re-allocated to participants receiving the 2003 grant as a result of shares forfeited from previous grants.

(4)	Performance hurdle was satisfied on 31 March 2004 and as a result 195,700 shares vested to participants of the 2000 grant.

(5)	Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.

Reward Shares - Details of Movements

	July 02 - June 03			July 03 - June 04
Year of Grant	2000	2001	2002	2000	2001	2002	2003
Total reward shares -
Held by participants at the start of year	337,300	638,800	—	217,100	518,500	515,300	—
Granted during year	—	—	552,000	—	—	—	597,100
Vested during year	—	—	—	195,700	—	—	—
Lapsed during year	120,200	120,300	36,700	21,400	59,000	43,225	10,725

Outstanding at the end of year	217,100	518,500	515,300	—	459,500	472,075	586,375

Granted from 30 June to date of report	—	—	—	—	—	—	—
Vested from 30 June to date of report	—	—	—	—	—	—	—
Lapsed from 30 June to date of report	—	—	—	—	22,500	26,250	28,875

Outstanding as at the date of report	217,100	518,500	515,300	—	437,000	445,825	557,500

     During the vesting period, reward shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee, has a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

     For a limited number of executives including overseas based staff and those approved by the Chief Executive Officer and ratified by Remuneration Committee and Board, a cash based ‘share replicator’ ERP scheme is operated by way of grants of performance units. The performance unit grants are subject to the same vesting conditions as the Reward Share component of the ERP. On meeting the vesting condition, a cash payment is made to executives whereby the value is determined based on the current share price on vesting plus an accrued dividend value. An amount of $5 million has been expensed to the profit and loss account in respect of the year ended 30 June 2004 to reflect future payments which may be required under the ‘share replicator’ plan.

Executive Option Plan (“EOP”)

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

     The last grant under EOP was made in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.

Notes to the financial statements

NOTE 29 Share Capital continued

Details of issues made under EOP as well as movements for 2002/03 and 2003/04 are as follows:

Executive Option Plan (“EOP”)

Commencement	Issue	Options	Options		Exercise		Exercise
Date	Date	Issued	Outstanding	Participants	Price(1)		Period
3 Nov 1997	11 Dec 1997	2,875,000	—	27	$15.53	(2)	4 Nov 00 to 3 Nov 02
25 Aug 1998	30 Sep 1998	3,275,000	—	32	$19.58	(2)	26 Aug 01 to 25 Aug 03
24 Aug 1999	24 Sep 1999	3,855,000	1,875,000	38	$23.84	(2)	25 Aug 02 to 24 Aug 09(3)
13 Sep 2000	13 Oct 2000	2,002,500	1,144,600	50	$26.97	(2)	14 Sep 03 to 13 Sep 10(4)

(1)	Market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.

(2)	Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle for the 1999 grant was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(4)	Performance hurdle for the 2000 grant was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

Details of Movements

	1 July 2002 to 30 June 2003(1)				1 July 2003 to 30 June 2004(1)
Year of Grant	1997	1998	1999	2000	1998	1999	2000
Total options -
Held by participants at the start of year	50,000	1,047,500	3,525,000	1,691,700	312,500	3,221,000	1,336,200
Exercised during year	—	660,000	—	—	312,500	1,271,000	129,100
Lapsed during year	50,000	—	304,000	355,500	—	25,000	12,500

Outstanding at the end of year	—	387,500	3,221,000	1,336,200	—	1,925,000	1,194,600

Exercised from 30 June to date of report	—	—	—	—	—	50,000	50,000
Lapsed from 30 June to date of report	—	75,000	—	—	—	—	—

Outstanding as at the date of report	—	312,500	3,221,000	1,336,200	—	1,875,000	1,144,600

(1)	The EOP was discontinued in 2000/01 and no options have been granted under the plan during the last two reporting periods.

Summary of shares issued during the period 1 July 2003 to the date of the report as a result of options being exercised are:

Option	Shares	Price paid	Total
Issue Date	Issued	per Share	Consideration Paid
30 Sep 1998	312,500	$19.58	$6,118,750
24 Sep 1999	1,321,000	$23.84	$31,492,640
13 Oct 2000	179,100	$26.97	$4,830,327
7 Feb 2001	25,000	$26.97	$674,250

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

Notes to the financial statements

NOTE 29 Share Capital continued

Non-Executive Directors Share Plan (“NEDSP”)

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

     Shares are purchased on-market at the current market price and a total of 34,009 shares have been purchased under the NEDSP since the plan commenced in 2001.

Details of grants under the NEDSP from 1 July 2003 to 30 June 2004 were as follows:

	Total Fees		Shares	Average
Quarter Ending	Sacrificed	Participants	Purchased	Purchase Price
30/09/2003	$74,584	11	2,678	$27.87
31/12/2003	$74,650	11	2,534	$29.46
31/03/2004	$73,762	11	2,214	$33.32
30/06/2004	$73,616	11	2,250	$32.72

No trading restrictions were lifted on shares during the period 1 July 2003 to the date of this report.

For the current year, $297,000 was expensed to the profit and loss account reflecting shares purchased and allocated under the NEDSP.

NOTE 30 Outside Equity Interests

	GROUP
	2004	2003
	$M	$M
Controlled Entities:
Share capital (1)	300	300
Reserves	—	—
Retained profits	4	4
Life insurance statutory funds	2,176	1,824

Total Outside Equity Interests	2,480	2,128

(1)	ASB Perpetual Preference Shares — $182 million.

     On 10 December 2002, ASB Capital Limited, a New Zealand subsidiary, issued NZD200 million (AUD182 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.

     Gandel Listed Property Trusts — $111 million.

     In July 2002 Colonial First State Property Retail Pty Ltd was incorporated and in August 2002, the Colonial First State Property Retail Trust (“CFSPRT”) was established. Both of these entities are owned 60% by the CBA Group and 40% by outside equity interests. On 30 September 2002, unitholders of the Colonial First State Property Trust Group (“CFT”), the Commonwealth Property Office Fund (“CPA”) and the Gandel Retail Trust (“GAN”) approved a proposal which saw CPA acquire the industrial/office assets of CFT and GAN acquire the retail assets of CFT. GAN changed its name to the CFS Gandel Retail Trust and CFSPRT became the delegated manager of this trust along with the retail component of a wholesale property trust.

Notes to the financial statements

NOTE 31 Capital Adequacy

     Commonwealth Bank of Australia (“the Bank”) is subject to regulation by the Australian Prudential Regulation Authority (“APRA”) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord. These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with risk weighted on and off balance sheet assets. Regulatory capital requirements are measured for the Bank (known from 1 July 2003 as “Level 1”) and for the Bank and its banking subsidiaries (known from 1 July 2003 as “Level 2”). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.

     Regulatory capital is divided into Tier One and Tier Two capital. Certain deductions are made from the sum of Tier One and Tier Two capital to arrive at the capital base. Tier One capital consists of shareholders’ equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier Two capital consists of the general provision for credit losses and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses and any holdings of capital instruments issued by other banks are deducted from the sum of Tier One and Tier Two capital to arrive at the capital base.

     In accordance with APRA’s methodology, the standard method of measuring risk requires one of a number of risk weights to be applied to each category of assets on the balance sheet and to categories of off-balance sheet obligations. The standard risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are not consistent with the loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.

     The regulatory capital ratios of the Bank are shown on page 140. An analysis of the movement in the capital ratios is shown on page 139.

Dividends

     Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from retained earnings without APRA’s prior approval. Under APRA guidelines, the expected dividend must be deducted from Tier One capital.

Regulatory Capital Requirements for Other ADIs in the Group

     ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (“RBNZ”). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2004 ASB Bank Limited Group had a Tier One ratio of 8.22% and a Total Capital ratio of 10.18%.

Regulatory Capital Requirements for Life Insurance and Funds Management Business

     The Group’s life insurance businesses in Australia are also regulated by APRA. The Life Insurance Act 1995 includes a framework for the calculation of the regulatory capital requirements for life insurance companies. The required calculations are based on tests aimed at ensuring each statutory fund in each life insurance company has sufficient assets to meet policy and other liabilities under a range of adverse circumstances. There are two tiers to the regulatory capital requirements – ‘solvency’ and ‘capital adequacy’. The solvency test is made assuming each fund is closed to new business. Failure to meet the solvency test may result in the appointment of a judicial manager by APRA. The capital adequacy test assumes each fund remains open to new business and the reasonable expectations of policyholders are met. Failure to meet the capital adequacy test means capital or retained profits may not be transferred from the statutory funds. Failure may also result in closer regulatory monitoring by APRA. The capital adequacy test is always equal to or greater than the solvency test. At all times during the year to 30 June 2004, all statutory funds of the Group’s life insurance companies in Australia met the capital adequacy test. At 30 June 2004, for Australian life insurance companies, the estimated excess over capital adequacy within statutory funds amounted to $337 million in aggregate.

     The Group owns two life insurance companies in Australia: Commonwealth Insurance Holdings Limited (“CIHL”), and The Colonial Mutual Life Assurance Society Limited (“CMLA”). The life insurance business of Commonwealth Life Limited (“CLL”) was amalgamated into CMLA on 1 July 2003 using the provisions of part 9 of the Life Insurance Act. CLL was subsequently deregistered.

     There are no regulatory capital requirements for life insurance companies in New Zealand. However, the Group determines the capital requirements for New Zealand on a basis similar to Australia.

     The life insurance business in Hong Kong is regulated by the Insurance Authority of Hong Kong. The minimum regulatory requirement comprises a solvency test as defined in local regulations and ordinances.

     Funds managers in Australia are subject to responsible entity regulation by the Australian Securities and Investment Commission (“ASIC”). The regulatory capital requirements vary for responsible entities depending on the type of Australian Financial Services or Authorised Representatives’ Licence held but a requirement of up to $5 million of net tangible assets applies.

     APRA supervises approved trustees of superannuation funds and requires them to also maintain net tangible assets of at least $5 million. These requirements are not cumulative where an entity is both an approved trustee for superannuation purposes and a responsible entity.

     The total Group’s life and funds management companies held an estimated $710 million excess over regulatory capital requirements at 30 June 2004 in aggregate.

Regulatory Changes

Basel II

     In June 2004, the Basel Committee on Banking Supervision (“the Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.

     The Basel II Framework is based on three “pillars”. Pillar 1 covers the capital requirements for banks, Pillar 2 covers the supervisory review process and Pillar 3 relates to market disclosure. There are three approaches to credit risk under the Basel II Framework. These are Standardised and two internal ratings-based (“IRB”) approaches. The Standardised Approach is a modified version of the current approach, but with risk weights aligned with the credit ratings of borrowers and counterparties. Under the IRB approaches (Foundation and Advanced), banks such as Commonwealth Bank that use internal models to calculate and allocate the amount of capital required for credit risk, may be able to use components of their own calculations to determine the amount of regulatory capital required for credit risk. Under the Foundation IRB Approach, the regulator will, in most cases, provide the parameters. Under the Advanced IRB Approach, substantially all of the parameters will be those

Notes to the financial statements

NOTE 31 Capital Adequacy continued

used by the bank in its internal models. The Commonwealth Bank is intending to implement the Advanced IRB approach.

     The Basel II Framework introduces a capital requirement for operational risk. As with credit risk, there are multiple approaches. The Bank is intending to implement the Advanced Measurement Approach.

     The Basel Committee intends member countries to adopt and implement the Basel II Framework for financial years ending in 2006. However, the most advanced approaches to credit and operational risk will be implemented for financial years ending in 2007, in order that further impact studies and parallel calculations can be completed.

     The current capital requirements for market risk are not expected to change significantly under the Basel II Framework.

     There remain a number of uncertainties regarding the Basel II Framework as it will be applied by APRA and it is not possible to provide reliable information on the regulatory position of the Bank under the new rules.

International Financial Reporting Standards

     The Bank will be required to adopt International Financial Reporting Standards (“IFRS”) for the financial year commencing 1 July 2005 and will report for the first time under IFRS when the results for the half year ended 31 December 2005 are announced.

     Many of the IFRS changes will have an affect upon the reporting of the Bank’s assets and equity. Current accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. APRA has stated that it will revise its prudential standards in response to the IFRS changes. However, it is currently unclear the impact this will have on the Bank’s capital adequacy position. Refer to page 83 for further discussion of IFRS.

Conglomerate Groups

     APRA has advised that a third level of capital adequacy (“Level 3”) will be implemented to coincide with Basel II. APRA defines a conglomerate group as a group of companies containing one or more Australian incorporated Authorised Deposit-taking Institutions (“ADIs”). The Bank is an ADI and the Commonwealth Bank Group falls within APRA’s definition of a conglomerate group. Each conglomerate group will be required to hold capital that corresponds to the corporate structure of that conglomerate. The calculation will have regard to all group members and the capacity to move surplus capital from one group entity to another.

     The regulatory capital requirements for each conglomerate group will be specific to that group.

     The proposals indicate that the use of internal capital estimation and allocation models may be permitted. However, APRA has not yet specified their requirements for internal models, nor when they will complete their review of the Bank’s models.

     Whilst the Bank considers that it is strongly capitalised (as evidenced by its credit ratings), no assurance can be given that our models will meet APRA’s requirements or that the Bank meets the Level 3 capital requirements.

Capital Expenditure

     From 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier One capital. On a pro-forma basis, at 30 June 2004 this deduction would have been $111 million resulting in a decrease in Tier One Capital from 7.43% to 7.37% and a decrease in Total Capital from 10.25% to 10.18%.

Active Capital Management

     The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 6.96% to 7.43% and the Total Capital Ratio increased from 9.73% to 10.25% during the year to 30 June 2004. The Bank’s credit ratings remained unchanged.

     During the year, the Bank achieved strong growth in Risk Weighted Assets from $147 billion to $169 billion. The following significant initiatives were undertaken to actively manage the Bank’s capital:

Tier One Capital

•	Issue of USD550 million (AUD832 million) of trust preferred securities in August 2003;

•	Issue of $750 million of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) in January 2004;

•	Issue of $201 million shares in October 2003 to satisfy the Dividend Reinvestment Plan (“DRP”) in respect to the final dividend for 2002/03;

•	Issue of $188 million shares in March 2004 to satisfy the DRP in respect to the interim dividend for 2003/04;

•	In accordance with APRA guidelines, the estimated issue of $250 million shares to satisfy the DRP in respect of the final dividend for 2003/04;

•	The issue of $467 million shares pursuant to a Share Purchase Plan (“SPP”); and

•	An off-market share buy-back of $532 million in March 2004 which reduced Tier One Capital.

Further details of these transactions are provided in Note 29.

Tier Two Capital

•	Issue of $500 million subordinated medium term notes settled in February 2004. The notes mature in 2014 and are callable in 2009. The notes qualify as Lower Tier Two capital;

•	Issue of JPY10 billion (AUD127 million) subordinated medium term notes settled in May 2004. The notes mature in May 2034 and are callable in May 2010. The notes qualify as Lower Tier Two capital; and

•	Issue of USD250 million (AUD358 million) subordinated medium term notes settled in June 2004. The notes mature in August 2014 and are callable in August 2009. The notes qualify as Lower Tier Two capital.

     Deductions from Total Capital

     The following movements in deductions have occurred during the year:

•	Sale of investment in Bank of Queensland; and

•	Dividend of $194 million paid to the Bank from the life insurance and funds management businesses in excess of the dividend paid in respect of the after-tax profits of these businesses.

     In July 2004, the Bank issued USD250 million (AUD357 million) subordinated medium term notes. The notes mature in 2014 and are callable in 2009. The notes qualify as Lower Tier Two capital.

Notes to the financial statements

NOTE 31 Capital Adequacy continued

		GROUP
	2004	2003
	Actual	Actual
Risk Weighted Capital Ratios	%	%
Tier One	7.43	6.96
Tier Two	3.93	4.21
Less deductions	(1.11)	(1.44)

Total	10.25	9.73

Adjusted Common Equity(1)	4.75

		GROUP
	2004	2003
Regulatory Capital	$M	$M
Tier One capital
Shareholders’ equity	24,885	22,152
Eligible loan capital	338	351
Estimated reinvestment under Dividend Reinvestment Plan(2)	250	—
Foreign currency translation reserve related to non-consolidated subsidiaries	179	147
Deduct:
Asset revaluation reserve	(61)	(7)
Goodwill	(4,705)	(5,029)
Expected dividend	(1,315)	(1,066)
Intangible component of investment in non-consolidated subsidiaries(3)	(4,674)	(4,388)
Outside equity interest in entities controlled by non-consolidated subsidiaries	(114)	(123)
Outside equity interest in insurance statutory funds and other funds	(2,176)	(1,824)
Other	(19)	—

Total Tier One Capital	12,588	10,213

Tier Two capital
Asset revaluation reserve	61	7
General provision for bad and doubtful debts(4)	1,390	1,321
Future Income Tax Benefit related to general provision	(398)	(391)
Upper Tier Two note and bond issues	267	250
Lower Tier Two note and bond issues(5)(6)	5,338	4,990

Total Tier Two Capital	6,658	6,177

Total capital	19,246	16,390
Deduct:
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)(3)	(1,886)	(2,072)
Other deductions	(5)	(42)

Capital Base	17,355	14,276

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology. As the Bank did not disclose this ratio for the previous year, no comparatives are published.

(2)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(3)	Refer to Note 34 for a reconciliation of the components of the carrying value of the life insurance and funds management business to the value of investments in non-consolidated subsidiaries.

(4)	Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

(5)	APRA requires these Lower Tier Two note and bond issues to be included as if they were un-hedged.

(6)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.

Notes to the financial statements

NOTE 31 Capital Adequacy continued

2004
Adjusted Common Equity(1)	$M
Tier One capital	12,588
Deduct:
Eligible loan capital	(338)
Preference share capital	(687)
Other equity instruments	(1,573)
Outside equity interest (net of outside equity interest component deducted from Tier One capital)	(190)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)(2)	(1,886)
Other deductions	(5)
Other	139

Total Adjusted Common Equity	8,048

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology. As the Bank did not disclose this ratio for the previous year, no comparatives are published.

(2)	Refer to Note 34 for a reconciliation of the components of the carrying value of the life insurance and funds management business to the value of investments in non-consolidated subsidiaries.

					GROUP
	Face Value		Risk		Risk-Weighted
			Weights		Balance
	2004	2003		2004	2003
Risk-Weighted Assets	$M	$M	%	$M	$M
On balance sheet assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	27,554	23,832	0%	—	—
Claims on OECD banks and local governments	15,020	12,427	20%	3,004	2,485
Advances secured by residential property(1)	125,026	103,987	50%	62,513	51,993
All other assets	83,256	74,472	100%	83,256	74,472

Total On Balance Sheet Assets - Credit Risk(2)(3)	250,856	214,718		148,773	128,950

						GROUP
	Face Value			Credit		Risk-Weighted
				Equivalent		Balance
	2004	2003	2004	2003	2004	2003
	$M	$M	$M	$M	$M	$M
Off-balance sheet exposures
Direct credit substitutes	3,293	3,746	3,293	3,746	2,836	3,238
Trade and performance related items	1,069	992	483	463	453	435
Commitments	65,097	58,674	12,745	10,882	9,238	7,832
Foreign exchange, interest rate and other market related transactions	769,742	603,726	20,069	17,475	5,614	5,028

Total Off Balance Sheet Exposures - Credit Risk(4)	839,201	667,138	36,590	32,566	18,141	16,533

Total risk weighted assets - credit risk					166,914	145,483
Risk weighted assets - market risk					2,407	1,325

Total Risk Weighted Assets					169,321	146,808

(1)	For loans secured by residential property approved after 5 September 1994, a risk weight of 100% applied where the loan to valuation ratio is in excess of 80%. Effective from 28 August 1998, a risk weight of 50% applies to these loans if they are totally insured by an acceptable lender’s mortgage insurer. Loans that are risk weighted at 100% are reported under ‘All other assets’.

(2)	The difference between total on balance sheet assets and the Group’s balance sheet reflects the alternative treatment of some assets and provisions as prescribed in APRA’s capital adequacy guidelines; principally goodwill, general provision for bad and doubtful debts, and investments in life insurance and fund management business.

(3)	Total on balance sheet assets exclude debt and equity securities in the trading book and all on balance sheet positions in commodities, as they are included in the calculation of notional market risk weighted assets.

(4)	Off balance sheet exposures secured by the residential property account for $6.2 billion of off balance sheet credit equivalent assets ($3.1 billion of off balance sheet risk weighted assets).

Notes to the financial statements

NOTE 32 Maturity Analysis of Monetary Assets and Liabilities

     The maturity distribution of monetary assets and liabilities is based on contractual terms. The majority of the longer term monetary assets are variable rate products, with actual maturities shorter than the contractual terms. Therefore this information is not relied upon by the Bank in the management of its interest rate risk in Note 39.

								GROUP
	Maturity Period At 30 June 2004
			0 to 3	3 to 12	1 to 5	Over	Not
	At Call	Overdrafts	months	months	years	5 years	specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Assets
Cash and liquid assets	888	—	5,565	—	—	—	—	6,453
Receivables due from other financial institutions	774	—	7,126	80	70	319	—	8,369
Trading securities(1)	—	—	14,896	—	—	—	—	14,896
Investment securities	—	—	1,952	1,646	5,145	2,704	—	11,447
Loans, advances and other receivables(2)	2,646	4,904	27,597	19,883	39,957	95,797	(1,393)	189,391
Bank acceptances of customers	—	—	8,643	6,376	—	—	—	15,019
Life assets(3)	51	—	2,948	554	3,924	3,466	17,999	28,942
Other monetary assets	390	—	17,963	5	—	—	174	18,532

Total Monetary Assets	4,749	4,904	86,690	28,544	49,096	102,286	16,780	293,049

Liabilities
Deposits and other public borrowings(3)	88,691	—	48,863	21,191	3,594	838	—	163,177
Payables due to other financial institutions	536	—	4,564	1,529	12	—	—	6,641
Bank acceptances	—	—	8,643	6,376	—	—	—	15,019
Life liabilities	—	—	—	—	—	—	24,638	24,638
Debt issues and loan capital	—	—	7,160	13,699	19,162	10,249	403	50,673
Other monetary liabilities	9	—	17,996	918	32	8	196	19,159

Total Monetary Liabilities	89,236	—	87,226	43,713	22,800	11,095	25,237	279,307

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within 3 months.

(2)	$102 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial ‘core’ deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to the Interest Rate Risk Sensitivity table in Note 39.

     During the financial year, significant growth in variable rate, long-term loans occurred. This has been funded principally by retail deposits and wholesale funding.

Notes to the financial statements

NOTE 32 Maturity Analysis of Monetary Assets and Liabilities continued

								GROUP
	Maturity Period At 30 June 2003
			0 to 3	3 to 12	1 to 5	Over	Not
	At Call	Overdrafts	months	Months	years	5 years	specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Assets
Cash and liquid assets	1,033	—	4,542	—	—	—	—	5,575
Receivables due from other financial institutions	1,256	—	5,054	756	—	—	—	7,066
Trading securities(1)	—	—	10,435	—	—	—	—	10,435
Investment securities	—	—	1,339	2,034	6,407	1,256	—	11,036
Loans, advances and other receivables(2)	1,515	4,457	14,128	18,094	37,167	86,311	(1,325)	160,347
Bank acceptances of customers	—	—	13,197	—	—	—	—	13,197
Life assets	—	—	3,922	656	4,075	3,878	15,304	27,835
Other monetary assets	582	—	15,616	7	5	—	631	16,841

Total Monetary Assets	4,386	4,457	68,233	21,547	47,654	91,445	14,610	252,332

Liabilities
Deposits and other public borrowings(3)	81,385	—	38,334	15,138	4,962	1,155	—	140,974
Payables due to other financial institutions	1,438	—	5,724	376	—	—	—	7,538
Bank acceptances	—	—	13,197	—	—	—	—	13,197
Life liabilities(4)	—	—	—	—	—	—	23,861	23,861
Debt issues and loan capital	—	—	13,352	3,911	12,005	6,970	416	36,654
Other monetary liabilities	1	—	17,043	24	—	—	284	17,352

Total Monetary Liabilities	82,824	—	87,650	19,449	16,967	8,125	24,561	239,576

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within three months.

(2)	$87 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial ‘core’ deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 39.

(4)	The maturity profile of Life assets has been reclassified to be on a consistent basis with current year.

     During the financial year, significant growth in variable rate, long-term loans occurred. This has been funded principally by at call variable rate retail deposits.

Notes to the financial statements

NOTE 33 Financial Reporting by Segments

				GROUP
	Year Ended 30 June 2004
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	13,287	—	—	13,287
Premium and related revenue	—	—	1,012	1,012
Other income	3,720	3,142	840	7,702
Appraisal value uplift/(reduction)	—	(95)	296	201

Total Revenue	17,007	3,047	2,148	22,202

Interest expense	7,877	—	—	7,877

Segment result before income tax, goodwill amortisation and appraisal value uplift/(reduction)	3,091	504	371	3,966
Income tax expense	(914)	(228)	(120)	(1,262)

Segment result after income tax and before goodwill amortisation and appraisal value uplift/(reduction)	2,177	276	251	2,704
Outside equity interest	(1)	(8)	—	(9)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift/(reduction)	2,176	268	251	2,695
Goodwill amortisation	(302)	(17)	(5)	(324)
Appraisal value uplift/(reduction)	—	(95)	296	201

Net Profit Attributable to Shareholders of the Bank	1,874	156	542	2,572

Non-Cash Expenses
Goodwill amortisation	302	17	5	324
Charge for bad and doubtful debts	276	—	—	276
Depreciation	110	8	9	127
Which new Bank initiatives	427	—	—	427
Other	38	3	—	41
Financial Position
Total Assets	265,062	19,878	21,055	305,995
Acquisition of Property, Plant & Equipment, Intangibles and other Non-Current Assets	518	6	9	533
Associate Investments	194	1	44	239
Total Liabilities	254,284	17,439	9,387	281,110

Notes to the financial statements

NOTE 33 Financial Reporting by Segments continued

				GROUP
	Year Ended 30 June 2003
		Funds
	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	11,528	—	—	11,528
Premium and related revenue	—	—	1,131	1,131
Other income	2,733	1,157	620	4,510

Total Revenue	14,261	1,157	1,751	17,169

Interest expense	6,502	—	—	6,502

Segment result before income tax, goodwill amortisation and appraisal value (reduction)/uplift	3,165	217	161	3,543
Income tax (expense)/credit	(931)	5	(32)	(958)

Segment result after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,234	222	129	2,585
Outside equity interest	—	(6)	—	(6)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,234	216	129	2,579
Goodwill amortisation(1)	(300)	(18)	(4)	(322)
Appraisal value (reduction)/uplift	—	(291)	46	(245)

Net Profit Attributable to Shareholders of the Bank	1,934	(93)	171	2,012

Non-Cash Expenses
Goodwill amortisation	300	18	4	322
Charge for bad and doubtful debts	305	—	—	305
Depreciation	109	8	11	128
Appraisal value reduction/(uplift)	—	291	(46)	245
Other	112	1	—	113
Financial Position
Total Assets	229,289	19,622	16,199	265,110
Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets	98	16	6	120
Associate Investments	214	12	61	287
Total Liabilities	216,939	17,044	8,975	242,958

(1)	Prior years have been restated to reflect the allocations of goodwill amortisation across businesses.

Notes to the financial statements

NOTE 33 Financial Reporting by Segments continued

				GROUP
	Year Ended 30 June 2002
		Funds
	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	10,455	—	—	10,455
Premium and related revenue	—	—	866	866
Other income	3,180	690	293	4,163
Appraisal value uplift	—	381	96	477

Total Revenue	13,635	1,071	1,255	15,961

Interest Expense	5,745	—	—	5,745

Segment result before tax, goodwill amortisation and appraisal value uplift	2,884	399	135	3,418
Income tax expense	(816)	(31)	(69)	(916)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	2,068	368	66	2,502
Outside equity interest	(1)	—	—	(1)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,067	368	66	2,501
Goodwill amortisation	(301)	(18)	(4)	(323)
Appraisal value uplift	—	381	96	477

Net Profit Attributable to Shareholders of the Bank	1,766	731	158	2,655

Non-Cash Expenses
Goodwill amortisation	301	18	4	323
Charge for bad and doubtful debts	449	—	—	449
Depreciation	109	7	12	128
Other	87	2	1	90
Financial Position
Total Assets	211,130	20,531	17,987	249,648
Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets	147	17	—	164
Associate Investments	235	30	48	313
Total Liabilities	200,885	18,123	9,584	228,592

Notes to the financial statements

NOTE 33 Financial Reporting by Segments continued

	2004		2003		2002
Secondary Segment	$M	%	$M	%	$M	%
GEOGRAPHICAL SEGMENTS
Revenue
Australia	17,746	80.0	14,008	81.6	12,651	79.3
New Zealand	2,671	12.0	2,025	11.8	1,591	10.0
Other Countries(1)	1,785	8.0	1,136	6.6	1,719	10.7

	22,202	100.0	17,169	100.0	15,961	100.0

Net profit attributable to shareholders of the Bank
Australia	2,091	81.3	1,659	82.4	2,569	96.8
New Zealand	309	12.0	265	13.2	178	6.7
Other Countries(1)	172	6.7	88	4.4	(92)	(3.5)

	2,572	100.0	2,012	100.0	2,655	100.0

Assets
Australia	252,652	82.6	221,248	83.5	208,673	83.6
New Zealand	35,059	11.4	27,567	10.4	24,579	9.8
Other Countries(1)	18,284	6.0	16,295	6.1	16,396	6.6

	305,995	100.0	265,110	100.0	249,648	100.0

Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets
Australia	495	92.9	98	81.7	134	81.7
New Zealand	29	5.4	6	5.0	26	15.9
Other Countries(1)	9	1.7	16	13.3	4	2.4

	533	100.0	120	100.0	164	100.0

(1)	Other Countries are: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Philippines, Fiji, Indonesia, China and Vietnam.

The geographical segments represent the location in which the transaction was booked. The New Zealand net profit for 2003 has been restated onto a consistent basis with other years.

Notes to the financial statements

NOTE 34 Life Insurance Business

     The following information, in accordance with AASB 1038: Life Insurance Business, is provided to disclose the statutory life insurance business transactions contained in the Group financial statements and the underlying methods and assumptions used in their calculation. Also refer to Notes 1(ii) and 21. The life insurance segment result is prepared on a business segment basis, refer to Note 33.

		GROUP
	2004	2003
Summarised Statement of Financial Performance	$M	$M
Premium and related revenue	1,362	1,326
Outward reinsurance premiums expense	(194)	(200)
Claims expense	(501)	(471)
Reinsurance recoveries	139	132
Investment revenue (excluding investments in subsidiaries)
Equity securities	1,582	(680)
Debt securities	558	894
Property	238	374
Other	399	46
Life insurance policy liabilities expense	(2,315)	(546)

Margin on services operating income	1,268	875
Change in excess of net market values over net assets of life insurance controlled entities	201	(245)

Life insurance operating income	1,469	630
Administration expense	(447)	(697)

Operating profit before income tax	1,022	(67)
Income tax attributable to operating profit	(300)	45

Operating profit after income tax	722	(22)

Outside equity interest in operating profit after income tax	(8)	—

Net Profit After Income Tax	714	(22)

Sources of life insurance operating profit
The Margin on Services operating profit after income tax is represented by:
Emergence of planned profit margins	186	228
Difference between actual and planned experience	6	(67)
Movement in excess of net market value over net assets of controlled entities	201	(245)
Reversal of previously recognised losses or loss recognition on groups of related products	10	(11)
Investment earnings on assets in excess of policyholder liabilities	311	73

Operating Profit After Income Tax	714	(22)

Life insurance premiums received and receivable	3,688	4,158
Life insurance claims paid and payable	4,356	5,843

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

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement since 30 June 2003	$M	$M	$M	$M	$M
Profits	268	180	54	17	519
Net capital movements(2)	(27)	108	(29)	—	52
Dividends paid	(470)	(421)	(9)	—	(900)
Foreign exchange movements	(10)	—	19	(25)	(16)

Change in Shareholders net tangible assets	(239)	(133)	35	(8)	(345)
Appraisal value uplift/(reduction)	(95)	206	94	(4)	201

Increase/(Decrease) to 30 June 2004	(334)	73	129	(12)	(144)

Shareholders’ Net Tangible Assets	$M	$M	$M	$M	$M
30 June 2003 balance	754	1,264	380	608	3,006
Profits	268	180	54	17	519
Net capital movements(2)	(27)	108	(29)	—	52
Dividends paid	(470)	(421)	(9)	—	(900)
Foreign exchange movements	(10)	—	19	(25)	(16)

30 June 2004 Balance	515	1,131	415	600	2,661

Value Inforce Business	$M	$M	$M	$M	$M
30 June 2003 balance	1,123	245	191	4	1,563
Uplift/(reduction)	727	50	95	(4)	868

30 June 2004 Balance	1,850	295	286	—	2,431

Value Future New Business	$M	$M	$M	$M	$M
30 June 2003 balance	3,596	79	278	24	3,977
Uplift/(reduction)	(822)	156	(1)	—	(667)

30 June 2004 Balance	2,774	235	277	24	3,310

Carrying Value at 30 June 2004	$M	$M	$M	$M	$M
Shareholders’ net tangible assets	515	1,131	415	600	2,661
Value inforce business	1,850	295	286	—	2,431

Embedded value	2,365	1,426	701	600	5,092
Value future new business	2,774	235	277	24	3,310

Carrying Value	5,139	1,661	978	624	8,402

(1)	The Asian life businesses are not held in the market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years, subject to impairment.

(2)	Includes capital injections and movements in intergroup loans.

Notes to the financial statements

NOTE 34 Life Insurance Business continued

     The following table reconciles the carrying values of the life insurance and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in Note 31.

Reconciliation of the Components of the Carrying Value to the Value of Investments in Non-Consolidated Subsidiaries

	2004	2003
	$M	$M
Intangible component of investment in non-consolidated subsidiaries deducted from Tier One capital comprises:
Value future new business	3,310	3,977
Value of self-generated inforce business	1,279	411
Other(1)	85	—

	4,674	4,388

Investment in non-consolidated subsidiaries deducted from Total Capital comprises:
Shareholders’ net tangible assets in life and funds management businesses	2,661	3,006
Capital in other non-consolidated subsidiaries	351	286
Value of acquired inforce business	1,152	1,152
Less non-recourse debt	(2,278)	(2,372)

	1,886	2,072

(1)	Relates to revised APRA Prudential Standards effective 1 July 2003.

Key Assumptions Used in Appraisal Values

     The following key assumptions have been used in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
As at 30 June 2004	Multiplier	%	%
Life insurance entities
Australia	8	10.9	70
New Zealand	9	10.3	—
Asia
- Hong Kong	8	12.0	—
- Other	Various	Various	—
Funds management entities
Australia	n/a	12.5	70

		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
As at 30 June 2003	Multiplier	%	%
Life Insurance entities
Australia	8	10.8	70
New Zealand	8	10.9	—
Asia
- Hong Kong	8	11.5	—
- Other	various	various	—
Funds management entities
Australia	n/a	11.9	70

     The movement in the risk discount rate is based on the change in the underlying risk free rate using a capital asset pricing model framework. This framework utilises the local 10-year government bond yield as the proxy for the risk free rate.

     The movement in risk discount rates have been accompanied by broadly equivalent movements in assumed future investment returns on the Australian funds management business.

     The assumptions for the future new business are set after considering current levels of new business and the expected growth in business. A review of current experience has resulted in a reduction in the future sales assumption for Australian funds management.

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

	2004	2003
Components of policy liabilities	$M	$M
Future policy benefits(1)	27,779	27,426
Future bonuses	1,346	1,188
Future expenses	1,762	1,637
Future profit margins	1,472	1,420
Future charges for acquisition expenses	(527)	(916)
Balance of future premiums	(7,266)	(6,956)
Provisions for bonuses not allocated to participating policyholders	72	62

Total Policy Liabilities	24,638	23,861

(1)	Including bonuses credited to policyholders in prior years.

Taxation

     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

Actuarial Methods and Assumptions

     Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 - Valuation Standard (‘AS1.03’) issued by the Life Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups, are as follows:

Product Type	Method	Profit Carrier
Individual
Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments
Group
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Accumulation	Not applicable
Income stream risk	Projection	Expected claim payments

Notes to the financial statements

NOTE 34 Life Insurance Business continued

     The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

     The ‘Accumulation Method’ for investment linked measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs were offset against this liability.

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

Discount Rates

     These were the rates used to discount further cash flows to determine their net present value in the policy liabilities. The discount rates were determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates and asset mix.

Discount Rates
	June 2004	June 2003
Class of Business	Rate Range %	Rate Range %
Traditional — ordinary business (after tax)	6.11 - 6.86	5.44 - 6.19
Traditional — superannuation business (after tax)	7.46 - 8.40	6.65 - 7.58
Annuity business (after tax)	6.17 - 6.98	5.46 - 6.67
Term insurance — ordinary business (after tax)	3.45 - 4.15	3.16 - 3.85
Term insurance — superannuation business (after tax)	3.45 - 4.15	3.16 - 3.85
Disability business (before tax)	5.93	5.50
Investment linked — ordinary business (after tax)	5.61 - 6.04	4.88 - 5.68
Investment linked — superannuation business (after tax)	7.37 - 7.42	6.33 - 6.84
Investment linked — exempt (after tax)	8.41 - 8.80	7.20 - 8.27
Investment account — ordinary business (after tax)	4.32	3.67
Investment account — superannuation business (after tax)	5.25	4.46
Investment account — exempt (after tax)	6.13	5.21

Bonuses

     The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance Expenses

     The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one off expenses. For participating business, expenses continue on the previous charging basis with adjustments for actual experience, and are assumed to increase in line with inflation each year.

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

Voluntary Discontinuance

     Discontinuance rates were based on recent company and industry experience and vary by territory, product, age and duration inforce. The experience has generally been favourable resulting in reductions in discontinuance rates for some product lines.

Surrender Values

     Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.

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

Notes to the financial statements

NOTE 34 Life Insurance Business continued

Solvency

Australian Life Insurers

     Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves were required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 - ‘Solvency Standard’ (“AS2.03”) prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

     Overseas life insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules.

     Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed Assets and Fiduciary Activities

     Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Bank.

Disaggregated Information

     Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, that were distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers prepared in accordance with AASB 1038: Life Insurance Business, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds.

Notes to the financial statements

NOTE 35 Remuneration of Auditors

		GROUP		BANK
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Amounts paid or due and payable for audit services to:
Ernst & Young	7,714	6,634	2,792	2,555
Other Auditors	134	137	—	—

	7,848	6,771	2,792	2,555
Amounts paid or due and payable for non-audit services to Ernst & Young:
Audit related services	1,113	752	894	571
Taxation services	222	325	136	170
All other services
Corporate finance services	203	628	203	528
Staff assistance services	13	1,263	13	827
Other services	569	321	284	122

	2,120	3,289	1,530	2,218

Total Remuneration of Auditors	9,968	10,060	4,322	4,773

     The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and the level of fees are compatible with maintaining auditors’ independence.

     Fees for audit services includes fees associated with statutory audit services, review of the Group’s half year financial statements, audit of the Group’s US Form 20-F, services in relation to statutory and regulatory requirements, and other services that only the external auditor can provide such as comfort letters on debt issues.

     Audit related fees principally include accounting and regulatory consultations, due diligence in connection with acquisitions and dispositions, and investigations and verifications of internal control systems and financial or regulatory information.

     Taxation fees include income tax and GST compliance and related advice, and tax technology and related training.

     All other fees principally include transaction support services related to potential and actual acquisition and disposition transactions, advice regarding implementation of revised compliance and regulatory requirements, and provision of personnel to assist alleviate short term non-management resource and skill needs.

NOTE 36 Commitments for Capital Expenditure Not Provided for in the Accounts

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Not later than one year	44	48	42	23
Later than one year but not later than two years	2	—	—	—

Total Commitments for Capital Expenditure Not Provided for in the Accounts	46	48	42	23

NOTE 37 Lease Commitments - Property, Plant and Equipment

		GROUP		BANK
	2004	2003	2004	2003
	$M	$M	$M	$M
Commitments in respect of non cancellable operating lease agreements due:
Not later than one year	295	264	241	228
Later than one year but not later than five years	646	587	522	503
Later than five years	207	160	150	104

Total Lease Commitments - Property, Plant and Equipment	1,148	1,011	913	835

Group’s share of lease commitments of associated entities:
Not later than one year	12	9
Later than one year but not later than five years	16	18
Later than five years	—	1

Total Lease Commitments - Property, Plant and Equipment	28	28

Lease Arrangements

     Leases entered into by the Group are for the purpose of accommodating the business needs. Leases may be over retail, commercial, industrial and residential premises and reflect the needs of the occupying business and market conditions. All leases are negotiated using either internal or external professional property resources acting for the Group.

     Rental payments are determined in terms of relevant lease requirements, usually reflecting market rentals.

     The Group as lessee has no purchase options over premises occupied.

     There are no restrictions imposed on the Group’s lease of space other than those forming part of the negotiated lease arrangements for each specific premise.

Notes to the financial statements

NOTE 38 Contingent Liabilities and Assets

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

     Details of contingent liabilities and off balance sheet business (excluding Derivatives - Note 39) are:

				GROUP
		Face Value	Credit Equivalent
	2004	2003	2004	2003
	$M	$M	$M	$M
Credit risk related instruments
Guarantees	2,230	2,075	2,230	2,075
Standby letters of credit	362	380	362	380
Bill endorsements	308	589	308	589
Documentary letters of credit	171	110	34	22
Performance related contingents	898	882	449	441
Commitments to provide credit	64,651	58,310	12,329	10,519
Other commitments	7,158	2,720	1,156	1,081

Total Credit Risk Related Instruments	75,778	65,066	16,868	15,107

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

     Contingent Assets

     The credit risk related contingent liabilities of $75,778 million (2003: $65,066 million) detailed above also represent contingent assets of the Group. Such commitments to provide credit may in the normal course convert to loans and other assets of the Group.

Litigation

     Neither the Commonwealth Bank nor any of its controlled entities is engaged in any litigation or claim which is likely to have a materially adverse effect on the business, financial condition or operating results of the Commonwealth Bank or any of its controlled entities. Where some loss is probable an appropriate provision has been made.

Notes to the financial statements

NOTE 38 Contingent Liabilities and Assets continued

Indemnities under UK Sale Agreement

     The Group has contingent liabilities that relate to indemnities given under an agreement for the sale of Colonial Life (UK) Ltd and Colonial Pension Fund Ltd to the Winterthur Group.

     These indemnities cover potential claims that could arise from prior period mis-selling activities in the UK for pension and mortgage endowment products. Under the sales agreement, the liabilities are shared between Winterthur and the Group on a pre-determined basis.

     Fiduciary Activities

     The Group and its associated entities conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager for numerous investment funds and trusts, including superannuation and approved deposit funds, wholesale and retail trusts. The amounts of funds concerned that are not reported in the Group’s balance sheet are as follows:

	2004	2003
	$M	$M
Funds under administration
Australia	67,393	61,556
United Kingdom	10,721	6,908
New Zealand	7,614	6,590
Asia	1,203	1,369

	86,931	76,423

Funds under custody
Australia(1)	—	57,777

(1)	The Group has agreed to novate or transfer all of this business to other custodians during the 2004 financial year.

     Certain entities within the Group act as responsible entity or trustee of virtually all managed schemes (“schemes”), wholesale and retail trusts (“trusts”) managed by the Group in Australia, United Kingdom and New Zealand. The above funds under administration do not include on balance sheet investments and policyholder liabilities held in the statutory funds of the life insurance business (refer to Note 16) where an entity within the Group may act as a trustee. Liabilities are incurred by these entities in their capacity as responsible entity or trustee. Rights of indemnity are held against the schemes and trusts whose assets exceeded their liabilities at 30 June 2004. Where entities within the Group act as manager of unit trusts, obligations exist under the relevant Trust Deeds, whereby upon request from a unit holder, the manager has an obligation to repurchase units from the trust or to arrange for the relevant trustee to redeem units from the assets of those trusts. It is considered unlikely that these entities will need to repurchase units from their own funds.

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

Liquidity support

     In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing System (“Clearing Stream 1”) and the Bulk Electronic Clearing System (“Clearing Stream 2”) and the High Value Clearing System (“Clearing Stream 4”, only if operating in ‘bypass mode’) of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of a failure to settle by a member institution.

Service Agreements

     The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other executives of the Company and its controlled entities at 30 June 2004 was $8 million (2003: $10.6 million).

Notes to the financial statements

NOTE 39 Market Risk

     The Bank in its daily operations is exposed to a number of market risks. A market risk is the risk of an event in the financial markets that results in a loss of earnings or a loss of value, e.g. an adverse interest rate movement.

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

Market Risk in the Balance Sheets

     The Risk Committee of the Board recommends for Board approval, all balance sheet market risk policies and limits. Implementation of the policy is through the Asset and Liability Committee, with operational management delegated to the Group Executives of the associated business units.

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

     Domestically, the Group continues to obtain the majority of its AUD funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has fallen from 67% in June 2003 to 60% in June 2004 due to the growth of “at call” savings. The relative size of the Group’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Group’s extensive retail network and the Group’s large share of pensioner deeming accounts.

     The cost of funds for Financial Year 2004, calculated as a percentage of interest exposure to average interest bearing liabilities, was 4.0% on a group basis compared with the 3.7% on a group basis for Financial Year 2003.

     The Group obtains a significant proportion of its funding for the domestic balance sheet from wholesale sources - approximately 29.7% (2003: 22.7%), excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.

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

Market Risk

		GROUP
	2004	2003
	$M	$M
Australia
Cheque accounts	24,699	22,341
Savings accounts	31,067	32,411
Term deposits	38,530	32,398
Cash management accounts	20,756	18,756
Debt issues	27,688	19,577
Bank acceptances	15,019	13,122
Certificates of deposit	20,516	11,228
Life insurance policy liabilities	20,834	20,443
Loan capital	6,539	5,937
Securities sold under agreements to repurchase	3,585	3,231
Other	2,383	2,527

Total Australia	211,616	181,971

Overseas
Deposits and interbank	28,282	25,621
Commercial paper	8,776	7,802
Life insurance policy liabilities	3,804	3,418
Other debt issues	7,578	3,250
Loan capital	92	88
Bank acceptances and other	—	75

Total Overseas	48,532	40,254

Total Funding Sources	260,148	222,225

Provisions and other liabilities	20,962	20,733

Total Liabilities	281,110	242,958

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

     The figures in the table represent the potential change to net interest earnings during the year (expressed as a percentage of expected net interest earnings in the next 12 months) based on a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading.

(expressed as a percentage of	2004	2003
expected next 12 months’ earnings)%		%
Average monthly exposure	0.9	1.3
High month exposure	1.3	2.1
Low month exposure	0.5	0.4

(b)	Economic value

     Some of the Bank’s assets and liabilities have interest rate risk that is not fully captured within a measure of risk to the next 12 months earnings. To measure this longer-term sensitivity, the Bank utilises an economic value-at-risk (“VaR”) analysis. This analysis measures the potential change in the net present value of cash flows of assets and liabilities. Cash flows for fixed rate products are included on a contractual basis, after adjustment for forecast prepayment activities. Cash flows for products repriced at the discretion of the Bank are based on the expected repricing characteristics of those products.

     The total cash flows are revalued under a range of possible interest rate scenarios using the VaR methodology. The interest rate scenarios are based on actual interest rate movements that have occurred over one year and five year historical observation periods. The measured VaR exposure is an estimate to a 97.5% confidence level (one-tail) of the potential loss that could occur if the balance sheet positions were to be held unchanged for a one month holding period. For example, VaR exposure of $1 million means that in 97.5 cases out of 100, the expected net present value will not decrease by more than $1 million given the historical movement in interest rates.

     The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of all existing assets and liabilities held for purposes other than trading.

	2004	2003
	$M	$M
Exposure as at 30 June	19	34
Average monthly exposure	40	24
High month exposure	92	64
Low month exposure	19	4

Notes to the financial statements

NOTE 39 Market Risk continued

     The following table represents the Bank’s contractual interest rate sensitivity for repricing mismatches as at 30 June 2004 and corresponding weighted average effective interest rates. The net mismatch represents the net value of assets, liabilities and off balance sheet instruments that may be repriced in the time periods shown. All assets and liabilities are shown according to contractual repricing dates. Options are shown in the mismatch report using the delta equivalents of the option face values.

Interest Rate Risk Sensitivity

Repricing Period at 30 June 2004

	Balance								Not	Weighted
	Sheet		0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total		month	months	months	months	years	years	Bearing	Rate
	$M		$M	$M	$M	$M	$M	$M	$M	%
Australia
Assets
Cash and liquid assets	5,740		4,802	—	—	4	—	—	934	3.27
Receivables due from other financial institutions	4,914		3,657	1,076	78	2	—	—	101	2.88
Trading securities	11,310		11,310	—	—	—	—	—	—	3.53
Investment securities	3,822		81	180	792	17	1,966	782	4	6.09
Loans, advances and other receivables	158,915		96,547	10,283	8,776	14,148	28,444	1,989	(1,272)	6.89
Bank acceptances of customers	15,019		—	—	—	—	—	—	15,019	—
Insurance investment assets	24,673		761	2,090	203	247	2,934	2,514	15,924	4.62
Deposits with regulatory authorities	—		—	—	—	—	—	—	—	—
Property, plant and equipment	1,053		—	—	—	—	—	—	1,053	—
Intangible assets	4,270		—	—	—	—	—	—	4,270	—
Other assets	23,236		—	—	—	—	—	—	23,236	—

Total Assets	252,952		117,158	13,629	9,849	14,418	33,344	5,285	59,269	5.16

Liabilities
Deposits and other public borrowings	139,153		90,121	20,032	14,160	3,418	3,133	826	7,463	3.89
Payables due to other financial institutions	2,383		2,147	58	153	4	20	—	1	1.19
Bank acceptances	15,019		—	—	—	—	—	—	15,019	—
Provision for dividend	14		—	—	—	—	—	—	14	—
Income tax liability	757		—	—	—	—	—	—	757	—
Other provisions	954		—	—	—	—	—	—	954	—
Insurance policy liabilities	20,834		—	—	—	—	—	—	20,834 (1)	—
Debt issues	27,688		1,428	2,258	1,834	2,022	14,370	5,776	—	5.27
Bills payable and other liabilities	15,802		—	—	—	—	—	—	15,802	—
Loan capital	6,539		331	221	613	999	1,825	2,550	—	4.57

Total Liabilities	229,143		94,027	22,569	16,760	6,443	19,348	9,152	60,844	3.14

Shareholders’ Equity
Share capital	21,079		—	—	—	—	—	—	21,079
Outside equity interests	2,288		—	—	—	—	—	—	2,288

Total Shareholders’ Equity	23,367		—	—	—	—	—	—	23,367

Off Balance Sheet Items
Swaps		(2)	(10,161)	(12,663)	8,173	954	8,150	5,547	—		(3)
Options		(2)	(426)	—	176	—	75	175	—		(3)
FRAs		(2)	—	—	—	—	—	—	—		(3)
Futures		(2)	—	5,171	(10,311)	6,264	(902)	(222)			(3)

Net Mismatch		(2)	12,544	(16,432)	(8,873)	15,193	21,319	1,633	(24,942)		(3)
Cumulative Mismatch		(2)	12,544	(3,888)	(12,761)	2,432	23,751	25,384	442		(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.

Notes to the financial statements

NOTE 39 Market Risk continued

Repricing Period at 30 June 2004

	Balance								Not	Weighted
	Sheet		0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total		month	months	months	months	years	years	Bearing	Rate
	$M		$M	$M	$M	$M	$M	$M	$M	%
Overseas
Assets
Cash and liquid assets	713		493	116	—	30	—	—	74	2.23
Receivables due from other financial institutions	3,455		2,005	1,423	15	—	—	—	12	3.20
Trading securities	3,586		2,021	1,237	221	60	25	22	—	4.29
Investment securities	7,625		827	2,193	622	374	1,843	1,766	—	4.00
Loans, advances and other receivables	30,476		10,868	2,671	2,616	4,233	9,509	700	(121)	6.87
Bank acceptances of customers	—		—	—	—	—	—	—	—	—
Insurance investment assets	4,269		67	54	32	71	990	955	2,100	2.11
Deposits with regulatory authorities	38		—	—	—	—	—	—	38	—
Property, plant and equipment	151		—	—	—	—	—	—	151	—
Intangible assets	435		—	—	—	—	—	—	435	—
Other assets	2,295		—	—	—	—	—	—	2,295	—

Total Assets	53,043		16,281	7,694	3,506	4,768	12,367	3,443	4,984	5.22

Liabilities
Deposits and other public borrowings	24,024		14,697	4,636	2,605	1,095	515	14	462	4.22
Payables due to other financial institutions	4,258		2,844	928	485	1	—	—	—	2.80
Bank acceptances	—		—	—	—	—	—	—	—	—
Provision for dividend	—		—	—	—	—	—	—	—	—
Income tax liability	54		—	—	—	—	—	—	54	—
Other provisions	43		—	—	—	—	—	—	43	—
Insurance policy liabilities	3,804		—	—	—	—	—	—	3,804	—
Debt issues	16,354		2,919	2,411	8,504	328	1,664	481	47	1.72
Bills payable and other liabilities	3,338		—	—	—	—	—	—	3,338	—
Loan capital	92		—	—	92	—	—	—	—	8.22

Total Liabilities	51,967		20,460	7,975	11,686	1,424	2,179	495	7,748	2.74

Shareholders’ Equity
Share capital	1,326		—	—	—	—	—	—	1,326
Outside equity interests	192		—	—	—	—	—	—	192

Total Shareholders’ Equity	1,518		—	—	—	—	—	—	1,518

Off Balance Sheet Items
Swaps		(1)	3,273	5,205	(186)	(2,073)	(6,381)	115	47		(2)
Options		(1)	—	—	(61)	61	—	—	—		(2)
FRAs		(1)	(820)	(137)	547	410	—	—	—		(2)
Futures		(1)	—	218	(185)	526	(559)	—	—		(2)

Net Mismatch		(1)	(1,726)	5,005	(8,065)	2,268	3,248	3,063	(4,235)		(2)
Cumulative Mismatch		(1)	(1,726)	3,279	(4,786)	(2,518)	730	3,793	(442)		(2)

(1)	No balance sheet amount applicable.

(2)	No rate applicable.

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

Notes to the financial statements

NOTE 39 Market Risk continued

Repricing Period at 30 June 2003

	Balance								Not	Weighted
	Sheet		0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total		month	months	months	months	years	years	Bearing	Rate
	$M		$M	$M	$M	$M	$M	$M	$M	%
Australia
Assets
Cash and liquid assets	4,557		3,667	—	—	—	—	—	890	3.55
Receivables due from other financial institutions	3,325		1,266	1,070	753	36	—	—	200	1.41
Trading securities	6,334		6,334	—	—	—	—	—	—	4.64
Investment securities	4,341		82	521	36	499	2,720	467	16	5.38
Loans, advances and other receivables	137,424		80,485	7,167	8,482	14,772	25,336	2,370	(1,188)	6.32
Bank acceptances of customers	13,122		—	—	—	—	—	—	13,122	—
Insurance investment assets	24,185		5,344	444	71	305	2,178	2,240	13,603	4.04
Deposits with regulatory authorities	—		—	—	—	—	—	—	—	—
Property, plant and equipment	628		—	—	—	—	—	—	628	—
Goodwill	4,552		—	—	—	—	—	—	4,552	—
Other assets	21,966		—	—	—	—	—	—	21,966	—

Total Assets	220,434		97,178	9,202	9,342	15,612	30,234	5,077	53,789	4.79

Liabilities
Deposits and other public borrowings	120,365		82,397	15,572	7,910	4,286	4,246	861	5,093	2.97
Payables due to other financial institutions	2,527		1,486	892	132	17	—	—	—	1.54
Bank acceptances	13,122		—	—	—	—	—	—	13,122	—
Provision for dividend	12		—	—	—	—	—	—	12	—
Income tax liability	850		—	—	—	—	—	—	850	—
Other provisions	777		—	—	—	—	—	—	777	—
Insurance policy liabilities	20,443		—	—	—	—	—	—	20,443 (1)	—
Debt issues	19,576		4,452	6,378	1,458	1,152	4,949	1,187	—	5.50
Bills payable and other liabilities	16,867		—	—	—	—	—	—	16,867	—
Loan capital	5,937		734	2,050	15	—	1,320	1,818	—	3.31

Total Liabilities	200,476		89,069	24,892	9,515	5,455	10,515	3,866	57,164	2.44

Shareholders’ Equity
Share capital	19,910		—	—	—	—	—	—	19,910
Outside equity interests	1,936		—	—	—	—	—	—	1,936

Total Shareholders’ Equity	21,846		—	—	—	—	—	—	21,846

Off Balance Sheet Items
Swaps		(2)	(21,935)	8,186	623	39	7,673	5,414	—		(3)
FRAs		(2)	—	—	—	—	—	—	—		(3)
Futures		(2)	—	—	—	—	—	—	—		(3)

Net Mismatch		(2)	(13,826)	(7,504)	450	10,196	27,392	6,625	(25,221)		(3)
Cumulative Mismatch		(2)	(13,826)	(21,330)	(20,880)	(10,684)	16,708	23,333	(1,888)		(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.

Notes to the financial statements

NOTE 39 Market Risk continued

Repricing Period at 30 June 2003

	Balance								Not	Weighted
	Sheet		0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total		month	months	months	months	years	years	Bearing	Rate
	$M		$M	$M	$M	$M	$M	$M	$M	%
Overseas
Assets
Cash and liquid assets	1,018		868	53	1	—	—	—	96	1.75
Receivables due from other financial institutions	3,741		1,424	2,145	79	—	84	—	9	4.32
Trading securities	4,101		495	1,519	448	237	1,064	308	30	4.31
Investment securities	6,695		626	1,816	1,252	458	2,146	397	—	6.26
Loans, advances and other receivables	22,923		9,155	1,972	2,390	3,687	5,273	483	(37)	7.36
Bank acceptances of customers	75		—	—	—	—	—	—	75	—
Insurance investment assets	3,650		117	43	24	73	966	710	1,717	2.54
Deposits with regulatory authorities	23		8	—	—	—	—	—	15	2.06
Property, plant and equipment	193		—	—	—	—	—	—	193	—
Goodwill	477		—	—	—	—	—	—	477	—
Other assets	1,780		—	—	—	—	—	—	1,780	—

Total Assets	44,676		12,693	7,548	4,194	4,455	9,533	1,898	4,355	5.72

Liabilities
Deposits and other public borrowings	20,609		11,472	4,299	2,193	749	861	149	886	4.53
Payables due to other financial institutions	5,011		4,021	763	159	68	—	—	—	3.12
Bank acceptances	75		—	—	—	—	—	—	75	—
Provision for dividend	—		—	—	—	—	—	—	—	—
Income tax liability	26		—	—	—	—	—	—	26	—
Other provisions	42		—	—	—	—	—	—	42	—
Insurance policy liabilities	3,418		—	—	—	—	—	—	3,418	—
Debt issues	11,053		1,050	7,987	331	76	1,470	139	—	2.01
Bills payable and other liabilities	2,160		—	—	—	—	—	—	2,160	—
Loan capital	88		—	88	—	—	—	—	—	8.13

Total Liabilities	42,482		16,543	13,137	2,683	893	2,331	288	6,607	3.11

Shareholders’ Equity
Share capital	114		—	—	—	—	—	—	114
Outside equity interests	192		—	—	—	—	—	—	192

Total Shareholders’ Equity	306		—	—	—	—	—	—	306

Off Balance Sheet Items
Options		(1)	579	4,065	405	(2,495)	(2,349)	(205)	—		(2)
Swaps		(1)	368	(562)	392	(445)	247	—	—		(2)
FRAs		(1)	514	101	(550)	(109)	44	—	—		(2)
Futures		(1)	(1,827)	(3,260)	(305)	(1,016)	4,991	1,417	—		(2)

Net Mismatch		(1)	(4,216)	(5,245)	1,453	(503)	10,135	2,822	(2,558)		(2)
Cumulative Mismatch		(1)	(4,216)	(9,461)	(8,008)	(8,511)	1,624	4,446	1,888		(2)

(1)	No balance sheet amount applicable.

(2)	No rate applicable.

Notes to the financial statements

NOTE 39 Market Risk continued

As at 30 June	Exchange Rate		Interest Rate
	Related Contracts		Related Contracts			Total
	2004	2003	2004	2003	2004	2003
	$M	$M	$M	$M	$M	$M
Within 6 months	99	2	(34)	(11)	65	(9)
Within 6 months - 1 year	4	(3)	(13)	6	(9)	3
Within 1 - 2 years	(21)	1	16	17	(5)	18
Within 2 - 5 years	59	189	(190)	13	(131)	202
After 5 years	7	(8)	(698)	143	(691)	135

Net Deferred Gain/(loss)	148	181	(919)	168	(771)	349

     Foreign exchange risk

     Foreign exchange risk is the risk to earnings and value caused by a change in foreign exchange rates. The Bank hedges all balance sheet foreign exchange risks except for long term investments in offshore subsidiaries.

     Net deferred gains and losses

     Net deferred unrealised gains and losses arising from derivative hedging contracts entered into in order to manage risk arising from assets, liabilities, commitments of anticipated future transactions, together with the expected term of deferral are shown above.

     Net deferred gains and losses are only in respect of derivatives and must be considered in the context of the total interest rate and foreign exchange rate risk of the balance sheet. The deferred gains and losses on both derivatives and on balance sheet assets and liabilities are included in the economic VaR measure outline above.

     Additionally, there is $31 million of net deferred gains on derivatives (2003: $4 million net deferred gains) used to hedge equity risk on investments disclosed within Note 11.

Market Risk in Financial Services

     Market risk in the life insurance business arises from mismatches between asset returns and guaranteed liability returns on some policy changes (which may not be capable of being hedged through matching assets), adverse movements in market prices affecting fee income on investment-linked policies and from returns obtained from investing the shareholders capital held in each life company. As at 30 June 2004, shareholders funds in the life insurance business are invested 73% in income assets (cash and fixed interest) and 27% in growth assets (shares and property) with the asset mix varying from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the shareholder at undue risk.

     Market risk in the fund management business is the risk of an adverse movement in market prices, which leads to a reduction in the amount of funds under management and a consequent reduction of fee income.

Market Risk in Financial Markets Trading

     The Group’s policy is that exposure to market risk from trading activities is managed by Premium Business Services. The Group trades and distributes financial markets products and provides risk management services to clients on a global basis.

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

     In foreign exchange, the Group is a participant in all major currencies and is a major participant in the Australian dollar market, providing services for central banks, institutional, corporate and retail customers. Positions are also taken in the interest rate, debt, equity and commodity markets based on views of future market movements. Trading securities are further detailed in Note 10 to the financial statements.

     Income is earned from spreads achieved through market making and from taking market risk. All trading positions are valued and taken to profit and loss on a mark to market basis. Trading profits also take account of interest, dividends and funding costs relating to trading activities. Market liquidity risk is controlled by concentrating trading activity in highly liquid markets.

     Note 2 to the financial statements details Financial Markets Trading Income contribution of $499 million (2003: $502 million) to the income of the Group. The contribution is significant and provides important diversification benefits to the Group.

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

Derivative Contracts

     The table on the next page details the Group’s outstanding derivative contracts as at the end of the year.

     Each derivative type is split between those held for ‘Trading’ purposes and those for ‘Other than Trading’ purposes. Derivatives classified as ‘Other than Trading’ are transactions entered into in order to manage the risks arising from non-traded assets, liabilities and commitments in Australia and offshore centres.

     The ‘Face Value’ is the notional or contractual amount of the derivatives. This amount is not necessarily exchanged and predominantly acts as a reference value upon which interest payments and net settlements can be calculated and on which revaluation is based.

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

Notes to the financial statements

NOTE 39 Market Risk continued

			GROUP
	Face Value		Credit Equivalent
	2004	2003	2004	2003
	$M	$M	$M	$M
Derivatives
Exchange rate related contracts
Forwards
Trading	151,595	147,998	3,083	4,201
Other than trading	30,983	5,329	1,504	291

Total Forwards	182,578	153,327	4,587	4,492

Swaps
Trading	61,688	47,821	5,242	3,787
Other than trading	38,671	19,737	2,855	1,569

Total Swaps	100,359	67,558	8,097	5,356

Futures
Trading	1	—	—	—
Other than trading	—	—	—	—

Total Futures	1	—	—	—

Options purchased and sold(1)
Trading	64,930	69,984	856	1,234
Other than trading	126	—	2	27

Total Options Purchased and Sold	65,056	69,984	858	1,261

Total Exchange Rate Related Contracts	347,994	290,869	13,542	11,109

Interest rate related contracts
Forwards
Trading	28,311	33,398	13	4
Other than trading	500	2,292	11	37

Total Forwards	28,811	35,690	24	41

Swaps
Trading	139,297	125,610	2,276	3,722
Other than trading	201,510	127,882	3,033	1,719

Total Swaps	340,807	253,492	5,309	5,441

Futures (1)
Trading	38,525	47,881	67	18
Other than trading	17,251	—	—	—

Total Futures	55,776	47,881	67	18

Options purchased and sold
Trading	15,100	14,028	110	152
Other than trading	4,683	5,602	15	28

Total Options Purchased and Sold	19,783	19,630	125	180

Total Interest Rate Related Contracts	445,177	356,693	5,525	5,680

Credit risk related contracts
Swaps
Trading	2,870	702	348	15
Other than trading	3,490	1,204	393	623

Total Swaps	6,360	1,906	741	638

Total Credit Risk Related Contracts	6,360	1,906	741	638

Equity risk related contracts
Swaps
Other than trading	340	355	33	29
Options purchased and sold
Trading	313	247	33	55
Other than trading	25	—	1	—

Total Options Purchased and Sold	338	247	34	55

Total Equity Risk Related Contracts	678	602	67	84

Total Derivatives Exposures	800,209	650,070	19,875	17,511

(1)	Prior year face value comparatives have been restated.

The Bank has also entered swaps to hedge property values and income related to investment property risk. Each of these has a face value of $252 million and a credit equivalent of $1 million.

Notes to the financial statements

NOTE 39 Market Risk continued

     The fair or market value of trading derivative contracts, disaggregated into gross unrealised gains and gross unrealised losses, are shown below. In line with the Group’s accounting policy, these unrealised gains and losses are recognised immediately in profit and loss, and together with net realised gains on trading derivatives and realised and unrealised gains and losses on trading securities are reported within trading income under foreign exchange earnings or other financial instruments (refer to Note 2). In aggregate, derivatives trading was profitable for the Group during the year.

		Fair Value	Average Fair Value
	2004	2003	2004	2003
	$M	$M	$M	$M
Exchange rate related contracts
Forward contracts:
Gross unrealised gains	2,417	4,753	2,673	3,198
Gross unrealised losses	(2,742)	(4,922)	(2,975)	(3,245)

	(325)	(169)	(302)	(47)

Swaps:
Gross unrealised gains	5,718	3,599	5,370	2,996
Gross unrealised losses	(4,335)	(2,390)	(4,145)	(2,078)

	1,383	1,209	1,225	918

Futures:
Gross unrealised gains	—	2	1	—
Gross unrealised losses	(3)	—	(3)	—

	(3)	2	(2)	—

Options purchased and sold:
Gross unrealised gains	482	832	822	783
Gross unrealised losses	(634)	(1,138)	(1,167)	(920)

	(152)	(306)	(345)	(137)

Net Unrealised Gains on Exchange Rate Related Contracts	903	736	576	734

Interest rate related contracts
Forward contracts:
Gross unrealised gains	4	4	6	7
Gross unrealised losses	(4)	(4)	(5)	(7)

	—	—	1	—

Swaps:
Gross unrealised gains	4,084	4,431	4,833	4,294
Gross unrealised losses	(4,362)	(4,899)	(5,209)	(4,793)

	(278)	(468)	(376)	(499)

Futures:
Gross unrealised gains	24	15	41	33
Gross unrealised losses	(25)	(18)	(50)	(23)

	(1)	(3)	(9)	10

Options purchased and sold:
Gross unrealised gains	66	258	155	223
Gross unrealised losses	(57)	(145)	(123)	(146)

	9	113	32	77

Net Unrealised Losses on Interest Rate Related Contracts	(270)	(358)	(352)	(412)

Credit related trading derivative contracts
Swaps:
Gross unrealised gains	17	13	16	7
Gross unrealised losses	(11)	(12)	(13)	(6)

Net Unrealised Gains on Credit Related Contracts	6	1	3	1

Equity related contracts
Options purchased and sold:
Gross unrealised gains	15	20	12	17
Gross unrealised losses	(15)	(20)	(12)	(17)

Net Unrealised Gains on Equity Related Contracts	—	—	—	—

Net Unrealised Gains on Trading Derivative Contracts	639	379	227	323

Notes to the financial statements

NOTE 39 Market Risk continued

     In accordance with the accounting policy set out in Note 1(ff) the above trading derivative contract revaluations have been presented on a gross basis on the balance sheet.

	Fair Value
	2004	2003
	$M	$M
Unrealised gains on trading derivatives (Note 21)	12,827	13,907
Unrealised losses on trading derivatives (Note 27)	12,188	13,528

Net Unrealised Gains on Trading Derivatives	639	379

Notes to the financial statements

NOTE 40 Superannuation Commitments

     The Group sponsors a range of superannuation plans for its employees world wide. Details of major defined benefit plans with assets in excess of $10 million are:

Date of Last Actuarial
Name of Plan	Type	Form of Benefit	Review of the Fund
Officers’ Superannuation Fund (“OSF”)	Defined Benefits and Accumulation	Indexed pensions and lump sums	30 June 2003

Commonwealth Bank of Australia (UK)	Defined Benefits	Indexed pensions	1 August 2003
Staff Benefits Scheme (“CBA(UK)SBS”)	and Accumulation	and lump sums

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

     In view of market volatility, the Bank updates the following values annually using most recently available information (including values obtained from unaudited fund financial statements).

		CBA
	OSF(1)	(UK)SBS(2)	Total
	$M	$M	$M
Net Market Value of Assets(3)	5,416	333	5,749

Present Value of Accrued Benefits(4)	3,988	409	4,397

Difference between Net Market of Assets and Present Value of Accrued Benefits	1,428	(76)	1,352

Difference as a Percentage of Plan Assets	26%	23%	24%

Value of Vested Benefits(4)	3,988	304	4,292

(1)	The values for the OSF are the fund actuary’s estimates as at 31 March 2004. The OSF’s values include the values for the former Colonial Group Staff Superannuation Scheme (“CGSSS”) which was terminated on 3 October 2003 with the plan’s assets, liabilities, member contributions and benefit arrangements transferred to the OSF.

(2)	The values for the CBA(UK)SBS are the fund actuary’s estimates as at 31 March 2004. The CBA(UK)SBS’s values include the values for the former Colonial UK Staff Pension Scheme (“CUKSPS”) and Stewart Ivory & Company Limited Retirement Benefits Scheme (“SI&CRBS”) which were terminated on 31 July 2003 with each plan’s assets, liabilities, member contributions and benefit arrangements transferred to the CBA(UK)SBS.

(3)	These values have been extracted from the latest available fund financial statements (which are unaudited).

(4)	The Present Value of Accrued Benefits and Value of Vested Benefits for the OSF have been calculated in accordance with the Australian Accounting Standards AAS25 — Financial Reporting by Superannuation Plans. For CBA(UK)SBS, the Present Value of Accrued Benefits and Value of Vested Benefits have been calculated in accordance with relevant UK actuarial standards and practices.

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

     An actuarial assessment of the OSF, as at 30 June 2003 was completed during the year ended 30 June 2004. In line with the actuarial advice contained in the assessment, the Bank does not intend to make contributions to the OSF until further consideration of the next actuarial assessment of the OSF as at 30 June 2006.

     An actuarial review of the CBA(UK)SBS at 1 August 2003, which was finalised in August 2004, revealed a deficit of around $80 million and the actuary recommended contributions of 26% of salary (dollar contributions estimated at $5 million per annum) to finance future accrual of defined benefits and additional contributions of around $8 million per annum payable over 15 years to finance the fund deficit. The Bank is currently considering these recommendations.

Notes to the financial statements

NOTE 41 Controlled Entities

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in
AUSTRALIA
(a) Banking
Commonwealth Bank of Australia		Australia
Controlled Entities:
Commonwealth Development Bank of Australia Limited		Australia
CBA Investments Limited		Australia
CBA Specialised Financing Limited		Australia
Share Investments Pty Limited		Australia
CBA Investments (No. 2) Pty Limited		Australia
CBA International Finance Pty Limited		Australia
CBCL Australia Limited		Australia
CBFC Limited		Australia
Collateral Leasing Pty Limited		Australia
Commonwealth Securities Limited		Australia
Homepath Pty Limited		Australia
Chullora Equity Investments (No.2) Pty Limited		Australia
Chullora Equity Investments (No.3) Pty Limited		Australia
Commonwealth Investments Pty Limited		Australia
Commonwealth Property Limited		Australia
Infravest (No. 2) Limited		Australia
Retail Investor Pty Limited		Australia
Sparad (No. 24) Pty Limited		Australia
Colonial Employee Share Plan Limited		Australia
Colonial Finance Limited		Australia
Colonial Financial Services Pty Limited		Australia
CST Securitisation Management Limited		Australia
Emerald Holding Company Limited		Australia
TD Waterhouse Holdings (Aust) Pty Limited		Australia
Preferred Capital Limited		Australia
Newport Limited		Australia
Padang Pty Ltd		Australia
M Land Pty Ltd		Australia
PERLS II Trust		Australia
GT Funding No.1 Pty Ltd		Australia
GT Operating No.1 Pty Ltd		Australia
Watermark Limited		Australia
Emerald Limited		Australia
Loft No.1 Pty Ltd		Australia
Loft No.2 Pty Ltd		Australia
Fringe Pty Ltd		Australia
Reliance Achiever Pty Ltd		Australia
RA Partnership		Australia
Lily Pty Ltd		Australia
Pavillion Limited		Australia
Leaseway Transportation Pty Limited		Australia
Medallion 2003-2G		Australia

(b) Insurance and Funds Management
Commonwealth Insurance Limited		Australia
Commonwealth Custodial Services Limited		Australia
Commonwealth Insurance Holdings Limited		Australia
Commonwealth Life Limited		Australia
CLL Investments Limited		Australia
CIF (Hazelwood) Pty Limited		Australia
Commonwealth Investment Services Limited Group
Commonwealth Investment Services Limited		Australia
Commonwealth Managed Investments Limited		Australia
CISL (Hazelwood) Pty Limited		Australia
Commonwealth Funds Management Limited Group
Commonwealth Funds Management Limited		Australia
CFM (ADF) Limited		Australia
CFML Nominees Pty Limited		Australia
CMG Asia Pty Limited		Australia
CMG First State Investment Managers (Asia) Limited		Australia
Colonial AFS Services Pty Limited		Australia
Colonial Financial Corporation Limited		Australia
Colonial First State Group Limited		Australia
Colonial First State Investments Limited		Australia
Avanteos Pty Limited		Australia
Colonial First State Property Limited		Australia
Colonial First Statutory Funds Management Limited		Australia

Notes to the financial statements

NOTE 41 Controlled Entities continued

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in
(b) Insurance and Funds Management continued
CFS Managed Property Limited		Australia
Colonial Holding Company Pty Limited		Australia
Colonial Holding Company (No.2) Pty Limited		Australia
Colonial Financial Management Limited		Australia
Colonial Insurance Services Pty Limited		Australia
Colonial International Holdings Pty Limited		Australia
Colonial Investments Holding Pty Limited		Australia
Colonial Investment Services Limited		Australia
Colonial LGA Holdings Limited		Australia
Colonial Mutual Funds Limited		Australia
The Colonial Mutual Life Assurance Society Limited		Australia
Colonial Mutual Superannuation Pty Limited		Australia
Colonial PCA Holdings Pty Limited		Australia
Colonial PCA Services Limited		Australia
Colonial Portfolio Services Limited		Australia
Colonial Services Pty Limited		Australia
Jacques Martin Pty Limited		Australia
PIF Managed Property Pty Limited		Australia
Colonial Protection Insurance Pty Limited		Australia

NEW ZEALAND
(a) Banking
ASB Group Limited		New Zealand
ASB Holdings Limited		New Zealand
ASB Bank Limited		New Zealand
ASB Finance Limited		New Zealand
ASB Management Services Limited		New Zealand
ASB Properties Limited		New Zealand
ASB Superannuation Nominees Limited		New Zealand
CBA Funding (NZ) Limited		New Zealand
(b) Insurance and Funds Management
ASB Group Limited		New Zealand
ASB Life Limited		New Zealand
Sovereign Limited		New Zealand
Colonial First State Investment Managers (NZ) Limited		New Zealand
Colonial First State Investments (NZ) Limited		New Zealand
ASB Group (Life) Limited		New Zealand
Kiwi Income Properties Limited		New Zealand
Kiwi Property Management Limited		New Zealand
Sovereign Life (NZ) Limited		New Zealand
Sovereign Services Corporation New Zealand Limited		New Zealand

OTHER OVERSEAS
(a) Banking
CBA Asia Limited		Singapore
CBA (Europe) Finance Limited		United Kingdom
CBA (Delaware) Finance Incorporated		USA
CTB Australia Limited		Hong Kong
Senator House Investments (UK) Limited (1)		United Kingdom
Commonwealth Securities (Japan) Pty Limited		Japan
National Bank of Fiji Limited	51	Fiji
PT Bank Commonwealth		Indonesia
CBA Capital Holdings Inc		USA
CBA Capital Trust 1		USA
CBA Funding Trust 1		USA
Seahorse Investments UK Ltd		United Kingdom
CommInternational Limited		Malta
CommFinance Limited		Malta

Notes to the financial statements

NOTE 41 Controlled Entities continued

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in
(b) Insurance and Funds Management
CMG Asia Life Holdings Limited		Bermuda
CMG Asia Limited		Bermuda
CMG Asia Pensions and Retirements Limited		Hong Kong
CMG First State Investments (Hong Kong) Limited		Hong Kong
CMG First State (Singapore) Limited		Singapore
Colonial Fiji Life Limited		Fiji
Colonial First State International Assets Limited		United Kingdom
Colonial First State Investments (Fiji) Limited		Fiji
Colonial First State Investment Managers (UK) Limited		United Kingdom
Colonial Healthcare (Fiji) Limited		Fiji
Colonial Services (Fiji) Limited		Fiji
Colonial First State (UK) Holdings Limited		United Kingdom
Stewart Ivory Holdings Limited		United Kingdom
Waterloo & Victoria Limited		Cayman Islands

     Non-operating and minor operating controlled entities and investment vehicles holding policyholder assets are excluded from the above list.

(1)	Wholly owned subsidiary of CBA International Finance Pty Limited.

Notes to the financial statements

NOTE 42 Investments in Associated Entities and Joint Ventures

			Extent of
	GROUP		Ownership
	2004	2003	Interest		Balance
	$M	$M	%	Principal Activities	Date
EDS (Australia) Pty Limited(1)	193	225	35	Information Technology Services	31 December
Computer Fleet Management	—	—	50	Desktop IT Lease Management	30 June
Cyberlynx Procurement Services	—	—	30	Procurement Services	30 June
PT Astra CMG Life	12	12	50	Life insurance - Indonesia	31 December
Allday Enterprises Ltd	1	1	30	Financial Services	31 December
China Life CMG Life Assurance Company Limited(2)	20	36	49	Life insurance - China	31 December
Bao Minh CMG Life Insurance Company	12	12	50	Life insurance - Vietnam	31 December
CMG Mahon (China) Investment Management Limited	—	—	50	Direct investment in China	30 June
Mahon and Associates Limited	—	—	50	Investment Management	30 June
CMG CH China Funds Management Limited	1	1	50	Investment Management	31 March
Colonial First State Private Ltd	—	—	50	Investment Management	30 June

Total	239	287

(1)	Equity accounted loss of $32 million principally relates to a change in revenue recognition policy by EDSA.

(2)	Equity accounted loss of $16 million principally relates to a write-off of capitalised start up costs.

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

		GROUP
	2004	2003
	$M	$M
Share of associates’ profits/(losses) after notional goodwill amortisation
Operating profits/(losses) before income tax	(44)	1
Income tax benefit	12	—

Operating profits/(losses) after income tax	(32)	1

Carrying amount of investments in associated entities
Opening balance	287	313
New investments	—	6
Disposals/transfers	—	(21)
Writedown value of investments	(16)	(9)
Fair value adjustments	—	(3)
Share of associates’ profits/(losses)	(32)	1

Closing Balance	239	287

NOTE 43 Standby Arrangements and Unused Credit Facilities

(of controlled entities that are borrowing corporations)

				GROUP
	Available	Unused	Available	Unused
	2004	2004	2003	2003
	$M	$M	$M	$M
Financing arrangements accessible
Bank overdraft	70	58	72	23
Revolving credit	—	—	—	—

	70	58	72	23

Notes to the financial statements

NOTE 44 Director and Executive Disclosures

     This note outlines the remuneration arrangements for the Bank’s Directors and Specified Executives. In accordance with accounting standard AASB 1046 this note also outlines details of equity holdings, loans and other transactions Directors and Specified Executives have with the Bank and its subsidiaries.

     Remuneration Committee

     The Bank’s remuneration arrangements are overseen by the Remuneration Committee of the Board. The Committee considers changes in remuneration policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Bank.

     The Committee also considers senior appointments and remuneration arrangements for senior management. The remuneration arrangements for the CEO and his direct reports are approved by the full Board.

     The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

     The Committee engages an external consultant to advise it directly in relation to the remuneration of executives.

     Non-Executive Directors

     Remuneration for Non-Executive Directors consists of base and committee fees within an aggregate total of $1,500,000 per year as approved by shareholders at the Annual General Meeting held on 28 October 1999. Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank.

     The Bank contributes to compulsory superannuation on behalf of Non-Executive Directors.

     Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors accumulate a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrues until the Director has served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of then existing Non-Executive Directors. After that time new Directors are not entitled to participate in the scheme. As part of a proposed arrangement relating to remuneration, the Board will be seeking shareholder approval at the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach will result in remuneration arrangements being expressed in a more transparent manner which does not include retirement benefits (other than compulsory superannuation).

     Executives (including the Chief Executive Officer)

     The Bank’s remuneration framework aims to reward executives with a mix of remuneration appropriate to their level in the organisation and incorporates a significant weighting towards variable (‘at risk’) pay linked to performance, both short term and long term. This focus aims to:

•	reward executives for bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks;

•	align the interests of executives with those of shareholders;

•	link executive reward with the strategic goals and performance of the Bank; and

•	ensure total remuneration is competitive by market standards.

     Remuneration and terms and conditions of employment are specified in an individual contract of employment with each executive which is signed by the executive and the Bank. Remuneration of the Bank’s executives consists of three key elements:

•	Fixed Remuneration;

•	Short Term Incentive (“STI”); and

•	Long Term Incentive (“LTI”).

     The relationship of fixed remuneration and variable pay (potential short term and long term incentives) is established for each level of executive management by the Remuneration Committee.

     Currently, the variable component of remuneration is in the general range of around 35% to 80% of an executive’s total potential remuneration and increases with their level in the organisation. As a result of the review with the external consultant of developments in the market, and benchmarking against peer organisations, the distribution of total potential remuneration for executives is being modified in the current year so as to increase the percentage for the STI component and decrease the percentage for the LTI component. For senior executives, including the CEO, the maximum STI potential available will generally be an amount equal to fixed remuneration.

     The structure for some specialists differs from that which applies generally to executive management. With specialists, a greater proportion of the variable component of remuneration may be in short term rather than long term incentives but the overall mix of remuneration is still heavily weighted towards ‘at risk’ pay.

     Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation.

     Actual STI payments for executives depend on the extent to which targets set at the beginning of the financial year are met. These targets consist of a number of Key Result Areas (“KRAs”) covering both financial and non-financial measures of performance. Included are measures such as contribution to net profit after tax (NPAT), customer service, risk management, product management, and leadership / team contribution.

     STI Payments to executives are usually delivered in two components:

•	Fifty percent made as an immediate cash payment; and

•	Fifty percent deferred in the form of shares in the Bank.

     The shares acquired vest in two equal instalments after one and two years respectively. Dividends on the deferred shares are not paid to the executive unless and until the shares vest. Generally, to receive the shares, the executive will need to be an employee of the Bank at the relevant vesting date.

     LTI grants to executives are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan (“ERP”).

     No value will accrue to the executive unless the Bank’s Total Shareholder Return (“TSR”) at least meets the median of a peer comparator group of companies which consists of other Australian banks and financial institutions. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group. Using a comparative TSR based hurdle ensures that executives only gain where shareholders also benefit.

     The Bank’s executive contracts generally provide for severance payments of up to six months in the case of retrenchment. The contracts generally provide for a four week notice period. In the case of the Chief Executive Officer, the severance arrangements in Mr Murray’s contract, other than for misconduct, provide for a notice period of six months and a pro-rata payment of the average of the previous three years short term incentive payment, payable in the event of termination by the Bank, after 1 May but before 30 June. In such circumstances, Mr Murray may exercise all vested options and obtain vested shares (including those that vest within two years from the Termination Date) within a period of three years from the Termination Date.

     Refer Note 38 – Service Agreements.

Notes to the financial statements

NOTE 44 Director and Executive Disclosures

     On exit from the Bank, executives are entitled to receive their statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits.

     Individual remuneration details of Directors and Specified Executives are set out below.

Remuneration of Directors

     Other than for the Managing Director, Directors receive their remuneration in the form of fees, apportioned between cash and amounts sacrificed on a mandatory basis under the Non-Executive Directors Share Plan (“NEDSP”), superannuation and the Director’s Retirement Allowance Scheme (see earlier comments regarding discontinuance of the Scheme).

				POST EMPLOYMENT
				BENEFITS
					Retirement	EQUITY BENEFITS
	PRIMARY BENEFITS			Super -	Allowance			LTI
Year	Cash	Non	STI paid	Annuation	Scheme	Deffered		Reward	NEDSP	TOTAL
ending	(Note 1)	Monetary	in Cash	(Note 2)	(Note 3)	STI	LTI Options	Shares	(Note 1)	REMUNERATION
30 June	$	$	$	$	$	$	$	$	$	$
Mr J T Ralph, AC Chairman
2004	245,887	—	—	— (5)	36,479	—	—	—	61,472	343,838
2003	248,000	—	—	5,626	127,635	—	—	—	62,000	443,261
Dr J M Schubert Deputy Chairman
2004	130,545	—	—	11,749	46,981	—	—	—	32,636	221,911
2003	128,000	—	—	11,520	102,537	—	—	—	32,000	274,057
Mr D V Murray Managing Director (see notes to table of remuneration for Specified Executives for details of individual items)
2004	1,680,000	—	450,000	136,080	—	365,000	431,666	1,363,362	—	4,426,108
2003	1,625,000	—	375,000	131,625	—	326,250	751,258	868,892	—	4,078,025
Mr N R Adler, AO Non-Executive Director
2004	90,435	—	—	8,318	23,717	—	—	—	22,609	145,079
2003	88,000	—	—	7,920	34,867	—	—	—	22,000	152,787
Mr R J Clairs, AO Non-Executive Director
2004	86,424	—	—	7,778	38,988	—	—	—	21,606	154,796
2003	84,000	—	—	7,560	44,194	—	—	—	21,000	156,754
Mr A B Daniels, OAM Non-Executive Director
2004	86,424	—	—	7,778	41,663	—	—	—	21,606	157,471
2003	84,000	—	—	7,560	103,796	—	—	—	21,000	216,356
Mr C R Galbraith, AM Non-Executive Director
2004	89,460	—	—	8,051	46,418	—	—	—	22,365	166,294
2003	92,000	—	—	8,280	104,132	—	—	—	23,000	227,412
Ms S C Kay Non-Executive Director (appointed a Director on 5 March 2003)
2004	97,482	—	—	8,773	—	—	—	—	24,370	130,625
2003	32,328	—	—	2,910	—	—	—	—	8,082	43,320
Mr W G Kent, AO Non-Executive Director
2004	89,460	—	—	8,051	46,418	—	—	—	22,365	166,294
2003	92,000	—	—	8,280	104,132	—	—	—	23,000	227,412
Mr F D Ryan Non-Executive Director
2004	90,435	—	—	8,139	46,466	—	—	—	22,609	167,649
2003	88,000	—	—	7,920	109,074	—	—	—	22,000	226,994
Mr F J Swan Non-Executive Director
2004	89,460	—	—	8,051	44,429	—	—	—	22,365	164,305
2003	92,000	—	—	8,280	46,924	—	—	—	23,000	170,204
Ms B K Ward Non-Executive Director
2004	90,435	—	—	8,139	51,566	—	—	—	22,609	172,749
2003	88,000	—	—	7,920	53,672	—	—	—	22,000	171,592
Total Remuneration for Directors

2004	2,866,447	—	450,000	220,907	423,125	365,000	431,666	1,363,362	296,612	6,417,119
2003(4)	2,741,328	—	375,000	215,401	830,963	326,250	751,258	868,892	279,082	6,388,174

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

Notes

     Amounts in the above table reflect remuneration from the date the Director joined the Board if the Director was not in that role at the beginning of the financial year. Where this date is after 1 July 2002, the relevant date has been shown in the table.

(1)	For Non-Executive Directors, this includes base fees and committee fees paid as cash. Non-Executive Directors also sacrifice 20% of their fees on a mandatory basis under the NEDSP. Further detail on the NEDSP is contained in Note 29.

(2)	The Bank is not currently contributing to its staff superannuation fund (the Officers’ Superannuation Fund) and a notional cost of contribution has been determined on an individual basis for those Non-Executive Directors who are a member of that fund. Some Directors have superannuation contributions made to other funds.

(3)	For Non-Executive Directors this represents the increase in their accrued benefit in the year under the Director’s Retirement Allowance Scheme which was approved by shareholders at the 1997 Annual General Meeting. See earlier comments regarding discontinuance of the Scheme.

(4)	Group totals in respect of the financial year ended 30 June 2003 do not necessarily equal the sum of amounts disclosed for individuals specified in 2004 as there are differences to the individuals specified in 2003.

(5)	Mr J T Ralph turned 71 during the 2003/04 financial year. The Bank’s compulsory superannuation obligations generally cease after a person obtains age 70.

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

Remuneration of Specified Executives

								OTHER
				POST				BENEFITS
	PRIMARY BENEFITS			EMPLOYMENT	EQUITY BENEFITS		LTI
Year		Non	STI paid	BENEFITS	Deferred	LTI	Reward	Termination	All other
ending	Cash	Monetary	in cash	Superannuation	STI	Options	Shares	Benefits	benefits	TOTAL
30	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)	(Note 6)	(Note 6)	(Note 7)	(Note 8)	REMUNERATION
June	$	$	$	$	$	$	$	$	$	$
Mr M A Cameron Group Executive, Financial & Risk Management (commenced in role on 1 April 2003)
2004	600,000	13,000	170,000	243,200	99,375	—	150,325	—	—	1,275,900
2003	149,589	3,241	33,034	10,770	—	—	10,586	—	150,000	357,220
Mr A R Cosenza Group Executive, Group Strategic Development (ceased in role on 16 June 2004 and proceeded on Long Service Leave)
2004	575,410	12,503	144,262	45,530	145,464	98,214	365,062	—	—	1,386,445
2003	560,000	13,000	160,000	40,320	118,750	154,873	315,056	—	—	1,361,999
Mr L G Cupper Group Executive, Human Resources
2004	580,000	13,000	156,000	115,200	156,875	118,642	415,022	—	—	1,554,739
2003	560,000	13,000	157,500	60,100	146,250	181,946	342,553	—	—	1,461,349
Mr S I Grimshaw Group Executive, Investment & Insurance Services
2004	891,000	13,000	280,000	89,880	196,875	130,054	498,873	—	—	2,099,682
2003	774,836	13,000	262,500	399,505	—	130,054	299,538	—	—	1,879,433
Mr H D Harley Group Executive, Retail Banking Services (commenced in role on 16 October 2002)
2004	700,000	13,000	230,000	101,500	130,000	75,578	321,078	—	—	1,571,156
2003	381,699	9,189	98,959	57,582	68,675	75,795	153,287	—	—	845,186
Mr M A Katz Group Executive, Premium Business Services
2004	910,000	13,000	290,000	132,100	237,500	197,736	677,520	—	—	2,457,856
2003	870,000	13,000	240,000	67,500	228,500	303,243	563,376	—	—	2,285,619
Mr R V McKinnon Group Executive, Technology
2004	540,000	13,000	142,500	38,880	122,688	55,804	253,061	—	—	1,165,933
2003	520,000	13,000	127,500	37,440	105,188	76,905	175,191	—	—	1,055,224
Mr G L Mackrell Group Executive, International Financial Services
2004	600,000	13,000	202,500	80,500	166,250	113,718	391,143	—	—	1,567,111
2003	540,000	13,000	185,000	66,802	103,500	162,251	316,556	—	—	1,387,109
Mr J K O’Sullivan Chief Solicitor and General Counsel (commenced in role on 17 October 2003)
2004	493,443	9,164	140,984	35,528	—	—	105,232	—	—	784,351
2003	—	—	—	—	—	—	—	—	—	—
Mr G A Peterson Group Executive, Group Strategic Development (commenced in role 17 June 2004)
2004	16,716	497	4,208	2,762	2,960	—	2,559	—	—	29,702
2003	—	—	—	—	—	—	—	—	—	—
Mr M J Ullmer Group Executive, Institutional & Business Services (ceased in role 23 May 2004)
2004	754,959	6,536	250,000	118,202	244,208	177,206	607,176	845,000	332,848	3,336,135
2003	820,000	13,000	217,500	132,300	211,000	303,243	563,376	—	—	2,260,419
Total Remuneration for Specified Executives

2004	6,661,528	119,700	2,010,454	1,003,282	1,502,195	966,952	3,787,051	845,000	332,848	17,229,010
2003(9)	5,176,124	103,430	1,481,993	872,319	981,863	1,388,310	2,739,519	—	150,000	12,893,558

Notes

     Amounts in the above table reflect remuneration for the time the executive has been in the role of a Specified Executive, i.e. pro-rating is applied relative to the date the executive commenced or ceased in the role of a Specified Executive. Remuneration earned as an executive prior to appointment to a role as a Specified Executive is not included in the amounts shown for that executive.

Where appropriate, comparative information has been reclassified into appropriate categories.

(1)	Reflects amounts paid in the year ended 30 June and is calculated on a total cost basis. Included may be salary sacrifice amounts (e.g. motor vehicles plus FBT) with the exception of salary sacrifice superannuation which is included under ‘Post Employment Benefits’.

Notes to the financial statements

(2)	Represents the cost of car parking (including FBT).

NOTE 44 Director and Executive Disclosures

(3)	Represents the STI payment made in cash for the year ended 30 June. Payment made in cash represents the amount of the payment that is not deferred in the form of shares under the mandatory component of the Equity Participation Plan (“EPP”) nor voluntarily sacrificed in the form of shares under the voluntary component of the EPP or into superannuation via voluntary sacrifice. Amounts deferred under the mandatory component of the EPP are amortised over two years from the date to which the payment relates. Where part of the payment is sacrificed into superannuation, the amount sacrificed is included under “Post Employment Benefits”. Mr Ullmer’s STI payment for the year ended 30 June 2004 has been made fully in cash with no mandatory deferral being applied due to his departure from the Bank.

(4)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by executives.

(5)	Deferred STI represents the cost of shares acquired under the mandatory component of the EPP. Shares vest in two equal tranches after one and two years respectively. For example, for STI payments for the year ended 30 June 2003, half the shares vest on 1 July 2004 and half vest on 1 July 2005. The amount included in remuneration each year has been amortised on a straight-line basis over the vesting period for each tranche of shares. In the case of Mr Ullmer the value that would have been amortised in the year ended 30 June 2005 has also been included for the year ended 30 June 2004 as all unvested shares granted under the mandatory component of the EPP vest to him on his departure from the Bank. See Note 29 for further details on the operation of the EPP.

(6)	The value of LTIs disclosed above was calculated as follows:

•	The ‘fair value’ of options has been calculated using the Black-Scholes valuation model that incorporates the assumptions below:

		Assumptions
Commencement	Fair	Exercise	Risk Free		Dividend
Date	Value	Price	Rate	Term	Yield	Volatility
24 Aug 1999	$3.14	$23.84	5.82%	37 mths	4.82%	20.0%
24 Aug 1999 (CEO Options)	$3.48	$23.84	5.82%	49 mths	4.82%	20.0%
13 Sept 2000	$3.47	$26.97	6.00%	37 mths	4.41%	17.9%
3 Sept 2001	$4.01	$30.12	5.24%	37 mths	4.61%	20.8%

•	The ‘fair value’ of shares is the Bank’s closing share price at the Commencement Date for each grant, i.e., $27.64 for shares granted on 13 Sep 2000, $29.50 for shares granted on 3 Sep 2001, $31.42 for shares granted on 2 Sep 2002 and $27.48 for shares granted on 1 Sep 2003.

•	As required under AASB 1046 the Bank has estimated the number of options and shares expected to vest in relation to each grant. The assessment has been made as at 30 June 2004 based on the Bank’s performance against the relative hurdle. In respect of options and shares granted in 1999 and 2000, 100% of the number granted have vested. For options and shares granted in 2001, the Bank currently expects 100% of the number granted to vest. For shares granted in 2002 and 2003, the Bank currently estimates that 50% of the number granted will vest.

•	The annualised equivalent of the ‘fair value’ in respect of each grant of options and shares (multiplied by the number that have, or are expected to, vest), has been amortised on a straight line basis over the period from the Commencement Date until the first possible vesting date — a period of 37 months (49 months in respect of options granted to Mr Murray on 24 Aug 1999).

(7)	Represents any severance payments made on termination of employment (excluding any payment in lieu of notice).

(8)	All Other Benefits payable that are not covered above, including any payment made in lieu of notice on termination of employment and other contractual payments.

(9)	Group totals in respect of the financial year ended 30 June 2003 do not necessarily equal the sum of amounts disclosed for individuals specified in 2004 as there are differences to the individuals specified in 2003.

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

Equity Holdings of Directors and Specified Executives

Employee Equity Plans — Shares and Options Vested and Exercised During the Year

				Shares Granted on Exercise of Options
	Deferred STI	Reward Shares	Options		Exercise	Value in excess of
Name	Vested	Vested	Vested	No.	Price	Exercise Price(1)
Directors
Mr D V Murray	10,853	—	1,000,000	—	—	—
Specified Executives
Mr M A Cameron	—	—	—	—	—	—
Mr A R Cosenza	3,851	10,500	162,500	100,000	$23.84	$8.81
Mr L G Cupper	4,708	12,500	225,000	150,000	$23.84	$8.91
Mr S I Grimshaw	—	—	—	—	—	—
Mr H D Harley	3,224	6,300	87,500	50,000	$23.84	$9.46
Mr M A Katz	7,752	20,900	375,000	250,000	$23.84	$8.29
Mr R V McKinnon	3,491	4,200	25,000	—	—	—
Mr G L Mackrell	3,322	9,600	157,500	—	—	—
Mr J K O’Sullivan	—	—	—	—	—	—
Mr G A Petersen	1,133	—	—	—	—	—
Mr M J Ullmer	6,910	20,900	325,000	200,000	$23.84	$8.91

Total Specified Executives	34,391	84,900	1,357,500	750,000	N/A	N/A

Notes

(1)	Difference between the exercise price and closing market value of CBA shares on date of exercise.

Options

Mr Murray is the only Director holding options in the Bank and he did not exercise any during the year ended 30 June 2004.

The Bank’s Non-Executive Directors do not hold any options.

					Vested and exercisable
					at 30 June 2004
	Balance	Granted as	Options	Balance		Exercise
Name	1 Jul 2003	Remuneration	Exercised	30 Jun 2004	No	Price
Directors
Mr D V Murray	1,250,000	—	—	1,250,000	1,000,000	$23.84	(1)

Total for Directors	1,250,000	—	—	1,250,000	1,000,000	$23.84	(1)

Specified Executives
Mr M A Cameron	—	—	—	—	—	—
Mr A R Cosenza	227,500	—	(100,000)	127,500	62,500	$26.97
Mr L G Cupper	300,000	—	(150,000)	150,000	75,000	$26.97
Mr SI Grimshaw	100,000	—	—	100,000	—	—
Mr H D Harley	137,500	—	(50,000)	87,500	37,500	$26.97
Mr M A Katz	500,000	—	(250,000)	250,000	125,000	$26.97
Mr R V McKinnon	62,500	—	—	62,500	25,000	$26.97
Mr G L Mackrell	232,500	—	—	232,500	100,000	$23.84	(1)

					57,500	$26.97
Mr J K O’Sullivan	—	—	—	—	—	—
Mr G A Petersen	—	—	—	—	—	—
Mr M J Ullmer	450,000	—	(200,000)	250,000	125,000	$26.97

Total for Specified Executives	2,010,000	—	(750,000)	1,260,000	100,000	$23.84	(1)

					507,500	$26.97

Notes

(1)	For most executives, ‘Vested and exercisable’ options represents those granted on 13 September 2000 with an exercise price of $26.97. Mr Murray and Mr Mackrell hold vested but unexercised options granted on 24 August 1999 that have an exercise price of $23.84.

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

Shares

     Details of shareholdings of Directors and Specified Executives (or relatives or entities controlled or significantly influenced by them) are as follows:

		Balance	Acquired/Granted as	Net Change	Balance
Name	Class	1 Jul 2003	Remuneration(1)	Other(2)	30 Jun 2004
Directors
Mr J T Ralph, AC	Ordinary	21,339	2,007	515	23,861
Dr J M Schubert	Ordinary	14,428	1,064	776	16,268
Mr D V Murray	Ordinary	214,242	—	61,287	275,529
	Deferred STI	16,704	13,576	(10,853)	19,427
	Reward Shares	152,000	90,000	—	242,000
Mr N R Adler, AO	Ordinary	8,636	736	118	9,490
Mr R J Clairs, AO	Ordinary	11,927	704	—	12,631
Mr A B Daniels, OAM	Ordinary	15,135	704	553	16,392
Mr C R Galbraith, AM	Ordinary	6,579	731	379	7,689
Ms S C Kay	Ordinary	2,184	796	—	2,980
Mr W G Kent, AO	Ordinary	9,708	731	4,083	14,522
Mr F D Ryan	Ordinary	5,935	736	—	6,671
Mr F J Swan	Ordinary	4,038	731	227	4,996
Ms B K Ward(3)	Ordinary	4,059	736	119	4,914

Total for Directors	Ordinary	318,210	9,676	68,057	395,943

	Deferred STI	16,704	13,576	(10,853)	19,427

	Reward Shares	152,000	90,000	—	242,000

Notes

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 30 Sep 2003, 2 Jan 2004, 31 Mar 2004 and 29 Jun 2004 by mandatory sacrifice of fees. All shares are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). See Note 29 for further details on the NEDSP.

For Mr Murray, represents:

•	Deferred STI - acquired under the mandatory component of the Bank’s Equity Participation Plan (“EPP”). Shares were purchased on 31 Oct 2003 in two equal tranches, vesting on 1 July 2004 and 1 July 2005 respectively. See Note 29 for further details on the EPP.

•	Reward Shares - granted under the Equity Reward Plan (“ERP”) on 1 Sep 2003 and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 2 Sep 2006 with the last possible date for vesting being 1 Sep 2008. See Note 29 for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Directors and, for Mr Murray, vesting of Deferred STI shares (which became Ordinary shares).

(3)	Ms Ward also purchased 250 PERLS II securities during the year and continued to hold them at 30 June 2004.

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

		Balance	Acquired/Granted	On Exercise	Net Change	Balance
Name	Class	1 Jul 2003	as Remuneration(1)	of Options	Other(2)	30 Jun 2004
Specified Executives
Mr M A Cameron	Ordinary	—	—	—	—	—
	Deferred STI	—	4,797	—	—	4,797
	Reward Shares	10,000	22,300	—	—	32,300
Mr A R Cosenza	Ordinary	20,000	—	100,000	(89,500)	30,500
	Deferred STI	6,034	5,793	—	(3,851)	7,976
	Reward Shares	50,000	24,700	—	(10,500)	64,200
Mr L G Cupper	Ordinary	9,365	—	150,000	(132,159)	27,206
	Deferred STI	7,415	5,702	—	(4,708)	8,409
	Reward Shares	53,000	29,500	—	(12,500)	70,000
Mr SI Grimshaw	Ordinary	1,000	—	—	(744)	256
	Deferred STI	—	9,503	—	—	9,503
	Reward Shares	53,000	37,300	—	—	90,300
Mr H D Harley	Ordinary	3,792	—	50,000	(40,081)	13,711
	Deferred STI	4,971	5,069	—	(3,224)	6,816
	Reward Shares	35,300	28,700	—	(6,300)	57,700
Mr M A Katz(3)	Ordinary	473,734	—	250,000	(316,348)	407,386
	Deferred STI	11,769	8,689	—	(7,752)	12,706
	Reward Shares	86,900	48,000	—	(20,900)	114,000
Mr R V McKinnon	Ordinary	1,601	—	—	7,691	9,292
	Deferred STI	5,382	4,616	—	(3,491)	6,507
	Reward Shares	29,700	20,000	—	(4,200)	45,500
Mr G L Mackrell	Ordinary	7,414	—	—	13,674	21,088
	Deferred STI	5,243	6,698	—	(3,322)	8,619
	Reward Shares	50,100	25,600	—	(9,600)	66,100
Mr J K O’Sullivan	Ordinary	5,401	—	—	164	5,565
	Deferred STI	—	—	—	—	—
	Reward Shares	—	33,500	—	—	33,500
Mr G A Petersen	Ordinary	1,623	—	—	1,133	2,756
	Deferred STI	2,266	2,953	—	(1,133)	4,086
	Reward Shares	11,000	8,000	—	—	19,000
Mr M J Ullmer	Ordinary	—	—	200,000	(179,100)	20,900
	Deferred STI	10,753	7,874	—	(6,910)	11,717
	Reward Shares	86,900	48,000	—	(20,900)	114,000

Total for Specified Executives	Ordinary	523,930	—	750,000	(735,270)	538,660

	Deferred STI	53,833	61,694	—	(34,391)	81,136

	Reward Shares	465,900	325,600	—	(84,900)	706,600

Notes
(1)	Represents:

•	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (“EPP”). Shares were purchased on 31 Oct 2003 in two equal tranches, vesting on 1 July 2004 and 1 July 2005 respectively. See Note 29 for further details on the EPP.

•	Reward Shares — granted under the Equity Reward Plan (“ERP”) on 1 Sep 2003 and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 2 Sep 2006 with the last possible date for vesting being 1 Sep 2008. See Note 29 for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Katz also purchased 250 PERLS II securities during the year and continued to hold them at 30 June 2004.

ASIC Class Order

     Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, under an ASIC Class Order No. 98/110 (as amended by ASIC Class Order No. 04/667), from making disclosures of any loan made, guaranteed or secured by a bank to related parties (other than for directors, specified executives and entities controlled or significantly influenced by them) and financial instrument transactions (other than shares and share options) of a bank where a director, or a specified executive, of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business and either on an arm’s length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity (if any). The exemption does not cover transactions that relate to the supply of goods and services to a bank, other than financial assets or services.

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

     The Class Order does not apply to a loan or financial instrument transaction which any director, or a specified executive, of the relevant entity should reasonably be aware that if not disclosed would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

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

Loans to Directors and Specified Executives

Details of aggregates of loans to Directors and Specified Executives (or entities controlled or significantly influenced by them) are as follows:

	Year	Balance	Interest	Interest Not		Balance	Number in
	Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	30 June	$000s	$000s	$000s	$000s	$000s	30 June
Directors
	2004	36	3	—	—	22	2
	2003	29	3	—	—	36	1
Specified Executives
	2004	4,633	377	—	—	8,829	6
	2003	3,845	193	—	—	2,434	3
Total Directors and Specified Executives
	2004	4,669	380	—	—	8,851	8
	2003	3,874	196	—	—	2,470	4

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance				Balance
	1 July	Interest	Interest Not		30 June	Highest in
	2003	Charged	Charged	Write-off	2004	Period
Name	$000s	$000s	$000s	$000s	$000s	$000s
Directors
Not Applicable
Specified Executives
Mr S I Grimshaw	—	19	—	—	—	2,639
	—	14	—	—	1,543	1,543
Mr H D Harley	335	26	—	—	335	338
	904	35	—	—	272	931
	208	13	—	—	245	245
	251	15	—	—	250	253
	204	13	—	—	204	205
	55	3	—	—	116	116
	274	22	—	—	321	321
Mr M A Katz	175	11	—	—	175	175
	175	10	—	—	175	175
Mr G L Mackrell	300	20	—	—	295	303
	124	9	—	—	146	150
Mr J K O’Sullivan	1,500	91	—	—	1,500	1,502
	—	<1	—	—	200	200
	—	37	—	—	861	941
	—	8	—	—	208	208
Mr G A Petersen	—	9	—	—	900	900
	—	9	—	—	800	800

Notes to the financial statements

NOTE 44 Director and Executive Disclosures continued

Terms and conditions of Loans

     All loans with Directors and Specified Executives (or related entities controlled or significantly influenced by them) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).

Shares of Directors

     All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan (or in the case of Mr Murray the Equity Reward Plan, the previous Executive Option Plan or the Equity Participation Plan). Mr Murray did not exercise any options during the year; leaving his total holdings of options at 1,250,000 under the Equity Reward Plan and the previous Executive Option Plan. (No further options will be granted under the Equity Reward Plan. The Executive Option Plan was discontinued in 2000). Mr Murray was also awarded rights to 90,000 shares under the Equity Reward Plan and 13,576 shares under the Equity Participation Plan during the year. He has a total holding of 242,000 shares under the Equity Reward Plan and 19,427 shares under the Equity Participation Plan. Shares awarded under the Equity Reward Plan and Equity Participation Plan are registered in the name of the Trustee. The transfer of legal title to Mr Murray is subject to vesting conditions, and, in the case of the Equity Reward Plan, is conditional on the Bank achieving a prescribed performance hurdle over a minimum three year period. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 29.

     In addition, Mr Ralph holds an investment of $175,780 in Commonwealth Property Securities Fund and an investment of $532,739 in Colonial First State Global Diversified Strategies Fund. Both holdings are held beneficially. Dr Schubert holds an investment of $654,683 in Colonial First State Wholesale Diversified Fund. Mr Daniels beneficially holds an investment of $54,919 in Colonial First State Global Health and Biotech Fund. A related party of Mr Daniels holds an investment of $235,972 in Colonial First State Future Leaders Fund and $221,772 in Colonial First State Imputation Fund.

Other Transactions of Directors, Specified Executives and Other Related Parties

     Financial Instrument Transactions

     Financial instrument transactions (other than loans and shares disclosed above) of Directors and Specified Executives with the Bank and other banks that are controlled entities occur in the ordinary course of business of the banks on an arm’s length basis.

     Under the Australian Securities and Investments Commission Class Order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a Director, Specified Executive and entities controlled or significantly influenced by them.

     All such financial instrument transactions that have occurred between the banks and their Directors and Specified Executives have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.

     Transactions other than Financial Instrument Transactions of Banks

     All other transactions with Directors, Specified Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by non bank controlled entities. The interests of Mr Ralph, Dr Schubert and Mr Daniels in investment funds managed by Colonial First State are detailed above. Additionally, Mr Galbraith is a partner in the law firm, Allens Arthur Robinson, which acted for the Bank in the provision of legal services during the financial year. The fees for these services amounted to $4,059,827.

     All other such transactions that have occurred with Directors, Specified Executives and their related entities and other related parties have been trivial or domestic and were principally in the nature of lodgement or withdrawal of deposit, unit funds and superannuation monies.

The Directors’ Retirement Allowance Scheme

     The entitlements of the non-executive directors under the Directors’ Retirement Allowance Scheme are:

	Increase in accrued	Entitlement as at
	benefit in year	30 June 2004
	$	$
Non-Executive Directors
Mr J T Ralph, AC	36,479	1,196,479
Dr J M Schubert	46,981	624,241
Mr N R Adler, AO	23,717	419,059
Mr R J Clairs, AO	38,988	184,788
Mr A B Daniels, OAM	41,663	145,459
Mr C R Galbraith, AM	46,418	150,550
Ms S C Kay (1)	—	—
Mr W G Kent, AO	46,418	150,550
Mr F D Ryan	46,466	155,540
Mr F J Swan	44,429	258,086
Ms B K Ward	51,566	352,955

(1)	Ms Kay was appointed as a Director after the closure of the scheme

Notes to the financial statements

NOTE 45 Related Party Disclosures

Ultimate Parent

     Commonwealth Bank of Australia is the ultimate Australian parent company in the Group.

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

Other Related Entities

     An amount of $548 million (2003: $567 million; 2002: $595 million) was incurred by the Group in transactions and services provided by other related entities.

Notes to the financial statements

NOTE 46 Statements of Cash Flow

Note (a) Reconciliation of Cash

     For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	GROUP			BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Notes, coins and cash at bankers	1,548	1,492	2,056	1,421	1,332
Other short term liquid assets	440	641	495	233	232
Receivables due from other financial institutions — at call	4,124	2,528	2,709	3,230	1,943
Payables due to other financial institutions — at call	(3,266)	(3,233)	(2,762)	(3,245)	(3,230)

Cash and Cash Equivalents at end of year	2,846	1,428	2,498	1,639	277

Note (b) Cash Flows Presented on a Net Basis

     Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:

•	Customer deposits to and withdrawals from deposit;

•	Accounts, borrowings and repayments on loans, advances and other receivables;

•	Sales and purchases of trading securities; and

•	Proceeds from and repayment of short term debt issues.

Note (c) Reconciliation of Operating Profit After\ Income Tax to Net Cash Provided by Operating Activities

	GROUP			BANK
	2004	2003	2002	2004	2003
	$M	$M	$M	$M	$M
Net profit after income tax	2,581	2,018	2,656	1,647	2,099
Decrease/(increase) in interest receivable	(186)	(78)	210	(8)	(273)
Increase/(decrease) in interest payable	334	62	(60)	298	103
Net (increase)/decrease in trading securities	(4,324)	(2,484)	(1,159)	(4,672)	(1,814)
Net (gain)/loss on sale of investment securities	(2)	9	(78)	(2)	9
(Gain)/loss on sale of property plant and equipment	11	(22)	(12)	10	(13)
Net (gain)/loss on sale of controlled entities	(43)	—	—	453	—
Charge for bad and doubtful debts	276	305	449	263	266
Depreciation and amortisation	450	450	451	271	269
(Decrease)/increase in other provisions	185	(15)	(120)	143	(7)
Increase/(decrease) in income taxes payable	(36)	(234)	443	(7)	(137)
(Decrease)/increase in deferred income taxes payable	(29)	(166)	(522)	323	10
(Increase)/decrease in future income tax benefits	(39)	100	69	(532)	(3)
(Increase)/decrease in accrued fees/reimbursements receivable	(107)	(94)	(17)	(334)	143
(Decrease)/increase in accrued fees and other items payable	412	6	(162)	262	(73)
Amortisation of premium on investment securities	12	6	18	11	6
Unrealised gain on revaluation of trading securities	(260)	(269)	723	(264)	(246)
Change in excess of net market value over net assets of life insurance controlled entities	(201)	245	(477)	—	—
Change in policy liabilities	777	(2,056)	(1,112)	—	—
Revaluation of life insurance assets	(1,430)	164	264	—	—
Gain on sale of life insurance assets	(456)	(154)	140	—	—
Other	(296)	82	289	(12)	(21)

Net Cash (used in)/provided by Operating Activities	(2,371)	(2,125)	1,993	(2,150)	318

Note (d) Non Cash Financing and Investing Activities

     Shares issued under the Dividend Reinvestment Plan for 2004 were $389 million.

Notes to the financial statements

NOTE 46 Statements of Cash Flow continued

Note (e) Acquisition of Controlled Entities

	2004	2003	2002
	$M	$M	$M
Consideration
Cash paid on acquisitions	—	71	56
Transaction costs	—	—	1
Pre-acquisition dividend received	—	2	—

	—	73	57

Fair value of net tangible assets acquired
Cash & liquid assets	—	29	—
Other assets	—	29	—
Other provisions	—	(8)	—
Bills payable and other liabilities	—	(33)	—
Outside equity interest	—	—	—

	—	17	—
Excess market value over net assets of life insurance subsidiary	—	26	57
Goodwill	—	30	—

	—	73	57

Outflow/(inflows) of cash on acquisitions
Cash payments	—	71	56
Transaction costs	—	—	1
Less cash and cash equivalents acquired	—	(29)	—

	—	42	57

Note (f) Disposal of Controlled Entities

	2004	2003	2002
	$M	$M	$M
Disposal proceeds
Cash receipt on disposal	63	33	—

	63	33	—

Fair value of net tangible assets disposed
Net book value of assets disposed	20	65	—
Profit/(loss) on sale	43	(32)	—

	63	33	—

Inflow of cash from disposal
Cash proceeds	63	33	—

	63	33	—

Note (g) Financing Facilities

     Standby funding lines are immaterial.

Notes to the financial statements

NOTE 47 Disclosures about Fair Value of Financial Instruments

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

	2004		2003
	Carrying	Net Fair	Carrying	Net Fair
	Value	Value	Value	Value
	$M	$M	$M	$M
Assets
Cash and liquid assets	6,453	6,453	5,575	5,575
Receivables due from other financial institutions	8,369	8,369	7,066	7,066
Trading securities	14,896	14,896	10,435	10,435
Investment securities	11,447	11,490	11,036	11,187
Loans, advances and other receivables	189,391	188,954	160,347	160,441
Bank acceptances of customers	15,019	15,019	13,197	13,197
Life insurance investment assets	28,942	28,942	27,835	27,835
Deposit accounts with regulatory authorities	38	38	23	23
Other assets	24,721	24,721	23,094	23,094
Liabilities
Deposits and other public borrowings	163,177	163,645	140,974	141,186
Payables due to other financial institutions	6,641	6,641	7,538	7,538
Bank acceptances	15,019	15,019	13,197	13,197
Life insurance policy liabilities	24,638	24,638	23,862	23,862
Debt issues	44,042	43,651	30,629	30,356
Bills payable and other liabilities	19,140	19,148	18,822	18,819
Loan capital	6,631	6,740	6,025	6,350
Asset and liability hedges - unrealised gains/(losses) (Refer to Note 39)	—	(740)	—	353

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

Notes to the financial statements

NOTE 47 Disclosures about Fair Value of Financial Instruments continued

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

All other financial assets

     Included in this category are fees receivable, unrealised income, investments in associates of $239 million (2003: $287 million), and excess of net market value over net assets of life insurance controlled entities of $5,741 million (2003: $5,540 million), where the carrying amount is considered to be a reasonable estimate of net fair value.

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

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles

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

			2004	2003	2002
	Footnote		$M	$M	$M
Consolidated Statements of Profit and Loss
Net profit reported under Australian GAAP			2,572	2,012	2,655
Employee share compensation	(c	)	—	25	(30)
Pension expense adjustment *	(i	)	(24)	(6)	21
Life insurance market valuation of controlled entities	(k	)	(201)	245	(477)
Goodwill amortisation	(l	)	—	—	(33)
Reversal of goodwill amortisaton	(l	)	324	322	—
Amortisation of identifiable intangible assets *	(t	)	(17)	(13)	(13)
Movement in value of business acquired *	(m	)	(161)	(202)	(98)
Movement in policyholder liabilities	(r	)	174	42	59
Movement in deferred tax relating to policyholder liabilities	(a	)	(36)	(12)	(8)
Reversal of unrealised gains/losses and depreciation on life insurance property investments *	(o	)	35	(20)	(24)
Movement in deferred acquisition costs *	(s	)	(31)	(29)	(70)
Marked to market of derivative instruments (under SFAS 133) *	(v	)	(736)	636	(300)
Reversal of redundancy provision *	(d	)	102	—	—
Deconsolidation of variable interest entity	(y	)	(55)	—	—
Reversal of software write-off and software amortisation	(z	)	97	—	—

Net income according to US GAAP			2,043	3,000	1,682

Other Comprehensive Income
Foreign currency translation reserve *	(q	)	(7)	(92)	(102)
Pension plan *	(q	)	(44)	68	19
Unrealised holding (losses)/gains on available for sale securities *	(f	)	(57)	59	95
Reclassification adjustment for gains included in net income	(f	)	—	(1)	(50)

	(q	)	(57)	58	45

Total other comprehensive income (loss)			(108)	34	(38)

Total comprehensive income according to US GAAP			1,936	3,034	1,644

Basic earnings per share on net income according to US GAAP (cents)			158.3	235.7	131.5
Fully diluted earnings per share on net income according to US GAAP (cents)			158.2	235.6	131.3
Shareholders’ Equity
Shareholders’ equity reported under Australian GAAP, excluding outside equity interests			22,405	20,024	19,030
Tax effect of foreign currency translation reserve	(a	)	62	60	20
Provision for final cash dividend	(d	)	—	—	1,027
Unrealised net gain on available for sale securities *	(f	)	52	109	51
Prepaid pension cost	(i	)	930	970	1,006
Tax effect of prepaid pension cost	(i	)	(270)	(282)	(275)
Life insurance market valuation of controlled entities	(k	)	(2,504)	(2,303)	(2,548)
Amortisation of identifiable intangible assets	(l	)	(55)	(38)	(26)
Goodwill amortisation to 30 June 2002	(l	)	(78)	(78)	(78)
Reversal of goodwill amortisation	(l	)	646	322	—
Movement in value of business acquired *	(m	)	(645)	(484)	(281)
Movement in deferred acquisition costs *	(s	)	(262)	(231)	(202)
Equity issued for Colonial acquisition	(t	)	(1,026)	(1,026)	(1,026)
Reversal of unrealised gain and accumulated depreciation on life insurance property investments *	(o	)	(61)	(96)	(76)
Movement in policyholder liabilities	(r	)	370	196	154
Movement in deferred tax relating to policyholder liabilities	(a	)	(76)	(40)	(28)
Marked to market of derivative instruments (under SFAS 133) *	(v	)	(549)	187	(449)
Reversal of redundancy provision	(d	)	102	—	—
Deconsolidation of variable interest entity	(y	)	(1,573)	—	—
Reversal of software write-off and software amortisation	(z	)	97	—	—
Reversal of asset revaluation reserve	(n	)	(61)	—	—

Shareholders’ equity according to US GAAP			17,504	17,290	16,299

*	Reconciliation items which are net of tax. The effective tax rate is 30%.

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

			2004	2003	2002
	Footnote		$M	$M	$M
Consolidated Balance Sheets
Total assets reported under Australian GAAP			305,995	265,110	249,648
Deferred tax assets related to differences in life insurance policyholder liabilities	(a	)	84	115	130
Unrealised net gain(loss) on available for sale securities	(f	)	74	155	73
Prepaid pension cost	(i	)	1,173	1,213	1,249
Excess of net market value over net assets of life insurance controlled entities	(k	)	(5,741)	(5,540)	(5,656)
Goodwill, net of amortisation	(l	)	1,132	808	286
Value of business acquired, net of amortisation	(m	)	1,764	2,005	2,249
Life insurance policy deferred acquisition costs, net of amortisation	(s	)	803	750	691
Other identifiable intangible assets recognised, net of amortisation	(l	)	105	122	111
Unrealised gain and accumulated depreciation on life insurance property investments	(o	)	(61)	(96)	(27)
Marked to market of derivative instruments (under SFAS 133)	(v	)	(2,501)	(481)	(1,179)
Reclassification between reinsurance receivable and policyholder liabilities			1	(19)	(12)
Consolidation of variable interest entities	(y	)	531	245	—
Reversal of asset revaluation reserve	(n	)	(61)	—	—
Reversal of software write-off and software amortisation	(z	)	139	—	—

Total assets according to US GAAP			303,437	264,387	247,563

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

Policyholder Liabilities

     From 1 July 2000, the basis for taxation of income on most life insurance products changed from ‘Income minus Expenditure’ to ‘Profit’ (which includes movements in policyholder liabilities). As tax deductible policyholder liabilities under Australian tax legislation are lower than US GAAP policyholder liabilities, a deferred tax asset to recognise this timing difference is created. Financial Year 2004 $84 million (2003 $115 million; 2002: $130 million).

Foreign Currency Translation Reserve

     For US GAAP purposes, the tax effect of the foreign currency translation reserve is booked as a deferred tax asset. For Financial Year 2004, this represented a $62 million increase to shareholders’ equity (2003:$60 million; 2002: $20 million).

Investment Securities

     Income from tax exempt securities does not exceed $500,000.

     Tax related to unrealised gains/losses on investment securities sales is $22 million (2003: $47 million; 2002: $22 million).

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

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

(c) Employee Share Compensation

     In August 2002 the Bank announced that shares are purchased to cover the Employee Share Acquisition Plan (ESAP) and the full cost is included as an expense against profits for Australian GAAP reporting. Under US GAAP, an accrual for the probable grant of shares under ESAP is required. There is $24 million accrued in Financial Year 2004 under Australian GAAP per Note 29.

     In the current year, for the Equity Reward Plan (ERP), incentives were allocated in the form of Reward shares only and resulted in an expense for the year of $8 million. Other share based compensation expense for the year was $67 million. This was incurred and charged against profit on a consistent basis with prior periods.

     Under US GAAP, the fair value of the options issued under the Executive Option Plan and Equity Reward Plan is included as part of employee compensation and charged to profit and loss. Effective 1 July 2002, options are no longer issued under the Equity Reward Plan. For 2002 a US GAAP adjustment of $4 million has been included.

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

     The following table outlines movements in executive options in the year ending 30 June 2004 (with a comparison to movements in the years ending 30 June 2003 and 30 June 2002) and shows the number of options outstanding at date of issue.

		Weighted		Weighted		Weighted
		Average		Average		Average
Movement in Executive Options		Exercise		Exercise		Exercise
during the year	2004	Price	2003	Price*	2002	Price*
Options Outstanding at the start of the year	7,708,600	$26.25	9,749,800	$25.91	9,362,500	$23.08
Options Granted during the year	—	—	—	—	3,007,000	$30.11
Options Forfeited during the year	213,700	$25.50	1,381,200	$27.07	567,200	$26.73
Options Exercised during the year	1,712,600	$23.30	660,000	$19.58	2,052,500	$19.24

Options Outstanding at the end of the year	5,782,300	$27.15	7,708,600	$26.25	9,749,800	$25.91

*	The exercise price for options granted since 1997 will be/have been adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of vesting).

Outstanding Options at 30 June 2004	Number	Exercise Price	Expiry Date
September 1999 Options	1,925,000	$23.84	24 Aug 2009
September 2000 Options	1,622,100	$26.97	13 Sept 2010
October 2001 Options	2,235,200	$30.12	3 Sept 2011

     The weighted average exercise price for options outstanding at 30 June 2004 was $27.15.

     The weighted average remaining contractual life of these options is 6 years and 3 months.

     The other disclosure requirements of SFAS 123: Accounting for Stock-Based Compensation in respect of the employee share plans are included in Note 29.

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

(d) Provisions

     The Australian accounting standard, AASB 1044: Provisions, Contingent Liabilities and Contingent Assets came into effect 1 July 2002. For comparative periods, provisions comply in all material respects with US GAAP, with the exception of the provision for the final cash dividend for ordinary shares (Note 6), which is not formally declared until the meeting of directors shortly after the balance date. Under US GAAP, dividends are recorded as liabilities only if formally declared prior to balance date. This difference in treatment has been amended in the US GAAP reconciliation of shareholders’ equity for 2002.

     The provision for restructuring costs at 30 June 2004 was nil (2003: $30 million; 2002: $35 million) and Which new Bank provisions were $208 million (2003: nil) (refer Note 25).

     For the Financial Year 2004, included in Which new Bank provisions are provisions for redundancies of $151 million. The criteria for recognition of provisions for redundancies are stricter under US GAAP than under Australian GAAP. FASB 146 Accounting for Costs Associated with Exit or Disposal Activities does not allow the recognition of a provision for redundancies where the redundancies are not made within the minimum legal notification period from the balance date. As a result, under US GAAP, an amount of $146 million would be reversed from provisions, increasing net profit after tax by $102 million.

     The accounting policy adopted by the Group for restructuring provisions is detailed in Note 1 (z).

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

     For Financial Year 2004 the adjustment to other Comprehensive Income and shareholders’ equity is $52 million (net of taxation) (2003: $109 million; 2002: $51 million). This adjustment represents the unrealised gain on investment securities net of derivatives of $74 million less taxation of $22 million.

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

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

(h) Consolidated Balance Sheet

     The following reconciliations are of significant adjustments to Australian GAAP balance sheet categories disclosed in these accounts and which would be reported in accordance with US GAAP:

			2004	2003	2002
	Footnote		$M	$M	$M
Assets
Loans, advances and other receivables under Australian GAAP			189,391	160,347	147,074
Marked to market revaluation of derivative instruments (under SFAS133)	(v	)	8	(13)	(35)

According to US GAAP			189,399	160,334	147,039

Available for sale securities under Australian GAAP			—	—	—
Reclassification from investment securities	(f	)	11,447	11,036	10,766
Restatement of available for sale securities to fair value	(f	)	74	155	73
Consolidation of variable interest entity	(y	)	531	245	—

According to US GAAP			12,052	11,436	10,839

Investment securities under Australian GAAP			11,447	11,036	10,766
Reclassification to available for sale securities	(f	)	(11,447)	(11,036)	(10,766)

According to US GAAP			—	—	—

Trading securities under Australian GAAP			14,896	10,435	8,389
Reclassification from life insurance investment assets			10,997	10,184	10,699

According to US GAAP			25,893	20,619	19,088

Life insurance investment assets under Australian GAAP			28,942	27,835	30,109
Reclassification to trading securities			(10,997)	(10,184)	(10,699)
Reclassification to real estate investment assets	(o	)	(292)	(383)	(411)
Unrealised gains and depreciation adjustment	(o	)	(83)	(96)	(27)
Reclassification of separate account business to other assets	(r	)	(17,570)	(17,172)	(18,972)

According to US GAAP			—	—	—

Real estate investments under Australian GAAP			—	—	—
Reclassification from life insurance investment assets	(o	)	292	383	483

According to US GAAP			292	383	483

Property, plant and equipment under Australian GAAP			1,204	821	862
Reversal of asset revaluation reserve	(n	)	(61)	—	—

According to US GAAP			1,143	821	862

Intangible Assets under Australia GAAP			4,705	5,029	5,391
Identifiable intangible asset amortisation	(l	)	(62)	(45)	(26)
Goodwill amortisation to 30 June 2002	(l	)	(78)	(78)	(78)
Reversal of goodwill amortisation	(l	)	646	322	—
Adjustment to equity issued on Colonial acquisition	(t	)	(1,026)	(1,026)	(1,026)
Adjustment to policyholder liability differences	(t	)	593	593	593
Reclassification to Value of Business Acquired	(l	)	(2,786)	(2,786)	(2,786)
Deferred tax liability on value of business acquired	(l	)	1,256	1,256	1,256
Pension fund surplus acquired	(i	)	(243)	(243)	(243)
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	(158)	(158)	(158)
Deferred tax liability on pension fund surplus acquired	(i	)	82	82	82
Reclassification of excess of net market value of net tangible assets of life insurance controlled entities at acquisition from other assets to goodwill	(l	)	2,905	2,905	2,776

According to US GAAP			5,834	5,851	5,781

Value of Business Acquired, under Australian GAAP			—	—	—
Reclassification from Goodwill	(l	)	2,786	2,786	2,786
Value of Business Acquired amortisation (net of imputed interest)	(m	)	(1,022)	(781)	(537)

According to US GAAP			1,764	2,005	2,249

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

			2004	2003	2002
	Footnote		$M	$M	$M
Assets (continued)
Other assets under Australian GAAP			25,292	23,459	20,366
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	84	115	130
Life insurance market valuation of controlled entities	(k	)	(2,836)	(2,635)	(2,880)
Reclassification of excess of net market value of net tangible assets of life insurance controlled entities at acquisition from other assets to goodwill	(l	)	(2,905)	(2,905)	(2,776)
Prepaid pension cost	(i	)	1,173	1,213	1,249
Reclassification from life insurance investment assets to separate account business	(r	)	17,570	17,172	18,972
Life insurance policy deferred acquisition costs, net of amortisation	(s	)	803	750	691
Reclassification between reinsurance receivable and policyholder liabilities			1	19	(12)
Marked to market revaluation of derivative instruments (under SFAS 133)	(v	)	(2,509)	(468)	(1,336)
Deferred tax asset on marked to market revaluation of derivative instruments (under SFAS 133)	(v	)	—	—	128
Reversal of software write-off and software amortisation	(z	)	139	—	—
Other			21	—	—

According to US GAAP			36,833	36,720	34,532

Liabilities
Deposits and other public borrowings under Australian GAAP			163,177	140,974	132,800
Marked to market revaluation of derivative instruments (SFAS 133)	(v	)	9	10	2

According to US GAAP			163,186	140,984	132,802

Income tax liability under Australian GAAP			811	876	1,276
Tax effect of foreign currency translation reserve	(a	)	(62)	(60)	(20)
Deferred tax liability on unrealised gain on available for sale securities	(f	)	22	47	23
Reclassification from life insurance policyholder liabilities	(r	)	195	197	157
Deferred tax liability on pension income	(i	)	352	364	375
Deferred tax liability on value of business acquired	(m	)	885	959	1,008
Tax effect of other amortisation			27	30	40
Deferred tax liability on marked to market revaluation of derivative instruments (SFAS 133)	(v	)	(235)	81	—
Reversal of software write-off and software amortisation	(z	)	42	—	—
Reversal of redundancy provision	(d	)	44	—	—

According to US GAAP			2,081	2,494	2,859

Provision for dividend under Australian GAAP			14	12	1,040
Reversal of provision for final cash dividend	(d	)	—	—	(1,027)

According to US GAAP			14	12	13

Other Provisions under Australian GAAP			997	819	834
Reversal of redundancy provision	(d	)	(146)	—	—

According to US GAAP			851	819	834

Bills payable and other liabilities under Australian GAAP			19,140	19,027	17,342
Reclassification from life insurance policyholder liabilities to separate account business	(r	)	16,762	16,497	18,396
Marked to market revaluation of derivative instruments (under SFAS 133)	(v	)	(1,760)	(954)	(874)

According to US GAAP			34,142	34,570	34,864

Life insurance policyholder liabilities under Australian GAAP			24,638	23,861	25,917
Adjustment to policyholder liability differences in acquisition	(r	)	593	593	593
Reclassification to income tax liability	(r	)	(195)	(197)	(157)
Reclassification to Other Assets of life insurance policy deferred acquisition costs	(s	)	871	785	691
Reclassification of separate account business to other liabilities	(r	)	(16,762)	(16,497)	(18,396)
Reclassification between reinsurance receivable and policyholder liabilities			1	19	(12)
Movement in policyholder liabilities			(235)	(62)	120

According to US GAAP			8,910	8,502	8,756

Debt issues under Australian GAAP			44,042	30,629	23,575
Marked to market revaluation of derivative instruments (SFAS 133)	(v	)	9	77	49
Consolidation of variable interest entity	(y	)	531	245	—

According to US GAAP			44,582	30,951	23,624

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

			2004	2003	2002
	Footnote		$M	$M	$M
Liabilities (continued)
Loan Capital under Australian GAAP			6,631	6,025	5,427
Marked to market revaluation of derivative instruments (SFAS 133)	(v	)	25	118	93
Deconsolidation of variable interest entity	(y	)	1,573	—	—

According to US GAAP			8,229	6,143	5,520

i) Details of Pension Expense and Reconciliation of Funded Status of Pension Plans

     The Group sponsors a range of superannuation (pension) plans for its employees world-wide.

     The Group’s accounting policy for superannuation expense, under Australian GAAP reporting, is set out in Note 1(ll) of the financial statements. The superannuation expense principally represents the annual funding, determined after having regard to actuarial advice, to provide for future obligations of defined benefit plans. Other details (including the Group’s funding policy) of the Bank’s major superannuation plans are set out in Note 40 of the financial statements. All amounts are expressed in Australian Dollars.

     For US GAAP purposes, the Bank adopted the disclosure requirement of SFAS 87 “Employers’ Accounting for Pensions” for the major defined benefit fund, the Officers’ Superannuation Fund (OSF), commencing 1 July 1994.

     The Colonial UK life insurance business was sold in June 2000 to Winterthur which resulted in a significant portion of the members of the Colonial UK Staff Pension Scheme (“CUKSPS”) transferring out of this plan. Transfer of the membership, assets, liabilities and contributions of the employees of the Colonial UK life insurance business from the CUKSPS to the Winterthur fund took place on around 31 March 2002. As a result of this transfer, the Group recognised a gain of $6 million on settlement during the 2001/2002 financial year.

     On 31 July 2003, the Colonial UK Staff Pension Scheme (CUKSPS) and Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS) ceased to operate and each plan’s assets, liabilities, member contributions and benefit arrangements transferred to the Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS). Prior to 30 June 2003, the Bank had only included the values of CUKSPS in its US GAAP reconciliation and the other UK pension funds (CBA(UK)SBS and SI&CRBS) were deemed to be immaterial for US GAAP reconciliation purposes. In view of the merger of the CUKSPS and SI&CRBS with the CBA(UK)SBS, the Bank has reduced the “Prepayment of pension costs” for the deficits of the CBA(UK)SBS and SI&CRBS as at 30 June 2003. Commencing with the 2003/2004 financial year, the Bank includes the merged fund in its US GAAP reconciliation.

     On 3 October 2003, the Colonial Group Staff Superannuation Scheme (“CGSSS”) ceased to operate and the plan’s assets, liabilities, member contributions and benefit arrangements transferred to the OSF.

     Up to and including the financial year ending 30 June 2002, the Bank adopted 31 March as the measurement date for plan assets and obligations. Effective from the financial year ended 30 June 2003, the Bank has adopted 30 June as the measurement date for plan assets and liabilities. This is to align the reporting of the Bank’s pension plan assets and obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirement of Australian Accounting Standard AASB 119 “Employee Benefits” (which come into effect for reporting periods commencing on or after 1 January 2005).

     Australian and UK legislation requires that superannuation (pension) benefits be provided through trusts. These trusts (including their investments) are managed by trustees who are legally independent of the employer. The investment objective of the OSF (the Bank’s major superannuation (pension) plan) is “to maximise long term rate of return subject to net returns over rolling five year periods exceeding the growth in Average Weekly Ordinary Time Earnings (AWOTE) 80% of the time”. To meet this investment objective, the OSF Trustee invests a large part of the OSF’s assets in growth assets, such as shares and property. These assets have historically earned higher rates of return than other assets, but they also carry higher risks, especially in the short term. To manage these risks, the Trustee has adopted a strategy of spreading the OSF’s investments over a number of asset classes and investment managers.

     As at 30 June 2004, the benchmark asset allocations and actual asset allocations for the assets backing the defined benefit portion of the OSF is as follows:

	Benchmark Asset
Asset Sector	Allocation	Actual Allocation
Australian Equities	37.0%	37.5%
Overseas Equities	15.0%	14.4%
Real Estate	15.0%	15.3%
Fixed Interest Securities	25.5%	24.7%
Cash	5.0%	5.0%
Other[1]	2.5%	3.1%

(1) These are assets which are not included in the traditional asset classes of equities, fixed interest securities, real estate and cash. They include infrastructure investments as well as high yield and emerging market debt.

     The value of the OSF’s equity holding in the Group as at 30 June 2004 was $76 million (2003: $106 million, 2002: $110 million). Amounts on deposit with the Bank at 30 June 2004 totaled $24 million (2003: $110 million, 2002: $23 million). Other security holdings with the Group at 30 June 2004 $83 million (2003: $12 million, 2002: $66 million). The comparative values included the values of holdings by the CGSSS.

     The Group provides insurance cover to OSF in respect of its death, total and permanent disablement and temporary disablement benefits. As at 30 June 2004, the amounts of cover were $4,663 million of lump sum death and total and permanent disablement benefits (2003: $591 million, 2002: $602 million) and $68 million per annum of temporary disablement benefits (2003: $85 million per annum, 2002: $84 million per annum).

     The following table displays the elements of the net pension expense and the change in benefit obligations and fair value of assets for each Financial Year as well as the funded status as at 31 March 2002, 30 June 2003 and 30 June 2004 for the Group’s major superannuation (pension) plans.

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

	2004	2003	2002
	A$M	A$M	A$M
Service cost	(56)	(52)	(57)
Interest cost	(226)	(222)	(230)
Expected return on assets	307	308	333
Amortisation of transitional obligation assets	52	52	52
Recognised net gain (loss)	(6)	—	—
Employer financed benefits within Accumulation Division	(111)	(97)	(79)
Settlements and Curtailment Effects	—	—	6

Net periodic pension (cost) income	(40)	(11)	25
Expensed employer contribution	(5)	(3)	(5)

	(35)	(8)	30
Less tax effect	11	2	(9)

Pension Expense Adjustment — see US GAAP Reconciliation	(24)	(6)	21

Change in benefit obligation:
Benefit obligation at beginning of year	3,656	3,298	3,386
Service Cost	56	52	57
Member Contributions	17	19	20
Interest Cost	226	222	230
Merger of CUKPS and SI&CRBS with CBA(UK) SBS	—	126	—
Actuarial (Gains) Loss	265	345	16
Benefits Paid	(340)	(386)	(370)
Curtailment and Settlement Effects	—	—	(35)
Foreign Currency Exchange Rate Movements	22	(20)	(6)

Benefit obligation at end of year	3,902	3,656	3,298
Change in fair value of assets
Fair value of assets at beginning of year	(4,328)	(4,730)	(5,074)
Actual return on assets	(544)	22	(111)
Merger of CUKPS and SI&CRBS with CBA(UK) SBS	—	(101)	—
Total contributions	(22)	(22)	(26)
Benefits and Expenses Paid	340	386	370
Employer financed benefits within Accumulation Division	111	97	80
Curtailment and Settlement Effects	—	—	25
Foreign Currency Exchange Rate Movements	(17)	20	6

Fair value of assets at end of year	(4,460)	(4,328)	(4,730)

Funded status at measurement date:	(558)	(672)	(1,432)

Assets not recognised:
transitional obligation assets	—	52	104
unrecognised net gains (loss)	(615)	(593)	79

Net Amount Recognised	(1,173)	(1,213)	(1,249)
Comprising of:
Prepaid Pension Cost(1)	(1,173)	(1,213)	(1,249)
Additional minimum liability	56	81	27
Accumulated Other Comprehensive (Income) Loss	(56)	(81)	(27)

Net Amount Recognised	(1,173)	(1,213)	(1,249)

(1) The prepaid pension costs of $1,173 million include net assets on the Colonial acquisition of $243 million. As the $243 million is adjusted against goodwill (refer Note (t)), the net increase in shareholders’ equity for US GAAAP is $930 million (2003: $970 million; 2002: $1,006 million)

     The transitional obligation assets have been fully recognised on 30 June 2004. Commencing from the Financial Year 2005, the net periodic pension cost will no longer include the amortisation of the transitional obligation assets.

     The accumulated benefit obligations for all defined benefit superannuation (pension) plans as at 30 June 2004 was $3,556 million (30 June 2003: $3,259 million).

     As at 30 June 2004, the projected benefit obligations and accumulated benefit obligations of the CBA(UK)SBS exceeded the fair value of plan assets. Comparative information are as follows:

	2004	2003
	A$M	A$M
Projected benefit obligation	397	387
Accumulated benefit obligation	392	383
Fair value of plan assets	320	296

     The assumptions used to calculate the above are:

Assumption	2004	2003	2002
Discount Rate (Gross of tax)	6.00%	6.00%	7.00%
Compensation increase rate	4.25%	4.25%	4.25%
Return on assets	7.50%	6.75%	6.75%

     The return on asset assumption is determined as the weighted average of the long term expected returns of each asset class where the weighting is the benchmark asset allocations of the assets backing the defined benefit risks. The long term expected returns of each asset class are determined following receipt of actuarial advice. The effect of the increase in the return on asset assumption from 6.75% pa (adopted for the 2002/2003 financial year) to 7.50% pa (adopted for the 2003/2004 financial year) is to decrease the net periodic pension cost by approximately $28 million (before tax).

Notes to the financial statements

     Up to and including the financial year ending 30 June 2003, the discount rate is based on yield on 10 year AA rated securities as at the measurement date (10 year the longest available fixed interest securities with a deep market). To align the reporting of the Bank’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirement of Australian Accounting Standard AASB 119 “Employee Benefits”, which comes into effect from 1 July 2004, the discount rate assumption from 1 July 2003, is based on the yield on 10 year Australian government securities.

     Further, to align the reporting of the Bank’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” as at 30 June 2004 with the requirement of Australian Accounting Standard AASB 119 “Employee Benefits”, which comes into effect from 1 July 2005, the Bank’s pension obligations also include an adjustment for future taxes on the Bank’s Australian superannuation (pensions) plans. These tax adjustments increased the Bank’s pension obligations by $252 million as at 30 June 2004 and was included in the actuarial loss for the year.

     Details of the Bank’s funding policy and contributions in respect of its major superannuation (pension) plans are set out in Note 40.

     The expected future benefit payments of the Bank’s major superannuation (pension) plans are as follows:

Financial Year Ending	A$M
30 June 2005	240
30 June 2006	243
30 June 2007	245
30 June 2008	248
30 June 2009	251
1 July 2009 to 30 June 2014	1,295

     The above expected benefit payments are calculated by the respective fund actuaries using assumptions of future total service, the rate of exits from the fund and future salary growth. Actual benefit payments will depend on actual service period, actual rate of exits from the fund and actual salary growth.

     Additionally, a deferred tax liability has been taken up for US GAAP reconciliation purposes in respect of the above Net Amount Recognised.

(j) Employee Benefits — Post Retirement Benefits Other Than Pensions

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

     This method of accounting is not permitted under US GAAP, resulting in a decrease of net income by $201 million (2003: $245 million increase; 2002: $477 million reduction), reduction of shareholders equity by $2,504 million (2003: $2,303 million; 2002: $2,548 million) and a reduction of other assets by $2,836 million (2003: $2,635 million; 2002: $2,880 million).

(l) Intangible Assets

     Colonial Limited was acquired on 13 June 2000 (refer Note 20 and 48(t) for further details). Differences exist between the method of calculation of the cost of acquisition under Australian and US GAAP. Refer Note 48(t) for further details. Under Australian GAAP goodwill on acquisition was determined by the difference between the cost of acquisition and the fair value of net assets acquired, including the excess of net market value over net assets of life insurance controlled entities.

     Under US GAAP goodwill on acquisition is determined as the difference between the cost of acquisition and the fair value of net tangible and intangible assets acquired. Also the excess of net market value over net assets of life insurance controlled entities is accounted for as goodwill. Goodwill is amortised over a 20 year period on a straight line basis for Australian GAAP. Goodwill amortisation for US GAAP ceased from 1 July 2002. Instead, the carrying value of goodwill is subject to review for impairment every period end. For the Financial Year 2004, no adjustment for impairment was considered necessary.

     Identifiable intangible assets acquired include Value of Business Acquired ($2,786 million) less associated deferred tax liability ($1,256 million) (refer Note 48 (m)), the Colonial State Bank Core Deposits ($149 million) and TD Waterhouse customer list ($30 million). The Core Deposits are being amortised on a straight line basis over 8 years and the customer list over 10 years. As the TD Waterhouse customer list was acquired on 1 May 2003, amortisation for the Financial Year 2003 was not material.

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

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

     The Group’s carrying amount of goodwill under US GAAP at 30 June 2004 is disclosed for each reportable segment:

	2004	2003
Segment	$M	$M
Banking	4,361	4,361
Funds management	1,258	1,258
Insurance	218	218

	5,837	5,837

(m) Value of Business Acquired (‘VOBA’)

     Under Australian GAAP for non-life insurance holding companies, the difference between the purchase price on acquisition and the net assets acquired represents goodwill. No separately identified intangible asset is recognised for the Value of Business Acquired (‘VOBA’).

     However, for life insurance companies, investments in subsidiaries are valued at net market value as described in Note 1 (ii). No amortisation is required on the excess of this net market value over the net assets of the underlying controlled entities.

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

     VOBA is amortised over the lives of the acquired business in force in a manner consistent with amortisation of deferred policy costs for life insurance contracts and in a manner expected for funds management contracts (see Note 48 (s)). An analysis of the Colonial VOBA asset (net of tax) is presented below:

	2004	2003
	$M	$M
Opening Balance, 1 July	1,040	1,249
Imputed interest	215	122
Amortisation	(450)	(267)
Impairment	—	(110)
Sale of Philippines	—	(10)
Movement in deferred tax liability on value of business acquired	74	56

Closing Net Balance, 30 June	879	1,040

     The net movement in VOBA for the year to 30 June 2004 is $161 million. For all Australian life business the imputed rates of interest are related to the underlying investment earnings rate and range from 3.4% to 12.6% dependent upon the nature of the business. Given that imputed interest rates are dependent upon actual investment performance they are expected to be volatile. The imputed interest rates for all other business range from 6.1% to 8.9%.

     The amortisation rate for the investment-linked life business also depends upon actual investment performance and is therefore expected to be volatile.

     The VOBA balance is estimated to be run-off at a rate ranging from 11.1% to 15.0% per year.

     Recoverability Test

     The amount of VOBA written-off in the period was determined by comparing the carrying value of VOBA at 30 June 2004 after allowing for imputed interest and amortisation, to an end of period recoverable amount valuation.

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

     A discounted cash flow methodology was used in arriving at the valuation at which the Group’s property is carried. An asset revaluation adjustment to increase Asset revaluation reserve by $54 million was necessary in 2004, $3 million in 2003 and a write down of $1 million in June 2002. At 30 June 2004, the asset revaluation reserve shows a balance of $61 million (2003: $7 million; 2002: $4 million). This asset revaluation reserve was reversed for US GAAP for the Financial Year 2004. No adjustment has been made for prior years as the amounts were not material. No adjustment has been made for the decrease in depreciation as a result of the reversal of asset revaluation reserve as it would not be material in the income statement.

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

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

     Under US GAAP, such property is recorded at historical cost in the balance sheet and depreciated over its useful life — except for land which is not depreciated. Properties backing separate account business are recorded at market value.

     For Financial Year 2004, the restatement under US GAAP results is a $35 million increase in Net Income, and $61 million reduction in assets.

(p) Impairment of Assets

     SFAS 114: Accounting by Creditors for Impairment of a Loan as amended by SFAS 118: Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. No adjustment is required in the US GAAP reconciliation as the estimated fair value of the impaired loans is not materially different from the carrying value as at 30 June 2004.

(q) Comprehensive Income

     SFAS 130: Reporting Comprehensive Income requires the classification of items of other comprehensive income by their nature and the display of other comprehensive income separately from retained earnings and shareholders equity.

Accumulated Other Comprehensive Income Balances

	2004	2003	2002
	$M	$M	$M
Foreign currency translation reserve
Balance at beginning of Financial Year	(137)	(45)	57
Foreign currency translation adjustment net of tax expense	(7)	(92)	(102)

Balance at end of Financial Year	(144)	(137)	(45)

Available for Sale securities
Balance at beginning of Financial Year	109	51	6
Change in fair value of available for sale securities	(57)	58	45

Balance at end of Financial Year	52	109	51

Pension Plans
Balance at beginning of Financial Year	100	32	13
Adjustment to net assets in UK Pension Plan — net of tax expense	(44)	68	19

Balance at end of Financial Year	56	100	32

Total Other Comprehensive Income	(36)	72	38

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

     If expectations change in the future, it is possible to reverse capitalised losses and re-establish profit margins. This is explained in more detail in Note 1 (ii).

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

     These assumptions are ‘locked-in’ at inception for all future valuations - except in specific circumstances such as loss recognition.

     The assumptions used for SFAS 60 are based on a best estimate of expected long-term experience together with provisions for adverse deviation (‘PADs’).

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

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

The company operates separate account business. Such accounts represent assets and liabilities that are maintained by the company for purposes of funding superannuation (pension) funds and other investment type activities. The accounts represent policyholder directed funds that are separately administered. The assets and the liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the company. The policyholder generally assumes the investment risk and investment income accrue directly to the policyholders and, therefore, are not included in the company’s statement of financial performance. The company receives a fee for investment management, certain administrative expenses, and mortality and expense risks assumed. Fee revenue from these products is recognised when due.

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

     For Financial Year 2004 the US GAAP adjustment resulted in an increase (net of taxation) of $138 million in Net Income (2003: $30 million; 2002: $51 million).

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

     The net adjustment of DAC to Net Income is comprised of:

	2004	2003
	$M	$M
Difference in deferral of new business acquisition expenses	(72)	(59)
Difference in amortisation of acquisition expenses	32	21
Tax effect of differences in acquisition expense treatment	9	9

	(31)	(29)

     Movement in DAC balance during Financial Years 2004 and 2003:

	2004	2003
	$M	$M
Opening Balance, 1 July	750	691
Acquisition costs for the year	134	137
Amortisation of DAC/Imputed interest	(81)	(66)
Sale of Philippines	—	(12)

Net movement	53	59

Closing Balance, 30 June	803	750

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

(t) Colonial Acquisition

Purchase GAAP accounting has been applied in the acquisition of Colonial

2001
$M
Cost of acquisition under Australian GAAP (Note 1A)	9,120
Less 351,409,450 new Commonwealth Bank shares @ $26.39(1)	(9,274)
Add 351,409,450 shares @ $23.47(2)	8,248

Revised cost of acquisition under US GAAP	8,094

Fair Value of net tangible assets acquired:
Net tangible assets under Australian GAAP	910
Pension fund surplus	243
Differences in life insurance policyholder liabilities	(559)
Differences in deferred taxes	76

Net tangible assets under US GAAP	670

Intangible Assets on acquisition under US GAAP	7,424

Intangible assets acquired on Colonial Acquisition:
Identifiable intangible assets(3)	1,917
Goodwill (unidentifiable intangible assets) (4)	5,507

7,424

(1)	Price calculated under Australian GAAP based on the weighted average share price on the acquisition date, 13 June 2000.

(2)	Under US GAAP price calculated as weighted average closing price for the two days either side of the announcement date (10 March 2000). Non trading days were excluded from the calculation. Value of equity issued for Colonial acquisition under US GAAP accounting is reduced by $1,026 million.

(3)	Includes Colonial State Bank Core Deposits ($149 million) which is to be amortised on a straightline basis over 8 years and Value of Business Acquired (VOBA) net of associated deferred tax liability $1,530 million (refer Note 48 (m) for amortisation details). The carrying value of the core deposits at 30 June 2004 is $73 million, net of amortisation.

(4)	Goodwill on acquisition under US GAAP includes the excess of net market value over net assets of life insurance controlled entities. Goodwill is amortised on a straight line basis over 20 years.

(u)	Securitisation of Assets

     During the Financial Years 2002, 2003 and 2004, the Group securitised mortgage loans to a special purpose entity (SPE). Under Australian GAAP these loans are removed from the Statement of Financial Position. For US GAAP the conditions to allow securitised loans to be removed from the Statement of Financial Position include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets.

     The Group meets the requirements of US GAAP not to consolidate the SPE. Note 1 (jj), Loan Securitisation, outlines the accounting treatment of the Qualifying Special Purpose Entities (“QSPE”), both for Australia and US GAAP reporting as required by SFAS 140. In Financial Year 2004 loans totaling $3,436 million were securitised (2003: $1,664 million, 2002: $2,512 million).

     The outstanding balance of securitised loans at 30 June 2004 was $7,605 million (2003: $6,480, 2002: $7,047). No credit losses were incurred by the Group in relation to these securitised loans during the Financial Year 2004. The credit risk in respect of these loans is fully covered through mortgage insurance.

     Cashflows paid to CBA from the QSPE were:

	2004	2003	2002
	$M	$M	$M
Servicing fee	15	17	16
Management fee	2	2	2
Excess servicing fee	36	30	11
Proceeds from sale of mortgage loans	3,436	1,664	2,512
Interest rate swaps	27	35	57

Total cash receipts	3,516	1,748	2,598

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

     Under US GAAP, derivative hedges of debt issues and available for sale securities of the Group, that are highly effective, qualify for hedge accounting and have been classified as fair value hedges. The change in the fair value of the derivative hedge offsets the change in the fair value of the debt issue or available for sale security being hedged. The gain or loss on the derivative and the offsetting loss or gain in the fair value of the debt issue or available for sale security being hedged, are recognised immediately in Net Income in the same accounting period for US GAAP purposes. The change in fair value of the derivative hedge is recognised as an asset or liability in Other Assets or Other Liabilities respectively. The change in the fair value of the debt issue or available for sale security being hedged is recognised as part of the carrying value of debt issues or available for sale securities. The risk characteristics of debt issues and available for sale securities are perfectly matched under the hedge, and effectiveness is evaluated on a retrospective and prospective basis. There is no ineffectiveness in these hedges.

Notes to the financial statements

NOTE 48 Differences between Australian and United States Accounting Principles continued

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

     SFAS 133, 138 and 149 have been fully applied for the relevant Financial Years. The financial impact of the statements decreased Net Income after tax by $736 million (2003: increase of $638 million; 2002: decrease of $300 million), primarily due to the increase in global rates during the period. Balance sheet derivatives and underlying assets and liabilities decreased by $2,501 million (2003: $481 million; 2002: $1,179 million) and $1,952 million (2003: $668 million; 2002: $730 million) respectively.

     For Australian GAAP reporting, the Group will continue to apply hedge accounting principles as adopted for the year ended 30 June 2004.

(w)	Collateral on Transfer of Assets

     The Group conducts collateral arrangements with counterparties covering a range of specified transactions. Collateral arrangements are activated upon predetermined thresholds being exceeded. A range of specified assets may be received or provided as collateral.

     As at 30 June 2004 securities with a fair value of $809 million were received as collateral (2003: $561; 2002: $956). Of this amount, $78 million (2003: $258 million) may be sold or repledged. From the $78 million received, securities to the value of $67 million (2003: 176 million) were repledged as collateral.

     In addition, securities to the value of $779 million were provided as collateral as at 30 June 2004 (2003: $1,637 million; 2002: $274 million).

(x)	Credit Risk Related Instruments

     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These have been disclosed in Note 38 of the accounts as off balance sheet items. Under US GAAP, FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, effective 1 January 2003, requires that the fair value of these liabilities be recognised in the financial statements. Under Australian GAAP, there is no requirement to recognise these liabilities in the financial statements. However, the Bank’s policy is to recognise the fair value of these liabilities (30 June 2004: $6.4 million; 30 June 2003: $5.6 million) and as such, no adjustment is required.

     The aging of guarantees and standby letters of credit is presented below:

	Guarantees	Standby Letters of Credit
	$M	$M
Less than 1 year	2,124	228
1-3 years	1	75
3-5 years	—	11
Over 5 years	105	48

Total	2,230	362

     Collaterals received to support these guarantees and standby letters of credit are adequate.

(y)	Variable Interest Entities

     During the Financial Year 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). The interpretation created the Variable Interest Entity (VIE) concept and defined a VIE to include an entity which has an insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties. Where the entity is a VIE, the Interpretation’s variable interests consolidation model must be applied. A VIE would be consolidated where the parent is expected to absorb a majority of the VIE’s expected losses and vice versa, deconsolidated where another entity absorbs majority of the expected losses.

     For the Financial Year 2003, only VIEs created post 31 January 2003 were required to be assessed under FIN 46. From Financial Year 2004, all VIEs in existence at the end of the financial year had to be assessed. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”) to address various technical corrections and implementation issues that have arisen since the issuance of FIN 46. As a result of the application of FIN 46R, as at 30 June 2004, the consolidation of VIEs resulted in assets and liabilities increasing by $531 million (30 June 2003: $245 million) and the deconsolidation of a VIE resulted in liabilities increasing by $1,573 million (Financial Year 2003: Nil), shareholders’ equity decreasing by $1,573 million (Financial Year 2003: Nil) and net income decreasing by $55 million (Financial Year 2003: Nil).

     The Group transacts with Variable Interest Entities (VIEs) in the following manner as part of its financing and intermediation activities:

-	Asset backed finance programs – The Group utilises VIEs such as special purpose entities under master series agreements to assist customers’ financing needs through providing customer access to the capital markets. Certain of these programs are deemed to be controlled by the Group and are consolidated within the Group. Details of these arrangements are outlined on page 202.

-	Securitisation of assets – The Group conducts a Loan Securitisation program through which it packages loans and issues securities to investors through a special purpose entity. The entity meets the requirements for classification as a QSPE under US GAAP, which is not considered a VIE and is not consolidated within the Group. Details of these arrangements are outlined on page 200.

-	Financing and investment activities – The Group utilises VIEs and may transact with VIEs as part of its financing and investment activities. All transactions involving VIEs are conducted on an arms length basis and may involve financing the VIE, transacting derivatives, or acquiring third party assets. Certain VIEs are deemed to be controlled by the Group and have been consolidated into the Group. These VIEs involve structured investment transactions and are primarily single purpose entities where the Group carries the underlying exposure to the risks in the VIE. As the Group carries the exposure to these VIEs on balance sheet, the consolidation of these VIEs into the Group does not impact the Statement of Financial Performance or Statement of Financial Position of the Group.

-	During the year, the Group has also issued Trust Preferred Securities via special purpose entities. These entities are deemed to be VIEs and not controlled by the Group. These VIEs have been deconsolidated and have resulted in $832m of equity being reclassified to debt issues. Dividends paid on the trust preferred securities have been reclassified as interest expense.

Notes to the financial statements

-	During the year, the Group has issued Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) via a special purpose entity. This entity is deemed to be a VIE and not controlled by the Group and has been deconsolidated. The effects are described in further detail below.

Asset Backed Finance Programs

     The Group is an active participant in the asset backed financing market where it assists customers’ financing needs through providing customer access to the capital markets through issuer special purpose entities under master series agreements. The issuers are separate bankruptcy remote entities in the business of acquiring approved investments and/or entering into hedge transactions or other agreements by issuing debt securities. The issuers operate through segregated series and the debt issues of different series may have different credit ratings. The primary source of repayment of the debt issues is the cash flow from the pools of assets. Investors in the debt issues have no recourse to the general assets of the Group.

     The issuers are not owned or controlled by the Group and have independent directors. Under Australian GAAP the assets and liabilities of the issuers are not consolidated into the Group’s Statement of Financial Position. For US GAAP, the issuers are a type of variable interest entity as defined by FASB Interpretation No 46, “Consolidation of Variable Interest Entities”. Under the provisions of FIN 46, the variable interest entity is deemed to be controlled by the Group, if the Group has most of the risks and/or benefits. As a result of the application of the standard, a number of entities are consolidated by the Group, resulting in an increase in assets of $531 million and liabilities of $531 million for US GAAP.

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

Convertible Notes

      On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”). These securites are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The Securities qualify as Tier One capital of the Bank.

     The PERLS II Trust is deemed to be a VIE under US GAAP, FIN46(R) Consolidation of Variable Interest Entities and not controlled by the Group. The trust has been deconsolidated from the Bank.

     The assets of the trust are Convertible Notes issued by the New Zealand branch of the Commonwealth Bank. The Convertible Notes have a conversion date 40 years after the date of issue at which time a conversion event occurs, or earlier in certain scenarios, into CBA Preference Shares or Alternative Securities being perpetual non-cumulative securities issued by the Commonwealth Bank that rank equally with Preference Shares and are equivalent to Preference Shares in terms of entitlement to income and the return of capital. The Convertible Notes automatically convert into ordinary shares only if a regulatory event or an Event of Default occurs. Furthermore the Bank may elect to convert into ordinary shares if the manager of the Trust is removed without the Bank’s approval. Subject to regulatory approval the Bank must redeem the Convertible Notes for cash where the Bank has acquired the PERLS II and required the trust manager to redeem them. The holders of the Convertible Notes are entitled to a non-cumulative floating rate distribution payable quarterly.

     Under US GAAP, APB 14 and FAS 84 take a view of the legal form of the Convertible Note as debt as it has conversion options at other than a fixed conversion ratio. For US GAAP purposes, the Convertible Note is classified as loan capital.

     Deconsolidation of the trust has resulted in $741m of equity being reclassified into loan capital. Dividends paid on the PERL II securities have been reclassified as interest expense.

(z)	Software Amortisation

     For Australian GAAP purposes, the criteria for information technology software capitalisation has been amended as from 1 July 2003, such that only computer software projects costing $10 million or more are being capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business. This change has been applied retrospectively and has resulted in the expensing of $219 million of previously capitalised software. For US GAAP purposes, this change cannot be retrospectively applied and has been reversed. Software amortisation charge for the Financial Year 2004 would have been $80 million. The net impact on profit after tax has been an increase of $97 million.

     The current software capitalization policy under Australian GAAP is not in accordance with US GAAP. We have assessed the impact if we had capitalised software according to our previous policy, which was in accordance with US GAAP, and have concluded that the impact is not material. Hence no adjustment was made in this regard.

(aa)	Newly Issued Statements of the Financial Accounting Standards Board

     Although FIN 46 Consolidation of Variable Interest Entities was in effect in Financial Year 2003, for the Financial Year 2003, only VIEs created post 31 January 2003 were required to be assessed under FIN 46. From Financial Year 2004, all VIEs in existence at the end of the financial year had to be assessed. See Note 48 (y) for further details. There were no SFASs issued in Financial Year 2004, which would have a material impact on the Bank.

(bb) Newly Issued Australian Standards

     For details on newly issued Australian Standards applied for the first time in Financial Year 2004, refer Note 1(a).

     International Accounting Standards

     The Financial Reporting Council has announced a decision to support the adoption by Australia of International Accounting Standards (IAS) by 1 January 2005. The Bank will be required to adopt these standards for the financial year commencing 1 July 2005. Further details are contained in Note 1(pp) to the financial statements.

Independent audit report to the members of Commonwealth Bank of Australia

The Board of Directors and Shareholders of Commonwealth Bank of Australia

We have audited the accompanying consolidated balance sheets of Commonwealth Bank of Australia as of June 30, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Australia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Bank of Australia at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in Australia[JPR1].

Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 48 to the consolidated financial statements.

Ernst & Young	S J Ferguson
Sydney	Partner

Date: 25 November 2004.

Shareholding Information

Top 20 Holders of Fully Paid Ordinary Shares as at 10 August 2004

Rank	Name of Holder	Number of Shares	%
1	JP Morgan Nominees Australia Limited	121,384,680	9.60
2	National Nominees Limited	90,577,461	7.17
3	Westpac Custodian Nominees Ltd	87,818,339	6.95
4	Citicorp Nominees Pty Limited	63,935,139	5.06
5	RBC Global Services Australia Nominees Pty Limited	30,671,740	2.43
6	Queensland Investment Corporation	19,482,371	1.54
7	Cogent Nominees Limited	16,693,388	1.32
8	AMP Life Limited	15,615,127	1.24
9	ANZ Nominees Limited	15,511,420	1.23
10	Australian Foundation Investment Company Limited	6,705,245	0.53
11	HSBC Custody Nominees (Australia) Limited	6,087,368	0.48
12	CSS Board & PSS Board	4,942,977	0.39
13	Bond Street Custodians Limited	4,940,303	0.39
14	Invia Custodian Pty Limited	4,774,535	0.38
15	Government Superannuation Office	4,229,927	0.33
16	UBS Warburg Private Clients Nominees Pty Ltd	3,617,893	0.29
17	IAG Nominees Pty Limited	3,548,578	0.28
18	Westpac Financial Services Ltd	3,458,245	0.27
19	Suncorp Custodian Services Pty Ltd	2,821,839	0.22
20	Australian Trustees Pty Ltd	2,644,549	0.21

     The twenty largest shareholders hold 509,461,124 shares which is equal to 40.31% of the total shares on issue.

Stock Exchange Listing

     The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.

     Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market buyback of its shares.

Directors’ Shareholdings as at 11 August 2004

	Shares	Options
J T Ralph, AC	23,861
J M Schubert	16,268
D V Murray	288,168	1,250,000
N R Adler, AO	9,490
R J Clairs, AO	12,631
A B Daniels, OAM	16,392
C R Galbraith, AM	7,689
S C Kay	2,980
W G Kent, AO	14,522
F D Ryan	6,671
F J Swan	4,996
B K Ward	4,914

     Mr Murray has a total holding of 242,000 shares under the Equity Reward Plan, registered in the name of the Trustee and 6,788 shares under the Mandatory Equity Participation plan, also registered in the name of the Trustee.

     In addition, Mr Ralph beneficially holds 100,000 units in Commonwealth Property Securities Fund and 495,294 units in Colonial First State Global Diversified Strategies Fund. Dr Schubert holds 483,554 units in Colonial First State Wholesale Diversified Fund. Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech Fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

Shareholding Information (continued)

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

Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 10 August 2004

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital
1-1,000	541,661	75.80%	186,343,047	14.74%
1,001-5,000	153,521	21.49%	307,584,350	24.33%
5,001-10,000	13,405	1.88%	91,805,490	7.26%
10,001-100,000	5,646	0.79%	108,615,541	8.59%
100,001 and over	259	0.04%	569,657,634	45.08%

Total	714,492	100.00%	1,264,006,062	100.00%

Less than marketable parcel of $500	13,329		84,336

Voting Rights

     Under the Bank’s Constitution, each member present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:

•	on a show of hands – to one vote; and

•	on a poll – to one vote for each share held or represented.

     If a member is present in person, any proxy or attorney of that member is not entitled to vote.

     If more than one official representative or attorney is present for a member:

•	none of them is entitled to vote on a show of hands; and

•	on poll only one official representative may exercise the member’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member’s voting rights, not exceeding in aggregate 100%.

     If a member appoints two proxies and both are present at the meeting and the appointment does not specify the proportion or number of the member’s votes each proxy may exercise:

•	neither proxy shall be entitled to vote on a show of hands; and

•	on a poll each proxy may exercise one half of the member’s votes.

Major Shareholder

     The Bank is not directly or indirectly owned or controlled by another corporation or any foreign government. At 30 June 2004 there is no person who is known to the Bank to be the beneficial owner of more than 5% of the Bank’s Ordinary Shares. There has been no change in this position over the previous three Financial Years. There are no arrangements known to the Bank, the operation of which may at the date of this report result in a change in control of the Company.

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

			Average Daily Trading Volume
Period	High Closing Price	Low Closing Price	(Number of Shares)
Ordinary Shares
1998	19.49	14.70	1,726,916
1999	28.69	18.50	1,731,082
2000	27.95	22.54	2,136,170
2001	34.15	26.25	2,892,307
2002	34.76	25.14	3,566,592
2003
First Quarter	32.36	29.10	4,122,417
Second Quarter	30.50	26.56	3,899,890
Third Quarter	27.84	23.20	4,338,295
Fourth Quarter	30.52	26.22	3,621,114
2004
First Quarter	30.16	27.48	3,644,533
Second Quarter	29.45	27.14	2,723,437
Third Quarter	33.30	29.28	3,906,628
Fourth Quarter	33.51	30.80	3,096,567
May	32.90	30.80	3,119,151
June	33.35	32.55	3,371,817
July	32.85	30.85	4,244,309
August	31.65	28.87	4,242,466
September	30.64	29.36	2,851,380
October	32.10	30.20	3,671,653

     On 11 November 2004, the last sale price of the Ordinary Shares as reported on the ASX was $31.73 per Share. The Bank’s total market capitalisation was $40,414 million as at that date.

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

     On 30 June 2004, there were 701 shareholders with declared addresses in the United States holding 420,053 Ordinary Shares and 1 holder (a nominee company) of ADRs within the United States holding 224,716 ADRs representing 674,148 ordinary shares. In addition, there are a number of United States shareholders who hold beneficial ownership in Ordinary Shares through nominee companies located outside the United States.

Shareholding Information (continued)

Top 20 Holders of Preferred Exchangeable Resettable Listed Shares (“PERLS”) as at 10 August 2004

Rank	Name of Holder	Number of Shares	%
1	Citicorp Nominees Pty Ltd	127,230	3.64
2	Westpac Custodian Nominees Ltd	67,117	1.92
3	National Nominees Limited	65,120	1.86
4	RBC Global Services Australia Nominees Pty Limited	63,802	1.82
5	ANZ Executors & Trustee Company Limited	42,330	1.21
6	Bond Street Custodians Limited	29,764	0.85
7	Tower Trust Limited	28,969	0.83
8	Invia Custodian Pty Limited	27,599	0.79
9	UBS Private Clients Australia Nominees Pty Ltd	26,293	0.75
10	Boxall Marine Pty Ltd	25,000	0.71
11	Permanent Trustee Australia Limited	25,000	0.71
12	Questor Financial Services Limited	24,292	0.69
13	The Australian National University	24,049	0.69
14	National Superannuation Trusts P/L	21,447	0.61
15	Brencorp No 11 Pty Limited	17,667	0.50
16	Livingstone Investments (NSW) Pty Limited	15,000	0.43
17	Ms Thelma Joan Martin-Weber	12,500	0.36
18	BT Portfolio Services Limited	11,200	0.32
19	Albert Investments Pty Limited	10,000	0.29
20	Felden Pty Ltd	10,000	0.29
21	Marbear Holdings Pty Limited	10,000	0.29
22	Mrs Fay Cleo Martin-Weber	10,000	0.29
23	Swinburne University of Technology	10,000	0.29

     The twenty three largest PERLS shareholders hold 704,379 shares which is equal to 20.13% of the total shares on issue. Twenty three PERLS shareholders are disclosed in the above table due to a number of shareholders having the same number of PERLS.

Stock Exchange Listing

     Commonwealth Bank PERLS are listed on the Australian Stock Exchange under the trade symbol CBAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank (pref).

Range of Shares (PERLS): 10 August 2004

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital
1-1,000	20,911	98.58%	2,263,069	64.66%
1,001-5,000	268	1.26%	529,055	15.12%
5,001-10,000	20	0.09%	150,319	4.29%
10,001-100,000	14	0.07%	430,938	12.31%
100,001 and over	1	0.00%	126,619	3.62%

Total	21,214	100.00%	3,500,000	100.00%

Less than marketable parcel of $500	4		5

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

     At a general meeting of the Bank, holders are entitled:

•	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and

•	On a poll, to one vote for each Commonwealth Bank PERLS.

Shareholding Information (continued)

Top 20 Holders of Perpetual Exchangeable Resettable Listed Securities II (PERLS II) as at 10 August 2004

Rank	Name of Holder	Number of Shares	%
1	National Nominees Limited	469,501	12.52
2	Westpac Custodian Nominees Limited	259,653	6.92
3	RBC Global Services Australia Nominees Pty Limited	165,001	4.40
4	J P Morgan Nominees Australia Limited	155,447	4.15
5	AMP Life Limited	105,208	2.81
6	UBS Private Clients Australia Nominees Pty Ltd	99,086	2.64
7	Citicorp Nominees Pty Limited	86,710	2.31
8	UBS Nominees Pty Ltd	54,340	1.45
9	Cogent Nominees Pty Limited	45,028	1.20
10	Invia Custodian Limited	30,768	0.82
11	J Neave Investments Pty Limited	30,000	0.80
12	Elise Nominees Pty Limited	29,380	0.78
13	ANZ Nominees Limited	27,273	0.73
14	Questor Financial Services Limited	26,226	0.70
15	Cryton Investments No 9 Pty Ltd	25,000	0.67
16	Lutovi Investments Pty Limited	25,000	0.67
17	Votraint No.1019 Pty Ltd	25,000	0.67
18	Vision Super Pty Ltd	24,832	0.66
19	Gordon Merchant No 2 Pty Ltd	24,440	0.65
20	Marbear Holdings Pty Limited	22,500	0.60

     The twenty largest PERLS II shareholders hold 1,730,393 shares which is equal to 46.14% of the total shares on issue.

Stock Exchange Listing

     Commonwealth Bank PERLS II are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.

Range of Shares (PERLS II): 10 August 2004

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital
1-1,000	7,175	95.42%	1,088,882	29.04%
1,001-5,000	289	3.84%	642,311	17.13%
5,001-10,000	28	0.37%	232,496	6.20%
10,001-100,000	24	0.32%	796,502	21.24%
100,001 and over	4	0.05%	989,809	26.39%

Total	7,520	100.00%	3,750,000	100.00%

Less than marketable parcel of $500	1		5

Voting Rights

     PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 204 and 206 respectively for the Bank’s ordinary shares and PERLS preference shares.

Trust Preferred Securities

     550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.

     The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 204 and 206 respectively for the Bank’s ordinary shares and PERLS preference shares.

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

     The members of the Board of Directors and executives who are members of the Senior Executive Committee as at 30 June 2004 are as follows:

Shareholding Information (continued)

Board of Directors
Name	Age	Position	Director Since
J T Ralph, AC *	71	Chairman	1985
J M Schubert **	61	Deputy Chairman	1991
D V Murray	55	Chief Executive Officer	1992
N R Adler, AO *	59	Director	1990
R J Clairs, AO	66	Director	1999
A B Daniels OAM	69	Director	2000
C R Galbraith, AM	56	Director	2000
W G Kent, AO	68	Director	2000
F D Ryan	61	Director	2000
F J Swan	63	Director	1997
B K Ward	50	Director	1994
S C Kay	43	Director	2003

* Retired on 5 November 2004

** Appointed Chairman on 5 November 2004

Senior Management

The Senior Management of the Bank detailed below are the Group Executives of each of the Bank’s divisions.

Michael Cameron

Chief Financial Officer

     Mr Cameron is the Group Executive for Financial and Risk Management which includes Finance, Treasury, Risk Management and Credit, Investor Relations, Security and Audit. Mr Cameron joined the Group in November 2002.

     Prior to his appointment to his current role on 1 April 2003, Mr Cameron was the Deputy Chief Financial Officer.

     Previously Mr Cameron was Chief Operating Officer, Wealth Management Division, National Australia Bank. Mr Cameron has had a distinguished career of over a decade with Lend Lease and MLC and has also worked at Barclays Bank and TNT Australia. He is a Fellow of the Australian Institute of Chartered Accountants, a Fellow of CPA Australia, and a Fellow of the Australian Institute of Company Directors.

     Mr Cameron holds a Bachelor of Business Degree. Age 44.

Les Cupper

Group Executive, Group Human Resources

     Les Cupper joined the Commonwealth Bank in 1996. He heads Group Human Resources responsible for the Bank’s human resource policies and systems.

     Prior to joining the Bank, Mr Cupper held a number of senior human resource and line management roles with CRA Ltd for 12 years.

     Previous to these roles, Mr Cupper held academic appointments in universities in Australia, the UK and USA. He has an Honours degree in Economics and Politics and a Masters in Economics (Industrial Law) and Graduate Diploma in Education from Monash University. Age 55.

Stuart Grimshaw

Group Executive, Investment & Insurance Services

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

Hugh Harley

Group Executive, Retail Banking Services

     Mr Harley joined the Bank in 1987 as an economist following completion of university studies. Subsequently he worked in a wide range of senior roles in Business Banking, Group Human Resources and Australian Financial Services where he was General Manager, Personal & Business Customers. In February 2002 he was appointed Executive General Manager, Retail Sales and Service which involved leadership of the Bank’s national branch network and direct service operations. In October 2002 he was appointed Group Executive, Retail Banking Services. He is Chairman of the Commonwealth Bank Staff Community Fund.

     Mr Harley holds a Bachelor of Economics (honours) and a Bachelor of Laws (honours) from the University of Sydney and a Master of Philosophy in Economics from Cambridge University (UK). Age 42.

Michael Katz

Group Executive, Premium Banking Services

     Michael Katz assumed responsibility for the management of Premium Business Services within the Commonwealth Bank Group in May 2004. This business is focussed on providing a premium service to the Bank’s non retail client base. It includes the private client business and Commsec equities business. Prior to this role, Mr Katz was the Group Executive responsible for Premium Financial Services business which was created in early 2002. Before this role he was Head of Institutional Banking for eight years from 1993 to 2001. Prior to joining the Bank Mr Katz held positions with Morgan Stanley, Citicorp in Geneva, Switzerland and worked as a faculty associate at the International Management Institute in Geneva.

     He holds a B.Com (Hons) from the University of New South Wales. Age 52.

Garry Mackrell

Group Executive, International Financial Services

     Mr Mackrell joined the Group in 1973. Prior to this appointment he held senior positions within the Group including Head of the Office of the CEO and Group Planning and Development, Chief Manager Treasury Management, Deputy Regional Manager, Americas and

Shareholding Information (continued)

Head of Financial Markets Distribution, Institutional Banking. Mr Mackrell was appointed to the Head of International Financial Services in September 2001.

     Mr Mackrell has a Bachelor of Science, a Bachelor of Economics (Hons) and a Master of Commerce degree. Age 55.

Bob McKinnon

Group Executive, Technology

     Bob McKinnon joined the Commonwealth Bank in 2000 as General Manager, Group Technology. He was appointed Chief Information Officer in 2002. Prior to joining the Bank Mr McKinnon was the Managing Director and Chief Executive of State Street Australia Limited. During his career, he has also held a variety of senior roles within the Lend Lease Group.

     Mr McKinnon holds a Bachelor of Commerce with merit from the University of NSW and is a member of the Institute of Chartered Accountants in Australia. Age 51.

John O’Sullivan

Chief Solicitor and General Counsel

     John O’Sullivan was appointed Chief Solicitor and General Counsel of the Commonwealth Bank Group in October 2003.

     Prior to joining the Bank, Mr O’Sullivan had been a partner of the national law firm Freehills since 1983. Whilst with Freehills, Mr O’Sullivan acted for the Bank in its acquisition of State Bank of Victoria and Colonial Group, as well as on the three stages of the Bank’s privatisation. He also led the legal team for the Commonwealth of Australia on Telstra 1, Telstra 2 and the sale of Sydney Airport, among other notable transactions. He holds a Bachelor of Arts and a Bachelor of Laws from the University of Sydney and a Master of Laws from London University. Age 50.

Grahame Petersen

Group Executive, Group Strategic Development

     Grahame Petersen was appointed Group Executive, Group Strategic Development in June 2004. This division is responsible for the Group’s strategic development and the implementation of the Which new Bank program.

     Mr Petersen has 24 years experience in the banking industry, commencing as a graduate with the Rural Bank of NSW in 1980 and subsequently working with the State Bank of NSW and Colonial Limited.

He has held senior management roles in business banking, corporate banking, business recovery, retail banking and funds management.

     His experience includes service and sales, marketing, product management and change management. Age 45.

Loans to Senior Management

     Loans are made to the Senior Management in the ordinary course of business of the Group and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

     The Bank believes that its loans to Senior Management do not involve more than normal risk of collectibility or present other unfavourable features.

Compensation

     The aggregate compensation paid by the Bank during Financial Year 2004 to all directors and senior executive officers as a group (23 persons) was $23.6 million.

     Australian executive officers are members of the Officers’ Superannuation Fund (OSF) or the former Colonial Group Staff Superannuation Scheme (CGSSS). The OSF and CGSSS provide both defined benefit and accumulation style superannuation benefits. The CGSSS ceased to operate on 3 October 2003 with the plan’s assets, liabilities, member contributions and benefit arrangements transferred to the OSF.

     Executive officers who joined the Group on or after 1 July 1993 are provided with accumulation style superannuation benefits except for those executive officers who joined the Group between 1 July 1993 and 30 June 1997 and who were members of the former CGSSS. The Group provides salary sacrifice superannuation benefits for selected employees, including executive officers. Salary sacrifice superannuation benefits accrued during Financial Year 2004 in respect of executive officers have been included in the above aggregate compensation.

     With the exception of contributions relating to salary sacrifice benefits the Group ceased contributions to the OSF from 8 July 1994. Further, the Group ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997.

Under Australian legislation for Financial Year 2004, the Group was required to provide minimum superannuation benefits for non-executive directors under age 70 equal to 9% of their cash remuneration. Benefits funded by the Group during Financial Year 2004 to meet this requirement amounted to $84,827.

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

     The Bank’s Constitution provides that the directors who are not also executive officers shall be paid an ordinary remuneration which may not in aggregate exceed the maximum aggregate amount fixed by the Bank in general meeting from time to time. At the annual general meeting of the Bank held in November 2004 the shareholders set a maximum amount of $3,000,000 per year, to be divisible among the non-executive directors as the directors may determine.

Currency of Presentation and Certain Definitions

     The Bank publishes its consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘$’ or ‘A$’ are to Australian dollars. This Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$ 0.6952 = $1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on 30 June 2004.

Shareholding Information (continued)

Exchange Rates

     For each of the Commonwealth Bank’s Financial Years, the high, low, average and year end Noon Buying Rates, see ‘Selected Financial and Operating Data’ on page 10.

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

Certain Definitions

     The Bank’s Financial Year ends on 30 June. As used throughout this Annual Report, the Financial Year ended 30 June 2004 is referred to as Financial Year 2004, and other Financial Years are referred to in a corresponding manner.

     ‘Financial Statements’ means the Group’s audited consolidated Statement of Financial Position as of 30 June 2003 and 2004 and consolidated statements of financial performance, cash flows and changes in shareholders’ equity for each of the three years in the period ended 30 June 2004, together with accompanying notes, which are included elsewhere in this Annual Report.

‘ACCC’ means Australian Competition and Consumer Commission.

‘APRA’ means the Australian Prudential Regulation Authority.

‘ASB Bank’ means the ASB Bank Limited, incorporated in New Zealand.

‘ASX’ means the Australian Stock Exchange Limited.

‘Australian GAAP’ means Australian generally accepted accounting principles.

‘Bank’, ‘CBA’ or ‘Company’ means the Commonwealth Bank of Australia (A.B.N. 48 123 123 124), a banking corporation incorporated in Australia.

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

Shareholding Information (continued)

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

     The Australia/United States double tax agreement (the ‘Treaty’) was entered into on 6 August 1982 and represents a convention between the Government of Australia and the Government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income. The agreement applies to residents of one or both of Australia and the United States of America. A Protocol amending the Treaty has been negotiated and ratified by both countries. The changes took effect progressively from 1 July 2003. Among other things, the Protocol reduces withholding taxes. For the purposes of this summary, references to the “Old Treaty” are references to the Treaty before the Protocol took effect, and references to the “New Treaty” are references to the Treaty as amended by the Protocol.

     Under Australia’s dividend imputation system dividends are ‘franked’ dividends to the extent that they are paid out of income on which Australian income tax has been paid. Where an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax credit that can be offset against the Australian income tax payable by the shareholder. Any excess credit is refundable. The amount of the credit is dependent upon the extent to which the dividend is franked. The extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked. Dividends paid to non-resident shareholders are exempt from dividend withholding tax to the extent the dividend is franked. Under the Old Treaty the unfranked portion of the dividend was subject to 15% dividend withholding tax. Under the New Treaty the unfranked portion of the dividend is still generally subject to 15% dividend withholding tax. However, under the New Treaty the withholding tax on the unfranked portion of dividends paid after 30 June 2003 by an Australian resident company to a beneficially entitled company resident in the US who has at least a 10% voting interest in the paying company is limited to 5%.

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

     Taxation of Dividends

     Under the United States federal income tax laws, if you are a US holder, the gross amount of any dividend paid by the Commonwealth Bank of Australia out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Ordinary Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Ordinary Shares or ADSs generally will be qualified dividend income.

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

Shareholding Information (continued)

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

     Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     Dividends will be income from sources outside the United States. Under the foreign tax credit rules, dividends paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, but dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

     Taxation of Capital Gains

     If you are a US Holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your Ordinary Shares or ADSs. The capital gain of a non-corporate U.S. Holder that is recognised before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Additional Information

Item 10 – Additional Information

Share Capital

Constitution

     The Company’s corporate organisation and conduct is governed by its Constitution (the Constitution), which was last amended on 5 November 2004.

1 Company Objects and Purposes

     The Company is registered as a public company limited by shares under the Australian Corporations Act 2001 (the Corporations Act) with Australian Business Number 48 123 123 124.

     The current Constitution was last amended by shareholders at the annual general meeting held on 5 November 2004. The Constitution does not specify the objects and purposes of the Company. Pursuant to section 124 of the Corporations Act, the Company has the legal capacity and powers of an individual person.

2 Directors Powers and Qualifications

(a)	Unless permitted by the Corporations Act, no director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a material personal interest (article 11.8(g)). Subject to the ASX Listing Rules, this prohibition does not apply if the directors pass a resolution stating they are satisfied that the interest should not disqualify the director from considering or voting on the matter (article 11.8(h)). If a quorum of directors is not available to consider such a resolution then, subject to the Corporations Act, the prohibition can be relaxed or suspended by an ordinary resolution passed in a general meeting (section 195(4)).

(b)	Subject to the ASX Listing Rules, the non-executive directors’ remuneration is paid by way of fees in such proportion and manner as the directors determine, provided that the aggregate remuneration paid to non-executive directors must not exceed the amount approved from time to time in a general meeting. The directors may approve payment of special remuneration where a director, other than the managing director or an executive director, performs extra services or makes any special exertions for any business or purposes of the Company. In addition, the directors may also be paid an allowance for travelling and other expenses properly incurred by them in attending and returning from meetings or otherwise in connection with the exercise of their powers and the discharge of their duties or the business of the Company (article 11.6).

(c)	The directors may, from time to time, at their discretion, exercise all the powers of the Company to borrow or raise money or charge any property or business of the Company and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person (article 12.1(b)). Subject to the Corporations Act, this article could be changed by a special resolution, that is, a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution (section 136).

(d)	The Constitution does not contain any age limit requirement for the retirement of directors. Similarly, the Corporations Act does not contain any such requirement. The policy of the board of directors of the Company is that a director cannot stand for re-election after attaining the age of 70.

(e)	A director does not need to own shares in the Company as a qualification for office (article 11.3(b)).

3 Rights, Preferences and Restrictions Attaching to Each Class of Shares

     The Company has two classes of shares – ordinary shares and preference shares.

(a)(i)	The rights attached to ordinary shares include the right to dividends in the event that the directors declare a dividend or determine that a dividend is payable, and fix the amount and the time for payment (article 16.1(a)). All dividends declared or payable but unclaimed may be invested by the directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys (article 16.5(f)).

(ii)	Subject to the Constitution, the ordinary shareholders have the right to vote in person, by representative, attorney or proxy in a general meeting. On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll, each shareholder has one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up on the shares has to the total issue price of the shares at the date the poll is taken. For the purpose of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and the date determined by the directors under regulation 7.11.37 of the Australian Corporations Regulations 2001. One third of current directors (other than the managing director) must retire at each annual general meeting and may be re-elected by ordinary resolution and in accordance with the Constitution (articles 11.1(c) and 11.2(b)).

(b)	The rights attached to the Company’s preference shares are referred to in a prospectus dated 26 February 2001 for the issue of 3.5 million preference shares at an issue price of AUD200 each, payable in full on application. Preference shareholders are entitled to a dividend to be paid in priority to dividends on ordinary shares. In certain limited circumstances, dividends may not be payable. The preference shares are perpetual and exchangeable into ordinary shares in certain circumstances. They are resettable on certain dates. The Company may not issue shares ranking in priority to these shares without prior approval of the holders of preference shares. There is no right to vote at general meetings except in limited circumstances specified in the terms and conditions as set out in the prospectus. The Trust Preferred Securities issued on 6 August 2003, as described on page 207, are exchangeable in certain circumstances for preference shares of the Company that will rank equally with the preference shares described above.

(c)	Dividends are only payable out of the profits of the Company (article 16.3, Corporations Act section 254T).

Additional Information

(d)	In the event of a winding up, ordinary shares rank equally in the division of any surplus. The preference shares rank in priority to ordinary shares for payment of dividends and for a return of capital on a winding up of the Company. If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may determine how the division is to be carried out between the members or different classes of members (article 20).

(e)	Shareholders cannot redeem ordinary shares. Preference shares may be redeemable by the Company in accordance with the terms of issue determined by the directors (article 3.2.6).

(f)	The directors may establish a sinking fund for the purpose of repurchasing, redeeming or beneficially acquiring preference shares having rights to non-cumulative dividends and, to the extent (if any) specified in the terms of issue, to additional dividends in connection with the conversion of a preference share into an ordinary share or to additional dividends in circumstances where a dividend contemplated by the terms of issue has not been paid in full on the preference shares (article 3.2.3 (d)).

(g)	The holders of fully paid ordinary shares have no further liability to the Company in respect of those shares. Subject to the terms of issue, the holders of partly paid shares are liable to the Company once a call is made for the payment of the unpaid amount (article 4.1).

(h)	There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

4 Alteration of rights of shareholders

     The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three — quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (article 2.4(a)).

5 Meetings

     The directors or any director to the extent permitted by the Corporations Act may whenever they think fit convene a general meeting (article 9.1(a)). The rights of members to requisition or to convene a general meeting of the Company are as set out in the Corporations Act (article 9.1(b)).

     Subject to the Constitution, the Corporations Act and the ASX Listing Rules, notices of general meetings convened by the directors may be given in a manner determined by the directors (article 17).

     At least 28 days’ notice must be given of a general meeting (section 249HA of the Corporations Act).

     Subject to the Constitution, all shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or proxy (who need not be a shareholder of the Company in their own right).

     A quorum for a general meeting is 5 voting members personally present (article 10.3).

     If a general meeting is convened upon the requisition of members and a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved. If the meeting is convened in any other way and a quorum is not present within half an hour, the meeting shall stand adjourned to such day as the directors determine and, if no determination is made, to the same day in the next week at the same time and place and if at the adjourned meeting a quorum is not present within half an hour from the time appointed, the voting members present shall constitute a quorum (article 10.4).

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

7 Takeover Limitations

     Not applicable.

8 Disclosure of Share Ownership

     The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to the Company. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who (together with their associates) acquire or cease to hold a substantial holding (5% or more of the total number of votes attached to voting shares) or change their substantial holding in the Company. The disclosure must be given to the Company and the ASX within the prescribed time

     The Company may at any time direct a member within 2 business days of receiving the direction to provide the Company with the name and address of every person

Additional Information

who has a relevant interest in any of the shares held by the member, including full details of that interest and of the circumstances that gave rise to that interest. On receiving particulars of a person holding an interest in any shares of the Company (other than as registered holder), the Company may direct that person to provide the Company with full details of that person’s interest and of the circumstances that gave rise to that interest (Corporations Act Part 6C.2).

9 Changes in Share Capital

     The Company may reduce its share capital (article 2.2) or buy back shares in accordance with the Australian Corporations Act.

Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorised, in the City of Sydney, Commonwealth of Australia.

COMMONWEALTH BANK OF AUSTRALIA (Registrant)

By	/s/	Michael Cameron

Name:		Michael Cameron

Title:		Chief Financial Officer

Date: 25 November 2004

Exhibits

Item 19 Index to Exhibits

1.	Constitution as amended as of 5 November 2004.

4.1	Employment Agreement between Commonwealth Bank of Australia and Stuart Ian Grimshaw, dated as of 1 February 2002[1].

4.2	Employment Agreement between Commonwealth Bank of Australia and Peter Leith Polson, dated as of 1 January 2002[2].

4.3	Employment Agreement between Commonwealth Bank of Australia and John O’Sullivan, dated as of 28 April 2003.

4.4	Employment Agreement between Commonwealth Bank of Australia and Grahame Petersen, dated as of 22 June 2004.

4.5	Employment Agreement between Commonwealth Bank of Australia and Hugh Harley, dated as of 13 September 1999, amended 2 October 2001.

4.6	Employment Agreement between Commonwealth Bank of Australia and Michael Cameron, dated as of 3 November 2002.

4.7 Equity Reward Plan Rules, Exercise and Vesting Conditions, Taxation Information Sheet – Options and Taxation Information Sheet – Shares3.

8.	List of controlled entities.

11.	Code of Ethics for Senior Financial Officers.

12	Chief Executive Officer and Chief Financial Officer certifications.

13	Chief Executive Officer and Chief Financial Officer certifications.

15.	Consent of Ernst & Young.

Copies of any instrument relating to long-term debt of the Commonwealth Bank of Australia that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total combined assets of the Commonwealth Bank of Australia will be furnished to the SEC upon request.

[1] Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-29152) filed on 18 October 2002.

[2] Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-29152) filed on 18 October 2002.

[3] Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-219152) filed on 18 October 2002.

International Representation

Australia	First State Investments (Hong Kong) Limited	Bao Minh CMG Life Insurance Co Ltd
Head Office	Level 6, Three Exchange Square	Level 3, Saigon Riverside Office Center
Commonwealth Bank of Australia	8 Connaught Place, Central	2A-4A Ton Duc Thang
48 Martin Place	Hong Kong	District 1, Ho Chi Minh City
Sydney NSW 1155	Telephone: (852) 2846 7555	Telephone: (84 4) 829 1919
Telephone: (612) 9378 2000	Facsimile: (852) 2868 4742/4783	Facsimile: (84 4) 829 3131
	Chief Executive Officer, First State International	General Director
New Zealand	T Waring	R Carkeet
ASB Bank Limited
Level 28, ASB Bank Centre	Indonesia	Americas
135 Albert Street, Auckland	PT Bank Commonwealth
Telephone: (649) 377 8930	Ground Flr, Wisma Metropolitan II	United States of America
Facsimile: (649) 358 3511	Jl. Jendral Sudirman Kav. 29-31	CBA Branch Office
Managing Director	Jakarta 12920	Level 17, 599 Lexington Avenue
H Burrett	Telephone: (6221) 5296 1222	New York NY 10022
	Facsimile: (6221) 5296 2293	Telephone: (1 212) 848 9200
Sovereign Group Limited	President Director	Facsimile: (1 212) 336 7725
33-45 Hurstmere Road	S Brewis-Weston	Head of North America, Global Institutional Banking
Takapuna, Auckland		Laurie C. Tuzo
Telephone: (649) 487 9000	PT Astra CMG Life
Facsimile: (649) 486 1913	11/F Sentra Mulia	Europe
Managing Director	Jl. H.R. Rasuna Said, Kav X-6 No 8
S Swanson	Jakarta 12940	United Kingdom
	Telephone: (6221) 250 0385	CBA Branch Office
Asia Pacific	Facsimile: (6221) 250 0389	Senator House
Fiji Islands	President Director	85 Queen Victoria Street
Colonial National Bank	G Coates	London EC4V 4HA
Colonial Life Limited		Telephone: (44 20) 7710 3999
3 Central Street, Suva	PT First State Investments Indonesia	Facsimile: (44 20) 7710 3939
Telephone: (679) 3214 400	29th Floor, Gedung Artha Graha	Regional General Manager Europe & North America
Facsimile: (679) 3303 448	Sudirman Central Business District	A de Torquat
Managing Director	Jl. Jend. Sudirman Kav. 52-53
M Walsh	Jakarta 12190	First State Investments (UK) Limited
	Tel: 62 21 515 0088	3rd Floor, 30 Cannon Street
China	Tel: 62 21 515 0033	London EC4M 6YQ
CBA Representative Office	Chief Executive Officer, First State International	Telephone: (44 20) 7332 6500
2909 China World Towers 1	T Waring	Facsimile: (44 20) 7332 6501
1 Jian Guo Men Wai Avenue		Chief Executive Officer, First State International
Beijing 100004	Japan	T Waring
Telephone: (86 10) 6505 5350	CBA Branch Office
Facsimile: (86 10) 6505 5354	8th Floor	First State Investments (UK) Limited
Chief Representative	Toranomon Waiko Building	23 St Andrew Square
Y T Au	5-12-1 Toranomon	Edinburgh EH2 1BB
	Minato-ku, Tokyo 105-0001	Telephone: (44 131) 473 2200
CBA Representative Office	Telephone: (813) 5400 7280	Facsimile: (44 131) 473 2222
Room 4007 Bund Center	Facsimile: (813) 5400 7288	Chief Executive Officer, First State International
222 Yan An Road East	General Manager	T Waring
Shanghai 200002	L Xia

Telephone: (86 21) 6335 1686 Facsimile: (86 21) 6335 1766	Singapore
Chief Representative	CBA Branch Office
Y T Au	3 Temasek Avenue
#20-01 Centennial Tower
China Life – CMG Asia Life Assurance Co Ltd	Singapore 039190
21st Floor	Telephone: (65) 6538 0008
China Insurance Building	Facsimile: (65) 6538 0800
166 Lujiazui Dong Road	Chief Executive Officer, First State International
Shanghai 200120	T Waring

Telephone: (86 21) 5882 5245 Facsimile: (86 21) 6887 5720	First State Investments (Singapore) Pte
General Manager	3 Temasek Avenue
C Lee	#20-01 Centennial Tower
Singapore 039190
Hong Kong	Telephone: (65) 6538 0008
15th Floor, Chater House	Facsimile: (65) 6538 0800
8 Connaught Place, Central	Chief Executive Officer, First State International
Hong Kong	T Waring

Telephone: (852) 2844 7500 Facsimile: (852) 2845 9194	Vietnam

Regional General Manager Asia	CBA Representative Office
SRJ Holden	Suite 202-203A
The Central Building
CMG Asia Regional Office	31 Hai Ba Trung, Hanoi
12th Floor CMG Asia Tower	Telephone: (84 4) 826 9899
The Gateway, 15 Canton Road	Facsimile: (84 4) 824 3961
Kowloon	Chief Representative
Tsimshatsui	SRJ Holden
Telephone: (852) 2861 4006 Facsimile: (852) 2520 1119 Regional Managing Director P Fancke