Form 20-F
period 2005-06-30
COMMONWEALTH BANK OF AUSTRALIA
filed 2005-12-15
CIK 8565

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-02419
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
None

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2005).
Commonwealth Bank of Australia Ordinary Shares: 1,280,276,172 fully paid shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                        No ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                 Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

This report includes the disclosure requirements for both Australia and the United States Securities and Exchange Commission (‘SEC’)
Commonwealth Bank of Australia
ABN 48 123 123 124

International Representation	240

Form 20-F Cross Reference Index
Form 20-F Cross Reference Index (for purpose of filing with US Securities and Exchange Commission)

		Page
Financial Information Definitions		5
Currency of Presentation Exchange Rates and Certain Definitions		13, 232
Part I
Item 1	Identity of Directors, Senior Management and Advisers (1)
Item 2	Offer Statistics and Expected Timetable (1)
Item 3	Key Information	13-17, 44-47, 94-95,
Item 4	Information on the Company	17-37, 58-62, 175-178, 185, 199-201, 240
Item 5	Operating and Financial Review and Prospects	6-10, 16-52
Item 6	Directors, Senior Management and Employees	10, 14, 39, 55-56, 60, 65- 69, 70-92, 163-168, 230-239
Item 7	Major Shareholders and Related Party Transactions	76-92, 231-232
Item 8	Financial Information	74, 96-224
Item 9	The Offer And Listing	229
Item 10	Additional Information	5, 235-237
Item 11	Quantitative and Qualitative Disclosures about Market Risk	188-198
Item 12	Description of Securities Other Than Equity Securities (1)
Part II
Item 13	Defaults, Dividends and Delinquencies (2)
Item 14	Material Modification to the Rights of Security Holders and use of Proceeds (3)
Item 15	Controls and Procedures	69
Item 16A	Audit Committee Financial Expert	67
Item 16B	Code of Ethics	67
Item 16C	Principal Accountant Fees and Services	57, 93, 185
Item 16D	Exemptions from the Listing Standards for Audit Committee (1)
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers (1)

Part III
Item 17	Financial Statements (4)
Item 18	Financial Statements	97-100, 208-224
Item 19	Exhibits	239
Signatures		238
Consolidated Statements of Income for years ended 30 June 2005, 2004 and 2003		97
Consolidated Balance Sheets as at 30 June 2004 and 2003		98
Consolidated Statements of Changes in Shareholders’ Equity for years ended 30 June 2005, 2004 and 2003		99
Consolidated Statements of Cash Flows for years ended 30 June 2005, 2004 and 2003		100
Notes to the Accounts		101-224
Report of Independent Auditors		225

(1)	Not required in this annual report.

(2)	Item 13 (A) and (B) None.

(3)	Item 14 (A) and (B) none, (C) not applicable and (D) no changes.

(4)	Not applicable as Item 18 complied with.
Special Note Regarding Forward-Looking Statements
     Certain statements under the captions ‘Operating and Financial Review and Prospects’, ‘Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments’, ‘Disclosures about Fair Value of Instruments’ and elsewhere in this Report constitute ‘forward-looking statements’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements including economic forecasts and assumptions and business and financial projections involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include demographic changes, changes in competitive conditions in Australia, New Zealand, Asia, the United States or United Kingdom, changes in the regulatory structure of the banking, life insurance and funds management industries in Australia, New Zealand or Asia, changes in political, social, credit and economic conditions in Australia or New Zealand, legislative proposals for reform of the banking, life insurance and funds management industries in Australia, and various other factors beyond the Group’s control. Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on such forward-looking statements.
     Details on significant risk factors applicable to the Group are detailed on pages 17.
Documents on Display
     Documents referred to in this report are available for inspection. Please contact the Company Secretary, Level 7, 48 Martin Place, Sydney NSW Australia 1155 for further information. In addition, the Group files reports and other information with the SEC. You can read and copy these reports and other information at the SEC Public Reference Room at 100 F Street, North East, Washington DC 20549 or at the SEC website at www.sec.gov through EDGAR. You can telephone the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

Financial Information Definitions
Financial Information Definitions
     In addition to discussing the Australian GAAP financial information in this annual report, certain “non-GAAP financial measures” (as defined in Regulation G under the US Securities and Exchange Commission (the “SEC”)) of the financial performance and results of the Group are included. These non-GAAP financial measures are not calculated in accordance with either Australian GAAP or US GAAP and are described below. This annual report contains reconciliations of these non-GAAP financial measures to our financial results prepared in accordance with Australian GAAP. In this annual report, the Bank presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with Australian GAAP, and on a “cash basis”. “Cash basis” is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value uplift/(reduction). “Cash basis” net profit after tax represents profit derived from business operating income and operating expenses after tax. The only items excluded from the net profit after tax are goodwill amortisation and appraisal value uplift/(reduction). The goodwill amortisation is an annual accounting charge to profit, with amortisation principally over a 20-year period. The appraisal value reduction or uplift is a movement in the value of the funds management and life insurance businesses which in part is driven by external economic factors and markets, such as world equity markets and interest rates. Management believes “cash basis” is a meaningful measure of the Bank’s performance and provides the basis for the determination of the Bank’s dividends. Also for the financial years ended 30 June 2005 and 30 June 2004, the Bank has added back the non-recurring ‘Which new Bank’ costs in considering the amount to be distributed as dividends to shareholders.
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
     “Operating Expenses — Initiatives including Which new Bank” refers to incremental expenses associated with these initiatives. The financial year 2003 numbers refer to the strategic initiatives as outlined in the Bank’s annual report for the year ended 30 June 2003. These incremental costs principally relate to restructuring expenses. “Operating expenses – Initiatives including Which new Bank” plus “Other operating expenses” is equal to the Australian GAAP measure “operating expenses”. Management believes it is meaningful to highlight these items in an analysis of the Bank’s results.
     The Bank presents an Adjusted Common Equity ratio (the “ACE ratio”). The ACE ratio is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating and is calculated in accordance with Standard & Poor’s methodology. The ACE ratio has been provided in response to an increased focus by equity analysts on this measure and to permit comparability by investors with other financial institutions. The ACE ratio is calculated in accordance with the Standard & Poor’s methodology. For the Group’s calculation of the ACE ratio refer to Note 31 to the financial statements.

Highlights
     (Except where otherwise stated, all figures relate to the Financial Year ended 30 June 2005 and comparatives for the profit and loss are to the Financial Year ended 30 June 2004 and 30 June 2003. ‘$’ and ‘A$’ refer to Australian dollars, while ‘US$’ refers to US dollars. Reference to ‘Group’ means all banking, insurance and funds management operations of the Commonwealth Bank Group. Reference to ‘Bank’ means the banking operations only of the Group.)
Financial Year 2005 vs Financial Year 2004
Financial Performance and Business Review
     The Group’s net profit after tax (“statutory basis”) increased by 55% to $3,991 million for the year ended 30 June 2005. This result includes an Appraisal Value uplift of $778 million ($201 million in 2004), reduction of Which new Bank expenses by $430 million after tax to $105 million after tax from $535 million after tax in 2004 and goodwill amortisation of $325 million (which is consistent with 2004).
     The increase in profit after tax reflected solid income growth and was assisted by good cost control, with:
-	Growth in lending assets of 15%, with market share growth across a range of products, while net interest margins declined slightly (8 basis points) over the year;

-	Growth in Funds under Administration of 12%, partially offset by a decline in the gross margin by two basis points;

-	Insurance revenues benefited from a 8% growth in inforce premiums, despite severe weather storms in February;

-	Expenses remained virtually flat for three halves, despite being impacted by higher spend on compliance projects and a stronger NZ dollar; and

-	The charge for bad and doubtful debts as a proportion of Risk Weighted Assets remained consistent with the previous year at 17 basis points.
     Net profit after tax (“cash basis”) increased by 31% to $3,538 million compared with $2,695 million in the prior year. Earnings per share (“cash basis”) was $2.68, an increase of 30%, which is at the upper end of the market guidance provided in February.
     Total Shareholder Return (TSR) over the two years ended 30 June 2005 was 50.5% (Source: Bloomberg). This is in excess of the 40.6% increase in the ASX Accumulation Financial Index over the same period.
Which new Bank
The Group has continued to meet or exceed its Which new Bank market commitments and critical project milestones. A comprehensive discussion of progress and outcomes is set out on pages 11 and 12.
Financial Condition
     The Group’s assets increased by $23 billion to $329 billion (2004: $306 billion) over the year.
     Total lending assets increased by $30 billion from $206 billion to $236 billion at 30 June 2005 reflecting growth across a range of lending products.
     The Group’s capital position remained strong throughout the year, sitting comfortably above the Group’s target minimum ratios and in compliance with the Group’s regulatory requirements. The Tier One capital ratio increased from 7.43% to 7.46% and the Total Capital ratio decreased from 10.25% to 9.75% during the year to 30 June 2005.
     During the year, the Group’s risk-weighted assets grew from $169 billion to $190 billion.
     The Group’s long term credit ratings remain unchanged.
     At 30 June 2005, the Group’s credit ratings were:

Credit Rating	Long-term	Short-term

Fitch Ratings	AA	F1+
Moody’s Investor Services	Aa3	P-1
Standard & Poor’s	AA-	A-1+
     (Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.)
     The following significant capital management initiatives were undertaken to actively manage the Group’s Tier One capital:
-	Issue of NZ$350 million (A$323 million) of Perpetual Preference Shares in December 2004;

-	Issue of $200 million of shares in March 2005 to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the interim dividend for the year ended 30 June 2005; and

-	In accordance with APRA guidelines, the estimated issue of $272 million of shares to satisfy the DRP in respect of the final dividend for the year ended 30 June 2005.
     As required by APRA, the Group’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Group’s Capital Ratios. The Group’s life and funds management companies held an estimated $580 million excess over regulatory capital requirements at 30 June 2005 in aggregate.
     The Group has an integrated risk management framework to identify, assess and manage risks in the business. The Group’s risk profile is measured by the difference between capital available to absorb loss and risk as assessed by target equity required. This risk framework is described more fully elsewhere in this report.
Dividends
     The total dividend for the year was another record at $1.97 per share, an increase of 14 cents or 8% on the prior year. The dividend payout ratio (“cash basis”) for the year was 73.9% consistent with the payout ratio in the prior year, after adjusting for the additional Which new Bank expenses in that year.
     The dividend payment for the second half of the year was $1.12 per share ($1.04 per share in the previous year). This dividend payment was fully franked and was paid on 23 September 2005 to owners of ordinary shares at the close of business on 19 August 2005 (“record date”).
     The Group issued $200 million of shares to satisfy shareholder participation in the DRP for the year ended 30 June 2005. It expects to issue around $272 million of shares in respect of the DRP for the final dividend for the year ended 30 June 2005.

Highlights (continued)
Financial Year 2004 vs Financial Year 2003
     The Group’s net profit after tax (“statutory basis”) for the year ended 30 June 2004 was $2,572 million, an increase of 28% on the result of $2,012 million for the year ended 30 June 2003. The result for the year ended 30 June 2004 included an appraisal value uplift of $201 million, compared with a reduction in the appraisal value of controlled entities of $245 million for year ended 30 June 2003. The appraisal value movement is discussed within the “Life Insurance Valuations” section.
     Factors contributing to the growth in operating performance for the year ended 30 June 2004 included:
▪	Continued strong home lending growth domestically and in New Zealand were the major contributors to the growth in lending asset balances for the year ended 30 June 2004, which increased 18% to $206 billion over the year ended 30 June 2003;

▪	Improved performance in Funds Management following positive investor sentiment in the market and higher assets under administration;

▪	Significantly stronger general and life Insurance results for the year ended 30 June 2004;

▪	A favourable credit environment, with very low levels of corporate and personal defaults for the year ended 30 June 2004;

▪	Initial benefits arising from the Which new Bank program, offset by

▪	Some margin compression, in line with the industry, with net interest margin down 14 basis points to 2.53% for the year ended 30 June 2004.
     In addition, buoyant domestic and global equity markets led to investment returns on shareholders’ funds in Funds Management and Insurance increasing to $152 million (after tax) for the year ended 30 June 2004 against $73 million in the prior year.
     The net profit after tax (“cash basis”) for the year ended 30 June 2004 was $2,695 million, an increase of 5% over the year ended 30 June 2003. This result was achieved after absorbing $535 million (after tax) of incremental expenses in relation to the Which new Bank program.

Highlights (continued)

	Full Year Ended
	30/06/05	30/06/04	30/06/03
	$M	$M	$M

Contributions to Profit (after income tax)
Banking	2,880	2,176	2,234
Funds Management	349	268	216
Insurance	309	251	129

Net Profit after Income Tax (“cash basis”)	3,538	2,695	2,579
Appraisal value uplift/(reduction)	778	201	(245)
Goodwill amortisation	(325)	(324)	(322)

Net Profit after Income Tax (“statutory basis”)	3,991	2,572	2,012

	Full Year Ended
	30/06/05	30/06/04		30/06/03
Shareholder Summary

Dividends per share — fully franked (cents)	197	183		154
Dividend cover — statutory (times)(1)	1.5	1.1		0.9
Dividend cover — cash (times) (2)	1.4	1.1		1.3
Earnings per share (cents)
Statutory — basic	303.1	196.9		157.4
Statutory — fully diluted	303.0	196.8		157.3
Cash basis — basic (3)	267.6	206.6		202.6
Cash basis — fully diluted (3)	267.5	206.5		202.5
Dividend payout ratio (%)
Statutory	65.2	93.5		97.7
Cash basis (4)	73.9	73.9	(5)	75.9
Weighted average number of shares — basic (number)	1,273	1,256		1,253
Weighted average number of shares — fully diluted (number)	1,274	1,257		1,254

(1)	Net profit attributable to members of the bank after preference share dividends divided by dividends on ordinary shares for the financial year.

(2)	Net profit attributable to members of the bank (“cash basis”) after preference share dividends divided by dividends on ordinary shares for the financial year.

(3)	Calculated by excluding appraisal value uplift and goodwill amortisation from earnings used to calculate Earnings per share — statutory and dividing the result by the weighted average number of shares.

(4)	Dividends paid on ordinary shares divided by earnings excluding appraisal value uplift and goodwill amortisation, net of dividends on preference shares.

(5)	Dividend payout ratio for June 2004 excludes the impact of Which new Bank expenses ($535 million after tax), as communicated at the commencement of the program.
Important Date for Shareholders
     15 February 2006       2005 Interim Results Announcement

Highlights (continued)

	Full Year Ended
	30/06/05	30/06/04	30/06/03
	$M	$M	$M

Net Profit after Income Tax (“statutory basis”)	3,991	2,572	2,012
Net Profit after Income Tax (“cash basis”)	3,538	2,695	2,579

Net interest income	5,966	5,410	5,026
Other banking income	2,915	2,846	2,627
Funds management income	1,261	1,158	1,115
Insurance income	747	678	598

Total Operating Income	10,889	10,092	9,366
Shareholder investment returns	237	196	91
Policyholder tax benefit/(expense)	228	203	(58)

Total Income	11,354	10,491	9,399

Initiatives including Which new Bank (1)	150	749	239
Other operating expenses	5,697	5,500	5,312

Total Operating Expenses	5,847	6,249	5,551

Charge for bad and doubtful debts	322	276	305

Net Profit Before Income Tax	5,185	3,966	3,543
Policyholder tax expense/(benefits)	228	203	(58)
Corporate tax expense	1,409	1,059	1,016
Outside equity interests	10	9	6

Net Profit after Income Tax (“cash basis”)	3,538	2,695	2,579
Appraisal value uplift/(reduction)	778	201	(245)
Goodwill amortisation	(325)	(324)	(322)

Net Profit after Income Tax (“statutory basis”)	3,991	2,572	2,012

(1)	Results for the Financial Years 2005 and 2004 reflect the Which new Bank program, while results for the Financial Year 2003 includes strategic initiatives undertaken.

	Full Year Ended
	30/06/05	30/06/04	30/06/03
Key Performance Indicators	$M	$M	$M

Banking
Net interest margin (%)	2.45	2.53	2.67
Average interest earning assets	243,948	214,187	188,270
Average interest bearing liabilities	225,592	197,532	174,737

Funds Management
Funds under administration	123,064	109,883	98,566

Insurance
Inforce premiums	1,265	1,167	1,076

Capital Adequacy
Tier 1 (%)	7.46	7.43	6.96
Total (%)	9.75	10.25	9.73
Adjusted common equity (1)	4.91	4.75	—

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Group’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology. As the Bank did not disclose this ratio for the Financial Year 2003, no comparative is published for that year.
Capital Management
     The Group believes that it maintains a strong capital position. This is recognised in its credit ratings which again remained unchanged during the year.

Credit Ratings	Long Term	Short Term	Affirmed

Fitch Ratings	AA	F1+	Jun 05
Moody’s Investor Services	Aa3	P-1	Jun 05
Standards & Poor’s	AA-	A-1+	Jun 05
     Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.
     Additional information regarding the Group’s capital management initiatives are disclosed in Note 31 to the Financial Statements.

Highlights (continued)

	30/06/05	30/06/04		30/06/03
Balance Sheet Summary	$M	$M		$M

Total assets	329,035	305,995		265,110
Total liabilities	302,975	281,110		242,958

Shareholders’ equity	26,060	24,885		22,152

Assets held and Funds under administration
On Balance Sheet
Banking assets	292,026	269,066	(1)	229,289	(2)
Insurance Funds under administration	22,959	22,952		22,144
Other insurance and internal funds management assets	14,050	13,977	(1)	13,677	(2)

	329,035	305,995		265,110

Off Balance Sheet
Funds under administration	100,105	86,931		76,422

	429,140	392,926		341,532

(1)	Comparatives for 30 June 2004 have been restated to reflect a restructure and subsequent realignment in business segments.

(2)	The comparatives for the Financial Year 2003 have not been restated.

	Full Year Ended
	30/06/05	30/06/04	30/06/03
Productivity and Efficiency(1)			$M

Banking
Expense to income (%)	50.2	59.2	54.7
Funds Management
Expense to average funds under administration (%)(2)	0.73	0.80	0.87
Insurance
Expense to average inforce premiums (%)(2)	45.5	47.3	50.4

Total operating income per FTE ($)	308,357	278,047	261,292

Full time staff equivalent (FTE’s) — Australia	27,201	28,814	29,608
Full time staff equivalent (FTE’s) — International	7,322	7,060	6,237
Full time staff equivalent (FTE’s) — total excluding Which new Bank	34,523	35,874	35,845
Full time staff equivalent (FTE’s) — Which new Bank(3)	790	422	—
Full time staff equivalent (FTE’s)	35,313	36,296	35,845

(1)	Productivity changes shown as an annualised percentage change.

(2)	Ratios for Financial Year 2003 have not been restated for the segment definition changes in Financial Year 2004. The effect of restatement is not material.

(3)	Full time staff equivalents working on the Which new Bank program

Which new Bank Summary
Background
     In September 2003, the Bank launched its Which new Bank customer service vision “To excel in customer service”. The service transformation consists of three themes; excellent customer service through engaged people supported by simple processes.
     The Bank estimated a spend of $1,480 million over the three years to 2006. This included $600 million of normal project spend, and an additional $620 million in areas such as systems and process simplification, technology and staff training and $260 million invested in the branch network.
     At the time of the launch of Which new Bank the Bank provided the following financial guidance:
-	An increase in cash EPS exceeding 10% compound average growth rate (CAGR) over the three years, which has subsequently been revised upwards to exceed 12% CAGR;

-	Achieving a 4-6% annual productivity improvement;

-	Regaining profitable market share in key business lines; and

-	Increasing dividends each year.
Progress in 2005
     The Bank continues to make significant progress on its market commitments, with net benefits in 2005 totalling an estimated $724 million as described in the following table. Market shares in key business lines have improved (home loans, personal lending, funds management) or are showing signs of turn-around (business lending, deposits). Efficiency gains are being recorded in each segment. Dividends have continued to increase throughout the program.
Progress within the major initiatives include the following:
-	“CommLeader”, the Bank’s leadership program which provides a common understanding of our approach to leadership and desired behaviours that underpin the cultural change, has been completed by 300 senior leaders;

-	Service and sales training for 27,000 staff members has been completed, thereby equipping staff and managers to provide higher quality needs analysis and improved service to our customers;

-	“CommWay”, initiatives have achieved turnaround time improvement across many of the Bank’s processes. In addition, a significant improvement in response times for home loans and personal loans has been achieved with end-to-end systems and process redesign.

-	“CommSee”, the new customer management platform, provides our customer service staff with ready access to imaged client documents and authorities, is making it easier to view customer information. More than half of the Bank’s branches now have CommSee operating and we are averaging over 90,000 referrals per month and maintaining a conversion rate of around 30%. Although CommSee is still being implemented across the country, the Bank believes that the momentum gained during the second half of the year will position the Bank well to benefit fully from this customer service initiative;

-	A further 127 branches have been refurbished this year, bringing the number of branches modernised to help our people provide faster, more efficient service, to 252;

-	The new NetBank platform was introduced in April 2005 providing enhanced functionality and greater flexibility for our 2 million on line customers;

-	A redesign of Support Functions has led to the implementation of new business models, achieving simplification and efficiency gains and improving customer service as reflected in the internal customer service survey results; and

-	The Wealth Management team achieved its June 2005 goal of reducing the number of product systems to seven. This brings the number of systems decommissioned to 10, since the beginning of Which new Bank.
Key metrics
Customer service
     Product sales per retail staff member for the June 2005 quarter are 25% higher than at the commencement of Which new Bank in September 2003.
     The Bank estimates customer queue times across branches have improved with 85% of branches now serving customers, on average, within two minutes, compared with 41% at the start of the program.
Engaged People
     The annual employee workplace (Gallup) survey, measuring employee engagement, showed the Bank increased its percentile rating from 74th in May 2003 to 77th in May 2005. This is against our target of exceeding the global best practice mark at the 75th percentile.
     The Bank’s recently introduced internal customer service survey, which surveys our support and operations staff for quality of service provided, has risen for the third successive quarter. The latest result show 88% of internal customers agree that they receive excellent service.
     The staff engagement survey reaffirmed progress with results improving in the last six months. This includes staff having a clear understanding of the customer service vision, where the Bank is headed and that we have an environment where ideas and knowledge are more freely shared.
Simple processes
     CommWay, the Bank’s approach to continuous improvement, has completed 41 projects averaging a 49% improvement in turnaround times as well as achieving efficiency gains. Projects were completed across all major operations and support areas. In addition, the Bank believes that the program has built competencies across the Bank, with over 450 business people skilled in applying the tools and methodologies as part of their everyday role.
     The Bank believes that customers are being provided with quicker credit decisions for home loans and personal loans. The proportion of conditional approvals able to be provided on-the-spot has increased to 71% for home loans in branches, and 45% for personal loans, compared with 47% and 0% respectively at the start of the program. The Bank believes that this will continue to rise as additional initiatives are fully implemented.
Focus for 2006
     The Bank continues to make significant progress in its customer service transformation and remains confident that, with the momentum gained so far, it will meet all the Which new Bank market commitments.
     The 2006 financial year will see the completion of all major Which new Bank projects including the deployment of CommSee across Australia. We expect customer service to continue to improve as our people further embrace the service and sales culture, our customer service staff are provided with better tools to serve customers and turnaround times continue to reduce.

Which new Bank Summary (continued)

	Full Year Ended
	30/06/05	30/06/04
Which New Bank (WnB)	$M	$M

Gross spend	601	634
Change in provision for future costs	(97)	208
Investments capitalised	(154)	(112)

Net Which new Bank expenses	350	730

Less: Assumed normal project spend	(200)	(200)
Expensing of previously capitalised software	—	219

Incremental WnB expenses — before tax	150	749

Incremental WnB expenses — after tax	105	535

Which new Bank expenses to date	1,235	634

	Full Year Ended
	30/06/05	30/06/04
Incremental WnB expense by Segment	$M	$M

Banking	112	698
Funds Management	36	37
Insurance	2	14

Incremental WnB expenses — before tax	150	749

	Full Year Ended
	30/06/05	30/06/04
Which new Bank benefits — total	$M	$M

Gross benefits — estimated revenue	340	152
Less: Additional operating expenses	(67)	(60)

Net benefits — Revenue	273	92
Gross benefits — Expenses	451	145

Net benefits pre tax	724	237

Target communicated to market	620	200

The impact on current full year expenses is the net of $451 million estimated cost benefits, less the impact of additional operating expenses of $67 million, totalling $384 million. The ratio of estimated net benefits is: revenue 38% : expenses 62% (2004 was 39% and 61% respectively).

	Full Year Ended
	30/06/05	30/06/04
Investment capitalised under WnB	$M	$M

Branch Refurbishment	58	74
IT systems	96	38

Total amount capitalised	154	112

The balance of capitalised IT systems at 30 June 2005 was $182 million.

Financial Review

Year ended 30 June
2005	2005	2004	2003	2002	2001
(A$ millions, except where indicated)
Selected Consolidated Income Statement Data	US$M	(3)

Australian GAAP
Interest income	12,337	16,194	13,287	11,528	10,455	11,900
Interest expense	(7,792)	(10,228)	(7,877)	(6,502)	(5,745)	(7,426)
Net Interest income	4,545	5,966	5,410	5,026	4,710	4,474
Charge for bad and doubtful debts	(245)	(322)	(276)	(305)	(449)	(385)
Non interest income	4,697	6,166	5,282	4,373	4,835	4,824
Operating expenses (incl. Goodwill)	(4,702)	(6,172)	(6,573)	(5,873)	(5,524)	(5,508)
Appraisal value reduction (1)	—	—	—	(245)	—	—
Operating profit before income tax and abnormal items	4,295	5,638	3,843	2,976	3,572	3,405
Income tax expense attributable to operating profit before abnormal items	(1,247)	(1,637)	(1,262)	(958)	(916)	(993)
Operating profit after income tax	3,048	4,001	2,581	2,018	2,656	2,412
Outside equity interest	(8)	(10)	(9)	(6)	(1)	(14)
Net income	3,040	3,991	2,572	2,012	2,655	2,398

Dividends declared ($)	1,092	1,434	1,315	1,066	1,913	1,720
Weighted average number of shares (basic)	970	m	1,273	m	1,256	m	1,253	m	1,250	m	1,260	m
Earnings per share, basic before abnormal items (cents)	231	303.1	196.9	157.4	209.6	189.6
Earnings per share, basic after abnormal items (cents)	231	303.1	196.9	157.4	209.6	189.6
Earnings per share, fully diluted before abnormal items (cents)	231	303.0	196.8	157.3	209.3	189.3
Earnings per share, fully diluted after abnormal items (cents)	231	303.0	196.8	157.3	209.3	189.3
Dividends per share (cents)	150	197	183	154	150	136
Dividends payout ratio (%) (2)	50	65.2	93.5	97.7	71.7	71.2

Adjusted for US GAAP
Operating profit after income tax	2,715	3,564	2,043	3,000	1,682	1,586
Earnings per share after abnormal items (cents) — basic	205.2	269.3	158.3	235.7	131.5	125.2
Earnings per share after abnormal items (cents) — diluted	205.1	269.2	158.2	235.6	131.3	125.0

(1)	Appraisal value adjustment relating to life insurance business for Financial Year 2003 was a reduction and has been disclosed as an expense. For Financial Year 2005 ($778 million), 2004 ($201 million), 2002 ($477 million) and 2001 ($474 million), appraisal value adjustments were uplifts have been included in non interest income.

(2)	Dividends per share divided by earnings per share.

(3)	US$ translated from A$ at 30 June 2005 (see table below for rate).

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

	Year Ended 30 June
	2005	2004	2003	2002	2001
	(expressed in US dollars per $1.00)
Period End	0.7618	0.6952	0.6713	0.5628	0.5100
Average Rate	0.7534	0.7142	0.5847	0.5236	0.5372
The Noon Buying Rate on 13 December 2005 was US$0.7545 = $1.00.

	November	October	September	August	July	June
		(expressed in US dollars per $1.00)
High	0.7451	0.7630	0.7731	0.7739	0.7661	0.7792
Low	0.7267	0.7468	0.7537	0.7469	0.7403	0.7498

Financial Review (continued)

	Year ended 30 June
	2005	2005	2004	2003	2002	2001
	(A$ millions, except where indicated)
Consolidated Balance Sheet Data	US$M(5)
(at year end)
Australian GAAP
Assets
Cash and liquid assets	4,354	5,715	6,453	5,575	6,044	3,709
Receivables due from other financial institutions	4,727	6,205	8,369	7,066	7,728	4,622
Trading securities	11,144	14,628	14,896	10,435	8,389	6,909
Investment securities	7,825	10,272	11,447	11,036	10,766	9,705
Loans, advances and other receivables	165,704	217,516	189,391	160,347	147,074	136,059
Bank acceptances of customers	12,788	16,786	15,019	13,197	12,517	12,075
Insurance investment assets	21,206	27,837	28,942	27,835	30,109	31,213
Deposits with regulatory authorities	34	45	38	23	89	61
Property, plant and equipment	1,024	1,344	1,204	821	862	919
Investments in associates	40	52	239	287	313	400
Intangible Assets	3,347	4,394	4,705	5,029	5,391	5,716
Other assets	18,466	24,241	25,292	23,459	20,366	19,023

Total Assets	250,659	329,035	305,995	265,110	249,648	230,411

Liabilities
Deposits and other public borrowings	128,004	168,029	163,177	140,974	132,800	117,355
Payable due to other financial institutions	6,112	8,023	6,641	7,538	7,864	6,903
Bank acceptances	12,788	16,786	15,019	13,197	12,517	12,075
Provision for dividend	11	14	14	12	1,040	779
Income tax liability	1,181	1,550	811	876	1,276	1,355
Other provisions	671	881	997	819	834	1,007
Insurance policy liabilities	18,812	24,694	24,638	23,861	25,917	27,029
Debt issues	44,657	58,621	44,042	30,629	23,575	24,484
Bills payable and other liabilities	13,778	18,086	19,140	19,027	17,342	13,872

	226,014	296,684	274,479	236,933	223,165	204,859

Loan capital (1)	4,792	6,291	6,631	6,025	5,427	5,704

Total liabilities and loan capital	230,806	302,975	281,110	242,958	228,592	210,563

Net Assets	19,853	26,060	24,885	22,152	21,056	19,848

Total Shareholders’ Equity (2)	19,853	26,060	24,885	22,152	21,056	19,848

Preference share capital	523	687	687	687	687	687
Other equity instruments	1,198	1,573	737	—	—	—

Total Shareholders’ Equity excluding hybrid financial instruments	18,131	23,800	23,461	21,465	20,369	19,161

Adjusted for US GAAP
Total Assets	249,442	327,438	303,437	264,387	247,563	235,401
Shareholders’ equity (3)	14,391	18,891	17,504	17,291	16,299	16,236

Consolidated Operating Data (number) (at year end)
Full time staff equivalent (4)		35,313	36,296 35,845	35,845	37,245	37,460
Branches/service centres (Australia)		1,006	1,012	1,014	1,020	1,161
Agencies (Australia)		3,864	3,866	3,893	3,936	3,927

(1)	Represents interest bearing liabilities qualifying as regulatory capital.

(2)	Including minority interests (see Note 30 to the financial statements for details).

(3)	Exclusive of minority interests.

(4)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.

(5)	US$ translated from A$ at 30 June 2005 (see table on page 13 for rates).

Financial Review (continued)

	Year ended 30 June
	2005	2005	2004	2003	2002	2001
	(A$ millions, except where indicated)
Consolidated Ratios and Operating Data	US$M(6)
Australian GAAP
Profitability
Net Interest Margin (%) (1)		2.45	2.53	2.67	2.76	2.78
Interest Spread (%) (2)		2.11	2.22	2.40	2.47	2.32
Return on average shareholders’ equity (%) (3)		15.67	13.00	10.73	14.67	13.50
Return on average total assets (%) (3)		1.26	0.90	0.78	1.11	1.07

Productivity
Total operating income per full time (equivalent) employee ($)	234,906	308,357	278,047	262,212	262,856	252,400

Staff expense/total operating income (%) (4)		23.3	24.3	26.1	26.4	26.7
Total operating expenses excluding goodwill amortisation/total operating income (%) (4)		51.5	59.6	59.1	57.4	58.6
Ratio of earnings to fixed charges		1.4	1.3	1.3	1.6	1.5

Capital Adequacy (at year end)
Risk weighted assets	144,406	189,559	169,321	146,808	141,049	138,383
Tier 1 capital	10,773	14,141	12,588	10,213	9,561	9,015
Tier 2 capital	4,637	6,087	6,658	6,177	6,040	5,784
Total capital (5)	14,077	18,479	17,355	14,276	13,820	12,680
Tier 1 capital/risk weighted assets (%)		7.46	7.43	6.96	6.78	6.51
Tier 2 capital/risk weighted assets (%)		3.21	3.93	4.21	4.28	4.18
Total capital/risk weighted assets (%)		9.75	10.25	9.73	9.80	9.16
Average shareholders’ equity/average total assets (%)		8.03	8.24	8.39	8.51	8.06

Adjusted for US GAAP
Net income as a percentage of year end:
Total assets		1.09	0.67	1.13	0.68	0.67
Shareholders’ equity		18.86	11.67	17.35	10.32	9.77
Dividends as a percentage of net income		40.24	64.37	35.52	116.36	92.21
Shareholders’ equity as a percentage of total assets		5.77	5.77	6.54	6.58	6.89

Ratio of earnings to fixed charges		1.3	1.2	1.4	1.4	1.4

(1)	Net interest income divided by average interest earning assets for the year.

(2)	Difference between the average interest rate earned and the average interest rate paid on funds.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity and average total assets respectively.

(4)	Total operating income represents net interest income before deducting charges for bad and doubtful debts plus non interest income.

(5)	Represents Tier 1 capital and Tier 2 capital less deductions under statutory guidelines imposed by the Reserve Bank of Australia. Refer note 31 of the financial statements for further details.

(6)	US$ translated from A$ at 30 June 2005 (see table on page 13 for rates).

\

Financial Review (continued)

	Year ended 30 June
	2005	2005	2004	2003	2002	2001
	(A$ millions, except where indicated)
Consolidated Ratios and Operating Data	US$M(7)
Australian GAAP
Asset Quality Data (1)
Non accrual loans (2)	301	395	363	665	943	647
Total impaired assets (3)	286	376	340	639	884	649
Specific provisions for impairment (4)	120	157	143	205	270	234
General provisions for impairment	1,059	1,390	1,393	1,325	1,356	1,399
Net impaired assets (net of interest reserved)	167	219	197	434	614	415
Total provisions for impairment/average credit risk (%) (5)		0.5	0.6	0.7	0.8	0.8
Charge for bad and doubtful debts/average credit risk (%) (5)		0.1	0.1	0.1	0.2	0.2
Gross impaired assets/credit risk(%) (6)		0.1	0.1	0.3	0.4	0.3
Net impaired assets/total shareholders’ equity (%)		0.8	0.8	2.0	2.9	2.1
General provision for impairment/risk weighted assets (%)		0.7	0.8	0.9	1.0	1.0

(1)	All impaired asset balances and ratios are net of interest reserved.

(2)	Non accrual facilities comprise any credit risk exposure where a specific provision for impairment has been raised, or is maintained on a cash basis because of significant deterioration in the financial position of the borrower, or where loss of principal or interest is anticipated.

(3)	Total impaired assets comprise non accrual loans, restructured loans, Other Real Estate Owned (OREO) assets and Other Assets Acquired Through Security Enforcement (OAATSE).

(4)	Specific provisions for impairment include provisions raised against off balance sheet credit risk.

(5)	Average credit risk is based on gross credit risk less unearned income. Averages are based on current and previous year end balances.

(6)	Gross credit risk less unearned income.

(7)	US$ translated from A$ at 30 June 2005 (see table on page 13 for rates).
Summary Cash Flow Data
Further details of the Bank’s cash flow are on pages 100 and 204-205.

	Full Year Ended
	2005	2005	2004	2003
Summary Cash Flow	US$M	$M	$M	$M
Net Cash provided by/(used in) operating activities	3,328	4,369	(2,371)	(2,125)
Net Cash (used in) investing activities	(18,237)	(23,940)	(31,094)	(11,634)
Net Cash provided by Financing Activities	13,453	17,660	34,883	12,689

Net (decrease)/increase in cash and cash equivalents	(1,456)	(1,911)	1,418	(1,070)
Cash and Cash Equivalents at beginning of period	2,168	2,846	1,428	2,498

Cash and Cash Equivalents at end of period	712	935	2,846	1,428

Financial Review (continued)
Segment Performance
     Performance summaries for the major segments of the Group (Banking, Funds Management and Insurance) for Financial Years 2003, 2004 and 2005 are detailed in Note 33 to the Financial Statements.
Risk Factors
     This section describes the principal risk factors that could materially affect the Group’s businesses, its revenues, operating income, net income, net assets, liquidity and capital resources. The factors below should be considered in connection with the special note regarding forward-looking statements on page 4 and the Integrated Risk Management section as detailed on pages 44 to 47. The Integrated Risk Management section provides details on how the Group manages its risks in respect of credit, market, operational, life insurance, and derivatives exposures.
A downturn in the Australian and New Zealand economies could adversely impact our results
     As a financial group whose core businesses are banking, insurance and funds management, the performance of the Group is dependent on the state of the Australian and New Zealand economies, customer confidence and prevailing market rates. The results of the Group in recent years have benefited from historically high rates of growth of the Australian and New Zealand economies, low unemployment and historically low rates of inflation. We can give no assurances as to the likely future states of the Australian and New Zealand economies, which can be influenced by many factors outside of our control.
     A material downturn in the Australian and New Zealand economies could adversely impact future results and could potentially result in an increase in the amount overdue on individual loans. Recessive economic cycles also have a negative influence on liquidity levels, credit defaults of corporations and other borrowers and return on assets. Our banking business is affected by market conditions in that there may be less demand for loan products or certain customers may face difficulty in meeting their obligations. In particular, a significant decrease in the Australian and New Zealand housing market or property valuations could adversely affect our home mortgage portfolio. Furthermore, weaknesses in global securities markets could result in a decline in our revenues from our funds management and insurance business.
We are subject to extensive regulation, which could impact our results
     The Group’s banking, funds management and insurance activities are subject to extensive regulation, mainly relating to liquidity levels, solvency, provisioning, and insurance policy terms and conditions. Our business and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian government.
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
     In June 2004, the Basel Committee on Banking Supervision (“Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. Further details on Basel II are contained in Capital Adequacy — Regulatory Changes on page 169 to 172 of this report.
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
Liquidity and funding risks, operational risk and life insurance risk could adversely impact our results
     The Group is subject to liquidity and funding risks, operational risk and life insurance risks. These risks are described in detail under ‘Integrated Risk Management’ commencing on page 44.
We face intense competition, which could adversely impact our results
     The Group faces intense competition in all of its principal areas of operation and geographical markets, principally in Australia and New Zealand. Competition in the banking and funds management markets has, however, had the most significant effect on the Group’s results and operations. Further details on the competition faced by the Group are detailed in ‘Competition’ on pages 59 and 60 of this report.

Banking analysis
Financial Performance and Business Review
Financial Performance
     For Financial Year 2005 net profit after tax (“statutory basis”) for the banking business increased by $703 million or 38% to $2,577 million. The performance during the year was underpinned by:
–	Strong volume growth in home lending, up 15% to $140 billion and personal lending, up 19% to $16 billion;

–	Relatively stable net interest margin since June 2004 to bring the full year average net interest margin (“NIM”) to 2.45%, eight basis points below the average for the prior year;

–	Continued market share growth in the key retail lending products;

–	Good cost control, with relatively flat costs, and

–	Bad debt expense as a proportion of Risk Weighted Assets remaining at 17 basis points.
     This result was partially offset by lower growth in business lending and deposits.
     For Financial Year 2004, net profit after tax (“statutory basis”) declined $60 million or 3% to $1,874 million, mainly due to Which new Bank initiatives costs of $698 million before tax (Financial Year 2003: $201 million) and $499 million after tax (Financial Year 2003: $142 million). Excluding this, the banking operations posted a strong result of $2,373 million for the year. This result was driven by strong growth in home loan and other personal lending, an improved credit environment and increased volumes. The result was partially offset by the contraction in NIM of 14 basis points due to increased competition in the Australian Market.
Australian Retail
     During Financial Year 2005 the Australian retail banking operations performed strongly.
     The Bank was able to further improve its market share position in home lending, credit cards and other personal lending through a combination of competitive products, effective marketing and good customer service. Margins increased in all products except home loans, where there was a minor contraction, reflecting growth in third party volumes.
     Credit quality remained sound. A decision was taken to increase the risk profile on personal lending unsecured credit, which had a positive impact on lending volume and revenue growth, but with some increase in the bad debt expense.
     There has been some loss of retail deposit market share in the high interest rate segment as competitors have aggressively priced in an effort to gain market share. The Bank’s strategy remains focused on delivering segmented product offers as the basis for maintaining profitable market share. In June, the Bank introduced its new NetBank Saver account designed to meet the needs of customers in this market segment.
     The Bank introduced changes to its mortgage broker business model during the year with a progressive implementation from April 2005. Results to date have been in line with expectations, including a reduction of 5% in the proportion of introductory rate or “honeymoon” business. Separately, development continues on the Bank’s new commission-only proprietary home loan channel “Innovators” (launched late 2004), with early results encouraging. The new channel is designed to acquire new home loan customers from external sources, and to complement our existing branch, mobile and broker channels.
     During Financial Year 2004, the strong performance of the retail banking operations was driven by continued growth in the residential housing market, improved growth in other personal lending and solid deposit growth. Performance highlights for the year to June included:
▪	Home lending growth of 20%, underpinned by record sales volumes in both proprietary and broker channels.

▪	Strong performance in other personal lending, assisted by enhancements to the Personal Loan product and the launch of a new “Platinum” credit card in March 2004.

▪	Improved arrears levels across the retail lending portfolios, notwithstanding strong volume growth.

▪	Strong gains in underlying productivity levels, supported by efficiency improvements in operations processing areas and branch operations.

▪	Continued growth in online channels, with the Bank’s NetBank service recognised during the year as the number one Internet Banking site in Australia (source: Australian NetGuide magazine May 2004).
Premium, Business, Corporate & Institutional
     Premium Business Services provides financial services to a broad client base that incorporates the institutional, corporate and business segments as well as the Bank’s high-net worth personal clients.
     For Financial Year 2005 the working capital services business had a strong year with continued market share growth and good earnings momentum. The global markets trading business was limited by the low volatility in the Australian dollar and in particular Australian interest rates, leading to some decline in domestic customer activity. The lending business saw intense competition, especially for larger credit.
     While business lending market share reduced slightly, the Bank’s pricing and credit discipline led to further improvements in credit quality.
     The Bank’s relationship-based service approach has been successful for a broad range of investment products including primary offerings of equities and debt.
     Other performance highlights include:
–	Lead roles in a number of new financings, including a $1 billion bond issue for Goldman Sachs and a $1.9 billion Syndicated Standby Revolving and Term Loan Facility for Qantas Airways Ltd. This was the largest Australian dollar syndicated debt raising by an Australian corporate in the market last year; and

–	The acquisition of AOT Australia, which the Bank believes will further leverage CommSec’s scale into the institutional market. CommSec continues to be the most active broker by number of transactions on the ASX and has the busiest single purpose website in Australia.
     The strong domestic economy and strict credit discipline have led to continued good credit quality in Financial Year 2004. The market has been characterised by a drive to gain market share via aggressive pricing and competitive terms and conditions. Within this competitive environment we have increased market share in some segments whilst maintaining share for the others. Major achievements during the Financial Year 2004 were:
▪	Growing market share in the business lending market (source: RBA) with strong performance in the institutional and corporate segments with market share increasing to 13.8%.

▪	Gained traction in the Transaction Banking segments through some major client wins. Market share in both the top 500 and commercial segments continued to increase (source: East & Partners) with market shares increasing by 28 basis points to 20.9% and 17 basis points to 24.4% respectively.

▪	Strong growth in Asset Finance market share (source: Australian Equipment Lessors Association) with market share increasing by 19 basis points to 16.0%.

▪	Acted as joint advisor on the acquisition of the Loy Yang A power station. This was a landmark transaction in the energy sector and is the largest secondary market trade sale in the Australian infrastructure sector.

Banking Analysis (continued)
Asia Pacific
     Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji, and Indonesia. ASB Bank in New Zealand represents the majority of the Asia Pacific Banking business.
     The New Zealand banking sector has continued to remain buoyant, with some evidence of a slowdown in the home loan market. The impact of the cash rate increases continues to be negative across the market and competition remains intense.
     ASB Bank has strengthened its position, further increasing its market share in home lending throughout the year. ASB continued to fund a major portion of its operations from personal and business savings and investments, and total deposits at year end stood at New Zealand $32.0 billion, up 21%. Personal banking funding was up 12%, business funding up 21% and rural funding up 39%.
     During the Financial Year 2005 ASB Bank’s performance highlights were:
▪	Increased after tax operating profit by 21%

▪	ASB increased its total advances during the year by 21% to stand at New Zealand $35.0 billion by year end and total assets at year end were up 17%.

▪	Net interest earnings was up 14% and other income up 8%,

▪	Operating expense increased 5%; however, ASB’s operating expense ratio to total operating income improved to 44.81% from 47.65%.

▪	Interest rate margin declined 10 basis points as a result of increased competition.

▪	Intense competition in the mortgage market during the year, resulted in increased lending volumes and market share partially offset by the contraction in net interest margin described above. It also accelerated the move by borrowers from floating mortgage rates to fixed rate lending, particularly two-year term.
     ASB Bank was recognised for the third consecutive year as the “Bank of the Year” for New Zealand (Source: Banker Magazine, UK, 7 September 2005) reflecting the Bank’s strong operational performance and commitment to customer service.
     During the Financial Year 2004, ASB Bank achieved strong growth across the loan portfolio, particularly in housing credit.
     Performance highlights were:
▪	Lending growth at well above market rates in the retail, commercial and rural sectors continued throughout the year. Home loan market share increased to 22.2% from 20.6% in June 2003 (Source: Reserve Bank of NZ).

▪	Leading customer service in the Banking sector. For the sixth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the fifth consecutive year, ASB was rated the top business bank on the same criteria.

▪	A focus on technology innovation has led to the ASB website being judged the best Finance website for the second consecutive year by Net Guide Web Awards.

▪	The continued focus on process efficiencies has delivered an end-to-end credit card approval process which is faster, at a lower cost, and with improved service delivery.
     The banking operations in Indonesia and Fiji continued to achieve strong balance sheet growth.
     During the Financial Year 2005, the Bank acquired an 11% interest in Jinan City Commercial Bank, one of the 10 largest city commercial banks in China by assets. Subject to regulatory approval, the Bank will also acquire a 19.9% interest in Hangzhou City Commercial Bank, ranked in the top five city commercial banks by assets.

Banking Analysis (continued)

	Full Year Ended
	30/06/05	30/06/04	30/06/03
Key Performance Indicators	$M	$M	$M
Net interest income	5,966	5,410	5,026
Other operating income	2,915	2,846	2,627

Total Operating Income	8,881	8,256	7,653
Initiatives including Which new Bank (1)	112	698	201
Other operating expenses	4,344	4,191	3,982
Total Operating Expenses	4,456	4,889	4,183
Charge for bad and doubtful debts	322	276	305

Net Profit before Income Tax	4,103	3,091	3,165
Income tax expense	1,220	914	931
Outside equity interests	3	1	—

Net Profit after Income Tax (“cash basis”)	2,880	2,176	2,234
Goodwill amortisation	(303)	(302)	(300)

Net Profit after Income Tax (“statutory basis”)	2,577	1,874	1,934

Productivity and other measures
Expense to income (%)	50.2	59.2	54.7
Effective corporate tax rate (%)	29.7	29.6	29.4

Balance Sheet
Lending assets ($m)	235,849	205,945	175,074
Average interest earning assets ($m)	243,948	214,187	188,270
Average interest bearing liabilities ($m)	225,592	197,532	174,737

Asset Quality
Risk weighted assets ($m)	189,559	169,321	146,808
Net impaired assets ($m)	219	197	434
General provision/Risk weighted assets (%)	0.73	0.82	0.90
Total provisions/Gross impaired assets
(net of interest reserved) (%)	411.4	451.8	239.4
Bad debt expense/Risk weighted assets (%)	0.17	0.16	0.21

(1)	June 2005 and June 2004 results reflect the Which new Bank program, June 2003 results include strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.
Total Banking Income
     Total banking income comprises income from the Australian Retail; Premium, Business & Corporate and Institutional; Group Treasury and Asia Pacific operations.

	Full Year
	30/06/2005	30/06/2004
Total Banking Income	$M	$M

Australian Retail	4,679	4,292
Premium, Business, Corporate and Institutional and Group Treasury	2,877	2,715
Asia Pacific	833	710
Trading income	440	499
Other	52	40

Total Banking Income	8,881	8,256

Net Interest Income	5,966	5,410
Other Banking Income	2,915	2,846

Total Banking Income	8,881	8,256

–	Australian Retail Banking Services: For the 2005 Financial Year total income increased by 9% from the prior year to $4,679 million, driven largely by higher interest income, with growth in lending assets of 15% while margins remained stable.

–	Premium, Business & Corporate and Institutional and Group Treasury: Total income was 6% above the prior full year and reflects improved growth in lending assets. Asia Pacific: The increase in total income by 17% from the prior year reflects the benefits of continued strong lending growth in ASB Bank combined with a stronger New Zealand Dollar.
Net Interest Income
     Net interest income for the 2005 Financial Year increased by 10% to $5,966 million. The growth was driven by a 14% increase in average interest earning assets, partially offset by an eight basis points contraction in the net interest margin to 2.45%.
     Net interest income increased by 8% to $5,410 million for the Financial Year 2004. This increase was achieved through an increase of 14% in average interest earning assets to $214 billion, offset by a 14 basis point reduction in the net interest margin to 2.53%.

Banking Analysis (continued)
Volume
     Average interest earning assets increased by $26 billion over the year to $250 billion, reflecting a $28 billion increase in average lending assets. Average liquid assets reduced by $3 billion during the year.
     The largest contributor to the increase in average interest earning assets was the continued resilience of home lending in Australia and New Zealand.
     Average home loan balances increased by 19% since 30 June 2004 to $132 billion (19% growth excluding securtisation). This growth was ahead of the market, in both the Australia and New Zealand residential lending sectors.
     Personal lending average balances increased $2 billion (15%) since June 2004, with strong growth across all major products including personal loans, credit cards and margin lending.
     Average balances for Business, Corporate and Institutional lending grew 13% over the full year, across a number of lines of business including variable lending, hire purchase and term loans.
     The increase in average interest earning assets for the Financial Year 2004 represented an increase of $21 billion in lending assets and $5 billion in non-lending interest earning assets. The increase in average interest earning assets contributed $673 million to growth in net interest income over the Financial Year 2003.
     As with the Financial Year 2005, the largest contributor to the increase in average interest earning assets was the strong residential home lending market in Australia and New Zealand, with average loan balances increasing by 20% from 30 June 2003 to $111.4 billion (net of securitisation) at 30 June 2004, accounting for over 85% of the total increase in average lending assets.
Interest Margin
     The average net interest margin for the Financial Year 2005 of 2.45% was eight basis points below the prior year. The NIM has relatively remained stable over the past 12 months.
     Factors impacting on the margin relative to the NIM for the Financial Year 2004 included:
–	Funding Mix: increased reliance on wholesale funding as a result of the strong growth in home lending outpacing retail deposit growth. The impact was to reduce NIM by five basis points.

–	Lending Mix: continued strong growth in home loans partially off-set by the increase in home loan securitisation reduced NIM by 1 basis point.

–	Other: competition remained strong across all products resulting in margin contraction reducing NIM by 2 basis points.
     The reduction of 14 basis points in the average NIM from 2.67% for the year to 30 June 2003 to 2.53% for the year to 30 June 2004 reduced net interest income by $289 million. Factors impacting the reduction in NIM for the Financial Year 2004 included:
▪	Non lending interest earning assets: Non lending interest earning assets increased by $4.7 billion during the year largely as a result of increased liquidity requirements due to balance sheet growth and increased market making activities in Global Markets. This reduced the NIM by six basis points.

▪	Funding Mix: The strong growth in home loans outpaced growth in retail deposits, resulting in a higher reliance on wholesale funding. The impact was to reduce NIM by four basis points in the Financial Year 2004.

▪	Asset Mix: The continued strong growth in home loan balances compared with other lending reduced margins by three basis points in the Financial Year 2004.

▪	Competition: Represents the net impact of pricing changes on asset and liability products. Spreads on housing loans have tightened, offset by improved spreads on deposit products. The net impact of competition is a one basis point reduction in the NIM in the Financial Year 2004.
Other Banking Operating Income
     During the Financial Year 2005 other banking income increased 2% to $2,915 million compared with $2,846 million in the prior year. During the current year higher volume related commission and lending fees income were partially offset by lower trading income.
During the year:
–	Commissions and fees increased 6% to $1,595 million driven by increased volumes and completion of major infrastructure transactions (including Tollways) during the first half of the year. Credit card volume increases were driven by increased activity levels, combined with the launch of the Platinum card during March 2004.

–	Lending fees increased 4% to $753 million with volume increases in bill and overdraft facilities being the primary drivers.

–	Trading Income of $440 million was 12% below the prior year with lower market volatility and difficult trading conditions while lower volumes were recorded across the derivatives and foreign exchange sectors.

–	Other Banking Income was relatively flat for the year. Current year income included $52 million due to the change in tax consolidation legislation for leasing. The 2004 Financial Year included profits from strategic assets sales (Bank of Queensland and Fleet Lease) totalling $71 million, partially offset by a $31 million equity accounting loss of an associated entity due to a change in its’ accounting policy.
     In the Financial Year 2004, other banking operating income increased by 8% to $2,846 million for the year compared with $2,627 million for the Financial Year 2003. This includes non-interest income earned on transaction accounts for the Bank’s personal, business and corporate customers.
     Factors impacting other banking operating income in the Financial Year 2004 were:
▪	Commissions and fees increased by 8% in the Financial Year 2004 to $1,503 million driven by increased volumes. CommSec experienced record trading levels during the year resulting in an increase in commissions of 72%. The acquisition and integration of TD Waterhouse effective 1 May 2003 also contributed to this increase. Spending on credit cards by customers increased by 17% during the year though this was partially offset by the impact of RBA interchange regulations. Included in fees and commissions are personal transaction fees, which are less than 5% of the Bank’s total income.

▪	Lending fees increased by 11% in the financial Year 2004 to $724 million. Growth in retail lending fees was the result of the increased activity in home lending, margin lending and overdraft line fees, which was partly offset by increased mortgage broker volumes and valuation fees. Institutional and Business fees increased, reflecting an improvement in market conditions.

▪	Trading income was in line with last year at $499 million.

▪	Other banking income increased by $41 million in the Financial Year 2004 to $120 million. The Financial Year 2004 included the profit on sale of the Fleet Lease business and Bank of Queensland shares partially offset by equity accounted losses of an associate entity principally related to a change in its accounting policy described above.

Banking Analysis (continued)
Other Operating Expenses
     Operating expenses within the Banking business increased by 4% to $4,344 million during the 2005 Financial Year. Operating expenses during the year were impacted by:
–	Average increase of 4% in staff expenses reflecting labour market movements and other inflation-related cost increases;

–	Volume growth in the New Zealand Banking operations;

–	A stronger New Zealand Dollar contributing an additional $20 million in costs; and

–	Increased costs associated with large compliance related projects (e.g. Basel II, International Financial Reporting Standards (IFRS) and Sarbanes Oxley) totalling $35 million for the year ($15 million in 2004).
     Excluding the impact of the higher New Zealand Dollar and increased compliance project costs, operating expenses increased by 3%.
     The Banking expense to income ratio for the Financial Year 2005 improved to 50.2% compared to 59.2% in the Financial Year 2004. This was largely due to the productivity gains for the Which new Bank cost initiatives. It is expected that that productivity gains will continue to accelerate over the remaining year of the Which new Bank program as further cost initiatives are implemented, and the full year benefits realised.
     Other operating expenses increased by 5% to $4,191 million for the Financial Year 2004. The increase was due to:
▪	Salary increases of 4% awarded under the Enterprise Bargaining Agreement (EBA).

▪	The full year effect of establishing the Premium Financial Services business which supported the strong growth in other banking operating income.

▪	Increases in volume related expenses including credit card loyalty.

▪	Operational (non-lending) losses incurred in retail banking and institutional banking.
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
Bad and Doubtful Debts
     The total charge for bad and doubtful debts for the Financial Year 2005 was $322 million, which is 17 basis points of Risk Weighted Assets. This level is consistent with the prior year.
     Impaired assets were $395 million at year end up from $363 million at 30 June 2004.
     The Bank believes it is well provisioned, with total provisions for impairment as a percentage of gross impaired assets net of interest reserved of 411% (June 2004: 452%; June 2003: 239%). The general provision as a percentage of risk weighted assets was 0.73% compared with 0.82% as at 30 June 2004 and 0.90% as at 30 June 2003.
     The total charge for bad and doubtful debts of $276 million in the Financial Year 2004 was low compared with $305 million for the year ended 30 June 2003.
     The low interest rates continued to contribute to a good credit environment, with personal and corporate arrears and default levels at low levels.
Taxation Expense
     The corporate tax charge for the Financial Year 2005 was $1,220 million, an effective tax rate of 29.7% compared with 29.6% in the prior year.
     The corporate tax charge of $914 million in Financial Year 2004 was in line with the Financial Year 2003 and reflected the effect of the incremental Which new Bank program expenses. The effective tax rate increased by 20 basis points in the Financial Year 2004 to 29.6%.

Banking Analysis (continued)
Assets & Liabilities
Retail Lending
Home Lending
     Home loan balances (net of securitisation) increased by 14% from 30 June 2004 to $119 billion. Excluding the impact of securitisation, the growth since 30 June 2004 totalled 15%. Home lending market share improved, rising 63 basis points since 30 June 2004 to 19.9% as at 30 June 2005. Market share has improved each month in the year to 30 June 2005.
     The Bank’s branches continue to perform strongly, with growth ahead of the overall market. This has been supported by further increases in broker originated loans which now account for 21% of the Bank’s total Australian book.
Personal Lending
     Personal lending balances increased by 18% over the full year to $15.5 billion.
     Personal Loans have grown strongly, as the Bank has sought to optimise the relationship between risk and reward. Growth in credit card balances reflected higher activity levels and the launch of a new Platinum card in March 2004. Market share in credit cards has improved 20 basis points since 30 June 2004. Margin Lending balances continued to grow throughout the year, assisted by strong equity markets.
Retail Lending

	As at
	30/06/05	30/06/04
Major Balance Sheet Items (gross of impairment)	$M	$M
Lending assets — Home Lending	119,094	104,883
Lending assets — Personal Lending	15,477	13,160

Market Share Percentage

Home Loans	19.9	19.3	(1)
Credit cards	22.9	22.7	(2)

(1)	As at May 2004, Source: APRA/ABS

(2)	As at May 2004, Source: Reserve Bank of Australia
Premium, Business, Corporate and Institutional Lending
Lending Assets
     Business, Corporate and Institutional interest earning lending has increased $5.7 billion or 12% over the year to $51.6 billion at June 2005. Bank acceptances increased by 12% since 30 June 2004 with Bill facilities continuing to be a valuable source of financing for our customers.
     Total lending growth market share (including bank acceptances) decreased slightly over the year to 13.4%. Business credit spreads, particularly for large transactions, contracted further throughout the year, reflecting the higher competitive business environment.
Trading and Investment Securities
     Trading and Investment securities decreased by $1.8 billion over the year to $22.1 billion at 30 June 2005.
Transaction Services
     Transaction market share for medium (commercial) and large corporations continued to grow, increasing 40 basis points and 1.2 % respectively over the past year.
Premium, Business, Corporate and Institutional Lending (1)

	As at
	30/06/05		30/06/04
Major Balance Sheet Items (gross of impairment)	$M		$M
Interest earning lending assets	51,584		45,899
Bank acceptances of customers	16,786		15,019
Cash and other liquid assets	11,144		13,379
Trading & investment securities	22,057		23,884

Market Share Percentage

Business Lending	13.4		13.8
Asset Finance	16.6	(2)	16.8	(3)
Transaction Services (Commercial)	24.8	(4)	24.4	(5)
Transaction Services (Corporate)	22.1	(6)	20.9	(7)

(1)	Includes Group Treasury

(2)	Source: Australian Equipment Lessors Association as at May 2005. The comparatives have been restated to now also include other Commonwealth Bank of Australia receivables (previously included CBFC business only)

(3)	Source: Australian Equipment Lessors Association

(4)	Source: East & Partners as at February 2005. Survey respondents included companies with $20 million to $340 million turnover.

(5)	Source: East & Partners as at May 2004. Survey respondents included companies with $20 million to $340 million turnover.

(6)	Source: East & Partners as at May 2005. Survey respondents are companies with turnover greater than $340 million

(7)	Source: East & Partners as at May 2004. Survey respondents are companies with turnover greater than $340 million

Banking Analysis (continued)
Deposits Australia

	As at
	30/06/05	30/06/04
	$M	$M
Transaction Deposits	30,501	28,887
Savings Deposits	34,205	32,914
Investment Deposits	52,286	47,844
Deposits not bearing Interest	5,823	5,407

Sub Total Deposits (excl CD’s and other)	122,815	115,052
Certificate of Deposits and other (1)	18,299	24,101

Total Deposits (Australia)	141,114	139,153
Debt issues	51,682	38,542

Market Share Percentage

Household Deposits(2)	29.8	30.7
Retail Deposits(3)	22.9	23.6

(1)	Other includes securities sold under agreement to repurchase and short sales.

(2)	Source: APRA

(3)	Source: RBA
Deposits
     In a competitive market, characterised by aggressive pricing, the Bank has grown its total deposits excluding Certificates of Deposit (CD’s) by 7% over the year to 30 June 2005, whilst improving product margins. Across the three deposit categories, the strongest growth was in Investment Deposits, which have increased 9% over the past twelve months.
     Transaction and Savings Deposits grew by 6% and 4% respectively during the past year. Savings performance reflected heightened competition as a number of competitors looked to compete aggressively on price in an effort to grow market share.
     The Bank’s strategy remains focussed on delivering segmented product offers as the basis for maintaining profitable market share. As part of this strategy the Bank introduced its new NetBank Saver account in 30 June 2005.
Debt Issues
     Debt issues were $51.7 billion at 30 June 2005, an increase of $13 billion or 34% from 30 June 2004. The growth of debt issues reflects the wholesale funding requirement following the strong asset growth over the past twelve months. The majority of these issues were from offshore markets, where there was favourable market conditions and attractive funding rates.
Asia Pacific

	As at
	30/06/05	30/06/04
Major Balance Sheet Items (gross of impairment)	$M	$M
Home Lending	20,765	16,967
Other Lending assets	12,132	10,018
Trading & investment securities	2,843	2,459
Cash and liquid assets	821	1,481
Debt issues	6,939	5,500
Deposits (1)	23,006	19,176

Market Share Percentage

New Zealand Lending for housing (2)	23.0	22.2	(3)
New Zealand Retail Deposits(2)	19.5	17.5

(1) Asia Pacific Deposits exclude deposits held in other overseas countries (30 June 2005, $3,909 million).

(2) Source: Reserve Bank of NZ.

(3) Under the current definition used by the RBNZ, the equivalent prior period market share would be 22.4%.
Lending Assets
     Total Asia Pacific home lending remained strong over the past twelve months, increasing by 22% to $20.8 billion at 30 June 2005. The strong performance reflects ASB Bank’s prominence in the Auckland market, continued excellence in customer service and ongoing successful marketing campaigns.
     ASB Bank has continued to grow its home lending market share increasing 30 basis points over the past six months to 23.0% by 30 June 2005.
     Other lending assets, which comprise personal, rural and business/commercial lending assets, achieved similar growth levels to that of housing, increasing 21% in the twelve months to 30 June 2005.
Deposits
     ASB Bank’s retail deposits increased 20% over the year. Growth in deposits have been ahead of market with market share increasing to 19.5% at June 2005 up from 17.5% at June 2004.
     The ASB Bank net interest margin decreased over the year. This was attributable to the impact of competitive pressures and higher wholesale funding costs.

Banking Analysis (continued)

	As at
	30/06/05	30/06/04
Total Banking	$M	$M

Interest Earning Assets
Home Loans excl. securitisation	150,677	129,455
Less: Securitisation	(10,818)	(7,605)

Home Loans	139,859	121,850
Personal	15,668	13,208
Business and Corporate	63,536	55,869

Loans, Advances and Other Receivables (1)	219,063	190,927
Cash and other liquid assets(2)	10,627	13,704
Trading Securities	14,628	14,896
Investment Securities	10,272	11,447

Non Lending Interest Earning Assets	35,527	40,047

Total Interest Earning Assets	254,590	230,974
Other Assets(3)	74,445	75,021

Total Assets	329,035	305,995

Interest Bearing Liabilities
Transaction Deposits	34,694	31,104
Savings Deposits	38,461	37,549
Investment Deposits	66,087	59,693
Certificates of Deposit and other	21,809	28,250

Total Interest Bearing Deposits	161,051	156,596
Deposits not bearing interest	6,978	6,581

Deposits and Other Public Borrowings	168,029	163,177
Due to Other Financial Institutions	8,023	6,641
Debt Issues	58,621	44,042
Loan Capital	6,291	6,631

Sub-Total	240,964	220,491
Other Non Interest Bearing Liabilities	62,011	60,619

Total Liabilities	302,975	281,110

(1) Gross of provisions for impairment, which are included in “other assets”.

(2) Includes interest earning portion only. Non interest earning portion is included under “other assets”.

(3) Other assets include Bank acceptances of customers and provision for impairment.

Banking Analysis (continued)

	30/06/05	30/06/04
Provisions for Impairment	$M	$M

General provisions	1,390	1,393
Specific provisions	157	143

Total Provisions	1,547	1,536

Total provisions for impairment as a % of gross impaired assets net of interest reserved	411.4	451.8

Specific provisions for impairment as a % of gross impaired assets net of interest reserved	41.8	42.1

General provisions as a % of risk weighted assets	0.73	0.82

Bad debt expense as a % of risk weighted assets	0.17	0.16
     Total provisions for impairment for the Bank at 30 June 2005 were $1,547 million. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.
     Specific provisions for impairment increased by 10% to $157 million at 30 June 2005 as a result of an increase in the level of gross impaired assets over the year from $363 million to $395 million.
     The general provision for impairment decreased to $1,390 million at 30 June 2005. The general provision as a percentage of risk weighted assets reduced to 0.73% from 0.82% in the prior year. The general provision as a percentage of risk weighted assets has declined over the last two years reflecting:

-	The majority of growth in credit has been in home loans, which have a lower credit risk than other portfolios;

-	The continuing strong asset quality in the business lending book; and

-	A level of impaired assets which is lower relative to levels achieved over the past decade.

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
     The Financial Year 2005 net profit after tax (“statutory basis”) for the funds management business increased to $633 million compared to $156 million in the previous year. The performance during the year reflects:

-	Appraisal Value uplift of $301 million, compared to an appraisal value reduction of $95 million in Financial Year 2004;

-	Strong funds under administration growth of 12% to $123 billion at 30 June; and

-	Tight cost control which limited operating expenses growth including commissions to 1%.
     Profit was also supported by strong investment markets which increased shareholder investment returns by 27% to $33 million.
     Funds under administration (FUA) ended the Financial Year 2005 at $123 billion, which is up 12% on Financial Year 2004 levels, assisted by stronger investment markets.
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
Business Review — 2005
     The operating environment was favourable during the 2005 Financial Year, with revenue growth and fund flows benefiting from strong investment markets. At the same time competition remained intense. While the market environment has been conducive to volume growth, the focus of the business on expense control and margins has ensured this volume growth has translated to a solid profit result.
     The year also saw a significant improvement in retail flows and a corresponding increase in retail market share (following several years of declining market share). Retail flows were driven by the FirstChoice product which continues to dominate industry retail flows due to a combination of competitive pricing, excellent service and extensive distribution reach.
     Another highlight for the year was investment performance, where 95% (by value) of our domestic funds outperformed the relevant benchmark applicable to the fund, including our flagship Australian Equity funds, which all ranked in first or second quartile (Source: Intech Survey, Intech Investment Consulting as at 30 June 2005).
     Other key developments within the business during the year included:

-	Acquisition of a minority stake in 452 Capital, which is expected to give the Bank access to the rapidly growing boutique (small, specialised) segment of the market;

-	Establishment of a new quantitative asset management business (as a joint venture with Acadian Asset Management) (quantitative asset management relies on computer-based models to select stocks and construct portfolios);

-	Continuing progress in rationalising legacy systems and products (now down to seven systems from 17 at the start of the program);

-	Organisational changes which saw the creation of a discrete asset management business, quite separate from the platform/retail distribution business; and

-	Excellent progress in selling funds management products through the Bank network, with productivity of planners up 38% (based on growth in sales generated by network planners).
Business Review — 2004
     During the Financial Year 2004 there was a recovery of investment markets and an associated improvement in investor confidence. These conditions resulted in a recovery in flows into the retail funds sector after two years of relatively poor market returns.
     The emerging preference of retail investors for platform products resulted in the more traditional retail products being in net outflow for the Financial Year 2004. In the platform sector, the Bank was well positioned with the FirstChoice product increasing its FUA to over $7 billion. This resulted in the FirstChoice product being the industry leader in platform net flows during the Financial Year 2004 (Source: Plan for Life: March 2004).
     International net flows were very strong in the Financial Year 2004, particularly in the United Kingdom, with FUA increasing by 32.5% over the year.
     During the Financial Year 2004, volume related costs increased in line with increase in revenue. Non-volume related expenses decreased $26 million due to focus on costs during the Financial Year 2004. This was achieved despite the business continuing to incur significant additional costs in respect of regulatory and compliance matters.
Investment Performance
     During the 2005 Financial Year the investment performance of the asset management business continued to improve with 95% of retail domestic funds exceeding relevant benchmark applicable to such funds on a one year basis. This compared with 57% last year.
     Importantly, the investment performance of our flagship Australian Equity funds was ahead of internally calculated benchmark on a one year basis with rankings in first and second quartiles in the Financial Year 2005 (Source: Intech Survey, Intech Investment Consulting as at 30 June 2005).
     The absolute returns of most of the funds were also strong during Financial Year 2004, reflecting the recovery of investment markets. On a relative basis 70% of funds out-performed their relevant benchmark applicable to such funds during the Financial Year 2004. The flagship Australian Equity and Global Equity funds, however, were below the internally calculated benchmarks on a one year, for the Financial Year 2004, comparative performance which negatively impacted fund flows.
Operating Income
     Operating income for the 2005 Financial Year increased by 8% to $1,271 million. Income growth was supported by a 12% increase in funds under administration balances to $123 billion as at 30 June 2005.
     Margins were maintained against a background of increasing competition. The gross revenue margin for the business was 109 basis points, a decrease of two basis points over the Financial Year 2004. The good margin result was due to a combination of the wholesale net flows being skewed towards higher margin products, and the strong investment returns which meant there was little decline in the funds under management on older retail products.

Funds Management Analysis (continued)
     Operating income increased by 4% to $1,172 million for the Financial Year 2004. This was achieved despite the negative impact from the appreciation of the Australian dollar and the reduction of income following the sale of the Group’s custody business.
     The revenue increase was supported by an 11% increase in FUA balances from $99 billion in 2003 to $110 billion. Average funds under administration for the year were $105.5 billion, which was 6% higher than in the Financial Year 2003. FUA margins were relatively resilient to difficult market conditions, with the income to average FUA ratio decreasing by three basis points to 1.11% over the year.
Operating Expenses
     Operating expenses for the Financial Year 2005 of $812 million increased marginally compared with the Financial Year 2004. Volume expenses, which grew 2% for the year due to stronger sales volumes, accounted for all of the growth in expenses. Other operating expenses were flat year on year, despite the additional cost base of the Symetry business, a small funds management related business which was acquired during the year.
     Key drivers of expenses for the period were:

-	Significant savings due to WnB initiatives including the rationalisation of the legacy product systems;

-	Redesign and rationalisation of back office functions resulting in lower employee numbers, offset by;

-	Average salary increases of 4%.
     Expenses to average funds under administration for the year were 0.73%, a decline of seven basis points, reflecting good cost management during the year.
     Operating expenses for the 2004 Financial Year consisted of two components:
▪	Ongoing operating costs; and

▪	Volume related costs which vary in relation to the level of business and revenue.
     Operating costs were $26 million lower in Financial Year 2004 than in the Financial Year 2003, reducing from $666 million to $640 million. The reduction was due to:
▪	The exit from non-core products in the UK business;

▪	Rationalisation of back office processes;

▪	Rationalisation of legacy systems; and

▪	Favourable exchange rate movements.
     Volume related expenses were $8 million, or 5% higher than in the Financial Year 2003 which was in line with revenue growth.
Taxation
     The corporate tax charge for the 2005 Financial Year was $100 million, with an effective tax rate of 21.9% compared with 22.3% for the prior year. The low effective tax rate in this business was due to the impact of transitional tax relief on investment style funds management products within life insurance legal entities and utilisation of prior period tax losses in offshore businesses. This is the last year where transitional relief is granted to life companies and the effective tax rate will be closer to the corporate tax rate in future periods.
     The corporate tax charge for the Financial Year 2004 was $79 million, an effective tax rate of 22% compared with 20% in the Financial Year 2003. As with the Financial Year 2005, the low effective tax rate in this business was largely due to transitional tax relief on investment style funds management products within life insurance legal entities.

Funds Management Analysis (continued)
Profit Summary

	Full Year Ended
	30/06/05	30/06/04	30/06/03
Key Performance Indicators	$M	$M	$M

Funds Management
Operating income — external	1,261	1,158	1,115
Operating income — internal	10	14	13

Total Operating Income	1,271	1,172	1,128
Shareholder investment returns	33	26	13
Policyholder tax expense/(benefits)	104	149	(62)

Funds Management Income	1,408	1,347	1,079
Other operating expenses	812	806	824
Initiatives including Which new Bank (1)	36	37	38

Total Operating Expenses	848	843	862

Net Profit before Income Tax	560	504	217

Policyholder tax expense/(benefits)	104	149	(62)
Corporate tax expense	100	79	57
Outside equity interests	7	8	6

Net Profit after Income Tax (“cash basis”)	349	268	216
Goodwill amortisation	(17)	(17)	(18)
Appraisal value (reduction)/uplift	301	(95)	(291)

Net Profit after Income Tax (“statutory basis”)	633	156	(93)

(1)	June 2005 and June 2004 results reflect the Which new Bank program, while June 2003 results include strategic initiatives undertaken including the one off cost relating to the sale of the custody business.

Funds Under Administration
Funds under administration — average	116,262	105,458	99,280
Net flows	456	846	(686)

Productivity and Other Measures
Operating income to average funds under administration (%)	1.09	1.11	1.14
Expenses to average funds under administration — actual (%)	0.73	0.80	0.87
Effective corporate tax rate (%)	21.9	22.3	20.4

Funds Management Analysis (continued)
Funds under Administration
     FuA (spot balances) increased by 12% over the year to $123 billion as at 30 June 2005. The growth in FuA was due predominantly to strong investment markets which contributed $13 billion. Net flows for the year were $0.5 billion. Overall retail flows were positive $2.2 billion, a turnaround on the flat net flows in the Financial Year 2004.
     Average FuA of $116.3 billion were 10% higher than the Financial Year 2004.
     The key drivers of funds flows were:
-	Continuation of market leading flows into FirstChoice capturing in excess of 25% of the market net flows (Source: Plan for Life, Actuaries and Researches, Australian Retail and Unitised Wholesale Investments Market Share & Dynamics Report dated 31 March 2005);

-	Outflows from the cash management product due to competition from attractively priced retail deposit products;

-	Outflows in other retail products which include closed legacy products, which was consistent with the prior year;

-	Continuing outflows from GDP Equities Plus funds despite the improved investment performance;

-	Loss of lower margin cash and indexed wholesale mandates; and

-	Good flows into higher margin equity products in the International business.
Market Share
     The Australian retail market share increased from 14.2% at 30 June 2004 to 14.8% at 31 March 2005 (31 December 2004: 14.7%). This was due to a reclassification of $3.1 billion of wholesale FuA to retail (equivalent to 0.6% of market share), following the launch of FirstChoice Wholesale.
     The business has seen a significant turnaround in the net flow position of retail FuA in recent quarters. The most recent Plan for Life survey showed the Bank ranking No. 4 for total retail net flows and No. 3 for retail flows excluding cash trusts.

Market Share Percentage	30/06/05	30/06/04		30/06/03

Australian Retail — administrator view(1)	14.8	14.4	(2)	14.5
New Zealand(3)	12.7	13.2		14.5
Australian Property(4)	4.8	5.5		n/a

(1)	Source: Plan for Life. The administrator view considers market share from the perspective of the company which administers the product, and also includes branded products distributed by separate entities. Prior period market shares have not been restated to reflect the transfer of $3.1 billion of funds into FirstChoice Wholesale (a retail product).

(2)	As at March 2004.

(3)	Source: Fund Source Research. Prior period market shares have been updated to reflect total FUA rather than retail FUA as previously reported.

(4)	Source: UBS Warburg.

Funds Management Analysis (continued)

	Full Year Ended 30 June 2005
	Opening							Closing
	Balance(1)			Investment	Acquisitions	Fx & other		Balance
	30/06/04	Inflows	Outflows	Income	& Disposals	Movements(2)		30/06/05
Funds Under Administration	$M	$M	$M	$M	$M	$M		$M

FirstChoice & Avanteos(1)	12,075	10,377	(4,265)	1,153	—	(271	)(1)	19,069
Cash Management	4,414	2,961	(3,425)	232	—	—		4,182
Other Retail	34,705	4,417	(7,875)	3,951	—	871	(3)	36,069

Australian Retail	51,194	17,755	(15,565)	5,336	—	600		59,320
Wholesale(1)	23,955	10,841	(13,350)	3,177	—	271		24,894
Property	12,624	1,207	(1,172)	1,668	—	(871	)(3)	13,456
Other	3,033	248	(786)	391	—	—		2,886

Domestically Sourced	90,806	30,051	(30,873)	10,572	—	—		100,556

Internationally Sourced	19,077	9,209	(7,931)	2,453	—	(300)		22,508

Total	109,883	39,260	(38,804)	13,025	—	(300)		123,064

	Year Ended 30 June 2004
	Opening							Closing
	Balance			Investment	Acquisitions &		Fx	Balance
	30/06/03	Inflows	Outflows	Income	Disposals		Movements (2)	30/06/04
Funds Under Administration	$M	$M	$M	$M	$M		$M	$M

FirstChoice & Avanteos	4,192	5,431	(1,370)	757	—		—	9,010
Cash Management	4,963	3,178	(3,930)	203	—		—	4,414
Other Retail	37,749	4,893	(8,820)	3,916	—		—	37,738
Wholesale	25,485	12,322	(13,453)	2,666	—		—	27,020
Property	11,790	2,023	(2,079)	890	—		—	12,624

Domestically Sourced	84,179	27,847	(29,652)	8,432	—		—	90,806

Internationally Sourced	14,387	7,769	(5,118)	1,592	(255)		702	19,077

Total — Funds Under Administration	98,566	35,616	(34,770)	10,024	(255	)(4)	702	109,883

	Year Ended 30 June 2003
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	30/06/02	Inflows	Outflows	Income	Disposals	Movements(2)	30/06/03
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	568	4,221	(614)	17	—	—	4,192
Cash Management	5,634	1,121	(1,970)	178	—	—	4,963
Other Retail	41,953	11,356	(13,867)	(1,693)	—	—	37,749
Wholesale	29,240	10,126	(13,329)	(552)	—	—	25,485
Property	8,895	963	(183)	(43)	2,158	—	11,790

Domestically Sourced	86,290	27,787	(29,963)	(2,093)	2,158	—	84,179

Internationally Sourced	19,522	4,603	(3,113)	(424)	(5,000)	(1,201)	14,387

Total — Funds Under Administration	105,812	32,390	(33,076)	(2,517)	(2,842)	(1,201)	98,566

(1)	During the period a wholesale version of FirstChoice was introduced targeted at retail customers. FUA flows to this product are categorised as retail FUA. To ensure consistency, $3.1 billion of existing wholesale business was reclassified from Wholesale to FirstChoice in the opening balance of the current year. During the half year ended 30 June 2005, an amount of $271 million was transferred from FirstChoice to wholesale business.

(2)	Includes foreign exchange gains and losses from translation of internationally sourced business.

(3)	Aligns classification to source of funds rather than product grouping.

(4)	As part of the Sale agreement of the Colonial Life UK business to Winterthur, Winterthur remove some of the funds on 30June 2004.

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
     The Bank estimates it is the largest life insurer in the Australian, New Zealand and Fiji markets based on third party market share information. The Insurance business delivered a strong profit result for the Financial Year 2005, with net profit after tax (“statutory basis”) increasing by $239 million to $781 million. The performance during the year was underpinned by:
-	Appraisal value uplift of $477 million compared to the uplift of $296 million in The Financial Year 2004

-	Operating income growth of 10%

-	In force premium growth of 8% to $1,265 million
     The result was also supported by investment markets which increased shareholder investment returns by 20% to $204 million.
     Net profit after tax (“statutory basis”) increased $371 million to $542 million in Financial Year 2004. This was partly due to the increase in appraisal value uplift from $46 million in Financial Year 2003 to $296 million in Financial Year 2004. Excluding the effect of appraisal value uplifts, profit after tax for the Insurance business for the year was up 97% over the prior year. This result was achieved with a 13% increase in operating income due to improved underwriting and favourable claims experience. Non volume related expenses were maintained in Financial Year 2004 at Financial Year 2003 levels driven by improved efficiency.
Business and Financial Review
Australia
     The Australian business delivered a good profit result for the year, $186 million increase or 4% on the Financial Year 2004, achieved through revenue growth, improved underwriting performance, reduced unit costs and favourable Life Insurance claims experience.
     Key drivers were:
-	Life insurance revenue growth, with life insurance premiums increasing by 5%, despite the loss of a large Group risk mandate;

-	Positive claims experience in life insurance products; offset by

-	Significant weather related claims in the general insurance portfolio, predominantly attributed to the February Australian Eastern Seaboard storms.
     The Bank maintained its number one market share of Australian annual inforce premiums with 13.8% of the life insurance risk market. The Bank’s share of retail life sales (new business) was 12.9% for the Financial Year 2005. (Source: Plan for Life)
     Total operating margin in the Australian business for the year increased by 21% to $94 million. Improved operating margins in Life Insurance offset the lower contribution from the underwritten General Insurance business. As at 30 June 2005 the Bank believed it had the largest branch based general insurance distribution footprint in Australia.
     Stronger Australian operating margins were offset by lower shareholder investment returns.
     The profit growth in Financial Year 2004 in the Australian business was primarily due to strong underwriting performance in both the general and life risk insurance categories. This was driven largely by robust claims management, favourable claims experience and improved profitability in the annuities market.
     As with the 2005 Financial Year, non volume related management expenses in the Financial Year 2004 were maintained at Financial Year 2003 levels at the same time as providing enhanced customer service levels. This was achieved through significant business process re-engineering delivering enhanced productivity and efficiency in the business.
     Key drivers of the Financial Year 2004 result were:
▪	Premium growth with Life Risk Premiums increased 8%.
▪	Improved margins in the annuity market as a result of a return to more rational competitive pricing behaviour.
▪	Robust claims management activity driving enhanced claims expense outcomes despite some large weather related claims in the general insurance segment early in the year.
     The group maintained its number one market share of risk premiums with an estimated 14.8% share of the market (Source: Plan for Life, 30 June 2004).
     The Australian business grew strongly in the Financial Year 2004 (9% increase in inforce premiums) in a difficult market to become Australia’s largest writer of Life risk premium with an estimated 15.0% market share (Source: Plan for Life, 30 June 2004).
     Growth was achieved through product innovation, diversifying distribution and focusing on customer service.
New Zealand
     The Bank’s life insurance operations in New Zealand trade predominantly under the Sovereign brand.
     For the Financial Year 2005 performance continued the strong momentum of previous years. Cash profit was driven by a combination of stronger operating margins, positive claims experience and favourable investment earnings against assumption. Operating margin growth included the benefit of process improvements, particularly underwriting efficiencies, and continued focus on pricing more effectively for risk. Shareholder invested assets are largely placed in fixed interest securities and cash. Benchmark price indices highlighted solid growth and overall bond returns were reflective of the strong economy.
     New business sales of risk products were strong, with channel diversification continuing. Sales growth through proprietary distribution outlets was also solid. New business growth was above market leading to an increase in market share. Inforce market share remained steady.
     Sovereign has continued to focus on the delivery of operational improvements and the successful execution of service excellence initiatives. The three key achievements during the Financial Year 2005 were:
-	Continued strengthening of business volumes across all major business lines;

-	Further improvements to operations and systems infrastructure; and

-	Positive claims experience.
     New business market share increased significantly to 30.4% (March 2005 quarter), up from 28.4% in the previous corresponding period. The business also maintained its market leadership position with 27.5% of the ‘in-force’ premium market in the Financial Year 2005. (Source: ISI).
     The market for risk products was subdued during Financial Year 2004. However, Sovereign increased market share in new business from 27% to 28% and maintained its market leadership position with 28.2% of the inforce premium market (source: ISI Statistics). The business continued to expand sales in the Financial Year 2004 through aligned channels such as ASB Bank while maintaining the levels of support from traditional independent financial advisers.
     During the Financial Year 2005 the business fundamentals were further improved through product repricing, tighter underwriting standards and continued rationalisation of products and systems.
     The New Zealand business generated $55 million profit after tax in the Financial Year 2004. This represented a 20% increase on the Financial Year 2003 result of $46 million.

Insurance Analysis (continued)
Asia
     Asia includes the life insurance and pension administration operations in Hong Kong, and life businesses in China, Vietnam, Indonesia and Fiji. The Hong Kong businesses represent the largest operations in the region.
     The 2005 Financial Year profit was supported by an increase in the operating margin for the Financial Year 2005 to $8 million, an increase from $3 million for the Financial Year 2004. This primarily reflected positive investment returns, partly offset by a stronger Australian dollar.
     Post balance date, the Bank entered into an agreement to sell its Hong Kong based life insurance, pensions administration and financial planning businesses to Sun Life Financial. The transaction completed on 18 October 2005 (refer to “Critical Accounting Policies and Estimates”).
     During the 2004 Financial Year the Asian business continued to improve. Key initiatives during the year included:
▪	Improved risk profile of Hong Kong business following amendments to investment mix, product repricing and product mix;
▪	Significant reductions in expense levels for the Hong Kong operations; and
▪	Development of new distribution capabilities.
     The Asian business produced $3 million in operating margins for the Financial Year 2004 compared with a loss of $9 million for the prior year. The favourable result for the current year was driven by:
▪	Improved investment markets;
▪	Increased sales across all markets; and
▪	Expense containment.
     The result was impacted by a $16 million write off of capitalised pre-licence start-up costs in China which was reflected in shareholder investment returns (refer to page 36).
Operating Income
     Operating income for the Financial Year 2005 was $747 million, which is 10% higher than the prior year. This result was mainly attributable to favourable Life Insurance claims experience in all regions, particularly on the Lump Sum and Wholesale life insurance business.
     Operating income of $678 million for Financial Year 2004 was 13% higher than in the prior year. Operating income in the prior year included a write-down of an asset in the Australian annuity fund of $30 million. Taking this item into account, operating income was up 8% on the prior year. This was mainly attributable to growth in inforce premiums, positive experience on claims and an increase in general insurance income.
Operating Expenses
     During the Financial Year 2005 operating expenses of $551 million were 7% higher than the Financial Year 2004. The underlying expense to average in force premium ratio was 45.3% a drop of 2% on the Financial Year 2004.
     The higher expenses primarily related to the New Zealand operations, which was affected by:
-	Adverse foreign exchange movements,

-	Higher staff expenses driven by wage inflation associated with a tighter labour market; and

-	Sales volume growth resulting in an increase in commission costs.
     Operating expenses of $517 million decreased by $2 million for Financial Year 2004 compared with the Financial Year 2003, due to a drop in volume related costs in the Asian business. Non volume related costs were in line with the prior year, with Enterprise Bargaining Agreement (EBA) related increases in staff costs, and increased compliance and regulatory related costs being offset by savings achieved by tight cost control and from process reengineering in the back-office.
     The expense to average inforce premium ratio of 47.3% represented a 6% productivity improvement over the Financial Year 2004.
Corporate Taxation
     The effective corporate tax rate for the Financial Year 2005 was 22.4% compared with 20.8% in the prior year. The increase in the effective corporate tax was due to the increased profitability and permanent differences between taxation and accounting treatments (refer to Note 5 to the financial statements). The tax rate was lower than the corporate tax rate due to utilisation of tax losses in the overseas businesses.
     The corporate tax charge for the Financial Year 2004 was $66 million, an effective tax rate of 20.8% compared with 17.8% in the Financial Year 2003. The low effective tax rate in this business was largely due to transitional tax relief on certain products within life insurance legal entities.
     The Financial Year 2005 was the last year for transitional tax relief.

Insurance Analysis (continued)
Profit Summary

	Full Year Ended
Summary Financial Performance	30/06/05	30/06/04	30/06/03
(excluding appraisal value (reduction)/uplift)	$M	$M	$M

Insurance
Life Insurance Operating Income	693	618	551
General Insurance Operating Income	54	60	47

Total Operating Income	747	678	598
Shareholder investment returns	204	170	78
Policyholder tax	124	54	4

Total Insurance Income	1,075	902	680

Operating expenses	551	517	519
Initiatives including Which new Bank	2	14	—

Total operating expenses	553	531	519

Net Profit before Income Tax	522	371	161

Income tax expense attributable to:
Policyholder	124	54	4
Corporate	89	66	28

Net Profit after Income Tax (“cash basis”)	309	251	129
Goodwill amortisation	(5)	(5)	(4)
Appraisal value uplift	477	296	46

Net Profit after Income Tax (“statutory basis”)	781	542	171

Productivity and Other Measures
Expenses to average inforce premiums (actual %)	45.5	47.3	50.4
Effective corporate tax rate (%)	22.4	20.8	17.8

	Full Year Ended
	30/06/05	30/06/04	30/06/03
Sources of Profit from Insurance Activities	$M	$M	$M

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	122	107	104
Experience variations	27	—	(42)
Other	(8)	(8)	(8)
General insurance operating margin	13	19	11

Operating margins	154	118	65
After tax shareholder investment returns	155	133	64

Net profit after Income Tax (“cash basis”)	309	251	129

Geographical Analysis of Business Performance

	Full Year Ended
	Australia			New Zealand			Asia			Total
Net Profit after Income Tax	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	94	78	43	52	37	31	8	3	(9)	154	118	65
Investment earnings on assets in excess of policyholder liabilities	92	101	35	22	18	15	41	14	14	155	133	64

Net Profit after Income Tax	186	179	78	74	55	46	49	17	5	309	251	129

Insurance Analysis (continued)
Inforce Premiums

	Full Year Ended 30 June 2005
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/04	Business	Lapses	Movements(2)	30/06/05
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General Insurance(3)	192	62	(39)	—	215
Personal Life	703	164	(89)	7	785
Group Life	272	74	(87)	6	265

Total	1,167	300	(215)	13	1,265

Australia	815	228	(187)	—	856
New Zealand	258	48	(15)	5	296
Asia	94	24	(13)	8	113

Total	1,167	300	(215)	13	1,265

(1)	Consists mainly of foreign exchange movements.

	Full Year Ended 30 June 2004
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/03	Business	Lapses	Movements(2)	30/06/04
Annual Inforce Premiums	$M	$M	$M	$M	$M

General Insurance	196	46	(50)	—	192
Personal Life	626	156	(85)	6	703
Group Life	254	53	(34)	(1)	272

Total	1,076	255	(169)	5	1,167

Australia	771	177	(133)	—	815
New Zealand	221	42	(16)	11	258
Asia	84	36	(20)	(6)	94

Total	1,076	255	(169)	5	1,167

(1)	Life Insurance results for both New Zealand and Asia include savings products. Savings products are disclosed within Funds Management for the Australian business. Inforce premium relates to risk business only.

(2)	Consists mainly of foreign exchange movements.

(3)	General Insurance inforce premiums includes approximately $40 million of badged premium.
Inforce Premiums
     Annual in force premiums grew by 8.4% for the Financial Year 2005 to $1,265 million. General Insurance and personal insurance premiums increased by 12.0% and 11.7% respectively from 30 June 2004. There was a decrease of 2.6% in the Group Life in force premiums mainly attributable to the loss of a large mandate in the Australian Life Insurance business in the Financial Year 2005.
     The Bank’s Australian life insurance business maintained its leading position of inforce premiums with 13.8% of market share in total life insurance at 31 March 2005. Sovereign maintained its leading position in New Zealand with a market share of 27.5%.
     For the Financial Year 2004, annual inforce premiums increased by 8% to $1,167 million. General Insurance lapses include $19 million of rebadged premiums which ceased to be attributable to the CBA business due to a Financial Services Reform Act 2001 (“FSRA”) related business restructuring.
     The Australian business maintained its leading market share of inforce premiums despite a reduction from an estimated 15.3% at 30 June 2003 to an estimated 14.8% at 31 March 2004 (Source: Plan for Life). Sovereign maintained its leading position in New Zealand with a market share of an estimated 28.2%, slightly down from an estimated 28.3% at 30 June 2003 (Source: ISI Statistics May 2004).

Market Share Percentage — Annual Inforce Premiums	30/06/05	30/06/04

Australia (Total Risk)(3)	13.8	14.8	(2)
Australia (Individual Risk)(3)	13.0	12.7	(1)
New Zealand(4)	27.5	27.5	(1)
Hong Kong(5)	2.5	2.5	(2)

(1)	As at May 2004

(2)	As at March 2004

(3)	Source: Plan for Life

(4)	Source: ISI Statistics

(5)	Source: Hong Kong Insurance Association

Shareholder Investment Returns

	Full Year Ended
	30/06/05	30/06/04	30/06/03
Shareholder Investment Returns	$M	$M	$M

Funds Management Business	33	26	13
Insurance Business	204	170	78

Shareholder Investment Returns before Tax	237	196	91
Taxation	60	44	18

Shareholder Investment Returns after Tax	177	152	73

	As at 30 June 2005
	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix (%)%		%	%	%

Local equities	7	1	5	5
International equities	3	6	8	5
Property	20	5	1	13
Other	—	4	2	1

Growth	30	16	16	24

Fixed interest	24	54	59	37
Cash	46	27	6	33
Other (1)	—	3	19	6

Income	70	84	84	76

Total	100	100	100	100

	As at 30 June 2005
	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix ($M)	$M	$M	$M	$M

Local equities	107	4	30	141
International equities	50	26	50	126
Property	306	19	6	331
Other	—	12	10	22

Growth	463	61	96	620

Fixed interest	370	224	346	940
Cash	684	112	36	832
Other (1)	—	12	109	121

Income	1,054	348	491	1,893

Total	1,517	409	587	2,513

(1)	Other mainly includes non revenue generating assets
     Domestic and international investment markets rebounded strongly over the Financial Year 2005, with the benchmark S&P/ASX200 price index increasing by 21.1% and the MSCI World index by 8.3%. All other asset classes (fixed interest, property and cash) posted positive returns.
     Shareholder investment returns of $237 million pre tax for the Financial Year 2005 represented an increase of 21% over the prior year. This reflected lower returns in Australia due to lower level of capital held in the business offset by the strong international investment markets.
     Capital reduced during the Financial Year 2005 as a result of dividends to the shareholder in excess of profit ($56 million), foreign exchange movements ($58 million) and the acquisition of a small entity, Symetry Limited.
     For the Financial Year 2004, Domestic and international investment markets rebounded strongly with the benchmark S&P/ASX200 price index increasing by 16.7% and the MSCI World index by 21.8%. All other asset classes (fixed interest, property and cash) posted positive returns.

Life Insurance Valuations
     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses. These are Directors’ valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.
     In determining the carrying value, Directors have taken account of certain market based factors which result in the adoption of a more conservative valuation that is $450 million lower at 30 June 2005 ($450 million lower at 30 June 2004) than that determined by Trowbridge Deloitte.
     The Bank will be required to report under the Australian equivalent of International Financial Reporting Standards (“AIFRS”) for the financial year commencing 1 July 2005. On transition to AIFRS, the Appraisal Value Excess can no longer be recognised in full. Refer to Note 1 (qq) (iv) to the financial statements for further information.

		Life Insurance
	Funds		New
	Management	Australia	Zealand	Asia(1)	Total
Carrying Value at 30 June 2005	$M	$M	$M	$M	$M

Shareholders net tangible assets	500	1,017	409	587	2,513
Value of inforce business	1,859	533	359	—	2,751

Embedded Value	2,359	1,550	768	587	5,264
Value of future new business	3,096	330	350	22	3,798

Carrying Value	5,455	1,880	1,118	609	9,062

Increase/(Decrease) in Carrying Value since 30 June 2004	316	219	140	(15)	660

		Life Insurance
	Funds		New
	Management	Australia	Zealand	Asia(1)	Total
Analysis of Movement Since 30 June 2004	$M	$M	$M	$M	$M

Profits	349	176	71	50	646
Net Capital movements (2)	(121)	195	(79)	1	(4)
Dividends paid	(213)	(485)	—	(4)	(702)
Acquisitions(3)	(30)	—	—	—	(30)
FX Movements	—	—	2	(60)	(58)

Change in Shareholders NTA	(15)	(114)	(6)	(13)	(148)
Acquired excess	30	—	—	—	30
Net Appraisal value uplift/(reduction)	301	333	146	(2)	778

Increase/(Decrease) to 30 June 2005	316	219	140	(15)	660

(1)	The Asian life businesses are not held in a market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess, which effectively represents goodwill, is being amortised on a straight line basis over 20 years subject to impairment. Subject to gaining the appropriate regulatory approval, the disposal of the Hong Kong life insurance operations will occur subsequent to 30 June 2005. Refer Note 1 (pp) to the financial statements.

(2)	Includes capital injections, transfers and movements in intergroup loans.

(3)	Represents the purchase of Symmetry Limited. The goodwill on acquisition is reclassified as acquired excess, representing the difference between appraisal value and net assets at the time of acquisition.
Change in Valuations
     The valuations adopted have resulted in a total positive change in value of $660 million since 30 June 2004. The main components comprised:
-	An appraisal value uplift of $778 million, reflecting growth in Funds under Administration, and improved fund flows while persistency levels and claims ratios improved across each of the insurance businesses.

The uplift also includes the negative impact of continued uncertainty of future returns of investment markets and industry funds flows;

-	Decrease due to dividends in excess of profits of $56 million; and

-	A $62 million decrease in net tangible assets due to net capital and foreign exchange movements.

Group Operating Expenses (continued)
     The following table sets out the Group’s operating expenses for Financial Years 2005, 2004 and 2003.

	2005		2004	2003
	$M		$M	$M

Staff Expenses
Salaries and wages	2,274		2,152	2,106
Superannuation contributions	7		8	13
Provisions for employee entitlements	67		41	11
Payroll tax	115		115	107
Fringe benefits tax	32		32	26
Other staff expenses	104		100	120

Comparable business	2,599		2,448	2,383
Initiatives including Which new Bank	50		273	155

Total Staff Expenses (excluding share based compensation)	2,649		2,721	2,538

Share Based Compensation
Comparable business	44	(1)	105	94
Initiatives including Which new Bank	—		—	25

Total Share Based Compensation	44		105	119

Occupancy and Equipment Expenses
Operating lease rentals	331		340	354
Depreciation
Buildings	21		21	24
Leasehold improvements	58		55	51
Equipment	63		50	53
Operating lease fixed assets	8		—	—
Repairs and maintenance	71		68	58
Other	61		47	69

Comparable business	613		581	609
Initiatives including Which new Bank	13		20	3

Total Occupancy and Equipment Expenses	626		601	612

Information Technology Services
Projects and development	322		281	194
Data processing	248		238	255
Desktop	150		159	178
Communications	204		205	171
Software amortisation	26		11	78
Information technology equipment-depreciation	6		1	1

Comparable business	956		895	877
Initiatives including Which new Bank	52		292	30

Total Information Technology Services	1,008		1,187	907

Other Expenses
Postage	112		112	109
Stationery	108		114	118
Fees and commissions	628		598	551
Advertising, marketing and loyalty	288		311	259
Other	349		336	312

Comparable business	1,485		1,471	1,349
Initiatives including Which new Bank	35		164	26

Total Other Expenses	1,520		1,635	1,375

Comparable business	5,697		5,500	5,312
Initiatives including Which New Bank	150		749	239

Total Operating Expenses before goodwill amortisation	5,847		6,249	5,551

Appraisal value uplift/(reduction)	778		201	(245)
Goodwill amortisation	(325)		(324)	(322)

Profit from ordinary activities before income tax	5,638		3,843	2,976

(1)	Reduction in share based compensation reflects the cessation of the mandatory component of the equity participation plan in February 2005, which is now paid in cash and included within salaries and wages (refer to Note 29 to the financial statements).

Group Operating Expenses (continued)
     For the Financial Year 2005 the Group’s operating expenses were $5,847 million, a decrease of $402 million, or 6%. The decrease was mainly the result a decrease in Which new Bank expenses of $599 million to $150 million. Details of the Which new Bank program are on page 11.
     The Group’s operating expenses were $6,249 million in Financial Year 2004, an increase of $698 million or 13%. The key reasons for this were:
▪	Increase in Initiatives including Which new Bank costs by $510 million to $749 million.; and

▪	Increase in staff costs by $65 million or 3% due to an increase in level of salaries and wages as provided for in the Enterprise Bargaining Agreement (EBA).
Staff Numbers
     The table below details the Group’s staff numbers as at 30 June 2005, 2004 and 2003.

Staff Numbers as at 30 June	2005	2004	2003

Australia	27,991	29,236	29,608
New Zealand	4,719	4,630	4,144
Other Overseas	2,603	2,430	2,093

Full time staff equivalent	35,313	36,296	35,845

     Full time equivalent staff have been weighted for the lower costs per employee of staff on extended leave, for example, maternity leave, unpaid sick leave or career break.

	Year Ended 30 June

	2005	2004	2003
Income Tax Expense	$M	$M	$M

Banking	1,220	914	931
Funds Management — Corporate	100	79	57
Insurance — Corporate	89	66	28
Corporate tax	1,409	1,059	1,016
Policyholder	228	203	(58)
Total Income Tax Expense	1,637	1,262	958

Effective tax rate
Banking	30%	30%	29%
Funds Management — Corporate	22%	22%	20%
Insurance — Corporate	22%	21%	18%
     For the Financial Year 2005 the income tax increased $375 million or 30% as a result of the increase in profit. The effective tax rates remained relatively flat.
     Income tax increased by $304 million or 32% in Financial Year 2004. The main reason for this is the increase in policyholder tax of $261 million to $203 million, as a result of improved investment earnings. Segment tax expense and rates are discussed in the Banking, Funds Management and Insurance analysis sections.

Liquidity and Capital Resources
Capital Adequacy
     Commonwealth Bank of Australia (“the Bank”) is subject to regulation by the Australian Prudential Regulation Authority (“APRA”) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord. These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with risk-weighted on and off balance sheet assets. Regulatory capital requirements are measured for the Bank (known as “Level 1”) and for the Bank and its banking subsidiaries (known as “Level 2”). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.
     Regulatory capital is divided into Tier One and Tier Two capital. Certain deductions are made from the sum of Tier One and Tier Two capital to arrive at the Capital Base. Tier One capital consists of shareholders’ equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier Two capital consists of the general provision for credit losses and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses is deducted from the sum of Tier One and Tier Two capital to arrive at the Capital Base.
     In accordance with APRA’s methodology, measuring risk requires one of a number of risk weights to be applied to each asset on the balance sheet and to off-balance sheet obligations. The risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are no consistent with the loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.
Regulatory Changes
Basel II
     In June 2004, the Basel Committee on Banking Supervision (“the Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.
     The Basel II Framework is based on three “pillars”. Pillar 1 covers the capital requirements for banks, Pillar 2 covers the supervisory review process and Pillar 3 relates to market disclosure. There are three approaches to credit risk under the Basel II Framework. These are a standardised and two internal ratings-based (“IRB”) approaches. The Standardised Approach is a modified version of the current approach, but with risk weights aligned with the credit ratings of borrowers and counterparties. Under the IRB approaches (Foundation and Advanced), banks such as Commonwealth Bank that use internal models to calculate and allocate the amount of capital required for credit risk, may be able to use components of their own calculations to determine the amount of regulatory capital required for credit risk. Under the Foundation IRB Approach, the regulator will, in most cases, provide the parameters. Under the Advanced IRB Approach, substantially all of the parameters will be those used by the bank in its internal models. The Commonwealth Bank is intending to implement the Advanced IRB approach.
     The Basel II Framework introduces a capital requirement for operational risk. As with credit risk, there are multiple approaches. The Bank is intending to implement the Advanced Measurement Approach (“AMA”).
     The current capital requirements for market risk are not expected to change significantly under the Basel II Framework. The Bank is on track to lodge its Accreditation application for Advanced IRB and AMA approaches with APRA by 30 September 2005. The implementation of Basel II in Australia is expected to take place on 1 January 2008.
International Financial Reporting Standards
     The Bank will be required to report under the Australian equivalent of International Financial Reporting Standards (“AIFRS”) for the financial year commencing 1 July 2005. APRA has stated that it intends to amend its prudential regulations in response to the implementation of AIFRS and that these changes will take effect on 1 July 2006.
     Many of the AIFRS changes will have an affect upon the reporting of the Bank’s assets and equity. Currently, accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. In February 2005 APRA released a discussion paper on its proposed changes to fair value and other issues. However, APRA are yet to clarify the full extent of its proposed changes to regulatory capital requirements. As such, it is currently unclear what impact that these changes will have on the Bank’s capital adequacy position.
     Refer to Note 1 (qq) to the financial statements for further discussion of AIFRS.
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

Liquidity and Capital Resources (continued)
Active Capital Management
     The Bank maintains a strong capital position. The Tier One capital ratio increased from 7.43% to 7.46% and the Total Capital ratio decreased from 10.25% to 9.75% during the year to 30 June 2005. The Bank’s credit ratings remained unchanged.
     During the year, the Bank’s risk-weighted assets grew from $169 billion to $190 billion.
     The changes in the regulatory capital ratios are attributed to the following movements and significant initiatives undertaken to actively manage the Bank’s capital:
Tier One capital
▪	Issue of NZ$350 million (AUD$323 million) of Perpetual Preference Shares in December 2004;

▪	Issue of $200 million of shares in March 2005 to satisfy the DRP in respect of the interim dividend for 2004/05; and

▪	In accordance with APRA guidelines, the estimated issue of $272 million of shares to satisfy the DRP in respect of the final dividend for 2004/05.
     Further details of these transactions are provided in Note 29 to the financial statements.
▪	From 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier One capital. This change in regulatory requirements resulted in a $107 million decrease in Tier One capital.
Tier Two capital
▪	Issue of the Australian dollar equivalent of $1,554 million (Euro Medium Term Notes, Floating Rate Notes and Perpetual Preference Shares)of instruments qualifying for Lower Tier Two capital;

▪	A redemption of the equivalent of $1,866 million notes. However, as some of the notes had been amortised in accordance with APRA requirements, the impact was to reduce Tier Two capital in the year to 30 June 2005 by $1,592 million; and

▪	Reduction in Tier Two note and bond issues of $319 million resulting from changes in foreign exchange rates (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with APRA regulations).
Deductions from Total Capital
The following movements in deductions have occurred during the year:
▪	Dividends paid to the Bank from the life insurance and funds management businesses in excess of the dividend paid in respect of the after-tax profits of these businesses (refer to Note 34 to the financial statements).

		GROUP
	2005	2004
	Actual	Actual
Risk-Weighted Capital Ratios	%	%

Tier One	7.46	7.43
Tier Two	3.21	3.93
Less deductions	(0.92)	(1.11)

Total	9.75	10.25

Adjusted Common Equity (1)	4.91	4.75

		GROUP
	2005	2004
Regulatory Capital	$M	$M

Total Tier One capital	14,141	12,588

Total Tier Two capital	6,087	6,658

Total capital	20,228	19,246

Capital Base	18,479	17,355

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology.
Share Capital (for further details refer to Note 29 to the financial statements)
Trust Preferred Securities
     On 6 August 2003 a wholly owned entity of the Bank issued US$550 million ($832 million) of perpetual non-callable trust preferred securities due August 2015 into the US capital markets. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The securities qualify as Tier One capital of the Bank.
PERLS II
     On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (PERLS II). These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The securities qualify as Tier One capital of the Bank.

Liquidity and Capital Resources (continued)
Share Buy-back
     On 29 March 2004 the Bank announced the successful completion of an off-market share buy-back. A total of 19,360,759 shares were bought back at $27.50 per share, for a total cost of $532.4 million. An amount of $11 per share of the consideration for each share bought back was charged to paid up capital (total $213.0 million). The balance of $16.50 per share was deemed to be a fully franked dividend for Australian tax purposes and charged to retained profits (total $319.4 million).
     In accordance with the ATO Class Ruling CR2004/65, the “market value” of the shares bought back for tax purposes was $30.42 (“Tax Value”). For capital gains tax purposes an Australian resident individual or complying superannuation entity shareholder participating in the buy-back will be deemed to have disposed of each share bought back for deemed capital proceeds of $11.00 plus the amount by which the Tax Value exceeds the buy-back price. The Tax Value exceeded the buy-back price by $2.92 ($30.42 — $27.50). Accordingly, for capital gains tax purposes, the deemed disposal price for each share bought back was $13.92 ($11.00 + $2.92).
     The Share Buy-back was a result of the Bank’s continued focus on active capital management.
Share Purchase Plan
     In 2004 the Bank introduced a Share Purchase Plan (SPP). On 25 June 2004 a total of 14,891,250 shares were issued at $31.36 per share, for a total of $467 million, in respect of the SPP.
     The SPP reflects the Bank’s focus on creating flexibility for the future.
Commitments for Capital Expenditure Not Provided for in the Accounts

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Not later than one year	13	44	13	42
Later than one year but not later than two years	—	2	—	—

Total Commitments for Capital Expenditure Not Provided for in the Accounts	13	46	13	42

Debt Issues (for further details see Note 26)

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Short term debt issues	26,344	20,401	9,500	6,127
Long term debt issues	32,277	23,641	31,187	18,322

Total Debt Issues	58,621	44,042	40,687	24,449

Short Term Debt Issues
A$ Promissory Notes	1,214	1,450	—	—
A$ Bank Bills	624	490	—	—
US Commercial Paper	10,141	9,381	—	—
Euro Commercial Paper	4,976	3,638	3,065	2,498
Long Term Debt Issues with less than one year to maturity	9,389	5,442	6,435	3,629

Total Short Term Debt Issues	26,344	20,401	9,500	6,127

Long Term Debt Issues
US$ Medium Term Notes	15,358	8,790	15,680	8,146
A$ Medium Term Notes	4,850	4,453	6,272	2,813
JPY Medium Term Notes	868	734	692	520
GBP Medium Term Notes	4,401	3,837	2,736	1,981
Other Currencies Medium Term Notes	6,596	5,583	5,807	4,822
Offshore Loans (all JPY)	—	40	—	40
Eurobonds	204	204	—	—

Total Long Term Debt Issues	32,277	23,641	31,187	18,322

Maturity Distribution of Debt Issues
Less than 3 months	11,055	6,949	6,006	1,925
3 months to 12 months	15,288	13,452	3,493	4,202
Between 1 and 5 years	22,312	17,542	21,320	12,224
Greater than 5 years	9,966	6,099	9,868	6,098

Total Debt Issues	58,621	44,042	40,687	24,449

Liquidity and Capital Resources (continued)
The following table details the current debt programmes along with programme size and outstandings as at 30 June 2005. Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programmes as at 30 June 2005.
Debt Programmes and Issuing Shelves

Programme/Issue Shelf	Outstanding	Programme/Issuing Shelf Type

Australia
No Limit	A$ 1,619 million	Transferable Certificates of Deposit Programme
No Limit	A$ 25 million	Debt Issuance Programme
No Limit	A$ 3,200 million	Medium Term Note Programme

Euro Market
US$ 7 billion	US$2,514 million (1)	Euro Commercial Paper Programme
US$ 35 billion	US$26,001 million (1)	Euro Medium Term Note Programme (2)

Japan
JPY 500 billion	JPY 82 billion	Uridashi shelf (3)

United States
US$ 12 billion	US$6,284 million	Commercial Paper Programme
US$ 1 billion	US$250 million	Securities Exchange Commission registered shelf

(1)	Outstandings are recorded at historic exchanges rates (per programme documentation).

(2)	ASB Bank Limited is also an issuer under this program.

(3)	Amounts are also reflected under the $356 billion Euro Medium Term Note Programme.
An analysis of our borrowings and outstandings from existing debt programmes and issuing shelves including the maturity profile, currency and interest rate structure can be found in Note 26 and 28 to the Financial Statements.

Integrated Risk Management
Risk Management
     The integrated risk management framework identifies, assesses, manages and reports risks and risk adjusted returns on a relatively consistent and reliable basis.
     Independent review is carried out through the audit role.
     The Bank’s risk profile is measured by the difference between capital available to absorb loss and risk as assessed by target equity required.
     “Target equity” is defined as the potential risk of loss of one year’s earnings, measured at a standard consistent with an AA credit rating.
     Target equity is derived from underlying exposures to credit, market, operational and insurance risks in the banking and wealth management (insurance and funds management) businesses of the Bank. In the banking business, economic capital is a measure of the potential risk of loss of cash earnings. In the wealth management businesses, target equity is a measure of the potential risk of loss of the fair value of the business. This is then adjusted so as to allow comparison between the banking and wealth management businesses target equity.
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
     The Bank uses a diversified portfolio approach for the management of credit risk (refer to Note 14) comprised of the following:
-	A system of industry limits and targets for exposures by industry;

-	A process for considering the risk associated with correlations between large exposures;

-	A large credit exposure policy for aggregate exposures to individual, commercial and industrial client groups tiered by credit risk rating and loan duration; and

-	A system of country limits for geographic exposures.
     These policies assist in the diversification of the credit portfolio.
     The credit portfolio is managed in two distinct segments:
-	Statistically Managed Segment

-	Comprises exposures that are generally less than $250,000 and is dominated by the housing loan portfolio. Other products in this segment are credit cards, personal loans and some leasing businesses. Credit facilities are approved using scoring and check sheet techniques.

-	Risk Rated Segment

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
     A centralised exposure management system records all significant credit exposures of the Bank. Customers, industry, geographic and other significant groupings of exposure are regularly monitored.
     A centralised portfolio model is used to assess risk and return on an overall portfolio basis and for segments of the portfolio. The model also assists in determining economic equity and general provision requirements, and credit portfolio stress testing.
Off-Balance Sheet Arrangements
     The Bank is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Refer to “Off-Balance Sheet Arrangements” for further details.
Market Risk
     Market risk is the potential for change in the value of on and off balance sheet positions caused by a change in the value, volatility or relationship between market rates and prices.
     Market risk arises from the mismatch between assets and liabilities in both the banking and insurance businesses and from controlled trading undertaken in pursuit of profit. The Bank is exposed to diverse financial instruments including interest rates, foreign currencies, equities and commodities and transacts in both physical and derivative instruments.
     A discussion and analysis of the Bank’s market risk is contained in Note 39 to the Financial Statements. Information on trading securities is further contained in Note 10 to the Financial Statements. Note 2 to the Financial Statements contains financial markets trading income contribution to the Bank.
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

Integrated Risk Management (continued)
     The following table provides a summary of VaR by product. This is one element of the total integrated risk model used by the Bank. Refer to Note 39 to the financial statements for further details.

	Average VaR	Average VaR	Average VaR	Average VaR
	During	During	During	During
	June 2005	December 2004	June 2004	December 2003
VaR Expressed based	Half Year	Half Year	Half Year	Half Year
on 97.5% confidence	$M	$M	$M	$M

Group
Interest rate risk	3.44	3.68	2.88	3.02
Exchange rate risk	0.26	0.58	1.09	1.24
Implied volatility risk	0.49	0.53	0.84	0.92
Equities risk	0.04	0.22	0.70	0.56
Commodities risk	0.18	0.34	0.37	0.33
Prepayment risk	0.38	0.54	0.58	0.36
ASB Bank	0.22	0.26	0.14	0.20
Diversification benefit	(0.98)	(1.64)	(2.49)	(2.51)

	4.03	4.51	4.11	4.12
Credit Spread	4.85	4.67	4.92	—

Total	8.88	9.18	9.03	4.12

	Average VaR	Average VaR	Average VaR	Average VaR
	During	During	During	During
	June 2005	December 2004	December 2004	June 2004
VaR Expressed based	Half Year	Half Year	Half Year	Half Year
on 99.0% confidence	$M	$M	$M	$M

Group
Interest rate risk	4.78	4.72	3.69	3.99
Exchange rate risk	0.31	0.70	1.28	1.50
Implied volatility risk	0.73	0.70	1.04	1.26
Equities risk	0.05	0.30	0.98	0.70
Commodities risk	0.21	0.41	0.45	0.40
Prepayment risk	0.38	0.54	0.58	0.36
ASB Bank	0.32	0.34	0.19	0.25
Diversification benefit	(1.28)	(2.01)	(3.21)	(3.26)

	5.50	5.70	5.00	5.20
Credit Spread	5.75	5.54	5.84	—

Total	11.25	11.24	10.84	5.20

     In the non-traded book of the banking business, a range of techniques have been adopted to measure market risk. These include simulation of the effects of market price changes on assets and liabilities for business activities where there are no direct measures of the effects of market prices on those activities.
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
     Market risk in the life insurance business arises from mismatches between assets and liabilities. Guaranteed returns are offered on some classes of policy. These liabilities may not be capable of being easily hedged through matching assets. Wherever possible, the Bank segregates policyholder’s funds from shareholder’s funds and sets investment mandates that are appropriate for each.
     The investment mandates for assets in policyholder’s funds attempt to match asset characteristics with the nature of policy obligations. The ability to match asset characteristics with policy obligations may be constrained by a number of factors including regulatory constraints, the lack of suitable investments as well as by the nature of the policy liabilities themselves. A large proportion of policyholder’s assets are held for investment linked policies where the policyholder takes the risk of falls in the market value of the assets. A smaller proportion of policyholder’s assets are held to support policies where life companies have guaranteed either the principal invested or the investment return (‘guaranteed policies’) where investment mandates for these classes of policies emphasise lower volatility assets such as cash and fixed interest. The Bank no longer sells guaranteed policies. Inforce business contains guaranteed policies sold in the past and on which the Bank continues to collect premiums.
     Liquidity risk is not a significant issue in life insurance companies. The life insurance companies in the Bank hold substantial investments in highly liquid assets such as listed shares, government bonds and bank deposits. Furthermore, processing time for claims and redemptions enables each company to forecast and manage its liquidity needs.

Integrated Risk Management (continued)
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
     Under current APRA Prudential Standards, all Australian banks are is required to develop a liquidity management strategy that is appropriate for itself, based on its size and nature of operations. The objectives of the Group’s funding and liquidity policies are to:
▪	Ensure all financial obligations are met when due;
▪	Provide adequate protection, even under crisis scenarios, at lowest cost; and
▪	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.
     Funding risk
     Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The funding policy augments the Group’s liquidity policy with its aim to assure the Group has a stable diversified funding base without over-reliance on any one market sector.
     Domestically, the Group continues to obtain the majority of its Australian dollar funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has remained stable at 60% in June 2005 (June 2004: 60%). The Bank believes that the relative size of the its retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Group’s extensive retail network and the Group’s large share of pensioner deeming accounts.
     The cost of funds for Financial Year 2005, calculated as a percentage of interest expense to average interest bearing liabilities, was 4.53% on a group basis compared with the 4.0% on a group basis for Financial Year 2004.
     The Group obtains a significant proportion of its funding for the domestic balance sheet from wholesale sources – approximately 42.8% (2004: 39.5%), excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.
Derivatives
     Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. The Bank enters into derivatives transactions including swaps, forward rate agreements, futures, options and combinations of these instruments. The sale of derivatives to customers as risk management products and their use for trading purposes is integral to the Bank’s financial markets activities. Derivatives are also used to manage the Group’s own exposure to market risk. The Bank participates in both exchange traded and over the counter (“OTC”) derivatives markets.
     Exchange Traded Derivatives
     Exchange traded derivatives are executed through a registered exchange, for example the Sydney Futures Exchange or the Australian Stock Exchange. The contracts have standardised terms and require lodgement of initial and variation margins in cash or other collateral at the Exchange, which guarantees ultimate settlement.
OTC Traded Derivatives
     The Bank buys and sells financial instruments that are traded ‘over-the-counter’, rather than on recognised exchanges. The terms and conditions of these transactions are negotiated between the parties, although the majority conform to accepted market conventions. Industry standard documentation is used, most commonly in the form of a master agreement supported by individual transaction confirmations. The documentation protects the Bank’s interests should the counterparty default, and provides the ability to net outstanding balances in jurisdictions where the relevant law allows.
     The Bank’s exposure to derivatives is disclosed in Note 39 Market Risk.
Operational and Strategic Business Risk
     The Bank’s operational and strategic business risk management framework supports the achievement of the Group’s financial and business goals.
     Operational Risk is defined as the risk of economic gain or loss resulting from:
-	Inadequate or failed internal processes and methodologies;

-	People;

-	Systems; or

-	External events.
     Strategic Business Risk is defined as the risk of economic gain or loss resulting from changes in the business environment caused by the following factors:
-	Economic;

-	Competitive;

-	Social trends; or

-	Regulatory.
     In each of the businesses, management is responsible for the identification, assessment and treatment of these risks. The Bank’s operational risk framework and governance structures supports these efforts through a suite of risk mitigating policies, the reporting of internal loss incidents and key risk indicators, expert assessment of risk exposures, and skilled operational risk people employed throughout the Group.
     The Bank’s operational risk measurement methodology has been enhanced to meet internal needs and position for future Basel II requirements. This methodology combines expert assessment of individual risk exposures with internal loss data to calculate operational risk economic equity.
     Target equity for the banking business is calculated by aggregating individual risk measures which are based on expert assessment. For the insurance and funds management businesses target equity is calculated using worst-case scenarios that impact upon business risk factors such as pricing, margins and business volumes.
     The Bank continues to benchmark and monitor its insurance risk transfer program for efficiency and effectiveness. This is primarily achieved through a methodology to optimise total shareholder returns in determining the most appropriate blend of insurance risk transfer and economic capital.

Integrated Risk Management (continued)
Business Continuity Management
     Business Continuity Management (“BCM”) within the Bank involves the development, maintenance and testing of advance action plans to respond to defined risk events. This ensures that business processes continue with minimal adverse impact on customers, staff, products, services and brands.
     BCM constitutes an essential component of the Bank’s risk management process by providing a controlled response to potential operational risks that could have a significant impact on the Bank’s critical processes and revenue streams. It includes both cost-effective responses to mitigate the impact of risk events or disasters and crisis management plans to respond to crisis events.
     A comprehensive BCM program including plan development, testing and education has been rolled out across all business units to embed BCM methodologies and capability throughout the Bank.
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
     At 30 June 2005, the Bank’s cross-border outstandings with the finance and insurance industry within the United States of America, with cross border outstandings of $3.1 billion, was 1% of the Group’s total assets. At 30 June 2004, there were nil cross-border outstandings of individual countries by industry category exceeding 1% of the Group’s total assets.
     At 30 June 2005, the United States of America, with cross border outstandings totalling $3.3 billion, was the only country to exceed 0.75% of the Group’s total assets. At 30 June 2004, there were two countries with cross border outstandings greater than 0.75% of the Group’s total assets – Germany totalling $2.7 billion and the United States of America totalling $2.4 billion.

Off-Balance Sheet Arrangements
     The Group is a full service financial institution that offers a range of on-balance sheet and off-balance sheet arrangements and commitments to customers in the normal course of business. In addition, the Group has a number of other arrangements that form part of its day to day business operations. Such activities include traditional off balance sheet credit risk related instruments, commitments under capital and operating leases, long term debt issues, provision of liquidity facilities to securitisation programs and other contractual arrangements. These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Group policy, exposure to any of these transactions is not carried at a level that would have a material effect on the financial condition of the Group. The impact on the Statement of Financial Performance from these off balance sheet arrangements is not material. There are no significant differences between Australian and US GAAP arising out of off-balance sheet arrangements.
Consolidated Entities
     The Group is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Under Australian GAAP these entities are consolidated in the financial statements if they meet the criteria of control. The definition of control depends upon substance rather than form and, accordingly, determination of the existence of control involves management judgment. The Group has no off balance sheet financing entities that it is considered to control under Australian GAAP. Under US GAAP, the criteria for consolidation differ from Australian GAAP. See the section below on Asset Backed-Finance Programs below for further details.
Asset Backed Finance Programs
     The Group is an active participant in the asset backed financing market where it assists customers’ financing needs through providing customer access to the capital markets through issuer sponsored special purpose entities under master series agreements. The issuers are separate bankruptcy remote entities in the business of acquiring approved investments and/or entering into hedge transactions or other agreements by issuing debt securities. The issuers operate through segregated series and the debt issues of different series may have different credit ratings. The primary source of repayment of the debt issues is the cash flow from the pools of assets. Investors in the debt issues have no recourse to the general assets of the Group.
     The issuers are not owned or controlled by the Group and have independent directors. Under Australian GAAP the assets and liabilities or the issuers are not consolidated into the Group’s Statement of Financial Position. For US GAAP, the issuers are a type of variable interest entity as defined by FASB Interpretation No 46, “Consolidation of Variable Interest Entities”. Under the provisions of FIN 46, the variable interest entity is deemed to be controlled by the Group, if the Group has most of the risks and/or benefits. As a result of the application of the standard, a number of entities are consolidated by the Group, resulting in an increase in assets of $566 million and liabilities of $566 million for US GAAP. AIFRS requires the consolidation of certain special purpose vehicles that were not consolidated under Australian GAAP. Some, but not all, of these vehicles are required to be consolidated under US GAAP.
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
     In certain instances the Group provides deal specific credit enhancements as an arms length financial arrangement for the issuers in the form of liquidity facilities and derivatives. The following tables summarises the total amount of the Group’s arrangements to the program:
Group Arrangements with Issuers

	2005	2004	2003
	$M	$M	$M
Management fee paid to the Group	2	3	1
Liquidity facilities utilised by Issuers	—	—	6
Derivatives face value provided to Issuers	51	839	644
Credit Risk Related Instruments
     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. These are transacted on a commercial basis to attract fees in line with market prices for similar arrangements, with terms and conditions having due regard to the nature of the transaction and the risks involved. They are not sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The only material category of commitments is the $76,162 million of commitments to provide credit, of which $68,365 million is committed within the next year. The commitment to provide cash under these instruments is managed within the Group’s liquidity and funding policies under current APRA Prudential Standards.
     The Group has a funding policy that augments its liquidity policy to assure the Group has a stable diversified funding base without over-reliance on any one funding source. The objectives of the liquidity and funding policies are to:
▪	Ensure all financial obligations are met when due;

▪	Provide adequate protection, even under crisis scenarios, at lowest cost; and

▪	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.
     Details of contingent liabilities and off balance sheet business are set out in Note 38 Contingent Liabilities, except for Derivatives, which is set out in Note 39 Market Risk. The table on the following page outlines the Group’s credit risk related instruments:

Off-Balance Sheet Arrangements

		Face Value	Credit Equivalent
	2005	2004	2005	2004
	$M	$M	$M	$M

Credit risk related instruments
Guarantees	2,438	2,230	2,438	2,230
Standby letters of credit	321	362	321	362
Bill endorsements	276	308	276	308
Documentary letters of credit	185	171	37	34
Performance related contingents	1,095	898	547	449
Commitments to provide credit	76,162	64,651	13,421	12,329
Other commitments	8,279	7,158	942	1,156

Total credit risk related instruments	88,756	75,778	17,982	16,868

     Guarantees represent unconditional undertakings by the Bank (or Group entity) to support the obligations of its customers to third parties.
     Standby letters of credit are undertakings by the Bank (or Group entity) to pay, against production of documents, an obligation in the event of a default by a customer.
     Bill endorsements relate to bills of exchange that have been endorsed by the Bank (or Group entity) and represent liabilities in the event of default by the acceptor and the drawer of the bill.
     Documentary letters of credit represent an undertaking to pay or accept drafts drawn by an overseas supplier of goods against production of documents in the event of payment default by a customer.
     Performance related contingents involve undertakings by the Bank (or Group entity) to pay third parties if a customer fails to fulfil a contractual non-monetary obligation.
     Commitments to provide credit include all obligations on the part of the Bank (or Group entity) to provide credit facilities.
     Other commitments include the Bank’s (or Group entity) obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities.
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
     The maximum potential amount of future payments that may be required for Guarantees as defined in FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others is set out by term below:

					As at 30 June 2005
						Carrying
	Less than 1 year	1 to 3 year	3 to 5 years	over 5 years	Total	Value
	$M	$M	$M	$M	$M	$M

Guarantees	2,431	—	—	7	2,438	7.9
Standby letters of Credit	234	17	10	60	321	1.0
Bill endorsements	276	—	—	—	276	0.9
Documentary letters of credit	185	—	—	—	185	0.6
Performance related contingents	1,095	—	—	—	1,095	3.5

Total	4,221	17	10	67	4,315	13.9

					As at 30 June 2004
						Carrying
	Less than 1 year	1 to 3 year	3 to 5 years	over 5 years	Total	Value
	$M	$M	$M	$M	$M	$M

Guarantees	2,124	1		105	2,230	3.6
Standby letters of Credit	228	75	11	48	362	0.6
Bill endorsements	308				308	0.5
Documentary letters of credit	171				171	0.3
Performance related contingents	897			1	898	1.4

Total	3,728	76	11	154	3,969	6.4

Off-Balance Sheet Arrangements (continued)
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
     The Group securitises mortgage loans to a special purpose entity (SPE). The SPE is a separate bankruptcy remote entity that operates under master series agreements. The SPE operates through segregated series and the securities issued in different series may have different credit ratings. The primary source of repayment of the securities issued is the cash flow from the pools of assets. Investors in the securities issued have no recourse to the general assets of the Group. Under Australian GAAP these loans are removed from the Group’s Statement of Financial Position. For US GAAP the conditions to allow securitised loans to be removed from the Statement of Financial Position include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets. The Group meets these requirements of US GAAP and as a result also does not consolidate the SPE under US GAAP.
     The outstanding balance of securitised loans at 30 June 2005 was $10,818 million (2004: $7,605 million; 2003: $6,480 million). No credit losses were incurred by the Group in relation to these securitised loans during the Financial Year 2005. The credit risk in respect of these loans is fully covered through mortgage insurance
     Interest rate swaps and liquidity facilities are provided at arms length to the program by the Group in accordance with APRA Prudential Guidelines. These liquidity facilities are disclosed within Contingent Liabilities as commitments to provide credit (2005: $337 million; 2004: $292 million). Interest rate swaps (2005: $13,899 million; 2004: $10,577 million) are disclosed within the Market Risk note. These commitments are very minor in the totality of the Group’s business.
     For its services to the program, the Group receives fees such as loan servicing and program management fees on an arms length basis. Fee income is recognised in income on an accruals basis in relation to the period in which the costs of providing these services are incurred. The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met. The value of securitization fee and residual income is not a material component of the Group’s fee income.
     Cashflows paid to CBA from the SPE in Financial Years 2005, 2004 and 2003 were:

	2005	2004	2003
	$M	$M	$M

Servicing fee	20	15	17
Management fee	2	2	2
Excess servicing fee	30	36	30
Proceeds from sale of mortgage loans	5,989	3,436	1,664
Interest rate swaps	14	27	35

Total cash receipts	6,055	3,516	1,748

Contractual and Commercial Commitments
     At the end of Financial Year 2005 the Group had commitments for capital expenditure (see Note 36) and lease commitments (see Note 37). These commitments are minor in the totality of the Group’s commitments.
     The Group also had various monetary contractual liabilities, such as deposits and other public borrowings, payables to other financial institutions, bank acceptances, life liabilities, debt issues and loan-capital, and other monetary liabilities. Refer to note 32 to the Financial Statements for the maturity distribution of these monetary contractual liabilities. Details of the Group’s contractual obligations are set out in the following table:
Contractual Obligations

				As at 30 June 2005
Payments due by period
		Less than 1			More than
	Total	year	1 - 3 years	3 - 5 years	5 years
	$M	$M	$M	$M	$M

On balance sheet
Debt issues	58,621	26,344	13,437	8,874	9,966
Deposits and other borrowing	168,029	163,616	2,982	1,292	139
Loan capital	6,291	392	1,033	1,405	3,461

Total on balance sheet	232,941	190,352	17,452	11,571	13,566

Off balance sheet
Credit risk related instruments	88,756	74,186	6,386	6,727	1,457
Commitments for Capital Expenditure Not Provided for in the Accounts	13	13	—	—	—

Lease Commitments — Property,Plant and Equipment	1,146	297	386	249	214

Total off balance sheet	89,915	74,496	6,772	6,976	1,671

				As at 30 June 2005
Payments due by period
		Less than 1			More than
	Total	year	1 - 3 years	3 - 5 years	5 years
	$M	$M	$M	$M	$M

On balance sheet
Debt issues	44,043	20,401	12,130	5,413	6,099
Deposits and other borrowing	163,177	158,745	2,556	1,038	838
Loan capital	6,631	458	1,073	547	4,553

Total on balance sheet	213,851	179,604	15,759	6,998	11,490

Off balance sheet
Credit risk related instruments	75,778	62,450	5,313	6,392	1,623
Commitments for Capital Expenditure Not Provided for in the Accounts	46	44	2	—	—
Lease Commitments — Property, Plant and Equipment	1,148	295	268	378	207

Total off balance sheet	76,972	62,789	5,583	6,770	1,830

Leases
     Leases entered into by the Group are for the purpose of accommodating the Group’s business needs. Leases may be over retail, commercial, industrial and residential premises and reflect the needs of the occupying business and market conditions. All leases are negotiated with external professional property resources acting for the Group.
     Rental payments are determined in terms of relevant lease requirements — usually reflecting market rentals as described by standard valuation practice.
Long Term Contracts
     In 1997, the Bank entered into a ten year contract with EDS (Australia) Pty Ltd, relating to the provision of information technology services.
     In 2000, the Bank entered into a five year agreement with TCNZ Australia Pty Ltd (now trading as Gen-i Australia) a subsidiary of Telecom New Zealand for the provision of telecommunications services. During financial Year 2005 the majority of the services under this agreement were extended to August 2008.

Contractual and Commercial Commitments
Failure to Settle Risk
     In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing System (“Clearing Stream 1”), the Bulk Electronic Clearing System (“Clearing Stream 2”), the Consumer Electronic Clearing System (“Clearing Stream 3”) and the High Value Clearing System (“Clearing Stream 4”, only if operating in ‘bypass mode’) of the Australian Payments Clearing Association Limited, the Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities. This credit risk exposure is unquantifiable in advance.
Service Agreements
     The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and Specified Executives of the Company and its controlled entities at 30 June 2005 was $7 million (2004: $8 million).
Transactions in Own Shares
     The Group has in place the following employee share plans:
▪	Commonwealth Bank Employee Share Acquisition Plan;

▪	Commonwealth Bank Equity Participation Plan;

▪	Commonwealth Bank Equity Reward Plan; and

▪	Commonwealth Bank Non-Executive Directors Share Plan.
     The plans provide staff and directors with potential to receive shares or options over shares in the Group. Full details of these plans are set out in Note 29 Share Capital. The impact of these plans have no material impact on the Group’s Statement of Financial Performance.

Critical Accounting Policies and Estimates (continued)
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
     Specific provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates by management of the realisable (fair) value of collateral taken.
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
     All facilities subject to a specific provision for impairment are classified as non-accrual, as set out in Note 15 to the financial statements.
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
     The amount required to bring the general provision to the level assessed is taken to profit and loss as set out in Note 13 to the financial statements.
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
- Business assumptions including:
-	Amount, timing and duration of claims/policy payments;

-	Policy lapse rates; and

-	Acquisition and long term maintenance expense levels;
- Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and

- Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.
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
     On transition to the Australian equivalent of International Financial Reporting Standards (“AIFRS”) on 1 July 2005, the asset “Excess of Net Market Value over Net Tangible Assets of Life Insurance Controlled Entities” can no longer be recognised in full. As a result, the Bank will, on adoption of AIFRS, cease to recognise any movement in the appraisal value in the Statement of Financial Performance. The write off of the internally generated component will principally be reflected against General Reserve; and the acquired component will be reclassified as Goodwill.
Provision for Which new Bank costs
     On 19 September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation program and involves the Bank in additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the year to 30 June 2005 such expenses have totalled $150 million and principally comprised redundancies and process improvement costs. In the period to 30 June 2004 such expenses have totalled $749 million and principally comprised of redundancies, expensing of previously capitalised software of $219 million, process improvements and branch refurbishment.
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
     On this basis a provision for ‘Which new Bank’ costs of $91 million was outstanding at 30 June 2005, which is included in the expenses referred to above.
     The cost estimates for the provision were determined by the businesses concerned taking into account the details of the planned initiatives and their timing. Other provisions for restructuring established in the past have proved to be appropriately estimated at the time. The provision established in June 2000 when the Group acquired the Colonial Limited Group of companies to cover the integration of the Colonial operations into the existing Group is described in Note 1(z) of the Financial Statements for the year ended 30 June 2003. This provision for restructuring was estimated at $400 million at 30 June 2000. This initial estimate was subsequently revised up to $545 million in the year ended 30 June 2001. The revision to costs of restructure principally related to additional staff redundancy payments and information technology contract termination costs. The current transformation initiative is a three year program that is estimated to cost $1,480 million over the 2004 to 2006 period. Minimal additional provisions for ‘Which new Bank’ costs are expected to be established over the remaining period.
International Financial Reporting Standards
     On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (“AIFRS”) to the maintenance of all financial records. This is in line with the conversion deadline set out by the Financial Reporting Council of Australia.
     Descriptions of the key AIFRS issues are set out in Note 1 (qq) to the Financial Statements.
Significant US GAAP adjustments
     For US GAAP reporting purposes a number of adjustments are required (see note 48) to reconcile Australian GAAP reported net profit, shareholders’ equity and total assets to US GAAP reported information. The most significant of these are;
▪	Life insurance — the methodology used for estimating policy holder liabilities, for deferring costs and valuing controlled entities is markedly different under US GAAP compared to Australian GAAP (results in a $990 million decrease in net income for Financial Year 2005, $270 decrease in net income for Financial Year 2004 and $24 million increase for Financial Year 2003.);

▪	Derivatives — Australian GAAP requires derivative hedges of non trading assets and liabilities to be brought to account on an accruals basis, whereas US GAAP requires the fair value of all derivatives to be on the balance sheet (results an increase of $263 for the Financial Year 2005 in net income; results in a decrease of $736 million in net income for Financial Year 2004 and $636 million increase in net income for Financial Year 2003);

▪	Pensions — Australian GAAP requires pension expenses for defined benefit pension plans to be accounted for on an incurred basis, whereas US GAAP requires an accrual basis (results in a $62 million decrease in net income for Financial Year 2005, $24 million decrease in net income for Financial Year 2004 and $6 million decrease for Financial Year 2003). For more details in relation to pensions see below.

▪	Goodwill amortisation — Australian GAAP requires goodwill to be amortised over its useful life up to a maximum of 20 years. Effective 1 July 2002, goodwill is not amortised under US GAAP but is reviewed for impairment every period end. The goodwill amortisation expense reversed was $325 million for the Financial Year 2005, $324 million for Financial Year 2004 and $322 million for Financial Year 2003.

▪	Loan Impairment Provisions — For the Financial Year 2005 the Group has made a number of changes in the approach used to estimate the loan impairment provision. These changes have been introduced to provide a more consistent approach for calculating the estimate of loan impairment under USGAAP and AIFRS. As such a US GAAP adjustment has been recorded for the Financial Year 2005. This results in an increase in loans advances and other receivables of $354 million for the Financial Year 2005 and an increase in other provisions of $25 million.

▪	Fin 46 Variable Interest Entities: US GAAP requires the consolidation of variable interest entities if the conditions outlined in the FIN 46 are met. For the year ended 30 June 2005, this resulted in an increase in assets of $566 million, increase in liabilities of $2,139 million, a decrease in shareholders’ equity of $1,460 million and a decrease in income of $76 million.

Critical Accounting Policies and Estimates (continued)
Pensions
     The Group sponsors a range of superannuation plans for its employees world wide. Details of major defined benefit plans with assets in excess of $10 million are:

Name of Plan	Type	Form of Benefit

Officers’ Superannuation Fund (OSF)	Defined Benefits and Accumulation	Indexed pensions and lump sums

Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS)	Defined Benefits and Accumulation	Indexed pensions and lump sums
     For the above plans, entities of the Group contribute to the respective plans in accordance with the Trust Deeds following the receipt of actuarial advice. Details of the Bank’s contributions to these plans and the respective funds actuaries’ estimated financial position are set out in Note 40. The Bank expect the financing of these defined benefit plans will affect its cashflows in the Financial Year 2006 in a immaterial manner (ie cash outflows of less than $15 million).
     With the introduction of AIFRS from 1 July 2005, the surpluses and/or deficits that arise within individual defined benefit superannuation plans must be recognised in the statement of financial position. There is a choice of three options for the recognition of actuarial gains and losses related to defined benefit superannuation plans. The three options are direct recognition in Profit of all of actuarial gain or loss, direct recognition in Retained Earnings of all of the actuarial gain or loss or the ‘corridor’ approach which progressively recognises a certain portion of the gain or loss within Profit over the expected average remaining working lives of employees within the plan. The Bank has selected direct recognition in Retained Earnings as the method of accounting for its defined benefit plans. For US GAAP, the Bank continues to apply the ‘corridor’ approach in line with the requirements of US accounting standard SFAS 87 ‘Employers’ Accounting for Pensions’.
     The surpluses and/or deficits that arise within individual defined benefit superannuation plans do not currently impact the calculation of the Bank’s regulatory capital. The Australian Prudential Regulatory Authority (APRA) has released a discussion paper setting out some of its proposed prudential responses to the adoption of AIFRS by APRA regulated institutions (including the impact of the recognition of the surpluses and/or deficits of defined benefit superannuation plans). APRA is consulting with regulated entities, including the Bank, prior to their finalisation of any amendments to the prudential regulations.
     On transition to AIFRS, Retained Earnings at 1 July 2004 increased by $389 million to reflect the net accounting surplus of $556 million (pre tax) at 1 July 2004. By comparison, the Bank also disclosed an identical net pre-tax accounting surplus at 30 June 2004 in its US GAAP financial statements. Application of the ‘corridor’ approach (mandated under US GAAP) meant that the Bank’s US GAAP balance sheet and shareholder equity included prepaid pension costs of $1,173 million (pre-tax) of which $243 million relating to the Colonial acquisition was adjusted against goodwill. Application of the ‘corridor’ approach meant losses of $615 million (pre-tax) will be unrecognised.
     For the AIFRS comparative financial year ended 30 June 2005, the restatement of the Statement of Financial Performance included an additional non cash expense of $52 million (after tax) or $75 million (pre tax). Application of the ‘corridor’ approach under US GAAP resulted in the recognition of net loss of $17 million during 2004/2005 and a net periodic pension expense under US GAAP of $64 million (after tax) or 92 million (pre tax).
     At 30 June 2005, the net accounting surplus under AIFRS and US GAAP was $447 million (after tax) or $640 million (pre tax). For the year to 30 June 2005, there was an increase of $110 million to net assets and Retained Earnings which comprised an actuarial gain of $102 million and other movements totalling $8 million (principally foreign exchange movements) results in a total increase of $110 million to net assets and Retained Earnings. Positive factor affecting the actuarial gains/losses was the upturn in investment markets during 2004/2005 whilst negative factors included the decrease in discount rate assumption (discussion below) and adoption of more conservative pensioner mortality assumptions to align with the actuarial practices of the Bank’s life insurance business.
     By comparison, under the ‘corridor approach’ (mandated under US GAAP), actuarial gains/losses first impact the value of unrecognised gains/losses. Portion of these amounts may then be recognised through the future Profit in accordance with the ‘corridor’ approach. The net actuarial gains for 2004/2005 contributed to the reduction in unrecognised net loss at 30 June 2005 to $448 million (pre tax). The Bank expects this unrecognised net loss to affect its 2005/2006 net periodic expense in an immaterial manner (ie less than $10 million pre tax).
     The key economic assumptions used to calculate the above are:

Assumption	2005	2004

Discount Rate (Gross of tax)	5.10%	6.00%

Compensation increase rate	4.25%	4.25%

Return on assets	7.50%	7.50%

     The return on asset assumption is determined as the weighted average of the long term expected returns of each asset class where the weighting is the benchmark asset allocations of the assets backing the defined benefit risks.
     Australian and UK legislation requires that superannuation (pension) benefits be provided through trusts. These trusts (including their investments) are managed by trustees who are legally independent of the employer. As at 30 June 2005, the benchmark asset allocations and actual asset allocations for the assets backing the defined benefit portion of the OSF is as follows:

	Benchmark	Actual
Asset Sector	Asset Allocation	Allocation

Australian Equities	27.5%	30.7%

Overseas Equities	21.0%	21.5%

Real Estate	15.0%	15.4%

Fixed Interest Securities	25.5%	24.1%

Cash	5.0%	4.9%

Other[1]	6.0%	3.4%

1.	These are assets which are not included in the traditional asset classes of equities, fixed interest securities, real estate and cash. They include infrastructure investments as well as high yield and emerging market debt.
     The long term expected returns of each asset class are determined following receipt of actuarial advice.
     The return on assets assumption for 2004/2005 was 7.50% pa (after tax) and the Bank does not expect this assumption to change for 2005/2006.
     An one percentage increase in the return on assets assumption for the OSF will decrease the Bank’s net periodic pension expense by $47 million whilst an one percentage decrease in the return on assets assumption will increase the pension expense in the Financial Year 2005 by $46 million (pre tax).

Critical Accounting Policies and Estimates (continued)
     To align the reporting of the Bank’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirements of AIFRS, effective from 30 June 2004, the discount rate assumption is based on the yield on 10 year Australian government securities. Future discount rate assumptions will vary in line with market movements in the yield on 10 year Australian government securities.
     An one percentage increase in the discount rate assumption for the OSF will affect the Bank’s staff superannuation AIFRS disclosures as follows:
▪	decrease the 1 July 2004 liabilities by $379 million (pre tax)

▪	increase the 2004/2005 pension expense by $31 million (pre tax)

▪	decrease the 30 June 2005 fund liabilities by $467 million (pre tax)
     Correspondingly, an one percentage decrease in the discount rate assumption for the OSF will affect the Bank’s AIFRS staff superannuation disclosures as follows:
▪	increase the 1 July 2004 fund liabilities by $457 million (pre tax)

▪	decrease the 2004/2005 pension expense by $28 million (pre tax)

▪	increase the 30 June 2005 fund liabilities by $595 million (pre tax)
     Application of the ‘corridor’ approach under US GAAP meant that an one percentage decrease in the discount rate assumption resulted in the recognition of net loss of $16 million during Financial Year 2005 and an increase in net periodic pension expense under US GAAP of $26 million (pre tax).
Events after the end of the Financial Year 2005
     Sale of Hong Kong Life Insurance Business
     On 7 July 2005 the Bank entered into an agreement to sell its life insurance and financial planning business in Hong Kong to Sun Life Financial.
     The transaction was completed on 18 October 2005 with the Bank receiving a consideration of $608 million. Profit on sale of approximately $145 million will be recognised in the Financial Year 2006.
     Share Buy Back
     On 28 October 2005 the Bank announced an on-market buy-back of up to $500 million of the Bank’s ordinary shares and is expected to be completed within 6 months. The Buy-back is being undertaken as part of the Banks’ ongoing program of active capital management.
     Conversion to Australian International Financial Reporting Standards (AIFRS)
     On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (AIFRS) to the maintenance of all financial records. Refer to Note 1 (qq) to the financial statements for details on the changes and impacts.
     Purchase of 100% of Gandel Joint Venture Entities
     In October 2002, the Gandel Group and the Bank formed funds management and property management joint venture entities – CFSPRPL and GRM — which provided management services to the CFS Gandel Retail Trust (GAN). Under the terms of the joint venture agreement, the Gandel Group had the right to sell to the Bank its interests in CFSPRPL and GRM any time after 3 October 2005. On 6 October 2005, the Gandel Group exercised this right and as a consequence the Bank will acquire the Gandel Group’s interest in CFSPRPL and GRM resulting in 100% ownership of each of these entities. The impact of this transaction to the Group’s net profit after tax for the Financial Year 2006 is expected to be immaterial.
     As part of the joint venture agreement, the Gandel Group and the Bank must together hold a minimum unit holding in GAN of 27% until April 2006, with Gandel Group holding at least 6%. Currently Gandel Group holds around 18% and the Bank 14%. The Bank would be therefore be obliged to top up its holding should Gandel Group sell down.
     As part of these obligations around the GAN unit holdings, the Gandel Group has the option to put units in GAN to CBA at market value. There would be no profit and loss impact (DR Assets – GAN Units, CR Cash). Gandel Group has two remaining put options of 57 million units each (totalling 5.6% of GAN), which must be exercised by 3 April 2006.

Remuneration of Auditors
     Under the Corporations Act 2001 of Australia certain services performed by the Auditor are considered audit related services. Under SEC rules classify of the services would be audit services. The below table sets out the Remuneration of Auditors disclosure adjusted for SEC definitions:

	Group	Group
	2005	2004
	$’000	$’000
Amounts paid or due and payable for audit services to:
Ernst & Young	9,166	7,714
Other Auditors	114	134

	9,280	7,848

Amounts paid or due and payable for non-audit services to Ernst & Young:
Audit related services	832	1,113
Taxation services	16	222
All Other services
Corporate finance services	—	203
Staff assistance services	—	13
Other services	327	569

	1,175	2,120

Total Remuneration of Auditors	10,455	9,968

     Fees for audit services includes fees associated with statutory audit services, review of the Group’s half year financial statements, audit for the Group’s US Form 20-F, services in relations to statutory and regulatory requirements, and other services that only external auditor can provide such as comfort letters on debt issues.
     Audit related fees principally include accounting and regulatory consultations, due diligence in connection with acquisitions and disposals, and investigations and verification of internal control systems and financial or regulatory information.
     Taxation fees include income tax and GST compliance and related advice, and tax technology and related training.
     All other fees principally include transactions support services related to potential and actual acquisition and disposition transactions and advice regarding implementation of revised compliance and regulatory requirement.

Description of Business Environment
Overview
     Commonwealth Bank of Australia provides a comprehensive range of banking, financial, life and risk business insurance and funds management services in Australia, New Zealand, throughout Asia and in the United Kingdom. The Bank is Australia’s largest bank in terms of housing loans and retail deposits. At 30 June 2005, the Group had total consolidated assets of over $329 billion and loans outstanding of $218 billion. The Group’s net profit after tax was $3,991 million for Financial Year 2005.
     The Commonwealth Bank of Australia became the successor in law to the State Bank of New South Wales (known as Colonial State Bank) and to all the assets and liabilities of State Bank of New South Wales effective on 4 June 2001 pursuant to legislation (acquired on 13 June 2000).
     The address of the Bank’s principal executive office is 48 Martin Place, Sydney, New South Wales, 1155, Australia and its telephone number is (612) 9378 2000.
     The Group is managed within three primary business segments, being banking, funds management and life insurance.
Banking
     The Group’s banking operations contributed approximately 64% of its total net profit after tax for Financial Year 2005 and represented approximately 89% of the Group’s total assets at 30 June 2005. The Group’s banking operations consist primarily of the operations of the Bank and ASB Bank.
Funds Management
     The Group’s funds management operations consist primarily of the Colonial First State Group (acquired as part of the Colonial Limited acquisition in June 2000). The Commonwealth Funds Management business was merged into the Colonial First State Group during the Financial Year 2003. For Financial Year 2005 the funds management operations contributed $633 million (16% of the Group) in net profit after tax. As at 30 June 2005 the funds management operations held $123 billion in Funds under Administration.
Insurance
     The Group’s insurance operations consist primarily of Commonwealth Life Limited, Colonial Mutual Life Assurance (CMLA), ASB Life Limited, Sovereign Group, operations in the Asian region and Commonwealth Insurance Limited. The Asian operations include both 100% owned subsidiaries and joint venture operations. The insurance operations of the Group contributed 20% ($781 million) of the Group’s net profit after tax for Financial Year 2004.
     Each of these businesses is described more fully within the preceding Banking, Funds Management and Insurance Business Analysis Sections.
     The operations of the core business functions are carried out by four customer-facing business units. They are International Financial Services, Wealth Management, Premium Business Services and Retail Banking Services. Other functions of the Group that support these core business functions include; Finance and Risk Management, Group Strategic Development, Group Technology and Human Resources.
International Financial Services (IFS)
     International Financial Services provides banking, insurance and investment product distribution services to corporate, business and retail customers in the Asia Pacific region. The Bank is represented in eleven countries, operating full retail banking branches in New Zealand (ASB Bank), Fiji (Colonial National Bank) and Indonesia (PT Bank Commonwealth).
     IFS has recently expended its banking presence in China and India, making two investments in Chinese city commercial banks, Jinan City Commercial Bank and Hangzhou City Commercial Bank, and establishing a Representative Office in India.
     Life insurance and fund management businesses are operated in China, Singapore, Indonesia, Vietnam, Fiji and New Zealand. The Bank also has global market activities in London, New York, Tokyo, Hong Kong, Singapore and Malta.
Wealth Management
     Wealth Management brings together the Group’s funds management platform, master funds, superannuation, insurance and financial advice business support. This includes Colonial First State, Commonwealth Investment Management, Colonial Insurance, CommInsure and third party support services for brokers, agents and financial advisers under existing brands.
     Additionally, Wealth Management operates funds management businesses in Singapore and the United Kingdom.
     Wealth Management has distribution strength across the Third Party Independent Financial Advisers channel (IFA), Bank planners and insurance consultants and advisers within our dealership groups.
Premium Business Services (PBS)
     PBS provides wealth and relationship management for the Bank’s premium clients (personal, business, corporate and institutional). PBS provides customized products and services for clients with more complex financial needs, designs and produces business products for distribution across the Bank, and undertakes financial markets activities in foreign exchange, debt and derivatives.
     Australia’s leading online broking service, CommSec, is also part of PBS.
Retail Banking Services (RBS)
     Retail Banking Services delivers customised service, focusing on meeting the financial needs of retail customers seeking accessible and affordable banking. Our end-to-end business brings together teams in branches, call centres, area offices, third party banking, retail operations and support office.
     We believe we are Australia’s most accessible bank facilities based on our extensive branch network, online banking and ATM network relative to our competitors, and provide service to customers across a wide range of outlets.
Financial and Risk Management
     Financial and Risk Management provides professional services and support to other divisions in the Group as well as to external parties. Value is added through policy formulation, strategic support and specialist advice on financial, risk and capital management as well as managing investor relations.

Description of Business Environment (continued)
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
     In December 1990, the Commonwealth Bank’s Restructuring Act 1990 was passed, which provided for:
▪	the conversion of the Bank into a public company with a share capital, governed by its Memorandum and Articles of Association but subject to certain overriding provisions of the Banking Act — this conversion occurred on 17 April 1991;

▪	the Bank to become the successor in law of the State Bank of Victoria (SBV) – this occurred on 1 January 1991; and

▪	the issue of shares in the Bank to the public.
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
     In connection with the public offer of the Commonwealth’s shares in 1996, transitional arrangements were implemented which provided that:
▪	all demand and term deposits were to be guaranteed by the Commonwealth government for a period of three years from 19 July 1996, when the Commonwealth of Australia ceased to hold more than 50% of the total voting shares in the Bank, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and

▪	all other amounts payable under a contract that was entered into before, and was outstanding at 19 July 1996, were to be guaranteed by the Commonwealth Government until their maturity.
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
     In June 2000, the Group acquired 100% of the share capital of Colonial Limited, a life insurance, banking and funds management group. Colonial had operations in Australia, New Zealand, the United Kingdom and throughout Asia and the Pacific. The Group purchased ASB Bank Community Trust’s remaining 25% interest in the ASB Group in New Zealand in August 2000 (the bank acquired 75% of ASB Group in February 1989).
Competition — Australia
     Financial services providers in Australia offer a wide range of products and services to retail and business customers, encompassing for the most part banking, funds management and insurance.
     The Australian financial services environment has been undergoing significant change over the last decade. The strong growth in lending over that time has been a significant driver of profitability for the sector. More recently however, the expectation is for lower credit growth going forward. This has lead to intensifying competition between traditional players in the banking sector, and to ongoing downward pressure on margins.
     Traditional competitors comprise the major banks, the five ‘regional’ banks and smaller domestic players. New entrants have emerged in recent years and include both local operators and global entities.
     The four major banks in Australia are Commonwealth Bank of Australia, National Bank of Australia, Westpac Banking Corporation and ANZ Banking Group. Each of the major banks offers a full range of financial products and services through branch networks across Australia. The five ‘regional’ banks, whilst smaller than the majors, now mostly operate across state borders, or nationally. They have experienced strong growth primarily in mortgage lending, facilitated by the proliferation of non-bank mortgage originators and brokers.
     There are thirteen foreign-owned banks operating in Australia through locally incorporated subsidiaries. An additional twenty-four banks conduct operations through a foreign bank branch. Five foreign banks have both a locally incorporated subsidiary and a branch.
     Non-bank financial intermediaries, such as building societies and credit unions, compete strongly in the areas of accepting deposits and residential mortgage lending, mainly for owner-occupied housing. These state-based institutions have been making headway in achieving multi-state coverage, partly encouraged by a more accommodating regulatory environment. Over recent years ‘community banks’ have emerged. Under this model, the local community effectively purchases, from a regional bank, the right to operate a franchise of the bank but within the auspices of the regional bank’s banking authority.
     In addition to the expectation of margin pressures from traditional players, incumbent banks are facing increased competition from new entrants. These new entrants may be smaller, locally based operations, or may be large global entities. In both cases, they are attacking the segments of the market where margins are typically the widest. The local new entrants have been encroaching on product markets such as retail deposits, housing loans and credit cards, and on distribution markets such as mortgage broking and business banking broking. The global new entrants enjoy the benefits of economies of scale and having some of their operations located in low cost markets. They are entering the deposit, home loan, credit card and business banking markets.
     Another longer term development has been the substantial growth in funds under management, especially within the superannuation (pension funds) industry. Future growth will be underpinned by the Australian Government’s continued encouragement of long-term saving through superannuation (employers contribute a defined percentage of the employee’s salary to a retirement fund on behalf of the employee. The employer then receives taxation concessions for the monies contributed). This growth potential continues to attract new entrants to this market, whether they be international fund managers or boutique competitors.
     For the major banks, the expectation of continuing but slower growth in credit, and the recognition of the potentially higher growth in wealth management, has resulted in their expansion into funds management and/or insurance, either through acquisition or through joint venture agreements with third parties.

Description of Business Environment (continued)
     The growing size of overall funds under management, when combined with the percentage of funds pre-allocated to fixed-income type investments, provides borrowers with a number of alternative sources of capital to pure bank finance. Indeed the corporate bond market in Australia has benefited from the growth in funds under management with many of the major Australian corporates now directly accessing capital markets domestically and around the world. The Bank, in competition with numerous domestic and foreign banks, is actively involved as an originator of corporate debt in the capital markets, especially in the Euro-Australian Dollar and Euro-New Zealand Dollar sector, and in the creation of new financing structures including as arranger and underwriter in major infrastructure projects undertaken by the corporate sector.
     Changes in the financial needs of consumers, deregulation, and technology developments have also changed the mode of competition. In particular, the development of electronic delivery channels and the reduced reliance on a physical network has facilitated the entry of new competitors from related industries, such as retailers, telecommunication companies and utilities. Technological change has provided opportunities for new entrants with differing combinations of expertise and has enabled the unbundling of the value chain.
Competition — New Zealand
     As in Australia, the New Zealand banking system is characterised by strong competition. The Bank’s activities in New Zealand are conducted through ASB Group. Banks in New Zealand are free to compete in almost any area of financial activity. As in Australia, there is strong competition with non-bank financial institutions in the areas of funds management and the provision of insurance.
     New Zealand banking activities are led by four financial services groups, all owned by Australian-based banks operating through nationwide branch networks.
     The Group’s major competitors in New Zealand are ANZ and the National Bank of New Zealand (both wholly owned subsidiaries of the ANZ Group), Bank of New Zealand (a wholly-owned subsidiary of National Australia Bank), and Westpac. In addition, there are several financial institutions operating largely in the wholesale banking sector including Deutsche Bank and ABN Amro.
     Through its wholly owned subsidiaries, Sovereign Group, ASB Life Limited and ASB Group Investments, ASB Group also competes in the New Zealand insurance and investment market, where Asteron (part of the Promina Group) and AXA are major competitors.
Employees
     The Commonwealth Bank Group employs approximately 35,300 employees on a full time equivalent basis.
     The Bank’s people strategy is to deliver excellence in customer service through ‘Engaged people who are empowered, motivated and skilled to deliver’. During the year, the Bank completed a number of activities as part of our people engagement strategy.
▪	Improvement in the Bank’s Occupational Health & Safety systems, to achieve a culture where workplace behaviours ensure the safety and health of all employees, contractors and customers, is a continuing priority.

▪	The Bank’s performance management system provides managers and team members with an opportunity to engage in regular conversations about job performance. The system has been aligned more closely with the Bank’s customer service and business objectives. Performance is measured against workplace behaviours as well as business outcomes. The relationship between individual and team performance and recognition and reward has also been strengthened.

▪	A program of process simplification is underway which draws on the techniques from “Lean Manufacturing” and “Six Sigma”. These methods support employee engagement by encouraging staff participation in the improvement of work systems which can reduce cycle times and costs.

▪	The Bank has continued to use employee equity plans aligned to shareholder interests. One example is the Employee Share Acquisition Plan, which provides staff with a grant of up to $1,000 worth of free shares if the Bank meets its overall performance targets. In eight of the last nine years, an annual grant of shares has been offered to staff. In respect of the Financial Year 2005 all eligible employees will receive shares to the value of $1,000.

▪	The Bank’s performance and remuneration systems are reviewed regularly to attempt to ensure good quality people continue to be attracted to the Bank and motivated to excel in customer service.

▪	Talent management systems have been enhanced. The role of the level above the direct manager has been simplified while executive reviews of talent have been broadened to enrich the assessment of potential high performers.
▪	The Bank’s leadership program has been comprehensively redesigned to support the Bank’s People Principles of Clear and Decisive; Empowered and Accountable; Learn and Grow; Trust and Team spirit; Discipline and Excellence; and Challenge and Innovate.
▪	The annual employee workplace (Gallup) survey, measuring employee engagement, showed the Bank increased its percentile rating from 74th in May 2003 to 77th in May 2005. This is against our target of exceeding the global best practice mark at the 75th percentile.
▪	As a committed Equal Employment Opportunity (EEO) employer, the Bank has enhanced the quality and accessibility of its EEO resources. It has also introduced a specialist EEO investigations stream into the Fair Treatment Review system. The absence of a difference in responses from male and female staff in the Bank’s annual employee workplace (Gallup) survey suggests that the Bank’s people engagement strategies are contributing to an inclusive workplace culture.
▪	The Bank has conducted a twice yearly performance culture survey which measures progress against cultural aspirations which were defined as part of the Which new Bank program.
▪	The Bank has continued to support its extensive range of flexible working practices — for example, part-time work, job share, career break and twelve weeks paid maternity leave.
     2004 Enterprise Bargaining Agreements (EBAs).
     A number of the Bank’s EBAs expired on 2 April 2004. On 17 February 2004 the Bank outlined its proposal for the new EBAs in an Executive Letter. On 12 March 2004 the Bank received the Finance Sector Unions (FSU’s) Log of Claims. Overall, the Bank has sought to have constructive negotiation with a fair and quick outcome to benefit our employees, our customers and shareholders. However, as agreement could not be reached, the Bank advised the FSU on 1 October 2004 that it did not intend to continue the 2004 EBA negotiations. This decision does not impact on current pay and conditions of any staff covered by EBAs as the existing agreements continue to operate until they are replaced.
     The EBAs continue to offer, where appropriate, an Australian Workplace Agreement (AWA), or other forms of individual contract as an alternative to the EBA.

Description of Business Environment (continued)
Financial System Regulation
     Australia has by international standards a high quality system of financial regulation. Following a comprehensive inquiry into the Australian financial system in 1996/1997 (the ‘Wallis Inquiry’), the Australian Government introduced a new framework for regulating the financial system. The previous framework, which applied regulations according to the type of institution being regulated, resulted in similar products being regulated differently. The new functional approach regulates products consistently regardless of the particular type of institutions providing them.
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
     Reserve Bank of Australia (“RBA”) — is responsible for monetary policy, financial system stability and regulation of the payments system.
     Australian Prudential Regulation Authority (“APRA”) — has comprehensive powers to regulate prudentially banks and other deposit-taking institutions, insurance companies and superannuation (pension funds). Unless an institution is authorised under the Banking Act 1959 or exempted by APRA, it is prohibited from engaging in the general business of deposit-taking.
     Australian Securities and Investments Commission (“ASIC”) — has responsibility for market conduct, consumer protection and corporate regulation functions across the financial system including for investment, insurance and superannuation products and the providers of these products.
     Australian Competition and Consumer Commission (“ACCC”) — has responsibility for competition policy and consumer protection across all sectors of the economy.
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
(ii) Funding and Liquidity
     APRA exercises liquidity control by requiring each bank to develop a liquidity management strategy that is appropriate for itself. Each policy is formally approved by APRA. A key element of the Group’s liquidity policy is the holding of a stock of high quality liquid assets to meet day to day fluctuations in liquidity. The liquid assets held are assets that are available for repurchase by the RBA (over and above those required to meet the Real Time Gross Settlement (“RTGS”) obligations, A$ Certificates of Deposits/Bills of other banks and A$ overnight interbank loans). More detailed comments on the Group’s liquidity and funding risks are provided above and in Note 39 to the Financial Statements.
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

Description of Business Environment (continued)
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
     The financial condition of life insurance companies is monitored through regular financial reporting, lodgement of audited accounts and supervisory inspections. Compliance with APRA regulation for general insurance companies is monitored through regular returns, lodgement of an audited annual return, and auditor certification covering prudential matters.
(vii) New Zealand Supervision
     In New Zealand, our operations are supervised by the Reserve Bank of New Zealand. The framework of supervision includes monitoring financial performance, large exposures, individual country exposures and capital adequacy. Like Australia, the Reserve Bank of New Zealand capital adequacy guidelines are generally in line with the Basel Committee on Banking Regulation and Supervisory Practices.
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
     I am very pleased to report another strong year of growth for the Bank during 2004/2005, despite increased competition in the financial services sector and expectations throughout the year of slower economic growth. This excellent result was achieved as the Bank continued to progress the Which new Bank program to transform the customer service experience. We are now well established to meet and, in many cases exceed, targets set at the commencement of the program in September 2003, and have laid a strong strategic platform for future growth.
Results
     The Bank reported a statutory full year net profit after tax (NPAT) of $3,991 million for the year ended 30 June 2005, an increase of 55% over the previous year. Cash net profit (NPAT excluding appraisal value uplift and goodwill amortisation) increased 31% to $3,538 million, which is at the upper end of guidance provided to the market in February 2005. On an underlying basis, which excludes Which new Bank expenses and Shareholder Investment Returns, NPAT rose 13% to $3,466 million for the full year.
     These results were achieved by strong revenue growth in a very competitive market and broadly flat expenses. The Bank is well on track to meet its commitment made at the start of Which new Bank to achieve between 4% and 6% compound annual growth productivity improvements over the three years of the program on a cash basis.
     A favourable Banking result was achieved for the year, supported by strong growth in home and personal lending. The net interest margin has been stable for the last three half years, with margin contraction for the full year of eight basis points to 2.45%, well within the Bank’s expectations. This was a particularly good outcome, given increased competition across lending and deposit products. Loan asset quality continued to be well managed, in line with the Bank’s risk management policies.
     The Fund Management business recorded a 28% increase in underlying NPAT reflecting growth in Funds under Administration supported by favourable investment markets. FirstChoice again achieved excellent flows, particularly in the retail segment due to competitive pricing, superior service and extensive distribution. Investment performance also stood out, with 95% of retail domestic funds outperforming the benchmark on a one year basis.
     The Bank’s Insurance business delivered a strong result for the year in both its Australian and international operations. The Australian insurance business maintained its number one market position in life risk premiums with 13.8% market share. The New Zealand business, operating under the Sovereign brand, improved volumes across all major business lines and experienced a positive claims result for the year.
     The Bank’s international banking, funds management and insurance businesses continued to grow and develop, providing the Bank with opportunities for expansion in select markets in the future.
     Commonwealth Bank acquired interests in two banks in China during the year — an 11% interest in Jinan City Commercial Bank and a 19.9% interest in Hangzhou City Commercial Bank (subject to regulatory approval). PT Bank Commonwealth (PTBC), our Indonesian banking business, has been operating since 1997 and continues to attract new customers. Australian customers of Commonwealth Bank can now access their funds from any of PTBCs 12 ATMs located in Jakarta, Bali, Surabaya and Bandung. This is a valuable service for the growing number of Australians working and travelling throughout Indonesia. The Bank has also established a representative office in Bangalore, India.
     These interests are low risk growth options which position us well for future growth in the region’s key markets.
Dividends and Capital
     The Bank paid another record dividend to Shareholders with the full year dividend payment totalling 197 cents per share, an increase of 14 cents per share on the previous year. This is the 13th year of increases in the full year dividend payment to Shareholders since the Bank was privatised. The full year dividend payout ratio (cash basis) is 73.9%, consistent with the 2003/2004 payout ratio which excluded Which new Bank expenses. This is an outstanding result for Shareholders.
     The final dividend payment of $1.12 per share, fully franked, will be paid to Shareholders on 23 September 2005. The Bank continues to issue new shares to satisfy the requirements of the Dividend Reinvestment Plan, which is capped at 10,000 shares per shareholder.
     During the year, dividend payments were also made to the holders of PERLS, PERLS II, Trust Preferred Securities, ASB Capital preference shares and ASB Capital No. 2 preference shares.
     The Bank maintained its strong capital position during the year with capital ratios sitting above the Bank’s target minimum ratios. Credit ratings remain unchanged and were re-affirmed by the major ratings agencies in June 2005.
     Two capital management initiatives undertaken during the year were well received by the market and provide additional capital flexibility for the Bank in the future. These included the issue of NZ$350 million of Perpetual Preference Shares in December 2004 by ASB Capital No. 2 Limited and an issue of NZ$350 million of Redeemable Preference Shares by CBA Capital Australia Limited in May 2005.
Which new Bank
     The Bank made significant progress with Which new Bank during the year, meeting all critical milestones set for 2004/2005 and many initiatives exceeding expectations. Net benefits for the year totalled $724 million, well in excess of the $620 million expected for the year. Considerable progress was made across many initiatives and highlights are detailed in the Chief Executive Officer’s Statement on page 5 of the Annual Report.
     Which new Bank is a three year program which now has significant momentum. It has been a time of transformational change for the Bank and I am pleased with our progress at a time of enormous change for our people. The Which new Bank program as originally formulated is to conclude during 2006 and the Bank is now working on further initiatives which will ensure that customer service enhancements will continue as more systems and processes are refined and our people remain committed to providing customers with a better service.

Chairman’s Statement (continued)
Outlook
     From an international perspective, we anticipate continuing respectable economic growth and strong commodity prices. Although domestic growth has slowed, a combination of widespread investment in capacity expansion, and favourable terms of trade together suggest some pick up in growth. Progress of the domestic economy is therefore contingent upon continuing strong terms of trade and the success of business investment.
     Australia’s fiscal position, credit quality, employment levels and business confidence are strong and provide a positive overall environment for financial services businesses. Robust demand for business credit is helping offset the continuing moderation of demand for housing credit from its record peak. Competition across the banking industry, particularly for deposits, is likely to continue, with margins declining generally in line with experience in recent years.
     In February 2005, the Bank increased its expected compound annual growth rate in cash earnings per share for the period 2003 to 2006 from exceeding 10 percent per annum to exceeding 12 percent per annum. Subject to market conditions, the Bank remains committed to at least achieving this goal. For the 2006 fiscal year, the Bank remains confident that the momentum within the business from Which new Bank will ensure that the Bank delivers EPS growth which equals or exceeds the average of its peers. As a consequence, the Bank expects dividend per share to further increase in the 2006 fiscal year subject to the factors considered in its dividend policy.
Corporate Governance
     The Bank continues to place great emphasis on its responsibilities for good corporate governance, and always strives to increase shareholder value. Recent increases in demands for compliance with corporate governance requirements have placed pressure on corporate resources and precious management time. While appropriate levels of regulation are needed, I am concerned that the current rate of growth in regulation hinders the ability of business to compete and prosper. The Bank will continue to find the right balance to have excellent corporate governance while striving for innovation and growth to benefit shareholders.
CEO Transition
     September 2005 also marks David Murray’s retirement after 39 years of service to the Commonwealth Bank, the past 13 years as Chief Executive Officer. David and the Board considered that this was an appropriate time for a new Chief Executive Officer to be appointed, with the Which new Bank program on track for completion during 2006 and sufficient time for the new CEO to develop the Bank’s future strategy.
     The Bank has undergone enormous change under David’s leadership. David took the Bank from a partly privatised company with a market capitalisation of $6 billion in 1992 to a fully integrated financial services provider with a market capitalisation of around $50 billion in 2005. Shareholder value has grown over David’s 13 year term as CEO with Total Shareholder Returns (including gross dividend payments) of more than 24% per annum (compound annual growth), an outstanding achievement for a public company to attain over an extended period.
     Significant milestones occurred under David’s leadership, including full privitisation, the integration of State Bank of Victoria and the merger with Colonial Limited in 2000. The introduction and development of CommSec, the Bank’s online broker, and NetBank also occurred during David’s time as CEO.
     The Board, and myself as Chairman, would like to personally thank David for his commitment and contribution to the Bank and for the substantial legacy he leaves. David’s commitment to the Commonwealth Bank has been outstanding and his distinguished career serves as a role model, not only to our people, but to all those who have chosen a career in the financial services industry.
     Ralph Norris will commence as Chief Executive Officer and Managing Director of the Bank from close of business on 22 September 2005. Ralph joins us from Air New Zealand Limited where he was Managing Director and Chief Executive Officer from February 2002 to August 2005. He has twice been honoured with New Zealand’s Executive of the Year — in 1997 while at ASB Bank and in 2004 while at Air New Zealand. From 1991 to 2001 Ralph was Managing Director and Chief Executive Officer of ASB Bank Limited, the Bank’s New Zealand banking operation. Ralph oversaw tremendous growth while at ASB, increasing market share, expanding the footprint of the business and growing its profitability. It is in view of these exceptional achievements that the Board has every confidence in Ralph’s track record and his ability to lead the Bank beyond Which new Bank.

Corporate Governance
Board of Directors
Charter
     The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:
–	The corporate governance of the Bank, including the establishment of Committees;

–	Oversight of the business and affairs of the Bank by:
–	Establishing, with management, the strategies and financial objectives;

–	Approving major corporate initiatives;

–	Establishing appropriate systems of risk management; and

–	Monitoring the performance of management;
–	Communicating with shareholders and the community, results of, and developments in, the operations of the Bank;

–	Appointment of the Chief Executive Officer; and

–	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.
     There is in place a comprehensive set of management delegations to allow management to carry on the business of the Bank.
Composition
     There are currently 10 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors’ Report.
     Membership of the Board and Committees is set out below:

DIRECTOR	BOARD MEMBERSHIP		COMMITTEE MEMBERSHIP
People &
			Nominations	Remuneration	Audit	Risk

J M Schubert	Non-executive, Independent	Chairman	Chairman	Member		Member
R J Norris(1)	Executive	Chief Executive Officer				Member
D V Murray(1)	Executive	Chief Executive Officer				Member
R J Clairs	Non-executive, Independent			Chairman		Member
A B Daniels	Non-executive, Independent			Member		Member
C R Galbraith	Non-executive, Independent		Member		Member	Member
S C H Kay	Non-executive, Independent			Member		Member
W G Kent	Non-executive, Independent				Member	Member
F D Ryan	Non-executive, Independent				Chairman	Member
F J Swan	Non-executive, Independent		Member			Chairman
B K Ward	Non-executive, Independent				Member	Member

(1)	Mr R J Norris became Chief Executive Officer and Director on 22 September 2005 replacing Mr D V Murray who retired on 22 September 2005.
     The Constitution of the Bank specifies that:
–	The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;

–	The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board determined that upon the retirement of Mr Ralph and Mr Adler at the 2004 Annual General Meeting, the number of directors shall be 10; and

–	At each Annual General Meeting one-third of Directors (other than the Chief Executive Officer) shall retire from office and may stand for re-election.
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
     In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act 2001 of Australia and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank’s policies.
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
     All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):
–	The specific disclosures made by each Director as referred to above;

–	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;

–	That no Director is, or has been associated directly with, a substantial shareholder of the Bank;

–	That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;

–	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and

–	That no non-executive Director personally carries on any role for the Bank otherwise than as a Director of the Bank.
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
     The Bank has adopted a policy whereby, on appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment and relevant Board policies including time commitment, code of ethics and continuing education. All current Directors have been provided with a letter confirming the terms of their appointment. A copy of the form of letter of appointment appears on the Bank’s website.
Policies
     Board policies relevant to the composition and functions of Directors include:
–	The Board will consist of a majority of independent non-executive Directors and the membership of the Nominations, People & Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors;

–	The Chairman will be an independent non-executive Director. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman;

–	The Board will generally meet regularly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist in involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually;

–	The Board has an agreed policy on the basis on which Directors are entitled to obtain access to company documents and information and to meet with management; and

–	The Bank has in place a procedure whereby, after appropriate consultation, Directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as Directors. The policy of the Bank provides

Corporate Governance (continued)
that any such advice is generally made available to all Directors.
Ethical Standards
Conflicts of Interest
     In accordance with the Constitution and the Corporations Act, Directors are required to disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter. In addition, any director who has a conflict of interest in connection with any matter being considered by the Board or a Committee does not receive a copy of any paper dealing with the matter.
Share Trading
     The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.
     The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price-sensitive information, Directors are only permitted to deal within certain periods. These periods include between three and 30 days after the announcement of half yearly and final results and from the date of the annual general meeting until 14 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.
     In addition, Bank policy prohibits:
–	For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and

–	For executives, any trading (including hedging) in positions prior to vesting of shares or options.
Remuneration Arrangements
     Details of the governance arrangements and policies relevant to remuneration are set out in the Directors’ Report — Remuneration Report.
Audit Arrangements
Audit Committee
     The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:
–	The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee;

–	At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management;

–	The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor;

–	The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management;

–	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board; and

–	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Corporations Act and the Securities and Exchange Commission (“SEC”) of the USA.
In carrying out these functions, the Committee:
–	Reviews the financial statements and reports of the Group;

–	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;

–	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and

–	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.
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
Non-Audit Services
     The Board has in place an Independent Auditor Services Policy which only permits the Independent Auditor to carry out audit services which are required by statute and related services which are an extension of, or an adjunct to, those audit services. All other non-audit services are prohibited unless the Audit Committee determines otherwise in any particular case. The objective of this policy is to avoid prejudicing the independence of the Auditors.
     The policy also ensures that the Auditors do not:
–	Assume the role of management or act as an employee;

–	Become an advocate for the Bank;

–	Audit their own work;

–	Create a mutual or conflicting interest between the Auditor and the Bank;

–	Require an indemnification from the Bank to the Auditor;

Corporate Governance (continued)
–	Seek contingency fees; nor

–	Have a direct financial or business interest or a material indirect financial or business interest in the Bank or any of its affiliates, or an employment relationship with the Bank or any of its affiliates. Under the policy, the Auditor shall not provide the following services:

–	Bookkeeping or services relating to accounting records or financial statements of the Bank;

–	Financial information systems design and implementation;

–	Appraisal or valuation services and fairness opinions;

–	Actuarial services;

–	Internal audit outsourcing services;

–	Management functions, including acting as an employee;

–	Human resources;

–	Broker-dealer, investment adviser or investment banking services;

–	Legal services; or

–	Expert services unrelated to the audit. In general terms, the permitted services are:

–	Audit services to the Bank or an affiliate;

–	Related services connected with the lodgement of statements or documents with the ASX, ASIC, APRA, SEC or other regulatory or supervisory bodies;

–	Services reasonably related to the performance of the audit services;

–	Agreed upon procedures or comfort letters provided by the Auditor to third parties in connection with the Bank’s financing or related activities; and

–	Other services pre-approved by the Audit Committee.
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
     The Bank has produced the documents and information requested, which include information regarding a number of engagements in each fiscal year involving the “secondment” of Ernst & Young personnel to entities in the Commonwealth Bank Group, including the internal audit department, and non-management assistance in relation to portions of the financial statements. The Bank anticipates that a small number of its employees will testify in the coming months about certain of these arrangements.
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
Nominations Committee
     The Nominations Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank of Australia Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non executive directors. The Chief Executive Officer attends the meeting by invitation.
     In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews and advises the Board in relation to Chief Executive Officer succession planning.

Corporate Governance (continued)
Continuous Disclosure
     The Corporations Act and the ASX Listing Rules require that a company discloses to the market matters which could be expected to have a material effect on the price or value of the company’s securities. The Bank’s “Guidelines for Communication between the Bank and Shareholders” sets out the processes to ensure that shareholders and the market are provided with full and timely information about the Bank’s activities in compliance with continuous disclosure requirements. Management procedures are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.
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
Statement of Professional Practice
     The Bank has adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees and directors including:
–	To act properly and efficiently in pursuing the objectives of the Bank;

–	To avoid situations which may give rise to a conflict of interest;

–	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;

–	To maintain confidentiality in the affairs of the Bank and its customers; and

–	To be absolutely honest in all professional activities.
     These standards are regularly communicated to staff. In addition, the Bank has established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.
Our People
     The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining high quality staff and, consequently, being in a position to excel in customer service.
     There are various policies and systems in place to enable achievement of these goals, including:
–	Fair Treatment Review;

–	Equal Employment Opportunity;

–	Occupational Health and Safety;

–	Recruitment and selection;

–	Performance management;

–	Talent management and succession planning;

–	Remuneration and recognition;

–	Employee share plans; and

–	Supporting Professional Development.
Behaviour Issues
     The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous, if they wish, for reporting of these matters.
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
US Sarbanes-Oxley Act
     On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (“SOX Act”), was enacted. A number of provisions of this Act apply to the Group because it has certain securities registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”).
     Under the Exchange Act, the Bank files periodic reports with the SEC, including an annual report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC has adopted rules requiring that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the annual report on Form 20-F.
Evaluation of disclosure controls and procedures
     Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group’s management, have evaluated the effectiveness of the Group’s disclosure controls and procedures as of 30 June 2005. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that the Group’s disclosure controls and procedures are effective.
Changes in internal control over financial reporting
     No changes in our internal controls over financial reporting occurred during the year ended 30 June 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Material changes in our internal controls over financial reporting will occur from 1 July 2005 with the transition to International Financial Reporting Standards, refer to Note 1 (qq) to the Financial Statements.
Company Secretaries
     The details of the Bank’s company secretaries, including their experience and qualifications are set out below.
     John Hatton has been Company Secretary of the Commonwealth Bank of Australia since 1994.
     From 1985-1994, he was a solicitor with the Bank’s Legal Department. He has a Bachelor of Laws degree from Sydney University and was admitted as a solicitor in New South Wales. He is a Fellow of Chartered Secretaries Australia and a Member of the Australian Institute of Company Directors.
     Carla Collingwood was appointed a Company Secretary to the Bank in July 2005.
     From 1994 until 2005, she was a solicitor with the Bank’s Legal Services Department, before being appointed to the position of General Manager, Secretariat. She holds a Bachelor of Laws degree (Hons.) and a Graduate Diploma in Company Secretary Practice from Chartered Secretaries Australia.

Directors’ Details
     Set forth below is the Directors’ Report, as taken from the Bank’s Annual Report to shareholders.
     The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (the ‘Bank’) and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2005.
     The names of the Directors holding office during the financial year and until the date of this report are set out below together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.
John M Schubert, Chairman
Dr Schubert has been a member of the Board since 1991 and Chairman since November 2004. He is chairman of the Nominations Committee and a member of the Risk and People & Remuneration Committees. He holds a Bachelor’s Degree and PhD in Chemical Engineering and has experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.
Chairman: G2 Therapies Limited.
Director: BHP Billiton Limited, BHP Billiton Plc, and Qantas Airways Limited.
Other Interests: Academy of Technological Science and Engineering (Fellow), Institute of Engineers (Fellow), and AGSM Advisory Board (Member).
Dr Schubert is a resident of New South Wales. Age 62.
Ralph J Norris, Managing Director and Chief Executive Officer (effective 22 September 2005)
Mr Norris’ appointment as Managing Director and Chief Executive Officer was announced on 14 June 2005 with effect from 22 September 2005. Mr Norris has been Chief Executive Officer and Managing Director of Air New Zealand since February 2002 and has been a Director of that company since August 1998. He retired from that Board in August 2005 to take up his position with the Bank.
Prior to his appointment at Air New Zealand, Mr Norris had a 30 year career in banking. He was Chief Executive Officer of ASB Bank Limited from March 1991 until September 2001 and Head of International Financial Services from August 1999 until 2001.
In August 2005, Mr Norris retired from the Board of Fletcher Building Limited where he had been a Director since 2001.
Other Interests: Fellow New Zealand Institute of Management and Fellow New Zealand Computer Society.
Mr Norris is a resident of New South Wales. Age 56.
Reg J Clairs, AO
Mr Clairs has been a member of the Board since March 1999 and is Chairman of the People & Remuneration Committee and a member of the Risk Committee. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years experience in retailing, branding and customer service.
Director: David Jones Limited and The Cellnet Group.
Deputy Chairman: National Australia Day Council.
Other Interests: Institute of Company Directors (Member).
Mr Clairs is a resident of Queensland. Age 67.
A B (Tony) Daniels, OAM
Mr Daniels has been a member of the Board since March 2000 and is a member of the People & Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. He has also worked with government in superannuation, competition policy and export facilitation.
Director: Australian Gas Light Company and O’Connell St Associates.
Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Daniels is a resident of New South Wales. Age 70.
Colin R Galbraith, AM
Mr Galbraith has been a member of the Board since June 2000 and is a member of the Nominations, Audit and Risk Committees. He was previously a Director of Colonial Limited, appointed 1996. He is a partner of Allens Arthur Robinson, Lawyers.
Chairman: BHP Billiton Community Trust.
Director: GasNet Australia (Group) and OneSteel Limited.
Other Interests: Council of Legal Education in Victoria (Honorary Secretary), CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee).
Mr Galbraith is a resident of Victoria. Age 57.
S Carolyn H Kay
Ms Kay has been a member of the Board since March 2003 and is also a member of the People & Remuneration and Risk Committees. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.
Director: Mayne Group Limited and Deputy Chair Victorian Funds Management Corporation.
Other Interests: Australian Institute of Company Directors (Fellow).
Ms Kay is resident in New South Wales. Age 43.
Warwick G Kent, AO
Mr Kent has been a member of the Board since June 2000 and is a member of the Audit and Risk Committees. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.
Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.
Director: Perpetual Trustees Australia Limited Group (Retired 31 July 2005), and Hoyts Corporation Pty Ltd.
Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Australian Institute of Bankers (Fellow) and the Chartered Institute of Company Secretaries (Fellow).
Mr Kent is a resident of Western Australia. Age 69.

Directors’ Details (continued)
Fergus D Ryan
Mr Ryan has been a member of the Board since March 2000 and is Chairman of the Audit Committee and a member of the Risk Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. Until November 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.
Member: Prime Minister’s Community Business Partnership and Council of the National Library of Australia.
Director: Australian Foundation Investment Company Limited and Clayton Utz.
Other Interests: Committee for Melbourne (Patron), Pacific Institute (Counsellor) and Special Committee for Mature Age Workers (Chairman).
Mr Ryan is a resident of Victoria. Age 62.
Frank J Swan
Mr Swan has been a member of the Board since July 1997 and is Chairman of the Risk Committee and a member of the Nominations Committee. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.
Chairman: Foster’s Group Limited and Centacare Catholic Family Services.
Director: National Foods Limited.
Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Swan is a resident of Victoria. Age 64.
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
Chairperson: Country Energy.
Director: Lion Nathan Limited, Record Investments Limited, Multiplex Limited and Multiplex Funds Management Limited.
Other Interests: Sydney Opera House Trust (Trustee), Australia Day Council of New South Wales (Member) and Australian Institute of Company Directors (Member).
Ms Ward is a resident of New South Wales. Age 51.
David V Murray, Retired 22 September 2005
Managing Director and Chief Executive Officer
Mr Murray has been a member of the Board and Chief Executive Officer since June 1992. He is a member of the Risk Committee. He holds a Bachelor of Business, Master of Business Administration, an honorary PhD from Macquarie University and has thirty-eight years experience in banking.
Chairman: Business/Industry/Higher Education Collaboration Council.
Director: Tara Anglican School for Girls Foundation Limited.
Other Interests: International Monetary Conference (Member), Asian Bankers’ Association (Member), Australian Bankers’ Association (Member), Asia Pacific Bankers’ Club (Member), Business Council of Australia (Member), and the Financial Sector Advisory Council (Member).
Mr Murray is a resident of New South Wales. Age 56.
N R (Ross) Adler, AO, Retired 5 November 2004
Mr Adler had been a member of the Board since 1990 and was a member of the Audit and Risk Committees. He holds a Bachelor of Commerce and a Master of Business Administration. He has experience in various commercial enterprises, more recently in the oil and gas and chemical trading industries. He is the former Managing Director and Chief Executive Officer of Santos Limited.
Chairman: Austrade and Amtrade International Pty Ltd.
Director: Australian Institute of Commercialisation Ltd and AWL Enterprises Pty Ltd.
Other Interests: Adelaide Festival (Chairman), University of Adelaide (Council Member and Chairman of the Finance Committee) and Executive Member of the Australian Japan Business Co-operation Committee.
Mr Adler is a resident of South Australia. Age 59.
John T Ralph, AC, Retired 5 November 2004
Mr Ralph had been a member of the Board since 1985 and Chairman since 1999. He was also Chairman of the Risk, People & Remuneration and Nominations Committees. He is a Fellow of the Australian Society of Certified Practising Accountants and has had over fifty years experience in the mining and finance industries.
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
Mr Ralph is a resident of Victoria. Age 72.

Directors’ Details (continued)
Other Directorships
The Directors held directorships on other listed companies within the last three years as follows:

Date of Ceasing
DIRECTOR	Company	Date Appointed	(if applicable)

J M Schubert	BHP Billiton Limited	01/06/2000
	BHP Billiton Plc	29/06/2001
	Qantas Limited	23/10/2000
	Worley Group Limited	28/11/2002	28/02/2005

R J Norris	Air New Zealand Limited	27/08/1998	31/08/2005
	Fletcher Building Limited	18/04/2001	9/08/2005

R J Clairs	David Jones Limited	22/02/1999
	Cellnet Group Limited	01/07/2004

A B Daniels	The Australian Gas Light Company	04/08/1999
	Orica Limited	01/03/1995	17/12/2003

C R Galbraith	Onesteel Limited	25/10/2000
	GasNet Australia Group	17/12/2001

S C H Kay	Mayne Group Limited	28/09/2001
	Ansell Limited	19/05/2000	01/11/2002

W G Kent	West Australian Newspapers Holdings Limited	02/02/1998
	Coventry Group Limited	01/07/2001
	Perpetual Trustees Australia Limited (Group)	01/05/1998	31/07/2005

F D Ryan	Australian Foundation Investment Company Limited	08/08/2001

F J Swan	Foster's Group Limited	25/10/1999
	National Foods Limited	11/03/1997	30/06/2005
	Southcorp Limited	26/05/2005	29/07/2005

B K Ward	Lion Nathan Limited	20/02/2003
	Multiplex Group	26/10/2003
	Record Investments Limited	29/04/2005

J T Ralph	Telstra Corporation Limited	14/10/1996
	BHP Billiton Plc	01/11/1997	04/11/2002

Directors’ Details (continued)
Directors’ Meetings
     The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank of Australia during the financial year were:

	DIRECTORS’ MEETINGS
DIRECTOR	No. of Meetings Held(1)	No. of Meetings Attended

J M Schubert	13	13
D V Murray	13	12
R J Clairs	13	13
A B Daniels	13	13
C R Galbraith	13	12
S C H Kay	13	13
W G Kent	13	13
F D Ryan	13	13
F J Swan	13	12
B K Ward	13	13
N R Adler	4	4
J T Ralph	4	4

(1)	The number of meetings held during the time the Director held office during the year.

	COMMITTEE MEETINGS
					People & Remuneration
	Risk Committee		Audit Committee		Committee
	No. of	No. of	No. of	No. of	No. of	No. of
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
DIRECTOR	Held(1)	Attended	Held(1)	Attended	Held(1)	Attended

J M Schubert	6	6	2	2	7	7
D V Murray	6	6
R J Clairs	6	6			8	6
A B Daniels	6	5			8	8
C R Galbraith	6	6	4	4
S C H Kay	6	6			5	5
W G Kent	6	6	4	4
F D Ryan	6	6	6	6
F J Swan	6	4
B K Ward	6	6	6	6
N R Adler	2	2	2	2
J T Ralph	2	2			3	3

	NOMINATIONS COMMITTEE
DIRECTOR	No. of Meetings Held(1)	No. of Meetings Attended

J M Schubert	2	2
C R Galbraith	2	2
F J Swan	2	2

(1)	The number of meetings held during the time the Director was a member of the relevant committee .
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
(ii) Funds Management
     The Group is Australia’s largest funds manager and largest retail funds manager in terms of its total value of Funds under Administration. The Group’s funds management business is managed as part of the Wealth Management division. This business manages a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.
     The Group also has funds management businesses in New Zealand, UK and Asia.
(iii) Insurance
     The Group provides term insurance, disability insurance, annuities, master trusts, investment products and household general insurance.
     The Group is Australia’s largest insurer based on life insurance assets held, and is Australia’s largest manager

Directors’ Details (continued)
in retail superannuation, allocated pensions and annuities by funds under management.
     Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.
     There have been no significant changes in the nature of the principal activities of the Group during the financial year.
Consolidated Profit
     Consolidated operating profit after tax and outside equity interests for the financial year ended 30 June 2005 was $3,991 million (2004: $2,542 million).
     The net operating profit for the year ended 30 June 2005 after tax, and before goodwill amortisation, appraisal value uplift, shareholder investment returns and costs related to initiatives including Which new Bank was $3,466 million. This is an increase of $388 million or 13% over the year ended 30 June 2004.
     In September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation program with an estimated spend of $1,480 million over the period. This includes $600 million of normal project spend, and an additional $620 million in areas of staff training, systems and process simplification and technology, and $260 million invested in the branch network.
     The Bank has continued to meet all of its Which new Bank commitments and critical project milestones, with net benefits in 2005 totalling $724 million. Market shares in key business lines have improved (home loans, personal lending, funds management) or are showing signs of turn-around (business-lending, deposits). Efficiency gains are being recorded in each segment.
     The principal contributing factors to the profit increase were a growth in net interest income reflecting growth across a range of lending products, combined with an increase in commissions. Underlying expenses increased by only 4%, despite higher spend on compliance and the impact of a stronger NZ dollar. Funds management and insurance income rose which reflects buoyant equity markets for most of the year, growth in Funds under Administration and growth in inforce premiums. Additionally appraisal values of the life insurance and funds management businesses increased by $778 million reflecting the growth in Funds under Administration and improved equity markets.
Dividends
     The Directors have declared a fully franked (at 30%) final dividend of 112 cents per share amounting to $1,434 million. The dividend will be payable on 23 September 2005 to shareholders on the register at 5pm on 19 August 2005. Dividends paid since the end of the previous financial year:
–	As declared in last year’s report, a fully franked final dividend of 104 cents per share amounting to $1,315 million was paid on 24 September 2004. The payment comprised cash disbursements of $1,069 million with $246 million being reinvested by participants through the Dividend Reinvestment Plan;

–	In respect of the current year, a fully franked interim dividend of 85 cents per share amounting to $1,083 million was paid on 31 March 2005. The payment comprised cash disbursements of $883 million with $200 million being reinvested by participants through the Dividend Reinvestment Plan; and

–	Additionally, quarterly dividends totalling $39 million for the year were paid on the PERLS; $34 million on the PERLS II; $42 million on the Trust Preferred Securities; $9 million on the ASB Capital preference shares; and $7 million on the ASB Capital No.2 preference shares.
Review of Operations
     An analysis of operations for the financial year is set out in the Highlights on page 6 and business review sections for Banking, Funds Management and Insurance on pages 12, 20 and 24 respectively. A review of the financial condition of the Bank is set out in the Highlights on page 6.
Changes in State of Affairs
     During the year, the Bank continued to make significant progress in implementing a number of strategic initiatives under the Which new Bank program launched in September 2003.
     The program is designed to ensure a better service outcome for the Bank’s customers.
Progress within the major initiatives included the following:
–	“Commsee,” the new banking customer management platform, as well as providing frontline staff with ready access to imaged client documents and authorities, is making it easier to share customer information. More than half the branches now have CommSee operating and are averaging over 90,000 referrals per month.

–	“CommWay” initiatives have led to turnaround time improvements and a significant reduction in home loan and personal loan approval times, through the implementation of end-to-end systems and process improvements.

–	A further 127 branches have been refurbished this year, bringing the total number of branches modernised to help provide faster, more efficient service to 253.

–	The new NetBank platform was introduced in April 2005 providing enhanced functionality and greater flexibility for 2 million online customers.

–	The Wealth Management team achieved its goal of reducing the number of product systems to seven, bringing the total number of product systems decommissioned to 10 since the beginning of Which new Bank.
     The Chairman of Commonwealth Bank of Australia, Dr. John Schubert, announced on 14 June 2005 that the Board had appointed Mr. Ralph Norris to take over the role of Managing Director and Chief Executive Officer on the retirement of Mr. David Murray. Mr. Murray will retire from the Bank on 22 September 2005. Mr. Norris is currently Managing Director and Chief Executive Officer of Air New Zealand Limited.
     There were no other significant changes in the state of affairs of the Group during the financial year.
Events Subsequent to Balance Date
     On 7 July 2005 the Bank entered into an agreement to sell its life insurance and financial planning business in Hong Kong for approximately $600 million to Sun Life Financial. The business consisted of CMG Asia Limited, CommServe Financial Limited and Financial Solutions Limited, with a combined carrying value of $527 million under current Australian GAAP. The carrying value will be different under AIFRS, principally due to differences in discount rates used in the actuarial valuation of policyholder liabilities and differences in treatment of historic foreign exchange losses under AIFRS. The impact of conversion to AIFRS is included in Note 1 (qq) to the Financial Statements.
     The transaction, targeted for completion within three months, and together with the determination of the final profit is subject to conditions precedent.
     The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Directors’ Details (continued)
Business Strategies and Future Developments
     Business strategies, prospects and future developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chairman’s Statement on page 63, Highlights on page 6 and Which new Bank Summary on page 11. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.
Environmental Regulation
     The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.
Directors’ Shareholdings
     Particulars of shares in the Commonwealth Bank or in a related body corporate are set out the Remuneration Report within this report.
Options
     An Executive Option Plan (“EOP”) was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002. A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdle for the 2001 ERP grant was met. All option grants have now met their specified performance hurdles. During the financial year and for the period to the date of this report 2,741,600 shares were allotted by the Bank consequent to the exercise of options granted under the EOP and ERP. Full details of the Plan are disclosed in Note 29 to the financial statements. No options have been allocated since the beginning of the 2001/2002 financial year.
     The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.
     For details of the options previously granted to the Chief Executive Officer, being a director, refer to the Remuneration Report within this report.
Directors’ Interests in Contracts
     A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.
Directors’ and Officers’ Indemnity
     Articles 19.1, 19.2 and 19.3 of the Commonwealth Bank of Australia’s Constitution provides:
“19. Indemnity
19.1 Persons to whom articles 19.2 and 19.4 apply Articles 19.2 and 19.4 apply:
(a) to each person who is or has been a director, secretary or senior manager of the company; and
(b) to such other officers, employees, former officers or former employees of the company or of its related bodies corporate as the directors in each case determine, (each an “Officer” for the purposes of this article).
19.2 Indemnity
The company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (“Liabilities”) incurred by the Officer as an officer of the company or of a related body corporate.
19.3 Extent of indemnity
The indemnity in article 19.2:
(a) is enforceable without the Officer having to first incur any expense or make any payment;
(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the company or its related bodies corporate; and
(c) applies to Liabilities incurred both before and after the adoption of this constitution.”
     An indemnity for employees, who are not directors, secretaries or senior managers, is not expressly restricted in any way by the Corporations Act 2001.
     The Directors, as named on pages 70 and 71 of this report, and the Secretaries of the Commonwealth Bank of Australia, being J D Hatton, H J Broekhuijse (resigned 12 July 2005) and C F Collingwood (appointed 12 July 2005) are indemnified under article 19.1, 19.2 and 19.3 as are all the senior managers of the Commonwealth Bank of Australia.
     Deeds of Indemnity have been executed by Commonwealth Bank of Australia consistent with article 19.1, 19.2 and 19.3 above in favour of each Director.
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

Directors’ Details — Remuneration Details
Introduction
     This report details the Bank’s remuneration policy for Directors and Executives (including senior managers and company secretaries) and the links between the performance of the Bank and individual remuneration outcomes. Remuneration arrangements, including details of equity holdings, loans and other transactions for Directors and Specified Executives of the Bank, are also disclosed. In compiling this report the Bank has met the disclosure requirements of accounting standard AASB 1046, as well as those prescribed by the Corporations Act 2001.
People & Remuneration Committee
     The Bank’s remuneration arrangements are overseen by the People & Remuneration Committee of the Board, which currently consists of Mr R J Clairs (Chairman), Dr J M Schubert, Mr A B Daniels and Ms S C H Kay. Prior to Mr J T Ralph’s retirement on 5 November 2004, the Committee consisted of Messrs Ralph (Chairman), Daniels and Clairs. The Committee’s activities are governed by its terms of reference which is available on the Bank’s website at http://shareholders.commbank.com.au.
     The Committee considers changes in remuneration policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance on employment issues, industrial agreements and incentive plans operating across the Bank.
     The Committee also considers senior appointments and remuneration arrangements for senior management. The remuneration arrangements for the Chief Executive Officer (CEO) and Group Executives (senior direct reports to the CEO) are approved by the full Board.
     The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The CEO attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

(1)	STI refers to Short Term Incentive.

(2)	LTI refers to Long Term Incentive. LTI grant allocations are made by September each year. After three years the grant is measured against the performance hurdle to assess what portion of the grant, if any, will vest at that time. Refer to page 77 for further detail.

(3)	STI deferral applies generally to the CEO and to executives who, in a reporting sense, are no more than two levels removed from the CEO. Payment is subject to forfeiture on resignation or misconduct including misrepresentation of performance outcomes.
Remuneration Structure
     Remuneration of the Bank’s Executives consists of three key elements:
•	Fixed remuneration;

•	Short Term Incentive (STI); and

•	Long Term Incentive (LTI).
     The ‘mix’ of these components for each Executive varies according to their role, as outlined below.
Fixed Remuneration
     Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation.
     Fixed remuneration is competitively set so that the Bank can attract, motivate and retain high calibre local and international Executive staff.
Remuneration Policy
     The Bank’s remuneration systems complement and reinforce its performance culture, and leadership and talent management systems. The remuneration systems aim to:
•	Attract and retain high calibre employees;

•	Align individual and Bank goals; and

•	Ensure total remuneration is competitive by market standards.
     For Executives, this also aims to reward with an appropriate mix of remuneration according to their level in the organisation, with a significant weighting towards both short term and long term variable (‘at risk’) pay linked to performance. This focus aims to:
•	Reward Executives for Bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks and against behavioural standards;

•	Align the interests of Executives with those of shareholders; and

•	Link Executive reward with the strategic goals and sustainable performance of the Bank.
     In determining appropriate levels of Executive remuneration, the People & Remuneration Committee engages an external consultant to provide independent advice. This ensures that the remuneration of Executives is set competitively compared to market. It also helps the Committee understand movements and trends in Executive remuneration that should be factored into considerations regarding the remuneration of Executives.
     Remuneration and terms and conditions of employment are specified in an individual contract of employment with each Executive, which is signed by the Executive and the Bank.
     The following diagram illustrates the annual cycle of the Bank’s remuneration arrangements for senior executives.
     Fixed remuneration is reviewed annually by the People & Remuneration Committee through a process that considers relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.
Variable (‘At Risk’) Remuneration
     The relationship of fixed and variable remuneration (potential short term and long term incentives) is approved for each level of Executive management by the People & Remuneration Committee.
     The Bank’s remuneration structure is designed to motivate employees for short and long term performance. This mix between short term and long term variable components maintains a focus on the sustainable short term performance of the Bank, whilst ensuring a clear line of sight in positioning the Bank for its longer term success.

Directors’ Details — Remuneration Details continued
The current target mix of remuneration components for Executives is illustrated in the following table.
Current target potential remuneration mix for Executives

	Fixed Component	STI	LTI
	(Base Remuneration and	Component	Component
	Superannuation)%		%
	%
CEO	25	25	50
Group Executives	30	30	40
     Where market practice requires, the structure for some specialist (high revenue-generating) roles differs from that which applies generally to Executive management. For such specialists, a greater proportion of the variable component of remuneration may be in short term rather than long term incentives but the overall mix of remuneration is still heavily weighted towards ‘at risk’ pay.
Short Term Incentive (STI) Arrangements
     Employees at all levels of the Bank participate in the Bank’s STI arrangements.
     Actual STI payments for Executives depend on the extent to which operating targets and behaviour standards set at the beginning of the financial year are met.
     Depending on the Executive’s level within the organisation, any actual STI payments received are based on a combination of Bankwide, business unit and individual performance.
     On an annual basis, after consideration of performance against Key Result Areas, the Board approves an overall performance rating for the Bank and each business unit. The Executive’s manager assesses individual performance based on the Bank’s Performance Feedback and Review system.
     Executives receive a limited (if any) performance payment if their individual performance is not ‘meeting expectations’. Such situations would be under active performance management.
     The aggregate of annual STI payments available for Executives across the Bank is subject to the approval of the People & Remuneration Committee. In the case of the CEO and Group Executives, individual payments are subject to the approval of the Board.
     For payments made in recognition of performance for the year ended 30 June 2005, where STI deferral applies, the STI payments are delivered in two components -
•	50 percent made as immediate cash payment; and
•	50 percent in cash deferred for one year. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion.
     This represents a simplification from previous years where the deferral was made in shares, half of which vested after one year, and the remainder vested after two years.
Long Term Incentive (LTI) Arrangements
     Under the Bank’s Equity Reward Plan (ERP), LTI grants to Executives are delivered in the form of ordinary shares in the Bank that vest in the Executive if and to the extent that a performance hurdle is met.
     LTI grants are made to Executives who are able to directly influence the generation of shareholder wealth and thus the Bank’s performance against the relevant hurdle. Participation is thus restricted to Executives who, in a reporting sense, are no more than three levels removed from the CEO.
     The quantum of grants made to each Executive depends on their level within the organisation and has regard to the desired mix between fixed remuneration, short term and long term incentive as well as the performance and potential of the individual Executive.
     No value will accrue to the Executive unless the Bank’s Total Shareholder Return (TSR) (which is calculated by combining the reinvestment of dividends and the movement in the Bank’s share price) at least meets the 50th percentile of a peer comparator group of companies over a three to five year period. The percentage of shares vesting in the Executive rises with increased performance. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group. The table below provides a summary of the ERP grants from previous years that were in operation during the year ended 30 June 2005.

Directors’ Details — Remuneration Details continued
Summary of performance hurdles for Employee Reward Plan (ERP) grants

	2001 Grant	2002 Grant	2003 Grant	2004 Grant
Performance measurement
From	3 Sept 2001	2 Sept 2002	1 Sept 2003	23 Aug 2004
To	4 Sept 2004	3 Sept 2005	2 Sept 2006	24 Aug 2007
Additional vesting opportunities	Every month from Oct 2004 until Sept 2006	Every six months from 3 Sept 2005 until	Every six months from 2 Sept 2006 until	Every six months from 24 Aug 2007 until
		2 Sept 2007	1 Sept 2008	23 Aug 2009
Expiry Date if Exercisable Status as at 30 June 2005	3 Sept 2006 Vested on 3 Oct 04	2 Sept 2007 30th percentile	1 Sept 2008 68th percentile	23 Aug 2009 74th percentile
Vesting Scale	< Weighted Average of Peers = 0%	< 50th percentile = NIL shares
50th — 67th percentile = 50% — 75% of shares
	< Weighted Average of Peers = 100%	68th – 75th percentile = 76% - 100% of shares
Performance Hurdle	TSR vs Peer Group. If the performance hurdle is not reached after three years, the options(1) may nevertheless be exercisable or the shares vest, where the hurdle is subsequently reached within five years from the grant date.	TSR vs Peer Group. Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the Executive, within the half yearly windows, over the next two years. The vesting percentage will be the higher of the rating determined at the third anniversary of the grant and the rating determined at the half yearly measurement point at which the Executive nominates that the shares will vest.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile at one of the half yearly measurement points prior to the fifth anniversary, but the maximum vesting will be 50%.

(1)	The Bank has not granted options to any Executives since 2001. More information can be found in Note 29 (Share Capital) to the Financial Statements.
     The use of a relative TSR based hurdle ensures an alignment between comparative shareholder return and reward for Executives.
     In assessing whether the performance hurdles for each grant have been met, the Bank receives independent data from Standard & Poors which provides both the Bank’s TSR growth from the commencement of each grant and that of the peer group (excluding the Bank). The Bank’s performance against the hurdle is then determined as follows –
▪	For grants prior to 2002, the TSR of each company in the peer group is weighted by market capitalisation to form an index against which the Bank’s TSR is compared.
▪	For grants made from 2002 onwards, each company in the peer group and the Bank is ranked in order of TSR growth from the commencement of each grant. A weighting for each company in the peer group is determined by dividing the market capitalisation of the relevant company by the total market capitalisation of the peer group. The Bank’s percentile ranking is determined by aggregating the calculated weighting of each company ranked below the Bank.
     The peer group chosen for comparison reflects the Bank’s current business mix and currently(1) consists of:

Adelaide Bank	Macquarie Bank

AMP	National Australia Bank

Australia & New Zealand Banking Group	QBE Insurance

AXA	St George

Bank of Queensland	Suncorp-Metway

Bendigo Bank	Westpac Banking Group

IAG

(7)	GIO and BankWest were included prior to 19 January 2000 and 26 August 2003 respectively.
     Further details of the ERP may be found in Note 29 (Share Capital) to the Financial Statements.

Directors’ Details — Remuneration Details continued
Bank Performance
Short Term Performance – 2004/2005
The Bank’s Short Term Incentive framework is underpinned by a performance management system through which all staff are assessed on outcomes and behaviours. Staff have Key Result Areas in Customer Service, People Engagement, and Business Outcomes. Below is a description of the Bank’s performance in each of these areas.
Summary of Bank performance

Key Result Area	Commentary
Customer Service	The Bank’s vision is ‘to excel in customer service’. There have been substantial service improvements driven from the Which new Bank service transformation program.

This result is supported by enhanced customer satisfaction readings, significant customer turnaround time improvements, the implementation of CommSee (in progress and on schedule), an upgraded NetBank, service & sales management training and more branch refurbishments.

The progress in customer service reflects that the Which new Bank program is on schedule. It is expected that the impact during 2005/2006 of service initiatives already completed and being implemented will add further to the Bank’s competitiveness, customer satisfaction levels and ultimately the Bank’s market share in profitable areas.

People Engagement	There have been substantial people engagement improvements driven from the Which new Bank program.

This result is supported by enhanced employee satisfaction readings, key culture change measures, a continuing safety improvement focus and the implementation of enhanced leadership, performance management and talent management frameworks.

This progress is reflective of the Bank’s commitment to its people and the success of the Which new Bank program assisting in the achievement of the vision through engaged people.

Business Outcomes	The Bank exceeded its net profit after tax (NPAT) targets for the year ended 30 June 2005. Cash NPAT and underlying NPAT increased by 31% and 13% respectively compared with the previous year.

As part of this, the Which new Bank program has exceeded targets with net benefits in 2005 of $724 million.

There were strong results in retail banking, funds management and insurance, tempered by moderate results in institutional and business banking.

These results are supported by market share improvements in most products, productivity gains and return on equity increases.

The Bank has improved market share in home lending (from 19.3% to 19.9%) and retail funds under administration (from 14.4% to 14.8%) in the past 12 months. The Bank has shown strong lending growth in the retail bank and stable net interest margins since 30 June 2004. It has achieved increases in average interest earning assets and home lending balances of 13.9% and 18.5% respectively.

Directors’ Details — Remuneration Details continued
     The following graphs illustrate the Bank’s NPAT and earnings per share (EPS) performance on an cash basis over the last five years.
     Cash NPAT performance 2001 to 2005
     Cash EPS performance 2001 to 2005
Longer Term Performance
     Long term performance is measured on the Bank’s Total Shareholder Return (TSR) relative to its peers. TSR is calculated by combining the reinvestment of dividends and the movement in the Bank’s share price.
2001 LTI Grant Performance
     The performance hurdle for the 2001 grant was reached in October 2004 with the Bank having outperformed the peer group TSR index by 7.8% over the performance period.
2002, 2003, 2004 LTI Grant Performance
     The Bank’s performance must reach at least the 50th percentile for 50% of the shares granted to vest. All of the shares granted will only vest if the Bank’s performance reaches the 75th percentile.
     As at 30 June 2005, the Bank’s performance was tracking under the 50th percentile for the 2002 grant and over the 50th percentile for the 2003 and 2004 grants.
Share Price
     The Bank’s share price has trended upward over the last five years, with a steeper incline since the introduction of the Which new Bank program in September 2003. Which new Bank has improved the Bank’s long term sustainable competitive positioning by enhancing customer service, people engagement and productivity.
     Share Price
Dividends per Share
     The Bank’s dividend per share has increased each year over the last five years, with more significant increases since the introduction of the Which new Bank program.
Dividends per Share

Directors’ Details — Remuneration Details continued
Directors’ Remuneration
Mr David V Murray (Managing Director and CEO)
Summary of Remuneration Arrangements
     Mr Murray’s remuneration consists of fixed and variable (at risk) components. For the year ended 30 June 2005, fixed remuneration, which comprises base remuneration (calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation, was 35% of total remuneration.
     The variable (at risk) remuneration consists of short and long-term incentives.
     Short Term Incentives (STIs) are delivered in two components: 50% made as an immediate cash payment and 50% in deferred cash. Performance is measured against Key Result Areas, with payment subject to the approval of the Board. The Board has assessed Mr Murray’s performance for the year and has approved a STI payment of $1,520,000.
     Long Term Incentives (LTIs) are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan, and no value will accrue unless the Bank’s Total Shareholder Return (TSR) at least meets the 50th percentile of the comparator group of companies. The Bank obtained shareholder approval for all LTI grants for Mr Murray.
     The total variable remuneration for the year ended 30 June 2005 was 65% of total remuneration.
     The Board determines Mr Murray’s remuneration, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001 for a term of 5 years with remuneration subject to review annually by the Board.
     As announced on 22 December 2004, Mr Murray’s remuneration arrangements were altered during the year. As a result of an independent review of Executive remuneration, the Board changed the mix of Mr Murray’s remuneration by increasing the proportion of his remuneration that is performance-based.
     Mr Murray’s deferred STI arrangements changed with 50% of the STI payment being deferred in cash for one year. This is consistent with changes made that apply to executives who, in a reporting sense, are no more than two levels removed from the CEO.
     Mr Murray’s remuneration arrangements are detailed on page 84 (Remuneration of Directors) and follow the same principles as other Executives except in relation to the Bank seeking shareholder approval of LTI grants.
     At the 2004 Annual General Meeting (AGM), the Board sought and was granted the approval of shareholders (under ASX Listing Rule 10.14) for a maximum of 250,000 shares to be allocated to Mr Murray under the Equity Reward Plan in two tranches prior to the 2006 AGM. As communicated on 22 December 2004, 125,000 shares were granted to Mr Murray in 2004.
Retirement of Mr Murray
     Mr Murray’s contract provides for a notice period of not less than six months and a pro-rata payment of the average of the previous three years’ short term incentive payments. His arrangements also provide for him to exercise all vested options and obtain vested shares as described below.
     On exit from the Bank, Mr Murray is entitled to receive his statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits. This arrangement is the same for all Bank Executives.
     As announced on 15 July 2005, Mr Murray will retire from the Bank on 22 September 2005 after 39 years service, 13 of which have been as Managing Director and CEO.
     Upon his departure, Mr Murray will receive payments of approximately $17.5 million. This comprises the components set out below.
Mr Murray’s payments on leaving the Bank

Approximate
Value ($M)
Statutory Benefits

Superannuation Benefit	11.8

Accrued Statutory Annual and Long Service Leave	2.3

Contractual Entitlements	2.4

Deferred STI Payments	1.0

Total	17.5
     The Deferred STI Payments component is the total value of the deferred portions of payments determined in recognition of performance over the 2003/2004 and 2004/2005 financial years.
     Depending on achievement of prescribed performance hurdles, Mr Murray may also be entitled to receive LTI shares granted under the Equity Reward Plan during 2002, 2003 and 2004, totalling 268,000 shares over the next four years. He may receive all, some or none of these shares, depending on the performance of each grant over the relevant periods.
     The actual value of this benefit to Mr Murray is therefore contingent upon the number of shares he receives and the share price at the time (further details of the Bank’s LTI arrangements are at page 77). Applying the accounting principles adopted in the Bank’s audited financial disclosures, which assumes 50% of the shares are received, the value of these shares at the time of the announcement of Mr Murray’s retirement date was approximately $5.2 million.
Appointment of Mr Norris
     The Bank has appointed Mr Ralph Norris as Managing Director and CEO effective 22 September 2005. Prior to taking up appointment as Managing Director and CEO, Mr Norris will spend a period in hand over with Mr Murray to ensure a smooth transition.
     Mr Norris’ remuneration will be structured in a similar manner to Mr Murray’s and will be reviewed by the Board on an annual basis.
     Initially, fixed remuneration (including employer contributions to superannuation) will be $1.9 million per annum. The variable component consists of both STI and LTI.
     The STI arrangements provide the opportunity to earn up to $1.9 million per annum, subject to performance against Key Result Areas as set by the Board. As was the case with Mr Murray’s arrangements, 50% of the STI is delivered as an immediate cash payment with the remaining 50% deferred in cash for one year.
     Subject to shareholder approval, the LTI component provides for Mr Norris to receive a grant of shares under the Bank’s Equity Reward Plan (ERP). No value will accrue to Mr Norris under the ERP unless the Bank’s Total Shareholder Return (TSR) at least meets the 50th percentile of a peer comparator group of companies over

Directors’ Details — Remuneration Details continued
a three to five year period. The initial LTI allocation is to the approximate value of $3.8 million.
     Mr Norris’ contract provides for no end date, although he may resign at any time by giving six months notice. The Bank may terminate Mr Norris’ employment, in cases other than misconduct, on twelve months notice in his first year of service and six months notice thereafter. In the latter case the Bank will pay all fixed remuneration and any outstanding statutory entitlements. Any unvested STI or LTI amounts will be payable at the discretion of the Board.
     There is also a provision allowing Mr Norris to terminate the agreement if a material change to his status occurs and to receive benefits as if the Bank had terminated his employment.
Non Executive Directors
Remuneration Arrangements
     Remuneration for Non-Executive Directors consists of base and committee fees within a maximum of $3,000,000 per annum as approved by shareholders at the Annual General Meeting held on 5 November 2004. No component of Non-Executive Director remuneration is contingent upon performance.
     On appointment to the Board, Non-Executive Directors enter into a service agreement with the Bank in the form of a letter of appointment. The letter of appointment, a copy of which appears on the Bank’s website, summarises the Board policies and terms, including remuneration, relevant to the office of Director. All current Non-Executive Directors have entered into a form of service agreement.
     The policy of the Board is that the aggregate amount of fees should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre.
     The Nominations Committee annually reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable remuneration. The last review was undertaken in December 2004, at which time components of the Directors’ fees were increased to the current levels to reflect the increasing commitments and responsibilities on Directors in meeting the statutory and regulatory requirements of their office. Those increases also took account of the termination of the Directors’ Retirement Allowance Scheme.
     Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank. They can also voluntarily participate in a plan to have up to an additional 50% of their annual fees applied to the on-market acquisition of shares in the Bank.
     The Bank’s Non-Executive Directors’ fee structure provides for a base fee for all Bank Directors of $160,000, and a base Chairman’s fee of $560,000. In addition, amounts are payable where Directors are members of, or chair a Committee. Details of the breakdown of each Non-Executive Director’s fees is provided on page 83. The Bank also contributes to compulsory superannuation on behalf of Non-Executive Directors.
Retirement Benefits
     Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors previously accumulated a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrued until the Director had served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of then existing Non-Executive Directors. After that time, new Directors have not been entitled to participate in the scheme.
     The Board resolved with effect from the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach has resulted in remuneration arrangements being expressed in a more transparent manner.
     The only increment in the value of Directors’ retirement benefit entitlements shown in the tables on pages 83 and 84 for this year reflects the period up until 5 November 2004, being the date of the Annual General Meeting.

Directors’ Details — Remuneration Details continued
Details of components of Non-Executive Director fees(1)

	Committee Remuneration
	Board	People and
	Remuneration	Remuneration	Audit	Risk	Total
Director	$	$	$	$	$

J M Schubert	560,000	20,000		20,000	600,000
R J Clairs	160,000	35,000		20,000	215,000
A B Daniels	160,000	20,000		20,000	200,000
C R Galbraith	160,000		25,000	20,000	205,000
S C H Kay	160,000	20,000		20,000	200,000
W G Kent	160,000		25,000	20,000	205,000
F D Ryan	160,000		45,000	20,000	225,000
F J Swan	160,000			35,000	195,000
B K Ward	160,000		25,000	20,000	205,000

Total	1,840,000	95,000	120,000	195,000	2,250,000

(1)	Non-Executive Directors sacrifice 20% of these fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP).
The entitlements of the Non-Executive Directors under the Directors’ Retirement Allowance Scheme are:
Directors’ Retirement Allowance Scheme

Non-Executive Directors	Increase in Accrued Benefit in Year	Entitlement as at 30 June 2005
	$	$

J M Schubert	12,157	636,398
R J Clairs	18,201	202,989
A B Daniels	15,159	160,618
C R Galbraith	8,542	159,092
S C H Kay (1)	—	—
W G Kent	8,542	159,092
F D Ryan	12,723	168,263
F J Swan	8,087	266,173
B K Ward	17,225	370,180
N R Adler (2)	12,152	—
J T Ralph (2)	7,481	—

(1)	Ms Kay was appointed a Director after the closure of the scheme.

(2)	Messrs Adler and Ralph both retired on 5 November 2004. On retirement, they were paid their accrued entitlements under the Scheme, being $431,211 for Mr Adler and $1,203,960 for Mr Ralph.

Directors’ Details — Remuneration Details continued
Individual Remuneration Details for Directors
Individual remuneration details for Directors are set out below.

Remuneration of Directors
				Post Employment						Other
	Primary Benefits			Benefits			Equity Benefits			Benefits
Year			STI							Term-	Total
ended		Cash STI	Deferred	Super-	Retirement	STI Deferred	LTI	LTI Reward		ination	Remun-
30 June	Cash (1)	Payment	in Cash	annuation (2)	Allowance (3)	in Shares	Options	Shares	NEDSP(1)	Benefits	eration

	Fixed	At Risk	At Risk	Fixed	Fixed	At Risk	At Risk	At Risk	Fixed
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

J M Schubert		Chairman
2005	342,987	—	—	30,869	12,157	—	—	—	85,747	—	471,760
2004	130,545	—	—	11,749	46,981	—	—	—	32,636	—	221,911
D V Murray(4)		Managing Director and CEO (see notes to the “Remuneration of Specified Executives” table for details of individual items)
2005	1,757,500	760,000	760,000	142,500	—	431,250	81,284	1,563,504	—	—	5,496,038
2004	1,680,000	450,000	—	136,080	—	365,000	431,666	1,363,362	—	—	4,426,108
R J Clairs
2005	139,075	—	—	12,517	18,201	—	—	—	34,769	—	204,562
2004	86,424	—	—	7,778	38,988	—	—	—	21,606	—	154,796
A B Daniels
2005	131,831	—	—	11,865	15,159	—	—	—	32,958	—	191,813
2004	86,424	—	—	7,778	41,663	—	—	—	21,606	—	157,471
C R Galbraith
2005	130,220	—	—	11,720	8,542	—	—	—	32,555	—	183,037
2004	89,460	—	—	8,051	46,418	—	—	—	22,365	—	166,294
S C H Kay
2005	165,976	—	—	14,938	—	—	—	—	41,494	—	222,408
2004	97,482	—	—	8,773	—	—	—	—	24,370	—	130,625
W G Kent
2005	130,220	—	—	11,720	8,542	—	—	—	32,555	—	183,037
2004	89,460	—	—	8,051	46,418	—	—	—	22,365	—	166,294
F D Ryan
2005	145,398	—	—	13,086	12,723	—	—	—	36,350	—	207,557
2004	90,435	—	—	8,139	46,466	—	—	—	22,609	—	167,649
F J Swan
2005	124,478	—	—	11,203	8,087	—	—	—	31,119	—	174,887
2004	89,460	—	—	8,051	44,429	—	—	—	22,365	—	164,305
B K Ward
2005	135,831	—	—	12,225	17,225	—	—	—	33,958	—	199,239
2004	90,435	—	—	8,139	51,566	—	—	—	22,609	—	172,749
N R Adler(5)
2005	36,333	—	—	2,196	—	—	—	—	9,083	431,211	478,823
2004	90,435	—	—	8,318	23,717	—	—	—	22,609	—	145,079
J T Ralph (5)(6)
2005	88,881	—	—	—	—	—	—	—	22,220	1,203,960	1,315,061
2004	245,887	—	—	—	36,479	—	—	—	61,472	—	343,838

Total Remuneration for Directors
2005	3,328,730	760,000	760,000	274,839	100,636	431,250	81,284	1,563,504	392,808	1,635,171	9,328,222
2004	2,866,447	450,000	—	220,907	423,125	365,000	431,666	1,363,362	296,612	—	6,417,119

(1)	For Non-Executive Directors, this includes that portion of base fees and committee fees paid as cash. Non-Executive Directors also sacrifice 20% of their fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). Further detail on the NEDSP is contained in Note 29 (Share Capital) to the Financial Statements.

(2)	The Bank is not currently contributing to its staff superannuation fund (the Officers’ Superannuation Fund) as the fund is currently in surplus. A notional cost of contribution has been determined on an individual basis for those Non-Executive Directors who are members of that fund. Some Directors have superannuation contributions made to other funds.

(3)	For Non-Executive Directors this represents the increase in their accrued benefit in the year under the Director’s Retirement Allowance Scheme which was approved by shareholders at the 1997 Annual General Meeting. See page 82 regarding discontinuance of the Scheme.

(4)	Refer to page 81 for details of Mr Murray’s termination payments.

(5)	Messrs Adler and Ralph both retired on 5 November 2004.

(6)	Mr Ralph turned 71 during the year ended 30 June 2004. The Bank’s compulsory superannuation obligations generally cease after a person attains age 70.

Directors’ Details — Remuneration Details continued

(7)	The value of LTIs disclosed above was calculated as follows —
     The ‘fair value’ of options has been calculated using the Black-Scholes valuation model that incorporates the assumptions below —
     Option valuation assumptions

				Assumptions
Commencement Date	Fair Value	Exercise Price	Risk Free Rate	Term	Dividend Yield	Volatility

24 Aug 1999	$3.14	$23.84	5.82%	37 mths	4.82%	20.0%
24 Aug 1999 (CEOs Options)	$3.48	$23.84	5.82%	49 mths	4.82%	20.0%
13 Sept 2000	$3.47	$26.97	6.00%	37 mths	4.41%	17.9%
3 Sept 2001	$4.01	$30.12	5.24%	37 mths	4.61%	20.8%

The ‘fair value’ of shares is the Bank’s closing share price at the Commencement Date for each grant, i.e., $27.64 for shares granted on 13 September 2000, $29.50 for shares granted on 3 September 2001, $31.42 for shares granted on 2 September 2002, $27.48 for shares granted on 1 September 2003 and $29.69 for shares granted on 23 August 2004.

As required under AASB 1046 the Bank has estimated the number of options and shares expected to vest in relation to each grant. The assessment has been made as at 30 June 2005 based on the Bank’s performance against the relative hurdle. In respect of options and shares granted in 1999, 2000 and 2001, 100% of the number granted has vested. For shares granted in 2002, 2003 and 2004, the Bank currently anticipates that 50% of the number granted will vest.

The annualised equivalent of the ‘fair value’ in respect of the number of options and shares for each grant that have or are expected to vest, has been amortised on a straight line basis over the period from the Commencement Date until the first possible vesting date — a period of 37 months (49 months in respect of options granted to Mr Murray on 24 August 1999).

(8)	Represents any severance payments made on termination of employment (excluding any payment in lieu of notice).

(9)	All Other Benefits payable that are not covered above, including any payment made in lieu of notice on termination of employment and other contractual payments.

(10)	Group totals in respect of the financial year ended 30 June 2004 do not necessarily equal the sum of amounts disclosed for individuals specified in 2005 as there are differences to the individuals specified in 2004.
Termination Arrangements
     The Bank’s Executive contracts generally provide for severance payments of up to six months in cases where termination of employment is initiated by the Bank, other than for misconduct or unsatisfactory performance. Exceptions to these arrangements apply to Messrs Grimshaw, Cupper and O’Sullivan whose contracts allow for a twelve months severance payment where termination is initiated by the Bank. There is also a four week notice period for either party to terminate the agreement.
     The contracts for Specified Executives do not have a fixed term.
     Upon exit from the Bank, Executives are entitled to receive their statutory entitlements of accrued annual and long service leave, as well as accrued superannuation benefits.
     Executives who leave the Bank during a given performance year (i.e. 1 July to 30 June) will generally not receive a STI payment for that year except in the circumstances of retrenchment, retirement or death. In those circumstances, a pro-rated payment may be made based on the length of service during the performance year.
     Deferred cash or shares from previous STI awards are usually forfeited where the Executive resigns or is dismissed. In circumstances of retrenchment, retirement or death any cash will generally be paid and unvested shares will generally vest immediately.
     LTI grants are generally forfeited where the Executive resigns or is dismissed. In circumstances of retrenchment, retirement or death, the Executive or their estate may, at Board discretion, retain a pro-rated grant of long term incentives. Vesting of any long term incentives retained by the Executive will still be subject to the performance hurdle relevant to that grant.

Directors’ Details — Remuneration Details continued
STI Allocations to Directors and Specified Executives for the Year Ended 30 June 2005

	Percentage	Percentage	Percentage	Minimum Total	Maximum Total
	Paid(1)	Forfeited	Deferred(2)	Value ($)	Value ($)

D V Murray	50%	—	50%	760,000	1,520,000
M A Cameron	50%	—	50%	327,250	654,500
L G Cupper	50%	—	50%	292,500	585,000
S I Grimshaw	50%	—	50%	425,000	850,000
H D Harley	50%	—	50%	357,500	715,000
M A Katz	50%	—	50%	382,500	765,000
R V McKinnon	50%	—	50%	240,000	480,000
G L Mackrell	50%	—	50%	315,000	630,000
J K O’Sullivan	50%	—	50%	295,000	590,000
G A Petersen	50%	—	50%	217,500	435,000

(1)	Will be paid on 1 September 2005.

(2)	Will vest on 1 July 2006 and be paid in July 2006, subject to not being forfeited due to resignation or misconduct including misrepresentation of performance outcomes. Will generally vest and be immediately payable in circumstances of retrenchment, retirement or death. See page 81 for treatment on Mr Murray’s retirement consistent with this policy.
LTI Allocations to Directors and Specified Executives (under 2004 ERP Grant) in the Year Ended 30 June 2005

				Number of
				Reward	Minimum	Maximum
	Percentage	Percentage	Percentage	Shares	Total Value	Total Value(2)
	Paid(1)	Forfeited	Deferred(1)	Allocated	($)	($)

D V Murray	—	—	100%	125,000	—	3,711,250
M A Cameron	—	—	100%	28,130	—	835,179
L G Cupper	—	—	100%	25,000	—	742,250
S I Grimshaw	—	—	100%	37,500	—	1,113,375
H D Harley	—	—	100%	35,000	—	1,039,150
M A Katz	—	—	100%	43,130	—	1,280,529
R V McKinnon	—	—	100%	18,750	—	556,687
G L Mackrell	—	—	100%	28,130	—	835,179
J K O’Sullivan	—	—	100%	25,940	—	770,158
G A Petersen	—	—	100%	19,500	—	578,955

(1)	Will vest in 2007/2008, 2008/2009 or 2009/2010 subject to the service conditions and performance hurdle being met (see page 78). In circumstances of retrenchment, retirement or death, the Executive or their Estate may, at Board discretion, retain a pro-rated grant of long term incentives. See page 81 for treatment on Mr Murray’s retirement consistent with this policy.

(2)	This equals the “Number of Reward Shares Allocated” multiplied by the Bank’s closing share price at the Commencement Date of the grant (23 August 2004), which was $29.69.

Directors’ Details — Remuneration Details continued
Equity Holdings of Directors and Specified Executives
Option Holdings of Directors and Specified Executives
Mr Murray is the only Director holding options in the Bank and he exercised 1,000,000 options during the year ended 30 June 2005. The Bank’s Non-Executive Directors do not hold any options.
Option holdings of Directors and Specified Executives

				Vested and Exercisable at
				30 June 2005(1)
			Balance		Exercise
	Balance	Options	30 June		Price
Name	1 July 2004	Exercised	2005	Number	($)

Directors
D V Murray	1,250,000	(1,000,000)	250,000	250,000	30.12

Total for Directors	1,250,000	(1,000,000)	250,000	250,000	30.12
Specified Executives
L G Cupper	150,000	(75,000)	75,000	75,000	30.12
S I Grimshaw	100,000	—	100,000	100,000	30.12
H D Harley	87,500	—	87,500	50,000	30.12
				37,500	26.97
M A Katz	250,000	—	250,000	125,000	30.12
				125,000	26.97
R V McKinnon	62,500	(25,000)	37,500	37,500	30.12
G L Mackrell	232,500	(232,500)	—	—	—

Total for Specified Executives	882,500	(332,500)	550,000	387,500	30.12
				162,500	26.97

(1)	For most Executives, ‘Vested and Exercisable’ options represents those granted on 3 September 2001 with an exercise price of $30.12. Messrs Harley and Katz also hold vested but unexercised options granted on 13 September 2000 that have an exercise price of $26.97.
Shareholdings of Directors and Specified Executives
Shareholdings of Directors
     All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan (or in the case of Mr Murray the Equity Reward Plan, the previous Executive Option Plan or the Equity Participation Plan). Mr Murray exercised 1,000,000 options during the year, leaving his total holdings of options at 250,000 under the Equity Reward Plan. (No further options will be granted under the Equity Reward Plan. The Executive Option Plan was discontinued in 2000).
     Mr Murray was also awarded rights to 125,000 shares under the Equity Reward Plan and 15,078 shares under the Equity Participation Plan during the year. He has a total holding of 325,000 shares under the Equity Reward Plan and 21,866 shares under the Equity Participation Plan.
     Shares awarded under the Equity Reward Plan and Equity Participation Plan are registered in the name of the Trustee. The transfer of legal title to Mr Murray is subject to vesting conditions, and, in the case of the Equity Reward Plan, is conditional on the Bank achieving a prescribed performance hurdle over a minimum three year period. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 29 (Share Capital) to the Financial Statements.
     In addition, Mr Ralph holds an investment of $101,754 with Commonwealth Property Securities Fund and an investment of $619,753 in Colonial First State Diversified Hedge Fund. Both holdings are held beneficially. Dr Schubert holds an investment of $738,636 in Colonial First State Wholesale Diversified Fund.
     Mr Daniels beneficially holds an investment of $53,058 in Colonial First State Global Health and Biotech Fund. A related party of Mr Daniels holds an investment of $307,591 in Colonial First State Future Leaders Fund and $292,712 in Colonial First State Imputation Fund.
     Details of shareholdings of Directors and Specified Executives (or relatives or entities controlled or significantly influenced by them) are as follows:

Directors’ Detail — Remuneration Details continued
Shareholdings of Directors

			Acquired/Granted	On	Net
		Balance	as	Exercise of	Change	Balance
Name	Class	1 July 2004	Remuneration(1)	Options	Other(2)	30 June 2005

Directors
J M Schubert	Ordinary	16,268	1,658	—	582	18,508
D V Murray	Ordinary	280,833	—	1,000,000	(957,195)	323,638
	Deferred STI	19,427	15,078	—	(12,639)	21,866
	Reward Shares	242,000	125,000	—	(42,000)	325,000
R J Clairs	Ordinary	12,631	726	—	—	13,357
A B Daniels	Ordinary	16,392	695	—	582	17,669
C R Galbraith	Ordinary	7,689	672	—	463	8,824
S C H Kay	Ordinary	2,980	689	—	—	3,669
W G Kent	Ordinary	14,522	672	—	92	15,286
F D Ryan	Ordinary	6,671	759	—	—	7,430
F J Swan	Ordinary	4,996	645	—	304	5,945
B K Ward (3)	Ordinary	4,914	719	—	133	5,766
N R Adler	Ordinary	9,490	203	—	97	9,790
J T Ralph	Ordinary	23,861	496	—	345	24,702

Total For Directors	Ordinary	401,247	7,934	1,000,000	(954,597)	454,584
	Deferred STI	19,427	15,078	—	(12,639)	21,866
	Reward Shares	242,000	125,000	—	(42,000)	325,000

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 30 September 2004, 30 December 2004 and 22 April 2005 by mandatory sacrifice of fees. All shares are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). See Note 29 (Share Capital) to the Financial Statements for further details on the NEDSP. For Mr Murray, this represents:
▪	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 29 (Share Capital) to the Financial Statements for further details on the EPP.

▪	Reward Shares — granted under the Equity Reward Plan (ERP) on and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 23 August 2007 with the last possible date for vesting being 23 August 2009. See Note 29 (Share Capital) to the Financial Statements for further details on the ERP.
(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Directors and, for Mr Murray, vesting of deferred STI shares (which became Ordinary shares).
(3)	Ms Ward continued to hold 250 PERLS II securities at 30 June 2005.

Directors’ Detail — Remuneration Details continued
Shareholdings of Specified Executives

		Balance	Acquired/Granted		Net	Balance
		30 June	as	On Exercise	Change	30 June
Name	Class	2004	Remuneration(1)	of Options	Other (2)	2005

Specified Executives
M A Cameron	Ordinary	—	—	—	—	—
	Deferred STI	4,797	5,696	—	(2,399)	8,094
	Reward Shares	32,300	28,130	—	—	60,430
L G Cupper	Ordinary	27,206	—	75,000	(57,666)	44,540
	Deferred STI	8,409	6,534	—	(5,558)	9,385
	Reward Shares	70,000	25,000	—	(11,000)	84,000
S I Grimshaw	Ordinary	256	—	—	16,109	16,365
	Deferred STI	9,503	9,382	—	(4,752)	14,133
	Reward Shares	90,300	37,500	—	(14,000)	113,800
H D Harley	Ordinary	13,711	—	—	12,141	25,852
	Deferred STI	6,816	7,707	—	(4,282)	10,241
	Reward Shares	57,700	35,000	—	(7,000)	85,700
M A Katz (3)	Ordinary	407,386	—	—	(103,638)	303,748
	Deferred STI	12,706	9,717	—	(8,362)	14,061
	Reward Shares	114,000	43,130	—	(18,000)	139,130
R V McKinnon	Ordinary	9,292	—	25,000	9,699	43,991
	Deferred STI	6,507	4,775	—	(4,199)	7,083
	Reward Shares	45,500	18,750	—	(5,500)	58,750
G L Mackrell	Ordinary	21,088	—	232,500	(226,269)	27,319
	Deferred STI	8,619	6,785	—	(5,270)	10,134
	Reward Shares	66,100	28,130	—	(11,000)	83,230
J K O’Sullivan	Ordinary	5,565	—	—	—	5,565
	Deferred STI	—	6,702	—	—	6,702
	Reward Shares	33,500	25,940	—	—	59,440
G A Petersen	Ordinary	2,756	—	—	5,816	8,572
	Deferred STI	4,086	3,701	—	(2,610)	5,177
	Reward Shares	19,000	19,500	—	(3,000)	35,500

	Ordinary	487,260	—	332,500	(343,808)	475,952

Total for Specified Executives	Deferred STI	61,443	60,999	—	(37,432)	85,010
	Reward Shares	528,400	261,080	—	(69,500)	719,980

(1)	Represents:
▪	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 29 (Share Capital) to the Financial Statements for further details on the EPP.

▪	Reward Shares — granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 23 August 2007 with the last possible date for vesting being 23 August 2009. See Note 29 (Share Capital) to the Financial Statements for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Katz continued to hold 250 PERLS II securities at 30 June 2005.

Directors’ Detail — Remuneration Details continued
Shares and Options Vested and Exercised During the Year

			Shares Granted on Exercise of Options
					Value in
					Excess of	Total Value
		Reward		Exercise	Exercise	of Options
	Deferred STI	Shares		Price	Price(1)	Exercised(2)
Name	Vested	Vested	Number	($)	($)	($)

Directors
D V Murray	12,639	42,000	1,000,000	23.84	6.61	6,610,000

Total Directors	12,639	42,000	1,000,000	NA	NA	6,610,000
Specified Executives
M A Cameron	2,399	—	—	—	—	—
L G Cupper	5,558	11,000	75,000	26.97	8.92	669,000
S I Grimshaw	4,752	14,000	—	—	—	—
H D Harley	4,282	7,000	—	—	—	—
M A Katz	8,362	18,000	—	—	—	—
R V McKinnon	4,199	5,500	25,000	26.97	4.28	107,000
G L Mackrell	5,270	11,000	100,000	23.84	7.61	761,000
			57,500	26.97	4.85	278,875
			75,000	30.12	5.77	432,750
G A Petersen	2,610	3,000	—	—	—	—

Total Specified Executives	37,432	69,500	332,500	NA	NA	2,248,625

(1)	“Value in Excess of Exercise Price” represents the difference between the exercise price and closing market value of CBA shares on date of exercise.

(2)	“Total Value of Options Exercised” represents the number of options exercised multiplied by the “Value in Excess of Exercise Price”. No options were granted or lapsed during the year. Accordingly, this value represents the total value of options that were granted, lapsed and exercised during the year.
Loans to Directors and Specified Executives
ASIC Class Order
     Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, under an ASIC Class Order No. 98/110 (as amended by ASIC Class Order No. 04/665), from making disclosures of any loan made, guaranteed or secured by a bank to related parties (other than for Directors, Specified Executives and entities controlled or significantly influenced by them) and financial instrument transactions (other than shares and share options) of a bank where a Director, or a specified Executive, of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business and either on an arm’s length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity (if any). The exemption does not cover transactions that relate to the supply of goods and services to a bank, other than financial assets or services.
     The Class Order does not apply to a loan or financial instrument transaction which any Director, or a Specified Executive, of the relevant entity should reasonably be aware that if not disclosed would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.
     A condition of the Class Order is that the Bank must lodge a statutory declaration, signed by two Directors, with the Australian Securities and Investments Commission accompanying the annual report. The declaration provides confirmation that the Bank has systems of internal control and procedures to provide assurance that any financial instrument transactions of a bank, which are not entered into on an arm’s length basis, are drawn to the attention of the Directors so that they may be disclosed.

Directors’ Details — Remuneration Details continued
Individual Loans to Directors and Specified Executives
Total loans to Directors and Specified Executives

				Interest
	Year	Balance	Interest	Not		Balance	Number in
	Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	June 30	$000s	$000s	$000s	$000s	$000s	30 June

Directors
	2005	2	—	—	—	3	1
	2004	36	3	—	—	22	2
Specified Executives
	2005	8,706	523	—	—	8,803	6
	2004	4,633	377	—	—	8,829	6

Total Directors and Specified Executives
	2005	8,708	523	—	—	8,806	7
	2004	4,669	380	—	—	8,851	8

     Details of individuals with loans above $100,000 in the reporting period are as follows:
Individual loans above $100,000 to Specified Executives

						Highest
	Balance	Interest	Interest Not		Balance	Balance in
	1 July 2004	Charged	Charged	Write-off	30 June 2005	Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
Not Applicable
Specified Executives
S I Grimshaw	1,543	90	—	—	1,485	1,543
H D Harley	335	24	—	—	332	338
	202	11	—	—	—	202
	272	10	—	—	—	343
	185	10	—	—	—	185
	250	13	—	—	243	252
	321	26	—	—	347	347
M A Katz	175	12	—	—	175	175
	175	8	—	—	175	175
	—	14	—	—	500	500
G L Mackrell	58	2	—	—	—	190
	295	12	—	—	—	296
	—	<1	—	—	1,080	1,080
	146	4	—	—	—	147
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	200	13	—	—	392	395
	861	53	—	—	696	861
	258	15	—	—	208	268
G A Petersen	900	40	—	—	400	900
	800	52	—	—	800	800

Directors’ Details — Remuneration Details continued
Terms and Conditions of Loans
     All loans to Directors and Specified Executives (or related entities controlled or significantly influenced by them) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
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
Transactions other than Financial Instrument Transactions of Banks
     All other transactions with Directors, Specified Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by entities not controlled by the bank.
     The interests of Mr Ralph, Dr Schubert and Mr Daniels in investment funds managed by Colonial First State are detailed above. Additionally, Mr Galbraith is a partner in the law firm, Allens Arthur Robinson, which acted for the Bank in the provision of legal services during the financial year. The fees for these services amounted to $2,290,323.
     All other such transactions that have occurred with Directors, Specified Executives and their related entities and other related parties have been trivial or domestic and were principally in the nature of lodgement or withdrawal of deposit, unit funds and superannuation monies.
Audit
     Certain disclosures required by AASB 1046 have been made in this Remuneration Report. Pages 81 to 91 of this report have been audited as required.

Director’s Details (continued)
Non-Audit Services
     Amounts paid or payable to Ernst & Young for non-audit services provided during the year, as set out in the Annual Report in Note 35 to the Financial Statements are as follows:

	$’000
Regulatory audits, reviews, attestations and assurances for Group entities — Australia	1,245

Regulatory audits, reviews, attestations and assurances for Group entities — Off-shore	204

Financial and other audits, reviews, attestations and assurances for Group entities — Australia	145

Financial and other audits, reviews, attestations and assurances for Group entities — Off-shore	8

Assurance services relating to Sarbanes-Oxley legislation compliance	417

Agreed upon procedures and comfort letters in respect of financing, debt raising and related activities	58

Due diligence and transactional services	220

Taxation services	10

Other	113

Total	2,420	(1)

(1)	An additional amount of $3,305,000 was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements. These relate predominately to audits, reviews, attestations and assurances for managed investment schemes and superannuation funds.
     Amounts paid or payable for audit services to Ernst & Young totalled $7,921,000 and to other auditors totalled $114,000.
     The Bank has in place an Independent Auditor Services Policy, details of which are set out in the Corporate Governance section of this Annual Report, to assist in ensuring the independence of the Bank’s external auditor.
     The Audit Committee has considered the provision, during the year, of non-audit services by Ernst & Young and has concluded that the provision of those services did not compromise the auditor independence requirements of the Corporations Act.
     The Audit Committee advised the Board accordingly and, after considering the Committee’s advice, the Board of Directors agreed that it was satisfied that the provision of the non-audit services by Ernst & Young during the year, was compatible with the general standard of independence imposed by the Corporations Act.
     The reasons for the Directors being satisfied that the provision of the non-audit services during the year did not compromise the auditor independence requirements of the Corporations Act are:
—	The operation of the Independent Auditor Services Policy during the year to restrict the nature of non-audit services engagements, to prohibit certain services and to require Audit Committee pre-approval for all such engagements; and

—	The relative quantum of fees paid for non-audit services compared to the quantum of audit fees.
     The above Directors’ statements are in accordance with the advice received from the Audit Committee.
Roundings
     The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).
Incorporation of Additional Material
     This report incorporates the Chairman’s Statement, Highlights, Which new Bank Summary, Business Review, Corporate Governance and Shareholding Information sections of this Annual Report.

Five Year Financial Summary (Australian GAAP)

	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M

Financial Performance
Net interest income	5,966	5,410	5,026	4,710	4,474
Other operating income	5,388	5,081	4,373	4,358	4,350

Total operating income	11,354	10,491	9,399	9,068	8,824
Charge for bad and doubtful debts	322	276	305	449	385
Operating expenses:
Comparable business	5,697	5,500	5,312	5,201	5,170
Which new Bank	150	749	239	—	—

	5,847	6,249	5,551	5,201	5,170
Operating profit before goodwill amortisation, appraisal value uplift and income tax expense	5,185	3,966	3,543	3,418	3,269
Income tax expense	(1,637)	(1,262)	(958)	(916)	(993)
Outside equity interests	(10)	(9)	(6)	(1)	(14)

Net profit after tax (“cash basis”)	3,538	2,695	2,579	2,501	2,262
Appraisal value uplift/(reduction)	778	201	(245)	477	474
Goodwill amortisation	(325)	(324)	(322)	(323)	(338)

Operating profit after income tax attributable to members of the Bank	3,991	2,572	2,012	2,655	2,398

Contributions to profit (after tax)
Banking	2,959	2,675	2,376	2,067	1,793
Funds management	351	274	233	368	323
Insurance	156	129	65	33	20

Profit on operations ( “underlying basis” ) (1)	3,466	3,078	2,674	2,468	2,136
Shareholder investment returns	177	152	73	33	126
Which new Bank	(105)	(535)	(168)	—	—

Profit on operations (“cash basis”)	3,538	2,695	2,579	2,501	2,262
Goodwill amortisation	(325)	(324)	(322)	(323)	(338)
Appraisal value uplift/(reduction)	778	201	(245)	477	474

Operating profit after income tax	3,991	2,572	2,012	2,655	2,398

Financial Position
Loans, advances and other receivables	217,516	189,391	160,347	147,074	136,059
Total assets	329,035	305,995	265,110	249,648	230,411

Deposits and other public borrowings	168,029	163,177	140,974	132,800	117,355
Total liabilities	302,975	281,110	242,958	228,592	210,563

Shareholders’ equity	24,271	22,405	20,024	19,030	18,393
Net tangible assets	19,877	17,700	14,995	13,639	12,677

Risk weighted assets	189,559	169,321	146,808	141,049	138,383

Average interest earning assets	243,948	214,187	188,270	170,634	160,607
Average interest bearing liabilities	225,592	197,532	174,737	157,105	145,978

Assets (on balance sheet)
Australia	271,596	252,652	221,248	208,673	196,918
New Zealand	41,650	35,059	27,567	24,579	20,208
Other	15,789	18,284	16,295	16,396	13,285

Total Assets	329,035	305,995	265,110	249,648	230,411

(2)	“Underlying basis” excludes shareholder investment returns, initiatives including Which new Bank, goodwill amortisation and appraisal value uplift/(reduction)

Five Year Financial Summary (continued)

	2005	2004	2003	2002	2001

Shareholder Summary
Dividends per share (cents) — fully franked	197	183	154	150	136
Dividend cover (times) — statutory	1.5	1.1	0.9	1.4	1.4
Dividend cover (times) — cash	1.4	1.1	1.3	1.3	1.3
Dividend cover (times) — underlying	1.3	1.3	1.4	1.3	1.2
Earnings per share (cents)
Basic
Statutory	303.1	196.9	157.4	209.6	189.6
Cash basis (1)	267.6	206.6	202.6	197.3	178.8
Underlying basis (2)	261.9	237.1	210.2	194.6	168.8
Fully Diluted
Statutory	303.0	196.8	157.3	209.3	189.3
Cash basis (1)	267.5	206.5	202.5	197.0	178.6
Underlying basis (2)	261.8	237.0	210.0	194.3	168.5
Dividend payout ratio (%) (3)
Statutory	65.2	93.5	97.7	71.7	71.2
Cash basis (1)	73.9	89.1	75.9	76.2	75.5
Underlying basis (2)	75.5	77.6	73.3	77.2	80.2
Net tangible assets per share ($)	13.8	12.2	11.4	10.3	9.6
Weighted average number of shares (basic) (M)	1,273	1,256	1,253	1,250	1,260
Weighted average number of shares (fully diluted) (M)	1,274	1,257	1,254	1,252	1,262
Number of shareholders	704,906	714,901	746,073	722,612	709,647
Share prices for the year ($)
Trading high	38.52	33.54	32.75	34.94	34.15
Trading low	28.79	27.00	23.05	24.75	26.18
End (closing price)	37.95	32.58	29.55	32.93	34.15

Performance Ratios (%)
Return on average shareholders’ equity (4) (5) (8)
Statutory	18.3	12.5	10.5	14.7	13.5
Cash basis (1)	16.0	12.7	13.1	12.9	12.1
Underlying basis (2)	15.6	14.6	13.6	12.8	11.3
Return on average total assets (4)
Statutory	1.3	0.9	0.8	1.1	1.1
Cash basis(1)	1.1	0.9	1.0	1.0	1.0
Underlying basis(2)	1.1	1.1	1.0	1.0	1.0
Capital adequacy — Tier 1	7.46	7.43	6.96	6.78	6.51
Capital adequacy — Tier 2	3.21	3.93	4.21	4.28	4.18
Deductions	(0.92)	(1.11)	(1.44)	(1.26)	(1.53)
Capital adequacy — Total	9.75	10.25	9.73	9.80	9.16
Net interest margin	2.45	2.53	2.67	2.76	2.78

Other Information (numbers)
Full time staff equivalent (6)	35,313	36,296	35,845	37,245	37,460
Branches/service centres (Australia)	1,006	1,012	1,014	1,020	1,066
Agencies (Australia)	3,864	3,866	3,893	3,936	3,928
ATMs (Proprietary)	3,154	3,109	3,116	3,049	2,931
EFTPOS terminals	137,240	126,049	129,959	126,613	122,074
EzyBanking	841	815	760	730	659

Productivity
Total Operating Income per full-time (equivalent) employee ($)	308,357	278,047	262,212	243,469	235,558
Staff Expense/Total Operating Income (%)	23.3	24.3	26.4	26.4	26.7
Total Operating Expenses (7) /Total Operating Income (%)	51.5	59.6	59.1	57.4	58.6

(1)	“Cash basis” for the purpose of these financial statements is defined as net profit after tax and before, goodwill amortisation and life insurance and funds management appraisal value uplift.

(2)	“Underlying earnings” for the purpose of these financial statements is defined as net profit after tax and before shareholder investment returns, initiatives including Which new Bank, goodwill amortisation and life insurance and funds management appraisal value uplift.

(3)	Dividends paid divided by earnings less preference dividends.

(4)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity/average total assets.

(5)	2005, 2004 and 2003 shareholders’ equity includes retained earnings before provision for final dividend of $1,434 million, $1,315 million and $1,066 million respectively. Prior periods’ return on average shareholders’ equity — cash basis and underlying basis have been restated to exclude the provision for final dividend.

(6)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.

(7)	Total Operating Expenses excluding goodwill amortisation and charge for bad and doubtful debts.

(8)	Prior period numbers have been restated to include preference share dividends as a deduction from operating profit.

Financial Statements

Statements of Financial Performance	97
Statements of Financial Position	98
Statements of Changes in Shareholders’ Equity	99
Statements of Cash Flows	100
Notes to the Financial Statements	101
1. Summary of Significant Accounting Policies	101
2. Operating Profit	114
3. Revenue from Ordinary Activities	116
4. Average Balances and Related Interest	117
5. Income Tax Expense	122
6. Dividends	124
7. Earnings Per Share	125
8. Cash and Liquid Assets	125
9. Receivables from Other Financial Institutions	125
10. Trading Securities	126
11. Investment Securities	127
12. Loans, Advances and Other Receivables	130
13. Provisions for Impairment	133
14. Credit Risk Management	137
15. Asset Quality	144
16. Insurance Investment Assets	149
17. Deposits with Regulatory Authorities	149
18. Shares in and Loans to Controlled Entities	149
19. Property, Plant and Equipment	150
20. Intangible Assets	152
21. Other Assets	153
22. Deposits and Other Public Borrowings	154
23. Payables to Other Financial Institutions	155
24. Income Tax Liability	155
25. Other Provisions	156
26. Debt Issues	157
27. Bills Payable and Other Liabilities	159
28. Loan Capital	160
29. Share Capital	162
30. Outside Equity Interests	168
31. Capital Adequacy	169
32. Maturity Analysis of Monetary Assets and Liabilities	173
33. Financial Reporting by Segments	175
34. Life Insurance Business	179
35. Remuneration of Auditors	185
36. Commitments for Capital Expenditures Not Provided for in the Accounts	185
37. Lease Commitments — Property, Plant and Equipment	185
38. Contingent Liabilities and Assets	186
39. Market Risk	188
40. Superannuation Commitments	198
41. Controlled Entities	199
42. Investments in Associated Entities and Joint Ventures	202
43. Standby Arrangements and Unused Credit Facilities	202
44. Director and Executive Disclosures	203
45. Related Party Disclosures	203
46. Statements of Cash Flows	204
47. Disclosures about Fair Value of Financial Instruments	206
48. Differences between Australian and United States Accounting Principles	208

Statements of Financial Performance
for the year ended 30 June 2005

				GROUP		BANK
		2005	2004	2003	2005	2004
	Note	$M	$M	$M	$M	$M

Interest income	2	16,194	13,287	11,528	13,404	11,053
Interest expense	2	10,228	7,877	6,502	8,601	6,649

Net interest income		5,966	5,410	5,026	4,803	4,404
Other income:
Revenue from sale of assets		595	943	128	474	1,398
Written down value of assets sold		(604)	(874)	(106)	(439)	(1,823)
Other		2,924	2,777	2,605	3,988	3,737

Net banking operating income		8,881	8,256	7,653	8,826	7,716
Funds management income including premiums	3	1,261	1,175	1,149	—	—
Investment revenue	3	2,008	1,967	8	—	—
Claims and policyholder liability expense		(1,871)	(1,809)	(91)	—	—

Net funds management operating income		1,398	1,333	1,066	—	—
Insurance premiums and related revenue	3	1,132	1,012	1,131	—	—
Insurance Investment revenue	3	1,186	840	620	—	—
Claims and policyholder liability expense		(1,243)	(950)	(1,071)	—	—

Insurance margin on services operating income		1,075	902	680	—	—
Total net operating income before appraisal value uplift/(reduction)		11,354	10,491	9,399	8,826	7,716
Charge for bad and doubtful debts	2,13	322	276	305	292	263
Operating expenses:
Comparable business	2	5,697	5,500	5,312	4,357	4,226
Which new Bank (1)	2	150	749	239	150	725

		5,847	6,249	5,551	4,507	4,951

Appraisal value uplift/(reduction)	34	778	201	(245)	—	—
Goodwill amortisation		(325)	(324)	(322)	(186)	(186)

Profit from ordinary activities before income tax		5,638	3,843	2,976	3,841	2,316
Income tax expense	5	1,637	1,262	958	920	669

Profit from ordinary activities after income tax		4,001	2,581	2,018	2,921	1,647
Outside equity interests in net profit		(10)	(9)	(6)	—	—

Net profit attributable to members of the Bank		3,991	2,572	2,012	2,921	1,647

Foreign currency translation adjustment		(141)	(8)	(129)	(2)	10
Revaluation of properties		33	54	3	33	43

Total valuation adjustments		(108)	46	(126)	31	53

Total changes in equity other than those resulting from transactions with owners as owners		3,883	2,618	1,886	2,952	1,700

		Cents per share

Earnings per share based on net profit distributable to members of the Bank
Basic	7	303.1	196.9	157.4
Fully Diluted	7	303.0	196.8	157.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	6	197	183	154
Preference shares (issued 6 April 2001)	6	1,115	1,065	1,019
Other equity instruments (issued 6 August 2003)		7,795	7,306	—
Other equity instruments (issued 6 January 2004)		908	402	—

	$M	$M	$M

Net Profit after Income Tax comprises:
Net Profit after income tax (“underlying basis”)	3,466	3,078	2,674
Shareholders investment returns	177	152	73
Which new Bank (1)	(105)	(535)	(168)

Net Profit after Income Tax (“cash basis”)	3,538	2,695	2,579
Appraisal value uplift/(reduction)	778	201	(245)
Goodwill amortisation	(325)	(324)	(322)

Net Profit after Income Tax (“statutory basis”)	3,991	2,572	2,012

(3)	June 2005 and 2004 results reflects the Which new Bank program, while prior year includes other strategic initiatives undertaken .

Statements of Financial Position
as at 30 June 2005

			GROUP		BANK
	Note	2005	2004	2005	2004
		$M	$M	$M	$M

Assets
Cash and liquid assets	8	5,715	6,453	5,574	6,485
Receivables due from other financial institutions	9	6,205	8,369	6,133	7,068
Trading securities	10	14,628	14,896	12,432	12,877
Investment securities	11	10,272	11,447	6,922	6,626
Loans, advances and other receivables	12	217,516	189,391	174,140	154,139
Bank acceptances of customers		16,786	15,019	16,917	15,160
Life insurance investment assets	16	27,837	28,942	—	—
Deposits with regulatory authorities	17	45	38	1	4
Shares in and loans to controlled entities	18	—	—	29,161	23,677
Property, plant and equipment	19	1,344	1,204	796	722
Investment in associates	42	52	239	12	220
Intangible assets	20	4,394	4,705	2,336	2,522
Other assets	21	24,241	25,292	17,200	18,849

Total Assets		329,035	305,995	271,624	248,349

Liabilities
Deposits and other public borrowings	22	168,029	163,177	143,858	142,469
Payables due to other financial institutions	23	8,023	6,641	7,969	6,611
Bank acceptances		16,786	15,019	16,917	15,160
Due to controlled entities		—	—	16,652	14,176
Provision for dividend	6	14	14	14	13
Income tax liability	24	1,550	811	1,421	690
Other provisions	25	881	997	709	819
Life insurance policyholder liabilities	34	24,694	24,638	—	—
Debt issues	26	58,621	44,042	40,687	24,449
Bills payable and other liabilities	27	18,086	19,140	16,658	17,888

		296,684	274,479	244,885	222,275
Loan Capital	28	6,291	6,631	7,010	7,338

Total Liabilities		302,975	281,110	251,895	229,613

Net Assets		26,060	24,885	19,729	18,736

Shareholders’ Equity
Share capital:
Ordinary share capital	29	13,871	13,359	13,871	13,359
Preference share capital	29	687	687	687	687
Other equity instruments	29	1,573	1,573	737	737
Reserves		4,624	3,946	2,179	2,148
Retained profits		3,516	2,840	2,255	1,805

Shareholders’ equity attributable to members of the Bank		24,271	22,405	19,729	18,736

Outside equity interests:
Controlled entities	30	631	304	—	—
Life insurance statutory funds and other funds	30	1,158	2,176	—	—

Total outside equity interests		1,789	2,480	—	—

Total Shareholders’ Equity		26,060	24,885	19,729	18,736

Statements of Changes in Shareholders’ Equity
for the year ended 30 June 2005

				GROUP		BANK
		2005	2004	2003	2005	2004
	Note	$M	$M	$M	$M	$M

Ordinary Share Capital	29
Opening balance		13,359	12,678	12,665	13,359	12,678
Buy back		—	(213)	—	—	(213)
Buy back for dividend reinvestment plan		—	—	(361)	—	—
Dividend reinvestment plan		446	389	361	446	389
Employee share ownership schemes		66	38	13	66	38
Share purchase plan		—	467	—	—	467

Closing balance		13,871	13,359	12,678	13,871	13,359

Preference Share Capital	29
Opening balance		687	687	687	687	687

Closing balance		687	687	687	687	687

Other Equity Instruments	29
Opening balance		1,573	—	—	737	—
Issue of instruments		—	1,573	—	—	737

Closing balance		1,573	1,573	—	737	737

Retained profits
Opening balance		2,840	2,809	1,452	1,805	2,591
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)		—	—	1,027	—	—
Share buy back		—	(319)	—	—	(319)
Transfers from reserves		—	142	250	—	—
Operating profit attributable to members of Bank		3,991	2,572	2,012	2,921	1,647

Total available for appropriation		6,831	5,204	4,741	4,726	3,919
Transfers to reserves		(786)	(201)	—	—	—
Interim dividend — cash component		(883)	(808)	(699)	(883)	(808)
Interim dividend — dividend reinvestment plan		(200)	(188)	(166)	(200)	(188)
Payment of final dividend — cash component		(1,069)	(865)	(832)	(1,069)	(865)
Payment of final dividend — dividend reinvestment plan		(246)	(201)	(195)	(246)	(201)
Other dividends		(131)	(101)	(40)	(73)	(52)

Closing balance		3,516	2,840	2,809	2,255	1,805

Reserves
General Reserve
Opening balance		3,810	3,751	3,998	570	570
Appropriation from profits		786	201	—	—	—
Transfer to retained profits		—	(142)	(247)	—	—

Closing balance		4,596	3,810	3,751	570	570

Capital Reserve
Opening balance		280	289	289	1,531	1,531
Reversal of revaluation surplus / (deficit) on sale of property		2	(9)	—	2	—

Closing balance		282	280	289	1,533	1,531

Asset Revaluation Reserve
Opening balance		61	7	4	43	—
Revaluation of investments and properties		33	45	3	33	43
Transfers on sale of properties		(2)	9	—	(2)	—

Closing balance		92	61	7	74	43

Foreign Currency Translation Reserve
Opening balance		(205)	(197)	(65)	4	(6)
Currency translation adjustments		(141)	(8)	(129)	(2)	10
Transfer to retained profits		—	—	(3)	—	—

Closing balance		(346)	(205)	(197)	2	4

Total Reserves		4,624	3,946	3,850	2,179	2,148

Shareholder’s Equity Attributable to Members of the Bank		24,271	22,405	20,024	19,729	18,736

Statements of Cash Flows
for the year ended 30 June 2005

					GROUP		BANK
			2005	2004	2003	2005	2004
	Note		$M	$M	$M	$M	$M

Cash Flows From Operating Activities
Interest received			16,205	13,101	11,452	13,148	11,045
Dividends received			3	6	4	988	798
Interest paid			(10,198)	(7,543)	(6,455)	(8,515)	(6,351)
Other operating income received			4,649	3,410	3,135	3,615	2,375
Expenses paid			(5,714)	(5,529)	(5,438)	(4,475)	(4,459)
Income taxes paid			(985)	(1,366)	(1,258)	(619)	(886)
Net decrease/(increase) in trading securities			318	(4,324)	(2,484)	505	(4,672)
Life insurance:
Investment income			1,572	841	644	—	—
Premiums received (1)			3,183	3,562	4,130	—	—
Policy payments (1)			(4,664)	(4,529)	(5,855)	—	—

Net Cash provided by / (used in) operating activities	46	(c)	4,369	(2,371)	(2,125)	4,647	(2,150)

Cash Flows from Investing Activities
Payments for shares in controlled entities, other companies and management rights			(82)	—	(173)	(24)	—
Proceeds from disposal of controlled entities	46	(f)	—	63	33	—	885
Proceeds from disposal of entities and businesses			173	—	—	178	—
Redemption of capital from controlled entities			—	—	—	306	—
Disposal of shares in other companies			—	114	—	—	114
Net movement in investment securities:
Purchases			(22,608)	(25,587)	(18,055)	(20,254)	(15,157)
Proceeds from sale			392	697	23	275	390
Proceeds at or close to maturity			22,799	24,407	17,719	19,344	14,904
(Lodgement)/withdrawal of deposits with regulatory authorities			(7)	(15)	66	3	(2)
Net increase in loans, advances and other receivables			(28,447)	(29,328)	(13,577)	(20,293)	(22,873)
Net amounts paid to controlled entities			—	—	—	(3,325)	1,412
Proceeds from sale of property, plant and equipment			30	69	72	30	7
Purchase of property, plant and equipment			(286)	(536)	(143)	(164)	(175)
Net decrease/(increase) in receivables due from other financial institutions not at call			933	292	513	441	(344)
Net decrease/(increase) in securities purchased under agreements to resell			991	(1,023)	50	988	(1,039)
Net decrease/(increase) in other assets			1,056	(1,461)	301	758	(1,537)
Life insurance:
Purchases of investment securities			(14,165)	(20,286)	(13,091)	—	—
Proceeds from sale/maturity of investment securities			15,281	21,500	14,628	—	—

Net Cash (used in) Investing Activities			(23,940)	(31,094)	(11,634)	(21,737)	(23,415)

Cash Flows from Financing Activities
Buy back of shares			—	(532)	—	—	(532)
Proceeds from issue of shares (net of costs)			66	505	13	66	505
Proceeds from issue of preference shares to outside equity interests			323	—	182	—	—
Proceeds from issue of other equity instruments (net of costs)			—	1,573	—	—	737
Net increase in deposits and other borrowings			6,332	21,997	5,129	2,807	19,254
Net movement in debt issues			14,579	13,413	7,054	16,238	7,765
Dividends paid (excluding DRP)			(2,083)	(1,774)	(1,933)	(2,024)	(1,726)
Net movements in other liabilities			(330)	(242)	(926)	(292)	113
Net increase/(decrease) in payables due to other financial institutions not at call			449	(929)	(796)	449	(909)
Net increase/(decrease) in securities sold under agreements to repurchase			(1,480)	206	3,046	(1,418)	269
Issue of loan capital			1,233	985	901	1,554	1,784
Redemptions of loan capital			(1,392)	(317)	—	(1,621)	(317)
Other			(37)	(2)	19	6	(16)

Net Cash provided by Financing Activities			17,660	34,883	12,689	15,765	26,927

Net (decrease)/increase in Cash and Cash Equivalents			(1,911)	1,418	(1,070)	(1,325)	1,362
Cash and Cash Equivalents at beginning of period			2,846	1,428	2,498	1,639	277

Cash and Cash Equivalents at end of period	46	(a)	935	2,846	1,428	314	1,639

(1)	These were gross premiums and policy payments before splitting between policyholder liabilities and revenue and expense.
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
     The accounting polices applied are consistent with those of the previous year.
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
     The foreign currency assets and liabilities of overseas branches and overseas controlled entities are converted to Australian currency at 30 June 2005 in accordance with the current rate method. Profit and loss items for overseas branches and overseas controlled entities are converted to Australian dollars progressively throughout the year at the spot exchange rate at the date of the transaction.
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
Capitalisation of Computer Software Costs
     In accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, the Group capitalises computer software costs. The criteria for capitalised computer software costs is that only computer software projects costing $10 million or more are capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business. The Group carries net unamortised capitalised computer software costs of $182 million as at 30 June 2005 (2004:$107 million).
     Such costs are amortised over the assessed useful life of the projects. An amortisation period of 2 1/2 years is adopted for most software developments. Software maintenance costs continue to be expensed as incurred.
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
Provision for ‘Which new Bank’ costs
     On 19 September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation program and results in the Bank incurring additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the year to 30 June 2005 such expenses have totalled $150 million and principally comprised redundancies and process improvement costs. In the period to 30 June 2004 such expenses have totalled $749 million and principally comprise redundancies, expensing of previously capitalised software of $219 million, process improvements and branch refurbishment. The outstanding provision for ‘Which new Bank’ costs at 30 June 2005 is $91 million.
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
     General reserve is derived from revenue profits and is available for dividend except for undistributable profits in respect of the Group’s life insurance businesses of $3,750 million, including the appraisal value uplift (2004: $2,964 million and 2003: $2,905 million).
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
Life Insurance Investment Assets
     Investments are measured at net market values at balance date. Listed securities are valued at the price ruling at balance date. Where no quoted market exists, the Directors adopt various methods determined by internal and external valuers. In these cases the values are deemed equivalent to net market value. Details of particular methods adopted are as follows:
—	Valuation of the investment in the life insurance controlled entities is based on the appraisal value. The appraisal value comprises the present value of future profits from in force business, the estimated value of profits from future business and the shareholders interest in the net worth of the life insurance Statutory and Shareholder Funds.

—	Non life insurance controlled entities are valued using a discounted cash flow method applied to anticipated future income streams, allowing for assumptions about future sales growth, redemptions, expenses, investment returns and fee margins. This method allows the values so calculated to be expressed in the form of appraisal values, consistent with those calculated for the life insurance controlled entities. Valuation of the investment in the non life insurance controlled entities is then based on these calculated appraisal values as at reporting date.

—	Properties are valued annually by qualified independent valuers.
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
     Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins, future cash flows cannot be reliably measured. Therefore, no asset/liability or gain/loss on sale of the loans has been recognised. The residual income is

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
recognised in Other Income when receivable. Interest rate swaps are recognised in income on an accruals basis.
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
     ‘Underlying Basis’ is defined as net profit after tax (“cash basis”) excluding Which new Bank initiatives, shareholder investment returns and the cost of the June 2002 Employee Share Acquisition Plan (“ESAP”) paid in October 2002.
(oo) Policy changes (2004)
Software Capitalisation
     The criteria for information technology software capitalisation was amended effective 1 July 2003, such that only computer software projects costing $10 million or more are capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business.
     This change resulted in the expensing of $219 million of previously capitalised software at 1 July 2003.
(pp) Subsequent Events
Sale of Hong Kong Business
     On 7 July 2005 the Bank entered into an agreement to sell its life insurance and financial planning business in Hong Kong for approximately $600 million to Sun Life Financial. The business consisted of CMG Asia Limited, CommServe Financial Limited and Financial Solutions Limited, with a combined carrying value of $527 million under current Australian GAAP. The carrying value will be different under AIFRS, principally due to differences in discount rates used in the actuarial valuation of policyholder liabilities and differences in treatment of historic foreign exchange losses under AIFRS. The impact of conversion to AIFRS is included in Note 1 (qq).
     The transaction, targeted for completion within three months, and together with the determination of the final profit is subject to conditions precedent.
(qq) International Financial Reporting Standards (IFRS)
Transition Management
     On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (“AIFRS”) to the maintenance of all financial records. This is in line with the conversion deadline set out by the Financial Reporting Council of Australia.
     The Bank completed its review of the AIFRS and their impact during the planning stage of the project. Conversion issues were then identified and methodologies designed to resolve those issues.
     Implementation of these changes was completed during the financial year ended 30 June 2005, including the maintenance of a shadow set of AIFRS-compliant financial records for that year.
     Although all AIFRSs are applied by the Bank from 1 July 2005 some standards are not applicable to the comparative financial year (the financial year beginning 1 July 2004). As such, on release of AIFRS-compliant financial statements for the financial year beginning 1 July 2005, the financial results for the comparative financial year will only be restated to a limited extent. Descriptions of the key AIFRS issues are set out below and segregated between those issues which have an effective impact from 1 July 2004 and those which have an effective impact from 1 July 2005. Where the financial impact of conversion can be reasonably estimated, and where it is material, details are provided below, both within the narrative disclosures and in summary tabular form. It should be noted that the Bank cannot reliably estimate the prospective financial impact beyond 1 July 2005 of AIFRS issues, as the eventual impact of these issues depend upon uncertain future events and transactions.
     All amounts set out below are audited estimates based upon prevailing world-wide accounting interpretations and existing financial instrument valuation methodologies. To the extent that those interpretations or valuation methodologies change, the amounts quoted below may be subject to alteration prior to the release of the Bank’s AIFRS-compliant financial statements for the financial year ending 30 June 2006. All amounts are stated on an ‘after-tax’ basis.
Key Accounting Issues
     Whilst the implementation of AIFRS has no impact on the Bank’s cash flows, underlying economic strength, nor risk management practices, the following key areas of difference between current accounting practice and the treatment under AIFRS have been identified:
Issues with effective impact from 1 July 2004
(i) Employee Benefits — Defined Benefit Superannuation Plans
     With the introduction of AIFRS, the surpluses and/or deficits that arise within individual defined benefit superannuation plans must be recognised in the statement of financial position. There is a choice of three options for the recognition of actuarial gains and losses related to defined benefit superannuation plans within Profit or Retained Earnings. The options available include direct recognition in Profit of all of the actuarial gain or loss, direct recognition in Retained Earnings of all of the actuarial gain or loss, or the ‘corridor’ approach which progressively recognises a certain portion of the gain or loss within Profit over the expected average remaining working lives of employees within the plan. Under each of these options, the net surpluses or deficits of the defined benefit superannuation plans must be recognised within

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
the Statement of Financial Position. The Bank has selected direct recognition in Retained Earnings as the method of accounting for the defined benefit superannuation plans from 1 July 2004.
     The Bank currently sponsors two defined benefit plans. Actuarial valuations of these plans are carried out periodically, and a large surplus currently exists on a net basis. On transition to AIFRS, the comparative period beginning 1 July 2004 has recorded an opening Retained Earnings adjustment reflecting the value of this surplus. It should be noted that the value of the net surplus for financial reporting purposes does not reflect the actuarial valuation used when assessing funding requirements of the plans. The actuarial valuation is higher than the value used for financial reporting purposes principally due to the use of prescribed discount rates in the latter. This opening adjustment to Retained Earnings as at 1 July 2004 is a net increase of $389 million. This is comprised of both an increase in Retained Earnings of $443 million due to the recognition of the defined benefit plan currently in surplus, and a decrease in Retained Earnings of $54 million due to the recognition of the defined benefit plan currently in deficit.
     For the AIFRS comparative financial year ended 30 June 2005, the restatement of the statement of financial performance includes an additional, non-cash, expense item of $52 million, reflecting the accrual accounting charge to profit and loss associated with accounting for defined benefit plans.
     For the AIFRS comparative financial year ended 30 June 2005 there was an actuarial gain of $102 million and other movements totalling $8 million (principally foreign exchange movements) resulting in a total increase of $110 million to net assets and Retained Earnings. The total movement of $110 million comprised a $108 million increase in respect of the defined benefit plan currently in surplus, and a $2 million increase in respect of the defined benefit plan currently in deficit. The balance of the net accounting surplus remaining as at 1 July 2005 is $447 million after tax, being a plan surplus of $502 million less a plan deficit of $55 million. The above adjustments are summarised in the table below;

Group $M

1 July 2004 net plan surplus	389
Accounting expense	(52)
Net actuarial gains and other movements — to Retained Earnings	110

30 June 2005 net plan surplus	447

(ii) Employee Benefits — Employee Share Schemes
     The Bank currently accrues all share based compensation on a cost basis and amortises it to expense over the vesting period where there are performance hurdles to be met. Shares in the Bank are purchased by a Trust when the shares are granted and held until they vest to the employee.
     Under AIFRS the fair value of the share based compensation is calculated at grant date and amortised to expense over the vesting period, subject to service and performance conditions being met. Transitional arrangements are in place under AIFRS such that only those shares granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner. Shares in the Bank held by the Trust have been consolidated, reclassified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital.
     The opening adjustment as at 1 July 2004 includes a decrease of $126 million in Share Capital being the recognition of Treasury Shares at cost, an increase of $47 million in Equity Compensation Reserve reflecting the cumulative expense amortisation related to the purchase of Treasury Shares, and an increase of $141 million in Retained Earnings, comprising an adjustment to recognise the unamortised expense of $79 million together with the reversal of the accrued payable previously recorded under Australian GAAP of $62 million.
     For the AIFRS comparative financial year ended 30 June 2005, there is an additional expense of $30 million being the difference in the amortisation expense for the year between Australian GAAP and AIFRS (which includes a one-off increase in expense of $32 million due to the discontinuance of the mandatory component of the Equity Participation Plan and the resulting recognition of cash incentives on an accruals basis). Within Shareholders Equity there has been a decrease in Share Capital of $6 million being the net movement in Treasury Shares for the year reflecting both purchases and vesting of shares, and a net decrease in Equity Compensation Reserve of $24 million reflecting both the vesting of Treasury Shares in the half year period prior to 1 January 2005 transition date and the amortisation during the year.
     The only share based compensation which remains after 1 July 2005 is in relation to the Long Term Incentive program.
     The Bank does not expect that the application of AIFRS to share based compensation from 1 July 2005 will have a material impact on net profit relative to current Australian GAAP.
(iii) Consolidation of Special Purpose Vehicles
     AIFRS requires the consolidation of certain special purpose vehicles that are not consolidated under the current accounting standards.
     Vehicles related to the securitisation of Bank assets, and certain other customer asset securitisation vehicles, will be consolidated under AIFRS. This has resulted in a gross up of the assets and liabilities recorded within the statement of financial position of $8,795 million as at 1 July 2004. A small number of special purpose vehicles in respect of structured transactions will also be consolidated, but this only results in reclassification between categories of assets within the statement of financial position.
     During the comparative AIFRS financial year ended 30 June 2005 there was a net increase in the carrying value of the assets and liabilities held by the securitisation vehicles of $3,435 million. This reflects the net impact of repayment and securitisation of new assets during the year. As these adjustments simply involve a grossing up of assets and liabilities on the Bank’s balance sheet, with no material impact on shareholders’ equity, they do not form part of the tabular presentation of summary financial impacts below.
     There is no net profit impact arising from the consolidation of these vehicles.
(iv) Accounting for Life Insurance and Funds Management Business
Appraisal Value Accounting
     On transition to AIFRS, the asset representing the excess of the net market value over net assets of the Bank’s life insurance controlled entities can no longer be recognised in full. As a result, the Bank will on the adoption of AIFRS, cease to recognise any movement in this asset in the statement of financial performance. The write off of the internally generated component will principally be reflected against the General Reserve and the acquired component will be reclassified as Goodwill within the statement of financial position and subject to an annual impairment test. The opening adjustments as at 1 July 2004 was a decrease to General Reserve of $2,836 million, being the reversal of internally generated appraisal value increases of $3,123 million less a $287 million transfer of historic writedowns of acquired goodwill to Retained Earnings. There is also a reversal of the asset representing the excess of the net market value over the net assets of the Bank’s life insurance controlled entities of $5,852 million and a net increase in goodwill of $2,729 million. During the AIFRS comparative financial year ended 30 June 2005, a further uplift in the appraisal value of $778 million was recognised under Australian GAAP. This

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
amount has been reversed in the AIFRS comparative statement of financial performance.
Treasury Shares
     Under current Australian GAAP direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds are recognised in the statement of financial position at net market value. On transition to AIFRS these assets will be reclassified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital. These adjustments only occur at the consolidated Group level, and do not affect the financial statements of the underlying life insurance entities. The opening adjustment as at 1 July 2004 was a decrease of $300 million in Insurance Investment Assets; a decrease in Deferred Income Tax Liability of $9 million; a decrease of $245 million in Share Capital, being the cost of the investments; and a decrease of $46 million in Retained Earnings, being the reversal of the cumulative opening market value appreciation. During the AIFRS comparative financial year ended 30 June 2005, all realised and unrealised gains and dividend income on these shares of $39 million was recognised under current Australian GAAP. This amount has been reversed in the AIFRS comparative statement of financial performance, although an amount of $19 million representing realised gains and dividend income earned during the year has been transferred directly to Retained Earnings. As at 1 July 2005 a net decrease in Share Capital of $8 million has been recorded under AIFRS, being the net movement in the cost of Treasury Shares held during the AIFRS comparative financial year ended 30 June 2005. As the calculation of life insurance policyholder liabilities continues to include the fair values of policyholders’ interest in these Treasury Shares, the removal of movements in Treasury Share assets attributable to policyholders result in a mismatch within the consolidated financial statements.
Income and Expense Recognition
     Initial entry fee income on investment style products issued by entities other than life insurers is currently immediately recognised as income in the statement of financial performance. The application of AIFRS to such investment contracts is currently being considered internationally with one possible interpretation requiring the deferral of all upfront fees over the life of the underlying investment contract. The Bank’s approach under AIFRS is to recognise upfront fees immediately as income where the Bank has provided financial advice. However, assuming the entire amount of this fee income was deferred, the adjustment to opening Retained Earnings as at 1 July 2004 would be a decrease of $69 million, and statutory profit for the year ended 30 June 2005 would be decreased by $9 million. Given the uncertainty around the eventual accounting interpretation this adjustment has been omitted from the tables below.
(v) Accounting for Goodwill
     On transition to AIFRS Goodwill is no longer amortised but continues to be subject to an annual assessment for impairment to ensure that the carrying value of Goodwill is not greater than the recoverable amount. As a result, the statement of financial performance will no longer include an expense item reflecting the annual Goodwill amortisation. No impairment adjustment to opening Retained Earnings arises as at 1 July 2004 in respect of this issue. During the AIFRS comparative financial year ended 30 June 2005, goodwill amortisation of $325 million was recognised under Australian GAAP. This amount has been reversed in the AIFRS comparative statement of financial performance, net of amortisation totalling $4 million in respect of separately identifiable intangible assets.
(vi) Foreign Currency Translation Reserve
     On transition to AIFRS, an option exists to deem any amounts recorded within Foreign Currency Translation Reserve (‘FCTR’) as zero. The Bank has adopted this transition option, resulting in a reduction of Retained Earnings of $205 million from FCTR as at 1 July 2004.
(vii) Taxation
     A “balance sheet” approach to tax-effect accounting is followed under AIFRS replacing the current “statement of financial performance” approach. This approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. As at 1 July 2004 this change in approach did not result in any material adjustment to Shareholders’ Equity.
Issues with effective impact from 1 July 2005
(viii) Derivative Financial Instruments including Hedge Accounting and Embedded Derivatives
     Under AIFRS all derivative financial instruments, including embedded derivatives and those used for balance sheet hedging purposes, are to be recognised on-balance sheet and measured at fair value. These amounts in particular, are audited estimates based upon prevailing world-wide accounting interpretations and existing financial instrument valuation methodologies. To the extent that those interpretations or valuation methodologies change, the amounts quoted below may be subject to alteration prior to the release of the Bank’s AIFRS-compliant financial statements for the financial year ending 30 June 2006.
     Hedge accounting can be applied, subject to certain rules, for fair value hedges, cash flow hedges, and hedges of investments in foreign operations. Cash flow hedges are the predominant form of hedging applied by the Bank. Embedded derivatives relate to certain structured transactions and potential changes in the future ownership structures of certain entities within the Bank.
     It is expected that these new rules on accounting for hedge instruments and embedded derivatives will introduce significant volatility within equity reserves, and the potential for some volatility within the statement of financial performance.
     As at 1 July 2005, the Bank recognised the following two amounts within Shareholders’ Equity in relation to the hedge accounting and embedded derivatives, being:
—	an adjustment to Retained Earnings of $313 million to reflect both the initial recognition of embedded derivatives and non-hedged derivatives at fair value, and also the cumulative cash flow and fair value hedge ineffectiveness inherent within the entire 1 July 2005 hedge accounting portfolio; and

—	the recognition of a Cash Flow Hedge Reserve of $40 million representing the cumulative hedge effectiveness of all 1 July 2005 cash flow hedge relationships.
(ix) Provisions for Loan Impairment
     In line with market practice, the Bank’s current general provisioning for impairment covers non-identifiable probable losses and latent risks inherent in the overall portfolio of loans, advances and other credit transactions. Under AIFRS the Bank will at each reporting date first assess whether any objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. The Bank uses judgement to estimate the amount of any impairment loss.
     As a result of this change, there may be a reduction in the amount of the Bank’s general/collective provisioning for impairment. Due to current uncertainty around AIFRS accounting interpretations and the development of Australian industry practice in this area, a loan impairment provision in accordance with AIFRS cannot be reliably estimated.
     The practice of recording specific provisions for loan impairment will continue under AIFRS, however, such provisions — termed provisions for individually significant

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
impaired loans — must be based on the discounted values of estimated future cash flows. The discount unwinds during the period between the initial recognition of the provision and the eventual recovery of the written down amount, resulting in the recording of interest in the statement of financial performance, within interest income. At 1 July 2005 there was no material change in the specific/individually significant impaired loan provision.
(x) Classification of Hybrid Financial Instruments
     The Bank currently has on issue three types of hybrid financial instruments: Preferred Exchangeable Resettable Listed Shares (“PERLS”); Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) and Trust Preferred Securities (“TPS”). These instruments are currently classified as equity instruments.
     Under AIFRS these instruments were reclassified as debt within the statement of financial position on 1 July 2005. Those instruments denominated in a foreign currency were re-translated at exchange rates prevailing on 30 June 2005, rather than the exchange rate prevailing at the date of issue. This resulted in a decrease to Shareholders’ Equity of $2,159 million. This adjustment is comprised of a decrease in Preference Share Capital and Other Equity Instruments of $2,260 million; an increase in Retained Earnings of $22 million; and an increase in the Foreign Currency Translation Reserve of $79 million.
     From 1 July 2005 onwards, distributions to the holders of these hybrid financial instruments will be treated as interest expense in the statement of financial performance.
(xi) Revenue and Expense Recognition
     Under AIFRS, the Bank has changed the timing of the recognition of certain revenue and expense items. Any fee income integral to the yield of an originated financial instrument, net of any direct incremental costs, must be capitalised and deferred over the expected life of the instrument. This is not expected to have a material impact on net profit within the statement of financial performance, however, some re-classifications of revenue between fee income and interest income will occur.
     As at 1 July 2005, a decrease in Retained Earnings of $61 million has been recognised, reflecting the deferral of previously recognised revenue and expense items. This adjustment comprises a net deferral of expense in relation to the retail banking portfolios and a, larger, net deferral of income in relation to the corporate banking portfolios.
(xii) Accounting for Life Insurance Business
Measurement differences
     Under AIFRS, measurement differences arise within the insurance products and investment-style products of the life insurance and funds management businesses. Specifically, the actuarial calculation of policyholder liabilities is affected by a change in the discount rates applied for some contracts, and certain acquisition costs related to investment-style products which were deferred under current Australian GAAP can no longer be deferred under AIFRS. On transition to AIFRS, this will have the effect of increasing the amount of Insurance Policyholder Liabilities and decreasing Retained Earnings by a total of $248 million.
Income and Expense Recognition
     A similar issue in respect of initial entry fee income on investment style products as described in section (iv) above for entities other than life insurers, will apply to life insurance entities from 1 July 2005. The Bank’s approach under AIFRS is to recognise upfront fees immediately where the Bank has provided financial advice. Where initial entry fee income has been deferred under AIFRS, this has resulted in a decrease to Retained Earnings of $75 million on 1 July 2005. However, assuming the entire amount of this fee income was deferred, as at 1 July 2005, this would result in a further reduction to Retained Earnings of $17 million. Given the uncertainty around the eventual accounting interpretation this adjustment has been omitted from the tables below.
Outside Equity interests
     On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies no longer qualify as equity. As a result, the Bank has, on adoption of AIFRS, reclassified outside equity interests in life insurance statutory funds and other funds to liabilities. As at 1 July 2005, this will result in a reduction to Total Shareholders’ Equity of $1,158 million.
(xiii) Financial Instruments Classification for Banking Business
     Certain of the Bank’s financial assets currently carried at amortised cost will be reclassified as Available-for-sale investments (measured at fair value with unrealised gains and losses carried in a reserve) and financial assets held at fair value with changes in value recognised in profit and loss.
     On transition to AIFRS, the reclassification of financial instruments, principally being investment securities, as Available-for-sale investments resulted in an increase in Total Assets and an Available-for-sale Asset Revaluation Reserve of $68 million. Additionally, those financial instruments designated as fair value through profit and loss resulted in a decrease in Total Assets and Retained Earnings of $3 million.
Regulatory Capital Treatment
     Several of the above accounting issues affect the assets and equity items currently included in the calculation of the Bank’s regulatory capital and some of the regulated subsidiaries. Currently, accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. The Australian Prudential Regulation Authority (“APRA”) has released a discussion paper setting out some of its proposed prudential responses to the adoption of AIFRS by APRA regulated institutions.
     However, there are a number of specific AIFRS related changes where it is unclear whether the Bank’s current capital measurement methodologies will be maintained. APRA is consulting with regulated entities, including the Bank, prior to their finalisation of any amendments to the prudential regulations.

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
Summary of Financial Impacts
     A summary of the material after-tax financial impacts of conversion to AIFRS is set out in the following three tables:
     Table 1 represents the reconciliation of Australian GAAP Shareholders’ Equity to AIFRS Shareholders’ Equity as at 1 July 2004, for those standards with an effective date of 1 July 2004.
     Table 2 sets out the expected adjustments to the result for the year ended 30 June 2005, for those standards with an effective impact from 1 July 2004.
     Table 3 sets out the additional adjustments to Shareholders Equity as at 1 July 2005 for those standards with an effective date of 1 July 2005, which deal with Financial Instruments and Insurance.
     References are provided within the tables to the detailed narrative disclosures in the section above.
Table 1: Shareholders’ Equity Reconciliation as at 1 July 2004

	Consolidated Group
	TOTAL SHAREHOLDERS’
	EQUITY
Shareholders’ Equity Reconciliation	Reference	$M

Australian GAAP Total as at 1 July 2004		24,885

AIFRS 1 July 2004 After Tax Adjustments to Shareholders’ Equity

Retained Earnings Impacts:

Initial recognition of defined benefit superannuation plan in surplus	(i)	443

Initial recognition of defined benefit superannuation plan in deficit	(i)	(54)

Net adjustment in respect of share based payment compensation	(ii)	141

Reversal of market value appreciation on treasury shares held within the Bank’s life insurance statutory funds	(iv)	(46)

Transfer of historic write-downs of acquired goodwill within the appraisal value of the life insurance and funds management businesses	(iv)	(287)

Transfer from Foreign Currency Translation Reserve	(vi)	(205)

Change in the revenue recognition pattern for ‘net of tax’ leveraged leases		17

Share Capital Impacts:

Initial recognition of treasury shares held within employee share scheme trust	(ii)	(126)

Initial recognition of treasury shares held within the Bank’s life insurance statutory funds	(iv)	(245)

General Reserve:

Net write down of internally generated appraisal value of the life insurance and funds management businesses	(iv)	(2,836)

Other Reserves:

Transfer from the Foreign Currency Translation Reserve to Retained Earnings	(vi)	205

Increase in Asset Revaluation Reserve following change in valuation methodology for owner-occupied property		32

Initial recognition of Equity Compensation Reserve	(ii)	47

AIFRS restated Shareholders’ Equity as at 1 July 2004		21,971

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
Table 2: Restatement of After Tax Profit & Loss for year ended 30 June 2005

		Group	Group	Bank	Bank
	Reference	$M	$M	$M	$M

Australian GAAP Statutory Profit After Tax for year ended 30 June 2005			3,991		2,921

Recognition of non-cash pension expense related to defined benefit superannuation plans	(i)	(52)		(52)

Recognition of amortisation expense related to treasury shares held within the employee share scheme trust	(ii)	(30)		(31)

Reversal of realised and unrealised gains and dividend income accrued on treasury shares held within the Bank’s life insurance statutory funds	(iv)	(39)		—

Reversal of goodwill expense net of separately identifiable intangible asset amortisation	(v)	321		186

Change in the revenue recognition pattern for ‘net of tax’ leveraged leases		(9)		(9)

Total AIFRS after tax adjustment to distributable earnings for the year ended 30 June 2005		191		94

Reversal of internally generated appraisal value uplift in the life insurance and funds management businesses	(iv)	(778)		—

Total AIFRS after tax adjustment to Statutory Profit for the year ended 30 June 2005			(587)		94

Restated AIFRS after tax Statutory Profit for the year ended 30 June 2005			3,404		3,015

Notes to the financial statements
NOTE 1 Summary of Significant Accounting Policies continued
Table 3: Shareholders’ Equity Reconciliation as at 1 July 2005

	Consolidated Group
	TOTAL SHAREHOLDERS’
	EQUITY
Shareholders’ Equity Reconciliation	Reference	$M

AIFRS restated Shareholders’ Equity as at 1 July 2004		21,971

Australian GAAP after tax Statutory Profit for the year ended 30 June 2005		3,991

Total AIFRS after tax adjustment to Statutory Profit for the year ended 30 June 2005 per Table 2		(587)

Other current Australian GAAP Reserve Movements for the year ended 30 June 2005		(2,816) (1)

IFRS 1 July 2005 After Tax Adjustments to Shareholders’ Equity

Retained Earnings Impacts:

Actuarial and other movements within the defined benefit superannuation plan in surplus	(i)	108

Actuarial and other movements within the defined benefit superannuation plan in deficit	(i)	2

Net movement in the calculation of life insurance policyholder liabilities due to actuarial methodology changes and the write off of deferred acquisition cost asset on products reclassified from insurance contracts to investment contracts	(xii)	(248)

Adjustment in respect of realised gains and dividend income on treasury shares held within the Bank’s life insurance statutory funds	(iv)	19

Deferral of initial entry fee income earned by life insurance entities	(xii)	(75)

Adjustment to fair value calculation for assets held by life insurance business		(14)

Adjustment in respect of derivative financial instruments on initial application of hedge accounting and recognition of embedded derivatives	(viii)	(313)

Deferral of previously recognised net income and expenses within banking business	(xi)	(61)

Foreign exchange adjustment on the reclassification of hybrid financial instruments from equity to liabilities	(x)	22

Adjustment to fair value calculation for trading assets within the banking portfolios and for other financial instruments designated as fair value through profit and loss	(xiii)	(3)

Share Capital Impacts:

Net movement in treasury shares held within employee share scheme trust	(ii)	(6)

Net movement in treasury shares held within the Bank’s life insurance statutory funds	(iv)	(8)

Other Reserves and Capital Movements:
Asset Revaluation Reserve adjustment for change in valuation methodology for owner-occupied property		(4)

Reclassification of outside equity interest in the life insurance statutory funds and other funds as liabilities	(xii)	(1,158)

Initial recognition of Cash Flow Hedge Reserve on initial application of hedge accounting	(viii)	40

Reclassification of hybrid financial instruments from equity to liabilities	(x)	(2,260)

Foreign currency translation reserve adjustment due to reclassification of hybrid financial instruments from equity to liabilities at exchange rates at 30 June 2005	(x)	79
Reclassification and revaluation of Australian GAAP investment securities at cost to available-for-sale financial assets at fair value	(xiii)	68

Net movement in Equity Compensation Reserve	(ii)	(24)

AIFRS Restated Shareholders’ Equity as at 1 July 2005		18,723

(1)	Represents movements in Shareholders’ Equity other than profit for the year:

$M
Change in Ordinary Shareholders’ Equity	512

Change in Reserves	678

Change in Outside Equity Interests:

Controlled entities	327

Insurance statutory funds	(1,018)

Change in Retained Earnings	676

Less: Net profit after tax (“statutory basis”)	(3,991)

Net adjustment	(2,816)

Notes to the financial statements
NOTE 2 Operating Profit
Profit from ordinary activities before income tax has been determined as follows:

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M

Interest Income
Loans	14,244	11,675	10,126	11,428	9,504
Other financial institutions	229	182	191	136	90
Cash and liquid assets	198	198	150	221	214
Trading securities	785	600	454	647	486
Investment securities	723	607	566	242	229
Dividends on redeemable preference shares	15	25	41	3	3
Controlled entities	—	—	—	727	527

Total Interest Income	16,194	13,287	11,528	13,404	11,053

Interest Expense
Deposits	7,063	5,949	4,732	5,543	4,833
Other financial institutions	257	160	198	255	159
Debt issues	2,557	1,505	1,352	1,944	1,081
Controlled entities	—	—	—	496	282
Loan capital	351	263	220	363	294

Total Interest Expense	10,228	7,877	6,502	8,601	6,649

Net Interest Income	5,966	5,410	5,026	4,803	4,404

Other Operating Income
Lending fees	753	724	652	730	702
Commission and other fees	1,595	1,503	1,394	1,310	1,256
Trading income
Foreign exchange earnings	167	228	200	137	203
Trading securities	193	165	190	164	128
Other financial instruments (incl derivatives)	80	106	112	80	106
Dividends — controlled entities	—	—	—	988	794
— other	3	6	4	—	4
Net (loss) gain on investments and loans	(13)	80	(9)	(39)	(416)
Net profit (loss) on sale of property, plant and equipment	4	(11)	22	4	(10)
Funds management income	1,398	1,333	1,066	—	—
Insurance income	1,075	902	680	—	—
Other (1)	133	45	62	649	545

Total Other Operating Income	5,388	5,081	4,373	4,023	3,312

Total Net Operating Income before appraisal value uplift/(reduction)	11,354	10,491	9,399	8,826	7,716

Charge for Bad and Doubtful Debts (Note 13)
General provisions	322	276	305	292	263

Total Charge for Bad and Doubtful Debts	322	276	305	292	263

(1)	Includes an equity accounted loss of $32 million for the year ended 30 June 2004. Principally relates to a change in revenue recognition accounting policy by the associate entity.

Notes to the financial statements
Note 2 Operating Profit continued

				GROUP		BANK
	2005		2004	2003	2005	2004
	$M		$M	$M	$M	$M

Staff Expenses
Salaries and wages	2,274		2,152	2,106	1,758	1,683
Superannuation contributions	7		8	13	(18)	(14)
Provisions for employee entitlements	67		41	11	59	34
Payroll tax	115		115	107	101	101
Fringe benefits tax	32		32	26	28	28
Other staff expenses	104		100	120	29	46

Comparable business	2,599		2,448	2,383	1,957	1,878
Initiatives including Which new Bank	50		273	155	50	267

Total Staff Expenses (excluding share based compensation)	2,649		2,721	2,538	2,007	2,145

Share Based Compensation
Comparable business	44	(1)	105	94	44	104
Initiatives including Which new Bank	—		—	25	—	—

Total Share Based Compensation	44		105	119	44	104

Occupancy and Equipment Expenses
Operating lease rentals	331		340	354	266	280
Depreciation
Buildings	21		21	24	20	18
Leasehold improvements	58		55	51	46	45
Equipment	63		50	53	29	22
Operating lease fixed assets	8		—	—	—	—
Repairs and maintenance	71		68	58	64	61
Other	61		47	69	40	28

Comparable business	613		581	609	465	454
Initiatives including Which new Bank	13		20	3	13	20

Total Occupancy and Equipment Expenses	626		601	612	478	474

Information Technology Services
Projects and development	322		281	194	298	247
Data processing	248		238	255	221	214
Desktop	150		159	178	148	157
Communications	204		205	171	174	178
Software amortisation	26		11	78	18	2
Information technology equipment-depreciation	6		1	1	6	1

Comparable business	956		895	877	865	799
Initiatives including Which new Bank	52		292	30	52	274

Total Information Technology Services	1,008		1,187	907	917	1,073

Other Expenses
Postage	112		112	109	98	98
Stationery	108		114	118	79	88
Fees and commissions	628		598	551	402	369
Advertising, marketing and loyalty	288		311	259	234	260
Other	349		336	312	213	176

Comparable business	1,485		1,471	1,349	1,026	991
Initiatives including Which new Bank	35		164	26	35	164

Total Other Expenses	1,520		1,635	1,375	1,061	1,155

Comparable business	5,697		5,500	5,312	4,357	4,226
Initiatives including Which New Bank	150		749	239	150	725

Total Operating Expenses before goodwill amortisation	5,847		6,249	5,551	4,507	4,951

Appraisal value uplift/(reduction)	778		201	(245)	—	—
Goodwill amortisation	(325)		(324)	(322)	(186)	(186)

Profit from ordinary activities before income tax	5,638		3,843	2,976	3,841	2,316

(2)	Reduction in share based compensation reflects the cessation of the mandatory component of the equity participation plan in February 2005, which is now paid in cash and included within salaries and wages (refer to Note 29).

Notes to the financial statements
NOTE 3 Revenue from Ordinary Activities

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M

Banking
Interest income	16,194	13,287	11,528	13,404	11,053
Fees and commissions	2,348	2,227	2,046	2,040	1,958
Trading income	440	499	502	380	437
Dividends	3	6	4	988	798
Proceeds from sale of property, plant and equipment	30	69	72	26	9
Proceeds from sale of investments and loans	565	874	56	448	1,398
Other income	133	45	53	580	535

	19,713	17,007	14,261	17,866	16,188

Funds Management and Insurance
Funds management income including premiums	1,261	1,175	1,149	—	—
Insurance premium and related income	1,132	1,012	1,131	—	—
Investment income	3,194	2,807	628	—	—

	5,587	4,994	2,908	—	—

Appraisal value uplift (1)	778	201	—	—	—

Total revenue from ordinary activities	26,078	22,202	17,169	17,866	16,188

     There were no sources of revenue from non-operating activities.

(1)	Appraisal value reduction of $245 million for year ended 30 June 2003.

Notes to the financial statements
NOTE 4 Average Balances and Related Interest
     The table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rates for each of the years ending 30 June 2003, 30 June 2004 and 30 June 2005. Averages used are predominantly daily averages.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted in the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Full Year Ended	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Earning Asset and Income

Cash and liquid assets
Australia	3,716	178	4.8	4,027	181	4.5	3,293	133	4.0
Overseas	1,077	20	1.9	868	17	2.0	813	17	2.1
Receivables due from other financial institutions
Australia	2,228	61	2.7	3,382	32	0.9	2,446	37	1.5
Overseas	3,748	168	4.5	3,776	150	4.0	3,734	154	4.1
Deposits with regulatory authorities
Australia	—	—	—	—	—	—	—	—	—
Overseas	43	—	—	62	—	—	56	—	—
Trading securities
Australia	11,532	603	5.2	9,682	444	4.6	7,360	326	4.4
Overseas	3,850	182	4.7	3,445	156	4.5	3,395	128	3.8
Investment securities
Australia	3,802	296	7.8	4,411	298	6.8	4,240	261	6.2
Overseas	8,538	427	5.0	8,440	310	3.7	8,062	305	3.8
Loans, advances and other receivables
Australia	171,231	11,832	6.9	149,487	9,927	6.6	131,746	8,538	6.5
Overseas	34,183	2,427	7.1	26,607	1,772	6.7	23,125	1,629	7.0
Other interest earning assets	—	—	—	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—	—	—	—
Overseas	5,793	92	1.6	4,102	17	0.4	3,604	31	0.9

Average interest earning assets and interest income including intragroup	249,741	16,286	6.5	218,289	13,304	6.1	191,874	11,559	6.0
Intragroup eliminations	(5,793)	(92)	1.6	(4,102)	(17)	0.4	(3,604)	(31)	0.9

Total average interest earning assets and interest income	243,948	16,194	6.6	214,187	13,287	6.2	188,270	11,528	6.1

Notes to the financial statements
NOTE 4 Average Balances and Related Interest continued

Full Year Ended	2005	2004	2003
	Average	Average	Average
	Balance	Balance	Balance
	$M	$M	$M
Average Non-interest Earning Assets

Bank acceptances
Australia	16,263	13,877	13,144
Overseas	—	1	53
Life insurance investment assets
Australia	23,263	24,430	26,333
Overseas	4,542	4,120	4,070
Property, plant and equipment
Australia	1,108	792	627
Overseas	144	161	197
Other assets
Australia	26,150	29,452	24,046
Overseas	3,303	2,264	3,303
Provisions for impairment
Australia	(1,430)	(1,411)	(1,497)
Overseas	(142)	(150)	(150)

Total average non-interest earning assets	73,201	73,536	70,126

Total Average Assets	317,149	287,723	258,396

Percentage of total average assets applicable to overseas operations	20.5%	18.7%	19.5%

Notes to the financial statements
NOTE 4 Average Balances and Related Interest continued
Average Liabilities and Interest Expense

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Full Year Ended	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Bearing Liabilities and Loan Capital and Interest Expense
Average Liabilities and Interest Expense

Time deposits
Australia	61,821	3,183	5.1	57,186	2,683	4.7	45,674	1,956	4.3
Overseas	17,716	1,356	7.7	15,963	1,062	6.7	14,255	876	6.1
Savings deposits
Australia	31,304	586	1.9	31,178	514	1.6	32,780	492	1.5
Overseas	2,927	119	4.1	3,028	105	3.5	2,788	100	3.6
Other demand deposits
Australia	41,235	1,653	4.0	39,044	1,499	3.8	34,043	1,230	3.6
Overseas	4,859	166	3.4	3,432	86	2.5	2,906	78	2.7
Payables due to other financial institutions
Australia	1,707	50	2.9	1,916	35	1.8	1,752	34	1.9
Overseas	6,292	207	3.3	5,042	125	2.5	6,712	164	2.4
Debt issues
Australia	34,853	2,095	6.0	21,885	1,292	5.9	17,651	1,047	5.9
Overseas	16,540	462	2.8	12,855	213	1.7	10,738	305	2.8
Loan capital
Australia	5,566	321	5.8	5,793	255	4.4	5,234	212	4.1
Overseas	772	30	3.9	210	8	3.8	204	8	3.9
Other interest bearing liabilities	—	—	—	—	—	—	—	—	—
Intragroup borrowings
Australia	5,793	92	1.6	4,102	17	0.4	3,604	31	0.9
Overseas	—	—	—	—	—	—	—	—	—

Average interest bearing liabilities and loan capital and interest expense including intragroup	231,385	10,320	4.5	201,634	7,894	3.9	178,341	6,533	3.7
Intragroup eliminations	(5,793)	(92)	1.6	(4,102)	(17)	0.4	(3,604)	(31)	0.9

Total average interest bearing liabilities and loan capital and interest expense	225,592	10,228	4.5	197,532	7,877	4.0	174,737	6,502	3.7

Non-Interest Bearing Liabilities

Deposits not bearing interest
Australia	5,512			5,112			4,784
Overseas	1,121			1,059			871
Liability on bank acceptances
Australia	16,263			13,877			13,146
Overseas	—			1			53
Life insurance policy liabilities
Australia	20,732			20,658			20,828
Overseas	3,900			3,548			3,596
Other liabilities
Australia	14,630			20,655			16,034
Overseas	3,927			3,131			2,739

Total average non-interest bearing liabilities	66,085			68,041			62,051

Total average liabilities and loan capital	291,677			265,573			236,788
Shareholders’ equity	25,472			22,150			21,608

Total average liabilities, loan capital and shareholders’ equity	317,149			287,723			258,396

Percentage of total average liabilities applicable to overseas operations	19.9%			18.2%			18.9%

Notes to the financial statements
NOTE 4 Average Balances and Related Interest continued

	30/06/05 vs 30/06/04			30/06/04 vs 30/06/03
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(14)	11	(3)	31	17	48
Overseas	4	(1)	3	1	(1)	—
Receivables due from other financial institutions
Australia	(21)	50	29	12	(17)	(5)
Overseas	(1)	19	18	2	(6)	(4)
Trading securities
Australia	91	68	159	105	13	118
Overseas	19	7	26	2	26	28
Investment securities
Australia	(44)	42	(2)	11	26	37
Overseas	4	113	117	14	(9)	5
Loans, advances and other receivables
Australia	1,473	432	1,905	1,164	225	1,389
Overseas	521	134	655	239	(96)	143
Other interest earning assets	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	17	58	75	3	(17)	(14)

Change in interest income including intragroup	1,984	998	2,982	1,615	130	1,745
Intragroup eliminations	(17)	(58)	(75)	(3)	17	14

Change in interest income	1,911	996	2,907	1,597	162	1,759

Interest Bearing Liabilities and Loan Capital
Time deposits
Australia	228	272	500	517	210	727
Overseas	125	169	294	109	77	186
Savings deposits
Australia	2	70	72	(25)	47	22
Overseas	(4)	18	14	8	(3)	5
Other demand deposits
Australia	86	68	154	186	83	269
Overseas	42	38	80	14	(6)	8
Payables due to other financial institutions
Australia	(5)	20	15	3	(2)	1
Overseas	36	46	82	(41)	2	(39)
Debt issues
Australia	773	30	803	251	(6)	245
Overseas	82	167	249	48	(140)	(92)
Loan capital
Australia	(12)	78	66	24	19	43
Overseas	22	—	22	—	—	—
Other interest bearing liabilities	—	—	—	—	—	—
Intragroup borrowings
Australia	17	58	75	3	(17)	(14)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	1,246	1,180	2,426	877	484	1,361
Intragroup eliminations	(17)	(58)	(75)	(3)	17	14

Change in interest expense	1,196	1,155	2,351	879	496	1,375

Change in net interest income	740	(184)	556	673	(289)	384

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

			GROUP
	2005	2004	2003
	$M	$M	$M

Net interest income	5,966	5,410	5,026
Average interest earning assets	243,948	214,187	188,270
Interest Margins and Spreads
     Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.
     Interest margin represents net interest income as a percentage of average interest earning assets. The calculations for Australia and Overseas include intragroup cross border loans/borrowings and associated interest.

	2005	2004	2003
	%	%	%

Australia

Interest Spread (1)	2.36	2.46	2.68
Benefit of net free liabilities, provisions and equity (2)	0.23	0.22	0.20

Australia Interest Margin (3)	2.59	2.68	2.88

Overseas
Interest Spread (1)	1.03	1.18	1.22
Benefit of net free liabilities, provisions and equity (2)	0.68	0.56	0.49

Overseas Interest Margin (3)	1.71	1.74	1.71

Group
Interest Spread (1)	2.11	2.22	2.40
Benefit of net free liabilities, provisions and equity (2)	0.34	0.31	0.27

Group Interest Margin (3)	2.45	2.53	2.67

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by net interest free liabilities and shareholders’ equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.

Notes to the financial statements
NOTE 5 Income Tax Expense
     Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on operating profit.

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M

Operating profit from ordinary activities before income tax
Banking	4,103	3,091	3,165	4,028	2,502
Funds Management	560	504	217	—	—
Insurance	522	371	161	—	—
Appraisal value uplift/(reduction)	778	201	(245)	—	—
Goodwill amortisation	(325)	(324)	(322)	(186)	(186)

	5,638	3,843	2,976	3,842	2,316

Prima facie income tax at 30%
Banking	1,231	927	950	1,208	751
Funds Management	168	151	65	—	—
Insurance	157	111	48	—	—
Appraisal value uplift/(reduction)	233	60	(73)	—	—
Goodwill amortisation	(98)	(97)	(97)	(56)	(56)

	1,691	1,152	893	1,152	695

Add (or deduct) permanent differences expressed on a tax effect basis:
Current Period
Specific provisions for offshore bad and doubtful debts not tax effected	4	3	13	—	(2)
Taxation offsets (net of accruals)	(48)	(47)	(36)	(309)	(224)
Tax adjustment referable to policy holder income	160	142	(41)	—	—
Non assessable income — life insurance surplus	(30)	(30)	(18)	—	—
Change in excess of net market value over net assets of life insurance controlled entities	(233)	(60)	73	—	—
Non deductible goodwill amortisation	98	97	97	56	56
Non deductible intergroup losses	—	—	—	—	136
Tax losses recognised	(9)	—	(18)	(2)	1
Other	4	17	(5)	23	5

	(54)	122	65	(232)	(28)

Prior Periods
Other	—	(12)	—	—	2

Total income tax expense	1,637	1,262	958	920	669

Income tax attributable to operating profit
Banking	1,220	914	931	920	669
Funds management	100	79	57	—	—
Insurance	89	66	28	—	—

Corporate tax	1,409	1,059	1,016	920	669
Policyholder tax	228	203	(58)	—	—

Total Income Tax expense	1,637	1,262	958	920	669

Income tax expense comprises:
Current taxation provision	1,611	1,128	917	1,068	639
Deferred income (benefit)/tax provision	139	138	(24)	(30)	(32)
Future income tax benefit	(125)	(24)	45	(121)	57
Notional tax expense — leveraged leases	8	23	22	2	5
Other	4	(3)	(2)	1	—

Total Income Tax Expense	1,637	1,262	958	920	669

The components of income tax expense consist of the following:
Current Australia	1,438	977	853	1,059	633
Overseas	175	156	112	9	12

	1,613	1,133	965	1,068	645

Deferred Australia	(5)	99	(1)	(148)	20
Overseas	29	30	(6)	—	4

	24	129	(7)	(148)	24

Notes to the financial statements
NOTE 5 Income Tax Expense continued

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M
The significant temporary differences are as follows:

Deferred income tax assets arising from:
Provisions not tax deductible until expense incurred	442	369	353	399	274
Other	208	195	172	178	149

Future income tax benefits (Note 21)	650	564	525	577	423

Intergroup deferred tax receivable (Note 21)	—	—	—	549	317

Deferred income tax liabilities arising from:
Leveraged leasing	193	232	302	193	232
Lease financing	103	100	96	99	100
Other	421	52	16	365	—

Total deferred income tax liabilities (Note 24)	717	384	414	657	332

Intergroup deferred tax payable (Note 27)	—	—	—	60	153

Future income tax benefits attributable to tax losses carried forward as an asset	3	5	36	—	—

Future income tax benefits not taken to account Valuation allowance
Opening balance	170	142	168	94	62
Prior year adjustments	(33)	(6)	(34)	(33)	(3)
Benefits now taken to account	(9)	(6)	(18)	(2)	(5)
Benefits arising during the year not recognised	31	40	26	20	40

Closing balance (Note 21)	159	170	142	79	94

Tax Consolidation
     Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. The Commonwealth Bank of Australia has elected to be taxed as a single entity with effect from 1 July 2002.
New Zealand Subsidiaries
     Certain subsidiaries of the Bank in New Zealand are being audited by the Inland Revenue Department as part of the normal Inland Revenue Department procedures, with a particular focus on structured finance transactions. No tax assessments have been issued.

Notes to the financial statements
NOTE 6 Dividends

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M

Ordinary Shares
Interim ordinary dividend (fully franked) (2005: 85 cents, 2004: 79 cents, 2003: 69 cents)
Interim ordinary dividend paid — cash component only	883	808	699	883	808
Interim ordinary dividend paid — dividend reinvestment plan	200	188	166	200	188
Preference Shares
Preference dividends paid (fully franked) (2005: 1,115 cents, 2004: 1,065 cents, 2003: 1,019 cents)	29	28	28	29	28
Provision for preference dividend	10	9	8	10	9
Other Equity Instruments
Dividends paid	76	55	—	34	15
Other dividends — ASB preference shares	16	8	4	—	—

Total Dividends Provided or Paid	1,214	1,096	905	1,156	1,048

Other provision carried	4	5	4	4	4
Dividends proposed and not recognised as a liability (fully franked) (2005: 112 cents , 2004: 104 cents, 2003: 85 cents)	1,434	1,315	1,066	1,434	1,315
Dividend Franking Account
     After fully franking the final dividend to be paid for the year ended 30 June 2005 the amount of credits available as at 30 June 2005 to frank dividends for subsequent financial years is $194 million (2004: $75 million). This figure is based on the combined franking accounts of the Bank at 30 June 2005, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2005, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2005 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2005.
Dividend History

	Cents	Half-year	Full Year	Full Year		DRP	DRP
	Per	Payout	Payout	Payout Ratio		Price	Participation
Half Year Ended	Share	Ratio(1)	Ratio (1)	Cash Basis (2)		$	Rate (3)

31 December 2002	69	143.2%	—	—		24.75	19.2%
30 June 2003	85	77.7%	97.7%	75.9%		28.03	18.9%
31 December 2003	79	82.7%	—	—		31.61	18.8%
30 June 2004	104	103.8%	93.5%	73.9	%(4)	30.14	18.7%
31 December 2004	85	71.8%	—	—		35.90	18.6%
30 June 2005	112	69.5%	65.2%	73.9%

(1)	Dividend Payout Ratio: dividends divided by earnings.

(2)	Payout ratio based on net profit after tax before goodwill amortisation and appraisal value uplift/(reduction).

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

(4)	Adjusted for Which new Bank costs.

Notes to the financial statements
NOTE 7 Earnings Per Share

			GROUP
	2005	2004	2003
	c	c	c

Earnings Per Ordinary Share
— Basic	303.1	196.9	157.4
— Fully diluted	303.0	196.8	157.3

	$M	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit from ordinary activities after income tax	4,001	2,581	2,018
Less: Preference share dividends	(39)	(37)	(36)
Less: Other equity instrument dividends	(76)	(55)	—
Less: Other dividends — ASB preference shares	(16)	(8)	(4)
Less: Outside equity interests	(10)	(9)	(6)

Earnings used in calculation of earnings per share	3,860	2,472	1,972

	Number of Shares
	2005	2004	2003
	M	M	M

Weighted average number of ordinary shares used in the calculation of basic earnings per share	1,273	1,256	1,253
Effect of dilutive securities — share options	1	1	1

Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	1,274	1,257	1,254

	c	c	c
Underlying Earnings Per Ordinary Share
— Basic	261.9	237.1	210.2
— Fully diluted	261.8	237.0	210.2
NOTE 8 Cash and Liquid Assets

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Australia
Notes, coins and cash at bankers	1,491	1,488	1,312	1,423
Money at short call	3	3	—	—
Securities purchased under agreements to resell	2,598	4,091	2,598	4,091
Bills receivable and remittances in transit	372	158	371	156

Total Australia	4,464	5,740	4,281	5,670

Overseas
Notes, coins and cash at bankers	68	60	5	—
Money at short call	307	261	45	77
Securities purchased under agreements to resell	876	374	1,243	738
Bills receivable and remittances in transit	—	18	—	—

Total Overseas	1,251	713	1,293	815

Total Cash and Liquid Assets	5,715	6,453	5,574	6,485

NOTE 9 Receivables from Other Financial Institutions

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Australia	3,691	4,914	4,161	4,910
Overseas	2,514	3,455	1,972	2,158

Total Receivables from Other Financial Institutions	6,205	8,369	6,133	7,068

Notes to the financial statements
NOTE 10 Trading Securities

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Australia
Listed:
Australian Public Securities
Commonwealth and States	283	621	283	621
Local and semi-government	505	1,114	505	1,114
Bills of exchange	1,346	1,576	1,346	1,576
Certificates of deposit	5,977	5,088	5,977	5,088
Medium term notes	1,949	1,410	1,949	1,410
Other securities	196	273	181	267
Unlisted:
Commercial paper	767	885	878	889
Medium term notes	—	268	—	268
Other securities	—	75	—	—

Total Australia	11,023	11,310	11,119	11,233

Overseas
Listed:
Government securities	358	826	248	284
Eurobonds	502	524	502	524
Bills of exchange	1,559	772	—	—
Floating rate notes	563	836	563	836
Commercial paper	367	403	—	—
Unlisted:
Commercial paper	6	17	—	—
Other securities	250	208	—	—

Total Overseas	3,605	3,586	1,313	1,644

Total Trading Securities	14,628	14,896	12,432	12,877

Notes to the financial statements
NOTE 11 Investment Securities

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M

Australia
Listed:
Australian Public Securities
Commonwealth and States	2,201	2,209	1,915	2,201	2,209
Bills of exchange	—	30	—	—	—
Other securities and equity investments	343	444	439	336	433
Unlisted:
Australian Public Securities
Local and semi-government	80	80	80	—	—
Medium term notes	220	448	942	220	58
Mortgage backed securities	1,055	—	—	1,055	—
Other securities and equity investments	672	611	965	71	69

Total Australia	4,571	3,822	4,341	3,883	2,769

Overseas
Listed:
Government securities	79	758	484	63	715
Treasury notes	—	—	5	—	—
Certificates of deposit	1,376	1,242	1,357	1,341	1,228
Eurobonds	636	792	993	600	655
Medium term notes	378	425	239	122	142
Floating rate notes	619	732	324	177	121
Other securities	165	377	1,392	76	279
Unlisted:
Government securities	224	137	98	—	—
Eurobonds	477	155	230	76	155
Medium term notes	254	1,200	583	221	189
Floating rate notes	452	709	900	286	273
Preference shares	744	744	—	—	—
Other securities and equity investments	297	354	90	77	100

Total Overseas	5,701	7,625	6,695	3,039	3,857

Total Investment Securities	10,272	11,447	11,036	6,922	6,626

Notes to the financial statements
Note 11 Investment Securities continued

			GROUP
		Market Value at 30 June
	2005	2004	2003
	$M	$M	$M

Australia
Australian Public Securities
Commonwealth and States	2,334	2,328	2,118
Bills of exchange	—	30	—
Medium term notes	224	449	935
Mortgage backed securities	1,055	—	—
Other securities and equity investments	1,079	1,034	1,400

Total Australia	4,692	3,841	4,453

Overseas
Government securities	306	897	593
Treasury notes	—	—	5
Certificates of deposit	1,376	1,223	1,357
Eurobonds	1,133	983	1,260
Medium term notes	637	1,622	816
Floating rate notes	1,075	1,442	1,215
Preference shares	744	744	—
Other securities and equity investments	470	738	1,488

Total Overseas	5,741	7,649	6,734

Total Investment Securities	10,433	11,490	11,187

Net Unrealised Surplus	161	43	151

Gross Unrealised Gains and Losses of Group
     The following table sets out the gross unrealised gains and losses of the Group’s investment securities.

			At 30 June 2005				At 30 June 2004
	Amortised	Gross	Unrealised	Fair	Amortised	Gross	Unrealised	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
	$M	$M	$M	$M	$M	$M	$M	$M

Australia
Australian Public Securities
Commonwealth and States	2,281	54	1	2,334	2,289	46	7	2,328
Bills of exchange	—	—	—	—	30	—	—	30
Medium term notes	220	4	—	224	448	1	—	449
Mortgage backed securities	1,055	—	—	1,055	—	—	—	—
Other securities and equity investments (1)	1,015	64	—	1,079	1,055	11	32	1,034

Total Australia	4,571	122	1	4,692	3,822	58	39	3,841

Overseas
Government securities	303	3	—	306	895	3	1	897
Certificates of deposit	1,376	—	—	1,376	1,242	—	19	1,223
Eurobonds	1,113	21	1	1,133	947	36	—	983
Medium term notes	632	6	1	637	1,625	—	3	1,622
Floating rate notes	1,071	4	—	1,075	1,441	1	—	1,442
Preference shares	744	—	—	744	744	—	—	744
Other securities and equity investments	462	8	—	470	731	7	—	738

Total Overseas	5,701	42	2	5,741	7,625	47	23	7,649

Total Investment Securities	10,272	164	3	10,433	11,447	105	62	11,490

     Investment securities are carried at cost or amortised cost and are purchased with the intent of being held to maturity. The investment portfolio is managed in the context of the full balance sheet of the Group.

(1)	Equity derivatives are in place to hedge equity market risk in respect of structured equity products for customers. There are $42 million of net deferred losses on these contracts (2004: $31 million net deferred gains) which offset the above unrealised gains and these are disclosed within Note 39. At the end of the financial year there were no net deferred gains or losses included in the amortised cost value.

Notes to the financial statements
NOTE 11 Investment Securities continued
Maturity Distribution and Average Yield
     The following table analyses the maturities and weighted average yields of the Group’s holdings of investment securities.

	Group
	Maturity Period at 30 June 2005
	1 to 12 months		1 to 5 years		5 to 10 years		10 years or more		Total
	$M	%	$M	%	$M	%	$M	%	$M

Australia
Australian Public Securities
Commonwealth and States	253	5.23	1,418	6.01	544	5.47	66	6.14	2,281
Medium term notes	3	8.00	202	6.23	15	8.00	—	—	220
Mortgage backed	—	—	—	—	—	—	1,055	5.36	1,055
Other securities, commercial paper and equity investments	325	5.68	683	5.78	—	—	7	3.64	1,015

Total Australia	581		2,303		559		1,128		4,571

Overseas
Government securities	175	7.02	69	7.59	59	1.40	—	—	303
Certificates of deposit	1,338	3.68	38	3.14	—	—	—	—	1,376
Eurobonds	209	3.26	849	5.06	55	5.20	—	—	1,113
Medium term notes	111	6.20	521	3.10	—	—	—	—	632
Floating rate notes	124	2.23	881	6.23	38	3.68	28	1.72	1,071
Preference shares	—	—	—	—	744	6.33	—	—	744
Other securities, commercial paper and equity investments	109	7.27	353	3.97	—	—	—	—	462

Total Overseas	2,066		2,711		896		28		5,701

Total Investment Securities	2,647		5,014		1,455		1,156		10,272

Maturities at Fair Value	2,692		5,066		1,497		1,178		10,433

Additional Disclosure
     Proceeds at or close to maturity of investment securities were $22,799 million (2004: $24,407 million; 2003: $17,719 million).
     Proceeds from sale of investment securities were $392 million (2004: $697 million; 2003: $23 million).
     Realised capital gains were $9 million and realised capital losses were $1 million (2004: realised capital gains $6 million and realised capital losses $4 million; 2003: realised capital gains $7 million and realised capital losses $5 million).

Notes to the financial statements
NOTE 12 Loans, Advances and Other Receivables

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Australia
Overdrafts	2,564	2,423	2,564	2,423
Housing loans	119,094	104,883	115,667	101,717
Credit card outstandings	6,682	5,890	6,682	5,890
Lease financing	4,313	3,843	1,348	1,279
Bills discounted	3,399	3,454	3,399	3,454
Term loans	46,451	39,708	41,447	36,943
Redeemable preference share financing	9	37	9	37
Equity participation in leveraged leases	742	1,120	376	433
Other lending	390	420	750	587

Total Australia	183,644	161,778	172,242	152,763

Overseas
Overdrafts	2,660	2,481	—	—
Housing loans	20,765	16,967	54	46
Credit card outstandings	406	358	—	—
Lease financing	195	175	127	81
Term loans	12,804	10,314	3,686	3,222
Redeemable preference share financing	—	262	—	—
Other lending	192	60	—	—

Total Overseas	37,022	30,617	3,867	3,349

Gross Loans, Advances and Other Receivables	220,666	192,395	176,109	156,112

Less
Provisions for impairment (Note 13)
General provision	(1,390)	(1,393)	(1,218)	(1,242)
Specific provision against loans and advances	(157)	(143)	(134)	(121)
Unearned income
Term loans	(889)	(758)	(426)	(412)
Lease financing	(589)	(541)	(154)	(151)
Leveraged leases	(84)	(111)	(18)	(21)
Interest reserved	(19)	(23)	(19)	(23)
Unearned tax remissions on leveraged leases	(22)	(35)	—	(3)

	(3,150)	(3,004)	(1,969)	(1,973)

Net Loans, Advances and Other Receivables	217,516	189,391	174,140	154,139

Lease receivables, net of unearned income (included above)
Current	1,179	1,072	542	592
Non current	2,740	2,405	779	617

	3,919	3,477	1,321	1,209

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

Notes to the financial statements
NOTE 12 Loans, Advances and Other Receivables continued

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Finance Leases
Minimum lease payments receivable:
No later than one year	1,417	1,189	595	640
Later than one year but not later than five years	2,379	1,861	836	570
Later than five years	712	968	44	150

Lease financing	4,508	4,018	1,475	1,360

Leverage Leases
Minimum lease payments receivable:
No later than one year	185	421	227	217
Later than one year but not later than five years	505	546	133	97
Later than five years	52	153	16	119

Equity Participation in Leverage Leasing	742	1,120	376	433

Notes to the financial statements
NOTE 12 Loans, Advances and Other Receivables continued
Maturity Distribution of Loans
     The following table sets forth the contractual maturity distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) at 30 June 2005.

GROUP
Maturity Period at 30 June 2005
		Maturing
	Maturing	Between	Maturing
	One Year	One & Five	After Five
	or Less	Years	Years	Total
	$M	$M	$M	$M

Australia
Government and public authorities	871	679	1,450	3,000
Agriculture, forestry and fishing	1,120	937	1,156	3,213
Financial, investment and insurance	3,688	1,664	530	5,882
Real estate
Mortgage (1)	15,588	16,201	87,306	119,095
Construction (2)	637	777	280	1,694
Personal	5,606	8,286	612	14,504
Lease financing	1,505	2,796	754	5,055
Other commercial and industrial	18,825	7,725	4,651	31,201

Total Australia	47,840	39,065	96,739	183,644

Overseas
Government and public authorities	96	82	38	216
Agriculture, forestry and fishing	698	1,404	1,270	3,372
Financial, investment and insurance	2,263	2,295	2,469	7,027
Real estate
Mortgage (1)	1,987	7,131	11,647	20,765
Construction (2)	91	91	89	271
Personal	399	151	2	552
Lease financing	97	88	10	195
Other commercial and industrial	3,218	885	521	4,624

Total Overseas	8,849	12,127	16,046	37,022

Gross Loans, Advances and Other Receivables	56,689	51,192	112,785	220,666

Interest Rate Sensitivity of Lending
Australia	29,003	23,794	65,425	118,222
Overseas	3,321	3,368	3,722	10,411

Total Variable Interest Rates	32,324	27,162	69,147	128,633

Australia	18,837	15,271	31,314	65,422
Overseas	5,528	8,759	12,324	26,611

Total Fixed Interest Rates	24,365	24,030	43,638	92,033

Gross Loans, Advances and Other Receivables	56,689	51,192	112,785	220,666

(1)	Principally owner occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than five years.

(2)	Financing real estate and land development projects.

Notes to the financial statements
NOTE 13 Provisions For Impairment

					GROUP		BANK
	2005	2004	2003	2002	2001	2005	2004
	$M	$M	$M	$M	$M	$M	$M

General Provisions
Opening balance	1,393	1,325	1,356	1,399	1,358	1,242	1,152
Charge against profit	322	276	305	449	385	292	263
Acquired provisions, including fair value adjustments	—	—	—	—	51	—	—
Transfer to specific provisions	(352)	(202)	(350)	(495)	(411)	(326)	(189)
Bad debts recovered	81	79	74	56	88	60	66
Adjustments for exchange rate fluctuations and other items	2	2	(9)	1	(29)	(1)	19

	1,446	1,480	1,376	1,410	1,442	1,267	1,311
Bad debts written off	(56)	(87)	(51)	(54)	(43)	(49)	(69)

Closing balance	1,390	1,393	1,325	1,356	1,399	1,218	1,242

Specific Provisions
Opening balance	143	205	270	234	432	121	157
Charge against profit	—	—	—	—	—	—	—
Acquired provisions, including fair value adjustments	—	—	—	—	6	—	—
Transfer from general provision for New and increased provisioning	408	264	416	546	495	378	243
Less write-back of provisions no longer required	(56)	(62)	(66)	(51)	(84)	(52)	(54)

Net transfer	352	202	350	495	411	326	189

Adjustments for exchange rate fluctuations and other items	(3)	3	(11)	(11)	(17)	—	2

	492	410	609	718	832	447	348
Bad debts written off	(335)	(267)	(404)	(448)	(598)	(313)	(227)

Closing balance	157	143	205	270	234	134	121

Total Provisions for Impairment	1,547	1,536	1,530	1,626	1,633	1,352	1,363

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	157	143	205	270	233	134	121
Provisions for diminution	—	—	—	—	1	—	—

Total	157	143	205	270	234	134	121

	%	%	%	%	%	%	%

Provision Ratios
Specific provisions for impairment as % of gross impaired assets net of interest reserved	41.76	42.06	32.08	30.54	36.06	37.81	36.00
Total provisions for impairment as % of gross impaired assets net of interest reserved	411.44	451.76	239.44	183.94	251.62	381.49	403.55
General provisions as % of risk weighted assets	0.73	0.82	0.90	0.96	1.01	0.68	0.79

	$M	$M	$M	$M	$M	$M	$M

Charge to profit and loss for bad and doubtful debts comprises:
General provisions	322	276	305	449	385	292	263
Specific provisions	—	—	—	—	—	—	—

Total Charge for Bad and Doubtful Debts	322	276	305	449	385	292	263

Ratio of net charge-offs during the period to average gross loans, advances and other receivables outstanding during the period	0.16%	0.16%	0.19%	0.31%	0.28%	0.18%	0.18%

Notes to the financial statements
NOTE 13 Provisions For Impairment continued

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Total charge for bad and doubtful debts	322	276	292	263

The charge is required for:
Specific Provisioning
New and increased provisioning	408	264	378	243
Less provisions no longer required	(56)	(62)	(52)	(54)

Net specific provisioning	352	202	326	189
Provided from general provision	(352)	(202)	(326)	(189)

Charge to profit and loss	—	—	—	—

General Provisioning
Direct write-offs	56	87	49	69
Recoveries of amounts previously written off	(81)	(79)	(60)	(66)
Movement in general provision	(5)	66	(23)	71
Funding of specific provisions	352	202	326	189

Charge to profit and loss	322	276	292	263

Total Charge for Bad and Doubtful Debts	322	276	292	263

Specific Provisions for Impairment by Industry Category
     The following table sets forth the Group’s specific provisions for impairment by industry category as at 30 June 2001, 2002, 2003, 2004 and 2005.

					GROUP
					At 30 June
	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M

Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	16	2	3	10	8
Financial, investment and insurance	1	1	2	26	24
Real estate
Mortgage (1)	3	6	6	6	4
Construction (2)	7	4	—	4	6
Personal	63	38	36	35	28
Lease financing	5	3	4	6	7
Other commercial and industrial	49	74	112	134	77

Total Australia	144	128	163	221	154

Overseas
Government and public authorities	—	—	10	11	15
Agriculture, forestry and fishing	—	—	1	—	—
Financial, investment and insurance	1	—	—	12	4
Real estate
Mortgage (1)	11	6	7	3	7
Construction (2)	—	—	—	—	—
Personal	1	8	4	3	3
Lease financing	—	—	—	—	—
Other commercial and industrial	—	1	20	20	51

Total Overseas	13	15	42	49	80

Total Specific Provisions	157	143	205	270	234

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements
NOTE 13 Provisions For Impairment continued
Bad Debts Written Off by Industry Category
     The following table sets forth the Group’s bad debts written-off and bad debts recovered for financial years ended 30 June 2001, 2002, 2003, 2004 and 2005.

				GROUP
				Year Ended 30 June
	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M

Bad Debts Written Off
Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	1	2	4	6	10
Financial, investment and insurance	4	6	26	6	1
Real estate
Mortgage (1)	8	5	8	11	10
Construction (2)	4	1	—	4	14
Personal	280	228	209	177	142
Lease financing	4	8	11	18	16
Other commercial and industrial	83	75	171	178	301

Total Australia	384	325	429	400	494

Overseas
Government and public authorities	—	6	—	1	—
Agriculture, forestry and fishing	—	—	—	—	—
Financial, investment and insurance	—	1	16	58	6
Real estate
Mortgage (1)	6	1	2	2	1
Construction (2)	—	—	—	—	—
Personal	—	7	7	6	38
Lease financing	—	—	—	—	—
Other commercial and industrial	1	14	1	35	102

Total Overseas	7	29	26	102	147

Gross Bad Debts Written Off	391	354	455	502	641

Bad Debts Recovered
Australia	76	73	57	49	59
Overseas	5	6	17	7	29

Bad Debts Recovered	81	79	74	56	88

Net Bad Debts Written Off	310	275	381	446	553

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements
NOTE 13 Provisions For Impairment continued
Bad Debts Recovered by Industry Category
     The following table sets forth the Group’s bad debts recovered by industry category for financial years ended 30 June 2001, 2002, 2003, 2004 and 2005.

				GROUP
				Year Ended 30 June
	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M

Bad Debts Recovered

Australia
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	2	5	1	1	—
Financial, investment and insurance	3	1	4	—	9
Real estate
Mortgage (1)	1	1	—	1	1
Construction (2)	1	—	—	—	1
Personal	60	50	38	30	30
Lease financing	1	3	2	—	1
Other commercial and industrial	8	13	12	17	17

Total Australia	76	73	57	49	59

Overseas
Government and public authorities	—	—	—	—	—
Agriculture, forestry and fishing	—	—	—	—	—
Financial, investment and insurance	—	1	1	1	—
Real estate
Mortgage (1)	—	—	—	—	—
Construction (2)	—	—	—	3	1
Personal	4	4	4	—	3
Lease financing	—	—	—	—	—
Other commercial and industrial	1	1	12	3	25

Total Overseas	5	6	17	7	29

Bad Debts Recovered	81	79	74	56	88

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

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
     Statistically managed exposures generally comprise facilities of less than $250,000 for housing loan, credit card, personal loan and some leasing products. These exposures are generally not individually reviewed unless arrears occur. The portfolios are reviewed by the business unit with an overview by the Portfolio Quality Assurance unit.
     Facilities in the statistically managed segment become classified for remedial management by centralised units based on arrears status. Impaired assets in this segment are those ‘classified’ facilities that are not well secured and past due 180 days or more. Most of these facilities are written off immediately on becoming past due 180 days or more.
     Credit risk rated exposures generally comprise business and corporate exposures, including bank and government exposures. Each exposure is assigned an internal risk rating that is based on an assessment of the risk of default and the risk of loss in the event of default. Credit risk rated exposures are generally required to be reviewed annually, unless they are small transactions that are managed on a behavioural basis after their initial rating at origination. The risk rated segment is subject to inspection by the Portfolio Quality Assurance unit, which is independent of the business units and which reports quarterly on its findings to the Board Risk Committee.
     Risk rated portfolios are reviewed on a risk prioritised basis, usually within a period of eighteen months, by the Portfolio Quality Assurance unit. High risk portfolios are reviewed more frequently. Credit processes, including compliance with policy and underwriting standards, and application of risk ratings, are examined, and reported where cases of non-compliance are observed.
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

Notes to the financial statements
NOTE 14 Credit Risk Management continued
Total Gross Credit Risk By Industry
     The following table sets out the Group’s total gross credit risk by industry as at 30 June 2001, 2002, 2003, 2004 and 2005. The industry profile of the loans, advances and other receivables content for the five financial years to 30 June 2005 is shown on page 143.

						GROUP
						At 30 June
	2005	2004		2003	2002	2001
Industry	$M	$M		$M	$M	$M

Australia
Government and public authorities	7,122	5,672		5,810	5,955	6,012
Agriculture, forestry and fishing	5,029	5,616		5,100	5,480	6,308
Financial, investment and insurance	38,704	26,301		19,867	20,926	22,490
Real estate
Mortgage (1)	124,095	110,209		91,956	85,032	73,800
Construction (2)	2,211	3,619	(4)	2,722	3,837	4,547
Personal	14,970	13,839	(4)	12,327	11,718	10,979
Lease financing	5,055	4,963		5,264	5,425	6,628
Other commercial and industrial	54,273	56,537	(4)	51,469	43,531	42,893

Total Australia	251,459	226,756		194,515	181,904	173,657

Overseas
Government and public authorities	1,385	2,307		1,709	1,390	385
Agriculture, forestry and fishing	3,392	3,277		2,278	1,863	1,564
Financial, investment and insurance	18,295	22,098		14,828	14,192	11,897
Real estate
Mortgage (1)	21,747	17,722		13,428	10,735	8,085
Construction (2)	346	258	(4)	210	185	198
Personal	581	420		1,391	343	449
Lease financing	195	175		197	256	146
Other commercial and industrial	10,667	5,894	(4)	9,080	10,173	10,359

Total Overseas	56,608	52,151		43,121	39,137	33,083

Total Gross Credit Risk	308,067	278,907		237,636	221,041	206,740
Less Unearned Income	(1,562)	(1,410)		(1,310)	(1,219)	(1,343)

Total Credit Risk	306,505	277,497		236,326	219,822	205,397

Charge for Bad and Doubtful Debts	322	276		305	449	385
Loss Rate (3)	0.11%	0.10%		0.13%	0.20%	0.19%
(i)	Principally owner occupied housing.

(ii)	Primarily financing real estate and land development projects.

(iii)	The loss rate is the charge as a percentage of the credit risk.

(iv)	Certain of these loans have been reclassified consistent with prior years.
     The Group has a good quality and well diversified credit portfolio in Australia, with 47.6% of the exposure in mortgage loans and a further 18.6% in finance, investment and insurance (primarily banks). 18.5% of exposure is overseas, of which 38.4% is in mortgage loans. Overall, over 65% of individually risk rated exposures in the commercial portfolio (including government and finance) are of investment grade or equivalent quality.

Notes to the financial statements
NOTE 14 Credit Risk Management continued
     The following table sets out the Group’s credit risk by industry and asset class at 30 June 2005.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
	Securities	Securities	Receivables	of Customers	Liabilities	Derivatives	Total
Industry	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	788	2,278	3,000	10	819	227	7,122
Agriculture, forestry and fishing	—	—	3,213	1,741	40	35	5,029
Financial, investment and insurance	7,324	837	5,882	1,167	4,563	15,240	35,013
Real estate
Mortgage (1)	—	—	119,095	—	5,000	—	124,095
Construction (2)	—	—	1,694	274	216	27	2,211
Personal	—	—	14,504	380	84	2	14,970
Lease financing	—	—	5,055	—	—	—	5,055
Other commercial and industrial	2,911	1,456	31,201	13,214	3,341	2,150	54,273

Total Australia	11,023	4,571	183,644	16,786	14,063	17,681	247,768

Overseas
Government and public authorities	558	303	216	—	259	49	1,385
Agriculture, forestry and fishing	—	—	3,372	—	13	7	3,392
Financial, investment and insurance	1,798	2,122	7,027	—	1,512	3,277	15,736
Real estate
Mortgage (1)	—	—	20,765	—	982	—	21,747
Construction (2)	—	—	271	—	69	6	346
Personal	—	—	552	—	27	2	581
Lease financing	—	—	195	—	—	—	195
Other commercial and industrial	1,249	3,276	4,624	—	1,057	461	10,667

Total Overseas	3,605	5,701	37,022	—	3,919	3,802	54,049

Gross Balances	14,628	10,272	220,666	16,786	17,982	21,483	301,817

Other Risk Concentrations Receivables due from other financial institutions							6,205
Deposits with regulatory authorities							45

Total Gross Credit Risk							308,067

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
     Risk concentrations for contingent liabilities and derivatives are based on the credit equivalent balance in Note 38, Contingent Liabilities and Assets and Note 39, Market Risk respectively.

Notes to the financial statements
NOTE 14 Credit Risk Management continued
     The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2004.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
	Securities	Securities	Receivables	of Customers	Liabilities	Derivatives	Total
Industry	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	1,735	2,289	1,132	11	437	68	5,672
Agriculture, forestry and fishing	—	—	3,925	1,517	65	109	5,616
Financial, investment and insurance	6,664	—	3,693	684	1,186	9,160	21,387
Real estate							—
Mortgage (1)	—	—	104,883	—	5,326	—	110,209
Construction (2)	—	—	2,626	302	642	49	3,619
Personal	—	—	13,389	333	116	1	13,839
Lease financing	—	—	4,963	—	—	—	4,963
Other commercial and industrial	2,911	1,533	27,167	12,172	5,956	6,798	56,537

Total Australia	11,310	3,822	161,778	15,019	13,728	16,185	221,842

Overseas
Government and public authorities	1,050	902	182	—	98	37	2,269
Agriculture, forestry and fishing	—	—	3,277	—	—	—	3,277
Financial, investment and insurance	2,058	5,592	5,857	—	1,733	3,403	18,643
Real estate
Mortgage (1)	—	—	16,967	—	755	—	17,722
Construction (2)	—	—	257	—	1	—	258
Personal	—	—	415	—	2	3	420
Lease financing	—	—	175	—	—	—	175
Other commercial and industrial	478	1,131	3,487	—	551	247	5,894

Total Overseas	3,586	7,625	30,617	—	3,140	3,690	48,658

Gross Balances	14,896	11,447	192,395	15,019	16,868	19,875	270,500

Other Risk Concentrations Receivables due from other financial institutions							8,369
Deposits with regulatory authorities							38

Total Gross Credit Risk							278,907

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
     Risk concentrations for contingent liabilities and derivatives are based on the credit equivalent balance in Note 38, Contingent Liabilities and Assets and Note 39, Market Risk respectively.

Notes to the financial statements
NOTE 14 Credit Risk Management continued
Impaired Assets by Industry and Status
     The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2005.

	Total	Impaired	Provisions for			Net
	Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	7,122	—	—	—	—	—
Agriculture, forestry and fishing	5,029	76	16	1	(2)	(1)
Financial, investment and insurance	35,013	6	1	4	(3)	1
Real estate
Mortgage (1)	124,095	—	3	8	(1)	7
Construction (2)	2,211	2	7	4	(1)	3
Personal	14,970	46	63	280	(60)	220
Lease financing	5,055	8	5	4	(1)	3
Other commercial and industrial	54,273	243	49	83	(8)	75

Total Australia	247,768	381	144	384	(76)	308

Overseas
Government and public authorities	1,385	—	—	—	—	—
Agriculture, forestry and fishing	3,392	1	—	—	—	—
Financial, investment and insurance	15,736	—	1	—	—	—
Real estate
Mortgage (1)	21,747	7	11	6	—	6
Construction (2)	346	—	—	—	—	—
Personal	581	4	1	—	(4)	(4)
Lease financing	195	—	—	—	—	—
Other commercial and industrial	10,667	2	—	1	(1)	—

Total Overseas	54,049	14	13	7	(5)	2

Gross Balances	301,817	391	157	391	(81)	310

Receivables due from other financial institutions	6,205
Deposits with regulatory authorities	45

Total Gross Credit Risk	308,067

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Notes to the financial statements
NOTE 14 Credit Risk Management continued
     The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2004.

	Total	Impaired	Provisions for			Net
	Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	5,672	—	—	—	—	—
Agriculture, forestry and fishing	5,616	19	2	2	(5)	(3)
Financial, investment and insurance	21,387	6	1	6	(1)	5
Real estate
Mortgage (1)	110,209	—	6	5	(1)	4
Construction (2)	3,619	15	4	1	—	1
Personal	13,839	6	38	228	(50)	178
Lease financing	4,963	5	3	8	(3)	5
Other commercial and industrial	56,537	294	74	75	(13)	62

Total Australia	221,842	345	128	325	(73)	252

Overseas
Government and public authorities	2,269	—	—	6	—	6
Agriculture, forestry and fishing	3,277	—	—	—	—	—
Financial, investment and insurance	18,643	5	—	1	(1)	—
Real estate
Mortgage (1)	17,722	11	6	1	—	1
Construction (2)	258	—	—	—	—	—
Personal	420	1	8	7	(4)	3
Lease financing	175	—	—	—	—	—
Other commercial and industrial	5,894	1	1	14	(1)	13

Total Overseas	48,658	18	15	29	(6)	23

Gross Balances	270,500	363	143	354	(79)	275

Receivables due from other financial institutions	8,369
Deposits with regulatory authorities	38

Total Gross Credit Risk	278,907

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
     The following table shows the aggregate number of the Bank’s counterparty Corporate and Industrial exposures (including direct and contingent exposure) which individually were greater than 5% of the Group’s capital resources (Tier One and Tier Two capital):

	2005	2004	2003	2002	2001
	Number	Number	Number	Number	Number

10% to less than 15% of Group’s capital resources	—	—	—	—	—
5% to less than 10% of Group’s capital resources	1	1	—	1	2

Notes to the financial statements
NOTE 14 Credit Risk Management continued
Credit Portfolio Receivables by Industry
     The following table sets out the distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) by industry at 30 June 2001, 2002, 2003, 2004 and 2005.

					At 30 June
	2005	2004	2003	2002	2001
Industry	$M	$M	$M	$M	$M

Australia
Government and public authorities	3,000	1,132	1,505	2,466	1,655
Agriculture, forestry and fishing	3,213	3,925	3,677	3,893	4,734
Financial, investment and insurance	5,882	3,693	2,024	1,435	4,670
Real estate
Mortgage (1)	119,095	104,883	87,592	75,394	65,466
Construction (2),(3)	1,694	2,626	1,701	2,182	2,548
Personal (3)	14,504	13,389	11,972	11,488	10,576
Lease financing	5,055	4,963	5,264	5,425	6,628
Other commercial and industrial	31,201	27,167	26,449	26,866	25,782

Total Australia	183,644	161,778	140,184	129,149	122,059

Overseas
Government and public authorities	216	182	222	204	165
Agriculture, forestry and fishing	3,372	3,277	2,278	1,863	1,258
Financial, investment and insurance	7,027	5,857	3,210	3,035	2,824
Real estate
Mortgage (1)	20,765	16,967	12,611	10,444	8,045
Construction (2)	271	257	209	185	177
Personal	552	415	1,391	337	440
Lease financing	195	175	197	256	146
Other commercial and industrial	4,624	3,487	2,959	4,573	4,081

Total Overseas	37,022	30,617	23,077	20,897	17,136

Gross Loans, Advances and Other Receivables	220,666	192,395	163,261	150,046	139,195

Provisions for bad and doubtful debts, unearned income, interest reserved and unearned tax remissions on leverage leases	(3,150)	(3,004)	(2,914)	(2,972)	(3,136)

Net Loans, Advances and Other Receivables	217,516	189,391	160,347	147,074	136,059

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	Certain of these loans for the 2004 year have been reclassified consistent with prior years.

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

			GROUP
	2005	2004	2003
	%	%	%

Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0.20	0.20	0.44
Net impaired assets as % of:
Risk weighted assets	0.12	0.12	0.30
Total shareholders’ equity	0.82	0.79	1.96
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

Notes to the financial statements
NOTE 15 Asset Quality continued
Impaired Assets
     The following table sets forth the Group’s impaired assets as at 30 June 2001, 2002, 2003, 2004 and 2005.

					GROUP
					At 30 June
	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M

Australia
Non-accrual loans:
Gross balances	381	345	545	732	518
Less interest reserved	(19)	(23)	(25)	(54)	(63)

Gross balance (net of interest reserved)	362	322	520	678	455
Less provisions for impairment	(144)	(128)	(163)	(221)	(154)

Net Non-Accrual Loans	218	194	357	457	301

Restructured loans:
Gross balances	—	—	—	—	1
Less interest reserved	—	—	—	—	—

Gross balance (net of interest reserved)	—	—	—	—	1
Less specific provisions	—	—	—	—	—

Net Restructured Loans	—	—	—	—	1

Assets Acquired Through Security Enforcement (AATSE):
Gross balances	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—

Net AATSE	—	—	—	—	—

Net Australian Impaired Assets	218	194	357	457	302

Overseas
Non-accrual loans:
Gross balances	14	18	120	211	197
Less interest reserved	—	—	(1)	(5)	(5)

Gross balance (net of interest reserved)	14	18	119	206	192
Less provisions for impairment	(13)	(15)	(42)	(49)	(79)

Net Non-Accrual Loans	1	3	77	157	113

Restructured loans:
Gross balances	—	—	—	—	—
Less interest reserved	—	—	—	—	—

Gross balance (net of interest reserved)	—	—	—	—	—
Less specific provisions	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—

Asset Acquired Through Security Enforcement (AATSE)	—	—	—	—	1
Less provisions for impairment	—	—	—	—	(1)

Net AATSE	—	—	—	—	—

Net overseas impaired assets	1	3	77	157	113

Total Net Impaired Assets	219	197	434	614	415

Notes to the financial statements
NOTE 15 Asset Quality continued
Movement in Impaired Asset Balances
     The following table provides an analysis of the movement in the gross impaired asset balances for financial years 2001, 2002, 2003, 2004 and 2005.

					GROUP
				Year Ended 30 June
	2005	2004	2003	2002	2001
Gross Impaired Assets	$M	$M	$M	$M	$M

Gross impaired assets at period beginning	363	665	943	717	1,135
New and increased	769	532	617	1,069	707
Balances written off	(350)	(278)	(456)	(481)	(666)
Returned to performing or repaid	(387)	(556)	(439)	(362)	(459)

Gross Impaired Assets at Period End	395	363	665	943	717

					GROUP
				At 30 June
	2005	2004	2003	2002	2001
Loans Accruing But Past Due 90 Days or More	$M	$M	$M	$M	$M

Accruing loans past due 90 days or more
Housing loans	183	168	157	176	218
Other loans	119	78	91	73	90

Total	302	246	248	249	308

					GROUP
				Year Ended 30 June
	2005	2004	2003	2002	2001
Net Interest Foregone on Impaired Assets	$M	$M	$M	$M	$M

Interest income forgone
Australia non accrual facilities	13	10	15	21	8
Overseas non accrual facilities	—	—	3	7	8

Total	13	10	18	28	16

					GROUP
				Year Ended 30 June
	2005	2004	2003	2002	2001
Interest Taken to Profit on Impaired Assets	$M	$M	$M	$M	$M

Australia
Non accrual facilities	9	11	26	27	37
Restructured facilities	—	—	—	—	—
Overseas
Non accrual facilities	—	3	4	3	14
OREO	—	—	—	—	—

Total Interest Taken to Profit	9	14	30	30	51

Notes to the financial statements
NOTE 15 Asset Quality continued
Impaired Assets

			GROUP			GROUP
	Australia	Overseas	Total	Australia	Overseas	Total
	2005	2005	2005	2004	2004	2004
	$M	$M	$M	$M	$M	$M

Non Accrual Loans
With provisions	235	14	249	193	13	206
Without provisions	146	—	146	152	5	157

Gross Balances	381	14	395	345	18	363
Less interest reserved	(19)	—	(19)	(23)	—	(23)

Net Balances	362	14	376	322	18	340
Less provisions for impairment	(144)	(13)	(157)	(128)	(15)	(143)

Net Non Accrual Loans	218	1	219	194	3	197

Restructured Loans
Gross balances	—	—	—	—	—	—
Less interest reserved	—	—	—	—	—	—

Net balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—	—

Other Real Estate Owned (OREO)	—	—	—	—
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OREO	—	—	—	—	—	—

Other Assets Acquired Through Security Enforcement (OAATSE)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OAATSE	—	—	—	—	—	—

Total Impaired Assets
Gross balances	381	14	395	345	18	363
Less interest reserved	(19)	—	(19)	(23)	—	(23)

Net balances	362	14	376	322	18	340
Less provisions for impairment	(144)	(13)	(157)	(128)	(15)	(143)

Net Impaired Assets	218	1	219	194	3	197

Non Accrual Loans by Size of Loan

Less than $1 million	119	13	132	108	13	121
$1 million to $10 million	116	1	117	114	5	119
Greater than $10 million	146	—	146	123	—	123

Total	381	14	395	345	18	363

Accruing Loans 90 days past due or more (1)	267	35	302	224	22	246

(1)	These are loans that are well secured and not classified as impaired assets but which are in arrears 90 days or more. Interest on these loans continues to be taken to profit.

Notes to the financial statements
NOTE 15 Asset Quality continued
Selected Regional Exposures
Asia
     Over 66% of total exposures relate to financial institutions. Exposures to Indonesia, Thailand and Korea represent approximately 16% of the Group’s Asian credit risk.
     The Group’s credit risk exposure to Asian countries as at 30 June 2005 is set out below. The exposures exclude Group equity investments.
Asian Exposures

							GROUP
						2005	2004
		Corporate/	CUSTOMER TYPE	Project		Total	Total
	Finance	Multinational	Government	Finance(1)	APL/NZPL	Exposure(2)	Exposure
Country	$M	$M	$M	$M	$M	$M	$M

China	335	6	—	—	—	341	177
Hong Kong	492	984	—	—	217	1,693	1,492

	827	990	—	—	217	2,034	1,669

Japan	710	78	30	—	6	824	546
Malaysia	65	67	49	—	1	182	380
Singapore	584	127	9	—	33	753	880
Philippines	328	2	—	—	—	330	641
Taiwan	621	1	—	—	—	622	314
Other	6	35	—	—	—	41	3

	2,314	310	88	—	40	2,652	2,764

Indonesia	23	5	23	23	6	80	246
South Korea	359	102	112	—	—	573	985
Thailand	229	26	1	—	—	256	220

	611	133	136	23	6	909	1,451

Total	3,752	1,433	224	23	263	5,695	5,884

Other Regional Exposures

							GROUP
						2005	2004
		Corporate/	CUSTOMER TYPE	Project		Total	Total
	Finance	Multinational	Government	Finance(1)	APL/NZPL	Exposure(2)	Exposure
Region	$M	$M	$M	$M	$M	$M	$M

Eastern Europe	1	1	—	—	—	2	1

Latin America	—	—	—	—	—	—	—

Middle East	398	8	—	—	—	406	73

(1)	Project Finance — Long term lending for large scale projects (such as mining and infrastructure) where repayment is primarily reliant on the cash flow from the project.

(2)	Total Exposure — The maximum of the limit or balance utilised for committed facilities, whichever is highest, and the balance utilised for uncommitted facilities. For derivative facilities, balances are reported on a ‘mark to market’ plus potential exposure basis.

Notes to the financial statements
NOTE 16 Insurance Investment Assets

		GROUP
	2005	2004
	$M	$M

Equity Security Investments
Direct	3,144	4,433
Indirect	6,467	8,025

	9,611	12,458

Debt Security Investments
Direct	3,918	3,518
Indirect	8,116	7,710

	12,034	11,228

Property Investments
Direct	3	80
Indirect	2,442	2,330

	2,445	2,410

Other Assets	3,747	2,846

Total Life Insurance Investment Assets	27,837	28,942

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
     These investment assets held in the statutory funds are not available for use by the Commonwealth Bank’s operating businesses.
NOTE 17 Deposits with Regulatory Authorities

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Central Banks Overseas	45	38	1	4

Total Deposits with Regulatory Authorities	45	38	1	4

NOTE 18 Shares in and Loans to Controlled Entities

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Shares in controlled entities	—	—	17,634	12,156
Loans to controlled entities	—	—	11,527	11,521

Total Shares in and Loans to Controlled Entities	—	—	29,161	23,677

Notes to the financial statements
NOTE 19 Property, Plant and Equipment

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

(a) Land and Buildings
Land
At 30 June 2005 valuation	170	—	155	—
At 30 June 2004 valuation	—	160	—	148

Closing balance	170	160	155	148

Buildings
At 30 June 2005 valuation	262	—	243	—
At 30 June 2004 valuation	—	253	—	231

Closing balance	262	253	243	231

Total Land and Buildings	432	413	398	379

     These valuations were established by the Directors and are lower than valuations prepared by independent valuers. This valuation process is conducted on an annual basis.

(b) Leasehold Improvements
At cost	702	657	582	545
Provision for depreciation	(409)	(376)	(337)	(310)

Closing balance	293	281	245	235

(c) Equipment
At cost	723	639	406	333
Provision for depreciation	(486)	(448)	(253)	(225)

Closing balance	237	191	153	108

(d) Assets Under Lease
At cost	138	67	—	—
Provision for depreciation	(8)	—	—	—

Closing balance	130	67	—	—

(e) Investment Property (1)
At cost	252	252	—	—

Total Property, Plant and Equipment	1,344	1,204	796	722

(1)	This investment represents a 50% interest in a long term freehold lease over property.

Notes to the financial statements
NOTE 19 PROPERTY, PLANT AND EQUIPMENT CONTINUED
     Reconciliation of the carrying amount of property, plant and equipment at the beginning and end of the 2005 and 2004 financial years.

		GROUP		BANK
	2005	2004	2005	2004
Reconciliation	$M	$M	$M	$M

Land
Opening balance	160	141	148	129
Disposals	(6)	(8)	(6)	(3)
Net revaluations	16	27	13	22

Closing balance	170	160	155	148

Buildings
Opening balance	253	302	231	233
Acquisitions	22	2	22	—
Disposals	(9)	(57)	(10)	(5)
Revaluation	17	27	20	21
Depreciation	(21)	(21)	(20)	(18)

Closing balance	262	253	243	231

Leasehold Improvements
Opening balance	281	228	235	175
Acquisitions	78	119	62	117
Disposals	(8)	(11)	(6)	(12)
Depreciation	(58)	(55)	(46)	(45)

Closing balance	293	281	245	235

Equipment
Opening balance	191	150	108	71
Acquisitions	115	96	80	58
Disposals	—	(4)	—	—
Depreciation	(69)	(51)	(35)	(21)

Closing balance	237	191	153	108

Assets Under Lease
Opening balance	67	—	—	—
Acquisitions	71	67	—	—
Depreciation	(8)	—	—	—

Closing balance	130	67	—	—

Investment Property
Opening balance	252	—	—	—
Acquisitions	—	252	—	—

Closing balance	252	252	—	—

Notes to the financial statements
NOTE 20 Intangible Assets

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Purchased goodwill — Colonial	5,591	5,591	2,671	2,671
Purchased goodwill — Other	1,169	1,155	835	835
Realisation of life insurance synergy benefits	(332)	(332)	—	—
Accumulated amortisation	(2,034)	(1,709)	(1,170)	(984)

Total Intangibles	4,394	4,705	2,336	2,522

Segment Allocation of Goodwill
     In recognition of the disclosure requirements of US SFAS 141: Business Combinations and the Australian Accounting Standard AASB 138: Intangible Assets (effective 1 July 2004), the Group’s carrying amount of goodwill is disclosed for each segment of business.

	2005	2004
Segment	$M	$M

Banking(1)	4,090	4,379
Funds Management(2)	236	253
Insurance(2)	68	73

Total	4,394	4,705

(1)	The allocation to banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2)	The allocation to funds management and insurance principally relates to the goodwill on acquisition of Colonial.
     Additional to the Colonial goodwill acquired, $2,548 million in excess of net market value over net assets of life insurance controlled entities was booked at acquisition of the Colonial funds management and life insurance businesses in June 2000.

Notes to the financial statements
NOTE 21 Other Assets

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Accrued interest receivable	1,197	1,208	1,503	1,247
Shares in other companies	267	223	133	80
Accrued fees/reimbursements receivable	641	600	507	602
Securities sold not delivered	907	1,540	625	1,347
Future income tax benefits	650	564	577	423
Excess of net market value over net assets of life insurance controlled entities	6,549	5,741	—	—
Excess related to outside equity interests (1)	111	111	—	—
Unrealised gains on trading derivatives (Note 39)	12,144	12,827	12,043	12,798
Intergroup current tax receivable	—	—	55	104
Intergroup deferred tax receivable	—	—	549	317
Other	1,775	2,478	1,208	1,931

Total Other Assets	24,241	25,292	17,200	18,849

1.	(1)	This is an outside equity interest in a funds management business acquired during 2003, and is not included in the revaluation in Note 34 Life Insurance Business.

2.
Potential future income tax benefits of the Company arising from:
▪	Capital losses arising under the tax consolidations system; and

▪	Tax loses and timing differences in offshore centres, have not been recognised as assets because recovery is not virtually certain.
These benefits could amount to:
▪	$44 million (2004: $34 million) in capital losses; and

▪	$115 million (2004: $136 million) in offshore centres.
These potential tax benefits will only be obtained if:
▪	The Company derives future capital gains and assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;

▪	The Company continues to comply with the conditions for claiming capital losses and deductions imposed by tax legislation; and

▪	No changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.
Excess of net market value over net assets of controlled entities of the life insurance businesses:

			GROUP
			At 30 June 2005
			Excess of
	Market	Net	Market Value
	Value	Assets	Over Net Assets
	$M	$M	$M

Commonwealth and Colonial entities	7,944	2,104	5,840
ASB entities	1,118	409	709

	9,062	2,513	6,549

			GROUP
			At 30 June 2004
			Excess of
	Market	Net	Market Value
	Value	Assets	Over Net Assets
	$M	$M	$M

Commonwealth and Colonial entities	7,424	2,246	5,178
ASB entities	978	415	563

	8,402	2,661	5,741

Notes to the financial statements
NOTE 22 Deposits and Other Public Borrowings

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Australia
Certificates of deposit	16,041	20,516	16,041	20,516
Term deposits	41,582	38,530	39,993	36,714
On demand and short term deposits	75,410	71,115	75,806	71,289
Deposits not bearing interest	5,823	5,407	5,853	5,431
Securities sold under agreements to repurchase and short sales	2,258	3,585	2,258	3,648

Total Australia	141,114	139,153	139,951	137,598

Overseas
Certificates of deposit	3,105	3,716	386	1,906
Term deposits	13,617	11,724	2,998	2,448
On demand and short term deposits	8,633	6,852	113	73
Deposits not bearing interest	1,155	1,174	5	11
Securities sold under agreements to repurchase and short sales	405	558	405	433

Total Overseas	26,915	24,024	3,907	4,871

Total Deposits and Other Public Borrowings	168,029	163,177	143,858	142,469

Maturity Distribution of Certificates of Deposit and Time Deposits
     The following table sets forth the maturity distribution of the Group’s certificates of deposit and time deposits as at 30 June 2005.

					GROUP
				At 30 June 2005
			Maturing
	Maturing	Maturing	Between	Maturing
	Three	Between	Six &	After
	Months or	Three & Six	Twelve	Twelve
	Less	Months	Months	Months	Total
	$M	$M	$M	$M	$M

Australia
Certificates of deposit (1)	7,912	5,078	1,427	1,624	16,041
Time deposits	20,075	14,527	4,665	2,315	41,582

Total Australia	27,987	19,605	6,092	3,939	57,623

Overseas
Certificates of deposit (1)	2,355	373	321	56	3,105
Time deposits	9,632	2,795	772	418	13,617

Total Overseas	11,987	3,168	1,093	474	16,722

Total Certificates of Deposit and Time Deposits	39,974	22,773	7,185	4,413	74,345

3.	(1) All certificates of deposit issued by the Bank are for amounts greater than $100,000.

Notes to the financial statements
NOTE 23 Payables to Other Financial Institutions

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Australia	2,708	2,383	2,712	2,383

Overseas	5,315	4,258	5,257	4,228

Total Payables to Other Financial Institutions	8,023	6,641	7,969	6,611

NOTE 24 Income Tax Liability

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$

Australia
Provision for income tax	808	402	757	352
Provision for deferred income tax	657	355	657	332

Total Australia	1,465	757	1,414	684

Overseas
Provision for income tax	25	25	7	6
Provision for deferred income tax	60	29	—	—

Total Overseas	85	54	7	6

Total Income Tax Liability	1,550	811	1,421	690

Notes to the financial statements
NOTE 25 Other Provisions

	GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Provision for:
Long service leave	296	300	285	293
Annual leave	146	130	126	112
Other employee entitlements	82	98	82	98
Which new Bank costs	91	208	91	208
Restructuring costs	18	—	18	—
General insurance claims	100	79	—	—
Self insurance/non lending losses	66	60	66	59
Other	82	122	41	49

Total Other Provisions	881	997	709	819

	GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Which new Bank costs:
Opening balance	208	—	208	—
Additional provision	—	208	—	208
Transfers	(20)	—	(20)	—
Amounts utilised during the year	(97)	—	(97)	—

Closing balance	91	208	91	208

Restructuring costs:
Opening balance	—	30	—	29
Additional provision	22	—	22	—
Amounts utilised during the year	(4)	(30)	(4)	(29)

Closing balance	18	—	18	—

General insurance claims:
Opening balance	79	66	—	—
Additional provision	61	44	—	—
Amounts utilised during the year	(40)	(31)	—	—

Closing balance	100	79	—	—

Self insurance/non lending losses:
Opening balance	60	56	59	55
Additional provision	34	13	34	13
Amounts utilised during the year	(28)	(9)	(27)	(9)

Closing balance	66	60	66	59

Other:
Opening balance	122	107	49	63
Additional provision	29	70	24	6
Amounts utilised during the year	(69)	(54)	(32)	(20)
Foreign exchange translation adjustment	—	(1)	—	—

Closing balance	82	122	41	49

Notes to the financial statements
NOTE 26 Debt Issues

	GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Short term debt issues	26,344	20,401	9,500	6,127
Long term debt issues	32,277	23,641	31,187	18,322

Total Debt Issues	58,621	44,042	40,687	24,449

Short Term Debt Issues
AUD Promissory Notes	1,214	1,450	—	—
AUD Bank Bills	624	490	—	—
US Commercial Paper	10,141	9,381	—	—
Euro Commercial Paper	4,976	3,638	3,065	2,498
Long Term Debt Issues with less than one year to maturity	9,389	5,442	6,435	3,629

Total Short Term Debt Issues	26,344	20,401	9,500	6,127

Long Term Debt Issues
USD Medium Term Notes	15,358	8,790	15,680	8,146
AUD Medium Term Notes	4,850	4,453	6,272	2,813
JPY Medium Term Notes	868	734	692	520
GBP Medium Term Notes	4,401	3,837	2,736	1,981
Other Currencies Medium Term Notes	6,596	5,583	5,807	4,822
Offshore Loans (all JPY)	—	40	—	40
Eurobonds	204	204	—	—

Total Long Term Debt Issues	32,277	23,641	31,187	18,322

Maturity Distribution of Debt Issues
Less than 3 months	11,055	6,949	6,006	1,925
3 months to 12 months	15,288	13,452	3,493	4,202
Between 1 and 5 years	22,312	17,542	21,320	12,224
Greater than 5 years	9,966	6,099	9,868	6,098

Total Debt Issues	58,621	44,042	40,687	24,449

     The Bank has a Euro Medium Term Note programme under which it may issue notes (“EMTNs”) up to an aggregate amount of USD35 billion. Notes issued under the programme are both fixed and variable rates. Interest rate risk associated with the notes is incorporated within the Bank’s interest rate risk framework.
     Subsequent to 30 June 2005, the Bank has issued:
▪	USD medium term notes: between 1 and 5 years – USD100 million (AUD130.80 million); Greater than 5 years – USD143.44 million (AUD187.62 million);
▪	USD extendible notes: between 1 and 5 years – USD2,100 million (AUD2,746.78 million);
▪	JPY medium term notes: between 1 and 5 years – JPY4 billion (AUD47.49 million); Greater than 5 years – JPY6 billion (AUD71.23 million);
▪	CHF medium term notes: between 1 and 5 years – CHF300 million (AUD306.67 million);
▪	CAD medium term notes: between 1 and 5 years – CAD25 million (AUD26.6 million); and
▪	HKD medium term notes: between 1 and 5 years – HKD400 million (AUD67.33 million); Greater than 5 years – HKD207 million (AUD34.9 million).
     Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the base currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.
     Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swap or other hedge arrangements have been entered into.

Notes to the financial statements
NOTE 26 Debt Issues continued
Short Term Borrowings
     The following table analyses the Group’s short term borrowings for the financial years ended 30 June 2003, 2004 and 2005.

	GROUP
	Year Ended 30 June
	2005	2004	2003
	(AUD Millions, except where indicated)

US Commercial Paper
Outstanding at period end (1)	10,141	9,381	6,163
Maximum amount outstanding at any month end (2)	10,178	11,983	8,973
Approximate average amount outstanding (2)	9,839	8,161	5,890
Approximate weighted average rate on:
Average amount outstanding	1.2%	1.1%	1.4%
Outstanding at period end	1.5%	1.2%	1.2%

Euro Commercial Paper
Outstanding at period end (1)	4,976	3,638	5,738
Maximum amount outstanding at any month end (2)	6,146	6,402	5,990
Approximate average amount outstanding (2)	3,800	4,798	3,132
Approximate weighted average rate on:
Average amount outstanding	2.2%	1.0%	1.3%
Outstanding at period end	2.8%	1.2%	1.1%

Bill Reliquification (3)
Maximum amount outstanding at any month end (2)	—	—	250
Approximate average amount outstanding (2)	—	—	23
Approximate weighted average rate on:
Average amount outstanding	—	—	4.9%

Other Commercial Paper
Outstanding at period end (1)	1,838	1,940	2,420
Maximum amount outstanding at any month end (2)	2,110	3,216	3,066
Approximate average amount outstanding (2)	1,790	2,675	2,476
Approximate weighted average rate on:
Average amount outstanding	5.8%	5.2%	3.7%
Outstanding at period end	5.7%	5.6%	3.9%

(1)	The amount outstanding at period end is reported on a book value basis (amortised cost).

(2)	The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any difference between face value and book value would not be material given the short term nature of the borrowings.

(3)	Commercial bills sold under non recourse arrangements.
Exchange Rates Utilised

As at		30 June 2005	30 June 2004
AUD 1.00 =	USD	0.7643	0.6894
	GBP	0.4223	0.3823
	JPY	84.165	74.914
	NZD	1.090	1.097
	HKD	5.940	5.378
	DEM	1.235	1.116
	CHF	0.978	0.8720
	IDR	7,425	6,487
	THB	31.531	28.229
	FJD	1.301	1.239
	PHP	42.946	38.731
	EUR	0.6316	0.5706

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
The CDBL’s liabilities continue to remain guaranteed by the Commonwealth; and
CDBL ceased to write new business or incur additional liabilities from 1 July 1996. From that date, new business that would have previously been written by CDBL is being written by the rural arm of the Bank.
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
Note 27 Bills Payable and Other Liabilities

	GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Bills payable	928	980	863	950
Accrued interest payable	1,355	1,325	1,226	1,140
Accrued fees and other items payable	1,255	1,151	860	829
Securities purchased not delivered	1,065	1,649	796	1,458
Unrealised losses on trading derivatives (Note 39)	11,914	12,188	11,854	12,156
Intergroup deferred tax payable	—	—	60	153
Other liabilities	1,569	1,847	999	1,202

Total Bills Payable and Other Liabilities	18,086	19,140	16,658	17,888

Notes to the financial statements
NOTE 28 Loan Capital

						GROUP			BANK
		Currency		2005	2004	2003	2005	2004	2003
		Amount (M)	Footnotes	$M	$M	$M	$M	$M	$M

Tier 1 Capital
Exchangeable	FRN	USD38	(1)	49	55	59	49	55	59
Exchangeable	FRN	USD95	(2)	124	138	142	124	138	142
Undated	FRN	USD100	(3)	131	145	150	131	145	150
Undated	TPS	USD550	(4)	—	—	—	719	799	—

				304	338	351	1,023	1,137	351

Tier 2 Capital
Extendible	FRN	AUD25	(5)	—	25	25	—	25	25
Extendible	FRN	AUD275	(5)	275	275	275	275	275	275
Subordinated	MTN	AUD185	(6)	—	—	185	—	—	185
Subordinated	FRN	AUD115	(6)	—	—	115	—	—	115
Subordinated	FRN	AUD25	(7)	25	25	25	25	25	25
Subordinated	MTN	AUD200	(8)	—	200	199	—	200	199
Subordinated	FRN	AUD50	(8)	—	50	50	—	50	50
Subordinated	Notes	USD300	(9)	549	549	549	549	549	549
Subordinated	FRN	USD450	(9)	—	650	672	—	650	672
Subordinated	EMTN	JPY20,000	(10)	216	240	248	216	240	248
Subordinated	EMTN	USD200	(11)	—	313	313	—	313	313
Subordinated	EMTN	USD75	(12)	—	115	115	—	115	115
Subordinated	EMTN	USD100	(13)	—	152	152	—	152	152
Subordinated	EMTN	USD400	(14)	501	501	501	501	501	501
Subordinated	EMTN	GBP200	(15)	408	408	408	408	408	408
Subordinated	EMTN	JPY30,000	(16)	387	429	444	387	429	444
Subordinated	Loan	NZD100	(17)	—	92	88	—	—	—
Subordinated	FRN	AUD210	(18)	—	210	210	—	210	210
Subordinated	FRN	AUD38	(19)	—	38	38	—	38	38
Subordinated	Notes	AUD130	(20)	130	130	130	130	130	130
Subordinated	Other	AUD21	(21)	—	21	35	—	21	35
Subordinated	Notes	USD350	(22)	536	512	524	536	512	524
Subordinated	EMTN	GBP150	(23)	373	373	373	373	373	373
Subordinated	MTN	AUD300	(24)	300	300	—	300	300	—
Subordinated	FRN	AUD200	(24)	200	200	—	200	200	—
Subordinated	EMTN	JPY10,000	(25)	127	127	—	127	127	—
Subordinated	EMTN	USD500	(26)	711	358	—	711	358	—
Subordinated	FRN	AUD300	(27)	300	—	—	300	—	—
Subordinated	EMTN	EUR300	(28)	501	—	—	501	—	—
Subordinated	EMTN	USD100	(29)	126	—	—	126	—	—
Subordinated	Notes	NZD350	(30)	322	—	—	322	—	—

				5,987	6,293	5,674	5,987	6,201	5,586

Total Loan Capital				6,291	6,631	6,025	7,010	7,338	5,937

     Where a foreign currency hedge is in place to utilise a loan capital issue in a currency other than that of its original issue, the AUD equivalent value is shown net of the hedge.
(1)	USD 300 million undated Floating Rate Notes (“FRNs”) issued 11 July 1988 exchangeable into dated FRNs.
          Outstanding notes at 30 June 2005 were:

Due July 2006	:	USD32.5 million
Undated	:	USD5 million
(2)	USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs.
          Outstanding notes at 30 June 2005 were:

Due February 2006	:	USD24 million
Due February 2008	:	USD7 million
Undated	:	USD64 million
(3)	USD 100 million undated capital notes issued on 15 October 1986.
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

Notes to the financial statements
NOTE 28 Loan Capital continued
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
(4)	USD550 million convertible notes issued August 2003.

(5)	AUD275 million extendible floating rate note issued December 1989, due December 2014;
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
     Any one or more of the following events will trigger the issue of shares to the Commonwealth of Australia or a rights issue:
•	A relevant event of default occurs in respect of the note issue and, where applicable, the Trustee of the notes gives notice of such to the Bank;
•	The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem such issue; or
•	Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the issue will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.
(6)	AUD300 million subordinated notes, issued February 1999; due February 2009, split into AUD185 million fixed rate notes and AUD115 million floating rate notes. Called and redeemed February 2004.
(7)	AUD25 million subordinated FRN, issued April 1999, due April 2029.
(8)	AUD250 million subordinated notes, issued November 1999, due November 2009; split into AUD200 million fixed rate notes and AUD50 million floating rate notes. Called and redeemed November 2004.
(9)	USD750 million subordinated notes, issued June 2000, due June 2010; split into USD300 million fixed rate notes and USD450 million floating rate notes. The floating rate notes were called and redeemed in June 2005.
(10)	JPY20 billion perpetual subordinated EMTN, issued February 1999.
(11)	USD200 million subordinated EMTN, issued November 1999, due November 2009. Called and redeemed November 2004.
(12)	USD75 million subordinated EMTN, issued January 2000, due January 2010. Called and redeemed January 2005.
(13)	USD100 million subordinated EMTN, issued January 2000, due January 2010. Called and redeemed January 2005.
(14)	USD400 million subordinated EMTN issued June 1996 due July 2006.

(15)	GBP200 million subordinated EMTN issued March 1996 due December 2006.

(16)	JPY30 billion subordinated EMTN issued October 1995 due October 2015.
(17)	NZD100 million subordinated loan matures 15 December 2009. Called and repaid December 2004.
(18)	AUD210 million Euro FRN issued September 1996, matured September 2004.

(19)	AUD38 million FRN issued December 1997, matured December 2004.
(20)	AUD130 million subordinated notes comprised as follows: AUD10 million fixed rate notes issued 12 December 1995, maturing 12 December 2005. AUD110 million floating rate notes issued 12 December 1995, maturing 12 December 2005. AUD5 million fixed rate notes issued 17 December 1996, maturing 12 December 2005. AUD5 million floating rate notes issued 17 December 1996, maturing 12 December 2005.
(21)	Comprises 8 subordinated notes and FRN issues. The face value amounts are less than $10 million each and are all in Australian Dollars. The maturities range from August 2009 to October 2009. All called and redeemed between August 2004 and October 2004.
(22)	USD350 million subordinated fixed rate note, issued June 2003, due June 2018.

(23)	GBP150 million subordinated EMTN, issued June 2003, due December 2023.
(24)	AUD500 million subordinated notes, issued February 2004, due February 2014; split into AUD300 million fixed rate notes and AUD200 million floating rate notes.
(25)	JPY10 billion subordinated EMTN, issued May 2004, due May 2034.
(26)	USD500 million subordinated EMTN issued in June 2004 (USD250 million) and August 2004 (USD250 million), due August 2014.
(27)	AUD300 million subordinated floating rate notes, issued February 2005, due February 2015.
(28)	EUR300 million subordinated EMTN issued March 2005, due March 2015.

(29)	USD100 million subordinated EMTN issued March 2005, due March 2025.

(30)	NZD350 million subordinated notes issued May 2005, due April 2015.

Notes to the financial statements
NOTE 29 Share Capital

	BANK
	2005	2004
Issued and Paid Up Ordinary Capital	$M	$M

Ordinary Share Capital
Opening balance	13,359	12,678
Dividend Reinvestment Plan: Final Dividend prior year	246	201
Dividend Reinvestment Plan: Interim Dividend	200	188
Share buy back	—	(213)
Share purchase plan	—	467
Exercise of Executive Options	67	38
Issue costs	(1)	—

Closing balance	13,871	13,359

Shares on Issue	Number	Number

Opening balance	1,264,006,062	1,253,581,363
Dividend reinvestment plan issues:
2003/2004 Final Dividend fully paid ordinary shares at $30.14	8,172,546	—
2004/2005 Interim Dividend fully paid ordinary shares at $35.90	5,581,364	—
2002/2003 Final Dividend fully paid ordinary shares at $28.03	—	7,165,289
2003/2004 Interim Dividend fully paid ordinary shares at $31.61	—	5,916,319
Share buy back	—	(19,360,759)
Share purchase plan shares issued at $31.36	—	14,891,250
Exercise under Executive Option Plan	2,516,200	1,812,600

Closing balance	1,280,276,172	1,264,006,062

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

Preference Share Capital	BANK
	2005	2004
PERLS	$M	$M

PERLS Capital issued and paid up	687	687

	Number	Number

	3,500,000	3,500,000
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
     Holders of PERLS are entitled to vote at a general meeting of the issuer in limited circumstances.

	GROUP		BANK
	2005	2004	2005	2004
Other Equity Instruments	$M	$M	$M	$M

Other equity instruments issued and paid up	1,573	1,573	737	737

	Number	Number	Number	Number

	4,300,000	4,300,000	550,000	550,000

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
PERLS II
     On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (PERLS II). These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The securities qualify as Tier One capital of the Bank.
Share Buy-back
     On 29 March 2004 the Bank announced the successful completion of an off-market share buy-back. A total of 19,360,759 shares were bought back at $27.50 per share, for a total cost of $532.4 million. An amount of $11 per share of the consideration for each share bought back was charged to paid up capital (total $213.0 million). The balance of $16.50 per share was deemed to be a fully franked dividend for tax purposes and charged to retained profits (total $319.4 million).
     In accordance with the ATO Class Ruling CR2004/65, the “market value” of the shares bought back for tax purposes was $30.42 (“Tax Value”). For capital gains tax purposes an Australian resident individual or complying superannuation entity shareholder participating in the buy-back will be deemed to have disposed of each share bought back for deemed capital proceeds of $11.00 plus the amount by which the Tax Value exceeds the buy-back price. The Tax Value exceeded the buy-back price by $2.92 ($30.42 — $27.50). Accordingly, for capital gains tax purposes, the deemed disposal price for each share sold into the buy-back was $13.92 ($11.00 + $2.92).
Share Purchase Plan
     In 2004 the Bank introduced a Share Purchase Plan (SPP). On 25 June 2004 a total of 14,891,250 shares were issued at $31.36 per share, for a total of $467 million, in respect of the SPP.
Dividends
     The Directors have declared a fully franked (at 30%) final dividend of 112 cents per share amounting to $1,434 million. The dividend will be payable on 23 September 2005 to shareholders on the register at 5pm on 19 August 2005. Dividends paid by the end of the previous financial year:
•	As declared in last year’s report, a fully franked final dividend of 104 cents per share amounting to $1,315 million was paid on 24 September 2004. The payment comprised cash disbursements of $1,069 million with $246 million being reinvested by participants through the Dividend Reinvestment Plan;
•	In respect of the current year, a fully franked interim dividend of 85 cents per share amounting to $1,083 million was paid on 31 March 2005. The payment comprised cash disbursements of $883 million with $200 million being reinvested by participants through the Dividend Reinvestment Plan; and
•	Additionally, quarterly dividends totalling $39 million for the year were paid on the PERLS; $34 million on the PERLS II; $42 million on the Trust Preferred Securities; $9 million on the ASB Capital preference shares; and $7 million on the ASB Capital No.2 preference shares.
Dividend Reinvestment Plan
     The Bank expects to issue around $272 million of shares in respect of the Dividend Reinvestment Plan for the final dividend for 2004/05.
     The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.
Record Date
     The register closes for determination of dividend entitlement and for participation in the dividend reinvestment plan at 5:00pm on 19 August 2005 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1235.
Ex Dividend Date
     The ex dividend date is 15 August 2005.
Employee Share Plans
     The Bank has in place the following employee share plans:
▪	Commonwealth Bank Employee Share Acquisition Plan (“ESAP”);
▪	Commonwealth Bank Equity Participation Plan (“EPP”);
▪	Commonwealth Bank Equity Reward Plan (“ERP”); and
▪	Commonwealth Bank Non-Executive Directors Share Plan (“NEDSP”).
     The ESAP and ERP were each approved by Shareholders at the Annual General Meeting (“AGM”) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the meeting to ensure Shareholders were fully informed.
Employee Share Acquisition Plan (“ESAP”)
     The ESAP was introduced in 1996 and provides employees with up to $1,000 worth of free shares per annum subject to a performance target being met. The performance target is growth in annual profit of the greater of 5% or the consumer price index (CPI change) plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.
     Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the ESAP receive full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares granted.
     Effective from 1 July 2002, shares granted under ESAP offers have been expensed through the profit and loss. In the current year, 699,918 shares were granted to eligible employees in respect of the 2004 grant.
     The Bank has determined to allocate each eligible employee shares up to a value of $1,000 in respect of the 2005 grant. As a result, an amount of $27 million has been accrued in respect of the year ended 30 June 2005. The shares will be purchased on-market at the then market price.

Notes to the financial statements
NOTE 29 Share Capital continued
From 1 July 2000 to 30 June 2002, details of issues under ESAP were:

Issue Date	Bonus Ordinary	No. of	Shares issued to	Issue
	Shares Issued(1)	Participants	Each Participant	Price(2)

13 Oct 2000	872,620	24,932	35	$27.78
20 Dec 2000	805	23	35	$27.78
31 Oct 2001	893,554	26,281	34	$28.95
3 Dec 2001	3,876	114	34	$28.95
31 Jan 2002	1,938	57	34	$28.95

From 1 July 2002, details of shares purchased under ESAP were:

Purchase	Ordinary Shares	No. of	Shares allocated to	Allocation
Date	Purchased	Participants	Each Participant	Price(3)

31 Oct 2002	830,874	25,178	33	$29.71
22 Jan 2003	1,584	48	33	$29.71
31 Oct 2003	683,617	23,573	29	$27.53
29 Oct 2004	699,918	22,578	31	$31.52

(1)	For Offers in 2000 and 2001 both new and existing Shareholders were granted Bonus Ordinary Shares issued from the Share Capital Account.

(2)	The Issue Price x Shares issued to each Participant effectively represents about $1,000 of free shares.

(3)	The Allocation Price for the offer is equal to the market value which is determined by calculating the weighted average of the prices at which the shares were traded on the ASX during the five trading day period up to and including the grant date. The Allocation Price x Shares issued to each participant effectively represents about $1,000 of free shares for the 2002 and 2004 Offers and $800 of free shares for the 2003 Offer.
Equity Participation Plan (“EPP”)
     The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (STI) to be applied in the acquisition of shares. The plan previously also facilitated the mandatory sacrifice of 50% of STI payments for some employees. However the mandatory component of EPP ceased for the year ending 30 June 2005 and was replaced with a separate cash STI deferral arrangement for eligible employees. Shares previously granted under the mandatory component of the EPP remain subject to their vesting conditions.
     All shares acquired by employees under this plan are purchased on-market at the current market price. A total number of 7,952,277 shares have been acquired under the EPP since the plan commenced in 2001.
Details of purchases under the EPP from 1 July 2004 to 30 June 2005 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price

24 Sept 2004	1,449	1,858,984	$29.85
30 Sept 2004	756	259,890	$30.05
30 Dec 2004	80	12,274	$32.11
22 Apr 2005	57	8,704	$35.97

     Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.
     Under the mandatory component of the EPP, fully paid ordinary shares were purchased and held in trust until such time as the vesting conditions were met. The vesting condition attached to the shares specifies that participants must remain employees of the Bank until the vesting date (generally a period of one and two years after the STI award period).
     Each participant of the mandatory component of the EPP for whom shares are held by the Trustee on their behalf has a right to receive dividends. Once the shares vest, dividends which have accrued during the vesting period are paid to participants. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.
     Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.
The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	July 04 – June 05	July 03 - June 04

Shares held under the Plan at the beginning of year	2,790,353	2,497,184
Shares allocated during year	2,067,281	2,121,075
Shares vested during year	(2,016,790)	(1,715,807)
Shares forfeited during year	(224,073)	(112,099)

Shares held under the Plan at end of year	2,616,771	2,790,353

     Shares acquired under both the voluntary and mandatory components of the EPP have been expensed through the profit and loss. In the current year, $2.5 million was expensed through the profit and loss to reflect the cost of allocations under the plan. The expense through the profit and loss for the current year is lower than previous years due to the discontinuation of the mandatory component of the EPP.

Notes to the financial statements
NOTE 29 Share Capital continued
Equity Reward Plan (“ERP”)
     The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.
     Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/2002, no options have been issued under the ERP. From 2002/2003, Reward Shares only have been issued under this plan.
     The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (“TSR”) with the Bank’s TSR performance being measured against a comparator group of companies.
     The prescribed performance hurdle for options and Reward Shares issued prior to 2002/2003 which has now been met was:
▪	The Bank’s TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX ‘Banks and Finance Accumulation Index’ excluding the Bank) was widened in 2001/2002 to better reflect the Bank’s business mix; and
▪	If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within five years from the grant date.
     For Reward Shares granted from 2002/2003 onwards, a tiered vesting scale was introduced so that 50% of the allocated shares vest if the Bank’s TSR is equal to the 50th percentile return, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile.
     Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within half yearly windows, over the next two years. The vesting percentage will be the higher of the rating determined at the third year anniversary of the grant and the rating determined at the half yearly measurement point at which the executive nominates that the shares will vest.
     Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile at one of the half yearly measurement points prior to the fifth anniversary, but the maximum vesting will be 50%.
     Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed through the profit and loss over a three year period, reflecting the minimum vesting period. In the current year, $12 million has been expensed through the profit and loss.
     Executive options issued up to September 2001 have not been recorded as an expense by the Group.
Details of options issued and shares acquired under ERP as well as movements in the options and shares are as follows:
Options

Year of		Issue	Options	Options		Exercise	Exercise
Grant	Commencement Date	Date	Issued	Outstanding(1)	Participants	Price	Period

							14 Sep 2003 to
2000	13 Sep 2000	7 Feb 01	577,500	247,500	16	$26.97(2)	13 Sep 2010(3)
							14 Sep 2003 to
	13 Sep 2000	31 Oct 01	12,500	—	1	$26.97(2)	13 Sep 2010(3)
							4 Sep 2004 to
2001	3 Sep 2001	31 Oct 01	2,882,000	1,689,100	61	$30.12(2)	3 Sep 2011(4)
							4 Sep 2004 to
	3 Sep 2001	31 Jan 02	12,500	12,500	1	$30.12(2)	3 Sep 2011(4)
							4 Sep 2004 to
	3 Sep 2001	15 Apr 02	100,000	100,000	1	$30.12(2)	3 Sep 2011(4)

(1)	Options outstanding as at the date of the report.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(4)	Performance hurdle was satisfied on 3 October 2004 and options may be exercised up to 3 September 2011.

Options - Details of Movements	July 2003 - June 2004		July 2004 – June 2005
Year of Grant	2000	2001	2000	2001

Total options:

Held by participants at the start of year	427,500	2,336,400	402,500	2,235,200
Granted during year	—	—	—	—
Exercised during year	—	—	155,000	403,900
Lapsed during year	—	101,200	—	29,700

Outstanding at the end of year	427,500	2,235,200	247,500	1,801,600

Granted from 30 June to the date of report	—	—	—	—
Exercised from 30 June to date of report	25,000	—	—	50,000
Lapsed from 30 June to the date of report	—	—	—	—

Outstanding as at the date of report	402,500	2,235,200	247,500	1,751,600

Notes to the financial statements
NOTE 29 Share Capital continued
Reward Shares

Year of	Purchase	Shares	Shares		Participants	Vesting Period	Average
Grant	Date	Purchased	Allocated				Purchase
							Price

2000	20 Feb 2001	361,100	361,100		61	14 Sept 2003 to 13 Sept 2005(5)	$29.72
	31 Oct 2001	2,000	2,000		1	14 Sept 2003 to 13 Sept 2005(5)	$29.25
2001	31 Oct 2001	652,100	661,500	(1)	241	4 Sept 2004 to 3 Sept 2006(6)	$29.25
2002	22 Nov 2002	357,500	545,500	(2)	195	3 Sept 2005 to 2 Sept 2007(7)	$28.26
2003	12 Nov 2003	285,531	595,600	(3)	255	2 Sept 2006 to 1 Sept 2008(7)	$28.33
2004	11 Nov 2004	225,934	522,290	(4)	259	23 Aug 2007 to 23 Aug 2009(7)	$29.87

(1)	In October 2001, 11,400 Reward Shares were re-allocated to participants receiving the 2001 grant as a result of reward shares forfeited from previous ERP grant.

(2)	In November 2002, 188,000 shares were re-allocated to participants receiving the 2002 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2002 represents fifty percent of the maximum entitlement that participants may receive. It is intended that Reward Shares required to meet obligations under ERP will be acquired by the trust on-market during the term of the grant and (if required) shortly after the time of vesting.

(3)	In November 2003, 310,069 shares were re-allocated to participants receiving the 2003 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2003 represents fifty percent of the maximum entitlement that participants may receive – refer to footnote 2 above for further information.

(4)	In November 2004, 296,356 shares were re-allocated to participants receiving the 2004 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2004 represents fifty percent of the maximum entitlement that participants may receive – refer to footnote 2 above for further information.

(5)	Performance hurdle was satisfied on 31 March 2004 and as a result 195,700 shares vested to participants of the 2000 grant.

(6)	Performance hurdle was satisfied on 3 October 2004 and as a result 423,500 shares vested to participants of the 2001 grant.

(7)	Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.
Reward Shares — Details of Movements

	July 03 - June 04				July 04 - June 05
Year of Grant	2000	2001	2002	2003	2001	2002	2003	2004
Total reward shares:
Held by participants at the start of year	217,100	518,500	515,300	—	437,000	445,825	557,500	—
Granted during year	—	—	—	597,100	—	—	—	597,975
Vested during year	195,700	—	—	—	423,500	—	—	—
Lapsed during year	21,400	59,000	43,225	10,725	13,500	68,975	94,650	53,075

Outstanding at the end of year	—	459,500	472,075	586,375	—	376,850	462,850	544,900

Lapsed from 30 June to date of report	—	22,500	26,250	28,875	—	11,400	8,950	8,750

Outstanding as at the date of report	—	437,000	445,825	557,500	—	365,450	453,900	536,150

     During the vesting period, Reward Shares are held in trust. Each participant on behalf of whom Reward Shares are held by the Trustee has a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.
     For a limited number of executives including overseas based staff and those approved by the Chief Executive Officer and ratified by the Board, a cash based ‘share replicator’ ERP scheme is operated by way of grants of performance units. The performance unit grants are subject to the same vesting conditions as the Reward Share component of the ERP. On meeting the vesting condition, a cash payment is made to executives whereby the value is determined based on the current share price on vesting plus an accrued dividend value. An amount of $3.1 million has been expensed through the profit and loss in respect of the year ended 30 June 2005 to reflect future payments which may be required under the ‘share replicator’ plan.
Executive Option Plan (“EOP”)
     As previously notified to Shareholders, this plan was discontinued in 2000/2001.
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
     The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan grants prior to 2002/2003.
     The last grant under EOP was made in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.

Notes to the financial statements
NOTE 29 Share Capital continued
Details of issues made under EOP as well as movements for 2003/2004 and 2004/2005 are as follows:
Executive Option Plan (“EOP”)

Commencement	Issue	Options	Options	Participants	Exercise	Exercise
Date	Date	Issued	Outstanding		Price(1)	Period

3 Nov 1997	11 Dec 1997	2,875,000	—	27	$15.53(2)	4 Nov 00 to 3 Nov 02
25 Aug 1998	30 Sep 1998	3,275,000	—	32	$19.58(2)	26 Aug 01 to 25 Aug 03
24 Aug 1999	24 Sep 1999	3,855,000	450,000	38	$23.84(2)	25 Aug 02 to 24 Aug 09(3)
13 Sep 2000	13 Oct 2000	2,002,500	637,300	50	$26.97(2)	14 Sep 03 to 13 Sep 10(4)

(1)	Market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.

(2)	Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle for the 1999 grant was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(4)	Performance hurdle for the 2000 grant was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.
Details of Movements

	1 July 2003 to 30 June 2004(1)			1 July 2004 to 30 June 2005 (1)
Year of Grant	1998	1999	2000	1999	2000

Total options -
Held by participants at the start of year	312,500	3,221,000	1,336,200	1,875,000	1,144,600
Exercised during year	312,500	1,271,000	129,100	1,425,000	507,300
Lapsed during year	—	25,000	12,500	—	—

Outstanding at the end of year	—	1,925,000	1,194,600	450,000	637,300

Exercised from 30 June to date of report	—	50,000	50,000	—	75,400
Lapsed from 30 June to date of report	—	—	—	—	—

Outstanding as at the date of report	—	1,875,000	1,144,600	450,000	561,900

(1)	The EOP was discontinued in 2000/2001 and no options have been granted under the plan during the last four reporting periods.
Summary of shares issued during the period 1 July 2004 to the date of the report as a result of options being exercised are:

Option	Shares	Price paid	Total
Issue Date	Issued	per Share	Consideration Paid

24 Sep 1999	1,475,000	$23.84	$35,164,000
13 Oct 2000	632,700	$26.97	$17,063,919
7 Feb 2001	180,000	$26.97	$4,854,600
3 Sep 2001	453,900	$30.12	$13,671,468

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

Notes to the financial statements
NOTE 29 Share Capital continued
Non-Executive Directors Share Plan (“NEDSP”)
     The NEDSP provides for the acquisition of shares by non-executive directors through the mandatory sacrifice of 20% of their annual fees. Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. In addition, Non-Executive Directors can voluntarily elect to sacrifice up to a further 50% of their annual fees for the acquisition of shares.
     Shares acquired under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the NEDSP.
     Shares are purchased on-market at the current market price and a total of 41,943 shares have been purchased under the NEDSP since the plan commenced in 2001. Since March 2005, shares are now acquired under the plan on a six monthly basis.
Details of grants under the NEDSP from 1 July 2004 to 30 June 2005 were as follows:

Quarter Ending	Total Fees	Participants	Shares	Average
	Sacrificed		Purchased	Purchase Price

30 Sep 2004	$74,406	11	2,475	$30.05
31 Dec 2004	$76,218	9	2,373	$32.11
31 Mar 2005	$110,958	9	3,086	$35.97
The trading restrictions on shares were lifted for two Non-Executive Directors as they ceased to be Non-Executive Directors during the period 1 July 2004 to the date of this report.
For the current year, $262,000 was expensed through the profit and loss reflecting shares purchased and allocated under the NEDSP.
NOTE 30 Outside Equity Interests

	GROUP
	2005	2004
	$M	$M
Controlled Entities:
Share Capital (1)	623	300
Retained profits and reserves	8	4
Life Insurance Statutory funds	1,158	2,176

Total Outside Equity Interests	1,789	2,480

(1)	ASB Perpetual Preference Shares — $505 million.
     On 10 December 2002, ASB Capital Limited, a New Zealand subsidiary, issued NZD200 million (AUD182 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.
     On 22 December 2004, ASB Capital No.2 Ltd, a New Zealand subsidiary, issued NZD350 million (AUD323 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.
     Gandel Listed Property Trusts — $111 million.
     In July 2002 Colonial First State Property Retail Pty Ltd was incorporated and in August 2002, the Colonial First State Property Retail Trust (“CFSPRT”) was established. Both of these entities are owned 60% by the CBA Group and 40% by outside equity interests. On 30 September 2002, unit holders of the Colonial First State Property Trust Group (“CFT”), the Commonwealth Property Office Fund (“CPA”) and the Gandel Retail Trust (“GAN”) approved a proposal which saw CPA acquire the industrial/office assets of CFT and GAN acquire the retail assets of CFT. GAN changed its name to the CFS Gandel Retail Trust and CFSPRT became the delegated manager of this trust along with the retail component of a wholesale property trust.

Notes to the financial statements
NOTE 31 Capital Adequacy
     Commonwealth Bank of Australia (“the Bank”) is subject to regulation by the Australian Prudential Regulation Authority (“APRA”) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord. These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with risk-weighted on and off balance sheet assets. Regulatory capital requirements are measured for the Bank (known as “Level 1”) and for the Bank and its banking subsidiaries (known as “Level 2”). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.
     Regulatory capital is divided into Tier One and Tier Two capital. Certain deductions are made from the sum of Tier One and Tier Two capital to arrive at the Capital Base. Tier One capital consists of shareholders’ equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier Two capital consists of the general provision for credit losses and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses is deducted from the sum of Tier One and Tier Two capital to arrive at the Capital Base.
     In accordance with APRA’s methodology, measuring risk requires one of a number of risk weights to be applied to each asset on the balance sheet and to off-balance sheet obligations. The risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are not consistent with the loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.
     The regulatory capital ratios of the Bank are shown on page 169. An analysis of the movement in the capital ratios is shown on page 170.
Dividends
     Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from retained earnings without APRA’s prior approval. Under APRA guidelines, the expected dividend must be deducted from Tier One capital.
Regulatory Capital Requirements for Other ADIs in the Group
     ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (“RBNZ”). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2005 ASB Bank Limited Group had a Tier One ratio of 9.7% and a Total Capital ratio of 10.3%.
Regulatory Capital Requirements for Life Insurance and Funds Management Business
     The Group’s life insurance businesses in Australia are regulated by APRA. The Life Insurance Act 1995 includes a framework for the calculation of the regulatory capital requirements for life insurance companies. There are two tiers to the regulatory capital requirements – ‘solvency’ and ‘capital adequacy’. The capital adequacy test is always equal to or greater than the solvency test. At 30 June 2005, for Australian life insurance companies, the estimated excess over capital adequacy within life insurance statutory funds amounted to $102 million in aggregate.
     The Group owns two life insurance companies in Australia: Commonwealth Insurance Holdings Limited (“CIHL”), and The Colonial Mutual Life Assurance Society Limited (“CMLA”).
     There are no regulatory capital requirements for life insurance companies in New Zealand, though the directors of any company must certify its solvency under the Companies Act 1993. The Group determines the minimum capital requirements for its New Zealand life insurance business according to the Prudential Reserving Guidance Note of the New Zealand Society of Actuaries.
     The life insurance business in Hong Kong is regulated by the Insurance Authority of Hong Kong. The minimum regulatory requirement comprises a solvency test as defined in local regulations and ordinances.
     Fund managers in Australia are subject to responsible entity regulation by the Australian Securities and Investment Commission (“ASIC”). The regulatory capital requirements vary for responsible entities depending on the type of Australian Financial Services or Authorised Representatives’ Licence held, but a requirement of up to $5 million of net tangible assets applies.
     APRA supervises approved trustees of superannuation funds and requires them to also maintain net tangible assets of at least $5 million. These requirements are not cumulative where an entity is both an approved trustee for superannuation purposes and a responsible entity.
     The total Group’s life and funds management companies held an estimated $580 million excess over regulatory capital requirements at 30 June 2005 in aggregate.
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
The Basel II Framework introduces a capital requirement for operational risk. As with credit risk, there are multiple approaches. The Bank is intending to implement the Advanced Measurement Approach (“AMA”).
     The current capital requirements for market risk are not expected to change significantly under the Basel II Framework. The Bank is on track to lodge its Accreditation application for Advanced IRB and AMA approaches with APRA by 30 September 2005. The implementation of Basel II in Australia is expected to take place on 1 January 2008.

Notes to the financial statements
NOTE 31 Capital Adequacy continued International Financial Reporting Standards
     The Bank will be required to report under the Australian equivalent of International Financial Reporting Standards (“AIFRS”) for the financial year commencing 1 July 2005. APRA has stated that it intends to amend its prudential regulations in response to the implementation of AIFRS and that these changes will take effect on 1 July 2006.
     Many of the AIFRS changes will have an affect upon the reporting of the Bank’s assets and equity. Currently, accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. In February 2005 APRA released a discussion paper on its proposed changes to fair value and other issues. However, APRA are yet to clarify the full extent of its proposed changes to regulatory capital requirements. As such, it is currently unclear what impact that these changes will have on the Bank’s capital adequacy position.
     Refer to Note 1 (qq) for further discussion of AIFRS.
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
Active Capital Management
     The Bank maintains a strong capital position. The Tier One capital ratio increased from 7.43% to 7.46% and the Total Capital ratio decreased from 10.25% to 9.75% during the year to 30 June 2005. The Bank’s credit ratings remained unchanged.
     During the year, the Bank’s risk-weighted assets grew from $169 billion to $190 billion.
     The changes in the regulatory capital ratios are attributed to the following movements and significant initiatives undertaken to actively manage the Bank’s capital:
Tier One capital
▪	Issue of NZ$350 million (AUD$323 million) of Perpetual Preference Shares in December 2004;
▪	Issue of $200 million of shares in March 2005 to satisfy the DRP in respect of the interim dividend for 2004/05; and
▪	In accordance with APRA guidelines, the estimated issue of $272 million of shares to satisfy the DRP in respect of the final dividend for 2004/05.
     Further details of these transactions are provided in Note 29.
▪	From 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier One capital. This change in regulatory requirements resulted in a $107 million decrease in Tier One capital.
Tier Two capital
▪	Issue of the equivalent of AUD$1,554 million Lower Tier Two capital;
▪	Call of the equivalent of AUD$1,866 million notes. However, as some of the notes had been amortised in accordance with APRA requirements, the impact was to reduce Tier Two capital in the year to 30 June 2005 by AUD$1,592 million; and
▪	Reduction in Tier Two note and bond issues of AUD$319 million resulting from changes in foreign exchange rates (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with APRA regulations).
Deductions from Total Capital
The following movements in deductions have occurred during the year:
▪	Dividends paid to the Bank from the life insurance and funds management businesses in excess of the dividend paid in respect of the after-tax profits of these businesses (refer to Note 34 to the financial statements).

Notes to the financial statements
NOTE 31 Capital Adequacy continued

		GROUP
	2005	2004
	Actual	Actual
Risk-Weighted Capital Ratios	%	%

Tier One	7.46	7.43
Tier Two	3.21	3.93
Less deductions	(0.92)	(1.11)

Total	9.75	10.25

Adjusted Common Equity (1)	4.91	4.75

		GROUP
	2005	2004
Regulatory Capital	$M	$M

Tier One capital
Shareholders’ equity	26,060	24,885
Eligible loan capital	304	338
Estimated reinvestment under Dividend Reinvestment Plan (2)	272	250
Foreign currency translation reserve related to non-consolidated subsidiaries	211	179
Deduct:
Asset revaluation reserve	(92)	(61)
Goodwill	(4,394)	(4,705)
Expected dividend	(1,434)	(1,315)
Intangible component of investment in non-consolidated subsidiaries (3)	(5,397)	(4,674)
Outside equity interest in entities controlled by non-consolidated subsidiaries	(111)	(114)
Outside equity interest in insurance statutory funds and other funds	(1,158)	(2,176)
Capitalised expenses(4)	(107)	—
Other	(13)	(19)

Total Tier One capital	14,141	12,588

Tier Two capital
Asset revaluation reserve	92	61
General provision for bad and doubtful debts (5)	1,389	1,390
FITB related to general provision	(414)	(398)
Upper Tier Two note and bond issues	237	267
Lower Tier Two note and bond issues (6) (7)	4,783	5,338

Total Tier Two capital	6,087	6,658

Total capital	20,228	19,246
Deduct:
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)(3)	(1,721)	(1,886)
Other deductions	(28)	(5)

Capital Base	18,479	17,355

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology.

(2)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(3)	Refer to Note 34 for a reconciliation of the components of the carrying value of the life insurance and funds management business to the value of investments in non-consolidated subsidiaries.

(4)	Effective 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier One capital.

(5)	Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

(6)	APRA requires these Lower Tier Two note and bond issues to be included as if they were un-hedged.

(7)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.

Notes to the financial statements
NOTE 31 Capital Adequacy continued

		GROUP
	2005	2004
Adjusted Common Equity(1)	$M	$M

Tier One capital	14,141	12,588
Deduct:
Eligible loan capital	(304)	(338)
Preference share capital	(687)	(687)
Other equity instruments	(1,573)	(1,573)
Outside equity interest (net of outside equity interest component deducted from Tier One capital)	(520)	(190)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)(2)	(1,721)	(1,886)
Other deductions	(28)	(5)
Other	—	139

Total Adjusted Common Equity	9,308	8,048

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology.

(2)	Refer to Note 34 for a reconciliation of the components of the carrying value of the life insurance and funds management business to the value of investments in non-consolidated subsidiaries.

					GROUP
		Face Value	Risk		Risk-Weighted
			Weights		Balance
	2005	2004		2005	2004
Risk-Weighted Assets	$M	$M	%	$M	$M

On Balance Sheet Assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	27,447	27,554	0%	—	—
Claims on OECD banks and local governments	14,754	15,020	20%	2,951	3,004
Advances secured by residential property (1)	143,746	125,026	50%	71,873	62,513
All other assets	92,510	83,256	100%	92,510	83,256

Total On Balance Sheet Assets — Credit Risk (2) (3)	278,457	250,856		167,334	148,773

						GROUP
	Face Value			Credit	Risk-Weighted
			Equivalent			Balance
	2005	2004	2005	2004	2005	2004
	$M	$M	$M	$M	$M	$M

Off-Balance Sheet Exposures
Direct credit substitutes	3,308	3,293	3,308	3,293	2,622	2,836
Trade and performance related items	1,280	1,069	584	483	540	453
Commitments	76,581	65,097	13,839	12,745	10,328	9,238
Foreign exchange, interest rate and other market related transactions	885,700	769,742	20,814	20,069	5,881	5,614

Total Off Balance Sheet Exposures — Credit Risk (4)	966,869	839,201	38,545	36,590	19,371	18,141

Total Risk-Weighted Assets — Credit Risk					186,705	166,914
Risk-Weighted Assets — Market Risk					2,854	2,407

Total Risk-Weighted Assets					189,559	169,321

(1)	For loans secured by residential property approved after 5 September 1994, a risk weight of 100% applied where the loan to valuation ratio is in excess of 80%. Effective from 28 August 1998, a risk weight of 50% applies to these loans if they are totally insured by an acceptable lender’s mortgage insurer. Loans that are risk-weighted at 100% are reported under ‘All other assets’.

(2)	The difference between Total On Balance Sheet Assets and the Group’s balance sheet reflects the alternative treatment of some assets and provisions as prescribed in APRA’s capital adequacy guidelines; principally goodwill, general provision for bad and doubtful debts, and investments in life insurance and fund management business.

(3)	Total On Balance Sheet Assets exclude debt and equity securities in the trading book and all on balance sheet positions in commodities, as they are included in the calculation of notional market risk-weighted assets.

(4)	Off Balance Sheet Exposures secured by residential property account for $6.2 billion of off balance sheet credit equivalent assets ($3.1 billion of off balance sheet risk-weighted assets).

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

								GROUP
						Maturity Period At 30 June 2005
			0 to 3	3 to 12	1 to 5	Over	Not
	At Call	Overdrafts	months	months	years	5 years	specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	916	—	4,799	—	—	—	—	5,715
Receivables due from other financial institutions	378	—	5,039	416	51	321	—	6,205
Trading securities (1)	—	—	14,628	—	—	—	—	14,628
Investment securities	—	—	1,390	1,256	5,003	2,623	—	10,272
Loans, advances and other receivables (2)	4,837	5,225	21,044	28,195	49,434	110,171	(1,390)	217,516
Bank acceptances of customers	—	—	16,387	399	—	—	—	16,786
Life assets(3)	181	—	4,181	483	3,516	3,170	16,306	27,837
Other monetary assets	1	—	15,505	20	1	17	115	15,659

Total monetary assets	6,313	5,225	82,973	30,769	58,005	116,302	15,031	314,618

Liabilities
Deposits and other public borrowings (3)	93,684	—	39,974	29,958	4,274	139	—	168,029
Payables due to other financial institutions	809	—	6,054	1,160	—	—	—	8,023
Bank acceptances	—	—	16,387	399	—	—	—	16,786
Life liabilities	—	—	—	—	—	—	24,694	24,694
Debt issues and loan capital	—	—	11,071	15,664	24,750	13,427	—	64,912
Other monetary liabilities	8	—	17,421	30	9	7	174	17,649

Total monetary liabilities	94,501	—	90,907	47,211	29,033	13,573	24,868	300,093

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within 3 months.

(2)	$116 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial ‘core’ deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to the Interest Rate Risk Sensitivity table in Note 39.

Notes to the financial statements
NOTE 32 Maturity Analysis of Monetary Assets and Liabilities continued

								GROUP
						Maturity Period At 30 June 2004
			0 to 3	3 to 12	1 to 5	Over	Not
	At Call	Overdrafts	months	Months	years	5 years	specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	888	—	5,565	—	—	—	—	6,453
Receivables due from other financial institutions	774	—	7,126	80	70	319	—	8,369
Trading securities (1)	—	—	14,896	—	—	—	—	14,896
Investment securities	—	—	1,952	1,646	5,145	2,704	—	11,447
Loans, advances and other receivables (2)	2,646	4,904	27,597	19,883	39,957	95,797	(1,393)	189,391
Bank acceptances of customers	—	—	8,643	6,376	—	—	—	15,019
Life assets(3)	51	—	2,948	554	3,924	3,466	17,999	28,942
Other monetary assets	390	—	17,963	5	—	—	174	18,532

Total Monetary Assets	4,749	4,904	86,690	28,544	49,096	102,286	16,780	293,049

Liabilities
Deposits and other public borrowings (3)	88,691	—	48,863	21,191	3,594	838	—	163,177
Payables due to other financial institutions	536	—	4,564	1,529	12	—	—	6,641
Bank acceptances	—	—	8,643	6,376	—	—	—	15,019
Life liabilities	—	—	—	—	—	—	24,638	24,638
Debt issues and loan capital	—	—	7,160	13,699	19,162	10,249	403	50,673
Other monetary liabilities	9	—	17,996	918	32	8	196	19,159

Total Monetary Liabilities	89,236	—	87,226	43,713	22,800	11,095	25,237	279,307

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within three months.

(2)	$102 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial ‘core’ deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 39.

Notes to the financial statements
NOTE 33 Financial Reporting by Segments

				GROUP
			Year Ended 30 June 2005
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	16,194	—	—	16,194
Premium and related revenue	—	—	1,132	1,132
Other income	3,519	3,269	1,186	7,974
Appraisal value uplift	—	301	477	778

Total Revenue	19,713	3,570	2,795	26,078

Interest expense	10,228	—	—	10,228

Segment result before tax, goodwill amortisation and appraisal value uplift	4,103	560	522	5,185
Income tax expense	(1,220)	(204)	(213)	(1,637)

Segment result after tax and before goodwill amortisation and appraisal value uplift	2,883	356	309	3,548
Outside equity interest	(3)	(7)	—	(10)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,880	349	309	3,538
Goodwill amortisation	(303)	(17)	(5)	(325)
Appraisal value uplift	—	301	477	778

Net profit attributable to Shareholders of the Bank	2,577	633	781	3,991

Non-Cash Expenses
Goodwill amortisation	303	17	5	325
Charge for bad and doubtful debts	322	—	—	322
Depreciation	135	8	13	156
Other	84	27	—	111

Financial Position
Total Assets	292,026	19,306	17,703	329,035
Acquisition of Property, Plant & Equipment,
Intangibles and other Non-Current Assets	303	8	39	350
Associate Investments	19	1	32	52
Total Liabilities	275,751	16,844	10,380	302,975

Notes to the financial statements
NOTE 33 Financial Reporting by Segments continued

				GROUP
			Year Ended 30 June 2004
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	13,287	—	—	13,287
Premium and related revenue	—	—	1,012	1,012
Other income	3,720	3,142	840	7,702
Appraisal value (reduction)/uplift	—	(95)	296	201

Total Revenue	17,007	3,047	2,148	22,202

Interest expense	7,877	—	—	7,877

Segment result before tax, goodwill amortisation and appraisal value uplift	3,091	504	371	3,966
Income tax expense	(914)	(228)	(120)	(1,262)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	2,177	276	251	2,704
Outside equity interest	(1)	(8)	—	(9)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,176	268	251	2,695
Goodwill amortisation	(302)	(17)	(5)	(324)
Appraisal value (reduction)/uplift	—	(95)	296	201

Net profit attributable to Shareholders of the Bank	1,874	156	542	2,572

Non-Cash Expenses
Goodwill amortisation	302	17	5	324
Charge for bad and doubtful debts	276	—	—	276
Depreciation	110	8	9	127
Which new Bank initiatives	427	—	—	427
Other	30	50	14	94

Financial Position
Total Assets	269,066 (1)	19,878	17,051 (1)	305,995
Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets	518	6	9	533
Associate Investments	194	1	44	239
Total Liabilities	254,284	17,439	9,387	281,110

(1)	Restated to reflect a restructure and subsequent realignment in business segments.

Notes to the financial statements
NOTE 33 Financial Reporting by Segments continued

				GROUP
			Year Ended 30 June 2003
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	11,528	—	—	11,528
Premium and related revenue	—	—	1,131	1,131
Other income	2,733	1,157	620	4,510

Total Revenue	14,261	1,157	1,751	17,169

Interest expense	6,502	—	—	6,502

Segment result before tax, goodwill amortisation and appraisal value uplift	3,165	217	161	3,543
Income tax expense	(931)	5	(32)	(958)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	2,234	222	129	2,585
Outside equity interest	—	(6)	—	(6)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,234	216	129	2,579
Goodwill amortisation	(300)	(18)	(4)	(322)
Appraisal value uplift/(reduction)	—	(291)	46	(245)

Net profit attributable to Shareholders of the Bank	1,934	(93)	171	2,012

Non-Cash Expenses
Goodwill amortisation	300	18	4	322
Charge for bad and doubtful debts	305	—	—	305
Depreciation	109	8	11	128
Appraisal value reduction/(uplift)	—	291	(46)	245
Other	112	1	—	113

Financial Position
Total Assets	229,289	19,622	16,199	265,110
Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets	98	16	6	120
Associate Investments	214	12	61	287
Total Liabilities	216,939	17,044	8,975	242,958

Notes to the financial statements
NOTE 33 Financial Reporting by Segments continued

	2005		2004		2003
Secondary Segment	$M	%	$M	%	$M	%

Geographical Segments
Revenue
Australia	20,790	79.7	17,911	80.7	14,008	81.6
New Zealand	3,507	13.5	2,728	12.3	2,025	11.8
Other Countries(1)	1,781	6.8	1,563	7.0	1,136	6.6

	26,078	100.0	22,202	100.0	17,169	100.0

Net profit attributable to shareholders of the Bank
Australia	3,223	80.7	2,091	81.3	1,659	82.4
New Zealand	509	12.8	309	12.0	265	13.2
Other Countries(1)	259	6.5	172	6.7	88	4.4

	3,991	100.0	2,572	100.0	2,012	100.0

Assets
Australia	271,596	82.5	252,652	82.6	221,248	83.5
New Zealand	41,650	12.7	35,059	11.4	27,567	10.4
Other Countries(1)	15,789	4.8	18,284	6.0	16,295	6.1

	329,035	100.0	305,995	100.0	265,110	100.0

Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets
Australia	303	86.6	495	92.9	98	81.7
New Zealand	37	10.6	29	5.4	6	5.0
Other Countries(1)	10	2.8	9	1.7	16	13.3

	350	100.0	533	100.0	120	100.0

(1)	Other Countries are:

United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Malta, Fiji, Indonesia, China and Vietnam.
The geographical segments represent the location in which the transaction was booked.

Notes to the financial statements
NOTE 34 Life Insurance Business
     The following information, in accordance with AASB 1038: Life Insurance Business, is provided to disclose the statutory life insurance business transactions contained in the Group financial statements and the underlying methods and assumptions used in their calculation. Also refer to Notes 1(ii) and 21. The insurance segment result is prepared on a business segment basis, refer to Note 33.

		GROUP
	2005	2004
Summarised Statement of Financial Performance	$M	$M

Premium and related revenue	1,500	1,362
Outward reinsurance premiums expense	(231)	(194)
Claims expense	(422)	(501)
Reinsurance recoveries	122	139
Investment revenue (excluding investments in subsidiaries)
Equity securities	1,635	1,582
Debt securities	795	558
Property	353	238
Other	411	399
Life insurance policy liabilities expense	(2,686)	(1,972)

Margin on services operating income	1,477	1,611
Change in excess of net market values over net assets of life insurance controlled entities	778	201

Life Insurance operating income	2,255	1,812
Administration expense	(787)	(790	)(1)

Operating profit before income tax	1,468	1,022
Income tax attributable to operating profit	(314)	(300)

Operating profit after income tax	1,154	722

Outside equity interest in operating profit after income tax	(5)	(8)

Net profit after income tax	1,149	714

Sources of life insurance operating profit

The Margin on Services operating profit after income tax is represented by:

Emergence of planned profit margins	206	186
Difference between actual and planned experience	(2)	6
Movement in excess of net market value over net assets of controlled entities	778	201
Reversal of previously recognised losses or loss recognition on groups of related products	—	10
Investment earnings on assets in excess of policyholder liabilities	167	311

Operating profit after income tax	1,149	714

Life insurance premiums received and receivable	3,112	3,688
Life insurance claims paid and payable	4,632	4,356

(1)	In 2004 volume expenses were netted against margin on services operating income. For 2005 these expenses have been shown gross and the comparatives restated for consistency.

Notes to the financial statements
NOTE 34 Life Insurance Business continued
Carrying Values of Life Insurance and Funds Management Business
     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors’ valuations based on appraisal values using a range of economic and business assumptions determined by management which were reviewed by independent actuaries Trowbridge Deloitte.

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement since 30 June 2004	$M	$M	$M	$M	$M

Profits	349	176	71	50	646
Net capital movements (2)	(121)	195	(79)	1	(4)
Dividends paid	(213)	(485)	—	(4)	(702)
Acquisitions (3)	(30)	—	—	—	(30)
Foreign exchange movements	—	—	2	(60)	(58)

Change in Shareholders net tangible assets	(15)	(114)	(6)	(13)	(148)
Acquired excess(3)	30	—	—	—	30
Net appraisal value uplift/(reduction)	301	333	146	(2)	778

Increase/(Decrease) to 30 June 2005	316	219	140	(15)	660

Shareholders’ Net Tangible Assets

30 June 2004 balance	515	1,131	415	600	2,661
Profits	349	176	71	50	646
Net capital movements (2)	(121)	195	(79)	1	(4)
Dividends paid	(213)	(485)	—	(4)	(702)
Acquisitions (3)	(30)	—	—	—	(30)
Foreign exchange movements	—	—	2	(60)	(58)

30 June 2005 balance	500	1,017	409	587	2,513

Value In Force Business

30 June 2004 balance	1,850	295	286	—	2,431
Uplift	9	238	73	—	320

30 June 2005 balance	1,859	533	359	—	2,751

Value Future New Business

30 June 2004 balance	2,774	235	277	24	3,310
Acquisitions (3)	30	—	—	—	30
Uplift/(reduction)	292	95	73	(2)	458

30 June 2005 balance	3,096	330	350	22	3,798

(1)	The Asian life businesses are not held in the market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years, subject to impairment. Subject to regulatory approval, the disposal of the Hong Kong life insurance operations will occur subsequent to 30 June 2005. Refer to Note 1 (pp) to the Financial Statements for further information.

(2)	Includes capital injections, transfers and movements in intergroup loans.

(3)	Represents the purchase of Symmetry Limited. The goodwill on acquisition is reclassified as acquired excess, representing the difference between appraisal value and net assets at the time of acquisition.

Notes to the financial statements
NOTE 34 Life Insurance Business continued

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 30 June 2005	$M	$M	$M	$M	$M

Shareholders’ net tangible assets	500	1,017	409	587	2,513
Value in force business	1,859	533	359	—	2,751

Embedded value	2,359	1,550	768	587	5,264
Value future new business	3,096	330	350	22	3,798

Carrying Value	5,455	1,880	1,118	609	9,062

(1)	The Asian life businesses are not held in the market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years, subject to impairment. Subject to regulatory approval, the disposal of the Hong Kong life insurance operations will occur subsequent to 30 June 2005. Refer to Note 1 (pp) to the Financial Statements for further information.
Change in Valuations
     The valuations adopted have resulted in a total positive change in value of $660 million since 30 June 2004. The main components comprised:
▪	An appraisal value uplift of $778 million, reflecting growth in Funds under Administration and improved fund flows, while persistency levels and claims ratios improved across each of the insurance businesses. The uplift also includes the negative impact of continued uncertainty of investment markets and industry funds flows;
▪	Decrease due to dividends in excess of profits of $56 million; and
▪	A $62 million decrease in net tangible assets due to net capital and foreign exchange movements.
     The following table reconciles the carrying values of the life insurance and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in Note 31.
Reconciliation of the Components of the Carrying Value to the Value of Investments in Non-Consolidated Subsidiaries

	2005	2004
	$M	$M

Intangible component of investment in non-consolidated subsidiaries deducted from Tier One capital comprises:

Value future new business	3,798	3,310
Value of self-generated in force business	1,599	1,279
Other (1)	—	85

	5,397	4,674

Investment in non-consolidated subsidiaries deducted from Total Capital comprises:
Shareholders’ net tangible assets in life and funds management businesses	2,513	2,661
Capital in other non-consolidated subsidiaries	348	351
Value of acquired in force business	1,152	1,152
Less non-recourse debt	(2,292)	(2,278)

	1,721	1,886

(1)	Relates to revised APRT Prudential Standards effective 1 July 2003.
Key Assumptions Used in Appraisal Values
     The following key assumptions have been used in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

	New	Risk	Value of
	Business	Discount	Franking
	Multiplier	Rate	Credits
As at 30 June 2005		%	%

Life insurance entities

Australia	8	10.1	70
New Zealand	9	9.8	—
Asia
- Hong Kong(1)	n/a	n/a	—
- Other	various	various	—

Funds management entities
Australia	n/a	11.7	70

(1)	Refer Note 1 (pp) for comments relating to the sale of the Hong Kong life insurance entities.

Notes to the financial statements
NOTE 34 Life Insurance Business continued

	New	Risk	Value of
	Business	Discount	Franking
	Multiplier	Rate	Credits
As at 30 June 2004		%	%

Life insurance entities
Australia	8	10.9	70
New Zealand	9	10.3	—
Asia	8	12	—
- Hong Kong	8	12	—
- Other	various	various	—
Funds management entities
Australia	n/a	12.5	70
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
     The assumptions for future new business are set after considering current levels of new business and the expected growth in business. A review of current experience has resulted in an increase in the future sales volume assumption for Australian funds management and life insurance businesses.
Policy Liabilities
     Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details were set out in the various statutory returns of these life insurance businesses.

	2005	2004
Components of Policy Liabilities	$M	$M

Future policy benefits (1)	27,790	27,779
Future bonuses	1,385	1,346
Future expenses	1,829	1,762
Future profit margins	1,795	1,472
Future charges for acquisition expenses	(540)	(527)
Balance of future premiums	(7,660)	(7,266)
Provisions for bonuses not allocated to participating policyholders	95	72

Total Policy Liabilities	24,694	24,638

(1) Including bonuses credited to policyholders in prior years.
Taxation
     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.
Actuarial Methods and Assumptions
     Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 – Valuation Standard (‘AS1.03’) issued by the Life Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/expected claim payments
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments
Group
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Accumulation	Not applicable
Income stream risk	Projection	Expected claim payments

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
     Bonuses were amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).
Actuarial Assumptions
     Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions were also used in the determination of appraisal values.
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

Discount Rates
	June 2005	June 2004
Class of Business	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	5.52 – 6.26	6.11 – 6.86
Traditional – superannuation business (after tax)	6.74 – 7.67	7.46 – 8.40
Annuity business (after tax)	4.37 – 6.49	6.17 – 6.98
Term insurance – ordinary business (after tax)	3.58 – 4.36	3.45 – 4.15
Term insurance – superannuation business (after tax)	3.58 – 3.85	3.45 – 4.15
Disability business (before tax)	5.11 – 5.70	5.93
Investment linked – ordinary business (after tax)	4.98 – 6.10	5.61 – 6.04
Investment linked – superannuation business (after tax)	6.50 – 6.71	7.37 – 7.42
Investment linked – exempt (after tax)	7.38 – 7.61	8.41 – 8.80
Investment account – ordinary business (after tax)	3.74	4.32
Investment account – superannuation business (after tax)	4.55	5.25
Investment account – exempt (after tax)	5.31	6.13
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
Investment Management Expenses
     Investment management expense assumptions now vary by asset classes and are based on the recently negotiated investment fees as set out in Fund Management Agreements. There has been no significant change to overall investment fees.
Inflation
     The inflation assumption is consistent with the investment earning assumptions.
Benefit Indexation
     The indexation rates were based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.
Taxation
     The taxation basis and rates assumed vary by territory and product type.
Voluntary Discontinuance
     Discontinuance rates were based on recent company and industry experience and vary by territory, product, age and duration inforce. The experience has been broadly in line with assumptions. There have been no significant changes to these assumptions.
Surrender Values
     Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.
Unit Price Growth
     Unit prices are assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.
Mortality and Morbidity
     Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each territory e.g. IA95-97 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate. Mortality and morbidity assumptions have been reduced on some products.

Notes to the financial statements
NOTE 34 Life Insurance Business continued
Solvency
Australian Life Insurers
     Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 — ‘Solvency Standard’ (‘AS2.03’) prescribes a minimum capital requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.
Overseas life insurers
     Overseas life insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules.
     Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.
Managed Assets and Fiduciary Activities
     Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities were independent of the life insurance funds and other activities of the Bank.
Disaggregated Information
     Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, that are distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers prepared in accordance with AASB 1038 (and which will be lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various insurance statutory funds and their shareholder funds.

Notes to the financial statements
NOTE 35 Remuneration of Auditors

			GROUP		BANK
	2005		2004	2005	2004
	$’000		$’000	$’000	$’000

Amounts paid or due and payable for audit services to:
Ernst & Young	7,921		6,969	4,084	2,664
Other Auditors	114		134	—	—

	8,035		7,103	4,084	2,664
Amounts paid or due and payable for non-audit services to Ernst & Young:
Audit related services	2,077		1,858	1,664	1,022
Taxation services	16		222	8	136
All other services
Corporate finance services	—		203	—	203
Staff assistance services	—		13	—	13
Other services	327		569	11	284

	2,420	(1)	2,865	1,683	1,658

Total Remuneration of Auditors	10,455		9,968	5,767	4,322

4.	(1) An additional amount of $3,305,000 was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements. These relate predominately to audits, reviews, attestations and assurances for managed investment schemes and superannuation funds.
5.
6.
     The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and the level of fees are compatible with maintaining auditors’ independence.
     Audit related fees principally include audit of the Group’s US Forms 20-F and 6k, services in relation to regulatory requirements and other services that only the external auditor can provide, as well as investigations and reviews of internal control systems and financial or regulatory information.
     Taxation fees include income tax and GST compliance and related advice, and tax technology and related training.
     All other fees principally include transaction support services related to potential and actual acquisition and disposition transactions and advice regarding implementation of revised compliance and regulatory requirements.
NOTE 36 Commitments for Capital Expenditure Not Provided for in the Accounts

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Not later than one year	13	44	13	42
Later than one year but not later than two years	—	2	—	—

Total Commitments for Capital Expenditure Not Provided for in the Accounts	13	46	13	42

NOTE 37 Lease Commitments — Property, Plant and Equipment

		GROUP		BANK
	2005	2004	2005	2004
	$M	$M	$M	$M

Commitments in respect of non cancellable operating lease agreements due:
Not later than one year	297	295	263	241
Later than one year but not later than five years	635	646	540	522
Later than five years	214	207	165	150

Total Lease Commitments — Property, Plant and Equipment	1,146	1,148	968	913

Group’s share of lease commitments of associated entities:
Not later than one year	—	12
Later than one year but not later than five years	—	16

Total Lease Commitments — Property, Plant and Equipment	—	28

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
Details of contingent liabilities and off balance sheet business (excluding Derivatives — Note 39) are:

				GROUP
		Face Value	Credit Equivalent
	2005	2004	2005	2004
	$M	$M	$M	$M

Credit risk related instruments
Guarantees	2,438	2,230	2,438	2,230
Standby letters of credit	321	362	321	362
Bill endorsements	276	308	276	308
Documentary letters of credit	185	171	37	34
Performance related contingents	1,095	898	547	449
Commitments to provide credit	76,162	64,651	13,421	12,329
Other commitments	8,279	7,158	942	1,156

Total credit risk related instruments	88,756	75,778	17,982	16,868

     Guarantees represent unconditional undertakings by the Bank (or Group entity) to support the obligations of its customers to third parties.
     Standby letters of credit are undertakings by the Bank (or Group entity) to pay, against production of documents, an obligation in the event of a default by a customer.
     Bill endorsements relate to bills of exchange that have been endorsed by the Bank (or Group entity) and represent liabilities in the event of default by the acceptor and the drawer of the bill.
     Documentary letters of credit represent an undertaking to pay or accept drafts drawn by an overseas supplier of goods against production of documents in the event of payment default by a customer.
     Performance related contingents involve undertakings by the Bank (or Group entity) to pay third parties if a customer fails to fulfil a contractual non-monetary obligation.
     Commitments to provide credit include all obligations on the part of the Bank (or Group entity) to provide credit facilities.
     Other commitments include the Bank’s (or Group entity) obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities.
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
     Contingent Assets
     The credit risk related contingent liabilities of $88,756 million (2004: $75,778 million) detailed above also represent contingent assets of the Group. Such commitments to provide credit may in the normal course convert to loans and other assets of the Group.
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
     The Group and its associated entities conduct investment management and other fiduciary activities as responsible entity, trustee, or manager for numerous investment funds and trusts, including superannuation and approved deposit funds, wholesale and retail trusts. The amounts of funds concerned that are not reported in the Group’s balance sheet are as follows:

	2005	2004
	$M	$M

Funds under administration
Australia	77,208	67,393
United Kingdom	11,914	10,721
New Zealand	8,579	7,614
Asia	2,404	1,203

	100,105	86,931

     Certain entities within the Group act as responsible entity or trustee of virtually all managed schemes (“schemes”), wholesale and retail trusts (“trusts”) managed by the Group in Australia, United Kingdom and New Zealand. The above funds under administration do not include on balance sheet investments and policyholder liabilities held in the statutory funds of the life insurance business (refer to Note 16) where an entity within the Group may act as a trustee. Liabilities are incurred by these entities in their capacity as responsible entity or trustee. Rights of indemnity are held against the schemes and trusts whose assets exceeded their liabilities at 30 June 2005. Where entities within the Group act as manager of unit trusts, obligations exist under the relevant Trust Deeds, whereby upon request from a unit holder, the manager has an obligation to repurchase units from the trust or to arrange for the relevant trustee to redeem units from the assets of those trusts. It is considered unlikely that these entities will need to repurchase units from their own funds.
     The Commonwealth Bank of Australia does not guarantee the performance or obligations of its subsidiaries.
Long Term Contracts
     In 1997, the Bank entered into a ten year contract with EDS (Australia) Pty Ltd, relating to the provision of information technology services.
     In 2000, the Bank entered into a five year agreement with TCNZ Australia Pty Ltd for the provision of telecommunications services. During 2004/05 the majority of the services under this agreement were extended to August 2008.
Failure to Settle Risk
     In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing System (“Clearing 1”), the Bulk Electronic Clearing System (“Clearing 2”), the Consumer Electronic Clearing System (“Clearing 3”) and the High Value Clearing System (“Clearing Stream 4”, only if operating in ‘bypass mode’) of the Australian Payments Clearing Association Limited, the Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities. This credit risk exposure is unquantifiable in advance.
Service Agreements
     The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and Specified Executives of the Company and its controlled entities at 30 June 2005 was $7 million (2004: $8 million).

Notes to the financial statements
NOTE 39 Market Risk
     The Bank in its daily operations is exposed to a number of market risks. Market risk relates to the risk that market rates and prices will change and that this will have an adverse affect on the profitability and/or net worth of the Bank, e.g. an adverse interest rate movement. Market risk also includes operational risks of market access for funding and liquidity.
     Under the authority of the Board of Directors, the Risk Committee of the Board ensures the risk tolerance of the Group is consistent with the business strategy and that all the market risk exposure is managed within their mandated tolerance. Regular market risk reports are tabled before the Risk Committee of the Board.
     Within the Group, market risk is greatest in the management of the balance sheets of the banking and insurance businesses. Market risk also arises in the course of its intermediation activities in financial services and in financial markets trading.
Market Risk in Balance Sheet Management
     The Risk Committee of the Board approves the Bank’s balance sheet market risk policies and limits. Implementation of the policy is through the Asset and Liability Committee, which is chaired by the Chief Executive Officer, and with operational management delegated to the Group Executives of the associated business units.
     For bank balance sheets, market risk includes liquidity risk, funding risk, interest rate risk and foreign exchange risk. On life and general insurance balance sheets, market risk is part of the principal means by which long term liabilities are managed. In this sense and in contrast to banking, market risk is structural for these businesses.
Liquidity risk
     Balance sheet liquidity risk is the risk of being unable to meet financial obligations as they fall due. The Group manages liquidity requirements by currency and by geographical location of all its operations. Liquidity policy and management strategies are in place to manage liquidity in a day-to-day sense, and also under crisis scenarios.
     APRA Prudential Standards require each bank to develop a liquidity management strategy that is appropriate for itself, based on its size and nature of operations. The objectives of the Group’s liquidity policies are to:
▪	Ensure all financial obligations are met when due;
▪	Provide adequate protection, even under crisis scenarios, at lowest cost; and
▪	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.
Funding risk
     Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The funding policy augments the liquidity policy with its aim to assure the Group has a stable diversified funding base without over-reliance on any one market sector.
     Domestically, the Group continues to obtain the majority of its AUD funding from a stable retail deposit base, which has a lower interest cost than wholesale funds. The relative size of the Group’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. Funding diversification is particularly important in offshore markets where the absence of any ‘natural’ offshore funding base means the Group is principally reliant on money market and capital market sources for funding. The Group has imposed internal prudential constraints on the relative mix of offshore sources of funds.
     The following table outlines the range of financial instruments used by the Group to raise deposits and borrowings, both within Australia and overseas. Funds are raised from well-diversified sources and there are no material concentrations in these categories.

		GROUP
	2005	2004
Market Risk	$M	$M

Australia
Cheque accounts	27,455	24,699
Savings accounts	31,947	31,067
Term deposits	41,582	38,530
Cash management accounts	21,831	20,756
Debt issues	40,240	27,688
Bank acceptances	16,786	15,019
Certificates of deposit	16,041	20,516
Life insurance policy liabilities	20,636	20,834
Loan capital	6,291	6,539
Securities sold under agreements to repurchase and short sales	2,258	3,585
Other	2,708	2,383

Total Australia	227,775	211,616

Overseas
Deposits and interbank	32,230	28,282
Commercial paper	12,266	8,776
Life Insurance policy liabilities	4,058	3,804
Other debt issues	6,115	7,578
Loan capital	—	92

Total Overseas	54,669	48,532

Total Funding Sources	282,444	260,148

Provisions and other liabilities	20,531	20,962

Total Liabilities	302,975	281,110

Notes to the financial statements
NOTE 39 Market Risk continued
Interest rate risk (Banking)
     Interest rate risk in the Banking balance sheet arises from the potential for a change in interest rates to have an adverse affect on the net interest earnings, in the current reporting period and in future years. Interest rate risk arises from the structure and characteristics of the Bank’s assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The objective is to manage the interest rate risk to achieve stable and sustainable net interest earnings in the long term.
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

(expressed as a percentage of	2005	2004
expected next 12 months' earnings)%		%

Average monthly exposure	1.1	0.9
High month exposure	1.5	1.3
Low month exposure	0.5	0.5
(b)	Economic value
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

	2005	2004
	$M	$M

Exposure as at 30 June	7	19
Average monthly exposure	24	40
High month exposure	78	92
Low month exposure	5	19

Notes to the financial statements
NOTE 39 Market Risk continued
     The following table represents the Bank’s contractual interest rate sensitivity for repricing mismatches as at 30 June 2005 and corresponding weighted average effective interest rates. The net mismatch represents the net value of assets, liabilities and off balance sheet instruments that may be repriced in the time periods shown. All assets and liabilities are shown according to contractual repricing dates. Options are shown in the mismatch report using the delta equivalents of the option face values.
Interest Rate Risk Sensitivity

Repricing Period at 30 June 2005
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	4,464	3,181	—	—	—	—	—	1,283	4.95
Receivables due from other financial institutions	3,691	2,946	559	86	—	—	—	100	3.61
Trading securities	11,023	11,012	—	—	—	—	—	11	4.77
Investment securities	4,571	1,152	121	289	147	2,240	620	2	6.01
Loans, advances and other receivables	180,641	113,110	11,792	8,633	13,169	33,107	2,097	(1,267)	7.25
Bank acceptances of customers	16,786	—	—	—	—	—	—	—	—
Life insurance investment assets	23,124	3,145	896	77	364	2,505	2,156	13,981	4.67
Property, plant and equipment	1,190	—	—	—	—	—	—	1,190	—
Intangible assets	3,987	—	—	—	—	—	—	3,987	—
Other assets	22,421	—	—	—	—	—	—	22,421	—

Total Assets	271,898	134,546	13,368	9,085	13,680	37,852	4,873	58,494	5.65

Liabilities
Deposits and other public borrowings	141,114	93,701	21,222	12,435	4,479	3,288	136	5,853	4.27
Payables due to other financial institutions	2,708	2,086	544	56	9	13	—	—	3.45
Bank acceptances	16,786	—	—	—	—	—	—	16,786	—
Provision for dividend	14	—	—	—	—	—	—	14	—
Income tax liability	1,465	—	—	—	—	—	—	1,465	—
Other provisions	840	—	—	—	—	—	—	840	—
Life insurance policy liabilities	20,636	—	—	—	—	—	—	20,636 (1)	—
Debt issues	40,240	6,751	18,299	2,385	1,458	10,847	500	—	5.80
Bills payable and other liabilities	17,311	—	—	—	—	—	—	17,311	—
Loan capital	6,291	608	2,202	146	—	1,939	1,396	—	7.13

Total Liabilities	247,405	103,146	42,267	15,022	5,946	16,087	2,032	62,905	3.60

Shareholders’ Equity
Share capital	18,846	—	—	—	—	—	—	18,846
Outside equity interests	1,270	—	—	—	—	—	—	1,270

Total Shareholders’ Equity	20,116	—	—	—	—	—	—	20,116

Off Balance Sheet Items
Swaps	(2)	3,296	(17,956)	4,543	3,322	6,726	69	—	(3)
Options	(2)	—	84	(15)	—	(69)	—	—	(3)
Futures	(2)	—	3,420	3,196	(3,890)	(2,208)	(518)	—	(3)

Net Mismatch	(2)	34,696	(43,351)	1,787	7,166	26,214	2,392	(24,527)	(3)
Cumulative Mismatch	(2)	34,696	(8,655)	(6,868)	298	26,512	28,904	4,377	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.

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
Interest Rate Risk Sensitivity

Repricing Period at 30 June 2004
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	5,740	4,802	—	—	4	—	—	934	3.27
Receivables due from other financial institutions	4,914	3,657	1,076	78	2	—	—	101	2.88
Trading securities	11,310	11,310	—	—	—	—	—	—	3.53
Investment securities	3,822	81	180	792	17	1,966	782	4	6.09
Loans, advances and other receivables	158,915	96,547	10,283	8,776	14,148	28,444	1,989	(1,272)	6.89
Bank acceptances of customers	15,019	—	—	—	—	—	—	15,019	—
Insurance investment assets	24,673	761	2,090	203	247	2,934	2,514	15,924	4.62
Deposits with regulatory authorities	—	—	—	—	—	—	—	—	—
Property, plant and equipment	1,053	—	—	—	—	—	—	1,053	—
Intangible assets	4,270	—	—	—	—	—	—	4,270	—
Other assets	23,236	—	—	—	—	—	—	23,236	—

Total Assets	252,952	117,158	13,629	9,849	14,418	33,344	5,285	59,269	5.16

Liabilities
Deposits and other public borrowings	139,153	90,121	20,032	14,160	3,418	3,133	826	7,463	3.89
Payables due to other financial institutions	2,383	2,147	58	153	4	20	—	1	1.19
Bank acceptances	15,019	—	—	—	—	—	—	15,019	—
Provision for dividend	14	—	—	—	—	—	—	14	—
Income tax liability	757	—	—	—	—	—	—	757	—
Other provisions	954	—	—	—	—	—	—	954	—
Insurance policy liabilities	20,834	—	—	—	—	—	—	20,834 (1)	—
Debt issues	27,688	1,428	2,258	1,834	2,022	14,370	5,776	—	5.27
Bills payable and other liabilities	15,802	—	—	—	—	—	—	15,802	—
Loan capital	6,539	331	221	613	999	1,825	2,550	—	4.57

Total Liabilities	229,143	94,027	22,569	16,760	6,443	19,348	9,152	60,844	3.14

Shareholders’ Equity
Share capital	21,079	—	—	—	—	—	—	21,079
Outside equity interests	2,288	—	—	—	—	—	—	2,288

Total Shareholders’ Equity	23,367	—	—	—	—	—	—	23,367

Off Balance Sheet Items
Swaps	(2)	(10,161)	(12,663)	8,173	954	8,150	5,547	—	(3)
Options	(2)	(426)	—	176	—	75	175	—	(3)
FRAs	(2)	—	—	—	—	—	—	—	(3)
Futures	(2)	—	5,171	(10,311)	6,264	(902)	(222)		(3)

Net Mismatch	(2)	12,544	(16,432)	(8,873)	15,193	21,319	1,633	(24,942)	(3)
Cumulative Mismatch	(2)	12,544	(3,888)	(12,761)	2,432	23,751	25,384	442	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.

Notes to the financial statements
NOTE 39 Market Risk continued

Repricing Period at 30 June 2005
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	1,251	1,094	82	—	1	—	—	74	2.77
Receivables due from other financial institutions	2,514	1,017	1,143	351	—	—	—	3	3.60
Trading securities	3,605	291	2,335	152	97	492	233	5	5.81
Investment securities	5,701	500	3,406	573	151	713	357	1	4.37
Loans, advances and other receivables	36,875	11,633	3,633	3,027	6,449	12,158	98	(123)	7.49
Life insurance investment assets	4,713	1,005	64	9	25	433	831	2,346	2.32
Deposits with regulatory authorities	45	—	—	—	—	—	—	45	—
Property, plant and equipment	154	—	—	—	—	—	—	154	—
Intangible assets	407	—	—	—	—	—	—	407	—
Other assets	1,872	—	—	—	—	—	—	1,872	—

Total Assets	57,137	15,540	10,663	4,112	6,723	13,796	1,519	4,784	6.04

Liabilities
Deposits and other public borrowings	26,915	16,866	4,995	3,220	1,102	542	186	4	5.44
Payables due to other financial institutions	5,315	3,538	670	870	237	—	—	—	4.23
Income tax liability	85	—	—	—	—	—	—	85	—
Other provisions	41	—	—	—	—	—	—	41	—
Life insurance policy liabilities	4,058	—	—	—	—	—	—	4,058 (1)	—
Debt issues	18,381	3,378	4,059	9,389	387	1,122	46	—	2.28
Bills payable and other liabilities	774	—	—	—	—	—	—	774	—

Total Liabilities	55,569	23,782	9,724	13,479	1,726	1,664	232	4,962	3.80

Shareholders’ Equity
Share capital	5,425	—	—	—	—	—	—	5,425
Outside equity interests	519	—	—	—	—	—	—	519

Total Shareholders’ Equity	5,944	—	—	—	—	—	—	5,944

Off Balance Sheet Items
Swaps	(2)	3,942	9,056	(1,039)	(3,254)	(8,832)	87	39	(3)
FRAs	(2)	(459)	463	(551)	547	—	—	—	(3)
Futures	(2)	—	1,167	(592)	(575)	—	—	—	(3)

Net Mismatch	(2)	(4,759)	11,625	(11,549)	1,715	3,300	1,374	(6,083)	(3)
Cumulative Mismatch	(2)	(4,759)	6,866	(4,683)	(2,968)	332	1,706	(4,377)	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.
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

Notes to the financial statements
NOTE 39 Market Risk continued

Repricing Period at 30 June 2004
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	5,740	4,802	—	—	4	—	—	934	3.27
Receivables due from other financial institutions	4,914	3,657	1,076	78	2	—	—	101	2.88
Trading securities	11,310	11,310	—	—	—	—	—	—	3.53
Investment securities	3,822	81	180	792	17	1,966	782	4	6.09
Loans, advances and other receivables	158,915	96,547	10,283	8,776	14,148	28,444	1,989	(1,272)	6.89
Bank acceptances of customers	15,019	—	—	—	—	—	—	15,019	—
Life insurance investment assets	24,673	761	2,090	203	247	2,934	2,514	15,924	4.62
Property, plant and equipment	1,053	—	—	—	—	—	—	1,053	—
Goodwill	4,270	—	—	—	—	—	—	4,270	—
Other assets	23,236	—	—	—	—	—	—	23,236	—

Total Assets	252,952	117,158	13,629	9,849	14,418	33,344	5,285	59,269	5.16

Liabilities
Deposits and other public borrowings	139,153	90,121	20,032	14,160	3,418	3,133	826	7,463	3.89
Payables due to other financial institutions	2,383	2,147	58	153	4	20	—	1	1.19
Bank acceptances	15,019	—	—	—	—	—	—	15,019	—
Provision for dividend	14	—	—	—	—	—	—	14	—
Income tax liability	757	—	—	—	—	—	—	757	—
Other provisions	954	—	—	—	—	—	—	954	—
Life insurance policy liabilities	20,834	—	—	—	—	—	—	20,834 (1)	—
Debt issues	27,688	1,428	2,258	1,834	2,022	14,370	5,776	—	5.27
Bills payable and other liabilities	15,802	—	—	—	—	—	—	15,802	—
Loan capital	6,539	331	221	613	999	1,825	2,550	—	4.57

Total Liabilities	229,143	94,027	22,569	16,760	6,443	19,348	9,152	60,844	3.14

Shareholders’ Equity
Share capital	21,079	—	—	—	—	—	—	21,079
Outside equity interests	2,288	—	—	—	—	—	—	2,288

Total Shareholders’ Equity	23,367	—	—	—	—	—	—	23,367

Off Balance Sheet Items
Swaps	(2)	(10,161)	(12,663)	8,173	954	8,150	5,547	—	(3)
Options	(2)	(426)	—	176	—	75	175	—	(3)
Futures	(2)	—	5,171	(10,311)	6,264	(902)	(222)	—	(3)

Net Mismatch	(2)	12,544	(16,432)	(8,873)	15,193	21,319	1,633	(24,942)	(3)
Cumulative Mismatch	(2)	12,544	(3,888)	(12,761)	2,432	23,751	25,384	442	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.

Notes to the financial statements
NOTE 39 Market Risk continued

Repricing Period at 30 June 2004
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	713	493	116	—	30	—	—	74	2.23
Receivables due from other financial institutions	3,455	2,005	1,423	15	—	—	—	12	3.20
Trading securities	3,586	2,021	1,237	221	60	25	22	—	4.29
Investment securities	7,625	827	2,193	622	374	1,843	1,766	—	4.00
Loans, advances and other receivables	30,476	10,868	2,671	2,616	4,233	9,509	700	(121)	6.87
Life insurance investment assets	4,269	67	54	32	71	990	955	2,100	2.11
Deposits with regulatory authorities	38	—	—	—	—	—	—	38	—
Property, plant and equipment	151	—	—	—	—	—	—	151	—
Goodwill	435	—	—	—	—	—	—	435	—
Other assets	2,295	—	—	—	—	—	—	2,295	—

Total Assets	53,043	16,281	7,694	3,506	4,768	12,367	3,443	4,984	5.22

Liabilities
Deposits and other public borrowings	24,024	14,697	4,636	2,605	1,095	515	14	462	4.22
Payables due to other financial institutions	4,258	2,844	928	485	1	—	—	—	2.80
Income tax liability	54	—	—	—	—	—	—	54	—
Other provisions	43	—	—	—	—	—	—	43	—
Life insurance policy liabilities	3,804	—	—	—	—	—	—	3,804 (1)	—
Debt issues	16,354	2,919	2,411	8,504	328	1,664	481	47	1.72
Bills payable and other liabilities	3,338	—	—	—	—	—	—	3,338	—
Loan capital	92	—	—	92	—	—	—	—	8.22

Total Liabilities	51,967	20,460	7,975	11,686	1,424	2,179	495	7,748	2.74

Shareholders’ Equity
Share capital	1,326	—	—	—	—	—	—	1,326
Outside equity interests	192	—	—	—	—	—	—	192

Total Shareholders’ Equity	1,518	—	—	—	—	—	—	1,518

Off Balance Sheet Items
Options	(2)	3,273	5,205	(186)	(2,073)	(6,381)	115	47	(3)
Swaps	(2)	—	—	(61)	61	—	—	—	(3)
FRAs	(2)	(820)	(137)	547	410	—	—	—	(3)
Futures	(2)	—	218	(185)	526	(559)	—	—	(3)

Net Mismatch	(2)	(1,726)	5,005	(8,065)	2,268	3,248	3,063	(4,235)	(3)
Cumulative Mismatch	(2)	(1,726)	3,279	(4,786)	(2,518)	730	3,793	(442)	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No balance sheet amount applicable.

(3)	No rate applicable.

Notes to the financial statements
NOTE 39 Market Risk continued

	Exchange Rate		Interest Rate
	Related Contracts		Related Contracts		Total
	2005	2004	2005	2004	2005	2004
As at 30 June	$M	$M	$M	$M	$M	$M

Within 6 months	(8)	99	(51)	(34)	(59)	65
Within 6 months - 1 year	(7)	4	17	(13)	10	(9)
Within 1 - 2 years	29	(21)	(20)	16	9	(5)
Within 2 - 5 years	34	59	(208)	(190)	(174)	(131)
After 5 years	65	7	(87)	(698)	(22)	(691)

Net deferred gain/(loss)	113	148	(349)	(919)	(236)	(771)

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
     Additionally, there is $42 million of net deferred losses on derivatives (2004: $31 million net deferred gains) used to hedge equity risk on investments disclosed within Note 11.
Market Risk in the provision of Financial Services
     Market risk in the life insurance business arises from mismatches between asset returns and guaranteed liability returns on some policy changes (which may not be capable of being hedged through matching assets), adverse movements in market prices affecting fee income on investment-linked policies and from returns obtained from investing the shareholders capital held in each life company. As at 30 June 2005, shareholders’ funds in the life insurance business are invested 75% in income assets (cash and fixed interest) and 25% in growth assets (shares and property) with the asset mix varying from company to company. Policyholder funds are invested to meet policyholders’ reasonable expectations without putting the shareholder at undue risk.
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
Market Risk in Financial Markets Trading
     The Group trades and distributes financial markets products and provides risk management services to clients on a global basis.
     The objectives of the Group’s financial markets activities are to:
▪	Provide risk management products and services to customers;
▪	Efficiently assist in managing the Group’s own market risks; and
▪	Conduct profitable trading within a controlled framework, leveraging off the Bank’s market presence and expertise.
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
     Income is earned from spreads achieved through market making and from taking outright market risk. All trading positions are valued daily and taken to profit and loss on a mark to market basis. Trading profits also take account of interest, dividends and funding costs relating to trading activities. Market liquidity risk is controlled by focusing trading activity in highly liquid markets.
     Note 2 to the financial statements details Financial Markets Trading Income contribution to the income of the Group. In addition, this contribution provides important diversification benefits to the Group.
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

Notes to the financial statements
NOTE 39 Market Risk continued

			GROUP
	Face Value		Credit Equivalent
	2005	2004	2005	2004
	$M	$M	$M	$M

Derivatives
Exchange rate related contracts
Forwards
Trading	164,491	151,595	3,542	3,083
Other than trading	31,776	30,983	786	1,504

Total Forwards	196,267	182,578	4,328	4,587

Swaps
Trading (1)	85,978	61,688	7,439	5,242
Other than trading	46,969	38,671	2,165	2,855

Total Swaps	132,947	100,359	9,604	8,097

Futures
Trading	25	1	—	—
Other than trading	—	—	—	—

Total Futures	25	1	—	—

Options purchased and sold
Trading	21,523	64,930	304	856
Other than trading	141	126	5	2

Total Options Purchased and Sold	21,664	65,056	309	858

Total Exchange Rate Related Contracts	350,903	347,994	14,241	13,542

Interest rate related contracts
Forwards
Trading	25,312	28,311	6	13
Other than trading	120	500	2	11

Total Forwards	25,432	28,811	8	24

Swaps
Trading (1)	273,456	139,297	3,185	2,276
Other than trading	146,799	201,510	2,843	3,033

Total Swaps	420,255	340,807	6,028	5,309

Futures
Trading	44,362	38,525	—	67
Other than trading	14,558	17,251	249	—

Total Futures	58,920	55,776	249	67

Options purchased and sold
Trading	26,659	15,100	185	110
Other than trading	4,098	4,683	43	15

Total Options Purchased and Sold	30,757	19,783	228	125

Total Interest Rate Related Contracts	535,364	445,177	6,513	5,525

Credit risk related contracts
Swaps
Trading	3,002	2,870	250	348
Other than trading	3,972	3,490	290	393

Total Swaps	6,974	6,360	540	741

Total Credit Risk Related Contracts	6,974	6,360	540	741

Equity risk related contracts
Swaps
Other than trading	276	340	44	33
Futures
Other than trading	115	—	115	—
Options purchased and sold
Trading	395	313	27	33
Other than trading	29	25	3	1

Total Options Purchased and Sold	424	338	30	34

Total Equity Risk Related Contracts	815	678	189	67

Total Derivatives Exposures	894,056	800,209	21,483	19,875

(1)	Derivative book restructured to meet AIFRS hedging guidelines.
7.
     The Bank has also entered swaps to hedge property values and income related to investment property risk. Each of these has a face value of $252 million and a total credit equivalent of $5 million (2004: each has a face value of $252 million and a credit equivalent of $1 million.)

Notes to the financial statements
NOTE 39 Market Risk continued
     The fair or market value of trading derivative contracts, disaggregated into gross unrealised gains and gross unrealised losses, are shown below. In line with the Group’s accounting policy, these unrealised gains and losses are recognised immediately in profit and loss, and together with net realised gains on trading derivatives and realised and unrealised gains and losses on trading securities are reported within trading income under foreign exchange earnings, trading securities or other financial instruments (refer to Note 2). In aggregate, derivatives trading was profitable for the Group during the year.

	Fair Value		Average Fair Value
	2005	2004	2005	2004
	$M	$M	$M	$M

Exchange rate related contracts
Forward contracts:
Gross unrealised gains	1,532	2,417	2,147	2,673
Gross unrealised losses	(1,686)	(2,742)	(2,306)	(2,975)

	(154)	(325)	(159)	(302)

Swaps:
Gross unrealised gains	6,602	5,718	6,409	5,370
Gross unrealised losses	(6,177)	(4,335)	(5,382)	(4,145)

	425	1,383	1,027	1,225

Futures:
Gross unrealised gains	1	—	1	1
Gross unrealised losses	—	(3)	(1)	(3)

	1	(3)	—	(2)

Options purchased and sold:
Gross unrealised gains	146	482	262	822
Gross unrealised losses	(191)	(634)	(351)	(1,167)
	(45)	(152)	(89)	(345)

Net Unrealised Gains on Exchange Rate Related Contracts	228	903	779	576

Interest rate related contracts
Forward contracts:
Gross unrealised gains	2	4	6	6
Gross unrealised losses	(2)	(4)	(5)	(5)

	—	—	1	1

Swaps:
Gross unrealised gains	3,727	4,084	3,538	4,833
Gross unrealised losses	(3,761)	(4,362)	(3,792)	(5,209)

	(34)	(278)	(254)	(376)

Futures:
Gross unrealised gains	10	24	14	41
Gross unrealised losses	(28)	(25)	(15)	(50)

	(18)	(1)	(1)	(9)

Options purchased and sold:
Gross unrealised gains	108	66	74	155
Gross unrealised losses	(50)	(57)	(48)	(123)

	58	9	26	32

Net Unrealised Losses on Interest Rate Related Contracts	6	(270)	(228)	(352)

Credit related trading derivative contracts
Swaps:
Gross unrealised gains	4	17	7	16
Gross unrealised losses	(8)	(11)	(12)	(13)

Net Unrealised Gains on Credit Related Contracts	(4)	6	(5)	3

Equity related contracts
Options purchased and sold:
Gross unrealised gains	13	15	13	12
Gross unrealised losses	(13)	(15)	(13)	(12)

Net Unrealised Gains on Equity Related Contracts	—	—	—	—

Net Unrealised Gains on Trading Derivative Contracts	230	639	546	227

Notes to the financial statements
NOTE 39 Market Risk continued
     In accordance with the accounting policy set out in Note 1(ff) the above trading derivative contract revaluations have been presented on a gross basis on the balance sheet.

	Fair Value
	2005	2004
	$M	$M

8.
Unrealised gains on trading derivatives (Note 21)	12,144	12,827
Unrealised losses on trading derivatives (Note 27)	11,914	12,188

Net unrealised gains on trading derivatives	230	639

Note 40 Superannuation Commitments
     The Group sponsors a range of superannuation plans for its employees world wide. Details of major defined benefit plans with assets in excess of $10 million are:

Date of Last
Actuarial Review of
Name of Plan	Type	Form of Benefit	the Fund

Officers’ Superannuation Fund (“OSF”)	Defined Benefits and Accumulation	Indexed pensions and lump sums	30 June 2003

Commonwealth Bank of Australia (UK) Staff Benefits Scheme (“CBA(UK)SBS”)	Defined Benefits and Accumulation	Indexed pensions and lump sums	1 August 2003

Financial Details of Defined Benefits Plans

		CBA
		(UK)(2)
	OSF(1)	SBS	Total
	$M	$M	$M

Net Market Value of Assets(3)	5,761	311	6,072

Present Value of Accrued Benefits(4)	4,073	384	4,457

Difference between Net Market of Assets And Present Value of Accrued Benefits	1,688	(73)	1,615

Difference as a percentage of plan assets	29%	23%	27%

Value of Vested Benefits(4)	4,073	284	4,357

(1)	The values for the OSF are the fund actuary’s estimates as at 31 March 2005 (which are unaudited).

(2)	The values for the CBA(UK)SBS are the fund actuary’s estimates as at 31 March 2005 (which are unaudited).

(3)	These values have been extracted from the latest available fund financial statements (which are unaudited).

(4)	The Present Value of Accrued Benefits and Value of Vested Benefits for the OSF have been calculated in accordance with the Australian Accounting Standards AAS 25 Financial Reporting for Superannuation Plans. For CBA(UK)SBS, the Present Value of Accrued Benefits and Value of Vested Benefits have been calculated in accordance with relevant UK actuarial standards and practices.
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
     An actuarial assessment of the OSF as at 30 June 2003 was completed during the year ended 30 June 2004. In line with the actuarial advice contained in the assessment, the Bank does not intend to make contributions to the OSF until after consideration of the next actuarial assessment of the OSF as at 30 June 2006.
     An actuarial assessment of the CBA(UK)SBS at 1 August 2003 revealed a deficit of GBP30 million (AUD72 million at 30 June 2005 exchange rate). Following from this assessment, the Bank agreed to contribute the recommended contributions to finance future accruals of defined benefits (dollar contributions estimated at AUD5 million per annum at 30 June 2005 exchange rate) and to make additional contributions of GBP3 million per annum (AUD7 million per annum at 30 June 2005 exchange rate) payable over 15 years to finance the fund deficit. An actuarial assessment of the CBA(UK)SBS at 1 July 2005 is currently in progress.

Notes to the financial statements
NOTE 41 Controlled Entities

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

AUSTRALIA
(a) Banking
Commonwealth Bank of Australia		Australia
Controlled Entities:
Commonwealth Development Bank of Australia Limited		Australia
CBA Investments Limited		Australia
CBA Specialised Financing Limited		Australia
Share Investments Pty Limited		Australia
CBA Investments (No.2) Pty Limited		Australia
CBA International Finance Pty Limited		Australia
CBCL Australia Limited		Australia
CBFC Limited		Australia
Collateral Leasing Pty Limited		Australia
Commonwealth Securities Limited		Australia
Homepath Pty Limited		Australia
Chullora Equity Investments (No.2) Pty Limited		Australia
Chullora Equity Investments (No.3) Pty Limited		Australia
Commonwealth Investments Pty Limited		Australia
Commonwealth Property Limited		Australia
Infravest (No.1) Limited		Australia
Retail Investor Pty Limited		Australia
Sparad (No.24) Pty Limited		Australia
Colonial Employee Share Plan Limited		Australia
Colonial Finance Limited		Australia
Colonial Financial Services Pty Limited		Australia
CST Securitisation Management Limited		Australia
Emerald Holding Company Limited		Australia
TD Waterhouse Holdings (Aust) Pty Limited		Australia
Preferred Capital Limited		Australia
Newport Limited		Australia
Padang Pty Ltd		Australia
M Land Pty Ltd		Australia
PERLS II Trust		Australia
GT Funding No.1 Pty Ltd		Australia
GT Operating No.1 Pty Ltd		Australia
Watermark Limited		Australia
Emerald Limited		Australia
Loft No.1 Pty Ltd		Australia
Loft No.2 Pty Ltd		Australia
Fringe Pty Ltd		Australia
Reliance Achiever Pty Ltd		Australia
Reliance Achiever Partnership		Australia
Lily Pty Ltd		Australia
Pavillion Limited		Australia
Leaseway Transportation Pty Limited		Australia
Medallion 2003-2G		Australia
Broadcasting Infrastructure Asset Partnership		Australia
Greenwood Lending Pty Ltd		Australia

Notes to the financial statements
NOTE 41 Controlled Entities

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

(b) Insurance and Funds Management
Commonwealth Insurance Limited		Australia
Commonwealth Custodial Services Limited		Australia
Commonwealth Insurance Holdings Limited		Australia
Commonwealth Life Limited		Australia
CLL Investments Limited		Australia
CIF (Hazelwood) Pty Limited		Australia
Commonwealth Investment Services Limited Group
Commonwealth Investment Services Limited		Australia
Commonwealth Managed Investments Limited		Australia
CISL (Hazelwood) Pty Limited		Australia
Commonwealth Funds Management Limited Group
Commonwealth Funds Management Limited		Australia
CFM (ADF) Limited		Australia
CFML Nominees Pty Limited		Australia
CMG Asia Pty Limited		Australia
CMG First State Investment Managers (Asia) Limited		Australia
Colonial AFS Services Pty Limited		Australia
Colonial Financial Corporation Limited		Australia
Colonial First State Group Limited		Australia
Colonial First State Investments Limited		Australia
Avanteos Pty Limited		Australia
Colonial First State Property Limited		Australia
Colonial First State Property Retail Pty Limited	60	Australia
Colonial First State Property Retail Trust	60	Australia
Colonial First Statutory Funds Management Limited		Australia
CFS Managed Property Limited		Australia
Colonial Holding Company Pty Limited		Australia
Colonial Holding Company (No.2) Pty Limited		Australia
Colonial Financial Management Limited		Australia
Colonial International Holdings Pty Limited		Australia
Colonial Investments Holding Pty Limited		Australia
Colonial Investment Services Limited		Australia
Colonial LGA Holdings Limited		Australia
The Colonial Mutual Life Assurance Society Limited		Australia
Colonial Portfolio Services Limited		Australia
Colonial Services Pty Limited		Australia
Jacques Martin Pty Limited		Australia
PIF Managed Property Pty Limited		Australia
Colonial Protection Insurance Pty Ltd		Australia

NEW ZEALAND
(a) Banking
ASB Group Limited		New Zealand
ASB Holdings Limited		New Zealand
ASB Bank Limited		New Zealand
ASB Finance Limited		New Zealand
ASB Management Services Limited		New Zealand
ASB Properties Limited		New Zealand
ASB Superannuation Nominees Limited		New Zealand
CBA Funding (NZ) Limited		New Zealand
ASB Capital No.2		New Zealand

(b) Insurance and Funds Management
ASB Group Limited		New Zealand
ASB Life Limited		New Zealand
Sovereign Limited		New Zealand
Colonial First State Investment Managers (NZ) Limited		New Zealand
Colonial First State Investments (NZ) Limited		New Zealand
ASB Group (Life) Limited		New Zealand
Kiwi Income Properties Limited		New Zealand
Kiwi Property Management Limited		New Zealand
Sovereign Life NZ Limited		New Zealand
Sovereign Services Corporation New Zealand Limited		New Zealand

Notes to the financial statements
NOTE 41 Controlled Entities continued

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

OTHER OVERSEAS
(a) Banking
CBA Asia Limited		Singapore
CBA (Europe) Finance Limited		United Kingdom
CBA (Delaware) Finance Incorporated		USA
CTB Australia Limited		Hong Kong
Senator House Investments (UK) Limited(1)		United Kingdom
Commonwealth Securities (Japan) Pty Limited		Japan
National Bank of Fiji Limited	51	Fiji
PT Bank Commonwealth		Indonesia
CBA Capital Holdings Inc		USA
CBA Capital Trust 1		USA
CBA Funding Trust 1		USA
Seahorse Investments UK Ltd		United Kingdom
CommInternational Limited		Malta
CommFinance Limited		Malta
Pontoon		United Kingdom
Quay (Funding) PLC		United Kingdom
Burdekin Investments		Cayman Islands

(b) Insurance and Funds Management
CMG Asia Life Holdings Limited		Bermuda
CMG Asia Limited		Bermuda
CMG Asia Pensions and Retirements Limited		Hong Kong
CMG First State Investments (Hong Kong) Limited		Hong Kong
CMG First State Singapore Limited		Singapore
Colonial Fiji Life Limited		Fiji
Colonial First State International Assets Limited		United Kingdom
Colonial First State Investments (Fiji) Limited		Fiji
Colonial First State Investment Managers (UK) Limited		United Kingdom
Colonial Healthcare (Fiji) Limited		Fiji
Colonial Services (Fiji) Limited		Fiji
Colonial First State UK Holdings Limited		United Kingdom
Stewart Ivory Holdings Limited		United Kingdom
Waterloo & Victoria Limited		Cayman Islands
First State (HK) LLC		United States
FS Invest Hldgs (Singapore) Ltd		Singapore
Non-operating and minor operating controlled entities and investment vehicles holding policyholder assets are excluded from the above list.
(1)	Wholly owned subsidiary of Newport Limited

Notes to the financial statements
NOTE 42 Investments in Associated Entities and Joint Ventures

			Extent of
	GROUP		Ownership
	2005	2004	Interest		Balance
	$M	$M	%	Principal Activities	Date

EDS (Australia) Pty Limited (1)	—	193	35	Information Technology	31 December
				Services
PT Astra CMG Life	10	12	50	Life insurance - Indonesia	31 December
Allday Enterprises Ltd	1	1	30	Financial Services	31 December
China Life CMG Life Assurance Company Limited (2)	10	20	49	Life insurance - China	31 December
Bao Minh CMG Life Insurance Company	12	12	50	Life insurance - Vietnam	31 December
CMG CH China Funds Management Limited	1	1	50	Investment Management	31 March
BAC Airports Pty Ltd	18	—	33	Airport Services	30 June

Total	52	239

(1)	Investment sold in May 2005.

(2)	Equity accounted loss of $10 million principally relates to a write-off of capitalised start up costs.
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

		GROUP
	2005	2004
	$M	$M

Share of associates’ profits/(losses) after notional goodwill amortisation
Operating profits/(losses) before income tax	7	(44)
Income tax benefit	(2)	12

Operating profits/(losses) after income tax	5	(32)

Carrying amount of investments in associated entities
Opening balance	239	287
New investments	20	—
Disposals/transfers	(203)	—
Writedown value of investments	(10)	(16)
Share of associates’ profits/(losses)	5	(32)

Closing Balance	52	239

NOTE 43 Standby Arrangements and Unused Credit Facilities
(of controlled entities that are borrowing corporations)

				GROUP
	Available	Unused	Available	Unused
	2005	2005	2004	2004
	$M	$M	$M	$M

Financing arrangements accessible
Bank overdraft	70	51	70	58

Notes to the financial statements
NOTE 44 Director and Executive Disclosures
     Details of the Directors’ and Specified Executives’ remuneration, interests in long-term incentive plans, shares, options and loans are included in the Remuneration Report of the Directors’ Report.
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
     Amounts due to controlled entities are disclosed in the statement of financial position of the Bank.
     Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2.
     All transactions between Group entities are eliminated on consolidation.
Other Related Entities
     An amount of $492 million (2004: $548 million) was incurred by the Group in transactions and services provided by other related entities.

Notes to the financial statements
NOTE 46 Statements of Cash Flow
     For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

			GROUP		BANK
	2005	2004	2003	2005	2004
	$M	$M	$M	$M	$M

Note (a) Reconciliation of Cash

Notes, coins and cash at bankers	1,559	1,548	1,492	1,318	1,421
Other short term liquid assets	682	440	641	415	233
Receivables due from other financial institutions — at call	2,893	4,124	2,528	2,737	3,230
Payables due to other financial institutions — at call	(4,199)	(3,266)	(3,233)	(4,156)	(3,245)

Cash and Cash Equivalents at end of year	935	2,846	1,428	314	1,639

Note (b) Cash Flows Presented on a Net Basis
     Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:
▪	Customer deposits to and withdrawals from deposit;
▪	Accounts, borrowings and repayments on loans, advances and other receivables;
▪	Sales and purchases of trading securities; and
▪	Proceeds from and repayment of short term debt issues.

			GROUP		BANK
Note (c) Reconciliation of Operating Profit After	2005	2004	2003	2005	2004
Income Tax to Net Cash Provided by Operating Activities	$M	$M	$M	$M	$M

Net profit after income tax	4,001	2,581	2,018	2,921	1,647
Decrease/(increase) in interest receivable	11	(186)	(78)	(256)	(8)
Increase/(decrease) in interest payable	30	334	62	86	298
Net decrease /(increase) in trading securities	318	(4,324)	(2,484)	505	(4,672)
Net (gain)/loss on sale of investment securities	(8)	(2)	9	(4)	(2)
(Gain)/loss on sale of property, plant and equipment	(4)	11	(22)	(4)	10
Net loss/(gain) on sale of controlled entities and associates	13	(43)	—	35	453
Charge for bad and doubtful debts	322	276	305	292	263
Depreciation and amortisation	475	450	450	281	271
(Decrease)/increase in other provisions	(116)	185	(15)	(110)	143
Increase/(decrease) in income taxes payable	406	(36)	(234)	406	(7)
(Decrease)/increase in deferred income taxes payable	332	(29)	(166)	232	323
(Increase)/decrease in future income tax benefits	(86)	(39)	100	(337)	(532)
(Increase)/decrease in accrued fees/reimbursements receivable	(41)	(107)	(94)	94	(334)
(Decrease)/increase in accrued fees and other items payable	104	412	6	31	262
Amortisation of premium on investment securities	(4)	12	6	(4)	11
Unrealised loss/(gain) on revaluation of trading securities	408	(260)	(269)	454	(264)
Change in excess of net market value over net assets of life insurance controlled entities	(778)	(201)	245	—	—
Change in policy liabilities	56	777	(2,056)	—	—
Revaluation of life insurance assets	(665)	(1,430)	164	—	—
Gain on sale of life insurance assets	(592)	(456)	(154)	—	—
Other	187	(296)	82	25	(12)

Net Cash provided by/(used in) Operating Activities	4,369	(2,371)	(2,125)	4,647	(2,150)

Notes to the financial statements
NOTE 46 Statements of Cash Flows continued
Note (d) Non Cash Financing and Investing Activities
     Shares issued under the Dividend Reinvestment Plan for 2005 were $446 million (2004: $389 million).
Note (e) Acquisition of Controlled Entities

	2005	2004	2003
	$M	$M	$M

Consideration
Cash paid on acquisitions	44	—	71
Pre-acquisition dividend received	—	—	2

	44		73

Fair value of net tangible assets acquired
Cash & liquid assets	4	—	29
Other assets	4	—	29
Other provisions	(2)	—	(8)
Bills payable and other liabilities	(6)	—	(33)

	—	—	17
Excess market value over net assets of life insurance subsidiary	30	—	26
Goodwill	14	—	30

	44	—	73

Outflow/(inflows) of cash on acquisitions
Cash payments	44	—	71
Less cash and cash equivalents acquired	(4)	—	(29)

	40	—	42

Note (f) Disposal of Controlled Entities

	2005	2004	2003
	$M	$M	$M

Disposal proceeds
Cash receipt on disposal	—	63	33

	—	63	33

Fair value of net tangible assets disposed
Net book value of assets disposed	—	20	65
Profit/(loss) on sale	—	43	(32)

	—	63	33

Inflow of cash from disposal
Cash proceeds	—	63	33

	—	63	33

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

		2005		2004
	Carrying	Net Fair	Carrying	Net Fair
	Value	Value	Value	Value
	$M	$M	$M	$M

Assets
Cash and liquid assets	5,715	5,715	6,453	6,453
Receivables due from other financial institutions	6,205	6,205	8,369	8,369
Trading securities	14,628	14,628	14,896	14,896
Investment securities	10,272	10,433	11,447	11,490
Loans, advances and other receivables	217,516	218,037	189,391	188,954
Bank acceptances of customers	16,786	16,786	15,019	15,019
Life insurance investment assets	27,837	27,837	28,942	28,942
Deposit accounts with regulatory authorities	45	45	38	38
Other assets	23,452	23,470	24,721	24,721

Liabilities
Deposits and other public borrowings	168,029	168,565	163,177	163,645
Payables due to other financial institutions	8,023	8,023	6,641	6,641
Bank acceptances	16,786	16,786	15,019	15,019
Life insurance policy liabilities	24,694	24,694	24,638	24,638
Debt issues	58,621	57,655	44,042	43,651
Bills payable and other liabilities	18,086	18,083	19,140	19,148
Loan capital	6,291	6,113	6,631	6,740
Asset and liability hedges — unrealised gains/(losses)	—	(277)	—	(740)
(Refer to Note 39)
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
All other financial assets
     Included in this category are fees receivable, unrealised income, investments in associates of $52 million (2004: $239 million), and excess of net market value over net assets of life insurance controlled entities of $6,549 million (2004: $5,741 million), where the carrying amount is considered to be a reasonable estimate of net fair value.
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
Asset and liability hedges
     Net fair value of asset and liability hedges is based on quoted market prices, broker or dealer price quotations, discounted cashflow models or option pricing models as appropriate.
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

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles
     The consolidated financial statements of the Group are prepared in accordance with Australian GAAP refer Note 1), which differ in some respects from Generally Accepted Accounting Principles in the US GAAP.
     The following are significant adjustments between net profit, shareholders’ equity and consolidated balance sheets disclosed in these financial statements and which would be reported in accordance with US GAAP.

			2005	2004	2003
Consolidated Statements of Profit and Loss	Footnote		$M	$M	$M

Net profit reported under Australian GAAP	(c	)	3,991	2,572	2,012
Pension expense adjustment *	(i	)	(62)	(24)	(6)
Life insurance market valuation of controlled entities	(k	)	(778)	(201)	245
Reversal of goodwill amortisation	(l	)	325	324	322
Amortisation of identifiable intangible assets *	(bb	)	(17)	(17)	(13)
Movement in value of business acquired *	(m	)	(102)	(161)	(202)
Movement in policyholder liabilities	(r	)	(17)	174	42
Movement in deferred tax relating to policyholder liabilities	(a	)	(28)	(36)	(12)
Reversal of unrealised gains and depreciation on life insurance property investments *	(o	)	(30)	35	(20)
Movement in deferred acquisition costs *	(s	)	(36)	(31)	(29)
Marked to market of derivative instruments (under SFAS 133) *	(w	)	263	(736)	636
Reversal/(utilisation) of redundancy provision*	(d	)	(50)	102	—
Deconsolidation of variable interest entities	(z	)	(76)	(55)	—
Reversal of realised/unrealised gain on treasury shares held by Life Insurance Statutory funds	(t	)	(39)	(45)**	17 **
Movement in Loan Impairment Provision *	(u	)	230	—	—
Reversal of software write-off and software amortisation*	(aa	)	(10)	97	—

Net income according to US GAAP			3,564	2,043	3,000

Other Comprehensive Income
Foreign currency translation reserve *	(q), (z	)	(45)	19 **	(92)
Pension plan *	(q	)	3	(44)	68

Unrealised holding gains on available for sale securities *	(f	)	25	(57)	59
Reclassification adjustment for gains included in net income	(f	)	—	—	(1)
Marked to market of derivative instruments (under SFAS 133) *	(w	)	(1)	—	—

	(q	)	24	(57)	58

Total other comprehensive income (loss)			(18)	(82)	34

Total comprehensive income according to US GAAP			3,546	1,961	3,034

Basic earnings per share on net income according to US GAAP (cents)			269	158	236
Fully diluted earnings per share on net income according to US GAAP (cents)			269	158	236

Shareholders’ Equity
Shareholders’ equity reported under Australian GAAP, excluding outside equity interests			24,271	22,405	20,024
Tax effect of foreign currency translation reserve	(a	)	104	62	60
Unrealised net gain on available for sale securities *	(f	)	77	52	109
Prepaid pension cost	(i	)	844	930	970
Tax effect of prepaid pension cost	(i	)	(246)	(270)	(282)
Life insurance market valuation of controlled entities	(k	)	(3,282)	(2,504)	(2,303)
Amortisation of identifiable intangible assets	(l	)	(72)	(55)	(38)
Goodwill amortisation to 30 June 2002	(l	)	(78)	(78)	(78)
Reversal of goodwill amortisation	(l	)	971	646	322
Movement in value of business acquired *	(m	)	(747)	(645)	(484)
Movement in deferred acquisition costs *	(s	)	(298)	(262)	(231)
Equity issued for Colonial acquisition	(bb)		(1,026)	(1,026)	(1,026)
Reversal of unrealised gain and accumulated depreciation on life insurance property investments *	(o	)	(91)	(61)	(96)
Movement in policyholder liabilities	(r	)	353	370	196
Movement in deferred tax relating to policyholder liabilities	(r	)	(104)	(76)	(40)
Marked to market of derivative instruments (under SFAS 133) *	(w	)	(286)	(549)	187
Movement in Loan Impairment Provisioning *	(u	)	230	—	—
Reversal of redundancy provision	(d	)	52	102	—
Deconsolidation of variable interest entities	(z	)	(1,460)	(1,537)**	—
Reversal of software write-off and software amortisation	(aa)		87	97	—
Reversal of asset revaluation reserve	(n	)	(92)	(61)	—
Reclassification of Treasury shares	(t	)	(316)	(291)**	(264)**

Shareholders’ equity according to US GAAP			18,891	17,249	17,026

Outside Equity Interests (OEI)
OEI disclosed within shareholders’ equity under AGAAP			1,158	2,176	1,824

OEI disclosed within liabilities under US GAAP			1,158	2,176	1,824

*	Reconciliation items which are net of tax. The effective tax rate is 30%.

**	These adjustments include prior period restatements. Refer to relevant paragraph for further information.

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued

			2005	2004	2003
Consolidated Balance Sheets	Footnote		$M	$M	$M

Total assets reported under Australian GAAP			329,035	305,995	265,110
Deferred tax assets related to differences in life insurance policyholder liabilities	(a	)	56	84	115
Unrealised net gain(loss) on available for sale securities	(f	)	110	74	155
Prepaid pension cost	(i	)	1,088	1,173	1,213
Excess of net market value over net assets of life insurance controlled entities	(k	)	(6,519)	(5,741)	(5,540)
Goodwill, net of amortisation	(l	)	1,457	1,132	808
Value of business acquired, net of amortisation	(m	)	1,645	1,764	2,005
Life insurance policy deferred acquisition costs, net of amortisation	(s	)	863	803	750
Other identifiable intangible assets recognised, net of amortisation	(l	)	88	105	122
Unrealised gain and accumulated depreciation on life insurance property investments	(o	)	(91)	(61)	(96)
Marked to market of derivative instruments (under SFAS 133)	(w	)	(926)	(2,501)	(481)
Reclassification between reinsurance receivable and policyholder liabilities			17	1	(19)
Consolidation of variable interest entity	(z	)	566	531	245
Adjustment to loan impairment provision	(u	)	354	—	—
Adjustment to treasury shares	(t	)	(338)	(300)*	(272)*
Reversal of asset revaluation reserve	(n	)	(92)	(61)	—
Reversal of software write-off and software amortisation	(aa)		124	139	—

Total assets according to US GAAP			327,438	303,137	264,387

*	These adjustments include prior period restatements. Refer to relevant paragraph for further information.
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
     The differences between the effect of applying the provisions of SFAS 109 and the accounting policy adopted in the Australian Financial Statements are as follows:
▪	Under Australian GAAP the criterion for recognition of timing differences is assurance beyond any reasonable doubt and for tax losses ‘virtual certainty’. The recognition criterion under US GAAP is that the tax benefit is probable.
▪	Australian GAAP requires that an announcement of the Government’s intention to change the rate of company income tax in advance of periods in which the change will occur is adequate evidence for the deferred tax balances to be restated. This treatment is not permitted under SFAS 109: Accounting for Income Taxes which requires that the deferred tax liabilities and assets be adjusted in the Financial Year in which a change in the tax rate is enacted.
Policyholder Liabilities
     From 1 July 2000, the basis for taxation of income on most life insurance products changed from ‘Income minus Expenditure’ to ‘Profit’ (which includes movements in policyholder liabilities). As tax deductible policyholder liabilities under Australian tax legislation are lower than US GAAP policyholder liabilities, a deferred tax asset to recognise this timing difference is created. Financial Year 2005 $56 million (2004 $84 million; 2003 $115 million).
Foreign Currency Translation Reserve
     For US GAAP purposes, the tax effect of the foreign currency translation reserve is booked as a deferred tax asset. For Financial Year 2005, this represented a $99 million increase to shareholders’ equity (2004:$62 million; 2003: $60 million).
Investment Securities
     Income from tax exempt securities does not exceed $500,000.
     Tax related to unrealised gains/losses on investment securities sales is $35 million (2004: $22 million; 2003: $47 million).
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

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued
(c) Employee Share Compensation
     In August 2002 the Bank announced that shares are purchased to cover the Employee Share Acquisition Plan (ESAP) and the full cost is included as an expense against profits for Australian GAAP reporting. Under US GAAP, an accrual for the probable grant of shares under ESAP is required. There is $27 million accrued in Financial Year 2005 under Australian GAAP per Note 29.
     In the current year, for the Equity Reward Plan (ERP), incentives were allocated in the form of Reward Shares only and resulted in an expense for the year of $12 million.
     Other share based compensation expense incurred and charged against profit for the year was $2.5 million. This expense is a reduction from previous years due to the discontinuation of the mandatory component of the Equity Participation Plan (EPP).
     Under US GAAP, the fair value of the options issued under the Executive Option Plan and Equity Reward Plan are included as part of employee compensation and charged to profit and loss. Options have not been issued by the Bank since 1 July 2002.
     The following table outlines movements in executive options in the year ending 30 June 2005 (with a comparison to movements in the years ending 30 June 2004 and 30 June 2003) and shows the number of options outstanding at date of issue.

		Weighted		Weighted		Weighted
Movement in		Average		Average		Average
Executive Options		Exercise		Exercise		Exercise
during the year	2005	Price	2004	Price	2003	Price*

Options Outstanding at the start of the year	5,782,300	$27.15	7,708,600	$26.25	9,749,800	$25.91
Options Granted during the year	—	—	—	—	—	—
Options Forfeited during the year	29,700	$30.12	213,700	$25.50	1,381,200	$27.07
Options Exercised during the year	2,616,200	$25.72	1,712,600	$23.30	660,000	$19.58

Options Outstanding at the end of the year	3,136,400	$28.53	5,782,300	$27.15	7,708,600	$26.25

*	The exercise price for options granted since 1997 will be/have been adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of vesting).

Outstanding Options at 30 June 2005	Number	Exercise Price	Expiry Date

September 1999 Options	450,000	$23.84	24 Aug 2009
September 2000 Options	884,800	$26.97	13 Sept 2010
October 2001 Options	1,801,600	$30.12	3 Sept 2011
The weighted average exercise price for options outstanding at 30 June 2005 was $28.53. The weighted average remaining contractual life of these options is 5 years and 6 months.
The other disclosure requirements of SFAS 123: Accounting for Stock-Based Compensation in respect of the employee share plans are included in Note 29.

Notes to the financial statements
     NOTE 48 Differences between Australian and United States Accounting Principles continued
(d) Provisions
     The criteria for recognition of provisions for redundancies are stricter under US GAAP than under Australian GAAP. FASB 146 Accounting for Costs Associated with Exit or Disposal Activities only allows the recognition of a provision for redundancies where the redundancies are not made within the minimum legal notification period, from the balance date, on a pro-rota basis over the future service period of terminating employees.
     The provision for restructuring costs at 30 June 2005 was $18 million (2004: nil; 2003: $30 million) and Which new Bank provisions were $91 million (2004: $208 million; 2003: nil) (refer Note 25).
     For the Financial Year 2005, included in Which new Bank provisions are provisions for redundancies of $74 million (2004: $146 million).
     For the Financial Year 2004 $146 million was reversed from provisions. During the Financial Year 2005 $72 million ($50 million after tax) of the provision was utilized and recorded as expense for US GAAP. As a result, under US GAAP, an amount of $74 million for the Financial Year 2005 would be reversed from provisions.
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
     For Financial Year 2005 the adjustment to other Comprehensive Income and shareholders’ equity is $77 million (net of taxation) (2004: $52 million; 2003: $109 million). This adjustment represents the unrealised gain on investment securities net of derivatives of $110 million less taxation of $33 million.
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
     The following reconciliations are of significant adjustments to Australian GAAP balance sheet categories disclosed in these accounts and which would be reported in accordance with US GAAP:

			2005	2004	2003
Assets	Footnote		$M	$M	$M

Loans, advances and other receivables under Australian GAAP			217,516	189,391	160,347
Adjustments to impairment provisions	(u	)	354	—	—
Marked to market revaluation of derivative instruments (under SFAS133)	(w	)	(8)	8	(13)

According to US GAAP			217,862	189,399	160,334

Available for sale securities under Australian GAAP			—	—	—
Reclassification from investment securities	(f	)	10,272	11,447	11,036
Restatement of available for sale securities to fair value	(f	)	110	74	155
Consolidation of variable interest entity	(z	)	566	531	245

According to US GAAP			10,948	12,052	11,436

Receivables due from other financial institutions under Australian GAAP			6,205	8,369	7,066
Deconsolidation of variable interest entities	(y	)	(400)	—	—

According to US GAAP			5,805	8,369	7,066

Investment securities under Australian GAAP			10,272	11,447	11,036
Reclassification to available for sale securities	(f	)	(10,272)	(11,447)	(11,036)

According to US GAAP			—	—	—

Trading securities under Australian GAAP			14,628	14,896	10,435
Reclassification from life insurance investment assets			26,690	10,697 **	9,912 **

According to US GAAP			41,318	25,593	20,619

Insurance investment assets under Australian GAAP			27,837	28,942	27,835
Reclassification to trading securities			(26,690)	(10,697)**	(9,912)**
Reclassification to real estate investment assets	(o	)	(403)	(292)	(383)
Unrealised gains and depreciation adjustment	(o	)	(93)	(83)	(96)
Reclassification of Treasury shares	(t	)	(338)	(300)*	(272)*
Reclassification of separate account business to other assets	(r	)	—	(17,570)	(17,172)
Reclassification of Mortgage Loans to other assets	(r	)	(313)	—	—

According to US GAAP			—	—	—

Real estate investments under Australian GAAP			—	—	—
Reclassification from life insurance investment assets	(o	)	373	292	383

According to US GAAP			373	292	383

Property, plant and equipment under Australian GAAP			1,344	1,204	821
Reversal of asset revaluation reserve	(n	)	(92)	(61)	—

According to US GAAP			1,252	1,143	821

Intangible Assets under Australia GAAP			4,394	4,705	5,029
Identifiable intangible asset amortisation	(l	)	(79)	(62)	(45)
Goodwill amortisation to 30 June 2002	(l	)	(78)	(78)	(78)
Reversal of goodwill amortisation	(l	)	971	646	322
Adjustment to equity issued on Colonial acquisition	(bb)		(1,026)	(1,026)	(1,026)
Adjustment to policyholder liability differences	(bb)		593	593	593
Reclassification to Value of Business Acquired	(l	)	(2,786)	(2,786)	(2,786)
Deferred tax liability on value of business acquired	(l	)	1,256	1,256	1,256
Pension fund surplus acquired	(i	)	(243)	(243)	(243)
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	(158)	(158)	(158)
Deferred tax liability on pension fund surplus acquired	(i	)	82	82	82
Reclassification of excess of net market value of net tangible assets of life insurance controlled entities at acquisition from other assets to goodwill	(l	)	2,905	2,905	2,905

According to US GAAP			5,831	5,834	5,851

Value of Business Acquired, under Australian GAAP			—	—	—
Reclassification from Goodwill	(l	)	2,786	2,786	2,786
Value of Business Acquired amortisation (net of imputed interest)	(m	)	(1,146)	(1,022)	(781)

According to US GAAP			1,640	1,764	2,005

*	These adjustments include prior period restatements. Refer to relevant paragraph for further information.

**	Restatement resulting from Treasury Shares (refer to paragraph (t))

Notes to the financial statements

			2005	2004	2003
Assets (continued)	Footnote		$M	$M	$M

Other assets under Australian GAAP			24,241	25,292	23,459
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	56	84	115
Life insurance market valuation of controlled entities	(k	)	(3,614)	(2,836)	(2,635)
Reclassification of excess of net market value of net tangible assets of life insurance controlled entities at acquisition from other assets to goodwill	(l	)	(2,905)	(2,905)	(2,905)
Prepaid pension cost	(i	)	1,088	1,173	1,213
Reclassification from life insurance investment assets to separate account business	(r	)	—	17,570	17,172
Reclassification of Mortgage Loans from insurance investment assets	(r	)	313	—	—
Life insurance policy deferred acquisition costs, net of amortisation	(s	)	863	803	750
Reclassification between reinsurance receivable and policyholder liabilities			17	1	19
Marked to market revaluation of derivative instruments (under SFAS 133)	(w	)	(918)	(2,509)	(468)
Deconsolidation of variable interest entities	(z	)	400	—	—
Reversal of software write-off and software amortisation	(aa)		124	139	—
Other			30	21	—

According to US GAAP			19,695	36,833	36,720

Liabilities
Deposits and other public borrowings under Australian GAAP			168,029	163,177	140,974
Marked to market revaluation of derivative instruments (SFAS 133)	(w	)	4	9	10

According to US GAAP			168,033	163,186	140,984

Income tax liability under Australian GAAP			1,550	811	876
Tax effect of foreign currency translation reserve	(a	)	(104)	(62)	(60)
Deferred tax liability on unrealised gain on available for sale securities	(f	)	33	22	47
Reclassification from life insurance policyholder liabilities	(r	)	225	195	197
Deferred tax liability on pension income	(i	)	326	352	364
Reclassification of Treasury shares	(t	)	21	9 *	8 *
Adjustment to loan impairment provision	(u	)	99	—	—
Deferred tax liability on value of business acquired	(m	)	863	885	959
Tax effect of other amortisation			—	27	30
Deferred tax assets on marked to market revaluation of derivative instruments (SFAS 133)	(w	)	13	(235)	81
Reversal of software write-off and software amortisation	(aa)		38	42	—
Reversal of redundancy provision	(d	)	22	44	—
Tax effect of deconsolidation of variable interest entity	(z	)	23	11	—

According to US GAAP			3,109	2,101	2,494

Other Provisions under Australian GAAP			881	997	819
Reversal of redundancy provision	(d	)	(74)	(146)	—
Other	(u	)	25	—	—

According to US GAAP			832	851	819

Bills payable and other liabilities under Australian GAAP			18,086	19,140	19,027
Reclassification from life insurance policyholder liabilities to separate account business	(r	)	—	16,762	16,497
Marked to market revaluation of derivative instruments (FAS 133)	(w	)	(567)	(1,760)	(954)

According to US GAAP			17,519	34,142	34,570

Insurance policyholder liabilities under Australian GAAP			24,694	24,638	23,861
Adjustment to policyholder liability differences in acquisition	(r	)	593	593	593
Reclassification to income tax liability	(r	)	(225)	(195)	(197)
Reclassification to Other Assets of life insurance policy deferred acquisition costs	(s	)	935	871	785
Reclassification of separate account business to other liabilities	(r	)	—	(16,762)	(16,497)
Reclassification between reinsurance receivable and policyholder liabilities			17	1	19
Movement in policyholder liabilities			(161)	(235)	(62)

According to US GAAP			25,853	8,911	8,502

Debt issues under Australian GAAP			58,621	44,042	30,629
Marked to market revaluation of derivative instruments (SFAS 133)	(w	)	(65)	9	77
Consolidation of variable interest entity	(z	)	566	531	245

According to US GAAP			59,122	44,582	30,951

Loan Capital under Australian GAAP			6,291	6,631	6,025
Marked to market revaluation of derivative instruments (SFAS 133)	(w	)	—	25	118
Deconsolidation of variable interest entity	(z	)	1,460 *	1,537 *	—

According to US GAAP			7,751	8,193	6,143

*	These adjustments include prior period restatements. Refer to relevant paragraph for further information.

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
     For US GAAP purposes, the Bank adopted the disclosure requirement of SFAS 87 “Employers’ Accounting for Pensions” for the major defined benefit fund, the Officers’ Superannuation Fund (OSF), commencing 1 July 1994. For the financial year ending 30 June 1999, the Bank revised its disclosures in accordance with SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.
     On 31 July 2003, the Colonial UK Staff Pension Scheme (CUKSPS) and Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS) ceased to operate and each plan’s assets, liabilities, member contributions and benefit arrangements are transferred to the Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS). Prior to 30 June 2003, the Bank had only included the values of CUKSPS in its US GAAP reconciliation and the other UK pension funds (CBA(UK)SBS and SI&CRBS) were deemed to be immaterial for US GAAP reconciliation purposes. In view of the merger of the CUKSPS and SI&CRBS with the CBA(UK)SBS, the Bank has reduced the “Prepayment of pension costs” for the deficits of the CBA(UK)SBS and SI&CRBS as at 30 June 2003. Commencing with the 2003/2004 financial year, the Bank will include the merged fund in its US GAAP reconciliation.
     On 3 October 2003, the CGSSS ceased to operate and the plan’s assets, liabilities, member contributions and benefit arrangements transferred to the OSF.
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
     As at 30 June 2005, the benchmark asset allocations and actual asset allocations for the assets backing the defined benefit portion of the OSF is as follows:

	Benchmark Asset	Actual
Asset Sector	Allocation	Allocation
Australian Equities	27.5%	30.7%
Overseas Equities	21.0%	21.5%
Real Estate	15.0%	15.4%
Fixed Interest Securities	25.5%	24.1%
Cash	5.0%	4.9%
Other(1)	6.0%	3.4%

(1)	These are assets which are not included in the traditional asset classes of equities, fixed interest securities, real estate and cash. They include infrastructure investments as well as high yield and emerging market debt.
     The value of the OSF’s equity holding in the Group as at 30 June 2005 was $91 million (2004: $76 million, 2003: $112 million). Amounts on deposit with the Bank at 30 June 2005 totalled $13 million (2004: $24 million, 2003: $113 million). Other security holdings with the Group at 30 June 2005 $56 million (2004 $83 million, 2003: $12 million). The comparative values included the values of holdings by the CGSSS.
     The Group provides insurance cover to OSF in respect of its death, total and permanent disablement and temporary disablement benefits. As at 30 June 2005, the amounts of cover were $5,036 million of lump sum death and total and permanent disablement benefits (2004: $4,663 million, 2003: $591 million) and $61 million per annum of temporary disablement benefits (2004: $68 million per annum, 2003: $85 million per annum).
     The following table displays the elements of the net pension expense and the change in benefit obligations and fair value of assets for each Financial Year as well as the funded status as at 30 June 2003, 30 June 2004 and 30 June 2005 for the Group’s major superannuation (pension) plans.

Notes to the financial statements

	2005	2004	2003
	A$M	A$M	A$M

Service cost	(53)	(56)	(52)
Interest cost	(217)	(226)	(222)
Expected return on assets	316	307	308
Amortisation of transitional obligation assets	—	52	52
Recognised net gain (loss)	(17)	(6)	—
Employer financed benefits within Accumulation Division	(121)	(111)	(97)

Net periodic pension (cost) income	(92)	(40)	(11)
Expensed employer contribution	(4)	(5)	(3)

	(88)	(35)	(8)
Less tax effect	26	11	2

Pension Expense Adjustment — see US GAAP Reconciliation	(62)	(24)	(6)

Change in benefit obligation:
Benefit obligation at beginning of year	3,902	3,656	3,298
Service Cost	49	56	52
Member Contributions	14	17	19
Interest Cost	217	226	222
Merger of CUKSPS and SI&CRBS with the CBA(UK)SBS	—	—	126
Actuarial (Gains) Loss	177	265	345
Benefits Paid	(320)	(340)	(386)
Foreign Currency Exchange Rate Movements	(38)	22	(20)

Benefit obligation at end of year	4,001	3,902	3,656
Change in fair value of assets
Fair value of assets at beginning of year	(4,460)	(4,328)	(4,730)
Actual return on assets	(638)	(544)	22
Merger of CUKSPS and SI&CRBS with the CBA(UK)SBS	—	—	(101)
Total contributions	(18)	(22)	(22)
Benefits and Expenses Paid	324	340	386
Employer financed benefits within Accumulation Division	121	111	97
Foreign Currency Exchange Rate Movements	30	(17)	20

Fair value of assets at end of year	(4,641)	(4,460)	(4,328)

Funded status at measurement date:	(640)	(558)	(672)

Assets not recognised:
transitional obligation assets	—	—	52
unrecognised net gains (loss)	(448)	(615)	(593)

Net Amount Recognised	(1,088)	(1,173)	(1,213)
Comprising of:
Prepaid Pension Cost	(1,088)	(1,173)	(1,213)
Additional minimum liability	59	56	81
Accumulated Other Comprehensive (Income) Loss	(59)	(56)	(81)

Net Amount Recognised	(1,088)	(1,173)	(1,213)

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued
     The transitional obligation asset was fully recognised on 30 June 2004. Commencing from the 2004/2005 financial year, the net periodic pension cost no longer includes the amortisation of the transitional obligation assets.
     The accumulated benefit obligations for all defined benefit superannuation (pension) plans as at 30 June 2005 was $3,658 million (30 June 2004: $3,556 million, 30 June 2003: $3,259 million).
     As at 30 June 2005, the projected benefit obligations and accumulated benefit obligations of the CBA(UK)SBS exceeded the fair value of plan assets. Comparative information are as follows:

	2005	2004	2003
	A$M	A$M	A$M

Projected benefit obligation	408	397	387
Accumulated benefit obligation	404	392	383
Fair value of plan assets	326	320	296
     The assumptions used to calculate the above are:

Assumption	2005	2004	2003

Discount Rate (Gross of tax)	5.10%	6.00%	6.00%
Compensation increase rate	4.25%	4.25%	4.25%
Return on assets	7.50%	7.50%	6.75%
     The return on asset assumption is determined as the weighted average of the long term expected returns of each asset class where the weighting is the benchmark asset allocations of the assets backing the defined benefit risks.The long term expected returns of each asset class are determined following receipt of actuarial advice.
     Up to and including the financial year ending 30 June 2003, the discount rate is based on yield of 10 year AA rated securities as at the measurement date (10 years is the longest available fixed interest securities with a deep market). To align the reporting of the Bank’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirement of Australian Accounting Standard AASB 119 “Employee Benefits”, effective from 30 June 2004, the discount rate assumption is based on the yield on 10 year Australian government securities.
     Further, to align the reporting of the Bank’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirement of Australian Accounting Standard AASB 119 “Employee Benefits”, effective from 30 June 2004, the Bank’s pension obligations also include an adjustment for future taxes on the Bank’s Australian superannuation (pensions) plans.
     Details of the Bank’s funding policy and contributions in respect of its major superannuation (pension) plans are set out in Note 40.
     The expected future benefit payments of the Bank’s major superannuation (pension) plans are as follows:

Financial Year Ending	A$M

30 June 2006	234
30 June 2007	233
30 June 2008	234
30 June 2009	234
30 June 2010	240
1 July 2010 to 30 June 2015	1,195
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

(j)	Employee Benefits — Post Retirement Benefits Other Than Pensions
     Australian GAAP Compliance
     Effective 1 July 1994 the Bank adopted the Australian Accounting Standard AASB 1028: “Accounting for Employee Entitlements” with respect to the liabilities arising from its post retirement benefits other than pensions. AASB 1028 specifies that employee post retirement benefit liabilities are calculated as the present value of the estimated future cash flows due to the services of employees provided up to the reporting date.
     The adequacy of the full provision for employee post retirement benefits liabilities in the financial statements is determined in accordance with the requirements of AASB 1028 after considering that employee post retirement benefits carry limited risks and after obtaining actuarial advice.
     US GAAP Compliance
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
     This method of accounting is not permitted under US GAAP, resulting in a decrease of net income by $778 million (2004: $201 million reduction; 2003: $245 million increase), reduction of shareholders equity by $3,282 million (2004: $2,504 million; 2003: $2,303 million) and a reduction of other assets by $3,614 million (2004: $2,836 million; 2003: $2,635 million).

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued
(l)	Intangible Assets
     Colonial Limited was acquired on 13 June 2000 (refer Note 20 and 48(bb) for further details). Differences exist between the method of calculation of the cost of acquisition under Australian and US GAAP. Refer Note 48(bb) for further details. Under Australian GAAP goodwill on acquisition was determined by the difference between the cost of acquisition and the fair value of net assets acquired, including the excess of net market value over net assets of life insurance controlled entities.
     Under US GAAP goodwill on acquisition is determined as the difference between the cost of acquisition and the fair value of net tangible and intangible assets acquired. Also the excess of net market value over net assets of life insurance controlled entities is accounted for as goodwill. Goodwill is amortised over a 20 year period on a straight line basis for Australian GAAP. Goodwill amortisation for US GAAP ceased from 1 July 2002. Instead, the carrying value of goodwill is subject to review for impairment every period end. For the Financial Year 2005, no adjustment for impairment was considered necessary.
     Identifiable intangible assets acquired include Value of Business Acquired ($2,786 million) less associated deferred tax liability ($1,256 million), the Colonial State Bank Core Deposits ($149 million), TD Waterhouse customer list ($30 million), and AOT ($14 million). The Core Deposits are being amortised on a straight line basis over 8 years and the customer list over 10 years.
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
     The Group’s carrying amount of goodwill under US GAAP at 30 June 2005 is disclosed for each reportable segment:

	2005	2004
Segment	$M	$M
Banking	4,361	4,361
Funds management	1,288	1,258
Insurance	218	218

	5,867	5,837

(m)	Value of Business Acquired (‘VOBA’)
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
     VOBA is amortised over the lives of the acquired business in force in a manner consistent with amortisation of deferred policy costs for life insurance contracts and in a manner expected for funds management contracts (see Note 48 (s)). An analysis of the Colonial VOBA asset (net of tax) is presented below:

	2005	2004
	$M	$M

Opening Balance, 1 July	879	1,040
Imputed interest	213	215
Amortisation	(337)	(450)
Movement in deferred tax liability on value of business acquired	22	74

Closing Net Balance, 30 June	777	879

     The net movement in VOBA for the year to 30 June 2005 is $102 million. For all Australian life business the imputed rates of interest are related to the underlying investment earnings rate and range from 7.2% to 15.8% dependent upon the nature of the business. Given that imputed interest rates are dependent upon actual investment performance they are expected to be volatile. The imputed interest rates for all other business range from 6.1% to 8.5%.
     The amortisation rate for the investment-linked life business also depends upon actual investment performance and is therefore expected to be volatile.
     The VOBA balance is estimated to be run-off at a rate ranging from 7.7% to 15.0% per year.
     Recoverability Test
     The amount of VOBA written-off in the period was determined by comparing the carrying value of VOBA at 30 June 2005 after allowing for imputed interest and amortisation, to an end of period recoverable amount valuation.

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
     A discounted cash flow methodology was used in arriving at the valuation at which the Group’s property is carried. An asset revaluation adjustment to increase Asset revaluation reserve by $31 million was recorded in 2005, $54 million in 2004 and $3 million in 2003. At 30 June 2005, the asset revaluation reserve shows a balance of $92 million (2004: $61 million; 2003: $7 million). This asset revaluation reserve was reversed for US GAAP for the Financial Year 2005 and 2004. No adjustment has been made for prior years as the amounts were not material. No adjustment has been made for the decrease in depreciation as a result of the reversal of asset revaluation reserve as it would not be material in the income statement.

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
     For Financial Year 2005, the restatement under US GAAP results is a $30 million decrease in Net Income, and $93 million reduction in shareholders equity including the tax effect.

(p)	Impairment of Assets
     For discussion on Loan Impairment refer to (u).

(q)	Comprehensive Income
     SFAS 130: Reporting Comprehensive Income requires the classification of items of other comprehensive income by their nature and the display of other comprehensive income separately from retained earnings and shareholders equity.
Accumulated Other Comprehensive Income Balances

	2005	2004	2003
	$M	$M	$M

Foreign currency translation reserve
Balance at beginning of Financial Year	(118)	(137)	(45)
Foreign currency translation adjustment net of tax expense	(45)	19 *	(92)

Balance at end of Financial Year	(163)	(118) *	(137)

Available for Sale securities
Balance at beginning of Financial Year	52	109	51
Change in fair value of available for sale securities	25	(57)	58

Balance at end of Financial Year	77	52	109

FAS 133
Balance at beginning of Financial Year	—	—	—
Change in value of cash flow hedges	(1)	—	—

Balance at end of Financial Year	(1)	—	—

Pension Plans
Balance at beginning of Financial Year	56	100	32
Adjustment to net assets in UK Pension Plan — net of tax expense	3	(44)	68

Balance at end of Financial Year	59	56	100

Total Other Comprehensive Income	(28)	(10)	72

*	These adjustments include prior period restatements. Refer to paragraph (z) for further information.

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued
(r)	Life Insurance
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
     These assumptions are ‘locked-in’ at inception for all future valuations — except in specific circumstances such as loss recognition.
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
     The company operates investment-linked business which was classified as separate account business in the financial years up to and including 2004. Such accounts represent assets and liabilities that are maintained by the company for purposes of funding superannuation (pension) funds and other investment type activities. The accounts represent policyholder directed funds that are separately administered. The assets and the liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the company. The policyholder generally assumes the investment risk and investment income accrue directly to the policyholders and, therefore, are not included in the company’s statement of financial performance. The company receives a fee for investment management, certain administrative expenses, and mortality and expense risks assumed. Fee revenue from these products is recognised when due.
     Prior to 1 July 2004, investments in separate accounts supporting unit-linked contracts were reported at market value and reclassified from insurance investment assets to other assets under US GAAP (2005: nil; 2004 $17,570 million). Separate account liabilities represent the policyholders’ claim to the related assets and are carried at the policyholder’s account balance. Insurance investment assets and policyholder liabilities are reported as summary totals in the statement of financial position. Such totals are disclosed in Notes 16 and 34 to the financial statements.
     For the Financial Year 2005, the investment-linked business did not meet the revised criteria for separate account treatment, as outlined in SOP 03-1. Accordingly there is no reclassification of separate account business in the Financial Year 2005, and mortgage loans have been remeasured from market value to amortised cost and reclassified as other assets.
     For Financial Year 2005 the US GAAP adjustment resulted in an decrease (net of taxation) of $45 million in Net Income (2004: increase of $138 million; 2003: increase of $30 million).
(s)	Deferred Acquisition Costs (‘DAC’) — Expenses of Acquiring Life Insurance, Investment and Related Contracts
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
     For policies accounted for under SFAS 60, these costs are amortised in proportion to premium revenue recognised. Amortisation assumptions relating to DAC assets for SFAS 60 policyholder liabilities, are ‘locked-in’ for all future valuations — except in specific circumstances such as loss recognition.

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
     The net adjustment of DAC to Net Income is comprised of:

	2005	2004
	$M	$M

Difference in deferral of new business acquisition expenses	(86)	(72)
Difference in amortisation of acquisition expenses	35	32
Tax effect of differences in acquisition expense treatment	15	9

	(36)	(31)

     Movement in DAC balance during Financial Years 2005 and 2004:

	2005	2004
	$M	$M

Opening Balance, 1 July	803	750
Acquisition costs for the year	135	134
Amortisation of DAC/Imputed interest	(76)	(81)

Net movement	59	53

Closing Balance, 30 June	862	803

(t) Life Insurance Treasury Shares
     Under Australian GAAP, direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds are recognized as assets in the statement of financial position at market value. Under US GAAP, these assets are reclassified as “Treasury Shares” and accounted for as a deduction from Share Capital. Any gains or losses recognized are reversed from the profit and loss.
     For the Financial Year 2005 the US GAAP adjustment resulted in a $316 million decrease in net assets and shareholders’ equity (2004: $291 million; 2003: $264 million) and a reduction in profit of $39 million (2004: $45 million; 2003: increase $ 17 million).
     Under previous Australian GAAP, direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds are recognised on-balance sheet at net market value. On transition to AIFRS, these investments were identified, classified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital. This treatment is also required under U.S. GAAP, however no reconciliation adjustment has previously been provided. The current period reconciliation includes adjustment for these Treasury Shares. The prior periods have also been restated to correct this error.
(u) Loan Impairment Provision
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
     For the Financial Year 2005 the Group has made a number of changes in the approach used to estimate the loan impairment provision. These changes have been introduced to provide a more consistent approach for calculating the estimate of loan impairment under AIFRS effective 1 July 2005, and also for US GAAP as of 30 June 2005. As such a US GAAP adjustment has been recorded for the Financial Year 2005. This results in a net decrease in the loan impairment provision of $354 million, including a reclassification of $25 million to other provisions, for the Financial Year 2005.
(v) Securitisation of Assets
     During the Financial Years 2003, 2004 and 2005, the Group securitised mortgage loans to a special purpose entity (SPE). Under Australian GAAP these loans are removed from the Statement of Financial Position. For US GAAP the conditions to allow securitised loans to be removed from the Statement of Financial Position include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets.
     The Group meets the requirements of US GAAP not to consolidate the SPE. Note 1 (jj), Loan Securitisation, outlines the accounting treatment of the Qualifying Special Purpose Entities (“QSPE”), both for Australia and US GAAP reporting as required by SFAS 140. In Financial Year 2005 loans totalling $5,989 million were securitised (2004: $3,436 million, 2003: $1,664 million).
     The outstanding balance of securitised loans at 30 June 2005 was $10,818 million (2004: $7,605 million, 2003: $6,480). No credit losses were incurred by the Group in relation to these securitised loans during the Financial Year 2004. The credit risk in respect of these loans is fully covered through mortgage insurance.
     Cashflows paid to CBA from the QSPE were:

	2005	2004	2003
	$M	$M	$M

Servicing fee	20	15	17
Management fee	2	2	2
Excess servicing fee	30	36	30
Proceeds from sale of mortgage loans	5,989	3,436	1,664
Interest rate swaps	14	27	35

Total cash receipts	6,055	3,516	1,748

(w) Derivative Instruments and Hedging Activities
     SFAS 133: Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 and subsequently, amended by SFAS 138 and SFAS 149. The statements require all derivatives to be recorded on the balance sheet at their fair value. The treatment of the change in the fair value of derivatives is recorded in Net Income or Other Comprehensive Income depending on the classification of the derivative transaction. Note 39, Market Risk outlines the Group’s market risk policy specifying the purpose of derivative activity and the risks being hedged. Note 1 (ff), Summary of Significant Accounting Policies, outlines the accounting recognition of derivatives under Australian GAAP.

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued
     Under US GAAP, derivative hedges of debt issues and available for sale securities of the Group, that are highly effective, qualify for hedge accounting and have been classified as fair value hedges. The change in the fair value of the derivative hedge offsets the change in the fair value of the debt issue or available for sale security being hedged. The gain or loss on the derivative and the offsetting loss or gain in the fair value of the debt issue or available for sale security being hedged, are recognised immediately in Net Income in the same accounting period for US GAAP purposes. The change in fair value of the derivative hedge is recognised as an asset or liability in Other Assets or Other Liabilities respectively. The change in the fair value of the debt issue or available for sale security being hedged is recognised as part of the carrying value of debt issues or available for sale securities. The risk characteristics of debt issues and available for sale securities are mirrored under the hedge, and effectiveness is evaluated on a retrospective and prospective basis. The ineffective portions of fair value hedges are included in the $417 million balance disclosed under Note 48 — mark to market of derivative adjustments.
     Certain of the Group’s derivative instruments that are classified as hedges under Australian GAAP do not meet the required specific hedge criteria set out in SFAS 133 and have been measured at their fair value for US GAAP purposes. Changes in fair value of these derivatives have been recognised in Net Income, and as assets or liabilities in Other Assets or Other Liabilities respectively.
     The Group also has certain cash flow hedges that qualify for US GAAP accounting. A valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognised initially in Other Comprehensive Income within the cash flow hedge reserve. Amounts from the cash flow hedge reserve are transferred to the profit and loss when the cash flows on the hedged item are recognised in profit and loss. Gains and losses resulting from cash flow hedge ineffectiveness are recorded in the profit and loss. This represents the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item.
     If for reasons other than the derecognition of the hedged item, cash flow hedge accounting ceases, the cumulative gains or losses are amortised to the remaining term of the original hedge. Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in the profit and loss.
     The Group also holds embedded derivatives which relate to MTNs and potential changes in the future ownership structures or certain entities within the Group.
     All other derivatives of the Group are held for trading purposes and are recorded at their fair value with changes in their fair value recognised immediately in Net Income.
     SFAS 133, 138 and 149 have been fully applied for the relevant Financial Years. The financial impact of the statements increased Net Income after tax by $263 million (2004: decrease of $736, 2003: increase of $638 million), primarily due to the increase in global rates during the period and decreased other comprehensive income by $1 million (2004: nil; 2003: nil). Balance sheet derivatives and underlying assets and liabilities decreased by $918 million (2004: $2,501 million; 2003: $481 million) and $615 million (2004: $1,952 million; 2003: $668 million) respectively.
(x) Collateral on Transfer of Assets
     The Group conducts collateral arrangements with counterparties covering a range of specified transactions. Collateral arrangements are activated upon predetermined thresholds being exceeded. A range of specified assets may be received or provided as collateral.
     As at 30 June 2005 securities with a fair value of $730 million were received as collateral (2004: $809). In addition, securities to the value of $534 million were provided as collateral as at 30 June 2005 (2004: $779 million).
(y) Credit Risk Related Instruments
     The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These have been disclosed in Note 38 of the accounts as off balance sheet items. Under US GAAP, FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, effective 1 January 2003, requires that the fair value of these liabilities be recognised in the financial statements. Under Australian GAAP, there is no requirement to recognise these liabilities in the financial statements. However, the Bank’s policy is to recognise the fair value of these liabilities (2005: $13.9 million; 2004: $6.4 million) and as such, no adjustment is required.
     The aging of guarantees and standby letters of credit is presented below:

	Guarantees	Standby Letters
		of Credit
	$M	$M
Less than 1 year	2,431	234
1-3 years	—	17
3-5 years	—	10
Over 5 years	7	59

Total	2,438	321

     Collateral received to support these guarantees and standby letters of credit are adequate.
(z) Variable Interest Entities
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
     For the Financial Year 2003, only VIEs created post 31 January 2003 were required to be assessed under FIN 46. From Financial Year 2004, all VIEs in existence at the end of the financial year had to be assessed. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”) to address various technical corrections and implementation issues that have arisen since the issuance of FIN 46. As a result of the application of FIN 46R, as at 30 June 2005, the consolidation of VIEs resulted in assets increasing by $566 million (2004: $531 million) and liabilities increasing by $566 million (2004: $531 million) and the deconsolidation of 3 VIEs resulted in total liabilities increasing by $1,483 million (2004: $1,548 million; 2003: Nil), shareholders’ equity decreasing by $1,483 million (2004: $1,548 million; 2003: Nil) and the net impact on income is a decrease of $76 million (2004: $55 million; 2003: Nil).

Notes to the financial statements
NOTE 48 Differences between Australian and United States Accounting Principles continued
     The Group transacts with Variable Interest Entities (VIEs) in the following manner as part of its financing and intermediation activities:
-	Asset backed finance programs — The Group utilises VIEs such as special purpose entities under master series agreements to assist customers’ financing needs through providing customer access to the capital markets. Certain of these programs are deemed to be controlled by the Group and are consolidated within the Group. Details of these arrangements are outlined on this page.

-	Securitisation of assets — The Group conducts a Loan Securitisation program through which it packages loans and issues securities to investors through a special purpose entity. The entity meets the requirements for classification as a QSPE under US GAAP, which is not considered a VIE and is not consolidated within the Group. Details of these arrangements are outlined on page 220.

-	Financing and investment activities — The Group utilises VIEs and may transact with VIEs as part of its financing and investment activities. All transactions involving VIEs are conducted on an arms length basis and may involve financing the VIE, transacting derivatives, or acquiring third party assets. Certain VIEs are deemed to be controlled by the Group and have been consolidated into the Group. These VIEs involve structured investment transactions and are primarily single purpose entities where the Group carries the underlying exposure to the risks in the VIE. As the Group carries the exposure to these VIEs on balance sheet, the consolidation of these VIEs into the Group does not impact the Statement of Financial Performance or Statement of Financial Position of the Group.

-	During the Financial Year 2004, the Group issued Trust Preferred Securities via special purpose entities. These entities are deemed to be VIEs and not controlled by the Group. These VIEs have been deconsolidated and have resulted in $832m of equity being reclassified to debt issues. Dividends paid on the trust preferred securities have been reclassified as interest expense. The Bank’s Trust Preferred Securities (“TPS”), issued on 6 August 2003, are denominated in U.S. dollars. On reclassification of the TPS from equity to debt, the foreign currency translation reserve must also be adjusted to reflect the foreign currency translation differences arising each period between the Australian dollar and the U.S. dollar. These foreign currency translation movements in respect of the TPS did not form part of the previous year’s adjustments. The current period reconciliation includes adjustment for the foreign currency translation movements. The prior period has also been restated to correct this error (2004: $25 million decrease in liabilities, increase in shareholders equity and increase in other comprehensive income).

-	During the Financial Year 2004, the Group also issued Perpetual Exchangeable Resettable Listed Securities (“PERLS II”) via a special purpose entity. This entity is deemed to be a VIE and not controlled by the Group and has been deconsolidated. The effects are described in further detail below.
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
     The issuers are not owned or controlled by the Group and have independent directors. Under Australian GAAP the assets and liabilities of the issuers are not consolidated into the Group’s Statement of Financial Position. For US GAAP, the issuers are a type of variable interest entity as defined by FASB Interpretation No 46, “Consolidation of Variable Interest Entities”. Under the provisions of FIN 46, the variable interest entity is deemed to be controlled by the Group, if the Group has most of the risks and/or benefits. As a result of the application of the standard, a number of entities are consolidated by the Group, resulting in an increase in assets of $566 million and liabilities of $566 million for US GAAP.
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
     The PERLS II Trust is deemed to be a VIE under US GAAP, FIN46(R), Consolidation of Variable Interest Entities and not controlled by the Group. The trust has been deconsolidated from the Bank.
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
(aa) Software Amortisation
     For Australian GAAP purposes, the criteria for information technology software capitalisation has been amended as from 1 July 2003, such that only computer software projects costing $10 million or more are being capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business. This change has been applied retrospectively and has resulted in the expensing of $219 million in the Financial Year 2004 of previously capitalised software. For US GAAP purposes, this change cannot be retrospectively applied and has been reversed. The related software amortisation charge for the Financial Year 2005 would have been $80 million.
     The reversal of the current year expensed software increased assets and income by $65 million. For the Financial Year 2004 we assessed the impact if we had capitalised software according to our previous policy, which was in accordance with US GAAP, and concluded that the impact was not material. Hence no adjustment was made in this regard. The combined impact of amortising the prior year software and capitalizing the current year software is a decrease in profit after tax $10 million.
(bb) Colonial Acquisition
Purchase GAAP accounting has been applied in the acquisition of Colonial

2001
$M

Cost of acquisition under Australian GAAP (Note 1A)	9,120
Less 351,409,450 new Commonwealth Bank shares @ $26.39 (1)	(9,274)
Add 351,409,450 shares @ $23.47 (2)	8,248

Revised cost of acquisition under US GAAP	8,094

Fair Value of net tangible assets acquired:
Net tangible assets under Australian GAAP	910
Pension fund surplus	243
Differences in life insurance policyholder liabilities	(559)
Differences in deferred taxes	76

Net tangible assets under US GAAP	670

Intangible Assets on acquisition under US GAAP	7,424

Intangible assets acquired on Colonial Acquisition:
Identifiable intangible assets (3)	1,917
Goodwill (unidentifiable intangible assets) (4)	5,507

7,424

(1)	Price calculated under Australian GAAP based on the weighted average share price on the acquisition date, 13 June 2000.

(2)	Under US GAAP price calculated as weighted average closing price for the two days either side of the announcement date (10 March 2000). Non trading days were excluded from the calculation. Value of equity issued for Colonial acquisition under US GAAP accounting is reduced by $1,026 million.

(3)	Includes Colonial State Bank Core Deposits ($149 million) which is to be amortised on a straightline basis over 8 years and Value of Business Acquired (VOBA) net of associated deferred tax liability $1,530 million (refer Note 48 (m) for amortisation details). The carrying value of the core deposits at 30 June 2005 is $55 million, net of amortisation.

(4)	Goodwill on acquisition under US GAAP includes the excess of net market value over net assets of life insurance controlled entities.

Notes to the financial statements
(cc) Newly Issued Statements of the Financial Accounting Standards Board
     FAS 123R Share Based Payments
     In December 2004, FASB issued FAS123R “Share Based Payments” which requires entities to recognise compensation expense for issuance of employee share based payments in the income statement at their fair value. The Bank is currently evaluating the impact of the standard for the adoption for period beginning 1 July 2005.
     FAS 154 Accounting Changes and Error Correction
     The statement requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. The Standard is effective from 1 July 2006.
(dd) Newly Issued Australian Standards
     International Accounting Standards
     The Financial Reporting Council has announced a decision to support the adoption by Australia of International Accounting Standards (IAS) by 1 January 2005. The Bank will be required to adopt these standards for the financial year commencing 1 July 2005. Further details are contained in Note 1(qq) to the financial statements.

Report of independent registered public accounting firm
The board of directors and shareholders of Commonwealth Bank of Australia
We have audited the accompanying consolidated statements of financial position of Commonwealth Bank of Australia (the “Bank”) and its controlled entities (the “Group”) as of June 30, 2005 and 2004, and the related consolidated statements of financial performance, shareholders’ equity, and cash flows for each of the two (Bank) or three (Group) years in the period ended June 30, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Australia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform the audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Bank of Australia and the Group at June 30, 2005 and 2004 and, the consolidated results of their operations and cash flows for each of the two or three years, respectively, in the period ended June 30, 2005, in conformity with accounting principles generally accepted in Australia.
Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 48 to the consolidated financial statements.

/s/ Ernst & Young	/s/ S J Ferguson

Ernst & Young	S J Ferguson
Sydney	Partner
Date: 14 December 2005

Shareholding Information
Top 20 Holders of Fully Paid Ordinary Shares as at 30 November 2005

Rank	Name of Holder	Number of Shares	%

1	J P MORGAN NOMINEES AUSTRALIA LIMITED	120,833,243	9.38
2	NATIONAL NOMINEES LIMITED	104,488,712	8.11
3	WESTPAC CUSTODIAN NOMINEES LTD	87,684,237	6.80
4	CITICORP NOMINEES PTY LIMITED	66,452,383	5.16
5	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LTD	30,134,354	2.34
6	ANZ NOMINEES LIMITED	28,577,491	2.22
7	COGENT NOMINEES PTY LIMITED	22,122,631	1.72
8	QUEENSLAND INVESTMENT CORPORATION	13,763,197	1.07
9	AMP LIFE LIMITED	12,329,367	0.96
10	AUSTRALIAN FOUNDATION INVESTMENT COMPANY LIMITED	8,095,245	0.63
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	7,421,982	0.58
12	INVIA CUSTODIAN PTY LIMITED	6,312,546	0.49
13	BOND STREET CUSTODIANS LIMITED	6,127,591	0.48
14	WESTPAC FINANCIAL SERVICES LTD	5,090,940	0.40
15	SUNCORP CUSTODIAN SERVICES PTY LTD	4,116,339	0.32
16	GOVERNMENT SUPERANNUATION OFFICE	4,110,726	0.32
17	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	3,934,675	0.31
18	VICTORIAN WORKCOVER AUTHORITY	3,273,502	0.25
19	CSS BOARD & PSS BOARD	3,189,682	0.25
20	IAG NOMINEES PTY LIMITED	2,869,438	0.22
     The 20 largest shareholders hold 540,928,281 shares which is equal to 41.98% of the total shares on issue.
Stock Exchange Listing
     The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.
     Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market buyback of its shares.
Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 30 November 2005

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1-1,000	529,277	75.27	182,732,870	14.18
1,001-5,000	153,981	21.90	312,142,250	24.22
5,001-10,000	13,852	1.97	95,053,959	7.38
10,001-100,000	5,764	0.82	110,437,297	8.57
100,001 and over	252	0.04	588,221,353	45.65

Total	703,126	100.00	1,288,587,729	100.00

Less than marketable parcel of $500	11,992		57,143

Voting Rights
     Under the Bank’s Constitution, each person who is a voting member and who is present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:
▪	on a show of hands — to one vote; and

▪	on a poll — to one vote for each share held or represented.
     If a person present at a general meeting represents personally or by proxy, attorney or official representative more than one member, on a show of hands the person is entitled to one vote even though he or she represents more than one member.
     If a member is present in person and votes on a resolution, any proxy or attorney of that member is not entitled to vote.
     If more than one official representative or attorney is present for a member:
▪	none of them is entitled to vote on a show of hands; and

▪	on a poll only one official representative may exercise the member’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member’s voting rights, not exceeding in aggregate 100%.

If a member appoints two proxies and both are present at the meeting:

▪	if the appointment does not specify the proportion or number of the member’s votes each proxy may exercise, then on a poll each proxy may exercise one half of the member’s votes;

▪	neither proxy shall be entitled to vote on a show of hands; and

▪	on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Shareholding Information
Top 20 Holders of Preferred Exchangeable Resettable Listed Shares (PERLS) as at 30 November 2005

Rank	Name of Holder	Number of Shares	%

1	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	61,599	1.76
2	UBS NOMINEES PTY LTD	59,893	1.71
3	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	42,444	1.21
4	BOND STREET CUSTODIANS LIMITED	41,860	1.20
5	INVIA CUSTODIAN PTY LIMITED	35,437	1.01
6	ANZ EXECUTORS & TRUSTEE COMPANY LIMITED	34,871	1.00
7	THE AUSTRALIAN NATIONAL UNIVERSITY	33,532	0.96
8	NATIONAL NOMINEES LIMITED	33,527	0.96
9	AUSTRALIAN EXECUTOR TRUSTEES LIMITED	27,950	0.80
10	BOXALL MARINE PTY LTD	25,000	0.71
11	QUESTOR FINANCIAL SERVICES LIMITED	23,912	0.68
12	LIVINGSTONE INVESTMENTS (NSW) PTY LIMITED	15,500	0.44
13	MS THELMA JOAN MARTIN-WEBER	12,500	0.36
14	BT PORTFOLIO SERVICES LIMITED (WA)	11,303	0.32
15	ALBERT INVESTMENTS PTY LIMITED	10,000	0.29
16	FELDEN PTY LTD	10,000	0.29
17	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	10,000	0.29
18	MARBEAR HOLDINGS PTY LIMITED	10,000	0.29
19	MRS FAY CLEO MARTIN-WEBER	10,000	0.29
20	SWINBURNE UNIVERSITY OF TECHNOLOGY	10,000	0.29
21	PERPETUAL TRUSTEE CO LTD	8,418	0.24
22	E G SUPERANNUATION PTY LTD	7,500	0.21
23	MR STEPHEN JOHNSON	7,500	0.21
24	MRS JENNIFER JANE ROBINSON	7,500	0.21
25	MR JOHN RODNEY ROBINSON	7,500	0.21
26	LISANI PTY LIMITED	6,250	0.18
27	MARGEN BIGGS PTY LIMITED	6,250	0.18
28	AVANTEOS INVESTMENTS LIMITED	5,846	0.17
29	BRENCORP NO 11 PTY LIMITED	5,513	0.16
     The twenty largest PERLS shareholders hold 581,605 shares which is equal to 16.62% of the total shares on issue. Twenty-nine PERLS shareholders are disclosed in the above table due to a number of shareholders having the same number of PERLS shares.
Stock Exchange Listing
     Commonwealth Bank PERLS are listed on the Australian Stock Exchange under the trade symbol CBAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank (pref).
Range of Shares (PERLS): 30 November 2005

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1-1,000	20,821	98.41	2,398,258	68.52
1,001-5,000	305	1.44	606,723	17.34
5,001-10,000	19	0.09	143,052	4.09
10,001-100,000	12	0.06	351,967	10.05
100,001 and over	—	—	—	—

Total	21,157	100	3,500,000	100.00

Less than marketable parcel of $500	5		7

Voting Rights
     The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.
     The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:
▪	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;

▪	On a proposal to reduce the Bank’s share capital;

▪	On a resolution to approve the terms of a buy-back agreement;

▪	On a proposal that affects rights attached to Commonwealth Bank PERLS;

▪	On a proposal to wind up the Bank;

▪	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;

▪	During the winding up of the Bank; or

▪	As otherwise required under the Listing Rules from time to time, in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each Commonwealth Bank PERLS as those conferred on ordinary shareholders in respect of each ordinary share.
     At a general meeting of the Bank, holders are entitled:
▪	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and

▪	On a poll, to one vote for each Commonwealth Bank PERLS.

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Resettable Listed Securities II (“PERLS II”) as at 30 November 2005

Rank	Name of Holder	Number of Shares	%

1	J P MORGAN NOMINEES AUSTRALIA LIMITED	435,800	11.62
2	NATIONAL NOMINEES LIMITED	228,973	6.11
3	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	134,231	3.58
4	UBS WARBURG PRIVATE CLIENTS NOMINEES PTY LTD	91,814	2.45
5	BOND STREET CUSTODIANS LIMITED	69,791	1.86
6	CITICORP NOMINEES PTY LIMITED	65,015	1.73
7	WESTPAC CUSTODIAN NOMINEES LIMITED	63,185	1.68
8	INVIA CUSTODIAN PTY LIMITED	56,693	1.51
9	QUESTOR FINANCIAL SERVICES LIMITED	52,759	1.41
10	UBS NOMINEES PTY LTD	29,520	0.79
11	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED	27,760	0.74
12	PERPETUAL TRUSTEE COMPANY LIMITED	26,530	0.71
13	CRYTON INVESTMENTS NO 9 PTY LTD	25,000	0.67
14	GORDON MERCHANT NO 2 PTY LTD	24,440	0.65
15	J NEAVE INVESTMENTS PTY LIMITED	24,012	0.64
16	CLYCUT PTY LTD	21,892	0.58
17	ANZ NOMINEES LIMITED	20,613	0.55
18	TYNONG PASTORAL CO PTY LTD	19,950	0.53
19	COGENT NOMINEES PTY LIMITED	19,192	0.51
20	ISRAELITE HOUSE OF DAVID	15,000	0.40
21	LUTOVI INVESTMENTS PTY LIMITED	15,000	0.40
     The twenty-one largest PERLS II shareholders hold 1,467,170 shares which is equal to 39.12% of the total shares on issue. Twenty-one PERLS II shareholders are disclosed in the above table due to two shareholders having the same number of PERLS II shares.
Stock Exchange Listing
     Commonwealth Bank PERLS II are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS II): 30 November 2005

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1-1,000	8,877	96.14	1,456,990	38.85
1,001-5,000	295	3.2	658,808	17.57
5,001-10,000	33	0.36	255,830	6.82
10,001-100,000	26	0.28	713,599	19.03
100,001 and over	2	0.02	664,773	17.73

Total	9,233	100.00	3,750,000	100.00

Less than marketable parcel of $500	1		2

Voting Rights
     PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 226 and 227 respectively for the Bank’s ordinary shares and PERLS preference shares.
Trust Preferred Securities
     550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.
     The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 226 and 227 respectively for the Bank’s ordinary shares and PERLS preference shares.

Shareholding Information
The Offer and Listing
     The Bank’s Ordinary Shares are listed on the ASX. Trading of the Ordinary Shares on the ASX commenced on 9 September 1991.
     The table below sets forth, for the financial periods indicated, high and low closing prices and average daily trading volumes for the Ordinary Shares as reported by the ASX.

			Average Daily Trading Volume
Period	High Closing Price	Low Closing Price	(Number of Shares)

Ordinary Shares
1998	19.49	14.70	1,726,916
1999	28.69	18.50	1,731,082
2000	27.95	22.54	2,136,170
2001	34.15	26.25	2,892,307
2002	34.76	25.14	3,566,592
2003	32.36	23.20	3,995,429
2004
First Quarter	30.16	27.48	3,644,533
Second Quarter	29.45	27.14	2,723,437
Third Quarter	33.30	29.28	3,906,628
Fourth Quarter	33.51	30.80	3,096,567
2005
First Quarter	32.85	28.87	3,779,385
Second Quarter	32.19	30.20	2,905,462
Third Quarter	37.09	32.06	3,866,186
Forth Quarter	38.38	35.09	2,955,691
June	38.38	37.55	3,303,509
July	39.18	37.63	2,888,872
August	39.48	36.75	4,992,767
September	38.75	37.35	3,304,869
October	38.88	37.00	3,128,997
November	42.00	39.25	3,095,721
     On 30 November 2005, the last sale price of the Ordinary Shares as reported on the ASX was $41.80 per Share. The Bank’s total market capitalisation was $53,862.64 million as at that date.
     The Bank maintains a restricted Rule 144A American Depositary Receipt (‘ADR’) program in the United States evidencing American Depository Shares (‘ADSs’), representing ordinary shares, for which The Bank of New York acts as depositary bank. The ratio of Ordinary Shares per ‘ADS’ is 3:1. Since ADSs are not publicly listed or traded it is not possible to provide accurate market price information with respect to the ADSs.
     On 30 November 2005, there were 710 shareholders with declared addresses in the United States holding 513,634 Ordinary Shares and 1 holder (a nominee company) of ADRs within the United States holding 349,646 ADRs representing 1,048,938 ordinary shares. In addition, there are a number of United States shareholders who hold beneficial ownership in Ordinary Shares through nominee companies located outside the United States.

Shareholding Information
Directors and Senior Management
     The business of the Bank is managed by a Board of Directors presently consisting of 10 Directors who, except for the Chief Executive Officer, are elected on a rotating basis. At each annual general meeting of the Bank’s shareholders, one-third of the Directors, excluding the Chief Executive Officer, retire and are eligible for re-election. The Board of Directors oversees the Bank’s operation both directly and through its committees.
     The members of the Board of Directors and executives who are members of the Senior Executive Committee as at 30 June 2005 are as follows:

Board of Directors
Name	Age	Position	Director Since

J M Schubert (1)	62	Chairman	1991
R J Norris(2)	56	Chief Executive Officer	2005
R J Clairs, AO	67	Director	1999
A B Daniels OAM	70	Director	2000
C R Galbraith, AM	57	Director	2000
W G Kent, AO	69	Director	2000
F D Ryan	62	Director	2000
F J Swan	64	Director	1997
B K Ward	51	Director	1994
S C Kay	44	Director	2003

D V Murray(3)	56	Chief Executive Officer	1992
J T Ralph, AC(4)	72	Chairman	1985
N R Adler, AO(4)	60	Director	1990

(1)	Appointed 5 November 2004

(2)	Commenced 22 September 2005

(3)	Retired 22 September 2005

(4)	Retired 5 November 2004
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
     Previously Mr Cameron was Chief Operating Officer, Wealth Management Division, National Australia Bank. Prior to this he was employed for over ten years with Lend Lease and MLC and has also worked at Barclays Bank and TNT Australia. He is a Fellow of the Australian Institute of Chartered Accountants, a Fellow of CPA Australia, and a Fellow of the Australian Institute of Company Directors.
     Mr Cameron holds a Bachelor of Business Degree. Age 45.
Les Cupper
Group Executive, People Services
     Les Cupper joined the Commonwealth Bank in 1996. He heads People Services responsible for the Bank’s human resource policies and systems.
     Prior to joining the Bank, Mr Cupper held a number of senior human resource and line management roles with CRA Ltd for 12 years.
     Previous to these roles, Mr Cupper held academic appointments in universities in Australia, the UK and USA. He has an Honours degree in Economics and Politics and a Masters in Economics (Industrial Law) and Graduate Diploma in Education from Monash University. Age 56.
Stuart Grimshaw
Group Executive, Wealth Management
     Mr Grimshaw joined the Group in February 2002 as Group Executive, Financial & Risk Management and has been Group Executive, Wealth Management since April 2003.
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
     He has a Bachelor of Commerce & Administration from Victoria University (N.Z.) and a Masters of Business Administration from Melbourne University. He also completed the PMD Course at Harvard University. Age 44.
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
     Mr Harley holds a Bachelor of Economics (honours) and a Bachelor of Laws (honours) from the University of Sydney and a Master of Philosophy in Economics from Cambridge University (UK). Age 43.

Shareholding Information
Michael Katz
Group Executive, Premium Banking Services
     Michael Katz assumed responsibility for the management of Premium Business Services within the Commonwealth Bank Group in May 2004. This business is focused on providing a premium service to the Bank’s non retail client base. It includes the private client business and CommSec equities business. Prior to this role, Mr Katz was the Group Executive responsible for Premium Financial Services business which was created in early 2002. Before this role he was Head of Institutional Banking for eight years from 1993 to 2001. Prior to joining the Bank Mr Katz held positions with Morgan Stanley, Citicorp in Geneva, Switzerland and worked as a faculty associate at the International Management Institute in Geneva.
     He holds a B.Com (Hons) from the University of New South Wales. Age 53.
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
     Mr Mackrell has a Bachelor of Science, a Bachelor of Economics (Hons) and a Master of Commerce degree. Age 56.
Bob McKinnon
Group Executive, Technology Services
     Bob McKinnon joined the Commonwealth Bank in 2000 as General Manager, Group Technology. He was appointed Chief Information Officer in 2002. Prior to joining the Bank Mr McKinnon was the Managing Director and Chief Executive of State Street Australia Limited. During his career, he has also held a variety of senior roles within the Lend Lease Group.
     Mr McKinnon holds a Bachelor of Commerce with merit from the University of NSW and is a member of the Institute of Chartered Accountants in Australia. Age 52.
John O’Sullivan
General Counsel
     John O’Sullivan was appointed General Counsel of the Commonwealth Bank Group in October 2003.
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
     He holds a Bachelor of Arts and a Bachelor of Laws from the University of Sydney and a Master of Laws from London University. Age 51.
Grahame Petersen
Group Executive, Group Strategic Development
     Grahame Petersen was appointed Group Executive, Group Strategic Development in June 2004. This division is responsible for the Bank’s strategic development, mergers and acquisitions and the implementation of the Which new Bank program.
     Mr Petersen has 25 years experience in the finance industry, commencing as a graduate with the Rural Bank of NSW in 1980 and subsequently working with the State Bank of NSW and Colonial Limited.
     He has held senior management roles in business banking, corporate banking, business recovery, retail banking and funds management.
     His experience includes service and sales management, marketing, product management, strategy and change management. Age 46.
Loans to Senior Management
     Loans are made to the Senior Management in the ordinary course of business of the Group and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.
     The Bank believes that its loans to Senior Management do not involve more than normal risk of collectibility or present other unfavourable features.
Compensation
     The aggregate compensation paid by the Bank during Financial Year 2005 to all directors and senior executive officers as a group (21 persons) was $27.2 million.
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
     Executive officers who joined the Group on or after 1 July 1993 are provided with accumulation style superannuation benefits except for those executive officers who joined the Group between 1 July 1993 and 30 June 1997 and who were members of the former CGSSS. The Group provides salary sacrifice superannuation benefits for selected employees, including executive officers. Salary sacrifice superannuation benefits accrued during Financial Year 2005 in respect of executive officers have been included in the above aggregate compensation.
     With the exception of contributions relating to salary sacrifice benefits the Group ceased contributions to the OSF from 8 July 1994. Further, the Group ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997. Under Australian legislation for Financial Year 2005, the Group was required to provide minimum superannuation benefits for non-executive directors under age 70 equal to 9% of their cash remuneration. Benefits funded by the Group during Financial Year 2005 to meet this requirement amounted to $132,339.
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

Shareholding Information
general meeting from time to time. At the annual general meeting of the Bank held in November 2004 the shareholders set a maximum amount of $3,000,000 per year, to be divisible among the non-executive directors as the directors may determine.
Currency of Presentation and Certain Definitions
     The Bank publishes its consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘$’ or ‘A$’ are to Australian dollars. This Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$ 0.7618 = $1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on 30 June 2005.
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
Certain Definitions
     The Bank’s Financial Year ends on 30 June. As used throughout this Annual Report, the Financial Year ended 30 June 2005 is referred to as Financial Year 2005, and other Financial Years are referred to in a corresponding manner.
     ‘Financial Statements’ means the Group’s audited consolidated Statement of Financial Position as of 30 June 2004 and 2005 and consolidated statements of financial performance, cash flows and changes in shareholders’ equity for each of the three years in the period ended 30 June 2005, together with accompanying notes, which are included elsewhere in this Annual Report.
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
Taxation
     This section describes the material Australian and United States federal income tax consequences of owning Ordinary Shares. It applies to you only if you hold your Ordinary Shares as capital assets for tax purposes. For purposes of this discussion, a ‘US Holder’ is any beneficial owner holding Ordinary Shares as a capital asset that is (i) a citizen or resident of the United States, (ii) a corporation created or organised in the United States or under the law of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States

Shareholding Information
persons are authorised to control all substantial decisions of the trust.
     The taxation discussion set forth below does not purport to be a complete technical analysis or listing of all potential Australian or United States tax effects.
     This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
▪	a dealer in securities,
▪	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
▪	a tax-exempt organisation,
▪	a life insurance company,
▪	a person liable for alternative minimum tax,
▪	a person that actually or constructively owns 10% or more of the voting stock of the Commonwealth Bank of Australia,
▪	a person that holds Ordinary Shares as part of a straddle or a hedging or conversion transaction, or
▪	a US Holder (as defined above) whose functional currency is not the U.S. dollar.
     Prospective investors are urged to consult their own tax advisors regarding the United States and Australian tax consequences of owning and disposing of Ordinary Shares.
Australian Taxation
     Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws in force as at the date of this Annual Report, and are subject to any changes in Australian law, and any double taxation convention between the United States and Australia occurring after that date.
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
     Under Australia’s dividend imputation system dividends are ‘franked’ dividends to the extent that they are paid out of income on which Australian income tax has been paid. Where an Australian resident individual shareholder receives a franked dividend, the shareholder receives an imputation credit that can be offset against the Australian income tax payable by the shareholder. Any excess imputation credit is refundable. The amount of the imputation credit is dependent upon the extent to which the dividend is franked. The extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked. Dividends paid to non-resident shareholders are exempt from dividend withholding tax to the extent the dividend is franked. Under the Old Treaty the unfranked portion of the dividend was subject to 15% dividend withholding tax. Under the New Treaty the unfranked portion of the dividend is still generally subject to 15% dividend withholding tax. However, under the New Treaty the withholding tax on the unfranked portion of dividends paid after 30 June 2003 by an Australian resident company to a beneficially entitled company resident in the US who has at least a 10% voting interest in the paying company is limited to 5%.
     Subject to two exceptions, a non-resident disposing of shares in Australian public companies will be free from tax in Australia. The exceptions are as follows:
▪	Shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case any profit on disposal would be assessable to ordinary income tax. Losses would constitute allowable deductions.
▪	Shares held in public companies where such shares represent (or in the past five years have represented) a holding of 10% or more in the issued share capital of the company. In such a case capital gains tax would apply, but not otherwise.
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
Taxation of Dividends
     Under the United States federal income tax laws, if you are a US holder, the gross amount of any dividend paid by the Commonwealth Bank of Australia out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Ordinary Shares generally will be qualified dividend income.

Shareholding Information
     You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US Holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares and thereafter as capital gain.
     Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
     Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007, generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
Taxation of Capital Gains
     If you are a US Holder and you sell or otherwise dispose of your Ordinary Shares, you will recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your Ordinary Shares. The capital gain of a non-corporate US Holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Considerations
     Commonwealth Bank of Australia does not believe that it will be treated as a passive foreign investment company (a ‘PFIC’) for United States federal income tax purposes, and this discussion so assumes, but this is a factual determination that is made annually and thus may be subject to change. If the Commonwealth Bank of Australia were to be treated as a PFIC, a US holder of Ordinary Shares would be subject to certain adverse tax consequences.

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
     The current Constitution was last amended by shareholders at the annual general meeting held on 5 November 2004. The Constitution does not specify the objects and purposes of the Company. Pursuant to section 124 of the Corporations Act, the Company has the legal capacity and powers of an individual person, as well as all the powers of a body corporate.
2	Directors Powers and Qualifications
(a)	Unless permitted by the Corporations Act, no director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a material personal interest (article 11.8(g)). Subject to the ASX Listing Rules, this prohibition does not apply if the directors pass a resolution stating they are satisfied that the interest should not disqualify the director from considering or voting on the matter (article 11.8(h)). If a quorum of directors is not available to consider such a resolution then, subject to the Corporations Act, the prohibition can be relaxed or suspended by an ordinary resolution passed in a general meeting (section 195(4)).
(b)	Subject to the ASX Listing Rules, the non-executive directors’ remuneration is paid by way of fees in such proportion and manner as the directors determine, provided that the aggregate remuneration paid to non-executive directors must not exceed the amount approved from time to time in a general meeting. The directors may approve payment of special remuneration where a director, other than the managing director or an executive director, performs extra services or makes any special exertions for any business or purposes of the Company. In addition, the directors may also be paid an allowance for travelling and other expenses properly incurred by them in attending and returning from meetings or otherwise in connection with the exercise of their powers and the discharge of their duties or the business of the Company (article 11.6).
(c)	The directors may, from time to time, at their discretion, exercise all the powers of the Company to borrow or raise money or charge any property or business of the Company and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person (article 12.1(b)). Subject to the Corporations Act, this article could be changed by a special resolution, that is, a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution (section 136).
(d)	The Constitution does not contain any age limit requirement for the retirement of directors. Similarly, the Corporations Act does not contain any such requirement. The policy of the board of directors of the Company is that a director cannot stand for re-election after attaining the age of 70.
(e)	A director does not need to own shares in the Company as a qualification for office (article 11.3(b)).
3	Rights, Preferences and Restrictions Attaching to Each Class of Shares
     The Company has two classes of shares – ordinary shares and preference shares.
(a)	(i)	The rights attached to ordinary shares include the right to dividends in the event that the directors declare a dividend or determine that a dividend is payable, and fix the amount and the time for payment (article 16.1(a)). All dividends declared or payable but unclaimed may be invested by the directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys (article 16.5(f)).
(ii)	Subject to the Constitution, the ordinary shareholders have the right to vote in person, by representative, attorney or proxy in a general meeting. On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll, each shareholder has one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up on the shares has to the total issue price of the shares at the date the poll is taken. For the purpose of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and the date determined by the directors under regulation 7.11.37 of the Australian Corporations Regulations 2001. One third of current directors (other than the managing director) must retire at each annual general meeting and may be re-elected by ordinary resolution and in accordance with the Constitution (articles 11.1(c) and 11.2(b)).
(b)	The rights attached to the Company’s preference shares are referred to in a prospectus dated 26 February 2001 for the issue of 3.5 million preference shares at an issue price of AUD200 each, payable in full on application. Preference shareholders are entitled to a dividend to be paid in priority to dividends on ordinary shares. In certain limited circumstances, dividends may not be payable. The preference shares are perpetual and exchangeable into ordinary shares in certain circumstances. They are resettable on certain dates. The Company may not issue shares ranking in priority to these shares without prior approval of the holders of preference shares. There is no right to vote at general meetings except in limited circumstances specified in the terms and conditions as set out in the prospectus. The Trust Preferred Securities issued on 6 August 2003, as described on page 227, are exchangeable in certain circumstances for preference shares of the Company that will rank equally with the preference shares described above.
(c)	Dividends are only payable out of the profits of the Company (Corporations Act section 254T).

Additional Information
(d)	In the event of a winding up, ordinary shares rank equally in the division of any surplus. The preference shares rank in priority to ordinary shares for payment of dividends and for a return of capital on a winding up of the Company. If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may determine how the division is to be carried out between the members or different classes of members (article 20).
(e)	Shareholders cannot redeem ordinary shares. Preference shares may be redeemable by the Company in accordance with the terms of issue determined by the directors (article 3.2.6).
(f)	The directors may issue preference shares with such rights to dividends as set out in article 3.2.3 and as specified in the terms of issue, including a right to cumulative or non-cumulative dividends, and in either case with no additional dividend rights or with additional dividend rights in certain circumstances, or the directors may issue preference shares with no right to dividends.
(g)	The holders of fully paid ordinary shares have no further liability to the Company in respect of those shares. Subject to the terms of issue, the holders of partly paid shares are liable to the Company once a call is made for the payment of the unpaid amount (article 4.1).
(h)	There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.
4	Alteration of rights of shareholders
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
(b)	Unmarketable Parcel Rationalisation Scheme

The Constitution contains a scheme whereby the Company can sell the shares of members who hold less than a marketable parcel of shares in the Company as determined by the ASX Listing Rules. The scheme sets out notice requirements that the Company must comply with prior to selling any shares (article 5.4).
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

Additional Information
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

COMMONWEALTH BANK OF AUSTRALIA (Registrant)

By	/s/ Michael Cameron

Name:	Michael Cameron

Title:	Chief Financial Officer

Date:	14 December 2005

Exhibits
Item 19 Index to Exhibits
1.	Constitution as amended as of 5 November 2004.

4.1	Employment Agreement between Commonwealth Bank of Australia and Stuart Ian Grimshaw, dated as of 1 February 2002[1].

4.2	Employment Agreement between Commonwealth Bank of Australia and Peter Leith Polson, dated as of 1 January 2002[2].

4.3	Employment Agreement between Commonwealth Bank of Australia and John O’Sullivan, dated as of 28 April 2003.[3]

4.4	Employment Agreement between Commonwealth Bank of Australia and Grahame Petersen, dated as of 22 June 2004.[4]

4.5	Employment Agreement between Commonwealth Bank of Australia and Hugh Harley, dated as of 13 September 1999, amended 16 October 2002 [5].

4.6	Employment Agreement between Commonwealth Bank of Australia and Michael Cameron, dated as of 6 November 2002 and amended 18 March 2003 and 4 November 2003.[6]

4.7	Employment Agreement between Commonwealth Bank of Australia and Ralph Norris, dated as of 14 June 2005.

4.8	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and John M Schubert, dated as of 14 July 2005.

4.9	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Reg J Clairs, dated as of 14 July 2005.

4.10	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and AB (Tony) Daniels, dated as of 14 July 2005.

4.11	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Colin R Galbraith, dated as of 14 July 2005.

4.12	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and S Carolyn Kay, dated as of 14 July 2005.

4.13	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Warwick G Kent, dated as of 14 July 2005.

4.14	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Fergus D Ryan, dated as of 14 July 2005.

4.15	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Frank J Swan, dated as of 14 July 2005.

4.16	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Barbara K Ward, dated as of 14 July 2005.

4.17	Equity Reward Plan Rules, Exercise and Vesting Conditions, Taxation Information Sheet — Options and Taxation Information Sheet — Shares[7].

8.	List of controlled entities.

11.	Code of Ethics for Senior Financial Officers.[8]

12.	Chief Executive Officer and Chief Financial Officer certifications.

13.	Chief Executive Officer and Chief Financial Officer certifications.

14.	Consent of Ernst & Young.
Copies of any instrument relating to long-term debt of the Commonwealth Bank of Australia that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total combined assets of the Commonwealth Bank of Australia will be furnished to the SEC upon request.

[1]	Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-29152) filed on 18 October 2002.

[2]	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-29152) filed on 18 October 2002.

[3]	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (file No.0-29152) filed on 1 December 2004.

[4]	Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (file No.0-29152) filed on 1 December 2004.

[5]	Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (file No.0-29152) filed on 1 December 2004.

[6]	Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (file No.0-29152) filed on 1 December 2004.

[7]	Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No. 0-219152) filed on 18 October 2002.

[8]	Incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (file No.0-29152) filed on 1 December 2004.

Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place
Sydney NSW 1155
Telephone: (612) 9378 2000
New Zealand
ASB Bank Limited
Level 28, ASB Bank Centre
135 Albert Street, Auckland
Telephone: (649) 377 8930
Facsimile: (649) 358 3511
Managing Director
H Burrett
Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (649) 487 9000
Facsimile: (649) 486 1913
Managing Director
B Chapman
Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (679) 3214 400
Facsimile: (679) 3303 448
Managing Director
M Walsh
China
CBA Representative Office
2909 China World Tower 1
China World Trade Centre
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Group Chief Representative
Y T Au
CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
Group Chief Representative
Y T Au
China Life – CMG Asia Life Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
C Lee
Shanghai
CBA – IFS
Room 3805-3806 Kwah Centre
1010 Huaihai Mid Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
General Manager Business Development
Richard Williamson
Hong Kong
CBA – IFS
1501-1505, Chater House
8 Connaught Road, Central, Hong Kong
Telephone: (852) 2844 7575
Facsimile: (852) 2805 0169
General Manager Business Development
Richard Williamson
Hong Kong
CBA — PBS
1501-05, Chater House
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2845 9194
Regional General Manager Asia
SRJ Holden
CMG Asia Regional Office
12th Floor CMG Asia Tower
The Gateway, 15 Canton Road
Kowloon
Tsimshatsui
Telephone: (852) 2861 4006
Facsimile: (852) 2520 1119
Regional Managing Director
P Fancke
First State Investments (Hong Kong) Limited
Level 6, Three Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Chief Executive Officer, First State International
T Waring
Indonesia
PT Bank Commonwealth
Level 2, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (6221) 5296 1222
Facsimile: (6221) 5296 2293
President Director
S Brewis-Weston
PT Astra CMG Life
11/F Sentra Mulia
Jl. H.R. Rasuna Said, Kav X-6 No 8
Jakarta 12940
Telephone: (6221) 250 0385
Facsimile: (6221) 250 0389
President Director
Malakai Naiyaga
PT First State Investments Indonesia
29th Floor, Gedung Artha Graha
Sudirman Central Business District
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190
Tel: 62 21 515 0088
Tel: 62 21 515 0033
Chief Executive Officer, First State International
T Waring
Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (813) 5400 7280
Facsimile: (813) 5400 7288
General Manager — Japan
L Xia
Singapore
CBA Branch Office
3 Temasek Avenue
#20-01 Centennial Tower
Singapore 039190
Telephone: (65) 6349 7000
Facsimile: (65) 6224 5812
General Manager
Rob Buchan
First State Investments (Singapore) Pte
3 Temasek Avenue
#20-01 Centennial Tower
Singapore 039190
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Chief Executive Officer – L Mann
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
Laurie C Tuzo
Europe
United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
Paul Orchart
First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
Chief Executive Officer, First State International
T Waring
First State Investments (UK) Limited
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44 131) 473 2200
Facsimile: (44 131) 473 2222
Chief Executive Officer, First State International
T Waring