Form 20-F
period 2006-06-30
COMMONWEALTH BANK OF AUSTRALIA
filed 2006-11-14
CIK 8565

UNITED STATES SECURITIES AND EXCHANGE COMMISSON
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 001-02419
Commonwealth Bank of Australia (ABN 48 123 123 124)

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
Commonwealth of Australia

(Jurisdiction of incorporation or organization)
48 Martin Place, Sydney, New South Wales 1155, Commonwealth of Australia

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class	Name of each exchange on which registered

None	Not Applicable

Securities registered or to be registered pursuant to Section 12 (g) of the Act.
Commonwealth Bank of Australia Ordinary Shares

(Title of Class)

(Title of Class)

SEC 1852 (05-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
Commonwealth Bank of Australia Ordinary Shares: 1,282,904,909 Fully Paid Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes            ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
☐ Yes            ☑ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes            ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑                       Accelerated filer ☐                       Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17            ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes            ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court
☐ Yes            ☐ No

Form 20-F Cross Reference Index

Form 20-F Cross Reference Index (for purposes of filing with US Securities and Exchange Commission)	Page

Financial Information Definitions	5
Currency of Presentation Exchange Rates and Certain Definitions	10, 284
Part I
Item 1 Identity of Directors, Senior Management and Advisers (1)
Item 2 Offer statistics and Expected Timetable (1)
Item 3 Key Information	10-14, 40-44, 91-92
Item 4 Information on the company	14-34, 38, 54-58, 180-181, 214-216, 223, 224, 242-243, 318
Item 4A Unresolved Staff Comments (2)
Item 5 Operating and Financial Review and Prospects	7-9, 15-52
Item 6 Directors, Senior Management and Employees	11, 33-34, 56, 59-90, 201-206, 247-251, 282-284
Item 7 Major Shareholders and Related Party Transactions	71-90, 245-251, 284
Item 8 Financial Information	7, 35, 69, 93-276
Item 9 The Offer and Listing	281
Item 10 Additional Information	4, 285-289
Item 11 Quantitative and Qualitative Disclosures about Market Risk	41-42, 228-239
Item 12 Description of Securities Other Than Equity Securities (1)
Part II
Item 13 Defaults, Dividend Arrearages and Delinquencies (3)
Item 14 Material Modifications to the Rights of Security Holders and use of Proceeds (4)
Item 15 Controls and Procedures	64
Item 16A Audit Committee Financial Expert	62
Item 16B Code of Ethics	64
Item 16C Principal Accountant Fees and Services	53, 62-63, 223
Item 16D Exemptions from the Listing Standards for Audit Committee (5)
Item 16E Purchase of Equity Securities by the issuer and Affiliated Purchasers	200
Part III
Item 17 Financial Statements (6)
Item 18 Financial Statements	94-276
Item 19 Exhibits	317
Signatures	316
Consolidated Income Statements for years ended 30 June 2006 and 2005	94
Consolidated Balance Sheets as at 30 June 2006 and 2005	95
Consolidated Statements of Recognised Income and Expense for years ended 30 June 2006 and 2005	96
Consolidated Statements of Cash Flows for years ended 30 June 2006 and 2005	97-98
Notes to the Financial Statements	99-276
Report of Independent Registered Public Accounting Firm	277

(1)	Not required in this Annual Report.

(2)	Item 4A one.

(3)	Item 13 (A) and (B) none.

(4)	Item 14 (A) and (B) none, (C) not applicable, (D) no changes and (E) not applicable.

(5)	Item 16D none.

(6)	Not applicable as item 18 complied with.

Special Note Regarding Forward-Looking Statements
Certain statements under the captions ”Highlights”, “Financial Review”, “Banking Analysis”, “Funds Management Analysis”, “Insurance Analysis”, “Integrated Risk Management”, “Contractual and Commercial Commitments”, “Description of Business Environment”, “Directors’ Details”, “Note 50 Disclosure about Fair Value of Financial Instruments” and elsewhere in this Annual Report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward looking statements including economic forecasts and assumptions and business and financial projections involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include demographic changes, changes in competitive conditions in Australia, New Zealand, Asia, the United States or the United Kingdom, changes in the regulatory structure of the banking, life insurance and funds management industries in Australia, New Zealand, the United Kingdom or Asia, changes in political, social, credit and economic conditions in Australia or New Zealand, legislative proposals for reform of the banking, life insurance and funds management industries in Australia, and various other factors beyond the Group’s control. Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on such forward looking statements.
Details on significant risk factors applicable to the Group are detailed on page 14.
Documents on Display
Documents referred to in this report are available for inspection. Please contact the Company Secretary, Level 7, 48 Martin Place, Sydney, NSW 1155 Australia for further information. In addition, the Group files reports and other information with the US Securities and Exchange Commission (the “SEC”). You can read and copy these reports and other information at the SEC Public Reference Room at 100 F Street, North East, Washington DC 20549 or at the SEC website at www.sec.gov through EDGAR. You can telephone the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.
4       Commonwealth Bank of Australia Form 20-F 2006

Financial Information Definitions
In addition to discussing the Australian equivalent to International Financial Reporting Standards (“AIFRS”) in this annual report, certain “non-GAAP financial measures” of the financial performance and results of the Group (as defined in SEC Regulation G) are included. These non-GAAP financial measures are not calculated in accordance with either AIFRS or US GAAP and are described below. This annual report contains reconciliations of these non-GAAP financial measures to our financial results prepared in accordance with AIFRS.
In this Annual Report, the Group presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with AIFRS. This Annual Report is the first under AIFRS (for more details refer to the Financial Statements, Note 1). The Group also presents its results on a “cash basis”. “Cash basis” is defined by management as net profit after tax and minority interests, before treasury share valuation adjustments and defined benefit superannuation plan expense. Management believes “cash basis” is a meaningful measure of the Group’s performance and provides the basis for the determination of the Bank’s dividends.
The Group presents certain results after adjusting for the impact of the sale of the Hong Kong insurance business – in relation to the profit on the sale of that business, and the ongoing results of the insurance operations after excluding the financial results of the Hong Kong insurance business. Management believes presentation of results after these adjustments provides a more meaningful measure of the Group’s ongoing performance since the Hong Kong insurance business is no longer part of the Group’s business operations.
The Group also presents its earnings per share on a statutory basis and on a cash basis. Earnings per share on a statutory basis are affected by the impact of changes in the treasury share valuation adjustments and defined benefit superannuation plan expense. “Earnings per share (“cash basis”)” is defined by management as net profit after tax and minority interests, before treasury share valuation adjustments and defined benefit superannuation plan expense, divided by the weighted average of the Bank’s ordinary shares outstanding over the relevant period. This measure shows the “cash basis” net profit after tax, as described above, per share.
The Group also presents its dividend payout ratio on a statutory and cash basis. The dividend payout ratio is calculated by dividing the dividends paid on ordinary shares by the net profit after tax (“statutory basis”), net of dividends on other equity instruments. The dividend payout ratio (“cash basis”) is calculated by dividing the dividends paid on ordinary shares by the net profit after tax (“cash basis”), net of dividends on other equity instruments. Similarly, the Group presents “Dividend cover – statutory”, which is net profit attributable to members of the Bank after dividends on other equity instruments divided by dividends on ordinary shares for the financial year, and “Dividend cover – cash”, which is net profit attributable to members of the Bank (“cash basis”) after dividends on other equity instruments divided by dividends on ordinary shares for the financial year. These ratios are provided on both a statutory and cash basis since net profit after tax, the primary component of these ratios, is also presented on a statutory and cash basis, for the reasons described above.
“Operating Expenses – Which new Bank” refers to incremental expenses associated with the Which new Bank Program. These incremental costs principally relate to restructuring and IT development expenses. “Operating expenses – Which new Bank” plus “operating expenses — comparable business” is equal to the AIFRS measure “operating expenses”.
In September 2003, the Group launched its “Which new Bank” customer service vision “To excel in customer service”. The service transformation consisted of three themes; excellent customer service, through engaged people, supported by simple processes.
The Group estimated a spend of $1,480 million over the three Financial Years to 2006. This included $600 million of normal project spend, an additional $620 million in areas such as systems and process simplification, technology and staff training and $260 million invested in the branch network. The completion of all major Which new Bank projects, including the deployment of CommSee across Australia, occurred during Financial Year 2006. There were no incremental Which new Bank expenses in Financial Year 2006.
Management believes it is meaningful to separately present the incremental operating expenses attributable to the Which new Bank Program in an analysis of our results as excluding those expenses provides a basis of comparison of the Group’s comparable businesses for each financial year.
The Group presents an Adjusted Common Equity ratio (the “ACE ratio”). The ACE ratio is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating and is calculated in accordance with Standard & Poor’s methodology. The ACE ratio has been provided in response to an increased focus by equity analysts on this measure and to permit comparability by investors with other financial institutions. The ACE ratio is calculated in accordance with Standard & Poor’s methodology. For the Group’s calculation of the ACE ratio refer to Note 35 to the Financial Statements
Commonwealth Bank of Australia Form 20-F 2006       5

AIFRS Transition
The consolidated Financial Statements of the Group for the years ended 30 June 2006 and 2005 comply with current Australian Accounting Standards, which consist of Australian equivalents to International Financial Reporting Standards (“AIFRS”).
The basis of the AIFRS standards are the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. As a result of complying with AIFRS, the Group accounts also comply with IFRS, and interpretations adopted by the International Accounting Standards Board.
The accounting policies of the Group have changed significantly in this transition to the adoption of AIFRS. These changes are summarised in Note 1 to the Financial Statements.
The accounting policies which have changed as a result of the adoption of AIFRS have been applied retrospectively and consistently by the Group to all periods presented in the Financial Statements and in preparing an opening AIFRS Balance Sheet at 1 July 2004, except for the following standards which were adopted and applied from 1 July 2005 onwards as permitted by AIFRS:
(i) AASB 132 Financial Instruments – Disclosure and Presentation;
(ii) AASB 139 Financial Instruments – Recognition and Measurement;
(iii) AASB 4 Insurance Contracts;
(iv) AASB 1023 General Insurance Contracts; and
(v) AASB 1038 Life Insurance Contracts.
This means that, for significant segments of the Group’s business, involving financial instruments and life insurance products, the financial results for Financial Year 2006 are not prepared on a consistent basis with Financial Year 2005. As a result there are certain differences between financial results of the two years, which are referred to in this Annual Report as “AIFRS Transition” issues.
Appendices A and B contain certain financial information based on Australian GAAP as it applied prior to the adoption of AIFRS (“AGAAP”). AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.
6      Commonwealth Bank of Australia Form 20-F 2006

Highlights
(Except where otherwise stated, all figures relate to the Financial Year ended 30 June 2006 and comparatives for the profit and loss are to the Financial Year ended 30 June 2005. ‘$’ and ‘A$’ refer to Australian dollars, while ‘US$’ refers to US dollars. Reference to ‘Group’ means all banking, insurance and funds management operations of the Commonwealth Bank Group. Reference to ‘Bank’ means the banking operations only of the Group.
These “Highlights” contain certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.)
Financial Year 2006 v Financial Year 2005
Financial Performance and Business Review
The Group’s net profit after tax (“statutory basis”) increased by 16% to $3,928 million for the year ended 30 June 2006.
Net profit after tax (“cash basis”) increased by 16% to $4,053 million compared with $3,492 million in the prior year. Excluding the profit from the sale of the Hong Kong insurance business this cash basis net profit after tax increased 12% to $3,908 million.
The performance over the year was supported by:
•	Strong growth in banking income, following average interest earning asset growth of 12% to $275 billion and net interest margin contraction of nine basis points;
•	Growth in Funds under Administration of 23% to $152 billion supported by both strong inflows and continued strength in investment markets;
•	Higher operating margins and favourable insurance claims experience, offset by lower investment returns on Shareholder funds;
•	Continued strength in credit quality across the portfolio; and
•	Expense growth of 2% with continued productivity improvements.
The Group’s results include the full impact of the adoption of AIFRS from 1 July 2005. Comparative figures have also been adjusted to an AIFRS basis, other than for the impact of those standards related to financial instruments and insurance. Most significantly, the 2006 Financial Statements include a $123 million expense associated with distributions on hybrid financial instruments. Changes to the Group’s accounting policies and explanations of the key changes are covered in Note 1 to the Financial Statements on pages 99 to 134.
Financial Condition
The Group’s assets increased by $32 billion to $369 billion (2005: $337 billion) over the year.
Total lending assets increased by $30 billion from $236 billion to $266 billion at 30 June 2006, reflecting growth across a range of lending products.
The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 7.46% to 7.56% during the year reflecting the issue of hybrid securities during the second half of the financial year. The Total Group Capital Ratio decreased from 9.75% at 30 June 2005 to 9.66% at 30 June 2006 primarily due to the growth in Risk Weighted Assets. Risk Weighted Assets increased from $190 billion to $216 billion at 30 June 2006 primarily due to strong growth in lending assets particularly in the business/corporate sector. The Bank’s credit ratings remained unchanged.
The Bank adopted AIFRS on 1 July 2005. APRA required reporting under the previous Australian GAAP (“AGAAP”) to continue for regulatory capital purposes until the introduction of revised prudential standards which take effect on 1 July 2006.
The revised prudential standards that apply from 1 July 2006 will impact the Group’s Tier 1 Capital and Capital Base. (1) However, APRA has granted transition relief in relation to changes to its prudential regulations from 1 July 2006, until 31 December 2007.
A number of significant capital management initiatives were undertaken to actively manage the Bank’s Tier One capital during the year, including the Dividend Reinvestment Plans (“DRP”), issue of Tier One hybrid capital, issue of PERLS III to replace expiring PERLS instruments, and completion of a $500 million on-market share buyback.
As required by APRA, the Bank’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Bank’s Capital Ratios. The Bank’s insurance and funds management companies held an estimated $642 million excess over regulatory capital requirements at 30 June 2006 in aggregate.
The Bank has an integrated risk management framework to identify, assess and manage risks in the business. The Bank believes its risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic capital required. This risk framework is described more fully in the Integrated Risk Management section of this report as detailed on pages 40 to 44.
Dividends
The final dividend declared is 130 cents per share which takes the full year dividend to a record of 224 cents, an increase of 27 cents or 14% on the prior year. The dividend payment was fully franked and was paid on 5 October 2006 to owners of ordinary shares at the close of business on 18 August 2006 (“record date”). Shares were quoted ex–dividend on 14 August 2006.
The Bank’s dividend policy does not target specific payouts for future periods. In determining dividends for particular periods, the Directors have regard to actual and projected net profit after tax (“cash basis”) and a range of business, economic, regulatory and other factors affecting and expected to affect the Bank. For additional detail regarding regulatory factors affecting the payment of dividends, see “Liquidity and Capital Resources – Dividends” on page 35.
Outlook
The Australian economy performed well in the 2006 Financial Year. Business credit growth has been solid, supported by infrastructure and capacity expansion while consumer credit growth moderated.
The overall environment for the financial services industry is expected to remain highly competitive and as a result margin pressure is expected to continue. Australian credit quality, high employment levels and business confidence are strong and provide a positive outlook. Economic growth is likely to remain solid although higher oil prices, increasing domestic and international interest rates, geopolitical instability particularly in the Middle East and the health of the Chinese economy are all factors which could potentially impact the Australian economy.
Going into the new financial year, the Group remains confident that it will be a tougher competitor and will continue to deliver both revenue growth and productivity improvements.
(1)	Total of Tier 1 and Tier 2 Capital less deductions.
Commonwealth Bank of Australia Form 20-F 2006       7

Highlights

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Group Performance Summary	$M	$M	Jun 05%

Net interest income (1)	6,514	6,026	8
Other banking income (1)	3,036	2,845	7

Total Banking Income	9,550	8,871	8
Funds management income	1,543	1,247	24
Insurance income	742	747	(1)

Total Operating Income	11,835	10,865	9
Shareholder investment returns	101	237	(57)
Profit on sale of the Hong Kong insurance business	145	—	—

Total Income	12,081	11,102	9
Operating expenses	5,994	5,719	(5)
Which new Bank (2)	—	150	—

Total Operating Expenses	5,994	5,869	(2)
Bad debts expense	398	322	(24)

Net profit before income tax	5,689	4,911	16
Corporate tax expense	1,605	1,409	(14)
Minority interests (3)	31	10	large

Net profit after tax (“cash basis”)	4,053	3,492	16
Defined benefit superannuation plan expense	(25)	(53)	53
Treasury shares	(100)	(39)	large

Net profit after tax (“statutory basis”)	3,928	3,400	16

Represented by:
Banking	3,203	2,782	15
Funds management	309	309	—
Insurance	416	309	35

Net profit after tax (“statutory basis”)	3,928	3,400	16

(1)	Due to a change in accounting policy regarding classification of interest expense on certain non traded derivatives (i.e. all interest expense on unhedged variable to variable cross currency swaps was reclassified from Other Banking Income to Net Interest Income), a reclassification of $29 million between Net Interest Income and Other Banking Income occurred in Financial Year 2006. There was no impact on total banking income or on profit.

(2)	Which new Bank, refers to incremental expenses associated with the Which new Bank program.

(3)	Minority interests includes preference dividends paid to holders of preference shares in ASB Capital.

	Full Year Ended
			Jun 06 vs
Shareholder Summary	30/06/06	30/06/05	Jun 05%

Dividend per share – fully franked (cents)	224	197	14
Dividend cover – statutory (times) (1)	1.4	1.3	n/a
Dividend cover – cash (times) (2)	1.4	1.3	n/a
Earnings per share (cents)
Statutory – basic	308.2	259.6	19
Statutory – fully diluted	303.1	255.3	19
Cash basis – basic	315.9	264.8	19
Cash basis – fully diluted	310.5	260.5	19
Dividend payout ratio (%)
Statutory	73.3	77.0	(370)bpts
Cash basis	71.0	74.9	(390)bpts
Weighted avg no. of shares – statutory basic (M)	1,275	1,260	1
Weighted avg no. of shares – cash basic (M)	1,283	1,269	1
Return on equity – cash (%)	21.3	18.8	250bpts

(1)	Net profit attributable to members of the Bank after preference share dividends divided by dividends on ordinary shares for the financial year.

(2)	Net profit attributable to members of the Bank (“cash basis”) after preference share dividends divided by dividends on ordinary shares for the financial year.
Capital Management
The Group believes that it maintains a strong capital position. This is reflected in its credit ratings which remained unchanged for the 2006 Financial Year.

Credit Ratings	Long–term	Short–term	Affirmed

Fitch Ratings	AA	F1+	Jun 06
Moody’s Investor Services	Aa3	P-1	Jun 06
Standards & Poor’s	AA-	A-1+	Jun 06

Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, suspended or withdrawn at any time. Additional information regarding the Bank’s capital is disclosed in Note 35 to the Financial Statements.
8       Commonwealth Bank of Australia Form 20-F 2006

Highlights

	As at
	30/06/06	30/06/05	Jun 06 vs
Balance Sheet Summary	$M	$M	Jun 05%

Lending assets (1)	266,096	235,862	13

Total assets	369,103	337,404	9
Total liabilities	347,760	314,761	10

Shareholders’ Equity	21,343	22,643	(6)

Assets held and funds under administration
On-Balance Sheet:
Banking assets	340,254	304,620	12
Insurance funds under administration	20,792	22,959	(9)
Other insurance and internal funds management assets	8,057	9,825	(18)

	369,103	337,404	9
Off-Balance Sheet:
Funds under administration	130,721	100,105	31

	499,824	437,509	14

(1)	Lending assets comprise Loans, Advances, and Other Receivables (gross of provisions for impairment and excluding securitisation) and bank acceptances of customers.

	Full Year Ended
			Jun 06 vs
Key Performance Indicators	30/06/06	30/06/05	Jun 05%

Banking
Net profit after tax (“statutory basis”) ($M)	3,203	2,782	15
Net interest margin (%)	2.34	2.43	(9)bpts
Average interest earning assets ($M) (1)	274,798	244,708	12
Average interest bearing liabilities ($M) (1)	255,100	255,597	14
Expense to income (%)	47.7	50.6	6

Funds Management
Net profit after tax (“statutory basis”) ($M)	309	309	—
Operating income to average funds under administration (%)	1.12	1.08	4bpts
Funds under administration – spot ($M)	151,513	123,064	23
Expense to average funds under administration (%)	0.71	0.72	1

Insurance
Net profit after tax (“statutory basis”) ($M)	416	309	35
Inforce premiums ($M)	1,223	1,265	(3)
Expense to average inforce premium (%)	36.7	45.5	19

Capital Adequacy
Tier 1 (%)	7.56	7.46	10bpts
Total (%)	9.66	9.75	(9)bpts
Adjusted Common Equity (%) (2)	4.50	4.91	(41)bpts

(1)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Note 4 to the Financial Statements, Average Balance Sheet.

(2)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Group’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology.

Important Dates for Shareholders

Ex-Dividend Date	14 August 2006
Record Date	18 August 2006
Final Dividend Payment	5 October 2006
Annual General Meeting	3 November 2006
2007 Interim Results Announced	14 February 2007

Commonwealth Bank of Australia Form 20-F 2006     9

Financial Review

	Full Year Ended 30 June(1)
	2006	2006	2005
		(A$ millions, except
Selected Consolidated Income Statement Data	US$M (3)	where indicated)

AIFRS
Interest income	14,666	19,758	16,781
Interest expense	9,831	13,244	10,755
Net interest income	4,835	6,514	6,026
Charge for bad and doubtful debts	295	398	322
Non interest income	4,285	5,772	5,252
Operating expenses	4,475	6,029	5,944
Operating profit before income tax	4,349	5,859	5,012
Income tax expense attributable to operating profit	1,410	1,900	1,602
Operating profit after income tax	2,939	3,959	3,410
Outside equity interests	(23)	(31)	(10)
Net Income	2,916	3,928	3,400

Dividend declared ($)	1,253	1,688	1,434
Weighted average number of shares (basic)	1,275	1,275	1,260
Earnings per share, basic (cents)	228. 8	308. 2	259.6
Earnings per share, fully diluted (cents)	225. 0	303. 1	255.3
Dividends per share (cents)	166. 3	224	197
Dividends payout ratio (%) (2)	73. 3	73. 3	77.0

	Full Year Ended
	2006	2006	2005	2004	2003	2002
	US$M (3)	(A$ millions, except where indicated)

Adjusted for US GAAP
Operating profit after income tax	1,771	2,370	3,553	2,043	3,000	1,682
Earnings per share (cents) – basic	139. 0	185. 9	271. 6	158. 3	235. 7	131.5
Earnings per share (cents) – diluted	138. 2	184. 9	266. 9	158. 2	235. 6	131.3

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result only the 2006 and 2005 results are presented on an AIFRS basis, and figures for 2004, 2003 and 2002 are not directly comparable. Unadjusted figures for 2004, 2003 and 2002 are included within Appendix A to this report for information.

(2)	Dividends per share divided by earnings per share.

(3)	US$ translated from A$ at 30 June 2006 (see period end rate for Financial Year 2006 in the table below).
Exchange Rates
For each of the Group’s financial years indicated, the period end and average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) are set out below, together with the high and low rates for the previous six months.

	Full Year Ended
	2006	2005	2004	2003	2002
	(expressed in US dollars per $1.00)

Period End	0.7423	0.7618	0.6952	0.6713	0.5628
Average Rate	0.7475	0.7534	0.7192	0.5897	0.5236
The Noon Buying Rate on 31 October 2006 was US$0.7743 = A$1.00.

	October	September	August	July	June	May	April
	(expressed in US dollars per $1.00)

High	0.7743	0.7704	0.7699	0.7664	0.7527	0.7781	0.7593
Low	0.7434	0.7461	0.7568	0.7407	0.7284	0.7509	0.7177

10       Commonwealth Bank of Australia Form 20-F 2006

Financial Review

	Full Year Ended 30 June
	2006	2006	2005
		(A$ millions, except
Consolidated Balance Sheet Data (1)	US$M (6)	where indicated)

AIFRS
Assets
Cash and liquid assets	3,809	5,131	6,055
Receivables due from other financial institutions	5,276	7,107	6,087
Assets at fair value through the income statement:
Trading	11,697	15,758	14,631
Insurance	18,140	24,437	27,484
Other	2,185	2,944	—
Derivative assets	7,182	9,675	—
Available-for-sale investments	8,316	11,203	—
Investment securities	—	—	10,838
Loans, advances and other receivables	192,386	259,176	228,346
Bank acceptances of customers	13,592	18,310	16,786
Investment property	192	258	252
Property, plant and equipment	975	1,314	1,132
Investments in associates	141	190	52
Intangible assets	5,797	7,809	7,656
Deferred tax assets	482	650	651
Other assets	3,816	5,141	17,434

Total Assets	273,985	369,103	337,404

Liabilities
Deposits and other public borrowings	128,586	173,227	168,026
Payables due to other financial institutions	8,302	11,184	8,023
Liabilities at fair value through the income statement	10,252	13,811	—
Derivative liabilities	8,032	10,820	—
Bank acceptances	13,592	18,310	16,786
Current tax liability	281	378	833
Deferred tax liability	992	1,336	921
Other provisions	609	821	871
Insurance policy liabilities	16,498	22,225	24,694
Debt issues	58,338	78,591	70,765
Managed fund units on issue	823	1,109	—
Bills payable and other liabilities	4,493	6,053	17,551

Total Liabilities	250,797	337,865	308,470

Loan capital (2)	7,345	9,895	6,291

Total liabilities and loan capital	258,142	347,760	314,761

Net Assets	15,843	21,343	22,643

Total Shareholders’ Equity (3)	15,843	21,343	22,643
Preference share capital	—	—	687
Other equity instruments	697	939	1,573

Total Shareholders’ Equity excluding hybrid financial instruments	15,146	20,404	20,383

	2006	2006	2005	2004	2003	2002
	US$M (6)	(A$ millions, except where indicated)

Adjusted for US GAAP
Total Assets	265,190	357,254	327,591	303,437	264,387	247,563
Shareholders’ Equity (4)	13,394	18,044	18,705	17,504	17,291	16,299
Consolidated Operating Data (number) (at year end)
Full time staff equivalent (5)		36,664	35,313	36,296	35,845	37,245
Branches/service centres (Australia)		1,005	1,006	1,012	1,014	1,020
Agencies (Australia)		3,836	3,864	3,866	3,893	3,936

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result only the 2006 and 2005 results are presented on an AIFRS basis, and figures for 2004, 2003 and 2002 are not directly comparable. Unadjusted figures (presented on an AGAAP basis) for 2004, 2003 and 2002 are included within Appendix A to this report for information. AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.

(2)	Represents interest bearing liabilities qualifying as regulatory capital.

(3)	Includes minority interests (see Note 34 to the Financial Statements for details).

(4)	Exclusive of minority interest.

(5)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.

(6)	US$ translated from A$ at 30 June 2006 (see period end rate for Financial Year 2006 in the table on page 10).
Commonwealth Bank of Australia Form 20-F 2006       11

Financial Review

	Full Year Ended 30 June
	2006	2006	2005
		(A$ millions, except
Consolidated Ratios and Operating Data	US$M (7)	where indicated)

AIFRS
Profitability
Net interest margin (%) (1)		2.34	2.43
Interest spread (%) (2)		1.98	2.08
Return on average Shareholders’ Equity (%) (3)		20.4	18.2
Return on average total assets (%) (3)		1.1	1.1

Productivity
Total operating income per full time (equivalent) employee ($)	244,592	329,506	314,388
Staff expense/total operating income (%) (4)		23.4	24.1
Total operating expenses excluding goodwill amortisation/total operating income (%) (4)		49.6	52.9
Ratio of earnings to fixed charges (5)		1.4	1.5

Capital Adequacy (at year end)
Risk weighted assets	160,662	216,438	189,559
Tier 1 capital	12,140	16,354	14,141
Tier 2 capital	4,992	6,725	6,087
Total capital (6)	15,526	20,916	18,479
Tier 1 capital/risk weighted assets (%)		7.56	7.46
Tier 2 capital/risk weighted assets (%)		3.10	3.21
Total capital/risk weighted assets (%)		9.66	9.75
Average Shareholders’ Equity/average total assets (%)		5.4	5.6

	Full Year Ended
	2006	2005	2004	2003	2002

Adjusted for US GAAP
Net Income as a percentage of year end:
Total assets	0.66	1.08	0.67	1.13	0.68
Shareholders’ Equity	13.13	19.00	11.67	17.35	10.32
Dividends as a percentage of Net Income	70.40	40.35	64.37	35.52	116.36
Shareholders’ Equity as a percentage of total assets	5.05	5.71	5.77	6.54	6.58

Ratio of earnings to fixed charges (5)	1.3	1.5	1.4	1.6	1.4

(1)	Net interest income divided by average interest earning assets for the year.

(2)	Difference between the average interest rate earned and the average interest rate paid on funds.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average Shareholders’ Equity and average total assets respectively.

(4)	Total operating income represents net interest income before deducting charges for bad and doubtful debts plus non interest income.

(5)	Net profit before tax and fixed charges (interest expense and rental costs) divided by fixed charges.

(6)	Represents Tier 1 capital and Tier 2 capital less deductions under statutory guidelines imposed by APRA. Refer note 35 of the Financial Statements for further details.

(7)	US$ translated from A$ at 30 June 2006 (see period end rate for Financial Year 2006 in the table on page 10).
12       Commonwealth Bank of Australia Form 20-F 2006

Financial Review

	Full Year Ended 30 June
	2006	2006	2005
		(A$ millions, except
Consolidated Ratios and Operating Data (1)	US$M (8)	where indicated)

AIFRS
Asset Quality Data (2)
Non accrual loans (3)	242	326	395
Total impaired assets (4)	242	326	376
Specific provisions for impairment (5)	n/a	n/a	157
General provisions for impairment (5)	n/a	n/a	1,390
Individually assessed provisions for impairment	127	171	157
Collective provisions for impairment	776	1,046	1,390
Net impaired assets (net of interest reserved)	115	155	219
Total provisions for impairment/average credit risk (%) (6)		0.4	0.5
Charge for bad and doubtful debts/average credit risk (%) (6)		0.1	0.1
Gross impaired assets/credit risk (%) (7)		0.1	0.1
Net impaired assets/total Shareholders’ Equity (%)		0.7	1.0
General provision for impairment/risk weighted assets (%)		n/a	0.7
Collective provision for impairment/risk weighted assets (%)		0.5	n/a

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result only the 2006 and 2005 results are presented on an AIFRS basis, and figures for 2004, 2003 and 2002 are not directly comparable. Unadjusted figures (presented on an AGAAP basis) for 2004, 2003 and 2002 are included within Appendix A to this report for information. AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.

(2)	All impaired asset balances and ratios are net of interest reserved.

(3)	Non accrual facilities comprise any credit risk exposure where a specific provision for impairment has been raised, or is maintained on a cash basis because of significant deterioration in the financial position of the borrower, or where loss of principal or interest is anticipated.

(4)	Total impaired assets comprise non accrual loans, restructured loans, Other Real Estate Owned (OREO) assets and Other Assets Acquired Through Security Enforcement (OAATSE).

(5)	Upon transition to AIFRS, since 1 July 2005 impairment provisions have been assessed under AIFRS, which does not distinguish between “specific” and “general” provisions for impairment, as was the case under AGAAP. In accordance with AIFRS transitional rules the 30 June 2005 provisions have not been retrospectively restated for AIFRS. Refer to page 6 for further details.

(6)	Average credit risk is based on gross credit risk less unearned income. Averages are based on current and previous year end balances.

(7)	Gross credit risk less unearned income.

(8)	US$ translated from A$ at 30 June 2006 (see period end rate for Financial Year 2006 in the table on page 10).
Summary Cash Flow Data
Further details of the Bank’s cash flow are on pages 97 to 98 and 252 to 253.

	Full Year Ended 30 June
	2006	2006	2005
Summary Cash Flow	US$M (1)	$M	$M

Net Cash provided by/(used in) operating activities	866	1,166	(336)
Net Cash (used in) investing activities	(289)	(390)	801
Net Cash provided by Financing Activities	(10)	(14)	(2,188)

Net (decrease)/increase in cash and cash equivalents	566	762	(1,723)
Cash and Cash Equivalents at beginning of period	947	1,276	2,999
Cash and Cash Equivalents at end of period	1,513	2,038	1,276

(1)	US$ translated from A$ at 30 June 2006 (see period end rate for Financial Year 2006 in the table on page 10).
Commonwealth Bank of Australia Form 20-F 2006       13

Financial Review
Forward-Looking Statements
This “Financial Review” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Segment Performance
Performance summaries for the major segments of the Group (Banking, Funds Management and Insurance) for Financial Years 2005 and 2006 are set forth on pages 15 to 31, and are detailed in Note 37 to the Financial Statements.
Risk Factors
This section describes the principal risk factors that could materially affect the Group’s businesses, its revenues, operating income, Net Income, net assets, liquidity and capital resources. The factors below should be considered in connection with the special note regarding forward-looking statements on page 4 and the Integrated Risk Management section as detailed on pages 40 to 44. The Integrated Risk Management section provides details on how the Group manages its risks in respect of credit, market, operational, life insurance, and derivatives exposures.
A downturn in the Australian and New Zealand economies could adversely impact our results
As a financial group whose core businesses are banking, insurance and funds management, the performance of the Group is primarily dependent on the state of the Australian and New Zealand economies, customer confidence and prevailing market rates. The results of the Group in recent years have benefited from historically high rates of growth of the Australian and New Zealand economies, low unemployment and historically low rates of inflation. We can give no assurances as to the likely future states of the Australian and New Zealand economies, which can be influenced by many factors outside of our control.
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
The requirement to maintain certain levels of Tier 1 and Tier 2 eligible capital determines the level of lending activity, or, alternatively, requires the issue of additional equity capital or subordinated debt, which are additional sources of funds to the Group. Any change in regulation, including changes that increase the level of regulatory capital the Group is required to maintain could have an adverse impact on the Group’s results of operations.
In June 2004, the Basel Committee on Banking Supervision (“Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. Further details on Basel II and other regulatory changes are contained in Capital Adequacy — Regulatory Changes on page 207 to 211 of this report.
Market risks, interest rate and currency risk could adversely impact our results
The Group is subject to the risks typical of banking, insurance and funds management activities, such as interest rate fluctuations, exchange rate variations and capital and equity market volatility. Many of these risks are outside the control of the Group. The results of our banking and insurance operations are affected by our management of interest rate sensitivity. Activity in the securities markets generally also affects our banking, funds management and insurance business. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices or the value of real estate assets. For a description of these specific risks, see Note 43 to the Financial Statements.
Liquidity and funding risks, operational risk and life insurance risk could adversely impact our results
The Group is subject to liquidity and funding risks, operational risk and life insurance risks. These risks are described in detail under ‘Integrated Risk Management’ commencing on page 40.
We face intense competition, which could adversely impact our results
The Group faces intense competition in all of its principal areas of operation and geographical markets, particularly in Australia and New Zealand. Competition in the banking and funds management markets has, however, had the most significant effect on the Group’s results and operations. Further details on the competition faced by the Group are detailed in ‘Competition’ on pages 55 and 56 of this report
14       Commonwealth Bank of Australia Form 20-F 2006

Banking Analysis
Forward-Looking Statements
This “Banking Analysis” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Financial Performance and Business Review
Performance Highlights
For the Financial Year 2006 net profit after tax (“statutory basis”) of $3,203 million for the Banking business increased 15% on the prior year.
The performance during the year was underpinned by:
•	Continued strong volume growth in home loans, up 10% since June 2005 to $155 billion;
•	Domestic deposit volume growth of 7% since June 2005 to $151 billion including 11% growth in savings accounts;
•	Significant improvement in business lending volumes, up 20% since June 2005 to $76 billion;
•	Net interest margin decreased nine basis points over the year in a competitive market;
•	Operating expenses increased 4% compared with the prior year; and
•	Credit quality of the overall portfolio remaining sound.
More comprehensive disclosure of business highlights by key product category is contained on pages 19 to 24.
Net Interest Income
Net interest income for Financial Year 2006 increased by 8% to $6,514 million. The growth was driven by an increase in average interest earning assets of 12% offset by a nine basis point reduction in net interest margin. The introduction of AIFRS has not had a material impact on the growth rates for the year.
Average Interest Earnings Assets
Average interest earning assets increased by $30 billion over the financial year to $275 billion, reflecting a $27 billion increase in average lending interest earning assets and a $3 billion increase in average non-lending interest earning assets.
Home lending growth continued to be the largest contributor to the increase in average interest earning assets. Average home loan balances increased by 12% since 30 June 2005. Following a slight decline in the six months to 31 December 2005, the Group’s share of the Australian home loan market (Lending volume in dollars, source: APRA) remained stable over the second half of the financial year. In New Zealand, ASB Bank continued to grow ahead of the industry (source: Reserve Bank of New Zealand).
Personal Lending average balances increased by 11% during the Financial Year 2006. This result has been driven by strong growth in margin loans. Credit card and personal loan growth has been impacted by the repayment of low margin student loans and strong price based competition particularly in credit cards.
Average balances for Business, Corporate and Institutional lending increased 17% during the Financial Year 2006, due to strong business and corporate lending together with increases in Bills of Exchange and structured deals.
Net Interest Margin
Net interest margin of 2.34% decreased nine basis points during the Financial Year 2006. The key drivers of the margin reduction were:
AIFRS: impact of introduction of AIFRS (specifically reclassification of hybrid instruments as debt) resulted in increased volatility contributing to a reduction of two basis points.
Pricing: includes asset and deposit price margin which contributed a reduction of three basis points. Most of the price margin pressure was due to strong competition in the business and corporate segment. Both home loan and deposit margins were relatively stable over the year;
Funding mix: average lending asset growth of 13% continues to outpace average retail deposit growth of 8%, resulting in a greater reliance on wholesale funding which has moved from 43% in June 2005 to 45% in June 2006. The change in funding mix resulted in a two basis point margin contraction; and
Asset mix: strength in business and corporate lending out-paced home loan growth. This increased total margin by one basis point. Average non lending interest earning assets increased by $3 billion resulting in margin reduction of three basis points.
NIM Movement in Financial Year 2006
Additional information, including the average Balance Sheet, is set out in Note 4 to the Financial Statements.
Commonwealth Bank of Australia Form 20-F 2006       15

Banking Analysis

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%

Net interest income	6,514	6,026	8
Other banking income	3,036	2,845	7

Total banking income	9,550	8,871	8
Operating expenses	4,558	4,380	(4)
Which new Bank (1)	—	112	—

Total operating expenses	4,558	4,492	(1)
Bad debts expense	398	322	(24)

Net profit before income tax	4,594	4,057	13
Income tax expense	1,339	1,220	(10)
Minority interests	28	3	large

Net profit after tax (“cash basis”)	3,227	2,834	14

Defined benefit superannuation plan expense	(24)	(52)	53

Net profit after tax (“statutory basis”)	3,203	2,782	15

(1)	Which new Bank, refer to incremental expenses associated with the Which new Bank program.

Productivity and other measures

Net interest margin (%)	2.34	2.43	(9)bpts
Expense to income (%)	47.7	50.6	6
Effective corporate tax rate (%)	29.1	30.1	(100)bpts

Total Banking Net Profit After Tax (“Statutory Basis”)

Australian Retail Products	1,794	1,589	13
Premium, Business & Corporate and Institutional Products	1,038	1,009	3
Asia Pacific	364	291	25
Which new Bank expenses	—	(79)
Other	7	(28)	29

Total Banking Net profit After Tax (“Statutory Basis”)	3,203	2,782	11

	Full year
	30/06/06	30/06/05	Jun 06 vs
Other Banking Income	$M	$M	Jun 05%

Commissions	1,635	1,545	6
Lending fees	800	733	9
Trading income	505	440	15
Other income	175	127	38

	3,115	2,845	9
Non trading derivatives	(79)	—	—

Other banking income	3,036	2,845	7

During the Financial Year 2006 other banking income increased 7% to $3,036 million compared with $2,845 million in the prior year.
The introduction of AIFRS requires certain derivatives to be continually measured at fair value which may result in increased volatility in Other Banking Income in future periods.
Other Banking Income
Factors impacting Other Banking Income were:
•	Commissions: increased by 6% on the prior year to $1,635 million. The increase was mainly driven by volume increases including a 30% increase in CommSec (retail securities broking business) trading volume;
•	Lending fees: increased by 9% compared with the prior year to $800 million. After adjusting for AIFRS Transition, which required $25 million of net fee income to be deferred, lending fee growth was up 13% compared with the prior year. The result was driven by an increase in lending volumes in the business and corporate lending portfolios together with higher volumes in overdraft facilities;
•	Trading income: increased 15% on the prior year to $505 million reflecting favourable market conditions; and
•	Other income: increased by $48 million on the prior year. The current year includes $32 million in relation to the Mastercard initial public offering. The prior year includes $52 million relating to tax consolidation legislation impacting the leasing business. Excluding these items, the increase of $68 million was mainly due to structured transactions and leasing income.
16       Commonwealth Bank of Australia Form 20-F 2006

Banking Analysis
Operating Expenses
Operating expenses within the Banking business increased by 4% to $4,558 million during the Financial Year 2006. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting labour market movements and other inflation-related expense increases;
•	Commencement of a number of projects supporting the strategic priorities of the Bank (including customer service and business banking initiatives) totalling $40 million; partly offset by
•	Ongoing realisation of expense savings as a result of efficiency initiatives implemented as part of the Which new Bank program.
Banking Expense to Income Ratio
The Banking operating expense to income ratio improved from 50.6% in the Financial Year 2005, to 47.7% in the Financial Year 2006. The improvement reflects strong income growth and good expense control, including the ongoing realisation of Which new Bank savings.
Bad Debts Expense
The total charge for Bad Debts for the Financial Year 2006 was $398 million, which is 18 basis points of Risk Weighted Assets, up 1 basis point from the prior year. This was the first year where provisions were calculated in accordance with AIFRS.
Gross impaired assets were $326 million as at 30 June 2006, compared with $395 million at June 2005.
The Bank believes it remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 373%.
Taxation Expense
The corporate tax charge for the Financial Year 2006 was $1,339 million, an effective tax rate of 29.1% compared with 30.1% in the prior year.
Provisions for Impairment
Impairment provisions as at 30 June 2006 have been assessed under AIFRS, which does not distinguish between “specific” and “general” provisions for impairment as was the case under AGAAP. The 30 June 2005 provisions have not been restated for AIFRS.
Total provisions for impairment at 30 June 2006 were $1,217 million excluding the pre-tax equivalent General Reserve for Credit Losses ($500 million). The addition of the collective provision and General Reserve for Credit Losses (which is required by APRA) is 0.71% expressed as a percentage of risk weighted assets. The current level continues to reflect:
•	A major portion of the credit portfolio is in home loans which have a lower risk weighting compared with other portfolios;
•	The continuing strong asset quality in the Bank’s business lending book; and
•	A level of impaired assets which is at the lower end of levels achieved over the past decade.
Risk Weighted Assets On-Balance Sheet as at June 30 ($M)
Gross Impaired Assets as at June 30 ($M)
Commonwealth Bank of Australia Form 20-F 2006       17

Banking Analysis

	As at
	30/06/06	30/06/05	Jun 06 vs
Total Banking Assets & Liabilities	$M	$M	Jun 05%

Interest earning assets
Home loans including securitisation	167,121	150,678	11
Less: securitisation	(12,607)	(10,818)	17

Home loans	154,514	139,859	10
Personal	17,228	15,668	10
Business and corporate	76,044	63,549	20

Loans, advances and other receivables (1)	247,768	219,076	13
Non lending interest earning assets	40,283	36,273	11

Total interest earning assets	288,069	255,349	13
Other assets (2)	52,185	49,271	6

Total assets	340,254	304,620	12

Interest bearing liabilities
Transaction deposits	37,079	34,694	7
Savings deposits	41,421	38,461	8
Investment deposits	67,364	66,087	2
Other demand deposits	20,325	21,806	(7)

Total interest bearing deposits	166,189	161,048	3
Deposits not bearing interest	7,037	6,978	1

Deposits and other public borrowings	173,226	168,026	3
Other interest bearing liabilities	99,976	72,935	37

Total interest bearing liabilities	266,165	233,983	14
Securitisation debt issues	13,505	12,144	11
Non interest bearing liabilities	44,515	41,422	7

Total liabilities	324,185	287,549	13

Provisions for Impairment
Collective Provisions	1,046	1,390	(25)
Individually assessed provisions	171	157	9

Total provisions	1,217	1,547	(21)
General reserve for credit losses (pre-tax equivalent)	500	—	—

Total provisions including general reserve for credit losses	1,717	1,547	11

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Asset Quality (3)	$M	$M	Jun 05%

Risk weighted assets ($M) (4)	216,438	189,559	14
Net impaired assets ($M)	155	219	(29)
General provisions as a % of risk weighted assets (5)	—	0.73	—
Collective provisions plus general reserve for credit losses (pre-tax equivalent)/risk weighted assets (%) (5)	0.71	—	—
Specific provisions for impairment as a % of gross impairment assets net of interest reserved (%) (5)	—	41.8	—
Individually assessed provisions for impairment as a % of gross impaired assets net of interest reserved (5)	52.5	—	—
Bad debt expense as a % of risk weighted assets annualised (%)	0.18	0.17	1bpt

(1)	Gross of provisions for impairment which are included in “Other Assets”.

(2)	Other assets include Bank acceptances of customers, provision for impairment and securitisation assets.

(3)	Asset quality coverage ratios are not comparable to prior periods due to AIFRS Transition.

(4)	No AIFRS adjustment is made to Risk Weighted Assets in the prior periods as the APRA prudential requirement is to apply previous AGAAP.

(5)	Upon transition to AIFRS, since 1 July 2005 impairment provisions have been assessed under AIFRS, which does not distinguish between “specific” and “general” provisions for impairment, as was the case under AGAAP. In accordance with AIFRS transitional rules the 30 June 2005 provisions have not been retrospectively restated for AIFRS. Refer to page 6 for further details.
18       Commonwealth Bank of Australia Form 20-F 2006

Banking Analysis
Australian Retail
The Australian Retail Product segment performed strongly during the Financial Year 2006, with net profit after tax (“statutory basis”) increasing by 13% to $1,794 million. This result is highlighted by strong revenue growth, effective expense control and productivity gains. Total banking income of $5,138 million increased $445 million or 9% relative to the prior year.
Business Review
During the Financial Year 2006, a number of initiatives were introduced to improve the service experience for our customers including:
•	The rollout of CommSee, the Bank’s new customer management system, across our 1,000 strong branch network and seven call centres;
•	The implementation of CommServe, a training program designed to enable our people to obtain maximum value from CommSee in seeking to improve Sales and Service outcomes. Over 14,000 staff undertook CommServe training during the Financial Year 2006;
•	The refurbishment of a further 133 branches, taking to 384 the number of branches refurbished over the past three years into a design/layout the Bank believes is more conducive to effective sales and service;
•	An additional 450 frontline customer service staff;
•	Improved access to Australia’s largest electronic banking and branch network through two new Streamline products with flat monthly fees, and the removal of transaction fees from NetBank;
•	The introduction of a low interest rate credit card (“Yellow”) to meet growing customer demand in this segment of the market; and
•	The pilot of a new customer service model which enables our frontline staff to spend more time on customer service and empowers our branch managers to make decisions about their business best suited to local conditions.
Home Loans
Home loan income increased 16% relative to the prior year. Income was impacted by AIFRS Transition, which required $35 million of net expenses to be deferred. Adjusting for AIFRS Transition, home loan income increased 13% during the Financial Year 2006 and was driven by solid volume growth of 11% and stable margins over the year.
Australian home lending balance market share fell by 26 basis points during the Financial Year 2006 to 18.8%. Substantially all of this reduction occurred in the first half of the year, when the Bank’s internal distribution channels underperformed due in part to the changes to systems and training required. The Bank’s Australian market share has stabilised over the second half of the year through improved sales in proprietary channels, and selective product changes to raise competitiveness.
Full year average margins have been stable, but were lower in the second half of the financial year mainly due to timing factors relating to passing on the May 2006 cash rate increase together with a higher volume of lower margin fixed rate home lending towards the end of the year.
Consumer Finance (Personal Loans and Credit Cards)
Total income in the Consumer Finance portfolio grew by 11% during the Financial Year 2006. This included $32 million in relation to the Mastercard initial public offering.
Total Consumer Finance balances (combined Personal Loans and Credit Cards) decreased by 1% over the year to $11 billion. Growth was impacted by the repayment of low margin student loans in the first half of the year. The market has been characterised by strong price based competition particularly in credit cards.
In March, the Bank launched a new low-rate credit card (“Yellow”) to meet customer demand in this segment of the market. Early results have been encouraging, with approximately 80,000 accounts opened since it launched.
Deposits
Revenue earned from reinvestment of deposits increased 6% in the Financial Year 2006, reflecting a combination of strong volume growth, relatively stable margins and higher other banking income.
Deposit balances grew by 8% over the year to $77 billion, with cyclical factors resulting in relatively stronger growth in the first half of the year. NetBank Saver deposit account balances grew by $4 billion, with approximately 63% being new funds to the Bank. Total deposit growth was slightly below market, as the Bank continues to pursue a balanced strategy aimed at optimising both growth and revenue outcomes. Net interest margin reduced slightly over the year due to competitive pressures.
In May, the Bank announced new pricing options on its main personal transaction account “Streamline”, allowing customers unlimited transactions for a fixed monthly fee. These changes provide customers with a greater level of certainty in their day-to-day banking whilst further consolidating the Bank’s competitive position in this segment of the market.
Operating Expenses
Expenses increased by 3% during the Financial Year 2006. This result reflects an increase in frontline employee expenses partially offset by productivity and other expense savings elsewhere in the business. The expense to income ratio fell from 46.2% as at June 2005 to 43.6% as at June 2006. Employee numbers increased by 475 full-time equivalents to 17,253 full-time equivalents as at June 2006, reflecting increases in frontline customer service employees.
Bad Debts
Total Bad Debts Expense for retail products for the Financial Year 2006 was $354 million, an increase of 33% on the prior year. Credit quality on the home loan portfolio remained high with percentage losses (losses as a percentage of the portfolio balance) at historic lows. Credit card losses as a percentage of balances were stable at 1.96%. Personal loan losses peaked mainly as a result of business booked in 2004. Subsequent tightening of policy and the introduction of new scorecards has improved the quality of more recent business.
Key Australian Market Share percentages for Australian retail products are as follows:

Australian Market Share Percentage	30/06/06	30/06/05

Home Loans (1) (4)	18.8	19.0
Credit Cards (1) (2) (4)	20.5	22.8
Personal lending (APRA and other households) (3) (4)	16.1	16.7
Household Deposits (4)	29.3	29.8
Retail deposits (5)	22.2	23.0

(1)	Comparatives have been restated due to a reclassification between home loans and personal loans by another Authorised Deposit — Taking Institution (ADI).

(2)	As at 31 May 2006. Source: Reserve Bank of Australia (“RBA”). (3) Personal lending market share includes personal loans and margin loans.

(4)	Source: Australian Prudential Regulation Authority (“APRA”), June 2006 Report. (Credit Cards market share lags by one month) (5) Source: RBA June 2006 Report.
Commonwealth Bank of Australia Form 20-F 2006       19

Banking Analysis

	Full Year to 30 June 2006
	Net	Other	Total
	Interest	Banking	Banking			Net Profit
	Income	Income	Income	Expenses	Bad Debts	after Tax
Australian Retail	$M	$M	$M	$M	$M	$M

Home loans	1,239	151	1,390
Consumer finance	727	368	1,095
Retail deposits (1)	1,953	700	2,653

Australian Retail products	3,919	1,219	5,138	2,240	354	1,794

	Full Year to 30 June 2005
	Total
	Banking			Net Profit
	Income (2)	Expenses	Bad Debts	after Tax
	$M	$M	$M	$M

Home loans	1,194
Consumer finance	985
Retail deposits (1)	2,514

Australian Retail products	4,693	2,168	266	1,589

(1)	Represents income earned from reinvestment of retail deposits.

(2)	Prior year breakdown of total banking income not available.

	As At
	30/06/06	30/06/05	Jun 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	Jun 05%

Home loans (incl securitisation)	144,834	129,913	11
Consumer finance (1)	10,640	10,720	(1)

Total assets — Australian Retail products	155,474	140,633	11

Home loans (net of securitisation)	132,227	119,094	11

Transaction deposits	16,993	16,382	4
Savings deposits	38,071	34,061	12
Other demand deposits	19,818	19,197	3
Deposits not bearing interest	2,362	2,172	9

Total liabilities — Australia Retail products	77,244	71,812	8

(1)	Retail Consumer Finance includes personal loans and credit cards.
20       Commonwealth Bank of Australia Form 20-F 2006

Banking Analysis
Premium, Business & Corporate and Institutional
The Premium, Business & Corporate and Institutional product segment delivered net profit after tax (“statutory basis”) of $1,038 million for the Financial Year 2006, an increase of 3% compared to the prior year. Total banking income of $3,073 million increased $110 million or 4% relative to the prior year. The result has been impacted by the transition to AIFRS, which required $55 million of Net Income to be deferred, and one-off inclusion of income recognised in relation to tax consolidation legislation changes in the prior year of $52 million.
Business Review
The Premium, Business & Corporate and Institutional product segment performed well over the year, with the performance highlights including:
•	Development of dedicated mobile lenders, strong servicing for third party brokers, the introduction of a dedicated acquisition sales force for corporate clients and foreign exchange sales force;
•	Establishment of five distribution teams being Institutional Banking, Corporate Financial Services, Agribusiness, Local Business Banking and Private Client Services which all provide greater focus on each of these segments as the Bank expands its business banking footprint;
•	The introduction of the Business Online Saver high yield investment account, the Commonwealth Portfolio Loan product and the Business Line of Credit, all of which have reached $1 billion in balances;
•	Successful implementation of the CommSee customer management system across the business providing Bank employees with a common IT platform and access to common client information; and
•	Further extended specialised client service teams that are now capable of supporting all business clients centrally for most servicing activities.
Outcomes by key product category are summarised below.
Corporate Banking
Corporate Banking includes commercial and corporate transaction services and merchant acquiring transaction processing.
This line of business achieved income growth of 1% for the Financial Year 2006 reflecting an increasingly competitive environment. Merchant acquiring in particular has been subject to intense competition in the second half of the year but has increased transaction volumes over the year, which allows the Bank to continue to leverage its scale position.
Financial Markets
Financial Markets includes financial markets and wholesale operations, equities broking (including CommSec) and structured products, capital markets services (including IPOs and placements) and margin lending.
Financial markets income has increased 14% in the Financial Year 2006 compared to the prior year following improved trading conditions and increased customer flows. Continued strength in investment markets has also resulted in strong CommSec trading volumes while margin lending balances increased 34% over the year.
Lending and Finance
Lending and Finance includes asset finance, structured finance and general business lending.
Lending and Finance income of $1,192 million for the year was impacted by the transition to AIFRS which required $55 million of Net Income to be deferred. In addition, the one-off inclusion of income recognised in relation to tax consolidation legislation changes impacted the leasing business, resulting in the recognition of $52 million of income in the prior year.
Lending and Finance assets have increased $16 billion or 18% in the Financial Year 2006 compared with the prior year. The increase has been driven by continued growth in the Australian and New Zealand syndicated loan market and an increase in volume in structured finance transactions. Bank acceptances have increased by 9% during the Financial Year 2006 which was primarily driven by general market growth.
Operating Expenses
Operating expenses of $1,570 million increased 2% compared to the prior year. This was driven by general salary increases and higher employee numbers, mainly to support volume growth in the Financial Markets business, partly offset by significant IT related savings following lower volume charges and the inclusion of one off system development expenses in the prior year.
Market Share
Australian business lending market share (including bank acceptances) declined during the year by 10 basis points to 13.1%. Institutional lending is particularly sensitive to major funding requirements and is heavily impacted by relative levels of participations in syndicated loan deals.
Asset Finance market share declined by 90 basis points to 14.5% since June 2005. The decline reflects the maturity of this business segment, which has been characterised by aggressive price competition coupled with competitor expansion.
Equities Trading market share increased 70 basis points over the year. This result was supported by a 51% increase in value traded compared to market growth of 26%.

Market Share Percentage	30/06/06	30/06/05

Business Lending (1)	13.1	13.2
Asset finance (2)	14.5	15.4
Equities trading (CommSec) (3)	4.3	3.6

(1)	Source: RBA, June 2006 Report.

(2)	Source: Australian Equipment Leasers Association (“AELA”), June 2006 Report.

(3)	Source: Australian Stock Exchange (“ASX”), IRESS system June 2006.
Commonwealth Bank of Australia Form 20-F 2006       21

Banking Analysis
Premium, Business & Corporate and Institutional

	Full Year to June 2006
	Net	Other	Total
	Interest	Banking	Banking			Net Profit
	Income	Income	Income	Expenses	Bad Debts	after Tax
	$M	$M	$M	$M	$M	$M

Corporate Banking	558	394	952
Financial Markets	287	642	929
Lending and Finance	751	441	1,192

Premium, Business & Corporate and Institutional products	1,596	1,477	3,073	1,570	68	1,038

	Full Year to June 2005
	Total
	Banking			Net Profit
	Income (1)	Expenses	Bad Debts	after Tax
	$M	$M	$M	$M

Corporate Banking	945
Financial Markets	814
Lending and Finance	1,204

Premium, Business & Corporate and Institutional products	2,963	1,536	39	1,009

(1)	Prior year breakdown of total banking income not available.

	As At
	30/06/06	30/06/05	Jun 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	Jun 05%

Interest earning lending assets	66,343	51,584	29
Bank acceptances of customers	18,310	16,786	9
Non lending interest earning assets	35,471	33,993	4
Margin loans	5,758	4,311	34
Other assets (1)	19,947	19,773	1

Total assets — Premium, Business & Corporate and Institutional products (2)	145,829	126,447	15

Transaction deposits	16,426	14,457	14
Other demand deposits	37,821	34,601	9
Deposits not bearing interest	3,520	3,651	(4)
Certificates of deposits and other	20,178	16,367	23
Dues to other financial institutions	11,333	7,964	42
Liabilities at fair value through the Income Statement	2,085	1,580	32
Debt issues	77,848	65,463	19
Loan capital	9,744	8,356	17
Other non interest bearing Liabilities	36,703	32,927	11

Total liabilities — Business, Corporate and Institutional products Australia (2)	215,658	185,366	16

Banking Sheet by Product Segment

Assets
Corporate Banking	3,546	3,299	7
Financial Markets	36,228	34,104	6
Lending and Finance	101,601	85,935	18
Other (2)	4,454	3,109	43

Total assets — Premium, Business & Corporate and Institutional products	145,829	126,447	15

Liabilities
Corporate Banking	20,799	18,659	11
Financial Markets	71,594	67,398	6
Lending and Finance	27,303	21,658	26
Other (2)	95,962	77,651	24

Total liabilities — Business, Corporate and Institutional products Australia	215,658	185,366	16

(1)	Other assets include intangible assets and derivative assets.

(2)	Includes Group Funding, Balance Sheet Management and other capital not directly attributed to the product based segments above.
22       Commonwealth Bank of Australia Form 20-F 2006

Banking Analysis
Asia Pacific
Asia Pacific Banking incorporates the Bank’s retail, business/commercial and rural banking operations in New Zealand, Fiji, Indonesia and China.
In the Financial Year 2006 net profit after tax (“statutory basis”) for Asia Pacific businesses increased 25% to $364 million compared to the prior year. Total banking income of $1,066 million was $149 million or 16% above the prior year. ASB Bank in New Zealand represents the majority of the business.
ASB Bank
The New Zealand economy was characterised during the Financial Year 2006 by higher interest rates under the Reserve Bank of New Zealand’s tightening of monetary policy and strong competition in both deposits and lending. Despite these pressures ASB Bank again achieved solid growth in its asset and liability products. New Zealand lending balances grew strongly again in 2006, however, growth rates were slower than the prior year due to tighter economic conditions. Home lending balances grew by 18% to NZD 26.0 billion, commercial loans by 13% to NZD 4.5 billion and rural loans also by 13% to NZD 3.8 billion.
Retail deposit balances of NZD 20.4 billion were 12% higher than the prior year. FastSaver and term investments contributed most of the growth in deposits.
ASB Bank net profit after tax (“cash basis”) for the year was NZD 400 million, an increase of 22% over the prior year. This was driven by:
•	Strong growth in commercial/business and rural lending;
•	Success of the Fastsaver deposit product introduced in November 2004 with balances growing by more than 75% by the end of June 2006;
•	Net interest margin pressure over the year in a very competitive environment. Most of this pressure was evidenced in the first half with net interest margin flat in the second half;
•	Continued productivity improvements with expense to income ratio of 43.1% for the year, down from 44.8% in the prior year; and
•	Sound credit quality.
Other Asia Pacific Business
The highlights in this region during the year were:
•	Purchase of the remaining 49% of the Colonial National Bank in Fiji from the Fiji Government in January 2006. Fiji loans and advances increased by 34% during 2006 to $484 million although liquidity and interest rate volatility issues in the Fiji economy resulted in a more subdued performance in the second half of the year;
•	Acquisition of a 19.9% interest in Hangzhou City Commercial Bank (HZB) for $102 million. HZB is one of the top five City Commercial Banks by assets in mainland China. When combined with our investment in Jinan City Commercial Bank, the Bank now holds interests in two of the top 10 City Commercial Banks in China;
•	Introduction of the Capability Transfer Program, a skills transfer program including the seconding of employees, with Jinan City Commercial Bank;
•	Development of a mortgage broking business in Shanghai; and
•	Continuation of the branch expansion program in PT Bank Commonwealth in Indonesia with six new branches added during the year.
Market Share
Market share in New Zealand increased in all major asset categories and retail deposits. Home loan market share increased seven basis points to 23.1% ranking ASB Bank second in the market.
Retail deposit market share in New Zealand was 20.3% at 30 June 2006, an increase of 82 basis points from June 2005.
Fiji lending asset market share increased from 20.5% at 30 June 2005 to 22.5% as at 31 May 2006.

Market Share Percentage	30/06/06	30/06/05

NZ lending for housing (1)	23.1	23.0
NZ retail deposits (1)	20.3	19.5

(1)	Source: Reserve Bank of New Zealand (“RBNZ”) June 2006 Report.
Commonwealth Bank of Australia Form 20-F 2006       23

Banking Analysis
Asia Pacific

	Full Year to June 2006
	Net	Other	Total
	Interest	Banking	Banking			Net Profit
	Income	Income	Income	Expenses	Bad Debts	after Tax
	$M	$M	$M	$M	$M	$M

ASB	680	291	971
Other	43	52	95

Asia Pacific	723	343	1,066	521	20	364

	Full Year to June 2005
	Total
	Banking			Net Profit
	Income (1)	Expenses	Bad Debts	after Tax
	$M	$M	$M	$M

ASB	878
Other	39

Asia Pacific	917	490	18	291

(1)	Prior year breakdown of total banking income not available.

	As At
	30/06/06	30/06/05	Jun 06 vs
Major Balance Sheet Items (gross of impairment) (1)	$M	$M	Jun 05%

Home lending	22,287	20,765	7
Other lending assets	10,531	12,132	(13)
Non lending interest earning assets	4,812	3,664	31
Other assets	1,321	979	35

Total Assets — Asia Pacific	38,951	37,540	4

Debt Issues	744	6,939	(89)
Deposits (2)	18,040	23,006	(22)
Liabilities at fair value through the Income Statement	11,727	—	—
Other Liabilities	772	426	81

Total Liabilities — Asia Pacific	31,283	30,371	3

Balance Sheet by Segment

Assets
ASB	36,724	35,593	3
Other	2,227	1,947	14

Total Assets — Asia Pacific	38,951	37,540	4

Liabilities
ASB	29,306	29,658	(1)
Other	1,977	713	large

Total Liabilities — Asia Pacific	31,283	30,371	3

(1)	30 June 2006 Balance Sheet impacted by deterioration of the NZD (11% over the full financial year).

(2)	Asia Pacific Deposits exclude deposits held in other overseas countries (30 June 2006: A$4 billion and 30 June 2005: A$4 billion).
24       Commonwealth Bank of Australia Form 20-F 2006

Funds Management Analysis
Forward-Looking Statements
This “Funds Management Analysis” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Financial Performance and Business Review
Performance Highlights
The Financial Year 2006 net profit after tax (“statutory basis”) of $310 million was in line with the prior year for the Funds Management business. Net profit after tax (“cash basis”) of $410 million increased 17% on the prior year, reflecting strong revenue growth across the business.
Net profit before tax increased by 27%. The after tax result was impacted by $27 million due to a significantly higher effective tax rate primarily due to the phasing out of the transitional tax relief by the Australian Tax office on investment style products within the life insurance entities, which ceased at the end of the last financial year.
Funds under administration grew to $152 billion as at 30 June 2006 which is up 23% on the prior financial year. The growth in funds under administration was the result of strong net fund flows and favourable investment markets.
Business Review
Industry growth has been positive and inflow of funds in the retail markets has remained strong over the year.
Total funds flow performance for the year was strong with $11 billion of net inflows (up $10 billion on the prior financial year) due to the continuing success of FirstChoice (platform business), significant inflows into Avanteos (platform business), including $5 billion in net flows from an alliance with Goldman Sachs JB Were, excellent sales results in the International businesses and good inflows into domestic wholesale funds. An improvement in fund flows was achieved across most channels, including Independent Financial Advisors, Institutional Clients and the Bank Network.
The success of FirstChoice has underpinned recent growth in retail market share, with the Bank increasing share and maintaining its number one position in the overall retail market. In the Plan for Life (1) market share statistics, FirstChoice received in excess of 25% of net flows in the platform market over the year. A survey published by ASSIRT in May 2006 showed that 50% of advisors in the market used FirstChoice as one of their platforms.
Investment performance during the Financial Year 2006 was good, in both absolute terms and in the Bank’s view against relevant benchmarks and this contributed to the improving fund flows.
Other key developments within the business during the financial year included:
•	Continued platform enhancements and new product offerings including the development of a self managed super offering “YourChoice”, to capitalise on this rapidly growing sector of the market;
•	Further improvement in Bank planner performance, with a 16% increase in productivity for the year. Productivity is defined as gross sales per advisor;
•	Acquisition, in October 2005, of the Gandel Group’s interests in the Colonial First State Property Retail Trust Limited and Gandel Retail Management Trust Ltd, which provides funds management and property management services to a number of Colonial First State Retail Property trusts;
•	The continued rationalisation of legacy systems and products; and
•	Strengthening of the control and operating environment, particularly around unit pricing of investment style products within the life insurance entities.
Investment Performance
Investment performance has been good with 14 out of 18 major funds exceeding relevant benchmarks to such funds on a one year basis and 11 out of 18 major funds exceeding benchmark on a three year basis. Relevant benchmarks are determined by the Group using industry guidelines on a fund by fund basis and the determination is dependant on fund objectives, asset class and investment strategy.
Importantly, the investment performance of the two flagship Australian Equity funds were well ahead of benchmark on a one year basis with rankings in first and second quartiles.
Operating Income
Operating income for the Financial Year 2006 increased by 23% to $1,552 million. Income growth was supported by a 23% increase in funds under administration to $152 billion at 30 June 2006 and a significant improvement in sales, particularly within the offshore businesses. The acquisition of Gandel’s Joint Venture interest in October 2005 has also contributed $45 million in revenue during the year. This contributed three basis points to gross margin.
Margin increased by four basis points. This reflects the acquisition of Gandel’s joint venture interest, good margins on FirstChoice, strong inflows into higher margin International products and the maintenance of funds under administration levels on the higher margin legacy retail products.
Operating Expenses
Total operating expenses for the Financial Year 2006 of $989 million increased by $155 million or 19% on the prior year.
This was primarily due to:
•	The acquisition, in October 2005, of Gandel’s Joint Venture interest in the Colonial First State Property Retail Trust Ltd and Gandel Retail Management Trust Ltd which increased the Bank’s share of operating expenses, resulting in an increase of expenses by $28 million in the current financial year;
•	Expenses in relation to the Unit Pricing control and process improvement program, totalling $55 million. This is expected to incur additional expenses of $20-30 million during the next financial year; and
•	Volume expenses, driven predominantly by stronger sales and growth in funds under administration, increased 44%.
Excluding the expenses associated with Gandel and the Unit Pricing initiative, expenses increased 6% compared to the prior year, reflecting average salary increases of 4% and performance based remuneration within the asset management business.
Expenses to average funds under administration for the financial year was 0.71%, an improvement on the prior year of one basis point.
Taxation
The corporate tax expense for the Financial Year 2006 was $164 million, representing an effective tax rate of 28.4% compared with 21.9% for the prior year. The increase in the effective tax rate, amounting to $27 million, is due to the phasing out of transitional tax relief by the Australian Tax office on investment style funds management products within life insurance legal entities.

(1)	Source: Plan for Life March 2006 Report.
Commonwealth Bank of Australia Form 20-F 2006       25

Funds Management Analysis

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%

Operating income – external	1,543	1,247	24
Operating income – internal	9	10	(10)

Total operating income	1,552	1,257	23
Shareholder investment returns	14	33	(58)

Funds management income	1,566	1,290	21
Volume expense	224	156	(44)
Operating expenses	765	642	(19)
Which new Bank (1)	—	36	—

Total operating expenses	989	834	(19)

Net profit before income tax (“cash basis”)	577	456	27

Corporate tax expense (2)	164	100	(64)
Minority interests	3	7	(57)

Net profit after income tax (“cash basis”)	410	349	17

Treasury shares	(100)	(39)

Net profit after income tax (“statutory basis”)	310	310	—

(1) Which new Bank, refer to incremental expenses associated with the Which new Bank program.

(2) For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (2006: $193 million).

Funds under Administration

Funds under administration – average	139,082	116,262	20
Funds under administration – spot	151,513	123,064	23
Net flows	10,830	456	large
Total retail net flows	8,235	2,190	large

Productivity and Other Measures

Operating income to average funds under administration (%)	1.12	1.08	4bpts
Operating expenses to average funds under administration (%)	0.71	0.72	1
Effective corporate tax rate (%)	28.4	21.9	large

26     Commonwealth Bank of Australia Form 20-F 2006

Funds Management Analysis
Funds under Administration
Funds under Administration increased by 23% over the year to $152 billion as at 30 June 2006. The growth in Funds under Administration has been driven by a combination of positive net fund flows, strong investment markets, and positive absolute investment performance which exceeded relevant benchmark across many of our funds. Net inflows for the year were $11 billion, and investment returns contributed $17 billion for the same period.
Average Funds under Administration of $139 billion were 20% higher than the prior financial year.
The key drivers of net funds flows were:
•	Continuation of market leading flows into FirstChoice capturing in excess of 25% (1) of the market net flows. FirstChoice exceeded $25 billion in funds under administration in less than four years;

•	Significant inflows associated with the Goldman Sachs JB Were strategic alliance of $5 billion;

•	Reduced net outflows on Australian equity funds due to improved investment performance;

•	A turnaround in net flows into wholesale products, which achieved positive net flows of $1.3 billion for the year following net inflows from several key mandates;

•	Good flows into higher margin equity products and mandates in the International business market following improved investment performance and strong equity markets;

•	Net outflows from the cash management product due to competition from competitively priced retail deposit products;

•	Property net outflows following the planned sell-down of assets within a closed end fund; and

•	Net outflows in other retail products including closed legacy products, which is consistent with prior periods.

(1)	Nine months to March 2006 (source: Plan for Life).
Market Share
The Group’s Australian retail market share increased from 14.5% at 30 June 2005 to 15.7% at 31 March 2006. The business has achieved strong net flows in retail Funds under Administration in Financial Year 2006 and has also been favourably impacted by the inflow from the alliance with Goldman Sachs JB Were which contributed 1% to market share growth.
The most recent Plan for Life survey (March 2006) showed the Bank ranking No. 1 for total retail net flows and No. 1 for retail flows excluding cash trusts. Improvement in investment performance has also aided market share gains.

Market Share Percentage(2)	30/06/06	30/06/05

Australian retail – administrator view (3)	15.7	14.5
New Zealand retail (4)	15.0	15.2
Platforms (Masterfunds) (3)	12.5	10.2

(2)	2006 figures are as at 31 March.

(3)	Source: Plan for Life March 2006 Report. The administrator view considers market share from the perspective of the company which administers the product, and also includes branded products distributed by separate entities.

(4)	Source: Fund Source Research March 2006 Report.
Commonwealth Bank of Australia Form 20-F 2006     27

Funds Management Analysis

	Full Year Ended 30 June 2006
	Opening				FX(3) &	Closing
	Balance			Investment	Other	Balance
	30/06/05	Inflows	Outflows	Income	Movements(4)	30/06/06
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	19,069	19,219	(5,886)	3,190	(217)	35,375
Cash management	4,182	2,417	(3,061)	152	—	3,690
Other retail (1)	36,069	3,450	(7,904)	4,353	(413)	35,555

Australian retail	59,320	25,086	(16,851)	7,695	(630)	74,620
Wholesale	24,894	13,099	(11,810)	3,682	(50)	29,185
Property	13,456	1,074	(2,144)	1,520	3	13,909
Other (2)	2,886	192	(481)	454	657	3,708

Domestically sourced	100,556	39,451	(31,286)	13,351	(20)	122,052
Internationally sourced	22,508	12,097	(9,432)	3,835	453	29,461

Total – Funds under Administration	123,064	51,548	(40,718)	17,186	433	151,513

	Full Year Ended 30 June 2005
	Opening				FX (3) &	Closing
	Balance			Investment	Other	Balance
	30/06/04	Inflows	Outflows	Income	Movements(4)	30/06/05
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	12,075	10,377	(4,265)	1,153	(271)	19,069
Cash management	4,414	2,961	(3,425)	232	—	4,182
Other retail	34,705	4,417	(7,875)	3,951	871	36,069

Australian retail	51,194	17,755	(15,565)	5,336	600	59,320
Wholesale	23,955	10,841	(13,350)	3,177	271	24,894
Property	12,624	1,207	(1,172)	1,668	(871)	13,456
Other	3,033	248	(786)	391	—	2,886

Domestically sourced	90,806	30,051	(30,873)	10,572	—	100,556
Internationally sourced	19,077	9,209	(7,931)	2,453	(300)	22,508

Total – Funds under Administration	109,883	39,260	(38,804)	13,025	(300)	123,064

(1)	Includes stand alone retail and legacy retail products.

(2)	Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data.

(3)	Includes foreign exchange gains and losses from translation of internationally sourced business.

(4)	Other movements represent the re-alignment of funds to correctly classify source of funds.
28     Commonwealth Bank of Australia Form 20-F 2006

Insurance Analysis
Forward-Looking Statements
This “Insurance Analysis” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Financial Performance and Business Review
Performance Highlights
The Insurance business has delivered a strong result for the Financial Year 2006 with net profit after tax (“statutory and cash basis”) increasing by 35% to $416 million.
The result was underpinned by:
•	Solid inforce premium and operating margin growth in Australia and New Zealand;

•	Positive experience variations; and

•	Good expense control.
The full year result included the profit from the sale of the Hong Kong insurance business of $145 million. Excluding the profit on sale of the Hong Kong insurance business, net profit after tax decreased by 12% primarily due to lower shareholder investment returns, resulting from a more conservative investment mix.
The Bank estimates it is the largest life insurer in the Australian, New Zealand and Fiji markets by market share.
Business Review
Australia
The Australian business, CommInsure, delivered a strong result for the year. Highlights include:
•	Maintaining number one market share position for Australian risk premiums with 13.5% of the life insurance risk market.(1)

•	Launch of a Guaranteed Index Tracked Annuity Product and a Travel Insurance product; and

•	Productivity improvements through continued simplification and rationalisation of systems and processes.
Net profit after tax (“statutory basis”) was $181 million compared to $186 million in the prior year.
Key drivers of the performance for the year were:
•	Life and General Insurance premium growth, with inforce premiums increasing by 8% for the year reflecting consistent growth across the business;

•	Sales volume growth, particularly within General Insurance (up 13%) and Group Risk products (up 8%) with higher volumes in home and contents, new business and renewals;

•	Positive claims experience in both Life and General Insurance products, despite the impact of claims associated with Cyclone Larry in the second half of the year; offset by

•	Lower investment returns on Shareholder funds.
New Zealand
The life insurance operations in New Zealand operate predominantly under the Sovereign brand.
Sovereign’s net profit after tax (“statutory basis”) was $94 million for the year, compared to $74 million in the prior year. The main drivers of this result were:
•	Strong growth in new business sales of risk products resulting in market share growth and improved margins;

•	Positive persistency experience; and

•	Good investment returns.
Asia
The Hong Kong based life insurance, pensions administration and financial planning businesses were sold to Sun Life Financial on 18 October 2005.
The Asian insurance businesses now consist of the joint venture life insurance businesses in China, Vietnam and Indonesia.
The net profit after tax (“statutory basis”) in the Asia business was $141 million, which included profit on sale of the Hong Kong insurance business.
Operating Income
Life insurance income decreased 3% and reflects the sale of the Hong Kong insurance business offset by strong volume growth and favourable claims experience in both the Australian and New Zealand businesses.
General Insurance income of $73 million was up 35% on the prior year. The result was supported by inforce premium growth of 10% over the year together with favourable claims experience despite the impact of claims associated with Cyclone Larry.
Operating Expenses
Operating expenses for the year of $456 million were down from $553 million in the prior year reflecting the sale of the Hong Kong insurance business.
Expenses to average inforce premiums for the year of 36% exceeded the Which new Bank target of 42%. Productivity improved over the second half following continued strength in revenue growth.
Corporate Taxation
The effective corporate tax rate for the year was 19.7% compared with 22.4% in the prior year. Excluding the impact of the sale of the Hong Kong insurance business, the effective tax rate for the current year was 27.3%. The increase in the effective corporate tax rate is due to recognition of tax losses in the prior year.

(1)	Source: Plan for Life March 2006 Report.
Commonwealth Bank of Australia Form 20-F 2006     29

Insurance Analysis

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%

Insurance
Life insurance operating income	669	693	(3)
General insurance operating income	73	54	35

Total operating income	742	747	(1)
Shareholder investment returns	87	204	(57)
Profit on sale of the Hong Kong insurance business	145	—	—

Total insurance income	974	951	2

Volume expense	181	218	17
Other operating expenses (1)	275	333	17
Which new Bank	—	2	—

Total operating expenses	456	553	18

Net profit before income tax	518	398	30

Corporate tax expense	102	89	(15)

Net profit after income tax (“Statutory and cash basis”)	416	309	35

Productivity and Other Measures
Expenses to average inforce premiums (%)	36.7	45.5	19%
Effective corporate tax rate including impact of profit on sale of Hong Kong insurance business (%)	27.3	22.4	large

(1)	Operating expenses include $9 million internal expenses relating to the asset management of shareholder funds (June 2005: $10 million).

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Sources of Profit from Insurance Activities	$M	$M	Jun 05%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	146	122	20
Experience variations	48	27	78
Other	—	(8)	—
General insurance operating margins	21	13	62

Operating margins	215	154	40
After tax shareholder investment returns	56	155	(64)
Profit on sale of the Hong Kong insurance business	145	—	—

Net profit after income tax (“statutory and cash basis”)	416	309	35

Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
	30/06/06	30/06/05	30/06/06	30/06/05	30/06/06	30/06/05	30/06/06	30/06/05
Net Profit after Income Tax	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	125	94	77	52	13	8	215	154
After tax shareholder investment returns	56	92	17	22	(17)	41	56	155
Profit on sale of Hong Kong business	—	—	—	—	145	—	145	—

Net profit after income tax	181	186	94	74	141	49	416	309

30     Commonwealth Bank of Australia Form 20-F 2006

Insurance Analysis

	Full Year Ended 30 June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/05	Balances	Lapses	Movements(2)	30/06/06
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M

General insurance (3)	215	70	(49)	—	236
Personal life	785	137	(81)	(109)	732
Group life	265	71	(48)	(33)	255

Total	1,265	278	(178)	(142)	1,233

Australia	856	231	(166)	—	921
New Zealand	296	47	(12)	(29)	302
Asia (4)	113	—	—	(113)	—

Total	1,265	278	(178)	(178)	1,223

	Full Year Ended 30 June 2005
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/04	Balances	Lapses	Movements(2)	30/06/05
Annual Inforce Premiums(1)	$M	$M	$M	$M	$M

General insurance (3)	192	62	(39)	—	215
Personal life	703	164	(89)	7	785
Group life	272	74	(87)	6	265

Total	1,167	300	(215)	13	1,265

Australia	815	228	(187)	—	856
New Zealand	258	48	(15)	5	296
Asia (4)	94	24	(13)	8	113

Total	1,167	300	(215)	13	1,265

(1)	Inforce premium relates to risk business. Savings products are disclosed within Funds Management.

(2)	Includes foreign exchange movements.

(3)	General insurance inforce premiums includes approximately $46 million of badged premium (June 2005: $40 million).

(4)	Other movements represent the sale of the Hong Kong insurance business.
Inforce Premiums
Annual Inforce premiums (general and life insurance) decreased during the Financial Year 2006 impacted by the sale of the Hong Kong insurance business and the deterioration of the New Zealand dollar against the Australian dollar in the first half of the financial year. Excluding these factors, inforce premiums increased 9% on the prior year, reflecting consistent growth in both Australian and New Zealand operations. Australian inforce premium growth was driven by good performances in Retail and Wholesale Risk. The New Zealand business continues to increase its market share through a focus on new business market share which is supported by a strong service culture. General Insurance premiums increased by 10% in the financial year, due to increases in volume in home and contents, new business and renewals. Life insurance premiums decreased by 6% in the financial year due to the sale of the Hong Kong insurance business.
The Australian business maintained its leading position of inforce premiums with 13.5% of market share in total life insurance at 31 March 2006. (Source: Plan for Life)

Market Share Percentage – Annual Inforce Premiums	30/06/06	30/06/05

Australia (total risk) (1) (2)	13.5	13.8
Australia (individual risk) (1) (2)	12.4	13.0

(1)	As at 31 March 2006.

(2)	Source: Plan for Life March 2006 Report.
Commonwealth Bank of Australia Form 20-F 2006     31

Shareholder Investment Returns

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Shareholder Investment Returns	$M	$M	Jun 05%

Funds management business	14	33	(58)
Insurance business (1)	87	204	(57)
Profit on sale of Hong Kong insurance business	145	—	—

Shareholder investment returns before income tax	246	237	4
Income tax expense	35	60	42

Shareholder investment returns after tax	211	177	19

(1)	Excluding profit on sale of the Hong Kong insurance business.

	As at 30 June 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix ($M)	$M	$M	$M	$M

Local equities	41	1	—	42
International equities	—	25	—	25
Property	307	8	—	315

Sub-total	348	34	—	382

Fixed interest	342	191	23	556
Cash	823	132	9	964

Income	1,165	323	32	1,520

Total	1,513	357	32	1,902

	As at 30 June 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix (%)%		%	%	%

Local equities	3	—	—	2
International equities	—	7	—	1
Property	20	2	—	17

Sub-total	23	9	—	20

Fixed interest	23	54	72	29
Cash	54	37	28	51

Income	77	91	100	80

Total	100	100	100	100

Shareholder investment returns of $246 million pre tax include a $145 million profit on the sale of the Bank’s Hong Kong insurance business.
Australian and international investment markets performed strongly for the year to 30 June 2006, with the benchmark S&P/ASX200 price index increasing by 19% and the MSCI World index by 15%. All other asset classes (fixed interest, property and cash) posted positive returns.
Excluding the profit on sale of the Hong Kong insurance business, shareholder investment returns for the year of $101 million (pre tax) represent a significant decrease on the prior year. This decrease was primarily due to a reduction of 24% in total Shareholder Investment Assets due to the sale of the Hong Kong insurance business.
32     Commonwealth Bank of Australia Form 20-F 2006

Group Operating Expenses
The following table sets out the Group’s operating expenses for Financial Years 2006 and 2005.

	Group
	2006	2005	June 06 vs
	$M	$M	June 05%

Staff Expenses
Salaries and wages	2,419	2,274	6
Share based compensation	39	74	(47)
Superannuation contributions	8	7	14
Provisions for employee entitlements	66	67	(1)
Payroll tax	123	115	7
Fringe benefits tax	34	32	6
Other staff expenses	134	104	29

Comparable business	2,823	2,673	6
Which new Bank (1)	—	50	(100)

Total Staff Expenses	2,823	2,723	4

Occupancy and Equipment Expenses
Operating lease rentals	338	331	2
Depreciation:
Buildings	22	21	5
Leasehold improvements	56	58	(3)
Equipment	64	63	2
Operating lease assets	9	8	13
Repairs and maintenance	73	71	3
Other	59	61	(3)

Comparable business	621	613	1
Which new Bank (1)	—	13	(100)

Total Occupancy and Equipment Expenses	621	626	1

Information Technology Services
Projects and development	364	331	10
Data processing	227	248	(8)
Desktop	137	150	(9)
Communications	201	204	(1)
Amortisation of software assets	43	17	253
IT equipment depreciation	13	6	217

Comparable business	985	956	3
Which new Bank (1)	—	52	(100)

Total Information Technology Services	985	1,008	(2)

Other Expenses
Postage	118	112	5
Stationery	98	108	(9)
Fees and commissions	636	614	4
Advertising, marketing and loyalty	307	288	7
Amortisation of other intangible assets (excluding software)	6	3	100
Non lending losses	116	103	13
Other	284	249	14

Comparable business	1,565	1,477	6
Which new Bank (1)	—	35	(100)

Total Other Expenses	1,565	1,512	4

Comparable business	5,994	5,719	5
Which new Bank (1)	—	150	(100)

Total Operating Expenses before defined benefit superannuation plan expense	5,994	5,869	2

Defined benefit superannuation plan expense	35	75	(53)

Total Operating Expenses	6,029	5,944	1

(1)	Which new Bank, refer to incremental expenses associated with the Which new Bank program.
Commonwealth Bank of Australia Form 20-F 2006     33

Group Operating Expenses
For the Financial Year 2006 the Group’s operating expenses were $6,029 million, an increase of $85 million, or 1%. This increase was primarily due to higher staff related expenses, partially offset by lower Information Technology costs. For the Financial Year 2005, operating expenses were $5,944 million and included $150 million in Which new Bank expenses.
The table below details the Group’s staff numbers as at 30 June 2006, and 2005.

	Full Year Ended
Staff Numbers	2006	2005

Australia	29,423	27,991
New Zealand	4,907	4,719
Other Overseas	2,334	2,603

Full time staff equivalent	36,664	35,313

Full time equivalent staff have been weighted for the lower costs per employee of staff on extended leave, for example, maternity leave, unpaid sick leave or career break.

	Full Year Ended
	2006	2005
Income Tax Expense	$M	$M

Banking	1,328	1,197
Funds Management – Corporate	139	88
Insurance – Corporate	102	89

Corporate tax	1,569	1,374
Policyholder	331	228

Total Income Tax Expense	1,900	1,602

Effective tax rate
Banking	29.1	30.1
Funds Management – Corporate	30.8	21.8
Insurance – Corporate	19.7	22.4

For the Financial Year 2006 the income tax increased $298 million or 19% as a result of the increase in profit. The effective tax rates remained relatively flat.
Segment tax expense and rates are discussed in the Banking, Funds Management and Insurance analysis sections.
34     Commonwealth Bank of Australia Form 20-F 2006

Liquidity and Capital Resources
Capital Adequacy
Commonwealth Bank of Australia (“the Bank”) is subject to regulation by the Australian Prudential Regulation Authority (“APRA”) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord. These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with risk-weighted On and Off-Balance Sheet assets. Regulatory capital requirements are measured for the Bank (known as “Level 1”) and for the Bank and its banking subsidiaries (known as “Level 2”). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.
Regulatory capital is divided into Tier One and Tier Two Capital. Certain deductions are made from the sum of Tier One and Tier Two Capital to arrive at the Capital Base. Tier One Capital primarily consists of Shareholders’ Equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier Two Capital primarily consists of the collective provision for impairment losses, the General Reserve for Credit Loss and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses is deducted from the sum of Tier One and Tier Two Capital to arrive at the Capital Base.
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
The Bank actively manages its capital to balance the requirements of various stakeholders (regulators, rating agencies and shareholders), while maintaining adequate capital ratios throughout the financial year. The Bank believes liquidity is sufficient to meet its present requirements.
The regulatory capital ratios of the Bank are shown on page 37. Details of the principal movements in the capital measures are shown on pages 36 to 37 and 209 to 210.
Dividends
Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from Retained Profits without APRA’s prior approval. Under APRA guidelines, the expected dividend must be deducted from Tier One Capital.
The Bank’s dividend policy does not target specific payouts for future periods. In determining dividends for particular periods, the Directors have regard to actual and projected net profit after tax (“cash basis”) and a range of business, economic, regulatory and other factors affecting and expected to affect the Bank.
Regulatory Capital Requirements for Other ADIs in the Group
ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (“RBNZ”). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2006 ASB Bank Limited had a Tier One ratio of 9.8% and a Total Capital ratio of 10.6%.
Regulatory Capital Requirements for Life Insurance and Funds Management Business
The Group’s life insurance businesses in Australia are regulated by APRA. The Life Insurance Act 1995 includes a framework for the calculation of the regulatory capital requirements for life insurance companies. There are two tiers to the regulatory capital requirements – ‘solvency’ and ‘capital adequacy’. The capital adequacy test for statutory funds is always equal to or greater than the solvency test (1) . At 30 June 2006, for Australian life insurance companies, the estimated excess over capital adequacy within life insurance statutory funds amounted to $191 million in aggregate.
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
The total Group’s life and funds management companies held an estimated $642 million excess over regulatory capital requirements at 30 June 2006 in aggregate.
On 10 October 2006 the Colonial Group (a subsidiary of the Bank) issued $700 million of hybrid securities, called Funds Management Securities (“FMS”), which provides capital for the Colonial Group. The FMS pay a floating rate coupon of BBSW plus 1%, until they become callable at the option of the Colonial Group in 2011.
The Group’s life insurance businesses in Australia are required to maintain assets — adjusted for risk margins and excluding ineligible assets (such as intangible assets), in excess of policy holder liabilities. In addition, transfers from statutory funds require recommendation and approval of the appointed actuary. These requirements may restrict the transfers of funds from those businesses.
Group Subsidiaries which conduct funds management business are subject to licensing requirements which may restrict the transfers of funds from those businesses.
The Group also conducts business with special purpose entities, such as securitisation transactions. In most cases the assets held within these special purpose entities are not available to be repatriated to the Bank.

(1)	The shareholders fund is subject to a separate capital requirement.
Commonwealth Bank of Australia Form 20-F 2006     35

Liquidity and Capital Resources
Regulatory Changes
Basel II
In June 2004, the Basel Committee on Banking Supervision (the “Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.
The Basel II Framework is based on three “pillars”. Pillar 1 covers the capital requirements for banks, Pillar 2 covers the supervisory review process and Pillar 3 relates to market disclosure. The Basel II Framework introduces a capital requirement for operational risk and, for both credit and operational risk, allows a choice between three approaches. The Bank is intending to implement the Advanced Internal Ratings Based Approach (“AIRB”) for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk. Under both these approaches the Bank will be allowed to use its internal models and data for calculating regulatory capital. The Basel II Framework has also introduced a requirement to calculate a capital charge for Interest Rate Risk in the Banking Book. Other than this change, the current capital requirements for market risk are not expected to be significantly affected.
The Bank lodged its Accreditation application for the AIRB and AMA Approaches with APRA on 30 September 2005 and is advanced in finalising solutions to the remaining requirements. The Bank is working closely with APRA through the Accreditation process. The implementation of Basel II in Australia is expected to take place on 1 January 2008.
International Financial Reporting Standards
The Bank adopted AIFRS on 1 July 2005. However, APRA required reporting under prior AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards, which took effect on 1 July 2006. However, APRA has granted transition relief in relation to changes to their prudential regulations from 1 July 2006 until 31 December 2007.
When the transition period ends the revised prudential standards will impact Tier One Capital and the Capital Base.
Total transition relief is $1,715 million comprised of $1,641 million relief for Tier One Capital and $74 million relief for Upper Tier Two Capital.
Transition relief principally relates to:
•	Excess of Market Value Over Net Assets (“EMVONA”) $1,339 million;

•	Software capitalised expenses $229 million; and

•	Defined benefit deficit $45 million.
The Adjusted Common Equity (“ACE”) ratio at 30 June 2006 was 4.50%. At 1 July 2006, ACE was 4.39% as Standard & Poor’s has not granted transition relief for the impact of software capitalised expenses and defined benefit deficit. EMVONA is already excluded from ACE.
Conglomerate Groups
APRA has advised that a third level of capital adequacy (“Level 3”) will be implemented to coincide with the introduction of Basel II. APRA defines a conglomerate group as a group of companies containing one or more Australian incorporated Authorised Deposit-taking Institutions (“ADIs”). The Bank is an ADI and the Commonwealth Bank Group falls within APRA’s definition of a conglomerate group. Each conglomerate group will be required to hold capital that corresponds to the corporate structure of that conglomerate. The calculation will have regard to all group members and the capacity to move surplus capital from one group entity to another.
The regulatory capital requirements for each conglomerate group will be specific to that group.
The proposals indicate that the use of internal capital estimation and allocation models may be permitted. However, APRA has not yet specified their requirements for internal models, nor when they will complete their review of the Bank’s models.
Whilst the Bank considers that it is strongly capitalised, no assurance can be given that our models will meet APRA’s requirements or that the Bank meets the Level 3 capital requirements.
Active Capital Management
The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 7.46% to 7.56% during the year reflecting the issue of hybrid securities during the second half of the year. The Total Capital Ratio decreased from 9.75% at 30 June 2005 to 9.66% at 30 June 2006 impacted by the growth in Risk Weighted Assets. Risk Weighted Assets increased from $190 billion at 30 June 2005 to $216 billion at 30 June 2006 due to strong growth in lending assets particularly in the business/corporate sector. The Bank’s credit ratings remained unchanged.
The following significant initiatives were undertaken in Financial year 2006 to actively manage the Bank’s capital:
Tier One Capital
•	Issue of $262 million and $219 million ordinary shares in October 2005 and April 2006 respectively to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2004/05 and interim dividend for 2005/06;

•	In accordance with APRA guidelines, the issue of $303 million shares to satisfy the DRP in respect of the final dividend for 2005/06;

•	Issue of US$700 million Tier One trust preferred securities in March 2006;

•	Redemption of $700 million PERLS in April 2006;

•	Issue of $1,166 million PERLS III in April 2006; and

•	Completion of a $500 million on-market share buyback.
36     Commonwealth Bank of Australia Form 20-F 2006

Liquidity and Capital Resources
Share Buyback
On 16 June 2006 the Bank announced the successful completion of an on-market share buyback. A total of 11,139,988 shares were bought back at a total cost of $500 million in cash, resulting in an equivalent reduction in the Group’s share capital. Shares were purchased for between $41.08 and $46.79. Full details of the share buyback are disclosed in Note 33 to the Financial Statements.
Tier Two Capital
•	Issue of the equivalent of $840 million Lower Tier Two Capital;

•	In accordance with APRA guidelines, the reduction in Tier Two note and bond issues of $278 million due to amortisation;

•	The call and maturity of the equivalent of $78 million of Tier Two note and bond issues; and

•	Increase in the value of Tier Two note and bond issues of $66 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with APRA regulations).
Deductions from Total Capital
The following movements in deductions have occurred during the period:
•	An increase in deductions due to the Bank’s acquisition of a 19.9% interest in Hangzhou City Commercial Bank for $102 million;

•	An increase in deductions due to a $291 million increase in net tangible assets arising from the retention of profits in the Colonial Group; and

•	A decrease in deductions due to the $145 million profit realised on the sale of CMG Asia in October 2005 being repatriated to the Bank. The balance of the proceeds of sale of $463 million was used to repay part of the non-recourse debt funding in the Bank’s life and funds management business.

	Group
	2006	2005
	Actual	Actual
Risk-Weighted Capital Ratios	%	%

Tier One	7.56	7.46
Tier Two	3.10	3.21
Less deductions	(1.00)	(0.92)

Total	9.66	9.75

Adjusted Common Equity (1)	4.50	4.91

	Group
	2006	2005
Regulatory Capital	$M	$M

Total Tier One Capital	16,354	14,141
Total Tier Two Capital	6,725	6,087
Total Capital	23,079	20,228
Capital Base	20,916	18,479

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology.
Share Capital
(for further details refer to Note 33 to the Financial Statements)
Trust Preferred Securities
On 15 March 2006 the Bank issued USD 700 million (AUD 947 million) of trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate of distribution of 6.024% per annum payable semi-annually until March 15 2016, and thereafter quarterly in arrears at the rate of LIBOR plus 1.740% per annum. These securities qualify as Tier One capital of the Bank.
PERLS III
On 7 April 2006, a wholly owned entity of the Bank (Preferred Capital Limited) issued $1,166,456,200 of Perpetual Exchangeable Repurchaseable Listed Shares (PERLS III). These securities qualify as Tier One capital of the Bank.
Commonwealth Bank of Australia Form 20-F 2006     37

Liquidity and Capital Resources

	Group
	2006	2005
Commitments for Capital Expenditure Not Provided for in the Accounts	$M	$M

Not later than one year	36	13

Total Commitments for Capital Expenditure Not Provided for in the Accounts	36	13

	Group
	2006	2005
Debt Issues (for further details see Note 28)	$M	$M

Short Term Debt Issues	22,838	26,864
Long Term Debt Issues	55,753	43,901

Total Debt Issues	78,591	70,765

Short Term Debt Issues
AUD Promissory Notes	1,081	1,214
AUD Bank Bills	505	624
US Commercial Paper	6,861	10,661
Euro Commercial Paper	4,248	4,976
Other	6	—
Long Term Debt Issues with less than one year to maturity	10,137	9,389

Total Short Term Debt Issues	22,838	26,864

Long Term Debt Issues
USD Medium Term Notes	29,475	22,967
AUD Medium Term Notes	12,479	7,122
JPY Medium Term Notes	1,785	868
GBP Medium Term Notes	4,088	4,401
Other Currencies Medium Term Notes	5,102	6,596
Offshore Loans (all JPY)	147	—
Develop Australia bonds (all AUD)	217	—
Eurobonds	2,460	1,947

Total Long Term Debt Issues	55,753	43,901

Maturity Distribution of Debt Issues
Less than 3 months	8,138	12,443
Between 3 months to 12 months	14,700	17,681
Between 1 year and 5 years	40,874	30,656
Greater than 5 years	14,879	9,985

Total Debt Issues	78,591	70,765

38     Commonwealth Bank of Australia Form 20-F 2006

Liquidity and Capital Resources
The following table details the current debt programmes and issuing shelves along with programme or shelf size and outstandings as at 30 June 2006. Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programmes as at 30 June 2006.
Debt Programmes and Issuing Shelves

Programme/Issue Shelf	Outstanding as at 30 June 2006	Programme/Issuing Shelf Type

Australia
No Limit	A$ 1,671 million	Transferable Certificates of Deposit Programme
No Limit	A$ 25 million	Debt Issuance Programme
No Limit	A$ 5,039 million	Medium Term Note Programme

Euro Market
US$ 7 billion	US$3,079 million (1)	Euro Commercial Paper Programme
US$ 35 billion	US$30,175 million (1)	Euro Medium Term Note Programme (2)

Japan
JPY 500 billion	JPY 57 billion	Uridashi shelf (3)

United States
US$ 12 billion	US$6,135 million	Commercial Paper Programme
US$ 1 billion	US$300 million	Securities Exchange Commission registered shelf
US$ 15 billion	US$1,702 million	US Medium Term Note Programme

(1)	Outstandings are recorded at historic exchanges rates (per programme documentation).

(2)	ASB Bank Limited is also an issuer under this program.

(3)	Amounts are also reflected under the $35 billion Euro Medium Term Note Programme.
An analysis of our borrowings and outstandings from existing debt programmes and issuing shelves including the maturity profile, currency and interest rate structure can be found in Notes 28 and 31 to the Financial Statements.
Commonwealth Bank of Australia Form 20-F 2006      39

Integrated Risk Management
Risk Management
The integrated risk management framework identifies, assesses, manages and reports risks and risk adjusted returns on a consistent and reliable basis.
Independent review is carried out through the audit task assurance roles.
The Bank’s risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic capital required.
Economic capital required is defined as the potential risk of loss of one year’s earnings, measured at a standard consistent with an AA credit rating.(1)
Economic capital is derived from underlying exposures to credit, market, operational and insurance risks in the banking, and wealth management (insurance and funds management) businesses of the Bank. In the banking business, economic capital is a measure of the potential risk of loss of cash earnings. In the wealth management businesses, economic capital is a measure of the potential risk of loss of the fair value of the business. This is then adjusted so as to allow comparison between the banking and wealth management businesses economic capital.
The following sections describe the integrated risk management framework components.
Credit Risk
Credit risk is the potential of loss arising from failure of a debtor or counterparty to meet their contractual obligations. The measurement of credit risk is based on an internal credit risk rating system, and utilises analytical tools to calculate expected and unexpected loss for the credit portfolio. This includes consideration of the probability of default (“PD”) and the loss given default (“LGD”) that would consequently be experienced.
Various risks are considered when calculating both PD and LGD. Such consideration includes the potential for default by a borrower due to management, industry, economic, environmental and/or other risks. Similarly, consideration is given to any potential adverse impact arising from these risks in relation to any security offered in support of loan facilities.
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
The Bank uses a diversified portfolio approach for the management of credit risk (refer to Note 16 to the Financial Statements) comprised of the following:
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
The credit portfolio is managed in two distinct segments:
Retail Segment:
Comprises exposures that are generally less than $1 million and is dominated by the housing loan portfolio. Secured commercial lending within this limit is presently being trialled using a scorecard model. Other consumer products managed within this segment are credit cards, personal loans and some leasing business.
Risk Rated Segment:
Comprises all other credit exposures. Management is based on the internal credit risk rating system, which makes an assessment of the potential for default for each exposure and the amount of loss if default should occur.
Provisions for impairment are raised where there is objective evidence of impairment and at an amount adequate to cover assessed credit related losses. Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, guarantees and other financial instruments and assets acquired through security enforcement.
A centralised exposure management system records all significant credit exposures of the Bank. Customers, industry, geographic and other significant groupings of exposure are regularly monitored.
A centralised portfolio model is used to assess risk and return on an overall portfolio basis and for segments of the portfolio. The model also assists in determining economic capital, collective provision requirements, and credit portfolio stress testing.
Off-Balance Sheet Arrangements
As detailed in Note 1 (ii), the Bank conducts a Loan Securitisation program through which it packages and sells loans as securities to investors. Liquidity facilities are provided at arm’s length to the program by the Bank in accordance with the Australian Prudential Regulation Authority (“APRA”) Prudential Guidelines. These liquidity facilities are disclosed within Contingent Liabilities as commitments to provide credit.
The Bank is involved with a number of special purpose entities (“SPEs”) in the ordinary course of business, primarily to provide funding and financial services to our customers. Under AIFRS these entities are consolidated in the Financial Statements if they meet the criteria of control. The definition of control depends upon substance rather than form including consideration of exposure to the majority of benefits or risks of the SPE, and accordingly, determination of the existence of control involves management judgment. The Bank has no Off-Balance Sheet financing entities that it is considered to control. For further information on the Bank’s Off-Balance Sheet arrangements, see pages 45 to 47.

(1)	This is equivalent to having a 99.95% confidence level that we will have sufficient capital to cover losses.
40     Commonwealth Bank of Australia Form 20-F 2006

Integrated Risk Management
Market Risk
Market risk is the potential for change in the value of On and Off-Balance Sheet positions caused by a change in the value, volatility or relationship between market rates and prices.
Market risk arises from the mismatch between assets and liabilities in both the banking and insurance businesses and from controlled trading undertaken in pursuit of profit. The Bank is exposed to diverse financial instruments including interest rates, foreign currencies, equities and commodities and transacts in both physical and derivative instruments.
A discussion and analysis of the Bank’s market risk is contained in Note 43 to the Financial Statements. Information on trading securities is further contained in Note 10 to the Financial Statements. Note 2 to the Financial Statements contains financial markets trading income contribution to the Bank.
In the trading book of the banking business, market risk is measured by a Value-at-Risk (VaR) model. This model uses the distribution of historical changes in market prices to assess the potential for future losses. The VaR model takes into account correlations between risks and the potential for movements in one portfolio to offset movements in another. Actual results are back-tested to check the validity of the VaR model. In addition, because the VaR model cannot encompass all possible outcomes, tests covering a variety of stress scenarios are regularly performed to simulate the effect of extreme market conditions.
The following table provides a summary of VaR by product.

	Average VaR During	Average VaR During	Average VaR During	Average VaR During
VaR Expressed based on 97.5%	June 2006	December 2005	June 2005	December 2004
confidence	Half Year $M	Half Year $M	Half Year $M	Half Year $M

Group
Interest rate risk	3.16	2.65	3.44	3.68
Exchange rate risk	0.65	0.53	0.26	0.58
Implied volatility risk	0.61	0.61	0.49	0.53
Equities risk	0.10	0.08	0.04	0.22
Commodities risk	1.20	0.36	0.18	0.34
Prepayment risk	0.33	0.28	0.38	0.54
ASB Bank	0.30	0.36	0.22	0.26
Diversification benefit	(2.26)	(1.40)	(0.98)	(1.64)

	4.09	3.47	4.03	4.51
Credit spread	5.97	5.74	4.85	4.67

Total	10.06	9.21	8.88	9.18

	Average VaR During	Average VaR During	Average VaR During	Average VaR During
VaR Expressed based on 99.0%	June 2006	December 2005	June 2005	December 2004
confidence	Half Year $M	Half Year $M	Half Year $M	Half Year $M

Group
Interest rate risk	4.01	3.36	4.78	4.72
Exchange rate risk	0.77	0.62	0.31	0.70
Implied volatility risk	0.80	0.95	0.73	0.70
Equities risk	0.13	0.09	0.05	0.30
Commodities risk	1.61	0.45	0.21	0.41
Prepayment risk	0.33	0.28	0.38	0.54
ASB Bank	0.40	0.48	0.32	0.34
Diversification benefit	(3.04)	(1.93)	(1.28)	(2.01)

	5.01	4.30	5.50	5.70
Credit spread	7.09	6.81	5.75	5.54

Total	12.10	11.11	11.25	11.24

Commonwealth Bank of Australia Form 20-F 2006       41

Integrated Risk Management
In the non-traded book of the banking business, a range of techniques is adopted to measure market risk. These include simulation of the effects of market price changes on assets and liabilities for business activities where there are no direct measures of the effects of market prices on those activities.
Liquidity risk is the risk that assets cannot be liquidated in time to meet maturing obligations. Limits are set to ensure that holdings of liquid assets do not fall below prudent levels. The liquid assets held include assets that are eligible for repurchase by the Reserve Bank of Australia (over and above those required to meet the Real Time Gross Settlement obligations), certificates of deposits and bills of exchange accepted by other banks, overnight interbank loans and high quality securities. More detailed comments on the Bank’s liquidity and funding risks are provided in Note 43 to the Financial Statements.
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
Under current APRA Prudential Standards, all Australian banks are required to develop a liquidity management strategy that is appropriate for itself, based on its size and nature of operations. The objectives of the Group’s funding and liquidity policies are to:
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
In Australia, the Group continues to obtain the majority of its Australian dollar funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has decreased to 55% in June 2006 (June 2005: 60%). The Bank believes that the relative size of the its retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Group’s extensive retail network and the Group’s large share of pensioner deeming accounts that pay interest based upon Deeming Rates which are determined by the Federal Government.
The cost of funds for Financial Year 2006, calculated as a percentage of interest expense to average interest bearing liabilities, was 4.93% on a group basis compared with the 4.53% on a group basis for Financial Year 2005.
The Group obtains a significant proportion of its funding for the Australian Balance Sheet from wholesale sources – approximately 45% (2005: 40%), excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.
Derivatives
Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. The Bank enters into derivatives transactions including swaps, forward rate agreements, futures, options and combinations of these instruments. The sale of derivatives to customers as risk management products and their use for trading purposes is integral to the Bank’s financial markets activities. Derivatives are also used to manage the Bank’s own exposure to market risk. The Bank participates in both exchange traded and Over the Counter (“OTC”) derivatives markets.
The Bank recognises all derivative financial instruments in the Balance Sheet at their fair value. Refer Note 1 (ff) to the Financial Statements for further information.
42     Commonwealth Bank of Australia Form 20-F 2006

Integrated Risk Management
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
Hedging
The Bank manages its exposures to market rate movements outside its trading activities by modifying its asset and liability mix, either directly or through the use of derivative financial instruments, including interest rate swaps, futures, and options such as interest rate caps and floors as well as cross currency swaps and foreign exchange contracts. The Bank designates at inception whether the derivative contract is considered hedging or non-hedging for accounting purposes. The hedge relationship must be formally documented at inception, detailing the particular risk management objective and strategy for the hedge, which includes the hedged item, the risk hedged and the derivative being used, as well as how effectiveness will be assessed and ineffectiveness measured. Fair value hedges are used to limit the Bank’s exposure to changes in the fair value of its fixed interest-earning assets or interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Cash flow hedges are used to minimise the variability in cash flows of interest-earning assets or interest-bearing liabilities or forecasted transactions caused by interest rate or foreign exchange fluctuations. The effectiveness of cash flow hedging relationships is evaluated on a retrospective and prospective basis using regression analysis. The prospective effectiveness of fair value hedging relationships is evaluated by matching the critical terms of the hedging instrument with those of the hedged item. The hedge relationship is expected to be highly effective where all the principal terms of the hedging instrument and the hedged item match. The retrospective effectiveness of fair value hedging relationships is evaluated using regression analysis. Any hedge ineffectiveness is immediately recorded in profit and loss.
Operational and Strategic Business Risk
The Bank’s operational and strategic business risk management framework supports the achievement of its financial and business goals.
Operational Risk is defined as the risk of economic gain or loss resulting from:
•	Inadequate or failed internal processes and methodologies;
•	People;
•	Systems; or
•	External events.
Strategic Business Risk is defined as the risk of economic gain or loss resulting from changes in the business environment caused by the following factors:
•	Economic;
•	Competitive;
•	Social trends; or
•	Regulatory.
Each business manager is responsible for the identification and assessment of these risks, and for maintaining appropriate internal controls. The Bank’s operational risk framework and governance structures supports these efforts through a suite of risk mitigating policies, the reporting of internal loss incidents and key risk indicators, qualitative and quantitative assessment of risk exposures, and skilled operational risk professionals embedded throughout the Bank.
The Bank’s operational risk measurement methodology combines expert assessment of individual risk exposures with internal loss data to calculate operational risk economic capital and determine potential loss.
The Bank continues to benchmark and monitor its insurance risk transfer program for efficiency and effectiveness. This is primarily achieved through a methodology that optimises total shareholder returns and determines the most appropriate blend of insurance risk transfer and economic capital.
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
A comprehensive BCM program including plan development, testing and education has been implemented across all business units.
Commonwealth Bank of Australia Form 20-F 2006       43

Integrated Risk Management
Compliance Risk Management
Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss of reputation that the Bank may suffer as a result of its failure to comply with the requirements of relevant laws, industry and Bank standards and codes, principles of good governance and accepted community and ethical standards.
The Bank’s Compliance Risk Management Framework (CRMF) is a key element of the Bank’s integrated risk management framework. The CRMF is broadly consistent with the Australian Standard on Compliance Programs; as such it fulfils the Bank’s obligations under the Corporations Act 2001 and its Australian Financial Services Licence. The CRMF incorporates a number of components including Minimum Group Standards, Group Obligations Register and Guidance Notes that detail specific requirements and accountabilities. These are complemented by Business Unit compliance frameworks including obligations registers, standards and procedures.
The Framework provides for the assessment of compliance risks, implementation of controls, monitoring and testing of framework effectiveness, the escalation, remediation and reporting of compliance incidents and control weaknesses.
The Bank’s compliance strategy is based on two fundamental principles:
•	Line Management in each Business Unit are responsible for ensuring their business is and remains compliant with legislative, regulatory, industry code and organisational requirements by implementing and monitoring controls; and
•	Business Unit Compliance and Group Compliance work together to independently monitor, overview and report on compliance to management, compliance committees and the Board.
Security Risk
Security risk is defined as threats associated with theft and fraud, information and IT security, protective security and crisis management.
The Bank’s security risk management framework forms part of the operational risk framework and sets out the key roles, responsibilities and processes for security risk management across the Bank.
Insurance Risk
There are two risk types that are considered to be unique to life insurance businesses. These are the risks that the incidence of mortality (death) and morbidity (illness and injury) claims are higher than assumed when pricing life insurance policies, or is greater than best estimate assumptions used to determine the fair value of the business.
Insurance risk may arise through reassessment of the incidence of claims, the trend of future claims and the effect of unforeseen diseases or epidemics. In addition, in the case of morbidity, the time to recovery may be longer than assumed. Insurance risk is controlled by ensuring underwriting standards adequately identify potential risk, by retaining the right to amend premiums on risk policies where appropriate and through the use of reinsurance. The experience of the Bank’s life insurance business and those of the industry as a whole are reviewed annually.
Cross Border Outstandings
Cross-border outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk. Outstandings include loans, acceptances and other monetary assets denominated in other than the counterparties’ local currency. Local currency activities with local residents by foreign branches and controlled entities of the Group are excluded.
At 30 June 2006, the Group’s cross-border outstandings in the finance and insurance industry within the United States of America, with cross border outstandings of $3.7 billion, was 1% of the Group’s total assets. At 30 June 2005, the finance and insurance industry within the United States of America, with cross-border outstandings of $3.1 billion, was the only individual country by industry category exceeding 1% of the Group’s total assets.
At 30 June 2006, the United States of America and Germany, with cross border outstandings of $3.8 billion and $3.4 billion respectively, were the only countries to exceed 0.75% of the Group’s total assets. At 30 June 2005, the United States, with $3.3 billion, was the only country with cross border outstandings greater than 0.75% of the Group’s total assets.
44     Commonwealth Bank of Australia Form 20-F 2006

Off-Balance Sheet Arrangements
The Group is a full service financial institution that offers a range of On-Balance Sheet and Off-Balance Sheet arrangements and commitments to customers in the normal course of business. In addition, the Group has a number of other arrangements that form part of its day to day business operations. Such activities include traditional Off-Balance Sheet credit risk related instruments, commitments under capital and operating leases, long term debt issues, provision of liquidity facilities to securitisation programs and other contractual arrangements. These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Group policy, exposure to any of these transactions is not carried at a level that would have a material effect on the financial condition of the Group. The impact on the Consolidated Income Statement from these Off-Balance Sheet arrangements is not material. Other than in relation to the Balance Sheet gross up effect of asset securitisation (due to the consolidation of the assets and liabilities of the securitisation SPV’s), there are no other significant differences between AIFRS and US GAAP arising out of Off-Balance Sheet arrangements.
Consolidated Entities
The Group is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Under AIFRS these entities are consolidated in the Financial Statements if they meet the criteria of control. The definition of control depends upon substance rather than form and, accordingly, determination of the existence of control involves management judgment. The Group has no Off-Balance Sheet financing entities that it is considered to control under AIFRS. Under US GAAP, the criteria for consolidation differ from AIFRS. See the section below on Asset Backed-Finance Programs below for further details.
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
Under AIFRS the assets and liabilities of some of the issuers are deemed to be controlled and therefore consolidated into the Group’s Consolidated Balance Sheet. AIFRS requires the consolidation of certain special purpose vehicles that were not consolidated under the prior Australian GAAP. For US GAAP, the issuers are a type of variable interest entity (“VIE”) as defined by FASB Interpretation 46-R, “Consolidation of Variable Interest Entities”. Under the provisions of 46-R, a VIE is deemed to be controlled by the Group, if the Group is expected to absorb a majority of the VIE’s expected losses, expected residual returns, or both. As a result of the application of FIN 46-R, under US GAAP some additional entities are consolidated by the Group and some of the entities that are consolidated under AIFRS are required to be deconsolidated.
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
In certain instances the Group provides deal specific credit enhancements as an arms length financial arrangement for the issuers in the form of liquidity facilities and derivatives. The following tables summarises the total amount of the Group’s arrangements to the program:

	2006	2005
Group Arrangements with Issuers	$M	$M

Management fee paid to the Group	3	2
Liquidity facilities utilised by Issuers	—	—
Derivatives face value provided to Issuers	42	51

Credit Risk Related Instruments
The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. These are transacted on a commercial basis to attract fees in line with market prices for similar arrangements, with terms and conditions having due regard to the nature of the transaction and the risks involved. They are not sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The only material category of commitments is the $82,162 million of commitments to provide credit, of which $70,705 million is committed within the next year. The commitment to provide cash under these instruments is managed within the Group’s liquidity and funding policies under current APRA Prudential Standards.
The Group has a funding policy that augments its liquidity policy to assure the Group has a stable diversified funding base without over-reliance on any one funding source. The objectives of the liquidity and funding policies are to:
•	Ensure all financial obligations are met when due;
•	Provide adequate protection, even under crisis scenarios, at lowest cost; and
•	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.
Details of contingent liabilities and Off-Balance Sheet business are set out in Note 42 Contingent Liabilities.
Commonwealth Bank of Australia Form 20-F 2006       45

Off-Balance Sheet Arrangements

	Face Value		Credit Equivalent
	2006	2005	2006	2005
Group Credit Risk Related Instruments	$M	$M	$M	$M

Guarantees	2,592	2,438	2,592	2,438
Standby letters of credit	342	321	342	321
Bill endorsements	230	276	230	276
Documentary letters of credit	613	185	123	37
Performance related contingents	1,753	1,095	876	547
Commitments to provide credit	82,162	76,162	16,135	13,421
Other commitments	8,048	8,279	1,179	942

Total Credit Risk Related Instruments	95,740	88,756	21,477	17,982

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
Commitments to provide credit include all obligations on the part of the Group to provide credit facilities. These credit facilities are both fixed and variable.
Fixed rate or fixed spread commitments extended to customers that allow net settlement of the change in value of the commitment are written options and are recorded at fair value. Refer Note 11 to the Financial Statements.
Other commitments include the Group’s obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities. Other commitments also include obligations, not already disclosed to extend credit that are irrevocable because they cannot be withdrawn at the discretion of the Bank without the risk of incurring significant penalty or expense. In addition commitments to purchase or sell loans are included in other commitments.
The transactions are categorised and credit equivalents calculated under APRA guidelines for the risk based measurement of capital adequacy. The credit equivalent amounts are a measure of the potential loss to the Group in the event of non-performance by the counterparty.
The credit equivalent exposure from direct credit substitutes (guarantees, standby letters of credit and bill endorsements) is the face value of the transaction, whereas the credit equivalent exposure to documentary letters of credit and performance related contingents is 20% and 50% respectively of the face value. The exposure to commitments to provide credit is calculated by applying given credit conversion factors to the face value to reflect the duration, the nature and the certainty of the contractual undertaking to provide the facility. The amounts reflected assume that the amounts may be fully advanced. The contractual amount of these instruments is the maximum amount at risk if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities.
As the potential loss depends on the performance of a counterparty, the Group utilises the same credit policies and assessment criteria for Off-Balance Sheet business as it does for On-Balance Sheet business and if it is deemed necessary, collateral is obtained based on management’s credit evaluation of the counterparty. If a probable loss is identified, suitable provisions are raised.
The maximum potential amount of future payments that may be required for Guarantees as defined in FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others is set out by term below:

	Group
	As at 30 June 2006
	Less than	1 to 3 years	3 to 5 years	Over 5 years	Total	Carrying
	1 year					Value
	$M	$M	$M	$M	$M	$M

Guarantees	2,585	2	—	5	2,592	4.9
Standby letters of credit	214	23	35	70	342	0.2
Bill endorsements	230	—	—	—	230	2.7
Documentary letters of credit	613	—	—	—	613	0.1
Performance related contingents	1,749	—	3	1	1,753	24.7

Total	5,390	24	38	76	5,529	32.7

	As at 30 June 2006
	Less than	1 to 3 years	3 to 5 years	Over 5 years	Total	Carrying
	1 year					Value
	$M	$M	$M	$M	$M	$M

Guarantees	2,431	—	—	7	2,438	7.9
Standby letters of credit	234	17	10	60	321	1.0
Bill endorsements	276	—	—	—	276	0.9
Documentary letters of credit	185	—	—	—	185	0.6
Performance related contingents	1,095	—	—	—	1,095	3.5

Total	4,221	17	10	67	4,315	13.9

46     Commonwealth Bank of Australia Form 20-F 2006

Off-Balance Sheet Arrangements
Securitisation of Assets
The Group conducts a Loan Securitisation program through which it packages loans and issues securities to investors. The Group has a policy of funding diversification and assets are securitised to provide greater diversification of the Group’s funding sources. The Group is not over-reliant on funding from any one market sector (refer Market Risk – Note 43). In addition, the Group’s capital management benefits from reduced risk under APRA Prudential capital adequacy guidelines.
The Group securitises mortgage loans to a special purpose entity (SPE). The SPE is a separate bankruptcy remote entity that operates under master series agreements. The SPE operates through segregated series and the securities issued in different series may have different credit ratings. The primary source of repayment of the securities issued is the cash flow from the pools of assets. Investors in the securities issued have no recourse to the general assets of the Group. Under AIFRS these loans are recorded on the Group’s Consolidated Balance Sheet. For US GAAP purposes the conditions to allow securitised loans to be removed from the Consolidated Balance Sheet include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets. The Group meets these requirements of US GAAP and as a result does not consolidate the SPE under US GAAP.
The outstanding balance of securitised loans at 30 June 2006 was $12,607 million (2005: $10,818 million). No credit losses were incurred by the Group in relation to these securitised loans during the Financial Years 2006 and 2005. The credit risk in respect of these loans is fully covered through mortgage insurance.
Interest rate swaps and liquidity facilities are provided at arms length to the program by the Group in accordance with APRA Prudential Guidelines. As the SPE is consolidated under AIFRS, these liquidity facilities are not disclosed within Contingent Liabilities as commitments to provide credit within Note 42 to the Financial Statements (2006: $224 million, 2005: $337 million). Interest rate swaps (2006: $18 million, 2005: $14 million) are not disclosed within the Derivatives Note. These commitments are considered minor in the totality of the Group’s business.
For its services to the program, the Group receives fees such as loan servicing and program management fees on an arms length basis under US GAAP. Under AIFRS these are eliminated on consolidation of the SPE. Fee income is recognised in income on an accruals basis in relation to the period in which the costs of providing these services are incurred. The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met. The value of securitization fee and residual income is not a material component of the Group’s fee income.
Cashflows paid to the Bank from the SPE in Financial Years 2006 and 2005 were:

	2006	2005
	$M	$M

Servicing fee	21	20
Management fee	4	2
Excess servicing fee	50	30
Proceeds from sale of mortgage loans	5,464	5,989
Interest rate swaps	18	14

Total cash receipts	5,557	6,055

Commonwealth Bank of Australia Form 20-F 2006       47

Contractual and Commercial Commitments
Forward-Looking Statements
This “Contractual and Commercial Commitments” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Contractual and Commercial Commitments
At the end of Financial Year 2006 the Group had commitments for capital expenditure (see Note 40) and lease commitments (see Note 41). These commitments are minor in the totality of the Group’s commitments.
The Group also had various monetary contractual liabilities, such as deposits and other public borrowings, payables to other financial institutions, bank acceptances, life liabilities, debt issues and loan-capital, and other monetary liabilities. Refer to note 36 to the Financial Statements for the maturity distribution of these monetary contractual liabilities. Details of the Group’s contractual obligations are set out in the following table:

Contractual Obligations	Payments due by period at 30 June 2006
		Less than
	Total	1 year	1 to 3 years	3 to 5 years	Over 5 years
	$M	$M	$M	$M	$M

On-Balance Sheet
Debt issues	78,591	22,838	22,626	18,248	14,879
Deposits and other borrowing	173,227	170,201	2,629	309	88
Loan capital	9,895	1,338	488	1,478	6,591

Total On-Balance Sheet	261,713	194,377	25,743	20,035	21,558

Off-Balance Sheet
Credit risk related instruments	95,740	77,889	10,700	5,473	1,678
Commitments for Capital Expenditure Not Provided for in the Accounts	36	36	—	—	—
Lease commitments – Property, Plant and Equipment	1,285	298	422	310	255

Total Off-Balance Sheet	97,061	78,223	11,122	5,783	1,933

	Payments due by period at 30 June 2005
		Less than
	Total	1 year	1 to 3 years	3 to 5 years	Over 5 years
	$M	$M	$M	$M	$M

On-Balance Sheet
Debt issues	70,765	30,124	18,463	12,193	9,985
Deposits and other borrowing	168,026	163,613	2,982	1,292	139
Loan capital	6,291	392	1,033	1,405	3,461

Total On-Balance Sheet	245,082	194,129	22,478	14,890	13,585

Off-Balance Sheet
Credit risk related instruments	88,756	74,186	6,386	6,727	1,457
Commitments for Capital Expenditure Not Provided for in the Accounts	13	13	—	—	—
Lease commitments – Property, Plant and Equipment	1,146	297	386	249	214

Total Off-Balance Sheet	89,915	74,496	6,772	6,976	1,671

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
The Group as lessee has no purchase options over premises occupied. In a small number of cases, the Group as lessee has a right of first refusal if the premises are to be sold.
There are no restrictions imposed on the Group’s lease of space other than those forming part of the negotiated lease arrangements for each specific premise.
Long Term Contracts
In July 2006, the Bank entered into an agreement for lease with Colonial First State Property Limited as trustee for both the Site 6 Homebush Bay Trust and for the Site 7 Homebush Bay Trust, relating to the provision of accommodation. The development is a campus style multi-building facility at Sydney Olympic Park to accommodate around 5000 employees. The average lease term is 10 years.
In June 2006, the Bank entered into a 6 year contract with EDS (Australia) Pty Ltd, relating to the provision of Information Technology Services. The contract was signed on 30 June 2006 and it is effective from 1 July 2006.
In 1997, the Bank entered into a ten year contract with EDS (Australia) Pty Ltd, relating to the provision of Information Technology Services. This arrangement is in place until 10 October 2007.
48       Commonwealth Bank of Australia Form 20-F 2006

Contractual and Commercial Commitments
In 2000, the Bank entered into a five year agreement with TCNZ Australia Pty Ltd for the provision of telecommunications services. In late 2005, the Bank entered into two separate agreements with Gen-i Pty Ltd for the provision of Network Perimeter Security Services from 1 January 2006 until 1 January 2008 as well as Data Communications Services effective from 1 September 2005 until 1 September 2008. The remainder of telecommunication services, with the exception of Eftpos and Remote Access Services, currently provided under the Telecommunications Services Agreement by Gen-i to the Bank, were extended until 1 September 2008.
In 2004, the Bank entered into an agreement with Optus Pty Ltd for the provision of Eftpos Telecommunications Services from 21 October 2004 until 21 October 2007.
In 2005, the Bank entered into an agreement with Telstra Corporation Pty Ltd for the provision of Remote Access Services from 14 July 2005 until 14 July 2008.
Failure to Settle Risk
The Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities in accordance with the regulations and procedures of the following clearing systems of the Australian Payments Clearing Association Limited: The Australian Paper Clearing System (“Clearing Stream 1”), The Bulk Electronic Clearing System (“Clearing Stream 2”), The Consumer Electronic Clearing System (“Clearing Stream 3”) and the High Value Clearing System (“Clearing Stream 4”, only if operating in ‘bypass mode’). This credit risk exposure is unquantifiable in advance, but is well understood, and is extinguished upon settlement at 9am each business day.
Service Agreements
The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 June 2006 was $6.3 million (2005: $7.1 million).
Transactions in Own Shares
The Group has in place the following employee share plans:
•	Commonwealth Bank Employee Share Acquisition Plan;
•	Commonwealth Bank Equity Participation Plan;
•	Commonwealth Bank Equity Reward Plan; and
•	Commonwealth Bank Non-Executive Directors Share Plan.
The plans provide staff and directors with potential to receive shares or options over shares in the Group. Full details of these plans are set out in Note 33 to the Financial Statements. The impact of these plans have historically had no material impact on the Group’s Statement of Financial Performance.
Commonwealth Bank of Australia Form 20-F 2006       49

Critical Accounting Policies and Estimates
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
These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and market valuations of life insurance controlled entities and determining whether certain entities should be consolidated. An explanation of these policies and the related judgements and estimates involved is set out below.
Provisions for Impairment
Provisions for impairment are raised where there is objective evidence of impairment and at an amount adequate to cover assessed credit related losses.
Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.
Individually Assessed Provisions
Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.
Individually assessed provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken and are measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
Individually Assessed provisions (in bulk) are also made against statistically managed segments to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against credit risks identified in specific segments in the credit risk rated portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.
Individually assessed provisions are provided for from the collective provision.
Collective Provision
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment.
The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The evaluation process is subject to a series of estimates and judgements.
In the credit risk rated segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.
In the retail statistically managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered.
In addition management considers overall indicators of portfolio performance, quality and economic conditions.
Changes in these estimates could have a direct impact on the level of provision determined.
The amount required to bring the collective provision to the level assessed is taken to profit and loss as set out in Note 15 to the Financial Statements.
Life Insurance Policyholder Liabilities
Life insurance policyholder liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.(1)
The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:
•	Business assumptions including:
•	Amount, timing and duration of claims/policy payments;

•	Policy lapse rates; and

•	Acquisition and long term maintenance expense levels;
•	Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and
•	Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.
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
Additional information on the accounting policy set out in Notes 1 (hh) and 38 to the Financial Statements details the key actuarial assumptions.
Consolidation of Special Purpose Entities
The Group assesses whether a special purpose entity should be consolidated based on the risks and rewards of each entity and whether the majority pass to the Group. Such assessments are predominately required in the context of the Group’s securitisation program and structured transactions.

(1) The measurement basis is outlined in Note 1 (hh)
50       Commonwealth Bank of Australia Form 20-F 2006

Critical Accounting Policies and Estimates
Pensions
The Group sponsors a range of superannuation plans for its employees world wide. Details of the Bank’s major defined benefit superannuation plans including the Bank’s contributions to these plans and the Bank’s disclosures of these plans under AIFRS are set out in Note 44 to the Financial Statements. The Bank expects the financing of these defined benefit plans will not materially affect the Group’s cash flows in the Financial Year 2007.
With the introduction of AIFRS from 1 July 2005, the surpluses and/or deficits that arise within individual defined benefit superannuation plans must be recognised in the Balance Sheet. There is a choice of three options for the recognition of actuarial gains and losses related to defined benefit superannuation plans, i.e. direct recognition in Profit of all of actuarial gain or loss, direct recognition in Retained Earnings of all of the actuarial gain or loss or the ‘corridor’ approach which progressively recognises a certain portion of the gain or loss within Profit over the expected average remaining working lives of employees within the plan. The Bank has selected direct recognition in Retained Earnings as the method of accounting for its defined benefit plans under AIFRS.
Direct recognition of actuarial gains/losses in Retained Earnings is not permitted under US accounting standard SFAS 87 “Employers’ Accounting for Pensions”. For US GAAP, the Bank continues to apply the ‘corridor’ approach.
On transition to AIFRS, Retained Earnings at 1 July 2004 increased by $389 million to reflect the net accounting surplus of $556 million (pre tax) at 1 July 2004. The net accounting surpluses recognised on the Bank’s Balance Sheet and actuarial gains and losses (which are recognised through retained earnings) are:

	Net Accounting	Actuarial
	Surplus	Gains/Losses
Date	$M	$M

30 June 2005	638	145
30 June 2006	1,163	554

A break-up of the actuarial gains (losses) for the Financial Year 2005 is set out in Note 44 to the Financial Statements. Recent upturn in investment markets resulted in strong actuarial gains during the Financial Year 2005 and the Financial Year 2006. Volatility in the discount rate assumption resulted in an actuarial loss for the year to 30 June 2005 and an actuarial gain for the year to 30 June 2006. There was also a one-off actuarial loss following the adoption of more conservative pensioner mortality assumptions at 30 June 2005 to align with the actuarial practices of the Bank’s life insurance business.
Application of the ‘corridor’ approach under US GAAP meant that the Bank’s US GAAP Balance Sheet and Shareholders’ Equity included prepaid pension costs of $1,173 million (pre-tax). Further, actuarial losses of $617 million (pre-tax) were unrecognised at 30 June 2004. Subsequent values of these items are:

	Net Accounting	Prepaid	Unrecognised
	Surplus	Pension Costs	Surplus (Loss)
Date	$M	$M	$M

30 June 2005	638	1,088	(450)
30 June 2006	1,163	1,059	104

Adoption of AIFRS also resulted in the Bank recognising in its Income Statement a non cash expense of $53 million (after tax) or $75 million (pre tax) for Financial Year 2005 and $25 million (after tax) or $35 million (pre-tax) for Financial Year 2006.
The difference in the pension expense determined under the ‘retained earnings’ approach and the ‘corridor’ approach is the recognition of net gains (losses) outside the ‘corridor’. Application of the ‘corridor’ approach under US GAAP resulted in the recognition of a net loss of $17 million during the Financial Year 2005 and $2 million for the Financial Year 2006.
Note 44 to the Financial Statements also sets out the key economic assumptions adopted to calculate the above and the basis for determining these assumptions.
The return on asset assumption is determined as the weighted average of the long term expected returns of each asset class where the weighting is the benchmark asset allocations of the assets backing the defined benefit risks. The return on assets assumptions for the Financial Year 2005 and the Financial Year 2006 was 7.50% per annum (after tax).
For the Financial Year 2006, a one percentage increase in the return on assets assumption for the OSF would decrease the Bank’s pension expense by $40 million (pre-tax), whilst a one percentage decrease in the return on assets assumption would increase the pension expense by $42 million (pre tax).
To align the reporting of the Bank’s pension obligations under SFAS 87 “Employers’ Accounting for Pensions” with the requirements of AIFRS, effective from 30 June 2004, the discount rate assumption is based on the yield on 10 year Australian government securities. The discount rate assumptions will vary in line with market movements in the yield on 10 year Australian government securities.
A one percentage increase in the discount rate assumption for the OSF would affect the Bank’s staff superannuation AIFRS disclosures as follows:
•	increase the pension expense by $8 million (pre tax) for the Financial Year 2006
•	decrease the 30 June 2005 fund liabilities by $467 million (pre tax)
•	decrease the 30 June 2006 fund liabilities by $400 million (pre-tax)
Correspondingly, a one percentage decrease in the discount rate assumption for the OSF would affect the Bank’s AIFRS staff superannuation disclosures as follows:
•	decrease the pension expense by $3 million (pre tax) for the Financial Year 2005
•	increase the 30 June 2005 fund liabilities by $595 million (pre tax)
•	increase the 30 June 2006 fund liabilities by $501 million (pre tax).
Application of the ‘corridor’ approach under US GAAP meant that a one percentage decrease in the discount rate assumption resulted in the recognition of net loss of $66 million during the Financial year 2006 and an increase in US GAAP superannuation (pension) expense under US GAAP of $63 million (pre tax).
International Financial Reporting Standards
On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (“AIFRS”). This is in line with the conversion deadline set out by the Financial Reporting Council of Australia.
Descriptions of the key AIFRS issues are set out in Note 1 (nn) to the Financial Statements.
Commonwealth Bank of Australia Form 20-F 2006       51

Critical Accounting Policies and Estimates
Significant US GAAP adjustments
For US GAAP reporting purposes a number of adjustments are required (see note 51 to the Financial Statements) to reconcile AIFRS reported net profit, Shareholders’ Equity and total assets to US GAAP reported information. The most significant of these are;
•	Life insurance – the methodology used for calculating life insurance and deferred acquisition costs is different under US GAAP compared to AIFRS (results in a $12 million decrease in Net Income for Financial Year 2006, $51 million decrease in Net Income for Financial Year 2005);
•	Derivatives – The Group does not seek to apply the hedge accounting rules applicable under US GAAP to all of the transactions for which hedge accounting has been applied under AIFRS. Therefore many of the derivative hedges under AIFRS do not comply with the specific hedge criteria of US GAAP. In any given period this may result in a significant difference between reported profit under AIFRS and Net Income under US GAAP. The difference for the Financial Year 2006 was a decrease in Net Income of $2,114 million, and the difference for the Financial Year 2005 was an increase in Net Income of $490 million;
•	Pensions – Under AIFRS the Group recognises movements in actuarial gains and losses directly in retained earnings, whereas under US GAAP the Group selected the “corridor” approach for their recognition in profit (results in a $2 million decrease in Net Income for Financial Year 2006 and $13 million decrease in Net Income for Financial Year 2005). For more details in relation to pensions see above; and
•	Gain on sale of the Hong Kong insurance business – Differences in the US GAAP accounting for the insurance policyholder liabilities, deferred acquisition costs and the related foreign currency translation reserve component, the profit on sale of the Hong Kong insurance business increases by a net $49 million on a US GAAP basis.
Events After the end of the Financial Year 2006
On 11 July 2006 the appointment of Mr. David Turner as a Director was announced. Mr. Turner’s appointment is effective from 1 August 2006.
On 20 July 2006 the Bank concluded agreements to dispose of all holdings in its Loy Yang investment to several parties, for total net proceeds of approximately $175 million. This has resulted in a profit on sale of approximately $79 million.
On 25 July 2006 the appointment of Mr. David Craig as Chief Financial Officer was announced. Mr. Craig’s appointment commenced in September 2006.
On 8 August 2006 the retirement of Mr Tony Daniels and Ms Barbara Ward from the Board of the Bank and the appointment of Mrs Jane Hemstritch as a Director of the Bank was announced. Mr Daniels and Ms Ward retired at the Bank’s Annual General Meeting on 3 November 2006 and Mrs Hemstritch’s appointment took effect from 9 October 2006.
On 10 October 2006 the Colonial Group (a subsidiary of the Bank) issued $700 million of hybrid securities, called Funds Management Securities (“FMS”) which provides capital for the Colonial Group. The FMS pay a floating rate coupon of BBSW plus 1%, until they become callable at the option of the Colonial Group in 2011.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.
52       Commonwealth Bank of Australia Form 20-F 2006

Remuneration of Auditors
The following table sets out the Remuneration of Auditors disclosure adjusted for SEC definitions:

	Group
	2006	2005
	$’000	$’000

Audit fees payable to:
Ernst & Young	12,790	9,166
Other Auditors	176	114

Total amounts paid or payable for audit services	12,966	9,280

Amounts paid or payable for non-audit services to:
Ernst & Young:
Audit related fees	2,000	832
Tax fees	—	16
All other fees:
Other services	1,236	327

Total amounts paid or payable for non-audit services	3,236	1,175

Total Remuneration of Auditors	16,202	10,455

Fees for audit services includes fees associated with statutory audit services, review of the Group’s half year Financial Statements, and other services in relation to statutory and regulatory requirements.
The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and the level of fees are compatible with maintaining auditors’ independence. Of the total amount of fees paid by the Group to Ernst & Young in the year ended 30 June 2006 NZ$5,600, approximately 0.0014% of fees paid or payable for non-audit services (0.0004% of fees paid or payable for audit services) were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the SEC. No other fees paid by the Group to Ernst & Young in that year were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Audit related services fees include reviews, attestations and assurance services, and primarily relate to compliance with SEC and Sarbanes Oxley requirements and other services that only the external auditor can provide, as well as investigations and reviews of internal control systems and financial or regulatory information.
Taxation services fees include income tax and GST compliance and related advice, and tax technology and related training.
All other fees principally include assurance services relating to Sarbanes Oxley compliance, agreed upon procedures and comfort letters for debt raisings.
Commonwealth Bank of Australia Form 20-F 2006       53

Description of Business Environment
Forward-Looking Statements
This “Description of Business Environment” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Overview
Commonwealth Bank of Australia provides a comprehensive range of banking, financial, life and risk business insurance and funds management services in Australia, New Zealand, throughout Asia and in the United Kingdom. The Bank is Australia’s largest bank in terms of housing loans and retail deposits. At 30 June 2006, the Group had total consolidated assets of over $369 billion and loans outstanding of $266 billion. The Group’s net profit after tax (“statutory basis”) was $3,928 million for Financial Year 2006.
The address of the Bank’s principal executive office is 48 Martin Place, Sydney, New South Wales, 1155, Australia and its telephone number is (612) 9378 2000.
The Group is managed within three primary business segments, being banking, funds management and life insurance.
Banking
The Group’s banking operations contributed approximately 82% of its total net profit after tax for Financial Year 2006 and represented approximately 92% of the Group’s total assets at 30 June 2006. The Group’s banking operations consist primarily of the operations of the Bank and ASB Bank.
Funds Management
The Group’s funds management operations consist primarily of the Colonial First State Group (acquired as part of the Colonial Limited acquisition in June 2000). The Commonwealth Funds Management business was merged into the Colonial First State Group during the Financial Year 2003. For Financial Year 2006 the funds management operations contributed $309 million (8% of the Group) in net profit after tax (“statutory basis”). As at 30 June 2006 the funds management operations held $152 billion in Funds under Administration.
Insurance
The Group’s insurance operations consist primarily of Commonwealth Life Limited, Colonial Mutual Life Assurance (CMLA), ASB Life Limited, Sovereign Group, operations in the Asian region and Commonwealth Insurance Limited. The Asian operations include both 100% owned subsidiaries and joint venture operations. The insurance operations of the Group contributed 11% ($416 million) of the Group’s net profit after tax for Financial Year 2006.
Each of these businesses is described more fully within the preceding Banking, Funds Management and Insurance Business Analysis Sections.
The operations of the core business functions are carried out by four customer-facing business units. They are International Financial Services, Wealth Management, Premium Business Services and Retail Banking Services. Other functions of the Group that support these core business functions include; Finance and Risk Management, Group Strategic Development, Enterprise IT and People Services.
International Financial Services (IFS)
International Financial Services is leading the Bank’s international strategy by focusing on identifying and developing offshore growth opportunities for the Bank in the Asia Pacific region.
The Bank is represented in 12 countries, operating full retail banks in New Zealand (ASB Bank), Fiji (Colonial National Bank) and Indonesia (PT Bank Commonwealth).
IFS has recently expended its banking presence in China and India, making two investments in Chinese city commercial banks, Jinan City Commercial Bank and Hangzhou City Commercial Bank, and establishing a Representative Office in India.
Life insurance and fund management businesses are operating in China, Singapore, Indonesia, Vietnam, Fiji and New Zealand. The Bank also has global market activities in London, New York, Tokyo, Hong Kong, Singapore and Malta.
Wealth Management
Wealth Management brings together the Group’s funds management, platform, master funds, superannuation, insurance and financial advice support divisions. These businesses include the external brands of Colonial First State, Colonial First State Global Asset Management, Commonwealth Investment Management and CommInsure.
Wealth Management operates in Australia, Hong Kong, Singapore and the United Kingdom. Through the Colonial First State Global Asset Management business, it also recently entered into a joint venture in China to provide further opportunities to expand offshore growth opportunities in funds management. This arrangement compliments the Bank’s recent investment in Chinese banks, as detailed above.
Wealth Management has distribution strength across the Third Party Independent Financial Advisers channel (IFA), Bank planners and insurance consultants and advisers within the Bank’s aligned dealership groups.
The Bank’s funds management operations consists primarily of Colonial First State Global Asset Management (acquired as part of the Colonial Limited acquisition in June 2000). The Commonwealth Funds Management business was merged into the Colonial First State Group during the Financial Year 2003. For Financial Year 2006, the funds management businesses achieved a profit after tax of $309 million. As at 30 June 2006, the funds management operations held $152 billion in Funds under Administration.
Premium Business Services (PBS)
Premium Business Services (PBS) provides wealth and relationship management for the Bank’s premium clients (personal, business, corporate and institutional).
PBS undertakes financial markets activities in foreign exchange, debt and equity, and derivatives. Australia’s leading online broking service, CommSec, is also part of PBS.
Retail Banking Services (RBS)
Retail Banking Services is responsible for the development and delivery of innovative and competitive products and services to almost 10 million retail customers. The business is responsible for the largest retail banking network in Australia comprising branches, 24 hour call centres, area offices, third party banking and support office. The retail bank is also responsible for the Bank’s ATM network, also the largest in Australia, and its online banking service, NetBank.
We believe we have Australia’s most accessible bank facilities based on our extensive branch network, online banking and ATM network relative to our competitors, and provide service to customers across a wide range of outlets.
54       Commonwealth Bank of Australia Form 20-F 2006

Description of Business Environment
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
In June 1996, the Commonwealth Government sold through a public offer its remaining 50.4% shareholding in the Bank. In conjunction with this offer, the Bank, pursuant to a buy-back Agreement between the Bank and the Commonwealth of Australia, agreed to buy back 100 million shares in the Bank from the Commonwealth. The public offer and buy back were completed on 22 July 1996.
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
The agreement also includes an undertaking from the Bank that it will not seek to extend the maturity profile of its deposit liabilities beyond that required in the normal course of business during the three years following the effective time. The liabilities of the Bank’s subsidiary Commonwealth Development Bank Limited will continue to remain guaranteed by the Commonwealth. For full details of all guarantee arrangements refer to Note 26 to the Financial Statements.
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
Competition
Australia
Competitive Landscape
Financial services providers in Australia offer a wide range of products and services to retail and business customers, encompassing for the most part banking, funds management and insurance.
The domestic competitive landscape includes the four major banks (including Commonwealth Bank of Australia), regional banks, smaller players (including foreign banks) and both local and international non-bank financial intermediaries.
Each of the major banks offers a full range of financial products and services through branch networks, electronic channels and third party intermediaries across Australia. The regional banks, whilst smaller than the majors, now mostly operate across state borders, or nationally. They have experienced strong growth primarily in mortgage lending, facilitated by the proliferation of non-bank mortgage originators and brokers. Non-bank financial intermediaries such as building societies and credit unions compete strongly in the areas of accepting deposits and residential mortgage lending, mainly for owner-occupied housing. Other non-bank financial intermediaries include investment banks, fund managers, finance companies, and a diverse range of product and service specialists.
In recent years, a number of local and global new entrants are attacking segments of the market where margins are typically the widest, including product markets such as deposits, housing loans and credit cards, and on distribution markets such as mortgage broking and business banking broking.
Trends
The Australian financial services sector has performed strongly in the last decade, largely driven by strong growth in lending. More recently however, the expectation is for lower credit growth going forward. This, together with the encroachment of new entrants, may lead to intensifying competition and to ongoing downward pressure on margins.
Substantial growth has also occurred in funds under management, especially within the superannuation (pension funds) industry. Future growth will be underpinned by the Australian Government’s continued encouragement of long-term saving through private superannuation and compulsory employer pension contributions, as well as the recent establishment of the Future Fund (designed to address the public sector’s superannuation liabilities). This growth potential continues to attract new entrants to this market, from international fund managers to boutique players. The major
Commonwealth Bank of Australia Form 20-F 2006       55

Description of Business Environment
banks have expanded into funds management and/or insurance, either through acquisition or through agreements with third parties. The corporate bond market in Australia has also benefited from the growth in funds under management with many of the major Australian corporates now directly accessing capital markets domestically and around the world.
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
New Zealand banking activities are led by four financial services groups, all owned by Australian based banks operating through nationwide branch networks. There is also the Government-owned Kiwibank, operating nationwide, and TSB Bank, operating in the main centres. Both banks offer retail and business banking services through branches. In addition, there are several financial institutions operating largely in the wholesale banking sector.
Through its wholly owned subsidiaries, Sovereign Group and ASB Group Investments, ASB Group also competes in the New Zealand insurance and investment market.
Employees
The Commonwealth Bank Group employs approximately 36,600 employees on a full time equivalent basis.
The Bank views that having engaged, passionate and valued people who work together with trust & team spirit as being central to achieving its vision “to be Australia’s finest financial services organisation through excelling in customer service”. During the year, the Bank completed a number of activities as part of our people strategy.
•	Improvement in the Bank’s Occupational Health & Safety systems, to achieve a culture where workplace behaviours ensure the safety and health of all employees, contractors and customers, is a continuing priority.
•	The Bank’s performance management system provides managers and team members with an opportunity to engage in regular conversations about job performance. The system has been aligned closely with the Bank’s customer service and business objectives. Performance is measured against workplace behaviours as well as business outcomes. The relationship between individual and team performance and recognition and reward has been strengthened.
•	There is a continuous program of process simplification which draws on the techniques from “Lean Manufacturing” and “Six Sigma”. These methods support employee engagement by encouraging staff participation in the improvement of work systems which can reduce cycle times and costs.
•	The Bank has continued to use employee equity plans aligned to shareholder interests. One example is the Employee Share Acquisition Plan, which provides staff with a grant of up to $1,000 worth of free shares if the Bank meets its overall performance targets. In nine of the last ten years, an annual grant of shares has been offered to staff. In respect of the Financial Year 2006 all eligible employees will receive shares to the value of $1,000.
•	The Bank’s performance and remuneration systems are reviewed regularly to ensure good quality people continue to be attracted to the Bank and motivated to excel in customer service.
•	Talent management systems have been enhanced. The Bank makes a significant contribution to the training & personal development of its employees, including a Bankwide leadership program and extensive sales & service training and cultural improvement.
•	The Bank is a committed Equal Employment Opportunity (EEO) employer. The Bank has been named an Employer of Choice for Women by the Equal Opportunity for Women in the Workplace Agency (EOWA) and has maintained this status since the award’s inception in 2001.
•	The Bank has conducted a twice yearly performance culture survey which measures progress against cultural aspirations.
•	The Bank has continued to support its extensive range of flexible working and wellbeing practices for staff – for example, part-time work, job share, career break, twelve weeks paid maternity leave, paternity & adoption leave, child care, staff influenza vaccines, health checks, access to advice & information for dependent care and health services and the ability to purchase up to four weeks additional leave each year.
2004 Enterprise Bargaining Agreements (“EBAs”).
The Bank’s collective Enterprise Bargaining Agreement (“EBAs”) and the employment conditions contained in them, although expired, continue to operate until they are replaced. A pay increase of 4% for staff covered by these EBAs was implemented by the Bank on 1 July 2005 and a further 4% on 1 July 2006. The Bank continues to offer, where appropriate, an Australian Workplace Agreement (“AWA”), or other forms of individual contract as an alternative to EBAs.
Financial System Regulation in Australia
Australia has by international standards a high quality financial system which in general regulates financial products and services consistently regardless of the type of financial institutions providing them.
Since July 1998, financial services regulators in Australia at the Commonwealth level have comprised four separate agencies: The Reserve Bank of Australia, the Australian Prudential Regulation Authority, the Australian Securities and Investments Commission and the Australian Competition and Consumer Commission. Each agency has system wide responsibilities for the different objectives of Commonwealth Government oversight of the financial system. A description of these agencies and their general responsibilities and functions is set out below.
56       Commonwealth Bank of Australia Form 20-F 2006

Description of Business Environment
Reserve Bank of Australia (“RBA”) – is responsible for monetary policy, financial system stability and for promoting the safety and efficiency of the payments system.
Australian Prudential Regulation Authority (“APRA”) – has responsibility for the prudential supervision of banks, building societies and credit unions, life and general insurance companies, friendly societies and most superannuation funds (pension funds). Unless a body corporate is authorised under the Banking Act 1959 or exempted by APRA, it is prohibited from carrying on any banking business in Australia (other than in the case of State banking).
Australian Securities and Investments Commission (“ASIC”) – has responsibility for monitoring, regulating and enforcing company and financial services laws and promoting market integrity and consumer protection across the financial services sector and the payments system.
Australian Competition and Consumer Commission (“ACCC”) – has responsibility to ensure that individuals and businesses comply with Commonwealth competition, fair trading and consumer protection laws across all sectors of the economy.
The Corporations Act 2001 provides for a single licensing regime for sales, advice and dealings in financial products and services, consistent and comparable financial product disclosure and a single authorisation procedure for financial exchanges and clearing and settlement facilities. The current financial services regulatory framework is intended to facilitate innovation and promote business while at the same time ensuring consumer protection and market integrity.
The Government passed into law in June 2004 a package of proposals (known as CLERP 9) dealing with audit reform and corporate disclosure. CLERP 9 is part of a program designed to ensure Australia has an effective regulatory and disclosure framework that provides the structures and incentives for a fully informed market.
Supervisory Arrangements
The Bank is an authorised deposit-taking institution under the Banking Act 1959 and is subject to prudential regulation by APRA as a bank.
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
The prudential framework applied by APRA is embodied in a series of prudential standards and other requirements including:
(i) Capital Adequacy
Under APRA capital adequacy guidelines, Australian banks are required to maintain a ratio of capital (comprising Tier One and Tier Two capital components) to risk-weighted assets of at least 8%, of which at least half must be Tier One capital. Regulatory capital requirements are measured for the Bank (“Level 1”) and for the Bank together with its banking subsidiaries (“Level 2”). APRA capital requirements are generally consistent with those agreed upon by the Basel Committee on Banking Supervision. APRA has advised that a third level of capital adequacy (“Level 3”) for conglomerate groups will be implemented to coincide with Basel II. For information on the capital position of the Bank and Basel II, see Note 35 to the Financial Statements.
(ii) Funding and Liquidity
APRA exercises liquidity control by requiring each bank to develop a liquidity management strategy that is appropriate for itself. Each policy is formally approved by APRA. A key element of the Group’s liquidity policy is the holding of a stock of high quality liquid assets to meet day to day fluctuations in liquidity. The liquid assets held are assets that are available for repurchase by the RBA (over and above those required to meet the Real Time Gross Settlement (“RTGS”) obligations, AUD Certificates of Deposits/Bills of other banks and AUD overnight interbank loans) and other highly liquid market securities. More detailed comments on the Group’s liquidity and funding risks are provided in Note 43 to the Financial Statements.
(iii) Large Credit Exposures
APRA requires banks to ensure that, other than in exceptional circumstances, individual credit exposures to non-bank, non-government clients do not exceed 25% of the capital base. Exposure to authorised deposit taking institutions (“ADIs”) is not to exceed 50% of the capital base. Prior consultation must be held with APRA if a bank intends to exceed set thresholds. For information on the Bank’s large exposures refer to Note 16 to the Financial Statements.
(iv) Ownership and Control
In pursuit of transparency and risk minimisation, the Financial Sector (Shareholding) Act 1998 embodies the principle that regulated financial institutions should maintain widespread ownership. The Act applies a common 15% shareholding limit for authorised deposit taking institutions, insurance companies and their holding companies. The Treasurer has the power to approve acquisitions exceeding 15% where this is in the national interest, taking into account advice from the ACCC in relation to competition considerations and APRA on prudential matters. The Treasurer may also delegate approval powers to APRA where one financial institution seeks to acquire another.
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
(v) Banks’ Association With Non-Banks
There are formal guidelines (including maximum exposure limits) that control investments and dealings with subsidiaries and associates. A bank’s equity associations with other institutions should normally be in the field of finance. APRA has expressed an unwillingness to allow subsidiaries of a bank to exceed a size which would endanger the stability of the parent. No bank can enter into any agreements or arrangements for the sale or disposal of its business, or effect a reconstruction or carry on business in partnership with another bank, without the consent of the Commonwealth Treasurer.
Commonwealth Bank of Australia Form 20-F 2006       57

Description of Business Environment
(vi) Fit & Proper and Governance
From 1 October 2006, all ADIs are subject to APRA’s new “Fit and Proper” and “Governance” prudential standards. All ADIs are now required to have and implement a Board approved Fit and Proper policy covering all of their responsible persons (directors and designated members of senior management etc). ADIs also have to comply with APRA’s Governance prudential standard which sets out requirements for board size and composition, independence of directors and other APRA governance matters.
(vii) Supervision of Non-Bank Group Entities
The Australian life insurance company subsidiaries, general insurance company subsidiaries and the superannuation trustees of the group also come within the supervisory purview of APRA.
APRA’s prudential supervision of both life insurance and general insurance companies is exercised through the setting of minimum standards for solvency and financial strength to ensure obligations to policyholders can be met. Trustees operating APRA regulated superannuation entities are now required to hold a Registrable Superannuation Entity (“RSE”) licence from APRA.
General insurance companies are subject to prudential standards including capital adequacy, liability valuation, risk management and reinsurance arrangements. Compliance with APRA regulation for general insurance companies is monitored through regular returns, lodgement of an audited annual return, and auditor certification covering prudential matters.
The financial condition of life insurance companies is monitored through regular financial reporting, lodgement of audited accounts, the preparation of a financial conditions report (prepared by the company’s approved actuary) and supervisory inspections.
From 1 October 2006 life and general insurance companies are now subject to similar Fit & Proper and Governance requirements as those to apply to ADIs.
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
58       Commonwealth Bank of Australia Form 20-F 2006

Corporate Governance
Board of Directors
Charter
The role and responsibilities of the Board of Directors are set out in the document entitled “Board Charter and Description of Board and Management Roles”. The responsibilities include:
•	The corporate governance of the Bank, including the establishment of Committees;
•	Oversight of the business and affairs of the Bank by:
-	Establishing, with management, and approving the strategies and financial objectives;

-	Approving major corporate and capital initiatives and approving capital expenditure in excess of limits delegated to management;

-	Establishing appropriate systems of risk management; and

-	Monitoring the performance of management;
•	Approving documents (including reports and statements to shareholders) required by the Bank’s Constitution and relevant regulation;
•	Appointment of the Chief Executive Officer; and
•	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.
The Board carries out the legal duties of its role in accordance with the Bank’s values of trust, honesty and integrity and having regard to the interests of the Bank’s customers, staff, shareholders and the broader community in which the Bank operates.
The Board delegates to the Chief Executive Officer the authority to achieve the Bank’s objective of creating long term shareholder value for its shareholders through providing financial services to its customers and providing sustained best-in-industry performance in safety, community reputation and environmental impact.
Composition
There are currently 11 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors’ Report. Membership of the Board and Committees is set out below:

	Board Membership		Committee Membership
			Board Performance	People
Director (1)			& Renewal	& Remuneration	Audit	Risk

J M Schubert	Non-Executive, independent	Chairman	Chairman	Member		Member
R J Norris	Executive	Chief Executive Officer				Member
R J Clairs	Non-Executive, independent			Chairman		Member
A B Daniels (2)	Non-Executive, independent			Member		Member
C R Galbraith	Non-Executive, independent		Member		Member	Member
S C H Kay	Non-Executive, independent			Member		Member
W G Kent	Non-Executive, independent				Member	Member
F D Ryan	Non-Executive, independent				Chairman	Member
F J Swan	Non-Executive, independent		Member			Chairman
B K Ward (2)	Non-Executive, independent				Member	Member
D Turner (3)	Non-Executive, independent					Member
J Hemstritch (4)	Non-Executive, independent

(1)	Mr. D V Murray retired as Chief Executive Officer and Director on 22 September 2005

(2)	Mr. A B Daniels and Ms. B K Ward retired at the Bank’s Annual General Meeting on 3 November 2006.

(3)	Mr. D Turner was appointed to the Board with effect from 1 August 2006. In accordance with the Bank’s Constitution and the ASX Listing Rules, he will stand for election at the Annual General Meeting to be held on 3 November 2006.

(4)	Mrs. J Hemstritch was appointed to the Board with effect from 9 October 2006. In accordance with the Bank’s constitution and the ASX Listing Rules, she will stand for election at the Annual General Meeting to be held on 3 November 2006.
The Constitution of the Bank specifies that:
•	The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;
•	The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board has determined that the number of directors shall be 12; and
•	At each Annual General Meeting one-third of Directors (other than the Chief Executive Officer) shall retire from office and may stand for re-election.

The Board has established a policy that, with a phasing in provision for existing Directors, the term of directors’ appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years).
     Commonwealth Bank of Australia Form 20-F 2006     59

Corporate Governance
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
All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):
•	The specific disclosures made by each Director as referred to above;
•	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;
•	That no Director is, or has been associated directly with, a substantial shareholder of the Bank;
•	That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;
•	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and
•	That no non-executive Director personally carries on any role for the Bank other than as a Director of the Bank.
The Bank does not consider that term of service on the Board is a factor affecting a Director’s ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board has established a policy limiting Directors’ tenures to ensure that skill sets remain appropriate in a dynamic industry.
Education
Directors participate in an induction program upon appointment and in a refresher program on a regular basis. The Board has established a program of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank’s operations.
Review
The Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every two years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review process includes an assessment of the performance of the Board Committees and each Director.
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
Selection of Directors
The Board Performance and Renewal Committee has developed a set of criteria for director appointments which have been adopted by the Board. The criteria are aimed at creating a Board capable of challenging, stretching and motivating management to achieve sustained outstanding company performance in all respects. These criteria, which are reviewed annually, aim to ensure that any new appointee is able to contribute to the Board constituting a competitive advantage for the Bank and:
•	Be capable of operating as part of an exceptional team;
•	Contribute outstanding performance and exhibit impeccable values;
•	Be capable of inputting strongly to risk management, strategy and policy;
•	Provide skills and experience required currently and for the future strategy of the Bank;
•	Be excellently prepared and receive all necessary education,
•	Provide important and significant insights, input and questions to management from their experience and skill; and
•	Vigorously debate and challenge management.
The Committee regularly reviews the skill base and experience of existing Directors to enable identification of attributes required in new Directors.
An executive search firm is engaged to identify potential candidates based on the identified criteria.
Candidates for appointment as Directors are considered by the Board Performance and Renewal Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of shareholders.
60     Commonwealth Bank of Australia Form 20-F 2006

Corporate Governance
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
Policies
Board policies relevant to the composition and functions of Directors include:
•	The Board will consist of a majority of independent non-executive Directors and the membership of the Board Performance and Renewal, People & Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors;
•	The Chairman will be an independent non-executive Director. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman;
•	The Board will generally meet regularly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist in involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually;
•	The Board has an agreed policy on the basis on which Directors are entitled to obtain access to company documents and information and to meet with management; and
•	The Bank has in place a procedure whereby, after appropriate consultation, Directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as Directors. The policy of the Bank provides that any such advice is generally made available to all Directors.
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
Audit Arrangements
Audit Committee
The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:
•	The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee;
•	At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management;
•	The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor;
•	The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management;
•	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board; and
•	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Corporations Act and the Securities and Exchange Commission (“SEC”) of the USA.
     Commonwealth Bank of Australia Form 20-F 2006     61

Corporate Governance
In carrying out these functions, the Committee:
•	Reviews the Financial Statements and reports of the Group;
•	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;
•	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and
•	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.
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
The Committee, at least annually, meets separately with each of the chief internal audit executive and the external auditor, without management, as part of the process of ensuring independence of the audit functions.
The Board has determined that Fergus Ryan is an “audit committee financial expert” within the meaning of that term as described in the SEC rules. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members. He is not an auditor, does not perform “field work” and is not a full time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The Board has also determined that Fergus Ryan is independent within the meaning of the definition of audit committee member independence used by the New York Stock Exchange.
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
The policy also ensures that the Auditors do not:
•	Assume the role of management or act as an employee;
•	Become an advocate for the Bank;
•	Audit their own work;
•	Create a mutual or conflicting interest between the Auditor and the Bank;
•	Require an indemnification from the Bank to the Auditor;
•	Seek contingency fees; or
•	Have a direct financial or business interest or a material indirect financial or business interest in the Bank or any of its affiliates, or an employment relationship with the Bank or any of its affiliates.
Under the policy, the Auditor shall not provide the following services:
•	Bookkeeping or services relating to accounting records or Financial Statements of the Bank;
•	Financial information systems design and implementation;
•	Appraisal or valuation services and fairness opinions;
•	Actuarial services;
•	Internal audit outsourcing services;
•	Management functions, including acting as an employee;
•	Human resources;
•	Broker-dealer, investment adviser or investment banking services;
•	Legal services; or
•	Expert services unrelated to the audit.
In general terms, the permitted services are:
•	Audit services to the Bank or an affiliate;
•	Related services connected with the lodgement of statements or documents with the ASX, ASIC, APRA, SEC or other regulatory or supervisory bodies;
•	Services reasonably related to the performance of the audit services;
•	Agreed upon procedures or comfort letters provided by the Auditor to third parties in connection with the Bank’s financing or related activities; and
•	Other services pre-approved by the Audit Committee.
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
On October 19, 2006, the Bank announced its intention to undertake a formal tender process to appoint a new auditor with the appointment being effective from the beginning of the Commonwealth Bank Group’s 2008 fiscal year. Two firms, KPMG and PricewaterhouseCoopers, have been invited to participate in the next phase of the tender process. The Bank’s current auditor, Ernst &Young, who have been involved in the Bank’s audit for more than ten years, will remain responsible for the completion of the audit for the 2007 fiscal year.
The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive only after consultation with the Audit Committee.
The SEC has requested that the Bank produce documents and information relating to all services provided by the Bank’s external auditors, Ernst & Young, since July 1, 2000, that may impact on the independence of the external auditors under U.S. rules. The Bank understands that the SEC has made similar requests to certain other Australian companies registered with the SEC and their accounting firms.
62     Commonwealth Bank of Australia Form 20-F 2006

Corporate Governance
The Bank has produced the documents and information requested, which include information regarding a number of engagements in each fiscal year involving the “secondment” of Ernst & Young personnel to entities in the Commonwealth Bank Group, including the internal audit department, and non-management assistance in relation to portions of the Financial Statements.
In addition, Ernst & Young has reported to the Bank’s Audit Committee and to the SEC that, during the past three fiscal years, certain Ernst & Young professionals maintained deposit accounts or had other financial relationships with the Commonwealth Bank Group that are prohibited by the SEC’s auditor independence rules. Ernst & Young has advised that the deposit accounts and other financial relationships were generally small in size and that they have been terminated or rectified. In 2004, Ernst & Young also reported to the Bank’s Audit Committee regarding (i) certain small non-consolidated trusts managed by a subsidiary of the Bank in Fiji, where three Ernst & Young partners in Fiji owned a company that was appointed as trustee of the trusts prior to the Bank’s acquisition of the manager, and (ii) certain non-operating indirect subsidiaries of the Bank in the United Kingdom, where the Ernst & Young firm in Edinburgh was appointed as liquidator of those subsidiaries. Those activities may also be impermissible under the SEC rules.
In 2006, Ernst & Young reported to the Bank’s Audit Committee that certain New Zealand-based employees of the Group attended a management-style training program in fiscal years 2003, 2004, 2005 and 2006. This program was offered to the broader New Zealand business community and was not directed specifically at those New Zealand employees. None of the employees was in a financial reporting oversight role for the Bank or any of its subsidiaries, and the approval of the Audit Committee was not sought prior to their attendance at the program. It is unclear whether the presentation of the program to the New Zealand employees should be considered a service performed by Ernst & Young for the Group. If, however, the presentation of the program to the New Zealand employees is considered to be a service performed by Ernst & Young for the Group, that service would be permitted under the SEC’s rules if pre-approval of the Bank’s Audit Committee had been sought and obtained.
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
The Committee considers the Group’s credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group’s risk/return expectations. In addition, the Committee reviews the Group’s credit portfolios and recommendations by management for provisioning for bad debts.
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
The Committee meets, at least annually, with the Chief Risk Officer, in the absence of other management to allow the Committee to form a view on the independence of the function.
Framework
The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.
A full description of the functions of the framework and the nature of the risks is set out in the section of this Annual Report entitled Integrated Risk Management and in Notes 16 and 43 to the Financial Statements.
Board Performance and Renewal Committee
The Board Performance and Renewal Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank of Australia Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non executive directors. The Chief Executive Officer attends the meeting by invitation.
In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.
Continuous Disclosure
The Corporations Act 2001 and the ASX Listing Rules require that a company discloses to the market matters which could be expected to have a material effect on the price or value of the company’s securities. The Bank’s “Guidelines for Communication between the Bank and Shareholders” sets out the processes to ensure that shareholders and the market are provided with full and timely information about the Bank’s activities in compliance with continuous disclosure requirements. Management procedures are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. A Disclosure Committee has been formed to provide advice on the requirements for disclosure of information to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.
     Commonwealth Bank of Australia Form 20-F 2006     63

Corporate Governance
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
Statement of Professional Practice
The Bank has adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees and directors including:
•	To act properly and efficiently in pursuing the objectives of the Bank;
•	To avoid situations which may give rise to a conflict of interest;
•	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;
•	To maintain confidentiality in the affairs of the Bank and its customers; and
•	To be absolutely honest in all professional activities.
These standards are regularly communicated to staff. In addition, the Bank has established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.
Our People
The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining high quality staff and consequently, being in a position to excel in customer service.
There are various policies and systems in place to enable achievement of these goals, including:
•	Fair Treatment Review;
•	Equal Employment Opportunity;
•	Occupational Health and Safety;
•	Recruitment and selection;
•	Performance management;
•	Talent management and succession planning;
•	Remuneration and recognition;
•	Employee share plans; and
•	Supporting Professional Development.
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
US Sarbanes-Oxley Act
On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (“SOX Act” or “Sarbanes Oxley”), was enacted. A number of provisions of the SOX Act apply to the Group because it has certain securities registered with the SEC under the US Securities Exchange Act of 1934 (“Exchange Act”).
Under the Exchange Act, the Bank files periodic reports with the SEC, including an Annual Report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC has adopted rules requiring that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the Annual Report on Form 20-F.
Evaluation of disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group’s Management, have evaluated the effectiveness of the Group’s disclosure controls and procedures as at 30 June 2006. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that the Group’s disclosure controls and procedures are effective.
Changes in internal control over financial reporting
No changes in our internal controls over financial reporting occurred during the year ended 30 June 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Code of Ethics
The Group is required to disclose in its annual report on Form 20-F whether it has adopted a written code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and principal accounting officers or controllers or persons performing similar functions. The Group has adopted such a code.
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
Carla Collingwood was appointed a Company Secretary to the Bank in July 2005
From 1994 until 2005, she was a solicitor with the Bank’s Legal Services Department, before being appointed to the position of General Manager, Secretariat. She holds a Bachelor of Laws degree (Hons.) and a Graduate Diploma in Company Secretary Practice from Chartered Secretaries Australia.
64     Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details
Set forth on pages 65 to 90 below is an extract from the Directors’ Report included in the Bank’s Annual Report to Shareholders. This “Directors’ Details” contains certain forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (the ‘Bank’) and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2006.
The names of the Directors holding office during the financial year and until the date of this report are set out below together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.
John M Schubert, Chairman
Dr Schubert has been a member of the Board since 1991 and Chairman since November 2004. He is Chairman of the Board Performance & Renewal Committee and a member of the Risk and People & Remuneration Committees. He holds a Bachelor’s Degree and PhD in Chemical Engineering and has executive experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.
Chairman: G2 Therapies Limited.
Director: BHP Billiton Limited, BHP Billiton Plc, and Qantas Airways Limited.
Other Interests: Academy of Technological Science and Engineering (Fellow), Institute of Engineers (Fellow), and AGSM Advisory Board (Member).
Dr Schubert is a resident of New South Wales. Age 63.
Ralph J Norris, DCNZM, Managing Director and Chief Executive Officer
Mr Norris was appointed as Managing Director and Chief Executive Officer with effect from 22 September 2005. Mr Norris has been Chief Executive Officer and Managing Director of Air New Zealand since February 2002 and had been a Director of that company since August 1998. He retired from that Board in August 2005 to take up his position with the Bank. He is a member of the Risk Committee.
Prior to his appointment at Air New Zealand, Mr Norris had a 30 year career in banking. He was Chief Executive Officer of ASB Bank Limited from March 1991 until September 2001 and Head of International Financial Services from August 1999 until 2001.
In August 2005, Mr Norris retired from the Board of Fletcher Building Limited where he had been a Director since 2001.
Other Interests: New Zealand Institute of Management (Fellow) and New Zealand Computer Society (Fellow).
Mr Norris is a resident of New South Wales. Age 57.
Reg J Clairs, AO
Mr Clairs has been a member of the Board since March 1999 and is Chairman of the People & Remuneration Committee and a member of the Risk Committee. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years experience in retailing, branding and customer service.
Director: David Jones Limited and The Cellnet Group.
Other Interests: Australian Institute of Company Directors (Member).
Mr Clairs is a resident of Queensland. Age 68.
A B (Tony) Daniels, OAM, retired 3 November 2006
Mr Daniels has been a member of the Board since March 2000 and is a member of the People & Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. In addition to serving as a director of various public companies, he has also worked with government in superannuation, competition policy and export facilitation. Mr. Daniels retired from the Board at the Annual General Meeting on 3 November 2006.
Director: O’Connell St Associates.
Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Daniels is a resident of New South Wales. Age 71.
Colin R Galbraith, AM
Mr Galbraith has been a member of the Board since June 2000 and is a member of the Board Performance & Renewal Committee, and the Audit and Risk Committees. He is a special advisor for Gresham Partners Limited.
Chairman: BHP Billiton Community Trust.
Director: GasNet Australia (Group) and OneSteel Limited.
Other Interests: CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee). Allens Arthur Robinson (Special Advisor).
Mr Galbraith is a resident of Victoria. Age 58.
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
Director: Symbion Health Limited, Brambles Industries Ltd, Brambles Industries Plc.
Other Interests: Australian Institute of Company Directors (Fellow). Allens Arthur Robinson (External Member of the Board), Starlight Foundation (Director).
Ms Kay is resident in New South Wales. Age 44.
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
Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.
Director: Hoyts Corporation Pty Ltd.
Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Finsia (Senior Fellow) and the Chartered Institute of Company Secretaries (Fellow).
Mr Kent is a resident of Western Australia. Age 70.
     Commonwealth Bank of Australia Form 20-F 2006     65

Directors’ Details
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
Member: Prime Minister’s Community Business Partnership and Chairman of the Partnership Sub Committee on Corporate Social Responsibility.
Director: Australian Foundation Investment Company Limited, Clayton Utz, National Australia Day Council and Deputy Chairman for National Library of Australia.
Other Interests: Committee for Melbourne (Patron), Pacific Institute (Counsellor) and Special Committee for Mature Age Workers (Chairman).
Mr Ryan is a resident of Victoria. Age 63.
Frank J Swan
Mr Swan has been a member of the Board since July 1997 and is Chairman of the Risk Committee and a member of the Board Performance and Renewal Committee. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.
Chairman: Foster’s Group Limited and Centacare Catholic Family Services.
Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Swan is a resident of Victoria. Age 65.
Barbara K Ward, retired 3 November 2006
Ms Ward has been a member of the Board since 1994 and is a member of the Audit and Risk Committees. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services. Ms Ward retired from the board at the Annual General Meeting on 3 November 2006.
Chairperson: Country Energy.
Director: Lion Nathan Limited, Allco Finance Group Limited, Multiplex Limited and Multiplex Funds Management Limited.
Other Interests: Sydney Opera House Trust (Trustee), Australia Day Council of New South Wales (Member) and Australian Institute of Company Directors (Member).
Ms Ward is a resident of New South Wales. Age 52.
David V Murray, retired 22 September 2005
Mr Murray had been a member of the Board and Chief Executive Officer since June 1992 and was a member of the Risk Committee. He holds a Bachelor of Business, Master of Business Administration, an honorary PhD from Macquarie University and has thirty-eight years experience in banking.
Chairman: Future Fund Australia and Business/Industry/Higher Education Collaboration Council.
Director: Tara Anglican School for Girls Foundation Limited.
Other Interests: International Monetary Conference (Member), Asian Bankers’ Association (Member), Australian Bankers’ Association (Member), Asia Pacific Bankers’ Club (Member), Business Council of Australia (Member), and the Financial Sector Advisory Council (Member).
Mr Murray is a resident of New South Wales. Age 57.
David J Turner, appointed 1 August 2006
Mr Turner is CEO of Brambles, having occupied that role since October 2003. He joined Brambles as Chief Financial Officer in August 2001 having previously been Finance Director of GKN plc. Mr Turner has also served as a member of the Board of Whitbread plc from December 2000 until March 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales and has wide experience in finance, international business and governance.
Director: Brambles Enterprises Limited, Brambles Finance Limited, Brambles Holdings (UK) Limited, Brambles Industries Limited, Brambles Industries plc, Brambles Limited, CHEP International Inc.
Mr Turner is a resident of New South Wales. Age 61.
Jane Hemstritch, appointment effective 9 October 2006
Mrs Hemstritch is Managing Director — Asia Pacific, Accenture Limited, having been appointed to that role in November 2004. She is a member of Accenture’s global executive leadership team and oversees the management of Accenture’s business portfolio in Asia Pacific. Mrs Hemstritch joined the company in 1982, became a partner in 1988 and has held several leadership roles within that organisation prior to being appointed to her current position. She holds a Bachelor of Science Degree in Biochemistry and Physiology and has professional expertise in technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors and in business expansion in Asia.
Other Interests: Institute of Chartered Accountants in Australia (Fellow), Institute of Chartered Accountants in England and Wales (Fellow), Business Council of Australia (Member) and Chief Executive Women Inc. (Member)
Mrs Hemstritch is a resident of Victoria. Age 53.
66     Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details
Other Directorships
The Directors held directorships on other listed companies within the last three years as follows:

Date of Ceasing
Director	Company	Date Appointed	(if applicable)

J M Schubert	BHP Biliton Limited	01/06/2000
	BHP Biliton Plc	29/06/2001
	Qantas Limited	23/10/2000
	Worley Group Limited	28/11/2002	28/02/2005

R J Norris	Air New Zealand Limited	18/02/2002	30/08/2005
	Fletcher Building Limited	17/04/2001	09/08/2005

R J Clairs	David Jones Limited	22/02/1999
	Cellnet Group Limited	01/07/2004

A B Daniels	The Australian Gas Light Company	04/08/1999	18/10/2005
	Orica Limited	01/03/1995	17/12/2003

C R Galbraith	OneSteel Limited	25/10/2000
	GasNet Australia Group	17/12/2001

S C H Kay	Symbion Health Limited	28/09/2001
	Brambles Industries Limited	01/06/2006
	Brambles Industries Plc	01/06/2006

W G Kent	West Australian Newspaper Holdings Limited	02/02/1998
	Coventry Group Limited	01/07/2001
	Perpetual Trustees Australia Limited (Group)	01/05/1998	31/07/2005

F D Ryan	Australian Foundation Investment Company Limited	08/08/2001

F J Swan	Foster’s Group Limited	25/10/1999
	National Foods Limited	11/03/1997	30/06/2005
	Southcorp Limited	26/05/2005	29/07/2005

B K Ward	Lion Nathan Limited	20/02/2003
	Multiplex Group	26/10/2003
	Allco Finance Group Limited	29/04/2005

Directors’ Meetings
The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank of Australia during the financial year were:

	No. of Meetings	No. of Meetings
Director	Held (1)	Attended

J M Schubert	9	9
R J Norris	7	7
R J Clairs	9	9
A B Daniels	9	9
C R Galbraith	9	9
S C H Kay	9	9
W G Kent	9	9
F D Ryan	9	9
F J Swan	9	9
B K Ward	9	9
D V Murray	2	2

(1)	The number of meetings held during the time the Director was a member of the Board.
Commonwealth Bank of Australia Form 20-F 2006     67

Directors’ Details
Committee Meetings

					People & Remuneration
	Risk Committee		Audit Committee		Committee
		No. of
	No. of Meetings	Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings
Director	Held (1)	Attended	Held (1)	Attended	Held(1)	Attended

J M Schubert	6	6	6	5	8	8
R J Norris	5	5
R J Clairs	6	6			8	8
A B Daniels	6	5			8	8
C R Galbraith	6	6	6	6
S C H Kay	6	6			8	8
W G Kent	6	6	6	6
F D Ryan	6	6	6	6
F J Swan	6	5
B K Ward	6	6	6	5
D V Murray	1	1

	Board Performance & Renewal
	Committee
	No. of Meetings	No. of Meetings
Director	Held (1)	Attended

J M Schubert	4	4
C R Galbraith	4	4
F J Swan	4	4

(1)	The number of meetings held during the time the Director was a member of the relevant committee
Principal Activities
The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:
(i) Banking
The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group has leading domestic market shares in home loans, credit cards, retail deposits and discount stockbroking, and is one of Australia’s largest issuers of personal loans. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products. For our corporate and institutional clients, we offer a broad range of structured finance, equities and advisory solutions, financial markets and equity markets solutions, transactions banking, and merchant acquiring.
The Group has full service banking operations in New Zealand, Fiji and Indonesia.
The Group also has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, China, Tokyo and Malta.
(ii) Funds Management
The Group is Australia’s largest funds manager and largest retail funds manager in terms of its total value of Funds under Administration (source: Plan For Life Report May 2006), and is Australia’s largest manager in retail superannuation pensions and annuities by funds under management (source: Plan For Life Report March 2006). The Group’s funds management business is managed as part of the Wealth Management division. This business manages a wide range of wholesale and retail investment, superannuation and retirement funds.
Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.
The Group also has funds management businesses in New Zealand, the UK and Asia.
(iii) Insurance
The Group provides term life insurance, investment contracts, annuities, master trusts, investment products and household general insurance.
The Group is Australia’s largest insurer based on life insurance assets held.
Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.
There have been no significant changes in the nature of the principal activities of the Group during the financial year.
Consolidated Profit
Consolidated operating profit after tax and minority interests for the Financial Year ended 30 June 2006 was $3,928 million (2005: $3,400 million).
The net operating profit for the year ended 30 June 2006 after tax, and before superannuation plan expense, treasury share valuation adjustment, shareholder investment returns, and sale of the Hong Kong insurance business was $3,842 million. This is an increase of $422 million or 12% over the year ended 30 June 2005.
The principal contributing factors to the profit increase were strong growth in banking income following growth in average interest earning assets. Funds management and insurance income growth was also strongly supported by growth in Funds under Administration and solid growth in inforce premiums. Underlying Expense growth was 5%, driven by average salary increases, the commencement of spend on a number of strategic initiatives and, ongoing compliance expenditure partly offset by the realisation of expense savings from Which new Bank initiatives.
68     Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details
During the period September 2003 to June 2006, the Bank implemented the Which new Bank program, a program of investment focused on improving customer service and people engagement and simplifying processes. The Bank made significant progress during this time, and financial targets for the program were met and, in some cases, exceeded.
In March 2006, the Bank announced an evolutionary strategic direction that builds directly on the progress achieved through Which new Bank and the Bank’s inherent strengths. The strategy focuses on four key priorities to lift business performance and growth: Customer Service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit.
Dividends
The Directors have declared a fully franked (at 30%) final dividend of 130 cents per share amounting to $1,668 million. The dividend will be payable on 5 October 2006 to shareholders on the register at 5pm on 18 August 2006. Dividends paid in the year to 30 June 2006 were as follows:
•	As declared in the 30 June 2005 Annual Report, a fully franked final dividend of 112 cents per share amounting to $1,434 million was paid on 23 September 2005. The payment comprised cash disbursements of $1,173 million with $261 million being reinvested by participants through the Dividend Reinvestment Plan; and
•	In respect of the year to 30 June 2006, a fully franked interim dividend of 94 cents per share amounting to $1,211 million was paid on 5 April 2006. The payment comprised cash disbursements of $992 million with $219 million being reinvested by participants through the Dividend Reinvestment Plan.
Review of Operations
An analysis of operations for the financial year is set out in the Highlights and Analysis sections for Banking, Funds Management and Insurance on pages 15 to 18, 25 to 26 and 29 to 30. A review of the financial condition of the Bank is set out in the Highlights on page 7.
Changes in State of Affairs
During the year, the Bank continued to make significant progress in implementing a number of strategic initiatives.
The initiatives are designed to ensure a better service outcome for the Bank’s customers.
Progress within the major initiatives included the following:
•	The implementation of CommServe, a training program designed to ensure our people are able to obtain maximum value from CommSee (the Bank’s state-of-the-art customer management system) in improving Sales and Service outcomes. Over 14,000 staff undertook CommServe training during 2006;
•	The refurbishment of a further 133 branches, taking to 384 the number of branches refurbished over the past 3 years into a design/layout more conducive to effective sales and service;
•	Improved access to Australia’s largest electronic banking and branch network through two new Streamline products with flat monthly fees, and the removal of transaction fees from NetBank;
•	The introduction of the Business Online Saver high yield investment account, the Commonwealth Portfolio Loan product and the Business Line of Credit, all of which have reached $1 billion in balances;
•	Continued platform enhancements and new product offerings including the development of a self managed super offering “YourChoice”, to capitalise on this rapidly growing sector of the market;
•	Strategic alliance formed between Avanteos and Goldman Sachs JB Were, which has contributed $5.0 billion of additional net funds flow;
•	Acquisition of the Gandel Group’s interests in the Colonial First State Property Retail Trust and Gandel Retail Management Trust, which provides funds management and property management services to a number of Colonial First State Retail Property trusts;
On 22 September 2005 the Managing Director and Chief Executive Officer Mr. David Murray retired from the Group, and the Board appointed Mr. Ralph Norris to take over the role. Mr. Norris was previously Managing Director and Chief Executive Officer of Air New Zealand Limited, and prior to that was Managing Director and Chief Executive Officer of ASB Bank Limited.
The Hong Kong insurance business was sold during the year for a profit of $145 million.
There were no other significant changes in the state of affairs of the Group during the financial year.
Events Subsequent to Balance Date
On 11 July 2006 the appointment of Mr. David Turner as a Director was announced. Mr. Turner’s appointment is effective from 1 August 2006.
On 20 July 2006 the Bank concluded agreements to dispose of all holdings in its Loy Yang investment to several parties, for total net proceeds of approximately $175 million. This has resulted in a profit on sale of approximately $79 million.
On 25 July 2006 the appointment of Mr. David Craig as Chief Financial Officer was announced. Mr. Craig’s appointment commenced in September 2006.
On 8 August 2006 the retirement of Mr Tony Daniels and Ms Barbara Ward from the Board of the Bank and the appointment of Mrs Jane Hemstritch as a Director of the Bank was announced. Mr Daniels and Ms Ward retired at the Bank’s Annual General Meeting on 3 November 2006 and Mrs Hemstritch’s appointment took effect from 9 October 2006.
On 10 October 2006 the Colonial Group (a subsidiary of the Bank) issued $700 million of hybrid securities, called Funds Management Securities (“FMS”) which provides capital for the Colonial Group. The FMS pay a floating rate coupon of BBSW plus 1%, until they become callable at the option of the Colonial Group in 2011.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.
Business Strategies and Future Developments
Accommodation Strategy
On 12 July 2006 the Bank announced its strategy to relocate approximately 5,000 staff from the Sydney central business district to Sydney Olympic Park or Parramatta by 2009-2010. This would result in rationalisation of the existing Sydney CBD property space.
At this stage, it is not anticipated this will have a material financial impact on the Bank’s financial results.
In the majority of cases the relocations are in line with the Bank’s lease expiry profile. Where lease expiries occur beyond the relocation dates opportunities will be taken to sub-let the space in order to avoid shortfalls in rentals.
Commonwealth Bank of Australia Form 20-F 2006       69

Directors’ Details
Business Strategies
The Which new Bank program has provided a strong platform on which to build for the future. In particular the successful roll out of CommSee within the Retail Bank has provided staff with the tools to deliver improved service to our customers. The Group has also extended CommSee to Business Banking which will help grow that business in the future.
With Which new Bank drawing to a close the Group has focused on how to build on its success to realise the vision of becoming Australia’s finest financial services organisation. The Group has identified four strategic priorities to lift business performance and growth: Customer service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit. In addition to these priorities the Group will continue to consider growth opportunities in selected markets.
Other business strategies, prospects and future developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Highlights section on page 7. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.
Environmental Regulation
The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.
Directors’ Shareholdings
Particulars of shares held by Directors in the Commonwealth Bank or in a related body corporate are set out in the Remuneration Report within this report.
Options
An Executive Option Plan (“EOP”) was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002. A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdle for the 2001 ERP grant was met. All option grants have now met their specified performance hurdles. During the financial year and for the period to the date of this report 1,881,200 shares were allotted by the Bank consequent to the exercise of options granted under the EOP and ERP. Full details of the Plan are disclosed in Note 33 to the Financial Statements. No options have been allocated since the beginning of the 2001/2002 financial year.
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
The Directors, as named on pages 65 and 66 of this report, and the Secretaries of the Commonwealth Bank of Australia, being J D Hatton, H J Broekhuijse (resigned 12 July 2005) and C F Collingwood (appointed 12 July 2005) are indemnified under article 19.1, 19.2 and 19.3 as are all the senior managers of the Commonwealth Bank of Australia.
A deed poll has been executed by Commonwealth Bank of Australia consistent with the above articles in favour of each secretary and senior manager of the Bank, each director, secretary and senior manager of a related body corporate of the Bank (except where in the case of a partly owned subsidiary the person is a nominee of an entity which is not a related body corporate of the Bank unless the Bank’s Chief Executive Officer has certified that the indemnity shall apply to that person), and any employee of the Bank or any related body corporate of the Bank who acts as a director or secretary of a body corporate which is not a related body corporate of the Bank.
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
70       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Commonwealth Bank of Australia Form 20-F 2006      71

Directors’ Details — Remuneration Details
To assist readers a number of key terms and abbreviations used in the Remuneration Report are set out below

Term	Definition

Australian Equivalent to International Financial Reporting Standards (AIFRS)	The Australian equivalent to International Financial Reporting Standards (AIFRS) adopted by the Bank from 1 July 2005.

Australian Generally Accepted Accounting Principles (AGAAP)	The financial reporting standards adopted by the Bank up to the year ended 30 June 2005. The 2005 comparatives have been restated for AIFRS.

Base Compensation	Calculated on a total cost basis and includes any Fringe Benefits Tax charges related to employee benefits including motor vehicles.

Board	The Board of Directors of the Bank.

Committee	The People and Remuneration Committee of the Board of Bank.

Compensation	All forms of consideration paid, payable or provided by the Bank, or on behalf of the Bank, in exchange for services rendered to the Bank.

Earnings Per Share (EPS)	The portion of a company’s net profit after tax allocated to each outstanding share of common stock.

Equity Reward Plan (ERP)	The Bank’s long term incentive scheme.

Fixed Compensation	Consists of Base Compensation, as well as employer contributions to superannuation. For further details please refer to page 75.

Group	Commonwealth Bank of Australia and its subsidiaries.

International Financial Reporting Standards (IFRS)	Reporting standards which have been adopted by the International Accounting Standards Board (IASB), an independent, international organisation supported by the professional accountancy bodies. The objective is to achieve uniformity and transparency in the accounting principles used by businesses and other organisations for financial reporting globally.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. In addition to Key Management Personnel, there are separate disclosure requirements for Directors and Executives of the Bank.

Long Term Incentive (LTI)	LTI grants to Executives are delivered in the form of ordinary shares in the Bank that vest if, and to the extent that, a performance hurdle is met. For further details please refer to page 75.

Options	A right to acquire a Bank share on payment of an exercise price if relevant performance hurdles are met.

Other Executives	Other Executives are those who are not Key Management Personnel but are amongst the Executives for whom disclosure is required in accordance with section 300A(1)(c) of the Corporations Act 2001.

Peer Group	The group of competitors that the Bank’s long term incentive plan is compared to in order to determine if the performance hurdle is met.

Performance Hurdle	The criteria relating to the Bank’s long term incentive plan that must be met in order for shares to partially or fully vest within the plan.

Reward Shares	Shares in the Bank granted under the Equity Reward Plan and subject to a performance hurdle.

Short Term Incentive (STI)	Compensation paid with direct reference to the individual’s performance over the preceding financial year. For further details please refer to page 75.

Salary Packaging	An arrangement where an employee agrees to forego part of his or her base compensation in return for non-cash benefits of a similar value.

STI Deferral	Withholding a portion of short term incentives in cash for one year for the CEO and Executives who, in a reporting sense, are no more than two levels removed from the CEO. For further details please refer to page 75.

Total Shareholder Return (TSR)	TSR is calculated by combining the reinvestment of dividends and the movement in the Bank’s share price. TSR is utilised as a performance hurdle for the Bank’s long term incentive plan.
72     Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Introduction
This report details the Bank’s compensation policy for Directors and Key Management Personnel and the links between the performance of the Bank and individual compensation outcomes. Compensation arrangements, including details of equity holdings, loans and other transactions for Directors and Key Management Personnel of the Bank, are also disclosed. In compiling this report the Bank has met the disclosure requirements of accounting standard AASB124 as well as those prescribed by the Corporations Act 2001.
Changes since 2005
Changes arising from revision of Accounting Standards
The 2005 Remuneration Report was compiled in accordance with the disclosure requirements of accounting standard AASB1046 as well as those prescribed by the Corporations Act 2001. Following publication of the 2005 Report, AASB1046 was replaced by AASB124.
The key differences in reporting under the revised AASB124 are:
•	Disclosure of compensation for ‘Key Management Personnel’ as opposed to ‘Specified Executives’ previously. AASB1046 defined a ‘Specified Executive’ as someone who is directly accountable and responsible for the strategic and operational management of an organisation. In 2005, the Bank was required to disclose details of compensation for the five employees, excluding Directors, with the greatest authority in this area. The Bank took the view that all members of its Executive Committee have significant influence over the strategic direction of the Bank, and accordingly defined all nine of its Group Executives as Specified Executives for disclosure purposes. This approach is consistent with the definition of Key Management Personnel required under AASB124, used in compiling the 2006 report;
•	Changes in the sub-categories of compensation that are reported. AASB124 requires the breakdown to be in five categories – short term benefits, post-employment benefits, other long term benefits, termination benefits and share-based payments. This differs from AASB1046 which required four categories – primary benefits, post employment benefits, equity benefits and other benefits; and
•	AASB124 requires the Bank to use a fair value calculation to determine the value of reward shares to be disclosed for each Executive. The fair value approximates the number of shares that are expected to vest in the participants over the expected vesting period. This has resulted in changes in the calculation of long term incentives (LTI) values being disclosed since 2004/05, including some negative values for Executives who forfeited their entitlements to reward shares upon exiting the Bank.
Long Term Incentive (LTI) design change – Equity Reward Plan (ERP)
In 2006 the Bank reviewed and will implement the following changes to ERP design features for future grants:
•	Restriction of re-testing from four occasions to one occasion, 12 months after initial testing, at which time a maximum of 50% only of the original grant may vest; and
•	The use of a straight line vesting scale with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile. Previous vesting commenced when Bank performance met the 50th percentile, with 100% vesting at the 75th percentile, but the scale was tiered with accelerated straight line vesting where performance exceeded the 67th percentile.
People & Remuneration Committee
The Bank’s compensation arrangements are overseen by the People & Remuneration Committee of the Board, which currently consists of Mr R J Clairs (Chairman), Mr A B Daniels, Ms S C H Kay and Dr J M Schubert. The Committee’s activities are governed by its terms of reference which is available on the Bank’s website at http://shareholders.commbank.com.au.
The Committee considers changes in compensation policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance on employment issues, industrial agreements and incentive plans operating across the Bank.
The Committee also considers senior appointments and compensation arrangements for senior management. The full Board approves the compensation arrangements, performance reviews and talent reviews for the Chief Executive Officer (CEO) and Group Executives (senior direct reports to the CEO), as outlined in the Corporate Governance Statement.
The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The CEO attends Committee meetings by invitation but does not attend in relation to matters that can affect him.
Compensation Policy
The Bank’s compensation systems complement and reinforce its performance culture, leadership and talent management systems. The compensation systems aim to:
•	Attract and retain high calibre employees;
•	Align individual and Bank goals; and
•	Ensure total compensation is competitive by market standards. Fixed compensation is generally set at the market median and total compensation up to the 75th percentile for performance. In this regard the Bank is careful not to generate upward pressure on the market.
For Executives, this also aims to reward with an appropriate mix of compensation according to their level in the organisation, with a significant weighting towards both short term and long term variable (‘at risk’) pay linked to performance. This weighting increases at higher levels in the organisation. This focus aims to:
•	Reward Executives for Bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks and against behavioural standards;
•	Align the interests of Executives with those of shareholders; and
•	Link Executive reward with the strategic goals and sustainable performance of the Bank.
In determining appropriate levels of Executive compensation, the People & Remuneration Committee engages an external consultant to provide independent advice. This ensures that the compensation of Executives is set competitively compared to the market. It also helps the Committee understand movements and trends in Executive compensation that should be factored into considerations regarding the compensation of Executives.
Compensation and terms and conditions of employment are specified in an individual contract of employment with each Executive, which is signed by the Executive and the Bank.
Commonwealth Bank of Australia Form 20-F 2006       73

Directors’ Details — Remuneration Details
Compensation Structure
Compensation of the Bank’s Executives consists of three key elements:
•	Fixed compensation;
•	Short Term Incentive (STI); and
•	Long Term Incentive (LTI).
The ‘mix’ of these components for each Executive varies according to their role, as outlined below.
The following diagram illustrates the annual cycle of the Bank’s compensation arrangements for senior executives.
The following table generally summarises the eligibility of each compensation element by Employee Group

	Fixed	Short Term	Long Term
	Compensation	Incentive (STI)	Incentive (LTI)	STI Deferral (1)	Salary Packaging (2)

CEO	✓	✓	✓	✓	✓

Group Executive	✓	✓	✓	✓	✓

Executive General Manager	✓	✓	✓	✓	✓

General Manager	✓	✓	✓	X	✓

Executive Manager	✓	✓	X	X	✓

Australian Workplace Agreement	✓	✓	X	X	✓

Other Staff	✓	✓	X	X	X

(✓)	Eligible

(X)	Ineligible

(1)	STI Deferral also applies to certain General Managers and Executive Managers with relatively high levels of STI payments.

(2)	Salary packaging refers to the option for employees to sacrifice base compensation for other benefits.
74     Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Fixed Compensation
Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation.
Fixed compensation is competitively set so that the Bank can attract, motivate and retain high calibre local and international Executives.
Fixed compensation is reviewed annually by the People & Remuneration Committee through a process that considers relevant comparative compensation in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.
Variable (‘At Risk’) Compensation
The relationship of fixed and variable compensation (potential short term and long term incentives) is approved for each level of executive management by the People & Remuneration Committee.
The Bank’s compensation structure is designed to motivate employees for quality short and long term performance. The mix between short term and long term variable components maintains a focus on the sustainable short term performance of the Bank, whilst ensuring a clear line of sight in positioning the Bank for its longer term success.
The current target mix of compensation components for Executives is illustrated in the following table.
Current target potential compensation mix for executives

	Fixed Component	STI	LTI
	(base compensation	Component	Component
	and Superannuation) %	%	%

CEO	25	25	50

Group Executives	30	30	40

Executive General Managers	40	30	30

General Managers	50	35	15

Where market practice requires, the structure for some specialist (high revenue-generating) roles differs from that which applies generally to Executive management. For such specialists, a greater proportion of the variable component of compensation may be in short term rather than long term incentives but the overall mix of compensation is still heavily weighted towards ‘at risk’ pay.
Short Term Incentive (STI) Arrangements
Employees at all levels of the Bank participate in STI arrangements.
Actual STI payments for Executives depend on the extent to which operating targets and behaviour standards set at the beginning of the financial year are met.
Depending on the Executive’s level within the organisation, any actual STI payments received are based on a combination of Bankwide, business unit and individual performance.
On an annual basis, after consideration of performance against Key Result Areas, the Board approves an overall performance rating for the Bank and each business unit. The Executive’s manager assesses individual performance based on the Bank’s Performance Feedback and Review (Performance Management) system.
Executives generally do not receive a performance payment if their individual performance is not ‘meeting expectations’. Such situations would be under active performance management.
The aggregate of annual STI payments available for Executives across the Bank is subject to the approval of the People & Remuneration Committee. In the case of the CEO and Group
For payments made in recognition of performance for the year ended 30 June 2006, where STI deferral applies, the STI payments are delivered in two components -
•	50% paid as immediate cash payment; and

•	50% in cash deferred for one year. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion.
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
The quantum of grants made to each Executive depends on their level within the organisation and has regard to the desired mix between fixed compensation, short term and long term incentive as well as the performance and potential of the individual Executive.
The Bank’s LTI plans do not allow the participants to hedge their exposure to unvested shares or reduce the risk associated with the performance hurdles in any way. The Bank has never put in place any enablers to facilitate hedging arrangements.
Commonwealth Bank of Australia Form 20-F 2006       75

Directors’ Details — Remuneration Details
No value will accrue to the Executive unless the Bank’s Total Shareholder Return (TSR) at least meets the 51st percentile of a peer comparator group of companies over a three to four year period. This was the 50th percentile prior to the 2006 grant. The percentage of shares vesting in the Executive rises with increased performance. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group.
The ERP arrangements represent a restriction of re-testing from the previous four occasions to one occasion, 12 months after initial testing, at which time a maximum of 50% only of the original grant may vest.
The table below provides a summary of the ERP grants from previous years that were in operation during the year ended 30 June 2006.
Summary of performance hurdle for Employee Reward Plan (ERP) grants

	2002 Grant(1)	2003 Grant	2004 Grant	2005 Grant

Performance measurement
From	2 Aug 2002	1 Aug 2003	23 Sept 2004	15 Jul 2005
To	3 Oct 2005	2 Oct 2006	24 Sept 2007	16 Jul 2008

Additional measurement	Every Six months from	Every Six months from	Every Six months from	Every Six months from
opportunities	3 Aug 2005 until	2 Aug 2006 until	24 Sept 2007 until	16 July 2008 until
	2 Oct 2007	1 Oct 2008	23 Sept 2009	15 July 2010

Expiry Date if	2 Oct 2007	1 Oct 2008	23 Sept 2009	14 July 2010
Exercisable

Status as at	30th percentile	50th percentile	51st percentile	40th percentile
30 June 2006

Vesting Scale	<50th percentile = Nil shares
50th – 67th percentile = 50% - 75% of shares
68th -75th percentile = 76% - 100% of shares

Performance Hurdle (2)	TSR vs Peer Group. Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the Executive, within the half yearly windows, over the next two years. The vesting percentage will be the higher of the rating determined at the third anniversary of the grant and the rating determined at the half yearly measurement point at which the Executive nominates that the shares will vest.

Where the rating is below the 50th percentile on the third anniversary of the grant, the shares can still vest if the rating reaches the 50th percentile at one of the half yearly measurement points prior to the fifth anniversary, but the maximum vesting will be 50%.

(1)	The 2002 Grant did not meet the performance hurdle at the first or second measurement points.

(2)	Amendments have been made for the 2006 grant to adopt a straight line vesting scale with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile. Previous vesting commenced when Bank performance met the 50th percentile, with 100% vesting at the 75th percentile but the scale was tiered with accelerated straight line vesting where performance exceeded the 67th percentile. A restriction of re-testing from four occasions to one occasion, 12 months after initial testing, at which time a maximum of 50% only of the original grant may vest has also been implemented for 2006 and future grants.
The use of a relative TSR based hurdle ensures an alignment between comparative shareholder return and reward for Executives.
In assessing whether the performance hurdles for each grant have been met, the Bank receives independent data from Standard & Poor’s which provides both the Bank’s TSR growth from the commencement of each grant and that of the peer group (excluding the Bank). The Bank’s performance against the hurdle is then determined by ranking each company in the peer group and the Bank in order of TSR growth from the commencement of each grant. A weighting for each company in the peer group is determined by dividing the market capitalisation of the relevant company by the total market capitalisation of the peer group. The Bank’s percentile ranking is determined by aggregating the calculated weighting of each company ranked below the Bank.
The peer group chosen for comparison reflects the Bank’s business mix and currently consists of:

Adelaide Bank	Macquarie Bank

AMP	National Australia Bank

Australian & New Zealand Banking Group	QBE insurance

AXA	St George

Bank of Queensland	Suncorp-Metway

Bendigo Bank	Westpac Banking Group

IAG

The Bank is excluded from this group.
Further details of the ERP are in Note 33 to the Financial Statements.
76       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Bank Performance
Short Term Performance — 2005/2006
The Bank’s Short Term Incentive framework is underpinned by a performance management system through which all staff are assessed on outcomes and behaviours. Staff have common Key Result Areas in Customer Service, People Engagement and Business Outcomes. All executives of the Bank in roles of General Manager and above are assessed in relation to a ‘Special Task’ / Project which is designed to ensure continuing focus beyond business as usual and to enhance Bankwide collaboration.
Within the Key Result Areas, particular emphasis is given to the Bank’s four strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence and Trust and Team Spirit when assessing performance.
Below is a description of the Bank’s performance in each of the Key Result Areas.
Summary of Bank Performance

Key Result Area	Commentary

Customer Service
The Bank’s vision is ‘to be Australia’s finest financial services organisation through excelling in customer service’. The Bank has made progress as a result of the Which new Bank program, through enhanced customer turnaround times, the implementation of CommSee and CommServe, further branch refurbishments and, more recently, the introduction of new products, removal of transaction fees from NetBank and the opening of some branches on Saturdays for convenient banking.

In March 2006 the Bank announced an evolutionary strategic direction for the next phase of the Bank’s development. The strategy draws on the Bank’s strengths and attributes and identifies areas of opportunity and brings together these two elements to ensure customers benefit in a way that is important to them.

It is expected that the impact during 2006/2007 of service initiatives already completed and being implemented will add further to the Bank’s competitiveness, customer satisfaction levels and ultimately the Bank’s market share in profitable areas.

People Engagement
There have been solid people engagement improvements driven from the Which new Bank program. This result is supported by enhanced employee satisfaction readings, key culture change measures, a continuing safety improvement focus and the implementation of enhanced leadership, performance management and talent management frameworks.

This progress is reflective of the Bank’s commitment to its people. The evolutionary strategy builds on the success of the Which new Bank program and includes a strategic priority relating to Trust and Team spirit. Through strengthening leadership, developing and valuing our people and working collaboratively business performance will be lifted and growth will continue.

Business Outcomes
The Bank exceeded its net profit after tax (NPAT) targets for the year ended 30 June 2006. Cash NPAT increased by 16% compared to the prior year. This result includes the profit from the sale of the Hong Kong insurance business of $145 million. Excluding this item, cash NPAT increased 12%. Underlying NPAT also increased by 12%.

All Which new Bank market commitments were either met or exceeded.

The result was delivered through strong performances across the business driven by strong growth in Banking Income. Fund flows and investment returns have also been strong, insurance growth has been good and productivity continues to improve.

Commonwealth Bank of Australia Form 20-F 2006  77

Directors’ Details — Remuneration Details
Long Term Performance
Long term performance is measured on the Bank’s Total Shareholder Return (TSR) relative to its peers.
All future LTI grants require the Bank’s performance to reach at least the 51st percentile for 50% of the shares granted to vest. All of the shares granted will only vest if the Bank’s performance reaches the 75th percentile.
2002, 2003, 2004 and 2005 LTI Grant Performance
For these LTI grants, the Bank’s relative TSR performance must reach at least the 50th percentile for 50% of the shares granted to vest. All of the shares granted will only vest if the Bank’s performance reaches the 75th percentile.
As at 30 June 2006, the Bank’s performance was tracking under the 50th percentile for the 2002 and 2005 grants. The 2003 grant is currently at the 50th percentile and the 2004 grant has reached the 51st percentile.
Share Price
The Bank’s share price has trended upward over the last five years, with a steeper incline over the last 18 months.
Share Price ($)
Dividends per Share
The Bank’s dividend per share has increased consistently over the past five years.
Dividends Per Share (cents)
78       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Directors’ Compensation
Ralph Norris (Managing Director and CEO)
Summary of Compensation Arrangements
The Bank appointed Mr Ralph Norris as Managing Director and CEO effective 22 September 2005. Mr Norris’ compensation consists of fixed and variable (at risk) components. For the year ended 30 June 2006, fixed compensation, which comprises base compensation (calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation, was 46% of total compensation.
The variable (at risk) compensation consists of short and long-term incentives.
Short Term Incentives (STIs) are delivered in two components: 50% made as an immediate cash payment and 50% in deferred cash. Performance is measured against Key Result Areas, with payment subject to the approval of the Board. The Board has assessed Mr Norris’ performance for the year. The Bank has approved a total STI payment of $1.3 million.
This assessment took into account the following factors:
•	Progress in relation to the Bank’s four strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence and Trust and Team Spirit;
•	Business and financial results;
•	Recruitment and development of top management;
•	Employee engagement initiatives;
•	The Bank’s sales and service culture; and
•	Relationships with external stakeholders including the general community, investors, regulators, Government and the media.
Long Term Incentives (LTIs) are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan, and no value will accrue unless the Bank’s Total Shareholder Return (TSR) at least meets the 50th percentile of the comparator group of companies for the 2005 grant and the 51st percentile for the 2006 grant and beyond. At the 2005 Annual General Meeting (AGM), the Board sought and was granted the approval of shareholders for a maximum of $12,000,000 to be allocated to Mr Norris in three tranches prior to the 2007 AGM.
The total variable compensation for the year ended 30 June 2006 was 54% of total compensation.
The Board determines Mr Norris’ compensation, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Norris which was effective from 22 September 2005 with compensation subject to review annually by the Board. Mr Norris’ compensation arrangements are detailed on page 81 (Compensation of Directors) and follow the same principles as other Executives except in relation to the Bank seeking shareholder approval of LTI grants.
Mr Norris’ contract provides for no end date, although he may resign at any time by giving six months notice. The Bank may terminate Mr Norris’ employment, in cases other than misconduct, on twelve months notice in his first year of service and six months notice thereafter. In the latter case the Bank will pay all fixed compensation and any outstanding statutory entitlements. Any unvested STI or LTI amounts will be payable at the discretion of the Board.
There is also a provision allowing Mr Norris to terminate the agreement if a material change to his status occurs and to receive benefits as if the Bank had terminated his employment.
On exit from the Bank Mr Norris is entitled to receive his statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits. This arrangement is the same for all Executives.
Non-Executive Directors
Compensation Arrangements
Compensation for Non-Executive Directors consists of base and committee fees within a maximum of $3,000,000 per annum as approved by shareholders at the Annual General Meeting held on 5 November 2004. As indicated at the time of approval the total compensation for Non-Executive Directors is less than that approval. This will allow for additional Board members to be appointed to continue having an appropriate mix of skills and experience as well as to accommodate compensation increases in the future, when justified. No component of Non-Executive Director compensation is contingent upon performance.
On appointment to the Board, Non-Executive Directors enter into a service agreement with the Bank in the form of a letter of appointment. The letter of appointment, a copy of which appears on the Bank’s website, summarises the Board policies and terms, including compensation, relevant to the office of Director. All Non-Executive Directors have entered into a form of service agreement.
The policy of the Board is that the aggregate amount of fees should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre.
The Board Performance and Renewal Committee annually reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable compensation. The Committee decided to defer the review of fees to December 2006.
Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank. In addition, in 2005/06, Non Executive Directors could voluntarily elect to sacrifice up to a further 50% of their fees for the acquisition of shares (the Board subsequently approved the removal of this limit).
The Bank’s Non-Executive Directors’ fee structure provides for a base fee for all Bank Directors of $160,000, and a base Chairman’s fee of $560,000. In addition, amounts are payable where Directors are members of, or chair a Committee. Details of the breakdown of each Non-Executive Directors’ fees is provided on page 80. The Bank also contributes to compulsory superannuation on behalf of Non-Executive Directors.
Commonwealth Bank of Australia Form 20-F 2006       79

Directors’ Details — Remuneration Details
Details of Components of Non-Executive Directors’ fees

	Committee Compensation
	Board	People and
	Compensation(1)	Remuneration	Audit	Risk	Total
Director	$	$	$	$	$

J M Schubert	560,000	20,000	—	20,000	600,000
R J Clairs	160,000	35,000	—	20,000	215,000
A B Daniels	160,000	20,000	—	20,000	200,000
C R Galbraith	160,000	—	25,000	20,000	205,000
S C H Kay	160,000	20,000	—	20,000	200,000
W G Kent	160,000	—	25,000	20,000	205,000
F D Ryan	160,000	—	45,000	20,000	225,000
F J Swan	160,000	—	—	35,000	195,000
B K Ward	160,000	—	25,000	20,000	205,000

Total	1,840,000	95,000	120,000	195,000	2,250,000

(1)	Non-Executive Directors sacrifice 20% of these fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP).
Retirement Benefits
Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors previously accumulated a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrued until the Director had served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of the then existing Non-Executive
Directors. After that time, new Directors have not been entitled to participate in the scheme.
The Board resolved with effect from the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach has resulted in compensation arrangements being expressed in a more transparent manner.
The entitlements of the Non-Executive Directors under the Directors’ Retirement Allowance Scheme are:
Directors’ Retirement Allowance Scheme

	Increase in Accrued Benefit in Year	Entitlement as at 30 June 2005
Director	$	$

J M Schubert	—	636,398
R J Clairs	—	202,989
A B Daniels	—	160,618
C R Galbraith	—	159,092
S C H Kay (1)	—	—
W G Kent	—	159,092
F D Ryan	—	168,263
F J Swan	—	266,173
B K Ward	—	370,180

Total		2,122,805

(1)	Ms Kay was appointed a Director after the closure of the scheme.
80       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Compensation of Key Management Personnel and Other Executives
Individual compensation details for Directors for the year ended 30 June 2006 are set out below
Compensation of Directors

				Post Employment
	Short Term Benefits			Benefits			Equity Benefits		Other Benefits
			STI			STI	LTI
		Cash STI	Deferred	Super-	Retirement	Deferred	Reward		Termi-
	Cash	payment	in Cash	annuation	Allowance	in Shares	Shares	NEDSP	nation	Other	Total
	Fixed (1)	At Risk	At Risk	Fixed (2)	Fixed (3)	At Risk	At Risk	Fixed (1)	Benefits	Benefits	Compensation
	$	$	$	$	$	$	$	$	$	$	$

J M Schubert	Chairman (commenced as Chairman on 26 November 2004)
2006	478,665	—	—	43,082	—	—	—	119,666	—	—	641,413
2005	342,987	—	—	30,869	12,157	—	—	85,747	—	—	471,760
R J Norris(4)	Managing Director and CEO (commenced in role on 22 September 2005. See notes to the “Compensation of Executives” table for details of individual items)
2006	921,642	—	650,000	1,248,358	—	—	483,045	—	—	846,963	4,150,008
2005	—	—	—	—	—	—	—	—	—	—	—
R J Clairs
2006	171,529	—	—	15,438	—	—	—	42,882	—	—	229,849
2005	139,075	—	—	12,517	18,201	—	—	34,769	—	—	204,562
A B Daniels (5)
2006	159,562	—	—	—	—	—	—	39,891	—	—	199,453
2005	131,831	—	—	11,865	15,159	—	—	32,958	—	—	191,813
C R Galbraith
2006	163,551	—	—	14,720	—	—	—	40,888	—	—	219,159
2005	130,220	—	—	11,720	8,542	—	—	32,555	—	—	183,037
S C Kay
2006	159,562	—	—	14,361	—	—	—	39,891	—	—	213,814
2005	165,976	—	—	14,938	—	—	—	41,494	—	—	222,408
W G Kent
2006	163,551	—	—	14,720	—	—	—	40,888	—	—	219,159
2005	130,220	—	—	11,720	8,542	—	—	32,555	—	—	183,037
F D Ryan
2006	179,507	—	—	16,156	—	—	—	44,877	—	—	240,540
2005	145,398	—	—	13,086	12,723	—	—	36,350	—	—	207,557
F J Swan
2006	155,573	—	—	14,002	—	—	—	38,893	—	—	208,468
2005	124,478	—	—	11,203	8,087	—	—	31,120	—	—	174,888
B K Ward
2006	163,551	—	—	14,720	—	—	—	40,888	—	—	219,159
2005	135,831	—	—	12,225	17,225	—	—	33,958	—	—	199,239
D V Murray (4) (6)	(retired 22 September 2005. See notes to the “Compensation of Executives” table for details of individual items)
2006	351,500	—	—	1,395,557	—	112,500	(2,891,623)	—	8,772,464	—	7,740,398
2005	1,757,500	760,000	760,000	142,500	—	431,250	1,124,865	—	—	—	4,976,115

Total Compensation for Directors
2006	3,068,193	—	650,000	2,791,114	—	112,500	(2,408,578)	448,764	8,772,464	846,963	14,281,420
2005	3,328,730	760,000	760,000	274,839	100,636	431,250	1,124,865	392,808	—	—	7,173,128

(1)	For Non-Executive Directors, this includes that portion of base fees and committee fees paid as cash. Non-Executive Directors also sacrifice 20% of their fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). Further detail on the NEDSP is contained in Note 33 to the Financial Statements.

(2)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.

(3)	For Non-Executive Directors this represents the increase in their accrued benefit in the year under the Director’s Retirement Allowance Scheme which was approved by shareholders at the 1997 Annual General Meeting. See page 80 regarding discontinuance of the Scheme.

(4)	Refer to page 79 for explanatory information for each compensation component.

(5)	Mr Daniels turned 70 during the year ended 30 June 2005. The Bank’s compulsory superannuation obligations cease after a person reaches age 70.

(6)	Mr Murray’s termination benefit represents a pro rata entitlement to Performance Units granted in place of the Reward Shares originally granted under the 2002, 2003 and 2004 ERP arrangements that were automatically forfeited when he retired from the Bank. The Performance Units may vest in him at a future date, depending on the performance of the relevant grant. He may receive all, some or none of these Performance Units, depending on the performance of the grant over the relevant periods. This arrangement is consistent with termination arrangements for Executives who have unvested ERP Reward Shares when they retire from the Bank.
Commonwealth Bank of Australia Form 20-F 2006       81

Directors’ Details — Remuneration Details
Individual compensation details for Executives for the year ended 30 June 2006 are set out below:
Compensation of Executives

					Post
					Employment
	Short Term Benefits				Benefits	Equity Benefits		Other Benefits
				STI		STI	LTI
		Non	Cash STI	Deferred in	Super-	Deferred	Reward	Termi-	Other
	Cash	Monetary	payment	Cash	annuation	in Shares	Shares	nation	Benefits	Total
	Fixed (1)	Fixed (2)	At Risk(3)	At Risk(4)	Fixed(5)	At Risk (6)	At Risk(7)	Benefits (8)	(9)	Compensation
	$	$	$	$	$	$	$	$	$	$

M A Cameron	Group Executive, Retail Banking Services
2006	833,465	10,260	382,485	382,485	59,995	42,500	346,920	—	—	2,058,110
2005 (10)	718,300	10,260	327,250	327,250	51,700	160,625	190,436	—	—	1,785,821
L G Cupper	Group Executive, People Services
2006 (11)	634,500	10,260	—	—	643,900	48,750	396,886	—	—	1,734,296
2005 (10)	605,000	10,260	292,500	292,500	45,000	185,625	274,675	—	—	1,705,560
S I Grimshaw	Group Executive, Premium Business Services
2006	1,026,000	10,260	506,000	506,000	74,000	70,000	560,429	—	—	2,752,689
2005 (10)	932,500	10,260	425,000	425,000	67,500	275,625	369,986	—	—	2,505,871
H D Harley	Group Executive, Group Strategic Development
2006	839,500	9,837	324,000	324,000	60,500	57,500	449,894	—	—	2,065,231
2005 (10)	783,500	10,260	357,500	357,500	56,500	207,500	273,868	—	—	2,046,628
M R Harte	Group Executive, Enterprise IT (commenced in the role on 10 April 2006)
2006	117,500	—	64,575	64,575	708,500	—	—	—	115,825	1,070,975
2005 (10)	—	—	—	—	—	—	—	—	—	—
M A Katz	Group Executive, Premium Business Services (resigned on 24 March 2006)
2006 (12)	775,227	7,490	—	—	50,330	72,500	(1,293,780)	3,564,028	—	3,175,795
2005 (10)	950,000	10,260	382,500	382,500	68,400	277,500	453,878	—	—	2,525,038
R V McKinnon	Group Executive, Technology Services (resigned on 31 December 2005)
2006 (12)	293,750	5,130	—	(240,000)	21,250	(35,625)	(542,201)	31,280	—	(466,416)
2005 (10)	560,000	10,260	240,000	240,000	40,000	138,750	191,324	—	—	1,420,334
G L Mackrell	Group Executive, International Financial Services
2006	710,000	10,260	363,400	363,400	80,907	50,625	419,034	—	—	1,997,626
2005 (10)	628,000	10,260	315,000	315,000	84,985	198,125	270,349	—	—	1,821,719
J K O’Sullivan	General Counsel
2006	755,600	10,260	291,200	331,200	94,400	50,000	313,517	—	—	1,846,177
2005 (10)	728,000	10,260	295,000	295,000	52,000	150,000	186,873	—	—	1,717,133
G A Petersen	Group Executive, Wealth Management
2006	542,233	10,260	282,449	282,449	102,543	27,612	219,233	—	—	1,466,779
2005 (10)	437,000	10,260	217,500	217,500	72,200	103,227	110,538	—	—	1,168,225

Total Compensation (13)
2006	6,527,775	84,017	2,214,109	2,014,109	1,896,325	383,862	869,932	3,595,308	115,825	17,701,262
2005(10) (13)	6,342,300	92,340	2,852,250	2,852,250	538,285	1,696,977	2,321,927	—	—	16,696,329

Other Executives(14)
J Beggs	Executive General Manager, Enterprise IT
2006	412,000	—	721,000	721,000	12,139	162,504	147,989	—	—	2,176,632
2005	400,000	—	1,125,000	1,125,000	11,585	625,012	94,741	—	—	3,381,338
W Negus	Chief Executive Officer, Colonial First State Global Asset Management (commenced in role 1 June 2005)
2006	932,836	10,260	886,000	886,000	67,164	—	194,994	—	—	2,977,254
2005	77,333	855	—	—	5,568	—	—	—	—	83,756
M Touw (15)	Executive General Manager, Global Markets and Group Treasury
2006	535,600	10,260	2,420,000	3,630,000	38,563	317,243	168,236	—	—	7,119,902
2005	515,000	10,260	831,110	1,246,665	37,080	678,946	106,986	—	—	3,426,047

Total Compensation for Executives
2006	8,408,211	104,537	6,241,109	7,251,109	2,014,191	863,609	1,381,151	3,595,308	115,825	29,975,050
2005	7,334,633	103,455	4,808,360	5,223,915	592,518	3,000,935	2,523,654	—	—	23,587,470

Amounts in the above table reflect compensation for the time the Executive has been in a Key Management Personnel role, i.e. pro-rating is applied relative to the date the Executive commenced or ceased a Key Management Personnel role. Compensation earned as an Executive prior to appointment to a Key Management Personnel role is not included in the amounts shown for that Executive.

(1)	Reflects amounts paid in the year ended 30 June and is calculated on a total cost basis. Included may be salary sacrifice amounts (e.g. motor vehicles plus FBT) with the exception of salary sacrifice superannuation which is included under ‘Superannuation’.

(2)	Represents the cost of car parking (including FBT).

(3)	Cash STI payment represents the amount of cash immediately payable to an Executive in recognition of performance for the year ended 30 June, with the exception of STI sacrificed to superannuation which is included under ‘Superannuation’.

(4)	STI Deferred in Cash represents the mandatory deferral of 50% of STI payments for Executives in recognition of performance to the year ended 30 June 2006. These amounts are deferred until 1 July 2007. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion. Deferrals of STI payments prior to 2005 were made in shares.

(5)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.
82       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details

(6)	STI Deferred in Shares represents the cost of shares acquired under the mandatory component of the Equity Participation Plan (EPP). Shares vest in two equal tranches after one and two years respectively. For example, for STI payments for the year ended 30 June 2004, half the shares vested on 1 July 2005 and half vested on 1 July 2006. The amount included in compensation each year has been amortised on a straight-line basis over the vesting period for each tranche of shares. See Note 33 to the Financial Statements for further details on the operation of the EPP. The last share grant made under the mandatory component of the EPP was in 2005. Mr McKinnon forfeited shares deferred under the mandatory component of the EPP (MEP) when he exited the Bank, resulting in a reversal of disclosed amounts for STI Deferred in Shares, as required under AASB124.

(7)	The ‘fair value’ of LTI reward shares has been calculated using a Monte-Carlo simulation method, incorporating the assumptions below : The assessment has been made as at purchase date for each ERP grant based on the expected future TSR performance of the Bank and each member of its peer group. The annualised equivalent of the ‘fair value’ in respect of the number of shares for each grant has been amortised on a straight line basis over the term of the grant. Messrs Katz, McKinnon and Murray forfeited reward shares when they exited the Bank, resulting in a reversal of disclosed amounts for LTI Reward Shares, as required under AASB124.
Reward Share Valuation Assumptions

Purchase Date	Fair Value	Exercise Price	Risk Free Rate	Assumption Term	Dividend Yield	Volatility

30 November 2002	$16.75	$0.00	5.35%	57 mths	Nil	20.0%
29 October 2003	$16.36	$0.00	5.70%	58 mths	Nil	20.0%
22 September 2004	$16.72	$0.00	5.48%	59 mths	Nil	15.0%
5 November 2004	$19.72	$0.00	5.61%	57 mths	Nil	15.0%
23 November 2005	$24.51	$0.00	5.65%	56 mths	Nil	15.0%

(8)	Represents any severance payments made on termination of employment (excluding any payment in lieu of notice). For Messrs Katz and McKinnon, termination benefit includes a pro rata entitlement to Performance Units granted in place of the Reward Shares originally granted under the ERP arrangements that were automatically forfeited when they resigned from the Bank. The Performance Units may vest at a future date, depending on the performance of the relevant grant. They may receive all, some or none of these Performance Units, depending on the performance of the grant over the relevant periods. This arrangement is consistent with termination arrangements for Executives who have unvested ERP Reward Shares when they exit the Bank.

(9)	All Other Benefits payable that are not covered above, including any payment made in lieu of notice on termination of employment and other contractual payments.

(10)	Differences in disclosure requirements of AASB1046 which applied for the 2005 Remuneration Report and requirements under AASB124 and AASB2 which apply for 2006 disclosure have resulted in differences in compensation disclosures. In particular, options are no longer disclosed in the 2005 comparative figures as all options were issued by the Bank prior to 7 November 2002, and AASB2 does not require these to be disclosed, and the calculation for determining LTI amounts to be disclosed has also changed.

(11)	As announced on 4 August 2006, Mr Cupper retired from the Bank at the end of October 2006. As a result, 100% of his STI payment was immediately payable and has been included under ‘Superannuation’.

(12)	Negative values are shown where at risk compensation that was disclosed in previous Remuneration Reports has been forfeited. Messrs Katz and McKinnon both forfeited LTI Reward Shares upon exiting the Bank that were included in their disclosed compensation details for the year ended 30 June 2005.

(13)	Group totals in respect of the Financial Year ended 30 June 2005 do not necessarily equal the sum of amounts disclosed for individuals specified in 2006 as there are differences to the individuals specified in 2005.

(14)	These Executives, who are not Key Management Personnel, and Messrs Grimshaw and Katz are the five Executives who received the highest compensation for the year ended 30 June 2006 as defined in the Section 300A of the Corporations Act 2001.

(15)	60% of Mr Touw’s STI payment is deferred as cash, with a 20% tranche vesting on 1 July each year until the final 20% vests at the end of three years. Each tranche is indexed to mirror the Bank’s TSR performance over the relevant vesting period. Generally Mr Touw will need to be employed with the Bank at the vesting date to receive the relevant tranche.
Termination Arrangements
The Bank’s Executive contracts generally provide for severance payments of up to six months in cases where termination of employment is initiated by the Bank, other than for misconduct or unsatisfactory performance. Exceptions to these arrangements apply to Messrs Grimshaw, Cupper and O’Sullivan whose contracts allow for a twelve months severance payment where termination is initiated by the Bank. There is also a four week notice period fo r either party to terminate the agreement.
The contracts for Key Management Personnel and Other Executives do not have a fixed term.
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
Commonwealth Bank of Australia Form 20-F 2006 83

Directors’ Details — Remuneration Details
STI Allocations for Executives for the Year Ended 30 June 2006

	Percentage	Percentage	Percentage	Minimum Total	Maximum Total
	Paid	Forfeited	Deferred(1)	Value	Value
	%	%	%	$	$

M A Cameron	50	—	50	382,485	764,970
L G Cupper (2)	100	—	—	598,400	598,400
S I Grimshaw	50	—	50	506,000	1,012,000
H D Harley	50	—	50	324,000	648,000
M R Harte (3)	50	—	50	64,575	129,150
M A Katz (4)	—	—	—	—	—
R V McKinnon (5)	—	—	—	—	—
G L Mackrell	50	—	50	363,400	726,800
R J Norris (6)	50	—	50	650,000	1,300,000
J K O’Sullivan	50	—	50	331,200	662,400
G A Petersen	50	—	50	282,449	564,898
J Beggs	50	—	50	721,000	1,442,000
W Negus	50	—	50	886,000	1,772,000
M Touw (7)	40	—	60	2,420,000	6,050,000

(1)	Will generally vest on 1 July 2007 and be paid in July 2007, subject to not being forfeited due to resignation or misconduct including misrepresentation of performance outcomes. Will generally vest and be immediately payable in circumstances of retrenchment, retirement or death. Mr Touw has slightly different arrangements. Refer Footnote 7 below for details.

(2)	Mr Cupper retired from the Bank on 3 November 2006. As a result, 100% of his STI payment was immediately payable as cash.

(3)	Mr Harte commenced on 10 April 2006.

(4)	Mr Katz ceased employment on 24 March 2006

(5)	Mr McKinnon ceased employment on 31 December 2005.

(6)	Mr Norris commenced in the role on 22 September 2005.

(7)	60% of Mr Touw’s STI payment is deferred as cash, with a 20% tranche vesting on 1 July each year until the final 20% vests at the end of three years. Each tranche is indexed to mirror the Bank’s TSR performance over the relevant vesting period. Generally Mr Touw will need to be employed with the Bank at the vesting date to receive the relevant tranche.
LTI Allocations to Executives for the Year Ended 30 June 2006

	Percentage	Percentage	Percentage	Current	Minimum Total	Maximum Total
	Paid (1)	Forfeited	Deferred (1)	Allocation	Value	Value(2)
	%	%	%	(No. of Shares)	$	$

M A Cameron	—	—	100	29,190	—	1,132,572
L G Cupper	—	—	100	22,440	—	870,672
S I Grimshaw	—	—	100	35,140	—	1,363,432
H D Harley	—	—	100	32,440	—	1,258,672
M R Harte (3)	—	—	100	—	—	—
M A Katz (4)	—	74	26	9,900	—	384,120
R V McKinnon (5)	—	100	—	—	—	—
G L Mackrell	—	—	100	27,570	—	1,069,716
R J Norris (6)	—	—	100	100,328	—	3,892,726
J K O’Sullivan	—	—	100	23,250	—	902,100
G A Petersen	—	—	100	20,280	—	786,864
J Beggs	—	—	100	10,000	—	388,000
W Negus	—	—	100	40,500	—	1,571,400
M Touw	—	—	100	11,250	—	436,500

(1)	Will vest in 2008/2009, 2009/2010 or 2010/2011 subject to the service conditions and performance hurdle being met (see page 76). In circumstances of retrenchment, retirement or death, the Executive or their Estate may, at Board discretion, retain a pro-rated grant of long term incentives.

(2)	This equals the “Number of Reward Shares Allocated” multiplied by the Bank’s closing share price at the Commencement Date of the grant (15 July 2005), which was $38.80.

(3)	Mr Harte commenced on 10 April 2006.

(4)	Mr Katz ceased employment on 24 March 2006 and retained a pro rata LTI allocation.

(5)	Mr McKinnon ceased employment on 31 December 2005.

(6)	Mr Norris commenced in the role on 22 September 2005.
84 Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Equity Holdings of Key Management Personnel
Shareholdings
All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan.
Shares awarded under the Equity Reward Plan and the mandatory component of the Equity Participation Plan are registered in the name of the Trustee. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 33.
Details of shareholdings of Key Management Personnel (or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) are as follows:
Shares held by Directors

			Acquired/
			Granted as				Percent of
		Balance	Compensation	On Exercise	Net Change	Balance	Outstanding
Name	Class	1 July 2005	(1)	Of Options	Other(2)	30 June 2006	Shares of Class

Directors
R J Clairs	Ordinary	13,357	776	—	—	14,133
A B Daniels (3)	Ordinary	17,669	721	—	301	18,691
C R Galbraith	Ordinary	8,824	740	—	466	10,030
S C H Kay	Ordinary	3,669	721	—	—	4,390
W G Kent	Ordinary	15,286	740	—	87	16,113
D V Murray (4)	Ordinary	323,638	—	250,000	(78,093)	495,545
	Deferred STI	21,866	—	—	(21,866)	—
	Reward Shares	325,000	—	—	(325,000)	—
R J Norris (5)	Ordinary	10,000	—	—	—	10,000
	Reward Shares	—	100,328	—	—	100,328
F D Ryan	Ordinary	7,430	812	—	—	8,242
J M Schubert	Ordinary	18,508	2,165	—	515	21,188
F J Swan	Ordinary	5,954	704	—	316	6,974
B K Ward (6)	Ordinary	5,766	739	—	124	6,629

Total For Directors	Ordinary	430,101	8,118	250,000	(76,284)	611,935
	Deferred STI	21,866	—	—	(21,866)	—
	Reward Shares	325,000	100,328	—	(325,000)	100,328

(1)	For Non-Executive Directors, this represents shares acquired under NEDSP on 2 September 2005 and 15 March 2006 by mandatory sacrifice of fees. All shares acquired through NEDSP are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). See Note 33 Share Capital to the Financial Statements for further details on the NEDSP. For Mr Norris, this represents Reward Shares granted under the Equity Reward Plan (ERP) and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 15 July 2008 with the last possible date for vesting being 15 July 2010. See Note 33 Share Capital to the Financial Statements for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Directors and, for Mr Murray, vesting of deferred STI shares on retirement (which became Ordinary shares).

(3)	A related party of Mr Daniels beneficially holds an investment of $62,838 in Colonial First State Global Health and Biotech Fund, $403,860 in Colonial First State Future Leaders Fund and $361,464 in Colonial First State Imputation Fund.

(4)	Mr Murray retired on 22 September 2005. Mr Murray acquired 10,000 PERLS III securities during the year and continued to hold them at 30 June 2006.

(5)	Mr Norris commenced on 22 September 2005.

(6)	Ms Ward continued to hold 250 PERLS II securities at 30 June 2006.
Commonwealth Bank of Australia Form 20-F 2006 85

Directors’ Details — Remuneration Details
Shares held by Executives

			Acquired/
		Balance	Granted as	On Exercise	Net Change	Balance
Name	Class	1 July 2005	Compensation(1)	Of Options	Other(2)	30 June 2006

Executives
M A Cameron	Ordinary	—	—	—	—	—
	Deferred STI	8,094	—	—	(5,246)	2,848
	Reward Shares	60,430	29,190	—	—	89,620
L G Cupper (3)	Ordinary	44,540	—	—	6,815	51,355
	Deferred STI	9,385	—	—	(6,118)	3,267
	Reward Shares	84,000	22,440	—	—	106,440
S I Grimshaw	Ordinary	16,365	—	100,000	(91,057)	25,308
	Deferred STI	14,133	—	—	(9,442)	4,691
	Reward Shares	113,800	35,140	—	—	148,940
H D Harley	Ordinary	25,852	—	87,500	(87,071)	26,281
	Deferred STI	10,241	—	—	(6,388)	3,853
	Reward Shares	85,700	32,440	—	—	118,140
M R Harte (4)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	—	—	—	—
M A Katz (5)	Ordinary	303,748	—	250,000	(378,748)	175,000
	Deferred STI	14,061	—	—	(14,061)	—
	Reward Shares	139,130	38,380	—	(177,510)	—
R V McKinnon (6)	Ordinary	43,991	—	37,500	(81,491)	—
	Deferred STI	7,083	—	—	(7,083)	—
	Reward Shares	58,750	17,030	—	(75,780)	—
G L Mackrell	Ordinary	27,319	—	—	7,611	34,930
	Deferred STI	10,134	—	—	(6,742)	3,392
	Reward Shares	83,230	27,570	—	—	110,800
J K O’Sullivan	Ordinary	5,565	—	—	3,351	8,916
	Deferred STI	6,702	—	—	(3,351)	3,351
	Reward Shares	59,440	23,250	—	—	82,690
G A Petersen	Ordinary	8,572	—	—	1,335	9,907
	Deferred STI	5,177	—	—	(3,327)	1,850
	Reward Shares	35,500	20,280	—	—	55,780
Other Executives
J Beggs	Ordinary	105,891	—	—	20,845	126,736
	Deferred STI	31,734	—	—	(20,845)	10,889
	Reward Shares	29,000	10,000	—	—	39,000
W Negus	Ordinary	3,680	—	—	—	3,680
	Deferred STI	—	—	—	—	—
	Reward Shares	—	40,500	—	—	40,500
M Touw	Ordinary	—	—	—	—	—
	Deferred STI	49,703	—	—	(16,574)	33,129
	Reward Shares	33,200	11,250	—	—	44,450

Total for Executives	Ordinary	585,523	—	475,000	(598,410)	462,113
	Deferred STI	166,447	—	—	(99,177)	67,270
	Reward Shares	782,180	307,470	—	(253,290)	836,360

(1)	Represents:

•	Deferred STI – acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 33 to the Financial Statements for further details on the EPP.

•	Reward Shares – granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 16 July 2008 with the last possible date for vesting being 15 July 2010. See Note 33 to the Financial Statements for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Cupper acquired 6,000 PERLS III securities during the year, and continued to hold them at 30 June 2006.

(4)	Mr Harte commenced on 10 April 2006.

(5)	Mr Katz ceased employment on 24 March 2006. Mr Katz acquired 2,250 PERLS III securities during the year, and continued to hold these and 250 PERLS II securities as at 30 June 2006.

(6)	Mr McKinnon ceased employment on 31 December 2005.
86       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Option Holdings

				Vested and Exercisable at
				30 June 2006(1)
	Balance	Options	Balance		Exercise Price
Name	1 July 2005	Exercised	30 June 2006	Number	$

Directors
D V Murray (retired on 22 September 2005)	250,000	(250,000)	—	—	—
R J Norris (commenced on 22 September 2005)	—	—	—	—	—

Total for Directors (2)	250,000	(250,000)	—	—	n/a

Executives
M A Cameron	—	—	—	—	—
L G Cupper	75,000	—	75,000	75,000	30.12
S I Grimshaw	100,000	(100,000)	—	—	—
H D Harley	87,500	(87,500)	—	—	—
M R Harte	—	—	—	—	—
M A Katz (ceased employment on 24 March 2006)	250,000	(250,000)	—	—	—
R V McKinnon (ceased employment on 31 December 2005)	37,500	(37,500)	—	—	—
G L Mackrell	—	—	—	—	—
J K O’Sullivan	—	—	—	—	—
G A Petersen	—	—	—	—	—

Total for Executives	550,000	(475,000)	75,000	75,000	n/a

Total for Key Management Personnel	800,000	(725,000)	75,000	75,000	n/a

Other Executives
J Beggs	150,000	—	150,000	75,000	23.84
				37,500	26.97
				37,500	30.12
W Negus	—	—	—	—	—
M Touw (3)	—	—	—	—	—

Total	950,000	(725,000)	225,000	225,000	n/a

(1)	‘Vested and Exercisable’ options represents those granted on 3 September 2001 with an exercise price of $30.12. Mr Beggs also held vested but unexercised options granted on 24 September 1999 with an exercise price of $23.84 and 13 September 2001 with an exercise price of $26.97 at 30 June 2006.

(2)	Only the above named Directors hold options.

(3)	As at 30 June 2005, Mr Touw privately held a short selling (negative ) position in Commonwealth Bank Call Options of 40,000. During the year he reversed out of this position and had a nil balance as at 30 June 2006. As at 30 June 2005 Mr Touw had a nil position in Commonwealth Bank Low Exercise Price Options (LEPOs). During the year he short sold 10,000 LEPOs and that position remained as at 30 June 2006.
87       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Shares Vested and Options Exercised During the Year

			Shares Granted on Exercise of Options
						Total Value
						of Options
					Value in Excess	Exercised(2)
					of Exercise
	Deferred STI	Reward Shares		Exercise Price	Price(1)
Name	Vested	Vested	Number	$	$	$

Directors
D V Murray (3)	21,866	—	250,000	30.12	10.88	2,720,000
R J Norris (4)	—	—		—

Total for Directors	21,866	—	250,000	n/a	n/a	2,720,000

Executives
M A Cameron	5,246	—	—	—	—	—
L G Cupper	6,118	—	—	—	—	—
S I Grimshaw	9,442	—	100,000	30.12	7.15	715,000
H D Harley	6,388	—	37,500	26.97	16.85	631,875
			50,000	30.12	13.70	685,000

M R Harte (5)	—	—	—	—	—	—
M A Katz (6)	14,061	—	125,000	26.97	18.48	2,310,000
			125,000	30.12	15.33	1,916,250

R V McKinnon (7)	4,696	—	37,500	30.12	13.53	507,375
G L Mackrell	6,742	—	—	—	—	—
J K O’Sullivan	3,351	—	—	—	—	—
G A Petersen	3,327	—	—	—	—	—

Total for Executives	59,371	—	475,000	n/a	n/a	6,765,500

Total for Key Management Personnel	81,237	—	725,000	n/a	n/a	9,485,500

Other Executives
J Beggs	20,845	—	—	—	—	—
W Negus	—	—	—	—	—	—
M Touw	16,574	—	—	—	—	—

Total	118,656	—	725,000	n/a	n/a	9,485,500

(1)	“Value in Excess of Exercise Price” represents the difference between the exercise price and closing market value of CBA shares on date of exercise.

(2)	“Total Value of Options Exercised” represents the number of options exercised multiplied by the “Value in Excess of Exercise Price”. No options were granted or lapsed during the year. Accordingly, this value represents the total value of options that were granted, lapsed and exercised during the year.

(3)	Mr Murray retired on 22 September 2005 and deferred STI vested at this time.

(4)	Mr Norris commenced on 22 September 2005.

(5)	Mr Harte commenced in the role on 10 April 2006

(6)	Mr Katz ceased employment on 24 March 2006.

(7)	Mr McKinnon ceased employment on 31 December 2005.
88       Commonwealth Bank of Australia Form 20-F 2006

Directors’ Details — Remuneration Details
Loans to Key Management Personnel and Other Executives
Total Loans to Key Management Personnel and Other Executives

		Balance				Balance
	Year Ended	1 July	Interest Charged	Interest Not Charged	Write-off	30 June	Number in Group at
	30 June	$000s	$000s	$000s	$000s	$000s	30 June

Directors	2006	—	379	—	—	5,729	1
	2005	2	—	—	—	3	1

Executives	2006	9,894	550	—	—	9,284	7
	2005	8,706	523	—	—	8,803	6

Total for Key Management Personnel	2006	9,894	929	—	—	15,013	8
	2005	8,708	523	—	—	8,806	7

Other Executives	2006	554	31	—	—	442	1
	2005	554	32	—	—	554	1

Details of Individuals with Loans above $100,000 in the reporting period are as follows:
Individual Loans above $100,000 to Key Management Personnel and Other Executives

						Highest
	Balance	Interest	Interest Not		Balance	Balance
	1 July 2005	Charged	Charged	Write-off	30 June 2006	in Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
D V Murray	—	379	—	—	5,729	5,729

Total for Directors	—	379	—	—	5,729	5,729

Executives
M A Cameron	—	5	—	—	358	546
	—	3	—	—	300	302
S I Grimshaw	1,485	73	—	—	857	1,485
	—	16	—	—	391	394
H D Harley	332	19	—	—	304	334
	243	11	—	—	—	243
	347	7	—	—	—	427
M A Katz	175	11	—	—	175	175
	175	11	—	—	175	175
	500	31	—	—	500	500
	100	—	—	—	100	100
G L Mackrell	1,080	43	—	—	1,017	1,080
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	392	26	—	—	582	587
	696	42	—	—	614	696
	258	17	—	—	274	277
	647	42	—	—	647	647
	200	12	—	—	200	200
	201	7	—	—	—	203
G A Petersen	400	11	—	—	155	400
	800	52	—	—	800	800

Total for Executives	9,531	536	—	—	8,949	11,071

Total for Key Management Personnel	9,531	915	—	—	14,678	16,800

Other Executives
W Negus	442	30	—	—	442	442
	112	1	—	—	—	112

Total	10,085	946	—	—	15,120	17,354

Commonwealth Bank of Australia Form 20-F 2006       89

Directors’ Details — Remuneration Details
Terms and Conditions of Loans
All loans to Key Management Personnel and Other Executives (or related entities controlled or significantly influenced by them) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
Other Transactions of Key Management Personnel and Other Executives and Related Parties
Financial Instrument Transactions
Financial instrument transactions (other than loans and shares disclosed above) of Key Management Personnel and Other Executives with the Bank and other banks that are controlled entities occur in the ordinary course of business of the banks on an arm’s length basis.
Disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with Key Management Personnel and Other Executives and entities controlled or significantly influenced by them.
All such financial instrument transactions that have occurred between the banks and their Key Management Personnel and Other Executives have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.
Transactions other than Financial Instrument Transactions of Banks
All other transactions with Key Management Personnel Other Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by entities not controlled by the Bank.
The interests of Mr Daniels in investment funds managed by Colonial First State are detailed on page 85.
Mr Galbraith was a partner in the law firm Allens Arthur Robinson to 31 January 2006. Mr Galbraith was a salaried adviser to this law firm from 1 February to 30 June 2006. Allens Arthur Robinson acted for the Bank in the provision of legal services during the financial year. The fees for these services amounted to $2,137,174.
Audit
Certain disclosures required by AASB124 have been made in this Remuneration Report. Pages 73 to 90 of this report have been audited as required.
90     Commonwealth Bank of Australia Form 20-F 2006

Two Year Financial Summary (AIFRS)

	AIFRS(1)
	2006	2005
	$M	$M

Income Statement
Net interest income	6,514	6,026
Other operating income	5,567	5,076

Total operating income	12,081	11,102
Bad debts expense	398	322
Operating expenses:
Comparable business	5,994	5,719
Initiatives including Which new Bank	—	150

Total operating expenses	5,994	5,869
Net profit before income tax	5,689	4,911
Corporate tax expense	(1,605)	(1,409)
Outside equity interests	(31)	(10)

Net profit after tax (“cash basis”)	4,053	3,492
Defined benefit superannuation plan expense	(25)	(53)
Treasury share valuation adjustment	(100)	(39)

Operating profit after income tax attributable to members of the Bank	3,928	3,400

Contributions to profit (after tax)
Banking	3,227	2,834
Funds management	410	349
Insurance	416	309

Net profit after income tax (“cash basis”)	4,053	3,492
Defined benefit superannuation plan expense	(25)	(53)
Treasury share valuation adjustment	(100)	(39)

Net profit after income tax	3,928	3,400

Balance Sheet
Loans, advances and other receivables	259,176	228,346
Total assets	369,103	337,404

Deposits and other public borrowings	173,227	168,026
Total liabilities	347,760	314,761

Shareholders’ Equity	21,343	22,643
Net tangible assets	12,087	10,938

Risk weighted assets	216,438	189,559

Average interest earning assets	274,798	244,708
Average interest bearing liabilities	255,100	225,597

Assets (On-Balance Sheet)
Australia	304,831	280,255
New Zealand	43,318	41,383
Other	20,954	15,766

Total Assets	369,103	337,404

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2006 and 2005 results are presented on an AIFRS basis, while the 2004, 2003 and 2002 results are presented on the previous AGAAP basis. Refer Appendix A. AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.
Commonwealth Bank of Australia Form 20-F 2006       91

Two Year Financial Summary (AIFRS)

	AIFRS (1)
	2006	2005

Shareholder Summary
Dividends per share (cents) – fully franked	224	197
Dividends cover (times) – statutory	1.4	1.3
Dividends cover (times) – cash	1.4	1.3
Earnings per share (cents)
Basic
Statutory	308.2	259.6
Cash basis (2)	315.9	264.8
Fully diluted
Statutory	303.1	255.3
Cash basis (2)	310.5	260.5
Dividend payout ratio (%) (3)
Statutory	73.3	77.0
Cash basis (2)	71.0	74.9
Net tangible assets per share ($)	9.4	8.5
Weighted average number of shares (statutory basic)	1,275	1,260
Weighted average number of shares (fully diluted)	1,329	1,316
Weighted average number of shares (cash basic)	1,283	1,269
Weighted average number of shares (cash fully diluted)	1,338	1,325
Number of shareholders	698,552	704,906
Share prices for the year ($)
Trading high	47.41	38.52
Trading low	36.62	28.79
End (closing price)	44.41	37.95

Performance Ratios (%)
Return on average Shareholders’ Equity (4)
Statutory	20.4	18.2
Cash basis	21.3	18.8
Return on average total assets (4)
Statutory	1.1	1.1
Cash basis	1.1	1.1
Capital adequacy – Tier 1	7.56	7.46
Capital adequacy – Tier 2	3.10	3.21
Deductions	(1.00)	(0.92)
Capital adequacy – Total	9.66	9.75
Net interest margin	2.34	2.43

Other Information (numbers)
Full time staff equivalent (5)	36,664	35,313
Branches/services centres (Australia)	1,005	1,006
Agencies (Australia)	3,836	3,864
ATMs (proprietary)	3,191	3,154
EFTPOS terminals	148,220	137,240
EzyBanking locations	862	841

Productivity
Total net operating income per full-time (equivalent) employee ($)	335,097	319,372
Total staff expense/Total net operating income (%)	23.0	24.1
Total operating expenses (6)/Total operating income (%)	48.8	52.0

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2006 and 2005 results are presented on an AIFRS basis, while the 2004, 2003 and 2002 results are presented on the previous AGAAP basis. Refer Appendix A. AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.

(2)	“Cash basis” for the purpose of these Financial Statements is defined as net profit after tax and before defined benefit superannuation plan expenses and Treasury Share valuation adjustments.

(3)	Dividends paid divided by earnings less preference dividends.

(4)	Calculations based on operating profit after tax and outside equity interests applied to average Shareholders’ Equity/average total assets.

(5)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.

(6)	Total Operating Expenses excluding bad debts expense.
92     Commonwealth Bank of Australia Form 20-F 2006

Financial Statements
Commonwealth Bank of Australia Form 20-F 2006       93

Financial Statements
Income Statements

For the year ended 30 June 2006	Group			Bank
		2006	2005	2006	2005
	Note	$M	$M	$M	$M

Interest income	2	19,758	16,781	16,027	13,681
Interest expense	2	13,244	10,755	11,305	8,858

Net interest income		6,514	6,026	4,722	4,823
Other operating income		3,036	2,845	5,540	3,991

Net banking operating income		9,550	8,871	10,262	8,814

Funds management income		1,589	1,247	—	—
Investment revenue		2,098	1,956	—	—
Claims and policyholder liability expense		(2,064)	(1,871)	—	—

Net funds management operating income	2	1,623	1,332	—	—

Premiums from insurance contracts		1,052	1,132	—	—
Investment revenue		1,031	1,186	—	—
Claims and policyholder liability expense from insurance contracts		(970)	(1,243)	—	—

Insurance margin on services operating income	2	1,113	1,075	—	—

Total net operating income	2	12,286	11,278	10,262	8,814

Bad debts expense	2,15	398	322	380	292
Operating expenses	2	5,994	5,869	4,604	4,538
Defined benefit superannuation plan expense	2,44	(35)	(75)	(35)	(75)

Profit before income tax	2	5,859	5,012	5,243	3,909

Corporate tax expense	5	1,569	1,374	976	897
Policyholder tax expense	5	331	228	—	—

Profit after income tax (1)		3,959	3,410	4,267	3,012

Minority interests		(31)	(10)	—	—

Net profit attributable to members of the Bank		3,928	3,400	4,267	3,012

(1) Net banking operating income, and profit after income tax of the Bank, is greater than the Group, due to the receipt of tax exempt intragroup dividends.

Cents per share

Earnings per share:
Basic			7	308.2	259.6
Fully diluted			7	303.1	255.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares			6	224	197
PERLS (1)				—	1,115
Trust preferred securities (TPS) – issued 6 August 2003 (1)					7,795
PERLS II – issued 6 January 2004 (1)				—	908

(1)	Instruments reclassified to loan capital on adoption of AIFRS from 1 July 2005.
94     Commonwealth Bank of Australia Form 20-F 2006

Financial Statements
Balance Sheets

As at 30 June 2006	Group			Bank
		2006	2005	2006	2005
	Note	$M	$M	$M	$M

Assets
Cash and liquid assets	8	5,131	6,055	4,819	5,736
Receivables due from other financial institutions	9	7,107	6,087	7,464	5,972
Assets at fair value through Income Statement:	10
Trading		15,758	14,631	13,926	12,432
Insurance		24,437	27,484	—	—
Other		2,944	—	396	—
Derivative assets	11	9,675	—	9,938	—
Available-for-sale investments	12	11,203	—	9,914	—
Investment securities	13	—	10,838	—	6,922
Loans, advances and other receivables	14	259,176	228,346	212,699	183,925
Bank acceptances of customers		18,310	16,786	18,439	16,917
Shares in and loans to controlled entities	18	—	—	36,150	29,161
Investment property	19	258	252	—	—
Property, plant and equipment	20	1,314	1,132	1,027	821
Investment in associates	46	190	52	114	12
Intangible assets	21	7,809	7,656	2,738	2,675
Deferred tax assets	5	650	651	392	599
Other assets	22	5,141	17,434	4,624	17,154

Total Assets		369,103	337,404	322,640	282,326

Liabilities
Deposits and other public borrowings	23	173,227	168,026	155,956	143,858
Payables due to other financial institutions	24	11,184	8,023	11,131	7,969
Liabilities at fair value through Income Statement	25	13,811	—	2,085	—
Derivative liabilities	11	10,820	—	10,955	—
Bank acceptances		18,310	16,786	18,439	16,917
Due to controlled entities		—	—	32,435	26,428
Current tax liabilities	26	378	833	334	764
Deferred tax liabilities	26	1,336	921	640	872
Other provisions	27	821	871	690	703
Insurance policy liabilities	38	22,225	24,694	—	—
Debt issues	28	78,591	70,765	52,198	40,687
Managed funds units on issue	29	1,109	—	—	—
Bills payable and other liabilities	30	6,053	17,551	4,299	16,737

		337,865	308,470	289,162	254,935
Loan capital	31	9,895	6,291	10,688	7,010

Total Liabilities		347,760	314,761	299,850	261,945

Net Assets		21,343	22,643	22,790	20,381

Shareholders’ Equity

Share capital:
Ordinary share capital	33	13,505	13,486	13,766	13,739
Preference share capital	33	—	687	—	687
Other equity instruments	33	939	1,573	1,895	737
Reserves	32	1,904	1,265	2,657	2,226
Retained profits	32	4,487	3,843	4,472	2,992

Shareholders’ Equity attributable to members of the Bank		20,835	20,854	22,790	20,381

Minority interests:
Controlled entities	34	508	631	—	—
Insurance statutory funds and other funds		—	1,158	—	—

Total Minority Interests		508	1,789	—	—

Total Shareholders’ Equity		21,343	22,643	22,790	20,381

Commonwealth Bank of Australia Form 20-F 2006       95

Financial Statements
Statements of Recognised Income and Expense

For the year ended 30 June 2006	Group			Bank
		2006	2005	2006	2005
	Note	$M	$M	$M	$M

Actuarial gains/(losses) from defined benefit superannuation plan	32,44	387	110	387	110
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	32	89	—	58	—
Transferred to Income Statement	32	(58)	—	(51)	—
Gains/(losses) on available-for-sale investments:			—		—
Recognised in equity	32	51	—	52	—
Transferred to Income Statement on sale	32	(33)	—	(31)	—
Transferred to Income Statement on impairment	32	(3)	—	(3)	—
Revaluation of properties	32	19	29	14	29
Transfer from FCTR to Income Statement on sale of entities	32	41	—	—	—
Exchange differences on translation of foreign operations	32	(232)	(141)	(8)	—
Income tax on items taken directly to or transferred directly from equity:
FCTR	32	13	—	—	—
AFS investments revaluation reserve	32	(6)	—	7	—
Revaluation of properties	32	(4)	—	(3)	—
Cash flow hedge reserve	32	(11)	—	(2)	—

Net Income recognised directly in equity		253	(2)	420	139
Profit for the period		3,959	3,410	4,267	3,012

Total Net Income recognised for the period		4,212	3,408	4,687	3,151

Attributable to:
Members of the parent		4,181	3,398	4,687	3,151
Minority interests		31	10	—	—

Total Net Income recognised for the period		4,212	3,408	4,687	3,151

96     Commonwealth Bank of Australia Form 20-F 2006

Financial Statements
Statements of Cash Flows(1) (2)

For the year ended 30 June 2006	Group				Bank
			2006	2005	2006	2005
	Note		$M	$M	$M	$M

Cash Flows From Operating Activities
Interest received			19,712	16,781	16,268	13,571
Interest paid			(12,555)	(10,720)	(11,348)	(8,960)
Other operating income received			4,319	4,559	2,715	3,621
Expenses paid			(5,809)	(5,678)	(4,318)	(4,459)
Income taxes paid			(1,980)	(985)	(1,117)	(619)
Net decrease/(increase) in trading securities			—	318	—	505
Net increase in assets at fair value through Income Statement (excluding life insurance)			(307)	—	(1,926)	—
Life insurance:
Investment income			2,399	1,572	—	—
Premiums received (3)			2,338	3,183	—	—
Policy payments (3)			(4,938)	(4,664)	—	—
Net increase in liabilities at fair value through Income Statement (excluding life insurance)			1,445	—	504	—

Cash flows from operating activities before changes in operating assets and liabilities			4,624	4,366	778	3,659

Changes in operating assets and liabilities arising from cash flow movements
Movement in investment securities:
Purchases			—	(22,608)	—	(20,254)
Proceeds from sale			—	396	—	275
Proceeds at or close to maturity			—	22,799	—	19,344
Movement in available-for-sale investments:
Purchases			(28,189)	—	(25,310)	—
Proceeds from sale			646	—	558	—
Proceeds at or close to maturity			24,831	—	21,828	—
Lodgement of deposits with regulatory authorities			(29)	(7)	(1)	3
Net (increase) in loans, advances and other receivables			(31,996)	(31,721)	(28,936)	(24,777)
Net (increase)/decrease in receivables due from other financial institutions not at call			(881)	1,097	(793)	464
Net decrease in securities purchased under agreement to resell			537	991	740	988
Life insurance business:
Purchase of insurance assets at fair value through Income Statement			(8,078)	(14,165)	—	—
Proceeds from sale/maturity of insurance assets at fair value through Income Statement			9,398	15,281	—	—
Net increase in deposits and other borrowings			12,799	6,332	13,284	7,291
Net proceeds from issuance of debt securities			14,605	17,934	13,331	16,238
Net increase in payables due to other financial institutions not at call			2,571	449	2,566	426
Net increase/(decrease) in securities sold under agreements to repurchase			328	(1,480)	328	(1,418)

Changes in operating assets and liabilities arising from cash flow movements			(3,458)	(4,702)	(2,405)	(1,420)

Net cash provided by/(used in) Operating Activities	49	(a)	1,166	(336)	(1,627)	2,239

Cash flows from Investing Activities
Payment for acquisition of entities and management rights	49	(e)	(418)	(40)	(26)	(24)
Proceeds from disposal of controlled entities	49	(c)	553	—	—	178
Proceeds from disposal of entities and businesses (net of cash disposed)			35	173	—	306
Dividends received			4	3	2,080	988
Net amounts paid to controlled entities			—	—	1,531	(3,325)
Proceeds from sale of property, plant and equipment			32	30	17	30
Purchases of property, plant and equipment			(385)	(286)	(329)	(164)
Payment for acquisitions of investments in associates			(152)	(42)	(102)	—
Purchases of intangible assets			(90)	(92)	(95)	—
Net decrease in other assets			31	1,055	371	758

Net cash (used in)/provided by Investing Activities			(390)	801	3,447	(1,253)

(1)	It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Adjusted for AIFRS gross-up. Refer Note 1 (nn) (ii).

(3)	Represents gross premiums and policy payments before splitting between policyholders and shareholders.
Commonwealth Bank of Australia Form 20-F 2006       97

Financial Statements
Statements of Cash Flows (1) (2)

For the year ended 30 June 2006	Group				Bank
			2006	2005	2006	2005
	Note		$M	$M	$M	$M

Cash Flows from Financing Activities
Buyback of shares			(500)	—	(500)	—
Proceeds from issue of shares (net of costs)			49	66	49	66
Proceeds from issue of preference shares to minority interests			—	323	—	—
Proceeds from issue of other equity instruments (net of costs)			939	—	1,895	—
Dividends paid (excluding DRP buyback of shares)			(2,163)	(2,083)	(2,163)	(2,024)
Net movement in other liabilities			139	(330)	(3,313)	(292)
Net (purchase) of treasury shares			(10)	(60)	(2)	—
Issue of loan capital			2,446	1,233	3,152	1,554
Redemption of loan capital			(915)	(1,392)	(918)	(1,621)
Other			1	55	(93)	6

Net cash (used in) Financing Activities			(14)	(2,188)	(1,893)	(2,311)

Net increase/(decrease) in cash and cash equivalents			762	(1,723)	(73)	(1,325)
Cash and cash equivalents at beginning of period			1,276	2,999	314	1,639

Cash and cash equivalents at end of period	49	(b)	2,038	1,276	241	314

(1)	It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Adjusted for AIFRS gross-up. Refer Note 1 (nn) (ii).
98     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies
General Information
This annual reporting period is the first under the Australian equivalent to International Financial Reporting Standards (“AIFRS”). For this reason, a full explanation of all AIFRS accounting policies and differences from previous Australian GAAP (“AGAAP”) is set out below. The financial impact of these changes is summarised in Note 1 (nn).
The Financial Statements of the Commonwealth Bank of Australia (the ‘Bank’) and the Bank and its subsidiaries (the ‘Group’) for the year ended 30 June 2006, were approved and authorised for issue by the Board of Directors on 23 August 2006.
The Bank is incorporated and domiciled in Australia. It is a company limited by shares that are publicly traded on the Australian Stock Exchange. The address of its registered office is Level 7, 48 Martin Place, Sydney NSW 1155, Australia.
The Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial period were:
(i) Banking
The Group provides retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group also offers commercial products including business loans, equipment and trade finance, and rural and agribusiness products. The Group also has full service banking operations in New Zealand, Fiji, and Indonesia. The Group has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, China, Tokyo and Malta.
(ii) Funds Management
The Group’s funds management business comprises wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and international shares, property, fixed interest and cash. The Group also has funds management businesses in New Zealand, the United Kingdom and Asia.
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
(a) Bases of accounting
This general purpose financial report for the reporting period ended 30 June 2006 has been prepared in accordance with the requirements of the Corporations Act 2001.
For the Financial Year ended 30 June 2005 and all prior years the Annual Financial Report was prepared under the Australian accounting standards applicable to reporting periods beginning prior to 1 January 2005 (AGAAP). This 30 June 2006 Annual Financial Report, however, complies with current Australian accounting standards which consist of Australian equivalents to International Financial Reporting Standards (AIFRS). The basis of the AIFRS standards are the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. As a result of complying with AIFRS, the Group accounts also comply with IFRS, and interpretations adopted by the International Accounting Standards Board.
Accounting policies for the Bank have changed significantly due to the adoption of AIFRS. These changes have been summarised by comparing prior years’ accounting policies to the new AIFRS accounting policies. Differences in measurement, recognition and disclosure have been noted in the change in accounting policy section within each topic.
The preparation of the financial report in conformity with AIFRS requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Use of available information and application of judgement are inherent in the formation of estimates. Actual results could differ from these estimates and possible impacts are disclosed in Note 1 (mm).
(b) Basis of preparation
The Financial Statements are prepared on the basis of historical cost except that the following assets and liabilities are stated at their fair value: derivative financial instruments, assets and liabilities at fair value through Income Statement, available-for-sale investments, insurance policy liabilities, domestic bills discounted which are included in loans, advances and other receivables held by the Group, investment property and owner occupied property, defined benefit plan assets and liabilities, and employee share-based compensation liabilities. Recognised assets and liabilities that are hedged and are attributable to the hedged risk are stated at fair value.
The accounting policies which have changed as a result of the adoption of AIFRS have been applied retrospectively and consistently by the Group to all periods presented in these Financial Statements and in preparing an opening AIFRS Balance Sheet at 1 July 2004, except for the following standards which were adopted and applied from 1 July 2005 onwards:-
i) AASB 132 Financial Instruments – Disclosure and Presentation;
ii) AASB 139 Financial Instruments – Recognition and Measurement;
iii) AASB 4 Insurance Contracts;
iv) AASB 1023 General Insurance Contracts; and
v) AASB 1038 Life Insurance Contracts.
Commonwealth Bank of Australia Form 20-F 2006       99

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
On this basis, comparison with prior period results should be read in conjunction with the following accounting policy notes.
AIFRS has been applied retrospectively subject to the following elections under AASB 1 First-Time Adoption of AIFRS:
i) not to restate any past business combinations that occurred prior to 1 July 2004 in preparing the Group’s opening AIFRS Balance Sheet at 30 June 2005.
ii) to transfer the Foreign Currency Translation Reserve as at 1 July 2004 to Retained Profits.
The Group has applied its previous AGAAP in the comparative information to financial instruments and insurance contracts within the scope of the above standards.
The financial report is presented in Australian dollars. The Group has elected to early adopt the following accounting standards and amendments:
•	AASB 119 Employee Benefits (July 2005).

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures.

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement.

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004).

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts.

•	AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement.

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations.

•	AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the Balance Sheet.

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Change in Foreign Exchange Rates (July 2004).

•	UIG 8 Scope of AASB 2.
The following standards and amendments were available for early adoption but have not been applied by the Group in these Financial Statements:
•	AASB 7 Financial Instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.
The Group plans to adopt AASB 7 and AASB 2005-10 from the Financial Year commencing 1 July 2007.
The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Bank and the Group as the standard and the amendment are concerned only with disclosures.
(c) Consolidation
Additional entities have been consolidated within the Group due to the adoption of AASB 127 Consolidated and Separate Financial Statements and UIG 112 Consolidation – Special Purpose Entities. These changes do not have a material impact on net assets or net profit however they have resulted in material gross ups of individual asset and liability line items of the Group.
For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The consolidated Financial Statements include the Financial Statements of the Bank and all entities where it is determined that there is a capacity to control as defined in AASB 127 and UIG 112.
All balances and transactions between Group entities, including unrealised gains and losses, have been eliminated on consolidation.
The consolidated Financial Statements also include the Group’s share of the financial results of entities where the Group holds an investment in, and has significant influence over, the financial and operating policies as defined in AASB 128 Investments in Associates. This is normally evidenced when the group owns 20% or more of the voting rights.
100     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Associated companies are defined as those entities over which the Group has significant influence but there is no capacity to control. Investments in associates are carried at cost plus the Group’s share of post-acquisition profit or loss and other reserves. The Group’s share of profit or loss of associates is included in the profit from ordinary activities.
(ii) Change in accounting policy
With the adoption of AASB 127 and UIG 112, a number of additional entities have been included in the Group. This is due to a change in what constitutes control and the inclusion of potential voting rights when considering control. Some of these entities were formed by the Group for the purpose of asset securitisation transactions and structured debt issuance, and to accomplish certain narrow and well-defined objectives. Such entities may acquire assets directly or indirectly from the Bank or its affiliates. Additionally, some of these entities are bankruptcy-remote (i.e. their assets are not available to satisfy the claims of creditors of the Group or any other of its subsidiaries). However, these entities have been consolidated in the Group’s Financial Statements as the exposure to risks and benefits from the entity resides with the Group.
The adoption of AASB 127 and UIG 112 has been applied retrospectively from 1 July 2004.
(d) Revenue recognition
The adoption of AASB 118 Revenue and AASB 139 has had an impact on the recognition and measurement of revenue. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and commissions.
Interest income
Interest income is recognised on an accrual basis using the effective interest method. Further information is included in Note 1(g) Receivables from other financial institutions, Note 1(j) Available-for-sale investments, Note 1(l) Loans, advances and other receivables, and Note 1(m) Leasing.
Lending fees
Fee income and direct costs relating to loan origination, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the loan using the effective interest method. Fees received for commitments which are not expected to result in a loan are recognised in the profit and loss over the commitment period. Loan syndication fees where the Group does not retain a portion of the syndicated loan are recognised in income once the syndication has been completed. Where fees are received on an ongoing basis and represent the recoupment of the costs of maintaining and administering existing loans, these fees are taken to profit and loss on an accrual basis.
Fees and commission
When commission charges and fees relate to specific transactions or events, they are recognised in income in the period in which they are earned. However, when they are charged for services provided over a period, they are recognised in income on an accrual basis.
Other income
Trading income is brought to account when earned based on changes in fair value of financial instruments and recorded from trade date. Further information is included in Notes 1(e) Foreign Currency Translations, 1(i) Assets at Fair Value Through Income Statement, and Note 1(ff) Derivative financial instruments. Life insurance business income recognition is explained in Note 1(hh) below.
(iii) Change in accounting policy
Under AASB 118 and AASB 139, interest income now includes fees integral to the establishment of financial instruments for which interest income is recognised using the effective interest method. Fee income and direct costs relating to loan origination are deferred and amortised to interest earned on loans, advances and other receivables over the life of the loan using the effective interest method.
There is no material change in the recognition and measurement of fees and commission and other income.
The changes have been applied from 1 July 2005.
(e) Foreign currency translations
The adoption of AASB 121, The Effects of Changes in Foreign Exchange Rates, has not had a substantial impact on the reporting currency of the Group’s entities or the translation of foreign currency assets and liabilities. However, on transition under AASB 1 First-time Adoption of Australian Equivalents to IFRS, an option exists to transfer any amounts recorded within the Foreign Currency Translation Reserve (FCTR) as at 1 July 2004 to Retained Profits. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The functional and presentation currency of the domestic operations of the Bank has been determined to be Australian Dollars (AUD) as this currency best reflects the economic substance of the underlying events and circumstances relevant to the Bank. Each entity and overseas branch within the Group has also determined their functional currency based on their own primary economic indicators.
All foreign currency monetary items are revalued at spot rates of exchange prevailing at Balance Sheet date and changes in the spot rate are recorded in the profit and loss. Foreign currency forward, futures, swaps and option positions are revalued at the appropriate market rates applying at Balance Sheet date.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into AUD at foreign exchange rates ruling at the dates the fair value was determined. With the exception of the revaluations classified in equity, unrealised foreign currency gains and losses arising from these revaluations and gains and losses arising from foreign exchange dealings are included in the profit and loss.
The foreign currency assets and liabilities of overseas branches and controlled entities with an overseas functional currency are converted to AUD at Balance Sheet date in accordance with the foreign exchange rates ruling at that date. Profit and loss items for overseas branches and controlled entities are converted to AUD progressively throughout the year at the spot exchange rate at the date of the transaction. All resulting exchange differences are recognised in the FCTR as a separate component of equity.
Commonwealth Bank of Australia Form 20-F 2006       101

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Translation differences arising from conversion of opening balances of shareholders’ funds of overseas branches and controlled entities at year end exchange rates are reflected in the FCTR. The Group maintains a substantially matched position in assets and liabilities in foreign currencies and the level of net foreign currency exposure does not have a material impact on its financial condition.
(ii) Change in accounting policy
Under the option available within AASB 1 the Bank transferred the balance of the FCTR as at 30 June 2004 to Retained Profits.
The translation on non-monetary Available-for-sale investments, the cash flow hedge reserve and net investments in foreign entities are all recorded in the FCTR.
These changes have been applied retrospectively from 1 July 2004.
(f) Cash and liquid assets
The adoption of AIFRS, AASB 127 Consolidated and Separate Financial Statements and UIG 112 Consolidation – Special Purpose Entities has not impacted the definition of cash and liquid assets, however additional entities have been consolidated into the Group, refer to Note 1(c) Consolidation. These changes have resulted in recognition of additional cash and liquid assets. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Cash and liquid assets includes cash at branches, cash at bankers, nostro balances, money at short call with an original maturity of three months or less and securities held under reverse repurchase agreements. They are brought to account at the face value or the gross value of the outstanding balance. Interest is taken to profit and loss using the effective interest method when earned.
(ii) Change in accounting policy
Under AASB 127 and UIG 112 special purpose vehicles used for the securitisation of loans and receivables by the Group will be consolidated under AIFRS. This has resulted in an increase in cash and liquid assets.
Under AASB 107 Cash Flow Statements, the definition of cash and liquid assets includes nostro balances. This balance was previously recorded in receivables from other financial institutions.
The change has been applied retrospectively from 1 July 2004.
(g) Receivables from other financial institutions
The adoption of AIFRS has not had a substantial impact on receivables from other financial institutions. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Receivables from other financial institutions include loans, deposits with regulatory authorities and settlement account balances due from other banks. They are brought to account at the gross value of the outstanding balance. Interest is taken to profit and loss using the effective interest method.
(ii) Change in accounting policy
Under AASB 107 Cash Flow Statements, nostro balances, previously recorded separately in receivables from other financial institutions, have been reclassified to cash and liquid assets.
Deposits with regulatory authorities, previously recorded separately on the face of the Balance Sheet, have been reclassified to receivables from other financial institutions.
The change has been applied retrospectively from 1 July 2004
(h) Financial instruments
The adoption of AASB 132 Financial Instruments: Disclosure and Presentation, AASB 139 Financial Instruments: Recognition and Measurement and AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions from 1 July 2005 has had a significant impact on the recognition, measurement and disclosure of financial instruments. Under these standards, the accounting policy has changed to recognise all derivatives in the Balance Sheet and to record all derivatives and some financial assets and liabilities at fair market value. Those financial assets and financial liabilities which are not at fair value will be carried at cost or amortised cost.
For each class of financial instrument listed below, except for restructured facilities referred to in Note 1(l) Loans, advances and other receivables, financial instruments are transacted on a commercial basis to derive an interest yield/cost with terms and conditions having due regard to the nature of the transaction and the risks involved.
Under AASB 132 and AASB 139, financial instruments are required to be classified into one of the following measurement categories which determines the accounting treatment of the item:
•	Assets at fair value through Income Statement (Note 1 (i))

•	Available-for-sale investments (Note 1 (j))

•	Loans, advances and other receivables (Note 1 (l))

•	Liabilities at fair value through Income Statement (Note 1 (x))

•	Liabilities at amortised cost

•	Equity (Note 1 (ee))
The change in accounting policy on transition to AIFRS for each class of financial instrument is detailed below.
The application of AASB 139 to the recognition and measurement of financial assets and financial liabilities, including derivatives, has given rise to a transition adjustment and will increase volatility in reported profits. For a summary of the change in accounting policy for hedge accounting see Note 1(ff), Derivative financial instruments.
The Group has no held to maturity investments.
In line with the exemption provided by AASB 1, comparative information has not been restated under AASB 132 and AASB 139.
Offsetting financial instruments
The Group offsets financial assets and liabilities where there is a legally enforceable right to set off, and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.
102     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Derecognition of financial instruments
The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party and the risks and rewards have substantially been transferred.
(i) Assets at fair value through Income Statement
“Assets at fair value through Income Statement”, is a new class of financial asset under AASB 139. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Assets at fair value through Income Statement include assets held for trading and assets that upon initial recognition are designated by the Group as at fair value through Income Statement. The assets designated as at fair value through Income Statement are those assets where the designation either reduces significant accounting mismatches between assets and related liabilities, the group of financial assets are managed and their performance is evaluated on a fair value basis, or where the asset is a contract which contains an embedded derivative. The assets are recognised initially at fair value and transaction costs including brokerage commissions and fees are taken directly to profit and loss. Subsequent changes in fair value are reported in other operating income. Dividends and interest are reflected in other operating income. Interest earned is recorded within Net Interest Earnings.
Assets at fair value through Income Statement are classified into three subcategories: Trading, Insurance and Other investments.
Trading
Trading assets are short and long term public, bank and other debt securities and equities that are acquired and held for trading purposes. Subsequent to initial recognition fair value is measured using quoted bid prices where available. In a trading portfolio with offsetting risk positions, quoted mid prices, where available, are used to measure the fair value. Non-market quoted assets are valued using valuation techniques based on market conditions and risks existing at Balance Sheet date.
Insurance
Insurance investment assets are investment securities that back life insurance contracts and life investment contracts. Refer to Note 1(hh), Life insurance business for further details.
Other investments
Other investments include financial assets which the Group has designated as at fair value through the Income Statement. Subsequent to initial recognition fair value is measured using quoted bid prices. Quoted mid prices are used to measure assets with offsetting risk positions in a portfolio at fair value. Non-market quoted instruments are valued using valuation techniques that are market conditions and risks existing at Balance Sheet date. Changes in fair value, and the reporting of interest and dividends earned are accounted for as outlined above. Other investments are recorded on a trade date basis.
(ii) Change in accounting policy
Under AASB 132 and AASB 139, there is a substantial change in the disclosure, recognition, measurement and presentation of those financial assets now classified as Assets at fair value through Income Statement. The standards have been applied from 1 July 2005. The changes are summarised below:
Assets at fair value through Income Statement is a new category of financial asset.
Trading securities have been reclassified into assets at fair value through Income Statement.
Insurance investment assets have been reclassified into Assets at fair value through Income Statement.
Other Investments is a new category of financial asset within Assets at fair value through Income Statement. They were previously carried at cost, or amortised cost, predominantly as investment securities.
Quoted bid prices, where available, are used to measure fair value. Quoted mid prices, where available, are used to measure fair value where there is an offsetting risk position in a portfolio. There is no material change in the measurement of assets at fair value.
Unrealised changes in fair value and realised gains and losses on disposal are reflected in other operating income. Interest on other investments is reported in net interest earnings using the effective interest method. Dividends are reflected in other operating income when earned.
Other investments are recorded on a trade date basis.
(j) Available-for-sale investments
The adoption of AASB 132 and AASB 139 has had a substantial impact on the measurement and disclosure of those financial instruments now classified as available-for-sale investments. Additional entities have been consolidated into the Group, refer to Note 1(c) Consolidation, which has resulted in recognition of additional available-for-sale investments. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Available-for-sale investments are short and long term public, bank and other securities and include bonds, notes, bills of exchange, commercial paper, certificates of deposit, equities and rolling loan originations and syndications.
Available-for-sale investments are initially recognised at fair value including transaction costs and thereafter at fair value. Unquoted equities and investments whose fair value cannot be reliably measured are valued at cost. Gains and losses arising from changes in fair value are reported in the available-for-sale revaluation reserve net of applicable income taxes until such investments are sold, collected, otherwise disposed of, or become impaired. Interest, premiums and dividends are reflected in other operating income when earned.
Available-for-sale investments are tested for lasting impairment in line with Note 1(n) Provisions for impairment.
Upon disposal or impairment, the accumulated change in fair value within the available-for-sale revaluation reserve is transferred to profit and loss and reported under other operating income.
Commonwealth Bank of Australia Form 20-F 2006       103

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(ii) Change in accounting policy
Under AASB 139, financial assets previously classified as investment securities have predominantly been reclassified to Available-for-sale investments and Loans, advances and other receivables.
Investment securities which were previously recognised at cost or amortised cost have been restated to fair value. Changes in fair value have been included as a separate component of equity (available-for-sale revaluation reserve) until sale or impairment when the cumulative gain or loss is transferred to profit and loss. The change in measurement has been applied from 1 July 2005.
(k) Repurchase agreements
There is no material change in accounting policy.
Securities sold under agreements to repurchase are retained within the Available-for-sale investments or Assets at fair value through Income Statement categories and accounted for accordingly in line with Note 1 (j) and (i) respectively.
Liability accounts are used to record the obligation to repurchase and disclosed as Deposits. Securities held under reverse repurchase agreements are recorded within Cash and liquid assets.
(l) Loans, advances and other receivables
The adoption of AASB 127, AASB 132, AASB 139 and UIG 112 has had a substantial impact on the recognition, measurement and disclosure of those financial instruments classified as loans, advances and other receivables. Additional entities have been consolidated into the Group, refer to Note 1(c) Consolidation, which has resulted in recognition of additional loans, advances and other receivables. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Loans, advances and other receivables are financial assets with fixed and determinable payments that are not quoted in an active market.
They include overdrafts, home loans, credit card and other personal lending, term loans, bill financing, redeemable preference shares, securities and finance leases. Loans, advances and other receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently measured at amortised cost using the effective interest method. Where loans, advances and other receivables are originated with the intent to be sold immediately or in the short term, they are recorded in Assets at fair value through Income Statement.
Note 1(d) and Note 1(n) provide additional information with respect to revenue recognition and impairment respectively.
Non Performing Facilities
Individual provisions for impairment are recognised to reduce the carrying amount of loans and advances to their estimated recoverable amounts. Individually significant provisions are calculated based on discounted cash flows.
The unwinding of the discount from initial recognition of impairment through to recovery of the written down amount is recognised as interest income. In subsequent periods, interest in arrears/due on non performing facilities is taken to profit and loss when a cash payment is received/realised and the amount is not designated as a principal payment.
Restructured Facilities
There is no change in accounting policy.
When the original contractual terms of facilities (primarily loans) are modified, the accounts become classified as restructured. Such accounts continue to accrue interest as long as the facility is performing in accordance with the restructured terms. If performance is not maintained, or collection of interest and/or principal is no longer probable, the account will be returned to the non performing classification. Facilities are generally kept as non performing until they are returned to a performing basis.
Assets Acquired Through Securities Enforcement (AATSE)
There is no change in accounting policy.
Assets acquired in satisfaction of facilities in default (primarily loans) are recorded at net market value at the date of acquisition. Any difference between the carrying amount of the facility and the net market value of the assets acquired is represented as an individually assessed provision or written off. AATSE are further classified as Other Real Estate Owned (“OREO”) or Other Assets Acquired Through Security Enforcement (“OAATSE”) and classified in the appropriate asset classifications in the Balance Sheet.
Impairment of loans, advances and other receivables
There has been a change in the recognition and measurement of impairment of loans, advances and other receivables as explained in Note 1(n) Provisions for impairment.
(ii) Change in accounting policy
Under AASB 139, loans are measured at amortised cost using the effective interest rate method.
As explained in Note 1(n), the Group has individually assessed provisions and collective provisions for impairment. In addition, the measurement and recognition of those provisions has changed, which is also explained in Note 1(n).
The change in measurement has been applied from 1 July 2005. Under AASB 127 and UIG 112 certain special purpose vehicles used for the securitisation of loans and receivables by the Group are consolidated under AIFRS, which has resulted in an increase in loans, advances and other receivables.
The change in recognition associated with AASB 127 and UIG 112 has been applied retrospectively from 1 July 2004.
(m) Leasing
The adoption of AASB 117 Leases has not had a significant impact on the recognition, measurement or disclosure of leases.
The changes are minimal except and so far as leveraged leases that were ‘grandfathered leveraged leases’ are now measured and disclosed as finance leases. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Leases where the Group transfers substantially all the risks and rewards incident to ownership of an asset to the lessee or a third party are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognised.
104     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
AASB 117 requires income on finance lease transactions to be recognised on a basis reflecting a constant periodic return based on the lessor’s net investment outstanding in respect of the finance lease.
The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognised over the term of the lease using the effective interest method. Finance lease receivables are included in loans, advances and other receivables.
Leases where the Group retains substantially all the risk and rewards incident to ownership of an asset are classified as operating leases.
Operating lease rental revenue and expense is recognised in profit and loss on a straight-line basis over the lease term. The Group classifies assets leased out under operating leases as property, plant and equipment. These assets are depreciated over their expected useful lives on a basis consistent with similar fixed assets.
(ii) Change in accounting policy
Previously, only leveraged leases with a lease term beginning from 1 July 1999 were accounted for as finance leases with income brought to account progressively over the lease term. With the adoption of AASB 117 Leases, all leveraged leases, including those written prior to 1 July 1999 are now measured and disclosed as finance leases.
(n) Provisions for impairment
The adoption of AASB 139 Financial Instruments: Recognition and Measurement and AASB 136 Impairment of Assets has had a substantial impact on the measurement and recognition of impairment of financial and non-financial assets. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Financial assets
Financial assets, excluding derivative assets and assets at fair value through Income Statement, are reviewed at each Balance Sheet date to determine whether there is objective evidence of impairment. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the Balance Sheet date (“a loss event”) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. If any such indication exists, the asset’s carrying amount is written down to the asset’s estimated recoverable amount.
Loans, advances and other receivables
The Group assesses at each balance date whether there is any objective evidence of impairment.
If there is objective evidence that an impairment loss on loans, advances and other receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short-term balances are not discounted.
Loans and advances are presented net of provisions for loan impairment. The Group has Individually assessed provisions and Collectively assessed provisions. Individually assessed provisions are made against individually significant financial assets and those that are not individually significant, including groups of financial assets with similar credit risk characteristics.
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment. Collective provisions are maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The expected future cash flows for portfolios of assets with similar risk characteristics are estimated on the basis of historical loss experience. Loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the loss experience is based and to remove the effects of conditions in the period that do not currently exist. Increases or decreases in the provision amount are recognised in the profit and loss.
Available-for-sale investments
When a decline in the fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity (refer Note 1(j)) is removed from equity and recognised in the profit and loss.
If in a subsequent period the amount of an impairment loss for an available-for-sale debt security decreases and the decrease can be linked objectively to an event occurring after the impairment event, the impairment is reversed through profit and loss. However, impairment losses on available-for-sale equity securities are not reversed while the asset is still recognised.
Goodwill and other non-financial assets
Goodwill balances and intangible assets with an indefinite useful life are assessed for impairment at each reporting date or more regularly where an indication of impairment exists. Please refer to Note 1(t) Intangibles for more details on goodwill and intangibles impairment testing. If any such indication exists, the asset’s carrying amount is written down to the asset’s estimated recoverable amount and the loss is recognised in the profit and loss in the period in which it occurs.
The carrying amounts of the Group’s other non-financial assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset or cash generating unit can be the greater of the fair value less cost to sell, or value in use. The Group’s policy is to use the fair value less costs to sell in assessing recoverable amount. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss.
A previously recognised impairment loss (except for goodwill) is reversed if there has been a change in the estimates used to determine the recoverable amount. However, the reversal is not to an amount higher than the carrying amount that would have been determined, net of amortisation or depreciation, if no impairment loss had been recognised in prior years.
Commonwealth Bank of Australia Form 20-F 2006       105

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Off-Balance Sheet items
Under AASB 137 Provisions, Contingent Liabilities and Contingent Assets, provisions for impairment on Off-Balance Sheet items such as a commitment are reported in other provisions. Measurement of provisions is discussed further in Note 1(aa) Provisions.
The amounts required to bring the provisions for impairment to their assessed levels are charged to profit and loss.
(ii) Change in accounting policy
Under previous AGAAP and in line with market practice, the Group’s general provision for bad debts was maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions.
Under AIFRS, the Group recognises impairment provisions in respect of only those advances and credit transactions for which there is objective evidence of impairment as at each Balance Sheet date.
As a result of this change, there has been a reduction in the amount of the Bank’s collective provisioning for impaired loans.
Specific provisions are now known as individually assessed provisions and are established where objective evidence of impairment has been identified via an individual assessment of a financial asset or group of financial assets.
Individually significant provisions are assessed as the difference between an asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.
Loans and advances that do not have an individually assessed provision are assessed collectively for impairment.
The transitional provisions for loan impairment resulted in adjustments to existing provisions being taken to Retained Profits.
The difference between the post-tax equivalents of the previous general provision and the new collective provision has been appropriated from Retained Profits to a separate component of equity - General Reserve for Credit Loss.
(o) Bank acceptances of customers
There is no change in accounting policy.
The exposure arising from the acceptance of bills of exchange that are sold into the market is brought to account as a liability. An asset of equal value is raised to reflect the offsetting claim against the drawer of the bill. Bank acceptances generate fee income that is taken to profit and loss when earned.
(p) Shares in and loans to controlled entities
There has been no substantial change in accounting policy.
Shares in controlled entities are carried in the Bank’s Financial Statements at the lower of cost of acquisition or recoverable amount, and loans to controlled entities are measured at amortised cost using the effective interest method.
These assets are brought to account at fair value when impaired and a provision is raised as per Note 1(n) Provisions for impairment.
(q) Investment property
The adoption of AASB 116 Property, Plant and Equipment, and AASB 140, Investment Property, have not had a material impact on the recognition and measurement of these assets. There have, however, been some disclosure changes in relation to investment property. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Investment properties are classified as properties held to earn rental income and/or for capital appreciation.
The Group carries investment properties at fair value based on a valuation performed by professional valuers. Valuations are carried out annually. Fair value movements are taken to the profit and loss in the year in which they arise.
Investment properties are separately disclosed on the face of the Balance Sheet and in the notes to the Financial Statements.
(ii) Change in accounting policy
Investment properties were previously included within Property, Plant and Equipment and are now separately disclosed on the face of the Balance Sheet and in the notes to the Financial Statements.
The changes in disclosure have been applied from 1 July 2005.
(r) Assets classified as held for sale
The adoption of AASB 5, Non-Current Assets Held for Sale and Discontinued Operations, and AASB 116, Property, Plant and Equipment, have not had a material impact on the recognition and measurement of these assets. There have been some disclosure changes in relation to assets classified as held for sale. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Assets are classified as held for sale when their carrying amounts will be recovered principally through sale within 12 months. They are measured at the lower of carrying amount and fair value less costs to sell and if material are disclosed separately on the face of the Balance Sheet.
Assets classified as held for sale are neither amortised nor depreciated.
(ii) Change in accounting policy
Assets classified as held for sale were previously included within Property, Plant and Equipment and if material are now separately disclosed on the face of the Balance Sheet and in the notes to the Financial Statements.
The changes in disclosure have been applied from 1 July 2005.
106     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(s) Property, Plant and Equipment
The adoption of AASB 5, Non-Current Assets Held for Sale and Discontinued Operations, AASB 116, Property, Plant and Equipment, and AASB 140, Investment Property have not had a material impact on the recognition and measurement of these assets. There have been some disclosure changes in relation to investment property and assets classified as held for sale. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The Group measures its property assets (land and buildings) on a fair value measurement basis which is based upon independent market valuations.
Adjustments arising from revaluation are generally reflected in the Asset Revaluation Reserve, except to the extent they reverse a revaluation decrease of the same asset previously recognised in profit and loss. Gains or losses on disposals are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item. Realised amounts in the Asset Revaluation Reserve are transferred to the Capital Reserve.
Equipment is measured at cost less accumulated depreciation and provision for impairment, if any. Depreciation is calculated principally on a category basis at rates applicable to each category’s useful life using the straight-line method and treated as an operating expense charged to profit and loss. The amounts charged for the year are shown in Note 2 Profit.
Computer software is capitalised at cost and classified as Property, Plant and Equipment where it is deemed integral to the operation of associated hardware.
The useful lives of major depreciable asset categories are as follows:

Buildings

Shell	Maximum 30 years

Integral plant and equipment:

Carpets	10 years

All other (air-conditioning, lifts)	20 years

Non integral plant and equipment:

Fixtures and fittings	10 years

Leasehold improvements

Leasehold improvements	Lesser of unexpired lease term or
lives as above

Equipment

Security surveillance systems	7 years

Furniture	8 years

Office machinery	5 years

EFTPOS machines	3 years

Depreciation rates and methods underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.
No depreciation is charged on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.
Property, plant and equipment are periodically reviewed for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately through profit and loss to its recoverable amount.
Where the Group expects the carrying amount of assets held within property, plant and equipment to be recovered principally through a sale transaction in the short-term rather than through continuing use, these assets are classified as held for sale.
(ii) Change in accounting policy
Under AASB 116 Property, Plant and Equipment, property revaluations were previously recognised on a class of asset basis where increments and decrements are offset against each other when they relate to the same class of assets. Under AIFRS, net cumulative increments or decrements are determined at the level of each individual asset. This has led to revaluation amounts that were previously offset being allocated back to assets.
Investment properties and assets classified as held for sale previously included within property, plant and equipment have been split out and if material, are separately disclosed on the face of the Balance Sheet and in the notes to the Financial Statements. For further details refer to Note 1(q) and Note 1(r) on Investment property and assets classified as held for sale respectively.
Previously, realised amounts in the Asset Revaluation Reserve were transferred to the Capital Reserve, but are now transferred to Retained Profits.
The changes in disclosure have been applied from 1 July 2004.
(t) Intangibles
The adoption of AASB 138 Intangible Assets has had a substantial impact on the recognition, measurement and disclosure of intangibles. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Goodwill
Goodwill, representing the excess of purchase consideration plus incidental expenses over the fair value of the identifiable net assets at the time of acquisition of an entity, is capitalised and brought to account in the Balance Sheet.
Goodwill is reviewed annually for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill is allocated to cash-generating units or groups of units. A cash-generating unit is the smallest identifiable group of assets that generate independent cash flows. Goodwill is allocated by the Group to cash generating units or groups of units based on how goodwill is monitored by management.
An impairment loss is recognised for a cash-generating unit if the recoverable amount of the unit/group of units is less than the carrying amount of the unit/group of units. The recoverable amount of the cash-generating units is calculated as the fair value less costs to sell, measured using readily available market data and assumptions. Impairment losses on goodwill are not subsequently reversed.
Commonwealth Bank of Australia Form 20-F 2006       107

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Gains and losses on the disposal of an entity are net of the carrying amount of the goodwill relating to the entity.
Under AASB 138, the acquired component of any excess of the net market value over net assets of the Group’s life insurance controlled entities is classified as goodwill.
Computer software costs
Where computer software costs are not integrally related to associated hardware, the Group recognises them as an intangible asset where they are clearly identifiable, can be reliably measured and it is probable they will lead to future economic benefits that the Group controls.
The Group carries capitalised software assets at cost less amortisation and any impairment losses.
These assets are amortised over their estimated useful lives on a straight-line basis which is usually 2 1/2 years. Software maintenance costs continue to be expensed as incurred.
Any impairment loss is recognised in the profit and loss when incurred.
Other Intangibles
Other intangibles comprise acquired management fee rights and customer lists where they are clearly identifiable, can be reliably measured and where it is probable they will lead to future economic benefits that the Group controls.
The Group carries capitalised management fee rights and customer lists at cost less amortisation and any impairment losses. These assets are either deemed to have indefinite lives and assessed annually for impairment, or are amortised over their estimated useful lives on a straight-line basis over ten years.
Any impairment loss is recognised in the profit and loss when incurred.
(ii) Change in accounting policy
Under AASB 138, goodwill is no longer required to be amortised, but is subject to an annual impairment test, or more frequent tests if events or changes in circumstances indicate that it might be impaired. On transition, goodwill is included on the basis of its deemed cost as at 1 July 2004 which represents the carrying amount recorded under previous AGAAP.
The AIFRS standards have not been applied retrospectively to business combinations that occurred prior to 1 July 2004 in preparing the Group’s opening AIFRS Balance Sheet at 1 July 2005. The only adjustment made to goodwill has been the recognition of other separately identifiable intangible assets for capitalised management fee rights and customer lists.
Computer software costs were previously included in Other assets, but have either been reclassified to intangible assets or property, plant and equipment.
Under AASB 138 the asset representing the excess of the net market value over net assets of the Group’s life insurance controlled entities can no longer be recognised in full. The acquired component has been reclassified to goodwill and the write off of the internally generated component has been reflected on transition at 1 July 2004 against the General Reserve. For further details, refer to Note 1(hh) Life Insurance Business.
(u) Other Assets
The adoption of AASB 132, AASB 138 and AASB 1038 Life Insurance Contracts, has resulted in the reclassification of derivative assets, computer software costs and the asset representing the excess of the net market value of net assets of the Group’s life insurance controlled entities. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Other assets include all other financial assets and include interest, fees and other unrealised income receivable, and securities sold not delivered. These assets are recorded at the cash value to be realised when settled.
The net surpluses or deficits that arise within defined benefit superannuation plans are recognised and disclosed separately in other assets and bills payable and other liabilities. As the bank carries a net surplus, no funding of the Australian defined benefit superannuation plan is required, therefore the related expense has been treated as a non cash item.
(ii) Change in accounting policy
Capitalised computer software costs have been reclassified to Intangible assets. Trading derivatives have been reclassified to Derivative assets.
Under AASB 138 the asset representing the excess of the net market value over net assets of the Group’s life insurance controlled entities can no longer be recognised in full.
The acquired component has been reclassified to goodwill and the write off of the internally generated component has been reflected on transition at 1 July 2004 against the General Reserve. For further details, refer to Note 1(hh) Life Insurance Business.
Under AASB 119, the surplus within the defined benefit superannuation plan has been recognised and disclosed within other assets. The change in measurement has been applied retrospectively from 1 July 2004.
(v) Deposits from Customers
The adoption of AASB 132 and AASB 139 has not had a substantial impact on deposits and other public borrowings. The changes relate to measurement and recognition. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Deposits and other public borrowings includes certificates of deposits, term deposits, savings deposits, cheque and other demand deposits, debentures and other funds raised publicly by borrowing corporations. They are brought to account at fair value including directly attributable transaction costs at inception. Deposits and other public borrowings are subsequently stated at amortised cost. Interest and yield related fees are taken to profit and loss based on the effective interest method when incurred.
Where the Group has hedged the deposits with derivative instruments, hedge accounting rules are applied (refer to Note 1(ff) Derivative financial instruments).
108     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(ii) Change in accounting policy
Interest and yield related fees are taken to profit and loss based on the effective interest method when incurred, whereas previously interest was taken to profit and loss on an accrual basis when incurred. There has been no substantial change in the carrying value of deposits and other public borrowings as a result of this change.
The change has been applied from 1 July 2005.
(w) Payables to other financial institutions
The adoption of AASB 132 and AASB 139 has not had a substantial impact on payables to other financial institutions. The changes relate to measurement and recognition. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Payables to other financial institutions include deposits, vostro balances and settlement account balances due to other banks. They are brought to account at fair value including directly attributable transaction costs at inception.
Payables to other financial institutions are subsequently recognised at amortised cost. Interest and yield related fees are taken to profit and loss using the effective interest method when incurred.
Where the Group has stated the payables to other financial institutions at fair value through the Income Statement, the changes in fair value are reported in profit and loss (refer Note 1 (x) Liabilities at Fair Value through Income Statement).
(ii) Change in accounting policy
Interest and yield related fees are taken to profit and loss based on the effective interest method, whereas previously interest was taken to profit and loss on an accrual basis. There has been no substantial change in the carrying value of Payables to other financial institutions as a result of this change.
The liabilities are measured at fair value plus directly attributable transaction costs at inception. They are subsequently measured at amortised cost. They were previously carried at the gross value of the outstanding balance. The change has been applied from 1 July 2005.
(x) Liabilities at fair value through Income Statement
“Liabilities at fair value through Income Statement” is a new class of financial liabilities under AASB 139. There is a substantial change in the recognition, measurement and disclosure of these liabilities. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The Group designates certain liabilities as at fair value through Income Statement on origination where those liabilities are managed on a fair value basis. Changes in the fair value of liabilities through the Income Statement are reported in profit and loss. For quoted liabilities, quoted offer prices are used to measure fair value. Quoted mid prices are used to measure liabilities at fair value through Income Statement with offsetting risk positions in a portfolio at fair value. For non-market quoted liabilities, fair values have been determined using valuation techniques.
(ii) Change in accounting policy
Under AASB 139, certain financial liabilities that were predominantly disclosed as deposits from customers and debt issues at amortised cost under previous AGAAP, are now reclassified to liabilities at fair value through Income Statement. The change in measurement has been applied from 1 July 2005.
(y) Income taxes
The adoption of AASB 112 Income Taxes and UIG 1052 Tax Consolidation Accounting has had an impact on the measurement and disclosure of income taxes of the tax-consolidated Group, and thus, of various members of the Group. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Income tax on the profit and loss for the period comprises current and deferred tax.
Income tax is recognised in profit and loss, except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the Balance Sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the Balance Sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.
A deferred tax asset is recognised only to the extent it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
The Commonwealth Bank of Australia elected to be taxed as a single entity under the tax consolidation system with effect from 1 July 2002.
The Bank has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime. In addition to the Bank electing to be taxed as a single entity under the tax consolidation regime, the measurement and disclosure of deferred tax assets and liabilities has been performed in accordance with the principles in AASB 112, and on a modified stand alone basis under UIG 1052.
Any current tax liabilities/assets (after the elimination of intra-group transactions) and deferred tax assets arising from unused tax losses assumed by the Bank from the subsidiaries in the tax consolidated group are recognised in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Bank as an equity contribution to or distribution from the subsidiary.
Commonwealth Bank of Australia Form 20-F 2006       109

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
The Bank recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.
Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the Bank only.
The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts.
(ii) Change in accounting policy
A “Balance Sheet” approach to tax-effect accounting is followed under AIFRS, replacing the previous “liability method”. This approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. Also, unused tax losses are now recognised as deferred tax assets to the extent that it is probable that future taxable profits will be available, whereas previously the tax losses had to be virtually certain of being utilised. As at 1 July 2004 these changes in approach did not result in any material adjustment to Shareholders’ Equity other than as a result of other AIFRS transition adjustments.
In addition, deferred tax assets and liabilities are now separately disclosed on the face of the Balance Sheet. Additional disclosures have been provided in the notes to the Financial Statements.
(z) Employee benefits
The adoption of AASB 119 Employee Benefits and AASB 2 Share-based Payments, have had a substantial impact on the recognition, measurement, and disclosure of net surpluses and/or deficits of defined benefit superannuation plans. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Annual leave
The provision for annual leave represents the current outstanding liability to employees at Balance Sheet date.
Long service leave
The provision for long service leave is discounted to the present value, is subject to actuarial review and is maintained at a level that accords with actuarial advice.
Other employee benefits
The provision for other employee entitlements represents liabilities for staff housing loan benefits, a subsidy to a registered health fund with respect to retired employees and current employees, and employee incentives under employee share plans and bonus schemes.
The level of these provisions has been determined in accordance with the requirements of AASB 119.
Under AASB 2 Share-based Payments, the Group engages in equity settled share-based compensation in respect of services received from certain of its employees. The fair value of the share-based compensation is calculated at grant date and amortised to profit and loss against the Equity Compensation Reserve over the vesting period, subject to service and performance conditions being met.
When allocating share-based payments, the Bank purchases shares on market and recognises them at cost as a deduction from Share Capital (Treasury Shares). On settlement the shares are issued and recognised against the Equity Compensation Reserve.
Defined benefit superannuation plan
The Group currently sponsors two defined benefit superannuation plans for its employees. The assets and liabilities of these plans are legally held in separate trustee-administered funds. They are calculated separately for each plan by assessing the fair value of plan assets and deducting the amount of future benefit that employees have earned in return for their service in current and prior periods discounted to present value. The discount rate is the yield at Balance Sheet date on government securities which have terms to maturity approximating to the terms of the related liability. The defined benefit superannuation plan surpluses and/or deficits are calculated by fund actuaries. Contributions to all superannuation plans are made in accordance with the rules of the plans. As the Australian plan is in surplus, no funding is currently necessary.
Actuarial gains and losses related to defined benefit superannuation plans are directly recorded in Retained Profits. The net surpluses or deficits that arise within defined benefit superannuation plans are recognised and disclosed separately in Other assets and Bills payable and other liabilities.
Defined contribution superannuation plan
The Group sponsors a number of defined contribution superannuation plans. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The Group recognises contributions due in respect of the accounting period in the profit and loss. Any contributions unpaid at the Balance Sheet date are included as a liability.
Superannuation plan expense
Under AIFRS, an additional non-cash expense is recognised reflecting the accrual accounting charge to profit and loss associated with defined benefit superannuation plans.
(ii) Change in accounting policy
The Group sponsors two defined benefit superannuation plans on behalf of its employees. Previously, the net surpluses and/or deficits of these plans were not included in the Financial Statements.
Under AASB 119, the surpluses or deficits that arise within defined benefit superannuation plans are recognised and disclosed separately in Other assets and Bills payable and other liabilities. From 1 July 2004, the actuarial gains and losses relating to defined benefit superannuation plans are recorded in Retained profits. On transition to AIFRS, the comparative period beginning 1 July 2004 recorded an opening Retained profits adjustment where an additional non-cash expense is recognised reflecting the accrual accounting charge to profit and loss associated with defined benefit superannuation plans.
Under previous AGAAP, the Bank accrued all share-based compensation on a cost basis and amortised it to expense over the vesting period where there were performance hurdles to be met. Shares in the Bank were purchased by a Trust when the shares were granted and held until they vested to the employee. Under AASB 2, AASB 119 and AASB 132 the fair value of the share-based compensation is calculated at grant date and amortised to the profit and loss over the vesting period, subject to service and performance conditions being met.
110     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Shares in the Bank held by the Trust are consolidated, reclassified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital.
(aa) Provisions
The adoption of AASB 137 Provisions, Contingent Liabilities and Contingent Assets has not had any material impact on provisions.
(i) Current accounting policy
A provision is recognised in the Balance Sheet when the Group has a legal or constructive obligation as a result of a past event, and where it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
Provision for dividend
A provision for dividend payable is recognised when dividends are declared by the Directors.
Provisions for restructuring
Provisions for restructuring are brought to account where there is a detailed formal plan for restructure and a demonstrated commitment to that plan.
Provision for ‘Which new Bank’ costs
On 19 September 2003, the Group launched its “Which new Bank” customer service vision. This was a three year program and involved the Bank in additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. Such expenses provided for principally comprised redundancies and process improvements.
Provision for self-insurance
The provision for self-insurance covers certain non-lending losses and non-transferred insurance risks. Actuarial reviews are carried out at regular intervals with provisioning effected in accordance with actuarial advice.
(bb) Debt issues
The adoption of AASB 127, AASB 139 and UIG 112 has had a substantial impact on the recognition and measurement of debt issues.
Additional entities have been consolidated into the Group, refer to Note 1(c) Consolidation, which has resulted in recognition of additional debt issues.
Where the Group has designated debt instruments at fair value through Income Statement, the changes in fair value are reported in profit and loss (refer to Note 1(x)) Liabilities at fair value through Income Statement.
Certain debt issues are designated within fair value hedging relationships and as a result the debt has been measured at fair value for the risk that has been hedged.
For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes. Commercial paper, floating, fixed and structured debt issues are recorded at cost or amortised cost using the effective interest method. Premiums, discounts and associated issue expenses are recognised using the effective interest method through profit and loss from the date of issue to ensure that securities attain their redemption values by maturity date.
Interest is charged against profit and loss using the effective interest method when incurred. Any profits or losses arising from redemption prior to maturity are taken to profit and loss in the period in which they are realised.
Hedging
The Group hedges interest rate and foreign currency risk on certain debt issues. When hedge accounting is applied to fixed rate debt issues, the carrying values are adjusted for changes in fair value related to the hedged risks rather than carried at amortised cost. Refer to Note 1(ff) Derivative financial instruments.
(ii) Change in accounting policy
Premiums, discounts and associated issue expenses are recognised using the effective interest method through profit and loss from the date of issue to ensure securities attain their redemption values by maturity date.
Under previous AGAAP, these items were recognised on an accrual basis through the profit and loss.
The requirement to separate embedded derivatives from debt issues is new under AASB 139. The change has been applied from 1 July 2005.
Debt issued by entities used to securitise assets of the Group, and certain asset-backed conduit entities, are consolidated under AIFRS. This results in material gross-ups of debt issues and the related interest expense (assets and related income are similarly grossed up). This change has been applied retrospectively from 1 July 2004.
(cc) Bills payable and other liabilities
The adoption of AASB 119, AASB 127, AASB 139 and UIG 112 has not had a substantial impact on Bills payable and other liabilities. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Bills payable and other liabilities includes interest, fees, defined benefit superannuation plan deficit, other unrealised expenses payable and securities purchased not delivered.
The superannuation plan deficit is recorded in line with Note 1(z) Employee benefits while the remaining liabilities are recorded at amortised cost using the effective interest method.
Commonwealth Bank of Australia Form 20-F 2006       111

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Where the group has stated bills payable and other liabilities at fair value through Income Statement, the changes in fair value are reported in profit and loss (refer to Note 1(x) Liabilities at fair value through Income Statement).
(ii) Change in accounting policy
Additional entities have been consolidated into the Group, refer to Note 1(c) Consolidation. These changes have resulted in a reduction of bills payable and other liabilities due to inter-company eliminations.
Market revaluation of trading derivatives previously recorded in bills payable and other liabilities have been reclassified to derivative financial instruments from 1 July 2005.
Under AASB 119, the deficit within one defined benefit superannuation plan has been recognised and disclosed in Bills payable and other liabilities. The change in measurement has been applied retrospectively from 1 July 2004.
(dd) Loan capital
The adoption of AASB 132 and AASB 139 has had a substantial impact on the disclosure and measurement of loan capital. Certain hybrid financial instruments of the Group previously classified as equity instruments have now been classified as loan capital. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Loan capital is debt issued by the Group with terms and conditions, such as being undated or subordinated, which qualify the debt issue for inclusion as capital under APRA Prudential Standards. Loan capital debt issues are initially recorded at fair value plus transaction costs that are directly attributable to the loan capital debt issue. After initial recognition the loan capital debt issue is measured at amortised cost using the effective interest method.
Interest inclusive of premiums, discounts and associated issue expenses are recognised using the effective interest method over the expected life of the instrument through the profit and loss each year from the date of issue so that they attain their redemption values by maturity date. Any profits or losses arising from redemption prior to expected maturity are taken to the profit and loss in the period in which they are realised.
(ii) Change in accounting policy
From 1 July 2005, under AASB 132, certain hybrid financial instruments of the Group which were previously classified as equity with the associated distributions reported as dividends paid, are now classified as loan capital and the associated distributions reported as interest expense.
Interest, inclusive of premiums, discounts and associated issue expenses are amortised through profit and loss each year using the effective interest method.
Previously, they were taken to profit and loss on a straight line basis when incurred.
(ee) Shareholders’ Equity
The adoption of AASB 132 has had a substantial impact on the recognition and disclosure of Shareholders’ Equity. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Ordinary share capital is the amount of paid up capital from the issue of ordinary shares.
Under AASB 132, Treasury Shares are deducted from Ordinary share capital. Gains or losses on the reissue of Treasury Shares are recognised in Shareholders’ Equity within Retained Profits.
Other contributed capital represents the movement between the acquisition and reissue price of Treasury Shares.
The General Reserve is derived from revenue profits and is available for dividend payments except for undistributable profits in respect of the Group’s life insurance businesses.
The Capital Reserve was derived from capital profits and is available for dividend payments.
A General Reserve for Credit Loss has been appropriated from Retained Profits to comply with APRA’s proposed prudential requirements.
(ii) Change in accounting policy
From 1 July 2004, under AASB 132 Treasury Shares are deducted from ordinary share capital. The gain or loss on reissue of Treasury Shares is recognised in Retained Profits. The minority interests in controlled unit trusts of the life insurance companies no longer qualify as equity. As a result, the Group has, on adoption of AIFRS, reclassified outside equity interests in life insurance statutory funds and other funds as liabilities.
From 1 July 2005 certain hybrid financial instruments previously recorded in Shareholders’ Equity have been reclassified as Loan capital.
(ff) Derivative financial instruments
The adoption of AASB 132 and 139 has had a substantial impact on the recognition, measurement and disclosure of derivative financial instruments. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The Group has a significant volume of derivative financial instruments that include foreign exchange contracts, forward rate agreements, futures, options and interest rate, currency, equity and credit swaps.
Derivative financial instruments are used as part of the Group’s trading activities and to hedge certain assets and liabilities. All derivatives that do not meet the hedging criteria under AASB 139 are classified as derivatives held for trading, or as other derivatives.
112     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
The Group initially recognises derivative financial instruments in the Balance Sheet at the fair value of consideration given or received. They are subsequently remeasured to fair value based on quoted market prices, or broker or dealer price quotations. Non market quoted instruments are valued using valuation techniques based on market conditions and risks existing at Balance Sheet date. A positive revaluation amount of a contract is reported as an asset and a negative revaluation amount of a contract as a liability.
Changes in fair value of derivatives are reflected in the profit and loss immediately as they occur unless designated within a cash flow hedging relationship.
Derivative financial instruments utilised for hedging relationships
The Group uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. Hedge accounting can be applied subject to certain rules for fair value hedges, cash flow hedges and hedges of foreign operations. Cash flow and fair value hedges are the predominant hedges applied by the Group. Swaps are the major financial instruments used in the Bank’s hedging arrangements.
Swaps
Interest rate swap receipts and payments are accrued to profit and loss using the effective interest method as interest of the hedged item or class of items being hedged over the term for which the swap is effective as a hedge of that designated item.
Similarly with cross currency swaps, interest rate receipts and payments are brought to account on the same basis outlined in the previous paragraph. In addition, the initial principal flows are revalued to market at the current market exchange rate with revaluation gains and losses taken to profit and loss against revaluation losses and gains of the underlying hedged item or class of items.
Fair value hedges
For fair value hedges, the change in fair value of the hedging derivative, and the hedged risk of the hedged item, is recognised immediately in the Income Statement within other operating income. If the fair value hedge relationship is terminated for reasons other than the derecognition of the hedged item, fair value hedge accounting ceases and, in the case of an interest bearing item, the fair value adjustment of the hedged item is amortised to profit and loss over the remaining term of the original hedge. If the hedged item is derecognised the unamortised fair value adjustment is recognised immediately in profit and loss.
Cash flow hedges
A fair valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognised initially in Shareholders’ Equity within the cash flow hedge reserve. Amounts in the cash flow hedge reserve are transferred to profit and loss when the cash flows on the hedged item are recognised in profit and loss. Gains and losses resulting from cash flow hedge ineffectiveness are recorded immediately in profit and loss.
A fair valuation gain or loss represents the amount by which changes in the fair value of the expected cash flow of the hedging derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.
Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in profit and loss. If for reasons other than the derecognition of the hedged item, cash flow hedge accounting ceases, the cumulative gains or losses are amortised over the remaining term of the original hedge.
Embedded derivatives
A derivative may be embedded within a host contract. If the host contract is not already carried at fair value with changes in fair value reported in profit and loss, and where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value.
(ii) Change in accounting policy
The adoption of AASB 132 and AASB 139 has had a substantial impact on the recognition, measurement and disclosure of derivative financial instruments. The changes are summarised below:
Derivative assets and derivative liabilities are recognised at fair value and disclosed separately on the face of the Balance Sheet.
The Group complies with new hedge accounting rules which include the use of predominantly fair value or cash flow hedges, the designation of hedging relationships and the documentation of these relationships.
Embedded derivatives are now required to be identified, separated and fair valued provided they are not closely related to their host contract.
(gg) Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued
The adoption of AASB 132 and AASB 139 has had a substantial change in the disclosure, recognition, measurement and presentation of certain financial liabilities which were previously treated as contingent liabilities. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised, but are disclosed unless they are remote.
Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities, and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.
Financial guarantee contracts are initially recognised in the Financial Statements at fair value on the date that the guarantee was given.
Commonwealth Bank of Australia Form 20-F 2006       113

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Subsequent to initial recognition, the Bank’s liabilities under such guarantees are measured at the higher of the initial measurement amount, less amortisation calculated to recognise in the profit and loss the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the Balance Sheet date.
Any increase in the liability relating to guarantees is taken to profit and loss. Any liability remaining is recognised in profit and loss when the guarantee is discharged, cancelled or expires.
(ii) Change in accounting policy
Under AGAAP, credit related instruments (other than credit derivatives) were treated as contingent liabilities and these were not shown on the Balance Sheet unless, and until, the Group was called upon to make a payment under the instrument.
Fees received for providing these instruments were taken to profit over the life of the instrument and reflected in fees and commissions receivable.
Under AIFRS, the Group recognises financial guarantee contracts as financial liabilities, initially at fair value through profit and loss and subsequently at the higher of the initial measurement amount, less amortisation calculated to recognise in the profit and loss the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the Balance Sheet date.
(hh) Life Insurance Business
The adoption of AASB 4 Insurance Contracts and AASB 1038 Life Insurance Contracts has impacted on the measurement, recognition and disclosure of the life insurance business.
Under AASB 4, life insurance contracts are accounted for in accordance with AASB 1038 (which is largely consistent with previous AGAAP except there is a change in determination of discount rates) while investment contracts are accounted for as financial instruments with a separate management services element in accordance with AASB 139 and AASB 118. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The Group’s life insurance business is comprised of insurance contracts and investment contracts as defined by AASB 4.
Insurance contracts are accounted for in accordance with the requirements of AASB 1038. Investment contracts are accounted for in accordance with AASB 118, 139 and 1038. Details are set out below.
All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policyholders or to shareholders.
All assets backing insurance liabilities are classified as assets at fair value through Income Statement. They are brought to account at fair value based on quoted bid prices or using appropriate valuation techniques.
Life insurance contract liabilities are measured at the net present value of future receipts from and payments to policyholders using a risk free discount rate (or expected fund earning rate where benefits are contractually linked to the asset performance), and are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.04: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.
Life investment contract liabilities are measured at fair value in accordance with AASB 139 as liabilities with changes in fair value taken to the Income Statement.
Returns on all investments controlled by life insurance entities within the Group are recognised as revenues. Investments in the Group’s own equity instruments held within the life insurance statutory funds and other funds are treated as Treasury Shares in accordance with Note 1(ee) Shareholders’ Equity.
Initial entry fee income on investment contracts issued by life insurance entities is recognised up front where the Group provides financial advice. Other entry fees are deferred and recognised over the life of the underlying investment contract.
Participating benefits vested in relation to the financial year, other than transfers from unvested policyholder benefits liabilities, are recognised as expenses.
Reinsurance contracts entered into are recognised on a gross basis.
Premiums and Claims
Premiums and claims are separated on a product basis into their revenue, expense and change in liability components unless the separation is not practicable or the components cannot be reliably measured.
(i) Life insurance contracts
Premiums received for providing services and bearing risks are recognised as revenue. Premiums with a regular due date are recognised as revenue on a due and receivables basis. Premiums with no due date are recognised on a cash received basis. Insurance contract claims are recognised as an expense when a liability has been established.
(ii) Investment contracts
Premiums received include the fee portion of the premium recognised as revenue over the period the underlying service is provided and the deposit portion recognised as an increase in investment contract liabilities. Premiums with no due date are recognised on a cash received basis. Fees earned for managing the funds invested are recognised as revenue. Claims under investment contracts represent withdrawals of investment deposits and are recognised as a reduction in investment contract liabilities.
114     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Life Insurance Liabilities and Profit
Life insurance contract policy liabilities are calculated in a way that allows for the systematic release of planned profit margins as services are provided to policyowners and the revenues relating to those services are received. Selected profit carriers including premiums and anticipated policy payments are used to determine profit recognition.
Investment assets are held in excess of those required to meet life insurance contract and investment contract liabilities. Investment earnings are directly influenced by market conditions and as such this component of profit will vary from year to year.
Participating Policies
Life insurance contract policy liabilities attributable to participating policies include the value of future planned shareholder profit margins and an allowance for future supportable bonuses.
The value of supportable bonuses and planned shareholder profit margins account for all profit on participating policies based on best estimate assumptions.
Under the Margin on Services profit recognition methodology, the value of supportable bonuses and the shareholder profit margin relating to a reporting year will emerge as planned profits in that year.
Life Insurance Contract Acquisition Costs
Acquisition costs for life insurance contracts include the fixed and variable costs of acquiring new business. These costs are effectively deferred through the determination of life insurance contract liabilities at the balance date to the extent that they are deemed recoverable from the expected future profits of an amount equivalent to the deferred cost.
Deferred acquisition costs are amortised over the expected life of the life insurance contract.
Life Investment Contract Acquisition Costs
Acquisition costs for investment contracts include the variable costs of acquiring new business. However, the deferral of investment contract acquisition costs is limited by the application of AASB 118 to the extent that only incremental transaction costs (for example commissions and volume bonuses) are deferred. The investment contract liability calculated in accordance with AASB 139 is no less than the contract surrender value.
Managed Fund Units on Issue – held by minority unitholders
The life insurance statutory funds and other funds include controlling interests in trusts and companies, and the total amounts of each underlying asset, liability, revenue and expense of the controlled entities are recognised in the consolidated Financial Statements.
When a controlled unit trust is consolidated, the share of the unit holder liability attributable to the Bank is eliminated but amounts due to external unit holders remain as liabilities in the consolidated Balance Sheet. The share of the net assets of controlled companies attributable to minority unit holders is disclosed separately on the Balance Sheet. In the Income Statement, the net profit or loss of the controlled entities relating to minority interests is removed before arriving at the net profit or loss attributable to members of the Bank.
(ii) Change in accounting policy
The changes in the accounting policy for the life insurance business, apply retrospectively from 1 July 2004 and the remainder on 1 July 2005.
The following are changes which have been applied retrospectively from 1 July 2004:
(a) Under AASB 1038, the asset representing the excess of the net market value over net assets of the Bank’s life insurance controlled entities is no longer recognised in full. As a result, the Group has ceased to recognise any movement in this asset. The internally generated component has been written off against the General Reserve; and the acquired component has been reclassified as goodwill within the Balance Sheet and subjected to an annual impairment test. For further details on goodwill, refer to Note 1(t) Intangibles.
(b) Under previous AGAAP, direct investments in the Group’s own equity securities by the Group’s life insurance statutory funds were recognised in the Balance Sheet at market value. Under AASB 127 these assets have been reclassified as Treasury Shares, and accounted for as a deduction from ordinary share capital. For further details, refer to Note 1(ee) Shareholders’ Equity.
The following are changes which have been applied from 1 July 2005:
(a) AASB 1038 requires income from investment contracts sold by life insurance businesses to be shown separately from income from insurance contracts sold by insurance companies. Insurance contracts are accounted for in accordance with the requirements of AASB 1038, and investment contracts are accounted for in accordance with AASB 118, 139 and 1038.
(b) Under AIFRS, the actuarial calculation of insurance contract liabilities is affected by a change in the determination of the discount rate applied for some contracts.
(c) Certain acquisition costs related to investment contracts which were deferred under previous AGAAP can no longer be deferred under AIFRS.
(d) On transition to AIFRS, the minority interests in controlled unit trusts of the life insurance companies no longer qualify as equity. As a result, the Group has, on adoption of AIFRS, reclassified outside equity interests in life insurance statutory funds and other funds as liabilities.
Commonwealth Bank of Australia Form 20-F 2006       115

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(e) Initial entry fee income on investment contracts issued by life insurance entities is recognised up front where the Group provides financial advice. Other entry fees are deferred over the life of the underlying investment contract.
(f) AASB 1038 requires separate disclosure of investment contract and insurance contract liabilities.
(ii) Asset Securitisation
The adoption of AASB 127, 132, 139 and UIG 112 has had a substantial impact on the recognition of asset securitisation. However, there is no material change in disclosure and measurement of asset securitisations. For further details, refer to the change in accounting policy below.
(i) Current accounting policy
The Group conducts an asset securitisation program through which it packages and sells assets as securities to investors. The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met. Therefore the Group is considered to hold the majority of the residual risks and benefits within the entities through which asset securitisation is conducted and therefore consolidates these entities.
Additional entities have been consolidated into the Group, refer to Note 1(c) Consolidation. These changes have resulted in recognition of material additional individual asset, liability and profit and loss line items of the Group.
The liabilities associated with the asset securitisation entities and related issue costs are accounted for on an amortised cost basis using the effective interest method. Interest rate swaps and liquidity facilities are provided at arm’s length to the program by the Group in accordance with APRA Prudential Guidelines.
Derivatives return the risks and rewards of ownership of the securitised assets to the Bank and consequently the Bank cannot derecognise these assets. An imputed liability is recognised inclusive of the derivative and any related fees.
For further details on the treatment of the securitisation entities, refer to Note 1(c) Consolidation.
(ii) Change in accounting policy
AIFRS requires the consolidation of certain asset securitisation entities that were not consolidated under previous AGAAP. AIFRS also requires the recognition by the Bank of assets and liabilities that were not recognised under the previous AGAAP. This has resulted in the gross up of the entities’ assets and liabilities recorded within the Balance Sheet. The changes have been applied from 1 July 2004.
(jj) Fiduciary activities
(i) Current accounting policy
There is no change in accounting policy.
The Bank and designated controlled entities act as Responsible Entity, Trustee and/or Manager for a number of Wholesale, Superannuation and Investment Funds, Trusts and Approved Deposit Funds.
The assets and liabilities of these Trusts and Funds are not included in the consolidated Financial Statements as the Group does not have direct or indirect control of the Trusts and Funds as defined by AASB 1024. Commissions and fees earned in respect of the activities are included in the Income Statement of the Group.
(kk) Comparative figures
Where necessary, comparative figures have been adjusted to conform with changes in presentation in these Financial Statements.
Comparative figures have been prepared in accordance with AIFRS as outlined in Note 1(a) and (b) except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation, AASB 139 Financial Instruments: Recognition and Measurement, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. These standards have not been applied against comparative information in line with the exemption provided by AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards.
The Group has continued to apply its previous AGAAP in preparing the comparative information within the scope of the above standards.
(ll) Roundings
The amounts contained in this report and the Financial Statements are presented in Australian Dollars and have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).
(mm) Critical Accounting Policies and Estimates
These Notes to the Financial Statements contain a summary of the Group’s significant accounting policies. Certain of these policies are considered to be more important in the determination of the Group’s financial position, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by a Committee of the Board.
These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and market valuations of life insurance controlled entities and determining whether certain entities should be consolidated. An explanation of these policies and the related judgements and estimates involved is set out below.
Provisions for Impairment
Provisions for impairment are raised where there is objective evidence of impairment and at an amount adequate to cover assessed credit related losses.
Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.
116     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Individually Assessed Provisions
Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.
Individually assessed provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken and are measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
Individually Assessed provisions (in bulk) are also made against statistically managed segments to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against credit risks identified in specific segments in the credit risk rated portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.
Individually assessed provisions are provided for from the collective provision.
Collective Provision
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment.
The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The evaluation process is subject to a series of estimates and judgements.
In the credit risk rated segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.
In the statistically managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered.
In addition management considers overall indicators of portfolio performance, quality and economic conditions.
Changes in these estimates could have a direct impact on the level of provision determined.
The amount required to bring the collective provision to the level assessed is taken to profit and loss as set out in Note 15.
Life Insurance Policyholder Liabilities
Life insurance policyholder liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions. (1)
The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:
•	Business assumptions including:
•	Amount, timing and duration of claims/policy payments;

•	Policy lapse rates; and

•	Acquisition and long term maintenance expense levels;
•	Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and

•	Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.
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
Additional information on the accounting policy is set out in Note 1(hh) Life Insurance Business, and Note 38 Life Insurance Business details the key actuarial assumptions.
Consolidation of Special Purpose Entities
The Group assesses whether a special purpose entity should be consolidated based on the risks and rewards of each entity and whether the majority pass to the Group. Such assessments are predominately required in the context of the Group’s securitisation program and structured transactions.
International Financial Reporting Standards
On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards (“AIFRS”). This is in line with the conversion deadline set out by the Financial Reporting Council of Australia.
Descriptions of the key AIFRS issues are set out in Note 1 (nn) of the Financial Statements.
(nn) Explanation of transition to Australian equivalents to IFRS
As stated in Note 1(a), these Financial Statements are prepared in accordance with Australian equivalents to IFRS (AIFRS).
As required by AASB 1, the accounting policies set out in Note 1 have been applied in preparing the Financial Statements for the year ended 30 June 2006, the comparative information presented in these Financial Statements for the year ended 30 June 2005 and in the preparation of an opening Australian equivalents to IFRS Balance Sheet at 1 July 2004 (the Group’s date of transition).
As noted in Note 1(b) and 1(kk) comparative figures and the opening Australian equivalents to IFRS Balance Sheet at 1 July 2004 have been prepared in accordance with AIFRS as outlined in Note 1(a) and 1(b) except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation, AASB 139 Financial Instruments: Recognition and Measurement, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts.

(1)	The measurement basis is outlined in Note 1 (hh)
Commonwealth Bank of Australia Form 20-F 2006       117

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
These standards have not been applied against comparative information in line with the exemption provided by AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards.
In preparing its opening AIFRS Balance Sheet, the Group has adjusted amounts reported previously in Financial Statements prepared in accordance with the previous AGAAP basis of accounting.
An explanation of how the transition from previous GAAP to AIFRS has affected the Group and the Bank’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.
Explanation of AIFRS Transition Adjustments
In the following reconciliations, AIFRS impacts have been shown as Reclassifications, Gross-ups and Re-measurements. The major impacts are as follows:
(i) Reclassifications
Relates to the reclassification of various assets and liabilities in line with AIFRS disclosure requirements.
Significant items reclassified for periods prior to 1 July 2005 included:
•	Investment properties reclassified from Property, Plant and Equipment to a separate line on the face of the Balance Sheet (refer note 1 (q));

•	Capitalised computer software reclassified from Other assets to Intangible assets – computer software costs (refer note 1 (t));

•	The acquired portion of excess market value over net assets is reclassified from Other assets to Intangible assets – goodwill (refer note 1 (t)); and

•	Separation and reclassification of deferred tax assets and tax liabilities (refer note 1 (y)).
Additional items reclassified with effect from 1 July 2005 include:
•	Derivative assets and liabilities reclassified from Other assets and Other liabilities to separate lines on the face of the Balance Sheet (refer note 1 (ff));

•	Insurance and trading assets reclassified to Assets at fair value through Income Statement (refer note 1 (i));

•	Investment securities predominately reclassified to Available-for-sale investments (refer note 1 (j));

•	Some Deposits from customers and Debt issues reclassified to Liabilities at fair value through Income Statement (refer note 1 (x));

•	Reclassification of minority interests in Insurance Statutory funds and other funds to liabilities (refer note 1 (hh)); and

•	Reclassification of preference share capital and other equity instruments from Shareholders’ Equity to loan capital (refer note 1 (dd)).
There is no net impact on net assets, Shareholders’ Equity nor net profit.
(ii) Gross-up
Impact of the consolidation of certain special purpose vehicles related to the securitisation of Bank assets, and certain other customer asset securitisations. On transition to AIFRS, consolidation of these vehicles has the effect of grossing up individual asset, liability and profit and loss line items. This has no net impact on net assets, Shareholders’ Equity nor net profit.
(iii) Re-measurements
Relates to AIFRS transition adjustments which involve a change in the measurement basis relative to previous AGAAP. Affected line items are explained by reference to the relevant accounting policy note. Material impacts are further explained in the tables on page 123 to 126 and 131 to 134, and referenced to the re-measure column of the following AIFRS transition tables.
118     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)

(nn) Effect of Transition to Australian Equivalents of IFRS

Balance Sheet Reconciliation

	Group
	1 July 2004
					Transition Adjustments
	Policy		AGAAP	Reclass	Gross-up	Re-Measure		Total	AIFRS
	Note (1)		Group $M	$M	$M	$M	(2)	$M	Group $M

Assets
Cash and liquid assets	(f	)	6,453	168	153	—		321	6,774
Receivables from other financial institutions	(g	)	8,369	(130)	—	—		(130)	8,239
Assets at fair value through Income Statement:
Trading	(i	)	14,896	—	3	—		3	14,899
Insurance	(i),(hh)		28,942	(16)	—	(301)	A	(317)	28,625
Investment securities			11,447	—	531	—		531	11,978
Loans, advances and other receivables	(l),(m),(n)		189,391	—	7,605	24		7,629	197,020
Bank acceptances of customers	(o	)	15,019	—	—	—		—	15,019
Deposits with regulatory authorities	(g	)	38	(38)	—	—		(38)	—
Investment property	(q	)	—	252	—	—		252	252
Property, plant and equipment	(s	)	1,204	(228)	—	31		(197)	1,007
Investment in associates	(c	)	239	—	—	—		—	239
Intangible assets	(t	)	4,705	2,836	—	—		2,836	7,541
Deferred tax assets	(y	)	—	564	—	23	H	587	587
Other assets	(u	)	25,292	(3,408)	(17)	(2,512)	I	(5,937)	19,355

Total Assets			305,995	—	8,275	(2,735)		5,540	311,535

Liabilities

Deposits and other public borrowings	(v	)	163,177	—	24	—		24	163,201
Payables due to other financial institutions	(w	)	6,641	—	—	—		—	6,641
Bank acceptances	(o	)	15,019	—	—	—		—	15,019
Income tax liability	(y	)	811	(811)	—	—		(811)	—
Current tax liabilities	(y	)	—	426	—	—		426	426
Deferred tax liabilities	(y	)	—	385	—	188	L	573	573
Other provisions	(z),(aa	)	1,011	—	—	(85)	M	(85)	926
Insurance policy liabilities	(hh	)	24,638	—	—	—		—	24,638
Debt issues	(bb	)	44,042	—	8,732	—		8,732	52,774
Bills payable and other liabilities	(cc	)	19,140	—	(481)	77	P	(404)	18,736
Loan capital	(dd	)	6,631	—	—	—		—	6,631

Total Liabilities			281,110	—	8,275	180		8,455	289,565

Net Assets			24,885	—	—	(2,915)		(2,915)	21,970

Shareholders’ Equity

Share capital:
Ordinary share capital	(ee	)	13,359	—	—	(371)	R	(371)	12,988
Preference share capital			687	—	—	—		—	687
Other equity instruments			1,573	—	—	—		—	1,573
Reserves	(ee	)	3,946	492	—	(3,045)	S	(2,553)	1,393
Retained profits			2,840	(492)	—	501	T	9	2,849

Shareholders’ Equity attributable to members of the Bank			22,405	—	—	(2,915)		(2,915)	19,490

Minority interests:
Controlled entities			304	—	—	—		—	304
Insurance statutory funds and other funds	(hh	)	2,176	—	—	—		—	2,176

Total Shareholders’ Equity			24,885	—	—	(2,915)		(2,915)	21,970

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 123 to 126.
Commonwealth Bank of Australia Form 20-F 2006       119

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Balance Sheet Reconciliation

	Group
	30 June 2005
					Transition Adjustments
	Policy		AGAAP	Reclass	Gross-up	Re-Measure		Total	AIFRS
	Note (1)		Group $M	$M	$M	$M	(2)	$M	Group $M

Assets
Cash and liquid assets	(f	)	5,715	163	177	—		340	6,055
Receivables from other financial institutions	(g	)	6,205	(118)	—	—		(118)	6,087
Assets at fair value through Income Statement:
Trading	(i	)	14,628	—	3	—		3	14,631
Insurance	(i),(hh)		27,837	(16)	—	(337)	A	(353)	27,484
Investment securities			10,272	—	566	—		566	10,838
Loans, advances and other receivables	(l),(m),(n)		217,516	—	10,818	12		10,830	228,346
Bank acceptances of customers	(o	)	16,786	—	—	—		—	16,786
Deposits with regulatory authorities	(g	)	45	(45)	—	—		(45)	—
Investment property	(q	)	—	252	—	—		252	252
Property, plant and equipment	(s	)	1,344	(237)	—	25		(212)	1,132
Investment in associates	(c	)	52	—	—	—		—	52
Intangible assets	(t	)	4,394	2,941	—	321	G	3,262	7,656
Deferred tax assets	(y	)	—	627	—	24	H	651	651
Other assets	(u	)	24,241	(3,567)	(37)	(3,203)	I	(6,807)	17,434

Total Assets			329,035	—	11,527	(3,158)		8,369	337,404

Liabilities

Deposits and other public borrowings	(v	)	168,029	—	(3)	—		(3)	168,026
Payables due to other financial institutions	(w	)	8,023	—	—	—		—	8,023
Bank acceptances	(o	)	16,786	—	—	—		—	16,786
Income tax liability	(y	)	1,550	(1,550)	—	—		(1,550)	—
Current tax liabilities	(y	)	—	833	—	—		833	833
Deferred tax liabilities	(y	)	—	717	—	204	L	921	921
Other provisions	(z),(aa	)	895	—	—	(24)	M	(24)	871
Insurance policy liabilities	(hh)		24,694	—	—	—		—	24,694
Debt issues	(bb)		58,621	—	12,144	—		12,144	70,765
Bills payable and other liabilities	(cc)		18,086	—	(614)	79	P	(535)	17,551
Loan capital	(dd)		6,291	—	—	—		—	6,291

Total Liabilities			302,975	—	11,527	259		11,786	314,761

Net Assets			26,060	—	—	(3,417)		(3,417)	22,643

Shareholders’ Equity

Share capital:
Ordinary share capital	(ee)		13,871	—	—	(385)	R	(385)	13,486
Preference share capital			687	—	—	—		—	687
Other equity instruments			1,573	—	—	—		—	1,573
Reserves	(ee)		4,624	492	—	(3,851)	S	(3,359)	1,265
Retained profits			3,516	(492)	—	819	T	327	3,843

Shareholders’ Equity attributable to members of the Bank			24,271	—	—	(3,417)		(3,417)	20,854

Minority interests:
Controlled entities			631	—	—	—		—	631
Insurance statutory funds and other funds	(hh)		1,158	—	—	—		—	1,158

Total Shareholders’ Equity			26,060	—	—	(3,417)		(3,417)	22,643

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 123 to 126.
120     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Balance Sheet Reconciliation

	Group
	1 July 2005
						Transition Adjustments
	Policy		AGAAP	Reclass		Gross-up	Re-Measure		Total	AIFRS
	Note (1)		Group $M	$M		$M	$M	(2)	$M	Group $M

Assets
Cash and liquid assets	(f	)	5,715	163		177	—		340	6,055
Receivables from other financial institutions	(g	)	6,205	(627)		—	—		(627)	5,578
Assets at fair value through Income Statement:
Trading	(i	)	14,628	(436)		3	—		(433)	14,195
Insurance	(i),(hh	)	27,837	(16)		—	(352)	A	(368)	27,469
Other	(i	)	—	3,402		—	—		3,402	3,402
Derivative assets	(ff	)	—	12,096		—	(2,292)	B	9,804	9,804
Investment securities			10,272	(10,838)		566	—		(10,272)	—
Available-for-sale investments	(j	)	—	9,706		—	85	C	9,791	9,791
Loans, advances and other receivables	(l),(m),(n	)	217,516	(1,146)		10,818	574	D-F	10,246	227,762
Bank acceptances of customers	(o	)	16,786	—		—	—		—	16,786
Deposits with regulatory authorities	(g	)	45	(45)		—	—		(45)	—
Investment property	(q	)	—	252		—	—		252	252
Property, plant and equipment	(s	)	1,344	(238)		—	25		(213)	1,131
Investment in associates	(c	)	52	—		—	—		—	52
Intangible assets	(t	)	4,394	2,941		—	321	G	3,262	7,656
Deferred tax assets	(y	)	—	627		—	241	H	868	868
Other assets	(u	)	24,241	(16,165)		(37)	(3,670)	I	(19,872)	4,369

Total Assets			329,035	(324)		11,527	(5,068)		6,135	335,170

Liabilities

Deposits and other public borrowings	(v	)	168,029	(8,272)		(3)	66	J	(8,209)	159,820
Payables due to other financial institutions	(w	)	8,023	(16)		—	—		(16)	8,007
Liabilities at fair value through Income Statement	(x	)	—	12,437		—	—		12,437	12,437
Derivative liabilities	(ff	)	—	11,913		—	(609)	K	11,304	11,304
Bank acceptances	(o	)	16,786	—		—	—		—	16,786
Income tax liability	(y	)	1,550	(1,550)		—	—		(1,550)	—
Current tax liabilities	(y	)	—	833		—	—		833	833
Deferred tax liabilities	(y	)	—	717		—	444	L	1,161	1,161
Other provisions	(z),(aa	)	895	16		—	(24)	M	(8)	887
Insurance policy liabilities	(hh	)	24,694	—		—	342	N	342	25,036
Debt issues	(bb	)	58,621	(4,240)		12,144	(1,046)	O	6,858	65,479
Managed fund units on issue	(hh	)	—	1,158		—	—		1,158	1,158
Bills payable and other liabilities	(cc	)	18,086	(12,162)		(614)	(282)	P	(13,058)	5,028
Loan capital	(dd	)	6,291	2,260		—	(194)	Q	2,066	8,357

Total Liabilities			302,975	3,094		11,527	(1,303)		13,318	316,293

Net Assets			26,060	(3,418)		—	(3,765)		(7,183)	18,877

Shareholders’ Equity

Share capital:
Ordinary share capital	(ee	)	13,871	—		—	(385)	R	(385)	13,486
Preference share capital			687	(687)		—	—		(687)	—
Other equity instruments			1,573	(1,573)		—	—		(1,573)	—
Reserves	(ee	)	4,624	802	(3)	—	(3,729)	S	(2,927)	1,697
Retained profits			3,516	(802	)(3)	—	349	T	(453)	3,063

Shareholders’ Equity attributable to members of the Bank			24,271	(2,260)		—	(3,765)		(6,025)	18,246

Minority interests:
Controlled entities			631	—		—	—		—	631
Insurance statutory funds and other funds	(hh	)	1,158	(1,158)		—	—		(1,158)	—

Total Shareholders’ Equity			26,060	(3,418)		—	(3,765)		(7,183)	18,877

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 123 to 126.

(3)	These estimates of AIFRS transition adjustments have been revised due to a change in functional currency. The details are discussed further in Note 32.
Commonwealth Bank of Australia Form 20-F 2006       121

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Income Statement Reconciliation

	Group
	Year Ended 30 June 2005
				Transition Adjustments
	Policy		AGAAP	Gross-up	Re-Measure		AIFRS	AIFRS
	Note (1)		Group $M	$M	$M	(2)	Transition $M	Group $M

Interest income	(m	)	16,194	598	(11)		587	16,781
Interest expense			10,228	527	—		527	10,755

Net interest income			5,966	71	(11)		60	6,026
Other operating income			2,915	(70)	—		(70)	2,845

Net banking operating income			8,881	1	(11)		(10)	8,871

Funds management income			1,261	—	(14)		(14)	1,247
Investment revenue	(hh	)	2,008	—	(52)	U	(52)	1,956
Claims and policyholder liability expense from insurance contracts			(1,871)	—	—		—	(1,871)

Net funds management and investment contract operating income			1,398	—	(66)		(66)	1,332

Premiums from insurance contracts			1,132	—	—		—	1,132
Investment revenue			1,186	—	—		—	1,186
Claims and policyholder liability expense from insurance contracts			(1,243)	—	—		—	(1,243)

Insurance margin on services operating income			1,075	—	—		—	1,075

Total net operating income			11,354	1	(77)		(76)	11,278

Bad debts expense			322	—	—		—	322
Operating expenses:
Comparable business			5,697	1	21		22	5,719
Which new Bank			150	—	—		—	150

Total operating expenses			5,847	1	21		22	5,869
Defined benefit superannuation plan expense	(z	)	—	—	(75)	V	(75)	(75)
Appraisal value uplift	(hh	)	778	—	(778)	W	(778)	—
Goodwill amortisation	(t	)	(325)	—	325	X	325	—

Profit before income tax			5,638	—	(626)		(626)	5,012
Income tax expense	(y	)	1,637	—	(35)		(35)	1,602

Profit after income tax			4,001	—	(591)		(591)	3,410
Minority interests			(10)	—	—		—	(10)

Net profit attributable to members of the Bank			3,991	—	(591)		(591)	3,400

Net profit after income tax comprises:
Net profit after income tax (“underlying basis”)			3,466	—	(46)		(46)	3,420
Shareholder investment returns			177	—	—		—	177
Which new Bank			(105)	—	—		—	(105)

Net profit after income tax (“cash basis”)			3,538	—	(46)		(46)	3,492

Defined benefit superannuation plan expense	(z	)	—	—	(53)		(53)	(53)
Treasury share valuation adjustment	(hh	)	—	—	(39)		(39)	(39)

Net profit after income tax (“statutory basis”) (1)			3,538	—	(138)		(138)	3,400

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 123 to 126.
122     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments
Group
AIFRS Balance Sheet Impacts

Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

A	Insurance assets at fair value through Income Statement (refer note 1 (i) and (hh))

	1 July 2004	(301)	The recognition of direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds as ‘Treasury Shares’ results in the reversal of the fair value of these shares from consolidated insurance assets while the cost of these shares is reversed from ordinary share capital (refer adjustment R). The associated insurance policyholder liability is not reversed, resulting in an accounting mismatch (see adjustment U).

	30 June 2005	(337)	As above.
	1 July 2005	(352)	As above, also includes impact of valuing assets held by life insurance using bid prices rather than mid prices (-$15m).

B	Derivative assets (refer note 1 (ff))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(2,292)	Principally relates to the elimination of internal swaps; and an adjustment to re-measure derivatives that were previously accrual accounted.

C	Available-for-sale investments (refer note 1 (j))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	85	Revaluation of available-for-sale (‘AFS’) investments from cost to fair value. AFS assets are principally comprised of those assets classified as investment securities under previous Australian GAAP, which were measured on a cost basis.

D	Loans, advances and other receivables – gross (refer note 1 (l))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	295	Principally relates to two adjustments: (1) re-measurement to fair value of loan assets designated within fair value hedging relationships. Such loan assets are initially measured on an amortised cost basis, and then adjusted to fair value to offset the mark-to-market movement on the associated fair value hedge derivative (+$399m); and (2) capitalisation of the net fee income integral to the yield of an originated loan results in the recognition of an unamortised deferred income balance (-$122m).

E	Loans, advances and other receivables — collective provision for impairment (refer note 1 (n))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	294	Reflects the difference between the previous Australian GAAP general provision for impairment and the AIFRS collective provision for impairment, net of reclassifications. Under AIFRS, collective provisions are recognised where there is objective evidence of impairment, and includes an estimate of losses which have been incurred but not reported as at Balance Sheet date.

F	Loans, advances and other receivables – individually assessed provisions for impairment (refer note 1 (n))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(15)	Reflects the difference between the previous Australian GAAP specific provision for impairment and the AIFRS individually assessed provisions. This difference relates to the impact of discounting of expected cash flows on recovery.

G	Intangible assets (refer note 1 (t))

	1 July 2004	—
	30 June 2005	321	Goodwill no longer amortised under AIFRS. Reflects the reversal of amortisation of goodwill for the year ended 30 June 2005.
	1 July 2005	321	As above.

Commonwealth Bank of Australia Form 20-F 2006     123

1

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments
Group
AIFRS Balance Sheet Impacts

Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

H	Deferred tax assets (refer note 1 (y))

	1 July 2004	23	Principally relates to the deferred tax asset recognised on the defined benefit superannuation plan deficit liability, under the AIFRS “Balance Sheet” approach to tax-effect accounting.
	30 June 2005	24	As above.
	1 July 2005	241	As above, and also includes deferred tax assets related to various AIFRS adjustments such as hedge accounting, loan impairment provisioning and revenue and expense recognition.

I	Other assets (refer note 1 (u))

	1 July 2004	(2,512)	Principally relates to two adjustments: (1) the reversal of internally generated appraisal value excess (-$3,123m); and (2) the recognition of the defined benefit superannuation plan surplus asset (+$633m). Refer to adjustments R and S.
	30 June 2005	(3,203)	As above, though adjustments become (1) (-$3,901m); and (2) (+$717m).
	1 July 2005	(3,670)	As above, also includes hedging impact of (-$473 m), which relates to the elimination of interest receivable on hedged derivatives.

J	Deposits from customers (refer note 1 (v))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	66	Represents the revaluation of deposits designated within fair value hedge relationships.

K	Derivative liabilities (refer note 1 (ff))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(609)	Principally relates to the elimination of internal swaps; initial recognition of embedded derivatives at fair value; and an adjustment to re-measure derivatives that were previously accrual accounted.

L	Deferred tax liabilities (refer note 1 (y))

	1 July 2004	188	Principally relates to the deferred tax liability recognised on the defined benefit superannuation plan surplus asset, under the AIFRS “Balance Sheet” approach to tax-effect accounting. Refer adjustment I above.
	30 June 2005	204	As above.
	1 July 2005	444	As above, and also includes deferred tax liabilities related to various AIFRS adjustments such as hedge accounting, re-measurement of available-for-sale assets, and revenue and expense recognition.

M	Other provisions (refer note 1 (z) and (aa))

	1 July 2004	(85)	Principally relates to the reversal of accrued liabilities in respect of employee share-based compensation. This is a one-off adjustment in the comparative period due to the discontinuance of the mandatory component of the Equity Participation Plan.
	30 June 2005	(24)	As above.
	1 July 2005	(24)	As above.

N	Insurance policyholder liabilities (refer note 1 (hh))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	342	Relates to measurement differences in the actuarial calculation of policyholder liabilities under AIFRS. Impact primarily driven by a change in the discount rates applied to some contracts, and the write off of deferred acquisition costs related to investment-style products of the Wealth Management business.

124      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments
Group
AIFRS Balance Sheet Impacts

Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

O	Debt issues (refer note 1 (bb))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(1,046)	Represents the revaluation of debt issues designated within fair value hedge relationships.

P	Bills payable and other liabilities (refer note 1 (cc))

	1 July 2004	77	Relates to the recognition of the defined benefit superannuation plan deficit liability.
	30 June 2005	79	As above.
	1 July 2005	(282)	As above, also includes impact of the elimination of interest payable on hedge derivatives.

Q	Loan capital (refer note 1 (dd))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(194)	Relates to the impact of fair value hedging and foreign currency re-translation of hybrid instrument reclassified from equity.

R	Ordinary share capital (refer note 1 (ee))

	1 July 2004	(371)	Relates to two adjustments: (1) recognition of direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds as ‘Treasury Shares’ results in the reversal of the cost of these shares from ordinary share capital (-$245m), being fair value of $301m less market value appreciation $46m (less $10m tax effect)); and (2) the consolidation of the Employee Share Scheme Trust, which holds shares in the Bank on behalf of employees, results in the reversal of the cost of these shares from ordinary share capital (-$126m).
	30 June 2005	(385)	As above, though adjustments become (1) (-$253m); and (2) (-$132m).
	1 July 2005	(385)	As above.

S	Reserves (refer note 1 (ee))

	1 July 2004	(3,045)	Principally relates to the reversal from general reserve of the internally generated appraisal value excess (-$3,123m).
	30 June 2005	(3,851)	As above (-$3,901m).
	1 July 2005	(3,729)	As above, also includes the impact of the recognition of available-for-sale revaluation reserve; cash flow hedge reserve; and the retranslation of certain hybrid financial instruments on reclassification from equity to loan capital.

T	Retained profits

	1 July 2004	501	Principally relates to three adjustments: (1) Recognition of the net after tax surplus on the Bank’s defined benefit superannuation plans (+$389m) comprising an opening surplus of (+$443m) less an opening deficit of (-$54m); (2) adjustment related to employee share-based compensation accounting under AIFRS (+$141m); and (3) the reversal of the cumulative market value appreciation on life insurance treasury shares (-$46m).
	30 June 2005	819	As above, though adjustments become (1) (+$447m); (2) (+$112m); and (3) (-$66m), together with (4) the reversal of goodwill amortisation for the full year (+$321m)
	1 July 2005	349	As above, also includes the impact of (1) the initial recognition of derivative financial instruments on initial application of hedge accounting and recognition of embedded derivatives (-$282m); (2) change in calculation of life insurance policy holder liabilities and DAC (-$260m); (3) revenue and expense recognition adjustments (-$167m); and (4) recalculation of loan impairment provisions (+$195m).

Commonwealth Bank of Australia Form 20-F 2006      125

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments
Group
AIFRS Income Statement Impacts

Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

U	Funds management investment revenue (refer note 1 (hh))

	30 June 2005	(52)	Relates to reversal of net gains on treasury shares held in the life insurance statutory funds.

V	Defined benefit superannuation plan expense (refer note 1 (hh))

	30 June 2005	(75)	Relates to the additional, non-cash expense item reflecting the accrual accounting charge to profit and loss associated with accounting for defined benefit superannuation plans.

W	Appraisal value uplift (refer note 1 (t))

	30 June 2005	(778)	Relates to the reversal of the appraisal value uplift on cessation of appraisal value accounting under AIFRS.

X	Goodwill amortisation (refer note 1 (t))

	30 June 2005	325	Relates to the reversal of goodwill amortisation under AIFRS.

126      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Balance Sheet Reconciliation

	Bank
	1 July 2004
	Transition Adjustments
	Policy	AGAAP	Reclass	Gross-up	Re-Measure		Total	AIFRS
Assets	Note(1)	Bank $M	$M	$M	$M (2)		$M	Bank $M

Cash and liquid assets		6,485	168		—		168	6,653
Receivables from other financial institutions		7,068	(164)	—	—		(164)	6,904
Assets at fair value through Income Statement:
Trading		12,877	—	—	—		—	12,877
Investment securities		6,626	—	—	—		—	6,626
Loans, advances, and other receivables		154,139	—	5,473	13		5,486	159,625
Bank acceptances of customers		15,160	—	—	—		—	15,160
Deposits with regulatory authorities		4	(4)	—	—		(4)	—
Shares in and loans to controlled entities		23,677	—	—	—		—	23,677
Investment property		—	—	—	—		—	—
Property, plant and equipment		722	—	—	30		30	752
Investment in associates		220	—	—	—		—	220
Intangible assets		2,522	78	—	—		78	2,600
Deferred tax assets		—	423	—	23	G	446	446
Other assets		18,849	(501)	96	611	H	206	19,055

Total Assets		248,349	—	5,569	677		6,246	254,595

Liabilities

Deposits and other public borrowings		142,469	—	—	—		—	142,469
Payables due to other financial institutions		6,611	—	—	—		—	6,611
Bank acceptances		15,160	—	—	—		—	15,160
Income tax liability		690	(690)	—	—		(690)	—
Due to controlled entities		14,176	—	5,468	—		5,468	19,644
Current tax liabilities		—	358	—	—		358	358
Deferred tax liabilities		—	332	—	197	K	529	529
Other provisions		832	—	—	(83)	L	(83)	749
Debt issues		24,449	—	—	—		—	24,449
Bills payable and other liabilities		17,888	—	101	80	N	181	18,069
Loan capital		7,338	—	—	—		—	7,338

Total Liabilities		229,613	—	5,569	194		5,763	235,376

Net Assets		18,736	—	—	483		483	19,219

Shareholders’ Equity

Share capital:
Ordinary share capital		13,359	—	—	(126	)P	(126)	13,233
Preference share capital		687	—	—	—		—	687
Other equity instruments		737	—	—	—		—	737
Reserves		2,148	(5)	—	80	Q	75	2,223
Retained profits		1,805	5	—	529	R	534	2,339

Shareholders’ Equity attributable to members of the Bank		18,736	—	—	483		483	19,219

Minority interests:
Controlled entities		—	—	—	—		—	—
Insurance statutory funds and other funds		—	—	—	—		—	—

Total Shareholders’ Equity		18,736	—	—	483		483	19,219

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 131 to 134.
Commonwealth Bank of Australia Form 20-F 2006      127

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Balance Sheet Reconciliation

	Bank
	30 June 2005
	Transition Adjustments
	Policy	AGAAP	Reclass	Gross-up	Re-Measure		Total	AIFRS
	Note(1)	Bank $M	$M	$M	$M	(2)	$M	Bank $M

Assets
Cash and liquid assets		5,574	162	—	—		162	5,736
Receivables from other financial institutions		6,133	(161)	—	—		(161)	5,972
Assets at fair value through Income Statement:
Trading		12,432	—	—	—		—	12,432
Investment securities		6,922	—	—	—		—	6,922
Loans, advances, and other receivables		174,140	—	9,783	2		9,785	183,925
Bank acceptances of customers		16,917	—	—	—		—	16,917
Deposits with regulatory authorities		1	(1)	—	—		(1)	—
Shares in and loans to controlled entities		29,161	—	—	—		—	29,161
Investment property		—	—	—	—		—	—
Property, plant and equipment		796	—	—	25		25	821
Investment in associates		12	—	—	—		—	12
Intangible assets		2,336	153	—	186	F	339	2,675
Deferred tax assets		—	577	—	22	G	599	599
Other assets		17,200	(727)	(7)	688	H	(46)	17,154

Total Assets		271,624	3	9,776	923		10,702	282,326

Liabilities

Deposits and other public borrowings		143,858	—	—	—		—	143,858
Payables due to other financial institutions		7,969	—	—	—		—	7,969
Bank acceptances		16,917	—	—	—		—	16,917
Income tax liability		1,421	(1,421)	—	—		(1,421)	—
Due to controlled entities		16,652	—	9,776	—		9,776	26,428
Current tax liabilities		—	764	—	—		764	764
Deferred tax liabilities		—	657	—	215	K	872	872
Other provisions		723	—	—	(20)	L	(20)	703
Debt issues		40,687	—	—	—		—	40,687
Bills payable and other liabilities		16,658	—	—	79	N	79	16,737
Loan capital		7,010	—	—	—		—	7,010

Total Liabilities		251,895	—	9,776	274		10,050	261,945

Net Assets		19,729	3	—	649		652	20,381

Shareholders’ Equity

Share capital:
Ordinary share capital		13,871	—	—	(132)	P	(132)	13,739
Preference share capital		687	—	—	—		—	687
Other equity instruments		737	—	—	—		—	737
Reserves		2,179	(2)	—	49	Q	47	2,226
Retained profits		2,255	5	—	732	R	737	2,992

Shareholders’ Equity attributable to members of the Bank		19,729	3	—	649		652	20,381

Minority interests:
Controlled entities		—	—	—	—		—	—
Insurance statutory funds and other funds		—	—	—	—		—	—

Total Shareholders’ Equity		19,729	3	—	649		652	20,381

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 131 to 134.
128      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Balance Sheet Reconciliation

	Bank
	1 July 2005
	Transition Adjustments
	Policy	AGAAP	Reclass	Gross-up	Re-Measure		Total	AIFRS
	Note(1)	Bank $M	$M	$M	$M	(2)	$M	Bank $M

Assets
Cash and liquid assets		5,574	162	—	—		162	5,736
Receivables from other financial institutions		6,133	(161)	—	—		(161)	5,972
Assets at fair value through Income Statement:
Trading		12,432	(101)	—	—		(101)	12,331
Other		—	324	—	—		324	324
Derivative assets		—	12,249	—	(2,691)	A	9,558	9,558
Investment securities		6,922	(6,922)	—	—		(6,922)	—
Available-for-sale investments		—	6,860	—	93	B	6,953	6,953
Loans, advances, and other receivables		174,140	50	9,783	169	C-E	10,002	184,142
Bank acceptances of customers		16,917	—	—	—		—	16,917
Deposits with regulatory authorities		1	(1)	—	—		(1)	—
Shares in and loans to controlled entities		29,161	—	—	68		68	29,229
Investment property		—	—	—	—		—	—
Property, plant and equipment		796	—	—	25		25	821
Investment in associates		12	—	—	—		—	12
Intangible assets		2,336	153	—	186	F	339	2,675
Deferred tax assets		—	577	—	154	G	731	731
Other assets		17,200	(13,025)	(7)	956	H	(12,076)	5,124

Total Assets		271,624	165	9,776	(1,040)		8,901	280,525

Liabilities

Deposits and other public borrowings		143,858	(1,580)	—	67	I	(1,513)	142,345
Payables due to other financial institutions		7,969	—	—	—		—	7,969
Liabilities at fair value through Income
Statement		—	1,580	—	—		1,580	1,580
Derivative liabilities		—	11,854	—	(937)	J	10,917	10,917
Bank acceptances		16,917	—	—	—		—	16,917
Income tax liability		1,421	(1,421)	—	—		(1,421)	—
Due to controlled entities		16,652	—	9,776	—		9,776	26,428
Current tax liabilities		—	764	—	—		764	764
Deferred tax liabilities		—	657	—	366	K	1,023	1,023
Other provisions		723	—	—	16	L	16	739
Debt issues		40,687	—	—	(996)	M	(996)	39,691
Managed funds units on issue		—	—	—	—		—	—
Bills payable and other liabilities		16,658	(11,842)	—	269	N	(11,573)	5,085
Loan capital		7,010	1,435	—	(186)	O	1,249	8,259

Total Liabilities		251,895	1,447	9,776	1,401		9,822	261,717

Net Assets		19,729	(1,282)	—	361		(921)	18,808

Shareholders’ Equity

Share capital:
Ordinary share capital		13,871	—	—	(132)	P	(132)	13,739
Preference share capital		687	(687)	—	—		(687)	—
Other equity instruments		737	(737)	—	—		(737)	—
Reserves		2,179	252	—	88	Q	340	2,519
Retained profits		2,255	(110)	—	405	R	295	2,550

Shareholders’ Equity attributable to members of the Bank		19,729	(1,282)	—	361		(921)	18,808

Minority interests:
Controlled entities		—	—	—	—		—	—
Insurance statutory funds and other funds		—	—	—	—		—	—

Total Shareholders’ Equity		19,729	(1,282)	—	361		(921)	18,808

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 131 to 134.
Commonwealth Bank of Australia Form 20-F 2006       129

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents of IFRS
Income Statement Reconciliation

	Bank
	Year Ended 30 June 2005
	Transition Adjustments
	Policy	AGAAP	Gross-up	Re-Measure		AIFRS	AIFRS
	Note(1)	Group $M	$M	$M		Transition $M	Bank $M

Interest income		13,404	289	(12)		277	13,681
Interest expense		(8,601)	(257)	—		(257)	(8,858)

Net interest income		4,803	32	(12)		20	4,823
Other operating income		4,023	(32)	—		(32)	3,991

Net banking operating income		8,826	—	(12)		(12)	8,814

Funds management income		—	—	—		—	—
Investment revenue		—	—	—		—	—
Claims and policyholder liability expense		—	—	—		—	—

Net funds management and investment contract operating income		—	—	—		—	—

Premiums from insurance contracts		—	—	—		—	—
Investment revenue		—	—	—		—	—
Claims and policyholder liability expense from insurance contracts		—	—	—		—	—

Insurance margin on services operating income		—	—	—		—	—

Total net operating income		8,826	—	(12)		(12)	8,814

Bad debts expense		(292)	—	—		—	(292)
Operating expenses:		—	—	—		—	—
Comparable business		(4,357)	—	(31)		(31)	(4,388)
Which new Bank		(150)	—	—		—	(150)

Total operating expenses		(4,507)	—	(31)		(31)	(4,538)
Defined benefit superannuation plan expense		—	—	(75)	S	(75)	(75)
Appraisal value uplift		—	—	—		—	—
Goodwill amortisation		(186)	—	186	T	186	—

Profit before income tax		3,841	—	68		68	3,909
Corporate tax expense		(920)	—	23		23	(897)

Profit after income tax		2,921	—	91		91	3,012
Minority interests		—	—	—		—	—

Net profit attributable to members of the Bank		2,921	—	91		91	3,012

(1)	References relate to key Accounting Policies as set out on pages 99 to 118.

(2)	References relate to explanations of the key AIFRS re-measure adjustments set out on pages 131 to 134.
130      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments

Bank
AIFRS Balance Sheet Impacts
Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

A	Derivative assets (refer note 1 (ff))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(2,691)	Principally relates to the recognition of internal swaps; and an adjustment to re-measure derivatives that were previously accrual accounted.

B	Available-for-sale investments (refer note 1 (j))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	93	Principally relates to the revaluation of available-for-sale (‘AFS’) investments from cost to fair value. AFS assets are principally comprised of those assets classified as investment securities under previous Australian GAAP, which were measured on a cost basis.

C	Loans, advances and other receivables — gross (refer note 1 (l))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(112)	Principally relates to two adjustments: (1) capitalisation of the net fee income integral to the yield of an originated loan results in the recognition of an unamortised deferred income balance (-$155m); and (2) re-measurement to fair value of loan assets designated within fair value hedging relationships. Such loan assets are initially measured on an amortised cost basis, and then adjusted to fair value to offset the mark-to-market movement on the associated fair value hedge derivative (+$37m).

D	Loans, advances and other receivables — collective provision for impairment (refer note 1 (n))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	302	Reflects the difference between the previous Australian GAAP general provision for impairment and the AIFRS collective provision for impairment, net of reclassifications. Under AIFRS, collective provisions are recognised where there is objective evidence of impairment, and includes an estimate of losses which have been incurred but not reported as at balance date.

E	Loans, advances and other receivables — individually assessed provisions for impairment (refer note 1 (n))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(21)	Reflects the difference between the previous Australian GAAP specific provision for impairment and the AIFRS individually assessed provisions. This difference relates to the impact of discounting of expected cash flows on recovery.

F	Intangible assets (refer note 1 (t))

	1 July 2004	—
	30 June 2005	186	Goodwill no longer amortised under AIFRS. Reflects the reversal of amortisation of goodwill for the full year ended 30 June 2005.
	1 July 2005	186	As above.

Commonwealth Bank of Australia Form 20-F 2006       131

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments

Bank
AIFRS Balance Sheet Impacts
Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

G	Deferred tax assets (refer note 1 (y))

	1 July 2004	23	Principally relates to the deferred tax asset recognised on the defined benefit superannuation plan deficit liability, under the AIFRS “Balance Sheet” approach to tax-effect accounting.

	30 June 2005	22	As above.
	1 July 2005	154	As above, and also includes deferred tax assets related to various AIFRS adjustments such as hedge accounting, loan impairment provisioning and revenue and expense recognition.

H	Other assets (refer note 1 (u))

	1 July 2004	611	Principally relates to the recognition of the defined benefit superannuation plan surplus asset (+$633m). Refer to adjustment S.

	30 June 2005	688	As above, though adjustment becomes +$717m.
	1 July 2005	956	As above, also includes hedging impact of +$261m, which relates to the elimination of interest receivable on hedged derivatives.

I	Deposits from customers (refer note 1 (v))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	67	Represents the revaluation of deposits designated within fair value hedge relationships.

J	Derivative liabilities (refer note 1 (ff))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(937)	Principally relates to the elimination of internal swaps; initial recognition of embedded derivatives at fair value; and an adjustment to re-measure derivatives that were previously accrual accounted.

K	Deferred tax liabilities (refer note 1 (y))

	1 July 2004	197	Principally relates to the deferred tax liability recognised on the defined benefit superannuation plan surplus asset, under the AIFRS “Balance Sheet” approach to tax-effect accounting. Refer adjustment H above.

	30 June 2005	215	As above.
	1 July 2005	366	As above, and also includes deferred tax liabilities related to various AIFRS adjustments such as hedge accounting, re-measurement of available-for-sale investments, and revenue and expense recognition.

L	Other provisions (refer note 1 (z) and (aa))

	1 July 2004	(83)	Principally relates to the reversal of accrued liabilities in respect of employee share-based compensation. This is a one-off adjustment in the comparative period due to the discontinuance of the mandatory component of the Equity Participation Plan.

	30 June 2005	(20)	As above.
	1 July 2005	16	As above.

132      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments

Bank
AIFRS Bank Balance Sheet Impacts
Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

M	Debt issues (refer note 1 (bb))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(996)	Represents the revaluation of debt issues designated within fair value hedge relationships.

N	Bills payable and other liabilities (refer note 1 (cc))

	1 July 2004	80	Principally relates to the recognition of the defined benefit superannuation plan deficit liability.

	30 June 2005	79	As above.
	1 July 2005	269	As above, also includes impact of the elimination of interest payable on hedge derivatives.

O	Loan capital (refer note 1 (dd))

	1 July 2004	—
	30 June 2005	—
	1 July 2005	(186)	Relates to the impact of fair value hedging and foreign currency re-translation of hybrid instruments reclassified from equity.

P	Ordinary share capital (refer note 1 (ee))

	1 July 2004	(126)	Relates to the consolidation of the Employee Share Scheme Trust, which holds shares in the Bank on behalf of employees, results in the reversal of the cost of these shares from ordinary share capital (-$126m).

	30 June 2005	(132)	As above, though adjustment becomes (-$132m).
	1 July 2005	(132)	As above.

Q	Reserves (refer note 1 (ee))

	1 July 2004	80	Principally relates to two adjustments: (1) recognition of a new employee compensation reserve for the accrual of employee expenses incurred by the Bank to be compensated through share based payments (+$47m); and (2) the recognition of the directors discount on property in the asset revaluation reserve (+$30m).

	30 June 2005	49	As above, though adjustment becomes (1) (+$23m); and (2) (+$25m).
	1 July 2005	88	As above, also includes the impact of the recognition of available-for-sale revaluation reserve; cash flow hedge reserve; and the retranslation of certain hybrid financial instruments on reclassification from equity to loan capital.

R	Retained profits

	1 July 2004	529	Principally relates to two adjustments: (1) Recognition of the net after tax surplus on the Bank’s defined benefit superannuation plans (+$389m) comprising an opening surplus of (+$443m) less an opening deficit of (-$54m); and (2) adjustment related to employee share-based compensation accounting under AIFRS (+$141m).

	30 June 2005	732	As above, though adjustments become (1) (+$447m); and (2) (+$112m), together with (3) the reversal of goodwill amortisation for the full year (+$186m)

	1 July 2005	405	As above, also includes the impact of (1) the initial recognition of derivative financial instruments on initial application of hedge accounting (-$105m); (2) revenue and expense recognition adjustments (-$108m); and (3) recalculation of loan impairment provisions (+$114m).

Commonwealth Bank of Australia Form 20-F 2006       133

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(nn) Effect of Transition to Australian Equivalents to IFRS
Explanation of AIFRS Re-measure Transition Adjustments

Bank
AIFRS Bank Income Statement Impacts
Re-measure
Adjustment
Reference	Transition Date	Adjustment $M	Explanation of material AIFRS re-measurements

S	Defined benefit superannuation plan expense (refer note 1 (hh))

	30 June 2005	(75)	Relates to the additional, non-cash expense item reflecting the accrual accounting charge to profit and loss associated with accounting for the defined benefit superannuation plans.

T	Goodwill amortisation (refer note 1 (t))

	30 June 2005	186	Relates to the reversal of goodwill amortisation under AIFRS.

Statements of Cash Flows
There are no material differences between the Statements of Cash Flows presented under AIFRS and the Statements of Cash Flows presented under former Australian GAAP.
134      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 2 Profit
Profit before income tax has been determined as follows:

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Interest Income
Loans	17,304	14,846	13,739	11,708
Other financial institutions	333	229	319	136
Cash and liquid assets	250	198	271	221
Assets at fair value through Income Statement	1,186	785	796	647
Available-for-sale investments	685	—	241	—
Investment securities	—	723	—	242
Controlled entities	—	—	661	727

Total Interest Income	19,758	16,781	16,027	13,681

Interest Expense
Deposits	7,388	7,063	6,663	5,543
Other financial institutions	475	257	433	255
Liabilities at fair value through Income Statement	971	—	371	—
Debt issues	3,795	3,084	2,398	2,201
Controlled entities	—	—	854	496
Loan capital	615	351	586	363

Total Interest Expense	13,244	10,755	11,305	8,858

Net Interest Income	6,514	6,026	4,722	4,823

Other Operating Income
Lending fees	800	733	714	722
Commission and other fees	1,635	1,545	1,330	1,286
Trading income (1)	505	440	498	381
Net gain/(loss) on disposal of non-trading instruments	45	(13)	31	(39)
Net hedging ineffectiveness	(79)	—	333	—
Dividends — Controlled entities	—	—	2,078	988
Dividends — Other	4	3	2	—
Net profit on sale of property, plant and equipment	4	4	(1)	4
Funds management and investment contract income	1,623	1,332	—	—
Insurance contracts income	1,113	1,075	—	—
Other	122	133	555	649

Total Other Operating Income	5,772	5,252	5,540	3,991

Total Net Operating Income	12,286	11,278	10,262	8,814

Bad Debts Expense
Collectively assessed impairment loss/(recovery)	398	322	380	292

Bad Debts Expense (Note 15)	398	322	380	292

(1)	Includes foreign exchange earnings of $237 million (2005: $169 million), trading securities earnings of $169 million (2005: $193 million) and Other Derivatives earnings of $99 million (2005: $80 million)
Commonwealth Bank of Australia Form 20-F 2006       135

Notes to the Financial Statements
Note 2 Profit (continued)

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Staff Expenses
Salaries and wages	2,419	2,274	1,872	1,758
Share based compensation	39	74	39	74
Superannuation contributions	8	7	(14)	(18)
Provisions for employee entitlements	66	67	59	59
Payroll tax	123	115	111	101
Fringe benefits tax	34	32	30	28
Other staff expenses	134	104	31	29

Comparable business	2,823	2,673	2,128	2,031
Which new Bank	—	50	—	50

Total Staff Expenses	2,823	2,723	2,128	2,081

Occupancy and Equipment Expenses
Operating lease rentals	338	331	284	266
Depreciation:
Buildings	22	21	21	20
Leasehold improvements	56	58	46	46
Equipment	64	63	38	29
Operating lease assets	9	8	—	—
Repairs and maintenance	73	71	67	64
Other	59	61	32	40

Comparable business	621	613	488	465
Which new Bank	—	13	—	13

Total Occupancy and Equipment Expenses	621	626	488	478

Information Technology Services
Projects and development	364	331	332	298
Data processing	227	248	200	221
Desktop	137	150	134	148
Communications	201	204	173	174
Amortisation of software assets	43	17	36	18
IT equipment depreciation	13	6	13	6

Comparable business	985	956	888	865
Which new Bank	—	52	—	52

Total Information Technology Services	985	1,008	888	917

Other Expenses
Postage	118	112	104	98
Stationery	98	108	74	79
Fees and commissions	636	614	406	402
Advertising, marketing and loyalty	307	288	249	234
Amortisation of other intangible assets (excluding software)	6	3	—	—
Non lending losses	116	103	110	103
Other	284	249	157	111

Comparable business	1,565	1,477	1,100	1,027
Which new Bank	—	35	—	35

Total Other Expenses	1,565	1,512	1,100	1,062

Comparable business	5,994	5,719	4,604	4,388
Which new Bank	—	150	—	150

Total Operating Expenses	5,994	5,869	4,604	4,538

Defined benefit superannuation plan expense	(35)	(75)	(35)	(75)

Profit before income tax	5,859	5,012	5,243	3,909

136      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 3 Income

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Banking
Interest income	19,758	16,781	16,027	13,681
Fees and commissions	2,435	2,278	2,044	2,008
Trading income	505	440	498	380
Gain/(loss) on disposal of non-trading instruments	45	(13)	31	—
Net hedging ineffectiveness	(79)	—	333	—
Dividends	4	3	2,080	988
Net gain/(loss) on sale of property, plant and equipment	4	4	(1)	4
Other income	122	132	555	615

	22,794	19,625	21,567	17,676

Funds Management, Investment and Insurance contracts
Funds management and investment contract income including premiums	1,589	1,247	—	—
Insurance contract premiums and related income	1,052	1,132	—	—
Investment income (1)	3,129	3,142	—	—

	5,770	5,521	—	—

Total income	28,564	25,146	21,567	17,676

(1)	Includes profit on sale of the Hong Kong insurance business of $145 million and goodwill impairment on Symetry investment of $21 million.
Commonwealth Bank of Australia Form 20-F 2006       137

Notes to the Financial Statements
Note 4 Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Bank together with the respective interest earned or paid and the average interest rate for each of the years ended 30 June 2006 and 30 June 2005. Averages used were predominately daily averages. Interest is accounted for based on product yield, while all trading gains and losses are disclosed as trading income within other banking income.
Where assets or liabilities are hedged, the amounts are shown net of the hedge, however individual items not separately hedged may be affected by movements in exchange rates.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities.
Non-accrual loans were included in interest earning assets under loans, advances and other receivables.
The official cash rate in Australia increased by 25 basis points during the year ended 30 June 2006, while rates in New Zealand increased by a total of 50 basis points during the year.

	2006			2005
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
Average Interest Earning Assets and Income	$M	$M	%	$M	$M	%

Cash and liquid assets
Australia	3,581	221	6.2	3,716	178	4.8
Overseas	908	29	3.2	1,077	20	1.9
Receivables due from other financial institutions
Australia	3,016	145	4.8	2,394	61	2.5
Overseas	4,007	188	4.7	3,791	168	4.4
Assets at fair value through Income Statement — Trading
Australia	12,161	725	6.0	11,535	603	5.2
Overseas	3,388	185	5.5	3,850	182	4.7
Assets at fair value through Income Statement — Other
Australia	355	22	6.2	—	—	—
Overseas	3,241	254	7.8	—	—	—
Investment securities
Australia	—	—	—	4,375	296	6.8
Overseas	—	—	—	8,538	427	5.0
Available-for-sale investments
Australia	5,010	349	7.0	—	—	—
Overseas	6,508	336	5.2	—	—	—
Loans, advances and other receivables
Australia	192,086	13,527	7.0	171,249	11,822	6.9
Overseas	40,537	3,012	7.4	34,183	2,427	7.1
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	9,623	338	3.5	5,793	92	1.6

Average interest earning assets and interest income including intragroup	284,421	19,331	6.8	250,501	16,276	6.5
Intragroup eliminations	(9,623)	(338)	3.5	(5,793)	(92)	1.6

Total average interest earning assets and interest income	274,798	18,993	6.9	244,708	16,184	6.6
Securitisation Home Loan Assets	10,887	765	7.0	8,568	597	7.0

Average Non-Interest Earning Assets

Bank acceptances
Australia	18,014			16,263
Overseas	—			—
Assets at fair value through Income Statement — Insurance
Australia	20,529			22,929
Overseas	3,468			4,542
Property, plant and equipment
Australia	978			893
Overseas	158			144
Other assets
Australia	20,699			23,822
Overseas	5,113			3,303
Provisions for impairment
Australia	(1,144)			(1,430)
Overseas	(86)			(142)

Total average non-interest earning assets	67,729			70,324

Total average assets	353,414			323,600

Percentage of total average assets applicable to overseas operations (%)	19. 0			18.3

138      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	2006			2005
	Average		Average	Average		Average
Average Interest Bearing Liabilities and	Balance	Interest	Rate	Balance	Interest	Rate
Loan Capital and Interest Expense	$M	$M	%	$M	$M	%

Time deposits
Australia	60,725	3,533	5.8	61,826	3,183	5.1
Overseas	15,732	935	5.9	17,716	1,356	7.7
Savings deposits
Australia	31,832	603	1.9	31,304	586	1.9
Overseas	2,597	119	4.6	2,927	119	4.1
Other demand deposits (1)
Australia	44,544	1,905	4.3	41,235	1,653	4.0
Overseas	4,637	293	6.3	4,859	166	3.4
Payables due to other financial institutions
Australia	1,982	119	6.0	1,707	50	2.9
Overseas	7,649	356	4.7	6,292	207	3.3
Liabilities at fair value through Income Statement
Australia	2,038	192	9.4	—	—	—
Overseas	13,266	779	5.9	—	—	—
Debt issues (1)
Australia	46,315	2,547	5.5	34,853	2,095	6.0
Overseas	14,603	577	4.0	16,540	462	2.8
Loan capital (1)
Australia	7,936	450	5.7	5,566	321	5.8
Overseas	1,244	165	13.3	772	30	3.9
Intragroup borrowings
Australia	9,623	338	3.5	5,793	92	1.6
Overseas	—	—	—	—	—	—

Average interest bearing liabilities and loan capital and interest expense including intragroup	264,723	12,911	4.9	231,390	10,320	4.5
Intragroup eliminations	(9,623)	(338)	3.5	(5,793)	(92)	1.6

Total average interest bearing liabilities and loan capital and interest expense	255,100	12,573	4.9	225,597	10,228	4.5
Securitisation Debt Issues	11,541	671	5.8	9,911	527	5.3

Non-Interest Bearing Liabilities

Deposits not bearing interest
Australia	5,797			5,512
Overseas	1,170			1,121
Liabilities on bank acceptances
Australia	18,014			16,263
Overseas	—			—
Insurance policy liabilities
Australia	20,731			20,732
Overseas	3,040			3,900
Other liabilities
Australia	11,476			14,607
Overseas	4,552			3,927

Total average non-interest bearing liabilities	64,780			66,062

Total average liabilities and loan capital	331,421			301,570

Shareholders’ Equity	21,993			22,030

Total average liabilities, loan capital and Shareholders’ Equity	353,414			323,600

Percentage of total average liabilities and Loan Capital applicable to overseas operations (%)	20.7			19.3

(1)	Comparison between reporting periods are impacted by hedge accounting.
Commonwealth Bank of Australia Form 20-F 2006       139

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	2006			2005
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	274,798	18,993	6. 91	244,708	16,184	6.61
Total interest bearing liabilities excluding securitisation	255,100	12,573	4. 93	225,597	10,228	4.53

Net interest income & interest spread (excluding securitisation)		6,420	1. 98		5,956	2.08

Benefit of free funds			0. 36			0.35

Net interest margin			2. 34			2.43

	2006	2005	Jun 06 vs
Reconciliation of Net Interest Margin	%	%	Jun 05%

Net margin as reported (1)	2. 34	2. 43	(9)bpts
AIFRS volatility (2)	0. 02	—	2bpts

Underlying net interest margin pro-forma basis	2. 36	2. 43	(7)bpts

(1)	Refer page 122 for a reconciliation of Net Interest Income (AIFRS to AGAAP equivalent).

(2)	Represents AIFRS impact (mainly hybrid distributions and hedge accounting).
Geographical analysis of key categories

Full Year Ended

	2006			2005
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
	$M	$M	%	$M	$M	%

Loans, Advances and Other Receivables
Australia	192,086	13,527	7. 04	171,249	11,822	6.90
Overseas	40,537	3,012	7. 43	34,183	2,427	7.10

Total	232,623	16,539	7. 11	205,432	14,249	6.94

Non Lending Interest Earning Assets
Australia	24,123	1,462	6. 06	22,020	1,138	5.17
Overseas	18,052	992	5. 50	17,256	797	4.62

Total	42,175	2,454	5. 82	39,276	1,935	4.93

Interest Bearing Deposits
Australia	137,101	6,041	4. 41	134,365	5,422	4.04
Overseas	22,966	1,347	5. 87	25,502	1,641	6.43

Total	160,067	7,388	4. 62	159,867	7,063	4.42

Other Interest Bearing Liabilities
Australia	58,271	3,308	5. 68	42,126	2,466	5.85
Overseas	36,762	1,877	5. 11	23,604	699	2.96

Total	95,033	5,185	5. 46	65,730	3,165	4.82

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans were included in interest earning assets under loans, advances and other receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation vehicles have been excluded. This has been done to more accurately reflect the Bank’s underlying net margin.

Year Ended
2006 vs 2005
Increase/(Decrease)
Change in Net Interest	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	718
Due to changes in interest margin	(254)

Change in net interest income	464

140      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	June 2006 vs June 2005
Changes in Net Interest Income:	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(7)	50	43
Overseas	(4)	13	9
Receivables due from other financial institutions
Australia	23	61	84
Overseas	10	10	20
Assets at fair value through Income Statement — Trading
Australia	35	87	122
Overseas	(24)	27	3
Assets at fair value through Income Statement — Other
Australia	11	11	22
Overseas	127	127	254
Investment securities
Australia	(148)	(148)	(296)
Overseas	(214)	(213)	(427)
Available-for-sale investments
Australia	174	175	349
Overseas	168	168	336
Loans, advances and other receivables
Australia	1,453	252	1,705
Overseas	462	123	585
Intragroup loans
Australia	—	—	—
Overseas	98	148	246

Changes in interest income including intragroup	2,255	800	3,055
Intragroup eliminations	(98)	(148)	(246)

Changes in interest income	2,035	774	2,809

Securitisation home loan assets	162	6	168

Interest Bearing Liabilities and Loan Capital
Time deposits
Australia	(60)	410	350
Overseas	(135)	(286)	(421)
Savings deposits
Australia	10	7	17
Overseas	(14)	14	—
Other demand deposits
Australia	137	115	252
Overseas	(11)	138	127
Payables due to other financial institutions
Australia	12	57	69
Overseas	54	95	149
Liabilities at fair value through income Statement
Australia	96	96	192
Overseas	390	389	779
Debt issues
Australia	660	(208)	452
Overseas	(65)	180	115
Loan capital
Australia	136	(7)	129
Overseas	40	95	135
Intragroup borrowings
Australia	98	148	246
Overseas	—	—	—

Changes in interest expense including intragroup	1,556	1,035	2,591
Intragroup eliminations	(98)	(148)	(246)

Changes in interest expense	1,396	949	2,345

Changes in net interest income	718	(254)	464

Securitisation debt issues	91	53	144

Commonwealth Bank of Australia Form 20-F 2006       141

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)
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

	2006	2005
Geographical analysis of key categories	%	%

Australia
Interest spread (1)	2.21	2.33
Benefit of net free liabilities, provisions and equity (2)	0.24	0.25

Australia interest margin (3)	2.45	2.58

Overseas
Interest spread (1)	0.97	1.03
Benefit of net free liabilities, provisions and equity (2)	0.67	0.68

Overseas interest margin (3)	1.64	1.71

Group
Interest spread (1)	1.98	2.08
Benefit of net free liabilities, provisions and equity (2)	0.36	0.35

Group interest margin (3)	2.34	2.43

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by net interest free liabilities and Shareholders’ Equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.
142      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 5 Income Tax Expense

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Profit from ordinary activities before Income Tax
Banking	4,594	4,057	5,278	3,984
Funds management	643	508	—	—
Insurance	657	522	—	—
Defined benefit superannuation plan expense	(35)	(75)	(35)	(75)

	5,859	5,012	5,243	3,909

Prima Facie Income Tax at 30%
Banking	1,378	1,217	1,584	1,195
Funds management	193	153	—	—
Insurance	197	157	—	—
Defined benefit superannuation plan expense	(11)	(23)	(11)	(23)

	1,757	1,504	1,573	1,172

Tax effect of expenses that are non-deductible/income non-assessable in determining taxable profit:

Current period
Taxation offsets and other dividend adjustments	(29)	(48)	(615)	(309)
Tax adjustment referable to policyholder income	232	160	—	—
Non assessable income — life insurance transitional fee relief	—	(30)	—	—
Non-assessable gains	(43)	—	—	—
Tax losses recognised	(35)	(9)	(14)	(2)
Other	3	25	32	36

	128	98	(597)	(275)

Prior periods
Other	15	—	—	—

Total income tax expense	1,900	1,602	976	897

Income Tax Attributable to Profit from ordinary activites
Banking	1,328	1,197	976	897
Funds management	139	88	—	—
Insurance	102	89	—	—

Corporate tax expense	1,569	1,374	976	897
Policyholder tax expense	331	228	—	—

Total income tax expense	1,900	1,602	976	897

	%	%	%	%

Effective Tax Rate
Total — corporate	28.4	28.7	18.6	22.9
Banking — corporate	29.1	30.1	18.6	22.9
Funds management — corporate	30.8	21.8	—	—
Insurance — corporate	19.7	22.4	—	—

	$M	$M	$M	$M

Recognised in the Income Statement Australia
Current tax expense	1,366	1,403	655	1,036
Deferred tax expense	382	(5)	318	(148)

Total Australia	1,748	1,398	973	888

Overseas
Current tax expenses	114	175	3	9
Deferred tax expense	38	29	—	—

Total Overseas	152	204	3	9

Total income tax expense	1,900	1,602	976	897

The share of associates’ income tax expense included in total income tax expense in Income Statement is $1 million for 2006 (2005: $2 million)
Commonwealth Bank of Australia Form 20-F 2006       143

Notes to the Financial Statements
Note 5 Income Tax Expense (continued)

	Group			Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

The significant temporary differences are as follows (1) :
Deferred tax assets arising from:
Provision for employee benefits	261	261	245	240
Provisions for Which new Bank	11	41	11	41
Provisions for impairment on loans, advances and other receivables	350	431	341	425
Other provisions not tax deductible until expense incurred	135	71	74	59
Recognised value of tax losses carried forward	9	—	9	—
Financial instruments	195	153	62	73
Other	297	133	209	182
Set off of tax	(608)	(439)	(559)	(421)

Total deferred tax assets	650	651	392	599
Intergroup deferred tax receivable (Note 22)	—	—	—	549

Deferred tax liabilities arising from:
Property asset revaluations	29	29	29	29
Lease financing	312	296	144	292
Defined benefit superannuation plan surplus	368	215	368	215
Intangible assets	10	11	—	—
Financial instruments	626	409	586	311
Other	599	400	72	446
Set off of tax	(608)	(439)	(559)	(421)

Total deferred tax liabilities (Note 26)	1,336	921	640	872
Intergroup deferred tax payable (Note 30)	—	—	—	60

Deferred tax assets opening balance:	651	564	599	423
1 July 2004 AIFRS Transitional Adjustment	—	23	—	23

Restated opening balance	651	587	599	446
Movement in temporary differences during the year:
Provisions for employee benefits	—	29	5	28
Provisions for Which new Bank	(30)	(11)	(30)	(11)
Provisions for impairment on loans, advances and other receivables	(81)	8	(84)	12
Other provisions not tax deductible until expense incurred	64	42	15	95
Tax value of loss carry-forwards utilised	9	—	9	—
Financial instruments	42	(50)	(11)	(58)
Other	164	(180)	27	(52)
Set off of tax	(169)	226	(138)	139

Deferred tax assets closing balance (1)	650	651	392	599

Deferred tax liabilities opening balance:	921	384	872	332
1 July 2004 AIFRS Transitional Adjustment	—	188	—	197

Restated opening balance	921	572	872	529
Movements in temporary differences during the year:
Property asset revaluations	—	29	—	29
Lease financing	16	(43)	(148)	(47)
Defined benefit superannuation plan surplus	153	25	153	25
Intangible assets	(1)	11	—	—
Financial instruments	217	(234)	275	(156)
Other	199	335	(374)	353
Set off of tax	(169)	226	(138)	139

Deferred tax liabilities closing balance (1) (Note 26)	1,336	921	640	872

(1)	Exchange differences on deferred foreign tax balances are taken to income to match the treatment of exchange differences on the underlying assets and liabilities.

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Deferred tax assets not taken to account (1)
Valuation allowance
Opening balance	159	170	79	94
Prior year adjustments	(40)	(33)	7	(33)
Benefits now taken to account	(35)	(9)	(14)	(2)
Benefits arising during the year not recognised	47	31	—	20

Closing balance	131	159	72	79

(1)	The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been taken to account in respect of the above items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits therefrom.
144       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 5 Income Tax Expense (continued)

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Expiration of carry-forward losses
At 30 June 2006 carry-forward losses expire as follows:
From one to two years	2	3	—	1
From two to four years	14	3	10	—
After four years	30	36	29	34
Losses that do not expire under current tax law	85	117	33	44

Total	131	159	72	79

Potential future income tax benefits of the company arising from:
•	Capital losses arising under the tax consolidations systems; and

•	Tax losses and timing differences in offshore centres have not been recognised as assets because recovery is not probable.
These benefits could amount to:
•	$72 million (2005: $44 million) in capital losses; and

•	$59 million (2005: $115 million) in offshore centres.
These potential tax benefits will only be obtained if:
•	The company derives future capital gains and assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;

•	The company continues to comply with the conditions for claiming capital losses and deductions imposed by tax legislation; and

•	No changes in tax legislation adversely affect the Company in realising the benefit from deductions for the losses.
Tax Consolidation
Tax consolidation legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as single entities for Australian tax purposes. The Commonwealth Bank of Australia has elected to be taxed as a single entity with effect from 1 July 2002.
New Zealand Subsidiaries
The Group guarantees cross currency swaps transacted by certain New Zealand subsidiaries. The New Zealand Inland Revenue department (“IRD”) is carrying out an industry-wide review of structured finance transactions. On 30 March 2005 and 30 March 2006, Group entities received Notices of Proposed Adjustments (“NOPAs”) from the IRD in respect of structured finance transactions for the years ended 30 June 2001 to 30 June 2004.
A NOPA is not an assessment of tax. It is the first step in New Zealand’s tax disputes process, under which the IRD formally advises a taxpayer that they are proposing to amend a tax assessment. Notices of assessment have now been received in relation to one of these transactions for the 2001 year. These assessments would result in a tax liability of $9 million if upheld (including tax effected use of money interest charges). No provision has been created for a tax liability as a result of the issued assessment.
The adjustments proposed by the IRD are for the 2002 to 2004 years and would result in an estimated potential tax liability of $95 million (inclusive of the $9 million from the assessment). If applied up to 30 June 2006, an additional $84 million would arise (including tax effected use of money interest charges).
Should NOPAs also be issued to Group entities for all similar transactions, and for all tax years from 2002 onward, the combined assessments and adjustments proposed by the IRD would result in a net potential tax liability covering all transactions of $208 million up to 30 June 2006 (including tax effected use of money interest charges).
The Group has taken extensive independent tax advice and is confident the tax treatment it has adopted for the transactions to which the NOPAs relate is correct. Accordingly, the Group has not created any provisions for tax liability as a result of the issue of the NOPAs.
Also, the New Zealand Commerce Commission has publicly notified it’s intention to take action against credit and debit card issuers for alleged misleading practices under the Fair Trading Act 1986 in relation to the disclosure of international currency conversion fees. The Group was served with proceedings on 5 April 2005 and 21 December 2005. No provisions have been made for potential liabilities.
Commonwealth Bank of Australia Form 20-F 2006       145

Notes to the Financial Statements
Note 6 Dividends

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Ordinary Shares
Interim ordinary dividend (fully franked) (2006: 94 cents, 2005: 85 cents)
Interim ordinary dividend paid — cash component only	992	883	992	883
Interim ordinary dividend paid — dividend reinvestment plan	219	200	219	200

Total dividends paid	1,211	1,083	1,211	1,083

Preference Shares (1)
Preference dividends paid (fully franked) (2005: 1,115 cents)	—	29	—	29
Provision for preference dividend	—	10	—	10

Other Equity Instruments (1)
Dividends paid	—	92	—	34

Total dividends provided for, reserved or paid	1,211	1,214	1,211	1,156

Other provision carried	6	4	6	4

Dividends proposed and not recognised as a liability (fully franked) (2006: 130 cents, 2005: 112 cents) (2)	1,668	1,434	1,668	1,434

Provision for dividends
Balance as at 1 July 2005	14	14	14	14
Provisions made during the year	2,646	2,437	2,646	2,437
Provisions used during the year	(2,645)	(2,437)	(2,645)	(2,437)
Provisions reversed during the year	(9)	—	(9)	—

Balance at 30 June 2006 (Note 27)	6	14	6	14

(1)	Reclassified to loan capital on adoption of AIFRS from 1 July 2005.

(2)	The 2005 final dividend was satisfied by cash disbursements of $1,173 million and the issue of $261 million of ordinary shares through the dividend reinvestment plan. The 2006 final dividend is expected to be satisfied by cash disbursements of $1,365 million and the estimated issue of $303 million of ordinary shares through the dividend reinvestment plan.
Dividend Franking Account
After fully franking the final dividend to be paid for the year ended 30 June 2006 the amount of credits available, at the 30% tax rate as at 30 June 2006 to frank dividends for subsequent financial years is $nil (2005: $194 million). This figure is based on the combined franking accounts of the Bank at 30 June 2006, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2006, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods.
The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. These calculations have been based on the taxation law as at 30 June 2006.
Dividend History

					Full Year		DRP
			Half-year	Full Year	Payout Ratio		Participation
	Cents Per		Payout Ratio(1)	Payout Ratio(1)	Cash Basis(2)	DRP	Rate (3)
Half Year Ended	Share	Date Paid	%	%	%	Price	%

31 December 2003	79	30/03/04	82. 7	—	—	31.61	18.8
30 June 2004	104	24/09/04	103. 8	93.5	73. 9	30.14	18.7
31 December 2004	85	31/03/05	65. 6	—	—	35.90	18.6
30 June 2005	112	23/09/05	88. 6	77.0	74. 9	37.19	18.2
31 December 2005	94	05/04/06	60. 6	—	—	43.89	18.1
30 June 2006	130	(4)	86. 5	73. 3	71. 0	—	—

(1)	Dividend Payout Ratio: dividends divided by statutory earnings.

(2)	Payout ratio based on net profit after tax before defined benefit superannuation plan expense and treasury shares mismatch. Includes Which new Bank expenses for the year ended 30 June 2005 and the profit on sale of CMG Asia for the year ended 30 June 2006.

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

(4)	Dividend expected to be paid on 5 October 2006.
146       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 7 Earnings Per Share

		Group
	2006	2005
	C	C

Earnings per Ordinary Share
Basic	308.2	259.6
Fully diluted	303.1	255.3

	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit after income tax	3,959	3,410
Less: Preference share dividends	—	(39)
Less: Other equity instrument dividends	—	(76)
Less: Other dividends — ASB preference shares	—	(16)
Less: Minority interests	(31)	(10)

Earnings used in calculation of basic earnings per share	3,928	3,269

Add: Profit impact of assumed conversions
Preference shares	—	23
Other equity instruments	—	67
Loan capital	100	—

Earnings used in calculation of fully diluted earnings per share	4,028	3,359

	Number of Shares
	2006	2005
	M	M

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of basic earnings per share	1,275	1,260
Effect of dilutive securities — share options and convertible loan capital instruments	54	56

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of fully diluted earnings per share	1,329	1,316

	C	C

Cash Basis Earnings Per Ordinary Share
Basic	315.9	264.8
Fully diluted	310.5	260.5

	$M	$M

Reconciliation of earnings used in the calculation of basic cash basis earnings per share
Earnings used in calculation of earnings per share (as above)	3,928	3,269
Add: Defined benefit superannuation plan expense after income tax	25	53
Add: Treasury shares mismatch after income tax	100	39

Earnings used in calculation of basic cash basis earnings per share	4,053	3,361

Add: Profit impact of assumed conversions
Preference shares	—	23
Other equity instruments	—	67
Loan capital	100	—

Earnings used in calculation of fully diluted cash basis earnings per share	4,153	3,451

	Number of Shares
	2006	2006
	M	M

Weighted average number of ordinary shares (net of treasury shares) used in calculation of basic cash basis earnings per share	1,283	1,269
Effect of dilutive securities — share options and convertible loan capital instruments	55	56

Weighted average number of ordinary shares (net of treasury shares) used in calculation of fully diluted cash basis earnings per share	1,338	1,325

Basic earnings per share amounts are calculated by dividing net profit for the year attributed to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amount are calculated by dividing net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable loan capital instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of diluted options and diluted convertible non-cumulative redeemable loan capital instruments).
Commonwealth Bank of Australia Form 20-F 2006       147

Notes to the Financial Statements
Note 8 Cash and Liquid Assets

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Australia
Notes, coins and cash at bankers	1,629	1,831	1,210	1,474
Money at short call	4	3	—	—
Securities purchased under agreements to resell	2,629	2,598	2,629	2,598
Bills received and remittances in transit	131	372	133	371

Total Australia	4,393	4,804	3,972	4,443

Overseas
Notes, coins and cash at bankers	74	68	4	5
Money at short call	356	307	210	45
Securities purchased under agreements to resell	308	876	633	1,243

Total Overseas	738	1,251	847	1,293

Total Cash and Liquid Assets	5,131	6,055	4,819	5,736

Note 9 Receivables from Other Financial Institutions

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Australia
Placements with and loans to other banks and financial institutions	3,191	3,573	3,700	4,000

Total Australia	3,191	3,573	3,700	4,000

Overseas
Deposits with regulatory authorities (1)	74	45	3	1
Other placements with and loans to other banks and financial institutions	3,842	2,469	3,761	1,971

Total Overseas	3,916	2,514	3,764	1,972

Total Receivables from Other Financial Institutions	7,107	6,087	7,464	5,972

(1)	These at call deposits are required by law for the Bank to operate in these regions.
148       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 10 Assets at Fair Value through Income Statement

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Trading	15,758	14,631	13,926	12,432
Insurance	24,437	27,484	—	—
Other	2,944	—	396	—

Total Assets at Fair Value through Income Statement	43,139	42,115	14,322	12,432

		Group			Bank
	2006	2005		2006	2005
Trading	$M	$M		$M	$M

Australia
Market Quoted:
Australian Public Securities Commonwealth and States	422	283		422	283
Local and semi-government	860	505		860	505
Bills of exchange	2,982	1,346		2,982	1,346
Certificates of deposit	5,031	5,980		5,031	5,977
Medium term notes	2,846	1,949		2,846	1,949
Other securities	43	196		24	181
Non-Market Quoted:
Commercial paper	648	767		800	878

Total Australia	12,832	11,026		12,965	11,119

Overseas
Market Quoted:
Government securities	361	358		220	248
Eurobonds	349	502		349	502
Certificates of deposit	1,408	1,559		—	—
Medium term notes	60	—		—	—
Floating rate notes	392	563		392	563
Commercial paper	82	367		—	—
Non-Market Quoted:
Commercial paper	138	6		—	—
Bills of exchange	135	240		—	—
Other securities	1	10		—	—

Total Overseas	2,926	3,605		961	1,313

Total Trading Assets	15,758	14,631		13,926	12,432

Thereof can be repledged or resold by counter party	1,192	n/a	(1)	1,192	n/a	(1)

(1)	No comparative balances are provided due to the exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.
Commonwealth Bank of Australia Form 20-F 2006       149

Notes to the Financial Statements

Note 10 Assets at Fair Value through Income Statement (continued)

	Investments	Investments
	Backing Life	Backing Life
	Risk	Investment
	Contracts	Contracts		Group
	2006	2006	2006	2005
Insurance	$M	$M	$M	$M

Equity Security Investments:
Direct	685	2,013	2,698	2,791
Indirect	1,156	5,725	6,881	6,467

Total Equity Security Investments	1,841	7,738	9,579	9,258

Debt Security Investments:
Direct	579	1,924	2,503	3,918
Indirect	2,598	5,497	8,095	8,116

Total Debt Security Investments	3,177	7,421	10,598	12,034

Property Investments:
Direct	182	313	495	3
Indirect	463	854	1,317	2,442

Total Property Investments	645	1,167	1,812	2,445

Other Assets	87	2,361	2,448	3,747

Total Life Insurance Investment Assets	5,750	18,687	24,437	27,484

Direct investments refer to positions held directly in the issuer of the investment. Indirect investments refer to investments that are held through unit trusts or similar investment vehicles.
Disclosure on Asset Restriction
Investments held in the Australian statutory funds may only be used within the restrictions imposed under the Life Insurance Act 1995.
The main restrictions are that assets in a fund may only be used to meet the liabilities and expenses of the fund, to acquire investments to further the business of the fund, or as distributions when solvency and capital adequacy requirements are met. Participating policyholders can receive a distribution when solvency requirements are met, whilst shareholders can only receive a distribution when the higher levels of capital adequacy requirements are met.
Participating policyholders can receive a distribution when solvency requirements are met, whilst shareholders can only receive a distribution when the higher levels of capital adequacy requirements are met.
All financial assets within the life statutory funds have been determined to back either life insurance or life investment contracts.
These investment assets held in the statutory funds are not available for use by the Commonwealth Bank’s operating businesses.
The Group also holds investments in the Colonial First State Property Trust Group and Colonial Mastertrust Wholesale funds (including Fixed Interest, Australian Shares, International Shares, Property Securities, Capital Stable, Balanced and Diversified Growth funds) through controlled life insurance entities, which have been designated as Assets at Fair Value through Income Statement instead of being accounted for under the equity accounting method.
Instead, these investments are brought to account at fair value at Balance Sheet date in compliance with the requirements of AASB 1038: Life Insurance Business.

	Group	Bank
	2006	2006
Other (1)	$M	$M

Fair value structured transactions	1,005	369
Receivables due from financial institutions	1,144	—
Term loans	616	—
Other lending	179	27

Total Other Financial Instruments	2,944	396

(1)	Under AIFRS, certain assets have been designated at fair value through Income Statement from 1 July 2005 as they are managed by the Group on a fair value basis.
150       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities
Derivative contracts
Each derivative is classified as either held for “Trading” purposes or for “Hedging” purposes. Derivatives classified as “Hedging” are transactions entered into in order to manage the risks arising from non traded assets, liabilities and commitments in Australia and offshore centres. Other derivatives are those held in relation to a portfolio designated at fair value through Income Statement.
Derivatives transacted for hedging purposes
The Group enters into other derivative transactions, which are designated and qualify as either fair value or cash flow hedges for recognised assets or liabilities or forecast transactions. It also enters into derivative transactions which provide economic hedges for risk exposures but do not meet the accounting requirements for hedge accounting treatment. As stated in Note 1 (ff) Derivative financial instruments, the Group uses Credit Default Swaps (CDSs) and equity swaps as economic hedges to manage credit risk in the asset portfolio and risks associated with both the capital investment in equities and the related yield respectively, but cannot apply hedge accounting to such positions. Gains or losses on these CDSs and equity swaps have therefore been recorded in trading income.
Derivatives designated and accounted for as hedging instruments
The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1 (ff) where terms used in the following sections are explained.
Fair value hedges
The Group’s fair value hedges principally consist of interest rate swaps, cross currency swaps and futures. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its fixed-rate interest bearing assets or liabilities that are due to interest rate or foreign exchange volatility.
For the year ended 30 June 2006, the Group recognised a net loss of $20 million (reported within other operating income in the Financial Statements), which represents the ineffective portion of fair value hedges.
As at 30 June 2006, the fair value of outstanding derivatives designated as fair value hedges was $594 million of assets and $2,741 million of liabilities.
Cash flow hedges
The Group uses interest rate swaps and cross currency swaps to minimise the variability in cash flows of interest-earning assets, interest-bearing liabilities or forecasted transactions caused by interest rate or foreign exchange fluctuations. For the year ended 30 June 2006 there has been no material gain or loss associated with ineffective portions of cash flow hedges.
Gains and losses on derivative contracts designated as cash flow hedges are initially recorded in Shareholders’ Equity but are reclassified to current period earnings when the hedged cash flows occur, as explained in Note 1 (ff) Derivative financial instruments. As at 30 June 2006, deferred net gains on derivative instruments designated as cash flow hedges accumulated in Shareholders’ Equity were $88 million. The amount recognised in Shareholders’ Equity at 30 June 2006, related to cash flows expected to occur within one month to approximately 30 years of the Balance Sheet date, with the main portion expected to occur within 3 years.
As at 30 June 2006, the fair value of outstanding derivatives designated as cash flow hedges was $537 million of assets and $193 million of liabilities. Amounts reclassified from gains/(losses) on cash flow hedging instruments recognised in equity to current period earnings due to discontinuation of hedge accounting were immaterial.
Commonwealth Bank of Australia Form 20-F 2006     151

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

	Group
			2006				2005
	Face Value	Fair Value	Fair Value	Face Value	Fair Value		Fair Value
		Asset	Liability		Asset		Liability
	$M	$M	$M	$M	$M		$M

Derivative Assets and Liabilities
Held for trading	972,789	8,257	(7,779)	645,203	12,145	(1)	(11,916	) (1)
Held for hedging	114,612	1,131	(2,934)	n/a	n/a		n/a
Other derivatives	31,646	287	(107)	n/a	n/a		n/a

Total recognised derivative assets and liabilities	1,119,047	9,675	(10,820)	n/a	n/a		n/a

Derivatives held for trading
Exchange rate related contracts:
Forward contracts	245,943	2,179	(2,067)	164,491	1,532		(1,686)
Swaps	104,942	2,735	(2,095)	85,978	6,602		(6,177)
Futures	8,063	15	—	25	1		—
Options purchased and sold	17,051	190	(193)	21,523	146		(191)

Total exchange rate related contracts	375,999	5,119	(4,355)	272,017	8,281		(8,054)

Interest rate related contracts:
Forward contracts	64,865	1	(2)	25,312	2		(2)
Swaps	404,493	2,443	(2,824)	273,456	3,727		(3,761)
Futures	83,075	3	(29)	44,362	10		(28)
Options purchased and sold	34,899	94	(119)	26,659	108		(50)

Total interest rate related contracts	587,332	2,541	(2,974)	369,789	3,847		(3,841)

Credit related contracts:
Swaps	3,073	6	(8)	3,002	4		(8)

Total credit related contracts	3,073	6	(8)	3,002	4		(8)

Equity related contracts:
Options purchased and sold	—	—	—	395	13		(13)

Total equity related contracts	—	—	—	395	13		(13)

Commodity related contracts:
Forward contracts	1,919	244	(190)	—	—		—
Swaps	2,944	299	(200)	—	—		—
Options purchased and sold	1,522	48	(52)	—	—		—

Total commodity related contracts	6,385	591	(442)	—	—		—

Total derivative assets/liabilities held for trading	972,789	8,257	(7,779)	645,203	12,145	(1)	(11,916	) (1)

(1)	The fair value of derivative assets and liabilities for 2005 has been included in Note 11 for comparative purposes only. For the Financial Year 2005 these fair values are disclosed as other assets and other liabilities respectively.
152     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

	Group
			2006					2005
	Face Value	Fair Value	Fair Value	Face Value		Fair Value		Fair Value
		Asset	Liability			Asset		Liability
	$M	$M	$M	$M		$M		$M

Derivatives designated as fair value hedges
Exchange rate related contracts:
Forward contracts	16	—	—
Swaps	15,251	375	(543)
Futures	—	—	—
Options purchased and sold	101	—	—

Total exchange rate related contracts	15,368	375	(543)	n/a	(1)	n/a	(1)	n/a	(1)

Interest rate related contracts:
Swaps	44,171	215	(2,187)
Futures	1,500	3	—

Total interest rate related contracts	45,671	218	(2,187)	n/a	(1)	n/a	(1)	n/a	(1)

Equity related contracts:
Swaps	159	—	(10)

Total equity related contracts	159	—	(10)	n/a	(1)	n/a	(1)	n/a	(1)

Commodity related contracts:
Swaps	47	1	(1)

Total commodity related contracts	47	1	(1)	n/a	(1)	n/a	(1)	n/a	(1)

Total fair value hedges	61,245	594	(2,741)	n/a	(1)	n/a	(1)	n/a	(1)

Derivatives designated as cash flow hedges
Exchange rate related contracts:
Forward contracts	1,237	3	—
Swaps	980	281	—

Total exchange rate related contracts	2,217	284	—	n/a	(1)	n/a	(1)	n/a	(1)

Interest rate related contracts:
Swaps	51,150	253	(193)

Total interest rate related contracts	51,150	253	(193)

Total cash flow hedges	53,367	537	(193)	n/a	(1)	n/a	(1)	n/a	(1)

Total derivative assets/liabilities held for hedging	114,612	1,131	(2,934)	n/a	(1)	n/a	(1)	n/a	(1)

(1)	No comparative balances provided as exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.
Commonwealth Bank of Australia Form 20-F 2006     153

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

	Group
			2006					2005
	Face Value	Fair Value	Fair Value	Face Value		Fair Value		Fair Value
		Asset	Liability			Asset		Liability
	$M	$M	$M	$M		$M		$M

Other Derivatives
Exchange rate related contracts:
Forward contracts	6,802	171	(28)
Swaps	5,838	88	(20)
Options purchased and sold	252	1	(6)

Total exchange rate related contracts	12,892	260	(54)	n/a	(1)	n/a	(1)	n/a	(1)

Interest rate related contracts:
Forward contracts	7,691	1	(2)
Swaps	8,069	17	(27)
Futures	1,916	—	—
Options purchased and sold	627	—	(1)

Total interest rate related contracts	18,303	18	(30)	n/a	(1)	n/a	(1)	n/a	(1)

Credit related contracts:
Swaps	275	—	—

Total credit related contracts	275	—	—	n/a	(1)	n/a	(1)	n/a	(1)

Equity related contracts:
Options purchased and sold	171	8	(1)

Total equity related contracts	171	8	(1)	n/a	(1)	n/a	(1)	n/a	(1)

Commodity related contracts:
Forward contracts	5	1	(1)
Total commodity related contracts	5	1	(1)	n/a	(1)	n/a	(1)	n/a	(1)

Identified embedded derivatives	—	—	(21)

Total other derivatives	31,646	287	(107)	n/a	(1)	n/a	(1)	n/a	(1)

Total recognised derivative assets/liabilities	1,119,047	9,675	(10,820)	n/a	(1)	n/a	(1)	n/a	(1)

(1)	No comparative balances provided as exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.
154     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

	Bank
			2006					2005
	Face Value	Fair Value	Fair Value	Face Value		Fair Value		Fair Value
		Asset	Liability			Asset		Liability
	$M	$M	$M	$M		$M		$M

Derivative Assets and Liabilities
Held for trading	1,004,062	8,944	(8,179)
Held for hedging	94,052	991	(2,755)
Other derivatives	2,788	3	(21)

Total derivative assets and liabilities	1,100,902	9,938	(10,955)	n/a	(1)	n/a	(1)	n/a	(1)

Derivatives held for trading
Exchange rate related contracts:
Forward contracts	245,943	2,179	(2,067)
Swaps	104,435	2,733	(1,962)
Futures	8,063	15	—
Options purchased and sold	17,051	190	(193)
Derivatives held with controlled entities	18,877	327	(406)

Total exchange rate related contracts	394,369	5,444	(4,628)	n/a	(1)	n/a	(1)	n/a	(1)

Interest rate related contracts:
Forward contracts	64,865	1	(2)
Swaps	404,470	2,443	(2,824)
Futures	83,075	3	(29)
Options purchased and sold	34,899	94	(119)
Derivatives held with controlled entities	12,926	362	(127)

Total interest rate related contracts	600,235	2,903	(3,101)	n/a	(1)	n/a	(1)	n/a	(1)

Credit related contracts:
Swaps	3,073	6	(8)

Total credit related contracts	3,073	6	(8)	n/a	(1)	n/a	(1)	n/a	(1)

Commodity related contracts:
Forward contracts	1,919	244	(190)
Swaps	2,944	299	(200)
Options purchased and sold	1,522	48	(52)

Total commodity related contracts	6,385	591	(442)	n/a	(1)	n/a	(1)	n/a	(1)

Total derivative assets/liabilities held for trading	1,004,062	8,944	(8,179)	n/a	(1)	n/a	(1)	n/a	(1)

(1)	No comparative balances provided as exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.
Commonwealth Bank of Australia Form 20-F 2006     155

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

	Bank
			2006					2005
	Face Value	Fair Value	Fair Value	Face Value		Fair Value		Fair Value
		Asset	Liability			Asset		Liability
	$M	$M	$M	$M		$M		$M

Derivatives designated as fair value hedges
Exchange rate related contracts:
Swaps	13,544	341	(534)
Derivatives held with controlled entities	229	—	(4)

Total exchange rate related contracts	13,773	341	(538)	n/a	(1)	n/a	(1)	n/a	(1)

Interest rate related contracts:
Swaps	24,896	110	(1,962)
Futures	1,500	3	—
Derivatives held with controlled entities	803	2	(45)

Total interest rate related contracts	27,199	115	(2,007)	n/a	(1)	n/a	(1)	n/a	(1)

Equity related contracts:
Swaps	159	—	(10)

Total equity related contracts	159	—	(10)	n/a	(1)	n/a	(1)	n/a	(1)

Commodity related contracts:
Swaps	47	1	(1)

Total commodity related contracts	47	1	(1)	n/a	(1)	n/a	(1)	n/a	(1)

Total fair value hedges	41,178	457	(2,556)	n/a	(1)	n/a	(1)	n/a	(1)

Derivatives designated as cash flow hedges
Exchange rate related contracts:
Swaps	980	281	—
Derivatives held with controlled entities	744	—	(6)

Total exchange rate related contracts	1,724	281	(6)	n/a	(1)	n/a	(1)	n/a	(1)

Interest rate related contracts:
Swaps	51,150	253	(193)

Total interest rate related contracts	51,150	253	(193)	n/a	(1)	n/a	(1)	n/a	(1)

Total cash flow hedges	52,874	534	(199)	n/a	(1)	n/a	(1)	n/a	(1)

Total derivative assets/liabilities held for hedging	94,052	991	(2,755)	n/a	(1)	n/a	(1)	n/a	(1)

(1)	No comparative balances provided as exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.
156     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

	Bank
			2006					2005
	Face Value	Fair Value	Fair Value	Face Value		Fair Value		Fair Value
		Asset	Liability			Asset		Liability
	$M	$M	$M	$M		$M		$M

Other Derivatives
Interest rate related contracts:
Swaps	2,383	—	—

Total interest rate related contracts	2,383	—	—	n/a	(1)	n/a	(1)	n/a	(1)

Credit related contracts:
Swaps	275	—	—

Total credit related contracts	275	—	—	n/a	(1)	n/a	(1)	n/a	(1)

Equity related contracts:
Options purchased and sold	130	3	—

Total equity related contracts	130	3	—	n/a	(1)	n/a	(1)	n/a	(1)

Identified embedded derivatives	—	—	(21)

Total other derivatives	2,788	3	(21)	n/a	(1)	n/a	(1)	n/a	(1)

Total recognised derivative assets/liabilities	1,100,902	9,938	(10,955)	n/a	(1)	n/a	(1)	n/a	(1)

(1)	No comparative balances provided as exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.
Commonwealth Bank of Australia Form 20-F 2006     157

Notes to the Financial Statements
Note 12 Available-for-Sale Investments

	Group	Bank
	2006	2006
	$M	$M

Australia
Market Quoted:
Australian Public Securities:
Local and semi-government	1,892	1,894
Shares and equity investments	511	502
Medium term notes	415	407
Floating rate notes	465	—
Mortgage backed securities	1,576	1,576
Other securities	800	510

Non-Market Quoted:
Australian Public Securities:
Local and semi-government	84	—
Medium term notes	70	61
Shares and equity investments	217	158
Other securities	2	941

Total Australia	6,032	6,049

Overseas
Market Quoted:
Government securities	265	63
Bills of exchange	244	244
Certificates of deposit	2,390	2,366
Eurobonds	391	354
Medium term notes	456	243
Floating rate notes	571	430
Other securities	509	84

Non-Market Quoted:
Government securities	9	—
Certificates of deposit	17	17
Eurobonds	31	31
Floating rate notes	118	45
Other securities	192	—

Total Overseas	5,193	3,877

Less specific allowances for impairment	(22)	(12)

Total Available-for-Sale investments	11,203	9,914

Available-for-sale assets revalued to fair value resulted in a gain of $51 million recognised directly in equity. As a result of sale, derecognition or impairment of available-for-sale assets, losses of $36 million were removed from equity and reported in profit and loss for the year.
158     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 12 Available-for-Sale Investments (continued)

				Group
				At 30 June 2006
		Gross	Gross
	Amortised	Unrealised	Unrealised	Fair
	Cost	Gains	Losses	Value
	$M	$M	$M	$M

Australia
Australian Public Securities:
Local and semi-government	1,892	84	—	1,976
Medium term notes	486	—	(1)	485
Floating rate notes	465	—	—	465
Mortgage backed securities	1,576	—	—	1,576
Other securities and equity investments	1,481	77	(28)	1,530
Provisions	(22)	16	(15)	(21)

Total Australia	5,878	177	(44)	6,011

Overseas
Government securities	275	—	(1)	274
Bills of exchange	244	1	(1)	244
Certificates of deposit	2,408	—	(1)	2,407
Eurobonds	421	2	(1)	422
Medium term notes	457	—	(1)	456
Floating rate notes	688	1	—	689
Other securities and equity investments	703	1	(3)	701
Provisions	—	—	(1)	(1)

Total Overseas	5,196	5	(9)	5,192

Total Available-for-sale Investments	11,074	182	(53)	11,203

Available-for-sale investments are carried at fair value with changes in fair value recognised in equity after hedging adjustments.
Maturity Distribution and Average Yield
The following table analyses the maturities and weighted average yields of the Group’s holdings of available-for-sale investments.

												Group
	Maturity Period at 30 June 2006
	0 to 3 months		3 to 12 months			1 to 5 years		5 to 10 years	10 years or more		Non-	Total
											Maturing
	$M	%	$M	%	$M	%	$M	%	$M	%	$M	$M

Australia
Australian Public Securities:
Local and semi-government	—	—	100	5.60	1,702	6. 22	108	7. 17	66	6.14	—	1,976
Medium term notes	17	5.69	—	—	309	6. 09	110	5. 93	49	6.05	—	485
Floating rate notes	75	6.08	88	6.08	242	6. 08	—	—	60	6.08	—	465
Mortgage backed securities	—	—	—	—	—	—	—	—	1,576	6.04	—	1,576
Other securities, commercial paper and equity investments	64	4.59	—	—	331	6. 68	19	7. 11	—	—	1,116	1,530
Provisions	(2)	—	(11)	—	(6)	—	(2)	—	—	—	—	(21)

Total Australia	154	—	177	—	2,578	—	235	—	1,751	—	1,116	6,011

Overseas
Government securities	125	8.95	61	11.29	80	2. 55	8	3. 04	—	—	—	274
Bills of exchange	160	2.94	84	3.24	—	—	—	—	—	—	—	244
Certificates of deposit	1,660	4.62	706	3.90	41	4. 48	—	—	—	—	—	2,407
Eurobonds	123	6.75	81	5.09	218	5. 20	—	—	—	—	—	422
Medium term notes	20	6.88	24	5.75	412	5. 66	—	—	—	—	—	456
Floating rate notes	36	4.20	102	3.86	522	4. 06	28	5. 12	1	7.12	—	689
Other securities and equity investments	—	—	20	5.50	681	5. 79	—	—	—	—	—	701
Provisions	—	—	—	—	—	—	(1)	—	—	—	—	(1)

Total Overseas	2,124	—	1,078	—	1,954	—	35	—	1	—	—	5,192

Total Available-for-Sale Investments	2,278	—	1,255	—	4,532	—	270	—	1,752	—	1,116	11,203

Additional Disclosure
Proceeds at or close to maturity of available-for-sale investments in 2006 were: $24,831 million. Proceeds from sale of Available-for-sale investments in 2006 were: $646 million.
Commonwealth Bank of Australia Form 20-F 2006     159

Notes to the Financial Statements
Note 13 Investment Securities

	Group	Bank
	2005	2005
Investment Securities (comparatives only)	$M	$M

Australia
Listed:
Australian Public Securities:
Commonwealth and States	2,201	2,201
Other Securities and equity investments	343	336
Unlisted:
Australian Public Securities:
Local and semi-government	80	—
Medium term notes	783	220
Mortgage backed securities	1,055	1055
Other securities and equity investments	675	71

Total Australia	5,137	3,883

Overseas
Listed:
Government securities	79	63
Certificates of deposit	1,376	1,341
Eurobonds	636	600
Medium term notes	378	122
Floating rate notes	619	177
Other securities	165	76
Unlisted:
Government securities	224	—
Eurobonds	477	76
Medium term notes	254	221
Floating rate notes	452	286
Preference shares	744	—
Other securities and equity investments	297	77

Total Overseas	5,701	3,039

Total Investment Securities	10,838	6,922

160     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 13 Investment Securities (continued)
The following table sets out the gross unrealised gains and losses of the Group’s investment securities.

				Group
				At 30 June 2005
		Gross	Gross
	Amortised	Unrealised	Unrealised	Fair
	Cost	Gains	Losses	Value
Gross Unrealised Gains and Losses of Group (comparatives only)	$M	$M	$M	$M

Australia
Australian Public Securities:
Commonwealth and States	2,281	54	1	2,334
Medium term notes	783	4	—	787
Mortgage backed securities	1,055	—	—	1,055
Other securities and equity investments (1)	1,018	64	—	1,082

Total Australia	5,137	122	1	5,258

Overseas
Government securities	303	3	—	306
Certificates of deposit	1,376	—	—	1,376
Eurobonds	1,113	21	1	1,133
Medium term notes	632	6	1	637
Floating rate notes	1,071	4	—	1,075
Preference shares	744	—	—	744
Other securities and equity investments	462	8	—	470

Total Overseas	5,701	42	2	5,741

Total Investment Securities	10,838	164	3	10,999

(1)	Equity derivatives were in place to hedge equity market risk in respect of structured equity products for customers. There were $42 million of net deferred losses on these contracts which offset the above unrealised gains and these are disclosed within Note 43. At the end of the financial year there were no net deferred gains or losses included in the amortised cost value.
Investment securities were carried at cost or amortised cost and were purchased with the intent of being held to maturity. The investment portfolio was managed in the context of the full Balance Sheet of the Group.
Additional Disclosure
Proceeds at or close to maturity of investments in 2005 were: $22,799 million.
Proceeds from sale of investments in 2005 were: $392 million.
2005: realised capital gain $9 million and realised capital losses $1 million.
Commonwealth Bank of Australia Form 20-F 2006     161

Notes to the Financial Statements
Note 14 Loans, Advances and Other Receivables

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Australia
Overdrafts	2,672	2,564	2,672	2,564
Housing loans (1)	144,834	129,913	141,121	125,452
Credit card outstandings	6,997	6,682	6,997	6,682
Lease financing	4,924	5,055	1,352	1,724
Bills discounted	2,779	3,399	2,779	3,399
Term loans	56,950	46,451	52,579	41,447
Redeemable preference share financing	1	9	1	9
Other lending	597	389	949	750

Total Australia	219,754	194,462	208,450	182,027

Overseas
Overdrafts	2,435	2,660	—	—
Housing loans	22,287	20,765	87	54
Credit card outstandings	428	406	—	—
Lease financing	139	195	137	127
Bills discounted	7	—	7	—
Term loans	15,282	12,804	5,730	3,686
Redeemable preference share financing	1,194	—	—	—
Other lending	8	192	—	—
Other securities	438	—	24	—

Total overseas	42,218	37,022	5,985	3,867

Gross loans, advances and other receivables	261,972	231,484	214,435	185,894

Less
Provisions for impairment (Note 15):
Collective provisions (2)	(1,046)	(1,390)	(938)	(1,218)
Individually assessed provisions against loans and advances (2)	(171)	(157)	(157)	(134)
Unearned income:
Term loans	(934)	(889)	(510)	(426)
Lease financing	(645)	(683)	(131)	(172)
Interest reserved (3)	—	(19)	—	(19)

	(2,796)	(3,138)	(1,736)	(1,969)

Net loans, advances and other receivables	259,176	228,346	212,699	183,925

(1)	Includes securitised loan balances for 2006 of $12,007 million (2005: $10,818 million) in the Group and $9,977 million (2005: $7,290 million) in the Bank. Liabilities of similar values are included in debt issues (Group) and due to controlled entities (Bank).

(2)	Collective provisions and individually assessed provisions recalculated under AIFRS for 2006.

(3)	Interest reserved is not recognised under AIFRS from 1 July 2005

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Finance Leases
Minimum lease payments receivable:
No later than one year	1,271	1,602	501	822
Later than one year but not later than five years	2,792	2,884	838	969
Later than five years	1,000	764	150	60

Lease financing	5,063	5,250	1,489	1,851

162     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 14 Loans, Advances and Other Receivables (continued)

	Group
	Maturity Period at 30 June 2006
		Maturing
	Maturing	Between	Maturing
	One Year	One & Five	After Five
	or Less	Years	Years	Total
	$M	$M	$M	$M

Australia
Government and other public authorities	234	1,287	7	1,528
Agricultural, forestry and fishing	1,053	1,495	759	3,307
Financial, investments and insurance	3,758	4,617	1,308	9,683
Real estate:
Mortgage (1)	14,570	12,724	117,540	144,834
Construction (2)	1,107	768	210	2,085
Personal	6,522	8,932	547	16,001
Lease financing	1,222	2,707	995	4,924
Other commercial and industrial	16,351	16,855	4,186	37,392

Total Australia	44,817	49,385	125,552	219,754

Overseas
Government and other public authorities	291	67	22	380
Agricultural, forestry and fishing	517	780	1,797	3,094
Financial, investments and insurance	1,808	3,175	3,020	8,003
Real estate:
Mortgage (1)	3,142	2,769	16,376	22,287
Construction (2)	125	87	56	268
Personal	386	127	8	521
Lease financing	50	84	5	139
Other commercial and industrial	4,399	2,547	580	7,526

Total Overseas	10,718	9,636	21,864	42,218

Gross Loans, Advances and Other Receivables	55,535	59,021	147,416	261,972

Interest Rate Sensitivity of Lending
Australia	14,724	26,215	46,999	87,938
Overseas	4,252	4,492	4,526	13,270

Total Variable Interest Rates	18,976	30,707	51,525	101,208

Australia	30,092	23,170	78,553	131,815
Overseas	6,467	5,144	17,338	28,949

Total Fixed Interest Rates	36,559	28,314	95,891	160,764

Gross Loans, Advances and Other Receivables	55,535	59,021	147,416	261,972

(1)	Principally Owner occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than five years.

(2)	Financing real estate and land development projects.

Commonwealth Bank of Australia Form 20-F 2006     163

Notes to the Financial Statements
Note 15 Provisions for Impairment

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Provisions for impairment
Collective provisions
Opening balance (1)	1,021	1,393	915	1,242
Charge against profit and loss	398	322	380	292
Transfer to individually assessed provisions	(440)	(352)	(404)	(326)
Impairment losses recovered	127	81	90	60
Adjustments for exchange rate fluctuations and other items	(7)	2	(1)	(1)

	1,099	1,446	980	1,267
Impairment losses written off	(53)	(56)	(42)	(49)

Closing balance	1,046	1,390	938	1,218

Individually assessed provisions
Opening balance (1)	191	143	174	121
Transfer from collective provisions for:
New and increased provisioning	468	408	427	378
Less write-back of provisions no longer required	(28)	(56)	(23)	(52)

Net transfer	440	352	404	326

Adjustment for exchange rate fluctuations and other items	(16)	(3)	(15)	—
Impairment losses	(444)	(335)	(406)	(313)

Closing balance	171	157	157	134

Total provisions for impairment	1,217	1,547	1,095	1,352
General Reserve for Credit Losses (pre-tax equivalent) (2)	500	—	500	—

Total provisions including General Reserve for Credit Losses	1,717	1,547	1,595	1,352

(1)	The opening balance at 1 July 2005 includes the impact of adopting AIFRS 132, AIFRS 137 and AIFRS 139 which have not been applied to the 2005 comparatives in accordance with AASB 1.

(2)	The General Reserve for Credit Loss has been established to satisfy the current APRA prudential requirement for banks to maintain a general reserve for credit loss, and allowable collective provisions, at a minimum level of 0.5% of risk weighted assets.

Coverage Ratios	%	%	%	%

Collective provisions as a % of risk weighted assets	0.48	—	0.44	—
General provisions as a % of risk weighted assets	—	0.73	—	0.68
Collective provisions plus general reserve for credit losses (pre-tax equivalent) as a % of risk weighted assets	0.71	—	0.68	—
Individually assessed provisions for impairment as a % of gross impaired assets	52.5	—	51.3	—
Specific provisions for impairment as a % of gross impaired assets net of interest reserved (1)	—	41.76	—	37.81
Total provisions for impairment as % of gross impaired assets net of interest reserved (1)	373.3	411.44	357.5	381.49
Total provisions for impairment plus general reserve for credit losses (pre-tax equivalent) as a % of gross impaired assets	526.7	—	520.9	—

(1)	Interest reserved not recognised under AIFRS.
Coverage Ratios under AIFRS
The re-measurement of impairment provisions under AIFRS has resulted in a lower level of total provisions than previously assessed using Australian GAAP. However the Australian prudential regulator, APRA, has proposed for the Financial Year 2005/2006 that banks maintain a provisioning benchmark of 0.5% of risk weighted assets to adequately cover potential losses.
The Group has consequently established a General Reserve for Credit Losses within equity, which together with the Collective Provisions (net of deferred tax) will satisfy this requirement.

164     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 15 Provisions for Impairment (continued)

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Total bad debts expense	398	322	380	292
The charge is required for:
Individually assessed provisioning
New and increased provisioning	468	408	427	378
Less provisions no longer required	(28)	(56)	(23)	(52)

Net individually assessed provisions	440	352	404	326
Provided from collective provisioning	(440)	(352)	(404)	(326)

Charge to profit and loss	—	—	—	—

Collective Provisioning
Direct write-offs	53	56	42	49
Recoveries of amounts previously written off	(127)	(81)	(90)	(60)
Movement in collective provision	32	(5)	24	(23)
Funding of individually assessed provisions	440	352	404	326

Charge to profit and loss	398	322	380	292

Total charge to profit and loss for bad debts expense	398	322	380	292

Individually Assessed Provisions for Impairment by Industry Category
The following table sets out the Group’s specified provisions for impairment by industry category as at 30 June 2005 and 2006.

	Group
	2006	2005
	$M	$M

Australia
Government and public authorities	—	—
Agriculture, forestry and fishing	4	16
Financial, investment and insurance	1	1
Real estate
Mortgage (1)	19	3
Construction (2)	2	7
Personal	97	63
Lease financing	1	5
Other commercial and industrial	42	49

Total Australia	166	144

Overseas
Government and public authorities	—	—
Agriculture, forestry and fishing	—	—
Financial, investment and insurance	1	1
Real estate
Mortgage (1)	2	11
Construction (2)	—	—
Personal	2	1
Lease financing	—	—
Other commercial and industrial	—	—

Total Overseas	5	13

Total individually assessed provisions	171	157

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Commonwealth Bank of Australia Form 20-F 2006     165

Notes to the Financial Statements
Note 15 Provisions for Impairment (continued)
Bad Debts Written Off by Industry Category
The following table sets out the Group’s bad debts written off for Financial Years ended 30 June 2005 and 2006.

	Group
	2006	2005
	$M	$M

Bad Debts Written Off
Australia
Government and public authorities	1	—
Agriculture, forestry and fishing	8	1
Financial, investment and insurance	1	4
Real estate:
Mortgage (1)	9	8
Construction (2)	5	4
Personal	388	280
Lease financing	6	4
Other commercial and industrial	68	83

Total Australia	486	384

Overseas
Government and public authorities	—	—
Agriculture, forestry and fishing	—	—
Financial, investment and insurance	—	—
Real estate:
Mortgage (1)	—	6
Construction (2)	—	—
Personal	7	—
Lease financing	—	—
Other commercial and industrial	4	1

Total Overseas	11	7

Gross Bad Debts written off	497	391

Bad Debts Recovered
Australia	122	76
Overseas	5	5

Total Bad Debts Recovered	127	81

Net Bad Debts written off	370	310

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

166     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 15 Provisions for Impairment (continued)
Bad Debts Recovered by Industry Category
The following table sets out the Group’s bad debts recovered for Financial Years ended 30 June 2005 and 2006.

	Group
	2006	2005
	$M	$M

Bad Debts Recovered
Australia
Government and public authorities	—	—
Agriculture, forestry and fishing	1	2
Financial, investment and insurance	2	3
Real estate:
Mortgage (1)	1	1
Construction (2)	—	1
Personal	100	60
Lease financing	1	1
Other commercial and industrial	17	8

Total Australia	122	76

Overseas
Government and public authorities	—	—
Agriculture, forestry and fishing	—	—
Financial, investment and insurance	—	—
Real estate:
Mortgage (1)	—	—
Construction (2)	—	—
Personal	5	4
Lease financing	—	—
Other commercial and industrial	—	1

Total Overseas	5	5

Total Bad Debts Recovered	127	81

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

Commonwealth Bank of Australia Form 20-F 2006     167

Notes to the Financial Statements
Note 16 Credit Risk Management
The Bank has clearly defined credit policies for the approval and management of credit risk. Credit underwriting standards, which incorporate income/repayment capacity, acceptable terms and security and loan documentation tests exist for all major lending areas.
The Bank relies, in the first instance, on the assessed integrity and ability of the debtor or counterparty to meet its contracted financial obligations for repayment. Collateral security, in the form of real property or a floating charge is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while short term revolving consumer credit is generally unsecured.
A centralised exposure management system records all significant credit risks borne by the Bank. The Risk Committee of the Board operates under a charter of the Board in terms of which the Committee oversees the Bank’s credit management policies and practices. The Committee usually meets every two months, and more often if required.
The credit risk portfolio is divided into two segments, retail and credit risk rated.
The retail segment generally comprises facilities of less than $1m for housing loan, credit card, personal loan and some leasing products. Secured commercial lending within this limit is currently being trialled. These exposures are generally not individually reviewed unless arrears occur. The portfolios are reviewed by the Business Credit Support and Monitoring unit with an overview by the Portfolio Quality Assurance unit.
Facilities in the retail segment become classified for remedial management by centralised units based on arrears status.
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
Impairment of Financial Assets
Under AASB 139 impairment losses are recognised to reduce the carrying amount of loans and advances to their estimated recoverable amounts. Individually assessed provisions are made against individually significant financial assets and those that are not individually significant including groups of financial assets with similar credit risk characteristics. The Bank creates an individually assessed provision for impairment when there is objective evidence that it will not be able to collect all amounts due. The amount of the impairment is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted at the original effective interest rate.
Therefore, interest will continue to be accrued on impaired loans based on the revised carrying amounts and using appropriate effective interest rates.
Risk rated portfolios are assessed at each Balance Sheet date for objective evidence that the financial asset or portfolio of assets is impaired. Impaired assets in the credit risk rated segment are those facilities where an individually assessed provision for impairment has been raised, the facility is maintained on a cash basis, a loss of principal or interest is anticipated, facilities have been restructured or other assets have been accepted in satisfaction of an outstanding debt. Loans are generally classified as non-accrual when receivership, insolvency or bankruptcy occurs. Impaired assets in the retail segment are those “classified” facilities that are not well secured and past due 180 days or more. Most of these facilities are written off immediately on becoming past due 180 days or more.
The Bank creates a further “portfolio impairment” where there is objective evidence that components of the loan portfolio contain probable losses at the Balance Sheet date, will be identified in the future, or where insufficient data exists to reliably determine whether such losses exist. The estimated probable losses are based upon historical patterns of losses. The calculation is based on statistical methods of credit risk measurement and takes into account current cyclical developments as well as economic conditions in which the borrowers operate.
The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to make the business ultimately accountable for any credit losses they suffer but also to give them the incentive to align their credit risk decisions and risk adjusted pricing with the medium term risk profile of their credit transactions, the Bank uses the concept of “expected loss” for management purposes. Expected loss is a statistically based measure intended to reflect the annual cost that will arise, on average, over time, from transactions that become impaired, and is a function of the probability of default (given by the rating), current and likely future exposure to the counterparty and the likely severity of the loss should default actually occur.
The Bank uses a portfolio approach to the management of its credit risk. A key element is a well diversified portfolio. The Bank uses various portfolio management tools, including a centralised portfolio model that assesses risk and return on an overall portfolio and segmented basis, to assist in diversifying the credit portfolio. The Bank is involved in credit derivative transactions, has purchased various assets in the market, and has carried out various asset securitisations and a Collateralised Loan Obligation issue.
For further information about accounting policy for allowance and provision for credit losses see Note 1 (n).
Master Netting Arrangements
The Bank further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of Balance Sheet assets and liabilities as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contacts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. As at 30 June 2006, master netting arrangements reduced the credit risk by approximately $3.7 billion (2005: $4.7 billion).

168     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 16 Credit Risk Management (continued)
Total Gross Credit Risk by Industry
The following table sets out the Group’s total gross credit risk by industry as at 30 June 2005 and 2006.

	Group
	2006	2005
Industry	$M	$M

Australia
Government and public authorities	6,765	7,125
Agriculture, forestry and fishing	5,227	5,029
Financial, investment and insurance	30,114	38,588
Real estate:
Mortgage (1)	149,958	134,913
Construction (2)	3,501	2,211
Personal	16,566	14,970
Lease financing	4,924	5,055
Other commercial and industrial	68,253	54,837

Total Australia	285,308	262,728

Overseas
Government and public authorities	904	1,385
Agriculture, forestry and fishing	3,097	3,392
Financial, investment and insurance	21,469	18,250
Real estate:
Mortgage (1)	23,267	21,747
Construction (2)	294	346
Personal	524	581
Lease financing	139	195
Other commercial and industrial	14,686	10,667

Total Overseas	64,380	56,563

Total Gross Credit Risk	349,688	319,291
Less unearned income	(1,579)	(1,572)

Total Credit Risk	348,109	317,719

Charge for Bad debts	398	322
Loss Rate (%) (3)	0.11	0.10

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	The loss rate is the charge as a percentage of the credit risk.
The Group has a good quality and well diversified credit portfolio, with 49.8% of the exposure in mortgage loans and a further 14.8% in finance, investment and insurance (primarily banks). 18.6% of exposure is overseas, of which 35.9% is in mortgage loans.
Overall over 68% of individually rated exposures in the commercial portfolio (including government and finance) are of investment grade or equivalent quality.

Commonwealth Bank of Australia Form 20-F 2006     169

Notes to the Financial Statements
Note 16 Credit Risk Management (continued)
The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2006.

	Assets at
	Fair Value		Loans	Bank
	through	Available	Advances	Acceptances
	Income	For Sale	and Other	of		Contingent
	Statement	Investments	Receivables	customers	Derivatives	Liabilities	Total
	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	1,282	3,551	1,528	8	52	344	6,765
Agriculture, forestry and fishing	—	—	3,307	1,814	38	68	5,227
Financial, investment and insurance	8,013	122	9,683	1,103	6,518	1,484	26,923
Real estate:
Mortgage (1)	—	—	144,834	—	—	5,124	149,958
Construction (2)	—	—	2,085	411	143	862	3,501
Personal	—	—	16,001	429	3	133	16,566
Lease financing	—	—	4,924	—	—	—	4,924
Other commercial and industrial	3,537	2,338	37,392	14,545	2,486	7,955	68,253

Total Australia	12,832	6,011	219,754	18,310	9,240	15,970	282,117

Overseas
Government and public authorities	361	—	380	—	69	94	904
Agriculture, forestry and fishing	—	—	3,094	—	2	1	3,097
Financial, investment and insurance	1,543	518	8,003	—	4,352	3,137	17,553
Real estate:
Mortgage (1)	—	—	22,287	—	—	980	23,267
Construction (2)	—	—	268	—	3	23	294
Personal	—	—	521	—	—	3	524
Lease financing	—	—	139	—	—	—	139
Other commercial and industrial	1,022	4,674	7,526	—	195	1,269	14,686

Total Overseas	2,926	5,192	42,218	—	4,621	5,507	60,464

Gross Balances	15,758	11,203	261,972	18,310	13,861	21,477	342,581

Other Risk Concentrations
Receivables due from other financial institutions							7,033
Deposits with regulatory authorities							74

Total Gross Credit Risk							349,688

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
Risk concentrations for contingent liabilities are based on the credit equivalent balance in Note 42. Contingent liabilities, assets and commitments. Risk concentrations for derivatives are based on the credit equivalent balance in Note 43, Market Risk.

170     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 16 Credit Risk Management (continued)
Total Gross Credit Risk by Industry
The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2005.

	Assets at
	Fair Value		Loans
	through		Advances	Bank
	Income	Investment	and Other	Acceptances		Contingent
	Statement	Securities	Receivables	of customers	Derivatives	Liabilities	Total
	$M	$M	$M	$M	$M	$M	$M
Australia
Government and public authorities	788	2,281	3,000	10	227	819	7,125
Agriculture, forestry and fishing	—	—	3,213	1,741	35	40	5,029
Financial, investment and insurance	7,326	837	5,882	1,167	15,240	4,563	35,015
Real estate:
Mortgage (1)	—	—	129,913	—	—	5,000	134,913
Construction (2)	—	—	1,694	274	27	216	2,211
Personal	—	—	14,504	380	2	84	14,970
Lease financing	—	—	5,055	—	—	—	5,055
Other commercial and industrial	2,912	2,019	31,201	13,214	2,150	3,341	54,837

Total Australia	11,026	5,137	194,462	16,786	17,681	14,063	259,155

Overseas
Government and public authorities	558	303	216	—	49	259	1,385
Agriculture, forestry and fishing	—	—	3,372	—	7	13	3,392
Financial, investment and insurance	1,798	2,122	7,027	—	3,277	1,512	15,736
Real estate:				—
Mortgage (1)	—	—	20,765	—	—	982	21,747
Construction (2)	—	—	271	—	6	69	346
Personal	—	—	552	—	2	27	581
Lease financing	—	—	195	—	—	—	195
Other commercial and industrial	1,249	3,276	4,624	—	461	1,057	10,667

Total Overseas	3,605	5,701	37,022	—	3,802	3,919	54,049

Gross Balances	14,631	10,838	231,484	16,786	21,483	17,982	313,204

Other Risk Concentrations
Receivables due from other financial institutions							6,042
Deposits with regulatory authorities							45

Total Gross Credit Risk							319,291

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
Commonwealth Bank of Australia Form 20-F 2006     171

Notes to the Financial Statements
Note 16 Credit Risk Management (continued)
Impaired Assets by Industry and Status
The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2006.

			Provisions
		Impaired	for			Net
	Total Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	6,765	—	—	1	—	1
Agriculture, forestry and fishing	5,227	12	4	8	(1)	7
Financial, investment and insurance	26,923	2	1	1	(2)	(1)
Real estate:
Mortgage (1)	149,958	40	19	9	(1)	8
Construction (2)	3,501	7	2	5	—	5
Personal	16,566	56	97	388	(100)	288
Lease financing	4,924	12	1	6	(1)	5
Other commercial and industrial	68,253	183	42	68	(17)	50

Total Australia	282,117	312	166	486	(122)	364

Overseas
Government and public authorities	904	—	—	—	—	—
Agriculture, forestry and fishing	3,097	1	—	—	—	—
Financial, investment and insurance	17,553	—	1	—	—	—
Real estate:
Mortgage (1)	23,267	6	2	—	—	—
Construction (2)	294	4	—	—	—	—
Personal	524	2	2	7	(5)	2
Lease financing	139	—	—	—	—	—
Other commercial and industrial	14,686	1	—	4	—	4

Total Overseas	60,464	14	5	11	(5)	6

Gross Balances	342,581	326	171	497	(127)	370

Other Risk Concentrations
Receivables due from other financial institutions	7,033
Deposits with regulatory authorities	74

Total Gross Credit Risk	349,688

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
172     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 16 Credit Risk Management (continued)
The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2005.

			Provisions
		Impaired	for			Net
	Total Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	7,125	—	—	—	—	—
Agriculture, forestry and fishing	5,029	76	16	1	(2)	(1)
Financial, investment and insurance	35,015	6	1	4	(3)	1
Real estate:
Mortgage (1) (3)	134,913	32	3	8	(1)	7
Construction (2)	2,211	2	7	4	(1)	3
Personal	14,970	46	63	280	(60)	220
Lease financing	5,055	8	5	4	(1)	3
Other commercial and industrial (3)	54,837	211	49	83	(8)	75

Total Australia	259,155	381	144	384	(76)	308

Overseas
Government and public authorities	1,385	—	—	—	—	—
Agriculture, forestry and fishing	3,392	1	—	—	—	—
Financial, investment and insurance	15,736	—	1	—	—	—
Real estate:
Mortgage (1)	21,747	7	11	6	—	6
Construction (2)	346	—	—	—	—	—
Personal	581	4	1	—	(4)	(4)
Lease financing	195	—	—	—	—	—
Other commercial and industrial	10,667	2	—	1	(1)	—

Total Overseas	54,049	14	13	7	(5)	2

Gross Balances	313,204	395	157	391	(81)	310

Other Risk Concentrations
Receivables due from other financial institutions	6,042
Deposits with regulatory authorities	45

Total Gross Credit Risk	319,291

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	Certain of these loans have been reclassified for consistency.
Large Exposures
Concentrations of exposure to any debtor or counterparty group are controlled by a large credit exposure policy. All exposures outside the policy are approved by the Board Risk Committee.
The following table shows the aggregated number of the Bank’s counterparty Corporate and Industrial exposures (including direct and contingent exposures) which individually were greater then 5% of the Group’s capital resources (Tier One and Tier Two capital):

	2006	2005
	Number	Number

5% to less than 10% of Group’s capital resources	—	1
10% to less than 15% of Group’s capital resources	—	—

Commonwealth Bank of Australia Form 20-F 2006     173

Notes to the Financial Statements
Note 16 Credit Risk Management (continued)
Credit Portfolio Receivables by Industry
The following table sets out the distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) by industry at 30 June 2005 and 2006.

	2006	2005
Industry	$M	$M

Australia
Government and public authorities	1,528	3,000
Agriculture, forestry and fishing	3,307	3,213
Financial, investment and insurance	9,683	5,882
Real estate:
Mortgage (1)	144,834	129,913
Construction (2)	2,085	1,694
Personal	16,001	14,504
Lease financing	4,924	5,055
Other commercial and industrial	37,392	31,201

Total Australia	219,754	194,462

Overseas
Government and public authorities	380	216
Agriculture, forestry and fishing	3,094	3,372
Financial, investment and insurance	8,003	7,027
Real estate:
Mortgage (1)	22,287	20,765
Construction (2)	268	271
Personal	521	552
Lease financing	139	195
Other commercial and industrial	7,526	4,624

Total Overseas	42,218	37,022

Gross loans, Advances and Other Receivables	261,972	231,484

Provisions for bad debts, unearned income, interest reserved and unearned tax remissions on leveraged leases (3)	(2,796)	(3,138)

Net Loans, Advances and Other Receivables	259,176	228,346

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	Interest reserved not recognised under AIFRS from 1 July 2005.
174     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 17 Asset Quality
Impaired Assets
The Group follows the Australian disclosure requirements for impaired assets contained in AASB 130: Disclosures in the Financial Statements of Banks and similar Financial Institutions.
There are three classifications of impaired assets:
(a) Non Performing comprising:
•	Any credit risk facility against which an individually assessed provision for impairment has been raised;

•	Any credit risk facility maintained on a cash basis because of significant deterioration in the financial position of the borrower; and

•	Any credit risk facility where loss of principal or interest is anticipated.
All interest charged in the relevant financial period that has not been received in cash is reversed from profit and loss when facilities become classified as non-performing. Interest on these facilities is then only taken to profit if received in cash.
(b) Restructured Facilities, comprising:
•	Credit risk facilities on which the original contractual terms have been modified due to financial difficulties of the borrower. Interest on these facilities is taken to profit and loss. Failure to comply fully with the modified terms will result in immediate reclassification to non-performing.
(c) Assets Acquired through Security Enforcement (AATSE), comprising:
•	Other Real Estate Owned (OREO), comprising real estate where the Group assumed ownership or foreclosed in settlement of a debt; and

•	Other Assets Acquired through Securities Enforcement (OAATSE), comprising assets other than real estate where the Group has assumed ownership or foreclosed in settlement of a debt.

	2006	2005
	%	%

Impaired Asset Ratios
Gross impaired asset ratios net of interest reserved as a % of risk weighted assets	0.15	0.20
Net impaired assets as % of:
Risk weighted assets	0.07	0.12
Total Shareholders’ Equity	0.73	0.97

Colonial State Bank
Indemnified Loan Book
Pursuant to the Sale Agreement between Colonial and the New South Wales Government, Colonial State Bank’s loan book as at 31 December 1994 and any further loan losses (including interest) arising are indemnified by the NSW Government. This indemnity is to the extent of 90% of the losses after an initial $60 million (which was provided for by the Colonial State Bank as at 31 December 1994).
All loans (other than impaired loans) were covered for a period of three years from 31 December 1994 and for the duration of the loan in the case of impaired loans so classified as at 31 December 1997. The sale agreement also allows for loans to be withdrawn from the indemnity provided the withdrawal is approved by Colonial Sate Bank and the NSW Government and the due processes followed.
Pursuant to the agreement, the costs of funding and managing non-performing loans that are covered by the loan indemnities are reimbursed by the NSW Government on a quarterly basis.
Commonwealth Bank of Australia Form 20-F 2006     175

Notes to the Financial Statements
Note 17 Asset Quality (continued)
Impaired Assets
The following table sets out the Group’s impaired assets as at 30 June 2005 and 2006.

	Group
	2006	2005
	$M	$M

Australia
Non-Performing loans:
Gross balances	312	381
Less interest reserved (1)	—	(19)

Gross balances (net of interest reserved)	312	362
Less provisions for impairment	(166)	(144)

Net Non-Performing Loans	146	218

Restructured loans:
Gross balances	—	—
Less interest reserved (1)	—	—

Gross balances (net of interest reserved)	—	—
Less specific provisions	—	—

Net Restructured Loans	—	—

Assets Acquired Through Security Enforcement (AATSE):
Gross balances	—	—
Less provisions for impairment	—	—

Net AATSE	—	—

Net Australian Impaired assets	146	218

Overseas
Non-Performing loans
Gross balances	14	14
Less interest reserved (1)	—	—

Gross balances (net of interest reserved)	14	14
Less provisions for impairment	(5)	(13)

Net Non-Performing Loans	9	1

Restructured loans:
Gross balances	—	—
Less interest reserved (1)	—	—

Gross balances (net of interest reserved)	—	—
Less specific provisions	—	—

Net Restructured Loans	—	—

Asset Acquired Through Security Enforcement (AATSE)
Gross Balance	—	—
Less provisions for impairment	—	—

Net AATSE	—	—

Net overseas impaired assets	9	1

Total Net Impaired Assets	155	219

(1)	Interest reserved not recognised under AIFRS from 1 July 2005.
176     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 17 Asset Quality (continued)
Movement in Impaired Asset Balances
The following table provides an analysis of the movement in the gross impaired asset balances for Financial Years 2005 and 2006.

	Group
	2006	2005
Gross Impaired Assets	$M	$M

Gross impaired assets at beginning of period	395	363
New and increased	745	769
Balances written off	(450)	(350)
Returned to performing or repaid	(364)	(387)

Gross Impaired Assets at Period End	326	395

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired assets summary.

	Group
	2006	2005
Loans Performing Past Due 90 Days or More	$M	$M

Housing loans	155	183
Other loans	137	119

Total Loans Performing Past Due	292	302

	Group
	2006	2005
Net Interest Forgone on Impaired Assets	$M	$M

Australia non-performing facilities	11	13
Overseas non-performing facilities	—	—

Total Interest Forgone	11	13

	Group
	2006	2005
Interest Taken to Profit on Impaired Assets	$M	$M

Australia
Non-performing facilities	11	9
Restructured facilities	—	—
Overseas
Non-performing facilities	—	—
Other real estate owned	—	—

Total Interest Taken to Profit	11	9

Commonwealth Bank of Australia Form 20-F 2006     177

Notes to the Financial Statements
Note 17 Asset Quality (continued)
Impaired Assets

	Group
	Australia	Overseas	Total	Australia	Overseas	Total
	2006	2006	2006	2005	2005	2005
	$M	$M	$M	$M	$M	$M

Non-Performing Loans
With provisions	172	10	182	235	14	249
Without provisions	140	4	144	146	—	146

Gross balances	312	14	326	381	14	395
Less interest reserved (1)	—	—	—	(19)	—	(19)

Net balances	312	14	326	362	14	376
Less provisions for impairment	(166)	(5)	(171)	(144)	(13)	(157)

Net Non-Performing Loans	146	9	155	218	1	219

Restructured Loans
Gross balances	—	—	—	—	—	—
Less interest reserved (1)	—	—	—	—	—	—

Net balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—	—

Other Real Estate Owned (OREO) (2)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OREO	—	—	—	—	—	—

Other Assets Acquired Through Security Enforcement (OAATSE) (2)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OAATSE	—	—	—	—	—	—

Total Impaired Assets
Gross balances	312	14	326	381	14	395
Less interest reserved	—	—	—	(19)	—	(19)

Net balances	312	14	326	362	14	376
Less provisions for impairment	(166)	(5)	(171)	(144)	(13)	(157)

Net Impaired Assets	146	9	155	218	1	219

Non-Performing Loans by Size of Loan
Less than $1 million	140	11	151	119	13	132
$1 million to $10 million	125	3	128	116	1	117
Greater than $10 million	47	—	47	146	—	146

Total	312	14	326	381	14	395

Performing Loans 90 days past due or more (3)	250	42	292	267	35	302

(1)	Interest reserved not recognised under AIFRS from 1 July 2005.

(2)	Other real estate owned and other assets acquired through security enforcement are sold through the Bank’s existing disposal processes. These processes are expected to take no longer than 6 months.

(3)	Comprising loans less than $250,000 in accordance with regulatory returns to APRA. They are not classified as Impaired Assets and therefore are not included within Impaired Assets.
178     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 18 Shares in and Loans to Controlled Entities

	Bank
	2006	2005
	$M	$M

Shares in controlled entities	21,619	17,634
Loans to controlled entities	14,531	11,527

Total Shares in and Loans to Controlled Entities	36,150	29,161

Note 19 Investment Property

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Investment Property	258	252	—	—

Investment properties are carried at fair value with changes in fair value recognised in profit and loss. The fair value of investment properties is based on valuations performed by an independent valuer who holds a recognised and relevant professional qualification and has recent experience in the location and category of investment property being valued.
This investment represents a 50% interest in a long-term freehold lease over property.
Amounts recognised in profit and loss relating to the investment property

	Group
	2006	2005
	$M	$M

Rental income (1)	17	15
Net gains or losses from fair value adjustments (1)	6	—
Direct operating expenses (2)	(2)	(2)

Total	21	13

(1)	This income is disclosed as part of Other Operating Income – Other in Note 2

(2)	This expense is disclosed as part of Other Operating Income – Other in Note 2

	Group
	2006	2005
Investment Property (reconciliation)	$M	$M

Opening balance	252	252
Net gains or losses from fair value adjustments	6	—

Closing balance	258	252

Commonwealth Bank of Australia Form 20-F 2006     179

Notes to the Financial Statements
Note 20 Property, Plant and Equipment

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Land and Buildings
Land
At 30 June 2006 valuation	199	—	182	—
At 30 June 2005 valuation	—	174	—	159

Closing balance	199	174	182	159

Buildings
At 30 June 2006 valuation	288	—	263	—
At 30 June 2005 valuation	—	293	—	257

Closing balance	288	293	263	257

Total Land and Buildings	487	467	445	416

Leasehold Improvements
At cost	732	702	633	582
Provision for depreciation	(416)	(409)	(362)	(337)

Closing balance	316	293	271	245

Equipment
At cost	794	735	511	406
Provision for depreciation	(505)	(486)	(301)	(253)

Closing balance	289	249	210	153

Assets under Lease
At cost	238	124	100	—
Provision for depreciation	(17)	(8)	—	—

Closing balance	221	116	100	—

Assets held for sale
At 30 June 2006 valuation	1	—	1	—
At 30 June 2005 valuation	—	7	—	7

Closing balance	1	7	1	7

Total Property, Plant and Equipment	1,314	1,132	1,027	821

Assets held for sale comprise:
Land	—	5	—	5
Buildings	1	2	1	2

Total Assets Held For Sale	1	7	1	7

Land and buildings are carried at fair value based on independent valuations performed in 2006, refer Note 1 (s). Under the cost model these assets would have been recognised at the carrying amount outlined in the table below.

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Carrying Amount of Land and Buildings under the Cost Model:
Land	125	119	122	115
Buildings	225	229	210	201

Total Land and Buildings	350	348	332	316

180     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 20 Property, Plant and Equipment (continued)
Reconciliation of the carrying amount of Property, Plant and Equipment at the beginning and end of the Financial Years 2006 and 2005.

	Group		Bank
	2006	2005	2006	2005
Reconciliation	$M	$M	$M	$M

Land
Opening balance	174	172	159	159
Acquisitions	9	—	8	—
Disposals/transfers to “Assets held-for-sale”	5	(11)	5	(11)
Disposals	(6)	—	(6)	—
Net revaluations	19	13	16	11
FX translation adjustment	(2)	—	—	—

Closing balance	199	174	182	159

Buildings
Opening balance	293	288	257	250
Acquisitions	38	22	35	22
Acquisitions attributed to business combinations	2	—	—	—
Disposals/transfers to “Assets held-for-sale”	(13)	(11)	1	(12)
Disposals	(7)	—	(6)	—
Net revaluations	(1)	15	(3)	17
Depreciation	(22)	(21)	(21)	(20)
FX translation adjustment	(2)	—	—	—

Closing balance	288	293	263	257

Leasehold Improvements
Opening balance	293	281	245	235
Acquisitions	87	78	77	62
Acquisitions attributed to business combinations	9	—	—	—
Disposals	(6)	(8)	(5)	(6)
Transfers	(7)	—	—	—
Depreciation	(56)	(58)	(46)	(46)
FX translation adjustment	(4)	—	—	—

Closing balance	316	293	271	245

Equipment
Opening balance	249	191	153	108
Adjustment to opening balance	(1)	—	(1)	—
Acquisitions	136	115	109	80
Disposals/transfers	(13)	12	—	—
Depreciation	(80)	(69)	(51)	(35)
FX translation adjustment	(2)	—	—	—

Closing balance	289	249	210	153

Assets Under Lease
Opening balance	116	75	—	—
Acquisitions	114	71	100	—
Disposals/transfers	—	(22)	—	—
Depreciation	(9)	(8)	—	—

Closing balance	221	116	100	—

Commonwealth Bank of Australia Form 20-F 2006     181

Notes to the Financial Statements
Note 21 Intangible Assets

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Intangible Assets
Goodwill	7,200	7,214	2,522	2,522
Computer software costs	229	182	212	153
Other	380	260	4	—

Total Intangible Assets	7,809	7,656	2,738	2,675

Goodwill
Purchased goodwill – Colonial	6,705	6,705	2,229	2,229
Purchased goodwill – other	495	509	293	293

Total goodwill	7,200	7,214	2,522	2,522

Computer Software Costs
Cost	290	206	268	172
Accumulated amortisation	(61)	(24)	(56)	(19)

Total computer software costs	229	182	212	153

Other (1)
Cost	393	267	4	—
Accumulated amortisation	(13)	(7)	—	—

Total other	380	260	4	—

Goodwill (reconciliation)
Opening balance	7,214	7,184	2,522	2,522
Additions	7	30	—	—
Impairment	(21)	—	—	—

Closing balance	7,200	7,214	2,522	2,522

Computer Software Costs (reconciliation)
Opening balance	182	107	153	78
Additions:
From internal development	90	92	95	87
Amortisation	(43)	(17)	(36)	(12)

Closing balance	229	182	212	153

Other (reconciliation)
Opening balance	260	250	—	—
Additions:
From acquisitions	126	13	4	—
Amortisation	(6)	(3)	—	—

Closing balance	380	260	4	—

(1)	Other principally comprises customer lists and $311 million of management fee rights. Management fee rights have an indefinite useful life under the contractual terms of the management agreements and are subject to an independent valuation for impairment testing purposes. No impairment was required as a result of this valuation.
182     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 21 Intangible Assets (continued)
Segment Allocation of Goodwill
The Group’s carrying amount of goodwill for each segment of business is shown below.

	Group
	2006	2005
Segment	$M	$M

Banking (1)	4,360	4,353
Funds Management (2)	2,267	2,288
Insurance (2)	573	573

Total	7,200	7,214

(1)	The allocation to banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2)	The allocation to funds management and insurance principally related to the goodwill on acquisition of Colonial.
Impairment Tests for Goodwill and Intangible Assets with Indefinite Lives
Goodwill has been allocated for impairment testing purposes to cash-generating units in the following business segments: Banking, Funds Management and Insurance. Under AASB 136 a cash-generating unit to which goodwill has been allocated shall be tested for impairment annually.
Whenever the cash-generating unit is impaired, the carrying amounts containing goodwill are written down to the recoverable amount that has been determined based on net selling price less costs to sell, using an applicable earnings multiple.

Group
At 30 June 2006
		Funds	Funds	Australian
	Australian	Management	Management	Life	New Zealand	New Zealand
	Retail Banking	(Excluding Property)	(Property)	Insurance	Banking	Life Insurance
	$M	$M	$M	$M	$M	$M

Carrying amount of goodwill	4,149	2,189	78	131	211	442

Key Assumptions Used in Selling Price less Cost to Sell Calculations
Earnings multiples relating to the Group’s Banking cash-generating units are sourced from publicly available data associated with valuations performed on recent businesses displaying similar characteristics to the Group’s Banking cash-generating units, and are applied to current earnings.
Life Insurance (Australian and New Zealand) and Funds Management cash-generating units are valued via an actuarial assessment.
The key assumptions used when completing the actuarial assessment included new business multiples, discount rates, valuation allowances for franking credits, investment market returns, mortality, morbidity, persistency and expense inflation. These have been determined by reference to historical company and industry experience and publicly available data.

		Group			Bank
		2006		2005	2006		2005
Note 22 Other Assets	Note	$M		$M	$M		$M

Accrued interest receivable		1,346		1,197	1,329		1,503
Shares in other companies		n/a		267	n/a		133
Defined benefit superannuation plan surplus	44	1,228		717	1,228		717
Accrued fees/reimbursements receivable		669		641	385		507
Securities sold not delivered		1,088		907	659		625
Unrealised gains on trading derivatives	43	n/a	(1)	12,144	n/a	(1)	12,043
Intergroup current tax receivable		—		—	217		55
Intergroup deferred tax receivable		—		—	—	(2)	549
Other		810		1,561	806		1,022

Total Other Assets		5,141		17,434	4,624		17,154

(1)	Under AIFRS, a gain or loss on trading derivatives, including unrealised amounts, is recognised immediately in profit or loss.

(2)	For 2005, UIG Abstract 52 required current and deferred taxes under tax funding arrangements for tax consolidated subsidiaries to be recognised as inter-company balances. For 2006, UIG Interpretation 1052 requires subsidiaries in a tax consolidated group to recognise deferred taxes relating to temporary differences.
Commonwealth Bank of Australia Form 20-F 2006     183

Notes to the Financial Statements
Note 23 Deposits and Other Public Borrowings

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Australia
Certificates of deposit	18,185	16,041	18,185	16,041
Term deposits	43,210	41,582	41,611	39,993
On demand and short term deposit	81,547	75,407	83,913	75,806
Deposits not bearing interest	5,872	5,823	5,876	5,853
Securities sold under agreements to repurchase and short sales	1,380	2,258	1,380	2,258

Total Australia	150,194	141,111	150,965	139,951

Overseas
Certificates of deposit	959	3,105	959	386
Term deposits	13,790	13,617	3,922	2,998
On demand and short term deposits	7,088	8,633	71	113
Deposits not bearing interest	1,166	1,155	9	5
Securities sold under agreements to repurchase and short sales	30	405	30	405

Total Overseas	23,033	26,915	4,991	3,907

Total Deposits and Other Public Borrowings	173,227	168,026	155,956	143,858

Maturity Distribution of Certificates of Deposit and Time Deposits
The following table sets forth the maturity distribution of the Group’s certificates of deposit and time deposits as at 30 June 2006.

	Group
	At 30 June 2006
	Maturing	Maturing	Maturing	Maturing
	Three Months	Between Three	Between Six &	After
	or Less	& Six Months	Twelve Months	Twelve Months	Total
	$M	$M	$M	$M	$M

Australia
Certificates of deposit (1)	12,605	1,769	2,388	1,423	18,185
Time deposits	26,137	7,401	8,447	1,225	43,210

Total Australia	38,742	9,170	10,835	2,648	61,395

Overseas
Certificates of deposit (1)	551	17	390	1	959
Time deposits	9,479	2,482	1,273	377	13,611

Total Overseas	10,030	2,499	1,663	378	14,570

Total Certificates of Deposit and Time Deposits	48,772	11,669	12,498	3,026	75,965

(1)	All certificates of deposit issued by the Bank are for amounts greater than $100,000.
184     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 24 Payables to Other Financial Institutions

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Australia	3,354	2,708	3,353	2,712
Overseas	7,830	5,315	7,778	5,257

Total Payables to Other Financial Institutions	11,184	8,023	11,131	7,969

Note 25 Liabilities at Fair Value through Income Statement

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Deposits and other borrowings	8,238		2,085
Debt instruments	5,573		—

Total Liabilities at Fair Value through Income Statement (1)	13,811	n/a	2,085	n/a

(1)	Liabilities at fair value through Income Statement have been designated to this category at inception as they are managed on a fair value basis by the Group. Designating these liabilities at fair value through Income Statement has also eliminated an accounting mismatch created by measuring assets and liabilities on a different basis.
Due to the Bank’s constant credit rating over the period there was no change in the fair value of liabilities that is not attributable to changes in benchmark interest rates. The increment on top of the carrying amount that the Group would be contractually required to pay at maturity to the holder of these financial liabilities is $99 million.
Note 26 Income Tax Liability

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Australia
Current tax liability	368	808	329	757
Deferred tax liability (Note 5)	1,234	861	640	872

Total Australia	1,602	1,669	969	1,629

Overseas
Current tax liability	10	25	5	7
Deferred tax liability (Note 5)	102	60	—	—

Total Overseas	112	85	5	7

Total Income Tax Liability	1,714	1,754	974	1,636

Commonwealth Bank of Australia Form 20-F 2006     185

Notes to the Financial Statements
Note 27 Other Provisions

		Group		Bank
		2006	2005	2006	2005
	Note	$M	$M	$M	$M

Provision for:
Long service leave		280	296	267	285
Annual leave		186	146	167	126
Other employee entitlements		66	58	66	62
Which new Bank costs		—	91	—	91
Restructuring costs		37	18	37	18
General insurance contract outstanding claims		85	100	—	—
Self insurance/non-lending losses		90	66	87	66
Dividends	6	6	14	6	14
Other		71	82	60	41

Total Other Provisions		821	871	690	703

	Group		Bank
	2006	2005	2006	2005
Reconciliation	$M	$M	$M	$M

Which new Bank costs:
Opening balance	91	208	91	208
Transfers	(46)	(20)	(46)	(20)
Amounts utilised during the year	(45)	(97)	(45)	(97)

Closing balance	—	91	—	91

Restructuring costs:
Opening balance	18	—	18	—
Additional provisions	37	22	37	22
Amounts utilised during the year	(18)	(4)	(18)	(4)

Closing balance	37	18	37	18

General insurance claims:
Opening balance	100	79	—	—
Additional provisions	32	61	—	—
Amounts utilised during the year	(47)	(40)	—	—

Closing balance	85	100	—	—

Self insurance/non-lending losses:
Opening balance	66	60	66	59
Additional provisions	26	34	23	34
Amounts utilised during the year	(2)	(28)	(2)	(27)

Closing balance	90	66	87	66

Other:
Opening balance	82	122	41	49
Additional provisions	59	29	54	24
Amounts utilised during the year	(66)	(69)	(35)	(32)
FX translation adjustment	(4)	—	—	—

Closing balance	71	82	60	41

Provision Commentary
Which new Bank Provision
This provision was raised to provide for the implementation of the Which new Bank initiative (refer Note 1 (aa)) which was completed in 2006.
Restructuring costs
This provision was raised to provide for Bank restructures as outlined in Note 1 (aa). This is expected to be utilised by the end of 2008.
General Insurance Claims
This provision is to cover future claims on general insurance contracts that have been incurred but not reported.
Self Insurance and Non-Lending Losses
This provision covers certain non-lending losses and non-transferred insurance risk. The provision is reassessed annually in consultation with actuarial advice.
186     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 28 Debt Issues

	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Short Term Debt Issues	22,838	26,864	11,034	9,500
Long Term Debt Issues	55,753	43,901	41,164	31,187

Total Debt Issues	78,591	70,765	52,198	40,687

Short Term Debt Issues
AUD Promissory Notes	1,081	1,214	—	—
AUD Bank Bills	505	624	—	—
US Commercial Paper	6,861	10,661	—	—
Euro Commercial Paper	4,248	4,976	4,248	3,065
Other	6	—	6	—
Long Term Debt Issues with less than one year to maturity	10,137	9,389	6,780	6,435

Total Short Term Debt Issues	22,838	26,864	11,034	9,500

Long Term Debt Issues
USD Medium Term Notes	29,475	22,967	27,172	15,680
AUD Medium Term Notes	12,479	7,122	4,232	6,272
JPY Medium Term Notes	1,785	868	1,785	692
GBP Medium Term Notes	4,088	4,401	2,084	2,736
Other Currencies Medium Term Notes	5,102	6,596	4,897	5,807
Offshore Loans (all JPY)	147	—	147	—
Develop Australia bonds (all AUD)	217	—	—	—
Eurobonds	2,460	1,947	847	—

Total Long Term Debt Issues	55,753	43,901	41,164	31,187

Maturity Distribution of Debt Issues
Less than 3 months	8,138	12,443	5,640	6,006
Between 3 months to 12 months	14,700	17,681	5,394	3,493
Between 1 year and 5 years	40,874	30,656	30,428	21,320
Greater than 5 years	14,879	9,985	10,736	9,868

Total Debt Issues	78,591	70,765	52,198	40,687

The Bank has a Euro Medium Term Note program under which it may issue notes up to an aggregate amount outstanding of USD35 billion. The Bank also has a US Medium Term Note program under which it may issue notes up to an aggregate amount outstanding of USD15 billion. Notes issued under these programs are both fixed and variable rate. Interest rate risk associated with the notes is incorporated within the Bank’s interest rate risk framework.
Subsequent to 30 June 2006, the Bank has issued:
•	USD medium term notes: between 1 and 5 years – USD 60 million (AUD 81 million); greater than 5 years – USD 258 million (AUD 347 million);

•	CHF medium term notes: between 1 and 5 years — CHF 200 million (AUD 218 million);

•	EUR medium term notes: greater than 5 years — EUR 5 million (AUD 8 million);

•	JPY medium term notes: between 1 and 5 years — JPY 25 billion (AUD 297 million); greater than 5 years — JPY 1.5 billion (AUD 18 million);

•	NZD medium term notes: between 1 and 5 years — NZD 10 million (AUD 8 million);

•	AUD medium term notes: between 1 and 5 years – AUD 6 million;

•	GBP medium term notes: greater than 5 years – GBP 3 million (AUD 7 million); and

•	HKD medium term notes: between 1 and 5 years – HKD 380 million (AUD 66 million).
Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the functional currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.
Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swap or other hedge arrangements have been entered into.
Commonwealth Bank of Australia Form 20-F 2006     187

Notes to the Financial Statements
Note 28 Debt Issues (continued)
Short Term Borrowings
The following table analyses the Group’s short term borrowings for the Financial Years ended 30 June 2005 and 2006.

	Group
	2006	2005
		(AUD Millions, except where
		indicated)

US Commercial Paper
Outstanding at period end (1)	6,861	10,661
Maximum amount outstanding at any month end (2)	13,717	10,698
Approximate average amount outstanding	9,754	10,341
Approximate weighted average rate on:
Average amount outstanding	4.4%	1.2%
Outstanding at period end	5.2%	1.5%

Euro Commercial Paper
Outstanding at period end (1)	4,248	4,976
Maximum amount outstanding at any month end (2)	4,441	6,146
Approximate average amount outstanding (2)	3,177	3,800
Approximate weighted average rate on:
Average amount outstanding	4.4%	2.2%
Outstanding at period end	5.2%	2.8%

Other Commercial Paper
Outstanding period end (1)	1,592	1,838
Maximum amount outstanding at any month end (2)	2,665	2,110
Approximate average amount outstanding (2)	1,880	1,790
Approximate weighted average rate on:
Average amount outstanding	6.3%	5.8%
Outstanding at period end	6.4%	5.7%

(1)	The amount outstanding at period end is reported on a book value basis (amortised cost).

(2)	The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any differences between face value and book value would not be material given the short term nature of the borrowings.

		As at	As at
		30 June	30 June
Exchange Rates Utilised	Currency	2006	2005

AUD 1.00 =	USD	0.7428	0.7643
	EUR	0.5848	0.6313
	GBP	0.4053	0.4223
	JPY	85.276	84.165
	NZD	1.214	1.090
	HKD	5.770	5.940
	CAD	0.8247	0.9399
	CHF	0.917	0.978
	IDR	6,880	7,425
	THB	28.355	31.531
	FJD	1.304	1.301

188     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 28 Debt Issues (continued)
Guarantee Arrangements
Commonwealth Bank of Australia
The due payment of all monies payable by the Bank was guaranteed by the Commonwealth of Australia under section 117 of the Commonwealth Banks Act 1959 (as amended) at 30 June 1996. This guarantee has been progressively phased out following the sale of the Commonwealth of Australia’s shareholding in the Bank on 19 July 1996.
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
Commonwealth Development Bank
On 24 July 1996, the Commonwealth of Australia sold its 8.1% shareholding in the Commonwealth Development Bank of Australia Limited (CDBL) to the Bank for $12.5 million.
Under the arrangements relating to the purchase by the Bank of the Commonwealth of Australia’s shareholding in the CDBL:
•	All lending assets as at 30 June 1996 have been quarantined in CDBL, consistent with the charter terms on which they were written;

•	The CDBL’s liabilities continue to remain guaranteed by the Commonwealth of Australia; and

•	CDBL ceased to write new business or incur additional liabilities from 1 July 1996. From that date, new business that would have previously been written by CDBL is being written by the rural arm of the Bank.
The due payment of all monies payable by CDBL to a person other than the Commonwealth of Australia is guaranteed by the Commonwealth of Australia under Section 117 of the Commonwealth Banks Act 1959 (as amended). This guarantee will continue to be provided by the Commonwealth of Australia whilst quarantined assets are held. The value of the liabilities under the guarantee will diminish as quarantined assets reach maturity and are repaid.
State Bank of NSW (also known as Colonial State Bank)
The enabling legislation for the sale of the State Bank of New South Wales Limited (SBNSW), the State Bank (Privatisation) Act 1994 — Section 12 and the State Bank (Corporatisation) Act 1989 - Section 12 (as amended), provides in general terms for a guarantee by the NSW Government in respect of all funding liabilities and off Balance Sheet products (other than demand deposits) incurred or issued prior to 31 December 1997 by SBNSW until maturity and a guarantee for demand deposits accepted by SBNSW up to 31 December 1997. Other obligations incurred before 31 December 1994 are also guaranteed to their maturity. On 4 June 2001 Commonwealth Bank of Australia became the successor in law to SBNSW pursuant to the Financial Sector Transfer of Business Act 1999. The NSW Government guarantee of the liabilities and products as described above continues unchanged by the succession.

	Group				Bank
	2006	2005		2006	2005
	$M	$M		$M	$M

Managed funds units on issue	1,109	—	(1)	—	—

(1)	Reclassified from Minority Interests under AIFRS, refer Note 34.
Managed funds units on issue represent the liability to minority interest unit holders in funds which have been consolidated by the Group.
Commonwealth Bank of Australia Form 20-F 2006     189

Notes to the Financial Statements
Note 30 Bills Payable and Other Liabilities

	Group				Bank
		2006	2005	2006	2005
	Note	$M	$M	$M	$M

Bills payable		830	928	773	863
Accrued interest payable		1,587	1,435	1,408	1,226
Accrued fees and other items payable		1,408	1,256	1,057	860
Defined benefit superannuation plan deficit	44	65	79	65	79
Securities purchased not delivered		1,097	1,065	655	796
Unrealised losses on trading derivatives	43	n/a	11,914	n/a	11,854
Intergroup deferred tax payable		—	—	—	60
Other liabilities		1,066	874	341	999

Total Bills Payable and Other Liabilities		6,053	17,551	4,299	16,737

Note 31 Loan Capital

				Group			Bank
				2006	2005	2006	2005
		Currency Amount (M)	Footnotes	$M	$M	$M	$M

Tier 1 Loan Capital
Exchangeable	FRN	USD38	(1)	50	49	50	49
Exchangeable	FRN	USD71	(2)	96	124	96	124
Undated	FRN	USD100	(3)	135	131	135	131
Undated	TPS	USD550	(4)	740	—	740	719
Undated	PERLS II	AUD750	(5)	750	—	750	—
Undated	PERLS III	AUD1,166	(6)	1,166	—	1,166	—
Undated	TPS	USD700	(7)	—	—	942	—

Total Tier 1 Loan Capital				2,937	304	3,879	1,023

Tier 2 Loan Capital
Extendible	FRN	AUD275	(8)	275	275	275	275
Subordinated	FRN	AUD25	(9)	25	25	25	25
Subordinated	Notes	USD300	(10)	404	549	404	549
Subordinated	EMTN	JPY20,000	(11)	235	216	235	216
Subordinated	EMTN	USD400	(12)	539	501	539	501
Subordinated	EMTN	GBP200	(13)	493	408	493	408
Subordinated	EMTN	JPY30,000	(14)	352	387	352	387
Subordinated	Notes	AUD130	(15)	—	130	—	130
Subordinated	Notes	USD350	(16)	471	536	471	536
Subordinated	EMTN	GBP150	(17)	370	373	370	373
Subordinated	MTN	AUD300	(18)	300	300	300	300
Subordinated	FRN	AUD200	(18)	200	200	200	200
Subordinated	EMTN	JPY10,000	(19)	117	127	117	127
Subordinated	EMTN	USD500	(20)	673	711	673	711
Subordinated	FRN	AUD300	(21)	300	300	300	300
Subordinated	EMTN	EUR300	(22)	513	501	513	501
Subordinated	EMTN	USD61	(23)	81	126	81	126
Subordinated	Notes	NZD350	(24)	288	322	288	322
Subordinated	EMTN	JPY10,000	(25)	117	—	117	—
Subordinated	FRN	AUD300	(26)	300	—	300	—
Subordinated	EMTN	CAD300	(27)	364	—	364	—
Subordinated	Loan	JPY5,000	(28)	59	—	59	—
Subordinated	EMTN	USD200	(29)	269	—	269	—
Subordinated	Notes	NZD183	(30)	151	—	—	—

Total Tier 2 Loan Capital				6,896	5,987	6,745	5,987

Fair value hedge and
effective yield adjustments				62	—	64	—

Total Loan Capital				9,895	6,291	10,688	7,010

190     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 31 Loan Capital (continued)
(1) USD 300 million undated Floating Rate Notes (FRNs) issued 11 July 1988 exchangeable into dated FRNs.
Outstanding notes at 30 June 2006 were:

Due July 2006	:	USD32.5 million
Undated	:	USD5 million
Subsequent to 30 June 2006, the notes due July 2006 have been switched into undated notes.
(2) USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs. USD24 million matured in February 2006.
Outstanding notes at 30 June 2006 were:

Due February 2008	:	USD7 million
Due February 2011	:	USD64 million
(3) USD 100 million undated capital notes issued on 15 October 1986. The Bank has entered into separate agreements with the Commonwealth of Australia relating to each of the above issues (the “Agreements”) which qualify the issues as Tier One capital.
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
(4) TPS 2003
On 6 August 2003 a wholly owned entity of the Bank issued USD 550 million of perpetual non-call 12 year trust preferred securities into the US capital markets. Each trust preferred security represents a beneficial ownership interest in the assets of CBA Capital Trust. The sole assets of CBA Capital Trust are the funding preferred securities issued by CBA Funding Trust, which represent preferred beneficial ownership interests in the assets of CBA Funding Trust, and a limited CBA guarantee.
CBA Funding Trust applied all of the proceeds from the sale of the funding preferred securities to purchase the convertible notes from the Bank’s New Zealand Branch.
The trust preferred securities provide for a semi-annual cash distribution in arrears at the annual rate of 5.805%. The distributions on the trust preferred securities are non-cumulative. CBA Capital Trust’s ability to pay distributions on the trust preferred securities is ultimately dependent upon the ability of CBA to make interest payments on the convertible notes.
The Bank’s New Zealand branch will make interest payments on the convertible notes only if and when declared by the board of directors of CBA. The board of directors is not permitted, unless approved by APRA, to declare interest.
If interest is not paid on the convertible notes on an interest payment date, holders will not receive a distribution on the trust preferred securities and, unless at the time of the non-payment the Bank is prevented by applicable law from issuing the CBA preference shares, convertible notes will automatically convert into CBA preference shares, which will result in mandatory redemption of trust preferred securities for American Depository Shares (“ADS”).
No later than 35 business days prior period to June 30, 2015, holders may deliver a notice to CBA requiring it to exchange each trust preferred securities for CBA ordinary shares. The Bank may satisfy the obligation to deliver ordinary shares in exchange for the trust preferred securities by either delivering the applicable number of ordinary shares or by arranging for the sale of the trust preferred securities at par and delivering the proceeds to the holder. Subject to the approval of APRA, holders may exchange trust preferred securities for the Bank’s ordinary shares earlier than June 30, 2015 if, prior to that date, a takeover bid or scheme of arrangement in relation to a takeover has occurred.
If CBA Capital Trust is liquidated, dissolved or wound up and its assets are distributed, for each trust preferred security owned, the holder is entitled to receive the stated liquidation amount of US$1,000, plus the accrued but unpaid distribution for the then current distribution period. Holders may not receive the full amount payable on liquidation if CBA Capital Trust does not have enough funds.
The trustees of CBA Capital Trust can elect to dissolve CBA Capital Trust and distribute the funding preferred securities if at any time certain changes in tax law or other tax-related events or the specified changes in US investment company law occur.
Neither the trust preferred securities nor the funding preferred securities can be redeemed at the option of their holders. Other than in connection with an acceleration of the principal of the convertible notes upon the occurrence of an event of default, neither the trust preferred securities nor the funding preferred securities are repayable in cash unless the Bank’s New Zealand branch, at its sole option, redeems the convertible notes.
Commonwealth Bank of Australia Form 20-F 2006     191

Notes to the Financial Statements
Note 31 Loan Capital (continued)
The Bank’s New Zealand branch may redeem the convertible notes for cash: before June 30, 2015, in whole, but not in part, and only if the specified changes in tax law or other tax-related events, the specified changes in US investment company law and, changes in the “Tier 1’’ regulatory capital treatment of the convertible notes, or certain corporate transactions involving a takeover bid or a scheme of arrangement in relation to a takeover described in this offering memorandum occur; and at any time on or after June 30, 2015. The Bank’s New Zealand branch must first obtain the approval of APRA to redeem the convertible notes for cash.
CBA guarantees:
•	semi-annual distributions on the funding preferred securities by CBA Funding Trust to CBA Capital Trust to the extent CBA Funding Trust has funds available for distribution;

•	semi-annual distributions on the trust preferred securities by CBA Capital Trust to the extent CBA Capital Trust has funds available for distribution;

•	the redemption amount due to CBA Capital Trust if CBA Funding Trust is obligated to redeem the funding preferred securities for cash and to the extent CBA Funding Trust has funds available for payment;

•	the redemption amount due if CBA Capital Trust is obligated to redeem the trust preferred securities for cash and to the extent CBA Capital Trust has funds available for payment;

•	the delivery of ADSs to CBA Capital Trust by CBA Funding Trust if CBA Funding Trust is obligated to redeem the funding preferred securities for ADSs and to the extent that CBA Funding Trust has ADSs available for that redemption;

•	the delivery of ADSs by CBA Capital Trust if CBA Capital Trust is obligated to redeem the trust preferred securities for ADSs and to the extent that CBA Capital Trust has ADSs available for that redemption;

•	the delivery of funding preferred securities by CBA Capital Trust upon dissolution of CBA Capital Trust as a result of a tax event or an event giving rise to a more than insubstantial risk that CBA Capital Trust is or will be considered an investment company which is required to be registered under the Investment Company Act.

•	the payment of the liquidation amount of the funding preferred securities if CBA Funding Trust is liquidated, to the extent that CBA Funding Trust has funds available after payment of its creditors; and

•	the liquidation amount of the trust preferred securities if CBA Capital Trust is liquidated, to the extent that CBA Capital Trust has funds available after payment of its creditors.
The CBA guarantee does not cover the non-payment of distributions on the funding preferred securities to the extent that CBA Funding Trust does not have sufficient funds available to pay distributions on the funding preferred securities.
Trust preferred securities have limited voting rights.
Trust preferred securities have the right to bring a direct action against the Bank if:
•	the Bank’s New Zealand branch does not pay interest on or the redemption price of the convertible notes to CBA Funding Trust in accordance with their terms;

•	the Bank’s New Zealand branch does not deliver ADSs representing CBA preference shares to CBA Funding Trust in accordance with the terms of the convertible notes;

•	the Bank does not perform its obligations under its guarantees with respect to the trust preferred securities and the funding preferred securities; or

•	the Bank does not deliver cash or ordinary shares on June 30, 2015
(5) PERLS II
On 6 January 2004 a wholly owned entity of the Bank, Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust (“CMIL”) issued $750m of Perpetual Exchangeable Resettable Listed Securities (PERLS II). These securities qualify as Tier One capital of the Bank. These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The Distributions paid to PERLS II Holders are sourced from interest paid on the Convertible Notes issued by the Bank (through its New Zealand Branch) to CMIL.
The Distribution Rate is a floating rate calculated as the Bank Bill Swap Rate plus a margin of 0.95% multiplied by (1- Australian corporate tax rate).
The Bank expects Distributions to be fully franked. If CMIL gives notice that a Distribution in any Distribution Period will not be fully franked, PERLS II Holders may elect to exchange their PERLS II on the next Distribution Date.
If any Distribution is not paid in full within 20 Business Days after a Distribution Date, the Bank must not pay any interest, declare or pay any dividend or distribution from the income or capital of the Bank, return any capital or undertake any buy-backs, redemptions or repurchases in relation to any securities of the Bank that rank equally for interest payments or distributions with, or junior to, any Capital Securities of the Bank that rank equally with PERLS II unless and until either:
•	four consecutive Distributions are paid in full;

•	the Bank (with the approval of APRA) and CMIL have paid PERLS II Holders an amount or amounts (in aggregate) equal to their full distribution entitlements for four consecutive Distribution Periods; or

•	PERLS II Holders pass a Special Resolution approving the payment, dividend, distribution, capital return, buy-back, redemption or repurchase.
The first Rollover Date will be 15 March 2009. On this date and each subsequent Rollover Date, the Bank can reset some of the terms of its Convertible Notes including the Margin over BBSW.
PERLS II Holders may request that their PERLS II be exchanged on the Rollover Date. PERLS II Holders who do not request exchange will be deemed to have accepted the new terms offered.
In addition to exchange on a rollover date, PERLS II Holders may request that each PERLS II be exchanged:
•	upon the occurrence of a Change of Control Event; or

•	if CMIL gives notice that a Distribution will not be fully franked for any Distribution Period.
On exchange, at the Bank’s election, PERLS II Holders will receive for their PERLS II, one or a combination of the following alternatives:
•	the number of Ordinary Shares determined as set out below; or

•	$200 cash (subject to APRA approval)
192      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 31 Loan Capital (continued)
The Bank, subject to APRA approval, may exchange some or all of the PERLS II, at its election, for Ordinary Shares or $200 cash for each PERLS II:
(i)	on a Rollover Date;
(ii)	if a Regulatory Event or Tax Event occurs;
(iii) if the Responsible Entity is removed or retires as responsible entity of the Trust and the Bank has not given its consent to the change of the responsible entity;
(iv) if PERLS II Holders requisition a meeting to approve an amendment to the Constitution or to remove the Responsible Entity as responsible entity of the Trust and the Bank has not given its consent to such amendment or change of responsible entity;
(v) if the ability of the Responsible Entity to redeem PERLS II is impaired or removed; or
(vi) if the aggregate Face Value of PERLS II is less than $50 million.
PERLS II will automatically exchange for Ordinary Shares if:
•	a Default Event occurs; or

•	an APRA Event occurs.
PERLS II Holders will be entitled to vote at any meeting of Unitholders of the Trust. PERLS II do not have voting rights at any meeting of the Bank.
(6) PERLS III
On 6 April 2006 a wholly owned entity of the Bank (Preferred Capital Limited) issued $1,166 million of Perpetual Exchangeable Repurchaseable Listed Shares (PERLS III). PERLS III are preference shares in a special purpose company, (the ordinary shares of which are held by the Bank), perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The shares qualify as Tier One capital of the Bank.
The Dividends paid to PERLS III Holders will be primarily sourced from interest paid on the Convertible Notes issued by CBA NZ to PCL. The payment of interest on the underlying Convertible Notes and Dividends on PERLS III are not guaranteed and are subject to a number of conditions including the availability of profits and the board (of the Bank in relation to Convertible Note interest, or of PCL in relation to PERLS III Dividends) resolving to make the payment.
The Dividend Rate is a floating rate calculated for each Dividend Period as the sum of the Margin per annum plus the Market Rate per annum multiplied by (1 – Tax Rate). The Initial Margin is 1.05% over Bank Bill Swap Rate and the Step-up Margin, effective from the ‘Step-up Date’ on 6 April 2016, is the Initial Margin plus 1.00% per annum.
If each PERLS III Holder is not paid a dividend in full within 20 Business Days of the Dividend Payment Date, the Bank is prevented from paying any interest, dividends or distributions, or undertaking certain other transactions, in relation to any securities of the Bank that rank for interest payments or distributions equally with, or junior to, the Convertible Notes or Bank PERLS III Preference Shares. This Dividend Stopper applies until an amount in aggregate equal to the full dividend on PERLS III for 4 consecutive dividend periods has been paid to PERLS III Holders.
PERLS III will automatically exchange for Bank PERLS III Preference Shares:
•	On a failure by PCL to pay a Dividend;

•	At any time at the Bank’s discretion; or
•	10 Business Days before the Conversion Date
Subject to APRA approval, PCL may elect to exchange PERLS III for the Conversion Number of Bank Ordinary Shares or $200 cash for each PERLS III:
•	on the Step-up Date or any Dividend Payment Date after the Step-up Date; or

•	if a Regulatory Event or Tax Event occurs
PERLS III will automatically exchange for Bank Ordinary Shares if:
•	an APRA Event occurs;

•	a Default Event occurs; or

•	a Change of Control Event occurs.
PERLS III will be automatically exchanged for Bank PERLS III Preference Shares no later than 10 Business Days prior to 6 April 2046 (if they have not been exchanged before that date).
Holders are not entitled to request exchange or redemption of PERLS III or Bank PERLS III Preference Shares.
Holders of PERLS III are entitled to vote at a general meeting of PCL on certain issues. PERLS III holders have no rights at any meeting of the Bank.
(7) TPS 2006
On March 15, 2006 a wholly owned entity of the Bank issued USD 700 million of perpetual non-call 10 year trust preferred securities into US Capital Markets.
Each trust preferred security represents a preferred beneficial ownership interest in the assets of CBA Capital Trust II. The trust preferred securities are guaranteed by CBA. The trust preferred securities form part of the Bank’s Tier 1 capital.
CBA Capital Trust II is a statutory trust established under Delaware law that exists for the purpose of issuing the trust preferred securities, acquiring and holding the subordinated notes issued by a CBA NZ subsidiary, the subordinated notes guarantee and the CBA preference shares.
Cash distributions on the trust preferred securities are at the fixed rate of 6.024% payable semi-annually to March 15, 2016. Cash distributions on the trust preferred securities will accrue at the rate of LIBOR plus 1.740% per annum payable quarterly in arrears after that date.
Cash distributions on the trust preferred securities will be limited to the interest CBA NZ Sub pays on the subordinated notes, payments in respect of interest on the subordinated notes by CBA NZ Branch as guarantor under the subordinated notes guarantee and, after March 15, 2016, the dividends CBA pays on the CBA preference shares. Payments in respect of cash distributions will be guaranteed on a subordinated basis by CBA, as guarantor, but only to extent CBA Capital Trust II has funds sufficient for the payment
There are restrictions on CBA NZ Sub’s ability to make payments on the subordinated notes, CBA NZ Branch’s ability to make payments on the CBA NZ Branch notes and the subordinated notes guarantee and CBA’s ability to make payments on the CBA preference shares. Distributions on the trust preferred securities are not cumulative.
Commonwealth Bank of Australia Form 20-F 2006 193

Notes to the Financial Statements
Note 31 Loan Capital (continued)
Failure to pay in full a distribution within 21 business days will result in the distribution to holders of one CBA preference share for each trust preferred security held in redemption of the trust preferred securities.
If CBA Capital Trust II is liquidated, dissolved or wound up and its assets are distributed, for each trust preferred security, holders are entitled to receive the stated liquidation amount of US$1,000, plus the accrued but unpaid distribution for the then current distribution payment period, after it has paid liabilities it owes to its creditors.
The trust preferred securities are subject to redemption for cash, qualifying Tier 1 securities or CBA preference shares if CBA redeems or varies the terms of the CBA preference shares. The trust preferred securities are also subject to redemption if any other assignment event occurs.
If the CBA preference shares are redeemed for qualifying Tier 1 securities or the terms thereof are varied, holders will receive one CBA preference share or US$1,000 liquidation amount or similar amount of qualifying Tier 1 securities for each trust preferred security held.
Holders of trust preferred securities generally will not have any voting rights except in limited circumstances.
The holders of a majority in liquidation amount of the trust preferred securities, acting together as a single class, however, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee of CBA Capital Trust II or direct the exercise of any trust or power conferred upon the property trustee of CBA Capital Trust II, as holder of the subordinated notes and the CBA preference shares.
Trust preferred securities holders have the right to bring a direct action against:
•	CBA NZ Sub if CBA NZ Sub does not pay when due interest on the subordinated notes or certain other amounts payable under the subordinated notes to CBA Capital Trust II in accordance with their terms;

•	the Bank if it does not perform its obligations under the trust guarantee; and

•	CBA NZ Branch or the Bank if CBA NZ Branch does not perform its obligations under the subordinated notes guarantee or under the CBA NZ Branch notes.
The Bank will guarantee the trust preferred securities:
•	cash distributions on the trust preferred securities by CBA Capital Trust II to holders of trust preferred securities on distribution payment dates, to the extent CBA Capital Trust II has funds available for distribution;

•	the cash redemption amount due to holders of trust preferred securities if CBA Capital Trust

•	II is obligated to redeem the trust preferred securities for cash, to the extent CBA Capital Trust II has funds available for distribution;

•	the delivery of CBA preference shares or qualifying Tier 1 securities to holders of trust preferred securities if CBA Capital Trust II is obligated to redeem the trust preferred securities for CBA preference shares or qualifying Tier 1 securities, to the extent CBA Capital Trust II has or is entitled to receive such securities available for distribution; and

•	the payment of the liquidation amount of the trust preferred securities if CBA Capital Trust II is liquidated, to the extent that CBA Capital Trust II has funds available for distribution.
The trust guarantee does not cover the failure to pay distributions or make other payments or distributions on the trust preferred securities to the extent that CBA Capital Trust II does not have sufficient funds available to pay distributions or make other payments or deliveries on the trust preferred securities.
Upon the occurrence of an assignment event, with respect to the subordinated notes comprising a part of the units CBA Capital Trust II holds to which such assignment event applies:
•	the subordinated notes will detach from the CBA preference shares that are part of those units and automatically be transferred to CBA

•	if the assignment event is the cash redemption of CBA preference shares, upon receipt, CBA Capital Trust II will pay to the holders of the trust preferred securities called for redemption the cash redemption price for those CBA preference shares and the accrued and unpaid interest on the subordinated notes that were part of the units with those CBA preference shares;

•	if the assignment event is not the cash redemption of CBA preference shares, CBA Capital Trust II will deliver to all holders of trust preferred securities in redemption thereof one CBA preference share for each US$1,000 liquidation preference of trust preferred securities to be redeemed or, if qualifying Tier 1 securities are delivered, US$1,000 liquidation amount or similar amount of qualifying Tier 1 securities for each US$1,000 liquidation amount of trust preferred securities to be redeemed, and the CBA preference shares or qualifying Tier 1 securities will accrue non-cumulative dividends or similar amounts at the rate of 6.024% per annum to but excluding March 15, 2016 and at the rate of LIBOR plus 1.740% per annum thereafter.

If the Bank is liquidated, holders of CBA preference shares will be entitled to receive an amount equal to a liquidation preference out of surplus assets of US$1,000 per CBA preference share plus accrued and unpaid dividends for the then current dividend payment period plus any other dividends or other amounts to which the holder is entitled under the Constitution
Subject to APRA’s prior approval, prior to the occurrence of an assignment event that applies to all of the subordinated notes, the Bank may pay an optional dividend on the CBA preference shares if CBA NZ Sub or CBA NZ Branch, as guarantor, has failed to pay in full interest on the subordinated notes or the Bank has failed to pay in full dividends on the CBA preference shares on any interest payment date and/or dividend payment date.
On or after March 15, 2016, the Bank may redeem the CBA preference shares for cash, in whole or in part, on any date selected by us at a redemption price equal to US$1,000 per share plus any accrued and unpaid dividends for the then current dividend payment period, if any.
Prior to March 15, 2016, the Bank may redeem the CBA preference shares for cash, vary the terms of the CBA preference shares or redeem the CBA preference shares for qualifying Tier 1 securities, in whole but not in part, on any date selected by the Bank:
•	if the CBA preference shares are held by CBA Capital Trust II, upon the occurrence of a trust preferred securities tax event, an adverse tax event, an investment company event or a regulatory event; or

•	if the CBA preference shares are not held by CBA Capital Trust II, upon the occurrence of a preference share withholding tax event, an adverse tax event or a regulatory event.
194     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 31 Loan Capital (continued)
Holders of CBA preference shares will be entitled to vote together with the holders of our ordinary shares on the basis of one vote for each CBA preference share:
•	during a period in which a dividend (or part of a dividend) in respect of the CBA preference shares is in arrears;

•	on a proposal to reduce our share capital;

•	on a proposal that affects rights attached to the CBA preference shares;

•	on a resolution to approve the terms of a buy-back agreement;

•	on a proposal for the disposal of the whole of our property, business and undertaking; and

•	on a proposal to wind us up and during our winding up.
The rights attached to the CBA preference shares may not be changed except with any required regulatory approvals and with the consent in writing of the holders of at least 75% of the CBA preference shares
CBA NZ Sub may not make payments on the subordinated notes, CBA NZ Branch may not make payments on the subordinated notes guarantee or the CBA NZ Branch notes and CBA may not make payments on the CBA preference shares if an APRA condition exists or a CBA stopper resolution has been passed and not been rescinded or if CBA NZ Sub, CBA NZ branch or CBA, as the case may be, is prohibited from making such a payment by instruments or other obligations of CBA.
If distributions, interest or dividends are not paid in full on a payment date, therefore or the redemption price is not paid or securities are not delivered in full on a redemption date for the trust preferred securities or the CBA preference shares then the Bank may not pay any interest, declare or pay any dividends or distributions from the income or capital of CBA on or return any capital or undertake any buybacks, redemptions or repurchases of existing capital securities or any securities or instruments of CBA that by their terms rank or are expressed to rank equally with or junior to the CBA NZ Branch notes or the CBA preference shares for payment of interest, dividends or similar amounts unless and until,
•	in the case of any non-payment of distributions on the trust preferred securities on any distribution payment date, on or within 21 business days after any distribution payment date, CBA Capital Trust II or CBA, as guarantor, has paid in full to the holders of the trust preferred securities any distributions owing in respect of that distribution payment date through the date of actual payment in full;

•	in the case of any non-payment of a dividend on the CBA preference shares on any dividend payment date, CBA has paid (A) that dividend in full on or within 21 business days after that dividend payment date, (B) an optional dividend equal to the unpaid amount of scheduled dividends for the 12 consecutive calendar months prior to the payment of such dividend or (C) dividends on the CBA preference shares in full on each dividend payment date during a 12 consecutive month period;

•	in the case of any non-payment of interest on the subordinated notes on any interest payment date, (A) on or within 21 business days after any interest payment date, (i) CBA NZ Sub or CBA NZ Branch, as guarantor, has paid in full to the holders of the subordinated notes any interest and other amounts owing in respect of that interest payment date (excluding defaulted note interest) through the date of actual payment in full or (ii) with the prior approval of APRA, CBA has paid in full to holders of the subordinated notes an assignment prevention optional dividend in an amount equal to such interest and any other amounts, or (B) CBA has paid dividends on the CBA preference shares in full on each dividend payment date during a 12 consecutive month period; and

•	in the case of any non-payment of the redemption price or non-delivery of the securities payable or deliverable with respect to CBA preference shares or the trust preferred securities, such redemption price or securities have been paid or delivered in full, as applicable.
then there are restrictions on the Bank paying any interest on equal ranking or junior securities.
(8) AUD275 million extendible floating rate note issued December 1989, due December 2014;
The Bank has entered into a separate agreement with the Commonwealth of Australia relating to the above issue (the “Agreement”) which qualifies the issue as Tier Two capital. The Agreement provides for the Bank to issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the note issue plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price will be determined by reference to the prevailing market price for the Bank’s shares.
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
Original issue size was $300 million. $25 million matured in December 2004.
(9) AUD25 million subordinated FRN, issued April 1999, due April 2029.
(10) USD750 million subordinated notes, issued June 2000, due June 2010; split into USD300 million fixed rate notes and USD450 million floating rate notes. The floating rate notes were called and redeemed in June 2005.
Commonwealth Bank of Australia Form 20-F 2006       195

Notes to the Financial Statements
Note 31 Loan Capital (continued)
(11) JPY20 billion perpetual subordinated EMTN, issued February 1999.

(12) USD400 million subordinated EMTN, issued June 1996 due July 2006.

(13) GBP200 million subordinated EMTN, issued March 1996 due December 2006.

(14) JPY30 billion subordinated EMTN, issued October 1995 due October 2015.

(15) AUD130 million subordinated notes comprised as follows: AUD10 million fixed rate notes issued 12 December 1995, matured 12 December 2005. AUD110 million floating rate notes issued 12 December 1995, matured 12 December 2005. AUD5 million fixed rate notes issued 17 December 1996, matured 12 December 2005. AUD5 million floating rate notes issued 17 December 1996, matured 12 December 2005.

(16) USD350 million subordinated fixed rate note, issued June 2003, due June 2018.

(17) GBP150 million subordinated EMTN, issued June 2003, due December 2023.

(18) AUD500 million subordinated notes, issued February 2004, due February 2014; split into AUD300 million fixed rate notes and AUD200 million floating rate notes.

(19) JPY10 billion subordinated EMTN, issued May 2004, due May 2034.

(20) USD500 million subordinated EMTN issued June 2004 (USD250 million) and August 2004 (USD250 million), due August 2014.

(21) AUD300 million subordinated floating rate notes, issued February 2005, due February 2015.

(22) EUR300 million subordinated EMTN, issued March 2005, due March 2015.

(23) USD100 million subordinated EMTN, issued March 2005, due March 2025. Partial redemption of USD39.5 million in September 2005.

(24) NZD350 million subordinated notes, issued May 2005, due April 2015.

(25) JPY10 billion subordinated notes, issued November 2005, due November 2015.

(26) AUD300 million subordinated floating rate notes, issued November 2005, due November 2015.

(27) CAD300 million subordinated notes, issued November 2005, due November 2015.

(28) JPY5 billion subordinated loan, issued March 2006, due March 2018.

(29) USD200 million subordinated notes, issued June 2006, due July 2016. Treatment as Lower Tier Two Capital commences October 2006.

(30) NZD183 million subordinated notes issued June 2006, due June 2016.
196       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 32 Detailed Statements of Changes in Equity

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Equity Reconciliations
Ordinary Share Capital
Opening balance	13,486	13,359	13,739	13,359
AIFRS transition adjustment (1)	—	(371)	—	(126)

Restated opening balance	13,486	12,988	13,739	13,233
Buyback	(500)	—	(500)	—
Dividend reinvestment plan	481	446	481	446
Employee share ownership schemes	50	67	50	67
(Purchase)/sale and vesting of treasury shares (2)	(10)	(14)	(2)	(6)
Issue costs	(2)	(1)	(2)	(1)

Closing balance	13,505	13,486	13,766	13,739

Preference Share Capital
Opening balance	687	687	687	687
AIFRS transition adjustment (3)	(687)	—	(687)	—

Restated opening balance	—	687	—	687

Closing balance	—	687	—	687

Other Equity Instruments
Opening balance	1,573	1,573	737	737
AIFRS transition adjustment (3)	(1,573)	—	(737)	—

Restated opening balance	—	1,573	—	737
Issue of instruments	947	—	1,895	—
Issue costs	(8)	—	—	—

Closing balance	939	1,573	1,895	737

Retained Profits
Opening balance	3,843	2,840	2,992	1,805
AIFRS transition adjustment (4) (5)	(780)	9	(437)	534

Restated opening balance	3,063	2,849	2,555	2,339
Actuarial gains and losses from defined benefit superannuation plan	387	110	387	112
Realised gains and dividend income on treasury shares held within the Bank’s life insurance statutory funds recognised directly in retained profits	85	21	—	—
Operating profit attributable to members of the Bank	3,928	3,400	4,267	3,012

Total available for appropriation	7,463	6,380	7,209	5,463
Transfers to general reserve	(239)	(8)	—	—
Transfers to general reserve for credit loss	(92)	—	(92)	—
Interim dividend – cash component	(992)	(883)	(992)	(883)
Interim dividend – dividend reinvestment plan	(219)	(200)	(219)	(200)
Payment of final dividend prior year – cash component	(1,172)	(1,069)	(1,172)	(1,069)
Payment of final dividend prior year – dividend reinvestment plan	(262)	(246)	(262)	(246)
Other dividends	—	(131)	—	(73)

Closing balance	4,487	3,843	4,472	2,992

(1)	Relates to the initial recognition of treasury shares held within the employee share scheme trust and the life insurance statutory funds.

(2)	Relates to movements in treasury shares held within the employee share scheme trust and the life insurance statutory funds.

(3)	Reclassification of hybrid financial instruments from equity to liabilities.

(4)	Comprises the following items detailed in Note 1 (nn):
•	Actuarial and other movements within the defined benefit superannuation plan surplus;

•	Net movement in the calculation of life insurance policyholder liabilities;

•	Adjustment in respect of realised gains and dividend income on treasury shares;

•	Deferral of initial entry fee income earned by life insurance entities;

•	Adjustment to the fair value calculation for assets held by the life insurance business;

•	Adjustment in respect of derivative financial instruments;

•	Deferral of previously recognised Net Income and expenses within the banking business;

•	Transfer of foreign currency translation reserve to retained profits on 1 July 2004;

•	Foreign exchange adjustment on the reclassification of hybrid financial instruments;

•	Transfer to establish the general reserve for credit loss; and

•	Adjustment to fair value calculation for trading assets within the banking portfolios and for other financial instruments designated as fair value through profit and loss.
(5)	Due to a change in functional currency the estimates of AIFRS transition adjustments were revised. The net impact of this was $51 million increase in FCTR, $51 million decrease in retained profits.
      Commonwealth Bank of Australia From 20-F 2006  197

Notes to the Financial Statements
Note 32 Detailed Statements of Changes in Equity (continued)

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Reserves
General Reserve
Opening balance	982	3,810	570	570
AIFRS transition adjustment (1)	—	(2,836)	—	—

Restated opening balance	982	974	570	570
Appropriation from retained profits	239	8	—	—

Closing balance	1,221	982	570	570

Capital Reserve
Opening balance	282	280	1,533	1,531
Reversal of revaluation surplus on sale of property	3	2	3	2

Closing balance	285	282	1,536	1,533

Asset Revaluation Reserve
Opening balance	119	61	99	43
AIFRS transition adjustment (2)	—	31	—	29

Restated opening balance	119	92	99	72
Revaluation of properties	19	29	14	29
Transfers on sale of properties	(3)	(2)	(3)	(2)
Tax on revaluation of properties	(4)	—	(3)	—

Closing balance	131	119	107	99

Foreign Currency Translation Reserve
Opening balance	(141)	(205)	1	4
AIFRS transition adjustments (3) (4)	78	205	1	(1)

Restated opening balance	(63)	—	2	3
Currency translation adjustments	(232)	(141)	(8)	(2)
Transfer to the Income Statement	41	—	—	—
Tax on translation adjustments	13	—	—	—

Closing balance	(241)	(141)	(6)	1

Cash Flow Hedge Reserve
Opening balance	—	—	—	—
AIFRS transition adjustment (5)	39	—	1	—

Restated opening balance	39	—	1	—
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	89	—	58	—
Transferred to Income Statement	(58)	—	(51)	—
Tax on cash flow hedging instruments	(11)	—	(2)	—

Closing balance	59	—	6	—

Employee Compensation Reserve
Opening balance	23	—	23	—
AIFRS transition adjustments (6)	—	47	—	47

Restated opening balance	23	47	23	47
Current period movement	11	(24)	11	(24)

Closing balance	34	23	34	23

General Reserve for Credit Loss (7)
Opening balance	—	—	—	—
AIFRS transition adjustment	258	—	258	—

Restated opening balance	258	—	258	—
Appropriation from retained profits	92	—	92	—

Closing balance	350	—	350	—

(1)	Net write down of the internally generated appraisal value of the life insurance and funds management business.

(2)	Change in valuation methodology for owner-occupied property.

(3)	Transfer to retained profits on 1 July 2004; and re-translation on 1 July 2005 due to change in recognition and measurement of financial instruments.

(4)	Due to change in functional currency, the estimates of the AIFRS transition adjustments were revised. The net impact of this was $51 million increase in FCTR, $51 million decrease in retained profits.

(5)	Initial recognition of the cash flow hedge reserve on 1 July 2005.

(6)	Initial recognition of employee equity compensation reserve on 1 July 2004.

(7)	The opening balance of the general reserve for credit loss has been appropriated from retained profits. The amount is the tax effected difference between the former general provision at 30 June 2005, $1,390 million, and the opening transition balance of the collective provision, $1,021 million. The general reserve for credit loss has been established to satisfy the current APRA prudential requirement for banks to maintain a general reserve for credit loss, and allowable collective provisions, at a minimum level of 0.5% of risk weighted assets.
198       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 32 Detailed Statements of Changes in Equity (continued)

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Available-for-Sale Investments Reserve
Opening balance	—	—	—	—
AIFRS transition adjustment (1)	56	—	35	—

Restated opening balance	56	—	35	—
Net gains/(losses) on available-for-sale investments	51	—	52	—
Net (gains)/losses on available-for-sale investments transferred to Income Statement on sale	(33)	—	(31)	—
Impairment of available-for-sale investments transferred to Income Statement	(3)	—	(3)	—
Tax on available-for-sale investments	(6)	—	7	—

Closing balance	65	—	60	—

Total Reserves	1,904	1,265	2,657	2,226

Shareholders’ Equity attributable to members of the Bank	20,835	20,854	22,790	20,381

Shareholders’ Equity attributable to Minority Interests	508	1,789	—	—

Total Shareholders’ Equity	21,343	22,643	22,790	20,381

(1)	Initial recognition of the available-for-sale investment reserve on 1 July 2005.
Note 33 Share Capital

		Group		Bank
	2006	2005	2006	2005
Issued and Paid Up Ordinary Capital	$M	$M	$M	$M

Ordinary Share Capital
Opening balance (excluding Treasury Shares deduction)	13,871	13,359	13,871	13,359
Dividend Reinvestment Plan: Final Dividend prior year	262	246	262	246
Dividend Reinvestment Plan: Interim Dividend	219	200	219	200
Share Buyback	(500)	—	(500)	—
Exercise of executive options	50	67	50	67
Issue costs	(2)	(1)	(2)	(1)

Closing balance (excluding Treasury Shares deduction)	13,900	13,871	13,900	13,871
Less Treasury Shares	(395)	(385)	(134)	(132)

Closing balance	13,505	13,486	13,766	13,739

	Number	Number	Number	Number

Shares on Issue
Opening balance (excluding Treasury Shares deduction)	1,280,276,172	1,264,006,062	1,280,276,172	1,264,006,062
Dividend reinvestment plan issues:
2004/2005 Final Dividend fully paid ordinary shares at $37.19	7,032,857	—	7,032,857	—
2005/2006 Interim Dividend fully paid ordinary shares at $43.89	4,979,668	—	4,979,668	—
2003/2004 Final Dividend fully paid ordinary shares at $30.14	—	8,172,546	—	8,172,546
2004/2005 Interim Dividend fully paid ordinary shares at $35.90	—	5,581,364	—	5,581,364
Share buyback	(11,139,988)		(11,139,988)
Exercise under executive option plan	1,756,200	2,516,200	1,756,200	2,516,200

Closing balance (excluding Treasury Shares deduction)	1,282,904,909	1,280,276,172	1,282,904,909	1,280,276,172
Less Treasury Shares	(11,085,258)	(13,511,769)	(2,353,514)	(4,613,116)

Closing balance	1,271,819,651	1,266,764,403	1,280,551,395	1,275,663,056

Terms and Conditions of Ordinary Share Capital
Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held.
A shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate, it may also authorise a representative.
      Commonwealth Bank of Australia From 20-F 2006  199

Notes to the Financial Statements
Note 33 Share Capital (continued)

Preference Share Capital		Group		Bank
	2006	2005	2006	2005
PERLS	$M	$M	$M	$M

PERLS Capital issued and paid up	—	687	—	687

Number	Number	Number	Number

—	3,500,000	—	3,500,000
PERLS Redemption
On 6 April 2006, the Bank redeemed the $700 million PERLS. PERLS, which qualified as Tier One capital of the Bank, were replaced with PERLS III, refer Note 31.

			Group			Bank
	2006		2005		2006	2005
Other Equity Instruments	$M		$M		$M	$M

Other equity instruments issued and paid up	939	(2)	1,573	(1)	1,895	737	(1)

Number	Number	Number	Number

700,000	4,300,000	1,400,000	550,000

(1)	Reclassified to Loan Capital under AIFRS, refer Note 31.

(2)	Net of issue costs.
Trust Preferred Securities 2006
On 15 March 2006 the Bank issued USD 700 million (AUD 947 million) of trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate of distribution of 6.024% per annum payable semi-annually. These securities qualify as Tier One capital of the Bank. A related instrument was issued by the Bank to a subsidiary for AUD 956 million and eliminates on consolidation.
Dividends
The Directors have declared a fully franked (at 30%) final dividend of 130 cents per share amounting to $1,668 million. The dividend will be payable on 5 October 2006 to shareholders on the register at 5pm on 18 August 2006. Dividends paid in the year to 30 June 2006:
•	As declared in the 30 June 2005 profit announcement, a fully franked final dividend of 112 cents per share amounting to $1,434 million was paid on 23 September 2005. The payment comprised cash disbursements of $1,172 million with $262 million being reinvested by participants through the Dividend Reinvestment Plan; and

•	In respect of the year to 30 June 2006, a fully franked interim dividend of 94 cents per share amounting to $1,211 million was paid on 5 April 2006. The payment comprised cash disbursements of $992 million with $219 million being reinvested by participants through the Dividend Reinvestment Plan.
Share Buyback
On 16 June 2006 the Bank announced the successful completion of an on-market share buyback. A total of 11,139,988 shares were bought back at a total cost of $500 million. Shares were purchased for between $41.08 and $46.79. The following table provides a breakdown of the monthly purchases of the Bank’s ordinary shares under the buyback program.

		Average Price Paid	Maximum Dollar Value of Shares
	Total Number of	Per Share	that May Yet Be Purchased
Period	Shares Purchased	$	$

July 2005	—	—	—
August 2005	—	—	—
September 2005	—	—	—
October 2005	—	—	—
November 2005	—	—	—
December 2005	25,000	41.09	498,972,700
January 2006	—	—	498,972,700
February 2006	—	—	498,972,700
March 2006	661,854	44.84	4,69,297,620
April 2006	3,163,516	45.40	325,683,732
May 2006	4,604,808	45.51	116,096,828
June 2006	2,684,810	43.24	30,715,856

Total Buyback	11,139,988	44.88	—

(1)	The on market share buyback program was announced on 28 October 2006. The original term of the buyback was for a period of 6 months (14 November 2005 to 28 April 2006). This was extended by a further 6 months (to 28 October 2006) as announced on 15 February 2006.

(2)	The total dollar amount approved for the share buyback was $500 million.

(3)	Share buyback was completed 16 June 2006 following the buyback of $500 million in Bank shares.

(4)	There was no other share purchase plan in place by the Bank, in respect of its own shares.

(5)	This table excludes purchases made under the Bank’s Employee Share Acquisition Plan and market-making and related hedging purchases made by the Group. The table also excludes shares purchased by investment funds managed by the Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of the Group. All other ordinary shares purchased by the Bank during the Financial Year 2006 were purchased under the share buyback program.
200       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 33 Share Capital (continued)
Dividend Reinvestment Plan
The Bank expects to issue around $303 million of shares in respect of the Dividend Reinvestment Plan for the final dividend for 2005/06.
The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.
Record Date
The register closed for determination of dividend entitlement and for participation in the dividend reinvestment plan at 5pm on 18 August 2006 at Link Market Services Limited, Locked Bag A14, Sydney South, 1235.
Ex Dividend Date
The ex dividend date was 14 August 2006.
Employee Share Plans
The Bank has in place the following employee share plans:
•	Commonwealth Bank Employee Share Acquisition Plan (“ESAP”);

•	Commonwealth Bank Equity Participation Plan (“EPP”);

•	Commonwealth Bank Equity Reward Plan (“ERP”); and

•	Commonwealth Bank Non-Executive Directors Share Plan (“NEDSP”).
The current ESAP and ERP arrangements were each approved by Shareholders at the Annual General Meeting (“AGM”) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the 2000 meeting to ensure Shareholders were fully informed.
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
Effective from 1 July 2002, shares granted under ESAP offers have been expensed through the profit and loss. In the current year, 646,412 shares were granted to eligible employees in respect of the 2005 grant.
The Bank has determined to allocate each eligible employee shares up to a value of $1,000 in respect of the 2006 grant. As a result, a total expense of $27 million will be accrued by the grant date in respect of the 2006 grant, $23 million of which has been accrued as at 30 June 2006. The shares will be purchased on-market at the then market price.
From 1 July 2000 to 30 June 2002, details of issues under ESAP were:

	Bonus Ordinary			Shares issued
Issue Date	Shares Issued	(1)	No. of Participants	to Each Participant (2)	Issue Price (2)

13 October 2000	872,620		24,932	35	$27.78
20 December 2000	805		23	35	$27.78
31 October 2001	893,554		26,281	34	$28.95
3 December 2001	3,876		114	34	$28.95
31 January 2002	1,938		57	34	$28.95

From 1 July 2002, details of shares purchased under ESAP were:

	Ordinary		Shares allocated
Issue Date	Shares Purchased	No. of Participants	to Each Participant (3)	Allocation Price (3)

31 October 2002	830,874	25,178	33	$29.71
22 January 2003	1,584	48	33	$29.71
31 October 2003	683,617	23,573	29	$27.53
29 October 2004	699,918	22,578	31	$31.52
9 September 2005	646,412	24,862	26	$37.68

(1)	For Offers in 2000 and 2001 both new and existing shareholders were granted Bonus Ordinary Shares issued from the Share Capital Account.

(2)	The Issue Price x Shares issued to each Participant effectively represents about $1,000 of free shares.

(3)	The Allocation Price for the offer is equal to the market value which is determined by calculating the weighted average of the prices at which the shares were traded on the ASX during the 5 trading day period up to and including the grant date. The Allocation Price x Shares allocated to each participant effectively represents about $1,000 of free shares for the 2002, 2004 and 2005 Offers and $800 of free shares for the 2003 Offer.
      Commonwealth Bank of Australia From 20-F 2006  201

Notes to the Financial Statements
Note 33 Share Capital (continued)
Equity Participation Plan (“EPP”)
The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (STI) to be applied in the acquisition of shares. The plan also previously facilitated the mandatory sacrifice of 50% of STI payments for some employees. However, the mandatory component of EPP ceased for the year ended 30 June 2005 and was replaced with a separate cash STI deferral arrangement for eligible employees.
Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.
Under the mandatory component of the EPP, fully paid ordinary shares are purchased and held in Trust until such time as the vesting conditions have been met. The vesting condition attached to the shares specifies that participants must generally remain employees of the Bank until the vesting date. Shares previously granted under the mandatory component of the EPP remain subject to their vesting conditions.
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
Shares acquired under both the voluntary and mandatory components of the EPP have been expensed against the profit and loss account. In the current year, $5 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.
All shares acquired by employees under the EPP are purchased on-market at the current market price. A total number of 8,090,094 shares have been acquired under the EPP since the plan commenced in 2001.
Details of purchases under the EPP from 1 July 2005 to 30 June 2006 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price

1 September 2005	131	93,437	$37.58
9 November 2005	2	35,911	$40.46
15 March 2006	56	8,469	$44.19

The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	2005	2006

Shares held under the Plan at the beginning of year	2,790,353	2,616,771
Shares allocated during year	2,067,281	56
Shares vested during year	(2,016,790)	(1,736,939)
Shares forfeited during year	(224,073)	(56,804)

Shares held under the Plan at end of year	2,616,771	823,084

202       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 33 Share Capital (continued)
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
The prescribed performance hurdle for options and Reward Shares issued prior to 2002/03 was:
•	The Bank’s TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX’s “Banks and Finance Accumulation Index” excluding the Bank) was widened in 2001/02 to better reflect the Bank’s business mix; and

•	If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within five years from the grant date.
Details of options issued and shares acquired under 2000 and 2001 grants of the ERP as well as movements in the options and shares are as follows:

Options
				Options
Year of Grant	Commencement Date	Issue Date	Options Issued	Outstanding (1)	Participants	Exercise Price		Exercise Period

2000	13 Sep 2000	7 Feb 01	577,500	187,500	16	$26.97	(2)	14 Sep 2003 to
								13 Sep 2010 (3)
	13 Sep 2000	31 Oct 01	12,500	—	1	$26.97	(2)	14 Sep 2003 to
								13 Sep 2010 (3)
2001	3 Sep 2001	31 Oct 01	2,882,000	741,000	61	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011 (4)
	3 Sep 2001	31 Jan 02	12,500	12,500	1	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011 (4)
	3 Sep 2001	15 Apr 02	100,000	—	1	$30.12	(2)	4 Sep 2004 to
								3 Sep 2011 (4)

(1)	Options outstanding as at the date of the report.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(4)	Performance hurdle was satisfied on 3 October 2004 and options may be exercised up to 3 September 2011.

Options – Details of Movements	July 2004 – June 2005		July 2005 – June 2006
Year of Grant	2000	2001	2000	2001

Held by participants at the start of year	402,500	2,235,200	247,500	1,801,600
Granted during year	—	—	—	—
Exercised during year	(155,000)	(403,900)	(60,000)	(1,008,300)
Lapsed during year	—	(29,700)	—	(39,800)

Outstanding at the end of year	247,500	1,801,600	187,500	753,500

Granted from 30 June to the date of report	—	—	—	—
Exercised from 30 June to date of report	—	(50,000)	—	—
Lapsed from 30 June to the date of report	—	—	—	—

Outstanding as at the date of report	247,500	1,751,600	187,500	753,500

For Reward Shares granted from 2002/03 to 2005/06 inclusive, a tiered vesting scale was applied so that 50% of the allocated shares vest if the Bank’s TSR return is equal to the 50th percentile, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile.
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
In 2006 the Bank reviewed these arrangements and will implement a change to retesting and the vesting scale for future ERP grants. A straight line vesting scale will be introduced, with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile for future ERP grants. Retesting will be restricted from four occasions to one, 12 months after initial testing.
Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed through the profit and loss over a five year period, reflecting the maximum vesting period. In the current year, $3 million has been expensed through the profit and loss. The expense for the current year is lower than previous years due to the new accounting treatment required under AIFRS.
Executive options issued up to September 2001 have not been recorded as an expense by the Group.
      Commonwealth Bank of Australia From 20-F 2006  203

Notes to the Financial Statements
Note 33 Share Capital (continued)
Reward Shares

							Average
							Purchase
Year of Grant	Purchase Date	Shares Purchased	Shares Allocated		Participants	Vesting Period	Price (9)

2000	20 Feb 2001	361,100	361,100		61	14 Sep 2003 to Sep 2005 (6)	$29. 72
	31 Oct 2001	2,000	2,000		1	14 Sep 2003 to 3 Sep 2005 (6)	$29. 25
2001	31 Oct 2001	652,100	661,500	(1)	241	4 Sep 2004 to 3 Sep 2006 (7)	$29. 25
2002	22 Nov 2002	357,500	545,500	(2)	195	3 Sep 2005 to 2 Sep 2007 (8)	$28. 26
2003	12 Nov 2003	285,531	595,600	(3)	255	2 Sep 2006 to 1 Sep 2008 (8)	$28. 33
2004	11 Nov 2004	225,934	522,290	(4)	259	23 Aug 2007 to 23 Aug 2009 (8)	$29. 87
2005	11 Nov 2005	18,306	557,253	(5)	260	15 Jul 2005 to 15 Jul 2010 (8)	$29. 30

(1)	In October 2001, 11,400 Reward Shares were re-allocated to participants receiving the 2001 grant as a result of Reward Shares forfeited from previous ERP grant.

(2)	In November 2002, 188,000 shares were re-allocated to participants receiving the 2002 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2002 represents 50% of the maximum entitlement that participants may receive. The 2002 grant did not meet the performance hurdle at the first measurement point and therefore did not vest. If it reaches the required performance hurdle at a subsequent measurement date, a maximum of 50% only of the original grant will vest. Further details of ERP arrangements are provided in the Bank’s Remuneration Report.

(3)	In November 2003, 310,069 shares were re-allocated to participants receiving the 2003 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2003 represents 50% of the maximum entitlement that participants may receive. It is intended that Reward Shares required to meet obligations under ERP will be acquired by the Trust on-market during the three years prior to the first measurement point of the performance hurdle.

(4)	In November 2004, 296,356 shares were re-allocated to participants receiving the 2004 Grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2004 represents 50% of the maximum entitlement that participants may receive – refer to footnote 3 above for further information.

(5)	In November 2005, 538,947 shares were re-allocated to participants receiving the 2005 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2005 represents 50% of the maximum entitlement that participants may receive – refer to footnote 3 above for further information.

(6)	Performance hurdle was satisfied on 31 March 2004 and as a result 195,700 shares vested to participants of the 2000 grant.

(7)	Performance hurdle was satisfied on 3 October 2004 and as a result 423,500 shares vested to participants of the 2001 grant.

(8)	Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.

(9)	Average Purchase Price refers to the average price of all shares allocated for that grant, including the original purchase price of any reallocated shares.
Reward Shares – Details of Movements

	July 2004 – June 2005				July 2005 – June 2006
Year of Grant
Total Reward Shares	2001	2002	2003	2004	2002	2003	2004	2005

Held by participants at the start of year	437,000	445,825	557,500	—	376,850	462,850	544,900	—
Granted during year (1)	—	—	—	597,975	—	—	—	557,253
Vested during year	(423,500)	—	—	—	—	—	—	—
Lapsed during year	(13,500)	(68,975)	(94,650)	(53,075)	(135,000)	(114,200)	(121,215)	(34,505)

Outstanding at the end of year	—	376,850	462,850	544,900	241,850	348,650	423,685	522,748

Granted from 30 June to date of report	—	—	—	—	—	—	—	—
Vested from 30 June to date of report	—	—	—	—	—	—	—	—
Lapsed from 30 June to date of report	—	(11,400)	(8,950)	(8,750)	(7,750)	(11,250)	(15,125)	(18,175)

Outstanding as at the date of report	—	365,450	453,900	536,150	234,100	337,400	408,560	504,573

(1)	The total number of shares granted during the year represents 50% of the maximum entitlement that participants may receive.
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
For a limited number of executives including overseas based staff a cash-based “share replicator” ERP scheme is operated by way of grants of performance units. A performance unit is a monetary unit with a value linked to the share price of Commonwealth Bank shares. Performance Unit grants are subject to the same vesting conditions as the Reward Share component of the ERP. On meeting the vesting condition, a cash payment is made to executives whereby the value is determined based on the current share price on vesting plus an accrued dividend value. An amount of $4 million has been expensed to the profit and loss account in respect of the year ended 30 June 2006 to reflect future payments which may be required under the “share replicator” plan.
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
The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (“ERP”) grants prior to 2002/03.
The EOP was discontinued in 2000/2001 and no options have been granted under the plan during the last five reporting periods. The last grant under EOP was made in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.
204       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 33 Share Capital (continued)
Details of issues made under EOP as well as movements for 2004/2005 and 2005/2006 are as follows:

Executive Option Plan (“EOP”)
Commencement Date	Issue Date	Options Issued	Options Outstanding	Participants	Exercise Price (1)		Exercise Period

3 Nov 1997	11 Dec 1997	2,875,000	—	27	$15.53	(2)	4 Nov 00 to 3 Nov 02
25 Aug 1998	30 Sep 1998	3,275,000	—	32	$19.58	(2)	26 Aug 01 to 25 Aug 03
24 Aug 1999	24 Sep 1999	3,855,000	190,600	38	$23.84	(2)	25 Aug 02 to 24 Aug 09 (3)
13 Sep 2000	13 Oct 2000	2,002,500	175,800	50	$26.97	(2)	14 Sep 03 to 13 Sep 10 (4)

(1)	The Exercise Price is the market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.

(2)	Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle for the 1999 grant was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(4)	Performance hurdle for the 2000 grant was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

Details of Movements
	July 2004 – June 2005		July 2005 – June 2006
Year of Grant	1999	2000	1999	2000

Total options:
Held by participants at start of year	1,875,000	1,144,600	450,000	637,300
Exercised during year	(1,425,000)	(507,300)	(250,000)	(437,900)
Lapsed during year	—	—	(9,400)	(23,600)

Outstanding at the end of year	450,000	637,300	190,600	175,800

Granted from 30 June to date of report	—	—	—	—
Exercised from 30 June to date of report	—	(75,400)	—	—
Lapsed from 30 June to date of report	—	—	—	—

Outstanding as at the date of report	450,000	561,900	190,600	175,800

Summary of shares issued during the period 1 July 2005 to the date of the report as a result of options being exercised are:

Option Issue Date	Shares Issued	Price Paid per Share	Total Consideration Paid

24 September 1999	250,000	$23. 84	$5,960,000
13 October 2000	437,900	$26. 97	$11,810,163
7 February 2001	60,000	$26. 97	$1,618,200
30 October 2001	908,300	$30. 12	$27,357,996
15 April 2002	100,000	$30. 12	$3,012,000

No amount is unpaid in respect of the shares issued upon exercise of the options during the above period.
Under the Bank’s EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Bank or of a related body corporate as a result of holding the option. The only exception is when there is a pro rata issue of shares to the Bank’s shareholders by way of a bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment).
In this case an option holder is entitled to receive additional shares upon exercise of the options being the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.
      Commonwealth Bank of Australia From 20-F 2006  205

Notes to the Financial Statements
Note 33 Share Capital (continued)
Non-Executive Directors Share Plan (“NEDSP”)
The NEDSP provides for the acquisition of shares by Non-Executive Directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. In addition, Non-Executive Directors can voluntarily elect to sacrifice up to a further 50% of their fees for the acquisition of shares.
Shares are purchased on-market at the current market price and a total of 50,061 shares have been purchased under the NEDSP since the plan commenced in 2001. Since March 2005, shares are now acquired under the plan on a six monthly basis.
Shares acquired under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the NEDSP.
Details of grants under the NEDSP from 1 July 2005 to 30 June 2006 were as follows:

Period	Total Fees Sacrificed	Participants	Shares Purchased	Average Purchase Price

1 April to 30 June 2005	$112,127	9	2,984	$37.58
1 July to 31 December 2005	$226,849	9	5,134	$44.19

For the current year, $348,000 was expensed through the profit and loss reflecting shares purchased and allocated under the NEDSP.

Note 34 Minority Interests
	Group
	2006	2005
	$M	$M

Controlled entities:
Share capital (1)	508	623
Retained profits and reserves	—	8
Life insurance statutory funds (2)	—	1,158

Total Minority Interests	508	1,789

(1)	ASB Perpetual Preference Shares — $505 million. On 10 December 2002, ASB Capital Limited, a New Zealand subsidiary, issued NZD200 million (AUD182 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative. On 22 December 2004, ASB Capital No.2 Ltd, a New Zealand subsidiary, issued NZD350 million (AUD323 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.

(2)	Reclassified to Managed Funds Units on Issue under AIFRS, refer Note 29.
206       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 35 Capital Adequacy
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
Regulatory capital is divided into Tier One and Tier Two Capital. Certain deductions are made from the sum of Tier One and Tier Two Capital to arrive at the Capital Base. Tier One Capital primarily consists of Shareholders’ Equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier Two Capital primarily consists of the collective provision for impairment losses, the General Reserve for Credit Loss and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses is deducted from the sum of Tier One and Tier Two Capital to arrive at the Capital Base.
In accordance with APRA’s methodology, measuring risk requires one of a number of risk weights to be applied to each asset on the Balance Sheet and to off- Balance Sheet obligations. The risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are not consistent with the loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.
The Bank actively manages its capital to balance the requirements of various stakeholders (regulators, rating agencies and shareholders). This is achieved by optimising the mix of capital while maintaining adequate capital ratios throughout the financial year.
The regulatory capital ratios of the Bank are shown on page 209. Details of the principal movements in the capital ratios are shown on pages 209 and 210.
Dividends
Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from Retained Profits without APRA’s prior approval. Under APRA guidelines, the expected dividend must be deducted from Tier One Capital.
Regulatory Capital Requirements for Other ADIs in the Group
ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (“RBNZ”). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2006 ASB Bank Limited had a Tier One ratio of 9.8% and a Total Capital ratio of 10.6%.
Regulatory Capital Requirements for Life Insurance and Funds Management Business
The Group’s life insurance businesses in Australia are regulated by APRA. The Life Insurance Act 1995 includes a framework for the calculation of the regulatory capital requirements for life insurance companies. There are two tiers to the regulatory capital requirements – ‘solvency’ and ‘capital adequacy’. The capital adequacy test for statutory funds is always equal to or greater than the solvency test (1). At 30 June 2006, for Australian life insurance companies, the estimated excess over capital adequacy within life insurance statutory funds amounted to $191 million in aggregate.
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
The total Group’s life and funds management companies held an estimated $642 million excess over regulatory capital requirements at 30 June 2006 in aggregate.
Regulatory Changes
Basel II
In June 2004, the Basel Committee on Banking Supervision (“the Basel Committee”) issued the Revised Framework for the calculation of capital adequacy for banks, commonly known as Basel II. The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.
The Basel II Framework is based on three “pillars”. Pillar 1 covers the capital requirements for banks, Pillar 2 covers the supervisory review process and Pillar 3 relates to market disclosure. The Basel II Framework introduces a capital requirement for operational risk and, for both credit and operational risk, allows a choice between three approaches. The Bank is intending to implement the Advanced Internal Ratings Based Approach (“AIRB”) for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk. Under both these approaches the Bank will be allowed to use its internal models and data for calculating regulatory capital. The Basel II Framework has also introduced a requirement to calculate a capital charge for Interest Rate Risk in the Banking Book. Other than this change, the current capital requirements for market risk are not expected to be significantly affected.

(1)	The shareholders fund is subject to a separate capital requirement.
      Commonwealth Bank of Australia From 20-F 2006  207

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)
The Bank lodged its Accreditation application for the AIRB and AMA Approaches with APRA on 30 September 2005 and is well advanced in finalising solutions to the remaining requirements. The Bank is working closely with APRA through the Accreditation process. The implementation of Basel II in Australia is expected to take place on 1 January 2008.
International Financial Reporting Standards
The Bank adopted the Australian equivalent of International Financial Reporting Standards (“AIFRS”) on 1 July 2005. However, APRA required reporting under AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards, which take effect on 1 July 2006.
The revised prudential standards will impact Tier One Capital and the Capital Base. However, APRA has granted transition relief in relation to changes to their prudential regulations from 1 July 2006 until 31 December 2007.
Total transition relief is $1,715 million comprised of $1,641 million relief for Tier One Capital and $74 million relief for Upper Tier Two Capital.
Transition relief principally relates to:
•	Excess of Market Value Over Net Assets (“EMVONA”) $1,339 million;

•	Software capitalised expenses $229 million; and

•	Defined benefit deficit $45 million.
The Adjusted Common Equity (“ACE”) ratio at 30 June 2006 was 4.50%. At 1 July 2006, ACE was 4.39% as Standard & Poor’s has not granted transition relief for the impact of software capitalised expenses and defined benefit deficit. EMVONA is already excluded from ACE.
Conglomerate Groups
APRA has advised that a third level of capital adequacy (“Level 3”) will be implemented to coincide with the introduction of Basel II. APRA defines a conglomerate group as a group of companies containing one or more Australian incorporated Authorised Deposit-taking Institutions (“ADIs”). The Bank is an ADI and the Commonwealth Bank Group falls within APRA’s definition of a conglomerate group. Each conglomerate group will be required to hold capital that corresponds to the corporate structure of that conglomerate. The calculation will have regard to all group members and the capacity to move surplus capital from one group entity to another.
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
Active Capital Management
The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 7.46% to 7.56% during the year reflecting the issue of hybrid securities during the second half of the year. The Total Capital Ratio decreased from 9.75% at 30 June 2005 to 9.66% at 30 June 2006 impacted by the growth in Risk Weighted Assets. Risk Weighted Assets increased from $190 billion at 30 June 2005 to $216 billion at 30 June 2006 due to strong growth in lending assets particularly in the business/corporate sector. The Bank’s credit ratings remained unchanged.
The following significant initiatives were undertaken to actively manage the Bank’s capital:
Tier One Capital
•	Issue of $262 million and $219 million shares in October 2005 and April 2006 respectively to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2004/05 and interim dividend for 2005/06;

•	In accordance with APRA guidelines, the estimated issue of $303 million shares to satisfy the DRP in respect of the final dividend for 2005/06;

•	Issue of US$700 million Tier One hybrid in March 2006;

•	Redemption of $700 million PERLS in April 2006;

•	Issue of $1,166 million PERLS III in April 2006; and

•	Completion of a $500 million on-market share buyback.
Tier Two Capital
•	Issue of the equivalent of $840 million Lower Tier Two Capital;

•	In accordance with APRA guidelines, the reduction in Tier Two note and bond issues of $278 million due to amortisation;

•	The call and maturity of the equivalent of $78 million of Tier Two note and bond issues; and

•	Increase in the value of Tier Two note and bond issues of $66 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with APRA regulations).
Deductions from Total Capital
The following movements in deductions have occurred during the period:
•	An increase in deductions due to the Bank’s acquisition of a 19.9% interest in Hangzhou City Commercial Bank for $102 million;

•	An increase in deductions due to a $291 million increase in net tangible assets arising from the retention of profits in the Colonial Group; and

•	A decrease in deductions due to the $145 million profit realised on the sale of CMG Asia in October 2005 being repatriated to the Bank. The balance of the proceeds of sale of $463 million was used to repay part of the non-recourse debt funding in the Bank’s life and funds management business.
208       Commonwealth Bank of Australia From 20-F 2006

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)

	Group
	2006	2005
	Actual	Actual
Risk-Weighted Capital Ratios	%	%

Tier One	7.56	7.46
Tier Two	3.10	3.21
Less deductions	(1.00)	(0.92)

Total	9.66	9.75

Adjusted Common Equity (1)	4.50	4.91

	2006	2005
Regulatory Capital	$M	$M

Tier One Capital
Shareholders’ Equity	21,343	26,060
Reverse effect to Shareholders’ Equity of AIFRS transition (2)	7,183	—
Reverse effect of AIFRS during the period to 30 June 2006: (2)
Purchase/(sale) and vesting of treasury shares	10	—
Actuarial (gains)/losses from defined benefit superannuation plan	(387)	—
Realised gains and dividend income on treasury shares held within the Bank’s life insurance statutory funds	(85)	—
Cash flow hedge reserve	(20)	—
Employee compensation reserve	(11)	—
General reserve for credit loss	(92)	—
Available-for-sale investments	(9)	—
Defined benefit superannuation plan expense	25	—
Treasury share valuation adjustment	100	—
Preference share capital	(687)
Issue of hybrid instruments	1,147
Other	(6)	—

Adjusted Shareholders’ Equity per APRA’s transitional arrangements	28,511	26,060
Eligible loan capital	281	304
Estimated reinvestment under Dividend Reinvestment Plan (3)	303	272
Foreign currency translation reserve related to non-consolidated subsidiaries	160	211
Deduct:
Asset revaluation reserve (4)	(131)	(92)
Expected dividend	(1,668)	(1,434)
Goodwill (5)	(4,416)	(4,394)
Intangible component of investment in non-consolidated subsidiaries (6)	(5,397)	(5,397)
Minority interests in entities controlled by non-consolidated subsidiaries	—	(111)
Minority interests in insurance statutory funds and other funds	(1,158)	(1,158)
Capitalised expenses	(122)	(107)
Other	(9)	(13)

Total Tier One Capital	16,354	14,141

Tier Two Capital
Collective provision for impairment losses (7)	1,046	—
General reserve for credit loss (pre-tax equivalent) (7)	500	—

General provision for bad debts	1,546	1,389
FITB related to general provision for bad debts	(464)	(414)
Asset revaluation reserve (4)	131	92
Upper Tier Two note and bond issues	235	237
Lower Tier Two note and bond issues (8) (9)	5,335	4,783
Other	(58)	—

Total Tier Two Capital	6,725	6,087

Total Capital	23,079	20,228

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 30 June 2006.

(2)	APRA requires regulatory capital to continue to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Bank adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital.

(3)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(4)	The Bank agreed with APRA to adopt AIFRS on 1 July 2005 for the reporting of the Asset Revaluation Reserve.

(5)	Consistent with APRA requirements goodwill is reported on an AGAAP basis.

(6)	Per APRA’s transitional arrangements, it was agreed to deduct the value as at 30 June 2005 of the intangible component of the carrying value of the life insurance and funds management business from Tier One Capital until 1 July 2006.

(7)	In line with current APRA requirements the Bank has established a General Reserve for Credit Loss.

(8)	APRA requires these Lower Tier Two note and bond issues to be included as if they were un-hedged.

(9)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.
Commonwealth Bank of Australia Form 20-F 2006     209

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)

	Group
	2006	2005
Regulatory Capital	$M	$M

Total Capital	23,079	20,228
Deduct:
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One Capital):
Shareholders’ net tangible assets in life and funds management businesses	(1,902)	(2,513)
Reverse effect of transition to AIFRS (1)	(592)	—
Capital in other non-consolidated subsidiaries	(256)	(348)
Value of acquired inforce business (2)	(1,339)	(1,152)
Less: non-recourse debt	2,077	2,292

	(2,012)	(1,721)
Other deductions	(151)	(28)

Capital Base	20,916	18,479

(1)	APRA requires regulatory capital to continue to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Bank adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital.

(2)	Per APRA’s transitional arrangements, it was agreed to deduct the value as at 30 June 2005 of acquired inforce business from Total Capital, until 1 July 2006. However, values as at 30 June 2005 have been adjusted to reflect the acquisition of the Gandel Group interests in Colonial First State Property Retail Trust and Gandel Retail Management Trust.

	Group
	2006	2005
Adjusted Common Equity(1)	$M	$M

Tier One Capital	16,354	14,141
Deduct:
Eligible loan capital	(281)	(304)
Preference share capital	—	(687)
Other equity instruments	(3,659)	(1,573)
Minority interests (net of minority interests component deducted from Tier One Capital)	(508)	(520)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One Capital)	(2,012)	(1,721)
Other deductions	(151)	(28)

Total Adjusted Common Equity	9,743	9,308

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the pre AIFRS Standard & Poor’s methodology at 30 June 2006.
210     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)

					Group
			Risk		Risk-Weighted
		Face Value	Weights		Balance
	2006	2005		2006	2005
Risk-Weighted Assets	$M	$M	%	$M	$M

On Balance Sheet Assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	23,301	27,447	—	—	—
Claims on OECD banks and local governments	16,742	14,754	20	3,348	2,951
Advances secured by residential property (1)	157,962	143,746	50	78,981	71,873
All other assets (1)	110,971	92,510	100	110,971	92,510

Total On Balance Sheet Assets — Credit Risk (2) (3)	308,976	278,457		193,300	167,334

						Group
						Risk-Weighted
		Face Value		Credit Equivalent		Balance
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M

Off Balance Sheet Exposures
Direct credit substitutes	3,598	3,308	3,598	3,308	2,786	2,622
Trade and performance related items	2,365	1,280	999	584	964	540
Commitments	82,634	76,581	16,604	13,839	12,049	10,328
Foreign exchange, interest rate and other market related transactions	1,027,846	885,700	14,342	20,814	3,892	5,881

Total Off Balance Sheet Exposures - Credit Risk (4)	1,116,443	966,869	35,543	38,545	19,691	19,371

Total Risk-Weighted Assets — Credit Risk					212,991	186,705
Risk-Weighted Assets — Market Risk					3,447	2,854

Total Risk-Weighted Assets					216,438	189,559

(1)	For loans secured by residential property approved after 5 September 1994, a risk weight of 100% applied where the loan to valuation ratio is in excess of 80%. Effective from 28 August 1998, a risk weight of 50% applies to these loans if they are totally insured by an acceptable lender’s mortgage insurer. Loans that are risk-weighted at 100% are reported under “All other assets”.

(2)	The difference between total On-Balance Sheet assets and the Group’s Balance Sheet reflects the alternative treatment of some assets and provisions as prescribed in APRA’s capital adequacy guidelines; principally goodwill, collective provision for impairment losses, General Reserve for Credit Loss, and investments in life insurance and funds management business.

(3)	Total On-Balance Sheet assets exclude debt and equity securities in the trading book and all On-Balance Sheet positions in commodities, as they are included in the calculation of notional market risk-weighted assets.

(4)	Off-Balance Sheet exposures secured by the residential property account for $8.9 billion of Off-Balance Sheet credit equivalent assets ($4.2 billion of Off-Balance Sheet risk-weighted assets).
Commonwealth Bank of Australia Form 20-F 2006 211

Notes to the Financial Statements
Note 36 Maturity Analysis of Monetary Assets and Liabilities
The maturity distribution of monetary assets and liabilities is based on contractual terms. The majority of the longer term monetary assets are variable rate products, with actual maturities shorter than the contractual terms.
Therefore this information is not relied upon by the Bank in the management of its interest rate risk in Note 43.

								Group
	Maturity Period At 30 June 2006
			0 to 3	3 to 12	1 to 5	Over 5	Not
	At Call	Overdrafts	months	months	years	years	Specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	2,016	—	3,115	—	—	—	—	5,131
Receivables due from other financial institutions	—	—	5,923	1,156	—	28	—	7,107
Assets at fair value through Income Statement:
Trading (1)	—	—	15,758	—	—	—	—	15,758
Insurance	153	—	995	1,900	2,653	1,945	16,791	24,437
Other	182	—	2,124	62	576	—	—	2,944
Derivative assets	—	—	7,484	986	833	372	—	9,675
Available-for-sale investments	—	—	2,278	1,255	4,532	2,022	1,116	11,203
Loans, advances and other receivables (2)	15,182	5,107	16,643	18,115	58,373	146,802	(1,046)	259,176
Bank acceptances of customers	—	—	17,531	779	—	—	—	18,310
Other monetary assets	29	—	3,803	81	6	2	255	4,176

Total monetary assets	17,562	5,107	75,654	24,334	66,973	151,171	17,116	357,917

Liabilities
Deposits and other public borrowings(3)	97,262	—	48,772	24,167	2,938	88	—	173,227
Payables to other financial institutions	1,380	—	8,999	805	—	—	—	11,184
Liabilities at fair value through Income Statement	1,987	—	5,426	2,677	2,880	841	—	13,811
Derivative liabilities	—	—	6,471	877	1,047	2,425	—	10,820
Bank acceptances	—	—	17,531	779	—	—	—	18,310
Insurance policy liabilities	—	—	—	—	—	—	22,225	22,225
Debt issues and loan capital	—	—	9,478	14,700	42,838	21,470	—	88,486
Managed funds units on issue	—	—	—	—	—	—	1,109	1,109
Other monetary liabilities	10	—	5,056	209	469	420	205	6,369

Total monetary liabilities	100,639	—	101,733	44,214	50,172	25,244	23,539	345,541

(1)	Trading assets are purchased without the intention to hold until maturity and are categorised as maturing within 3 months.

(2)	$141 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial “core” deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 43.
212     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 36 Maturity Analysis of Monetary Assets and Liabilities (continued)

								Group
	Maturity Period At 30 June 2005
			0 to 3	3 to 12	1 to 5	Over 5	Not
	At Call	Overdrafts	months	months	years	years	Specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	970	—	5,085	—	—	—	—	6,055
Receivables due from other financial institutions	371	—	4,943	408	50	315	—	6,087
Trading securities (1)	—	—	14,631	—	—	—	—	14,631
Investment securities	—	—	1,467	1,325	5,279	2,767	—	10,838
Loans, advances and other receivables (2)	4,837	5,225	21,766	30,518	57,143	110,247	(1,390)	228,346
Bank acceptances of customers	—	—	16,387	399	—	—	—	16,786
Life assets	179	—	4,128	477	3,471	3,130	16,099	27,484
Other monetary assets	1	—	15,479	20	1	17	115	15,633

Total monetary assets	6,358	5,225	83,886	33,147	65,944	116,476	14,824	325,860

Liabilities
Deposits and other public borrowings (3)	93,682	—	39,974	29,957	4,274	139	—	168,026
Payables to other financial institutions	809	—	6,054	1,160	—	—	—	8,023
Bank acceptances	—	—	16,387	399	—	—	—	16,786
Life liabilities	—	—	—	—	—	—	24,694	24,694
Debt issues and loan capital	—	—	11,978	18,164	33,467	13,447	—	77,056
Other monetary liabilities	8	—	16,807	30	9	7	174	17,035

Total monetary liabilities	94,499	—	91,200	49,710	37,750	13,593	24,868	311,620

(1)	Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within 3 months.

(2)	$125 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3)	Includes substantial “core” deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 43.
Commonwealth Bank of Australia Form 20-F 2006     213

Notes to the Financial Statements
Note 37 Financial Reporting by Segments

				Group
	Year Ended 30 June 2006
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	19,758	—	—	19,758
Premium and related revenue	—	—	1,052	1,052
Other income	3,036	3,687	1,031	7,754

Total revenue	22,794	3,687	2,083	28,564

Interest expense	13,244	—	—	13,244

Segment result before income tax	4,559	643	657	5,859
Income tax expense	(1,328)	(331)	(241)	(1,900)

Segment result after income tax	3,231	312	416	3,959
Minority interests	(28)	(3)	—	(31)

Segment result after income tax and minority interests	3,203	309	416	3,928

Net profit attributable to shareholders of the Bank	3,203	309	416	3,928

Non-Cash Expenses
Intangible asset amortisation	49	—	—	49
Bad debts expense	398	—	—	398
Depreciation	157	2	5	164
Defined benefit superannuation plan expense	35	—	—	35
Other	65	1	—	66

Balance Sheet
Total assets	340,254	19,201	9,648	369,103
Acquisition of property, plant & equipment, intangibles and other non-current assets	510	94	8	612
Associate investments	106	52	32	190
Total liabilities	324,185	16,423	7,152	347,760

214     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 37 Financial Reporting by Segments (continued)

				Group
	Year Ended 30 June 2005
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	16,781	—	—	16,781
Premium and related revenue	—	—	1,132	1,132
Other income	2,845	3,203	1,186	7,234

Total revenue	19,626	3,203	2,318	25,147

Interest expense	10,755	—	—	10,755

Segment result before income tax	3,982	508	522	5,012
Income tax expense	(1,197)	(192)	(213)	(1,602)

Segment result after income tax	2,785	316	309	3,410
Minority interests	(3)	(7)	—	(10)

Segment result after income tax and minority interests	2,782	309	309	3,400

Net profit attributable to shareholders of the Bank	2,782	309	309	3,400

Non-Cash Expenses
Intangible asset amortisation	20	—	—	20
Bad debts expense	322	—	—	322
Depreciation	135	8	13	156
Defined benefit superannuation plan expense	75	—	—	75
Other	84	27	—	111

Balance Sheet
Total assets	304,620	16,191	16,593	337,404
Acquisition of property, plant & equipment, intangibles and other non-current assets	303	8	39	350
Associate investments	19	1	32	52
Total liabilities	287,549	16,832	10,380	314,761

Commonwealth Bank of Australia Form 20-F 2006     215

Notes to the Financial Statements
Note 37 Financial Reporting by Segments (continued)

				Group
	Year Ended 30 June
Secondary Segment
Geographical Segments	2006	2006	2005	2005
Income Statement	$M	%	$M	%

Revenue
Australia	22,802	79.8	20,003	79.5
New Zealand	4,021	14.1	3,361	13.4
Other countries (1)	1,741	6.1	1,783	7.1

Total Revenue	28,564	100.0	25,147	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	3,200	81.5	2,778	81.7
New Zealand	387	9.8	363	10.7
Other countries (1)	341	8.7	259	7.6

Total Net Profit Attributable to Shareholders of the Bank	3,928	100.0	3,400	100.0

Assets
Australia	304,831	82.6	280,255	83.0
New Zealand	43,318	11.7	41,383	12.3
Other countries (1)	20,954	5.7	15,766	4.7

Total Assets	369,103	100.0	337,404	100.0

Acquisition of Property, Plant & Equipment, Intangibles and Other Non-Current Assets
Australia	564	92.2	303	86.6
New Zealand	34	5.5	37	10.6
Other countries (1)	14	2.3	10	2.8

Total	612	100.0	350	100.0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
The geographical segment represents the location in which the transaction was booked.
216     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 38 Life Insurance Business
The following information is provided to disclose the statutory life insurance business transactions contained in the Group Financial Statements and the underlying methods and assumptions used in their calculations.
All financial assets within the life statutory funds have been determined to back either life insurance or life investment contracts. Also refer to Note 1 (hh). The insurance segment result is prepared on a business segment basis, refer to Note 37.

		Life Insurance			Life Investment
		Contracts			Contracts			Group
	2006	2005		2006	2005		2006	2005
Summarised Income Statement	$M	$M		$M	$M		$M	$M

Premium and related revenue	949			414			1,363	1,500
Outward reinsurance premiums expense	(176)			(3)			(179)	(231)
Claims expense	(526)			(127)			(653)	(422)
Reinsurance recoveries	128			—			128	122
Investment revenue (excluding investments in subsidiaries)
Equity securities	205			1,686			1,891	1,635
Debt securities	230			372			602	795
Property	174			169			343	353
Other	(48)			413			365	411
Increase/(decrease) in insurance policy liabilities	(192)			(2,165)			(2,357)	(2,686)

Operating income	744			759			1,503	1,477

Acquisition expenses	163			21			184	295
Maintenance expenses	173			191			364	413
Management expenses	18			7			25	43
Other expense	14			29			43	36

Operating profit before income tax	376			511			887	690
Income tax attributable to operating profit	148			255			403	314

Operating profit after income tax	228			256			484	376
Minority interests in operating profit after income tax	—			—			—	(5)

Net profit after income tax	228	n/a	(1)	256	n/a	(1)	484	371

Sources of life insurance operating profit
The operating profit after income tax is represented by:

Emergence of planned profit margins	104			200			304	206
Difference between actual and planned experience	20			(41)			(21)	(2)
Effects of changes to underlying assumptions	2			—			2	—
Reversal of previously recognised losses or loss recognition on groups of related products	1			—			1	—
Investment earnings on assets in excess of policyholder liabilities	70			7			77	167
Other movements (2)	31			90			121	—

Operating profit after income tax	228	n/a	(1)	256	n/a	(1)	484	371

Life insurance premiums received and receivable							2,649	3,112
Life insurance claims paid and payable							4,803	4,632

(1)	No comparative balances provided as exemption elected when adopting Insurance Contracts AIFRS accounting from 1 July 2005.

(2)	Includes profit on sale of the Hong Kong insurance business.
The disclosure of the components of operating profit after income tax expense are required to be separated between policyholders’ and shareholders’ interests. As policyholder profits are an expense of the Group and not attributable to shareholders, no such disclosure is required.
Commonwealth Bank of Australia Form 20-F 2006     217

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)

		Life Insurance			Life Investment
		Contracts			Contracts			Group
Reconciliation of movements in	2006	2005		2006	2005		2006	2005
policy liabilities	$M	$M		$M	$M		$M	$M

Contract policy liabilities
Gross policy liabilities opening balance	25,241			—			25,241
AIFRS transition adjustment	(19,108)			19,108			—
Net increase/(decrease) in contract liabilities reflected in the summarised Income Statement	135			2,165			2,300
Contract contributions recognised in policy liabilities	60			1,329			1,389
Contract withdrawals recognised in policy liabilities	(281)			(4,133)			(4,414)
Non cash movements	(1,361)			(559)			(1,920)
FX translation adjustment	(97)			(126)			(223)

Gross policy liabilities closing balance	4,589	n/a	(1)	17,784	n/a	(1)	22,373	n/a	(1)

Liabilities ceded under reinsurance
Opening balance	(205)			—			(205)
Decrease/(increase) in reinsurance assets reflected in the summarised Income Statement	57			—			57

Closing balance	(148)	n/a	(1)	—	n/a	(1)	(148)	n/a	(1)

Net policy liabilities at 30 June
Expected to be realised within 12 months	545			3,625			4,170
Expected to be realised in more than 12 months	3,896			14,159			18,055

Total Insurance Policy Liabilities	4,441	n/a	(1)	17,784	n/a	(1)	22,225	n/a	(1)

(1)	No comparative balances provided as exemption elected when adopting Insurance Contracts AIFRS accounting from 1 July 2005.
218     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Sensitivity Analysis
The Group conducts sensitivity analyse’s to quantify the exposure to risk of changes in the key underlying variables such as interest rate, equity prices, mortality, morbidity and inflation. The valuations included in the reported results and the Group’s best estimate of future performance are calculated using certain assumptions about these variables.
The movement in any key variable will impact the performance and net assets of the Group and as such represents a risk.

Variable	Impact of movement in underlying variable

Expense risk	An increase in the level or inflationary growth of expenses over assumed levels will decrease profit and shareholder equity.

Interest rate risk	Depending on the profile of the investment portfolio, the investment income of the Group will decrease as interest rates decrease. This may be offset to an extent by changes in the market value of fixed interest investments. The impact on profit and shareholder equity depends on the relative profiles of assets and liabilities, to the extent that these are not matched.

Mortality rates	For insurance contracts that pay a death benefit, higher rates of mortality increase the claim cost and therefore reduce both profit and shareholder equity. For lifetime annuity contracts, lower mortality rates increase the duration of annuity payments and therefore reduce both profit and shareholder equity.

Morbidity rates	The cost of health-related claims depends on both the incidence of policyholders becoming ill and the duration which they remain ill. Higher than expected incidence and duration would be likely to increase claim costs, reducing profit and Shareholders’ Equity.

Discontinuance	The impact of the discontinuance rate assumption depends on a range of factors including the type of contract, the surrender value basis (where applicable) and the duration in force. For example, an increase in discontinuance rates at earlier durations of life insurance contracts usually has a negative effect on performance and net assets. However, due to the interplay between the factors, there is not always an adverse outcome from an increase in discontinuance rates.

Market Risk	For contracts where benefit payments depend on the value of underlying assets, market risk is borne by policyholders. However, the Group derives fee income based on the value of the underlying funds; hence revenues are always sensitive to changes in market value. For assets which are not contractually linked to policy liabilities, the Group is exposed to market risk.

The table below shows the sensitivity of insurance contract liabilities (gross and net of reinsurance), current years profits and shareholder equity to changes in assumptions on key variables. The sensitivity of the insurance contract liability to changes in assumptions will be dependent on whether the product is (or remains) in loss recognition after the assumptions change and whether the change is made to an economic assumption. The interest rate sensitivity includes the impact of the change on both the policy liabilities and assets.

	Gross (before reinsurance)			Net (after reinsurance)
		Policy		Policy	Shareholder
	Profit/(loss)	Liabilities	Profit/(loss)	Liabilities	Equity
	2006	2006	2006	2006	2006
	$M	$M	$M	$M	$M

Result of change in variables (1)
Interest rates - 1% increase	(17)	(10)	(18)	(8)	(18)
Mortality and morbidity on lump sum products - 10% increase in total costs	(2)	2	(2)	2	(2)
Annuitant mortality - 20% increase in rate of future mortality improvement	(12)	16	(12)	16	(12)
Morbidity on Income Protection - 10% increase in total cost	(7)	7	(6)	6	(6)
Discontinuance - 10% increase in discontinuance rates	—	—	—	—	—
Expenses - 10% increase in maintenance expenses assumption	(1)	1	(1)	1	(1)

(1)	Represents Australia and New Zealand only.
Commonwealth Bank of Australia Form 20-F 2006     219

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Life Investment Contract Liabilities
Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The resulting liability to policyholders is closely linked to the performance and the value of the assets (after tax) that back those liabilities. The fair value of such liabilities is therefore the same as the fair value of those assets, after tax on the basis charged to the policyholders.
Life Insurance Contract Liabilities
Appropriately qualified actuaries have been appointed for each life insurance entity and they have reviewed and satisfied themselves as to the accuracy of the contract liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance entities.

	Life Insurance
	Contracts
	2006	2005
Components of life insurance contract liabilities	$M	$M

Future policy benefits (1)	6,205
Future bonuses	1,128
Future expenses	1,810
Future profit margins	1,321
Future charges for acquisition expenses	(407)
Balance of future premiums	(5,705)
Provisions for bonuses not allocated to participating policyholders	89

Total Contract Liabilities	4,441	n/a	(2)

(1)	Including bonuses credited to policyholders in prior years.

(2)	No comparative balances provided as exemption elected when adopting Insurance Contracts AIFRS accounting from 1 July 2005.
Taxation
Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each market.
Actuarial Methods and Assumptions
Insurance contract policy liabilities have been calculated in accordance with AASB 1038 (Life Insurance Contracts) and the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.04 – Valuation Standard (‘AS1.04’) issued by the Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses or expected claim payment
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Projection	Premiums/expected claim payment
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Accumulation	Not applicable
Income stream risk	Projection	Expected claim payments

The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.
Bonuses were amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and terminal bonuses (payable on the termination of the policy).
220      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Actuarial Assumptions
Set out below is a summary of the material assumptions used in the calculation of policy liabilities.
Discount Rates
These were the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates were risk free rates or were determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant.
The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates and asset mix.

	June 2006	June 2005
Class of Business (1)	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	6. 00 – 6. 75	5. 52 – 6. 26
Traditional – superannuation business (after tax)	7. 33 – 8. 26	6. 74 – 7. 67
Annuity based (after tax)	5. 79 – 6. 30	5. 71 – 6. 49
Term insurance – ordinary business (before tax)	5. 58 – 5. 81	5. 11 – 5. 50
Term insurance – superannuation business (before tax)	5. 58 – 5. 81	5. 11 – 5. 50
Income protection business (before tax)	5. 58 – 5. 81	5.11
Investment account – ordinary business (after tax)	4.21	3.74
Investment account – superannuation business (after tax)	5.12	4.55
Investment account – exempt (after tax)	5.98	5.31

(1)	For New Zealand, investment earning rates assumed were 3.9% to 5.6% net of tax.
Bonuses
The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.
Maintenance Expenses
The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one-off expenses. For participating business, expenses continue on the previous charging basis with adjustments for actual experience, and are assumed to increase in line with inflation each year.
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
Taxation
The taxation basis and rates assumed vary by market and product type.
Voluntary Discontinuance
Discontinuance rates were based on recent company and industry experience and vary by market, product, age and duration inforce. The experience has been broadly in line with assumptions. There have been no significant changes to these assumptions.
Surrender Values
Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.
Mortality and Morbidity
Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each market e.g. IA95-97 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate. Mortality and morbidity assumptions have been reduced on some products.
Commonwealth Bank of Australia Form 20-F 2006       221

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Risk Management Policies and Procedures
The financial condition and operating results of the Life Insurance Business in the Group are affected by a number of key financial and non-financial risks. The objectives and policies in respect of managing these risks are set out below.
There are two risk types that are considered to be unique to life insurance businesses. These are the risks that the incidence of mortality (death) and morbidity (illness and injury) claims are higher than assumed when pricing life insurance policies, or is greater than best estimate assumptions used to determine the policy liabilities of the business.
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
Terms and Conditions of Insurance Contracts
The nature of the terms of the insurance contracts written is such that certain external variables can be identified on which related cash flows for claim payments depend. The tables below provide an overview of the key variables upon which the related cash flows are dependent.

Key variables that affect the
		Nature of compensation for	timing and uncertainty of future
Type of Contract	Detail of contract workings	claims	cash flows

Non-participating life insurance contracts with fixed and guaranteed terms (Term Life, Trauma and Disability)	Guaranteed benefits paid on death, ill health or maturity that are fixed and guaranteed and not at the discretion of the issuer.	Benefits, defined by the insurance contracts, are determined by the contract. They are not directly affected by the performance of underlying assets or the performance of the contracts as a whole.	Mortality Morbidity Discontinuance rates Expenses

Life insurance contracts with discretionary participating benefits (endowment and whole of life)	These policies include a clearly defined initial guaranteed sum assured which is payable on death. The guaranteed amount is multiple of the amount that is increased throughout the duration of the policy by the addition of regular annual bonuses which, once added, are not removed. Bonuses are also added on maturity.	Benefits arising from the discretionary participation feature are based on the performance of a specified pool of contracts or a specified type of contract.	Market earnings rates Mortality Discontinuance rates Expenses

Solvency
Australian Life Insurers
Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support solvency requirements and provide protection against adverse experience. Actuarial Standard AS2.04 — ‘Solvency Standard’ (‘AS2.04’) prescribes a minimum solvency requirement and the minimum level of assets required to be held in each statutory fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.04. Further information is available from the individual statutory returns of subsidiary life insurers.
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
Disaggregated Information
Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are distinguished from each other and from the shareholders’ funds. The Financial Statements of Australian life insurers prepared in accordance with AASB 1038 (and which are lodged with the relevant Australian regulators) show all major components of the Financial Statements disaggregated between the various life insurance statutory funds and their shareholder funds and as well as between investment linked business and those relating to non-investment linked businesses.
222      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 39 Remuneration of Auditors

			Group		Bank
	2006		2005	2006	2005
	$’000		$’000	$’000	$’000

Amounts paid or due and payable for audit services to:
Ernst & Young	9,481		7,921	7,559	4,084
Other Auditors	176		114	—	—

	9,657		8,035	7,559	4,084

Amounts paid or due and payable for non-audit services to Ernst & Young:
Audit related services	5,122		2,077	1,660	1,664
Taxation services	—		16	—	8
All other services
Other services	1,423		327	782	11

	6,545	(1)	2,420	2,442	1,683

Total Remuneration of Auditors	16,202		10,455	10,001	5,767

(1)	An additional amount of $4,056,000 was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements, being managed investment schemes and superannuation funds. $3,923,000 of this amount relates to statutory audits, with the residual relating to reviews attestations and assurances.
The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and the level of fees are compatible with maintaining auditors’ independence.
Audit related fees principally include audit of the Group’s US Forms 20-F and review of the half year Financial Statements filed on Form 6-K, services in relation to regulatory requirements and other services that only the external auditor can provide, as well as investigations and reviews of internal control systems and financial or regulatory information.
Taxation services fees include income tax and GST compliance and related advice, and tax technology and related training.
All other fees principally include transaction support services related to potential and actual acquisition and disposition transactions and advice regarding implementation of revised compliance and regulatory requirements.
Note 40 Commitments for Capital Expenditure Not Provided for in the Accounts

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Not later than one year	36	13	14	13

Total Commitments for Capital Expenditure Not Provided for in the Accounts	36	13	14	13

Commonwealth Bank of Australia Form 20-F 2006      223

Notes to the Financial Statements
Note 41 Lease Commitments – Property, Plant and Equipment

		Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Commitments in respect of non-cancellable operating lease agreements due:
Not later than one year	298	297	258	263
Later than one year but not later than five years	732	635	610	540
Later than five years	255	214	214	165

Total Lease Commitments – Property, Plant and Equipment	1,285	1,146	1,082	968

Group’s share of lease commitments of associated entities due:
Not later than one year	3	—
Later than one year but not later than five years	3	—
Later than five years	2	—

Total Lease Commitments – Property, Plant and Equipment	8	—

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
The Group as lessee has no purchase options over premises occupied. In a small number of cases, the Group as lessee has a right of first refusal if the premises are to be sold.
There are no restrictions imposed on the Group’s lease of space other than those forming part of the negotiated lease arrangements for each specific premise.
224      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 42 Contingent Liabilities, Assets and Commitments
The Group is involved in a range of transactions that give rise to contingent and/or future liabilities which are distinct from transactions and other events that result in the recognition of liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit.
These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Bank policy, exposure to any of these transactions is not carried at a level that would have a material adverse effect on the financial condition of the Bank and its controlled entities.
Details of contingent liabilities and Off-Balance Sheet business are:

			Group
	Face Value		Credit Equivalent
	2006	2005	2006	2005
	$M	$M	$M	$M

Credit risk related instruments
Guarantees	2,592	2,438	2,592	2,438
Standby letters of credit	342	321	342	321
Bill endorsements	230	276	230	276
Documentary letters of credit	613	185	123	37
Performance related contingents	1,753	1,095	876	547
Commitments to provide credit	82,162	76,162	16,135	13,421
Other commitments	8,048	8,279	1,179	942

Total Credit Risk Related Instruments	95,740	88,756	21,477	17,982

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
Commitments to provide credit include all obligations on the part of the Group to provide credit facilities. These credit facilities are both fixed and variable.
Fixed rate or fixed spread commitments extended to customers that allow net settlement of the change in value of the commitment are written options and are recorded at fair value. Refer Note 11.
Other commitments include the Group’s obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities. Other commitments also include obligations, not already disclosed to extend credit that are irrevocable because they cannot be withdrawn at the discretion of the Bank without the risk of incurring significant penalty or expense. In addition commitments to purchase or sell loans are included in other commitments.
The transactions are categorised and credit equivalents calculated under APRA guidelines for the risk based measurement of capital adequacy. The credit equivalent amounts are a measure of the potential loss to the Group in the event of non-performance by the counterparty.
The credit equivalent exposure from direct credit substitutes (guarantees, standby letters of credit and bill endorsements) is the face value of the transaction, whereas the credit equivalent exposure to documentary letters of credit and performance related contingents is 20% and 50% respectively of the face value. The exposure to commitments to provide credit is calculated by applying given credit conversion factors to the face value to reflect the duration, the nature and the certainty of the contractual undertaking to provide the facility. The amounts reflected assume that the amounts may be fully advanced. The contractual amount of these instruments is the maximum amount at risk if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities.
As the potential loss depends on the performance of a counterparty, the Group utilises the same credit policies and assessment criteria for Off-Balance Sheet business as it does for On-Balance Sheet business and if it is deemed necessary, collateral is obtained based on management’s credit evaluation of the counterparty. If a probable loss is identified, suitable provisions are raised.
Contingent Assets
The credit risk related contingent liabilities of $95,740 million (2005: $88,756 million) detailed above also represent contingent assets of the Group. Such commitments to provide credit may in the normal course convert to loans and other assets of the Group.
Litigation
Neither the Commonwealth Bank nor any of its controlled entities is engaged in any litigation or claim which is likely to have a materially adverse effect on the business, financial condition or operating results of the Commonwealth Bank or any of its controlled entities. Where some loss is probable and reliably estimatable an appropriate provision has been made.
Commonwealth Bank of Australia Form 20-F 2006       225

Notes to the Financial Statements
Note 42 Contingent Liabilities, Assets and Commitments (continued)
Fiduciary Activities
The Group and its associated entities conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager for numerous investment funds and trusts, including superannuation and approved deposit funds, wholesale and retail trusts. The amounts of funds concerned that are not reported in the Group’s Balance Sheet are as follows:

	2006	2005
	$M	$M

Funds under administration
Australia	99,000	77,208
United Kingdom	15,526	11,914
New Zealand	9,353	8,579
Asia	6,842	2,404

Total	130,721	100,105

Certain entities within the Group act as responsible entity or trustee of virtually all managed investment schemes (“schemes”), wholesale and retail trusts (“trusts”) managed by the Group in Australia, the United Kingdom and New Zealand. The above funds under administration do not include on Balance Sheet investments and policyholder liabilities held in the statutory funds of the life insurance business (refer to Note 10) where an entity within the Group may act as a trustee. Where entities within the Group act as responsible entity of managed investment schemes, obligations may exist under the relevant Constitutions whereby upon request from a scheme member, the responsible entity has an obligation to redeem units from the assets of those schemes. Liabilities are incurred by these entities in their capacity as responsible entity or trustee. Rights of Indemnity are held against the schemes and trusts whose assets exceeded their liabilities at 30 June 2006. The Bank does not provide a general guarantee of the performance or obligations of its subsidiaries.
Long Term Contracts
In June 2006, the Bank entered into a 6 year contract with EDS (Australia) Pty Ltd, relating to the provision of Information Technology Services. The contract was signed on 30 June 2006 and it is effective from 1 July 2006.
In 1997, the Bank entered into a ten year contract with EDS (Australia) Pty Ltd, relating to the provision of Information Technology Services. This arrangement is in place for remaining services until 10 October 2006.
In 2000, the Bank entered into a five year agreement with TCNZ Australia Pty Ltd for the provision of telecommunications services. In late 2005, the Bank entered into two separate agreements with Gen-i Pty Ltd for the provision of Network Perimeter Security Services from 1 January 2006 until 1 January 2008 as well as Data Communications Services effective from 1 September 2005 until 1 September 2008. The remainder of telecommunication services, with the exception of Eftpos and Remote Access Services, currently provided under the Telecommunications Services Agreement by Gen-i to the Bank, were extended until 1 September 2008.
In 2004, the Bank entered into an agreement with Optus Pty Ltd for the provision of Eftpos Telecommunications Services from 21 October 2004 until 21 October 2007.
In 2005, the Bank entered into an agreement with Telstra Corporation Pty Ltd for the provision of Remote Access Services from 14 July 2005 until 14 July 2008.
Failure to Settle Risk
The Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities, in accordance with the regulations and procedures of the following clearing systems of the Australian Payments Clearing Association Limited: The Australian Paper Clearing System (“Clearing Stream 1”), The Bulk Electronic Clearing System (“Clearing Stream 2”), The Consumer Electronic Clearing System (“Clearing Stream 3”) and the High Value Clearing System (“Clearing Stream 4”, only if operating in ‘bypass mode’). This credit risk exposure is unquantifiable in advance, but is well understood, and is extinguished upon settlement at 9am each business day.
Service Agreements
The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 June 2006 was $6.3 million (2005: $7.1 million).
226      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 42 Contingent Liabilities, Assets and Commitments (continued)
Collateral
The Group has secured liabilities of $2,354 million. The table below sets out the assets pledged by the Bank to secure these liabilities.

			Group			Bank
	2006		2005		2006	2005
Assets pledged	$M		$M		$M	$M

Cash	1,633	(2)			1,633
Assets at fair value through Income Statement	1,192				1,192
Available-for-sale investments	58				58

Assets pledged	2,883		N/A	(1)	2,883	N/A	(1)

		Group			Bank
	2006	2005		2006	2005
Collateral held	$M	$M		$M	$M

Cash	312			312
Assets at fair value through Income Statement	2,334			2,334

Collateral held	2,646	N/A	(1)	2,646	N/A	(1)

(1)	No comparative balances provided as exemption elected when adopting Financial Instruments AIFRS accounting from 1 July 2005.

(2)	These balances include assets sold under repurchase agreements. The liabilities related to these repurchase agreements are disclosed in Note 23.
Commonwealth Bank of Australia Form 20-F 2006      227

Notes to the Financial Statements
Note 43 Market Risk
The Group in its daily operations is exposed to a number of market risks. Market risk relates to the risk that market rates and prices will change and that this will have an adverse affect on the profitability and/or net worth of the Group, e.g. an adverse interest rate movement. Market risk also includes the operational risks of market access for funding and liquidity.
Under the authority of the Board of Directors, the Risk Committee of the Board ensures that all the market risk exposure is consistent with the business strategy and within the risk tolerance of the Group. Regular market risk reports are tabled before the Risk Committee of the Board.
Within the Group, market risk is greatest in the Balance Sheets of the banking and insurance businesses. Market risk also arises in the course of its intermediation activities in financial services and in financial markets trading.
Market Risk in Balance Sheet Management
The Risk Committee of the Board approves the Bank’s Balance Sheet market risk policies and limits. Implementation of the policy is delegated to the Group Executives of the associated business units with senior management oversight by the Group’s Asset and Liability Committee.
For bank Balance Sheets, market risk includes liquidity risks, funding risks, interest rate risk and foreign exchange risk. On life and general insurance Balance Sheets, market risk is part of the principal means by which long term liabilities are actuarially managed. In this sense and in contrast to banking, market risk is structural for these businesses.
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
Funding risk
Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The funding requirements are integrated into the Group’s liquidity and funding policy with its aim to assure the Group has a stable diversified funding base without over-reliance on any one market sector.
Domestically, the Group continues to obtain a large portion of its AUD funding from a stable retail deposit base, which has a lower interest cost than wholesale funds. The relative size of the Group’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. Funding diversification is particularly important in offshore markets where the absence of any ‘natural’ offshore funding base means the Group is principally reliant on wholesale money market and capital market sources for funding. The Group has imposed internal prudential constraints on the relative mix of offshore sources of funds.
228      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 43 Market Risk (continued)
The following table outlines the range of financial instruments used by the Group to raise deposits and borrowings, both within Australia and overseas. Funds are raised from well-diversified sources and there are no material concentrations in these categories.

	Group
	2006	2005
Market Risk	$M	$M

Australia
Cheque accounts	31,962	27,455
Savings accounts	32,070	31,947
Term deposits	43,210	41,582
Cash management accounts	23,387	21,831
Debt issues	65,426	52,384
Bank acceptances	18,310	16,786
Certificates of deposits	18,185	16,038
Life insurance policy liabilities	20,001	20,636
Loan capital	8,887	6,291
Securities sold under agreements to repurchase and short sales	1,380	2,258
Liabilities at fair value through Income Statement	1,948	—
Managed funds units on issue	1,109	—
Other	3,354	2,353

Total Australia	269,229	239,561

Overseas
Deposits and interbank	30,863	32,230
Commercial paper	7,710	12,266
Life insurance policy liabilities	2,224	4,058
Other debt issues	5,455	6,115
Loan capital	1,008	—
Liabilities at fair value through Income Statement	11,863	—

Total Overseas	59,123	54,669

Total Funding Sources	328,352	294,230

Provisions and other liabilities	19,408	20,531

Total Liabilities	347,760	314,761

Commonwealth Bank of Australia Form 20-F 2006     229

Notes to the Financial Statements
Note 43 Market Risk (continued)
Interest rate risk (Banking)
Interest rate risk in the bank Balance Sheet arises from the potential for a change in interest rates to change the expected net interest earnings, in the current reporting period and in future years. Similarly, interest rate risk also arises from the potential for a change in interest rates to cause a fluctuation in the fair value of the financial instruments. Interest rate risk arises from the structure and characteristics of the Group’s assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The objective is to manage the interest rate risk to achieve stable and sustainable net interest earnings in the long term.
The Group measures and manages Balance Sheet interest rate risk from two perspectives:
(a) Next 12 months earnings
The risk to the net interest earnings over the next 12 months for a change in interest rates is measured on a monthly basis. Risk is measured assuming an immediate 1% parallel movement in interest rates across the whole yield curve as well as other interest rate scenarios with variations in size and timing of interest rate movements. Potential variations in net interest earnings are measured using a simulation model that takes into account the projected change in Balance Sheet asset and liability levels and mix. Assets and liabilities with pricing directly based on market rates are repriced based on the full extent of the rate shock that is applied. Risk on the other assets and liabilities (those priced at the discretion of the Group) is measured by taking into account both the manner the products have repriced in the past as well as the expected change in price based on the current competitive market environment.
The figures in the following table represent the potential change to net interest earnings during the year (expressed as a percentage of expected net interest earnings in the next 12 months) based on a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading.

(expressed as a percentage of	2006	2005
expected next 12 months’ earnings)%		%

Average monthly exposure	1.1	1.1
High month exposure	2.1	1.5
Low month exposure	0.2	0.5

(b) Economic value
Some of the Group’s assets and liabilities have interest rate risk that is not fully captured within a measure of risk to the next 12 months earnings. To measure this longer-term sensitivity, the Group utilises an economic value-at-risk (“VaR”) analysis. This analysis measures the potential change in the net present value of cash flows of assets and liabilities. Cash flows for fixed rate products are included on a contractual basis, after adjustment for forecast prepayment activities. Cash flows for products repriced at the discretion of the Group are based on the expected repricing characteristics of those products.
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
The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of all existing assets and liabilities held for hedging purposes.

	2006	2005
	$M	$M

Exposure as at 30 June	117	7
Average monthly exposure	53	24
High month exposure	127	78
Low month exposure	7	5

230     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 43 Market Risk (continued)
The following table represents the Group’s contractual interest rate sensitivity for repricing mismatches as at 30 June 2006 and corresponding weighted average effective interest rates. The net mismatch represents the net value of assets, liabilities and off Balance Sheet instruments that may be repriced in the time periods shown.
All assets and liabilities are shown according to contractual repricing dates. Options are shown in the mismatch report using the delta equivalents of the option face values.

Interest Rate Risk Sensitivity	Repricing Period at 30 June 2006
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	Month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	4,393	3,413	—	—	—	—	—	980	5.05
Receivables due from other financial institutions	3,191	2,348	687	37	—	—	—	119	5.31
Assets at fair value through Income Statement:
Trading	12,832	12,763	50	—	—	—	—	19	6.17
Insurance	22,091	660	333	1,800	102	2,099	1,777	15,320	6.28
Other	394	343	38	—	13	—	—	—	6.20
Derivative assets	6,924	—	—	—	—	—	—	6,924	—
Available-for-sale investments	6,011	1,657	385	369	193	2,453	340	614	7.41
Loans, advances and other receivables	217,054	140,016	16,557	6,677	13,371	38,294	3,204	(1,065)	7.54
Bank acceptances of customers	18,310	—	—	—	—	—	—	18,310	—
Investment property	258	—	—	—	—	—	—	258	—
Property, plant and equipment	1,157	—	—	—	—	—	—	1,157	—
Investment in associates	178	—	—	—	—	—	—	178	—
Intangible assets	7,057	—	—	—	—	—	—	7,057	—
Deferred tax assets	610	—	—	—	—	—	—	610	—
Other assets	4,270	—	—	—	—	—	—	4,270	—

Total Assets	304,730	161,200	18,050	8,883	13,679	42,846	5,321	54,751	6.37

Liabilities
Deposits and other public borrowings	150,194	102,755	19,413	11,508	8,611	1,924	111	5,872	4.53
Payables due to other financial institutions	3,354	2,967	161	215	6	5	—	—	4.70
Liabilities at fair value through Income Statement	1,948	1,948	—	—	—	—	—	—	5.52
Derivative liabilities	8,557	—	—	—	—	—	—	8,557	—
Bank acceptances	18,310	—	—	—	—	—	—	18,310	—
Current tax liabilities	368	—	—	—	—	—	—	368	—
Deferred tax liabilities	1,234	—	—	—	—	—	—	1,234	—
Other provisions	794	—	—	—	—	—	—	794	—
Insurance policy liabilities	20,001	—	—	—	—	—	—	20,001 (1)	—
Debt issues	65,426	10,562	25,766	7,791	2,457	14,854	3,938	58	5.99
Managed funds units on issue	1,109	—	—	—	—	—	—	1,109	—
Bills payable and other liabilities	5,156	—	—	—	—	—	—	5,156	—

	276,451	118,232	45,340	19,514	11,074	16,783	4,049	61,459

Loan capital	8,887	1,093	2,484	628	—	1,266	3,416	—	5.22

Total Liabilities	285,338	119,325	47,824	20,142	11,074	18,049	7,465	61,459	4.01

Shareholders’ Equity
Share capital and other equity	19,782	—	—	—	—	—	—	19,782	—
Minority interests	3	—	—	—	—	—	—	3	—

Total Shareholders’ Equity	19,785	—	—	—	—	—	—	19,785	—

Derivatives	(2)	2,827	(25,735)	9,069	11,447	1,378	1,014	—	(3)

Net Mismatch	(2)	44,702	(55,509)	(2,190)	14,052	26,175	(1,130)	(26,493)	(3)
Cumulative Mismatch	(2)	44,702	(10,807)	(12,997)	1,055	27,230	26,100	(393)	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
Commonwealth Bank of Australia Form 20-F 2006     231

Notes to the Financial Statements
Note 43 Market Risk (continued)

Interest Rate Risk Sensitivity	Repricing Period at 30 June 2006
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	738	630	67	9	—	—	—	32	1.64
Receivables due from other financial institutions	3,916	3,112	445	157	—	7	28	167	3.64
Assets at fair value through Income Statement:
Trading	2,926	467	1,470	513	10	299	166	1	6.20
Insurance	2,346	832	1	3	1	17	23	1,469	2.09
Other	2,550	1,551	911	26	8	9	—	45	7.42
Derivative assets	2,751	—	—	—	—	—	—	2,751	—
Available-for-sale investments	5,192	471	2,493	1,172	352	684	21	(1)	4.73
Loans, advances and other receivables	42,122	10,102	5,812	5,433	4,981	15,446	419	(71)	7.37
Property, plant and equipment	157	—	—	—	—	—	—	157	—
Investment in associates	12	—	—	—	—	—	—	12	—
Intangible assets	752	—	—	—	—	—	—	752	—
Deferred tax assets	40	—	—	—	—	—	—	40	—
Other assets	871	—	—	—	—	—	—	871	—

Total Assets	64,373	17,165	11,199	7,313	5,352	16,462	657	6,225	6.25

Liabilities
Deposits and other public borrowings	23,033	10,694	6,937	2,567	1,015	651	3	1,166	5.69
Payables due to other financial institutions	7,830	5,144	1,018	283	178	322	—	885	3.69
Liabilities at fair value through Income Statement	11,863	5,541	3,993	1,271	406	641	11	—	4.83
Derivative liabilities	2,263	—	—	—	—	—	—	2,263	—
Current tax liabilities	10	—	—	—	—	—	—	10	—
Deferred tax liabilities	102	—	—	—	—	—	—	102	—
Other provisions	27	—	—	—	—	—	—	27	—
Insurance policy liabilities	2,224	—	—	—	—	—	—	2,224 (1)	—
Debt issues	13,165	4,767	4,093	69	136	4,100	—	—	5.22
Bills payable and other liabilities	897	—	—	—	—	—	—	897	—

	61,414	26,146	16,041	4,190	1,735	5,714	14	7,574

Loan capital	1,008	—	—	—	—	253	740	15	3.96

Total Liabilities	62,422	26,146	16,041	4,190	1,735	5,967	754	7,589	4.65

Shareholders’ Equity
Share capital and other equity	1,053	—	—	—	—	—	—	1,053	—
Minority interests	505	—	—	—	—	—	—	505	—

Total Shareholders’ Equity	1,558	—	—	—	—	—	—	1,558	—

Derivatives	(2)	5,632	12,782	(2,464)	(3,650)	(11,806)	(494)	—	(3)

Net Mismatch	(2)	(3,349)	7,940	659	(33)	(1,311)	(591)	(2,922)	(3)
Cumulative Mismatch	(2)	(3,349)	4,591	5,250	5,217	3,906	3,315	393	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
232     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 43 Market Risk (continued)

Interest Rate Risk Sensitivity	Repricing Period at 30 June 2005
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	4,804	3,423	—	—	—	—	—	1,381	4.95
Receivables from other financial institutions	3,528	2,816	534	82	—	—	—	96	3.55
Trading securities	11,026	11,015	—	—	—	—	—	11	4.77
Life insurance investment assets	22,771	3,097	882	76	358	2,467	2,123	13,768	4.67
Investment securities	5,137	1,295	136	325	165	2,517	697	2	5.98
Loans, advances and other receivables	191,471	113,394	12,329	9,401	14,707	40,810	2,097	(1,267)	7.18
Bank acceptances of customers	16,786	—	—	—	—	—	—	16,786	—
Investment property	252							252	—
Property, plant and equipment	978	—	—	—	—	—	—	978	—
Investment in associates	52							52	—
Intangible assets	7,249	—	—	—	—	—	—	7,249	—
Deferred tax assets	651							651	—
Other assets	15,562	—	—	—	—	—	—	15,562	—

Total Assets	280,267	135,040	13,881	9,884	15,230	45,794	4,917	55,521	5.71

Liabilities
Deposits and other public borrowings	141,111	93,698	21,222	12,435	4,479	3,288	136	5,853	4.27
Payables due to other financial institutions	2,708	2,086	544	56	9	13	—	—	3.45
Bank acceptances	16,786	—	—	—	—	—	—	16,786	—
Current tax liabilities	748	—	—	—	—	—	—	748	—
Deferred tax liabilities	921	—	—	—	—	—	—	921	—
Other provisions	830	—	—	—	—	—	—	830	—
Insurance policy liabilities	20,636	—	—	—	—	—	—	20,636 (1)	—
Debt issues	52,384	7,122	19,389	3,218	2,848	19,298	509	—	5.76
Bills payable and other liabilities	16,777	—	—	—	—	—	—	16,777	—

	252,901	102,906	41,155	15,709	7,336	22,599	645	62,551

Loan capital	6,291	608	2,202	146	—	1,939	1,396	—	7.13

Total Liabilities	259,192	103,514	43,357	15,855	7,336	24,538	2,041	62,551	3.70

Shareholders’ Equity
Share capital and other equity	15,429	—	—	—	—	—	—	15,429	—
Minority interests	1,270	—	—	—	—	—	—	1,270	—

Total Shareholders’ Equity	16,699	—	—	—	—	—	—	16,699	—

Off Balance Sheet Items
Swaps	(2)	3,296	(17,956)	4,543	3,322	6,726	69	—	(3)
Options	(2)	—	84	(15)	—	(69)	—	—	(3)
Futures	(2)	—	3,420	3,196	(3,890)	(2,208)	(518)	—	(3)

Net Mismatch	(2)	34,696	(43,351)	1,787	7,166	26,214	2,392	(24,527)	(3)
Cumulative Mismatch	(2)	34,696	(8,655)	(6,868)	298	26,512	28,904	4,377	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
Commonwealth Bank of Australia Form 20-F 2006     233

Notes to the Financial Statements
Note 43 Market Risk (continued)

Interest Rate Risk Sensitivity	Repricing Period at 30 June 2005
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	1,251	1,094	82	—	1	—	—	74	2.77
Receivables from other financial institutions	2,559	1,017	1,143	351	—	—	—	48	3.60
Trading securities	3,605	291	2,335	152	97	492	233	5	5.81
Life insurance investment assets	4,713	1,005	64	9	25	433	831	2,346	2.32
Investment securities	5,701	500	3,406	573	151	713	357	1	4.37
Loans, advances and other receivables	36,875	11,633	3,633	3,027	6,449	12,158	98	(123)	7.49
Property, plant and equipment	154	—	—	—	—	—	—	154	—
Intangible assets	407	—	—	—	—	—	—	407	—
Other assets	1,872	—	—	—	—	—	—	1,872	—

Total Assets	57,137	15,540	10,663	4,112	6,723	13,796	1,519	4,784	6.04

Liabilities
Deposits and other public borrowings	26,915	16,866	4,995	3,220	1,102	542	186	4	5.44
Payables due to other financial institutions	5,315	3,538	670	870	237	—	—	—	4.23
Current tax liabilities	85	—	—	—	—	—	—	85	—
Other provisions	41	—	—	—	—	—	—	41	—
Insurance policy liabilities	4,058		—	—	—	—	—	4,058 (1)	—
Debt issues	18,381	3,378	4,059	9,389	387	1,122	46	—	2.28
Bills payable and other liabilities	774	—	—	—	—	—	—	774	—

Total Liabilities	55,569	23,782	9,724	13,479	1,726	1,664	232	4,962	3.80

Shareholders’ Equity
Share capital and other equity	5,425	—	—	—	—	—	—	5,425	—
Minority interests	519	—	—	—	—	—	—	519	—

Total Shareholders’ Equity	5,944	—	—	—	—	—	—	5,944	—

Off Balance Sheet Items
Swaps	(2)	3,942	9,056	(1,039)	(3,254)	(8,832)	87	39	(3)
FRAs	(2)	(459)	463	(551)	547	—	—	—	(3)
Futures	(2)	—	1,167	(592)	(575)	—	—	—	(3)

Net Mismatch	(2)	(4,759)	11,625	(11,549)	1,715	3,300	1,374	(6,083)	(3)
Cumulative Mismatch	(2)	(4,759)	6,866	(4,683)	(2,968)	332	1,706	(4,377)	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
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
234     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 43 Market Risk (continued)

	Exchange Rate		Interest Rate
	Related Contracts		Related Contracts		Total
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M

Within 6 months	—	(8)	6	(51)	6	(59)
Within 6 months – 1 year	—	(7)	7	17	7	10
Within 1 – 2 years	—	29	55	(20)	55	9
Within 2 – 5 years	—	34	(10)	(208)	(10)	(174)
After 5 years	—	65	30	(87)	30	(22)

Net deferred gain/(loss) (1)	—	113	88	(349)	88	(236)

(1)	Following the adoption of AASB 132 and AASB 139 at 1 July 2005 all derivatives including hedging derivatives are now at fair value on the Balance Sheet. For further details refer to Note 11. The 2006 data reflects those hedge derivatives classified as Cash Flow hedges which have been deferred into the Cash Flow Hedge Reserve.
Foreign exchange risk
Foreign exchange risk is the risk to earnings and value caused by a change in foreign exchange rates. The Group principally hedges Balance Sheet foreign exchange risks except for long term investments in offshore subsidiaries.
Net deferred gains and losses (2005 only)
Net deferred unrealised gains and losses arising from derivative hedging contracts entered into in order to manage risk arising from assets, liabilities, commitments of anticipated future transactions, together with the expected term of deferral are shown above.
Net deferred gains and losses are only in respect of derivatives and must be considered in the context of the total interest rate and foreign exchange rate risk of the Balance Sheet. The deferred gains and losses on both derivatives and On-Balance Sheet assets and liabilities are included in the economic VaR measure outlined above.
Market Risk in Financial Services
Market risk in the life insurance business arises from mismatches between asset returns and guaranteed liability returns on some policy changes (which may not be capable of being hedged through matching assets), adverse movements in market prices affecting fee income on investment-linked policies and from returns obtained from investing the shareholders capital held in each life company. As at 30 June 2005, shareholders funds in the life insurance business are invested 75% in income assets (cash and fixed interest) and 25% in growth assets (shares and property) with the asset mix varying from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the shareholder at undue risk.
The Group provides operating leases to customers on equipment such as motor vehicles, computers and industrial equipment. Residual value risk is the risk that the amount recouped by selling the equipment at lease expiry will be less than the residual value of the lease. In managing this risk the Group utilises policies, limits, controls and industry experts to ensure that the residual value of equipment is prudently estimated at the start of the lease and the Group realises the maximum value of the equipment at lease expiry.
Market Risk in Financial Markets Trading
The Group trades and distributes financial markets products and provides risk management services to clients on a global basis. The objectives of the Group’s financial markets activities are to:
•	Provide risk management products and services to customers;
•	Efficiently assist in managing the Group’s own market risks; and
•	Conduct profitable trading within a controlled framework, leveraging off the Group’s market presence and expertise.
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
Income is earned from spreads achieved through market making and from taking market risk. All trading positions are valued at fair value and taken to profit and loss on a mark to market basis. Trading profits also take account of interest, dividends and funding costs relating to trading activities. Market liquidity risk is controlled by concentrating trading activity in highly liquid markets.
Assets at fair value through Income Statement — Trading are further detailed in Note 10 to the Financial Statements. Note 2 to the Financial Statements details Financial Markets Trading Income contribution to the income of the Group. In addition, this contribution provides important diversification benefits to the Group.
AASB 7 Disclosure
The Trading book of the Banking business measures their market value using a Value-at-Risk (VaR) model. Further discussion around assumptions used in the quantitative analysis is given in the Integrated Risk Management section.
Derivative Contracts (2005 only)
Under AIFRS the Group now discloses all Derivative Assets and Liabilities at fair value on the Balance Sheet. As a result further disclosure is outlined in Note 11.
Commonwealth Bank of Australia Form 20-F 2006      235

Notes to the Financial Statements
Note 43 Market Risk (continued)
The following table details the Group’s outstanding derivative contracts as at the end of the year. Each derivative type is split between those held for ‘Trading’ purposes and those for ‘Hedging’ purposes. Derivatives classified as ‘Hedging’ are transactions entered into in order to manage the risks arising from non traded assets, liabilities and commitments in Australia and offshore centres.
The ‘Face Value’ is the notional or contractual amount of the derivatives. This amount is not necessarily exchanged and predominantly acts as a reference value upon which interest payments and net settlements can be calculated and on which revaluation is based.
The “Credit Equivalent” is calculated using a standard APRA formula and is disclosed for each product class. This amount is a measure of the On-Balance Sheet loan equivalent of the derivative contracts, which includes a specified percentage of the face value of each contract plus the market value of all contracts with an unrealised gain at balance date. The Credit Equivalent does not take into account any benefits of netting exposures to individual counterparties.
The accounting policy for derivative financial instruments is set out in Note 1 (ff).

			Group
	Face Value		Credit Equivalent
	2006	2005	2006	2005
	$M	$M	$M	$M

Derivatives
Exchange rate related contracts
Forwards
Trading	245,943	164,491	4,080	3,542
Fair value through Income Statement	6,802	—	242	—
Hedging (1)	1,253	31,776	16	786

Total Forwards	253,998	196,267	4,338	4,328

Swaps
Trading	104,942	85,978	2,730	7,439
Fair value through Income Statement	5,838	—	334	—
Hedging (1)	16,231	46,969	330	2,165

Total Swaps	127,011	132,947	3,394	9,604

Futures
Trading	8,063	25	—	—
Fair value through Income Statement	—	—	—	—
Hedging	—	—	—	—

Total Futures	8,063	25	—	—

Options purchased and sold
Trading	17,051	21,523	240	304
Fair value through Income Statement	252	—	8	—
Hedging	101	141	3	5

Total Options Purchased and Sold	17,404	21,664	251	309

Total Exchange Rate Related Contracts	406,476	350,903	7,983	14,241

(1)	Derivative book restructured to meet AIFRS hedging guidelines.
236     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 43 Market Risk (continued)

			Group
	Face Value		Credit Equivalent
	2006	2005	2006	2005
	$M	$M	$M	$M

Interest rate related contracts
Forwards
Trading	64,865	25,312	19	6
Fair value through Income Statement	7,691	—	2	—
Hedging	—	120	—	2

Total Forwards	72,556	25,432	21	8

Swaps
Trading (1)	404,493	273,456	4,031	3,185
Fair value through Income Statement	8,069	—	67	—
Hedging	95,321	146,799	283	2,843

Total Swaps	507,883	420,255	4,381	6,028

Futures
Trading	83,075	44,362	—	—
Fair value through Income Statement	1,916	—	—	—
Hedging	1,500	14,558	—	249

Total Futures	86,491	58,920	—	249

Options purchased and sold
Trading	34,899	26,659	238	185
Fair value through Income Statement	627	—	2	—
Hedging	—	4,098	—	43

Total Options Purchased and Sold	35,526	30,757	240	228

Total Interest Rate Related Contracts	702,456	535,364	4,642	6,513

Credit risk related contracts
Swaps
Trading	3,073	3,002	263	250
Fair value through Income Statement	275	—	—	—
Hedging	—	3,972	—	290

Total Swaps	3,348	6,974	263	540

Total Credit Risk Related Contracts	3,348	6,974	263	540

Equity risk related contracts
Swaps
Hedging	159	276	3	44
Futures
Hedging	—	115	—	115
Options purchased and sold
Trading	—	395	—	27
Fair value through Income Statement	171	—	19	—
Hedging	—	29	—	3

Total Options Purchased and Sold	171	424	19	30

Total Equity Risk Related Contracts	330	815	22	189

Commodity contracts
Forwards
Trading	1,919	—	234	—
Fair value through Income Statement	5	—	1	—

Total Forwards	1,924	—	235	—

Swaps
Trading	2,944	—	563	—
Hedging	47	—	1	—

Total Swaps	2,991	—	564	—

Options purchased and sold
Trading	1,522	—	152	—

Total Options Purchased and Sold	1,522	—	152	—

Total Commodity Contracts	6,437	—	951	—

Total Derivative Exposures	1,119,047	894,056	13,861	21,483

(1)	Derivative book restructured to meet AIFRS hedging guidelines.
The Group has also entered swaps to hedge property values and income related to investment property risk. In the prior year, these had a face value of $252 million and a credit equivalent of $5 million.
Commonwealth Bank of Australia Form 20-F 2006      237

Notes to the Financial Statements
Note 43 Market Risk (continued)
Following the adoption of AASB 132 and AASB 139 at 1 July 2005 all derivatives including hedging derivatives are now at fair value on the Balance Sheet. For further details refer Note 11.
The comparatives for the fair or market value of trading derivative contracts, disaggregated into gross unrealised gains and gross unrealised losses, are shown below.
These unrealised gains and losses were recognised immediately in profit and loss, and together with net realised gains on trading derivatives and realised and unrealised gains and losses on trading securities are reported within trading income under foreign exchange earnings, trading securities or other financial instruments (refer to Note 2). In aggregate, derivatives trading was profitable for the Group during the prior year.

				Group
	Fair Value			Average Fair Value
	2006		2005	2006		2005
	$M		$M	$M		$M

Exchange rate related contracts
Forwards contracts:
Gross unrealised gains			1,532			2,147
Gross unrealised losses			(1,686)			(2,306)

Total Forwards	n/a	(1)	(154)	n/a	(1)	(159)

Swaps:
Gross unrealised gains			6,603			6,409
Gross unrealised losses			(6,177)			(5,382)

Total Swaps	n/a	(1)	426	n/a	(1)	1,027

Futures:
Gross unrealised gains			1			1
Gross unrealised losses			—			(1)

Total Futures	n/a	(1)	1	n/a	(1)	—

Options purchased and sold:
Gross unrealised gains			146			262
Gross unrealised losses			(191)			(351)

Total Options Purchased and Sold			(45)			(89)

Net Unrealised Gains on Exchange Rate Related Contracts	n/a	(1)	228	n/a	(1)	779

Interest rate related contracts
Forward contracts:
Gross unrealised gains			2			6
Gross unrealised losses			(2)			(5)

Total Forwards	n/a	(1)	—	n/a	(1)	1

Swaps:
Gross unrealised gains			3,727			3,538
Gross unrealised losses			(3,761)			(3,792)

Total Swaps	n/a	(1)	(34)	n/a	(1)	(254)

Futures:
Gross unrealised gains			10			14
Gross unrealised losses			(28)			(15)

Total Futures	n/a	(1)	(18)	n/a	(1)	(1)

Options purchased and sold:
Gross unrealised gains			108			74
Gross unrealised losses			(50)			(48)

Total Options Purchased and Sold			58			26

Net Unrealised Gains/(Losses) on Interest Rate Related Contracts	n/a	(1)	6	n/a	(1)	(228)

Credit related trading derivative contracts
Swaps:
Gross unrealised gains			4			7
Gross unrealised losses			(8)			(12)

Net Unrealised Losses on Credit Related Contracts	n/a	(1)	(4)	n/a	(1)	(5)

Equity related contracts
Options purchased and sold:
Gross unrealised gains			13			13
Gross unrealised losses			(13)			(13)

Net Unrealised Gains on Equity Related Contracts	n/a	(1)	—	n/a	(1)	—

Net Unrealised Gains on Trading Derivative Contracts	n/a	(1)	230	n/a	(1)	546

(1)	Following the adoption of AASB 132 and AASB 139 at 1 July 2005 all derivatives including hedging derivatives are now at fair value on the Balance Sheet. For further details refer Note 11.
238     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 43 Market Risk (continued)
In accordance with the accounting policy set out in Note 1, the above trading derivative contract revaluations for 2005 have been presented on a gross basis on the Balance Sheet.

			Group
	Fair Value
	2006		2005
	$M		$M

Unrealised gains on trading derivatives (Note 22)			12,144
Unrealised losses on trading derivatives (Note 30)			11,914

Net unrealised gains on trading derivatives	n/a	(1)	230

(1)	Following the adoption of AASB 132 and AASB 139 at 1 July 2005 all derivatives including hedging derivatives are now at fair value on the Balance Sheet. For further details refer Note 11.
Note 44 Retirement Benefit Obligations

Date of Last Actuarial
Name of Plan	Type	Form of Benefit	Assessment of the Fund

Officers’ Superannuation Fund (“OSF”)	Defined Benefits (1) and Accumulation	Indexed pension and lump sum	30 June 2003
Commonwealth Bank of Australia (UK) Staff Benefits Scheme (“CBA(UK)SBS”)	Defined Benefits (1) and	Indexed pension and
	Accumulation	lump sum	1 July 2005

(1)	The defined benefit formulae are generally comprised of final salary and service.
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
An actuarial assessment of the OSF, as at 30 June 2003 was completed during the year ended 30 June 2004. In line with the actuarial advice contained in the assessment, the Bank does not intend to make contributions to the OSF until further consideration of the next actuarial assessment of the OSF as at 30 June 2006. An actuarial assessment of the OSF at 30 June 2006 is currently in progress.
An actuarial assessment of the CBA(UK)SBS at 1 July 2005 revealed a deficit of GBP32 million (AUD79 million at 30 June 2006 exchange rate). Following from this assessment, the Bank agreed to contribute to the recommended contributions to finance future accruals of defined benefits (dollar contributions estimated at AUD6 million per annum at 30 June 2006 exchange rate) and to continue making additional contributions of GBP3.24 million per annum (AUD8 million per annum at 30 June 2006 exchange rate) payable over 14 years to finance the fund deficit.
Funding Status of Defined Benefit Plans

		CBA (UK)
	OSF (1)	SBS (2)	Total
	$M	$M	$M

Net Market Value of Assets (3)	6,540	380	6,920
Present Value of Accrued Benefits (4)	4,593	427	5,020

Difference between Net Market Value of Assets And Present Value of Accrued Benefits	1,947	(47)	1,900
Differences as a percentage of plan assets (%)	30	(12)	28
Value of Vested Benefits (4)	4,593	422	5,015

(1)	The values for the OSF are the fund actuary’s estimates as at 31 March 2006.

(2)	The values for the CBA(UK)SBS are the fund actuary’s estimates as at 31 March 2006.

(3)	These values have been extracted from the latest available fund Financial Statements (which are unaudited).

(4)	The Present Value of Accrued Benefits and Value of Vested Benefits for the OSF have been calculated in accordance with the Australian Accounting Standard AAS25 – Financial Reporting by Superannuation Plans. For CBA(UK)SBS, the Present Value of Accrued Benefits and Value of Vested Benefits have been calculated in accordance with relevant UK actuarial standards and practices.

Commonwealth Bank of Australia Form 20-F 2006     239

Notes to the Financial Statements
Note 44 Retirement Benefit Obligations (continued)

Defined Benefit Superannuation Plans

The amounts reported in the Balance Sheet are reconciled as follows:

		OSF		CBA(UK)SBS		Total
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M

Present value of funded obligations	(3,388)	(3,593)	(430)	(408)	(3,818)	(4,001)
Fair value of plan assets	4,616	4,310	365	329	4,981	4,639

Total pension asset as at 30 June	1,228	717	(65)	(79)	1,163	638
Present value of unfunded obligations	—	—	—	—	—	—
Unrecognised prior service cost	—	—	—	—	—	—
Unrecognised actuarial gains/(losses)	—	—	—	—	—	—
Unrecognised past service cost	—	—	—	—	—	—

Asset/(liability) in Balance Sheet as at 30 June	1,228	717	(65)	(79)	1,163	638

Amounts in the Balance Sheet:
Liabilities (Note 30)	—	—	(65)	(79)	(65)	(79)
Assets (Note 22)	1,228	717	—	—	1,228	717

Net Asset	1,228	717	(65)	(79)	1,163	638

The amounts recognised in the Income Statement are as follows:
Current service cost	(39)	(48)	(5)	(5)	(44)	(53)
Interest cost	(173)	(197)	(21)	(20)	(194)	(217)
Expected return on plan assets	312	298	20	18	332	316
Past service cost	—	—	—	—	—	—
Employer financed benefits within Accumulation Division	(129)	(121)	—	—	(129)	(121)
Gains/(losses) on curtailment and settlements	—	—	—	—	—	—

Actuarial gains/(losses) recognised in Income Statement	—	—	—	—	—	—
Total included in defined benefit superannuation plan expense	(29)	(68)	(6)	(7)	(35)	(75)

Actual Return on Plan Assets	668	592	22	46	690	638

Changes in the present value of the defined benefit obligation are as follows:

Opening defined benefit obligation	(3,593)	(3,504)	(408)	(398)	(4,001)	(3,902)
Service cost	(36)	(45)	(5)	(4)	(41)	(49)
Interest cost	(173)	(197)	(21)	(20)	(194)	(217)
Member contributions	(14)	(14)	—	—	(14)	(14)
Actuarial gains/(losses)	184	(142)	12	(35)	196	(177)
(Losses)/gains on curtailments	—	—	—	—	—	—
Liabilities extinguished on settlements	—	—	—	—	—	—
Liabilities assumed in a business combination	—	—	—	—	—	—
Benefits paid	244	309	12	12	256	321
Exchange differences on foreign plans	—	—	(20)	37	(20)	37

Closing Defined Benefit Obligation	(3,388)	(3,593)	(430)	(408)	(3,818)	(4,001)

Changes in the fair value of plan assets are as follows:

Opening fair value of plan assets	4,310	4,137	329	321	4,639	4,458
Expected return	312	298	20	18	332	316
Experience gains/(losses)	356	294	2	28	358	322
Assets distributed on settlements	—	—	—	—	—	—
Total contributions	14	14	11	4	25	18
Assets acquired in a business combination	—	—	—	—	—	—
Exchange differences on foreign plans	—	—	15	(30)	15	(30)
Benefits and expenses paid	(247)	(312)	(12)	(12)	(259)	(324)
Employer financial benefits within Accumulation Division	(129)	(121)	—	—	(129)	(121)

Closing Fair Value of Plan Assets	4,616	4,310	365	329	4,981	4,639

240     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 44 Retirement Benefit Obligations (continued)

Defined Benefit Superannuation Plans (continued)

		OSF		CBA(UK)SBS		Total
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M

Experience gains/(losses) on plan liabilities	(55)	448	15	6	(40)	454
Experience gains/(losses) on plan assets	356	294	2	28	358	322
Gains/(losses) from changes in actuarial assumptions	239	(590)	(3)	(41)	236	(631)

Total net actuarial gains/(losses)	540	152	14	(7)	554	145

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total net actuarial gains recognised in equity from commencement of AIFRS to 30 June 2006 were $699 million.

			OSF			CBA(UK)SBS
	2006		2005		2006	2005
Economic Assumptions	%		%		%	%

The above calculations were based on the economic assumptions set out below:
Discount rate at 30 June (gross of tax)	5.80		5.10		5.25	5.00
Expected return on plan assets at 30 June	8.25		7.50		6.00	5.75
Expected rate salary increases	4.75	(1)	4.25	(1)	4.10	3.70

(1)	For the OSF, additional age related allowances were made for the expected salary increases from future promotions. At 30 June 2006, these assumptions were broadly between 1.6% and 2.6% per annum for full time employees and 1.0% per annum for part time employees (30 June 2005: 2.6% and 3.6% per annum for full time employees and 1.0% per annum for part time employees).
The return on asset assumption for the OSF is determined as the weighted average of the long term expected returns of each asset class where the weighting is the benchmark asset allocations of the assets backing the defined benefit risks. The long term expected returns of each asset class are determined following receipt of actuarial advice. The discount rate (gross of tax) assumption for the OSF is based on the yield on 10 year Australian government securities. In addition to financial assumptions, the mortality assumptions for pensioners can materially impact the defined benefit obligations. These assumptions are age related and allowances are made for future improvement in mortality. The expected life expectancies for pensioners are:

	OSF		CBA(UK)SBS
Expected Life Expectancies for Pensioners	2006	2005	2006	2005

Male pensioners currently aged 60	30.1	31.2	22.9	22.9
Male pensioners currently aged 65	25.3	26.2	18.5	18.5
Female pensioners currently aged 60	33.5	34.6	25.9	25.9
Female pensioners currently aged 65	28.4	29.3	21.4	21.4

Further, the proportion of the retiring members of the main OSF defined benefit division electing to take pensions instead of lump sums may materially impact the defined benefit obligations. 30% of these retiring members were assumed to take pension benefits, increasing to 50% in 2020.
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
As at 30 June 2006, the benchmark asset allocations and actual asset allocations for the assets backing the defined benefit portion of the OSF is as follows:

	Benchmark Allocation	Actual Allocation
Asset Allocations	%	%

Australian Equities	27.5	29.2
Overseas Equities	21.0	20.2
Real Estate	15.0	14.3
Fixed Interest Securities	25.5	26.6
Cash	5.0	4.4
Other (1)	6.0	5.3

(1)	These are assets which are not included in the traditional asset classes of equities, fixed interest securities, real estate and cash. They include infrastructure investments as well as high yield and emerging market debt.
The value of the OSF’s equity holding in the Group as at 30 June 2006 was $95 million (2005: $91 million). Amounts on deposit with the Bank at 30 June 2006 totalled $7 million (2005: $13 million). Other financial instruments with the Group at 30 June 2006 totalled $90 million (2005: $108 million).

Commonwealth Bank of Australia Form 20-F 2006     241

Notes to the Financial Statements
Note 45 Controlled Entities

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

Australia
(a) Banking
Commonwealth Bank of Australia		Australia
Controlled Entities:
CBA Investments Limited		Australia
Industrie Limited Partnership		Australia
Luca Limited Partnership	99.84	Australia
CBA Investments (No. 2) Pty Limited		Australia
CBA International Finance Pty Limited		Australia
CBCL Australia Limited		Australia
CBFC Limited		Australia
Collateral Leasing Pty Limited		Australia
Commonwealth Securities Limited		Australia
Homepath Pty Limited		Australia
Commonwealth Investments Pty Limited		Australia
Sparad (No. 24) Pty Limited Australia		Australia
Colonial Finance Limited		Australia
PERLS III Trust (formally Preferred Capital Limited)		Australia
PERLS II Trust		Australia
GT Funding No.1 Pty Ltd		Australia
GT Operating No.1 Pty Ltd		Australia
Loft No.1 Pty Ltd		Australia
Loft No. 2 Pty Ltd		Australia
Fringe Pty Ltd		Australia
Lily Pty Ltd		Australia
Medallion 2003-2G		Australia
Broadcasting Infrastructure Asset Partnership		Australia
Greenwood Lending Pty Ltd		Australia
Series 2000-IG Medallion Trust		Australia
Series 2000-2G Medallion Trust		Australia
Series 2001-IG Medallion Trust		Australia
Series 2002-IG Medallion Trust		Australia
Series 2003-IG Medallion Trust		Australia
Series 2004-IG Medallion Trust		Australia
Series 2005-IG Medallion Trust		Australia
Series 2005-2G Medallion Trust		Australia
Hemisphere Lane Pty Ltd		Australia
Medallion Series Trust 2006 1G		Australia
Medallion Trust Series 2005 4P		Australia
GT Operating No. 3 Pty Limited		Australia

(b) Insurance and Funds Management
Commonwealth Insurance Limited		Australia
Colonial Holding Company Limited		Australia
Colonial Holding Company (No. 2) Pty Limited		Australia
Commonwealth Insurance Holdings Limited		Australia
Commonwealth Managed Investments Limited		Australia
Colonial AFS Services Pty Limited		Australia
Colonial First State Group Limited		Australia
Colonial First State Investments Limited		Australia
Avanteos Pty Limited		Australia
Colonial First State Property Limited		Australia
Colonial First State Property Retail Pty Limited		Australia
Colonial First State Property Retail Trust		Australia
Colonial International Holdings Pty Limited		Australia
The Colonial Mutual Life Assurance Society Limited		Australia
Jacques Martin Pty Limited		Australia
Gandel Retail Management Trust		Australia
Commonwealth Financial Planning Limited		Australia

242     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 45 Controlled Entities (continued)

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

New Zealand
(a) Banking
ASB Holdings Limited		New Zealand
ASB Bank Limited		New Zealand
CBA Funding (NZ) Limited		New Zealand
ASB Capital No. 2 Limited		New Zealand
CBA USD Funding Limited		New Zealand

(b) Insurance and Funds Management
ASB Group (Life) Limited		New Zealand
Sovereign Group Limited		New Zealand
Sovereign Limited		New Zealand
Colonial First State Investments (NZ) Limited		New Zealand
Kiwi Income Properties Limited		New Zealand
Kiwi Property Management Limited		New Zealand

Other Overseas
(a) Banking
CBA Asia Limited		Singapore
CTB Australia Limited		Hong Kong
PT Bank Commonwealth		Indonesia
National Bank of Fiji Limited		Fiji
CBA (Delaware) Finance Incorporated		Delaware USA
CBA Capital Trust 1		Delaware USA
CBA Funding Trust 1		Delaware USA
Capital Trust II		Delaware USA
CBA (Europe) Finance Limited		United Kingdom
Pontoon PLC		United Kingdom
Quay (Funding) PLC		United Kingdom
Burdekin Investments		Cayman Islands
Pavillion Limited		UK
Newport Limited		Malta
CommInternational Limited		Malta
CommCapital S.a.r.l		Luxembourg
CommBank Europe Limited		Malta

(b) Insurance and Funds Management
CMG Asia Life Holdings Limited		Bermuda
Colonial Fiji Life Limited		Fiji
Colonial First State (UK) Holdings Limited		United Kingdom
First State (HK) LLC		United States
First State Investment Holdings (Singapore) Ltd		Singapore

Non-operating and minor operating controlled entities and investment vehicles holding policyholder assets are excluded from the above list.

Commonwealth Bank of Australia Form 20-F 2006     243

Notes to the Financial Statements
Note 46 Investments in Associated Entities and Joint Ventures

						Group
			Extent of
	2006	2005	Ownership		Country of	Balance
	$M	$M	Interest %	Principal Activities	Incorporation	Date

PT Astra CMG Life	12	10	50	Life Insurance	Indonesia	31 Dec
AMTD Group Limited (1)	1	1	30	Financial Services	Virgin Islands	31 Dec
China Life CMG Life Assurance Company Limited	11	10	49	Life Insurance	China	31 Dec
Bao Minh CMG Life Insurance Company	9	12	50	Life Insurance Investment	Vietnam	31 Dec
CMG CH China Funds Management Limited	1	1	50	Management	Australia	31 Mar
BAC Airports Pty Ltd (2)	—	18	33.3	Airport Services Investment	Australia	30 Jun
452 Capital Pty Limited	43	—	30	Management	Australia	30 Jun
Hangzhou City Commercial Bank Limited	102	—	19.9	Commercial Banking	China	31 Dec
Alster & Thames Partnership	3	—	25	Leasing	Delaware	31 Dec
First State Cinda Fund Management Company Limited	8	—	46	Funds Management	China	31 Dec

Total	190	52

(1)	Formally Allday Enterprises Ltd.

(2)	Investment sold 2 May 2005.

	Group
	2006	2005
	$M	$M

Share of associates’ profits/(losses)
Operating profits/(losses) before income tax	8	7
Income tax expense	(1)	(2)

Operating profits/(losses) after income tax	7	5

Carrying amount of investments in associated entities	190	52

	Group
	2006	2005
	$M	$M

Financial Information of Associates
Assets	9,569	204
Liabilities	9,098	167
Revenues	220	18
Expenses	89	22

	Group
	2006	2005
	$M	$M

Financial Information of Joint Ventures
Assets	122	58
Liabilities	81	32
Revenues	65	26
Expenses	69	30

244     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Finanancial Statements
Note 47 Director and Executive Disclosures
Details of the Directors’ and Specified Executives’ remuneration, interests in long-term incentive plans, shares, options and loans are included in the Remuneration Report of the Directors’ Report. The company has applied the exemption under Corporations Amendment Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by AASB 124 Related Party Disclosures. These remuneration disclosures are provided in the Remuneration Report of the Directors’ Report on pages 73 to 90 and are designated as audited.
Note 48 Related Party Disclosures
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

	For the year ended and as at 30 June 2006
		Joint
	Associates	Ventures	Total
Group	$M	$M	$M

Interest and dividend income	—	—	—
Interest expense	—	—	—
Fees and commissions for services rendered	1	11	12
Fees and commissions for services provided	(8)	11	3

Loans, advances and equity contributions	200	30	230
Derivative assets	—	—	—
Other assets	—	4	4

Deposits	—	—	—
Derivative liabilities	—	—	—
Other liabilities	1	6	7

	For the year ended and as at 30 June 2006
			Joint
	Subsidiaries	Associates	Ventures	Total
Bank	$M	$M	$M	$M

Interest and dividend income	2,739	—	—	2,739
Interest expense	854	—	—	854
Fees and commissions for services rendered	55	—	—	55
Fees and commissions for services provided	124	—	1	125

Loans, advances and equity contributions	36,150	102	—	36,252
Derivative assets	680	—	—	680
Other assets	2,078	—	2	2,080

Deposits	38,652	—	—	38,652
Derivative liabilities	487	—	—	487
Other liabilities	1,069	—	—	1,069

Commonwealth Bank of Australia Form 20-F 2006     245

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)

	For the year ended and as at 30 June 2005
		Joint
	Associates	Ventures	Total
Group	$M	$M	$M

Interest and dividend income	—	—	—
Interest expense	—	—	—
Fees and commissions for services rendered	—	4	4
Fees and commissions for services provided	—	6	6

Loans, advances and equity contributions	30	22	52
Derivative assets	—	—	—
Other assets	—	1	1

Deposits	—	—	—
Derivative liabilities	—	—	—
Other liabilities	—	1	1

	For the year ended and as at 30 June 2005
			Joint
	Subsidiaries	Associates	Ventures	Total
Bank	$M	$M	$M	$M

Interest and dividend income	1,715	—	—	1,715
Interest expense	496	—	—	496
Fees and commissions for services rendered	48	—	4	52
Fees and commissions for services provided	126	—	5	131

Loans, advances and equity contributions	29,161	—	—	29,161
Derivative assets	—	—	—	—
Other assets	1,897	—	1	1,898

Deposits	26,428	—	—	26,428
Derivative liabilities	—	—	—	—
Other liabilities	918	—	1	919

Refer to Note 45 for details of controlled entities.
The Bank’s aggregate investment in and loans to controlled entities are disclosed in Note 18.
Amounts due to controlled entities are disclosed in the Balance Sheet of the Bank.
Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2.
All transactions between Group entities are eliminated on consolidation.

246     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Equity Holdings of Key Management Personnel
Shareholdings
All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan.
Shares awarded under the Equity Reward Plan and the mandatory component of the Equity Participation Plan are registered in the name of the Trustee. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 33.
Details of shareholdings of Key Management Personnel (or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) are as follows:
Shares held by Directors

			Acquired/						Percent of
		Balance	Granted as	On Exercise			Net Change	Balance	Outstanding
Name	Class	1 July 2005	Compensation (1)	Of		Options	Other (2)	30 June 2006	Shares of Class

Directors
R J Clairs	Ordinary	13,357	776		—		—	14,133
A B Daniels (3)	Ordinary	17,669	721		—		301	18,691
C R Galbraith	Ordinary	8,824	740		—		466	10,030
S C H Kay	Ordinary	3,669	721		—		—	4,390
W G Kent	Ordinary	15,286	740		—		87	16,113
D V Murray (4)	Ordinary	323,638	—		250,000		(78,093)	495,545
	Deferred STI	21,866	—		—		(21,866)	—
	Reward Shares	325,000	—		—		(325,000)	—
R J Norris (5)	Ordinary	10,000	—		—		—	10,000
	Reward Shares	—	100,328		—		—	100,328
F D Ryan	Ordinary	7,430	812		—		—	8,242
J M Schubert	Ordinary	18,508	2,165		—		515	21,188
F J Swan	Ordinary	5,954	704		—		316	6,974
B K Ward (6)	Ordinary	5,766	739		—		124	6,629

	Ordinary	430,101	8,118		250,000		(76,284)	611,935
Total For Directors	Deferred STI	21,866	—		—		(21,866)	—
	Reward Shares	325,000	100,328		—		(325,000)	100,328

(1)	For Non-Executive Directors, this represents shares acquired under NEDSP on 2 September 2005 and 15 March 2006 by mandatory sacrifice of fees. All shares acquired through NEDSP are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). See Note 33 Share Capital to the Financial Statements for further details on the NEDSP. For Mr Norris, this represents Reward Shares granted under the Equity Reward Plan (ERP) and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 15 July 2008 with the last possible date for vesting being 15 July 2010. See Note 33 Share Capital to the Financial Statements for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Directors and, for Mr Murray, vesting of deferred STI shares on retirement (which became Ordinary shares).

(3)	A related party of Mr Daniels beneficially holds an investment of $62,838 in Colonial First State Global Health and Biotech Fund, $403,860 in Colonial First State Future Leaders Fund and $361,464 in Colonial First State Imputation Fund.

(4)	Mr Murray retired on 22 September 2005. Mr Murray acquired 10,000 PERLS III securities during the year and continued to hold them at 30 June 2006.

(5)	Mr Norris commenced on 22 September 2005.

(6)	Ms Ward continued to hold 250 PERLS II securities at 30 June 2006.

Commonwealth Bank of Australia Form 20-F 2006     247

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Shares held by Key Management Personnel

			Acquired/
		Balance	Granted as	On Exercise	Net Change	Balance
Name	Class	1 July 2005	Compensation(1)	Of Options	Other(2)	30 June 2006

Executives
M A Cameron	Ordinary	—	—	—	—	—
	Deferred STI	8,094	—	—	(5,246)	2,848
	Reward Shares	60,430	29,190	—	—	89,620
L G Cupper (3)	Ordinary	44,540	—	—	6,815	51,355
	Deferred STI	9,385	—	—	(6,118)	3,267
	Reward Shares	84,000	22,440	—	—	106,440
S I Grimshaw	Ordinary	16,365	—	100,000	(91,057)	25,308
	Deferred STI	14,133	—	—	(9,442)	4,691
	Reward Shares	113,800	35,140	—	—	148,940
H D Harley	Ordinary	25,852	—	87,500	(87,071)	26,281
	Deferred STI	10,241	—	—	(6,388)	3,853
	Reward Shares	85,700	32,440	—	—	118,140
M R Harte (4)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	—	—	—	—
M A Katz (5)	Ordinary	303,748	—	250,000	(378,748)	175,000
	Deferred STI	14,061	—	—	(14,061)	—
	Reward Shares	139,130	38,380	—	(177,510)	—
R V McKinnon (6)	Ordinary	43,991	—	37,500	(81,491)	—
	Deferred STI	7,083	—	—	(7,083)	—
	Reward Shares	58,750	17,030	—	(75,780)	—
G L Mackrell	Ordinary	27,319	—	—	7,611	34,930
	Deferred STI	10,134	—	—	(6,742)	3,392
	Reward Shares	83,230	27,570	—	—	110,800
J K O’Sullivan	Ordinary	5,565	—	—	3,351	8,916
	Deferred STI	6,702	—	—	(3,351)	3,351
	Reward Shares	59,440	23,250	—	—	82,690
G A Petersen	Ordinary	8,572	—	—	1,335	9,907
	Deferred STI	5,177	—	—	(3,327)	1,850
	Reward Shares	35,500	20,280	—	—	55,780

Total for Key	Ordinary	475,952	—	475,000	(619,255)	331,697
Management	Deferred STI	85,010	—	—	(61,758)	23,252
Personnel	Reward Shares	719,980	245,720	—	(253,290)	712,410

(1)	Represents:
•	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 33 for further details on the EPP.
•	Reward Shares — granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 16 July 2008 with the last possible date for vesting being 15 July 2010. See Note 33 for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Cupper acquired 6,000 PERLS III securities during the year, and continued to hold them at 30 June 2006.

(4)	Mr Harte commenced on 10 April 2006.

(5)	Mr Katz ceased employment on 24 March 2006. Mr Katz acquired 2,250 PERLS III securities during the year, and continued to hold these and 250 PERLS II securities as at 30 June 2006.

(6)	Mr McKinnon ceased employment on 31 December 2005.

248     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Option Holdings

				Vested and Exercisable at
				30 June 2006(1)
	Balance	Options	Balance		Exercise Price
Name	1 July 2005	Exercised	30 June 2006	Number	$

Directors
D V Murray
(retired on 22 September 2005)	250,000	(250,000)	—	—	—
R J Norris
(commenced on 22 September 2005)	—	—	—	—	—

Total for Directors (2)	250,000	(250,000)			n/a

Executives
M A Cameron	—	—	—	—	—
L G Cupper	75,000	—	75,000	75,000	30.12
S I Grimshaw	100,000	(100,000)	—	—	—
H D Harley	87,500	(87,500)	—	—	—
M R Harte	—	—	—	—	—
M A Katz
(ceased employment on 24 March 2006)	250,000	(250,000)	—	—	—
R V McKinnon
(ceased employment on 31 December 2005)	37,500	(37,500)	—	—	—
G L Mackrell	—	—	—	—	—
J K O’Sullivan	—	—	—	—	—
G A Petersen	—	—	—	—	—

Total for Executives	550,000	(475,000)	75,000	75,000	n/a

Total for Key Management Personnel	800,000	(725,000)	75,000	75,000	n/a

(1)	‘Vested and Exercisable’ options represents those granted on 3 September 2001 with an exercise price of $30.12.

(2)	Only the above named Directors hold options.

Commonwealth Bank of Australia Form 20-F 2006     249

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Share Vested and Options Exercised During the Year

			Shares Granted on Exercise of Options
					Value in Excess	Total Value
					of Exercise	of Options
	Deferred STI	Reward Shares		Exercise Price	Price(1)	Exercised(2)
Name	Vested	Vested	Number	$	$	$

Directors
D V Murray (3)	21,866	—	250,000	30.12	10.88	2,720,000
R J Norris (4)	—	—		—

Total for Directors	21,866	—	250,000	n/a	n/a	2,720,000

Executives
M A Cameron	5,246	—	—	—	—	—
L G Cupper	6,118	—	—	—	—	—
S I Grimshaw	9,442	—	100,000	30.12	7.15	715,000
H D Harley	6,388	—	37,500	26.97	16.85	631,875
			50,000	30.12	13.70	685,000
M R Harte (5)	—	—	—	—	—	—
M A Katz (6)	14,061	—	125,000	26.97	18.48	2,310,000
			125,000	30.12	15.33	1,916,250
R V McKinnon (7)	4,696	—	37,500	30.12	13.53	507,375
G L Mackrell	6,742	—	—	—	—	—
J K O’Sullivan	3,351	—	—	—	—	—
G A Petersen	3,327	—	—	—	—	—

Total for Executives	59,371	—	475,000	n/a	n/a	6,765,500

Total for Key Management Personnel	81,237	—	725,000	n/a	n/a	9,485,500

(1)	“Value in Excess of Exercise Price” represents the difference between the exercise price and closing market value of CBA shares on date of exercise.

(2)	“Total Value of Options Exercised” represents the number of options exercised multiplied by the “Value in Excess of Exercise Price”. No options were granted or lapsed during the year. Accordingly, this value represents the total value of options that were granted, lapsed and exercised during the year.

(3)	Mr Murray retired on 22 September 2005 and deferred STI vested at this time.

(4)	Mr Norris commenced on 22 September 2005.

(5)	Mr Harte commenced in the role on 10 April 2006.

(6)	Mr Katz ceased employment on 24 March 2006.

(7)	Mr McKinnon ceased employment on 31 December 2005.

250     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Loans to Key Management Personnel
All loans to Key Management Personnel (or related entities controlled or significantly influenced by them) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
Total Loans to Key Management Personnel

		Balance	Interest	Interest Not		Balance	Number in
	Year Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	30 June	$000s	$000s	000s	$000s	$000s	30 June

Directors	2006	—	379	—	—	5,729	1
	2005	2	—	—	—	3	1
Executives	2006	9,894	550	—	—	9,284	7
	2005	8,706	523	—	—	8,803	6

Total for Key Management	2006	9,894	929	—	—	15,013	8
Personnel	2005	8,708	523	—	—	8,806	7

Individual Loans above $100,000 to Key Management Personnel

						Highest
	Balance	Interest	Interest Not		Balance	Balance
	1 July 2005	Charged	Charged	Write-off	30 June 2006	in Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
D V Murray	—	379	—	—	5,729	5,729

Total for Directors	—	379	—	—	5,729	5,729

Executives
M A Cameron	—	5	—	—	358	546
	—	3	—	—	300	302
S I Grimshaw	1,485	73	—	—	857	1,485
	—	16	—	—	391	394
H D Harley	332	19	—	—	304	334
	243	11	—	—	—	243
	347	7	—	—	—	427
M A Katz	175	11	—	—	175	175
	175	11	—	—	175	175
	500	31	—	—	500	500
	100	—	—	—	100	100
G L Mackrell	1,080	43	—	—	1,017	1,080
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	392	26	—	—	582	587
	696	42	—	—	614	696
	258	17	—	—	274	277
	647	42	—	—	647	647
	200	12	—	—	200	200
	201	7	—	—	—	203
G A Petersen	400	11	—	—	155	400
	800	52	—	—	800	800

Total for Executives	9,531	536	—	—	8,949	11,071

Total for Key Management Personnel	9,531	915	—	—	14,678	16,800

Commonwealth Bank of Australia Form 20-F 2006     251

Notes to the Financial Statements
Note 49 Notes to the Statements of Cash Flows
Note 49(a) Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	Year Ended 30 June
	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Net profit after income tax	3,959	3,410	4,267	3,012
Net (Increase)/decrease in interest receivable	(99)	(17)	219	(667)
Increase in interest payable	784	64	24	531
Net decrease in trading securities	—	318	—	505
Net (increase) in assets at fair value through Income Statement (excluding life insurance)	(53)	—	(2,620)	—
Net (gain) on sale of investments	—	(8)	—	(4)
Net (gain)/loss on sale of controlled entities and associates	(163)	13	—	35
Decrease/(increase) in derivative assets	128	—	(381)	—
(Gain)/loss on sale property plant and equipment	(4)	(4)	2	(4)
Charge for bad debts	398	322	380	292
Depreciation and amortisation	209	176	155	95
Increase in liabilities at fair value through Income Statement (excluding life insurance)	1,374	—	504	—
(Decrease)/increase in derivative liabilities	(445)	—	78
(Decrease) in other provisions	(92)	(86)	(50)	(79)
(Decrease)/increase in income taxes payable	(455)	406	(430)	406
Increase/(decrease) in deferred income taxes payable	182	332	(434)	209
Decrease/(increase) in deferred tax assets	184	(86)	727	(337)
(Increase)/decrease in accrued fees/reimbursements receivable	(88)	(41)	71	94
Increase in accrued fees and other items payable	133	106	217	9
Amortisation of premium on investment securities	—	(4)	—	(4)
Unrealised loss on revaluation of trading securities	—	408	—	454
Unrealised (gain) on revaluation of assets at fair value through Income Statement (excluding life insurance)	(112)	—	(22)
Change in life insurance contract policy liabilities	(814)	56	—	—
Decrease in managed fund units on sale	(46)	—	—	—
Increase in cash flow hedge reserve	31	—	7	—
Dividend received from controlled entities	—	—	(2,080)	(988)
Changes in operating assets and liabilities arising from cash flow movements	(3,458)	(5,921)	(2,405)	(1,420)
Other	(387)	220	144	100

Net Cash (used in) Operating Activities	(1,166)	(336)	(1,627)	2,239

Note 49(b) Reconciliation of Cash
For the purposes of the statement of cash flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	Year Ended 30 June
	Group		Bank
	2006	2005	2006	2005
	$M	$M	$M	$M

Notes, coins and cash	1,703	1,723	1,213	1,318
Other short term liquid assets	491	859	342	415
Receivables due from other financial institutions – at call (1)	4,657	2,893	3,437	2,737
Payables due to other financial institutions – at call (1)	(4,813)	(4,199)	(4,751)	(4,156)

Cash and cash equivalents at end of year	2,038	1,276	241	314

(1)	At call includes certain receivables and payables due from and to financial institutions within three months.
252     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 49 Notes to the Statements of Cash Flows (continued)
Note 49(c) Disposal of Controlled Entities

	2006	2005
	$M	$M

Disposal Proceeds
Cash received on disposals	608	—

	608	—

Fair value of net tangible assets disposed
Cash and liquid assets	55	—
Assets at fair value through Income Statement
Trading	—	—
Insurance	2,297	—
Other	—	—
Other assets	148	—
Life Insurance policy liabilities	(1,996)	—
Bills payable and other liabilities	(41)	—
Profit on sale	145	—

Cash consideration received	608	—

Inflows of cash on disposals
Cash payments	608	—
Less cash and cash equivalents disposed	(55)	—

Net cash inflow on disposal	553	—

Note 49(d) Non Cash Financing and Investing Activities
Shares issued under the Dividend Reinvestment Plan for 2006 were $481 million.
Note 49(e) Acquisition of Controlled Entities

	2006	2005
	$M	$M

Consideration
Cash paid on acquisitions	414	44

	414	44

Fair value of net tangible assets acquired
Cash and liquid assets	—	4
Other intangibles	122	—
Other assets	167	4
Bills payable and other liabilities	(8)	(8)
Minority interests	126	—
Goodwill	7	44

Cash consideration paid	414	44

Outflow/(inflows) of cash on acquisitions
Cash payments	414	44
Less cash and cash equivalents acquired	—	(4)

Net cash outflow on acquisition	414	40

Note 49(f) Financing Facilities
Standby funding lines are immaterial.
Commonwealth Bank of Australia Form 20-F 2006     253

Notes to the Financial Statements
Note 50 Disclosures about Fair Value of Financial Instruments
50(a) Fair Value of Financial Assets and Financial Liabilities
These amounts represent estimates of the fair values of the Group’s financial assets and financial liabilities at Balance Sheet date based on the following valuation methods and assumptions. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Quoted market prices are used to determine fair value where an active market (such as a recognised stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Quoted market prices are not, however, available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no quoted market price is available, the fair values presented in the following table have been estimated using present value or other valuation techniques based on market conditions existing at Balance Sheet dates. These valuation techniques rely on market observable inputs wherever possible, or in a limited number of instances, rely on inputs which are reasonable assumptions based on market conditions at balance date.
While the fair value amounts are designed to represent estimates at which these instruments could be exchanged in a current transaction between willing parties, many of the Group’s financial instruments lack an available trading market as characterised by willing parties engaging in an exchange transaction.
In addition, it is the Bank’s intent to hold most of its financial instruments to maturity and therefore it is not probable that the fair values shown would be realised in a current transaction.
The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers (credit card intangibles) are not reflected. The value of these items is considered significant.
Because of the wide range of valuation techniques and the numerous estimates that must be made, it may be difficult to make reasonable comparisons of the Bank’s fair value information with that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realise that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Commonwealth Bank of Australia.

	Group 2006		Group 2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$M	$M	$M	$M

Assets
Cash and liquid assets	5,131	5,131	6,055	6,055
Receivables from other financial institutions	7,107	7,107	6,087	6,087
Assets at Fair Value through Income Statement:
Trading	15,758	15,758	14,631	14,631
Insurance	24,437	24,437	27,484	27,484
Other	2,944	2,944	—	—
Derivative assets (1)	9,675	9,675	—	—
Available-for-sale investments	11,203	11,203	—	—
Investment securities	—	—	10,838	10,999
Loans, advances and other receivables	259,176	258,547	228,346	228,867
Bank acceptances of customers	18,310	18,310	16,786	16,786
Other assets	5,190	5,190	17,056	17,074

Liabilities
Deposits and other public borrowings	173,227	173,108	168,026	168,562
Payables due to other financial institutions	11,184	11,184	8,023	8,023
Liabilities at Fair Value through Income Statement	13,811	13,811	—	—
Derivative liabilities (1)	10,820	10,820	—	—
Bank acceptances	18,310	18,310	16,786	16,786
Insurance policy liabilities	22,225	22,225	24,694	24,694
Debt issues	78,591	76,645	70,765	69,799
Managed fund units on issue	1,109	1,109	—	—
Bills payable and other liabilities	6,053	6,056	17,551	17,548
Loan capital	9,895	9,913	6,291	6,113
Asset and liability hedges – unrealised gains/(losses) (1)	—	—	—	(277)

(1)	Following the adoption of AASB 132 and 139 at 1 July 2005 all derivatives including hedging derivatives are now at fair value on the Balance Sheet. For further details refer Note 11.
254     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 50 Disclosures about Fair Value of Financial Instruments (continued)
50(a) Fair Value of Financial Assets and Financial Liabilities (continued)
The fair value estimates were determined by the following methodologies and assumptions:
Liquid assets and bank acceptances of customers
The carrying values of cash and liquid assets, receivables from other financial institutions and bank acceptances of customers approximate their fair value as they are short term in nature or are receivable on demand.
Receivables from other financial institutions also includes statutory deposits with central banks. The fair value is assumed to be equal to the carrying value as the Group is only able to continue as a going concern with the maintenance of these deposits.
Assets at Fair Value through Income Statement
Assets at fair value through Income Statement are carried at fair value determined using quoted market prices or valuation techniques including discounted cash flow models using market observable and non market observable inputs.
Available-for-sale investments
Assets available-for-sale are measured at fair value determined using quoted market prices. For shares in companies, the estimated fair values are estimated based on market price inputs.
Loans, advances and other receivables
The carrying value of loans, advances and other receivables is net of accumulated collective and individually assessed provisions for impairment.
For variable rate loans, excluding impaired loans, the carrying amount is a reasonable estimate of fair value. The fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e. the net present value of the portfolio future principal and interest cash flows), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio plus an add-on of the average credit margin of the existing portfolio, where appropriate.
The fair value of impaired loans was calculated by discounting estimated future cash flows using the loan’s original effective interest rate.
Retirement benefit surplus / (liability)
The fair value of the retirement benefit surplus liability is the carrying value at Balance Sheet date determined using a present value calculation based on assumptions that are outlined in Note 44.
All other financial assets
Included in this category are interest and fees receivable, unrealised income, and investments in associates of $190 million (2005: $52 million), where the carrying amount is considered to be a reasonable estimate of fair value. Other financial assets are net of goodwill and other intangibles, future income tax benefits and prepayments/unamortised payments, as these do not constitute financial instruments.
Deposits and other public borrowings
The carrying value of non interest bearing, call and variable rate deposits, and fixed rate deposits repricing within six months, approximate their value as they are short term in nature or are payable on demand. Discounted cash flow models based upon deposit type and its related maturity, were used to calculate the fair value of other term deposits.
Short term liabilities
The carrying value of payables to other financial institutions and bank acceptances approximate their fair value as they are short term in nature and reprice frequently.
Debt issues and loan capital
The fair values of debt issues and loan capital were calculated using quoted market price at Balance Sheet date. For those debt issues where quoted market prices were not available, discounted cash flow and option pricing models were used, utilising a yield curve appropriate to the expected remaining maturity of the instrument.
Liabilities at Fair Value through Income Statement
Liabilities at Fair Value through Income Statement are carried at fair value determined using quoted market prices, or valuation techniques including discounted cash flow models using market observable inputs.
Derivative Assets and Liabilities
The fair value of trading and hedging derivative contracts (interest rate swaps, futures, and options such as interest rate caps and floors as well as cross currency swaps and foreign exchange contracts) was determined based on quoted prices when available, or discounted cash flow or options pricing models. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on discounted cash flow or options pricing models. The models are independently validated by appropriately qualified personnel, or external parties and model inputs are obtained from third party broker quotations or third party sources. The total amount of the change in fair value estimated using valuation techniques that was recognised in the profit and loss during the period was $x million.
The fair value of these instruments is disclosed in Note 11.
Life Insurance Policy Holder Liabilities
Life insurance policyholder liabilities are measured on a net present value basis using assumptions outlined in Note 38. This treatment is in accordance with accounting standard AASB 1038: Life Insurance Business.
All other financial liabilities
This category includes interest payable and unrealised expenses payable for which the carrying amount is considered to be a reasonable estimate of net fair value. For liabilities that are long term, fair values have been estimated using the rates currently offered for similar liabilities with remaining maturities. Other provisions including provision for dividend, income tax liability and unamortised receipts are not considered financial instruments.
Other Off-Balance Sheet financial instruments (2005 only)
The fair value of trading and hedging derivative contracts, were obtained from quoted market prices, discounted cash flow models or option pricing models as appropriate. The fair value of these instruments is disclosed in Note 43.
Commonwealth Bank of Australia Form 20-F 2006     255

Notes to the Financial Statements
Note 50 Disclosures about Fair Value of Financial Instruments (continued)
50(a) Fair Value of Financial Assets and Financial Liabilities (continued)
Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued
The fair value of these items was not calculated as estimated fair values are not readily ascertainable. These financial instruments generally relate to credit risk and attract fees in line with market prices for similar arrangements. They are not presently sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The fair value may be represented by the present value of fees expected to be received, less associated costs, however the overall level of fees involved is not material.
50(b) The Impact of Fair Values Calculated Using Non-market Observable Assumptions
The Group’s exposure to financial instruments measured at fair value based in full or in part on non-market observable assumptions is restricted to short term loans and margins on trading securities where pricing is counterparty specific.
These financial instruments comprise a small component of the portfolios they are part of and have short tenor, such that any change in the assumptions used to value the instruments to a reasonably possible alternative do not have a material effect on the portfolio balance or the Group’s result.
50(c) The Impact of Profit of the Change in Fair Values of Financial instruments Estimated using a Valuation Technique
The Group holds a large portfolio of trading securities and derivatives that are measured at fair value using quoted market prices and valuation techniques based on market observable assumptions. In addition, the Group holds a smaller portfolio of short term commercial loans and debt issues that have been designated at Fair Value through income Statement using valuation techniques based on market observable assumptions.
The total amount of change in fair value recognised in profit for the period which was determined using valuation techniques was $1,067 million net loss. This comprised an $82 million gain in trading income and a $1,149 million loss in other operating income.
256     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles
The consolidated Financial Statements of the Group are prepared in accordance with AIFRS (refer Note 1), which differ in some respects from Generally Accepted Accounting Principles in the US (US GAAP). This note outlines the significant adjustments between the consolidated Net Profit, Shareholders’ Equity and consolidated Balance Sheet disclosed in these Financial Statements and the amounts which would be reported in accordance with US GAAP.
For the Financial Year ended 30 June 2005 and all prior years the Annual Financial Report was prepared under the Australian accounting standards applicable to reporting periods beginning prior to 1 January 2005 (AGAAP). This 30 June 2006 Annual Financial Report, however, complies with current Australian accounting standards which consist of Australian equivalents to International Financial Reporting Standards (AIFRS). The basis of the AIFRS standards are the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. As a result of complying with AIFRS, the Group accounts also comply with IFRS, and interpretations adopted by the International Accounting Standards Board.
Accounting policies for the Group have changed significantly due to the adoption of AIFRS. These changes are summarised in Note 1.
The accounting policies which have changed as a result of the adoption of AIFRS have been applied retrospectively and consistently by the Group to all periods presented in these Financial Statements and in preparing an opening AIFRS Balance Sheet at 1 July 2004, except for the following standards which were adopted and applied from 1 July 2005 onwards:-
(i) AASB 132 Financial Instruments – Disclosure and Presentation;
(ii) AASB 139 Financial Instruments – Recognition and Measurement;
(iii) AASB 4 Insurance Contracts;
(iv) AASB 1023 General Insurance Contracts; and
(v) AASB 1038 Life Insurance Contracts.
Transition to AIFRS resulted in a number of reclassifications of amounts between Balance Sheet items, gross-ups of the Balance Sheet due to consolidation of certain special purpose vehicles, and remeasurements applied to various items. All AIFRS transition adjustments have been reassessed on a US GAAP basis, resulting in the following:
•	reclassifications of Balance Sheet items for US GAAP purposes on a consistent basis with AIFRS;

•	elimination of certain US GAAP adjustments due to consistency of AIFRS with US GAAP;

•	changes in reconciliation amounts due to changes in AIFRS amounts; and

•	certain immaterial restatements to 2005 US GAAP amounts, impacting Net Income, Other Comprehensive Income and Shareholders’ Equity.

			2006	2005
Consolidated Statement of Profit and Loss	Footnote		$M	$M

Net profit reported under AIFRS			3,928	3,400
Pension expense adjustment	(h	)	(2)	(13)
Amortisation of identifiable intangible assets	(i),(w	)	(19)	(19)
Movement in life insurance value of business acquired	(j	)	(138)	(124)
Movement in life insurance policyholder liabilities	(n	)	5	(17)
Reversal of unrealised gains and depreciation on life insurance and other property investments	(l	)	(41)	(40)
Reversal of unrealised gains on other assets at fair value through profit and loss	(f	)	(28)	—
Movement in life insurance deferred acquisition costs	(o	)	(12)	(51)
Adjustment to derivative and hedge accounting	(r	)	(2,114)	490
Reversal/(utilisation) of redundancy provision	(d	)	(37)	(72)
Deconsolidation of Variable Interest Entities	(u	)	—	(76)
Movement in Loan Impairment Provision	(p	)	—	329
Reversal of software write-off and software amortisation	(v	)	(3)	(11)
Gain on sale of Hong Kong insurance business	(x	)	49	—
Adjustment for costs of loan origination	(y	)	7	—
Adjustment in relation to securitised loans net of amortisation	(q	)	47	—
Movement in deferred tax relating to life insurance policyholder liabilities	(a	)	(10)	(28)
Tax effects of US GAAP adjustments			738	(215)

Net Income according to US GAAP			2,370	3,553

Other Comprehensive Income
Foreign currency translation reserve. Tax included within balance – 2006: $26m, 2005: $62m	(m	)	(249)	(54)
Pension plan	(m	)	(15)	3

Unrealised gains/(losses) on available-for-sale investments. Tax included within balance – 2006: $15m, 2005: ($16m)	(f	)	(60)	25
Adjustment to derivative and hedge accounting. Tax included within balance – 2006: $28m, 2005: nil	(r	)	(43)	(1)

	(m	)	(103)	24

Total Other Comprehensive Income/(loss)			(367)	(27)

Total Comprehensive Income according to US GAAP			2,003	3,526

Basic earnings per share on Net Income according to US GAAP (cents)			186	272
Fully diluted earnings per share on Net Income according to US GAAP (cents)			185	267

Commonwealth Bank of Australia Form 20-F 2006     257

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)

			2006	2005
Consolidated Statement of Shareholders’ Equity	Footnote		$M	$M

Shareholders’ Equity
Shareholders’ Equity reported under AIFRS, excluding outside equity interests			20,835	20,854
Tax effect of foreign currency translation reserve	(a	)	26	62
Unrealised net gain on unquoted equity securities	(f	)	(97)	110
Prepaid pension cost	(h	)	(349)	206
Life insurance business recognition of additional goodwill	(i	)	332	332
Amortisation of identifiable intangible assets	(i	)	(112)	(96)
Goodwill amortisation to 30 June 2002	(i	)	(78)	(78)
Reversal of goodwill amortisation	(i	)	646	646
Movement in value of business acquired	(j	)	(1,278)	(1,140)
Movement in deferred acquisition costs	(o	)	(333)	(389)
Equity issued for Colonial acquisition	(w	)	(1,026)	(1,026)
Reversal of unrealised gain and accumulated depreciation on life insurance and other property investments	(l	)	(165)	(124)
Movement in policyholder liabilities	(n	)	358	353
Movement in deferred tax relating to policyholder liabilities	(n	)	(112)	(104)
Adjustment to derivative and hedge accounting	(r	)	(2,219)	(298)
Movement in Loan Impairment Provisions	(p	)	—	329
Reversal of redundancy provision	(d	)	37	74
Deconsolidation of variable interest entities	(u	)	—	(1,483)
Reversal of software write-off and software amortisation	(v	)	121	124
Reversal of asset revaluation reserve	(k	)	(138)	(119)
Deconsolidation of Employee Share ownership Plans (“ESOP”)	(c	)	134	139
Gain on sale of Hong Kong insurance business	(x	)	(71)	—
Adjustment for costs of loan origination	(y	)	236	—
Adjustment in relation to securitised loans net of amortisation	(q	)	47	—
Tax effects of US GAAP adjustments			1,250	333

Shareholders’ Equity according to US GAAP			18,044	18,705 (1)

Outside Equity Interests (OEI)
OEI disclosed within Shareholders’ Equity under AGAAP			n/a	1,158

OEI disclosed within liabilities under US GAAP			n/a	1,158

(1)	In the prior period, Shareholders’ Equity reported under US GAAP totalled $18,891 million. A prior period restatement of $186 million has been made to Shareholders’ Equity, principally relating to a change in the accounting for share based compensation (refer to Note 51 (c)) and correction of an error in the recognition of impairment within other assets ($287 million). These restatements had no material impact on Net Income or earnings per share.

			2006	2005
Consolidated Balance Sheet	Footnote		$M	$M

Total Assets reported under AIFRS			369,103	337,404
Deferred tax assets related to differences in life insurance policyholder liabilities	(a	)	46	56
Unrealised net gain/(loss) on available-for-sale securities	(f	)	(106)	110
Prepaid pension cost	(h	)	(106)	426
Goodwill, net of amortisation	(i	)	(1,254)	(1,219)
Value of business acquired, net of amortisation	(j	)	1,431	1,640
Life insurance policy deferred acquisition costs, net of amortisation	(o	)	751	863
Other identifiable intangible assets recognised, net of amortisation	(i	)	(231)	(239)
Unrealised gain and accumulated depreciation on life insurance property investments	(l	)	(125)	(93)
Adjustment to derivative and hedge accounting	(r	)	(42)	(926)
Reclassification between reinsurance receivable and life insurance policyholder liabilities			2	17
Adjustment to Loan Impairment Provision	(p	)	—	354
Reversal of asset revaluation reserve	(k	)	(138)	(119)
Reversal of software write-off and software amortisation	(v	)	121	124
Deconsolidation of Employee Share Ownership Plans (“ESOPs”)	(c	)	134	154
Deconsolidation of QSPEs established for securitisation	(q	)	(12,544)	(10,961)
Adjustment for costs of loan origination	(y	)	165	—
Adjustment in relation to securitised loans net of amortisation	(q	)	47	—

Total Assets according to US GAAP			357,254	327,591

258     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(a) Income Tax
Policyholder Liabilities
From 1 July 2000, the basis for taxation of income on most life insurance products changed from ‘Income minus Expenditure’ to ‘Profit’ (which includes movements in policyholder liabilities). As tax deductible policyholder liabilities under Australian tax legislation are lower than US GAAP policyholder liabilities, a deferred tax asset to recognise this timing difference is created. The adjustment to US GAAP for Financial Year 2006 is $46 million (2005: $56 million).
Available-for-sale Investments
Income from tax exempt securities does not exceed $500,000.
Foreign Currency Translation Reserve (FCTR)
For US GAAP purposes, the tax effect of the pre 1 July 2004 FCTR is recognised as a deferred tax asset. For Financial Year 2006, this represented a $26 million increase to Shareholders’ Equity (2005: $62 million).
(b) Assets and Liabilities at Fair Value through Income Statement
Under AIFRS – specifically AASB 139 (effective 1 July 2005) – an option exists to classify certain non-trading assets and liabilities as “assets/liabilities at fair value through Income Statement” and measure these assets accordingly. This is known as the “fair value option”.
No such option exists under US GAAP. As such a number of additional reclassifications and remeasurements are now required to reconcile AIFRS to US GAAP for these assets and liabilities.
(c) Employee Share Based Compensation
The AIFRS accounting for the Group’s employee share plans is detailed in Note 33. The AIFRS accounting for share based compensation expense is generally consistent with US GAAP.
In 2006 the Group initially adopted FAS 123 (R) “Share-Based Payment”. Upon adoption, the Group applied the modified retrospective method. This resulted in a restatement of previously reported 2005 Shareholders’ Equity of $142 million.
The only area of significant difference between AIFRS and US GAAP relates to the Balance Sheet treatment of Treasury Shares held within an Employee Share Trust that holds shares in the Bank on behalf of employees. This Trust is consolidated for AIFRS, but is deconsolidated for US GAAP due to its classification as an Employee Share Option Plan (“ESOP”). This results in the reinstatement of the cost of the shares to ordinary share capital for US GAAP for Financial Year 2006 of $134 million (2005: $139 million). This results in the recognition of a prepaid share-based compensation asset.
Options have not been issued by the Bank since 1 July 2002.
The following table outlines movements in executive options in the year ending 30 June 2006 (with a comparison to movements in the year ending 2005) and shows the number of options outstanding.

		Weighted Average		Weighted Average
		Exercise		Exercise
Movements in Executive Options during the year	2006	Price(1)	2005	Price(1)

Options Outstanding at the start of the year	3,136,400	$28.53	5,782,300	$27.15
Options Granted during the year	—	—	—	—
Options Forfeited during the year	72,800	$28.29	29,700	$30.12
Options Exercised during the year	1,756,200	$28.33	2,616,200	$25.72

Options Outstanding at the end of the year	1,307,400	$28.33	3,136,400	$28.53

(1)	The exercise price for options granted since 1997 will be/have been adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of vesting).

		Exercise	Expiry
Outstanding Options at 30 June 2006	Number	Price	Date

September 1999 Options	190,600	$23.84	24 Aug 2009
September 2000 Options	363,300	$26.97	13 Sep 2010
October 2001 Options	753,500	$30.12	3 Sep 2011

The weighted average exercise price for options outstanding at 30 June 2006 was $28.33.
The weighted average remaining contractual life of these options is 4 years and 7 months.
The other disclosure requirements of SFAS 123: Accounting for Stock-Based Compensation in respect of the employee share plans, are included in Note 33.
Commonwealth Bank of Australia Form 20-F 2006     259

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(d) Provisions
Under AIFRS, provisions for redundancies are recognised when a reliable estimate can be made of a present obligation which exists as the result of a past event.
The criteria for recognition of provisions for redundancies are currently more strict under US GAAP than AIFRS. SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities only allows recognition of a provision for redundancies where the redundancies are made within the minimum legal notification period, from the balance date, on a pro-rata basis over the future service period of terminating employees.
For US GAAP during the Financial Year 2006, $37 million (2005: $72 million) of the provision was reversed from provisions and recognised as an expense.
The accounting policy adopted by the Group for restructuring provisions is detailed in Note 1 (aa).
(e) Life Insurance Controlled Entities
Under AIFRS, assets and liabilities of life insurance controlled entities are classified as assets at fair value through Income Statement and are measured at fair value.
For US GAAP, predominantly all debt and equity security assets of life insurance controlled entities have been categorised as Trading Assets and brought to account through Net Income at market values.
(f) Available For-Sale Investments
From 1 July 2005, on transition to AIFRS, predominately all Investment Securities have been reclassified as available-for-sale investments and measured at market value.
Additionally under AIFRS, certain investment securities and loans were designated as assets at fair value through Income Statement. Under US GAAP such designation is not appropriate as the assets are not held for trading. These assets have been reclassified as available-for-sale investments, loans advances and other receivables and other assets for US GAAP purposes.
For the Financial Year 2006, under US GAAP $28 million was reversed from unrealised gains on assets at fair value through Income Statement.
Also for the Financial Year 2006, there was a $97 million decrease in Shareholders’ Equity primarily due to reversal of unrealised gains on unquoted equity securities.
For the Financial Year 2005 under US GAAP, investment securities were classified as available-for-sale and revalued to market value with the difference between carrying value and market value taken to Other Comprehensive Income and Shareholders’ Equity. For Financial Year 2005 the adjustment increased Other Comprehensive Income and Shareholders’ Equity by $110 million.
Under AIFRS the unrealised gains and losses on available-for-sale investments are classified as part of Shareholders’ Equity. Under US GAAP these amounts are disclosed within Other Comprehensive Income.
The disclosure requirements of SFAS 115: Accounting for Certain Investments in Debt and Equity Securities in respect of available-for-sale investments have been included within Notes 12 and 13.
260     Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(g) Consolidated Balance Sheet
Set out below are the most significant adjustments to AIFRS Balance Sheet categories disclosed in these accounts which would be reported in accordance with US GAAP:

	Footnote		2006	2005
Assets			$M	$M

Cash and liquid assets under AIFRS			5,131	6,055
Deconsolidation of QSPEs established for securitisation	(q	)	(1)	(177)

Cash and liquid assets under US GAAP			5,130	5,878

Receivables due from other financial institutions under AIFRS			7,107	6,087
Deconsolidation of variable interest entities	(u	)	—	(400)

Receivables due from other financial institutions under US GAAP			7,107	5,687

Assets at fair value through Income Statement — Trading under AIFRS			15,758	14,631
Reclassification from life insurance investment assets and other assets	(e	)	23,682	26,675
Deconsolidation of QSPEs established for securitisation	(q	)	—	(3)

Assets at fair value through Income Statement — Trading under US GAAP			39,440	41,303

Assets at fair value through Income Statement — Insurance under AIFRS			24,437	27,484
Reclassification to Trading securities and other assets	(e	)	(23,682)	(26,675)
Reclassification to real estate investment assets and deferred tax assets	(l	)	(284)	(403)
Unrealised gains and depreciation adjustment (after tax)	(l	)	(119)	(93)
Reclassification of Mortgage Loans to other assets	(n	)	(352)	(313)

Assets at fair value through Income Statement — Insurance under US GAAP			—	—

Assets at fair value through Income Statement — Other under AIFRS			2,944	—
Reclassification to available-for-sale securities	(b	)	(1,005)	—
Reclassification to Loans, advances and other receivables	(b	)	(1,939)	—

Assets at fair value through Income Statement — Other under US GAAP			—	—

Derivative assets under AIFRS			9,675	—
Adjustment to derivative and hedge accounting	(r	)	(70)	(918)

Derivative assets under US GAAP			9,605	(918)

Available-for-sale securities under AIFRS			11,203	—
Reclassification from assets at fair value through Income Statement — Other	(b	)	1,005	—
Reclassification to other assets	(f	)	(126)	(126)
Unrealised net gain on available-for-sale securities	(f	)	(91)	110
Deconsolidation of QSPEs established for securitisation	(q	)	7	—
Reclassification from investment securities	(f	)	—	10,838
Adjustment in relation to securitised loans	(q	)	47	—

Available-for-sale securities under US GAAP			12,045	10,822

Investment securities under AIFRS			—	10,838
Reclassification to available-for-sale securities	(f	)	—	(10,838)

Investment securities under US GAAP			—	—

Loans, advances and other receivables under AIFRS			259,176	228,346
Deconsolidation of QSPEs established for securitisation	(q	)	(12,607)	(10,818)
Adjustment to derivative and hedge accounting	(r	)	28	(8)
Reclassification from assets at fair value through Income Statement — Other	(b	)	1,939	—
Remeasurement to amortised cost	(b	)	(15)	—
Adjustment for costs of loan origination	(y	)	236	—
Consolidation of variable interest entity	(u	)	(21)	—
Adjustments to impairment provisions	(p	)	—	354

Loans, advances and other receivables under US GAAP			248,736	217,874

Real estate investments at market value under AIFRS			—	—
Reclassification from life insurance investment assets	(l	)	243	373

Real estate investments under US GAAP			243	373

Commonwealth Bank of Australia Form 20-F 2006       261

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)

	Footnote		2006	2005
Assets (continued)			$M	$M

Investment property under AIFRS			258	252
Reversal of fair value adjustments			(6)	—

Investment property under US GAAP			252	252

Property, plant and equipment under AIFRS			1,314	1,133
Reversal of asset revaluation reserve	(k	)	(138)	(119)
Consolidation of Variable Interest Entities	(u	)	21	—

Property, plant and equipment under US GAAP			1,197	1,014

Intangible Assets under AIFRS			7,809	7,656
Identifiable intangible asset amortisation	(i	)	(67)	(75)
Goodwill amortisation to 30 June 2002	(i	)	(78)	(78)
Reversal of goodwill amortisation	(i	)	646	646
Adjustment to equity issued on Colonial acquisition	(w	)	(1,026)	(1,026)
Adjustment to policyholder liability differences	(w	)	559	593
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	(158)	(158)
Reclassification to Value of Business Acquired	(i	)	(2,786)	(2,786)
Deferred tax liability on value of business acquired	(i	)	1,256	1,256
Pension fund surplus acquired	(h	)	(244)	(244)
Deferred tax liability on pension fund surplus acquired	(h	)	80	82
Goodwill measurement differences	(i	)	332	332
Amortisation of software	(v	)	121	124

Intangible Assets under US GAAP			6,444	6,322

Value of Business Acquired under AIFRS			—	—
Reclassification from Goodwill	(i	)	2,708	2,786
Value of Business Acquired amortisation (net of imputed interest)	(j	)	(1,277)	(1,146)

Value of Business Acquired under US GAAP			1,431	1,640

Deferred tax assets under AIFRS			650	651
Deferred tax assets on differences in life insurance policyholder liabilities	(a	)	46	56
Adjustment for costs of loan origination	(y	)	(71)	—
Deferred tax assets on pension deficit			—	(24)
Deferred tax assets on investment property			40	30

Deferred tax assets under US GAAP			665	713

Other Assets under AIFRS			5,141	17,434
Prepaid pension cost	(h	)	(106)	450
Reclassification of Mortgage Loans from insurance investment assets	(n	)	352	313
Life insurance policy deferred acquisition costs, net of amortisation	(o	)	751	863
Deconsolidation of Employee Share Ownership Plans (“ESOPs”)	(c	)	134	154
Reclassification from available-for-sale securities	(f	)	126	126
Reclassification between reinsurance receivable and policyholder liabilities			2	17
Deconsolidation of QSPEs established for securitisaton	(q	)	57	37
Deconsolidation of Variable Interest Entities and SPVs	(u	)	—	400

Other Assets under US GAAP			6,457	19,794

262       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)

	Footnote		2006	2005
Liabilities			$M	$M

Deposits and other public borrowings under AIFRS			173,227	168,026
Reclassification from liabilities at fair value through Income Statement and remeasurement to amortised cost	(b	)	6,153	—
Adjustment to derivative and hedge accounting	(r	)	21	4
Deconsolidation of QSPEs established for securitisation	(q	)		3

Deposits and other public borrowings under US GAAP			179,401	168,033

Payables due to other financial institutions under AIFRS			11,184	8,023
Reclassification from liabilities at fair value through Income Statement	(b	)	2	—

Payables due to other financial institutions under US GAAP			11,186	8,023

Liabilities at fair value through Income Statement under AIFRS			13,811	—
Reclassification to Deposits and other public borrowings	(b	)	(6,151)	—
Reclassification to Payables due to other financial institutions	(b	)	(2)	—
Reclassification to Debt Issues	(b	)	(5,573)	—
Reclassification to Bills payable and other liabilities	(b	)	(2,085)	—

Liabilities at fair value through Income Statement under US GAAP			—	—

Derivative liabilities under AIFRS			10,820	—
Adjustment to derivative and hedge accounting	(r	)	(324)	—

Derivative liabilities under US GAAP			10,496	—

Current tax liabilities under AIFRS			378	833
Tax effect of reversal of software write-off and software amortisation	(v	)	37	38
Adjustment to derivative and hedge accounting	(r	)	(3)	—
Adjustment to loan impairment provision	(p	)	—	99
Tax effect of deconsolidation of variable interest entity	(u	)	—	23

Current tax liabilities under US GAAP			412	993

Deferred tax liabilities under AIFRS			1,336	921
Deferred tax liability on unrealised gain on available-for-sale securities	(f	)	(29)	33
Deferred tax liability on pension income	(h	)	(32)	111
Deferred tax liability on derivative and hedge accounting	(r	)	(659)	13
Reclassification from life insurance policyholder liabilities	(n	)	237	225
Deferred tax liability on value of business acquired	(j	)	807	863
Deferred tax element of other intangibles			11	17
Deferred tax element of Foreign Currency Translation Reserve	(a	)	(26)	(62)
Deferred tax element of redundancy provisions	(d	)	11	22
Deferred tax element of Revaluations			(6)	—
Adjustment in relation to securitised loans	(q	)	14	—

Deferred tax liabilities under US GAAP			1,664	2,143

Commonwealth Bank of Australia Form 20-F 2006      263

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)

	Footnote		2006	2005
Liabilities (continued)			$M	$M

Other provisions under AIFRS			821	871
Reversal of redundancy provision	(d	)	(37)	(74)
Deconsolidation of Employee Share Ownership Plans (“ESOPs”)			—	20
Credit provisions for derivative and Off-Balance Sheet assets	(p	)	—	25

Other provisions under US GAAP			784	842

Life insurance policy liabilities under AIFRS			22,225	24,694
Adjustment to policyholder liability differences in acquisition	(n	)	559	593
Reclassification to Other Assets of life insurance policy deferred acquisition costs	(o	)	821	935
Movement in policyholder liabilities			(358)	(386)
Gain re sale of Hong Kong insurance business	(x	)	(7)	—
Reclassification between reinsurance receivable and policyholder liabilities			2	17

Life insurance policy liabilities under US GAAP			23,242	25,853

Debt issues under AIFRS			78,591	70,765
Adjustment to derivative and hedge accounting	(r	)	2,446	(65)
Deconsolidation of QSPEs established for securitisation	(q	)	(13,197)	(11,578)
Reclassification from liabilities at fair value through Income Statement and remeasurement to amortised cost	(b	)	5,562	—

Debt issues under US GAAP			73,402	59,122

Bills payable and other liabilities under AIFRS			6,053	17,551
Deconsolidation of QSPEs established for securitisation	(q	)	653	615
Adjustment to derivative and hedge accounting	(r	)	—	(567)
Reclassification from liabilities at fair value through Income Statement	(b	)	2,085	—
Deconsolidation of Employee Share Ownership Plans (“ESOPs”)			—	5

Bills payable and other liabilities under US GAAP			8,791	17,604

Loan capital under AIFRS			9,895	6,291
Adjustment to derivative and hedge accounting	(r	)	9	—
Deconsolidation of Variable Interest Entities	(u	)	—	1,460

Loan capital under US GAAP			9,904	7,751

264       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(h) Details of Pension Expense and Reconciliation of Funded Status of Pension Plans
The Group sponsors a range of superannuation (pension) plans for its employees world-wide.
The Group’s accounting policy for superannuation expense, under AIFRS reporting, is set out in Note 1 of the Financial Statements. The disclosure of the Bank’s major superannuation plans are set out in Note 44. All amounts are expressed in Australian Dollars.
With the introduction of AIFRS, the surpluses and/or deficits that arise within individual defined benefit superannuation plans must be recognised in the Balance Sheet. There is a choice of three options for the recognition of actuarial gains and losses related to defined benefit superannuation plans within Profit or Retained Earnings. The options include direct recognition in Profit of all of the actuarial gain or loss, direct recognition in Retained Earnings of all of the actuarial gain or loss, or the ‘corridor’ approach which progressively recognises a certain portion of the gain or loss within Profit over the expected average remaining working lives of employees within the plan. The Bank has selected direct recognition in Retained Earnings as the method of accounting for the defined benefit superannuation plans.
For US GAAP purposes, the Bank adopted the disclosure requirement of SFAS 87 “Employers’ Accounting for Pensions” for the major defined benefit fund, the Officers’ Superannuation Fund (OSF), commencing 1 July 1994. For the Financial Year ending 30 June 1999, the Bank revised its disclosures in accordance with SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.
In adopting SFAS 87 “Employers’ Accounting for Pensions”, the Bank applied the ‘corridor’ approach of recognising actuarial gains or losses. Direct recognition of actuarial gains or losses in Retained Earnings is not permitted under SFAS 87, and therefore reconciliation adjustments are required.
The Group adopted SFAS 87 later than the effective date specified in the accounting standard. To introduce the information required under SFAS 87 as from the effective date was not feasible. Accordingly an allocation of the pension obligation/asset has been taken directly to equity based on the number of years elapsed between the effective date and the date of adoption by the Group. The adoption date for the purposes of the US GAAP reconciliation is 1 July 1994 and the remaining amortisation period at the adoption date was ten years.
The following table displays a reconciliation of pension expense and recognised surplus under AIFRS and US GAAP at 30 June 2006 and 30 June 2005 for the Group’s major superannuation (pension) plans.

	2006	2005
	A$M	A$M

Service cost	(44)	(53)
Interest cost	(194)	(217)
Expected return on assets	332	316
Recognised net gain (loss)	(2)	(17)
Employer financed benefits within Accumulation Division	(129)	(121)
Expensed employer contributions	—	4

Defined benefit superannuation (pension) plan (expense) income under US GAAP	(37)	(88)

Defined benefit superannuation (pension) plan (expense) income under AIFRS	(35)	(75)
Difference	(2)	(13)
Less tax effect	—	4

Defined Benefit Superannuation (pension) Expense Adjustment	(2)	(9)

Funded status as per AIFRS Balance Sheet (refer to Note 44)	1,163	638
Assets not recognised:
Unrecognised net gains (loss)	104	(450)

Net Amount Recognised under US GAAP	1,059	1,088

Comprising of:
Prepaid Pension Cost	1,059	1,088
Additional minimum liability	(44)	(59)
Accumulated other comprehensive income (loss)	44	59

Net Amount Recognised under US GAAP	1,059	1,088

Asset (liability) in AIFRS Balance Sheet (refer to Note 44)	1,163	638
Difference	(104)	450
Less tax effect	31	(135)

Pension Asset (Liability) Adjustment	(73)	315

Commonwealth Bank of Australia Form 20-F 2006      265

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
The accumulated benefit obligations for all defined benefit superannuation (pension) plans as at 30 June 2006 was $3,667 million (30 June 2005: $3,658 million).
As at 30 June 2006, the projected benefit obligations and accumulated benefit obligations of the CBA(UK)SBS exceeded the fair value of plan assets. Comparative information are as follows:

	2006	2005
	A$M	A$M

Projected benefit obligation	430	408
Accumulated benefit obligation	426	404
Fair value of plan assets	366	326

The assumptions used to calculate the above and the details of the Bank’s funding policy and contributions in respect of its major superannuation (pension) plans are set out in Note 44.
The expected future benefit payments of the Bank’s major superannuation (pension) plans are as follows:

Financial Year Ending	A$M

30 June 2007	232
30 June 2008	232
30 June 2009	233
30 June 2010	240
30 June 2011	239
30 June 2012 to 30 June 2016	1,201

The above expected benefit payments are calculated by the respective fund actuaries using assumptions of future total service, the rate of exits from the fund and future salary growth. Actual benefit payments will depend on actual service period, actual rate of exits from the fund and actual salary growth.
The Group provides insurance cover to OSF in respect of its death, total and permanent disablement and temporary disablement benefits. As at 30 June 2006, the amounts of cover were $5,274 million of lump sum death and total and permanent disablement benefits (2005: $5,036 million) and $52 million per annum of temporary disablement benefits (2005: $61 million per annum).
(i) Intangible Assets
Colonial Limited was acquired on 13 June 2000 (refer Notes 21 and 51(w) for further details). Differences exist between the method of calculation of the cost of acquisition under previous AGAAP and US GAAP. Refer Note 51(w) for further details. Under AIFRS goodwill on acquisition was determined as the difference between the cost of acquisition and the fair value of net assets acquired. This results in permanent adjustments within Shareholders’ Equity related to various elements of the Colonial acquisition.
US GAAP identifiable intangible assets acquired include Value of Business Acquired ($1,509 million), and the Colonial State Bank Core Deposits ($149 million). The Core Deposits are being amortised on a straight line basis over 8 years (annual amortisation expense of $18 million).
Under US GAAP goodwill on acquisition is determined as the difference between the cost of acquisition and the fair value of net tangible and intangible assets acquired. Goodwill amortisation ceased, under AIFRS from 1 July 2004. Goodwill amortisation for US GAAP ceased from 1 July 2002. Under both US GAAP and AIFRS, the carrying value of goodwill is subject to review for impairment each period end. US GAAP goodwill also includes a $332 million amount relating to the recognition of life insurance synergy benefits.
The Group’s carrying amount of goodwill under US GAAP at 30 June 2006 is disclosed for each reportable segment as follows:

	2006	2005
Segment	$M	$M

Banking	4,189	4,215
Funds Management	977	998
Insurance	550	550

Total	5,716	5,763

266       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(j) Value of Business Acquired (‘VOBA’)
Under AIFRS for non-life insurance holding companies, the difference between the purchase price on acquisition and the net assets plus identifiable intangible assets acquired represents goodwill. No separately identified intangible asset is recognised for the Value of Business Acquired (‘VOBA’).
For US GAAP, prior to the assignment of the excess of purchase price over net assets acquired to goodwill, the identifiable intangible asset VOBA is recognised. VOBA represents the estimated fair value of the acquired life insurance business in force and represents the portion of acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts.
VOBA is amortised over the lives of the acquired business in force in a manner consistent with amortisation of deferred policy costs for life insurance contracts and in a manner expected for funds management contracts (see Note 51 (o)). An analysis of the Colonial VOBA asset (net of tax) is presented below:

	2006	2005
	$M	$M

Opening balance, 1 July	777	879
Imputed interest	182	213
Amortisation	(320)	(337)
Disposal of Hong Kong insurance business	(81)	—
Movement in deferred tax liability on value of business acquired	56	22

Closing Net Balance, 30 June	614	777

The net movement in VOBA for the year to 30 June 2006 is $138 million (2005: $124 million). For all Australian life insurance business the imputed rates of interest are related to the underlying investment earnings rate and range from 3.4% to 16.2% dependent upon the nature of the business. Given that imputed interest rates are dependent upon actual investment performance they are expected to be volatile. The imputed interest rates for all other business range from 6.1% to 8.4%.
The amortisation rate for the investment-linked life business also depends upon actual investment performance and is therefore also expected to be volatile.
The VOBA balance is estimated to be run-off at a rate ranging from 7.7% to 15.0% per year.
Recoverability Test
Under US GAAP the amount of VOBA written-off in the period was determined by comparing the carrying value of VOBA at 30 June 2006 after allowing for imputed interest and amortisation, to an end of period recoverable amount valuation.
(k) Property and Other Non-Current Asset Revaluations
Each year a review is performed to assess the recoverable amount of non current assets. The ‘recoverable amount test’ is in accordance with the AIFRS standard which requires future cash flows associated with non-current assets to be discounted at a rate which reflects the risk involved. Under AIFRS, and the requirements of SFAS 144: Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the determination of the fair value of non-current assets and the recognition of losses from impairments, requirements, are essentially the same.
AIFRS allows non-current assets including property, plant and equipment to be revalued upwards to their recoverable amount with the gain recognised in an asset revaluation reserve. Impairments to asset values, where there is an amount in the revaluation reserve relating to the relevant assets, are taken to reduce the revaluation reserve. Impairments to asset values are otherwise recognised in Net Income. Any subsequent upward reversing revaluations of the same asset are recorded in Net Income. With the exception of land, all revalued assets are depreciated over their assessed useful lives.
Under US GAAP upward revaluations of property, plant and equipment are not allowed, except as part of accounting for business combinations under the Purchase Method. US GAAP requires all impairments of non current assets to be recorded in Net Income. Once such impairments have been recorded, subsequent recoveries to the income statement are not allowed.
A discounted cash flow methodology was used in determining the Group’s property valuations. Under AIFRS an asset revaluation adjustment to increase the Asset Revaluation Reserve by $19 million was recorded in 2006, and by $29 million in 2005. At 30 June 2006, the Asset Revaluation Reserve balance was $138 million (2005: $119 million). Under US GAAP this was reversed for the Financial Years 2005 and 2006. No adjustment has been made for the decrease in depreciation due to the reversal of Asset Revaluation Reserve as it is not material in the Income Statement.
(l) Properties Held by Insurance Companies
Under AIFRS, properties held by insurance companies are held in the Balance Sheet at net market value, which is market value less expected cost of disposal. Investment properties are valued annually by an independent valuer with changes in value taken directly to investment income in Net Income. No depreciation is charged on investment properties. The insurance companies do not hold property other than as an investment.
Under US GAAP, such property is recorded at historical cost in the Balance Sheet and depreciated over its useful life – except for land which is not depreciated.
For Financial Year 2006, the restatement under US GAAP results is $41 million (2005: $40 million) decrease in Net Income, and $165 million (2005: $124 million) pre-tax reduction in Shareholders’ Equity.
Commonwealth Bank of Australia Form 20-F 2006       267

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(m) Comprehensive Income
SFAS 130: Reporting Comprehensive Income requires the classification of items of other comprehensive income by their nature and the display of other comprehensive income separately from retained earnings and Shareholders’ Equity.

	2006	2005
Accumulated Other Comprehensive Income Balances	$M	$M

Foreign currency translation reserve
Balance at beginning of Financial Year	(172)	(118)
Foreign currency translation adjustment net of tax expense	(249)	(54	)(1)

Balance at end of Financial Year	(421)	(172)

Available-for-Sale securities
Balance at beginning of Financial Year	77	52
Change in fair value of available-for-sale securities	(24)	25
Transferred from Income Statement	(36)	—

Balance at end of Financial Year	17	77

FAS 133
Balance at beginning of Financial Year	(1)	—
Change in value of cash flow hedges	1	(1)
Transferred from Income Statement	(44)	—

Balance at end of Financial Year	(44)	(1)

Pension Plans
Balance at beginning of Financial Year	59	56
Adjustment to net assets in UK Pension Plan — net of tax expense	(15)	3

Balance at end of Financial Year	44	59

Total Other Comprehensive Income	(404)	(37)

(1)	This adjustment includes a prior period restatement.
Commonwealth Bank of Australia Form 20-F 2006       268

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(n) Life Insurance
AIFRS requires the Group’s life insurance business to be classified as either life insurance contracts, where insurance risk exists, or life investment contracts for all other life insurance business. Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The resulting liability to policyholders is linked to the performance and the value of the assets (after tax) that back those liabilities.
Life insurance contracts use the Margin on Services (“MoS”) methodology to calculate policy liabilities. Under MoS, policy liabilities are based on best estimate assumptions which are reviewed at each valuation date. Policy liabilities are made up of two components, the Best Estimate Liabilities and Future Profit Margins.
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
If, during the process of valuing the policy liabilities, it is found that future profits are negative (i.e. the policy is in a loss position), then:
(i) the profit margin is set to zero; and
(ii) all future losses are recognised immediately.
If expectations change in the future, it is possible to reverse capitalised losses and re-establish profit margins. This is explained in more detail in Note 1 (hh).
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
Under SFAS 97, the liability is set equal to:
•	the account balance that accrues to the benefit of the policyholder at the date of the Financial Statements; and

•	any unearned revenue liability;
Assumptions are generally updated at each valuation and do not include any PADs.
The Group operates investment-linked business which was classified as separate account business for Financial Years up to and including 2004. Such accounts represent assets and liabilities that are maintained by the Group for purposes of funding superannuation (pension) funds and other investment type activities. The accounts represent policyholder directed funds that are separately administered. The assets and the liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Group. The policyholder generally assumes the investment risk and investment income accrues directly to the policyholders and, therefore, are not included in the Group’s Income Statement. The Group receives fees for investment management, certain administrative expenses, and mortality and expense risks assumed, which are recognised when due.
Prior to 1 July 2004, investments in separate accounts supporting unit linked contracts were reported at market value and reclassified from insurance investment assets to other assets under US GAAP. Separate account liabilities represent the policyholder’s claim to the related assets and are carried at the policyholder’s account balance. Insurance investment assets and policyholder liabilities are reported as summary totals in the Balance Sheet. Such totals are disclosed in Notes 10 and 38 to the Financial Statements.
From 1 July 2004, the investment-linked business did not meet the revised criteria for separate account treatment, as outlined in SOP 03-1. Accordingly, there is no longer any reclassification of separate account business, and mortgage loans have been remeasured from market value to amortised cost and reclassified as other assets.
For Financial Year 2006 the US GAAP adjustment is an increase of $5 million in Net Income (2005: decrease of $17 million).
Commonwealth Bank of Australia Form 20-F 2006       269

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(o) Deferred Acquisition Costs (‘DAC’) – Expenses of Acquiring Life Insurance, Investment and Related Contracts
Under AIFRS, only acquisition costs are deferrable on investment contracts, whereas both fixed and variable costs incurred in acquiring the business are deferrable on insurance contracts. This includes commissions and the costs of accepting, issuing and initially recording policies. Under AIFRS, acquisition costs on investment contracts are explicitly held as assets on the Balance Sheet. Acquisition costs on insurance contracts are implicitly held as part of the policy liability and movements are recognised as reductions in the AIFRS policyholder liabilities. Movements in DAC assets on insurance contracts are not reported separately in the Income Statement; rather, they are reported as a component of the movement in policyholder liabilities under AIFRS.
The definition of acquisition costs is wider under AIFRS for insurance contracts and narrower for investment contracts than under US GAAP. Under US GAAP only those costs that vary with, and are primarily related to, the production of new and renewal business (acquisition costs), are capitalised.
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
Under US GAAP, amortisation of the DAC assets is reported separately from changes in policyholder liabilities in the Income Statement.
Under US GAAP, DAC is reported as an asset in the Balance Sheet rather than offset against policyholder liabilities. However, no DAC was recorded upon the initial purchase of Colonial Limited.
The net adjustment of DAC to Net Income for US GAAP is comprised of:

	2006	2005
	$M	$M

Difference in deferral of new business acquisition expenses	(62)	(86)
Difference in amortisation of acquisition expenses	50	35
Tax effect of differences in acquisition expense treatment	3	15

Total	(9)	(36)

Movement in DAC during Financial Years 2005 & 2006 were as follows:

	2006	2005
	$M	$M

Opening Balance, 1 July	863	803
Acquisition costs for the year	114	135
Amortisation of DAC/Imputed interest	(76)	(75)
Disposal of Hong Kong insurance business	(150)	—

Net movement	(112)	60

Closing Balance, 30 June	751	863

270       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(p) Loan Impairment Provision
SFAS 114: Accounting by Creditors for Impairment of a Loan as amended by SFAS 118: Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.
During the Financial Year 2005 the Group has made a number of changes in the calculation used to estimate the loan impairment provision.
The 30 June 2005 Annual Financial Report was prepared under the Australian Accounting Standards applicable to reporting periods beginning prior to 1 January 2005 (“Australian GAAP”). Those principles were broad enough to allow the application of US GAAP principles in the calculation of loan impairment provisioning and accordingly did not create a GAAP difference in the allowance for loan losses. In preparation for the implementation of the Australian equivalents to International Financial Reporting Standards (“AIFRS”) on 1 July 2005, the Bank was required to add more precision to its estimation process in order to comply with AIFRS. As the Bank views the accounting principles underlying AIFRS and U.S. GAAP to be the same, there remains no GAAP difference.
The resulting change from adding more precision to the measurement of loan impairment provisions has been accounted for as a change in estimate for US GAAP.
Along with other AIFRS matters, the Group completed its analysis and modelling with respect to Loan Impairment in early December 2005, the outcomes of which were included in the transitional AIFRS Financial Statements and included in the SEC Form 20-F filing on 15 December 2005 for the Financial Year 2005.
In performing its analysis and modelling during this period, the Bank identified and implemented a number of enhancements to improve the quality and precision of the Bank’s process for estimating its provision for doubtful debts which it believes should be applied to its financial reporting relating to AIFRS and US GAAP.
The process for determining loan impairment provisions uses defined assumptions, specific data elements, and an associated analysis. The process also requires management to exercise judgment as part of its analysis. Major enhancements to the process relate to the calculation of the collective provision for both the retail and non-retail lending portfolios, and involve an improvement in the approach used to estimate provisions where there is objective evidence of impairment of a loan or relating to a portfolio of loans, including losses incurred but not reported at the balance sheet date. The Bank believes such improvements in the process allow for greater precision in estimates.
Key elements which have been improved in the estimation process include:
•	The identification of an “incurred but not reported” emergence period component, enhancing the previous model which placed primary emphasis on the impact of overall economic conditions;
•	The development of probability of loss factors based on occurrence of actual loss rather than occurrence of arrears events;
•	The linkage of provision recognition to the occurrence of specifically defined “trigger events”, such as downgrades in internal credit ratings; and
•	The adjustment of the provision calculation for current portfolio experience, rather than using a measurement factor anticipating longer term expectations of loss in order to more closely align changes in the provisioning level with movements in portfolio credit quality.
These enhancements provide better insight and improved judgements through the Bank’s utilization of new information and industry developments. The Bank believes that these enhancements have resulted in an improved process for determining provisions consistent with AIFRS and US GAAP.
As such a US GAAP adjustment was recorded for the Financial Year 2005. This resulted in a net decrease in the loan impairment provision of $354 million, including a reclassification of $25 million to other provisions, for the Financial Year 2005.
(q) Securitisation of Assets
During Financial Years 2005 and 2006, the Group securitised mortgage loans to Special Purpose Entities (SPEs). Under AIFRS these entities are consolidated. Under US GAAP the conditions to derecognise securitised loans include the provision that the transferor does not retain effective control over, or more than a trivial interest in, the transferred assets.
The Group meets the requirements of US GAAP not to consolidate the SPEs. Note 1 (ii), Asset Securitisation, outlines the accounting treatment under AIFRS. Under US GAAP reporting as required by SFAS 140 the SPEs used by the Bank for Asset Securitisation have been deemed Qualifying Special Purpose Entities (“QSPEs”). As a result the SPEs used by the Bank for Asset Securitisation that qualify as QSPEs as at 30 June 2006 have been deconsolidated resulting in assets decreasing by $12,497 million net of $47 million of retained income units (2005: $10,961 million).
The Bank has retained a portion of income from loans securitised during the period through the holding of income units in deconsolidated SPEs. The Bank initially recognises these retained interests at fair value based on the discounted cash flows expected to be received and subsequently amortises them over the expected life of the underlying mortgages loans.
The key assumptions used in measuring the fair value of retained interests at the time of securitisation are as follows:

2006
$M

Discount rate	5.75%
Payment rate (1)	27%
7 yrs

(1)	Cumulative Prepayment Rate (‘CPR’) which represents an estimate of the principal repaid on an annual basis.
The outstanding balance of securitised loans at 30 June 2006 was $12,560 million net of $47 million of retained income units (2005: $10,818 million). No credit losses were incurred by the Group in relation to these securitised loans during Financial Years 2005 and 2006. The credit risk in respect of these loans is fully covered through mortgage insurance.
Commonwealth Bank of Australia Form 20-F 2006       271

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
Cashflows paid to CBA from the QSPEs were:

	2006	2005
	$M	$M

Servicing fee	21	20
Management fee	4	2
Excess servicing fee	50	30
Proceeds from sale of mortgage loans	5,464	5,989
Interest rate swaps	18	14

Total cash receipts	5,557	6,055

(r) Derivative Instruments and Hedging Activities
SFAS 133: Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 and subsequently, amended by SFAS 138 and SFAS 149. The statements require all derivatives to be recorded on the Balance Sheet at their fair value. The treatment of the change in the fair value of derivatives is recorded in Net Income or Other Comprehensive Income depending on the classification of the derivative transaction. Note 43, Market Risk outlines the Group’s market risk policy specifying the purpose of derivative activity and the risks being hedged. Note 1 (ff), Derivative financial instruments, outlines the accounting recognition of derivatives under AIFRS, with disclosure set out in Note 11, Derivatives.
Under US GAAP, derivative hedges of financial instruments of the Group, that are highly effective, qualify for hedge accounting and have been classified as fair value hedges or cash flow hedges.
Certain of the Group’s derivative instruments that are classified as hedges under AIFRS do not meet the required specific hedge criteria set out in SFAS 133 and have been measured at their fair value for US GAAP purposes. Changes in fair value of these derivatives have been recognised in Net Income, and as assets or liabilities in the Balance Sheet.
For fair value hedges, the change in the fair value of the derivative hedge offsets the change in the fair value of the financial instrument being hedged. Under US GAAP the gain or loss on the derivative and the offsetting loss or gain in the fair value of the financial instrument being hedged, are recognised immediately in Net Income in the same accounting period. The change in fair value of the derivative hedge is recognised as an asset or liability on the Balance Sheet. The change in the fair value of the financial instrument being hedged is recognised as part of the carrying value of the financial instrument. The risk characteristics of the financial instrument being hedged are mirrored under the hedge, and effectiveness is evaluated on a retrospective and prospective basis. The ineffective portions of fair value hedges for US GAAP purposes are included in the reconciling item in this Note – adjustment to derivative and hedge accounting.
The Group also has cash flow hedges that qualify for US GAAP hedge accounting. A valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognised initially in Other Comprehensive Income within the cash flow hedge reserve. Amounts from the cash flow hedge reserve are transferred to Net Income when the cash flows on the hedged item are recognised in Net Income. Gains and losses resulting from cash flow hedge ineffectiveness are recorded in Net Income.
This represents the amount by which changes in the cash flows of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item.
If for reasons other than the derecognition of the hedged item, cash flow hedge accounting ceases, the cumulative gains or losses are amortised to Net Income over the remaining term of the original hedge. Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in Net Income.
All other derivatives of the Group are held for trading purposes and are recorded at fair value with changes in fair value recognised immediately in Net Income.
SFAS 133, 138 and 149 have been fully applied for the relevant Financial Years. Application of these statements decreased US GAAP Net Income by $2,114 million (2005: increase of $490 million), primarily due to the increase in global interest rates during the period and decreased Other Comprehensive Income by $43 million (2005: $1 million). Balance Sheet derivative assets and underlying assets and derivative and other liabilities decreased by $42 million (2005: $926 million) and increased by $1,490 million (2005: decreased by $628 million) respectively.
(s) Collateral on Transfer of Assets
The Group conducts collateral arrangements with counterparties covering a range of specified transactions. Collateral arrangements are activated upon predetermined thresholds being exceeded. A range of specified assets may be received or provided as collateral.
As at 30 June 2006 securities with fair value of $2,646 million were received as collateral (2005: $4,204 million(1)). In addition, securities to the value of $2,883 million were provided as collateral as at 30 June 2006 (2005: $3,197 million(1)).
(t) Credit Risk Related Instruments
The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These have been disclosed in Note 42 as Off-Balance Sheet items. Under US GAAP, FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, effective 1 January 2003, requires that the fair value of these liabilities be recognised in the Financial Statements. This is consistent with AIFRS, which also requires recognition of the fair value of these liabilities (2006: $32.7 million; 2005: $13.9 million) and as such, no adjustment is required.
The ageing of guarantees and standby letters of credit is presented below:

		Standby Letters
	Guarantees	of Credit
	$M	$M

Less than 1 year	2,585	214
1 – 3 years	2	23
3 – 5 years	—	35
Over 5 years	5	70

Total	2,592	342

Collateral received to support these guarantees and standby letters of credit was adequate.
(1) Comparative restated consistent with current period.
272      Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(u) Variable Interest Entities
The Group has applied Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003), (“FIN46-R”) from 1 July 2004 to all Variable Interest Entities. FIN 46-R created the Variable Interest Entity (“VIE”) concept and defines a VIE to include an entity which has insufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In addition the VIE concept includes entities which have voting rights disproportionate to their economic interests and where the activities of the entity are conducted on behalf of investors with disproportionately small or no voting rights. Where an entity is a VIE, the FIN 46-R consolidation model must be applied. Under US GAAP, a VIE is consolidated where the Group is deemed to be the primary beneficiary, i.e. when it is expected to absorb a majority of the VIE’s expected losses, expected residual returns, or both. When the Group is not the primary beneficiary the VIE is deconsolidated. The Group has a number of Qualifying Special Purpose Entities which are excluded from the scope of FIN 46-R and have been addressed in Note 51 (q).
As a result of the application of FIN 46-R, as at 30 June 2006, the deconsolidation of 5 VIEs resulted in liabilities increasing by nil (2005: $1,483 million), and Shareholders’ Equity decreasing by nil (2005: $1,483 million), with a decrease in income of nil (2005: $76 million).
The following table outlines the details of the VIEs in which the Bank is the primary beneficiary and does not hold the majority of voting rights:

Nature, purpose and activities of VIEs	Total Assets $M	Consolidated assets that are collateral for the VIEs’ obligations	Amounts $M

Asset backed finance (1)	512	Debt securities	512
Securitisation (2)	4,708	Loan receivables, debt securities, derivative assets and cash	4,708
Financing and investment (3)	603	Loan receivables, debt securities, derivative assets	603

Total	5,823	Total	5,823

(1)	Asset backed finance programs — The Group utilises VIEs under master series agreements to assist customers’ financing needs through providing customer access to capital markets. Certain of these programs are deemed to be controlled by the Group and are consolidated within the Group.

(2)	Securitisation of assets — The Group conducts Loan Securitisations by packaging loans and issuing securities to investors through special purpose entities.

(3)	Financing and investment activities — The Group utilises VIEs and may transact with VIEs as part of its financing and investment activities. All transactions involving VIEs are conducted on an arms length basis and may involve financing the VIE, transacting derivatives, or acquiring third party assets.
The creditors or beneficial interest holders of VIEs in which the Group is the primary beneficiary do not have any recourse to general credit of the Group.
The following table outlines the details of the VIEs in which the Bank holds a significant variable interest, however, is not the primary beneficiary and so does not consolidate:

		Total Assets of	Maximum CBA Group
		the VIE	Exposure to Loss
Nature, purpose and activities of VIEs	Nature of involvement with entity	$M	$M

Financing and investment (1)	CBA holds equity and provides funding	64	22

(1)	Financing and investment activities — The Group utilises VIEs and may transact with VIEs as part of its financing and investment activities. All transactions involving VIEs are conducted on an arms length basis and may involve financing the VIE, transacting derivatives, or acquiring third party assets.
Commonwealth Bank of Australia Form 20-F 2006       273

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
Entities which are Deconsolidated for US GAAP purposes
In certain cases, an entity consolidated under AIFRS is not consolidated under FIN 46-R. Under AIFRS, the Group consolidates several entities that have issued preferred securities which are deconsolidated for US GAAP purposes. This results in different instruments being deemed external to the Group when assessing the Group’s capital raising structures.
Significant Capital Raisings impacted under US GAAP
PERLS II
On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited, as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”). These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The Securities qualify as Tier One capital of the Bank.
The PERLS II Trust is a VIE under FIN 46-R, however the Group is not considered to be the Primary Beneficiary under FIN 46-R. As a result the trust has been deconsolidated for US GAAP purposes.
The assets of the trust are Convertible Notes issued by the New Zealand branch of the Commonwealth Bank. The Convertible Notes have been classified as loan capital of the Group.
Trust Preferred Securities (2003)
On 6 August 2003 a wholly owned entity of the Bank issued USD550 million (AUD832 million) of perpetual non-call 12 year trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The Group issued these Trust Preferred Securities out of special purpose entities that are deemed to be VIEs and not controlled by the Group. The external funding instruments under US GAAP are mandatorily convertible notes that continue to be classified as loan capital.
PERLS III
On 7 April 2006, a wholly owned entity of the Bank (Preferred Capital Limited) issued $1,166 million of Perpetual Exchangeable Repurchaseable Listed Shares (PERLS III). Preferred Capital Limited is a VIE, however the Group is not considered to be the Primary Beneficiary. The external funding instruments under US GAAP are convertible notes issued by the New Zealand Branch of Commonwealth Bank. The convertible notes have been classified as loan capital of the Group.
Trust Preferred Securities (2006)
On 15 March 2006, the Bank issued USD700 million (AUD947 million) of perpetual non-call 10 year trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate distribution of 6.024% per annum payable semi-annually. The Group issued these Trust Preferred Securities out of a special purpose entity that is a VIE, however the Group is not considered to be the Primary Beneficiary. The external funding instrument under US GAAP is an equity instrument that includes the same components as the AIFRS Trust Preferred Securities.
274       Commonwealth Bank of Australia Form 20-F 2006

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(v) Software Amortisation
For AIFRS purposes, the criteria for information technology software capitalisation has been amended from 1 July 2003, such that only computer software projects costing $10 million or more and which will deliver identifiable and sustainable customer value and an increase in returns in a significant line of business are being capitalised. This change has been applied retrospectively and resulted in the expensing of $219 million in the Financial Year 2004 of previously capitalised software. For US GAAP purposes, this change cannot be retrospectively applied and has been reversed. The related software amortisation charge for the Financial Year 2006 under US GAAP is $59 million (2005: $76 million).
The reversal of the current year expensed software increased assets and income by $56 million (2005: $65 million). The combined impact of amortising the prior year software and capitalizing the current year software is a decrease in Net Income of $3 million (2005: $11 million).
(w) Colonial Acquisition
Purchase GAAP accounting has been applied in the acquisition of Colonial (13 June 2000).

2001
$M

Cost of acquisition	9,120
Less 351,409,450 new Commonwealth Bank shares @ $26.39 (1)	(9,274)
Add 351,409,450 shares @ $23.47 (2)	8,248

Revised cost of acquisition under US GAAP	8,094

Fair Value of net tangible assets acquired:
Net tangible assets under AIFRS	910
Pension fund surplus	243
Differences in life insurance policyholder liabilities	(559)
Differences in deferred taxes	76

Net tangible assets under US GAAP	670

Intangible Assets on acquisition under US GAAP	7,424

Intangible assets acquired on Colonial Acquisition:
Identifiable intangible assets (3)	1,917
Goodwill (unidentifiable intangible assets) (4)	5,507

7,424

(1)	Price calculated under AIFRS based on the weighted average share price on the acquisition date, 13 June 2000.

(2)	Under US GAAP price calculated as weighted average closing price for the two days either side of the announcement date (10 March 2000). Non trading days were excluded from the calculation. Value of equity issued for Colonial acquisition under US GAAP accounting is reduced by $1,026 million.

(3)	Includes Colonial State Bank Core Deposits ($149 million) which is to be amortised on a straightline basis over 8 years and Value of Business Acquired (VOBA) net of associated deferred tax liability $1,530 million (refer Note 51 (j) for amortisation details). The carrying value of the core deposits at 30 June 2006 is $37 million, net of amortisation.

(4)	Goodwill on acquisition under US GAAP includes the excess of net market value over net assets of life insurance controlled entities.
(x) Sale of the Hong Kong insurance business
The group completed the sale of its life insurance and financial planning business in Hong Kong on 18 October 2005. Due to differences under US GAAP in the calculation of insurance policyholder liabilities, VOBA and DAC, the US GAAP net assets of the Hong Kong insurance business were lower than the under AIFRS at the date of disposal. In addition, cumulative foreign currency movements recognised within the FCTR for US GAAP reporting purposes were significantly different compared with AIFRS, due to the AIFRS transitional adjustment which reset the FCTR at 1 July 2004 to zero. On disposal of the Hong Kong insurance business, all FCTR assets are recycled to Net Income as part of the calculation of the gain on disposal. This resulted in a net increase in the profit on disposal of the Hong Kong insurance business of $49 million on a US GAAP basis.
Commonwealth Bank of Australia Form 20-F 2006       275

Notes to the Financial Statements
Note 51 Differences between Australian and United States Accounting Principles (continued)
(y) Loan Origination Costs
Under US GAAP, certain loan origination costs must be capitalised and amortised in addition to those capitalised under AIFRS. The additional costs relate to the portion of staff expenses that can be attributed to successful loan origination activities of the Group. For Financial Year 2006 this resulted in an increase to Net Income of $7 million (before tax) and an increase to Shareholders’ Equity of $236 million (before tax).
(z) Newly Issued Statements of the Financial Accounting Standards Board
FASB Statement No. 154, Accounting Changes and Error Corrections
Statement No. 154 changes the accounting for, and reporting of, a change in accounting principle, and is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Group will adopt this statement on 1 July 2006. It is not expected to have any material impact.
FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities
Statement No. 155 will amend Statements No. 133 and 140 to allow an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host instrument, if the holder irrevocably elects to account for the entire instrument on a fair value basis. Subsequent changes in fair value would be recognised in earnings. This statement is effective for financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. The Group will adopt this statement on 1 July 2007. The Group has not yet evaluated the extent to which this fair value election is likely to be made in the future.
FASB Statement No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities
Statement No. 156 amends Statement No. 140 to address the recognition and measurement of separately recognised servicing assets and liabilities and to simplify efforts to obtain hedge-like (offset) accounting. This statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. The Group will adopt this statement on 1 July 2007, and expects its impact will not be material.
FASB Statement No. 157, Fair Value Measurements
Statement No. 157 establishes a definition of fair value, sets out a market based framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement introduces a three level fair value hierarchy, based on reliability of inputs to valuation techniques used to determine fair values. The definitions of fair value, market based framework, the three level hierarchy and measurement guidance, are consistent with IFRS in all material respects, and so the statement is not expected to have any material impact. This statement requires certain new disclosures, in particular for assets and liabilities measured using valuation techniques which are significantly dependent on assumptions or estimates not corroborated by market data. The impact of the new disclosures is expected to be limited. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group will adopt this statement on 1 July 2008.
FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R)
This statement requires public companies to recognise on-balance sheet the funded status of defined-benefit postretirement plans from fiscal years ending after December 15, 2006, and requires plan assets and liabilities to be measured as of the balance sheet date from fiscal years ending after December 15, 2008.
The Group already measures plan assets and liabilities of its major defined benefit plans at the balance sheet date. It is expected that under this statement, actuarial gains/losses of its defined benefit postretirement plans previously not recognised under the “corridor” approach within its US GAAP financial statements, will be recognised within “Other Comprehensive Income”. Under AIFRS, the Group has selected direct recognition of actuarial gains/losses of defined benefit postretirement plans in Retained Earnings. Consequently it is expected that implementation of this statement will align the Group’s recognition of defined benefit post-retirement plans within its US GAAP financial statements to that recognised under AIFRS. The Group expects to adopt the recognition requirements of this statement at the earliest opportunity.
FASB Interpretation FIN 48 Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109
FIN 48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions. This interpretation is effective for fiscal years commencing after December 15, 2006. The Group has not yet evaluated the effect that the adoption of FIN 48 will have on its financial position and results.
(aa) Newly issued Standards of the Australian Accounting Standards Board
AASB 7 Financial Instruments: Disclosures
This new standard is a disclosure standard and does not impact financial position or performance, as it does not change the recognition and measurement of financial instruments. The new standard will require entities to make enhanced disclosures about the significance of financial instruments for their financial position and performance, and quantitative and qualitative risk disclosures for all major categories of financial instruments in their Financial Statements. The Group will adopt the standard on 1 July 2007.
276       Commonwealth Bank of Australia Form 20-F 2006

Independent audit report to the members of Commonwealth Bank of Australia
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Commonwealth Bank of Australia

We have audited the accompanying consolidated balance sheet of Commonwealth Bank of Australia (the “Bank”) and its controlled entities (the “Group”) and the unconsolidated balance sheet of the Bank as of June 30, 2006 and 2005, and the related consolidated and unconsolidated income statement, statement of recognised income and expense, and cash flows for each of the two years in the period ended June 30, 2006. These financial statements are the responsibility of the Group’s and the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Australian Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform the audit of the Group’s or the Bank’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s or the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Bank of Australia and its controlled entities and the unconsolidated financial position of the Commonwealth Bank of Australia at June 30, 2006 and 2005 and, the consolidated and unconsolidated results of their operations and cash flows for each of the two years ended June 30, 2006 and 2005, in conformity with Australian Accounting Standards.
Australian Accounting Standards vary in certain significant respects from U.S. Generally Accepted Accounting Principles. Information relating to the nature and effect of such differences is presented in Note 51 to the consolidated financial statements.

/s/ Ernst & Young	/s/ S J Ferguson

Ernst & Young	S J Ferguson
Sydney	Partner

Date: 8 November 2006
Commonwealth Bank of Australia Form 20-F 2006       277

Shareholding Information
Top 20 Holders of Fully Paid Ordinary Shares as at 31 October 2006

Rank	Name of Holder	Number of Shares	%

1	J P Morgan Nominees Australia Limited	114,468,139	8.87
2	National Nominees Limited	109,753,253	8.51
3	Westpac Custodian Nominees Ltd	80,031,765	6.20
4	Citicorp Nominees Pty Limited	73,152,750	5.67
5	ANZ Nominees Limited	32,878,780	2.55
6	RBC Dexia Investor Services Australia Nominees Pty Limited	32,854,619	2.55
7	Cogent Nominees Pty Limited	21,519,957	1.67
8	Queensland Investment Corporation	17,507,909	1.36
9	HSBC Custody Nominees (Australia) Limited	9,590,822	0.74
10	Australian Foundation Investment Company Limited	8,095,245	0.63
11	AMP Life Limited	7,937,039	0.62
12	Bond Street Custodians Limited	6,726,082	0.52
13	Invia Custodian Pty Limited	6,063,507	0.47
14	UBS Wealth Management Australia Nominees Pty Ltd	5,094,807	0.39
15	Westpac Financial Services Ltd	5,030,087	0.39
16	UBS Nominees Pty Ltd	3,080,391	0.24
17	Australian Reward Investment Alliance	3,019,035	0.23
18	IAG Nominees Pty Limited	2,743,344	0.21
19	Suncorp Custodian Services Pty Ltd	2,625,140	0.20
20	Victorian Workcover Authority	2,619,716	0.20

The top 20 shareholders hold 544,792,387 shares which is equal to 42.23% of the total shares on issue
The Bank is unaware of the existence of any shareholder who beneficially owns 5% or more of any class of the Bank’s voting securities
Stock Exchange Listing
The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.
Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market buyback of its shares.
Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 31 October 2006

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	526,135	75.14	181,012,938	14.03
1,001 – 5,000	153,989	21.99	313,332,184	24.29
5,001 – 10,000	14,060	2.01	96,556,083	7.49
10,001 – 100,000	5,794	0.83	110,405,651	8.56
100,001 and over	271	0.04	588,661,006	45.63

Total	700,249	100.00	1,289,967,862	100.00

Less than marketable parcel of $500	12,405		55,259

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
If a member is present in person and votes on a resolution, any proxy or attorney of that member is not entitled to vote.
If more than one official representative or attorney is present for a member:
•	none of them is entitled to vote on a show of hands; and
•	on a poll only one official representative may exercise the member’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member’s voting rights, not exceeding in aggregate 100%.
If a member appoints two proxies and both are present at the meeting:
•	if the appointment does not specify the proportion or number of the member’s votes each proxy may exercise, then on a poll each proxy may exercise one half of the member’s votes;
•	neither proxy shall be entitled to vote on a show of hands; and

•	on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.
278     Commonwealth Bank of Australia Form 20-F 2006

Shareholding Information
Top 20 Holders of Preferred Exchangeable Resettable Listed Securities II (“PERLS II”) as at 31 October 2006

Rank	Name of Holder	Number of Units	%

1	J P Morgan Nominees Australia Limited	269,378	7.18
2	National Nominees Limited	181,515	4.84
3	Citigroup Nominees Pty Limited	125,679	3.35
4	UBS Nominees Pty Ltd	119,070	3.18
5	UBS Warburg Private Clients Nominees Pty Ltd	92,155	2.46
6	Questor Financial Services Limited	72,667	1.94
7	RBC Dexia Investor Services Australia Nominees Pty Limited	66,098	1.76
8	Invia Custodian Pty Limited	50,455	1.35
9	Westpac Custodian Nominees Limited	50,000	1.33
10	Bond Street Custodians Limited	39,607	1.06
11	ANZ Nominees Limited	29,162	0.78
12	The Australian National University Investment Section	25,000	0.67
13	Gordon Merchant No 2 Pty Ltd	24,440	0.65
14	Cogent Nominees Pty Limited	19,581	0.52
15	Cryton Investments No 9 Pty Ltd	17,600	0.47
16	Tynong Pastoral Co Pty Ltd	17,450	0.47
17	Clycut Pty Ltd	15,974	0.43
18	Israelite House of David	15,000	0.40
18	Lutovi Investments Pty Limited	15,000	0.40
20	Perpetual Trustee Company	13,446	0.36

The top 20 PERLS II unitholders hold 1,259,277 units which is equal to 33.58% of the total units on issue. More than 20 PERLS unitholders are disclosed in the above table due to a number of unitholders having the same number of PERLS II.
Stock Exchange Listing
PERLS II are units in a registered managed investment scheme of which Commonwealth Managed Investments Limited is the responsible entity and are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Units (PERLS II): 31 October 2006

	Number of	Percentage	Number of	Percentage
Range	Unitholders	Unitholders	Units	Issued Units

1 – 1,000	9,427	96.09	1,566,394	41.77
1,001 – 5,000	317	3.23	696,276	18.57
5,001 – 10,000	40	0.41	296,616	7.91
10,001 – 100,000	23	0.23	495,072	13.20
100,001 and over	4	0.04	695,642	18.55

Total	9,811	100.00	3,750,000	100.00

Less than marketable parcel of $500	2		3

Voting Rights
PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the Bank’s ordinary shares are set out on page 278 and Article 3.2.7 of the Bank’s Constitution.
The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.
The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:
•	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;
•	On a proposal to reduce the Bank’s share capital;
•	On a resolution to approve the terms of a buy-back agreement;
•	On a proposal that affects rights attached to Commonwealth Bank PERLS;
•	On a proposal to wind up the Bank;
•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;
•	During the winding up of the Bank; or
•	As otherwise required under the Listing Rules from time to time, in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each unit as those conferred on ordinary shareholders in respect of each ordinary share.
At a general meeting of the Bank, holders are entitled:
•	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and
•	On a poll, to one vote for each unit.
Commonwealth Bank of Australia Form 20-F 2006     279

Shareholding Information
Top 20 Holders of Preferred Exchangeable Resettable Listed Securities III (“PERLS III”) as at 31 October 2006

Rank	Name of Holder	Number of Shares	%

1	AMP Life Limited	375,000	6.43
2	RBC Dexia Investor Services Australia Nominees Pty Limited	155,742	2.67
3	UBS Wealth Management Australia Nominees Pty Ltd	146,040	2.5
4	Cogent Nominees Pty Limited	140,476	2.41
5	Bond Street Custodians Limited	86,603	1.48
6	ANZ Executors & Trustee Company Limited	76,680	1.31
7	Goldman Sachs JB Were Pty Ltd	75,000	1.29
8	J P Morgan Nominees Australia Limited	71,693	1.23
9	Mr Walter Lawton + Mrs Jan Rynette Lawton	60,000	1.03
10	Invia Custodian Pty Limited	51,601	0.88
11	The Australian National University Investment Section	51,282	0.88
12	Mr Reginald Surtees Geary	50,000	0.86
13	Catholic Education Office	49,750	0.85
14	National Nominees Limited	42,885	0.74
15	Citicorp Nominees Pty Limited	40,080	0.69
16	Questor Financial Services Limited	36,258	0.62
17	Equity Trustees Limited	35,339	0.61
18	Truckmate (Australia) Pty Ltd	35,000	0.60
19	Kerlon Pty Ltd	30,000	0.51
20	Australian Executor Trustees Limited	27,500	0.47

The top 20 PERLS III shareholders hold 1,636,929 shares which is equal to 28.07% of the total shares on issue
Stock Exchange Listing
PERLS III are preference shares issued by Preferred Capital Limited (a wholly-owned subsidiary of the Bank) and are listed on the Australian Stock Exchange under the trade symbol PCAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS III): 31 October 2006

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	15645	96.34	2,488,624	42.67
1,001 – 5,000	501	3.09	1,081,870	18.55
5,001 – 10,000	44	0.27	338,485	5.80
10,001 – 100,000	45	0.28	1,106,044	18.96
100,001 and over	4	0.02	817,258	14.01

Total	16,239	100.00	5,832,281	100.00

Less than marketable parcel of $500	16		31

Voting Rights
PERLS III do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 278 and 279 respectively for the Bank’s ordinary shares and preference shares.
Trust Preferred Securities
550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.
700,000 Trust Preferred Securities were issued on 15 March 2006. Cede & Co is registered as the sole holder of these securities.
The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 278 and 279 respectively for the Bank’s ordinary shares and preference shares.
280     Commonwealth Bank of Australia Form 20-F 2006

Shareholding Information
Listing
The Bank’s Ordinary Shares are listed on the ASX. Trading of the Ordinary Shares on the ASX commenced on 9 September 1991.
The table below sets forth, for the financial periods indicated, high and low closing prices and average daily trading volumes for the Ordinary Shares as reported by the ASX.

			Average Daily Trading Volume
Period	High Closing Price	Low Closing Price	(Number of Shares)

Ordinary Shares
1998	19.49	14.70	1,726,916
1999	28.69	18.50	1,731,082
2000	27.95	22.54	2,136,170
2001	34.15	26.25	2,892,307
2002	34.76	25.14	3,566,592
2003	32.36	23.20	3,995,429
2004	33.51	27.14	3,342,791
2005
First Quarter	32.85	28.87	3,779,385
Second Quarter	32.19	30.20	2,905,462
Third Quarter	37.09	32.06	3,866,186
Fourth Quarter	38.38	35.09	2,955,691
2006
First Quarter	39.48	36.62	3,728,382
Second Quarter	42.00	37.00	3,176,529
Third Quarter	44.86	40.15	3,222,373
Fourth Quarter	47.41	43.18	2,785,030
April
May
June	44.98	41.00	3,615,613
July	45.70	42.98	2,979,067
August	46.98	44.26	3,510,976
September	46.80	44.30	2,710,340
October	48.16	45.60	2,416,485

On 31 October 2006, the last sale price of the Ordinary Shares as reported on the ASX was $47.70 per Share. The Bank’s total market capitalisation was $61,531,467,017 as at that date.
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
On 31 October 2006, there were, 711 shareholders with addresses in the United States holding 502,186 Ordinary Shares, 2 shareholders with declared addresses in the United States Minor Outlying Islands domicile holding 1,564 Ordinary Shares and 1 holder (a nominee company) of ADRs within the United States holding 360,026 ADRs representing 1,080,078 Ordinary Shares. In addition, there are a number of United States shareholders who hold beneficial ownership in Ordinary Shares through nominee companies located outside the United States.
Commonwealth Bank of Australia Form 20-F 2006     281

Shareholding Information
Directors and Senior Management
The business of the Bank is managed by a Board of Directors presently consisting of 11 Directors who, except for the Chief Executive Officer, are elected on a rotating basis. At each annual general meeting of the Bank’s shareholders, one-third of the Directors, excluding the Chief Executive Officer, retire and are eligible for re election. The Board of Directors oversees the Bank’s operation both directly and through its committees. The members of the Board of Directors and executives who are members of the Senior Executive Committee as at 30 June 2006 are as follows:
Board of Directors

Name	Age	Position	Director Since

J M Schubert	63	Chairman	1991
R J Norris, DCNZM	57	Chief Executive Officer	2005
R J Clairs, AO	68	Director	1999
A B Daniels, OAM (1)	79	Director	2000
C R Galbraith, AM	58	Director	2000
W G Kent, AO	70	Director	2000
F D Ryan	63	Director	2000
F J Swan	65	Director	1997
B K Ward (1)	52	Director	1994
S C Kay	44	Director	2003

(1)	Retired at the Bank’s Annual General Meeting on 3 November 2006.
Senior Management
The Senior Management of the Bank detailed below are the Group Executives of each of the Bank’s divisions.
Michael Cameron
Group Executive, Retail Banking Services
Mr Cameron leads the Retail Banking Services (RBS) business. RBS is the Bank’s largest business division focused on meeting the financial needs of personal customers seeking accessible and affordable banking and financial services.
Prior to this role, he was Chief Financial Officer and Group Executive, Financial and Risk Management (FRM) having joined the Bank as Deputy Chief Financial Officer in November 2002.
Previously Mr Cameron was Chief Operating Officer, Wealth Management business, National Australia Bank. Prior to this he was employed for over ten years with Lend Lease and MLC and has also worked at Barclays Bank and TNT Australia. He is a Fellow of the Australian Institute of Chartered Accountants, a Fellow of CPA Australia, and a Fellow of the Australian Institute of Company Directors.
Mr Cameron holds a Bachelor of Business Degree. Age 46.
Barbara Chapman
Group Executive, Marketing and Communications
Ms Chapman joined the Commonwealth Bank as Group Executive, Marketing and Communications in July 2006.
She started her career with the Group in 1994 as Chief Manager Marketing in the Commonwealth Bank’s New Zealand subsidiary, ASB, and was internally promoted to a newly created role of General Manager Marketing and Human Resources in 2000. In 2001 Ms Chapman assumed the role of Head of Retail Banking and Marketing for ASB, and was responsible for the Bank’s sales and service strategy, personal banking performance, marketing, branding, sponsorship and PR.
She was New Zealand’s inaugural “Marketer of the Year” and has received numerous awards for innovative and effective marketing throughout her career.
In 2004 Ms Chapman moved into the role of Managing Director and Chief Executive Officer of Sovereign Assurance, the Group’s New Zealand Life Insurance business, where she was responsible for the overall performance of that entity.
Ms Chapman holds a Bachelor of Commerce degree. Age 46.
David Craig
Chief Financial Officer
Mr Craig is the Group Executive for Financial and Risk Management which includes responsibility for the overall financial and risk management frameworks of the Bank incorporating the areas of finance, risk management, audit, security, procurement and investor relations. Mr Craig joined the Group on 11 September 2006.
David has over 30 years of experience in financial management, strategy, mergers and acquisitions. Prior to joining the Bank, David was the Chief Financial Officer for Australand where he was responsible for leading the finance, treasury, IT and investor relations functions.
David’s professional qualifications include, Bachelor of Economics, a Fellow of The Institute of Chartered Accountants in Australia. He is a Member of the Australian Institute of Company Directors and a Member of the Finance and Treasury Association. Age 52
Les Cupper, retired 3 November 2006
Group Executive, People Services
Les Cupper joined the Commonwealth Bank in 1996. He heads People Services and is responsible for the Bank’s human resource policies and systems.
Prior to joining the Bank, Mr Cupper held a number of senior human resource and line management roles with CRA Ltd for 12 years.
Previous to these roles, Mr Cupper held academic appointments in universities in Australia, the UK and USA. He has an Honours degree in Economics and Politics and a Masters in Economics (Industrial Law) and Graduate Diploma in Education from Monash University. Age 57.
282     Commonwealth Bank of Australia Form 20-F 2006

Shareholding Information
Stuart Grimshaw
Group Executive, Premium Business Services
Mr Grimshaw leads the Premium Business Services (PBS) division. PBS manages the Bank’s Institutional, Corporate, Business and high net worth personal client relationships. It also undertakes financial markets activities in foreign exchange, debt and derivatives.
Mr Grimshaw joined the Bank as Group Executive Financial and Risk Management (FRM) in January 2002 and was appointed Group Executive Wealth Management (WM) in March 2003.
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
He has a Bachelor of Commerce & Administration from Victoria University (N.Z.) and a Masters of Business Administration from Melbourne University. He also completed the PMD Course at Harvard University. Age 45.
Hugh Harley
Group Executive, Group Strategic Development
Mr Harley leads the Group Strategic Development division and his role includes responsibility for the Group’s strategy and mergers and acquisitions. Prior to this Mr Harley was Group Executive, Retail Banking Services from 2002 to 2006.
Mr Harley joined the Commonwealth Bank as a graduate in 1987 and has extensive experience across domestic banking, including business banking, personal banking, institutional banking, bank merger integration, economics, and strategy. Mr Harley was a Director of ASB Bank New Zealand (2000-2001) and Director of Asia-Pacific Regional Board of Mastercard (2003-2006).
Mr Harley holds a Master of Philosophy in Economics with distinction from the University of Cambridge; LL.B (Hons II) and B.Ec (Hons I) from the University of Sydney. He has also taught economics at the University of Sydney. He is a Senior Fellow of the Financial Services Institute of Australasia. Age 44.
Michael Harte
Group Executive, Enterprise IT and Chief Information Officer
Michael Harte joined the Bank in April 2006 as Group Executive, Enterprise IT. In this role, he leads group-wide development of all information technology strategy and the implementation of the enterprise IT re-organisation. Technology & Operational Excellence is one of the Bank’s four strategic priorities.
Prior to joining the Bank, Michael was Executive Vice President and Chief Information Officer for PNC Financial Services, one of the world’s largest investment fund administrators.
Michael was educated in New Zealand, Europe and the United States. He holds a Bachelor of Business Degree and a Diploma in Business. His post-graduate studies include Economics and a Master of Science in Systems with distinction from New York University.
He is currently also working with the Centre for Information Systems at the Massachusetts Institute of Technology (MIT) on open systems and competitive advantage. Age 40.
Garry Mackrell
Group Executive, International Financial Services
Garry joined the Group in 1973. Prior to his appointment as Group Executive of International Financial Service in September 2001, he held senior positions within the Bank encompassing strategic planning, industry policy, mergers and acquisitions, investments and institutional planning. Garry was also responsible for establishing regional treasury operations in New York and Los Angeles in the 1980s.
In his role as Group Executive, Garry is a Board member/chairman of a number of offshore and domestic subsidiary companies of the Group.
Garry has a Bachelor of Science, a Bachelor of Economics (Hons) and a Master of Commerce degree. Age 56.
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
He holds a Bachelor of Arts and a Bachelor of Laws from the University of Sydney and a Master of Laws from London University. Age 52.
Grahame Petersen
Group Executive, Wealth Management
Grahame Petersen was appointed Group Executive, Wealth Management in March 2006.
Prior to this, Mr Petersen held the role of Group Executive, Group Strategic Development since June 2004.
Mr Petersen has 26 years experience in the finance industry, commencing as a graduate with the Rural Bank of NSW in 1980 and subsequently working with the State Bank of NSW and Colonial Limited.
He has held senior management roles in business banking, corporate banking, business recovery, retail banking and funds management.
His experience includes service and sales management, marketing, product management, strategy and change management. Age 47.
Mr Petersen has 25 years experience in the finance industry, commencing as a graduate with the Rural Bank of NSW in 1980 and subsequently working with the State Bank of NSW and Colonial Limited.
He has held senior management roles in business banking, corporate banking, business recovery, retail banking and funds management.
His experience includes service and sales management, marketing, product management, strategy and change management. Age 46.
Commonwealth Bank of Australia Form 20-F 2006     283

Shareholding Information
Loans to Senior Management
Loans are made to the Senior Management in the ordinary course of business of the Group and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.
The Bank believes that its loans to Senior Management do not involve more than normal risk of collectibility or present other unfavourable features.
Compensation
The aggregate compensation paid by the Bank during Financial Year 2006 to all directors and senior executive officers as a group (21 persons) was $32 million.
Australian executive officers are members of the Officers’ Superannuation Fund (OSF) or another complying superannuation fund. The OSF provides both defined benefit and accumulation style superannuation benefits.
The Group provides salary sacrifice superannuation benefits for selected employees, including executive officers. Salary sacrifice superannuation benefits accrued during Financial Year 2006 in respect of executive officers have been included in the above aggregate compensation.
With the exception of contributions relating to salary sacrifice benefits the Group ceased contributions to the OSF from 8 July 1994. Further, the Group ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997. Under Australian legislation for Financial Year 2006, the Group was required to provide minimum superannuation benefits for non-executive directors under age 70 equal to 9% of their cash remuneration. Benefits funded by the Group during Financial Year 2006 to meet this requirement amounted to $147,199.
The Group also provides defined benefits to non-executive directors in connection with their departure from office after three years of service in accordance with an arrangement approved by shareholders. This retirement plan has been closed and benefits frozen.
The Bank’s executive officers, (including the Chief Executive Officer), may be eligible to participate in the Equity Reward Plan (ERP) and the Equity Participation Plan (EPP). Executives who participate in the ERP or EPP are excluded from participating in the Employee Share Acquisition Plan (ESAP). Refer Employee Share Plans – Note 33 to the Financial Statements.
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
Currency of Presentation and Certain Definitions
The Bank publishes its consolidated Financial Statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘$’ or ‘A$’ are to Australian dollars. This Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.7423 = $1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on 30 June 2006.
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
Certain Definitions
The Bank’s Financial Year ends on 30 June. As used throughout this Annual Report, the Financial Year ended 30 June 2006 is referred to as Financial Year 2006, and other Financial Years are referred to in a corresponding manner.
‘Financial Statements’ means the Group’s audited Consolidated Balance Sheet as of 30 June 2005 and 2006 and Consolidated Income Statement, Statement of Cash Flows and Statement of Recognised Income and Expense for the periods ended 30 June 2005 and 30 June 2006, together with accompanying notes, which are included elsewhere in this Annual Report.
‘ACCC’ means Australian Competition and Consumer Commission.
‘AIFRS’ means the Australian equivalent to International Financial Reporting Standards (AIFRS) adopted by the Bank from 1 July 2005
‘APRA’ means the Australian Prudential Regulation Authority.
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
284     Commonwealth Bank of Australia Form 20-F 2006

Shareholding Information
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
Australian foreign exchange controls are implemented from time to time against proscribed countries, entities and persons. Certain transactions relating to supporters of the former government of the Federal Republic of Yugoslavia, ministers/ senior officials of the Government of Zimbabwe, and certain countries and persons associated with the Democratic People’s Republic of Korea are currently prohibited without the specific, prior approval of the Reserve Bank of Australia.
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
Taxation
This section describes the material Australian and United States federal income tax consequences of owning Ordinary Shares. It applies to you only if you hold your Ordinary Shares as capital assets for tax purposes. For purposes of this discussion, a ‘US Holder’ is any beneficial owner holding Ordinary Shares as a capital asset that is (i) a citizen or resident of the United States.
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
This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities,
•	a trader in securities that elects to use a mark to market method of accounting for securities holdings,
•	a tax-exempt organisation,
•	a life insurance company,
•	a person liable for alternative minimum tax,
•	a person that actually or constructively owns 10% or more of the voting stock of the Commonwealth Bank of Australia,
•	a person that holds Ordinary Shares as part of a straddle or a hedging or conversion transaction, or
•	a US Holder (as defined above) whose functional currency is not the U.S. dollar.
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
Commonwealth Bank of Australia Form 20-F 2006     285

Shareholding Information
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
Taxation of Dividends
Under the United States federal income tax laws, if you are a US holder, the gross amount of any dividend paid by the Commonwealth Bank of Australia out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Ordinary Shares generally will be qualified dividend income.
You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US Holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non taxable return of capital to the extent of your basis in the Ordinary Shares and thereafter as capital gain.
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
Taxation of Capital Gains
If you are a US Holder and you sell or otherwise dispose of your Ordinary Shares, you will recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your Ordinary Shares. The capital gain of a non-corporate US Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
286     Commonwealth Bank of Australia Form 20-F 2006

Additional Information
Item 10 – Additional Information
Share Capital
Constitution
The Company’s corporate organisation and conduct is governed by its Constitution (the Constitution), which was last amended on 5 November 2004.
(1) Company Objects and Purposes
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
(2) Directors Powers and Qualifications
(a)	Unless permitted by the Corporations Act, no director is permitted to vote or be counted in the quorum as a director in respect of any contract or arrangement in which the director has a material personal interest (article 11.8(g)). Subject to the ASX Listing Rules, this prohibition does not apply if the directors pass a resolution stating they are satisfied that the interest should not disqualify the director from considering or voting on the matter (article 11.8(h)). If a quorum of directors is not available to consider such a resolution then, subject to the Corporations Act, the prohibition can be relaxed or suspended by an ordinary resolution passed in a general meeting (section 195(4)).
(b)	Subject to the ASX Listing Rules, the non-executive directors’ remuneration is paid by way of fees in such proportion and manner as the directors determine, provided that the aggregate remuneration paid to non-executive directors must not exceed the amount approved from time to time in a general meeting. The directors may approve payment of special remuneration where a director, other than the managing director or an executive director, performs extra services or makes any special exertions for any business or purposes of the Company. In addition, the directors may also be paid an allowance for travelling and other expenses properly incurred by them in attending and returning from meetings or otherwise in connection with the exercise of their powers and the discharge of their duties or the business of the Company (article 11.6).
(c)	The directors may, from time to time, at their discretion, exercise all the powers of the Company to borrow or raise money or charge any property or business of the Company and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person (article 12.1(b)). Subject to the Corporations Act, this article could be changed by a special resolution, that is, a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution (section 136).
(d)	The Constitution does not contain any age limit requirement for the retirement of directors. Similarly, the Corporations Act does not contain any such requirement. The policy of the board of directors of the Company is that a director cannot stand for re-election after attaining the age of 70.
(e)	A director does not need to own shares in the Company as a qualification for office (article 11.3(b)).
(3) Rights, Preferences and Restrictions Attaching to Each Class of Shares
The Company has two classes of shares – ordinary shares and preference shares.
(a) (i)	The rights attached to ordinary shares include the right to dividends in the event that the directors declare a dividend or determine that a dividend is payable, and fix the amount and the time for payment (article 16.1(a)). All dividends declared or payable but unclaimed may be invested by the directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys (article 16.5(f)).
(ii)	Subject to the Constitution, the ordinary shareholders have the right to vote in person, by representative, attorney or proxy in a general meeting. On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll, each shareholder has one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up on the shares has to the total issue price of the shares at the date the poll is taken. For the purpose of determining voting entitlements at a general meeting, shares will be taken to be held by those persons recorded in the register of members at the time and the date determined by the directors under regulation 7.11.37 of the Australian Corporations Regulations 2001. One third of current directors (other than the managing director) must retire at each annual general meeting and may be re-elected by ordinary resolution and in accordance with the Constitution (articles 11.1(c) and 11.2(b)).
(b)	The general rights attached to the Company’s preference shares are set out in article 3.2 of the Constitution. The specific rights attached to any issue of preference shares will be set out in their terms of issue. The terms of issue may provide for preference shares to be perpetual and exchangeable into ordinary shares in certain circumstances. The Company may not issue shares ranking in priority to any preference shares on issue without prior approval of the holders of those preference shares. There is no right to vote at general meetings except in limited circumstances specified in article 3.2.7. The Trust Preferred Securities issued on 6 August 2003, as described on page 191, are exchangeable in certain circumstances for preference shares of the Company that will rank equally with the preference shares described above. The PERLS II and PERLS III securities issued by subsidiaries of the Company are exchangeable for ordinary shares or preference shares of the Company in the circumstances set out in their terms of issue.
(c)	Dividends are only payable out of the profits of the Company (Corporations Act section 254T).
(d)	In the event of a winding up, ordinary shares rank equally in the division of any surplus. The preference shares rank in priority to ordinary shares for payment of dividends and for a return of capital on a winding up of the Company. If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may determine how the division is to be carried out between the members or different classes of members (article 20).
Commonwealth Bank of Australia Form 20-F 2006     287

Additional Information
(e)	Shareholders cannot redeem ordinary shares. Preference shares may be redeemable by the Company in accordance with the terms of issue determined by the directors (article 3.2.6).
(f)	The directors may issue preference shares with such rights to dividends as set out in article 3.2.3 and as specified in the terms of issue, including a right to cumulative or non-cumulative dividends, and in either case with no additional dividend rights or with additional dividend rights in certain circumstances, or the directors may issue preference shares with no right to dividends. Preference shareholders are entitled to a dividend to be paid in priority to dividends on ordinary shares.
(g)	The holders of fully paid ordinary shares have no further liability to the Company in respect of those shares. Subject to the terms of issue, the holders of partly paid shares are liable to the Company once a call is made for the payment of the unpaid amount (article 4.1).
(h)	There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.
(4) Alteration of rights of shareholders
The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three - quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (article 2.4(a)).
(5) Meetings
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
(6) Limitations on the Right to Own Securities
(a)	The Constitution does not impose limitations on the right to own securities except those provisions relating to minimum holdings (known as unmarketable parcels). The Constitution also provides that the directors may decline to register any transfer of shares where this is permitted by the ASX Listing Rules (article 7.3(a)). Relevantly, the ASX Listing Rules allow the company to decline to register a transfer if the transfer may breach an Australian law and the ASX has agreed in writing to the non registration. The directors might also exercise their discretion to refuse to allot shares to a person where the allotment may breach an Australian law. Relevant Australian legislation which impacts on the right to own securities is described below.

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
288     Commonwealth Bank of Australia Form 20-F 2006

Additional Information
(7) Takeover Limitations
Not applicable.
(8) Disclosure of Share Ownership
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
(9) Changes in Share Capital
The Company may reduce its share capital (article 2.2) or buy back shares in accordance with the Australian Corporations Act.
Commonwealth Bank of Australia Form 20-F 2006     289

Appendix A – Financial Review (AGAAP) for Financial Years 2005, 2004, 2003 and 2002
     The Group has adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2006 and 2005 results appearing elsewhere in this Form 20-F have been calculated on an AIFRS basis. The 2005, 2004, 2003 and 2002 results included, referred to and incorporated by reference in this Appendix A are stated on a prior Australian GAAP basis (“AGAAP”). Information based on AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.
     In order to provide investors with a more complete understanding of the information presented in this Appendix A, the Bank incorporates by reference into this Appendix A the following portions of its Annual Report on Form 20-F for the fiscal year ended June 30, 2005 (File No. 001-02419), which it has filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended: pages 6-10, pages 16-52 and the Group’s audited consolidated Financial Statements (and accompanying notes) at and for the fiscal years ended June 30, 2005 and 2004. The Bank encourages all investors to refer to such information in connection with their review of this Appendix A.

	Year Ended 30 June
	Group
	2005	2004	2003	2002
Selected Consolidated Income Statement Data	(A$ millions, except where indicated)

Australian GAAP
Interest income	16,194	13,287	11,528	10,455
Interest expense	(10,228)	(7,877)	(6,502)	(5,745)
Net interest income	5,966	5,410	5,026	4,710
Charge for bad and doubtful debts	(322)	(276)	(305)	(449)
Non interest income	6,166	5,282	4,373	4,835
Operating expenses (incl Goodwill)	(6,172)	(6,573)	(5,873)	(5,524)
Appraisal value reduction (1)	—	—	(245)	—
Operating profit before income tax	5,638	3,843	2,976	3,572
Income tax expense attributable to operating profit	(1,637)	(1,262)	(958)	(916)
Operating profit after income tax	4,001	2,581	2,018	2,656
Outside equity interests	(10)	(9)	(6)	(1)
Net Income	3,991	2,572	2,012	2,655

Dividend declared ($)	1,434	1,315	1,066	1,913
Weighted average number of shares (basic) (M)	1,273	1,256	1,253	1,250
Earnings per share, basic (cents)	303.1	196.9	157.4	209.6
Earnings per share, fully diluted (cents)	303.0	196.8	157.3	209.3
Dividends per share (cents)	197	183	154	150
Dividends payout ratio (%) (2)	65.2	93.5	97.7	71.7

(1)	Appraisal value adjustment relating to life insurance business for Financial Year 2003 was a reduction and has been disclosed as an expense. For Financial Year 2004 ($201 million), and 2002 ($477 million), appraisal value adjustments were uplifts have been included in non interest income.

(2)	Dividends divided by earnings.
290     Commonwealth Bank of Australia Form 20-F 2006

Appendix A — Financial Review (AGAAP) for Financial Years 2005, 2004, 2003 and 2002

	Year Ended 30 June
	Group
	2005	2004	2003	2002
Consolidated Balance Sheet Data	(A$ millions, except where indicated)

Australian GAAP
Assets
Cash and liquid assets	5,715	6,453	5,575	6,044
Receivables due from other financial institutions	6,205	8,369	7,066	7,728
Trading securities	14,628	14,896	10,435	8,389
Investment securities	10,272	11,447	11,036	10,766
Loans, advances and other receivables	217,516	189,391	160,347	147,074
Bank acceptances of customers	16,786	15,019	13,197	12,517
Insurance investment assets	27,837	28,942	27,835	30,109
Deposits with regulatory authorities	45	38	23	89
Property, plant and equipment	1,344	1,204	821	862
Investments in associates	52	239	287	313
Intangible assets	4,394	4,705	5,029	5,391
Other assets	24,241	25,292	23,459	20,366

Total Assets	329,035	305,995	265,110	249,648

Liabilities
Deposits and other public borrowings	168,029	163,177	140,974	132,800
Payables due to other financial institutions	8,023	6,641	7,538	7,864
Bank acceptances	16,786	15,019	13,197	12,517
Provision for dividend	14	14	12	1,040
Income tax liability	1,550	811	876	1,276
Other provisions	881	997	819	834
Insurance policy liabilities	24,694	24,638	23,861	25,917
Debt issues	58,621	44,042	30,629	23,575
Bills payable and other liabilities	18,086	19,140	19,027	17,342

Total Liabilities	296,684	274,479	236,933	223,165

Loan capital (1)	6,291	6,631	6,025	5,427

Total liabilities and loan capital	302,975	281,110	242,958	228,592

Net Assets	26,060	24,885	22,152	21,056

Total Shareholders’ Equity (2)	26,060	24,885	22,152	21,056
Preference share capital	687	687	687	687
Other equity instruments	1,573	737	—	—

Total Shareholders’ Equity excluding hybrid financial instruments	23,800	23,461	21,465	20,369

(1)	Represents interest bearing liabilities qualifying as regulatory capital

(2)	Includes minority interests.
Commonwealth Bank of Australia Form 20-F 2006     291

Appendix A — Financial Review (AGAAP) for Financial Years 2005, 2004, 2003 and 2002

	Year Ended 30 June
	2005	2004	2003	2002
Consolidated Ratios and Operating Data	(A$ millions, except where indicated)

Australian GAAP
Profitability
Net interest margin (%) (1)	2.45	2.53	2.67	2.76
Interest spread (%) (2)	2.11	2.22	2.40	2.47
Return on average Shareholders’ Equity (%) (3)	15.67	13.00	10.73	14.67
Return on average total assets (%) (4)	1.26	0.90	0.78	1.11

Productivity
Ratio of earnings to fixed charges (5)	1.4	1.5	1.4	1.6

Capital Adequacy (at year end)
Risk weighted assets	189,559	169,321	146,808	141,049
Tier 1 capital	14,141	12,588	10,213	9,561
Tier 2 capital	6,087	6,658	6,177	6,040
Total capital (6)	18,479	17,355	14,276	13,820
Tier 1 capital/risk weighted assets (%)	7.46	7.43	6.96	6.78
Tier 2 capital/risk weighted assets (%)	3.21	3.93	4.21	4.28
Total capital/risk weighted assets (%)	9.75	10.25	9.73	9.80
Average Shareholders’ Equity/average total assets (%)	8.03	8.24	8.39	8.51

(1)	Net interest income divided by average interest earning assets for the year.

(2)	Difference between the average interest rate earned and the average interest rate paid on funds.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average Shareholders’ Equity and average total assets respectively.

(4)	Net profit before tax and fixed charges (interest expense and rental costs) divided by fixed charges.

(5)	Represents Tier 1 capital and Tier 2 capital less deductions under statutory guidelines imposed by the Reserve Bank of Australia.
292     Commonwealth Bank of Australia Form 20-F 2006

Appendix A — Financial Review (AGAAP) for Financial Years 2005, 2004, 2003 and 2002

	Year Ended 30 June
	2005	2004	2003	2002
Consolidated Ratios and Operating Data	(A$ millions, except where indicated)

Australian GAAP
Asset Quality Data (1)
Non accrual loans (2)	395	363	665	943
Total impaired assets (3)	376	340	639	884
Specific provision for impairment (4)	157	143	205	270
General provision for impairment	1,390	1,393	1,325	1,356
Net impaired assets (net of interest reserved)	219	197	434	614
Total provisions for impairment/average credit risk (%) (5)	0.5	0.6	0.7	0.8
Charge for bad and doubtful debts/average credit risk (%) (5)	0.1	0.1	0.1	0.2
Gross impaired assets/credit risk (%) (6)	0.1	0.1	0.3	0.4
Net impaired assets/total Shareholders’ Equity (%)	0.8	0.8	2.0	2.9
General provision for impairment/risk weighted assets (%)	0.7	0.8	0.9	1.0

(1)	All impaired asset balances and ratios are net of interest reserved.

(2)	Non accrual facilities comprise any credit risk exposure where a specific provision for impairment has been raised, or is maintained on a cash basis because of significant deterioration in the financial position of the borrower, or where loss of principal or interest is anticipated.

(3)	Total impaired assets comprise non accrual loans, restructured loans, Other Real Estate Owned (OREO) assets and Other Assets Acquired Through Security Enforcement (OAATSE).

(4)	Specific provisions for impairment include provisions raised against Off-Balance Sheet credit risk.

(5)	Average credit risk is based on gross credit risk less unearned income. Averages are based on current and previous year end balances.

(6)	Gross credit risk less unearned income.
Commonwealth Bank of Australia Form 20-F 2006     293

Appendix A — Financial Review (AGAAP) for Financial Years 2005, 2004, 2003 and 2002

	Group
	2005	2004	2003	2002
Financial Summary Australian GAAP	$M	$M	$M	$M

Income Statement
Net interest income	5,966	5,410	5,026	4,710
Other operating income	5,388	5,081	4,373	4,358

Total operating income	11,354	10,491	9,399	9,068
Bad debts expense	322	276	305	449
Operating expenses:
Comparable business	5,697	5,500	5,312	5,201
Initiatives including Which new Bank	150	749	239	—

Total operating expenses	5,847	6,249	5,551	5,201
Net profit before income tax	5,185	3,966	3,543	3,418
Corporate tax expense	(1,637)	(1,262)	(958)	(916)
Outside equity interests	(10)	(9)	(6)	(1)

Net profit after tax (“cash basis”)	3,538	2,695	2,579	2,501
Appraisal value uplift/(reduction)	778	201	(245)	477
Goodwill amortisation	(325)	(324)	(322)	(323)

Operating profit after income tax attributable to members of the Bank	3,991	2,572	2,012	2,655

Contributions to profit (after tax)
Net profit after income tax (“cash basis”)	3,538	2,695	2,579	2,501
Goodwill amortisation	(325)	(324)	(322)	(323)
Appraisal value uplift/(reduction)	778	201	(245)	477

Net profit after income tax	3,991	2,572	2,012	2,655

Balance Sheet
Loans, advances and other receivables	217,516	189,391	160,347	147,074
Total assets	329,035	305,995	265,110	249,648

Deposits and other public borrowings	168,029	163,177	140,974	132,800
Total liabilities	302,975	281,110	242,958	228,592

Shareholders’ Equity	24,271	22,405	20,024	19,030
Net tangible assets	19,877	17,700	14,995	13,639

Risk weighted assets	189,559	169,321	146,808	141,049

Average interest earning assets	243,948	214,187	188,270	170,634
Average interest bearing liabilities	225,592	197,532	174,737	157,105

Assets (On-Balance Sheet)
Australia	271,596	252,652	221,248	208,673
New Zealand	41,650	35,059	27,567	24,579
Other	15,789	18,284	16,295	16,396

Total Assets	329,035	305,995	265,110	249,648

294     Commonwealth Bank of Australia Form 20-F 2006

Appendix A — Financial Review (AGAAP) for Financial Years 2005, 2004, 2003 and 2002

	Group
Financial Summary Australian GAAP (continued)	2005	2004	2003	2002

Shareholder Summary
Dividends per share (cents) — fully franked	197	183	154	150
Dividends cover (times) — statutory	1.5	1.1	0.9	1.4
Dividends cover (times) — cash	1.4	1.1	1.3	1.3
Earnings per share (cents)
Basic
Statutory	303.1	196.9	157.4	209.6
Cash basis (1)	267.6	206.6	202.6	197.3
Fully diluted
Statutory	303.0	196.8	157.3	209.3
Cash basis (1)	267.5	206.5	202.5	197.0
Dividend payout ratio (%) (2)
Statutory	65.2	93.5	97.7	71.7
Cash basis (1)	73.9	89.1	75.9	76.2
Net tangible assets per share ($)	13.8	12.2	11.4	10.3
Weighted average number of shares (basic) (M)	1,273	1,256	1,253	1,250
Weighted average number of shares (fully diluted) (M)	1,274	1,257	1,254	1,252
Number of shareholders	704,906	714,901	746,073	722,612
Share prices for the year ($)
Trading high	38.52	33.54	32.75	34.94
Trading low	28.79	27.00	23.05	24.75
End (closing price)	37.95	32.58	29.55	32.93

Performance Ratios (%)
Return on average Shareholders’ Equity (3) (4)
Statutory	18.3	12.5	10.5	14.7
Cash basis (1)	16.0	12.7	13.1	12.9
Return on average total assets (3)
Statutory	1.3	0.9	0.8	1.1
Cash basis (1)	1.1	0.9	1.0	1.0
Capital adequacy — Tier 1	7.46	7.43	6.96	6.78
Capital adequacy — Tier 2	3.21	3.93	4.21	4.28
Deductions	(0.92)	(1.11)	(1.44)	(1.26)
Capital adequacy — Total	9.75	10.25	9.73	9.80
Net interest margin	2.45	2.53	2.67	2.76

Other Information (numbers)
Full time staff equivalent (5)	35,313	36,296	35,845	37,245
Branches/services centres (Australia)	1,006	1,012	1,014	1,020
Agencies (Australia)	3,864	3,866	3,893	3,936
ATMs (proprietary)	3,154	3,109	3,116	3,049
EFTPOS terminals	137,240	126,049	129,259	126,613
EzyBanking locations	841	815	760	730

(1)	“Cash basis” for the purpose of these Financial Statements is defined as net profit after tax and before, goodwill amortisation and life insurance and funds management appraisal value uplift.

(2)	Dividends paid divided by earnings less preference dividends.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average Shareholders’ Equity/average total assets.

(4)	2005, 2004 and 2003 Shareholders’ Equity includes retained earnings before provision for final dividend of $1,434 million, $1,315 million and $1,066 million respectively. Prior periods’ return on average Shareholders’ Equity — cash basis and underlying basis have been restated to exclude the provision for final dividend.

(5)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies.
Commonwealth Bank of Australia Form 20-F 2006     295

Appendix B — Additional Historical (AGAAP) Information
The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2006 and 2005 results have been calculated on an AIFRS basis. The 2005, 2004, 2003 and 2002 results included, referred to and incorporated by reference in this Appendix B are stated on a prior Australian GAAP basis. Information based on AGAAP is not, and should not be considered to be, comparable to information prepared in accordance with AIFRS.
In order to provide investors with a more complete understanding of the information presented in this Appendix B, the Bank incorporates by reference into this Appendix B the following portions of its Annual Report on Form 20-F for the fiscal year ended June 30, 2005 (File No. 001-02419), which it has filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended: pages 6-10, pages 16-52 and the Group’s audited consolidated Financial Statements (and accompanying notes) at and for the fiscal years ended June 30, 2005 and 2004. The Bank encourages all investors to refer to such information in connection with their review of this Appendix B.
Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rate for the year ended 30 June 2004. Averages used were predominately daily averages.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted in the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans were included in interest earning assets under loans, advances and other receivables.

	Group
	Full Year Ended 2004
	Average		Average
	Balance	Interest	Rate
Average Interest Earning Assets and Income	$M	$M	%

Cash and liquid assets:
Australia	4,027	181	4.5
Overseas	868	17	2.0
Receivables due from other financial institutions:
Australia	3,382	32	0.9
Overseas	3,776	150	4.0
Deposits with regulatory authorities:
Australia	—	—	—
Overseas	62	—	—
Trading securities:
Australia	9,682	444	4.6
Overseas	3,445	156	4.5
Investment securities:
Australia	4,411	298	6.8
Overseas	8,440	310	3.7
Loans, advances and other receivables:
Australia	149,487	9,927	6.6
Overseas	26,607	1,772	6.7
Other interest earning assets	—	—	—
Intragroup loans:
Australia	—	—	—
Overseas	4,102	17	0.4

Average interest earning assets and interest income including intragroup	218,289	13,304	6.1
Intragroup eliminations	(4,102)	(17)	0.4

Total average interest earning assets and interest income	214,187	13,287	6.2

Average Non-Interest Earning Assets

Bank acceptances
Australia	13,877
Overseas	1
Life insurance investment assets
Australia	24,430
Overseas	4,120
Property, plant and equipment
Australia	792
Overseas	161
Other assets
Australia	29,452
Overseas	2,264
Provisions for impairment
Australia	(1,411)
Overseas	(150)

Total average non-interest earning assets	73,536

Total average assets	287,723

Percentage of total average assets applicable to overseas operations (%)	18.7

296     Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Average Balances and Related Interest (continued)

	Group
	Full Year Ended
	2004
	Average		Average
	Balance	Interest	Rate
Average Interest Bearing Liabilities and Loan Capital and Interest Expense	$M	$M	%

Time deposits
Australia	57,186	2,683	4.7
Overseas	15,963	1,062	6.7
Savings deposits
Australia	31,178	514	1.6
Overseas	3,028	105	3.5
Other demand deposits
Australia	39,044	1,499	3.8
Overseas	3,432	86	2.5
Payables due to other financial institutions
Australia	1,916	35	1.8
Overseas	5,042	125	2.5
Debt issues
Australia	21,885	1,292	5.9
Overseas	12,855	213	1.7
Loan capital
Australia	5,793	255	4.4
Overseas	210	8	3.8
Other interest bearing liabilities	—	—	—
Intragroup borrowings
Australia	4,102	17	0.4
Overseas	—	—	—

Average interest bearing liabilities and loan capital and interest expense including intragroup	201,634	7,894	3.9
Intragroup eliminations	(4,102)	(17)	0.4

Total average interest bearing liabilities and loan capital and interest expense	197,532	7,877	4.0

Non-Interest Bearing Liabilities

Deposits not bearing interest
Australia	5,112
Overseas	1,059
Liabilities on bank acceptances
Australia	13,877
Overseas	1
Insurance policy liabilities
Australia	20,658
Overseas	3,548
Other liabilities
Australia	20,655
Overseas	3,131

Total average non-interest bearing liabilities	68,041

Total average liabilities and loan capital	265,573
Shareholders’ Equity	22,150

Total average liabilities, loan capital and Shareholders’ Equity	287,723

Percentage of total average liabilities (%)	18.2

Commonwealth Bank of Australia Form 20-F 2006     297

Appendix B — Additional Historical (AGAAP) Information
Average Balances and Related Interest (continued)

	Group
	June 2005 vs June 2004
		Changes due to
Changes in Net Interest Income:	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(14)	11	(3)
Overseas	4	(1)	3
Receivables due from other financial institutions
Australia	(21)	50	29
Overseas	(1)	19	18
Trading securities
Australia	91	68	159
Overseas	19	7	26
Investment securities
Australia	(44)	42	(2)
Overseas	4	113	117
Loans, advances and other receivables
Australia	1,473	432	1,905
Overseas	521	134	655
Other interest earning assets	—	—	—
Intragroup loans
Australia	—	—	—
Overseas	17	58	75

Changes in interest income including intragroup	1,984	998	2,982
Intragroup eliminations	(17)	(58)	(75)

Changes in interest income	1,911	996	2,907

Interest Bearing Liabilities and Loan Capital
Time deposits
Australia	228	272	500
Overseas	125	169	294
Savings deposits
Australia	2	70	72
Overseas	(4)	18	14
Other demand deposits
Australia	86	68	154
Overseas	42	38	80
Payables due to other financial institutions
Australia	(5)	20	15
Overseas	36	46	82
Debt issues
Australia	773	30	803
Overseas	82	167	249
Loan capital
Australia	(12)	78	66
Overseas	22	—	22
Other interest bearing liabilities	—	—	—
Intragroup borrowings
Australia	17	58	75
Overseas	—	—	—

Changes in interest expense including intragroup	1,246	1,180	2,426
Intragroup eliminations	(17)	(58)	(75)

Changes in interest expense	1,196	1,155	2,351

Changes in net interest income	740	(184)	556

298     Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Average Balances and Related Interest (continued)
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

Group
2004
Reconciliation of Net Interest Margin	$M

Net interest income	5,410
Average interest earning assets	214,187

Interest Margins and Spreads
Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.
Interest margin represents net interest income as a percentage of average interest earning assets. The calculations for Australia and Overseas include intragroup cross border loans/borrowings and associated interest.

Group
2004
Geographical analysis of key categories	%

Australia
Interest spread (1)	2.46
Benefit of net free liabilities, provisions and equity (2)	0.22

Australia interest margin (3)	2.68

Overseas
Interest spread (1)	1.18
Benefit of net free liabilities, provisions and equity (2)	0.56

Overseas interest margin (3)	1.74

Group
Interest spread (1)	2.22
Benefit of net free liabilities, provisions and equity (2)	0.31

Group interest margin (3)	2.53

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by net interest free liabilities and Shareholders’ Equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.
Commonwealth Bank of Australia Form 20-F 2006     299

Appendix B — Additional Historical (AGAAP) Information
Investment Securities

Group
2004
Investment Securities	$M

Australia
Listed:
Australian Public Securities:
Commonwealth and States	2,209
Bills of exchange	30
Other Securities and equity investments	444
Unlisted:
Australian Public Securities:
Local and semi-government	80
Medium term notes	448
Other securities and equity investments	611

Total Australia	3,822

Overseas
Listed:
Government securities	758
Certificates of deposit	1,242
Eurobonds	792
Medium term notes	425
Floating rate notes	732
Other securities	377
Unlisted:
Government securities	137
Eurobonds	155
Medium term notes	1,200
Floating rate notes	709
Preference shares	744
Other securities and equity investments	354

Total Overseas	7,625

Total Investment Securities	11,447

300     Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Investment Securities (continued)
The following table sets out the gross unrealised gains and losses of the Group’s investment securities.

	Group
	At 30 June 2004
		Gross	Gross
	Amortised	Unrealised	Unrealised	Fair
	Cost	Gains	Losses	Value
Gross Unrealised Gains and Losses of Group	$M	$M	$M	$M

Australia
Australian Public Securities:
Commonwealth and States	2,289	46	7	2,328
Bills of exchange	30	—	—	30
Medium term notes	448	1	—	449
Other securities and equity investments (1)	1,055	11	32	1.034

Total Australia	3,822	58	39	3.841

Overseas
Government securities	895	3	1	897
Certificates of deposit	1,242	—	19	1,223
Eurobonds	947	36	—	983
Medium term notes	1,625	—	3	1,622
Floating rate notes	1,441	1	—	1,442
Preference shares	744	—	—	744
Other securities and equity investments	731	7	—	738

Total Overseas	7,625	47	23	7,649

Total Investment Securities	11,447	105	62	11,490

(1)	Equity derivatives were in place to hedge equity market risk in respect of structured equity products for customers. There were $31 million of net deferred gains on these contracts which offset the above unrealised losses. At the end of the financial year there were no net deferred gains or losses included in the amortised cost value.
Investment securities were carried at cost or amortised cost and were purchased with the intent of being held to maturity. The investment portfolio was managed in the context of the full Balance Sheet of the Group.
Commonwealth Bank of Australia Form 20-F 2006     301

Appendix B — Additional Historical (AGAAP) Information
Provisions for Impairment

	Group
	2004	2003	2002
	$M	$M	$M

General Provisions
Opening balance	1,325	1,356	1,399
Charge against profit	276	305	449
Acquired provisions, including fair value adjustments	—	—	—
Transfer to specific provisions	(202)	(350)	(495)
Bad debts recovered	79	74	56
Adjustments for exchange rate fluctuations and other items	2	(9)	1

	1,480	1,376	1,410
Bad debts written off	(87)	(51)	(54)

Closing balance	1,393	1,325	1,356

Specific Provisions
Opening balance	205	270	234
Charge against profit	—	—	—
Acquired provisions, including fair value adjustments	—	—	—
Transfer from collective provisions for:
New and increased provisioning	264	416	546
Less write-back of provisions no longer required	(62)	(66)	(51)

Net transfer	202	350	495
Adjustment for exchange rate fluctuations and other items	3	(11)	(11)

	410	609	718
Bad debts written off	(267)	(404)	(448)

Closing balance	143	205	270

Total provisions for impairment	1,536	1,530	1,626

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	143	205	270
Provisions for diminution	—	—	—

Total	143	205	270

Provision Ratios	%	%	%

Specific provisions for impairment as a % of gross impaired assets net of interest reserved	42.06	32.08	30.54
Total provisions for impairment as % of gross impaired assets net of interest reserved	451.76	239.44	183.94
General provisions as % of risk weighted assets	0.82	0.91	0.96

	$M	$M	$M

Charge to profit and loss and doubtful debt comprises
General provisions	276	305	449
Specific provisions	—	—	—

Total charge for bad and doubtful debts	276	305	449

Ratio of net charge-offs during the period to average gross loans, advances and other receivables outstanding during the period (%)	0.16	0.19	0.31

302     Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Provisions for Impairment (continued)

Group
2004
$M

Total charge for bad and doubtful debts	276
The charge is required for:
Specific provisioning
New and increased provisioning	264
Less provisions no longer required	(62)

Net specific provisioning	202
Provided from general provision	(202)

Charge to profit and loss	—

General Provisioning
Direct write-offs	87
Recoveries of amounts previously written off	(79)
Movement in general provision	66
Funding of specific provisions	202

Charge to profit and loss	276

Total charge for bad and doubtful	276

Specific Provisions for Impairment by Industry Category
The following table sets out the Group’s specified provisions for impairment by industry category as at 30 June 2002, 2003 and 2004.

	Group
	2004	2003	2002
	$M	$M	$M

Australia
Government and public authorities	—	—	—
Agriculture, forestry and fishing	2	3	10
Financial, investment and insurance	1	2	26
Real estate
Mortgage (1)	6	6	6
Construction (2)	4	—	4
Personal	38	36	35
Lease financing	3	4	6
Other commercial and industrial	74	112	134

Total Australia	128	163	221

Overseas
Government and public authorities	—	10	11
Agriculture, forestry and fishing	—	1	—
Financial, investment and insurance	—	—	12
Real estate
Mortgage (1)	6	7	3
Construction (2)	—	—	—
Personal	8	4	3
Lease financing	—	—	—
Other commercial and industrial	1	20	20

Total Overseas	15	42	49

Total individually assessed provisions	143	205	270

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
Commonwealth Bank of Australia Form 20-F 2006     303

Appendix B – Additional Historical (AGAAP) Information
Provisions for Impairment (continued)
Bad Debts Written Off by Industry Category
The following table sets out the Group’s bad debts written off for Financial Years ended 30 June 2002, 2003 and 2004.

	Year Ended 30 June
	Group
	2004	2003	2002
	$M	$M	$M

Bad Debts Written Off
Australia
Government and public authorities	—	—	—
Agriculture, forestry and fishing	2	4	6
Financial, investment and insurance	6	26	6
Real estate:
Mortgage (1)	5	8	11
Construction (2)	1	—	4
Personal	228	209	177
Lease financing	8	11	18
Other commercial and industrial	75	171	178

Total Australia	325	429	400

Overseas
Government and public authorities	6	—	1
Agriculture, forestry and fishing	—	—	—
Financial, investment and insurance	1	16	58
Real estate:
Mortgage (1)	1	2	2
Construction (2)	—	—	—
Personal	7	7	6
Lease financing	—	—	—
Other commercial and industrial	14	1	35

Total Overseas	29	26	102

Gross Bad Debts written off	354	455	502

Bad Debts Recovered
Australia	73	57	49
Overseas	6	17	7

Total Bad Debts Recovered	79	74	56

Net Bad Debts written off	275	381	446

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
304       Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Provisions for Impairment (continued)
Bad Debts Recovered by Industry Category
The following table sets out the Group’s bad debts recovered for Financial Years ended 30 June 2002, 2003, and 2004.

	Year Ended 30 June
	Group
	2004	2003	2002
	$M	$M	$M

Bad Debts Recovered
Australia
Government and public authorities	—	—	—
Agriculture, forestry and fishing	5	1	1
Financial, investment and insurance	1	4	—
Real estate:
Mortgage (1)	1	—	1
Construction (2)	—	—	—
Personal	50	38	30
Lease financing	3	2	—
Other commercial and industrial	13	12	17

Total Australia	73	57	49

Overseas
Government and public authorities	—	—	—
Agriculture, forestry and fishing	—	—	—
Financial, investment and insurance	1	1	1
Real estate:
Mortgage (1)	—	—	—
Construction (2)	—	—	3
Personal	4	4	—
Lease financing	—	—	—
Other commercial and industrial	1	12	3

Total Overseas	6	17	7

Total Bad Debts Recovered	79	74	56

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
Commonwealth Bank of Australia Form 20-F 2006       305

Appendix B — Additional Historical (AGAAP) Information
Credit Risk Management
Total Gross Credit Risk by Industry
The following table sets out the Group’s total gross credit risk by industry as at 30 June 2002, 2003, and 2004.

	Group
	2004		2003	2002
Industry	$M		$M	$M

Australia
Government and public authorities	5,672		5,810	5,955
Agriculture, forestry and fishing	5,616		5,100	5,480
Financial, investment and insurance	26,301		19,867	20,926
Real estate:
Mortgage (1)	110,209		91,956	85,032
Construction (2)	3,619	(4)	2,722	3,837
Personal	13,839	(4)	12,327	11,718
Lease financing	4,963		5,264	5,425
Other commercial and industrial	56,537	(4)	51,469	43,531

Total Australia	226,756		194,515	181,904

Overseas
Government and public authorities	2,307		1,709	1,390
Agriculture, forestry and fishing	3,277		2,278	1,863
Financial, investment and insurance	22,098		14,828	14,192
Real estate:
Mortgage (1)	17,722		13,428	10,735
Construction (2)	258	(4)	210	185
Personal	420		1,391	343
Lease financing	175		197	256
Other commercial and industrial	5,894	(4)	9,080	10,173

Total Overseas	52,151		43,121	39,137

Total Gross Credit Risk	278,907		237,636	221,041
Less unearned income	(1,410)		(1,310)	(1,219)

Total Credit Risk	277,497		236,326	219,822

Charge for Bad and doubtful debts	276		305	449
Loss Rate (%) (3)	0. 10		0. 13	0. 20

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	The loss rate is the charge as a percentage of the credit risk.

(4)	Certain of these loans have been reclassified consistent with prior years
306       Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Credit Risk Management (continued)
The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2004.

			Loans
			Advances	Bank
	Trading	Investment	and Other	Acceptances	Contingent
	Securities	Securities	Receivables	of customers	Liabilities	Derivatives	Total
	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	1,735	2,289	1,132	11	437	68	5,672
Agriculture, forestry and fishing	—	—	3,925	1,517	65	109	5,616
Financial, investment and insurance	6,664	—	3,693	684	1,186	9,160	21,387
Real estate:
Mortgage (1)	—	—	104,883	—	5,326	—	110,209
Construction (2)	—	—	2,626	302	642	49	3,619
Personal	—	—	13,389	333	116	1	13,839
Lease financing	—	—	4,963	—	—	—	4,963
Other commercial and industrial	2,911	1,533	27,167	12,172	5,956	6,798	56,537

Total Australia	11,310	3,822	161,778	15,019	13,728	16,185	221,842

Overseas
Government and public authorities	1,050	902	182	—	98	37	2,269
Agriculture, forestry and fishing	—	—	3,277	—	—	—	3,277
Financial, investment and insurance	2,058	5,592	5,857	—	1,733	3,403	18,643
Real estate:
Mortgage (1)	—	—	16,967	—	755	—	17,722
Construction (2)	—	—	257	—	1	—	258
Personal	—	—	415	—	2	3	420
Lease financing	—	—	175	—	—	—	175
Other commercial and industrial	478	1,131	3,487	—	551	247	5,894

Total Overseas	3,586	7,625	30,617	—	3,140	3,690	48,658

Gross Balances	14,896	11,447	192,395	15,019	16,868	19,875	270,500

Other Risk Concentrations
Receivables due from other financial institutions							8,369
Deposits with regulatory authorities							38

Total Gross Credit Risk							278,907

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.
Commonwealth Bank of Australia Form 20-F 2006       307

Appendix B — Additional Historical (AGAAP) Information
Credit Risk Management (continued)
The following table sets out the Group’s impaired asset position by industry and status as at 30 June 2004.

			Provisions
		Impaired	for			Net
	Total Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	5,672	—	—	—	—	—
Agriculture, forestry and fishing	5,616	19	2	2	(5)	(3)
Financial, investment and insurance	21,387	6	1	6	(1)	5
Real estate:
Mortgage (1) (3)	110,209	—	6	5	(1)	4
Construction (2)	3,619	15	4	1	—	1
Personal	13,839	6	38	228	(50)	178
Lease financing	4,963	5	3	8	(3)	5
Other commercial and industrial (3)	56,537	294	74	75	(13)	62

Total Australia	221,842	345	128	325	(73)	252

Overseas
Government and public authorities	2,269	—	—	6	—	6
Agriculture, forestry and fishing	3,277	—	—	—	—	—
Financial, investment and insurance	18,643	5	—	1	(1)	—
Real estate:
Mortgage (1)	17,722	11	6	1	—	1
Construction (2)	258	—	—	—	—	—
Personal	420	1	8	7	(4)	3
Lease financing	175	—	—	—	—	—
Other commercial and industrial	5,894	1	1	14	(1)	13

Total Overseas	48,658	18	15	29	(6)	23

Gross Balances	270,500	363	143	354	(79)	275

Other Risk Concentrations
Receivables due from other financial institutions	8,369
Deposits with regulatory authorities	38

Total Gross Credit Risk	278,907

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	Certain of these loans have been reclassified for consistency.
Large Exposures
Concentrations of exposure to any debtor or counterparty group are controlled by a large credit exposure policy. All exposures outside the policy are approved by the Board Risk Committee.
The following table shows the aggregated number of the Bank’s counterparty Corporate and Industrial exposures (including direct and contingent exposures) which individually were greater then 5% of the Group’s capital resources (Tier One and Tier Two capital):

	2004	2003	2002
	Number	Number	Number

5% to less than 10% of Group’s capital resources	1	—	1
10% to less than 15% of Group’s capital resources	—	—	—

308       Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Credit Risk Management (continued)
Credit Portfolio Receivables by Industry
The following table sets out the distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) by industry at 30 June 2002, 2003 and 2004.

	2004	2003	2002
Industry	$M	$M	$M

Australia
Government and public authorities	1,132	1,505	2,466
Agriculture, forestry and fishing	3,925	3,677	3,893
Financial, investment and insurance	3,693	2,024	1,435
Real estate:
Mortgage (1)	104,883	87,592	75,394
Construction (2)	2,626	1,701	2,182
Personal	13,389	11,972	11,488
Lease financing	4,963	5,264	5,425
Other commercial and industrial	27,167	26,449	26,866

Total Australia	161,778	140,184	129,149

Overseas
Government and public authorities	182	222	204
Agriculture, forestry and fishing	3,277	2,278	1,863
Financial, investment and insurance	5,857	3,210	3,035
Real estate:
Mortgage (1)	16,967	12,611	10,444
Construction (2)	257	209	185
Personal	415	1,391	337
Lease financing	175	197	256
Other commercial and industrial	3,487	2,959	4,573

Total Overseas	30,617	23,077	20,897

Gross loans, Advances and Other Receivables	192,395	163,261	150,046

Provisions for bad and doubtful debts, unearned income, interest reserved and unearned tax remissions on leveraged leases (3)	(3,004)	(2,914)	(2,972)

Net Loans, Advances and Other Receivables	189,391	160,347	147,074

(1)	Principally owner occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	Interest reserved not recognised under AIFRS from 1 July 2005.
Commonwealth Bank of Australia Form 20-F 2006       309

Appendix B — Additional Historical (AGAAP) Information
Asset Quality

Group
2004
%

Impaired Asset Ratios
Gross impaired asset ratios net of interest reserved as a % of risk weighted assets	0. 20
Net impaired assets as % of:
Risk weighted assets	0. 12
Total Shareholders’ Equity	0. 79

Impaired Assets
The following table sets out the Group’s impaired assets as at 30 June 2002, 2003 and 2004.

	At 30 June
	Group
	2004	2003	2002
	$M	$M	$M

Australia
Non-Performing loans:
Gross balances	345	545	732
Less interest reserved	(23)	(25)	(54)

Gross balances (net of interest reserved)	322	520	678
Less provisions for impairment	(128)	(163)	(221)

Net Non-Accrual Loans	194	357	457

Restructured loans:
Gross balances	—	—	—
Less interest reserved	—	—	—

Gross balances (net of interest reserved)	—	—	—
Less specific provisions	—	—	—

Net Restructured Loans	—	—	—

Assets Acquired Through Security Enforcement (AATSE):
Gross balances	—	—	—
Less provisions for impairment	—	—	—

Net AATSE	—	—	—

Net Australian Impaired assets	194	357	457

Overseas
Non-Performing loans
Gross balances	18	120	211
Less interest reserved	—	(1)	(5)

Gross balances (net of interest reserved)	18	119	206
Less provisions for impairment	(15)	(42)	(49)

Net Non-Accrual Loans	3	77	157

Restructured loans:
Gross balances	—	—	—
Less interest reserved	—	—	—

Gross balances (net of interest reserved)	—	—	—
Less specific provisions	—	—	—

Net Restructured Loans	—	—	—

Asset Acquired Through Security Enforcement (AATSE)
Gross Balance	—	—	—
Less provisions for impairment	—	—	—

Net AATSE	—	—	—

Net overseas impaired assets	3	77	157

Total Net Impaired Assets	197	434	614

310       Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Asset Quality (continued)
Movement in Impaired Asset Balances
The following table provides an analysis of the movement in the gross impaired asset balances for Financial Years 2002, 2003 and 2004.

	Year Ended 30 June
	Group
	2004	2003	2002
Gross Impaired Assets	$M	$M	$M

Gross impaired assets at beginning of period	665	943	717
New and increased	532	617	1,069
Balances written off	(278)	(456)	(481)
Returned to performing or repaid	(556)	(439)	(362)

Gross Impaired Assets at Period End	363	665	943

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired assets summary.

	Year Ended 30 June
	Group
	2004	2003	2002
Loans Performing Past Due 90 Days or More	$M	$M	$M

Housing loans	168	157	176
Other loans	78	91	73

Total Loans Performing Past Due	246	248	249

	Year Ended 30 June
	Group
	2004	2003	2002
Net Interest Forgone on Impaired Assets	$M	$M	$M

Australia non-accrual facilities	10	15	21
Overseas non-accrual facilities	—	3	7

Total Interest Forgone	10	18	28

	Year Ended 30 June
	Group
	2004	2003	2002
Interest Taken to Profit on Impaired Assets	$M	$M	$M

Australia
Non-accrual facilities	11	26	27
Restructured facilities	—	—	—
Overseas
Non-accrual facilities	3	4	3
Other real estate owned	—	—	—

Total Interest Taken to Profit	14	30	30

Commonwealth Bank of Australia Form 20-F 2006       311

Appendix B — Additional Historical (AGAAP) Information
Debt Issues

Group
2004
$M

Short Term Debt Issues	20,401
Long Term Debt Issues	23,641

Total Debt Issues	44,042

Short Term Debt Issues
AUD Promissory Notes	1,450
AUD Bank Bills	490
US Commercial Paper	9,381
Euro Commercial Paper	3,638
Long Term Debt Issues with less than one year to maturity	5,442

Total Short Term Debt Issues	20,401

Long Term Debt Issues
USD Medium Term Notes	8,790
AUD Medium Term Notes	4,453
JPY Medium Term Notes	734
GBP Medium Term Notes	3,837
Other Currencies Medium Term Notes	5,583
Offshore Loans (all JPY)	40
Eurobonds	204

Total Long Term Debt Issues	23,641

Maturity Distribution of Debt Issues
Less than 3 months	6,949
Between 3 months to 12 months	13,452
Between 1 and 5 years	17,542
Greater than 5 years	6,099

Total Debt Issues	44,042

The Bank has a Euro Medium Term Note programme under which it may issue notes (“EMTNs”) up to an aggregate amount of USD35 billion. Notes issued under the programme are both fixed and variable rates. Interest rate risk associated with the notes is incorporated within the Bank’s interest rate risk framework.
Subsequent to 30 June 2005, the Bank has issued:
•	USD medium term notes: between 1 and 5 years – USD100 million (AUD130.80 million); Greater than 5 years – USD143.44 million (AUD187.62 million);
•	USD extendible notes: between 1 and 5 years – USD2,100 million (AUD2,746.78 million);
•	JPY medium term notes: between 1 and 5 years – JPY4 billion (AUD47.49 million); Greater than 5 years – JPY6 billion (AUD71.23 million);
•	CHF medium term notes: between 1 and 5 years – CHF300 million (AUD306.67 million);
•	CAD medium term notes: between 1 and 5 years – CAD25 million (AUD26.6 million); and
•	HKD medium term notes: between 1 and 5 years – HKD400 million (AUD67.33 million); Greater than 5 years – HKD207 million (AUD34.9 million).
Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the base currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.
Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swap or other hedge arrangements have been entered into.
312       Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Debt Issues (continued)
Short Term Borrowings
The following table analyses the Group’s short term borrowings for the Financial Year ended 30 June 2004.

Group
2004
(AUD Millions, except where
indicated)

US Commercial Paper
Outstanding at period end (1)	9,381
Maximum amount outstanding at any month end (2)	11,983
Approximate average amount outstanding (2)	8,161
Approximate weighted average rate on:
Average amount outstanding	1. 1%
Outstanding at period end	1. 2%

Euro Commercial Paper
Outstanding at period end (1)	3,638
Maximum amount outstanding at any month end (2)	6,402
Approximate average amount outstanding (2)	4,798
Approximate weighted average rate on:
Average amount outstanding	1. 0%
Outstanding at period end	1. 2%

Other Commercial Paper
Outstanding period end (1)	1,940
Maximum amount outstanding at any month end (2)	3,216
Approximate average amount outstanding (2)	2,675
Approximate weighted average rate on:
Average amount outstanding	5. 2%
Outstanding at period end	5. 6%

(1)	The amount outstanding at period end is reported on a book value basis (amortised cost).

(2)	The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any differences between face value and book value would not be material given the short term nature of the borrowings.

As at
30 June
Exchange Rates Utilised	Currency	2004

AUD 1.00 =	USD	0. 6894
	GBP	0. 3823
	JPY	74. 914
	NZD	1. 097
	HKD	5. 378
	DEM	1. 116
	CHF	0. 8720
	IDR	6,487
	THB	28. 229
	FJD	1. 239
	PHP	38. 731
	EUR	0. 5706

Commonwealth Bank of Australia Form 20-F 2006       313

Appendix B — Additional Historical (AGAAP) Information
Loan Capital

				Group	Bank

		Currency		2004	2004
		Amount (M)	Footnotes	$M	$M

Tier 1 Loan Capital
Exchangeable	FRN	USD38	(1)	55	55
Exchangeable	FRN	USD71	(2)	138	138
Undated	FRN	USD100	(3)	145	145
Undated	TPS	USD550	(4)	—	799

Total Tier 1 Loan Capital				338	1,137

Tier 2 Loan Capital
Extendible	FRN	AUD25	(5)	25	25
Extendible	FRN	AUD275	(5)	275	275
Subordinated	FRN	AUD25	(6)	25	25
Subordinated	MTN	AUD200	(7)	200	200
Subordinated	FRN	AUD50	(7)	50	50
Subordinated	Notes	USD300	(8)	549	549
Subordinated	FRN	USD450	(8)	650	650
Subordinated	EMTN	JPY20,000	(9)	240	240
Subordinated	EMTN	USD200	(10)	313	313
Subordinated	EMTN	USD75	(11)	115	115
Subordinated	EMTN	USD100	(12)	152	152
Subordinated	EMTN	USD400	(13)	501	501
Subordinated	EMTN	GBP200	(14)	408	408
Subordinated	EMTN	JPY30,000	(15)	429	429
Subordinated	Loan	NZD100	(16)	92	—
Subordinated	FRN	AUD210	(17)	210	210
Subordinated	FRN	AUD38	(18)	38	38
Subordinated	Notes	AUD130	(19)	130	130
Subordinated	Other	AUD21	(20)	21	21
Subordinated	Notes	USD350	(21)	512	512
Subordinated	EMTN	GBP150	(22)	373	373
Subordinated	MTN	AUD300	(23)	300	300
Subordinated	FRN	AUD200	(23)	200	200
Subordinated	EMTN	JPY10,000	(24)	127	127
Subordinated	EMTN	USD500	(25)	358	358

Total Tier 2 Loan Capital				6,293	6,201

Total Loan Capital				6,631	7,338

Where a foreign currency hedge is in place to utilise a loan capital issue in a currency other than that of its original issue, the AUD equivalent value is shown net of the hedge.

(1) USD 300 million undated Floating Rate Notes (FRNs) issued 11 July 1988 exchangeable into dated FRNs.
Outstanding notes at 30 June 2006 were:

Due July 2006	:	USD32.5 million
Undated	:	USD5 million
     Subsequent to 30 June 2006, the notes due July 2006 have been switched into undated notes.
(2) USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs. USD24 million matured in February 2006.
Outstanding notes at 30 June 2006 were:

Due February 2008	:	USD7 million
Due February 2011	:	USD64 million
(3) USD 100 million undated capital notes issued on 15 October 1986. The Bank has entered into separate agreements with the Commonwealth of Australia relating to each of the above issues (the “Agreements”) which qualify the issues as Tier One capital.
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
314      Commonwealth Bank of Australia Form 20-F 2006

Appendix B — Additional Historical (AGAAP) Information
Loan Capital (continued)
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
(4) On 6 August 2003 a wholly owned entity of the Bank issued USD550 million (AUD832 million) of perpetual non call 12 year trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. These instruments were previously classified as Other Equity Instruments.
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
Original issue size was $300 million. $25 million matured in December 2004.
(6) AUD25 million subordinated FRN, issued April 1999, due April 2029.
(7) AUD250 million subordinated notes, issued November 1999, due November 2009; split into AUD200 million fixed rate notes and AUD50 million floating rate notes. Called and redeemed November 2004.
(8) USD750 million subordinated notes, issued June 2000, due June 2010; split into USD300 million fixed rate notes and USD450 million floating rate notes. The floating rate notes were called and redeemed in June 2005.
(9) JPY20 billion perpetual subordinated EMTN, issued February 1999.
(10) USD200 million subordinated EMTN, issued November 1999, due November 2009. Called and redeemed November 2004.
(11) USD75 million subordinated EMTN, issued January 2000, due January 2010. Called and redeemed January 2005.
(12) USD100 million subordinated EMTN, issued January 2000, due January 2010. Called and redeemed January 2005.
(13) USD400 million subordinated EMTN issued June 1996 due July 2006.
(14) GBP200 million subordinated EMTN issued March 1996 due December 2006.
(15) JPY30 billion subordinated EMTN issued October
1995 due October 2015.
(16) NZD100 million subordinated loan matures 15 December 2009. Called and repaid December 2004.
(17) AUD210 million Euro FRN issued September 1996, matured September 2004.
(18) AUD38 million FRN issued December 1997, matured December 2004.
(19) AUD130 million subordinated notes comprised as follows: AUD10 million fixed rate notes issued 12 December 1995, matured 12 December 2005. AUD110 million floating rate notes issued 12 December 1995, matured 12 December 2005. AUD5 million fixed rate notes issued 17 December 1996, matured 12 December 2005. AUD5 million floating rate notes issued 17 December 1996, matured 12 December 2005.
(20) Comprised 8 subordinated notes and FRN issues. The face value amounts were less than $10 million each and were all in Australian Dollars. The maturities ranged from August 2009 to October 2009. All called and redeemed between August 2004 and October 2004.
(21) USD350 million subordinated fixed rate note, issued June 2003, due June 2018.
(22) GBP150 million subordinated EMTN, issued June 2003, due December 2023.
(23) AUD500 million subordinated notes, issued February 2004, due February 2014; split into AUD300 million fixed rate notes and AUD200 million floating rate notes.
(24) JPY10 billion subordinated EMTN, issued May 2004, due May 2034.
(25) USD500 million subordinated EMTN issued in June 2004 (USD250 million) and August 2004 (USD250 million), due August 2014.
Commonwealth Bank of Australia Form 20-F 2006       315

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

COMMONWEALTH BANK OF AUSTRALIA (Registrant)

/s/ David Craig

Name:	David Craig

Title:	Chief Financial Officer

Date:	8 November 2006
316      Commonwealth Bank of Australia Form 20-F 2006

Exhibits
Item 19 Index to Exhibits
1	Constitution as amended as of 5 November 2004.(1)

2.1	Twenty-First Supplemental Trust Deed, dated 13 October 2006, among Commonwealth Bank of Australia (“CBA”), ASB Finance Limited, London Branch, (“ASB Finance” and, together with CBA, the “Issuers”), ASB Bank Limited, as guarantor of all amounts payable in respect of Notes issued by ASB Finance, and The Law Debenture Trust Corporation p.l.c., as trustee for the holders of the Notes, modifying and restating the modified and restated Trust Deed, dated 28 October 1992, and relating to the US$35 billion Euro Medium Term Notes Programme of the Issuers.

2.2	Schedule of Forms, dated 13 October 2006 containing the forms of Notes for the Issuers’ US$35 billion Euro Medium Term Notes Programme.

2.3	Conditions of the Notes for the Issuers’ US$35 billion Euro Medium Term Notes Programme.

4.1	Employment Agreement between Commonwealth Bank of Australia and Stuart Ian Grimshaw, dated as of 1 February 2002.(2)

4.2	Employment Agreement between Commonwealth Bank of Australia and Peter Leith Polson, dated as of 1 January 2002.(3)

4.3	Employment Agreement between Commonwealth Bank of Australia and John O’Sullivan, dated as of 28 April 2003.(4)

4.4	Employment Agreement between Commonwealth Bank of Australia and Grahame Petersen, dated as of 22 June 2004.(5)

4.5	Employment Agreement between Commonwealth Bank of Australia and Hugh Harley, dated as of 13 September 1999, amended 16 October 2002.(6)

4.6	Employment Agreement between Commonwealth Bank of Australia and Michael Cameron, dated as of 6 November 2002 and amended 18 March 2003 and 4 November 2003.(7)

4.7	Employment Agreement between Commonwealth Bank of Australia and Ralph Norris, dated as of 14 June 2005.(8)

4.8	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and John M Schubert, dated as of 14 July 2005.(9)

4.9	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Reg J Clairs, dated as of 14 July 2005.(18)

4.10	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and AB (Tony) Daniels, dated as of 14 July 2005.(11)

4.11	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Colin R Galbraith, dated as of 14 July 2005.(12)

4.12	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and S Carolyn Kay, dated as of 14 July 2005.(13)

4.13	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Warwick G Kent, dated as of 14 July 2005.(14)

4.14	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Fergus D Ryan, dated as of 14 July 2005.(15)

4.15	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Frank J Swan, dated as of 14 July 2005.(16)

4.16	Terms of appointment as a non-executive director between Commonwealth Bank of Australia and Barbara K Ward, dated as of 14 July 2005.(17)

4.17	Equity Reward Plan Rules, Exercise and Vesting Conditions, Taxation Information Sheet – Options and Taxation Information Sheet – Shares.(18)

8	List of controlled entities.

11	Code of Ethics for Senior Financial Officers.(19)

12	Chief Executive Officer and Chief Financial Officer certifications.

13	Chief Executive Officer and Chief Financial Officer certifications.

14	Consent of Ernst & Young.

15	Statement of Ratio of Earnings to Fixed Charges

(1)	Incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(2)	Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No.001-02419) filed on 18 October 2002.

(3)	Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No.001-02419) filed on 18 October 2002.

(4)	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (File No.001-02419) filed on 1 December 2004.

(5)	Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (File No.001-02419) filed on 1 December 2004.

(6)	Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (File No.001-02419) filed on 1 December 2004.

(7)	Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (File No.001-02419) filed on 1 December 2004.

(8)	Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(9)	Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(10)	Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(11)	Incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(12)	Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(13)	Incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(14)	Incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(15)	Incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(16)	Incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(17)	Incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2005 (File No.001-02419) filed on 15 December 2005.

(18)	Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2002 (File No.001-02419) filed on 18 October 2002.

(19)	Incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F for the registrant’s fiscal year ended 30 June 2004 (File No.001-02419) filed on 1 December 2004.
Copies of any instrument relating to long-term debt of the Commonwealth Bank of Australia that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total combined assets of the Commonwealth Bank of Australia will be furnished to the SEC upon request.
Commonwealth Bank of Australia Form 20-F 2006     117

International Representation

Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 1155
Telephone: (61 2) 9378 2000
New Zealand
ASB Bank Limited
Level 28 ASB Bank Centre
135 Albert Street, Auckland
Telephone: (64 9) 377 8930
Facsimile: (64 9) 358 3511
Managing Director
H Burrett
Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (64 9) 487 9000
Facsimile: (64 9) 486 1913
Acting Managing Director
J Raby
Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (67 9) 3214 400
Facsimile: (67 9) 3303 448
Managing Director
L Mellsop
China
CBA Representative Office
2909 China World Towers 1
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Chief Representative
Y T Au
Room 3805-3806 K.Wah Centre
1010 Huahai (M) Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
Head of China Retail Banking
Vicky Liem
CommFinance
Room 3805-3806 K.Wah Centre
1010 Huahai (M) Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
Chief Executive Officer
L. Zhang
China Life – CMG Asia Life Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
C Lee
CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
First State Cinda Fund Management
No. 29 Dong Zhong Street
Dong Cheng District
Beijing
Telephone: (86 10) 6418 1266
Facsimile: (86 10) 6418 1243
Regional Head Asia
L Mann
Hong Kong
15th Floor, Chater House
8 Connaught Place,
Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2845 9194
Regional General Manager Asia
S Poon
Hong Kong Commonwealth Bank of Australia
Room 1501 – 1505, Chater House
8 Connaught Road Centre
Hong Kong
Telephone: (852) 3667 8900
Facsimile: (852) 3667 8939
Executive General Manager
P Fancke
First State Investments (Hong Kong) Limited
Level 6 Three Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Regional Head Asia
L Mann
India
CBA Representative Office
Unit 201, Level 2 (front portion) of Embassy Classic
No. 11, Vittal Mallya Road
Bangalore 560001
Telephone: (91 80) 2210 7411
Fascimile: (91 80) 5112 1462
Chief Representative
Ravi Kushan
Indonesia
PT Bank Commonwealth
Ground Flr, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (62 21) 5296 1222
Facsimile: (62 21) 5296 2293
President Director
S Brewis-Weston
PT Astra CMG Life
11/F Sentra Mulia
Jl. H.R. Rason Said, Kav X-6 No 8
Jakarta 12940
Telephone: (62 21) 250 0385
Facsimile: (62 21) 250 0389
President Director
Malakai Naiyaga
PT First State Investments Indonesia
29th Floor, Gedung Artha Graha
Sudirman Central Business District
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190
Telephone: (62 21) 515 0088
Facsimile: (62 21) 515 0033
Regional Head Asia
L Mann
Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (81 3) 5400 7280
Facsimile: (81 3) 5400 7288
General Manager
L Xia
Singapore
CBA Branch Office
3 Temasek Avenue #20-01
Centennial Tower
Singapore 039190
Telephone: (65) 6349 7000
Facsimile: (65) 6224 5812
General Manager
R Buchan
First State Investments (Singapore)
3 Temasek Avenue
#20-01 Centennial Tower
Singapore 039190
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Regional Head Asia
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
General Manager, Head of North America
L C Tuzo
Europe
United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
P Orchart
First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
Edinburgh
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44 131) 473 2200
Facsimile: (44 131) 473 2222
Managing Partners
S Paul & A Tulloch

318     Commonwealth Bank of Australia Form 20-F 2006